Form 20-F
period 2002-12-31
MATAV CABLE SYSTEMS MEDIA LTD
filed 2003-06-30
CIK 1014925

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
Commission file number: 0-28556

MATAV – CABLE SYSTEMS MEDIA LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

42 Pinkas Street North Industrial Park P.O. Box 13600 Netanya 42134 Israel (Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class

American Depositary Shares Ordinary Shares*

*  Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of NIS 1.00 each	30,203,917

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
               Yes   ☒      No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:
               Item 17  ☐     Item 18  ☒

INTRODUCTION

               As used herein, references to “we,” “our,” “us,” “Matav” or the “Company” are references to Matav-Cable Systems Media Ltd. and to its significant subsidiaries, including, Matav Investments Ltd., Cable Systems Media Haifa-Hadera Ltd., Nonstop Internet (1999) Ltd., Matav Assets Ltd., Matav Infrastructure Ltd. and Matav Infrastructure 2001,L.P., all of which are wholly owned subsidiaries, and Nonstop Ventures, Ltd.

               In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader.  No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all.  The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2002 of NIS 4.737= US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information — Selected Financial Data — Exchange Rate Data.”

               We maintain our financial books and records in shekels and present our financial statements in conformity with generally accepted accounting principles in Israel, or Israeli GAAP.  As applicable to our financial statements, Israeli GAAP and U.S. GAAP vary in certain respects, as described in Note 20 to the financial statements.  We present our historical statements in shekels that have been adjusted to reflect changes in purchasing power due to changes in the Israeli consumer price index. Unless otherwise specified in this annual report, all financial data relating to us are presented in shekels adjusted to December 31, 2002 purchasing power (“adjusted NIS”).  See “Item 5A. Operating and Financial Review and Prospects — Operating Results — Impact of Inflation and Exchange Rate Fluctuations” and Note 15 to the financial statements.

FORWARD-LOOKING STATEMENTS

               This annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

               Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and located elsewhere in the annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

               We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

3A.         SELECTED FINANCIAL DATA

               The following table sets forth our selected consolidated financial data as at and for each of the years in the five-year period ended December 31, 2002. The selected consolidated financial data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 are based on consolidated financial statements that have been prepared in accordance with Israeli generally accepted accounting principles, or GAAP. As applied to our consolidated financial statements, Israeli GAAP and U.S. GAAP vary in certain respects, as described in Note 20 to the consolidated financial statements.

               We were incorporated on June 28 1987. The selected consolidated financial data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects”, and the financial statements and notes thereto included elsewhere in this report on Form 20-F.  The financial data for the year ended as at December 31, 2002 have been translated into US dollars using the representative rate of exchange of the US dollar to the New Israeli Shekel, as published by the Bank of Israel, at December 31, 2002 (NIS4.737 = US$1.00).  The translation is solely for convenience and should not be construed as a representation that Israeli currency amounts actually represent, or could be converted into US dollars.

	1998	1999	2000	2001	2002	2002

	NIS (in thousands) *	NIS (in thousands) *	NIS (in thousands) *	NIS (in thousands) *	NIS (in thousands) *	$ (in thousands)*

Revenues	450,217	490,743	483,791	478,362	505,009	106,609
Operating income (loss)	172,350	117,239	(62,796)	(132,333)	(100,567)	(21,230)
Financial expenses, net	24,828	9,431	34,984	53,083	(49,008)	(10,346)
Other income (expenses) net	(849)	448,672	1,026	3,111	283,859	59,924
Income (loss) before taxes on income	146,673	556,480	(96,754)	(182,305)	134,284	28,348
Equity in earnings (losses) of affiliated companies, net	(22,243)	(154,159)	(131,024)	(80,329)	11,119	2,347

Net income (loss), under Israeli GAAP	71,841	340,479	(227,952)	(262,192)	34,471	7,277
Net income (loss) per ordinary share, under Israeli GAAP	2.64	11.38	(7.88)	(9.09)	1.19	0.25
Net income (loss) per ADS, under Israeli GAAP	5.27	22.78	(15.77)	(18.18)	2.39	0.50
Weighted average number of shares outstanding in thousands, basic, under Israeli GAAP	27,232	29,899	28,914	28,834	28,860	28,860
ADS shares outstanding in thousands, basic - under Israeli GAAP	13,616	14,950	14,457	14,417	14,430	14,430
Net income (loss), under US GAAP		218,319	(223,616)	(219,761)	36,134	7,628
Net income (loss) per ordinary share, under US GAAP		8.01	(7.81)	(7.50)	1.25	0.26
Net income (loss) per ADS, under US GAAP		16.03	(15.63)	(15.00)	2.50	0.53
Weighted average number of shares outstanding in thousands, basic, under US GAAP		17,243	28,604	29,286	28,860	28,860
ADS shares outstanding in thousands, basic, under US GAAP		13,622	14,302	14,643	14,430	14,430
Capital expenditures	69,157	135,286	400,149	270,058	115,564	24,396
Balance Sheet Data:
Fixed assets, net	605,316	645,401	929,878	1,058,035	1,010,961	213,418
Total assets, net	888,643	1,164,775	1,185,409	1,206,479	1,154,276	243,672
Short-term credit (including current maturities of bank loans and debentures)	178,375	50,929	254,455	572,152	558,325	117,865
Long-term bank loans	3,409	1,747	237,783	189,731	144,801	30,568
Debentures	203,004	174,113	145,217	135,002	101,363	21,399
Shareholders equity under Israeli GAAP	419,443	546,362	374,760	114,430	149,882	31,641
Shareholders equity under US GAAP	0	416	305,593	104,512	141,694	29,912
EBITDA	260,522	207,182	45,359	261	57,820	12,206

*            The data set forth in the table above is expressed in NIS or US dollars, as applicable, except for data forth in the table regarding numbers of shares and ADSs, as applicable.

Exchange Rate Data

               The following table sets forth, for the years indicated, exchange rates between the shekel and the US dollar, expressed as shekels per US dollar and based upon the daily representative rate of exchange on the last day of each year as published by the Bank of Israel.

	1998	1999	2000	2001	2002	2003(2)

Average(1)	3.76	4.14	4.077	4.214	4.736	4.641
High	4.37	4.29	4.198	4.416	4.994	4.924
Low	3.54	4.01	3.967	4.041	4.437	4.373
End of period	4.16	4.15	4.041	4.416	4.737	4.373

(1)          Calculated based on the average of the exchange rates on the last day of each month during the relevant period.
(2)          Through May 31, 2003.

	December 2002	January 2003	February 2003	March 2003	April 2003	May 2003
High	4.791	4.898	4.924	4.858	4.671	4.577
Low	4.632	4.737	4.810	4.687	4.521	4.373

               At May 31, 2003, the representative rate of exchange was NIS 4.373 per US dollar, as published by the Bank of Israel.

               Changes in the exchange rate between the shekel and the US dollar could affect our financial results.

Payment of Dividends to Shareholders

               Our board of directors decided, on January 14, 1998, to distribute an interim cash dividend to our shareholders who held shares on February 15, 1998, in the nominal amount of NIS 2.5828 (approximately US$0.72) per ordinary share, for a total nominal amount of NIS 70 million, paid to the shareholders on March 2, 1998.  Distribution of this dividend was approved as a final dividend for the year 1997 at our annual general meeting of shareholders held on November 18, 1998.

               Our board of directors decided, on October 29, 1998, to distribute an interim cash dividend to our shareholders who held shares on November 18, 1998, in the nominal amount of NIS 2.9377 (approximately US$0.62) per ordinary share, for a total nominal amount of NIS 80 million, paid to the shareholders on December 3, 1998.  Distribution of this dividend was approved as a final dividend for the years 1994, 1995 and 1996 at our annual general meeting of shareholders held on November 18, 1998.

               Our board of directors decided, on December 27, 1999, to distribute an interim cash dividend to our shareholders who held shares on January 11, 2000, in the nominal amount of NIS 7.576 (approximately US$1.82) per ordinary share, for a total nominal amount of NIS 208.3 million paid to the shareholders on January 26, 2000.  Distribution of this dividend was approved as a final dividend for the year 1999 at our annual general meeting of shareholders held on December 31, 2000.  No dividends were declared in 2001 and 2002.

3B.         CAPITALIZATION ANDINDEBTEDNESS.

                Not applicable.

3C.         REASONS FOR THE OFFER ANDUSE OF PROCEEDS.

Not applicable.

3D.         RISK FACTORS

In order to operate our business, we must have valid Licenses.

               We conduct our operations pursuant to: two general non exclusive Cable Broadcast Licenses granted by the Council of Cable and Satellite Broadcasting on April 30, 2002; a general non-exclusive Telecommunications Infrastructure License granted by the Minister of Communications, on March 27, 2002; and a special Broadcasting HeadEnd License granted by the Minister of Communications on May 2, 2002.

               The Cable Broadcast Licenses and the Telecommunications Infrastructure License are effective for a period of fifteen years and can be extended by additional ten-year periods if the Council (in respect of the Cable Broadcast Licenses), or the Minister (in respect of the Telecommunications Infrastructure License) determine that we have:

•	complied with the terms and conditions of our Licenses and the applicable law and regulations;

•	complied with the instructions of the Council and the Minister;

•	continuously acted in a manner to improve our broadcasts, the technology of the broadcasts and the scope, availability and quality of our telecommunications services and our network technology;

•

the ability to continue to provide the broadcasts and to invest in improvements of the broadcasts in the future, and the ability to continue to provide the telecommunications services and make necessary investments in order to update our technology and the scope, availability and quality of our telecommunications services; and

•	continued to comply with the conditions upon which our Licenses have been granted.

               Our Broadcasting HeadEnd License is valid for so long as our Cable Broadcast Licenses remain in force, but in any event no later than May 30, 2017, although we may apply for an extension of the Broadcasting HeadEnd License beyond this date.

               In order to ensure compliance with our obligations pursuant to our Cable Broadcast and Telecommunications Infrastructure Licenses, applicable law and regulatory bodies, we have provided a bank guarantee in the amount of $10 million to the Minister of Communications (in respect of our Telecommunications Infrastructure License), and a bank guarantee in the amount of NIS 9 million to the Council (in respect of our Cable Broadcast Licenses).  Each of the Minister and the Council has the authority to exercise the guarantees in the event that the Licensee does not fulfill its obligations, and to cover any damage, loss or cost that the Council, the Minister or the government may incur as a result of any breach of our obligations under the Licenses, and to ensure any payments by the Licensee, including royalty payments and payments of fines imposed by the Council or the Minister.  The exercise of the guarantee does not derogate from the authority of the Council or the Minister to cancel the Licenses, to amend the terms and conditions of the Licenses or to impose other sanctions including fines for certain stipulated breaches or actions.

               The Council or the Minister have the authority to amend the terms of our Licenses at any time, and, in relation to the Cable Broadcast Licenses, the Council must take into account any prejudice to the Licensee. Further, the Licenses may be cancelled for material breach of its provisions, or non-compliance with legal requirements, or non-remedy of a non-material breach. The Telecommunications Infrastructure License can further be cancelled by the Minister for non-supply of services, non-fulfillment of the conditions of receipt of the Licenses, breach of the restrictions upon the means of control of   the Licensee entities, breach of cross ownership restrictions or breach of obligations to provide information to the Minister.  We are also required to meet certain requirements pursuant to the Telecommunications Infrastructure License regarding the laying down of infrastructure.

               Although we believe that we are currently in compliance with all material requirements of our Licenses, the interpretation and application of the standards used to measure these requirements may not be certain, and disagreements may arise in the future between us and the Minister of Communications or the Council.

We are subject to special regulatory restrictions applicable to monopolies, which limit our ability to control the conduct of our business.

               On November 8,1999, the Controller of Restrictive Business Practices declared that we, and all the other cable television operators in Israel, constitute a monopoly in the provision of multi-channel cable television services in our then respective franchise areas (which are the same areas in which we operate pursuant to our current Licenses).  On December 28, 1999, we filed an appeal of this declaration in the Restrictive Business Practices Court, which has not yet been decided.  Until the appeal is finally resolved, and if the Controller of Restrictive Business Practices declaration is not dismissed, we are subject to the supervision of the Restrictive Business Practices Authority, in addition to the existing supervision of the Minister of Communications and the Council, including in the areas of pricing, quality of broadcasting services, agreements with our subscribers, agreements with content providers and the use of our cable television network.  There can be no assurance that the declaration of the Controller of Restrictive Business Practices will be dismissed.

               In February 2003, the other Israeli cable television operators and us agreed on a final version of an agreement, which sets forth the structure and conditions of a merger between us and the other Israeli cable television operators.  This merger agreement, upon its signing, will be added to and broaden the terms of the previous arrangement between the parties executed on December 31, 2001 (further to previous arrangements between the parties that were cancelled and replaced).  In the event that a merger with the other cable television operators in Israel is completed, the merged entities shall be subject to the supervision of the Controller of Restrictive Business Practices, and in addition, may be also subject to the above-mentioned restrictions as a monopoly.

The telecommunications industry in Israel is highly regulated which limits our flexibility to manage our business.

               Our business is subject to regulation under the Telecommunications Law regarding, among other things:

•	licenses;

•	royalties and other payments to the government to be paid by licensees;

•	content and scope of programming;

•	the subscriber charges set by cable television operators for their cable television services;

•	our cable infrastructure that will become the public telecommunications network; and

•	the nature of telecommunications services.

               Changes in laws, regulations or government policy affecting our business activities could adversely affect our business and operations.  In the event that we notify the Council that we wish to reduce the scope of the Basic Package for analog subscribers, we may be instructed to reduce the price charged for such package.  The Minister of Communications also has the authority to intervene and set minimum and maximum charges to our subscribers in the event that he determines that our charges are not reasonable, or are harmful to competition.  We cannot assure you that the Minister of Communications will not intervene in relation to the amounts we charge our subscribers.

As a result of the changing regulatory environment we have lost the competitive advantage we previously enjoyed as a holder of exclusive franchises, and we face competition from a variety of sources.  This has lowered the entry barriers for potential new competitors and may affect our ability to provide services to our subscribers.

               The Israeli telecommunications market is in a state of transition, moving to a more liberalized environment in which various markets are being gradually opened to competition.  Amendments to the Telecommunications Law replaced the previous system of exclusive franchises by general non-exclusive licenses.  The licenses we have received (and the terms of the approvals we have received from the regulatory authorities with regards to the proposed merger between the Israeli cable television operators), have significantly reduced the barriers to entry to our market and impose conditions upon us that allow our competitors to access our subscribers.

               In January 1999, the Ministry of Communications granted a license for the provision of television broadcasts to subscribers in Israel via satellite to D.B.S. Satellite Services (1998) Ltd., commonly known as ‘YES’.  Bezeq – Israel Telecommunications Corporation Ltd. is a controlling shareholding of YES.  YES began to operate and market its broadcasts in July 2000.  Bezeq is a government company, which has a monopoly over the provision of domestic fixed line telephony services, data transmission services, access to high-speed Internet and telecommunications infrastructure.  Bezeq has great financial resources, which it may place at the disposal of YES, thereby allowing YES to offer its services at low prices and use aggressive marketing strategies with which we may not be able to successfully compete. We also have an obligation to lease our Inside Wiring to YES, and YES is under a reciprocal obligation to us, pursuant to directives issued by the Minister of Communications.  Such competition from YES has affected our income, reduced the number of subscribers and caused us increased expenses, mainly in marketing and programming.  In particular, the purchase power of YES has materially raised the cost of purchase of content from the ‘major’ producer companies (namely Warner Brothers, Universal, Buena Vista, Paramount, MGM, Columbia and Twentieth Century Fox).

               The Telecommunications Law, as amended, our Licenses and the terms of the approvals we have received to date from the regulatory authorities with regards to the proposed merger of the Israeli cable television operators, also impose upon us an ‘unbundling’ obligation, the purpose of which is to encourage competition. The obligation both allows other broadcasting licensees access to our subscribers, through our network infrastructure, on terms that are not inferior to the terms provided by our Telecommunications Infrastructure Licensee to our Cable Broadcast Licensees; and also allows other telecommunications licensees (who may therefore be providers of, among other things, other value added services) to have access to our infrastructure.  Further, pursuant to the terms of the approvals we have received in relation to the proposed merger between the Israeli cable television operators, in the event that the Controller considers there to be a material regression in competition in the multi channel television market we may be instructed to allow YES, or other broadcast licensees, usage of our network infrastructure to all potential subscribers, and not only to our subscribers, so long as our cable network infrastructure reaches their premises.  (If YES ceases to operate due to insolvency, this will be deemed to be a material regression in competition in the multi channel television market and we may be instructed to allow YES or its successor usage of our network infrastructure as mentioned above).

               Pursuant to our Licenses and the law, we are obliged to reserve and allow one sixth of our broadcasting network capacity for broadcasts of channels produced by special cable broadcast licensees to our subscribers.  According to the Telecommunications Law, as amended, without derogating from the general unbundling obligation referred to above, and taking into account the said obligation with regards to reserving one sixth of our network capacity, the Minister has the authority to direct the Telecommunications Infrastructure Licensee to designate network capacity for the transmission of broadcast and other telecommunications services of a third party.

               We cannot anticipate how and to what extent these obligations shall affect our income and expenses, or our subscriber base in the future.

We provide a service of access to High Speed Internet over cable, which faces significant competition.

               Since April 2002, we provide a service of access to High Speed Internet over cable.  We have incurred considerable capital expenditure preparing for the provision of this service and anticipate that we shall continue to invest in the improvement and maintenance of this service in the future.  However, we face significant competition from the government owned Bezeq and may face competition in the future from other well placed competitors. There is no assurance of the level of return on our investments in this service.

We may face competition from other existing technologies in broadcasting and infrastructure that may be implemented in Israel, or new technologies that could reduce the appeal of our services.

               While we believe that our existing technologies allow us to effectively compete with other existing technologies implemented in Israel, we may face competition from existing technologies that may be implemented in Israel.  We cannot anticipate whether, and to what extent if at all, future changes in technology will materially affect the continued use of fiber optic and coaxial cabling technologies that we employ.  We may also face competition from technologies in development or that may be implemented in the future, such as LMDS, wireless local loop in the fields of data over cable and telephony, and video on demand and personal video recorder (or ‘PVR’) services that may be deployed over digital subscriber line (or ‘DSL’) and satellite platforms.  We cannot predict what will be the effect of existing, emerging and future technological changes on the viability or competitiveness of our system.  Accordingly, we cannot assure you that the technologies we currently employ, or shall employ in the future, will not become obsolete or subject to competition from new technologies in the future.

The cable television industry is subject to regulation and antitrust review in respect of the programming offerings that it provides, which limits our ability to independently select programming, and causes us significant expenses and investments in the development of programming.

               In 1989, together with the other two Israeli cable television operators, we established a company named I.C.P. – Israel Cable Television Programming Company Ltd., or ‘ICP’, for the purpose of jointly purchasing and producing content for our local cable channels.  Prior to the approval of the Controller of Restrictive Business Practices to the proposed merger of the Israeli cable television operators, the validity of ICP’s activity was subject to the approval of both the Council and the Restrictive Business Practices Authorities.  Under the approval of the Controller of Restrictive Business Practices to the proposed merger of the Israeli cable television operators, it is no longer necessary for the activity of ICP to be subject to the approval of the Restrictive Business Practices Court.  Should the merger not be consummated, the activity of ICP shall continue to be also subject to the supervision of the Restrictive Business Practices Authorities.

               The Council’s approval to the activity of ICP, which has been extended a number of times, is subject to certain conditions, one of which is that the cable television operators allow YES to broadcast channels produced, under the ICP settlement by ICP or the independent producers (namely, family, sport, movies and children’s channels) for consideration, during the approval period, with the exception of certain original local productions.  These channels are among the most widely viewed channels in Israel.  The obligation upon us to allow direct broadcasting of these channels by YES expires upon the earlier of either: December 31, 2003 (regarding the family, movie and sports channels), and March 1, 2003 (regarding the children’s channel); or the date on which YES has at least 500,000 subscribers, after which YES may request an extension.  The obligation regarding the children’s channel has since expired.  YES broadcasts the family channel produced by ICP.  YES ceased to broadcast the movie channel produced by ICP on June 30, 2002.  The terms and conditions of the approvals of the Council and Controller of Restrictive Business Practices to the proposed merger also impose significant restrictions on the activity of the merged entity in relation to all areas of our business, including programming, marketing and broadcasting.

               The Council’s approval of the activity of ICP, together with other Council decisions allowing us to broadcast local channels, obligated the cable television operators (including ourselves) to invest an aggregate sum of up to approximately $33.7 million per year in original local productions, each in proportion to each operator’s relative share of the total number of cable television subscribers in Israel.  Amendments to the Telecommunications Law stipulate that in place of such yearly obligation, investments in local productions should equal between 8% and 12% of the annual income of the cable television operators from subscription fees.  Pursuant to these amendments, the Council has the authority to fix the percentage from the 8%-12% range, while taking into account the economic status of the cable television operators in the field of cable broadcasts.  In accordance with the Council’s decision of June 2002, as amended in September 2002 and May 2003, each Cable Broadcast Licensee is required to allocate to production or purchase of locally produced broadcasts, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of the grant of the Cable Broadcast License) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to local productions by the Cable Broadcast Licensee as of 2006.  For this latter purpose, the Council shall consider, among other things, the financial condition of the Licensees in connection with their broadcast activities and the contribution of the merger to the improvement of the financial condition of the Licensees.

               Each of the Israeli cable television operators, including us, is also still under a continuing obligation, as set forth in our Cable Broadcast Licenses, to fulfill programming obligations which remain outstanding pursuant to the previous franchises, including the obligation to invest in local productions.  According to our Cable Broadcast Licenses, we may notify the Council of our intention to remove certain channels from our Basic Packages and to transmit those channels within the Premium Broadcastings that we offer our digital subscribers in our tiering system. In such event, the Council has the authority to recommend to the Ministry of Communications that our analog subscriber fees for the Basic Package be reduced. This could have a material impact on our revenues, if the fees received from other sources do not compensate for the loss of such fees.

Our financial condition may be affected by the market price of one of the cellular telecommunications companies authorized to operate in Israel, in which we have invested.

               We hold approximately 7.42% of the outstanding share capital of Partner Communications Company Ltd., the shares of which are publicly traded on the Nasdaq National Market, the London Stock Exchange and the Tel Aviv Stock Exchange, and Partner’s debentures are listed for trade on the Luxembourg Stock Exchange.  Partner holds a license to provide cellular telecommunications services in Israel, and is currently one of the two operators in Israel to use the global system for mobile telecommunications, or GSM, on a fully commercial basis, a comprehensive digital standard for the operation of all elements of a cellular telephone system. Partner faces intense competition from other cellular telecommunications service operators in Israel and the Palestinian operator, Jawaal, and also faces competition from fixed line operators in Israel, currently Bezeq – Israel Telecommunications Corporation Ltd.  The market price of Partner’s shares has been and may continue to be volatile in response to conditions of the global securities markets in general and the communications and technology sectors in particular.  The foregoing and other factors could cause the market price of Partner’s shares to fluctuate unpredictably, and could adversely affect the market price of Partner’s shares.

               Partner’s results are reflected in our financial statements through December 31, 2002 on an equity accounting basis and consequently have a material effect on our financial results.  Approximately 72% of our current holdings in Partner are pledged to banks under pledges unlimited in sum, to cover Partner’s liabilities in respect of its loans from the banks.

               We cannot assure you that Partner will be able to successfully compete against existing or new competitors in the field of cellular telecommunications, or that Partner’s systems and business plan will be adequate, efficient and capable of performing in light of the large number of material factors that may affect its future operations and prospects.

We may incur expenses in connection with our shareholdings in an Israeli international telecommunications service provider.

               We hold a 10% share ownership interest in Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., which holds a license to provide international telecommunications services in Israel.  Barak competes with two other licensed international telecommunications service providers, and two additional substantial Internet service providers.  One of these competitors is Bezeq International Ltd., which is a subsidiary of the domestic telecommunications service provider, Bezeq– Israel Telecommunications Corporation Ltd., which until recently had a sole monopoly.  As a result of this connection, Bezeq International Ltd. has stronger name recognition, long - standing customer relations, and significantly greater financial and technical resources than the other competitors in the international telecommunications market, including Barak.

               Users of international telecommunications services may subscribe for the services of any provider in Israel, and may change their choice, at any time.  In addition, a user may select the services of any of the providers on a call-by-call basis.  As a result, regular subscribers of Barak may not necessarily use Barak services exclusively.

               The Israeli government may grant additional licenses for the establishment and operation of international telecommunications systems in Israel. Such competitors may be larger than Barak or have greater financial resources, better technology or services, and Barak may not be able to successfully compete with them. This may have the impact of reducing Barak’s market share. Furthermore, the international telecommunications market is characterized by rapidly changing technology and customer requirements, new industry standards and frequent new product and service introductions.  If Barak is unable to anticipate and keep pace with these changes, it may lose market share.  Barak’s performance or market penetration might not be enhanced and our investment in Barak might not be fruitful.

We are controlled by a small number of shareholders.

               At May 31, 2003, our principal shareholders were the beneficial owners of approximately 80% of our outstanding ordinary shares.  Our principal shareholders except Ma’ariv Modein Publishing House Ltd. are parties to a shareholders agreement, which relates to, among other things, the election of our directors.  Subject to applicable law and the provisions of the shareholders agreement, our principal shareholders have the ability to determine the election of all of our directors, and to direct our policies, including the payment of dividends, and can control the outcome of substantially all matters that may be brought before our shareholders.

We may not be able to obtain additional capital in order to implement our business plans on favorable terms, and may have a dilutive effect on our shareholders.

               Our existing capital resources may not be adequate to satisfy our financial needs in order to implement our business plans, for the next 12 months. Our financial needs in that period will be subject to, among other things: our ability to successfully provide our services; the need to upgrade our network to provide added value services; the need to implement the buildout of our infrastructure in peripheral areas; and the needs of companies in which we have significant investments, such as Partner, Barak and, if the proposed merger shall be consummated, the merged entity.

               Any future equity or debt financing, if available, may be on terms that are not favorable to us, and in the event of equity financing, could result in dilution of our shareholders’ interests.  Although our principal shareholders have made loans and contributed equity to us in the past, they are not contractually obligated to do so in the future.

               We commenced negotiations with the banks regarding an increase of our credit lines.  These negotiations were ceased due to the proceedings in connection with the proposed merger of the Israeli cable television operators, however we may recommence these negotiations depending on the progress of the merger or should the merger proceedings cease to continue.  Should we recommence such negotiations, there is no assurance that we shall reach an agreement with the banks and receive such increased credit lines.  In the event that we are granted increased credit lines to meet our financial needs, there can be no assurance that we would be able to obtain terms which are favorable to us, or which are not significantly expensive, in light of current market conditions.

Our industry is subject to rapid technological changes that will cause us to incur capital expenditures in order to remain competitive.

               In order to provide advanced communication services, we have incurred significant capital expenditures expanding the cable network bandwidth from 550 MHz to 860 MHz.  We have a technological advancement plan for deployment of additional two-way services, expansion of fiber optic cable networks and a digital broadcasting system or advanced data over cable platform.  We also aim to improve the network in terms of redundancy and manageability, by closing fiber rings, enhancing the powering and telemetry measures, and downsizing the fiber nodes.  Such enhancements are necessary to allow us to provide telecommunication services at a “Telco-Grade” quality of service, which is the standard commonly used by telephone companies to grade availability and quality of services.

Our business may be impacted by the shekel exchange rate fluctuations and inflation.

               Our financial statements are presented in shekels, adjusted to reflect changes in the Israeli consumer price index.  Consequently, all shekel amounts set forth in our historical financial statements are adjusted each time that we publish new financial statements in order to reflect changes in the Israeli consumer price index as of the date of the latest balance sheet presented.  See Note 2 to the financial statements.  Since we may be unable, or not permitted to raise our rates and fees pursuant to our Licenses in a manner that would fully compensate for any increase in the Israeli consumer price index, inflation in Israel may have a material adverse impact upon us.  Our financial expenses are also affected by inflation, such that high rates of inflation cause a decrease in the real value of our unlinked assets, which in turn, causes an increase in our financial expenses.  Likewise, high rates of inflation cause a decrease in the real value of our unlinked liabilities, which in turn, causes a decrease in our financial expenses.

               Substantially all of our revenues and a minority of our operating expenses are denominated in shekels, and on the other hand, substantially all of our programming expenses, certain other expenses and most of our capital expenditures are denominated or linked to foreign currency.  Thus, any devaluation of the shekel against the US dollar (or other foreign currencies), will also increase the shekel cost of our non- shekel denominated or linked expenses.  Such increase may have an adverse impact upon our operating results, which may be material.  Our borrowings are mostly in Israeli shekels.

Our ordinary shares and ADSs are listed for trading on different markets and this may result in price variations.

               Our ordinary shares are listed for trading on the Tel Aviv Stock Exchange, or TASE, and our ADSs are listed for trading on the Nasdaq Stock Market, or Nasdaq.  Each ADS represents two ordinary shares.  Trading in our ordinary shares and ADSs on these markets is made in different currencies (US dollars on Nasdaq and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on Nasdaq or the TASE could be insignificant and as such could be subject to volatility. The trading prices of our ordinary shares and ADSs on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates.  Any decrease in the trading price of our ordinary shares on the TASE could cause a decrease in the trading price of our ADSs on Nasdaq, and any decrease in the trading price of our ADSs on Nasdaq could cause a decrease in the trading price of our ordinary shares on the TASE.

We are subject to the political, economic and military conditions in Israel.

               We are incorporated and based in, and currently derive almost all our revenues from markets within, the State of Israel. As a result, the political, economic and military conditions in Israel directly influence us.  Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, political instability within Israel or its neighboring countries, a significant downturn in the economic or financial condition of Israel and changes in Israeli laws and regulations, including taxation, are likely to cause our revenues to fall and harm our business.

               Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Since October 2000, there has been an increased level of hostilities and violence between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced our relationship with several Arab countries. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear.  From time to time Israeli companies or companies doing business with Israeli companies have been subject to an economic boycott initiated by several Arab countries.  This boycott or similar restrictive laws or policies directed towards Israel or Israeli business could adversely affect us.  Ongoing violence between Israel and its Arab neighbors and Palestinians, or any other hostilities involving or threatening Israel, may have a material adverse effect on our business, financial condition or results of operations.

               Due to, principally, a continuing budget deficit of the Israeli government and the slow down of the Israeli economy in recent years, the Israeli parliament approved, on May 29, 2003, an economic plan that entails, among other things, budget cuts in various sources of government spending, the increase of various tax liabilities and cuts in various social benefits.  It is not known at this stage what impact the implementation of the approved economic plan would have on the Israeli economy.  Since we are located in, and currently derive almost all our revenues from markets within Israel, economic events in Israel, or uncertainties associated with such events, could adversely affect our operations and financial results.

               Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Generally, male adult citizens and permanent residents of Israel under the age of between 45 and 50, unless exempt, may be required to perform up to approximately 36 days of military reserve duty annually.  Certain reserve soldiers may be required to serve more.  Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect of any expansion or reduction of these obligations on us.

Provisions of our Licenses and Israeli law could delay, prevent or make difficult a merger or acquisition or a change of control of us and therefore depress the market price of our shares.

               Our Cable Broadcast Licenses, Infrastructure License and HeadEnd License include restrictions regarding changes of means of control of the Licensees.

               The Israeli Companies Law generally requires that a merger be approved by a company’s board of directors and by a majority of the shares voting on the proposed merger.  Unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the ordinary shares held by shareholders other than the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner) vote against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations.  In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

               In certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser will become a 25% or 45% shareholder of the company (unless there is already a 25% or a majority shareholder of the company, respectively).  If, as a result of an acquisition, the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.  The described restrictions could prevent or make more difficult to acquire us, which could depress our share price.

               Additionally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

               These provisions of our Licenses and of the Israeli corporate and tax law (and the uncertainties surrounding such laws) may have the effect of delaying, preventing or making more difficult a merger or acquisition or change of control of us, and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.

It may be difficult to (i) enforce a U.S. judgment against us, our officers and directors and our Israeli auditors, (ii) assert U.S. securities laws claims in Israel, and (iii) serve process on substantially all of our officers and directors and these accountants.

               We are incorporated in Israel.  Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for a shareholder or holder of our ADS’s, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of those persons or to effect service of process upon those persons in the United States.  Additionally, it may be difficult for a shareholder or holder of our ADS’s, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws pursuant to original actions instituted in Israel.

We and the other cable television operators have agreed on the terms of a merger. The merger might not be consummated, and if it is, we might not be able to realize any anticipated benefits from the merger.

               In February 2003, we and the other Israeli cable television operators agreed on a final version of an agreement outlining the structure and conditions of a merger between us and the other Israeli cable television operators and their subsidiaries (further to previous arrangements between the parties).  This merger agreement, upon its signing, will be added to and broaden the terms of the previous arrangement between the parties executed on December 31, 2001 (further to previous arrangements between the parties that were cancelled and replaced).  In the event any terms of these agreements shall conflict, the terms of the latter agreement of February 2003 shall prevail.  To date, the final merger agreement has not been signed.

               Prior to the merger we will need to reach an understanding with the major Israeli banks, which are creditors of the parties to the merger.  The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, the Controller of Restrictive Business Practices, and by the Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties.  To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller of Restrictive Business Practices and the Income Tax Commission.  Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.  One of the issues outstanding to date in connection with the consummation of the merger is regarding the position of the Supervisor of the Banks of the Bank of Israel in connection, among other things, with the matter of certain limitations under Israeli banking laws.

               The objectives of the merger are, among other things, to enable the merged company to provide additional telecommunications services, to increase our ability to effectively compete with Bezeq – Israel Telecommunications Corporation Ltd., and to effect substantial cost savings. There can be no assurance that the merger will be consummated.  In the event that the merger is not consummated, it will be more difficult to realize these objectives and to compete. In addition, should the merger not be consummated, our operating expenses and marketing expenses may increase, since we may no longer benefit from reduced programming and advertising costs, which result from the current joint purchase of content and joint advertising campaign of the three Israeli cable television operators.

               If the merger is consummated, there can be no assurance whether: (i) the conditions of the merger will enable the merged entity to successfully compete; (ii) there will be a successful integration between the merged entities; and (iii) the combined entity will be able to compete effectively against current or future competitors and will realize the anticipated benefits of the merger.

If the merger is consummated, we face the following risks:

•

We are indirectly controlled by certain members of the Dankner family, who also own indirectly 11.63% of Bank Hapoalim Ltd.,the largest bank in Israel, and which constitute part of the controlling group of Bank Hapoalim Ltd., which own approximately 45.18% of the Bank.  We are consequently subject to restrictions under Israeli banking laws concerning credit, consents and limitations with Bank Hapoalim.  The restrictions to which we are subject may therefore apply to the merged entity.  Additionally, Bank Hapoalim is a creditor of the other companies who are parties to the proposed merger, and will therefore be a creditor of the merged entity.

•

As a result of the merger, we may be characterized as a passive foreign investment company, and as a result our U.S. shareholders may suffer adverse tax consequences.  Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes.  This characterization could result in adverse U.S. tax consequences to our shareholders, including having gain realized on the sale of our shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

•

As a result of the merger, we may be deemed to be an ‘investment company’ under the Investment Companies Act of 1940.  A significant part of our assets may constitute ‘investment securities’ as defined in the Investment Company Act.  If we were deemed to be an ‘investment company,’ then we would be required to be registered as such.  In that case there would be a substantial risk that we would be in violation of the Investment Company Act because of the practical inability of a non-U.S. company to register under the Investment Company Act.  If we were deemed to be an unregistered ‘investment company’ under the Investment Company Act, our contracts may be voidable, we might not be allowed to offer securities in the United States, and we may also be subject to other materially adverse consequences.

•

The sums that will be deemed to have been borrowed by the merged entity may exceed the maximum borrowing limit of a single borrower under the Israeli banking laws, which might materially restrict the ability of the merged entity to receive loans from Israeli banks. In addition, we, the merged entity and the other parties to the merger may be subject to additional limitations with connection to receipt of loans from Israeli banks due to restrictions under Israeli Banking laws pertaining to the maximum borrowing by a group of borrowers.

•

The goodwill contributed to the merged entity by the merging entities could result in accounting expenses under Israeli GAAP in the years following the consummation of the merger that would reduce our shareholders’ equity and would have an adverse effect on the public market for our shares and ADS’s, and negatively affect our ability to pay dividends to our shareholders.  A material reduction in our shareholders’ equity could cause our shares to be delisted from the Tel Aviv Stock Exchange and Nasdaq National Market.

•

For the merger, including certain ancillary actions performed in the framework of the merger, to qualify, pursuant to the approval of the Israeli Income Tax Commission to the merger, as a tax-free transaction under Sections 103, 104 and 105 of the Israeli Income Tax Ordinance, the merging entities and their respective shareholders (including us) are required to comply with certain restrictions until December 31, 2003, including restrictions on certain issuances of shares of the merged entity and restrictions on the number of shares that may be sold by the shareholders of the merged entity.  In addition, the merged entity may not sell a majority of the assets (as defined in the Income Tax Ordinance) transferred to it by the merging entities during this restricted period, and no actions, transfers, provision of guarantees or any other activities may be performed between the merged entity and the other entities that participated in the merger, including their respective shareholders.  In the event that any of these conditions or restrictions are not complied with, the tax exemption may be retroactively cancelled and the merger may be subject to tax, plus a consumer price index linkage adjustment and interest.  These restrictions may deter an acquisition of the merged entity, and prevent us from selling or disposing of our shares in the merged entity.  Additionally, subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required and additional conditions or restrictions may be imposed on the merged entity, the merging entities and their respective shareholders.

•

The terms and conditions of the approvals that we have received to date to the merger affect the ability of the merged entity to manage its business, and restrict the ability of the merged entity to utilize any potential competitive advantage it may otherwise have.

•

In the event that the Controller of Restrictive Business Practices considers there to be a material regression in the multi channel television market as a result of the consummation of the merger, he has the power to oblige the merged entity to allow other broadcast license holders (including YES) usage of the network infrastructure to access all potential subscribers, and not only to the subscribers of the merged entity.

•

A condition of the approval of the Controller of Restrictive Business Practices to the merger is an obligation upon the merged entity to begin to supply fixed line telephony services over cable infrastructure to the Israeli public within a year of receipt of its infrastructure license and no later than two years of the date of the approval.  The merged infrastructure entity is obligated to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS350 million, to be completed in accordance with predetermined stages throughout 2002 to 2005, as set forth in the approval.  To date, we are unable to anticipate exactly how much our pro rata portion of such investment obligation will be.

•

The approval of the Controller of Restrictive Business Practices to the merger is conditional upon the provision of a bank guarantee in the amount of $15 million to ensure compliance with the terms of the approval. In the event that the Controller of Restrictive Business Practices decides, in his discretion, that there has been a material breach of the terms of the approval, he may fully exercise the guarantee.  We have provided our pro rata portion of this guarantee, in the amount of $3.75 million.

The financial situation of the other Israeli cable television operators has an impact upon our business.

               On April 22, 2002, Tevel Israel International Ltd., one of the other Israeli cable television operators filed a motion for stay of proceedings, which is one of the procedures available to an insolvent company in Israel.  The stay of proceedings was granted by the Court on April 23, 2002, and is currently valid until July 2, 2003.  The Court appointed a Trustee for the duration of the period of the stay of proceedings.  The legal implication of the stay of proceedings, is that it is not possible for a claim to be brought against Tevel during the period of the stay, and all past debt incurred by Tevel prior to April 22, 2002, shall be dealt with in accordance with a creditors arrangement to be proposed by the Trustee, assuming that such credit arrangement shall be approved by the Court.  The Trustee is responsible, among other things, for the management of Tevel during the period of the stay.  The approval of the Court is required in order for Tevel to participate as a party to the merger.

               The current financial situation of Tevel, and any possible future deterioration of Tevel, has an impact upon our business and our day to day operations, including causing an increase in our respective pro rata portion of costs of content, which may have a material adverse affect upon our financial statements.  Further, it may affect the possibility of the consummation of the proposed merger between the Israeli cable television operators, and the conditions that the creditors of the companies that are parties to the merger may impose.

               Our previous franchises required us to meet certain milestones with respect to cable access to potential customers in the areas covered by our Licenses, which if not met, could expose us to litigation or administrative actions.

               Our previous exclusive franchises contained specific construction milestones with respect to regions within a franchise area that must be passed by the cable television network by specified dates.  We substantially completed the installation of the regional cable transmission network in all our operating areas, and believed that completing portions of the buildout requirements in peripheral regions in the operating areas would be substantially more expensive, on a per-subscriber basis than in the metropolitan areas.  Therefore we did not fully complete buildout requirements in certain peripheral regions.  Our current Licenses require us to connect any applicant to purchase cable television broadcasts within 14 days, from the application date, and in the event that the network does not reach an applicant’s premises, within 3 months.  The Ministry of Communications or exceptional committee may allow an exception regarding the time schedule to connect applicants, or the obligation to connect every applicant.

               We are subject to a lawsuit and have been subject to other lawsuits in the past, and may be exposed to additional lawsuits in the future, by residents of communities that are not, or were not, connected to the cable television network, seeking to force us to implement the build-out of our network in their communities, or compensation for being prevented from receiving cable television services.  See “Item 8A. Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings”.

We face intense competition, which may intensify in the future and impede our ability to regain profitability.

               Increased competition in the multi channel television market in recent years has caused, among other things, a rise in costs, especially programming costs, a reduction in our revenues resulting from loss of subscribers, and an inability to raise our subscriber fees.  This has contributed to our losses for the years 2000, 2001 and 2002.  There is no assurance that we will be able to regain profitability in the foreseeable future, especially in an increasingly competitive environment.

Our substantial leverage could adversely affect our financial health.

               In the years 2000, 2001and 2002, we incurred intensive capital expenditures related to the continued construction of our cable television network and other technological projects, and operating losses, which have increased our indebtedness, resulting in our becoming significantly highly leveraged.

               Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, regulatory and technical factors, including some factors that are beyond our control.  If we are unable to generate sufficient cash flow from operations to meet principle and interest payments on our debt, we may have to refinance all or part of our indebtedness.

               We cannot assure you that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing.  If refinancing were not possible or if additional financing were not available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations.

ITEM 4.                INFORMATION ON THE COMPANY

4A.         HISTORY AND DEVELOPMENT OF THECOMPANY

               We were incorporated in Israel under the laws of the State of Israel on June 28, 1987.  Our principal executive offices are located at 42 Pinkas Street, North Industrial Area, Netanya 42134 Israel (telephone: 972-9-860-2160).  Our website address is www.matav.co.il.  Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

               We are one of three operators and providers of broadband cable television services in Israel.  Our cable television services are marketed under the name “Matav Digital”.

               Prior to the grant of our licenses in 2002, we operated pursuant to five exclusive franchises granted to us by the Ministry of Communications to provide cable television services in franchise areas, which covered approximately 25% of Israel’s households.  As of December 31, 2002 we provided cable television services to approximately 26% of all cable television subscribers in Israel.  We own substantially all of our cable television network infrastructure.  Our exclusive franchises covered four operating areas, three of which included the major metropolitan areas of Bat-Yam – Holon, Haifa, and Netanya – Hadera, and one of which served the less densely populated area of the Galilee.  Our subscriber penetration is highest in the metropolitan operating areas.

               We began serving cable television subscribers in 1990.  The total number of our cable television subscribers was approximately 286,600 on December 31, 1999, in comparison to approximately 275,000 as of December 31, 2002.   Cable television subscriber penetration has decreased by approximately 11.0% during the same period.  Since April 2002, we offer a commercial service of access to High Speed Internet over cable, pursuant to our Telecommunications Infrastructure License.  Our aggregate revenue has increased from approximately NIS 490.7 million on December 31, 1999 to approximately NIS 505.0 million as of December 31, 2002 (including revenue from cable television and access to High Speed Internet subscribers).  During the same period, our operating income and net income has decreased from approximately NIS 117.2 million and net income of approximately NIS 340.5 million for the year ended December 31, 1999 to an operating loss of approximately NIS 100.6 million and net income of approximately NIS 34.5 million for the year ended December 31, 2002.  EBITDA has decreased from approximately NIS 207.2 million for the year ended December 31, 1999 to approximately NIS 57.8 million for the year ended December 31, 2002.

               Through December 31, 2002 we have invested approximately NIS 2025.2 million (approximately US$ 427.5 million) in the build-out of our cable television network within our license areas and in other fixed assets.

               We operate both directly and through subsidiaries in various fields of telecommunications.  We have adopted a growth strategy that combines core activities in the multi-channel television market, based on state-of-the-art technology, with the use of cable television infrastructure.  We are able to provide data over cable and other supplementary services.

               We have expanded our telecommunications activities by investing in Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., an international telephony service provider in Israel, and in Partner Communications Company Ltd., the third of four licensed providers of mobile cellular telephone services in Israel, and one of the two providers using the global system for mobile telecommunications, a comprehensive digital standard for the operation of all elements of a cellular telephone system, known as GSM.

               Until April 2002, we beneficially held approximately 15.2% of Partner’s issued and outstanding shares.  Pursuant to the sale of approximately half of our shares in Partner in April 2002, we are now the beneficial owners of approximately 7.42% of Partner’s issued and outstanding share capital.

               We, together with other of our shareholders, formed Nonstop Ventures Ltd. for the purpose of investing in start-up companies, which engage in the fields of Internet, cable television, data telecommunications, applications, content, infrastructure and Internet Protocol telephony.  As of November 2002, we own 50% of the issued share capital of Nonstop Ventures.

Important events in the development of the cable television and telecommunications industry, and our business

Overview

               Television broadcasting in Israel began in 1967 through one off-air government controlled channel, known as Channel 1.  In 1993, private operators commenced regular commercial broadcasts of a second off-air channel, known as Channel 2, and later, a further channel, the Israeli Knesset Channel (Channel 33).  In April 2000, the Ministry of Communications approved the establishment of a second commercial channel (Channel 10), which began broadcasting at the beginning of 2002.

               During the early 1980’s, several unlicensed operators installed cable television systems in limited areas throughout Israel.  In 1986, the Telecommunications Law was amended to restrict transmission of television broadcasts by cable other than pursuant to licenses granted by the Ministry of Communications under the Telecommunications Law.

               In 1989, we, together with the other cable television operators, formed I.C.P. Israel Cable Programming Company Ltd., or ‘ICP’, for the purpose of jointly purchasing and producing our local cable channels, which then consisted of four channels: family, movies, sport, and children.  The culture & science channel was later added.  Today, ICP creates, produces and acquires content for only two channels (family and movies), and independent producers produce the other three channels in accordance with the Restrictive Business Practices Court decision in 1996 regarding the ICP settlement (as extended).

               In 1990, the Ministry of Communications began issuing exclusive franchises to operate cable television systems in various geographical areas in Israel.  Each franchise paired a densely populated metropolitan area with a less densely populated rural area to ensure that smaller rural communities would also receive cable television services. The construction of the nationwide cable television network infrastructure began in late 1989 and, based on the number of homes passed with cable infrastructure, approximately 93% of the our network had been completed by at the end of 2002.

               Pursuant to amendments to the Telecommunications Law in 2001 the exclusive franchises were replaced by a system of general non exclusive long term broadcast licenses, broadcasting HeadEnd licenses, and general non exclusive telecommunications infrastructure licenses, all of which we have been granted.

Direct Broadcasting by Satellite and Developments regarding YES

               On January 5, 1998, the Israeli parliament approved an amendment to the Telecommunications Law, allowing the Ministry of Communications to give licenses for distribution of direct broadcast by satellite (DBS) services to subscribers. The Ministry of Communications granted D.B.S. Satellite Services (1998) Ltd., or ‘YES’, a license for the provision of television broadcasts to subscribers via satellite, and YES commenced DBS broadcasting in July 2000.  The development of competition to cable television services from the commencement of DBS broadcasting has adversely affected our business.  Following a dispute arising out of the grant of the license to YES, and recognition by the government of our ownership of the cable television network infrastructure, the cable television operators entered into an agreement with the State of Israel dated July 2001, in which the cable television operators, including us, undertook not to bring any claim in the future regarding the grant of a license to YES, and to make certain payments to the government over a 12 year period, commencing January 1, 2003.  In consideration, we received recognition by the government of our ownership of the cable television network infrastructure.

               On September 13, 2000, we, together with the other Israeli cable television operators, entered into an agreement with YES, under which we and the other cable television operators granted YES a non-exclusive permit to use our Inside Wiring for the transfer of satellite broadcasts (multi-channel television and interactive channels only); and YES granted the cable television operators a non-exclusive permit to use its Inside Wiring for the transfer of cable television broadcasts (including any other service provided by the cable television operators).  This agreement has since been terminated by YES, and, in place of that agreement, in September 2001 the Minister of Communications issued administration directives, which were amended effective as of February 3, 2002, governing the reciprocal use of Inside Wiring between the cable television operators and YES.  The directives establish instructions regarding the procedures of transition of cable television subscribers to become subscribers to YES and vice versa.  These directives also provide that YES shall pay monthly fees to the relevant cable television operators for the use of their Inside Wiring, and that the cable television operators will pay fees to YES for the use of its Inside Wiring.  The directives stipulate what such amounts should be.  In addition the Minister of Communications has the authority to issue directives regarding the common use of the Inside Wiring by both YES and by the cable television operators, with regard to the provision of different services by each party.  The Ministry of Communications conducted a hearing regarding the common use of Inside Wiring. To date, the Ministry has not issued directives regarding this matter.

          In addition, the Telecommunications Law, as amended, permits a person, in residential premises, to purchase from the Licensee the Inside Wiring installed in his premises.

Digital Broadcasting

          We commenced digital broadcasting in July 2001, pursuant to approvals from the Council and the Ministry of Communications.  These approvals allowed us to broadcast in a digital format our analog basic package channels and Pay-Per-View services, as well as other channels that have been subsequently approved for digital broadcast.  These approvals include authorization to provide electronic program guide services, commonly referred to as ‘EPG services’.

          We informed the Ministry of Communications that we would provide digital set-top boxes to our subscribers according to actual demand as follows: up to 100,000 set-top boxes will be provided in 2001; 70,000 in 2002, and 60,000 in 2003. The remainder is to be provided during the year 2004.  As of May 2003, we have provided approximately 189,000 set-top boxes to our subscribers.  We have already purchased approximately 210,000 set-top boxes (including 6,000 one way only set-top boxes).  In October 2002, we and our subsidiary Cable Systems Media Haifa - Hadera Ltd. entered into a Term Sheet with Advent Digital Broadcast Ltd., a company incorporated in the British Virgin Islands, pursuant to which we will purchase 40,000 digital set-top boxes, to be provided in four equal portions, commencing December 1, 2002, and until August 1, 2003, for a total purchase price of $5.2 million.  To date, 20,000 digital set-top boxes have been purchased from Advent Digital Broadcast Ltd.  The Term Sheet shall bind the parties until such time that they shall enter into a definitive agreement.  A definitive agreement has not been signed to date.

Tiering

          On May 10, 2001, we received from the Council the approval to provide digital broadcasting services in a tiering system.  The original approval included only a few channels.  To date, most of the channel packages and other channels for which we requested approval by the Council have been approved, and services according to the tiering system began in July 2001.

          As of December 2002, we and the other two Israeli cable television operators offer unified tiering packages, in the framework of which we changed the structure of the tiering packages we offer to our digital subscribers and the channels included in such packages.    For a list of our channels and packages and the combinations of packages we offer as part of our tiering system, see “Item 4B. “Item 4B: Products and Services - Premium Broadcastings”.

Pay-Per-View and Near Video on Demand

          We began offering Pay-Per-View services in October 2000.  We received from the Ministry of Communications a permit to provide Near Video On Demand services in the digital platform, although we have not yet begun to offer these services to our customers.  Pay-Per-View and Near Video On Demand services are governed by our Cable Broadcast Licenses.

Internet Services

          In 1999, we commenced specific operations targeted to the provision of access to High Speed Internet over cable services.  However, at that time, we had not received the required license for providing such services, and therefore decided that we should provide Internet services (as an Internet service provider) using simple dial up access.  We received a license to provide ordinary dial up Internet services in February 2000, and we commenced such services in April 2000.  In parallel, we began to offer our subscribers’ access to High Speed Internet over cable on a trial basis, pursuant to a trial license.

          On November 6, 2000, the Ministry of Communications granted Bezeq a license to supply High Speed Internet services using ADSL technology.  Since, at that time, we had not received a license to supply access to High Speed Internet over cable services as a licensed Internet service provider, we decided to provide Internet services via Bezeq’s ADSL.  By April 2001, we had reached a share of approximately 20% of the Internet services market.

          In May 2001, due to the fact that, among other things, we had not received the required license for providing access to High Speed Internet over cable services, we decided to cease our Internet operations.  On June 3, 2001, we entered into an agreement with Bezeq International Ltd., an Israeli Internet service provider, and a subsidiary company of Bezeq, whereby Bezeq International would supply dial-up Internet services to our paying customers, other than those customers participating in the access to High Speed Internet over cable trial, and they will cooperate so that these customers will become customers of Bezeq International.  Pursuant to the agreement with Bezeq International, 16,000 of our Internet dial up customers were transferred to Bezeq in consideration of $1.25 million.

          The access to High Speed Internet over cable trials were continued during 2000, 2001 and the first quarter of 2002.  On March 27, 2002, we received our Telecommunications Infrastructure License, which allows us to provide, among other things, access to High Speed Internet over cable services.  After receipt of our Telecommunications Infrastructure License, the trials were discontinued and we began to offer (including to subscribers of the trial services) our commercial service of access to High Speed Internet over cable, which we launched on April 8, 2002.  As of May 31, 2003, we provide access to High Speed Internet over cable services to approximately 33,000 subscribers.

Ownership of Cable Infrastructure and Payments to the State of Israel

          In light of the contention of the Ministry of Finance according to which, following the expiration of the cable television operators’ franchises, the cable television operators should pay the State of Israel an appropriate consideration for the grant of a right to continue to provide multi channel television services to subscribers, as well as other telecommunications services over the cable network, under the licensing regime, the cable television operators, including ourselves, came to an agreement with the State of Israel dated July 2001, in which we undertook, among other things, to make certain payments to the government over a 12 year period, and in consideration, each cable television operator received recognition by the government of ownership of its respective cable television network infrastructure.  Subsequent amendments to the Telecommunications Law adopted that payment arrangement.  The material terms of the agreement provided that:

•

Each cable television operator shall make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum determined by multiplying certain accumulated income of all the cable television operators, including certain income derived from the use of cable infrastructure, by a percentage which is between 0% and 4%, increasing gradually according to the amount of the certain income.  In the July 2001 agreement, it was agreed that our pro rata portion would be 24.1%, until agreed differently by all of the cable television operators; and

•

Each cable television operator shall pay the State of Israel in the 12-year period up to 12% of its income from the sale of any activity related to the cable infrastructure or a right related to such activity, and the sale of certain assets as set forth in the agreement.  The Israeli government (subject to payment of payments by the cable television operators) undertook not to assert any rights or claims regarding the ownership of the cable infrastructure.

          As a result, each cable television operator is deemed to own all the rights regarding the cable network infrastructure in its license areas, and the right to operate it is subject to applicable law, following the expiration of the previous franchises.  The terms of our Telecommunications Infrastructure License stipulate that upon termination of the Telecommunications Infrastructure License, in the event that we are unable to reach an agreement with a potential purchaser of our infrastructure within 6 months, then an arbitrator shall be appointed who shall impose a valuation calculated according to the value of the infrastructure, on a going concern basis and according its economic value.

          The July 2001 agreement, and its codification into law due to the amendments to the Telecommunications Law, shall continue to be in effect if the cable television operators consummate the merger.

          In March 2003 the cable television operators approached the Israeli Ministry of Finance with a request to defer for one year the commencement of payments due under the July 2001 agreement, and this matter is currently under discussion. In a meeting with the Israeli Ministry of Finance on April 30, 2003, the Ministry of Finance demanded that should the merger of the Israeli television operators be consummated, the July 2001 agreement will be adjusted to correspond with the new organizational structure following the merger, such that the merged cable infrastructure entity shall also become a party to the July 2001 agreement, and the provisions of such agreement regarding the proportional amounts of the cable television operators in the joint consideration to be paid to the State of Israel under such agreement shall be adjusted such that the merged cable broadcast entity and the merged infrastructure entity shall be severally and jointly responsible for the entire joint consideration due under such agreement.

Proposed Merger of the Israeli Cable Television Operators

          In February 2003, the other Israeli cable television operators and us agreed on a final version of an agreement outlining the structure and conditions of a merger between us and the other Israeli cable television operators.  This merger agreement, upon its signing, will be added to and broaden the terms of the previous arrangement between the parties executed on December 31, 2001 (further to previous arrangements between the parties that were cancelled and replaced).  The purpose of the merger, among other things, is to enable us to provide additional telecommunications services, to increase our ability to compete successfully with Bezeq in the domestic fixed line telephony field, to cooperate in various areas, including purchase of content, marketing, sales and unified networks and effect substantial cost savings.  The consummation of the merger agreement is subject to reaching an understanding with the major Israeli banks and the other creditors of the merging entities, and approvals required under applicable law, including the approvals of the Income Tax Commission, the Council, the Controller of Restrictive Business Practices and the Israeli court.  To date, we have received approvals, subject to terms and conditions, from the Council, the Controller of Restrictive Business Practices and the Income Tax Commission.  Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.  (See “Item 4B. Information on the Company – Business Overview - Arrangement for a Merger of Cable Television Operators”).

Domestic Fixed Communications

          On September 17, 2002, the Minister of Communications adopted the recommendations (subject to certain changes) of a committee formed by the Ministry for the establishment of policies and rules for the opening of competition in the field of domestic fixed communications, as the guiding policies in this field.  The main purpose of the committee was to improve the benefits of the consumer in the field of domestic fixed communications, specifically by removing limitations for competition in this area.  In accordance with the recommendations of the committee, among other things, the merger of the cable television operators and the entrance of the merged entity to the domestic telephony market, create opportunities for the opening of competition in the domestic fixed line telephony services market.   For information regarding the provision of telephony services by the merged entity, see “Item 4B. Information on the Company - Business Overview -Agreement for a Merger of the Cable Television Operators  - Approval of the Controller of Restrictive Business Practices to the Merger - Interests in telephony services”. Regarding international telecommunication service providers (which include Barak I.TC. (1995) – The General International Telecommunications Services Corp. Ltd.), the committee recommended, among other things, that the exclusivity period of these companies shall be extended until January 2004, subject to the condition that the international telecommunication rates shall not be increased during the extension period.   In accordance with the Minister’s decision, the Ministry shall act, during the extension period, such that international telecommunication services may be provided by new operators as of January 2004.

          In order to implement the committee’s recommendations, the Israeli parliament approved an amendment to the Telecommunications Law at the end of May 2003.  Under the said amendment, as of September 1, 2004, the Minister may grant a special general license for domestic fixed telecommunications services without imposing on the holders of such licenses the obligation to provide their services to the entire public throughout the entire country or in any specifically defined area in Israel.

          The adoption of the committee’s recommendations may cause, among other things, the increase of competition in the telephony field of domestic fixed communications as of August 2004 and may increase competition in the international fixed line telephony services.

4B.    BUSINESS OVERVIEW

          We operate digital and analog cable television systems and provide a variety of channels and programs as one of three cable television operators in Israel. In addition we provide access to High Speed Internet over cable services.  We believe that Israel is and will continue to be an attractive environment in which to provide cable television services for the following reasons:

          Multi Channel Cable Television Market.  As of December 31, 2002, there were approximately 1.84 million homes passed in Israel, with a penetration rate of approximately 58%.  The high penetration rate for multi channel cable television services in Israel is attributable to the high penetration of televisions, multiple televisions and home video cassette recorders in homes, the fact that only three off-air channels in Hebrew are currently broadcast from Israel, and also to the demand for additional Hebrew language (including subtitled and dubbed) programs.

          Growth in Subscriber Base.  Between 2000 to 2002, the population of Israel grew at an average rate of approximately 2.3% per year.

          Diverse Population.  The cultural and linguistic diversity of Israel’s population has created a large pool of potential cable television subscribers with different viewing needs. From 1991 through the end of 2002, approximately 895,000 new immigrants arrived in Israel, representing approximately 57% of the increase in Israel’s population during that period. In addition, a substantial portion of Israel’s population consists of first or second-generation immigrants, many of which we believe continue to speak the language of their country of origin and maintain strong cultural ties to that country.

          Growth in the Number of Channels and Diversity of Content. We provide our subscribers with the most widely viewed cable television broadcasts in Israel.  We continually aim to increase the number of channels we provide and improve the diversity of content, in accordance with the perceived requirements of our subscriber base.  The following are the new channels that we provide since January 1, 2000, most of which are subtitled or dubbed in Hebrew or Russian, which we believe promotes viewer interest in cable television in Israel.  The list is up to date as of May 31, 2003.

•	Since March 2000, the classical music channel (“Mezzo”);
•	Since February 2000, a new children’s’ channel for preschoolers (“Hop” Channel);
•	Since June 2000, the American sport channel (“ESPN”) and the TV movie channel (“Hallmark”), the British entertainment channel (“BBC Prime”)
•	Since August 2000, the Cartoon Channel, the classic movie channel (“TCM”);
•	Since September 2000, the Russian classic movie channel (“Nashe Kino”);
•	Since November 2000, the action channel (“AXN”);
•	Since March 2001, the children’s’ channel (“Fox Kids”), the Indian entertainment channel (“Zee TV”), the Romanian entertainment channel (“Pro TV”);
•	Since May 2001, the youth channel (“BIP”), and the 40 audio music channels;
•

Since July 2001, the European culture channel, (“ARTE”); the action channel, (“Reality”); the Arabic family, sport, children movie and music channels, (“ART” 1, 2, 3 4 and 5), the entertainment channel, (“E!”); the History Channel; the movie channels (“Cinema 1, 2 and 3”), the movie channel (“MGM”);

•	Since August 2001, the Adventure channel (“Adventure 1”);
•	Since September 2001, the lifestyle channel, (“Good Life”) and two extra home cinema digital channels;
•	Since November 2001, the telenovella channel (“Viva Platina”);
•	Since December 2001, the sports channels (“Sport 5+”) and (“NBA”);
•	Since January 2002, the general channel (“Channel 10”);
•	Since March 2002, the life style channel (“Ego”) the movie channel (“Cinema Prime”); and four music channels (“MTV Base”, “MTV 2”, “MTV Hits”, and “VH1 Classic”);
•	Since April 2002, the Russian movie channel (“MF”);
•	Since June 2002, the IBA Arab channel (the “Middle East Channel”);
•	Since July 2002, the news channel (“Fox News”);
•	Since November 2002, the general Russian channel (“Israel Plus”) and the sports channel (Eurosportnews”);
•	Since December 2002, the economics channel (“CNBC”), the sports channel (“Fox Sport”) and 4 regional radio channels;

•	Since February 2003, the Russian channel (“NTV Mir”) and the sports channel (the “Teams channel”);
•	Since March 2003, the Russian History channel (“History Russian”); and
•	Since April 2003, the Judaism channel (“Techelet”).

          We hold an option, exercisable in our discretion, to purchase 50% of an interactive youth application (named “T.J.”) that serves as a portal to our ‘Youth Package’, which we began to operate in November 2002.

          Digital Broadcasting Services. In July 2001, we began to provide digital broadcasting services, as well as our analog broadcasting services.  We offer our digital subscribers the digital Basic Package, and they may purchase all or part of any of the Premium Broadcastings.  For additional information see “Item 4B: Products and Services-Basic Packages” and “Item 4B: Premium Broadcastings”.

          Pay-Per-View, Near Video on Demand.  On September 14, 2000, we received a three-year permit, replacing a previous one, from the Ministry of Communications to provide Pay-Per-View and Near Video On Demand services, and in February 2001, a permit to provide Near Video on Demand services on the digital platform.  These services are now governed by our Cable Broadcast Licenses. We have offered Pay-Per-View services since October 2000, which are commenced by digital and analog HeadEnd equipment and received at the subscriber’s premises by analog and digital set-top boxes.  We have not yet begun to offer Near Video On Demand Services.

          Interactive Services.  Since September 2001, we provide the following interactive services to our digital subscribers: Games Channels, Horoscopes, Weather and Classifieds.  Since February 2002, we provide an entertainment programming guide service.  Since November 2002, we operate an interactive youth application (“T.J.”) that serves as a portal to our ‘Youth Package’, which includes a multi-optional interactive screen.  Interactive applications have been integrated into the Ego channel, since July 2002, and the Good Life channel, since August 2002.  Since August 2002 we provide an interactive invoice service.  Since December 2002, we provide our digital subscribers SMS and T-Mail messaging services through the use of the television screen and set-top box of the subscriber.  Since December 2002, we began to implement an interactive voting application, which allows our subscribers to participate in television votes conducted on certain programs through the use of the subscriber set-top box.  Since January 2003, we began to implement an interactive commercial application.  Since February 2003, we began an interactive messaging service to subscribers, which allows us to send messages to subscribers regarding broadcasts and services in connection with broadcasts.  During March 2003 and April 2003, as a result of the security situation in Israel at such time we provided an interactive portal to certain channels that include news and news updates, known as the ‘Situation Room’.  Subject to the receipt of the relevant regulatory approvals, we intend to provide additional interactive services in the future, including the integration of interactive applications into additional channels, additional games channels, an interactive lottery and soccer lottery.  We currently offer our digital subscribers Games Channels also on a pay-per-play basis (pay per game) or pay-per-use basis (pay per defined duration of time played), the use of which may be limited by the subscriber (for the purpose of parental control), on the basis of a predetermined maximum monthly fee.

          Access to High Speed Internet Over Cable Services. On April 8, 2002, as part of our competitive activity in the telecommunications market, we began to provide access to High Speed Internet over cable services through our infrastructure, pursuant to our Telecommunications Infrastructure License.

          Technologically Advanced Infrastructure. Due to the relatively recent buildout of the cable television industry in Israel, operators utilize advanced technologies, such as broadband, hybrid fiber optic/coaxial, or HFC, cable networks and digital video broadcasting, or DVB, platforms. The main benefits of using such technologies are the potential for greater capacity, increased functionality, improved broadcasting quality, and development of two-way communication based services.  We installed and utilize a DVB platform, and previously upgraded our HFC network into a full two-way expanded bandwidth plant.  We successfully employ an access to High Speed Internet over cable platform.  Based on our infrastructure, we plan to gradually implement more service layers, such as video on demand and personal video recorder (or ‘PVR’) services, enhanced television interactive applications and other services (which utilize the cable television platform upon other alternative platforms).

          Integrated Fiber-Optic Network. The broadband networks of the three cable television operators in Israel are connected through nationwide fiber optic cable links. This interconnection among the cable television operators creates an opportunity, subject to regulatory approvals, to develop and provide subscribers throughout Israel with services such as telecommunications using the already installed cable television networks.

          Services to the Business Sector. We are currently preparing for the commencement of the provision of additional communication services designated to businesses, including Internet Protocol Visual Private Network (or ‘IP VPN’) and symmetrical broadband services for the business sector.

Strategy

          Our mission is to leverage our cable television infrastructure and market share to be a leader in the Israeli information, telecommunications and entertainment industry.  In order to achieve our mission, we are implementing strategies designed to:

•	increase our value-added services offerings to our subscribers;

•	expand into other telecommunications activities;

•	enter into mergers, acquisitions and strategic alliances to add to our offering and expand our market share.

Competitive Strengths

          We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•	state-of-the-art technology and an advanced network and infrastructure which we own entirely including two-way broadband transmission, HFC cables, and a fully digitalized broadcasting system.

•	a diversified and rich selection of programming content;

•	high quality of broadcasting service and support for customers;

•	as of December 31, 2002, a large customer base which contains approximately 275,000 subscribers, constituting a penetration rate of approximately 60% in our license areas;

•	a highly experienced and dedicated management team and staff;

•

built in technological unique advantages, such as wide bandwidth, 2-way communication, one pipe for various, multiple services, segmented network (which allows reuse of bandwidth and implementation of narrowcast and Unicast services); and

•	reasonable fees for our cable television broadcast offerings and access to High Speed Internet over cable services, and for other services.

Availability and Sources of Programming

          The increasing availability of cable television in Israel has provided an attractive alternative to the limited off-air television programming and the use of video cassette recorders and DVDs.  We offer our analog and digital subscribers a single tier of certain channels (within the framework of the analog and digital basic broadcast packages, known as the ‘Basic Packages’), and we offer our digital subscribers the possibility for additional channels and packages in their license areas (within the framework of our ‘Premium Broadcastings’).  For information regarding the channels and packages included in the Basic Packages and the Premium Broadcastings, see “Item 4B: Products and Services - Basic Packages” and “Item 4B: Products and Services - Premium Broadcastings”.  A significant amount of the most popular channels available to cable television operators in Israel is provided by I.C.P. and by independent producers.  The three cable television operators in Israel currently provide the same program scheduling on most of the channels in each of their license areas, enabling subscribers throughout Israel to watch the same program at the same time.

          We aim to diversify and improve the content quality we provide to our subscribers.  We do so by adding new broadcasting channels and enriching the existing ones.  For example, we provide subscribers with broadcasts of the English football Premier League, the U.S. National Basketball Association League, the European Football Association Champion League, the French Open and films and popular series from leading major studios around the world.  In addition, we offer our subscribers new interactive applications.

Products and Services

Overview of our Cable Television Services

          We offer cable television analog and digital subscribers a single tier of basic service (within the framework of the analog and digital Basic Packages).  We offer our digital subscribers the possibility for additional channels and packages (within the framework of our ‘Premium Broadcastings’) and services.  Similar services to those we offer our digital subscribers are also offered by YES.

          Subscribers are offered access to a variety of Hebrew language programming (including original, subtitled and dubbed), a home shopping channel, off-air channels originating in Israel and other selected countries, and satellite television channels.  We charge subscribers an initial installation fee of approximately NIS 85 plus VAT, and a monthly subscription fee for the analog and the digital Basic Packages of approximately NIS 144 plus VAT. We also require a deposit of approximately NIS 84 plus VAT, for the regular analog set-top box (for those subscribers without cable-ready televisions), or NIS 169 plus VAT, for the addressable analog set-top box, and a deposit of approximately NIS 254 plus VAT, for the digital set–top box. We partially refund the deposit when the set-top box is returned.  The refund amount (which is linked to the Israeli consumer price index) is reduced to reflect 10% annual depreciation for each year or portion of a year in which the subscriber used the set-top box.  In accordance with an amendment to regulations promulgated under the Telecommunications Law approved by the Economic Committee of the Israeli parliament on June 16, 2003, the deduction from the deposit for the set-top box shall be 10% of the value of the set-top box.  Alternatively, our subscribers may elect to lease the set-top box for a monthly fee that ranges between NIS 10 and NIS 15 including VAT.   We also charge subscribers fees for reconnection, installation of additional outlets in subscribers’ households; and provision of cable television services on the additional outlets.  These fees are all subject to value added tax at a rate of 18%.

Programming

          We currently transmit programming on varying numbers of channels in our operating areas, which consists of off-air channels, satellite channels, dedicated channels, and other channels, all as more fully detailed below, including in the tables of the analog and digital Basic Packages and in the table which sets forth those additional channels and packages that are included within the Premium Broadcastings which we provide to digital subscribers in the tiering system.  For discussion of our risks related to programming, see “Item 3. Risk Factors”, and for a discussion of certain of our costs associated with programming, see “Item 5. Operating Financial Review and Prospects – Operating Expenses”.

          Off-Air Channels. The off-air channels we transmit to our subscribers include the Israel Broadcast Authority channels (Channels 1 and 33), the Middle East Channel, the commercial channels (Channels 2 and 10), the general Russian Channel, as well as other off-air channels, which broadcast from other selected countries.  Although subscribers can receive transmission of these off-air channels through a household antenna or a satellite dish, the antennae located on our HeadEnds enable subscribers to obtain superior picture and sound quality.

          We are not required to pay royalties with respect to off-air channel broadcasts.  We and the other cable television operators have agreed, however, to pay royalties to certain organizations representing Israeli performing artists with respect to copyrighted materials broadcasted by the cable television operators. For the years ended December 31, 2000, 2001 and 2002, we paid royalties to such organizations of approximately NIS 2.8 million, NIS 2.8 million, and NIS 3.0 million, respectively.

          Satellite Channels. We transmit to our subscribers broadcasts of foreign and Israeli television channels which we receive at our HeadEnds via satellite. We pay fees for the right to transmit certain of these broadcasts. The portion of these fees for which we are responsible is based on the number of our subscribers in a given payment period. We have not received permission to transmit the respective broadcasts from all foreign satellite television operators whose broadcasts we transmit.  However, pursuant to our Licenses, and subject to the permission of the Council, our freedom to remove channels from the Basic Packages is limited.  The broadcasting regulations, as amended, prohibit the broadcasting of channels or programs without the consent of the original broadcaster.  Furthermore, there can be no assurance that the satellite television operators to whom we do not currently make payments will not request payments from us in the future. In addition, a lawsuit was filed against us in connection with these matters.  See “Item 8A.  Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings”.

             Other Channels: We broadcast a wide variety of additional channels, including those channels listed in the Basic Packages tables below, and those pursuant to our tiering, Pay-Per-View and interactive services.

          On May 30, 2001 we commenced broadcasting of the adult content channels.  From October 2001, pursuant to amendments to the Telecommunications Law and Council decisions, we transmitted adult content channels by way of Pay-Per-View only.  Pursuant to further amendments to the Telecommunications Law, broadcasts that include ‘abominable material’ in the meaning of the Israeli Penal Law, 1977, and which include certain content as set forth in the Telecommunications Law, is prohibited as of August 2002.   Following such further amendment, we ceased to transmit adult content channels also by way of Pay-Per-View.  On June 12, 2003, the Council resolved to approve the broadcast of the Playboy channel, subject to certain conditions and limitations, under which, among other things, the Playboy channel will be transmitted only at certain stipulated times and offered to digital subscribers as a separate pay channel and not as part of the digital Basic Package.  We have commenced broadcasts of the Playboy channel pursuant to and in accordance with the conditions and limitations set forth in the Council’s latter decision.  Such conditions and limitations stipulate that, among other things, the Playboy channel will be transmitted only at certain stipulated times and offered to digital subscribers as a separate pay channel and not as part of the digital Basic Package; Cable Broadcast Licensees are required to take reasonable measures to ensure that the channel shall be purchased only by subscribers over the age of 18; the channel will be coded such that access will be available only by a personal code; and Cable Broadcast Licensees are required to transmit during the transmission of the channel certain broadcasts regarding the prohibition on exposure of children and youth to the channel.  For information regarding a petition filed in the Israeli Supreme Court of Justice by the producers of the Playboy channel, see “Item 8A: Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings”.

          Locally Produced Programming. In 1989, together with the other Israeli cable television operators, we established a company named ICP – Israel Cable Television Programming Company Ltd., for the purpose of jointly purchasing and producing content for our local channels.  Today, ICP creates, produces and acquires content for two channels (family and movies).  We have approximately 25% ownership interest in ICP and make payments to it based on the number of our subscribers.  For the years ended December 31, 2000, 2001 and 2002, we paid ICP approximately NIS 60.7 million, NIS 71.0 million and NIS 62.9 million, respectively.

          Under the Telecommunications Law, we are required to allocate between 8% and 12% of our annual income derived from subscriber fees to production or purchase of original locally produced broadcasts, and the Council has the authority to fix the percentage from the 8%-12% range, while taking into account the economic status of the cable television operators in the field of cable broadcasts.  For information regarding the Council’s decisions in connection with this matter, see “Item 4B.  Information on the Company – Business Overview - The Telecommunications Law and Our Licenses  - Specific Terms and Conditions of our Cable Broadcast Licenses - Broadcasts and Programming”.

          Under the Telecommunications Law, we are required to provide up to one-sixth of our network capacity for broadcasting, to holders of special cable television licenses for specific channels.  In addition, we have allocated programming time to broadcasting by local community organizations and the public educational channel, which we are obliged to broadcast according to the Telecommunications Law.  With the exception of the broadcasts by local community organizations and the public educational channel, all such special cable television licensees are required to pay for the use of our network capacity.  In the event that a merger between the Israeli cable television operators is consummated, we shall be under an obligation to allow other broadcast license holders to have access to our network infrastructure, within three months from the date so requested by the other licensee or producer.  According to the approval of the Controller for Restrictive Business Practices to the proposed merger, if we are unable to reach a commercial agreement with such broadcast licensee or producer within 60 days, the matter must be referred to arbitration and the arbitrator must act in accordance with the instructions of the Controller of Restrictive Business Practices.

          Local News Broadcasts. Our licenses also require that we provide periodic local news broadcasts in each license area.  The content of our local news and local community programs varies in our operating areas.  In accordance with the Council’s decisions of December 2002 and February 2003, a Cable Broadcasting Licensee may produce local news broadcast for seven license areas through an external producer, subject to the Council’s approval.  Accordingly, we and the other two Israeli cable television operators entered into an agreement dated January 5, 2003, as amended on March 5, 2003, with Today’s Cable News – the Local News Company Ltd., commonly referred to as ’JCS’, whereby JCS shall produce local news for the cable television operators for their respective areas in consideration of NIS 42.48 million per annum (linked to the Israeli consumer price index and subject to adjustments).  The payment of the consideration will be divided between the 3 cable television operators, in proportion to the number of their respective subscribers.  Of this consideration, we are required to pay NIS 11 million.   Under the agreement, the cable television operators undertook, among other things, to provide JCS exclusive use of a production studio for the production of the local news in consideration of approximately NIS 12.3 million per annum (linked to the Israeli consumer price index plus VAT).   The consideration received for use of the production studio will be divided between the 3 cable television operators, in proportion to the number of their respective subscribers.  Of this consideration, we will be entitled to approximately NIS 3.2 million.  The agreement is for an initial period of 5 years, and may be extended by the cable television operators for additional periods.  The agreement with JCS was approved by the Council on March 6, 2003.  The effectiveness of the agreement with JCS is subject to the approval of the Controller for Restrictive Business Practices, to the extent such approval is required, and on February 20, 2003, the parties requested the approval of the Controller.  To date, the approval of the Controller to the JCS agreement has not been received.

          Commercial Advertising and Dedicated Channels.  According to the Telecommunications Law, the Council may grant special licenses to independent producers of specific dedicated cable television channels, and such channels may be entitled to offer commercial advertising.  The Economic Committee of the Knesset decided on January 27, 1998, that such dedicated channels will be: an Arabic channel, a Jewish traditional channel, two news channels, an Israeli music channel and one channel or more in foreign languages for new immigrants arriving to Israel.  In 2001 and 2002, the Council selected winning bids for the tender for a News Channel, a general Russian channel and an Israeli music channel, all of which will be permitted to broadcast commercials.  The general Russian Channel commenced broadcasts as of November 2002.  As yet, the News Channel and the Israeli music channel have not commenced broadcasts.

          Currently Channel 2, Channel 10 and the general Russian Channel are the only locally produced channels (which have commenced broadcasting) that have permits to air commercials.  Some foreign satellite channels also air commercials.  Permits have also been granted to special broadcast licensees as described above, namely the News Channel and the Israeli music channel, which have not commenced broadcasts to date.  In addition to the prohibition on broadcasting commercials on our local channels, the Telecommunications Law, as amended, prohibits the broadcasting of commercials on channels that the Council has decided are targeted mainly to the Israeli public, without the prior approval of the Council.  The Council has set certain criteria regarding these stipulations.

          The approval of the Controller of Restrictive Business Practices to the merger of the Israeli cable television operators provides, among other things, that if the merged broadcasting entity receives approval to air advertisements on its channels, then the Controller shall have the power to impose additional restrictions upon the entity.  We have no assurance that the merged entity shall receive any such approval.

Basic Packages

          In accordance with our Broadcasting License, we must provide each of our subscribers (analog and digital) basic broadcasts that shall include:

•	Israel’s channels 1 and 33 and the Middle East Channel, of the Israeli Broadcasting Authority;

•	the commercial channels (Channel 2 & 10);

•	the Israeli educational channel;

•

dedicated channels pursuant to the Telecommunications Law (which currently only include the Shopping and Russian Channels, but may in the future also include the News and Music Channels that have won tenders, and other channels that have yet to be tendered);

•	regional news and community broadcastings;

•	channels of special cable broadcast licensees according to the Council’s instructions, on the digital service only (none of which exist to date); and

•	the EPG service, on the digital service only.

          Our Cable Broadcast Licenses stipulate that, in the event that we wish to reduce the scope of the basic broadcasts, we must request the Council’s approval.  In the event that the scope of the analog basic broadcasts has been reduced, the Council may instruct us (subject to the approval of the Minister) to reduce the price for such reduced package to an amount determined by the Council.  In such case, we would be entitled to present our position to the Council prior to it rendering its decision.

          Our Cable Broadcast Licenses stipulate that we may not charge our analog subscribers for the basic broadcasts more than approximately NIS 148 plus VAT, in the Holon/Bat Yam and Haifa/Hadera regions, approximately NIS 140 plus VAT, in the Sea of Galilee/Netanya region, and approximately NIS 141 plus VAT, in the Golan/Sefat and Kiryat Shemoneh region.  Additionally, we may not charge our analog subscribers for a movie provided on Pay-Per-View basis more than approximately NIS 15 plus VAT, per broadcast.  Such fees may be linked to the Israeli consumer price index from February 2002.  Our Cable Broadcast Licenses do not stipulate fees for digital subscribers.  Under regulations promulgated pursuant to the Telecommunications Law, we may determine our subscriber fees for digital subscribers (including the basic broadcasts package).  Such fees that we set for our digital subscribers must be reasonable, and the Minister may direct us to amend such fees if he finds, among other things, that they are harmful to competition, discriminatory or misleading. The Council’s approval to the proposed merger of the Israeli cable television operators stipulates, as a condition to the merger, that we, or the merged entity, will be subject to a maximum subscriber fee for both the digital and analog basic broadcasts packages of NIS 156 incl. VAT, linked to the combined index, that includes the Israeli consumer price index of December 2001 (published January 15, 2002) and the US dollar exchange rate as published by the Bank of Israel, or any other index as shall be determined in regulations.  The effectiveness of the Council’s approval regarding the said linkage to the combined index is subject to the amendment of the applicable regulations promulgated under the Telecommunications Law.  To date, the Ministry has not adopted such an amendment.

          The Council has determined that all channels in the Basic Package on our digital platform must be included in the Basic Package on our analog platform, unless otherwise authorized by the Council.

Digital Basic Package

          The following table lists information regarding the Basic Package that we offer to our digital subscribers as of May 31, 2003.

Channel	Description	Language(1)
Mosaic	Split-screen showing all channels	—
Channel 3	Entertainment	Hebrew
Movies	Cinema Movies	Hebrew
Sport	Local and intentional games & Competition	Hebrew
Children	Cartoons, movies & other children entertainment	Hebrew
MTV	Europe video music	English
Channel 8	Culture, Science & Education	Hebrew & Russian
Channel 9	Local news & others-general	Hebrew
Israel 10	Third national channel	Hebrew
Israel 1	First national channel	Hebrew
Israel 33	Israeli parliament channel	Hebrew
CNN	World news	English
Sky news	World news	English
BBC World	Collection of BBC best programs	English
ORT- Russia	Russian channel	Russian
RTR – Russia	Russian channel	Russian
NASHA KINO	Russian Channel	Russian
RTV Int	Russian Channel	Russian
NTV MIR	Russian Channel	Russian
National Geographic	Localized channel of NGC	Hebrew
Star World	Entertainment	English
Shopping	Israeli shopping channel	Hebrew
Israel 2	Second national channel	Hebrew
Education	Israeli educational channel	Hebrew
SAT 3	German channel	German
RTL	German channel	German
TV5	French channel	French
France 2	French channel	French
Arte	Culture	French
Euro sport	European sport broadcasting	English
VH-1	Video Music	English
TVE	Spanish channel	Spanish
RETE 4	Italian channel	Italian
TRT 1	Turkey 1	Turkish
TRT 2	Turkey 2	Turkish
INTERSTAR	Turkish channel	Turkish
DUNA TV	Hungarian channel	Hungarian
Emergency (2)	Emergency communications	Hebrew
SAT 1	German channel	German
LBC	Arabic channel	Arabic
Viva	Teledrama Channel	Hebrew
Fashion TV	Fashion TV	French
MEZZO	Classic Music Channel	French
Hop	Children Channel	Hebrew
Hallmark	Series and Movies	Hebrew/Russian
BBC Prime	English channel	English/ Hebrew
AXN	Action	Hebrew
TCM	Movies	English/ Hebrew
ESPN	Sport	English
CARTOON	Cartoons, movies & other Children entertainment	English
TV 7 -TUNIS	Tunisian channel	Arabic
Jordan Arabic	Jordanian channel	Arabic
Morocco	Moroccan national channel	Arabic
Egypt	Egyptian national channel	Arabic
METV	Free Lebanon television	Arabic/English
MBC	Arabic channel	Arabic
Almustakble	Entertainment	Arabic
Saudia	National	Arabic

Channel	Description	Language(1)
Syria	National	Arabic
Aljazeera	News	Arabic
Dubai	National	Arabic
Middle East Channel	General	Arabic

EPG	User Guide	Hebrew/English /Russian
User Guidance Channel	User Guidance Channel	Hebrew /Russian
13 Radio Channels	Music, News General	Hebrew /Russian

(1)          Originated, subtitled or dubbed, as indicated.
(2)          Operates only during emergencies.

Analog Basic Package

          The following table lists information regarding the Basic Package that we offer to our analog subscribers as of May 31, 2003.

Channel	Description	Language(1)	Bat- Yam/ Holon	Haifa	Netanya/ Hadera	Golan	Arab section	Galilee
Mosaic	Split-screen showing all channels	—	✓	✓	✓	✓	✓	✓
Channel 3	Entertainment	Hebrew	✓	✓	✓	✓	✓	✓
Movies	Cinema Movies	Hebrew	✓	✓	✓	✓	✓	✓
Sport	Local and intentional games & Competition	Hebrew	✓	✓	✓	✓	✓	✓
Children	Cartoons, movies & other Children entertainment	Hebrew	✓	✓	✓	✓	✓	✓
MTV	Europe video music	English	✓	✓	✓	✓	✓	✓
Channel 8	Culture, Science &	Hebrew/
	Education	Russian	✓	✓	✓	✓	✓	✓
Local channel	Local news & others	Hebrew	✓	✓	✓	✓	✓	✓
TVE	Spanish channel	Spanish	✓	✓	✓	✓	✓	✓
Israel 10	Third national channel	Hebrew	✓	✓	✓	✓	✓	✓
Israel 1	First national channel	Hebrew	✓	✓	✓	✓	✓	✓
CNN	World news	English	✓	✓	✓	✓	✓	✓
Sky news	World news	English	✓	✓	✓	✓	✓	✓
ORT- Russia	Russian channel	Russian	✓	✓	✓	✓	✓	✓
RTR – Russia	Russian channel	Russian	✓	✓	✓	✓	—	✓
National Geographic	Localized channel of NGC	Hebrew	✓	✓	✓	✓	✓	✓
Star World	Entertainment	English	✓	✓	✓	✓	—	✓
RETE 4	Italian channel	Italian	✓	✓	✓	✓	✓	✓
Shopping	Israeli shopping channel	Hebrew	✓	✓	✓	✓	✓	✓
Israel 2	Second national channel	Hebrew	✓	✓	✓	✓	✓	✓
Education	Israeli educational channel	Hebrew	✓	✓	✓	✓	✓	✓
SAT 3	German channel	German	—	✓	—	✓	✓	✓
RTL	German channel	German	✓	✓	✓	—	—	✓
Jordan Arabic	Jordanian channel	Arabic	✓	✓	✓	✓	—	✓
TV Guide	TV broadcasting programs	Hebrew	✓	✓	✓	✓
Morocco	Moroccan national channel	Arabic	✓	✓	✓	✓	✓	✓
Egypt	Egyptian national channel	Arabic	✓	✓	✓	✓	✓	✓
METV	Free Lebanon television	Arabic/	✓	✓	✓	✓	✓	✓
English
MBC	Arabic channel	Arabic	✓	✓	✓	✓	✓	✓
Israel 33	Israeli parliament channel	Hebrew	✓	✓	✓	✓	✓	✓
TV5	French channel	French	✓	✓	✓	—	—	✓
France 2	French channel	French	✓	✓	✓	✓	—	✓
Euro sport	European sport broadcasting	English	✓	✓	✓	—	✓	✓
VH-1	Video Music	English	✓	✓	✓	✓	✓	✓
TRT1	Turkey 1	Turkish	✓	—	✓	—	—	—
TRT2	Turkey 2	Turkish	✓	—	—	—	—	—
DUNA TV	Hungarian channel	Hungarian	✓	✓	✓	✓	—	✓
INTERSTAR	Turkish channel	Turkish	✓	✓	✓	✓	✓	✓
Emergency (2)	Emergency communications	Hebrew
TV 7 -TUNIS	Tunisian channel	Arabic	—	✓	✓	—	✓
SAT 1	German channel	German	✓	✓	✓	✓	✓	✓

Channel	Description	Language(1)	Bat- Yam/ Holon	Haifa	Netanya/ Hadera	Golan	Arab section	Galilee
LBC	Arabic channel	Arabic		✓		✓	✓
Viva	Teledrama Channel	English /	✓	✓	✓	✓	✓	✓
Hebrew
Fashion TV	Fashion TV	French	✓	✓	✓	✓	—	✓
MEZZO	Classic Music Channel	French	✓	✓	✓	✓	✓	✓
Hop	Children Channel	Hebrew	✓	✓	✓	✓	✓	✓
RTV Int.	Russian Channel	Russian	✓	✓	✓	✓	—	✓
Hallmark	Series and Movies	English/	✓	✓	✓	✓	✓	✓
Hebrew
BBC Prime	English channel	English/	✓	✓	✓	✓	✓	✓
Hebrew
AXN	Action	English/	✓	✓	✓	✓	✓	✓
Hebrew
TCM	Movies	English/	✓	✓	✓	✓	✓	✓
Hebrew
ESPN	Action	English	✓	✓	✓	✓	✓	✓
CARTOON	Cartoons, movies & other Children entertainment	English	✓	✓	✓	✓	✓	✓
NASHA KINO	Russian Channel	Russian	✓	✓	✓	✓	✓	✓
Almustakble	Entertainment	Arabic	—	—	—	—	✓	—
Saudi	National	Arabic	—	—	—	—	✓	—
ART 1	Family	Arabic					✓
ART 2	Sport	Arabic					✓
ART 3	Children	Arabic					✓
ART 4	Movies	Arabic					✓
ART 5	Music	Arabic					✓
Syria	National	Arabic	—	—	—	—	✓	—
Aljazeera	News	Arabic					✓
Dubai	National	Arabic	—	—	—	—	✓	—

          (1)          Originated, subtitled or dubbed as indicated.
          (2)          Operates only during emergencies.

Tiering

          On April 5, 2001, the Council published its decision concerning its policy in relation to broadcasting in the tiering system.  The tiering system enables us to supply to our digital customers the digital Basic Package at a fixed price and additional single channels and packages of channels for additional payment.  The policy behind the Council’s decision is that the tiering system should enable customers to receive and pay for only the channels or packages chosen by them.  The Council will not oblige us to offer our broadcastings in the tiering system in the analog transmission platform.  We received approval from the Council to provide digital broadcast services in a tiering system on May 10, 2001. We are allowed to operate the tiering system only in our digital transmission platform.  Marketing of our tiering broadcasting packages began in July 2001.

          The Council’s decision that permits tiering in our digital transmission platform is subject to our fulfilling a commitment that we made to the Ministry of Communications on January 7, 2001, to supply and connect digital set-top boxes to our customers over the years 2001 to 2004.  For additional information, see “Item 4A. Information on the Company - History and Development of the Company - Important Events in the development of Cable Television and telecommunication industry, and our business - Digital Broadcasting”.

          As of December 2002, we and the other two Israeli cable television operators offer unified tiering packages, in the framework of which we changed the structure of the tiering packages we offer to our digital subscribers and the channels included in such packages.  For a list of our channels and packages and the combinations of packages we offer as part of our tiering system, see “Item 4B. “Item 4B: Products and Services - Premium Broadcastings”.

Premium Broadcastings

          Pursuant to the Council’s approval dated May 10, 2001, we may supply in our digital broadcastings those Premium Broadcastings that the Council has approved. As of May 31, 2003, approximately 56% of our subscribers are subscribers to the digital broadcasting system and of those, 86% are provided with packages or channels through the tiering system.

          Premium Broadcastings may be provided only to a digital subscriber that has purchased the digital Basic Package.  The purchase of any of the Premium Broadcastings may not be conditioned upon the purchase of other Premium Broadcastings.  Rather, digital subscribers may purchase all or any part of the Premium Broadcastings in any combination of channels and packages, as they deem proper.

          The following channels and packages have been approved by the Council to be included within the Premium Broadcastings in the tiering system as of June 2003.

Name of Package	Channels Included

‘Movies’	Cinema 1,2,3
Cinema Prime/COOL
MGM

‘Entertainment’	Bip
E!
History Channel
Adventure 1
Life Style
Viva Platina
Leisure Guide
Ego

‘Men & Sports’	Channel 5+
NBA
Ego
Reality TV
Adventure 1
Teams channel
Eurosportnews
Fox Sport
CNBC

‘MTV’	MTV HITS
MTV2
MTV BASE
VH1 CLASSIC

‘Russian’	Cinema 1,2 & 3
Cinema Prime/COOL
Mega Film
History (Russian)
Reality TV

‘Games’	Gogo
Klick
Gogo Gold

Music Choice	40 Audio Channels

Various channels a la carte	Zee TV
ART 1-5
Pro TV
Techelet
Playboy

Communication	T-mail & SMS

Children’s	Cinema COOL
Fox Kids
Game channel

Youth	BIP
MTV HITS
MTV2
MTV BASE
VH1 CLASSIC
Leisure Guide
Game channel

Interactive services
Weather
Classifieds
Horoscope

We offer combinations of packages as part of our tiering system as follows:

Duet:	Any combination of two of the following channels and packages: ‘Cinema 1, 2 & 3’; ‘Children’; ‘Youth’ and ‘Entertainment’.

Duet Plus:	Any combination of two of the following channels and packages: ‘Movies’; ‘Children’; ‘Youth’; ‘Entertainment’; ‘Men & Sports’ and ‘Russian’.

Trio:	Any combination of three of the following packages and channels: ‘Cinema 1, 2 & 3’; ‘Children’; ‘Youth’; ‘Entertainment’ and ‘Russian’.

Trio Plus:	Any combination of three of the following packages and channels: ‘Movies’; ‘Children’; ‘Youth’; ‘Entertainment’; ‘Men & Sports’ and ‘Russian’

4U:	Any combination of four packages.

Take 5:	Any combination of five packages.

          We provide our digital subscribers interactive services of Weather, Classifieds and Horoscopes, for no additional consideration.

Shopping Channel

          In late 1995, we began transmitting a home-shopping channel, which offers products directly to cable television subscribers, known as the ‘Shopping Channel’.  The Shopping Channel is broadcast pursuant to a special broadcast license and is provided to our subscribers as part of the digital and analog Basic Packages.  Through 2003, we are entitled to a fee from the producer of the Shopping Channel for the use of one of our channels.  For the years ended December 31, 2000, 2001 and 2002, we have received approximately NIS 2.1 million, NIS 2.1 million and NIS 1.2 million, respectively, from the Shopping Channel in fees.

          In addition, on January 2, 2003, the Council determined its policy regarding shopping channel broadcasts by a cable broadcast licensee following the receipt of a separate approval from the Council for the broadcasts of shopping channels.    To date, we have not requested permission to broadcast additional shopping channels.

Pay-Per-View and Near Video On Demand

          Pay-Per-View and Near Video On Demand services are covered by our Cable Broadcast Licenses.  We are subject to maximum price restrictions for analog Pay-Per-View services, of approximately NIS 15 plus VAT, per broadcast.  We are also subject to restrictions regarding payment for specific broadcasts, the time duration of a single broadcast and certain restrictions regarding the cancellation of a Pay-Per-View order by a subscriber.  We are authorized to offer live broadcasting by Pay-Per-View.  We began providing Pay-Per-View services to our subscribers in October 2000.   We currently broadcast 4 Pay-Per-View channels on the analog platform and 6 on the digital platform.  In the past we offered adult content by way of Pay-Per-View, subject to certain regulated restrictions, however following amendments to the Telecommunications Law, effective as of August 2002, we ceased to broadcast adult content by way of Pay-Per-View.  Following the Council’s decision of June 16, 2003, we have commenced broadcasts of the Playboy channel on a la carte basis, in accordance with the conditions and limitations set forth in the said decision.  We have not yet begun to offer Near Video On Demand services to our subscribers.

Internet Services

          Pursuant to our Telecommunications Infrastructure License, on April 8, 2002, we launched a service of access to High Speed Internet over cable.  Initially we offered promotional packages to the subscribers to the trial services and other initial subscribers to the service.  We currently offer access to High Speed Internet over cable services in all of our License areas, and at December 31 2002, we had 21,849 access to High Speed Internet over cable subscribers.  The table below sets forth the products we offer under our access to High Speed Internet over cable services.

Name of Product	Upload Speed	Download Speed

Winner Start	64Kbps	0.15Mbps
Winner First	64Kbps	0.256Mbps
Winner	96Kbps	0.75Mbps
Winner Plus	128Kbps	1.5Mbps
Winner Premium	150Kbps	3Mbps

          In addition, we offer our Internet subscribers the option to upgrade the Upload Speed of our access to High Speed Internet over cable products, by 64Kbps (‘Extra’) and 128Kbps (‘Extra Plus’).

          Our access to High Speed Internet over cable service allows the user to directly access the Internet over cable broadband infrastructure, through the use of a cable modem and personal computer, and there is no need for dial up activity.  We recently began to provide Internet services to certain establishments, businesses and communal settlements in Israel. We have upgraded our infrastructure to prepare for the provision of data over cable services in the future.  The technology upgrade is compliant with the technologies of the other parties to the proposed merger of the Israeli cable television operators.  In the event that the proposed merger is consummated it will allow and support the merged entity’s ability to provide these services throughout the license areas of the merged entities.  By May 31, 2003, we have purchased approximately 43,000 cable modems and intend to purchase more in the future in accordance with the market penetration of the service.

Interactive Services

          As at May 2003, we supply our digital subscribers with interactive services, including Games Channels, Horoscopes, Weather and Classifieds, an entertainment programming guide service, an interactive youth application (“T.J.”) that serves as a portal to our ‘Youth Package’, interactive applications integrated into the Ego channel and the Good Life channel, an interactive invoice service, messaging services (T-mail and SMS), interactive voting applications, interactive commercial applications and an interactive messaging service to subscribers (which allows us to send messages to subscribers regarding broadcasts and services in connection with broadcasts).  During March 2003 and April 2003, as a result of the security situation in Israel at such time, we provided an interactive portal to certain channels that include news and news updates, known as the ‘Situation Room’.  We intend, subject to the receipt of the relevant regulatory approvals, to provide additional interactive services in the future, including the integration of interactive applications into additional channels, additional games channels, an interactive lottery and soccer lottery.  We currently offer our digital subscribers Games Channels also on a pay-per-play basis (pay per game) or pay per-use basis (pay per defined duration of time played), the use of which may be limited by the subscriber (for the purpose of parental control), on the basis of a predetermined maximum monthly fee.

          In March 2001, we entered into an agreement with Connect TV Ltd., which was subsequently replaced by a memorandum of understanding dated December 25, 2002.  Under these agreements, Connect TV agreed to supply us with certain games and other services for our interactive television activity.  Until January 2003, Dankner Investments Ltd., our controlling shareholder, held approximately 31% of the issued share capital of Connect TV, at which time Dankner Investments Ltd. sold all of its shareholdings in Connect TV.  For the years ended December 31, 2001 and 2002, we have paid Connect TV approximately NIS 2.8 million and NIS 1.2 million, respectively, for services rendered.

          In October 2001, we received a special license to conduct a technological trial to provide messaging services to our digital subscribers, such as T-Mail and SMS, on our cable network, under which we provided T-Mail and SMS services through the use of the television screen and set-top box of the subscriber on a trial basis.  In August 2002, the Ministry granted us special licenses to provide such services, which shall expire in July 2003.  Under these special licenses, as subsequently amended in October 2002, we may provide SMS services (between our subscribers and subscribers of mobile cellular telephone service providers) and T-Mail services (from television to television, between our subscribers and between our subscribers and subscribers of Internet service providers).  To date, we provide these messaging services on a commercial basis to approximately 1,000 subscribers.   In connection with the messaging services we provide, including, among other things, T-Mail and SMS, we entered into a memorandum of understanding with Comverse Network Systems Ltd. in July 2001, regarding the supply by Comverse of products for interactive television unified messaging using Comverse’s TVGATE system.

          In 2002 and 2003, we entered into agreements with Cellcom Israel Ltd., Partner Communications Company Ltd. and Pelephone Communications Ltd., regarding SMS messaging between our cable network and the cellular mobile networks of the said entities by our subscribers and the subscribers of such entities.

Set- top boxes

          While our broadband network is configured to support a wide variety of services, such as Pay-Per-View, Premium Broadcastings and Interactive Services, it is necessary to provide addressable set-top boxes to subscribers in order to implement such services.  We bear the cost of the addressable set-top boxes supplied to subscribers having set-top boxes in their homes.  Those subscribers that are provided with addressable set-up boxes shall bear, in whole or in part, the cost of the set-top boxes by way of a deposit.  We must not charge a fee for the deposit of the set-top box equal to more than the value of the set-top box at the time of the deposit.  In accordance with the terms of our Cable Broadcast Licenses, as amended by the Council on March 6, 2003, our subscribers may alternatively elect to lease the set-top box for a monthly fee.  We must not charge an aggregate fee for the lease of the set-top box equal to more than the value of the set-top box.    On June 16, 2003, the Economic Committee of the Israeli parliament resolved to approve an amendment to regulations promulgated under the Telecommunications Law, which regulates the ability of the Cable Broadcast Licensees to lease the set-top box to the subscriber, at the subscribers choice, in accordance with the terms of the Cable Broadcast License, and in addition, pursuant to this amendment Cable Broadcast Licensees are also allowed to sell the set-top box to subscribers, at the subscribers choice, in consideration of an amount that shall not be more than the value of the set-top box.

Sales, Marketing and Customer Service

          Sales and Marketing. Our marketing strategy is to increase the subscriber penetration within our License areas and maintain subscriber satisfaction in order to preserve low subscriber churn rate and to increase the average revenue per user (ARPU). We market and sell our services through the combined efforts of integrated sales, marketing, technical and customer service groups. We train our personnel to provide information concerning technological advances and to address the specific requirements of potential and existing subscribers.  We monitor the performance of these personnel through a variety of supervising methods.  In addition, we participate in rating surveys conducted by independent organizations, including I.C.P.  We also use training programs and surveys prepared by independent professional marketing consultants to help increase the effectiveness and efficiency of our sales and marketing groups.

          During the initial phase of the buildout of our network, we sought to create awareness of our cable television services and stimulate subscriber demand. In an effort to increase subscriber penetration, we initially relied on door-to-door visits by sales personnel who introduced our products and services by offering on-location demonstrations. We also utilized billboards, direct mail and mass marketing programs, including radio advertising, print media and shopping mall demonstrations, to further marketing efforts. As the buildout of the cable television network continued and subscriber penetration rates increased in the License areas, we placed greater emphasis on telemarketing and direct mail efforts to target those groups that had not subscribed for our services, tailoring the campaign to the specific requirements of such subscribers. This targeted marketing had the effect of reducing the marketing costs incurred in attracting new subscribers.  We have further refined our focus to preserve our existing customer base and, in this context, we have established marketing locations in centrally located consumer malls within our license areas.

          As part of our effort to attract and maintain subscribers, we market our services by advertising particular programs that are broadcast on various channels on our cable network which we believe would be of interest to potential subscribers on the off-air Channels 2 (including interactive advertisements) and 10 and the general Russian Channel, and through print media, direct mail, telemarketing and cross-promotions on dedicated channels.  In addition, as part of our effort to maintain subscribers, we promote channels and programs that we broadcast on channels that we broadcast. We also invest in promotions specifically aimed at the Russian sector in Israel due to the potential of this market.  As of the end of April 2002, in accordance with the approval of the Controller of Restrictive Business Practices to the proposed merger of the Israeli cable television operators, we cooperate with the other two Israeli cable television operators, among other things, in our marketing activities and entire content activities.  In addition, as of December 2002, we and the other two Israeli cable television operators offer unified tiering packages (in the framework of which we changed the structure of the tiering packages we offer to our digital subscribers and the channels included in such packages).

          When we started to provide our subscribers with digital broadcasting services we began signing new subscribers and those electing to purchase such digital services, on a new subscriber agreement.  This agreement was approved by the Council in January 2001, together with the Council’s approval of our digital broadcasting services.  This agreement was submitted to the Standard Contract Court in Israel for its approval as required by law.  In response to our filing this agreement for approval as a standard contract, the Ministry of Justice and the Israeli Council for the Protection of Consumers have submitted to this court a request that certain changes be made to our agreement.  The parties have commenced negotiations for the purpose of reaching a version of the agreement that is acceptable to all the parties.  In the event that the parties shall agree upon a version of the digital subscriber agreement, a notice shall be submitted by the parties to the Court.  In the event that the parties shall not agree upon a version of the agreement, then a court procedure will be held. To date, a date has not been set for the court hearing.  If the court approves our agreement, it may incorporate in it changes requested by the Ministry of Justice and the Council for the Protection of Consumers.

          Additionally, when we started to provide our subscribers with access to High Speed Internet over cable services we began signing such subscribers on an access to High Speed Internet over cable agreement.  This agreement was submitted to the General Administration of the Ministry of Communications for its approval as required by our Telecommunications Infrastructure License.  To date, comments or amendments to this agreement of the General Administration have not been received.  On October 27, 2002, this agreement was submitted to the Standard Contract Court in Israel for its approval as required by law.  The Israeli Attorney General submitted to the Court a response to our filing this agreement for approval as a standard contract.  A meeting was held with the representatives of the Ministry of Justice in the attempt to resolve the differences between the parties and to agree upon a version of the access to High Speed Internet over cable agreement.  If the court approves our agreement, it may incorporate in it those changes requested by the Ministry of Justice.   To date, a date has not been set for the hearing.

          The terms that govern the use of our T-Mail and SMS services are presented to our subscribers on the subscribers’ television screens by way of reference to our Internet site and are subsequently sent by post to each customer that subscribes these services.

          We also contact subscribers who request to be disconnected and attempt to rectify any perceived or actual problem promptly.  Under the Telecommunications Law, and the subscriber agreement, we are required to disconnect an analog subscriber within 14 days of receipt of a written disconnection request, or such later date as the subscriber may request.  According to our Cable Broadcast Licenses, we are required to disconnect a digital services subscriber within 2 business days of receipt of a written disconnection request or such later date as the subscriber may request and we must not charge the subscriber any fees from the date of the disconnection.   According to our Telecommunications Infrastructure License, we are required to disconnect services provided under this License (which includes access to High Speed Internet over cable services) within 2 business days of receipt of a written disconnection request or such later date as the subscriber may request. During those periods, the marketing and sales groups contact the subscriber in an effort to retain the subscriber.

          Although we seek to limit disconnections initiated by subscribers, a certain amount of such disconnections is inevitable, either because a subscriber has moved outside of our license areas or has decided that it no longer wishes to receive cable transmissions.  We specifically focus on such homes that have disconnected cable services in our marketing efforts in order to get cable television subscriptions reinstalled by new subscribers who have moved into such locations or by subscribers who made a decision to no longer receive cable television services.

          We believe that satisfaction with cable television services is essential in reaching and maintaining high levels of penetration. An integral part of our efforts has been to create for ourselves a positive image among our potential and existing subscriber base. To foster such image, we have been involved, and intend to continue to be involved, with various communities within our License areas by participating in public campaigns with local authorities.

          Customer Service.  We believe that highly efficient, responsive and prompt customer service is one factor in our marketing efforts to build and retain customer satisfaction.  Since 1999, we operated a service number for the convenience of our subscribers. We currently operate a toll free number for our cable television subscribers.  As of December 31, 2002, we had a staff of 228 customer service personnel on a full-time or full-time equivalent basis, which offers direct general and technical support via telephone or on-site.  Customer service personnel are trained to provide general and technical support over the telephone in order to minimize the requirements for service and on-site support.  However, if a problem cannot be resolved over the telephone, a service technician is dispatched to the location, usually at no cost to the customer. The customer support staff routinely provides feedback to the marketing and research and development groups.  Since February 2002, our customer service personnel also engage in sales activities.

          Franchises and Licenses. Between 1990 and April 2002, we conducted our operations pursuant to five exclusive franchises to operate cable television in central and northern Israel, including three of Israel’s largest cities, and numerous smaller communities and rural areas. Pursuant to the terms of each franchise deed, we were granted the right to operate cable television systems in specified geographic regions, each of which included a densely populated metropolitan area and a less densely populated rural area.  In 2002, these franchises were replaced by non-exclusive Cable Broadcast Licenses, a Telecommunications Infrastructure License and a Broadcasting HeadEnd License, to operate in the same geographical areas as the franchises.  These licenses were granted on April 30, 2002, March 27, 2002 and May 2, 2002, respectively.  As of December 31, 2002, the area covered by our non-exclusive Licenses was approximately 495,000 homes.

          To maximize technological and administrative efficiencies, we currently operate the cable television services through four operational areas representing the areas covered by our previous franchises and new licenses: Bat-Yam/Holon, Haifa, Netanya/Hadera and Galilee (comprising of the Safed, Sea of Galilee, Kiryat Shemona and Golan Heights license areas). We operate two studios, which are located in Haifa and Bat-Yam, a common HeadEnd for the Kiryat Shemona, Safed and the Sea of Galilee license areas, which are included in the Galilee operating area, and a common HeadEnd for the Bat-Yam/Holon operating area.   In order to further increase our technological and operational efficiencies, we intend to reorganize our current four operational areas in the near future, such that we shall operate through two operational areas, Netanya and Haifa.

          A description of the areas where we currently conduct our operations covered by our Licenses are set forth below.

•

Bat-Yam/Holon:  The Bat-Yam/Holon operating area includes the cities of Bat-Yam and Holon (which border Tel Aviv to the south) and neighboring areas. We completed installation of most of the cable transmission network in this operating area by the end of 1991. As of December 31, 2002, the area included approximately 114,500 households, and our network in the Bat-Yam/Holon area passed 114,479 homes and had 76,988 cable television subscribers.

•

Haifa: The Haifa operating area includes the city of Haifa and the surrounding communities. We substantially completed the installation of a regional cable transmission network in this operating area in 1995. As of December 31, 2002, the area included approximately 132,400 households, and our network in the Haifa area passed 127,816 homes and had 79,319 cable television subscribers.

•

Netanya/Hadera: The Netanya/Hadera operating area includes the coastal cities of Netanya, approximately 30 kilometers north of Tel Aviv, and Hadera, located between Haifa and Tel Aviv, and adjacent communities to these cities. We substantially completed the installation of a regional cable transmission network in this operating area in 1995. As of December 31, 2002, the area included approximately 191,200 households, and our network in the Netanya/Hadera area passed 166,220 homes and had 91,391 cable television subscribers.

•

Galilee: The Galilee operating area includes the city of Tiberias, along the Sea of Galilee, Safed and Kiryat Shemona, in Israel’s north, as well as the surrounding small towns and agricultural communities, and the Golan Heights. As of December 31, 2002, the area included approximately 56,900 households, and our network in the Galilee operating area passed 49,487 homes and had 27,186 cable television subscribers.  We have not completed the buildout of the cable network in this operating area.

          The table below contains information on subscriber penetration in each of the four geographical areas in which we currently operate, as of December 31, 2002.

Area	Date Commenced Cable Television Operations	Approx No. of Households	Plant Length (km)	Homes Passed	Cable Television Subscribers	Penetration Rate of Homes Passed(1)	Penetration Rate of Households (2)	Internet Subscribers

Bat- Yam – Holon	March 1990	114,500	586	114,479	76,988	67.3%	67.2%	5,437

Haifa	September 1991	132,400	1,108	127,816	79,319	62.1%	59.9%	6,974

Netanya – Hadera	January 1993	191,200	3,218	166,220	91,391	55%	47.8%	8,113

Galilee	December 1990	56,900	1,130	49,487	27,186	54.9%	47.8%	1,325

Total		495,000	6,042	458,002	274,884	60%	55.5%	21,849

(1)	Cable television penetration of homes passed is calculated by dividing the total number of cable television subscribers at applicable date by the total number of homes passed.
(2)	Cable television penetration of households is calculated by dividing the total number of cable television subscribers at applicable date by the total number of households.

          In order to further increase our technological and operational efficiencies, we intend to reorganize our current four operational areas in the near future, such that we shall operate our cable television services through two operational areas, Netanya and Haifa.

Technological Preparations for Competition in the Telecommunications Market

          As part of our technological preparations toward becoming a multi-service operator for multi channel television broadcasting and interactive television, access to High Speed Internet over cable, telephony and data over cable services, we have completed the installation of an addressable analog broadcast system, a digital broadcast system and a data-over-cable platform.

          The digital system has enabled us to provide our subscribers dozens of broadcasting channels, channel packages according to choice, Internet services, interactive services, and added value services, including Pay-Per-View and Near Video On Demand services (the latter of which we have not commenced).

          As part of our preparation, the Company has defined, performed and completed a network upgrade project, for Segmentation and Bandwidth expansion.

          In order to enable fast two-way communication via cable modems, a split of the HFC network into smaller sub-networks, known as “Segmentation”, is necessary.  The Segmentation project involves significant installation of new fibers and optical equipment.  We completed the Segmentation process by the end of 2000 to the extent actually required to reflect our subscriber demand.

          Our original network Bandwidth was 50-550MHz, and fully occupied 45-48 analog television channels.  Full utilization of the network capacity is not possible due to regulatory restrictions.  We have upgraded our network in order to expand the network capacity to 860MHz.  The upgrade project included Bandwidth expansion of both the downstream and the upstream paths. The network’s old equipment has been replaced, in all of our operational areas, by a new uniform type of equipment.  The Bandwidth expansion increased the network capacity by approximately 25 analog channels, which is equivalent to more than 350 digital channels, and enabled Bandwidth allocation for new added value services.

          The network Segmentation and Bandwidth expansion projects are part of our technological enhancement plan, which enables us to offer subscribers a new variety of interactive services, access to High Speed Internet over cable using, alternatively, the television screen or a personal computer, Pay-Per-View services, and may enable us in the future to offer telephony over cable and other Bandwidth consumer services.

          We have completed a substantial portion of the construction of our cable television broadcast and transmission system, including technologically advanced HeadEnds and a broadband, hybrid optical fiber/coaxial cable television network. Our cable network consists almost entirely of underground plant.  Our cable transmission network is capable of supporting both broadcast transmission and two-way data transmissions, for various telecommunications applications.

          A cable television system begins with a HeadEnd, which transmits signals obtained from three main sources; satellite broadcasts received by dish antennae; local broadcasts received off-air or via optical transmission; and programs played back from video cassette recorders and/or video servers.  A fiber optic cable network transmits signals carrying all the system’s channels from the HeadEnd to secondary HeadEnds and distribution hubs, which cover the different areas of the licenses and service zones.  From the secondary HeadEnds/hubs, the services are distributed to subscriber homes via coaxial network.  The drop cable terminates at a wall outlet installed in the subscriber household; a cable from the wall outlet passes through a channel converter or a set top box to the subscriber’s television set.  A wireless remote unit enables the viewer to select a channel from among the broadcasted channels.  Subscribers who own cable-ready television sets and prefer the analog services only, may connect their sets directly to the wall outlet and select the viewing channel via the television set’s control panel/remote control.

          In November 1989, pursuant to a special permit issued by the Ministry of Communications prior to our receiving a franchise, we became the first cable television operator in Israel to supply cable television services when we commenced operation of our HeadEnd in Bat-Yam.  This HeadEnd currently includes a playback system and 11 parabolic antennas for reception of satellite broadcasts and serves the Bat-Yam/Holon operating area.

          The subscribers in the Galilee operation area are served by a HeadEnd located at Ramot Naftali (completed in December 1990), which includes, among other things, a back-up play-back system and satellite dish antennas, cable-television programming is transmitted by microwave from the HeadEnd to 2 unattended sites, located in the Galilee operating area, which in turn is transmitted by underground cable to subscribers.  Those microwave links have been progressively replaced by a modern fiber optics links.

          In September 1991, we completed construction of a HeadEnd located in Haifa, which we now operate as our master HeadEnd.  This HeadEnd includes, among other things, a playback system, satellite dish antennas and a production studio that generates original programming.  Subscribers in the Haifa operating area are served by this HeadEnd via underground fiber optic and coaxial cables.  A fiber-optic network carries television channels from the Haifa HeadEnd to the Netanya/Hadera operating area.  The Haifa and Netanya/Hadera operating areas form a contiguous geographic area.

          We acquired the HeadEnd equipment primarily from suppliers in the United States.  Construction of the HeadEnds was for the most part carried out by sub-contractors supervised by a technical team from the Company.  The HeadEnds are located on land that we either purchased or have leased under a long-term lease.

          The cable installation includes several stages; preparation of an engineering plan and receipt of permits from local authorities, excavation, laying the cable and network installation (including connecting cables that have been laid and installation of network components); and repaving the area where the work was conducted.

          The network installation for a given geographic area is deemed to have been completed when the infrastructure necessary to connect a building to the network has been installed adjacent to each of the buildings in the area.  After completion of the network installation, network equipment is installed in the buildings in the relevant area and subscribers are connected to the system.  As of December 31, 2002, we completed the installation of 3,755 miles of underground cable.

          We supervise the various stages of network installation, which are performed by design, infrastructure and network contractors.  We are not dependent on the services of any one of those contractors.  In addition, we purchase equipment, including cable, from a number of foreign suppliers and are not dependent on any particular supplier.  In building the network, we have left additional conduit space for future uses.

Cellular Telecommunication Services

          As part of our strategy to develop and become involved in new telecommunication projects and become a leading telecommunication company in Israel, we became a shareholder in Partner Communications Company Ltd., the third of four providers of mobile cellular telephone services in Israel, and one of the two operators which use the GSM technology on a fully commercial basis in Israel.

          In April 1998, Partner received its license to establish and operate a mobile telephone network in Israel.  In October 1999, Partner completed an offering of its shares to the public, raising a gross sum of $525 million.  Partner’s shares are listed on Nasdaq, the London Stock Exchange and the Tel Aviv Stock Exchange, and Partner’s debentures are listed for trade on the Luxembourg Stock Exchange.  As a result of Partner’s initial public offering we recorded capital gains in the amount of approximately NIS 447 million.  In addition, Partner repaid its shareholder loans which it owed to us.  In April 2002, we sold approximately 50% of our holdings in Partner to a subsidiary of Hutchison Whampoa Ltd., in consideration for $62,410,000.  Currently we are the beneficial owner through Matav Investments Ltd. of approximately 7.42% of Partner’s issued and outstanding shares.   The other major beneficial shareholders in Partner are Hutchison Whampoa Ltd., Elron Electronic Industries Ltd. (through Elbit Ltd.) and Eurocom Communications Ltd.  We have the beneficial right through Matav Investments Ltd. to appoint up to 2 directors to the board of directors of Partner (which is comprised of 17 directors) as long as we hold at least 4.99% of its issued share capital, pursuant to a shareholders’ agreement.

          Approximately 72% of our current holdings in Partner are pledged to the banks participating in Partner’s $710 million senior credit facility by means of pledges unlimited in sum, to secure Partner’s undertakings under the credit facility.

          On January 1, 1999, Partner commenced operations and the supply of services to the public on a fully commercial basis. Partner’s GSM infrastructure covers approximately 97% of the Israeli population, and according to Partner’s financial reports, the number of its subscribers as of December 31, 2002, is approximately 1.84 million, equal to approximately 29% of the total subscribers of cellular telecommunications in Israel.

          Partner reported a revenue of approximately NIS 4,055 million in 2002 as compared to a revenue of approximately NIS 2,104 million and NIS 3,249 million in 2000 and 2001, respectively, and net income of approximately NIS 84.2 million in 2002 as compared to losses of approximately NIS 768.8 million and NIS 303.4 million in 2000 and 2001, respectively.  Our share in the gains in 2002 amounted to approximately NIS 14.5 million, as compared to our share in the losses of approximately NIS 76.4 million in 2001 and NIS 126.5 million in 2000.  Partner presents its financial statements in conformity with generally accepted accounting principles in the United States, or U.S. GAAP.  Following adjustment to Israeli GAAP, Partner’s results are reflected in our financial statements on an equity accounting basis and consequently have a material effect on our financial results.

International Telecommunication Services

          On November 7, 1996, Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., in which we indirectly hold a 10% share ownership interest, was granted a license to provide international telecommunications services in Israel.  Barak and one other international telecommunications service provider license holder, 012 Golden Lines International Telecommunications Services Ltd., or Golden Lines, began offering international telecommunication services in July 1997. The other major beneficial shareholders in Barak are Clalcom Ltd., and indirectly, Sprint International, Inc., Deutsche Telekom AG and France Cables et Radio SA.  We have the right to appoint 1 director to the board of directors of Barak (which is comprised of 11 directors), pursuant to a shareholders’ agreement.

          In July 2001, Barak and Golden Lines jointly applied to the Controller of Restrictive Business Practices in order to obtain his approval regarding a merger between the two companies.  If agreed upon, the merger would be subject to entering into a comprehensive merger agreement and obtaining the approvals required under any applicable law or contract, including the approval of the Minister of Communications.  We anticipate that following the merger, if a merger were to be consummated, the combined company would hold more than 50% of the international telecommunications market in Israel.  This, in turn, may subject the combined company to additional regulatory scrutiny resulting from its dominant position in this market.

          During 2002, Barak increased the total volume of voice traffic by approximately 16%.  Since 1998, Barak has provided Internet services to its customers, and, according to Barak’s management, as at December 2002, Barak holds a market share of approximately 24% of the business Internet market and approximately 10% of the residential Internet market in Israel. As of December 31, 2002, our investments in Barak totaled approximately NIS 16.6 million, after a write-off of approximately NIS 9 million of our investment in Barak (among other things, based on a company valuation of Barak).  In November 1997, Barak issued senior subordinated discount notes, the proceeds of which amounted to $100 million.  In addition Barak entered into loan agreements with two Israeli banks under which it was entitled to borrow up to $170 million. The availability period of the bank loans ended during November 2002.  Barak reported revenue of NIS 708.0 million in 2002 as compared to NIS 570.5 million and NIS 686.9 million in 2000 and 2001, respectively, and net income of NIS 63.8 million in 2002 as compared to a loss of NIS 118.9 million and NIS 72.0 million in 2000 and 2001, respectively.

          Since we have a 10% interest in Barak and our holdings in Barak are reflected in our financial statements on a “cost” basis, Barak’s financial results do not affect our financial statements.

Investments in Technological Companies

          In May 2000, we decided that together with other of our shareholders, we will invest in start-up companies which engage in fields of Internet, cable television, data telecommunications, applications, content, infrastructure and Internet Protocol telephony.  To this end, Nonstop Ventures Ltd. was formed by several of our shareholders, in which we hold, as of November 2002, 50% of the issued share capital, following the exercise of an option granted to us under a memorandum of understanding dated December 31, 2000, as amended.  Pursuant to the exercise of the said option, 50% of certain amounts we invested and loans we made on behalf of Nonstop Ventures Ltd. are deemed to be provided by us to Nonstop Ventures Ltd., in consideration of the issuance to us of a non-convertible promissory note by Nonstop Ventures Ltd., and the transfer and assignment to Nonstop Ventures Ltd. of our rights and obligations towards third parties in connection with such investments and loans.  The shareholders of Nonstop Ventures Ltd. have agreed to finance its operations in proportion to their respective holdings up to a total sum of $15 million.  Investments made by the respective shareholders in Nonstop Ventures Ltd. prior to October 30, 2002, are in consideration of the issuance to such shareholders of non-convertible promissory notes by Nonstop Ventures Ltd.

          Through May 2000, and to May 31, 2003, we and the other shareholders have invested through Nonstop Ventures Ltd. in seven start-up companies an aggregate amount of approximately $5.8 million.  Of the aggregate investment, we invested approximately $2.9 million.  Due to, among other things, market factors, the financial situation of these companies and our accounting policies, these investment amounts were reduced in our financial records, and were set in our financial statements for the year ended December 31, 2001 at a value of approximately $1.4 million and were further reduced and set in our financial statements for the year ended December 31, 2002 at a value of approximately $0.6 million.

Government Regulation

General

          The operation of cable television systems and other telecommunication services relating to our business is regulated in Israel by the Telecommunications Law, the Ministry of Communications, and the Council of Cable and Satellite Broadcasting.

          The Council is established pursuant to the Telecommunications Law and is comprised of 13 members (including 6 representatives of the government and 7 representatives of the public) appointed by the Israeli Government upon the recommendation of the Ministry of Communications. The Council is authorized, among other things, to:

•	grant cable broadcast licenses;

•	establish policies and adopt rules concerning the type, subject and content of cable television programming;

•	supervise the provision of broadcasting services by cable television and satellite operators; and

•	advise the Ministry of Communications.

The Telecommunications Law and Our Licenses

          Until we received our Licenses, we operated under 5 exclusive franchises in central and northern Israel.  In July 2001, the Israeli parliament approved amendments to the Telecommunications Law, under which terms were set for the granting of licenses for the provision of telecommunication services via cable television networks, in place of the exclusive franchises.  The amendments also set new regulatory standards with respect to television broadcasting services provided to subscribers in a highly competitive environment.

          We now operate under non-exclusive long-term licenses pursuant to the provisions of the amended law.  On March 27, 2002 we were granted a Telecommunications Infrastructure License by the Minister of Communications for the provision of infrastructure services for the distribution of cable broadcasts and access to Internet providers.  On April 30, 2002 we were granted 2 Cable Broadcast Licenses by the Council.  On May 2, 2002, we were granted a special license to hold a Broadcasting HeadEnd by the Minister of Communications.  In November 2002, our Telecommunications Infrastructure License was amended by the Minster of Communications, pursuant to which we may provide additional infrastructure services of data communications, digital transmission and optic transmission services.  The Licenses cover the same geographical areas as our previous five exclusive franchises.

          The terms and conditions of the various regulatory approvals we have received to the proposed merger between the Israeli cable television operators also affect the regulation of our current business in certain respects. (See Section 4B: “Arrangement for a Merger of the Cable Television Operators.”)

          Pursuant to the terms of the Telecommunications Law, as amended, and the terms of our Licenses, we are now subject, among other things, to the terms, conditions and restrictions set forth below.

Our Licenses

•	Corporate Separation of Cable Broadcast and Telecommunications Infrastructure Licensees

          We must operate through separate entities, namely the broadcast entities, on the one hand, and an infrastructure entity, on the other hand, which must each hold a License for Cable Broadcast or Telecommunications Infrastructure, as appropriate.  Pursuant to the Telecommunications Law, the Telecommunications Infrastructure Licensee must own the cable network infrastructure as a condition to the receipt of the License.  However, according to an agreement with the Ministry of Communications incorporated in our Telecommunications Infrastructure License, our Cable Broadcast Licensees are allowed to continue to own the cable network infrastructure and to provide infrastructure services for an additional interim period of the earlier of two years following the date of the grant of the Telecommunications Infrastructure License (i.e. until March 27, 2004), or the date of the consummation of the merger of the Israeli cable television operators.  During such period, the necessary arrangements must be made regarding the transfer of the ownership of the cable network infrastructure to the Telecommunications Infrastructure Licensee.  Accordingly, and as a condition for the receipt of the Telecommunications Infrastructure License, our Cable Broadcast Licensees and our Telecommunications Infrastructure Licensee entered into an agreement dated March 5, 2002, whereby our Cable Broadcast Licensees granted an exclusive lease to our Telecommunications Infrastructure Licensee for the right to operate the cable network infrastructure.  At the end of the lease period, ownership of the cable network infrastructure shall be transferred to our Telecommunications Infrastructure Licensee (or to the merged entity), and the Telecommunications Infrastructure Licensee (or the merged entity), shall be the exclusive owner of the cable network infrastructure in accordance with the relevant Licenses and applicable law.  In October 2002, our Cable Broadcast Licensees and our Telecommunications Infrastructure Licensee entered into an agreement, whereby the Telecommunications Infrastructure Licensee shall provide the Cable Broadcast Licensees infrastructure services for the broadcast of cable broadcasts in the areas covered by their respective license, including installment, maintenance and disconnection of terminal equipment.

          The Cable Broadcast Licenses and the Telecommunications Infrastructure License all contain restrictions limiting the number and identity of directors that are permitted to serve in both the Infrastructure entity (and its general partner), and the Cable Broadcast companies.

          In the event that either another entity is granted a general license to broadcast through our cable network infrastructure, or in the event that we reach a number of subscribers to our access to High Speed Internet over cable services equal to 45,000, the separation rules set forth below shall apply.  Subject to the aforesaid, the Council and the Minister also have the authority to impose conditions in addition to those set forth below, regarding the relationship between the Cable Broadcast Licensees or the Telecommunications Infrastructure Licensee and their connected companies, including the identity of the officers of each company, the transfer of information, the separation of entities between broadcast and infrastructure, the accounting systems, and technological, geographical or commercial restrictions regarding the laying down of infrastructure or regarding the provision of services or broadcasts.

Separation rules:

i.

A separation must be effected between the management of the Cable Broadcast Licensees, on the one hand, and the management of the Telecommunications Infrastructure Licensee and the general partner of such Licensee (but not including the board of directors), on the other hand, including in relation to the business, financial and marketing systems;

ii.	subject to the interim period mentioned above, a division of the assets of both Cable Broadcast Licensees and the Telecommunications Infrastructure Licensee must be effected;

iii.	the Telecommunications Infrastructure Licensee and its general partner shall not be permitted to employ the employees of the Cable Broadcast Licensees and vice versa; and

iv.

our Telecommunications Infrastructure License stipulates that no employee of both the Telecommunications Infrastructure Licensee and its general partner can also be a director of either Cable Broadcast Licensee, if pursuant to such employee’s duties he has access to commercial information regarding any other general broadcast licensee that competes with our Cable Broadcast Licensees.

          In the event that a company connected to the Telecommunications Infrastructure Licensee is an Internet service provider, then there will be an immediate obligation of structural separation with relation to the Telecommunications Infrastructure Licensee and theInternet service provider, in accordance with the above restrictions.

Terms and conditions that are common to our Cable Broadcast and Telecommunications Infrastructure Licenses

•	Term of our Licenses

          Our Cable Broadcast Licenses and our Telecommunications Infrastructure Licenses are each valid for initial periods of 15 years.  The Cable Broadcast Licenses and the Telecommunications Infrastructure Licenses may be extended for additional 10-year periods, by the Council and the Minister respectively, upon the request of the Licensees.  Our Broadcasting HeadEnd License is valid for as long as our Cable Broadcast Licenses are valid, but no later than May 30, 2017. It may be extended further upon request to the Ministry of Communications.

          In order to have our Licenses extended, we are obliged to prove, during the terms of the Licenses, that we have met with their terms and conditions.  To this end, we are required to deliver detailed reports to the Council as to our compliance with our Cable Broadcast Licenses and applicable law, and evidence of acts that we have taken to improve the quality and technology of the broadcasts. We are similarly required to deliver detailed reports to the Minister in respect of the Telecommunications Services.

•	Guarantees

          In order to ensure compliance with our obligations pursuant to the new Licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry, we have provided:

•	a guarantee of $10 million to the Ministry of Communications pursuant to the Telecommunications Infrastructure License; and

•	a guarantee of NIS 9 million to the Council pursuant to the Cable Broadcast Licenses.

          Each of the Minister and the Council has the authority to exercise the applicable guarantees in the event that the Licensee does not fulfill its obligations, and to cover any damage, loss or cost that the Council, the Minister, or the government may incur as a result of any breach of our obligations under the Licenses, and to ensure any payments by the Licensee, including royalty payments and payments of fines imposed by the Council or the Minister.  The exercise of the guarantee does not derogate from the authority of the Council or the Minister to cancel the Licenses, to amend the terms and conditions of the Licenses or to impose other sanctions including fines for certain stipulated breaches or actions.

•	Subscriber Services

          We must provide our infrastructure services to all applicants in our service area, upon non-discriminatory terms.  We are obliged to connect anyone wishing to be a subscriber of our cable broadcast services or our infrastructure services according to the terms of our relevant License, within stipulated time periods.

          Our standard subscriber agreements are subject to the approvals of the Council (regarding the cable broadcast subscriber agreement), the Ministry of Communications (regarding the access to High Speed Internet subscriber agreement), and the Court for Uniform Contracts. We may be directed to amend the terms of our standard subscriber contracts.

          Our infrastructure company is obliged to offer its services to all applicants, regardless of whether or not they may be a subscriber of another licensee (including a broadcast licensee).  We are prohibited from making the provision of our infrastructure services dependant upon the purchase of our own or another’s services, or dependant on not receiving services from another, unless authorized to the contrary by the Minister.

          We are prohibited from making the supply of broadcasts dependant upon unreasonable, discriminatory or unfair terms, such as: minimum periods; or the receipt of other services; or the obligation to obtain equipment from another or us.  We are prohibited from discriminating between subscribers.  We are also subject to rules concerning the time limits allowed for connection and disconnection of subscribers, after such subscriber has given us notice.

          We must continue to operate a customer service call center and office, for technical and general customer support, and appoint a complaints officer.  Minimum standards are set in our Licenses as to the operation of such services and the management of customer complaints.

          We do not have the right to disconnect or discontinue our broadcast and infrastructure services except: upon the subscribers request, for a material breach of agreement, for the purpose of maintenance, or due to risk, or as further set forth in our Cable Broadcast Licenses and Telecommunications Infrastructure License.

•	Restrictions upon Transfer of Assets

          According to the Telecommunications Law, the licenses themselves and any rights granted thereunder may not be charged, transferred, or made subject to a lien, with the exception of transfers within the framework of structural reorganizations.  Both Cable Broadcast Licenses and the Telecommunications Infrastructure License also stipulate that the assets of the Licensees pertaining to the Licenses (including Terminal Equipment of the Cable Broadcast Licensees) may not be transferred, assigned, charged or otherwise pledged in any way, other than in accordance with the provisions of the Telecommunications Law (in respect of the Cable Broadcast Licenses), and only upon advanced written consent of the Minister (in respect of the Telecommunications Infrastructure License).  However, according to the Telecommunications Law, it is possible to create a charge upon the assets of a cable broadcast licensee in favor of a bank legally operating in Israel.

          In addition, the Telecommunications Infrastructure License states that the Telecommunications Infrastructure Licensee is allowed to create a charge in favor of a bank legally operating in Israel in order to receive financial credit, provided that prior notice is given to the Minister of Communications, and so long as the charge agreement includes a provision according to which the exercise of rights pursuant to the charge shall not be harmful to the provision of services by the Telecommunications Infrastructure Licensee.

•	Restrictions upon Ownership and a Change of Means of Control.

          According to the Telecommunications Law, a cable television operator must be a citizen and a resident of Israel, or an entity incorporated in Israel, and at least 26% of any means of control of such entity must be held by Israeli citizens and residents.

          According to our Cable Broadcast Licenses, the Council’s authorization is necessary for any of the following changes of means of control in a Cable Broadcast Licensee, and any such change effected without the Council’s authorization shall be void.

(i)	a change of identity of the controlling entity of the Cable Broadcast Licensees;

(ii)	an increase in shareholding over 10% in the Cable Broadcast Licensees;

(iii)

a change in the holdings of the Cable Broadcast Licensees following which any party becomes an interested party (a holding of 5% or greater), or have a material influence (a holding of 25% or more); or if such party has ceased to be such an interested party or holder of material influence;

          In addition, any agreement pledging the controlling shareholding must be conditional upon the Council’s approval, if this would cause a change in the means of control of the Cable Broadcast Licensees.

          These restrictions outlined above must also be entrenched in the articles of association of the Cable Broadcast Licensees (not applicable to a change of means of control in connection with a transfer of shares publicly traded on a stock exchange).  Our shareholders resolved at our last annual general meeting to amend our articles of association to reflect these restrictions.  According to our Telecommunications Infrastructure License, the authorization of the Minister is necessary for any of the following changes of means of control in the Telecommunications Infrastructure Licensee:

(i)	if any party becomes an interested party (a holding of 5% or greater);

(ii)	if any party gains a material influence (a holding of 25% or more);

(iii)	if any party becomes a controlling shareholder;

(iv)	if any party ceases to be such an interested party, or holder of material influence, or controlling shareholder.

          Further, in the event that a charge is placed over the means of control of the Telecommunications Infrastructure Licensee or over the means of control of an interested party of the Licensee, which, if exercised will make the grantee a holder of 10% or more of any means of control in the Telecommunications Infrastructure Licensee, or become a controlling shareholder, then such charge must include a provision stating that the exercise of the charge is conditional upon receipt of consent from the Minister of Communications.Due to restrictions regarding cross ownership interests, certain entities or individuals are prohibited from becoming an interested party in the Telecommunications Infrastructure Licensee.

          According to our HeadEnd License, the prior written approval of the General Administration of the Ministry of Communications is necessary for the transfer of the License, directly or indirectly, to another.  For this purpose, “transfer” shall include a change in the holdings of the means of control of the Licensee, even if this does not include a change of identity of the controlling entity of the Licensee.

          For information regarding our applications for the approval of the Minister, the Council and the General Administration of the Ministry of Communications to the indirect transfer of our means of control, see “Item 4C.  Organizational Structure”.

Specific Terms and Conditions of our Cable Broadcast Licenses

          In addition to those mentioned above, our Cable Broadcast Licenses also include, among others, the following specific terms and conditions.

•	Subscription fees

          The subscription fees that we charge for cable television services are regulated under the terms of our Cable Broadcast Licenses and by regulations promulgated under the Telecommunications Law.  Pursuant to such regulations, the fees are linked to the Israeli consumer price index.  If the consumer price index increases between 4% and 10% after the date of a previous increase of the fees and rates we charge, then we can increase fees and rates once every 3 months. However, if the consumer price index increases in excess of 10% after the previous increase of our fees and rate charges, then we may increase fees and rates regardless of whether three months have passed since the previous increase of such fees and rates. We are authorized to charge subscribers a monthly subscription fee, fees for the Premium Broadcastings, fees for Pay-Per-View services, an installation fee, lease payments or a deposit for the set-top boxes, an additional outlet fee and fees for certain ancillary services.  We are subject to maximum charge restrictions for the deposit for the digital set-top boxes, which must not equal more than the value of the set-top box at the time of the deposit.  In addition, we must not charge an aggregate fee for the lease of the set-top box equal to more than the value of the set-top box.  With the exception of the deposit collected for the loan or lease of terminal equipment (such as set-top boxes) to the subscriber, we are prohibited from collecting guarantees or other securities from the subscriber.  We are permitted to deduct 10% per year or part of a year, from the deposit for the set-top box.  In accordance with an amendment to regulations promulgated under the Telecommunications approved by the Economic Committee of the Israeli parliament on June 16, 2003, the deduction from the deposit for the set-top box is 10% of the value of the set-top box.  The Economic Committee of the Israeli parliament also resolved on June 16, 2003 to approve a further amendment to regulations promulgated under the Telecommunications Law, which regulates the ability of the Cable Broadcast Licensees to lease the set-top box to the subscriber, at the subscribers choice, in accordance with the terms of the Cable Broadcast License, and in addition, and in addition, pursuant to this amendment, Cable Broadcast Licensees are also allowed to sell the set-top boxes to subscribers, at the subscriber’s choice, in consideration of an amount that shall not be more than the value of the set-top box.

          Our Cable Broadcast Licenses stipulate that we may not charge our analog subscribers for the basic broadcasts more than approximately NIS 148 plus VAT, in the Holon/Bat Yam and Haifa/Hadera regions, approximately NIS 140 plus VAT, in the Sea of Galilee/Netanya region, and approximately NIS 141 plus VAT, in the Golan/Sefat and Kiryat Shemoneh region.   Additionally, we may not charge our analog subscribers for a movie provided on a Pay-Per-View basis more than approximately NIS 15 plus VAT.  Such fees may be linked to the Israeli consumer price index from February 2002.  Our Cable Broadcast Licenses do not stipulate fees for digital subscribers.  Under regulations promulgated pursuant to the Telecommunications Law, we may determine our subscriber fees for digital subscribers (including the basic broadcasts package).  Such fees that we set for our digital subscribers must be reasonable, and the Minister may direct us to amend such fees if he finds, among other things, that they are harmful to competition, discriminatory or misleading.

          We have the right to offer discounts and make special offers for limited periods, subject to giving prior notice to the Council and the Ministry. They have the combined authority to disallow or direct us to take actions with regard to any offers that we wish to make, upon specific considerations set forth in our Cable Broadcast Licenses.  In the event that such offers last for longer than the limited period allowed, the Council has the authority to deem the sale prices to be a request to amend our price list accordingly.

•	Broadcasts and Programming

          Pursuant to the terms of our Cable Broadcast Licenses, the Cable Broadcast Licensees shall air only the broadcasts that have been authorized by the Council, according to the terms of such approval.  Such broadcasts shall be both digital and analog, or any other system authorized in advance by the Council.  We may request permission to reduce the scope of the analog broadcasts, and in such event, we may be instructed to charge lower subscription fees.  We are prohibited from ceasing the supply of approved programs or packages without the Council’s prior approval.  The Council has the authority to change the terms of its approval of broadcasts, and shall have the authority to cancel the approval for the broadcast of any channel following breach of the terms of the approval, or to a material change in the content of the channel.

          We are required to provide a stipulated amount of independent and local original programming, including information and broadcasts/programs exclusively regarding events in local areas, as well as a variety of films, and entertainment, music, arts, education, science, culture and sport programming material, all in accordance with quantity and content criteria established by the Telecommunications Law, our Council Regulations and our Cable Broadcast Licenses.  We are also required to provide real time, unedited transmission of radio and television programming broadcasts to the public in Israel, receivable from the open airwaves, including those of foreign television stations and educational television broadcasts. We must provide an electronic programming guide.  Recently, the Council published a draft of a proposed Council decision regarding a proposed amendment to the current obligations of the Cable Broadcast Licensees in respect of the content and scope of broadcasts that the Licensees are required to provide, which, if approved, would reduce our current obligations.

          Our Cable Broadcast Licenses prohibit us from conditioning (directly or indirectly) the provision of any broadcasts to a subscriber upon the purchase of other broadcasts, including by means of unreasonable pricing (which shall be in the opinion of the Council, unless explicitly approved in advance by the Council).  However, this does not affect our ability to condition the receipt of additional digital broadcasts upon the purchase of the digital basic broadcasts package. The Council may, for special reasons, direct us to alter the composition of the tiering packages, or to separate a channel from the basic packages.  We are obliged to allow subscribers the right to purchase individual channels separately, although if the Council is convinced that we are offering our subscribers a broad choice at reasonable prices, it has the authority to exempt us from this latter requirement.

          Our Cable Broadcast Licenses stipulate a limitation upon the amount of broadcasting time that may be dedicated to reruns in Channels 3, 4, 5 and 6 (family, movies, sports and children, respectively).  We are prohibited from advertising new broadcasts, channels, or packages before we have served the Council with a request to broadcast such broadcasts, channels or packages.  The Council has the authority to prohibit such advertisements until such request is granted.  Further, any offering of free broadcasts to subscribers must include an express clarification, to be approved by the Council in advance, as to our plans to charge subscribers for such broadcasts in the future.

          We are entitled to broadcast notices regarding sponsorships into certain sports broadcasts, subject to certain conditions, in accordance with and as set forth in the Council’s decision of September 3, 2002.

          In accordance with the Council’s decision of June 2002, as amended in September 2002 and May 2003, each Cable Broadcast Licensee is required to allocate to production or purchase of locally produced broadcasts, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of the grant of the Cable Broadcast License) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to local productions by the Cable Broadcast Licensee as of 2006.  For this latter purpose, the Council shall consider, among other things, the financial condition of the Licensees in connection with their broadcast activities and the contribution of the merger to the improvement of the financial condition of the Licensees.

•	Obligation to Broadcast Specific Channels of Special Broadcast License Holders

          Our Cable Broadcast Licenses stipulate that we must allow any holder of a ‘special broadcast license to broadcast a specific channel’ to have access to our subscribers.  Restrictions apply to the terms of any agreement with the holder of the special broadcast license, to the effect that such terms cannot be inferior to the terms on which we broadcast our own channels.  The obligation to allow such access does not apply to analogical broadcasts, with the exception of dedicated channels or channels that were broadcast on the analogical system before the granting of the general non-exclusive license (such as the Shopping Channel).  We shall be required to commence the broadcasts of such a special broadcast license holder at any time, or upon such date that the Council shall direct, even if no agreement has been reached with such a special broadcast license holder, and even if we have been unable to reach agreement as to the price, provided that such special broadcast license holder will provide guarantees.

          In any advertisement of the broadcast schedule of the independent channels, a special broadcast license holder shall not be discriminated against by the Cable Broadcast Licensee.  The fee that we are permitted to charge for such broadcasts shall include costs in addition to reasonable profit for such inclusion of information in such advertisement.  We must include broadcasts of a special broadcast license holder on the electronic programming guide, and we must air trailers for such broadcasts.  We shall also be responsible for taking any specific actions necessary to enable broadcasts of the special broadcast license holder, including the provision of technical services upon terms equal to those provided to its independent channels.  The price for such services shall be included in the general fee for the broadcast.  We shall be obliged to connect subscriber(s) to channels of a special broadcast license holder within 3 days of notification by the special broadcast license holder and the special broadcast license holder is entitled to elect whether to offer its broadcasts to subscribers as part of a package of channels of such special broadcast license holder or of other special broadcast license holders, in addition to the offer of its broadcasts to subscribers as a single channel. We are prohibited from preventing such choice from being effected.

•	Outstanding obligations from the previous franchises

          Our Cable Broadcast Licenses, as amended by the Council’s decisions dated April 10, 2003, list all of the following unfulfilled obligations on behalf of all of the previous franchise holders in Israel, which are still outstanding under the terms of the previous exclusive franchises. Based upon the number of subscribers, our pro rata portion of the cost of such common obligations would be approximately 25%.  During a period of 8 years commencing two years from the date of our Cable Broadcast Licenses, we and the other cable television operators are obliged to fulfill these obligations.  In accordance with the Council’s above said decision, the total outstanding obligations include:

i.	398 hours of original locally produced broadcasts;

ii.	$6,382,178 worth of investments in original locally produced broadcasts;

iii.	3,890 hours in total of original programming in Channels 3, 6 and 8;

iv.	342 movies in Channel 4;

v.	5,483 regional news broadcasts of at least 15 minutes each; and

vi.	1,468 hours of programs with translations into sign language for the hearing impaired.

          The cable television operators and the Council have corresponded in connection with the outstanding obligations as determined by the Council, in connection with which on May 6, 2003 a letter was sent to the Council on behalf of the Israeli cable television operators that expressed an objection to the Council’s above decision with regards to the outstanding obligations as determined by the Council.

Specific terms and conditions of our Telecommunications Infrastructure License

          In addition to the above, our Telecommunications Infrastructure License also include, among other things, the following terms and conditions.

•	Services

          According to our Telecommunications Infrastructure License, we have the right to grant general cable broadcast license holders services with connection to their use of our network infrastructure, and to provide services of access to High Speed Internet over cable.

          The provision of our service to a broadcast licensee shall be effected in such a manner that the broadcast licensee shall be able to provide its services to the subscribers in accordance with the terms and conditions of its license.  We must provide our services on reasonable and equal terms to all licensees, unless authorized otherwise by the Minister, in writing.  We are prohibited from allowing any preferential service to any company linked to our Telecommunications Infrastructure Licensee.

•	Fees

          According to our Telecommunications Infrastructure License, the fees we are permitted to charge our subscribers include: payment of installation fee for connection; payment for terminal equipment and installation thereof; payment for installation of extensions; relocation fees; payment for the sale, loan or lease of terminal equipment; regular periodic payments; varying payments for use of the service according to time or traffic volume; and payment for conversion of services.  With the exception of a deposit collected for the loan or lease of terminal equipment (such as cable modems), we are prohibited from collecting guarantees or other securities from subscribers.  We may deduct from the deposit for terminal equipment an amount of up to 10% for each year or part thereof.

          We have the right to determine service packages of telecommunications services that we provide, at an overall price per package of services, or a price for each service.  We are obliged to offer, without discrimination, every service and every service package on equal terms and at a uniform fee, according to the type of subscribers in every service area.  We must make information with respect to fees fully available to every applicant, including on the Internet.

          We are obliged to notify the Ministry in advance of any intended changes in fees.  The Minister has the right to alter the fee if he finds that it contravenes the provisions of the license or might compromise competition or the subscribers.

          When collecting payment from a subscriber for another service provider, no addition shall be charged to the other entity’s fee.

•	Ownership of the Network

          Our Telecommunications Infrastructure Licensee shall be (upon termination of the interim period) the owner and operator of the network.  We have the exclusive right to operate the network.

•	Frequencies

          Certain frequency bands are forbidden, including between 806MHz and 862 MHz.  We are prohibited from causing interference to other systems and shall cooperate in preventing interference.

Our Broadcasting HeadEnd License

•	Term

          Our Broadcasting HeadEnd License is valid for as long as our Cable Broadcast Licenses are valid, but no later than May 30, 2017, although we may request for it to be extended beyond this date.  The General Manager of the Ministry of Communications has the authority to conduct inspections to ensure that the terms of our Broadcast HeadEnd License has been complied with.

•	Purpose

          This License allows us to among other things; construct, maintain and operate of broadcasting HeadEnd, for the purpose of maintaining the cable services provided by the Cable Broadcast Licensees; to connect our telecommunication system to the public telecommunications network operated by our Telecommunications Infrastructure Licensee or another entity licensed for transmission; to connect our telecommunications system to the system of another special licensee for operating a HeadEnd, to enable broadcasting reception via our telecommunications system and to construct and operate monitory mechanisms needed to ensure the orderly operation of our telecommunications system.  In October 2002, two of our Cable Broadcast Licensees entered into an agreement, pursuant to which one Licensee will provide the other HeadEnd services for the purpose of transmission of cable broadcasts.

The status of our Licenses in the event that the merger between the Israeli cable television operators is consummated

          Cable Broadcast License: In the event that the merger between the Israeli cable television operators is consummated, the merged entity must apply to the Council for a new Cable Broadcast License.  The terms of the approval of the Council to the merger (dated March 7, 2002, as amended on February 13, 2003) shall be incorporated into any new broadcast license that will granted to the merged entity and that will replace our current Cable Broadcast License.

          Telecommunications Infrastructure License: the Minister may, if the merger is consummated, replace the Telecommunications Infrastructure License and grant a new license to the merged infrastructure entity.  Given that it is envisaged that the scope of services provided by the merged entity shall be materially broader than the services we currently offer our subscribers, including telephony services, the terms of the new license shall be determined in accordance with such increased services and other considerations as determined in the Telecommunications Law.  However, in the event that the merger is not consummated within 2 years of the grant of the License (March 27, 2004), then the Minister shall consider the need to amend the existing License conditions in order to make them suitable for the situation at that time, in particular regarding the fact that there is no merged entity and the possibility to increase the Licensee’s services in the absence of such merged entity.

Royalties and Payments to the State of Israel

          Under our Cable Broadcast Licenses, we are required to pay the Ministry of Communications an annual license fee and a variable royalty.  The variable royalty is payable quarterly in an amount equal to a certain percentage of our annual gross revenues (not including V.A.T.) from the provision of certain broadcast services, which include, among other things, certain installation and subscribers fees.  (Regarding revenues derived from subscriber fees for tiering and pay-per-view broadcasts, such revenues shall be calculated for the purpose of payment of royalties net of payments that the licensee is contractually obligated to pay to the holder of the rights to such broadcasts.)  Under amendments to regulations promulgated under the Telecommunications Law proposed by the Minister of Communications and approved by the Economic Committee of the Israeli parliament on June 16, 2003, royalties payable by Cable Broadcast Licensees have been reduced, effective retroactively, from 5% of our annual gross revenues (not including V.A.T.), to 4% of such revenues in 2002 and 2003, and 3.5% of such revenues from 2004.  For information regarding a petition filed in the Israeli Supreme Court of Justice in connection with the approval of the Economic Committee of the Israeli parliament to the said proposed amendments, see “Item 8A. Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings “.

          In addition, regulations promulgated under the Telecommunications Law provide for royalties payable by general telecommunications licensees (which includes our Telecommunications Infrastructure Licensee) for the right to provide local fixed line communication services (including access to high speed Internet), as follows: until December 31, 2003, 4% of certain income, and from January 1, 2004, 3.5% of certain income. ‘Certain income’ for these purposes includes all income of the general telecommunications licensee that is derived from the provision of telecommunications services pursuant to its license, excluding:

i.

income collected by the licensee on behalf of another licensee (general or special) and transferred to the said other licensee; or payments made to a different general license holder for the completion of calls, or the transfer of such calls in the telecommunications network of such other license holder, including payments made for interconnection;

ii.	income of the licensee from the provision of transmission services to other license holders;

iii.	income of the licensee from segments of transmission services by way of satellite;

iv.	income of the licensee from selling terminal equipment; and

v.	bad debts that are related to income from the provision of services in relation to which the licensee pays royalties.

          Our Broadcasting HeadEnd License determines that the Licensee shall pay fees in consideration for the License as determined by the Ministry of Communications pursuant to the Telecommunications Law and the Telegraph Ordinance [New Version], 1972.

          According to the agreement with the State of Israel of July 2001, each cable television operator is also obliged to make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum determined by multiplying certain accumulated income of all the cable television operators, including certain income derived from the use of cable infrastructure, by a percentage which is between 0% and 4%, increasing gradually according to the amount of the certain income.  (In the July 2001 agreement, it was agreed that our pro rata portion would be 24.1%, until agreed differently by all of the cable television operators.)  Further, each cable television operator must pay the State of Israel in the 12-year period up to 12% of its income from the sale of any activity related to the cable infrastructure or a right related to such activity, and the sale of certain assets as set forth in the agreement.  These provisions shall continue to be in effect if the cable television operators effect the merger.  In March 2003 the cable television operators approached the Israeli Ministry of Finance with a request to defer for one year the commencement of payments due under the July 2001agreement, and this matter is currently under discussion. In a meeting with the Israeli Ministry of Finance on April 30, 2003, the Ministry of Finance demanded that should the merger of the Israeli television operators be consummated, the July 2001 agreement will be adjusted to correspond with the new organizational structure following the merger, such that the merged cable infrastructure entity shall also become a party to the July 2001 agreement, and the provisions of such agreement regarding the proportional amounts of the cable television operators in the joint consideration to be paid to the State of Israel under such agreement shall be adjusted such that the merged cable broadcast entity and the merged infrastructure entity shall be severally and jointly responsible for the entire joint consideration due under such agreement.

ICP and Cooperation of Cable Television Operators in Production of Broadcasting

          In 1989, we, together with the other Israeli cable television operators, formed I.C.P. Israel Cable Programming Company Ltd., or ‘ICP’, for the purpose of jointly purchasing and producing our local cable channels, which then consisted of four channels: family, movies, sport and children.  The culture & science channel was later added.  We currently hold approximately 25% of the outstanding share capital of ICP.

          In January 1995, the cable television operators and ICP reached a settlement with the Controller of Restrictive Business Practices regarding the operation of ICP, according to which, among other things, ICP shall produce, create or acquire at least 15% of its programming from local agents and suppliers.

          Today, ICP creates, produces and acquires content for two channels (family and movies) and independent producers produce the other three channels in accordance with the Restrictive Business Practices Court decision in 1996 in connection with the approval of the ICP settlement.

          After several temporary extensions of the ICP settlement, on July 6, 2000, the Restrictive Business Practices Court approved the extension of the ICP settlement until March 22, 2002, in accordance with terms and conditions of the Council, that were agreed to by the cable television operators, including an obligation to allow YES to broadcast the family, movies, sport and children’s channels for consideration.

          According to Council decisions in March 2002, May 2002 and December 2002, the Council further extended the ICP settlement until June 30, 2003, subject to the obligation to allow YES to broadcast those channels for consideration, excluding originally produced content, until the earlier of either: December 31, 2003 (regarding the family, movie and sports channels), and March 1, 2003 (regarding the children’s channel); or the date upon which YES has at least 500,000 subscribers.  After the expiry of this obligation upon the cable television operators, YES may request an extension.    The obligation regarding the children’s channel has since expired.  YES broadcasts the family channel produced by ICP.  YES ceased to broadcast the movie channel produced by ICP on June 30, 2002.  Furthermore, pursuant to the Council’s decision in March 2000, we are prohibited from broadcasting content that we purchased on an exclusive basis (with the exception of originally produced content).

          Under the approval of the Controller of Restrictive Business Practices to the proposed merger of the Israeli cable television operators, it is no longer necessary for the activity of ICP to be subject to the approval of the Restrictive Business Practices Court.  However, the terms and conditions of the approvals of the Council to the proposed merger impose on the merged entity similar provisions to those that currently apply to ICP regarding the broadcasting obligations towards YES. For additional information regarding the conditions of the approvals for the proposed merger, see Item 4B: “Agreement for a Merger of the Cable Television Operators”.

          For information regarding certain guarantees we have provided to two banks to secure certain liabilities of ICP, see “Item 5B. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

          For information regarding two law suits filed in the District Court of Los Angeles, California, United States, by Warner Bros. International Television Distribution, a provider of movie and series content broadcasted on the family and movie channels of the Israeli cable television operators, including ours, against the two other Israeli cable television operators, Tevel Israel International Ltd. (or ‘Tevel‘) and the Golden Channels & Co. (or ‘Arutzi Zahav’), alleging that these cable television operators are in breach of their respective license agreements with Warner Bros, see ‘Item 8A - ‘Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings’.   These lawsuits could affect, among other things, the content which is broadcasted on channels of the Israeli cable television operators, including the content broadcasted on cable channels produced by ICP, and the Israeli cable television operators, through ICP, are currently holding negotiations regarding the purchase of content in place of the Warner Bros. content.  Further, on June 30, 2003, an agreement was entered into by and between us and Cable Systems Media Haifa-Hadera Ltd., Tevel and two of its affiliated companies (collectively referred to as ‘Tevel‘), Arutzi Zahav and two of its affiliated companies (collectively referred to as ‘Arutzi Zahav‘), and I.C.P. Israel Cable Programming Company Ltd., under which each of the cable television operators undertakes to participate in amounts which Tevel and/or Arutzi Zahav will be required to pay to certain ‘major‘ producer companies in connection with legal proceedings (including the two lawsuits currently pending mentioned above) in respect of agreements regarding the purchase of content (used by all three cable television operators) entered into with such ‘major‘ producer companies, by each of Arutzi Zahav (for the family channel) and Tevel (for the movie channel and the pay movie channels, namely Cinema 1, 2 and 3 and Cinema Prime), all pursuant to a Court ruling rendered in the framework of such legal proceedings, and the legal expenses of Tevel and Arutzi Zahav in connection with such legal proceedings. The amount which each cable television operator will be required to pay of the amounts due shall be proportionate to the number of subscribers of such cable television operator in relation to all of the subscribers of the cable television operators, all at the time of payment.

Agreement for a Merger of the Cable Television Operators

          In February 2003, the other Israeli cable television operators and us agreed on a final version of an agreement, which sets forth the structure and conditions of a merger between us and the other Israeli cable television operators.  The parties have agreed that this merger agreement, upon its signing, will be added to and broaden the terms of the previous arrangement between these parties executed on December 31, 2001 (further to previous arrangements between the parties dated December 29, 1999 and April 30, 2001 that were cancelled and replaced).  In the event any terms of these agreements shall conflict, the terms of the latter agreement of February 2003 shall prevail.  Under the terms of this merger agreement, on the date of the consummation of the merger, all of our cable broadcast operations will be transferred to our subsidiary, Cable Systems Media Haifa-Hadera Ltd., immediately following which all of the cable broadcast operations of the cable television operators shall be merged into and together with Gvanim Cable TV Ltd., such that Gvanim Cable TV Ltd. shall become the merged broadcasting entity.   Likewise, all of the infrastructure operations of the subsidiaries of the cable television operators shall be merged into and together with a wholly owned subsidiary of Gvanim Cable TV Ltd., such that this subsidiary of Gvanim Cable TV Ltd. shall become the merged infrastructure entity.

          According to the merger agreement, all the assets, rights, licenses, agreements, powers and authority of the merging companies are to be conferred on the merged entities, and the merged entities would be liable for all of the obligations of the entities absorbed in the merger, which will be liquidated without dissolution, effective from the date of the completion of the merger.

          The holdings of each party to the merger in Gvanim are to be based on the number of each party’s cable television subscribers as of August 31, 2002 and Internet subscribers as of November 30, 2002.  Following completion of the merger, it is anticipated that we will hold approximately 26% of the issued share capital of the merged broadcasting entity.  The possibility that we will increase our proportionate holding in the merged entity is being considered in the context of the merger negotiations.

          Under the merger agreement obligations will be attributed to each party to the merger, which shall reflect, per each party’s subscriber as of December 31, 2001, equal debt, in an amount that shall be determined by the parties to the merger.  Upon completion of the merger, the parties will settle the difference between the obligations attributed to each party and the actual debt per subscriber, as reflected in the financial statements of each party as of December 31, 2001, as transferred to the merged entity.

          In accordance with the merger agreement, the designated shareholders of the merged entity will enter into a certain shareholders’ agreement within the framework of the merger, effective as of the date of the completion of the merger.  The merger agreement and the agreed upon version of the shareholders agreement are subject to their signing by all the parties to the agreements.  The parties have agreed that if the final version of the merger agreement has not been signed by July 31, 2003, unless otherwise agreed upon by the parties, the parties shall not have a claim or suit towards another party with respect to the proposed merger agreement and/or the shareholders agreement.

          In accordance with the merger agreement, upon receipt of the required approvals, the merger will be effected automatically, effective as of December 31, 2001.  Prior to the merger we will need to reach an understanding with the major Israeli banks, which are creditors of the parties to the merger.  The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, and the Controller of Restrictive Business Practices and by the Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties.  To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller of Restrictive Business Practices and the Income Tax Commission.  Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.  One of the issues outstanding to date in connection with the consummation of the merger is regarding the position of the Supervisor of the Banks of the Bank of Israel in connection, among other things, with the matter of certain limitations under Israeli banking laws.

          One of the other Israeli cable television operators, Tevel Israel International Ltd., filed a motion for stay of proceedings on April 22, 2002.  The stay of proceedings was granted by the Court on April 23, 2002, and is currently valid until July 2, 2003.  The legal implication of the stay of proceedings is that it is not possible for a claim to be brought against Tevel during the period of the stay, and all past debt incurred by Tevel prior to April 22, 2002, shall be dealt with in accordance with a creditors arrangement to be proposed by the court appointed Trustee, who is also responsible for the management of Tevel during the period of the stay.  The approval of the Court is required in order for Tevel to participate as a party to the merger.  The current financial situation of Tevel and any possible future deterioration of Tevel may affect the possibility of the consummation of the merger between the Israeli cable television operators, and the conditions that the creditors of the companies that are parties to the merger may impose.

          Subject to regulatory approvals, the completion of the merger will enable the merged company to provide additional telecommunication services.

          As of April 2002, in accordance with the approval of the Controller of Restrictive Business Practices to the proposed merger, we cooperate with the other two Israeli cable television operators, among other things, in our marketing activities and entire content activities.

The Approval of The Council for Cable and Satellite Broadcasting

          The approval of the Council to the merger of March 7, 2002, as amended on February 13, 2003, is subject to a number of conditions, including:

•

an obligation upon the cable television operators to allow direct broadcasting by YES, to broadcast channels 3, 4, 5 & 6 (family, movies, sport and children, respectively), for consideration.  This obligation expires upon the earlier of either: December 31, 2003 (regarding the family, movie and sports channels), and March 1, 2003 (regarding the children’s channel); or the date on which YES has at least 500,000 subscribers, after which YES may request an extension.  The obligation regarding the children’s channel has since expired, however YES has purchased the rights to broadcast the children’s channel directly from its producer;

•

an obligation of ‘unbundling’, obliging the merged entity to grant special broadcast license holders which broadcast on a digital platform a non-exclusive permit, for consideration, to use its network in order to transfer their broadcasts (which will be up to a maximum of the higher of either: (i) one sixth of our broadcasting network capacity; or (ii) 75 Mhz from the date of the approval of the merger, including the capacity required for dedicated channels and special cable broadcasting licensees (one sixth of the broadcasting network capacity); and 150Mhz after 2005);

•

a maximum subscriber fee for the basic packages (digital or analog) of NIS 156 incl. VAT, linked to the combined index, that includes the Israeli consumer price index of December 2001 (published January 15, 2002) and the US dollar exchange rate as published by the Bank of Israel, or any other index as shall be determined in regulations.  The effectiveness of the Council’s approval regarding the said linkage to the combined index is subject to the amendment of the applicable regulations promulgated under the Telecommunications Law.  To date, the Ministry has not adopted such an amendment;

•

an obligation to sell 20% of the entity that shall control broadcasting content (as opposed to infrastructure) to third parties, within four years from the date of the decision (in relation to which a public offering will be considered such a sale) unless certain conditions stipulated in the decision shall occur;

•

a limitation upon the number of channels which the cable television operators shall be allowed to produce (not including up to 16 optional channels on a pay-per-view and near video on demand basis); and

•

the provision by all of the cable television operators of a guarantee of NIS 45 million to cover the obligations of the merged entity under the Council’s approval, and all the Cable Broadcast Licensees (taking into account any amount already provided by way of guarantee pursuant to all the Cable Broadcast Licenses).  Our pro rata portion of the NIS 45 million amounts to approximately NIS 11 million.

          In addition, in accordance with the approval of the Council, in the event that the Council is convinced that there is a material regression in competition in the multi channel television market, the Council is entitled to instruct the cable television operators to allow each special and general cable broadcast license holder, that broadcasts in a digital format, use of our infrastructure in order to access all potential subscribers, even if they are not our subscribers, so long as our cable network infrastructure reaches their premises.  According to the Council’s decision, a material regression will be deemed to occur, among other things, in the event that YES shall cease its operation or the merged entity shall provide services to more than 80% of multi-channel television subscribers in Israel.

          Pursuant to the Council’s amended approval, an application for a general broadcast license was filed with the Council on behalf of the merged entity on March 5, 2003.

          In accordance with Council’s approvals to the merger, upon the merger, the terms of the Council’s approvals to the merger will be an integral part of the terms of the Cable Broadcast License of the cable television operator or any merged entity in place of the cable television operators.

          The eventual application of the above terms and other provisions are subject to interpretation and clarification.

The Approval of the Controller of Restrictive Business Practices to the Merger

          The approval of the Controller of Restrictive Practices to the merger, granted in April 2002, is also subject to a number of terms and conditions, set forth below.  On April 14, 2003, the Controller extended the validity of his approval to the merger until the earlier of June 6, 2003 or the completion of the merger.  On June 4, 2003, the Controller extended the validity of his approval to the merger until June 22, 2003, and on June 19, 2003, the Controller further extended the validity of his approval to the merger until the earlier of November 15, 2003 or the completion of the merger.  The eventual application of these terms and conditions and the way in which they will work together with the terms of the Council’s approval may be subject to interpretation and further clarification.

          Separation of activities: the merged entity shall conduct its activities through a broadcasting entity and a cable infrastructure entity, whose activities must be completely separated.

          Unbundling: the merged infrastructure entity must allow other cable broadcast license holders to use its cable infrastructure on terms that are not inferior to those offered to the merged broadcasting entity, up to the same maximum commitment as provided by the terms of the approval of the Council, with the additional stipulation of not less than 75 Mhz from the date of the consummation of the merger, and not less than 100Mhz after January 2005 for third parties who are not dedicated channels.  This obligation shall not apply to any broadcaster of multi channel national television broadcasts, on a national infrastructure network in its control, unless there is a material regression in the multi channel television market.  In the event that the Controller considers there to be a material regression in the multi channel television market for subscribers, he shall have the authority to instruct the merged infrastructure entity (and if necessary, the merged broadcast entity) to provide any cable broadcast license holder the telecommunications infrastructure services needed to supply the package of channels of such licensee to any person whose premises is reached by the cable network (Homes Passed) even if such person is not a subscriber of the merged broadcast entity; however, such instruction shall not oblige the merged infrastructure entity to lay down additional telecommunications infrastructure for such a cable broadcast license holder, to a person who is not a subscriber of the merged broadcast entity. Without derogating from the above, in the event that YES ceases to operate, it will be deemed to be such a material regression in competition. Regarding these conditions, YES or its successor shall be deemed to be such a cable broadcast license holder if it ceases its operation due to insolvency.

          Restrictions upon the corporate structure:  within 48 months of the Controller’s approval, at least 20% of the controlling entities of the merged broadcasting entity must be owned by an entity that does not hold, directly or indirectly, any means of control in any other cable or infrastructure entity.  This restriction may be amended or waived at the discretion of the Controller, or will be deemed inapplicable, if either at the end of 48 months there are at least two other holders of a general cable broadcasting license in Israel that are not linked to either the merged broadcasting entity or the merged infrastructure entity; or, if the Minister of Communications has set rates for usage of the merged entity’s infrastructure by third parties within 30 months of the date of the approval (and the Controller approves that such rates encourage competition significantly). According to clarifications provided by the Controller in relation to this obligation, in the event that 20% of the means of control of the merged infrastructure entity is purchased by a third party and 20% of the means of control of the merged broadcast entity is purchased by a different third party, neither of whom have a connection to the existing cable television operators, it will not be necessary to meet this requirement.

          Restrictions upon the ownership and purchase of broadcasting material:

          (i)   The merged broadcasting entity and the merged infrastructure entity shall be prohibited from holding means of control of a producer of a channel, except the family channel (Channel 3) and the movie channel (Channel 4) in the basic packages, and shall be prohibited from owning or having any interest in any other producer of a channel, unless it has received authorization to the contrary from the Controller by way of amendment of the terms of the Controller’s approval to the merger.  A ‘producer of a channel’ means a producer of a channel that at least 20% of its content expenses or its hourly broadcasts are derived from content that was purchased or packaged in Israel.   Subsequent to the approval and pursuant to the said restriction, we sold and transferred options that we held to purchase certain interests in the “Hop” channel, the sports channels (Channel 5 and the Sport 5+ channel), the children’s channel (Channel 6) and the culture and science channel (Channel 8).

          (ii)   The merged broadcasting entity and the merged infrastructure entity is permitted to use the content of another producer, but shall be prohibited from owning the content of anther producer, and further, these entities shall be prohibited from determining to whom content shall be sold or transferred to third parties for use (with the exception of agreements with the ‘major’ producer companies, namely Warner Bros., Universal, Buena Vista (Walt Disney), Paramount, MGM, Columbia, and Twentieth Century Fox, which were signed prior to the date of the Controller’s merger approval and received prior regulatory approvals).

          (iii)   The merged broadcasting entity shall only be allowed to purchase content for the family and movie channels and for Pay-Per-View and Near Video On Demand, and such purchase shall be in accordance with restrictions concerning, among other things, the purchase of exclusive content.  In addition, the merged broadcasting entity shall have a must sell requirement to YES or any other general license holder regarding certain material content broadcast on the family and movie channels (Channel 3 and 4, respectively) stipulated in the Controller’s approval.   Further, all content purchased, by any party to the merger or any person related to such parties, from the ‘major’ producer companies within 24 months following the Controller’s approval to the merger, shall be subject to the must sell requirement to YES or any other general license holder, provided that any person who receives content pursuant to this must sell requirement shall also be subject to the must sell requirement with respect to contents purchased or that may be purchased from the ‘major’ producer companies during such period.

          Obligation to supply multi channel television broadcasts to the entire population of Israel:subject to price restrictions, and existence of appropriate infrastructure.

          Infrastructure:

•

The merged infrastructure entity shall be prohibited from preventing the development of competing infrastructures, and shall be prohibited from using its control over the merged infrastructure to prevent or hinder competition.  Unless prior written consent has been received from the Controller, both the merged broadcasting entity and the merged infrastructure entity shall be prohibited from holding any interest, directly or indirectly, in any person or entity that holds an interest greater than 10% in any other company that owns infrastructure for cable television or any other infrastructure for telecommunications services.

•

The merged infrastructure entity shall be prohibited from preventing any registered building contractor from laying down infrastructure, regardless of the presence of infrastructure belonging to the merged entity already in such area.  Without derogating from the above, the infrastructure entity shall be prohibited from preventing a building contractor from laying down infrastructure in places where it has laid its own infrastructure, subject to the receipt of an indemnity for any damages to its infrastructure caused thereby.

•

The merged infrastructure entity and the merged broadcasting entity shall be separated entirely from Internet service providers.  In addition, companies such as Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., and other Internet service providers connected to the cable television operators or their shareholders, are also prohibited from transferring Internet service provider activities to the merged entities.

•

The merged infrastructure entity and the merged broadcasting entity shall be prohibited from preventing any end user which has Inside Wiring on his property from: (i) connecting with any other provider of multi channel television; (ii) the common use of Inside Wiring by such user to connect to another provider in addition to the merged entities; and (iii) access by such end user to Internet infrastructure, or access by such end user to Internet services, which are marketed either by the merged infrastructure entity or by the merged broadcasting entity, even in the event that such end user purchases multi channel television from a competitor.  The merged entities shall still be subject to the administration directives published by the Minister of Communications governing the reciprocal obligation to lease Inside Wiring between the cable television operators and YES.

          Restrictions upon connected persons or entities:

          The terms of the Controller’s approval shall equally apply to any person or entity connected to the cable television operators, the infrastructure entity, or the broadcast entity whose action is needed in order to fully and exactly comply with all or part of such terms.  Any restriction or condition applying under the terms of the Controller’s approval upon a party to the merger, on the infrastructure entity, or on the broadcast entity, shall also equally apply to any person or entity connected to them, and non compliance with such restriction or condition by a connected person or entity, or together with such connected person or entity, shall be deemed to be non compliance with the terms of the Controllers approval on the part of the party to the merger to which such person is connected, and by non compliance by the broadcast entity and the infrastructure entity to which such person or entity is connected.

          Restrictions shall also apply upon the activities of the officers or owners of the groups of the controlling shareholders of the merged entities, including, among others, as follows:

•

prohibition upon such officers having activities in businesses that compete, directly or indirectly, with the business of the merged broadcasting entity and/or the merged infrastructure entity, without the written approval of the Controller of Restrictive Business Practices;

•	prohibition upon such owners from sharing information related to the business of the merged broadcasting entity and/or the merged infrastructure entity;

•

an enforced total separation between specific named Israeli corporate entities such as cell phone telecommunications companies and newspapers, on the one hand, and the merged broadcasting entity and the merged infrastructure entity, on the other hand.

•

If the merged broadcasting entity shall be allowed to air commercials in multi channel television channels, then the Controller of Restrictive Business Practices shall have the authority to impose further restrictions stemming from concerns arising from the cross interests of the controlling shareholders of the parties to the merger in other entities that sell commercial time to the public.

          Interests in telephony services:the merger shall be conditional upon the fact that the merged entity shall supply domestic fixed line telephony services on cable infrastructure in accordance with:

•

the merged infrastructure entity is required to file an applications for a license for the provision of fixed line telephony services by the merged infrastructure entity within 3 months of the date of the Commissioner’s approval; and

•

a minimal infrastructure investment commitment of not less than NIS 350 million, to be completed in stages as follows: NIS 105 million until 31 December 2003, NIS 140 million in 2004 and NIS 105 million in 2005; and

•

a condition that the merged entities will begin to provide domestic fixed line telephony services over cable infrastructure to the Israeli public within a year of receipt of its infrastructure license and no later than two years from the date of the Controller’s approval to the merger.  Such obligation relates to any residential area comprising at least 10,000 residents in 15 so called separate ‘geographical areas’; and

•	obligatory milestones as to the number of business and residential customers that the telephony company must obtain for each year.

          In accordance with the terms of the approval of the Controller of Restrictive Business Practices to the merger, in July 2002, the Israeli cable television operators through Telecom Gold 2001 & Co. (a limited partnership) filed an application for the merged infrastructure entity for an infrastructure license, which includes the provision of fixed line telephony services. To date, this license has not yet been granted.

          Bank Guarantee: the approval of the Controller of Restrictive Business Practices to the merger is also conditional upon the provision of a bank guarantee in the amount of US $15 million to ensure compliance with the terms of the approval of the Controller. In the event that the Controller of Restrictive Business Practices decides, in his discretion, that there has been a material breach of the terms of the approval, he may fully exercise the guarantee.  We have provided our pro rata portion of this guarantee in the amount of $3.75 million.

          In the event of a non-material breach, the Controller may exercise $500,000 of the bank guarantee in relation to each breach, and an additional $500,000 per month, until such breach is remedied.  Such amounts are non refundable and the guarantee must be maintained at US$15 million at all times, including in the event of breach.  The provision and usage of the guarantee does not derogate from the Controller’s ability to take any other remedy according to the provisions of the Restrictive Trade Practices Law against the merged entities in the event of breach.

          There can be no assurance that the merger will be consummated, and if consummated: (i) whether the conditions of the merger will enable the merged entity to successfully compete; or (ii) whether there will be a successful integration between the merging entities, or (iii) whether the combined entity will be able to compete effectively against current or future competitors and realize the anticipated benefits of the merger.

4C.     ORGANIZATIONAL STRUCTURE

          We have six significant subsidiaries, all of which are Israeli companies, which we control directly or indirectly, as described below.

•

Matav Investments Ltd.  Matav Investments Ltd. is wholly owned by us and it owns 100% of the share capital of Matav Assets Ltd.  Through Matav Investments Ltd. we are the beneficial owners of 10% of the share capital of Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., an international telephony service provider in Israel, and through Matav Investments Ltd., we are the beneficial owners of approximately 7.42% of the share capital of Partner Communications Company Ltd., the third of four licensed providers of mobile cellular telephone services in Israel, and one of the two operators which use GSM. Until April 2002, through Matav Investments Ltd. we were the beneficial owners of approximately 15.2% of Partner, at which time we sold approximately half of our shares in Partner.

•	Cable Systems Media Haifa-Hadera Ltd. Cable Systems Media Haifa-Hadera Ltd. is wholly owned by us, and holds the Cable Broadcast License for the Haifa-Hadera area.

•

Matav Infrastructure 2001 L.P., of which we own approximately 72% of the rights, with the remainder being held by our wholly owned subsidiary cable systems Media Haifa-Hadera Ltd.  Matav Infrastructure 2001 L.P. holds the infrastructure license.

•	Matav Assets Ltd. Matav Assets Ltd. is wholly owned by us, through Matav Investments Ltd., and engages in real estate activities.

•	Matav Infrastructure Ltd. is wholly owned by us, and is the general partner of Matav Infrastructure 2001 L.P.

•	Nonstop Ventures Ltd., of which we hold 50% of the issued share capital, with the remainder being held by several of our shareholders.

          We are part of the Dankner Group, and Dankner Investments Ltd. is our controlling shareholder.  As at June 20, 2003, Dankner Investments Ltd. holds approximately 47.74% of our outstanding ordinary shares and 49.70% of the voting rights.  The difference between the shareholdings and the voting rights derives from the fact that at as June 20, 2003, a fully owned subsidiary holds ordinary shares representing approximately 3.95% of our outstanding share capital, which do not grant voting rights under the Israeli Companies Law for so long as such shares are held by Cable Systems Media Haifa-Hadera Ltd.  Pursuant to a shareholders’ agreement, it has caused the nomination of the majority of the members of our board of directors.  For additional information regarding the shareholders’ agreement, see “Item 7.  Major Shareholders and Related Party Transactions”.  The shares of Dankner Investments Ltd. are publicly traded on the Tel Aviv Stock Exchange.

          The Dankner Group was established in 1957 and is today one of Israel’s leading privately owned concerns with diversified interests in banking, communications, real estate, as well as manufacturing of salt, petrochemicals and plastics.

          The banking division of the Dankner Group is through its control of Israel Salt Industries Ltd., a public company traded on the Tel Aviv Stock Exchange, which is the owner of 11.63% of Bank Hapoalim Ltd., the largest bank in Israel.  Israel Salt Industries are part of the controlling group of Bank Hopoalim, which constitutes approximately 45.18% of the Bank.  Pursuant to an agreement of February 2003, Israel Salt Industries Ltd. shall sell, subject to certain conditions, part of its shares in Bank Hapoalim Ltd., which constitute up to approximately 1.93% of the issued share capital of the Bank, to Gandan Holdings Ltd. (whose major shareholders are individuals of the Dankner family).  The shares of Bank Hapoalim are publicly traded on the Tel-Aviv Stock Exchange.

          The communication division of the Dankner Group is materially comprised of its holdings of our shares and, through us, its indirect holdings in Partner Communications Company Ltd. and Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd.

          The real estate division of the Dankner Group is located under Dankner Investments Ltd., which is one of the leading real estate companies in Israel.  Dankner Investments Ltd. specializes in integrated residential neighborhoods and shopping centers. Together with its joint venture partners, Dankner Investments Ltd. develops thousands of housing units throughout Israel.

          The salt division of the Dankner Group is operated by Israel Salt Industries Ltd., which operates highly mechanized solar evaporation plants that produce pure, high quality industrial and edible salts.  Plants are located at Atlit on the Mediterranean, Kalia and Sodom on the Dead Sea and Eilat on the Red Sea.  Over 25% of the annual production of Israeli Salt Industries Ltd. is exported to the Far East, Africa and Europe.  In addition to its salt manufacturing activities, Israeli Salt Industries Ltd. specializes in marine agriculture and water treatment.

          The chemical and plastic divisions of the Dankner Group are operated by Dor Chemicals Ltd., a public company traded on the Tel Aviv Stock Exchange, specializing, directly and indirectly through its subsidiaries, collectively known as the Dor Chemicals Group, in the production and marketing of raw materials in the chemical and plastic industries.  In addition, the Dor Chemicals Group hold certain rights in marine licenses to search for natural gas along the coasts of Israel and in a consortium that won a tender for the desalination of sea water.

          In the plastic division, the Dor Chemicals Group, directly and through its subsidiaries in Italy and Belgium (Moplefan S.p.A and its subsidiaries), in Australia (SHORKO AUSTRALIA PTY LTD.) and in Germany, France, South Africa and Mexico (Trespaphan GmbH and its subsidiaries), engages in the manufacture and marketing of biaxial-oriented polypropylene and case polypropylene film of different types.  The products are used for packaging and wrapping materials in the tobacco, textile, food, medical equipment and adhesive band industries.

          In the chemical division, the Dor Chemicals Group engages in the manufacture and marketing of intermediate materials for the gasoline, chemicals, plastics, pharmaceuticals and wood industries.  The product range includes MTBE (a high-octane gasoline component), hydrogen, formaldehyde, para-formaldehyde and Fodor (disinfectant formulation for agricultural use).  The chemical division of the Dor Chemicals Group also imports and markets methanol as a raw material, for the manufacture of some of its own products and to supply to its costumers.

          The chemical division of the Dankner Group is also operated by Carmel Chemicals Ltd., with its subsidiaries Carmel Resins Ltd.and Alex Control Systems Ltd., which manufactures thermosetting, melamine and urea-molding compounds used to manufacture tableware, sanitary-ware, electrical accessories, closures and the raw materials for plastic media blast, or PMB. Other products are resins and adhesives for the wood, timber, paint, paper carton and textile industries, casting compounds in a wide spectrum of patterns and colors for making decorative marble with granite-like texture, used for the production of sanitary-ware and tabletops.  Most of the output of the Carmel companies is exported to North America, Europe and the Far East.

          Currently, the Dankner Group is in the process of structural reorganization, in connection with which, among other things, Elran (D.D.) Investments Ltd., or ‘Elran’, a public company traded on the Tel Aviv Stock Exchange, entered into a series of agreements for the purchase of shares of Dankner Investments Ltd. from various members of the Dankner family, at a price per share of approximately $4.2, which shall constitute, in the aggregate, approximately 53.63% of the outstanding share capital of Dankner Investments Ltd. as of February 27, 2003.  Under these agreements, upon the occurrence of certain circumstances, the number of shares to be purchased by Elran may change, so long as the number of shares shall not, in the aggregate, constitute less than 50.01%, or exceed approximately 61.26%, of the outstanding share capital of Dankner Investments Ltd. following the purchase. The effectiveness of these agreements is subject to the fulfillment of certain conditions, among others, regulatory conditions under our Licenses, including the receipt of the approval of the Minister, the Council and the General Manager of the Ministry of Communications to the indirect transfer of the means of control of Matav.  We applied to these communication authorities for the required approvals.  On May 1, 2003, we received the approval of the Council, which is subject to certain conditions, on June 2, 2003, we received the approval of the Minister and on June 11, 2003 we received the approval of the General Manager of the Ministry of Communications.  To date, some conditions precedent of these agreements are still outstanding.

4D.    Property, Plants and Equipment

          We own our telecommunications network infrastructure and related equipment.  Our network infrastructure includes 458,002 Homes Passed in the length of approximately 6,042 km.  See Item 4B “Technological Preparations for Competition in the Telecommunications Market”.

          Our principal executive offices are in Netanya, Israel in a building purchased by us in 1992 for approximately NIS 3.0 million, which currently has 1,528 square meters of built space.

          Our HeadEnd, studio and regional administrative offices in Haifa are situated in a 1,700 square meter building on 6,690 square meters of land leased from the Israel Lands Authority pursuant to a lease which will expire in 2040. In July 1991, we paid approximately NIS 1.5 million, constituting the entire amount due under such lease in advance as well as approximately NIS 3.8 million to the City of Haifa for the buildings on the plot. We have an option to renew the lease for 49 additional years.

          Our HeadEnd in Bat-Yam is situated on a 200 square meter property, which we lease under a lease agreement providing for a monthly rent of NIS 10,724. The lease is scheduled to expire in August 2003.  We have an option to extend the lease for an additional period of one year.

          Our HeadEnd and microwave broadcast tower in Ramot-Naftali is situated on 520 square meters of land, owned by the Israel Lands Authority, which is subleased to us by the Mevot Hermon Local Council under a lease agreement expiring in October 2006, of which 160 square meters is the HeadEnd and 77 square meters is a basement.  Pursuant to the terms of the lease agreement, we are obligated to pay the Mevot Hermon Local Council an annual fee of NIS 1 and to provide cable television services to the residents of Moshav Kadesh Naftali free of charge. Upon termination of the lease agreement, our interest in the property will pass to the Mevot Hermon Local Council, although we will be entitled to remove all of our transmission equipment.

          We also hold real property in Bat-Yam of 2,500 square meters, under a lease from the Israel Lands Authority which is scheduled to expire in 2038.  In 1989, we paid approximately NIS 1.8 million for this lease, constituting the entire amount due under the lease, in advance, and approximately additional NIS 1.28 million in order to extend the deadline under the lease for completion of a building on the property to January 1, 1997.  Since negotiations with the relevant authorities concerning the required permits and approvals for the building have failed, we rent this property under a short-term sub-lease and intend to sell it in the future.

          In Pardess Hanna, we lease a 1,009 square meter plot of land from the Israel Lands Authority.  Two structures which contain a HeadEnd for the Hadera license area are located on this property.

          In 1999, we purchased 1,927 square meters in a building near our headquarters in Netanya, for approximately NIS 8.4 million.  We use this property, among other things, for our Netanya Hadera cable operations and for our High Speed Internet over cable activities.

          In addition to the foregoing, we lease several other small properties totaling approximately 4,000 square meters throughout our operating areas, which we use for office space, storage, and microwave reception towers. Altogether with the leased properties described above, the aggregate monthly rental payments made by the Company are approximately $20,000.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following operating and financial review and prospects are based upon and should be read in conjunction with our financial statements and selected financial data, which appear elsewhere in this annual report. You should also read the risk factors appearing elsewhere in this annual report for a discussion of a number of factors that affect and could affect our financial condition and results of operations.

          The financial statements have been prepared in accordance with Israeli GAAP.  As applied to our financial statements, Israeli GAAP and U.S. GAAP vary in certain respects, as described in Note 20 to the financial statements. The financial information in this section is presented in adjusted NIS, unless stated otherwise.

          We reported certain amounts in adjusted NIS which have been translated for convenience into US dollars using the representative exchange rate of the US dollar as published by the Bank of Israel on December 31, 2002 ($1.00 = NIS 4.737). Except where otherwise stated, amounts appearing in dollars have been translated from NIS at the above exchange rate.

Critical Accounting Policies

          In order to improve understanding of the discussions below, it is important to obtain some degree of familiarity with our principal or significant accounting policies.  These policies are described in Note 2 to the Consolidated Financial Statements listed in Item 18.  We review our financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company.  As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2002.

          In preparing our financial statements in accordance with generally accepted accounting policies, our management must often make estimates and assumptions which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reporting period. These estimates and judgments are reviewed by management on an ongoing basis, and by the Audit Committee at the end of each quarter prior to the public release of our financial results.  Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates.  For any given individual estimate or assumption made by our management, there may be alternative estimates or assumptions which are also reasonable.  We consider our most significant accounting policies to be those relating to depreciation of fixed assets, allowance for doubtful accounts and Contingent liabilities, which are discussed below:

Depreciation of fixed assets:

          Our fixed assets are depreciated by the straight-line method on basis of their estimated useful life. A significant portion of our operating expenses results from depreciation of fixed assets. The vast majority of our fixed assets are composed of cable network, equipment in the broadcasting centers and studios and converters.  If rapid technological changes are to occur in our industry, the estimated useful life of parts of our fixed assets could be shortened and consequently increase the annual depreciation costs and operating expenses.

Allowance for doubtful accounts:

          The allowance is principally determined for specific debts that are doubtful of collection, based on the age of the customers’ debt.  Our revenues are derived from a large number of subscribers in the license areas.  We perform ongoing credit evaluations of our subscribers for the purpose of determining the appropriate allowance for doubtful accounts, by taking into account variables such as past experience, age of the receivable balance, and current economic conditions that may affect a subscriber’s ability to pay. The use of different estimates or assumptions could produce different allowance balances. We fully provide for the balance of disconnected subscribers. If the financial condition in Israel was to deteriorate, resulting in an impairment of our subscriber’s ability to make monthly payments, additional allowance for doubtful accounts may be required. If we were to face stronger competition, we might experience a higher rate of disconnections and hence additional allowance for doubtful accounts may be required.

Contingent liabilities:

          We are a party to certain legal actions as described in Item 8A - ‘Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings’ and described in Note 12 in the financial statements.

          With regard to claims and petitions for certification of some of these actions as a class actions, we believe, based on the opinion of our legal counsels, that since the claims and petitions for certification of them as class actions, and the Company’s response to the claims and petitions, raise complex questions, both legal and factual, which have not yet been resolved in Israeli case law and for which there are no precedents based on similar facts, it is not yet possible to evaluate the claims chances, and therefore, no provision has been included in the Company’s financial statements in respect of the said claims. With regard to other claims, in which the proceedings are in early stages, the prospects of the claims cannot be estimated and no provision has been included in the Company’s financial statements in respect of such other claims. As to the rest of the other claims, we believe, based on the opinion of our legal counsels, that the Company has good defensive arguments against these claims, and therefore, no provision has been included in the Company’s financial statements in respect of the said claims.

          As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates if needed. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position.

New Accounting Standards in the United States

          In April 2002, the Financial Accounting Standards Board (or the ‘FASB’) issued Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (or ‘SFAS No. 145’), which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets for Motor Carriers.” SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002.

          In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (or ‘SFAS No. 146’), which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002.

          In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (or ‘FIN No. 45’). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee.  It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded.  The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end.

          We do not expect the adoption of the abovementioned standards to have a material impact on our results of operations or financial position.

New Accounting Standards in Israel

          During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies.  In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 until January 1, 2004.  In February 2003, Accounting Standard No. 15 was published with respect to the impairment of assets.

          According to Standards No. 12 and No. 17, which deal with the discontinued adjustment of financial statements, financial statements will discontinue to be adjusted for inflation in Israel commencing January 1, 2004. Until December 31, 2003, we will continue to prepare adjusted financial statements in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

          The provisions of Accounting Standard No. 13 and No. 17 prescribe principles with respect to the effect of the changes in the exchange rates for foreign currency. These Standards replace clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements.  The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

          The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods. In addition, the interim financial statements will, for the first time, include condensed segmental information similar to the information included in the annual financial statements. This Accounting Standard, which is based on International Accounting Standard No. 34, “Financial Reporting for Interim Periods”, replaces Opinion No. 43 of the Institute of Certified Public Accountants in Israel that deals with financial statements for interim periods and Opinion No. 60 that deals with the amendment of Opinion No. 43 with respect to the cancellation of the obligation to include information regarding nominal data in financial statements for interim periods. This Standard will apply in respect to financial statements for periods beginning on or after January 1, 2003.

          Accounting Standard No. 15, which deals with the impairment of assets, is based on International Accounting Standard No. 36, and prescribes the accounting principles in the case of a decline/elimination of the decline, in the value of a company’s assets, including investments in investees that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

          The transitional guidelines in the Standard prescribe that losses due to an impairment of assets, which derive from the application of this Accounting Standard, will be recognized in the pre-tax income. The aforesaid will not apply in the case of a loss from the impairment of an asset that was not recognized in the past only due to the fact that the total undiscounted expected future net cash flow exceeds the book value. The latter will be carried to the statement of operations under the item “Cumulative effect of the change in the accounting principle to the beginning of the year”.

          We do not anticipate that the new Standards (not including standard No. 12), as discussed above, will have a significant effect on our results of operations, financial position and cash flows.

          As for standard No. 12, we anticipate that it will have a significant effect, in a positive inflationary environment, on our operations, financial position and cash flows.

5A.    OPERATING RESULTS

          We were formed in June 1987. We began building out our cable television network and offering cable television services on a trial basis in November 1989. In March 1990, we began providing full cable television services. Between 1990 2002, we operated pursuant to five exclusive franchises granted to us by the Ministry of Communications for Bat-Yam and Kiryat Shemona Holon, Safed and the Golan Heights, Haifa and Hadera, and Netanya and the Sea of Galilee. During 2002, these franchises were replaced by two general non-exclusive Cable Broadcast Licenses, a Telecommunications Infrastructure License and a Broadcasting HeadEnd License.  Under the terms of our previous franchises and current licenses, we pay the Ministry of Communications variable and fixed franchise/license royalties.  For the years ended December 31, 2000, 2001and 2002, we paid royalties of NIS 23.8 million, NIS 22.4 million and NIS 21.0 million, respectively.

          As of December 31, 2002, we provided cable television services to 274,884 subscribers, representing approximately 26% of all cable television subscribers in Israel, and have achieved an average subscriber penetration rate of approximately 60% for all of our license areas.  For the years ended December 31, 2000, 2001 and 2002, we generated revenue of NIS 483.8 million, NIS 478.4 million and NIS 505.0 million, respectively. Our operating loss for the years ending December 31, 2000, 2001 and 2002, was NIS 62.8 million, NIS 132.3 million and NIS 100.6 million, respectively.

          Our net loss for the years ended December 2000 and 2001 was NIS 228.0 million and NIS 262.2million, respectively, and our net income for the year ended December 31, 2002, was NIS 34.5 million.  During the years 2000, 2001 and 2002, we achieved EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortization) of NIS 45.4 million, NIS 0.3 million and NIS 57.8 million, respectively. The EBITDA excludes ‘other income or expenses’.

          Through December 31, 2002, we invested approximately NIS 2,025 million ($427.5 million) in building out our cable television network and in other fixed assets within our license areas.  As of December 31, 2002, our cable television network extended 3,755 miles and passed approximately 458,000 homes, or approximately 93% of the households the areas in which we operate.

          With our transition to digital cable television services, we increased our revenues but also increased our expenses and investment in digital set–top boxes, program content and other services to our subscribers.   Each digital set-up box costs us approximately $165. Due to marketing considerations, we do not charge the customer the full cost of the digital set-up box, and we subsidize this cost.  We collect a deposit of approximately NIS 254 plus VAT for each such digital set-top box.  We have already purchased approximately 210,000 digital set top boxes, including 6000 one-way only set-top boxes. As of May 31, 2003, approximately 56% of our subscribers were equipped with digital set-top boxes.

Revenues

          We derive a substantial amount of our revenue from a monthly subscriber fee of approximately NIS 144 plus VAT for providing the analog and the digital Basic Packages of cable television services.  We also charge our subscribers a one-time deposit of approximately NIS 84 plus VAT, for the regular analog set-top box (for those subscribers without cable-ready televisions), or NIS 169 plus VAT, for the addressable analog set-top box and NIS 254 plus VAT, for the digital set-top box.  We partially refund these deposits when the set-top boxes are returned.  The refund amount, linked to the Israeli consumer price index, is reduced to reflect a 10% annual depreciation, for each year or portion of a year in which the subscriber used the set-top boxes. Such depreciation is included in our revenue, exclusive of value added tax.  In accordance with an amendment to regulations promulgated under the Telecommunications approved by the Economic Committee of the Israeli parliament on June 16, 2003, the deduction from the deposit for the set-top box is 10% of the value of the set-top box.  Alternatively, our subscribers may elect to lease the set-top box for a monthly fee that ranges between NIS 10 and NIS 15 including VAT.  Additional revenues are derived from our tiering services, Pay-Per-View services, interactive services, access to High Speed Internet over cable services and other services.

          Our revenue per subscriber, penetration rate and churn rate may vary in the future from historical levels depending upon numerous factors, which are mostly beyond our control. These factors include amongst others, the nature of our future cable television and telecommunications services, and the development of competition for revenue per subscriber and the success of our marketing strategies as well as market acceptance of the Company’s services by subscribers.

Cost of Revenues and Other Operating Expenses

Our principal operating expenditures are:

•	programming costs;
•	depreciation and amortization of fixed assets;
•	pay-roll and related expenses;
•	license (previously franchise) royalties and payments to the government of Israel; and
•	maintenance.

Churn

          Churn refers to subscriber disconnection from network services, either involuntary, due to non-payment of bills or suspected fraudulent use, or voluntary, due to subscribers terminating their use of our services.

          We recognize that managing subscriber churn is an important factor in maximizing revenue and cash flow. In order to control churn caused by subscribers voluntarily terminating our service, we attempt to ensure that our service is high quality and competitive. We use our advanced information technology systems as a tool to understand, monitor and control voluntary churn. We have a retention team within our customer services group that makes follow-up phone-calls to subscribers who call us with complaints or problems in order to resolve any problems and to retain the subscribers on the network. We also host exclusive subscriber events, such as shows and parties for subscribers, in order to encourage subscriber loyalty.  For the year ended December 31, 2002, our churn rate for our four operating areas averaged approximately 26%.

Year Ended December 31, 2002 compared with Year Ended December 31, 2001

          The following table sets forth for the year 2002 our consolidated statement of operation according to our various business segments:

	Adjusted new Israeli shekels in millions

	Cable TV	Internet	Total

Revenue	495.7	9.3	505.0
Operating expenses	504.2	12.9	517.1

Gross loss	(8.5)	(3.6)	(12.1)
Selling and Marketing expenses	38.2	3.2	41.4
General and Administrative expenses	46.0	1.0	47.0

Operating loss	(92.7)	(7.8)	(100.5)

Financial expenses, net	49.0		49.0

Loss after Financial expenses	(141.7)	(7.8)	(149.5)
Other income, net			283.8

Income (loss) before taxes on income	(141.7)	(7.8)	134.3

Taxes on income			110.9

Income (loss) from operation of the Company and its subsidiaries	(141.7)	(7.8)	23.4
Equity in earnings (losses) of affiliated companies, net	11.1		11.1

Net income (loss)	(130.6)	(7.8)	34.5

EBITDA	59.7	(1.9)	57.8

As of January 2000, we introduced a new Internet business as an Internet service provider, which was subsequently discontinued in July 2001 and was a significant cause of losses in the year 2000.  The termination of this activity in July 2001 eliminates losses that were attributable to this activity.  As of April 2002, following the receipt of our Telecommunications Infrastructure License, we began to provide access to High Speed Internet over cable services on a commercial basis through Matav Infrastructure 2001, LP, a wholly owned limited partnership of Matav Infrastructure Ltd.  The comparative discussion below presents total activities, and cable only activities as a percentage of such total activities, and (with the exception of cash flow) compares cable only activities in 2002 with cable only activities in 2001.

Revenue. Total Revenue increased by NIS 26.6 million, or 5.6%, from NIS 478.4 million in 2001 to NIS 505.0 million in 2002. Of the total revenue, approximately 98.2% can be attributed to cable only activities in 2002, in comparison to 98.8% in 2001.  Our revenue from cable activities increased by NIS 23 million, or 4.9% from NIS 472.7 million in 2001 to NIS 495.7 million in 2002.  Approximately 97% out of our revenue from cable activities in the year 2002 derived from monthly subscription fee, the rest from depreciation of subscribers’ deposits for set-top boxes, from installation fees, Pay-Per-View services and payments from the Shopping Channel.  The increased total revenues, despite a decrease in total subscribers, are attributed to higher sales of tiering and high-speed Internet services.

Operating expenses. Total operating expenses increased by NIS 23.6 million, or 4.8%, from NIS 493.5 million in 2001 to NIS 517.1 million in 2002. Of the total operating expenses, approximately 97.5% can be attributed to cable only activities in 2002, in comparison to 95% in 2001.  As a percentage of revenue from cable only activities, operating expenses from cable only activities increased from 99.5% in 2001 to 101.7% in 2002.  Our operating expenses from cable only activities (excluding depreciation and amortization of fixed assets) increased by NIS 13.7 million, or 4.1%, from NIS 331.4 million in 2001, to NIS 345.1 million in 2002. As a percentage of revenue from cable only activities, operating from cable only activities (excluding depreciation and amortization of fixed assets) decreased from 70.1% in 2001 to 69.6% in 2002.  The increase in operating expenses is mainly derived from an increase in programming costs and depreciation costs due to our investments in infrastructure and digital set-top boxes, as set forth below.

•

Cable television programming expenses increased by NIS 19.2 million, or 8.4%, from NIS 228.3 million in 2001, to NIS 247.5 million in 2002. Our cable television programming expenses increased from 48.3% of our total revenue in 2001, to 49.9% in 2002. The increase in programming expenses reflects an increase in tiering services, which generates additional expenses as a result of additional purchase of content. Since all of our programming expenses are either paid in US dollars or linked to US dollars, any substantial devaluation of the shekel against the US dollar will increase the shekel cost of our US dollar denominated expenses.

•

Depreciation and amortization of fixed assets increased by NIS 20.1 million or 14.5%, from NIS 139.0 million in 2001, to NIS 159.1million in 2002.  The increase in depreciation and amortization of fixed assets reflects the continuation of investment in infrastructure and digital set-top boxes.

•

Other operating expenses from cable activities decreased by NIS 5.4 million, or 5.5%, from NIS 103.1 million in 2001, to NIS 97.7 million in 2002.  The decrease in other operating expenses is primarily due to the decrease in salaries.

Selling and marketing expenses. Total selling and marketing expenses decreased by NIS 17.7 million, or 30% from NIS 59.1 million in 2001, to NIS 41.4 million in 2002. Of the total selling and marketing expenses, approximately 92.3% can be attributed to cable only activities in 2002, in comparison to 95% in 2001.  Our selling and marketing expenses for cable activities decreased by NIS 17.9 million or 31.0%, from NIS 56.1 million in 2001, to NIS 38.2 million in 2002. As a percentage of total revenue from cable only activities, our selling and marketing expenses decreased from 11.9% in 2001, to 7.7% in 2002. This decrease is mainly due to lower marketing expenses due to a joint advertising campaign of the three Israeli cable television operators. We do not expect sales and marketing expenses to decrease significantly in the future at such a rate, if at all, and may increase.

General and administrative expenses. Total general and administrative expenses decreased by NIS 11.1 million or 19.1% from NIS 58.1 million in 2001, to NIS 47 million in 2002.  Of the total general and administrative expenses, approximately 97.9% can be attributed to cable only activities in 2002, in comparison to 91.2% in 2001.  Our general and administrative expenses for cable activities decreased by NIS 7 million or 13.2%, from NIS 53 million in 2001, to NIS 46 million in 2002. As a percentage of total revenue, our general and administrative expenses from cable activities decreased from 11.2 % in 2001 to 9.3% in 2002. We cannot assure you that the general and administrative expenses will continue to decrease at such a rate in the future, if at all.

Operating loss and EBITDA. Total operating loss decreased by NIS 31.8 million or 24.0% from NIS 132.3 million in 2001, to NIS 100.5 million in 2002.  Of the total operating loss, approximately 92.2% can be attributed to cable only activities in 2002, in comparison to 80.7% in 2001. For the reasons described above, our operating loss from cable activities decreased, from NIS 106.8 million in 2001, to an operating loss of NIS 92.7 million in 2002.  Total EBIDTA increased by NIS 57.6 million, from NIS 0.2 million in 2001 to NIS 57.8 million in 2002.  The EBITDA from cable activities increased by NIS 39.9 million, or 12.0%, from NIS 19.8 million in 2001, to NIS 59.7 million in 2002.  EBITDA from revenue from cable only activities represented 12.0% of our total revenue in 2002 as opposed to 4.2% in 2001.

Net financial expenses.  Total net financial expenses decreased by NIS 4.1 million, or 7.7%, from NIS 53.1 million in 2001 to NIS 49 million in 2002.   Net financial expenses include interest on our borrowings in Israel and linkage payments related to the fluctuations in the Israeli inflation rate (with respect to our borrowings in shekels, which constitute most of our borrowings) and the US dollar exchange rate (with respect to our borrowings in US dollars).  Accordingly, our net financial expenses are affected by the level of our borrowings, from time to time, by changes in the interest rates announced by the Governor of the Bank of Israel and as determined by our creditors, and by changes in the Israeli inflation rate and the exchange rate of the US dollar against the shekel.

Other income.  Other income is mainly due to the sale of approximately 50% of our holdings in Partner in April 2002. See “Item 4B. Information on the Company – Business Overview – Cellular Telecommunication Services” and Note 16 (d) in our financial statements.

Taxes on income.  Costs related to taxes on income increased by NIS 110.5 million, or from NIS 0.4 million in 2001 to NIS 110.0 million in 2002. This increase is primarily due to a capital gain derived form the sale of approximately 50% of our shares in Partner Communications Company Ltd. in April 2002. See Note 14 in our financial statements.

Equity in earnings (losses) of affiliated companies, net. Our share in the losses of affiliated companies decreased by NIS 91.4 million, from a loss of NIS 80.3 million in 2001 to earnings of 11.1million in 2002, mainly due to Partner’s gains in 2002, as opposed to its losses in 2001.

Cash Flow

          Net cash used in our operating activities in 2002 (for both cable and Internet activity combined), was NIS 91.9 million compared with NIS 19.1million (for both cable and Internet activity combined) provided by our operating activities in 2001.

          Net cash provided by our investing activities in 2002 was NIS 233.6 million compared with NIS 239.8 million we used in our investing activities in 2001. Our investing activities are shown in the table below:

	2002	2001

NIS in million

Purchase of fixed assets	(78.8)	(258.2)
Investment in affiliated companies (shares and capital notes)	0	(3.6)
Repayment of long-term loans to affiliated companies	0.5	0
Deposit of trust, net	1.9	0
Investment in other assets	(3)	(1.1)
Proceeds from sales of investment in affiliated companies	311.7	21
Proceeds from sales of fixed assets	1.3	2.1

Net cash provided by (used in) investing activities	233.6	(239.8)

          Net cash used in finance activities in 2002 was NIS 134.4 million compared to NIS 219.5 million provided by finance activities in 2001.

          Net increase in cash and cash equivalent was NIS 7.2 million in 2002, compared to a net decrease in cash and cash equivalent of NIS 1.1 million in 2001.

Year Ended December 31, 2001 compared with Year Ended December 31, 2000

          The following table sets forth for the year 2001 our consolidated statement of operation according to our various business segments:

	Adjusted new Israeli shekels in millions

	Cable TV	Internet	Total

Revenue	472.7	5.6	478.4
Operating expenses	470.4	23.1	493.5

Gross profit (loss)	2.3	(17.5)	(15.1)
Selling and Marketing expenses	56.1	3.0	59.1
General and Administrative expenses	53.0	5.1	58.1

Operating loss	(106.8)	(25.6)	(132.3)

Financial expenses, net	50.1	2.9	53.1

Loss after Financial expenses	(156.9)	(28.5)	(185.4)
Other income, net	1.5	1.6	3.1

Loss before taxes on income	(155.4)	(26.9)	(182.3)

Taxes on income	0.4		0.4

Loss from operation of the Company and its subsidiaries	(155.0)	(26.9)	(181.9)
Equity in losses of affiliated companies, net	80.3		80.3

Net loss	(235.3)	(26.9)	(262.2)

EBITDA	19.8	(19.6)	0.2

          As of January 2000, we introduced a new Internet business as an Internet service provider, which was subsequently discontinued in July 2001 and was a significant cause of losses in the year 2000.  The termination of this activity in July 2001 eliminates losses that were attributable to this activity.  The comparative discussion below presents total activities, and cable only activities as a percentage of such total activities, and (with the exception of cash flow) compares cable only activities in 2001 with cable only activities in 2000.

Revenue. Total Revenue decreased by NIS 5.4 million, or 1.1%, from NIS 483.8 million in 2000 to NIS 478.4 million in 2001. Of the total revenue, approximately 98.8% can be attributed to cable only activities in 2001, in comparison to 99.6% in 2000.  Our revenue from cable activities decreased by NIS 9.2 million, or 1.9%, from NIS 481.9 million in 2000 to NIS 472.7 million in 2001. Approximately 95% out of our revenue from cable activities in the year 2001 derived from monthly subscription fee, the rest from depreciation of subscribers’ deposits for set-top boxes, from installation fees, Pay-Per-View services and payments from the Shopping Channel.  The decrease reflects the erosion of the subscription fee due to the effect of inflation, and a reduction in our subscriber base from approximately 301,000 subscribers at December 31 2000, to approximately 292,000 subscribers at December 31, 2001.

Operating expenses. Total operating expenses increased by NIS 75.2 million, or 18.0%, from NIS 418.3 million in 2000 to NIS 493.5 million in 2001. Of the total operating expenses, approximately 95% can be attributed to cable only activities in 2001, in comparison to 93.7% in 2000.  As a percentage of revenue from cable only activities, operating expenses from cable only activities increased from 81.3% in 2000 to 99.5% in 2001.  Our operating expenses from cable only activities (excluding depreciation and amortization of fixed assets) increased by NIS 52.3 million, or 18.8%, from NIS 279 million in 2000, to NIS 331.3 million in 2001. As a percentage of revenue from cable only activities, operating from cable only activities expenses (excluding depreciation and amortization of fixed assets) increased from 58.0% in 2000 to 70.1% in 2001.  The increase in operating expenses from cable only activities (excluding depreciation and amortization of fixed assets) is mainly derived from an increase in programming costs, as set forth below.

•

Cable television programming expenses increased by NIS 46.8 million, or 25.8%, from NIS 181.5 million in 2000, to NIS 228.3 million in 2001. Our cable television programming expenses increased from 37.7% of our total revenue in 2000, to 48.3% in 2001. The increase in programming expenses reflects the launch in the second half of 2001 of tiering services, which produces additional revenue by either purchase of individual channels or packages.  As a result of our promotion and marketing activities relating to the tiering services and these channels, the revenue aspect of these services shall only be reflected in our future financial results.  In US dollar terms, we do not expect to incur any future increase in programming expenses. However, since all of our programming expenses are either paid in US dollars or linked to US dollars, any substantial devaluation of the shekel against the US dollar will increase the shekel cost of our US dollar denominated expenses.

•

Depreciation and amortization of fixed assets increased by NIS 26.1 million or 23.1%, from NIS 112.9 million in 2000, to NIS 139 million in 2001.  The increase in depreciation and amortization of fixed assets reflects the continuation of investment in large projects requiring intensive capital expenditures undertaken in the years 2000 and 2001.  These projects were principally: upgrading cable network bandwidth from 550 MHz to 860 MHz; converting the broadcasting system from analog to digital; and the purchase of new digital set top boxes.

•

Other operating expenses from cable activities increased by NIS 5.5 million, or 5.7%, from NIS 97.6 million in 2000, to NIS 103.1 million in 2001.The increase in other operating expenses reflects the increase in salaries and maintenance costs related to the deployment of new sophisticated and more complicated systems.

Selling and marketing expenses. Total selling and marketing expenses decreased by NIS 6.9 million, or 10.5% from NIS 66.0 million in 2000, to NIS 59.1 million in 2001. Of the total selling and marketing expenses, approximately 95% can be attributed to cable only activities in 2001, in comparison to 81.9% in 2000.  Our selling and marketing expenses for cable activities increased by NIS 2 million, or 3.7%, from NIS 54.1 million in 2000, to NIS 56.1 million in 2001. As a percentage of total revenue from cable only activities, our selling and marketing expenses increased from 11.2% in 2000, to 11.9% in 2001.

General and administrative expenses. Total general and administrative expenses decreased by NIS 4.1million, or 6.6%, from NIS 62.2 million in 2000, to NIS 58.1 million in 2001.  Of the total general and administrative expenses, approximately 91.2% can be attributed to cable only activities in 2001, in comparison to 81.5% in 2000.  Our general and administrative expenses for cable activities increased by NIS 2.3 million, or 4.6%, from NIS 50.7 million in 2000, to NIS 53 million in 2001. As a percentage of total revenue, our general and administrative expenses from cable activities decreased from 10.5 % in 2000 to 11.2% in 2001.

Operating loss and EBITDA. Total operating loss increased by NIS 69.5 million, or 110.7%, from NIS 62.8 million in 2000, to NIS 132.3 million in 2001.  Of the total operating loss, approximately 80.7% can be attributed to cable only activities in 2001, in comparison to 23.5% in 2000. For the reasons described above, our operating loss from cable activities increased, from NIS 14.8 million in 2000, to an operating loss of NIS 106.8 million in 2001.  Total EBIDTA decreased by NIS 45.2 million from NIS 45.4 million in 2000 to NIS 0.2 million in 2001.  The EBITDA from cable activities decreased by NIS 70.2 million, or 78%, from NIS 90 million in 2000, to NIS 19.8 million in 2001.  EBITDA from revenue from cable only activities represented 4.2% of our total revenue in 2001, as opposed to 18.7% in 2000.

Net financial expenses.  Total net financial expenses increased by NIS 18.1 million, or 51.7%, from NIS 35.0 million in 2000 to NIS 53.1 million in 2001.  The increase in these financial expenses was primarily due to a substantial increase in our outstanding bank credit from NIS 463 million at December 31, 2000 to NIS 687 million at December 31, 2001.  Net financial expenses include interest on our borrowings in Israel and linkage payments related to the fluctuations in the Israeli inflation rate (with respect to our borrowings in shekels, which constitute most of our borrowings) and the US dollar exchange rate (with respect to our borrowings in US dollars).  Accordingly, our net financial expenses are affected by the level of our borrowings, from time to time, changes in the interest rates announced by the Governor of the Bank of Israel and as determined by our creditors, and by changes in the Israeli inflation rate and the exchange rate of the US dollar against the shekel.

Other income.  See Note 16(d) in our financial statements.

Taxes on income.  Costs related to taxes on income decreased by NIS 0.6 million, or from NIS 0.2 million costs in 2000 to revenue of NIS 0.4 million in 2001.

Equity in earnings (losses) of affiliated companies, net. Our share in the losses of associated companies decreased by NIS 50.7 million, from NIS 131 million in 2000 to 80.3 million in 2001, mainly due to reduction in Partner’s losses.

Cash Flow

          Net cash provided by our operating activities in 2001 (for both cable and Internet activity combined), was NIS 19.1million compared with NIS 7.1 million (for both cable and Internet activity combined) that we used in our operating activities in 2000.

          The increase in cash flow from operating activities in spite of the increase in losses is due to depreciation and amortization and due to changes in operating asset and liability items in 2001.

          Net cash we used in our investing activities in 2001 was NIS 239.8 million compared with NIS 401.3 million we used in our investing activities in 2000. Our investing activities are shown in the table below:

	2001	2000

NIS in million

Purchase of fixed assets	(258.2)	(375.9)
Investment in affiliated companies (shares and capital notes)	(3.6)	(31.4)
Investment in other assets	(1.1)	0
Proceeds from sales of investment in affiliated companies	21	0
Proceeds from sales of investment in other companies	0	5.3
Proceeds from sale of fixed assets	2.1	0.7

Net cash provided by (used in) investing activities	(239.8)	(401.3)

          Net cash provided by finance activities in 2001 was NIS 219.5 million compared to NIS 240.1 million provided by finance activities in 2000. The sum used to finance our activities in 2000 includes NIS 226 million as a dividend paid on January 26, 2000.  In 2001 we did not distribute a dividend.

          Net decrease in cash and cash equivalent was NIS 168.4 million and NIS 1.1 million in the years 2000 and 2001, respectively.

5B.    LIQUIDITY AND CAPITAL RESOURCES

          We have financed our operations through cash we generated from our operations, equity contributions and loans from our principal shareholders, borrowings from banks and suppliers credit and from the public offerings, in Israel of our ordinary shares on the Tel Aviv Stock Exchange in October 1993 and of debentures and warrants in August 1997, and in the United States of our American Depository Shares in June 1996. Cash flow used in our operations was NIS 91.9 million in 2002 in comparison to cash flow we generated from our operations in 2001 of NIS 19.1.

          In April 2002, we sold 13,778,668 shares (approximately 7.7%) of Partner Communications Company Ltd. to a subsidiary of Hutchison Whampoa Ltd., representing approximately 50% of our holdings in Partner, for a price per share of US$4.5295.  We currently own indirectly, approximately 7.42% of the outstanding share capital in Partner Communications Company Ltd.  The gross consideration we received was $62,410,477.  The gain received for the sale of our shares in Partner is subject to income tax. We have paid approximately NIS 70 million as an advance payment on account of this income tax.  See Note 14 of our financial statements.  Approximately 72% of our shares in Partner are pledged to banks under pledges unlimited in sum to cover Partner’s liabilities in respect of its loans from the banks.

          We received net capital contributions from our principal shareholders in the amount of approximately NIS 37 million prior to December 31, 1995. In addition, such shareholders have, from time to time, made loans available to us, although as of December 31, 1997 we had no outstanding balances due to such shareholders. We do not anticipate that equity contributions and loans from our principal shareholders will be a source of capital in the foreseeable future.

          During the past several years, we made use of external funds to finance our operating activities, capital expenditures associated with building-out our network and investments in associated companies. We have relied on internal cash flows, equity investments and loans from our principal shareholders, together with loans from banks and the proceeds from the issuance of our ordinary shares, American Depository Shares, debentures and warrants, and credit arrangements with suppliers to provide us with the necessary funding for building-out of our cable television network operating and investing activities. Our net capital expenditures, as determined on a cash basis, were NIS 258.2 million for the year ended December 31, 2001, NIS 78.8 million for the year ended December 31, 2002.  This decrease in our capital expenditures is due to large projects relating to infrastructure (such as upgrading the network and the digital infrastructure), which required intensive capital expenditures that were completed in 2001.  Our investments in affiliated and other companies (on cash basis, net) were approximately NIS 3.6 million for the year ended December 2001. We did not invest in affiliated and other companies in 2002. (See Note 4 in our financial statements.)

          On June 18, 2003 and June 19, 2003, we sold in private transactions in Israel an aggregate amount of 149,177 of our ordinary shares held by our subsidiary Cable Systems Media Haifa-Hadera Ltd., in consideration of an aggregate gross amount of approximately $1.05 million (at an average price per ordinary share of approximately $7.02).  Subject to market conditions, we may in the future sell up to an additional amount of 1,194,320 of our ordinary shares held by Cable Systems Media Haifa-Hadera Ltd.

          As of December 31, 2002 our borrowings consist of long-term loans from Israeli banks and other sources and debentures issued to the public, all of which are linked to the Israeli consumer price index or the US dollar. Our outstanding long-term loans from banks (including current maturities) as of December 31, 2002, were NIS 166.7 million, bearing interest at rates ranging between 6.2% - 7.0% per annum over the Israeli consumer price index, and NIS 6.6 million linked to the US dollar and bearing interest at LIBOR plus 1.5%. Our outstanding long-term loans from other sources (including current maturities) as of December 31, 2002 were NIS 48.2 million linked to the US dollar and bearing interest at LIBOR plus 1.75%.   All of our outstanding long term-loans are scheduled to mature by 2008.  See Note 10b of our financial statements.  As of December 31, 2002, there was a NIS 135.7 million aggregate principal amount of debentures outstanding. The debentures bear interest at a rate of 3.7% over the Israeli consumer price index, all of which are scheduled to mature by 2006. During the period from January 1, 2003 to December 31, 2003, NIS 111.0 million of the long-term loans and debentures will mature.  See Notes 10 and 11 of our financial statements.

          As of December 31, 2002 our short-terms loans from Israeli banks (excluding current maturities) consist of NIS 447.3 million bearing interest at rates ranging between 10.35% -10.75% per annum.

          As of December 31, 2002, our cash and cash equivalents balance totaled NIS 7.7 million compared to NIS 0.5 million in December 31, 2001.  We paid a dividend on January 26, 2000 of approximately NIS 226.0 million. We did not pay a dividend in 2001 and 2002.  We have not adopted any dividend distribution policy, and we cannot assure you that we would pay additional dividends in the future.

          As of December 31, 2002, our investments in Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd. totaled NIS 16.6 million. In 2002, we wrote-off approximately NIS 9 million of our investment in Barak, among other things, based on a company valuation of Barak. We may be required to make additional capital contributions in proportion to our relative holdings in Barak in the foreseeable future because Barak may not have readily available financing resources, including from its shareholders.

          We provided Bank Leumi a guarantee, in an unlimited amount, for all amounts due from I.C.P. – Israel Cable Television Programming Company Ltd., or ‘ICP’ to such bank, at a rate of 24.6% of the total liabilities due.  The board of directors of ICP determined that the total credit to be extended by such bank to ICP shall not exceed $35 million, and any excess amount shall be approved in writing by our board of directors.  As at December 31, 2002, the outstanding credit extended by such bank to ICP was NIS 20.2 million.  In addition, we are guarantor for ICP towards Bank Hapoalim to secure ICP’s liabilities due to such bank, in an amount ranging between approximately $4.2-$6.0 million.   We received a demand dated January 26, 2003 from Bank Hapoalim to execute the guarantee.

          Since March 26, 2002, Bank Leumi, Bank Igud, Bank Mizrachi, Israel Mercantile Discount Bank and Investec Trust Company have floating charges over all the current and future assets of Matav Cable Systems Media Ltd, and specific fixed charges for an unlimited sum over the unpaid share capital and goodwill of Matav Cable Systems Media Ltd. According to the charge documents, any exercise of the charges shall be subject to the restrictions contained in our Licenses, including the right of the Licensee to use its assets to continue to supply services to its subscribers for so long as such License is valid.  Furthermore, any terminal equipment situated in the subscribers’ premises is exempted from the application of the charge. The provisions of the Telecommunications Law prohibit the grant of a charge over our Licenses.

          We commenced negotiations regarding an increase of our present credit lines with our banks, in order to have, together with our internal cash flow, sufficient funds to finance the investment in the continued build-out, development acquisition of additional digital set-top boxes and upgrade of our cable television network.  In the framework of our negotiation with the banks regarding the extension of our credit lines, we agreed to enhance the security granted to the banks as collateral for our credit lines by granting a floating charge in their favor, subject to the terms of our Licenses.  These negotiations were ceased due to the proceedings in connection with the proposed merger of the Israeli cable television operators, however may be recommenced depending on the progress of the merger or should the merger proceedings cease to continue.  Should we recommence such negotiations, there is no assurance that that we shall reach an agreement with the banks and receive such increased credit lines.

          In the meantime, we utilize interim financing from the banks.  In the event that we shall increase our present credit lines, we expect that the amount and cost of the additional bank credit as well as the security we will be obligated to make available to the banks will be influenced by many factors, including; the absence of private and public markets in debt and equity, our financial results, the effect of competition and regulatory uncertainty.  Therefore, we cannot assure you that the additional financing, if any, will be on the same terms as our current financing from the banks, or on terms which are favorable to us or which are not significantly expensive.

Impact of Inflation and Exchange Rate Fluctuations

          Our financial statements are presented in shekels, adjusted to reflect changes in the Israeli consumer price index.  Consequently, all shekel amounts set forth in our historical financial statements are adjusted each time that we publish new financial statements in order to reflect changes in the Israeli consumer price index as of the date of the latest balance sheet presented.  See Note 2 to the financial statements.  Since we may not be permitted to raise our fees pursuant to our Licenses in a manner that would fully compensate for any increase in the Israeli consumer price index, inflation in Israel may have a material adverse impact upon us.

          Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2002, a substantial amount of our operating expenses were linked to non-shekel currencies.  These expenses related mainly to programming where the price paid by us is based on the US dollar.  A substantial majority of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars.  Thus, any devaluation of the shekel against the US dollar, will also increase the shekel cost of our non-shekel denominated or linked expenses.  Such increase may have an adverse impact upon our operating results, which may be material. Our borrowings are mostly in Israeli shekels with the remainder in US dollars.

Differences Between Israeli GAAP and U.S. GAAP

          Israeli GAAP varies in certain respects from U.S. GAAP.  The application of U.S. GAAP to our financial statements would have affected the determination of net loss for the year ended December 31, 2002, and the determination of capital deficiency as of December 31, 2002 to the extent summarized in Note 20 to the financial statements.

5C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

5D.    TREND INFORMATION

          1.        In order to further increase our technological and operational efficiencies, we intend to reorganize our current four operational areas in the near future, such that we shall operate our cable television services through two operational areas, Netanya and Haifa.  In the framework of this operational reorganization, we will be required to terminate the employment of a certain number of employees and to hire new employees for the expanded operational areas of Netanya and Haifa.

          2.        For more information about other factors that may affect our results of operations, see “Item 3D. Key Information — Risk Factors.”

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.    DIRECTORS AND SENIOR MANAGEMENT

Directors

Set forth below is certain information about our officers and directors as of May 31, 2003.

Directors

Name	Age	Position

Shmuel Dankner	72	Chairman of the Board of Directors
Shimon Cheifetz (1)	60	Director
David Dankner	75	Director
Dor Dankner (1)	42	Director
Leah Dankner	77	Director
Alon Dankner	52	Director
Dr. Zvi Dinstein (2)	76	Director
Hananya Gibstein	69	Director
Michael Goldschmidt (1) (2) (3)	65	Director
David Harnik (1) (2) (3)	60	Director
Zvi Mor	54	Director
Avivi Perlman	42	Director
Meir Srebernik (4)	44	Director
Yehuda Gill	75	Director
Yehoshua Gibstein (1)	43	Alternate Director

Officers

Name	Age	Position

Amit Levin	40	Chief Executive Officer
Ori Gur Arieh	46	Counsel and Company Secretary
Shalom Bronstein	54	Chief Financial Officer
Genia Raichel-Gil	50	Vice President, Customer Service
Meidad Katz	40	Vice President, Engineering
Shlomi Ashkenazi	37	Vice President, Sales, Marketing and Operational Areas
Ron Sharon	47	Vice President, Information Systems

(1)        Member of the Finance Committee.
(2)        Member of the Audit Committee.
(3)        Independent Director.
(4)        Since March 2002

Shmuel Dankner has been the chairman of our board of directors since 1988. Mr. Dankner is the chairman of the board of directors of Dankner Investments Ltd., and serves as a director of various companies, including Dor Chemicals Ltd., Israel Salt Company Ltd., Israel Salt Company (Eilat) 1976 Ltd., Dankner Holdings Ltd., Dankner Assets Haifa (1996) Ltd., Dankner Communications Ltd., Dankner Transportation Ltd., Carmel Resins Ltd., Carmel Chemicals Ltd., H.K. Trade Ltd., Conlog Control Ltd., Alex Control Systems Ltd., Israel Salt Industries Ltd., Kirkwood Enterprises Inc., Alcar-Electric Productions Ltd., G.D. Chemicals Ltd., Cable Systems Media Haifa-Hadera Ltd., Matav Investments Ltd., Partner Communications Company Ltd., Matav Infrastructure Ltd., Dor Chembat Ltd., Elran (D.D.) Investments Ltd., Elran (D.D.) Holdings Ltd. and Shamdar Holdings Ltd.  Mr. Dankner is the brother of Leah Dankner and David Dankner, the father of Dor Dankner, and the uncle of Alon Dankner and Orli Mor, wife of Zvi Mor.

Alon Dankner has been a director of Matav since July 26, 1999. Mr. Alon Dankner serves as a director in various companies, including: Cable Systems Media Haifa - Hadera Ltd., Matav Investments Ltd., Nave Shoshana Ltd., Israeli Salt Company (Eilat) Ltd., Intact Holdings Ltd., Danran Holdings Ltd., Elran (D.D.) Holdings Ltd., Elran (D.D.) Investments Ltd. and G.D.A.D. Atlit Development Ltd. Mr. Alon Dankner is the nephew of Shmuel Dankner, Leah Dankner and David Dankner, and cousin of Dor Dankner and Orli Mor (wife of Zvi Mor).

Dr. David Dankner has been a director of Matav since July 26, 1999. Dr. David Dankner has been serving as the Chief Executive Officer of Carmel Chemicals Ltd. since 1966. Dr. David Dankner also serves as a director of various companies, including: Dankner Constructions and Development Ltd., Dor Chemicals Ltd., Carmel Resins Ltd., Carmel Chemicals Ltd., Israel Salt Industries Ltd., Israel Salt Company (Eilat) 1976 Ltd., Israel Salt Company Ltd., Alcar-Electric Productions Ltd., G.D. Chemicals Ltd., H.K. Trade Ltd., Conlog Control Ltd., Alex Control Systems Ltd., Salit Salts Ltd., Limor Development Ltd., Unigad Ltd., Dankner Assets Haifa (1996) Ltd., Dor Chembat Ltd., Salt Productions Ltd., Chutzot Hayotzer Ltd., Kastra  Ltd., D.G.D Haifa Ltd., Matav Investments Ltd. Cable Systems Media Haifa-Hadera Ltd. Dr. David Dankner is the brother of Shmuel Dankner and Leah Dankner, and the uncle of Alon Dankner, Dor Dankner and Orli Mor (wife of Zvi Mor).

Dor Dankner has been a director of Matav since July 26, 1999. Mr. Dor Dankner also serves as a director in various companies, including: Cable Systems Media Haifa - Hadera Ltd., Matav Assets Ltd., Matav Investments Ltd., Dankner Investments Ltd., Dankner Holdings Ltd., Israel Salt Industries Ltd., Partner Communications Company Ltd., Dankner Elran Infrastructure Ltd., Elran (D.D) Infrastructure Ltd., Elran (D.D.) Real Estate Ltd., Elran (D.D.) Management & Holdings Ltd., Elran (D.D.) Investments Ltd. (as chairman of the board of directors), Elran (D.D.) Holdings Ltd., Elran (D.D.) Technologies Ltd., Elran – Gmul Power Stations Ltd., Shachaf Dan Investments Ltd., Cap Ventures Ltd., Dankner Communications Ltd. and Carmel Assets Ltd.  In addition, Mr. Dor Dankner serves as Chief Executive Officer of D.S.D. Investments Ltd.  Mr. Dor Dankner is the son of Shmuel Dankner, and the nephew of Leah Dankner and David Dankner, and the cousin of Alon Dankner and Orli Mor (wife of Zvi Mor).

Dr. Zvi Dinstein has been a director of Matav since August 14, 1987.  Since 1985 Dr. Dinstein has been the Chairman of the board of directors of the Belfer Center for Energy Research, which grants research funding and operates in cooperation with the Israeli Ministry of National Infrastructure and the Ministry of Environment. Dr. Dinstein is also the chairman of the board of directors of Dorot Properties and Holdings Ltd., and director of various companies, including The Israel Phoenix Assurance Company Ltd., Hadar Insurance Company Ltd., Cable Systems Media Haifa - Hadera Ltd., Matav Investments Ltd. and F.I.B.I. Holding Company Ltd. Dr. Dinstein is also a member of the Board of Governors of the Tel Aviv University, the Weizmann Institute of Science and The Hebrew University of Jerusalem.

Leah Dankner has been a director of Matav since September 17, 1997.  Ms. Leah Dankner also serves as a director of Cable Systems Media Haifa- Hadera Ltd., Matav Investments Ltd., Dankner Investments Ltd., Dor Chemicals Ltd., Carmel Chemicals and the Israel Salt Industries Ltd., Kikar Leah Hanynon Ltd. and G.D. Chemicals Ltd., Ms. Leah Dankner is the sister of Shmuel Dankner and David Dankner and the aunt of Alon Dankner, Dor Dankner and Orli Mor, wife of Zvi Mor.

Hanania Gibstein has been a director of Matav since August 14, 1987. Mr. Gibstein also serves as a director of Cable Systems Media Haifa - Hadera Ltd. and Matav Investments Ltd. Mr. Gibstein was a member of the Municipal Council of the city of Rishon Le-Zion, and was the mayor of that city from 1969 to 1983. Mr. Gibstein is the chairman of the Society of Friends of The Beer Yaacob Mental Health Center. Since 1991 Mr. Gibstein has been the vice-chairman of the Association for Welfare of the Soldiers of Israel, and has managed private businesses, primarily in real estate.

Shimon Cheifetz has been a director of Matav since January 20, 1989.  Mr. Cheifetz is also a director of various companies in Israel: Matav Investments Ltd., Cable Systems Media Haifa-Hadera Ltd., Matav Assets Ltd. and Barak I.T.C.- The International Telecommunications Services Ltd.  Mr. Cheifetz served as the general manager of Maariv-Modiin Publishing House Ltd. until April 1992. Since April 1992 Mr. Cheifetz has been the chairman of the board of directors and a director in various other companies including, Mifratz Flour Mills Ltd., Man Haifa Bay Flour Mills (1999) Ltd., Grand Moulins D’Israel Ltd., Ugda Investment Ltd., Synet Industries Ltd., El-Mul Technologies Ltd., Fabia Engineering Ltd., Yeda Research and Development Co. Ltd. and I.G.D. Ltd.

David Harnik has been an outside director of Matav since June 7, 1999. Mr. Harnik, a lawyer by profession, serves as the Vice President of The Olympic Committee of Israel and as the Chairman of the Israel Tennis Association. Mr. Harnik serves as a director of the National Sport Center, The Marine Trust Ltd., and as an independent director of Kanafaim – Arkia Holdings Ltd.  Mr. Harnik served as the Chief Executive Officer of the Government Tourist Corporation between 1993 and 1998 and served as the Director General of the Tel Aviv Foundation, which engages in development of projects, between January 1999 and December 2002. Mr. Harnik’s candidacy for the nomination was approved by the statutory committee of outside directors of the Israeli Securities Authority on May 9, 1999.

Michael Goldschmidt has been an outside director of Matav since June 7, 1999. Mr. Goldschmidt is the Chief Executive Officer and the owner of EMRT Holdings & Business Development Ltd., which engages in holdings and developments of businesses. Mr. Goldschmidt serves as a director of Trans Security Systems & Technology Ltd. Mr. Goldschmidt served as the Chief Executive Officer of The Electric Wire & Cable Company of Israel Ltd. between March 1990 and 1998. Mr. Goldschmidt’s candidacy for the nomination was approved by the statutory committee of outside directors of the Israeli Securities Authority on April 18, 1999.

Zvi Mor has been a director of Matav since September 17, 1997.  Mr. Mor serves as the Chairman of Dor Gaz Ltd.  Mr. Zvi Mor also serves as a director in various companies, including: Dankner Investments Ltd., the Israel Salt Industries Ltd., Carmel Chemicals Ltd., Dor Chemicals Ltd., Dankner Assets Haifa (1996) Ltd., Cable Systems Media Haifa - Hadera Ltd. and Matav Investments Ltd. Mr. Zvi Mor is married to Orly Mor (Gineo), niece of Shmuel Dankner, Leah Dankner and David Dankner, and cousin of Alon Dankner and Dor Dankner.

Avivi Perlman has been a director of Matav since October 2001. Mr. Perlman also serves as a director of Matav Investments Ltd. and Cable Systems Media Haifa Hadera Ltd.   Mr. Perlman served as the legal counsel of Dankner Investments Ltd. between February 2001 and April 15, 2003.

Meir Srebernik has been a director of Matav since March 2002.  Mr. Srebernik is the Chief Executive Officer of Dankner Investments Ltd., since February 2002.  Mr. Srebernik serves as a director of various other companies, including Dankner Assets Ltd., Dankner Assets Haifa (1996) Ltd., Dankner Constructions and Development Ltd., Dankner Investments in Real Estate (USA) Ltd., Neot Dankner Maintenance & Services (1982) Ltd., Drorim Mall Ltd., Rehovot Shopping and Transport Center Management Company Ltd., Dankner Transportation Ltd., Dankner Communications Ltd., Dankner Holdings Ltd., Shalom Industrial Park Ltd. and Nonstop Ventures Ltd.  Between 1995 and 2000, he was the president and Chief Executive Officer of Netia Holding SA, a leading Polish alternative fixed line telecommunications company.  He has also served as the head of the cable television division of the Israeli Ministry of Communications, as Vice President of Telecommunications of Dankner Investments Ltd. and as a director of Pelephone Communications Ltd., one of the four mobile phone service providers in Israel.

Yehuda Gill has been a director of Matav since November 2001.  Mr. Yehuda Gill also serves as a director of Union Bank of Israel Ltd.  Since 2001, Mr. Gill serves as the managing director and executive vice chairman of Israel Oil Prospectors Corporation Ltd.

Yehoshua Gibstein has been an alternate director of Matav for Mr. Hanania Gibstein since May 24, 1998. Mr. Yehoshua Gibstein was a director of Matav between 1992 and May 1998. Mr. Gibstein is also a director in Pikom Ltd., Exent Technologies Ltd., Cabletek Ltd. and Noa (G.P.A) Investment Company Ltd., which specializes in investment and project development.   Mr. Gibstein is the son of Hanania Gibstein.

Amit Levin has been our Chief Executive Officer since October 7, 1999. Before that and since September 1998, he served as our interim Chief Executive Officer. Between October 1994 and September 1998, he was Matav’s Vice President of Israeli Operations. Mr. Levin is a director of Nonstop Internet (1999) Ltd., Matav Assets Ltd. and Matav Infrastructure Ltd. Between 1991 and 1994, Mr. Levin was Matav’s area manager for Netanya.

Ori Gur Arieh has been Matav’s Counsel and Company Secretary since November 2000.  Prior to his employment with Matav, Mr. Gur Arieh was a partner in the private law practice of Avital, Dromi & Co.

Shalom Bronstein has been our Chief Financial Officer since 1989. Prior to 1989, Mr. Bronstein was vice president of finance of SI Holdings Ltd., an industrial, construction and real estate company.

Genia Raichel-Gil has been Matav’s Vice President of customer service since February 2000. Before that and since November 1994, she served as an operating area manager of our Netanya and Haifa franchise areas.

Meidad Katz has been Matav’s Vice President of engineering since 1996. Before that he served as a hardware engineer at ECI Telecom Ltd. in their SDH (Synchronous Digital Hierarchy) Telecom department.

Shlomi Ashkenazi has been Matav’s Vice President of sales, marketing and operational areas since August 2002.  Between February 2002 and August 2002 he served as Matav’s Vice President of sales and operational areas.  Before that and since 1998, he served as Matav’s Vice President and Chief Operating Officer. Between 1995 and 1998 he served as an operating area manager for our Bat-Yam, Holon and the Galilee franchise areas.

Ron Sharon has been Matav’s Vice President of information systems since November 2000.  Before that and since May 1998, he worked at Hamashbir Fashion House Ltd. as their information system officer.

          Under the shareholders agreement dated October 18, 1993, as amended in July 2002, to which Dankner Investments Ltd., Mr. Hanania Gibstein, Mr. Eli Cheifetz, Mr. Shimon Cheitetz and Dr. Zvi Dinstein, and the companies controlled by such parties that hold our ordinary shares are currently parties, certain of our shareholders have agreed to vote their respective shares in a manner that would enable each of such shareholders to appoint a number of directors to our board of directors in proportion to each of such shareholder’s holdings in our company as compared with the original holdings of all parties to this agreement.  All of our current directors, except our current outside directors, have been designated to serve as members of our board of directors pursuant to this shareholders agreement. For additional information regarding the shareholders agreement, see “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders - Matav Shareholders Agreements”.

          Except as disclosed above, none of the above directors or members of senior management has any family relationship with any other director or senior manager of Matav.

6B.    COMPENSATION

          The aggregate net compensation paid, and benefits in kind granted to or accrued on behalf of all of our directors, officers and members of our extended management, as a group, for their services in all capacities during the year ended December 31, 2002 (23 persons of which 4 are directors) was approximately NIS 11.0 million.  This amount includes $50,000 that was paid to Mr. Dor Dankner, a member of our board of directors, for his services over the years since 1998 on our behalf in connection with Partner Communications Company Ltd. (including, among other things, with regard to the sale of approximately half of our holdings in Partner Communications Company Ltd. during April 2002).  This amount excludes amounts we expended for automobiles we made available to our officers and members of extended management and expenses (including business travel, professional and business association dues and expenses) with which we reimbursed our officers and members of extended management.

          In addition, as of December 31, 2002, options were granted to our senior management under our 1997 Senior Employee Share Option Plan, or the 1997 Plan, to purchase up to 71,100 of our ordinary shares, at an exercise price of $8 per share.  In January 2003, the 1997 Plan terminated and all of the outstanding options granted under the 1997 Plan expired. Additionally, for the period ending May 31, 2003, options were granted to our senior management under our 2001 Senior Employee Option Plan, or the 2001 Plan, to purchase up to an aggregate 696,334 of our ordinary shares or 348,167 ADSs, which vest in three equal portions, at an exercise price, with respect to the first vested portion, of NIS 40 per ordinary share or NIS 80 per ADS, and with respect to the second and third vested portions, of NIS 49 per ordinary share or NIS 98 per ADS. Each portion of the options granted under the 2001 Plan are exercisable within 24 months after such portion first becomes exercisable, subject to earlier expiration upon the termination of employment under certain circumstances. For more information, see “Item 6E. Directors, Senior Management and Employees – Share Ownership”.

          We do not compensate our directors who are not officers, except for Michael Goldschmidt, David Harnik and Yehuda Gill, for their services as members of our board of directors and its committees.  We continue to record expenses in our financial statements in relation to the bonus incentive agreements we entered into with each of Mr. Uri Levit and Mr. Moshe Gavish in connection with their prior service as vice chairman of our board of directors.

6C.    BOARD PRACTICES

Israeli Companies Law

          We are subject to the provisions of the Israeli Companies Law, 5759-1999, which became effective on February 1, 2000 and regulations adopted thereunder, which supersede most of the provisions of the Israeli Companies Ordinance (New Version) 5743-1983.

Terms of Directors

          Generally, directors are elected at the annual or other general shareholders meeting to serve for 3 years, in the case of outside directors, or until the next annual or general shareholders meeting, in the case of other directors, or until their respective successors are elected and qualified, whichever occurs first.  Since our current outside directors were appointed pursuant to the provisions of the Companies Ordinance [New Version], 5443 - 1983, their term ends on June 6, 2004, after which time new outside directors will be appointed for a term of 3 years.  Currently, our articles of association provide that our board of directors consists of at least 4 directors but not more than 15. Our articles of association provide that a majority of our board of directors, entitled to participate, may appoint additional directors, up to the maximum number permitted. Our articles of association also provide that our board of directors may delegate all of its powers to committees of the board of directors, as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with our company or its subsidiary providing for benefits upon termination of employment.  Our officers serve at the discretion of our board of directors or until their successors are appointed.

Alternate Directors

          Our articles of association provide that a director may at any time, appoint any individual as an alternate director.  In addition, no person who already serves as a director or alternate director of Matav may serve as the alternate director of another director of Matav.  An alternate director may not serve as such unless such person is qualified to serve as a director. Under the Companies Law, an alternate director shall have all of the rights and obligations of the director appointing him or her. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. Mr. Yehoshua Gibstein is alternate director for Mr. Hanania Gibstein, in his absence.

Independent Directors and Outside Directors

          Pursuant to the listing requirements of the Nasdaq National Market, we are required to have at least 2 independent directors on our board of directors and to establish an audit committee.

          The Companies Law requires that we have 2 outside directors. The election of an outside director under the Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such election; or (b) the total number of shares voted against such election does not exceed one percent of the aggregate voting rights in the company.

          Mr. David Harnik and Mr. Michael Goldschmidt are our current outside directors who satisfy the provisions of the Companies Ordinance pursuant to which they were appointed, and also satisfy the requirements of the Nasdaq National Market regarding independent directors.  After the end of their term on June 6, 2004, new outside directors will be appointed in accordance with the provisions of the Companies Law.

Audit Committee

          The Companies Law requires public companies, including us, to appoint an audit committee. The responsibilities of the audit committee include reviewing our financial statements, identifying irregularities in the management of the company’s business (including in consultation with the internal auditor and the company’s independent accountants) and to suggest an appropriate course of action to amend such irregularities, and approving certain related party transactions as required by law. An audit committee must consist of at least 3 members, and include all of the company’s outside directors. However, the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, any controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.  The current members of our audit committee are: Mr. Zvi Dinstein, Mr. Michael Goldschmidt and Mr. David Harnik.

Internal Auditor

          The Companies Law requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures.  Mr. Eli Blatt was appointed as our internal auditor in January 2000.  Mr. Blatt is also the internal auditor of Dankner Investments Ltd., one of our major shareholders.

Fiduciary Duties of an Office Holder

          The Companies Law imposes fiduciary duties on an office holder of a company, which consist of a duty of loyalty and a duty of care. An “office holder” is defined in the Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the any other person assuming the responsibilities of any of the foregoing positions regardless of that person’s title and other managers directly subordinate to the general manager.  The duty of loyalty requires the office holder to avoid any conflict of interest between the office holder’s duties for the company and other duty or personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantages for himself or herself, or for others.  This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder.  The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would employ under the same circumstances.  This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position, and all other relevant information pertaining to such action.

Approval of Related Party Transactions

          Generally, under the Companies Law the compensation of office holders who are directors requires the approval of the audit committee, the board of directors and the general meeting of the shareholders of the company (in that order). The Companies Law also requires that arrangements as to the compensation of office holders who hold a controlling interest in the company must be approved by the audit committee, the board of directors and a meeting of the shareholders (in that order) provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of shareholders not having a personal interest in the matter voted at the meeting, vote in favor of such arrangement; or (b) the total number of shares voted against such arrangement does not exceed one percent of the aggregate voting rights in the company.

          The Companies Law requires that an office holder promptly disclose any direct or indirect personal interest that he or his affiliates may have, and all related material information known to him, in connection with any existing or proposed transaction by the company. The office holder must make his disclosure orally or in writing no later than the first meeting of the company’s board of directors meeting which discusses the particular transaction. The company may approve the transaction in accordance with the provisions of its articles of association and the Companies Law. Under the Companies Law, if the office holder has a personal interest, the company may approve the transaction provided that the transaction is not adverse to the company’s interest. In addition, if the transaction is an extraordinary transaction, then in addition to any approval required by the articles of association, it also must be approved by the company’s audit committee, its board of directors (in that order) and, in certain circumstances, the shareholders of the company at a general meeting.  Generally, a director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on the matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter.

          For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions, see “Item 7. Major Shareholders and Related Party Transactions.”

          Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. Moreover, under the Companies Law, extraordinary transactions between a public company and a controlling shareholder of the company or with a third party in which a controlling shareholder has a personal interest, in addition to any approvals stipulated by the articles of association, require the approval of the audit committee, the board of directors and of the shareholders with the same majority requirement as required for the approval of compensation arrangements of office holders who hold a controlling interest in the company.

Duty of a Shareholder

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders, and refrain from improperly exploiting his power in the company, including when voting in the general meeting of shareholders on (a) any amendment to the articles of association, (b) an increase of the company’s authorized share capital, (c) a merger or (d) approval of transactions with interested parties which require shareholder approval. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or prevent the appointment of an office holder in the company or any other power towards the company, is under a duty to act in fairness towards the company.  The Companies Law does not detail the substance of this duty.

Exculpation of Office Holders

          Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that the articles of association of the company permit it to do so.  Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Indemnification of Office Holders

          Our articles of association permit us to undertake in advance to indemnify our officers and directors, provided that the undertaking is restricted to the events of a kind which the board of directors may anticipate at the time it makes such undertaking and limited to an amount which the board of directors determines is reasonable under the circumstances. In addition, we can indemnify an officer or director for specific occurrences retroactively.

          Our articles of association further provide that the total amount as to which we may indemnify our officers and directors under these provisions shall not exceed 25% of our equity according to the last financial statements that were published.

          Our articles of association also provide that we may indemnify an officer or director for liability or expense imposed on him as a result of an action performed by him in his capacity as our officer or director as follows:

          (1)          Any financial liability imposed on the officer or director in favor of a third party in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the court.

          (2)          Reasonable litigation expenses, including legal fees, incurred by the officer or director or which he was ordered to pay by the court:

(a)	within the framework of proceedings filed against him by Matav or on Matav’s behalf or by a third party,

(b)	in a criminal proceeding in which he was acquitted,

(c)	in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

Insurance of Office Holders

          Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

(1)	a breach of an office holder’s duty of care to us or to another person;

(2)	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

(3)	a financial liability imposed upon an office holder in favor of another person.

          We have obtained a directors and officers insurance policy, currently valid until July 2003.

Limitations on Exculpation, Indemnification and Insurance

          Under the Companies Law, in no event may we enter into a contract for the insurance of our office holders, indemnify an office holder or exempt an officer from responsibility toward the company, for:

          (1)          breach of the duty of loyalty toward Matav, unless, with respect to insurance coverage, the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm us;

          (2)          breach of the duty of care if it was committed intentionally or recklessly;

          (3)          an act or omission committed with the intent to yield a personal profit; or

          (4)          any fine or penalty imposed on the office holder.

6D.    EMPLOYEES

          At December 31, 2002, we had 743 employees on a full-time or full-time equivalent basis (820 at December 31, 2001). Of these employees, 153 were in engineering and technical support (188 at December 31, 2001), 228 were in customer service and support (240 at December 31, 2001), 194 were in marketing (209 at December 31, 2001), 32 were in Internet activities (35 at December 31, 2001), and the remainder in administration, programming and management.

          At December 31, 2001, we had 820 employees on a full-time or full-time equivalent basis (855at December 31, 2000). Of these employees, 188 were in engineering and technical support (187 at December 31, 2000), 240 were in customer service and support (231 at December 31, 2000), 209 were in marketing (142 at December 31, 2000), 35 were in Internet activities (161at December 31, 2000), and the remainder in administration, programming and management.  The reduction in employees of our Internet activities from 2001 to 2000 was due to reduction of Internet activities in 2001.

          As at December 31, 2002, all of our employees are located in Israel.

          Substantially all of our employees have entered into employment contracts with us, terminable at will by either party.

          Our employees are not covered by any specific collective bargaining agreement.  However, we are subject to various Israeli labor laws and practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut, currently the largest labor organization in Israel, and the Coordination Bureau of Economic Organizations, the federation of employers’ organizations. Such laws, agreements and orders cover a wide range of areas and impose minimum employment standards including, working hours, minimum wages, vacation and severance pay, and special issues, such as equal opportunity in employment, and employment of women, youth, disabled persons and army veterans.

          We generally contribute funds on behalf of our employees to a fund known as Managers’ Insurance. This fund provides a combination of savings plan, insurance and severance pay benefits to the employees, giving the employees a lump sum payment upon retirement or a pension upon retirement and securing some of the severance pay, if legally entitled, upon termination of employment. Most of our employees are entitled to participate in the plan upon the start of employment or after an initial period. Each employee contributes an amount equal to 5% of his salary and we contribute between 13.3% and 15% of such employee’s salary.

          We also offer some of our employees the opportunity to participate in a “Continuing Education Fund,” which functions also as a savings plan. Each of the participating employees contributes an amount equal to 2.5% of his salary and we contribute 7.5% of such employee’s salary.

          According to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute. These contributions entitle the employees to health insurance and benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. We have never experienced a strike or work stoppage.

          Except for one action pending against us, by a former service provider, claiming an employer-employee relationship existed at the time he provided his services, no material labor-related claims are pending. For more information on this claim, also see “Item 8A. Financial Information – Consolidated Statements and Other Financial Information – Legal and Arbitration Proceedings.”

6E.    SHARE OWNERSHIP

          As of May 31, 2003, our directors owned an aggregate of 3,822,267 or 12.65% of our outstanding ordinary shares.  Except for Shimon Cheifetz, Dr. Zvi Dinstein and Hananya Gibstein, no individual director or senior manager listed in Item 6B - Directors and Senior Management, owns directly (or through fully owned companies) 1% or more of our outstanding ordinary shares.

          As of December 31, 2002, our senior managers, in the aggregate held options under our 1997 Employee Share Option Plan, or the 1997 Plan, to purchase up to 71,000 of our ordinary shares, at an exercise price of $8 per share.  In January 2003, the 1997 Plan terminated and all of the outstanding options granted under the 1997 Plan expired.

          As of May 31, 2003, our senior managers, in the aggregate held options under our 2001 Senior Employee Share Option Plan, or the 2001 Plan, to purchase up to 696,334 of our ordinary shares or 348,167 ADSs, which vest in three equal portions, at an exercise price, with respect to the first vested portion, of NIS 40 per ordinary share or NIS 80 per ADS, and with respect to the second and third vested portions, of NIS 49 per ordinary share or NIS 98 per ADS.

          As of May 31, 2003, Mr. Hanania Gibstein owned 262,939 ordinary shares or 0.88% of our outstanding ordinary shares directly, and an additional 1,430,356 ordinary shares or 4.73% of our outstanding ordinary shares indirectly, through his holdings in Gibstein Holdings Ltd., Gibstein Financial Holdings (1998) Ltd. and Gibstein Investments (1997) Ltd.

          As of May 31, 2003, Messrs. Shimon Cheifetz and Eli Cheifetz owned 625,524 ordinary shares or 2.07% of our outstanding ordinary shares directly, and 710,392 ordinary shares or 2.35% of our outstanding ordinary shares, indirectly through their holdings in Cheifetz Holdings Ltd.

          As of May 31, 2003, Dr. Zvi Dinstein owned 596,170 ordinary shares or 1.97% of our outstanding ordinary shares, indirectly through his holdings in Dorot Communications Ltd.

          Members of the Dankner and Gineo families are parties to a shareholders agreement in Dankner Investments Ltd., concerning the voting of a part of their respective shares in coordination with the other parties to the agreement.  This shareholders agreement will terminate upon the completion of the transactions in connection with the current process of structural reorganization of the Dankner Group.  For additional information, see “Item 4C. Organizational Structure”. Each member of the Dankner and Gineo families who is a party to this agreement could be deemed to be the beneficial owner of all the shares of our ordinary shares owned by Dankner Investments Ltd., but they disclaim beneficial ownership of such shares.

1997 Senior Employee Share Option Plan

          In November 1997, our board of directors adopted the 1997 Employee Share Option Plan, or the 1997 Plan, to promote the interests of our company and its shareholders by providing our senior management and other employees with appropriate incentives and rewards to encourage them to enter into and continue in the employ of Matav and to acquire a proprietary interest in our long-term success.  In January 2003, the 1997 Plan terminated and all of the outstanding options granted under the 1997 Plan expired.

          The 1997 Plan authorized the issuance of options to purchase up to 500,000 of our ordinary shares.  As of December 31, 2002 and prior to the termination of the 1997 Plan, we had granted, to 16 of our senior and other employees, options to purchase an aggregate 71,000 of our ordinary shares, at an exercise price of $8 per share, all of which expired upon termination of the Plan in January 2003.  Prior to the termination of the 1997 Plan and the expiration of the options granted under the 1997 Plan, 275,000 options were net exercised by our senior employees into 185,153 ordinary shares, representing approximately 37.40% of the number of ordinary shares reserved under the 1997 Plan.

2001 Senior Employee Share Option Plan

          On January 30, 2001, our board of directors adopted the 2001 Employee Share Option Plan, or the 2001 Plan, to promote the interests of our company and its shareholders by providing our senior management and other key employees with appropriate incentives and rewards to encourage them to enter into and continue in the employ of Matav and to acquire a proprietary interest in our long-term success.  We will not grant options to our directors under the 2001 Plan.

          The 2001 Plan currently authorizes the issuance of options to purchase up to 864,000 of our ordinary shares, or 432,000 ADSs. Each option represents the right to receive, upon exercise, our ordinary shares or ADSs in the value of the appreciation, if any, of the price of our ordinary shares on the Tel Aviv Stock Exchange, on the day of exercise, over the exercise price for each ordinary share subject to the option.  As of May 31, 2003, we had granted to 40 of our senior and other employees, options to purchase an aggregate of 696,334 of our ordinary shares or 348,167 ADSs, which vest in three equal portions, at an exercise price, (1) with respect to the first vested portion, of approximately NIS 40 per ordinary share and NIS 80 per ADS.  These exercise prices represent 90% of the price of our ordinary shares on the Tel Aviv Stock Exchange on August 15, 2001; and  (2) with respect to the second and third vested portions, of approximately NIS 49 per ordinary share and NIS 98 per ADS.  These exercise prices represent 85% of the price of our ordinary shares on the Tel Aviv Stock Exchange on January 30, 2001 and are linked to the Israeli consumer price index of December 2000 (published January 15, 2001).   The exercise price will not be paid to our company, rather will only serve to determine the benefit accruing to these employees from the issuance of the options, and the number of ordinary shares or ADSs exercisable by such employees under their individual options.

          The employees’ right to exercise their options is conditioned upon their having continuously been employed by us from the date of grant of the option and until the option or any portion thereof has vested. Generally, the vesting schedule of the options we grant is as follows: one-third of the ordinary shares underlying the option are exercisable 15 months from the date of the grant, another third is exercisable on the second anniversary of the date of grant, and the remaining third is exercisable on the third anniversary of the date of grant.  Each portion of the option may be exercised within two years after such option first become exercisable.  As of May 31, 2003, none of the options to purchase ordinary shares or ADS s granted under the 2001 Plan were exercised by our senior employees.

          In accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and regulations promulgated thereunder, the options and the shares to be issued upon exercise of the options will be held for the benefit of the option holders by a trustee who will hold the outstanding options and any shares issued upon exercise of the options in trust on behalf of each participant for a period of not less than two years from the date the option is issued to the Trustee on behalf of such employee.

          An option shall be exercised upon the instruction of an option holder to the Trustee. If an option holder’s employment with Matav is terminated in circumstances sufficient to deny the participant severance payment under Israeli Severance Payment Law, 1963, his options will expire upon termination of employment. If an option holder’s employment with Matav is terminated for any other reason, he may exercise his vested options within 24 months following their vesting. If an option holder’s employment with Matav is terminated as a result of the retirement, death or disability of the option holder, he or his heirs, as the case may be, may exercise his vested options within 24 months following their vesting.  If, however, following the termination of employment, Matav learns of a breach by the option holder of his employment agreement, Matav may terminate those options that have vested but not yet exercised.

          Our board of directors may, at any time and from time to time, terminate or amend the plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, and provided that no termination or amendment of the plans shall adversely affect the terms of any option which has already been granted.

          The ordinary shares issuable upon exercise of the options covered by the 2001 Plan, are registered for sale on both Nasdaq and the Tel Aviv Stock Exchange.

Warrants and Debentures

          In August 1997, the Company issued NIS 200 million par value registered debentures, of Series A, for redemption in seven equal installments on every August 20, commencing August 2000.  As of December 31, 2002, the net outstanding balance of debentures appearing in our financial statements is approximately NIS 169.3 million.

          On August 28, 1997, in connection with the issuance of debentures to the public, we issued warrants, of series one, to the purchasers of our debentures, to purchase an aggregate of 2,850,000 of our ordinary shares.  By August 20, 2001 (the expiry date of the warrants), warrants to purchase 2,786,764 ordinary shares had been exercised, for consideration of approximately NIS 137.3 million (out of which we, through a fully owned subsidiary, exercised warrants to purchase 1,370,148 ordinary shares for a total payment of approximately NIS 67.1 million), and warrants to purchase 63,236 ordinary shares had expired.

Item 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.    MAJOR SHAREHOLDERS

          The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 20, 2003 with respect to each person or entity that we believe to be the beneficial owner of 5% or more of our outstanding ordinary shares.  Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares.

Name	Number of Ordinary Shares Beneficial Owned	Percentage of Outstanding Ordinary Shares Beneficially Owned	Percentage of Voting Securities (*)

Dankner Investments Ltd. (1)	14,418,918	47.74%	49.70%
Ma’ariv Modein Publishing House Ltd. (2)	4,556,803	15.09%	15.70%
Hanania Gibstein	1,693,295	5.61%	5.84%

*taking into consideration the 1,194,320 of our ordinary shares held by Cable Systems Media Haifa - Hadera Ltd (our fully owned subsidiary) as at June 20, 2003 which do not have voting rights for so long as such shares are held by Cable Systems Media Haifa-Hadera Ltd. (in accordance with the Israeli Companies Law, which states that if a subsidiary buys shares in the parent company, such shares will not carry voting rights, so long as they are owned by the subsidiary).

(1)     Dankner Investments Ltd. owns 47.74 % of our ordinary shares directly. Dankner Investments Ltd. is a publicly held company, whose securities are traded on the Tel Aviv Stock Exchange, controlled by members of the Dankner and Gineo families (who collectively hold approximately 88.19% of Dankner Investments Ltd. issued share capital).  Members of the Dankner and Gineo families are parties to the shareholders agreement in Dankner Investments Ltd., concerning the voting of part of their respective shares in coordination with the other parties to the agreement.  This shareholders agreement will terminate upon the completion of the transactions in connection with the current process of structural reorganization of the Dankner Group. For additional information, see “Item 4C. Organizational Structure”. Each member of the Dankner and Gineo families who is a party to the Dankner shareholders’ agreement could be deemed to be beneficial owners of all of our ordinary shares owned by Dankner Investments Ltd., but except to the extent of their pecuniary interest in such shares, they disclaim beneficial ownership of such shares.  This shareholders agreement will terminate upon the completion of the transactions in connection with the current process of structural reorganization of the Dankner Group.  For additional information, see “Item 4C. Organizational Structure”.  Shmuel Dankner, the chairman of our board of directors, owns 3.46% of the share capital of Dankner Investments Ltd. and together with Roz Dankner, owns an additional 0.79% of such share capital and together with Dor Dankner, owns an additional 0.04% of such share capital.  David Dankner, one of our directors, owns 3.09% of the share capital of Dankner Investments Ltd. and together with Erlen Roda Dankner, owns an additional 1.4% of such share capital.  Alon Dankner, one of our directors, owns 1.07% of the share capital of Dankner Investments Ltd.  Leah Dankner, one of our directors, owns 18.18% of the share capital of Dankner Investments Ltd. Zvi Mor, one of our directors, is married to Orly Mor, who owns 5.35% of the share capital of Dankner Investments Ltd.  Dor Dankner, one of our directors, owns approximately 1.94% of the share capital of Dankner Investments Ltd. and together with Shmuel Dankner, owns an additional 0.04% of such share capital. In addition, Shmuel Dankner, Abraham Dankner, David Dankner, Leah Dankner, Rachel Elran and Orly Mor (wife of Zvi Mor), collectively own, together, 29.71% of the share capital of Dankner Investments Ltd. Each of Shmuel Dankner, Abraham Dankner, Rachel Elran, Leah Dankner, Dor Dankner and Zvi Mor are directors on the board of directors of Dankner Investments Ltd.

(2)     Ma’ariv Modein Publishing House Ltd. is a company fully owned by Ma’ariv Holdings Ltd.  Dankner Investments Ltd. own approximately 3.43% of Ma’ariv Holdings Ltd.  61.73% of the issued share capital of Ma’ariv Holdings Ltd. is directly and indirectly owned by The Israel Land Development Company Ltd., or the ‘ILDC’, a public company whose securities are traded on the Tel Aviv Stock Exchange. The ILDC is directly and indirectly controlled by Mr. Jackob Nimrodi (68.08% in voting power and 36.16% in share capital).  Accordingly, Mr. Nimrodi could be deemed to be beneficial owner of our ordinary shares owned by Ma’ariv Modein Publishing House Ltd., but Mr. Nimrodi disclaims beneficial ownership of such shares.  27.19% of the issued share capital of Ma’ariv Holdings Ltd. is held by Mr. Vladimir Gusinsky.  Our Cable Broadcast Licenses include a comment stating that the Council has considered including a provision in these Licenses, whereby Ma’ariv Holdings Ltd. or its current controlling shareholder will cease to be the beneficial owner of 5% or more of our outstanding ordinary shares, due to the certain convictions of Mr. Jackob Nimrodi for criminal offenses according to the Telecommunications Law; however, due to the fact that the merger of the Israeli television operators has been approved by the Council and the Commissioner of Restrictive Business Practices, and to the Council’s best knowledge, these operators intend to effect the merger, and since such a merger would nullify the necessity for such a provision, the Council decided to grant these Licenses without, at such stage, including such a provision; in the event that the merger will not be consummated by February 28, 2003, or in the event that following the merger Ma’ariv Holdings Ltd. will be an interested party of  the merged entity, the Council will reconsider the integration of such a provision into our Licenses.  The Council recently approached us in this regard, following which there have been exchanges of correspondence between the Council and us.  We have expressed our objection to including such a provision in our Licenses, due to, among other things, the fact that we do not have the right or any other legal means to force a shareholder to sell its shares in Matav.

(3)     Mr. Hanania Gibstein holds directly approximately 0.87% percent of our ordinary shares and approximately 4.74% of our ordinary shares are held by companies fully owned by Mr. Gibstein (of which approximately 1.3% is held by Gibstein Investments (1997) Ltd., approximately 3.42 % is held by Gibstein Holdings Ltd. and approximately 0.01% is held by Gibstein Financial Holdings (1998) Ltd.).  Mr. Hanania Gibstein serves as a director on our board of directors.

Matav Shareholders Agreements

1.       Prior to our initial public offering on Nasdaq on October 19, 1993 and on the Tel Aviv Stock Exchange, on October 18, 1993, Dankner Investments Ltd., Mr. Hanania Gibstein, Hapoalim Electronic Communications Ltd., Ma’ariv Electronic Communications, Shamrock Holdings of California Inc., Mr. Eli Cheifetz, Mr. Shimon Cheifetz and Dr. Zvi Dinstein entered into a shareholders agreement.  In this agreement certain of our shareholders have agreed to vote their respective shares in a manner that would enable each of such shareholders to appoint a number of directors to our board of directors in proportion to each of such shareholder’s holdings in our company as compared with the original holdings of all parties to this agreement. This agreement further grants each shareholder a right of first refusal to acquire the shares of a shareholder who offers his shares to a third party or a shareholder who offers more than 15% of his cumulative shareholdings (as of the date of the Israeli prospectus) in a transaction through the Tel Aviv Stock Exchange. This agreement remains in force as to a party so long as such party holds at least 25% of the number of shares in our company held by such shareholder immediately prior to our initial public offering. This agreement binds these shareholders as well as any of their assignees and transferees.

          The shareholders agreement was amended in July 2002, such that Ma’ariv Electronic Communications ceased to be a party to the shareholders agreement and accordingly Ma’ariv Electronic Communications has no rights or obligations deriving from such agreement as of such date, including with respect to the appointment of our directors.  Additionally, the mutual right of first refusal between Ma’ariv Electronic Communications and the other parties to the shareholders agreement was canceled.  This amendment canceled and supersedes the prior amendment to the shareholders agreement of August 2001.

          As of May 31, 2003, the parties to this agreement are Dankner Investments Ltd., Mr. Hanania Gibstein, Mr. Eli Cheifetz, Mr. Shimon Cheitetz and Dr. Zvi Dinstein, and the companies controlled by such parties that hold our ordinary shares.

2.       On July 30, 1998, Dankner Investments Ltd. reached an agreement with Mr. Hanania Gibstein, Mr. Shimon Cheifetz and Mr. Eli Cheifetz according to which Mr. Gibstein and Messrs. Cheifetz agreed not to sell their shares in our company without the consent of Dankner Investments Ltd. Dankner Investments Ltd. agreed not to sell its shares in our company without allowing Mr. Gibstein and Messrs. Cheifetz to take part in the sale and Mr. Gibstein and Messrs. Cheifetz agreed to join the sale of all or most of Dankner Investment’s shares of our company. This agreement is subject to the Matav shareholders agreement described above.

Significant Changes in the Ownership of Major Shareholders

             Set forth below is a list of significant changes in the ownership of major shareholders for the years ended 2000, 2001 and 2002, as applicable.

1.

On February 10, 2000, Dankner Investments Ltd., Ma’ariv Electronic Communications, Mr. Gibstein, Messrs. Cheifetz and Dr. Dinstein concluded the following transactions in connection with our ordinary shares:

Each of Mr. Gibstein and Messrs. Cheifetz sold 250,000 of our ordinary shares.

Each of Dankner Investments Ltd., Ma’ariv Electronic Communications and Dr. Zvi Dinstein exercised their right of first refusal under the Matav shareholders agreement, and purchased the ordinary shares sold by Mr. Gibstein and Messrs. Cheifetz, in proportion to their holdings in our company, as follows:

• Dankner Investments Ltd. purchased 353,914 ordinary shares;

• Ma’ariv Electronic Communications purchased 128,768 ordinary shares; and

• Dr. Dinstein purchased 17,318 ordinary shares.

2.	On May 25, 2000, Dankner Investments Ltd. acquired 48,007 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 78.58 and at an aggregate price of NIS 3,771,910.

3.	On August 21, 2000, Dankner Investments Ltd. acquired 41,052 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 71.63 and at an aggregate price of NIS 2,940,555.

4.	On August 22, 2000, Dankner Investments Ltd. acquired 7,455 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 72.95 and at an aggregate price of NIS 543,842 NIS.

5.	On August 30, 2000, Dankner Investments Ltd. acquired 22,800 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 80.49 and at an aggregate price of NIS 1,835,172.

6.	On September 27, 2000, Dankner Investments Ltd. acquired 17,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 83.21 and at an aggregate price of NIS 1,414,570.

7.	On September 28, 2000, Dankner Investments Ltd. acquired 44,136 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 81.18 and at an aggregate price of NIS 3,582,960.

8.	On October 3, 2000, Dankner Investments Ltd. acquired 1,986 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 80.48 and at an aggregate price of NIS 159,833.

9.	On October 4, 2000, Dankner Investments Ltd. acquired 31,865 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 80.43 and at an aggregate price of NIS 2,562,901.

10.	On October 10, 2000, Dankner Investments Ltd. acquired 12,461 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 76.28 and at an aggregate price of NIS 950,525.

11.	On October 11, 2000, Dankner Investments Ltd. acquired 13,450 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 73.74 and at an aggregate price of NIS 991,803.

12.	On October 12, 2000, Dankner Investments Ltd. acquired 88,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 67.61 and at an aggregate price of NIS 5,949,680.

13.	On October 15, 2000, Dankner Investments Ltd. acquired 13,130 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 64.65 and at an aggregate price of NIS 848,855.

14.	On October 16, 2000, Dankner Investments Ltd. acquired 28,419 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 66.99 and at an aggregate price of NIS 1,903,789.

15.	On October 17, 2000, Dankner Investments Ltd. acquired 39,827 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.96 and at an aggregate price of NIS 2,626,989.

16.	On October 18, 2000, Dankner Investments Ltd. acquired 69,550 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 68.75 and at an aggregate price of NIS 4,781,563.

17.	On October 22, 2000, Dankner Investments Ltd. acquired 25,500 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 70.52 NIS and at an aggregate price of NIS 1,798,260.

18.	On October 23, 2000, Dankner Investments Ltd. acquired 36,500 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 69.41 and at an aggregate price of NIS 2,533,465.

19.	On October 24, 2000, Dankner Investments Ltd. acquired 20,289 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 68.53 and at an aggregate price of NIS 1,390,405.

20.	On October 26, 2000, Dankner Investments Ltd. acquired 43,884 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 69.05 and at an aggregate price of NIS 3,030,190.

21.	On October 30, 2000, Dankner Investments Ltd. acquired 21,791 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 67.06 NIS and at an aggregate price of NIS 1,461,304.

22.	On October 31, 2000, Dankner Investments Ltd. acquired 11,396 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 68.02 and at an aggregate price of NIS 775,156.

23.	On November 1, 2000, Dankner Investments Ltd. acquired 3,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 70.20 and at an aggregate price of NIS 210,600.

24.	On November 5, 2000, Dankner Investments Ltd. acquired 9,197 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 72.98 and at an aggregate price of NIS 671,197.

25.	On November 6, 2000, Dankner Investments Ltd. acquired 16,500 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 73.00 and at an aggregate price of NIS 1,204,500.

26.	On November 7, 2000, Dankner Investments Ltd. acquired 59,449 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 72.43 and at an aggregate price of NIS 4,305,891.

27.	On November 12, 2000, Dankner Investments Ltd. acquired 3,253 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 71.00 NIS and at an aggregate price of NIS 230,963.

28.	On November 13, 2000, Dankner Investments Ltd. acquired 10,512 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 70.18 and at an aggregate price of NIS 737,732.

29.	On November 14, 2000, Dankner Investments Ltd. acquired 3,863 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 70.00 and at an aggregate price of NIS 270,410.

30.	On November 15, 2000, Dankner Investments Ltd. acquired 1,216 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 71.00 and at an aggregate price of NIS 86,336.

31.	On November 16, 2000, Dankner Investments Ltd. acquired 6,259 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 70.91 and at an aggregate price of NIS 4,438,826.

32.	On November 20, 2000, Dankner Investments Ltd. acquired 44,100 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 72.75 and at an aggregate price of NIS 3,208,275.

33.	On November 21, 2000, Dankner Investments Ltd. acquired 30,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 72.16 and at an aggregate price of NIS 2,164,800.

34.	On November 22, 2000, Dankner Investments Ltd. acquired 27,500 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 71.45 and at an aggregate price of NIS 1,964,875.

35.	On November 23, 2000, Dankner Investments Ltd. acquired 19,483 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 69.10 and at an aggregate price of NIS 1,346,275.

36.	On November 26, 2000, Dankner Investments Ltd. acquired 6,396 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 69.10 and at an aggregate price of NIS 441,693.

37.	On November 27, 2000, Dankner Investments Ltd. acquired 2,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 68.50 and at an aggregate price of NIS 137,000.

38.	On November 29, 2000, Dankner Investments Ltd. acquired 7,919 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.75 and at an aggregate price of NIS 520,674.

39.	On November 30, 2000, Dankner Investments Ltd. acquired 27,947 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 67.25 and at an aggregate price of NIS 1,879,436.

40.	On December 3, 2000, Dankner Investments Ltd. acquired 43,200 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 67.70 and at an aggregate price of NIS 2,924,640.

41.	On December 6, 2000, Dankner Investments Ltd. acquired 12,036 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 67.43 and at an aggregate price of NIS 811,587.

42.	On December 7, 2000, Dankner Investments Ltd. acquired 3,492 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 66.50 and at an aggregate price of NIS 232,218.

43.	On December 10, 2000, Dankner Investments Ltd. acquired 6,094 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 66.50 and at an aggregate price of NIS 405,251.

44.	On December 11, 2000, Dankner Investments Ltd. acquired 36,967 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 67.45 and at an aggregate price of NIS 2,493,424.

45.	On December 12, 2000, Dankner Investments Ltd. acquired 3,624 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 66.90 and at an aggregate price of NIS 242,446.

46.	On December 13, 2000, Dankner Investments Ltd. acquired 11,616 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 66.78 and at an aggregate price of NIS 775,716.

47.	On December 14, 2000, Dankner Investments Ltd. acquired 6,307 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.70 and at an aggregate price of NIS 414,370.

48.	On December 20, 2000, Dankner Investments Ltd. acquired 6,173 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 67.83 and at an aggregate price of NIS 418,715.

49.	On December 21, 2000, Dankner Investments Ltd. acquired 17,668 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 68.13 and at an aggregate price of NIS 1,203,721.

50.	On December 24, 2000, Dankner Investments Ltd. acquired 18,850 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 68.75 and at an aggregate price of NIS 1,295,938.

51.	On December 25, 2000, Dankner Investments Ltd. acquired 10,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 69.07 and at an aggregate price of NIS 690,700.

52.	On December 26, 2000, Dankner Investments Ltd. acquired 6,994 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 68.28 and at an aggregate price of NIS 477,550.

53.	On December 27, 2000, Dankner Investments Ltd. acquired 28,833 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 68.04 and at an aggregate price of NIS 1,961,797.

54.	On January 1, 2001, Dankner Investments Ltd. acquired 8,276 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 66.99 and at an aggregate price of NIS 554,409.

55.	On January 7, 2001, Dankner Investments Ltd. acquired 5,805 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.79 and at an aggregate price of NIS 381,911.

56.	On January 8, 2001, Dankner Investments Ltd. acquired 23,200 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.86 and at an aggregate price of NIS 1,527,952.

57.	On January 9, 2001, Dankner Investments Ltd. acquired 13,059 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.58 and at an aggregate price of NIS 856,409.

58.	On January 11, 2001, Dankner Investments Ltd. acquired 3,886 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 64.77 and at an aggregate price of NIS 251,696.

59.	On January 14, 2001, Dankner Investments Ltd. acquired 3,600 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.09 and at an aggregate price of NIS 234,324.

60.	On January 15, 2001, Dankner Investments Ltd. acquired 20,200 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 64.49 and at an aggregate price of NIS 1,302,698.

61.	On January 21, 2001, Dankner Investments Ltd. acquired 24,400 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.88 and at an aggregate price of NIS 1,607,472.

62.	On January 22, 2001, Dankner Investments Ltd. acquired 22,570 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 64.45 and at an aggregate price of NIS 1,477,207.

63.	On January 23, 2001, Dankner Investments Ltd. acquired 49,970 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 62.42 and at an aggregate price of NIS 3,119,127.

64.	On January 25, 2001, Dankner Investments Ltd. acquired 11,688 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 61.35 and at an aggregate price of NIS 717,059.

65.	On January 28, 2001, Dankner Investments Ltd. acquired 17,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 59.90 and at an aggregate price of NIS 1,018,300 NIS.

66.	On January 29, 2001, Dankner Investments Ltd. acquired 24,599 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 58.58 and at an aggregate price of NIS 1,441,009.

67.	On January 30, 2001, Dankner Investments Ltd. acquired 9,018 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.22 and at an aggregate price of NIS 516,010.

68.	On February 1, 2001, Dankner Investments Ltd. acquired 26,887 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 55.24 NIS and at an aggregate price of NIS 1,505,672 NIS.

69.	On February 5, 2001, Dankner Investments Ltd. acquired 15,494 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 56.00 and at an aggregate price of NIS 855,889.

70.	On February 7, 2001, Dankner Investments Ltd. acquired 7,170 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.94 and at an aggregate price of NIS 415,430.

71.	On February 12, 2001, Dankner Investments Ltd. acquired 3,985 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.92 and at an aggregate price of NIS 230,811.

72.	On February 13, 2001, Dankner Investments Ltd. acquired 9,600 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 59.67 NIS and at an aggregate price of NIS 572,832 NIS.

73.	On February 14, 2001, Dankner Investments Ltd. acquired 20,223 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 59.12 and at an aggregate price of NIS 1,195,584.

74.	On February 18, 2001, Dankner Investments Ltd. acquired 6,605 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.27 and at an aggregate price of NIS 378,268.

75.	On February 19, 2001, Dankner Investments Ltd. acquired 3,400 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.54 and at an aggregate price of NIS 195,636.

76.	On February 21, 2001, Dankner Investments Ltd. acquired 32,577 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 71.63 and at an aggregate price of NIS 169,726.

77.	On February 22, 2001, Dankner Investments Ltd. acquired 51,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 71.63 and at an aggregate price of NIS 2,900,880.

78.	On February 26, 2001, Dankner Investments Ltd. acquired 11,225 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.08 NIS and at an aggregate price of NIS 640,723.

79.	On February 27, 2001, Dankner Investments Ltd. acquired 17,015 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.31 and at an aggregate price of NIS 975,130.

80.	On September 16, 2001, Dankner Investments Ltd. acquired 6,405 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 27.17 and at an aggregate at a price of NIS 174,023.

             On June 18, 2003 and June 19, 2003, we sold in private transactions in Israel an aggregate amount of 149,177 of our ordinary shares held by our subsidiary Cable Systems Media Haifa-Hadera Ltd., in consideration of an aggregate gross amount of approximately $1.05 million (at an average price per ordinary share of approximately $7.02).  Subject to market conditions, we may in the future sell up to an additional amount of 1,194,320 of our ordinary shares held by Cable Systems Media Haifa-Hadera Ltd.

             At May 31, 2003, 83,623 ADSs were held of record in the United States. These ADSs were held by 11 record holders. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ADSs were held of record by brokers or other nominees.

7B.    RELATED PARTY TRANSACTIONS

Subcontractor Agreement

          Mr. Yehoshua Gibstein, an alternate director for Mr. Hanania Gibstein, indirectly owns 57% of Geyser Communication Services Ltd. Geyser Communication Services Ltd. owns 79% of the shares of Cabletek Ltd. In 1995, we entered into a subcontractor agreement with Cabletek Ltd. Under this agreement Cabletek Ltd. served as our subcontractor for building our network and operating our cable television services in certain communities within our franchises. For the year ended December 31, 2002, we paid Cabletek Ltd. a total of approximately NIS 2.96 million. For the period ended May 31, 2003, we paid Cabletek Ltd. a total of approximately NIS 1.11 million.

The Levit Agreement

          On December 17, 1997, we entered into a bonus incentive agreement with Mr. Uri Levit (deceased), pursuant to which Mr. Levit served as vice-chairman of our board of directors until September 15, 2000. Under this agreement, Mr. Levit was entitled to receive a bonus during the period that Mr. Levit’s provided service to our company, which accumulated gradually, and was calculated based on the value of our ordinary shares on the Tel-Aviv Stock Exchange.  Mr. Levit was required to exercise his rights during a period of 36 months following the vesting of such rights.  The exercise price per ordinary share under this right is equal to the difference between the closing price of our ordinary shares on the Tel Aviv Stock Exchange on the day of exercise and 90% of the closing price of our ordinary shares on the Tel Aviv Stock Exchange on December 17, 1997, linked to the consumer price index.

Gavish Agreement

          On October 30, 2000, our audit committee and board of directors approved a bonus incentive agreement with Mr. Moshe Gavish, who served as vice chairman of our board of directors from December 31, 2000 until September 30, 2001.  This agreement and amendment thereto were approved by our shareholders in its general meetings on December 31, 2000 and December 27, 2001, respectively.  According to this agreement, Mr. Gavish served as active vice-chairman of our board of directors.  Pursuant to this agreement, Mr. Gavish was entitled to receive a bonus that was calculated according to the value of our ordinary shares on the Tel-Aviv Stock Exchange. Under this agreement, during the period Mr. Gavish served as vice chairman of our company, Mr. Gavish was entitled to gradually accumulate a bonus, in an amount equal to a total number of our ordinary shares constituting 1% of our outstanding ordinary shares, in three equal portions at the end of 6 months, 18 months and 30 months following the beginning of his service with our company. Under the agreement, Mr. Gavish was entitled to exercise such rights during a period of 36 months following the accumulation of his rights under each portion. The exercise price for each ordinary share underlying the first portion of his right shall be an amount equal to a 17.5% discount on the difference between the closing price of our ordinary shares on the Tel-Aviv Stock Exchange on the day of the exercise, and the average price of our ordinary share on the Tel-Aviv Stock Exchange during the 30 days’ period prior to the approval of his agreement by our board of directors.  The exercise price for each ordinary share underlying the second and third portions of his right shall be an amount equal to a 17.5% discount on the average price of our ordinary shares on the Tel-Aviv Stock Exchange during the 30 days’ period prior to the accumulation by Mr. Gavish of each such portion of the right. The exercise price of each ordinary share under the second and third portions of his right shall be linked to the consumer price index.  The ordinary shares underlying Mr. Gavish’s bonus are subject to adjustments following any distribution of bonus shares, dividend and other rights.

Upon Mr. Gavish’s retirement, pursuant to the amendment to the agreement approved by the shareholders on December 27, 2001, he is entitled to receive the rights accumulated in relation to the first portion of his right (in respect of which a payment demand may be provided to us until March 15, 2004), and half of the rights in relation to the second portion of his right (in respect of which a payment demand may be provided to us until September 30, 2004).  Under the amendment, the exercise price for each ordinary share underlying the rights to which he is entitled in relation to the second portion of his right shall be an amount equal to the average price of our ordinary shares on the Tel Aviv Stock Exchange during the 30 days’ period prior to March 15, 2002.

Investments With Shareholders

          In May 2000, we decided that together with other of our shareholders, we will invest in start-up companies which engage in the fields of Internet, cable television, data communications, applications, content, infrastructure and Internet Protocol telephony.

          To this end, Nonstop Ventures Ltd. was formed by several of our shareholders, in which we hold, as of November 2002, 50% of the issued share capital, following the exercise of an option granted to us under a memorandum of understanding dated December 31, 2000, as amended.  Pursuant to the exercise of the said option, 50% of certain amounts we invested and loans we made on behalf of Nonstop Ventures Ltd. are deemed to be provided by us to Nonstop Ventures Ltd., in consideration of the issuance to us of a non-convertible promissory note by Nonstop Ventures Ltd., and the transfer and assignment to Nonstop Ventures Ltd. of our rights and obligations towards third parties in connection with such investments and loans.  The shareholders of Nonstop Ventures Ltd. have agreed to finance its operations in proportion to their respective holdings in the share capital of Nonstop Ventures Ltd. up to a total sum of $15 million.  Investments made by the respective shareholders in Nonstop Ventures Ltd. prior to October 30, 2002, are in consideration of the issuance to such shareholders of non-convertible promissory notes by Nonstop Ventures Ltd.

          Since May 2000 and through May 31, 2003, we and the other shareholders have invested through Nonstop Ventures Ltd. in seven start-up companies an amount of approximately $5.8 million.  Of the aggregate investment, we invested approximately $2.9 million.  This amount does not include costs related to such investments such as wages, consultant fees, legal fees, etc.  Due to, among other things, market factors, the financial situation of these companies and our accounting policies, these investment amounts were reduced in our financial records, and were set in our financial statements for the year ended December 31, 2001 at a value of approximately $1.4 million and were further reduced and set in our financial statements for the year ended December 31, 2002 at a value of approximately $0.6 million.

Interactive Services Agreement

        In March 2001 we entered into an agreement with Connect TV Ltd., which was subsequently replaced by a memorandum of understanding dated December 25, 2002.  Under these agreements Connect TV agreed to supply us with certain games and other services for our interactive television activity.  Until January 2003, Dankner Investments Ltd., one of our major shareholders, held approximately 31% of the issued share capital of Connect TV, at which time Dankner Investments Ltd. sold all of its shareholdings in Connect TV.  For the years ended December 31, 2001 and 2002, we have paid Connect TV approximately NIS 2.8 million and NIS 1.2 million, respectively, for services rendered.

B-Point Agreement

          On May 5, 1997 we entered into two agreements with B-Point Systems Ltd., a company owned by Mr. David Binmovitch, who is the son-in-law of Mr. Shmuel Dankner.  Under these agreements, B-Point Systems Ltd. provides us with cable television installation services, and sets up and maintains our cable television networks.  For the year ended December 31, 2002 we paid B-Point an amount of approximately NIS 12.74 million and approximately NIS 4.66 million for the period ending May 31, 2003.  The terms of these agreements have been extended by the parties and are currently in effect until June 30, 2003. Following this term we have an option to extend the terms of both agreements.

Agreement with Partner Communications Company Ltd.

          On December 31, 2002, we entered into an agreement with Partner Communications Company Ltd. (or ‘Partner’), a company in which Mr. Shmuel Dankner and Mr. Dor Dankner are directors on behalf of us.  The agreement provides for SMS messaging between our cable television network and Partner’s cellular mobile network by and between our subscribers and the subscribers of Partner.

Payment to Mr. Dor Danker

          On October 31, 2002, our shareholders resolved to approve a payment of $50,000 to Mr. Dor Dankner, a member of our board of directors, for his services over the years since 1998 on our behalf in connection with Partner Communications Company Ltd., including, among other things, with regard to the sale of approximately half of our holdings in Partner Communications Company Ltd. during April 2002.

Payment to Dankner Investments Ltd.

          On May 21, 2003, our audit committee and board of directors resolved to approve in principle a payment of $600,000 to Dankner Investments Ltd., our controlling shareholder, for the efforts of its executives on our behalf in connection with the proposed merger of the Israeli cable television operators.  This payment is subject to the approval of our shareholders and will be presented to our shareholders for approval at the next general meeting.

7C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

8A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          Audited financial statements for the three fiscal years ended December 31, 2002are included at “Item 18. Financial Statements.”

Legal and Arbitration Proceedings

          In addition to the legal proceedings discussed below, we are a party to a number of legal and administrative proceedings arising in the ordinary course of our business. We do not expect the outcome of such matters in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

         (a)          On September 8, 1998, a lawsuit was filed in the Tel-Aviv-Jaffa District Court against us and other cable television operators. The suit alleges that we, together with the other cable television operators, performed certain acts in purchasing the rights to broadcast the Spanish soccer league games, resulting in a breach of an agreement between the parties, and consequently, that we were unjustly enriched in an amount constituting the difference between the price which we actually paid to purchase the rights to broadcast and the price we were prepared to pay prior to signing the agreement. The plaintiff seeks, among other things, compensation in an aggregate amount of adjusted NIS 30.4 million, which for the purposes of court fees was limited to NIS 7.6 million.  Together with the other cable television operators, we submitted a statement of defense. The parties submitted their affidavits.    The parties notified the Court that they consent to a mediation procedure, and currently the parties are required to notify the Court the identity of the mediator.

           (b)          On April 22, 1999, a lawsuit and application to recognize the suit as a class action were filed in the Tel-Aviv-Jaffa District Court against us. The suit alleges that we constitute a monopoly, and that we adversely exploit our position in the market, in a manner which is, or may be, damaging to the general public, among other things, by setting and collecting an unreasonable and unfair price for the services we provide. The plaintiff is seeking, among other things, that we be required to reduce the subscriber fees we collect and to pay our subscribers compensation in connection with the subscriber fees we collected from May 10, 1996 through April 1, 1999. In this context, the plaintiff claims he has sustained damages in an amount of NIS 1,279, and the sum of compensation due to all of the members of the class in the action, if certified as a class action, amounts to approximately NIS 332 million (subject to adjustment). The plaintiff is further claiming compensation for alleged damages caused to all of the members of the class in the action, if certified as a class action, from the date of filing the lawsuit up to the date judgment is rendered. We opposed the action being certified as a class action, claiming that the motion lacks any material substance, on grounds that the plaintiff disregarded the high investments we made in infrastructure and equipment, that the franchise we were granted for cable television broadcasts is limited in time, the comparisons made by the plaintiff between our company and foreign companies dealing in cable television broadcasts in countries where the situation is very different are not relevant to our modus operandi, and finally because the subscriber fees we charge are subject to supervision and highly regulated.  Before a hearing on the merits of the action shall be held, a preliminary hearing was held to decide matters of law raised by us, which, if accepted by the Court, would result in a ruling to dismiss the suit.  If the Court does not rule in our favor with respect to the preliminary issues, a hearing on the merits of the application to recognize the suit as a class action will be held.  On February 28, 2002, all parties submitted submissions regarding the preliminary issues.  A hearing has been scheduled for August 11, 2003 for the delivery of judgment by the Court with respect to the preliminary issues.

         (c)          On November 8, 1999, the Commissioner of Restrictive Business Practices, declared us to be a monopoly in the field of providing multi-channel television broadcasts for payment, in the regions in which we operate. On December 28, 1999, we filed an appeal against this determination with the Restrictive Business Practices Court. In our appeal, we claim, among other things, that the Commissioner’s declaration should be revoked (i) due to lack of due process, including, among other things, that the declaration lacks an appropriate factual foundation, and (ii) on merit, due to the fact that in the relevant market we do not provide over 50% of the services in our license areas in which we operate and therefore we are not a monopoly in this market.  The Commissioner counter-claimed our appeal, requesting that it be dismissed, together with appeals filed by the other cable television operators on the same issues.  The Restrictive Trade Practices Court concluded the deposition stage of the appeal on October 30, 2001, and the parties have submitted their summaries to the Court. The parties are currently waiting for the ruling of the Restrictive Business Practices Court on this appeal.

         (d)          On November 14, 1999, a lawsuit and application to recognize the suit as a class action were filed in the Haifa District Court against us and our subsidiary, Cable System Media Haifa-Hadera Ltd.  The suit alleges that we, together with our subsidiary, constitute a monopoly, and that we adversely exploit our position in the market to collect unreasonable and unfair subscriber fees. The plaintiff is seeking, among other things, that we repay her subscriber fees in the amount of NIS 2,258, and that we compensate all of the members of the class in the action, if certified as a class action, in an amount of approximately NIS 528 million (subject to adjustment).  At our request, the Israeli Supreme Court ordered the transfer of this lawsuit to the Tel-Aviv-Jaffa District Court, so that it may be adjudicated together with the lawsuit filed on April 22, 1999 (paragraph (b) above), as our defense is based on the same grounds and both claims are closely related. We, together with our subsidiary, filed a response opposing the confirmation of the claim as a class action on the grounds that the claim disregards the high investments made in infrastructure and equipment which have yet to be recovered; that the franchise granted to us for cable television broadcasts is limited in time; and that the claim possesses no factual basis and is not supported by expert opinion.  The District Court has issued a temporary stay of action pending resolution of the preliminary hearing of the lawsuit filed on April 22, 1999 (paragraph (b) above).

         (e)          On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the cable television operators, including our company, by the Association for the International Collective Management of Audiovisual Works – AGICOA, or AGICOA, an international association of producers of cinema and television works. The aggregate sum of the claim is not less than approximately $171 million and for the purpose of court fees was limited to an initial sum of $20 million. AGICOA claim that the cable television operators infringed the AGICOA’s copyright in broadcasting of programs, without its permission and payment of consideration. The AGICOA is also claiming unjust enrichment on the part of the cable television operators and that they be ordered to submit their accounts. In our statement of defense, filed on July 9, 2000, we claim, among other things, that AGICOA have no right to file this claim in light of the restrictive business practices laws in Israel. The dispute was transferred by the Court to mediation in the second quarter of 2001. The mediation was not successful and the matter was returned to the Court. At a preliminary hearing held on June 18, 2002, the Court ruled to delay its decision in this matter pending resolution of the Israeli Supreme Court in a further hearing in another matter, which the Court believes will have material implications on all or part of this dispute.  However, the Court determined that the preliminary proceedings in this dispute may be commenced and completed. At the parties consent, the Court deferred the completion of the preliminary proceedings to the months of October - December 2003.  A date for the hearing will be set following completion of the preliminary proceedings.

        The further hearing referred to by the Court was filed with respect to the ruling of the Supremes Court residing as an appellate court, which determined that the transmission of broadcasts as secondary broadcasts may also constitute an infringement of copyrights, if such broadcasts include copyrights owned by third parties who have not consented to their broadcast in Israel. AGICOA’s motion to be included as a party to the proceedings was denied by the Supreme Court.  On October 27, 2002, the parties to the further hearing completed the submission of their pleadings to the Supreme Court.

           (f)          On August 21, 2000, a lawsuit and application to recognize the suit as a class action were filed in the Haifa District Court against us. The suit, filed by six plaintiffs, residents of Arab and Druse villages in the Hadera district, alleged that contrary to the provisions of our previous franchise, we did not complete the connection of all the residents residing within our license area to our cable television network by mid-1996. The plaintiffs sought, among other things, a mandatory injunction forcing us to connect their villages to our cable television network; and that we pay the residents of these villages compensation for the time period they were not connected. The plaintiff’s claim for compensation was based on the subscriber fees we collect from our subscribers, at an amount of NIS 171 per subscriber each month. The lawsuit claimed to represent 10,981 residents in these areas, so the aggregate sum claimed was approximately NIS 72.5 million, plus NIS 2.1 million for each additional month from the date the suit was filed through the date on which these homes were connected to our cable television network. In our defense we denied the suitability of this suit being adjudicated as a class action as the class of persons and the merits of the claim failed to meet the legal requirements of such action.   On August 27, 2002, the Court denied the application to recognize the lawsuit as a class action.

         (g)          In September 2000, a claim was filed in the Tel-Aviv-Jaffa Labor Court against our company by a plaintiff who claims that an employer-employee relations existed between him and our company and that as a consequence, our company is required to pay him the amount of an adjusted NIS 2.6 million in respect of severance pay and other salary components.  In parallel, in September 2000, our company and its subsidiary, Cable Systems Media Haifa-Hadera Ltd., filed a monetary claim with the Netanya Magistrates Court in an amount of adjusted NIS 1 million contending that the plaintiff violated, in a basic and severe manner, undertakings to deliver an advanced telemarketing system to our company and its subsidiary. This claim was transferred to mediation by the Netanya Magistrates Court, which was not successful.  On November 15, 2001, the Netanya Magistrates Court issued a resolution joining the above two claims to be heard in the Tel-Aviv Jaffa District Labor Court.   The parties’ affidavits have been submitted to the Court and a preliminary hearing has been set for July 15, 2003.  To date, a date has not been set for the hearing.

         (h)          On December 31, 2001, the Commissioner of Restrictive Trade Practices petitioned the Restrictive Trade Practices Court to order a number of companies, including ourselves, to invest approximately $2.5 million in local productions.  Together with the above petition, an unopposed petition was also submitted, pursuant to which the companies will invest the aforementioned sum over the period ending in mid-2004, subject to the decision of the Restrictive Trade Practices Court on the principal petition.  It has been decided that, should the Restrictive Trade Practices Court rule that the companies are not required to make this investment, then the amount already invested by the companies will be set off against the amounts that they are required to invest in local productions in the future.  A procedural agreement has been endorsed by the Court stipulating that the Court shall first rule upon the preliminary matter of the obligation to invest.    On February 18, 2003, the Court ruled that the respective companies (which include Noga Communications 1995 Ltd.) are required to make this investment, in an amount to be determined by the Court.  To date, a date has not been set for the hearing to determine the amount to be invested by the respective parties.

         (i)          In May 2002, D.B.S. Satellite Services (1998) Ltd., or YES, and Bezeq, - Israeli Telecommunications Corporation Ltd., or Bezeq, filed appeals in the Restrictive Trade Practices Court against the decision of the Commissioner of Restrictive Trade Practices for the approval to the proposed merger of the Israeli cable television operators.  Bezeq subsequently requested to cancel its appeal.  The cable television operators and the Commissioner requested the Court to determine that Bezeq be obligated to pay expenses.  To date, the Court has not ruled on the matter of such expenses. YES requests in its appeal to cancel the merger approval, based on its claim that the merger between the cable television operators harms competition in the field of multi-channel television, and alternatively requests to change the terms of the approval such that, among other things, a corporate separation of the merged entities shall be required, the exclusive purchase of content shall be prohibited and the mutual sale obligation requirement shall be terminated.  The parties’ summaries were heard by the Court.  To date, the Court has not ruled on this matter.

         (j)          On December 3, 2002, a lawsuit and application to recognize the suit as a class action were filed in the Tel Aviv - Jaffa District Court against us, the other Israeli cable television operators, the Council and the Ministry.  The suit, filed by seven plaintiffs, alleges that we and the other cable television operators violated the terms of the approval of the Council for the transmission of the pay sport channel (offered to subscribers through the tiering services) since we and the other cable television operators did not maintain certain programs in the original sport channel which is part of the basic packages offered to subscribers.  The lawsuit is claimed to represent 1,050,000 subscribers. The plaintiffs are seeking that we and the other cable television operators pay compensation to all of the members of the class in the action, if certified as a class action, in a total amount of approximately NIS 302,400,000 as of the date of the motion, plus NIS 25,200,000 for each additional month from the date the suit was filed up to the date judgment is rendered by the Court.  In accordance with the suit, our portion of the claimed compensation is approximately 26% of the alleged aggregate amounts.  A response to the application was submitted to the Court on behalf of all of the respondents.  In our response, we opposed the action being certified as a class action on grounds that the class of persons of the claim fail to meet the legal requirements of such an action, and that the cable television operators and the original cable sport channel producer have complied with most of the terms of the Council’s approval.  The hearing for the application to recognize the suit as a class action has been scheduled for October 26, 2003.

         (k)          On August 28, 2002, a lawsuit and application to recognize the suit as a class action were filed in the Tel Aviv - Jaffa District Court against us and the other Israeli cable television operators.  The suit, filed by three plaintiffs, alleges that we and the other cable television operators did not connect the members of the class in the action, if certified as a class action, to cable television services up to the date the suit was filed.  The plaintiffs are seeking that we and the other cable television operators pay compensation to all of the members of the class in the action, if certified as a class action.  In accordance with the suit, our portion of the claimed compensation is approximately NIS 139,420,000.  We and one of the other cable television operators, Golden Channels &Co. (or ‘Arutzi Zahav’), filed a motion to dismiss the suit without prejudice, due to the dismissal of a lawsuit identical in substance to this suit (paragraph (f) above).  The Court determined that the motion for dismissal of the suit without prejudice will be heard together with the application to recognize the suit as a class action.  We and Arutzi Zahav & Co. filed a response to the application to recognize the suit as a class action. The hearing for the application to recognize the suit as a class action has been suspended due to the stay of proceedings to which Tevel Israel International Ltd. (one of the other cable television operators) is subject.

         (l)          On November 27, 2002, the cable television operators, including us, filed a petition in the Israeli Supreme Court of Justice against the Minister of Communications, the Minister of Finance and the Economics Committee of the Israeli parliament, due to the refusal of the Economic Committee to approve the proposed amendments to regulations promulgated under the Telecommunications Law, regarding a gradual reduction in the royalties payable by Cable Broadcast Licensees under the Cable Broadcast Licenses.  In the petition, we and the other cable television operators claim that this refusal discriminates against us in the field of multi channel broadcast in relation to D.B.S. Satellite Services (1998) Ltd., or ‘YES’, that is obligated to pay lower royalty rates.  In our petition, we and the other cable television operators request that the royalties we are obligated to pay be equal to those proposed by the Minister of Communications in the proposed amendments, and further request that the Minister of Finance be instructed to return to us, in respect of royalties paid as of January 1, 2002 and pending resolution of the petition, an amount equal to the difference between 5% of the cable television operators revenues derived from multi channel broadcasts and the amount that would be payable in accordance with the proposed amendments (pursuant to the policy of the Ministries of Communications and Finance).  In its response, the State of Israel claims that the petition is premature, as the Economics Committee has not yet ruled on this matter and has postponed the date of the vote on this matter. In a response to the State’s response, the cable television operators opposed the State’s claims.  In a hearing held on March 20, 2003, the Court notified the State representative that the State’s preliminary response to the petition is not acceptable to the Court and the Court issued an order instructing the State to provide the Court within 45 days reasons why the Court should not accept the claims of the cable television operators.  On June 16, 2003, the Economic Committee of the Israeli parliament resolved to approve the Minister of Communications proposed amendment to regulations promulgated under the Telecommunications Law and to reduce the royalties payable by Cable Broadcast Licensees as proposed, in a manner that corresponds with the royalty rates that YES is obligated to pay under law. Following the official publication of the said approved amendment, we intend to file a motion to dismiss the petition.

         (m)          On October 16, 2001, Play.T.V. Ltd. and Mr. Yair Hasson, the producers of the Playboy channel, filed a petition in the Israeli Supreme Court of Justice against the Israeli parliament and the Minister of Communications.  The plaintiffs request the Israeli Supreme Court of Justice to issue an order whereby the amendment to the Telecommunications Law regarding certain restrictions of broadcast of a channel that broadcasts are mostly sexual broadcasts, is void, and alternatively, the Court is requested to rule that the amendment will become effective in 4 years or at a later date. The Council, the cable television operators, including us, and D.B.S. Satellite Services (1998) Ltd., or YES, are formal respondents to the petition.  On March 3, 2002, the State of Israel submitted a response to the Court on behalf of the Israeli parliament, the Minister and the Council.  In its response, the State opposed the plaintiffs’ requests and included a motion for dismissal of the petition without prejudice.  On July 16, 2002, the plaintiffs filed a motion to amend the petition, pursuant to further amendments to the Telecommunications Law, under which broadcasts that include ‘abominable material’ in the meaning of the Israeli Penal Law, 1977, and which include certain content as set forth in the Telecommunications Law, is prohibited as of August 2002.  The Council was requested by the Supreme Court to determine its policy in connection with the implementation of the aforesaid latter amendment to the Telecommunications Law. Following the latter amendment, the cable television operators and YES submitted to the Council a request for the approval of the transmission of the Playboy channel, based on the claim that the Playboy channel broadcasts are not contrary to the law, which was subsequently rejected by the Council on November 28, 2002.  On March 25, 2003, the Supreme Court determined that an extended constitution of court of 11 Supreme Court judges will rule on the petition, on the basis of the summaries previously submitted by the parties to the Court, however the parties will be entitled to complete their claims.  To date, a date has not been set for a hearing.   In May 2003, the Israeli cable television operators submitted a request to the Council to reconsider its position regarding the broadcast of the Playboy channel, due to the change of certain circumstances.  On June 12, 2003, the Council determined that when taking into account all the relevant interests, following the latter amendment to the Telecommunications Law, this Law should be interpreted such that the broadcasts of the Playboy channel shall not be deemed to be restricted broadcasts as defined under this Law, and therefore resolved that the Playboy channel may be broadcast, subject to certain conditions and limitations.  Such conditions and limitations stipulate that, among other things, the Playboy channel will be transmitted only at certain stipulated times and offered to digital subscribers as a separate pay channel and not as part of the digital Basic Package; Cable Broadcast Licensees are required to take reasonable measures to ensure that the channel shall be purchased only by subscribers over the age of 18; the channel will be coded such that access will be available only by a personal code; and Cable Broadcast Licensees are required to transmit during the transmission of the channel certain broadcasts regarding the prohibition on exposure of children and youth to the channel.  To date, the petitioners have not notified the Supreme Court regarding the above development.

         (n)          On June 17, 2003, following the Council’s decision of June 12, 2003, that permits the broadcast of the Playboy channel, subject to certain conditions and limitations (paragraph (m) above), certain social organizations filed in the Israeli Supreme Court of Justice a petition against the Council, the Chairman of the Council, Play.T.V. Ltd., the Israeli cable television operators (including us) and D.B.S. Satellite Services (1998) Ltd., or ‘YES’, requesting all of the respondents to explain why the said decision of the Council should not be cancelled and why the Chairman of the Council should not be prevented from participating and voting in the discussions regarding the Playboy channel due to prejudice.  Additionally, the petitioners filed a motion for an interim injunction to prevent the commencement of the broadcast of the Playboy channel pending the ruling of the Supreme Court on this petition.  On June 18, 2003, the Supreme Court denied the motion for an interim injunction and determined that an extended constitution of court of 3 Supreme Court judges will hear the petition as soon as possible.  On June 26, 2003 a hearing was held in the Supreme Court. The Supreme Court determined that that this petition will be heard together with the petition of the Chairperson of the Advancement of Women´s Status Committee of the Israeli parliament and 37 other Israeli parliament members (paragraph (o) below) by an extended constitution of court of Supreme Court judges, which shall be determined by the President of the Supreme Court. The Supreme Court issued an order determining that the respondents are to explain why the decision of the Council to approve the broadcast of the Playboy channel should not be cancelled, and why the Chairman of the Council should not be prevented from participating and voting in the discussions regarding the Playboy channel due to prejudice. The respondents are to submit their response within 45 days, and the petitioners are to submit 30 days thereafter their response to the respondents´ response. The Supreme Court denied the motion for an interim injunction to prevent the commencement of the broadcast of the Playboy channel pending the ruling of the Supreme Court on this petition.

         (o)          On June 18, 2003, the Chairperson of the Advancement of Women’s Status Committee of the Israeli parliament and 37 other Israeli parliament members, filed in the Israeli Supreme Court of Justice against the Council, Play.T.V. Ltd., the Israeli cable television operators (including us) and D.B.S. Satellite Services (1998) Ltd., or ‘YES’, a petition for an order nisi, directed towards the Council, to explain why the Council should not retract its decision to approve the broadcast of the Playboy channel, as such decision was unlawfully approved, is contrary to the Telecommunications Law, contrary to its prior decision and contrary to proper administration laws.  Additionally, the petitioners filed a motion for an interim injunction, which, with respect to the Council, shall prevent the Council from executing its decision, and, with respect to the other respondents, shall prevent the public broadcast of the Playboy channel, pending the ruling of the Supreme Court on this petition. On June 26, 2003 a hearing was held in the Supreme Court. The Supreme Court determined that that this petition will be heard together with the petition of the certain social organizations (paragraph (n) above) by an extended constitution of court of Supreme Court judges, which shall be determined by the President of the Supreme Court. The Supreme Court issued an order determining that the respondents are to explain why the decision of the Council to approve the broadcast of the Playboy channel should not be cancelled, and why the Chairman of the Council should not be prevented from participating and voting in the discussions regarding the Playboy channel due to prejudice. The respondents are to submit their response within 45 days, and the petitioners are to submit 30 days thereafter their response to the respondents´ response. The Supreme Court denied the motion for an interim injunction to prevent the commencement of the broadcast of the Playboy channel pending the ruling of the Supreme Court on this petition.

         (p)          Warner Bros. International Television Distribution (or ’Warner Bros.’), a provider of movie and series content broadcasted on the family and movie channels of the Israeli cable television operators, including ours, recently filed two lawsuits in the District Court of Los Angeles, California, United States, against the two other Israeli cable television operators, Tevel Israel International Ltd. (or ‘Tevel’) and the Golden Channel & Co. (or ‘Arutzi Zahav’).  These suits allege that these cable television operators are in breach of their respective license agreements with Warner Bros.   Warner Bros. seeks, among other things, compensation in an amount of not less than $17 million (Tevel) and $16 million (Arutzi Zahav), and a declaratory judgment of cancellation of the respective license agreements.  Warner Bros. also filed a motion in each of the suits for a preliminary injunction regarding the broadcast of movie and series content provided by Warner Bros. to each of the cable television operators.  On March 31, 2003, the District Court of Los Angeles denied the preliminary injunction motion filed in connection with the suit against Arutzi Zahav.  The Arutzi Zahav lawsuit is being heard at the District Court of Los Angeles.

         Tevel is subject to a stay of proceedings in Israel, currently valid until July 2, 2003, and the Trustee appointed for the duration of the stay of proceedings filed a motion in the Tel Aviv District Court to determine that for the duration of the stay of proceedings, it is not possible to hold legal proceedings against Tevel in the United States.  On February 16, 2003, the Tel Aviv District Court accepted the Trustee’s position and determined that the law suit filed in the California Court was unlawfully filed, due to, among other things, the stay of proceedings to which Tevel is subject.  The Tel Aviv District Court determined, among other things, that the suit filed by Warner Bros. in California shall have no effect and will not be enforceable in Israel, and further determined with respect to the use by Tevel of the movie content provided to Tevel according to the license agreement, that in the absence of a valid injunction issued by a competent court, Tevel is not prevented from reasonably using such content, subject to applicable law.  On March 13, 2002, Warner Bros. filed an appeal in the Israeli Supreme Court (and, for reasons of caution, a motion to leave to appeal) against this decision of the Tel Aviv District Court. On March 25, 2003, the Trustee denied most of Warner Bros. demand for payment of alleged debt.   On April 24, 2003, Warner Bros. filed in the Tel Aviv District Court an appeal to this decision of the Trustee, and Warner Bros. was subsequently requested to file an amended appeal.  On May 12, 2003, a hearing was held in the District Court of Los Angeles, in which it was agreed that the parties will submit their positions to the Court regarding such Court’s authority to continue the proceedings and a hearing was scheduled for this matter for June 30, 2003.   On June 12, 2003, the Trustee filed a motion in the Tel Aviv District Court, which includes a motion for a stay of the proceedings held in the District Court of Los Angeles pending resolution of the appeal filed by Warner Bros. in the Israeli Supreme Court against the decision of the Tel Aviv District Court. On June 18, 2003, Warner Bros. filed its repose to the said motion. In accordance with the decision of the Tel Aviv District Court dated June 26, 2003, the Trustee is to submit its response to Warner Bros.´s response to the motion within five days.

         (q)          On March 30, 2003, the State of Israel (through the representatives of the Attorney General of the Ministry of Trade of Commerce) filed an indictment in the Netanya Magistrate Court against us, Mr. Amit Levin, our Chief Executive Officer and Mr. Doron Admati, our marketing and programming manager at the time relevant to the indictment, for the offense of ‘Prohibition to Mislead Consumers Regarding a Material Issue in a Transaction’ according to the Consumer’s Protection Law, 1981.  In accordance with the indictment, the defendants are alleged to have misled consumers within the framework of a certain publication published in connection with a certain sales promotion campaign.  To date, the indictment has only been served to Mr. Doron Admati.  To date, a hearing has not been scheduled for the reading of the indictment and the defendant’s responses to the indictment.

Dividend Distribution Policy

We have not adopted any dividend distribution policy and we cannot assure that we would pay additional dividends in the future. In the past we have distributed cash dividends. See “Item 3A. Key Information – Selected Financial Data - Payment of Dividends to Shareholders.”

8B.    SIGNIFICANT CHANGES

          No significant change has occurred since the date of our financial statements.

ITEM 9.           THE OFFER AND LISTING

9A.    OFFER AND LISTING DETAILS

          Our share capital consists of ordinary shares, which have been listed for trading on the Tel Aviv Stock Exchange since October 1993 and ADSs, which have been listed for quotation on the Nasdaq National Market since June 12, 1996, under the symbol “MATV”.  Each ADS represents two ordinary shares.

          The tables below set forth, for the periods indicated, the high and low closing market prices for our ordinary shares and ADSs, as reported by the Tel Aviv Stock Exchange and the Nasdaq National Market, respectively.

		Nasdaq ($ per ADS)		Nasdaq (NIS per ADS)		Tel Aviv Stock Exchange ($ per ordinary share)		Tel Aviv Stock Exchange (NIS per ordinary share)

		High	Low	High	Low	High	Low	High	Low

Most recent five full financial years

1998		26.75	16.87	97.86	60.40	13.61	8.14	49.80	29.00
1999		59.00	19.87	245.02	80.17	28.51	9.95	120.40	41.40
2000		69.25	32.81	281.57	132.69	34.59	15.70	141.90	64.69
2001		34.25	9.74	140.70	38.45	17.02	5.22	69.90	22.75
2002		18.58	8.34	83.11	42.19	9.20	4.27	40.82	20.58

Most recent two full financial years

2001
	First Quarter	34.25	17.75	140.70	73.25	17.02	8.78	69.90	36.23
	Second Quarter	22.07	15.12	91.57	63.19	11.15	7.60	46.26	31.78
	Third Quarter	17.30	10.80	75.61	38.45	10.60	5.22	44.89	22.75
	Fourth Quarter	21.55	9.74	91.29	42.43	8.83	5.41	38.71	23.13

2002
	First Quarter	18.58	11.70	83.11	54.69	9.20	5.80	40.82	27.06
	Second Quarter	12.05	8.84	57.67	143.60	6.13	4.49	29.36	22.10
	Third Quarter	11.40	9.66	54.88	46.26	5.64	4.98	26.27	23.18
	Fourth Quarter	11.03	8.34	51.48	42.19	6.13	4.27	28.60	20.58

Most recent six months

	December 2002	12.30	10.44	57.40	49.79	6.13	5.24	28.60	24.85
	January 2003	11.57	9.91	55.18	48.43	5.82	4.96	28.00	24.22
	February 2003	11.98	10.10	57.62	49.37	5.87	5.05	28.51	24.66
	March 2003	12.10	10.72	56.19	51.98	6.06	5.52	28.38	26.75
	April 2003	15.70	11.76	71.65	54.78	7.65	6.00	35.02	27.90
	May 2003	14.78	12.56	66.27	57.21	7.46	6.29	33.30	28.79

9B.    PLAN OF DISTRIBUTION

Not applicable.

9C.    MARKETS

          Our ADSs are quoted on the Nasdaq National Market under the symbol “MATV” and our ordinary shares are traded on the Tel Aviv Stock Exchange.

9D.    SELLING SHAREHOLDERS

Not applicable.

9E.    DILUTION

Not applicable.

9F.    EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

10A.  SHARE CAPITAL

Not applicable.

10B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

          We are a public company registered under the Israeli Companies Law as Matav – Cable Systems Media Ltd., registration number 52-004007-2.

          Pursuant to our memorandum of association, we were formed mainly for the purpose of establishing television and cable television networks, broadcasting and to provide such services and related and ancillary services in Israel and without derogating from the above, we are also empowered to hold any right, obligation or legal action and to operate in any business or matter approved by our company.

          Pursuant to our articles of association, our board of directors is entitled to donate reasonable amounts to worthy causes, up to a limited sum.

The Powers of the Directors

          The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law.  In addition, the power of our directors to vote compensation to themselves or any members of their body requires the approval of the audit committee and the shareholders at a general meeting.  For information regarding approval of related party transactions and fiduciary duties of directors, see “Item 6C. Directors, Senior Management and Employees - Board Practices – Approval of Related Party Transactions.”

          Subject to applicable laws, the powers of our directors to borrow are not limited, except in the same manner as any other transaction by the company.

          Our articles do not limit the age of retirement of our directors.

          Directors in our company are not required to hold shares for director qualification.

Rights Attached to Shares

          Our registered share capital consists of a single class of 100 million ordinary shares, par value NIS 1.00 per share, of which 30,203,917 ordinary shares were issued and outstanding as of December 31, 2002, and May 31, 2003.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the ordinary shares are as follows:

Dividend rights

          Under our articles of association, holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. Our board of directors may propose a dividend with respect to any fiscal year out of profits in accordance with the provisions of the Companies Law. For additional information regarding Israeli tax consequences, see “Item 10E. Additional Information – Taxation.”

          Seven years after a dividend has been declared and is still unclaimed, the person so entitled to it is deemed to have waived his or her right to receive such dividend and such amount is returned to our company. We are not obligated to pay interest or linkage on an unclaimed dividend.

Voting rights

          With the exception of 1,194,320 of our ordinary shares held by Cable Systems Media Haifa-Hadera Ltd. as at June 20, 2003 (which do not carry voting rights for so long as they are held by Cable Systems Media Haifa-Hadera Ltd., or any of our subsidiaries, in accordance with the Israeli Companies Law), under our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present or by proxies who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. In the event that a quorum is not present within 30 minutes of the scheduled time, the shareholders’ meeting will be adjourned to the same day of the following week, at the same time and place, or such time and place as the board of directors may determine. If at such reconvened meeting a quorum is not present within half an hour of the time fixed for the meeting any two shareholders present in person or by proxy or in any other manner permitted by the Companies Law will constitute a quorum.

          Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require approval by the holders, in a general meeting, of a majority of the voting rights represented at the meeting, in person or by proxy, and voting on the matter.  Under our articles of association a special majority is required to approve a change of rights attached to a certain class of shares or to cancel a class of shares. See “Item 10B. Additional Information - Memorandum and Articles of Association - Changing Rights Attached to Shares”.

          Under our articles of association, our directors are appointed by a simple majority of our shareholders at a general meeting, duly convened, and they serve until the next annual meeting or until earlier termination of their office pursuant to our articles of association, provided that, outside directors shall be elected in accordance with applicable law and/or relevant stock exchange rules applicable to us. For information regarding the appointment of outside directors, see “Item 6C. Directors, Senior Management and Employees - Board Practices – Independent Directors and Outside Directors.”  In each annual general meeting the directors that were elected at the previous annual general meeting are deemed to have resigned from their office. A resigning director may be reelected. However, our directors are nominated according to the provisions of a shareholders agreement from October 1993, as more fully described in “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders - Matav Shareholders Agreement.”

          According to our articles of association each ordinary share represents one vote. The ordinary shares do not have cumulative voting rights in the election of directors.

          Currently, our articles of association provide that a majority of our board of directors, entitled to participate, may appoint additional directors, up to the maximum number permitted.

Rights in the Company’s profits

          Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. See “Item 10B. Additional Information - Rights Attached to Shares – Dividend Rights.”

Rights in the event of liquidation

          All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in case of liquidation.

Changing Rights Attached to Shares

          In order to change the rights attached to our shares, the general meeting of the shareholders must adopt a resolution to change such rights by a majority of the votes of shareholders participating in the meeting and voting on the matter. However, if our share capital is divided into different classes of shares, in order to change the rights attached to a certain class of shares or cancel a certain class of shares, our articles of association require the approval of a special majority representing at least 75% of the votes of the shareholders participating in the general meeting and voting on the matter, provided that the holders of such class of shares have consented to such action by unanimous written consent or by a special majority representing at least 75% of the holders of such class of shares participating in a class meeting and voting on the matter (unless the terms of such class of shares provide otherwise).

Annual and Special Meetings

          According to the Israeli Companies law, our board of directors must convene an annual meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting. Notice of at least 21 days prior to the date of the annual meeting is required. A special meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the presiding directors, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and 1% of our voting rights, or of one or more shareholders holding in the aggregate at least 5% of our voting rights. A special meeting must be held not more than 35 days from the publication date of the announcement of the meeting.

Anti-Takeover Provisions; Mergers and Acquisitions

          Our Cable Broadcast Licenses, Infrastructure License and HeadEnd License include restrictions regarding changes of means of control of the Licensees.  See “Item 4B. Information on the Company – Business Overview – Our Licenses - Restrictions Upon Changes of Means of Control”.  In accordance with the Cable Broadcast Licenses, the restrictions set forth in these Licenses regarding changes of means of control of the Licensees have been entrenched in our articles of association, as approved by our shareholders at the annual general meeting of October 31, 2002.

          The Israeli Companies Law allows for mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders.  For the purpose of the shareholder vote of each party, unless a court rules otherwise, a statutory merger will not be deemed approved if a majority of the shares of one party to the merger which are not held by the other party to the potential merger (or by any person who holds 25% or more of the shares of the other party to the potential merger, or the right to appoint 25% or more of the directors of the other party to the potential merger) have voted against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of such party.  Finally, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies.

          In addition, provisions of the Companies Law that address “arrangements” between a company and its shareholders allow for “squeeze-out” transactions in which a target company becomes a wholly-owned subsidiary of an acquiror.  These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter.  In addition to shareholder approval, court approval of the transaction is required, which entails further delay.  The Companies Law also provides for a merger between Israeli companies after completion of the above procedure for an “arrangement” transaction and court approval of the merger.

          The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% shareholder of the company.  This rule does not apply if there is already another 25% shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company.  The Israeli Minister of Justice has the authority to adopt regulations exempting from these tender offer requirements companies that are publicly traded outside of Israel, such as us.  In any event, if as a result of an acquisition of shares a purchaser would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the company’s shares.  If more than 95% of the outstanding shares are tendered in the tender offer, all shares that the purchaser offered to acquire are transferred to such purchaser.

          Israeli tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares of another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

          Changes in our capital are subject to the approval of the shareholders at a general meeting by a majority of the votes of shareholders participating in the general meeting and voting on the matter.

10C.  MATERIAL CONTRACTS

          Except for agreements listed below, we are not a party to any material contracts other than those entered into in the ordinary course of business.

•

Arrangements in connection with the proposed merger of the Israeli cable television operators.  For information, see “Item 4B. Information on the Company - Business Overview - Agreement for a Merger of the Cable Television Operators”.

10D.  EXCHANGE CONTROLS

          There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly owned subsidiaries, except or otherwise as set forth under “Item 10E. Additional Information—Taxation.”

          Under Israeli law, persons who are neither residents nor nationals of Israel may freely hold, vote and transfer ordinary shares in the same manner as Israeli residents or nationals.

          Neither our articles of association nor our memorandum of association contain any restrictions on non-residents or non-nationals of Israel concerning the holding, voting or transfer of our ordinary shares.

10E.  TAXATION

          The following is a summary of the current tax laws of the State of Israel as they relate to us and our shareholders.  The following also includes a discussion of the material Israeli tax consequences to persons purchasing our ordinary shares.  To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.  This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Tax Reform

          On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect.

          The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•

Reduction of the tax rate levied on real capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, mainly on a personal basis, including income derived from passive sources such as interest, dividends and royalties;

•

Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income or profits in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•

Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of companies publicly traded on the Tel Aviv Stock Exchange (such gain was previously exempt from capital gains tax in Israel in certain circumstances). For information with respect to the applicability of Israeli capital gains taxes on the sale of our ordinary shares, see “Capital Gains Tax” below;

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

•

Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividend is income that was derived outside of Israel (provided that such income was not subjected to corporate tax).

General Corporate Tax Structure

          Israeli companies are generally subject to income tax at the corporate tax rate of 36% and are generally subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003 (excluding assets which were acquired before the Reform and sold after).

Taxation Under Inflationary Conditions

          The Income Tax (Inflationary Adjustment) Law 1985 (the “Inflationary Adjustments Law”), attempts to overcome some of the problems presented to a traditional tax system by rapid inflation.  Generally, the Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and tax loss carry forwards to mitigate the effects resulting from an inflationary economy.  Our taxable income is determined under this law.

Dividends

          We currently do not intend to pay dividends for the foreseeable future.  See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information—Dividend Distribution Policy.”  However, the following Israeli tax consequences would apply in the event we actually pay any dividends in respect of ordinary shares.

Taxation of Israeli Residents

          The distributions of dividends, other than bonus shares (stock dividends), are generally subject to income tax at a rate of 25% (that is withheld at source) for individuals. Distribution of dividends, other than bonus shares, to Israeli corporations are subject to a tax at a rate of 25% (that is withheld at source) if the source of such dividends is income derived outside of Israel and are exempt from tax if the source of such dividends is income derived in Israel.    See “Item 10E.  Additional Information—Taxation—Capital Gains Tax – Taxation of Israeli Residents.”

Taxation of Non-Israeli Residents

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. Distributions of dividends other than bonus shares (stock dividends) are subject to income tax at a rate of 25% that is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Capital Gains Tax

General

          Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder country of residence provides otherwise.  The law distinguishes between “Real Gain” and “Inflationary Surplus”.  Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli consumer price index between the date of purchase and the date of sale.  Real Gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003 are taxed at a rate of 25% for both individuals and corporations

Taxation of Israeli Residents

          Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as us). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses (in which case the capital gain will be taxed at a rate of 25%) and does not apply to: (i) dealers in securities (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals); (ii) shareholders that report in accordance with the Inflationary Adjustment Law (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals); or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Taxation of Non-Israeli Residents

          Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders are not subject to the Inflationary Adjustment Law and did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Taxation of Residents of the United States under the U.S. Treaty

          Residents of the United States generally will be subject to withholding tax in Israel deducted from dividends paid, if any, on the ordinary shares.  Generally, under the Convention between the Government of the United States and the Government of the State of Israel with respect to Taxes on Income (referred to as the “US Treaty”), the maximum withholding tax on dividends paid to a holder of ordinary shares or ADSs who is a resident of the United States (as defined in the US Treaty) will be 25% (and if such shareholder is a U.S. corporation holding at least 10% of the issued voting stock through out the tax year in which the dividend is distributed as well as the previous tax year then, the maximum tax on dividend is 12.5%).  The US Treaty exempts from taxation in Israel any capital gain realized on the sale, exchange or other disposition of ordinary shares or ADSs by a holder that is a resident of the United States for purposes of the US Treaty, and that owns directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition.

          Sellers of ordinary shares, who are residents of the United States and who hold 10% or more of the outstanding ordinary shares at any time during such 12-month period will be subject to Israeli Capital Gains Tax. However, under the US treaty, residents of the United States (as defined in the US Treaty) would be permitted to claim a credit for this tax against U.S. federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The US treaty does not relate to U.S. state or local taxes.

United States Information Reporting and Backup Withholding

          Dividend payments made to holders, and proceeds paid from the sale, exchange, or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible US federal backup withholding at a rate of 30% in 2002 and 28% as of 2003 and thereafter.  Certain exempt recipients (such as corporations) are not subject to these information reporting requirements.  Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding.  Any US persons required to establish their exempt status generally must file Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”).  Non-US holders generally will not be subject to US information reporting or backup withholding.  However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.  Finalized Treasury regulations have generally expanded the circumstances under which US information reporting and backup withholding may apply.

          Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability.  A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Repatriation

          Non residents of Israel who acquire any of our ADSs using non Israeli currencies will be able to repatriate dividends, liquidation distributions and the proceeds from the sale of such ADSs, into non Israeli currencies at the rate of exchange prevailing at the time of repatriation provided that any applicable Israeli income tax has been paid, or withheld, on such amounts if applicable.

United States Federal Income Tax Considerations

          Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of ordinary shares, referred to for purposes of this discussion as a “U.S. holder,” that is:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

•	In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. holder, referred to as a “Non-U.S. holder,” are discussed below.

          This summary is for general information purposes only.  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares.

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, United States Treasury Regulations promulgated there under and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-marketing accounting;

•	are tax-exempt organizations;

•	are financial institutions or “financial services entities”;

•	hold ADSs or ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	own directly, indirectly or by attribution at least 10% of the Company’s outstanding voting shares;

•	acquire their shares in a compensatory transaction; or

•	have a functional currency that is not the dollar.

          In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

          Additionally, the discussion does not consider the tax treatment of persons who hold ADSs or ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax.  Material aspects of United States federal income tax relevant to a holder other than a U.S. holder are also discussed below.

Each holder of ADSs or ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of the Company’s ADSs or ordinary shares.

Taxation of Dividends Paid on Ordinary Shares

          Unless a distribution constitutes “qualified dividend income,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. holder’s basis in the ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ordinary shares.

          Dividends paid on the ordinary shares to a non-corporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009, are taxable to the U.S. holder at a maximum tax rate of 15% provided that the shares or ADSs are held by the U.S. holder for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Such dividends are referred to as “qualified dividend income.” The dividend will not be included in “qualified dividend income,” however, to the extent that the U.S. holder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. In addition, the dividend will not be included in “qualified dividend income” if the Company was a foreign investment company, a passive foreign investment company, or a foreign personal holding company in either the taxable year of the distribution or the preceding year.

Credit for Israeli Taxes Withheld

          U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability.  The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must generally be determined on an individual basis by each shareholder.  The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income.  Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.  The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income.  However, a U.S. holder who is a natural person may elect not to be subject to the foreign tax credit limitation rules if all of that U.S. holder’s foreign source income is qualified passive income and his or her creditable foreign taxes do not exceed $300, or $600 for joint returns, in a taxable year.  Qualified passive income includes dividends and other amounts, but only to the extent the U.S. holder receives a Form 1099 or similar payee statement with respect to that qualified passive income.  A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Special rules apply in determining the foreign tax credit limitation with respect to qualified dividend income that is subject to the maximum 15% tax rate.

Taxation of the Disposition of Ordinary Shares

          Upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s basis in the ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is generally long-term capital gain and, if recognized on or after May 6, 2003 and before January 1, 2009, is generally taxed to individual U.S. holders at a maximum rate of 15% (reduced from the 20% maximum rate that applied to long-term capital gain recognized before May 6, 2003). Gains and losses recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Tax Consequences if the Company is a Passive Foreign Investment Company

          The Company will be a passive foreign investment company, or PFIC, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which the Company is considered to own 25% or more of the shares by value, is passive income. Alternatively, the Company will be considered to be a PFIC if at least 50% of the average value of its gross assets in a taxable year – calculated quarterly and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which the Company is considered to own 25% or more of the shares by value – are held for the production of, or produce, passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produced passive income. If the Company were a PFIC, and a U.S. holder did not make an election to treat the Company as a “qualified electing fund” (as described below), then:

•

“excess distributions” by the Company to a U.S. holder would be taxed in a special way.  “Excess distributions” are amounts received by a U.S. holder with respect to the Company’s shares or ADSs in any taxable year that exceed 125% of the average distributions received by that U.S. holder from the Company in (i) the three previous years or (ii) the U.S. holder’s holding period for ordinary shares before the present taxable year, if shorter. Excess distributions must be allocated ratably to each day that a U.S. holder has held the Company’s securities.  A U.S. holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year.  A U.S. holder must pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•

the entire amount of gain that was realized by a U.S. holder upon the sale or other disposition of ordinary shares will also be rated as an “excess distribution” and will be subject to tax as described above.

•

a U.S. holder’s tax basis in the Company’s shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

          The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes an election to treat the Company as a “qualified electing fund,” or QEF, in the first taxable year in which the U.S. holder owns ordinary shares. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. holder may make a QEF election only if the Company agrees to furnish the U.S. holder annually with certain tax information on a “PFIC annual information statement.” The Company does not presently prepare or provide such information, and such information may not be available to U.S. holders if the Company is subsequently determined to be a PFIC.

          A U.S. holder of PFIC stock which is publicly traded could elect to make an election to “mark-to-market” the ordinary shares annually, rather than be subject to the above-described rules. Under such election, the U.S. holder will include as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the holder’s adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

          The Company believes that it was not a PFIC in 2002. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.  Accordingly, there can be no assurance that the Company will not become a PFIC.

          U.S. holders who hold ordinary shares or ADSs during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF or mark-to-market election. A U.S. holder who beneficially owns shares in a PFIC must file an annual return with the IRS on IRS Form 8621 that describes any distributions received with respect to such shares and any gain realized on the disposition of such shares.

          U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares and ADSs in the event that the Company qualifies as a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

          Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. holder of ADSs or ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•

such item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States;

•

the Non-U.S. holder is an individual who holds ADSs or the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the Non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Information Reporting and Backup Withholding

          U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ADSs or ordinary shares.  U.S. holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. holders are subject to information reporting and back-up withholding at a rate of up to 28% on proceeds paid from the disposition of ADSs or ordinary shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

          Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ADSs or ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

10F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

10G.  STATEMENT BY EXPERTS

Not applicable.

10H.  DOCUMENTS ON DISPLAY

          Reports and other information of ours filed with the Securities and Exchange Commission can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Avenue, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.  Copies of this material are also available by mail from the Public Reference Branch of the Securities and Exchange Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

10I.  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

          We are exposed to risks deriving from changes in the exchange rate of the shekel against foreign currencies, to risks deriving from changes in the interest rates and inflation rates, and to other market risks.  From time to time, we examine the exposure and the risks that such exposures create, and take hedging measures, while taking market conditions into consideration.  However, there is no assurance that our hedging measures will offset, either in whole or in part, if at all, the financial effects deriving from adverse changes in exchange rates, interest rates, inflation rates or other market risks.  We do not hold or issue hedging instruments for the purpose of trading in them.  See Note 15 of our financial statements.

Risks Deriving from Exchange Rates

          As at December 31, 2002, we had liabilities denominated or linked to foreign currency in an aggregate amount of approximately NIS 72 million, and assets denominated or linked to foreign currency in an aggregate amount of approximately NIS 6.8 million.  Substantially all of our programming expenses, certain other expenses, and some of our capital expenditures, are denominated or linked to foreign currency (which, for the year ended December 31, 2002 was NIS 135.2 million).  On the other hand, all of our revenue (which, for the year ended December 31, 2002, was NIS 505 million) is wholly denominated in shekels.

          Subsequent to the balance sheet date, in light of the fluctuation in the exchange rate of the U.S. dollar in relation to the NIS during 2002, we entered into derivative transactions to purchase U.S. dollars at predetermined exchange rates (forward transactions). As a result of the matter described above, we recorded a financial loss in our financial statements for the first quarter of 2003 in the amount of about NIS 1.8 million.

Risks Deriving from Inflation

          Our financial expenses are affected by, among other things, the inflation rate in Israel.  High rates of inflation cause a decrease in the real value of our unlinked assets, which in turn, causes an increase in our financial expenses.  Likewise, high rates of inflation cause a decrease in the real value of our unlinked liabilities, which in turn, causes a decrease in our financial expenses.

          Regarding our assets and liabilities that are linked to the Israeli consumer price index and unlinked, see Note 15 of our financial statements.

          Further, we may be unable to update the fees we collect from our subscribers in order to keep pace with inflation, due to regulatory restrictions and/or market factors.  This may cause a decrease of our income in real terms.

Risks Deriving from Interest Rates

          In addition to the exchange rate exposure, as described above, we have short term loans bearing variable interest rates, which are linked to the prime interest rate, determined by the Bank of Israel which is the standard interest rate for inter-bank loans.  Since we present our financial statements in real terms, we are exposed to the change in the Israeli consumer price index on our interest expenses of short-term bank loans. The long-term loans, including debentures which we have issued, are mainly linked to the Israeli consumer price index plus a fixed interest percentage above the Israeli consumer price index, and some are linked to the US dollar plus a fixed interest percentage above the LIBOR.  See, “Item 18.  Financial Statements – Notes to Consolidated Financial Statements”.  We do not hedge any of our risks deriving from interest rates.

Other Market Risks

          Our operations may be affected, among other things, by legislative and regulatory changes, regulatory policy, technological changes and changes in the behavior of our customers, particularly as a result of competition in the telecommunications services market, in general, and the multi-channel television market, in particular.

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                            AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

          At our annual general shareholders meeting held on October 31, 2002, our shareholders resolved to amend our articles of association to include restrictions regarding changes of means of control of Matav, as required and set forth in our Cable Broadcast Licenses.  For information, see “Item 4B. Information on the Company – Business Overview – Our Licenses - Restrictions Upon Changes of Means of Control”.

Use of Proceeds

None

ITEM 15.           CONTROLS AND PROCEDURES

          Within 90 days prior to the date of this annual report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

          In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

          Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place.

ITEM 16.           [RESERVED]

PART III

ITEM 17.          FINANCIAL STATEMENTS

          We have responded to “Item 18. Financial Statements” in lieu of responding to this Item.

ITEM 18.          FINANCIAL STATEMENTS

          The following financial statements are filed as part of this annual report.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Auditors	F-2 – F-4

Consolidated Balance Sheets of December 31, 2001 and 2002	F-5 – F-6

Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002	F-7

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002	F-8 – F-9

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	F-10 – F-12

Notes to Consolidated Financial Statements	F-13 – F-64

I.C.P. – Israel Television Programming Company Ltd.

Report of Independent Auditors

ITEM 19.          EXHIBITS

          The exhibits filed with or incorporated by reference into this annual report are listed on the index of exhibits below.

Exhibit Number	Description

1.1	Matav’s Articles of Association, as adopted on December 31, 2000 and amended on October 31, 2002

*1.2	English translation of Matav’s Memorandum of Association

*2(a)	Specimen Certificate for American Depository Shares

3.1	English translation of Shareholders Agreement dated October 18, 1993

3.2	English translation of Amendment to Shareholders Agreement dated October 18, 1993, dated July 8, 2002

**4(a)(i)-A	English summary of Merger Arrangement dated December 31, 2001

4(a)(i)-B	English summary of final version of Merger Agreement dated February 2003

†4 (b)(ii)(b)-A

English translation of Cable Broadcast License dated April 30, 2002, as amended, granted to Matav- Cable Systems Media Ltd., and Cable Broadcast License dated April 30 2002, as amended, granted to Matav - Cable Systems Media Haifa - Hadera Ltd.

4(b)(ii)(b)-B	English translation of Telecommunications Infrastructure License dated March 27, 2002 granted to Matav Infrastructure 2001 L.P.

**4(b)(ii)(b)-C	English summary of Broadcasting HeadEnd License dated May 2, 2002 granted to Cable Systems Media Haifa - Hadera Ltd.

4(c)	English translation of 2001 Senior Employee Option Plan

6	See Note 2(m) to our financial statements for information explaining how net loss per share information was calculated

8	List of Subsidiaries

10.1	Consent of Kost, Forer and Gabay

99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-4822).
**	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2001.
†

The terms of the Cable Broadcast License granted to Matav Cable Systems Media Haifa - Hadera Ltd. are substantially identical to the terms of the Cable Broadcast License granted to Matav Cable Systems Media Ltd.  In accordance with Rule 12b-31, only the latter is exhibited hereto (Exhibit 4 (b)(ii)(b)-A).  The only substantial differences between the two licenses are in relation to fees and license areas.  An English translation of the annexes of the licenses relating to these issues is exhibited hereto separately for each license.

GLOSSARY OF SELECTED TERMS

          The following explanations are not intended as technical definitions, but to assist the reader to understand certain terms as used in this annual report.

GLOSSARY

ADSL:asymmetric digital subscriber line, refers to a modem technology that provides enhanced and affordable access to the Internet, video streaming, and a wide variety of other multimedia broadband services over existing copper twisted-pair wire-lines. The ADSL is the basic and most commonly used technology (of the DSL family) offered by telecommunication companies.

Broadband: a general term used to describe wide bandwidth equipment or networks which carry large amounts of analog and digital information over a frequency spectrum. A broadband cable television and telecommunications network can deliver multiple channels and other services.

Buildout: refers to the process of digging, laying cable, filling, and covering underground trenches in the streets which pass by the homes and installing and connecting the necessary electronic equipment in a license area.

Cable television: refers to a cable television network which employs transmission over coaxial and/or fiber-optic cable to transmit multiple channels carrying images, sound and data, between a central facility and an individual subscriber’s television set. Networks may allow one-way or two-way transmission from a HeadEnd to a subscriber with a return path to the HeadEnd.

Cable television operator: refers to the entity which has been granted a Cable Broadcast License, by the Ministry of Communications pursuant to its authority under regulations promulgated within the scope of the Telecommunications Law, for the purpose of providing cable television services for a specific license area, building and operating a cable television network. The current cable television operators previously operated under exclusive franchises granted by the Ministry of Communications.

Churn: refers to the discontinuance of cable television services to a subscriber either, voluntarily or involuntarily, and commonly measured as a rate from period to period. Subscribers who disconnect and simultaneously reconnect are not included as having disconnected for purposes of calculating the churn rate.

Churn rate: refers to cable television subscriber termination rates expressed by calculating the total number of disconnected cable television subscribers during the relevant period as a percentage of the average number of cable television subscribers during that period.

Coaxial cable: refers to a cable consisting of a central conductor surrounded by and insulated from another conductor. It is the standard material used in traditional cable television networks. Signals are transmitted through this cable at different frequencies, giving a channel capacity greater than the capacity of a twisted pair cable, but smaller than the capacity of a fiber-optic cable.

Council: refers to the Israeli Council for Cable and Satellite Broadcasting.

Dish: refers to an antenna shaped like a dish used to receive television signals from a satellite.

DBS: refers to direct broadcasting satellite services.

Download: refers to the transfer of information from the network to a computer, such as games or music files.

Downstream Path:refers to a broad-band (85-860MHz), “One-to-Many” HFC network segment, which carries RF signals (TV Channels) from the network HeadEnd, “Down” to all the subscribers homes.  (Very basic, One-Way Cable services utilize the downstream path only).

DSL:digital subscriber line, refers to a modem technology that provides enhanced and affordable access to the Internet, video streaming, and a wide variety of other multimedia broadband services over existing copper twisted-pair wire-lines; DSL operates with different data rates in the two directions.  The ADSL is part of the DSL technology family.

EPG Services: refers to electronic program guide services and broadcasting.

Fiber-optic cable: refers to a cable made of glass fibers through which signals are transmitted as a light energy. This cable is capable of carrying a large number of channels and other data and telecommunications information.

GSM: refers to the global system for mobile communications. This system is a comprehensive digital standard for the operation of all elements of a cellular telephone system. GSM originated in Europe, but is now the most popular digital mobile telephone standard used worldwide.

HeadEndrefers to a collection of hardware, typically including, satellite dishes, satellite receivers, modulators, amplifiers and videocassette playback machines. After being processed, signals are then combined for distribution within the cable television network.

High Speed Internet over cable: refers to High Speed Internet access over cable broadband infrastructure, through the use of a cable modem and personal computer.

Homes passed: is an expression in common usage and referring to the measurement of the size of a cabled area, meaning the total number of premises which have the potential of becoming connected to a cable television network. A home is deemed passed if it can be connected to the cable television distribution network without further extension of trunk transmission lines.

Inside Wiring: refers to a part of the public telecommunications network that is located in the premises of the subscriber, and is designed to serve the premises of only such subscriber

Interactive services: refers to different services by way of interactive applications that are provided to our digital subscribers through the use of the subscriber’s digital set-top box, such as Games Channels, Horoscopes, Weather and Classifieds.

LMDS: refers to local multipoint distribution system, which is a point to multipoint service with a two-way capability to transmit voice, data and video information. LMDS offers innovative consumer services such as two way interactive video, advanced teleconferencing, telemedicine, telecommuting and high-speed data services.

Minister: refers to the Israeli Minister of Communications

Off-air TV: refers to over-the-air broadcast television channels that are available to viewers in Israel free of charge. Currently, such channels are the Israel Broadcast Authority (Channel 1 and 33), the Middle East Channel, the commercial channels (Channel 2 and 10), the general Russian Channel and other off-air channels, which broadcast from other selected countries.

Pay-Per-View: refers to the payment made for individual cable television films or events on per program basis.

Penetration: refers to the measurement of the take-up of cable television services. Penetration is calculated by dividing the total number of subscribers by the total number of homes passed.

PMB: plastic media blast. Refers to plastic granules used for paint and surface cleaning in the electronic industries, aircraft, space and defense maintenance industries as well as in the chemical, glass, plastic, rubber and food industries.

PVR: personal video recorder.  Refers to a device, based on large storage (hard-drive) and an easy-to-use user interface, which enables digital smart recording/playback of video content. PVR can also be used as a limited substitute to video on demand (or ‘VOD’) services (while the content is pre-loaded in advance and watched by the user later-on).  PVRs can either be embedded within a digital set-top box or function as a “stand-alone” device.

SMATV: satellite master antenna television systems. Refers to a television program delivery system to multiple dwelling units utilizing satellite transmissions.

Subscriber: refers to a subscriber to a cable television distribution system for cable television services.

Set-top box:refers to an auxiliary device that usually rests on top of or adjacent to a television receiver. The set-top box is used to receive analog or digital transmissions and digital television to be viewed on an ordinary television set. The set-top device may convert television or signals to a form or format that allows end-user channel selection or interaction. It may tune channels that the television does not tune and may include descrambling circuitry. It may also include an electronic program guide.

Standard fiber optic links:refers to broadband communication link which utilizes fiber optic transmission technology.

Telecommunications Law: refers to the Israeli Telecommunications Law (Telecommunications and Broadcasting), 1982, as amended, and the rules and regulations promulgated thereunder by the Ministry of Communications and the Council for Cable and Satellite Broadcasting. The Telecommunications Law governs the licensing and operation of the telecommunications industry in the State of Israel.

Telephony: refers to the provision of telephone services.

Terminal equipment: refers to telecommunications equipment for use by a subscriber, which is or is intended to be connected from the subscriber’s premises to the public telecommunications network by means of an interface intended for this purpose

Two-way network: refers to a network which allows the sending and receiving of signals (as opposed to a one-way network).

Upload: refers to the transfer of information from a computer to the network, such as sending an e-mail.

Upstream Path: refers to a broad-band (5-65MHz), “Many-to-One” HFC network segment, which carries RF signals back from all the subscribers’ homes “UP” to the network HeadEnd. Together with the downstream path, the Upstream creates BI-Directional network, which enables the deployment of advanced, Two-Way services (such as Fast-Internet-Access, Interactive TV and cable telephony).

VOD: refers to video on demand, a service that allows television viewers to instantaneously select and view video materials (such as movies, television series) at any time they choose (regardless of the broadcast line-up of the channel/s). VOD services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder.  Due to its highly demanding bandwidth requirements, VOD services are limited for implementation on broadband platforms only.

          The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATAV – CABLE SYSTEMS MEDIA LTD.

/s/ Shalom Bronstein

Name:	Shalom Bronstein
Title:	Chief Financial Officer

Date:	June 30, 2003

/s/ Amit Levin

Name:	Amit Levin
Title:	Chief Executive Officer

Date:	June 30, 2003

CERTIFICATIONS

I, Amit Levin, certify that:

1. I have reviewed this annual report on Form 20-F of Matav-Cable Systems Media Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Amit Levin

Amit Levin
Chief Executive Officer

I, Shalom Bronstein, certify that:

1. I have reviewed this annual report on Form 20-F of Matav-Cable Systems Media Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Shalom Bronstein

Shalom Bronstein
Chief Financial Officer

MATAV - CABLE SYSTEMS MEDIA LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

INDEX

Page

Report of Independent Auditors	F-2 - F-4

Consolidated Balance Sheets	F-5 - F-6

Consolidated Statements of Operations	F-7

Statements of Changes in Shareholders’ Equity	F-8 - F-9

Consolidated Statements of Cash Flows	F-10 - F-12

Notes to the Consolidated Financial Statements	F-13 - F-64

ERNST &YOUNG	•	Kost Forer & Gabbay 3 Aminadav St. Tel-Aviv 67067, Israel	•	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MATAV – CABLE SYSTEMS MEDIA LTD.

          We have audited the accompanying consolidated balance sheet of Matav — Cable Systems Media Ltd.  (“the Company”) and its subsidiaries as of December 31, 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the previous years were audited by other auditors who expressed  their unqualified opinion on those financial statements on March 13, 2002.

          We did not audit the financial statements of affiliated companies. The Company’s share in equity, as reflected in the balance sheet as of December 31, 2002, is adjusted NIS 20,113 thousand, and the Company’s share in their profit for the year ended December 31, 2002, is adjusted NIS 11,119 thousand. The financial statements of the affiliated companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

          We conducted our audits in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance)-1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the year ended December31, 2002, in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States, to the extent summarized in Note 20.

ERNST &YOUNG	•	Kost Forer & Gabbay 3 Aminadav St. Tel-Aviv 67067, Israel	•	Phone: 972-3-6232525 Fax: 972-3-5622555

          As explained in note 1b, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

          Without qualifying our opinion, we draw attention to claims filed against the Company its subsidiaries and affiliated companies as described in Notes 4 and 12.

Tel-Aviv, Israel	/s/ KOST FORER & GABBAY KOST FORER & GABBAY
March 30, 2003	A Member of Ernst & Young Global

Except for Note 19
for which the date is
June 30, 2003

Kesselman & Kesselman
Certified Public Accountants
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O Box 452 Tel Aviv 61003
Telephone +972-3-7954555
Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MATAV — CABLE SYSTEMS MEDIA LTD.

We have audited the consolidated balance sheet of Matav - Cable Systems Media Ltd. (the “Company”) and its subsidiaries as of December 31, 2001 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2001.
These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an associated company, the Company’s share in equity in net interest in which, as reflected in the balance sheet as of December 31, 2001, is adjusted NIS 1,079,000 and the Company’s share in the losses of which, is adjusted NIS 1,826,000 in 2001 and the Company’s share in the profit of which, is adjusted NIS 858,000 in 2000. The financial statements of the associated company were audited by other independent auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based solely on the report of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and the consolidated results of their operations, the changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net income for the years ended December 31, 2001 and 2000, and the determination of shareholders’ equity as of December 31, 2001, to the extent summarized in note 20.

As explained in note 1b, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we draw attention to claims filed against the Company and one of its subsidiaries, as described in note 12.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel	Kesselman & Kesselman
March 13, 2002	Certified Public Accountants (Isr.)

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2002

				Convenience translation
				(Note 2c)
		December 31,
				December 31, 2002
		2001	2002

	Note	Adjusted NIS		U.S. dollars

		(In thousands)

ASSETS

CURRENT ASSETS:	15
Cash and cash equivalents		503	7,749	1,636
Trade receivables	3a	73,722	70,010	14,779
Affiliated companies - current account		1,001	-	-
Other accounts receivable	3b	16,002	18,178	3,837

Total current assets		91,228	95,937	20,252

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies	4a	21,339	22,828	4,819
Investments in other companies	4b	25,684	16,551	3,494
Long-term loans granted to employees		2,042	623	132
Severance pay fund	9	-	322	68

		49,065	40,324	8,513

FIXED ASSETS:	5
Cost		1,909,641	2,025,205	427,529
Less - accumulated depreciation		851,606	1,014,244	214,111

		1,058,035	1,010,961	213,418

OTHER ASSETS AND DEFERRED CHARGES	6
Net of accumulated amortization		8,151	7,054	1,489

		1,206,479	1,154,276	243,672

The accompanying notes are an integral part of the consolidated financial statements

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2002

				Convenience translation
				(Note 2c)
		December 31,
				December 31, 2002
		2001	2002

	Note	Adjusted NIS		U.S. dollars

		(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank credit	7	537,841	523,950	110,608
Current maturities of debentures	11	34,311	34,375	7,257
Trade payables	8a	112,714	85,663	18,084
Affiliated companies - current account		9,027	2,733	577
Other accounts payable	8b	53,713	86,226	18,203

Total current liabilities		747,606	732,947	154,729

LONG-TERM LIABILITIES:
Accrued severance pay, net	9	110	-	-
Loans and debentures (net of current maturities):
Loans from bank and others	10	189,731	144,801	30,568
Debentures	11	135,002	101,363	21,399
Customers’ deposits for converters, net of accumulated amortization	2i	19,600	25,283	5,335

Total long-term liabilities		344,443	271,447	57,302

COMMITMENTS AND CONTINGENT LIABILITIES AND COLLATERALS	12

SHAREHOLDERS’ EQUITY:
Share capital:	13
Ordinary shares of NIS 1.00 par value; Authorized - 100,000,000 shares; Issued and outstanding; (December 31, 2002 and 2001 30,203,918 shares)		49,816	49,816	10,516
Additional paid-in capital		409,332	409,000	86,343
Accumulated deficit		(277,247)	(242,776)	(51,252)

		181,901	216,040	45,607
Less - cost of Company’s shares held by a subsidiary (December 31, 2002 – 1,343,497: December 31, 2001 - 1,370,148 shares)		(67,471)	(66,158)	(13,966)

Total shareholders’ equity		114,430	149,882	31,641

		1,206,479	1,154,276	243,672

The accompanying notes are an integral part of the consolidated financial statements

March 30, 2003

Date of approval of the financial statements	Shmuel Dankner Chairman of the Board of Directors	Amit Lavin Chief Executive Officer

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Adjusted to the NIS of December 2002

					Convenience translation
					(Note 2c)

		Year ended December 31,			Year ended
					December 31, 2002
		2000	2001	2002

	Note	Adjusted NIS			U.S. dollars

		(In thousands)

REVENUES	2h	483,791	478,362	505,009	106,609

OPERATING EXPENSES:
Depreciation		116,506	145,007	165,093	34,852
Other operating expenses	16a	301,850	348,463	352,044	74,318

Total operating expenses		418,356	493,470	517,137	109,170

Gross profit (loss)		65,435	(15,108)	(12,128)	(2,561)

Selling, marketing, general and administrative expenses:	16b
Selling and marketing		66,045	59,082	41,420	8,744
General and administrative		62,186	58,143	47,019	9,925

		128,231	117,225	88,439	18,669

Operating loss		(62,796)	(132,333)	(100,567)	(21,230)
Financial expenses, net	16c	(34,984)	(53,083)	(49,008)	(10,346)
Other income, net	16d	1,026	3,111	283,859	59,924

Income (loss) before taxes on income		(96,754)	(182,305)	134,284	28,348
Taxes on income	14	174	(442)	110,932	23,418

Income (loss) from operations of the Company and its subsidiaries		(96,928)	(181,863)	23,352	4,930
Equity in earnings (losses) of affiliated companies, net	4	(131,024)	(80,329)	11,119	2,347

Net income (loss)		(227,952)	(262,192)	34,471	7,277

Earnings (loss) per ordinary share	2m	(7.88)	(9.09)	1.19	0.25

Earnings (loss) per ADS	2m	(15.77)	(18.18)	2.39	0.5

Weighted average number of shares outstanding	2m	28,914	28,834	28,860	28,860

Weighted average number of ADSs outstanding	2m	14,457	14,417	14,430	14,430

The accompanying notes are an integral part of the consolidated financial statements

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Adjusted to the NIS of December 2002

	Share capital		Additional paid-in capital	Foreign currency translation adjustments of financial statements of an associated company	Retained earnings (accumulated deficit)	Cost of Company’s share held by a subsidiary	Total

	Number of shares	Amount

	In thousands	Adjusted NIS in thousands

Balance at January 1, 2000	27,578	47,000	286,249	(841)	213,955	-	546,363
Net loss	-	-	-	-	(227,952)	-	(227,952)
Exercise of stock options by employees and exercise of series 1 warrants (Note 13b and c)	1,207	1,309	*) 55,256	-	-	-	56,565
Erosion in value of dividend proposed in 1999	-	-	-	-	(1,058)	-	(1,058)
Foreign currency translation adjustments	-	-	-	841	-	-	841

Balance at December 31, 2000	28,785	48,309	341,505	-	(15,055)	-	374,759
Net loss	-	-	-	-	(262,192)	-	(262,192)
Exercise of stock options by employees and exercise of series 1 warrants (Note 13b and c)	49	53	*) 2,076	-	-	-	2,129
Acquisition and exercise of Company’s Series 1 warrants by a subsidiary	1,370	1,454	*) 65,751	-	-	(67,471)	(266)

Balance at December 31, 2001	30,204	49,816	409,332	-	(277,247)	(67,471)	114,430
Net income	-	-	-	-	34,471	-	34,471
Sale of the Company’s shares held by a subsidiary	-	-	(332)	-	-	1,313	981

Balance at December 31, 2002	30,204	49,816	409,000	-	(242,776)	(66,158)	149,882

*)        Net of issuance costs.

The accompanying notes are an integral part of the consolidated financial statements

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Convenience translation (Note 2c)

	Share capital	Additional paid-in capital	Accumulated deficit	Cost of Company’s shares held by a subsidiary	Total

	U.S. dollars in thousands

Balance at January 1, 2001	10,516	86,412	(58,529)	(14,243)	24,156
Net income	-	-	7,277	-	7,277
Sale of the Company’s shares held by a subsidiary	-	(69)	-	277	208

Balance at December 31, 2002	10,516	86,343	(51,252)	(13,966)	31,641

The accompanying notes are an integral part of the consolidated financial statements

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2002

				Convenience translation
				(Note 2c)

	Year ended December 31,			Year ended
				December 31,
	2000	2001	2002	2002

	Adjusted NIS			U.S. dollars

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(227,952)	(262,192)	34,471	7,277
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities (a)	220,774	281,289	(126,391)	(26,681)

Net cash provided by (used in) operating activities	(7,178)	19,097	(91,920)	(19,404)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(375,927)	(258,186)	(78,773)	(16,629)
Investment in affiliated companies (shares and capital notes)	(31,326)	(3,585)	-	-
Repayment of long-term loans to affiliated companies	-	-	470	99
Deposit in trust, net	-	-	1,873	395
Investment in other assets	-	(1,086)	(2,980)	(629)
Proceeds from sale of investment in an affiliated company	-	21,046	311,706	65,803
Proceeds from sales of investment in another company	5,236	-	-	-
Proceeds from sale of fixed assets	686	2,050	1,267	267

Net cash provided by (used in) investing activities	(401,331)	(239,761)	233,563	49,306

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options by employees and exercise of series 1 warrants, net of issuance costs	56,565	2,129	-	-
Acquisition and exercise of Company’s Series 1 warrants by a subsidiary	-	(266)	-	-
Sale of the Company’s shares held by a subsidiary	-	-	981	207
Sale of debentures of the Company by a subsidiary	-	23,713	-	-
Receipt of long-term loans from banks and others	236,430	25,738	6,632	1,400
Repayment of long-term loans to banks and others	(1,659)	(2,180)	(131,904)	(27,845)
Repayment of debentures	(29,183)	(29,046)	(34,280)	(7,237)
Short-term bank credit, net	203,933	199,441	24,174	5,103
Dividend paid	(226,021)	-	-	-

Net cash provided by (used in) financing activities	240,065	219,529	(134,397)	(28,372)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(168,444)	(1,135)	7,246	1,530

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	170,082	1,638	503	106

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	1,638	503	7,749	1,636

The accompanying notes are an integral part of the consolidated financial statements

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2002

					Convenience translation
					(Note 2c)

		Year ended December 31,			Year ended
					December 31,
		2000	2001	2002	2002

		Adjusted NIS			U.S. dollars

		(In thousands)
(a)	Adjustments required to net reconcile income (loss) to net cash provided by (used in) operating activities:
	Income and expenses not involving cash flows:
	Equity in losses (earnings) of affiliated companies, net	131,024	80,329	(11,119)	(2,347)
	Depreciation and amortization	119,787	146,958	168,913	35,658
	Deferred income taxes, net	174	1,567	-	-
	Accrued severance pay	1,768	(381)	(432)	(91)
	Loss (gain) on:
	Changes in percentage of shareholding in an affiliated company (including from sale of shares)	-	(5,242)	(302,376)	(63,833)
	Sale and write-off of investment in other companies	(4,394)	-	9,133	1,928
	Sale of fixed assets	88	2,756	45	9
	Linkage differences on principal of debentures	329	382	705	149
	Linkage differences on principal of long-term loans to banks and other, net	833	1,389	(397)	(84)
	Erosion of deposit in trust	-	-	(1,873)	(395)

		249,609	227,758	(137,401)	(29,006)
	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables	2,391	(1,902)	3,712	784
	Decrease (increase) in affiliated company - current accounts	(8,950)	9,654	1,001	211
	Decrease (increase) in other accounts receivable	(2,300)	2,928	(757)	(160)
	Increase (decrease) in trade payables	13,661	20,201	(24,848)	(5,245)
	Increase (decrease) in affiliated company - current accounts	1,343	4,660	(6,294)	(1,329)
	Increase (decrease) in other accounts payable	(29,024)	8,033	32,513	6,864
	Increase (decrease) in customers’ deposits for converters, net	(5,956)	9,957	5,683	1,200

		(28,835)	53,531	11,010	2,325

		220,774	281,289	(126,391)	(26,681)

The accompanying notes are an integral part of the consolidated financial statements

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2002

					Convenience translation
					(Note 2c)

		Year ended December 31,			Year ended
					December 31,
		2000	2001	2002	2002

		Adjusted NIS			U.S. dollars

		(In thousands)
(b)	Supplementary cash flows information:

	Cash paid during the year for:
	Interest	21,269	54,703	51,867	10,949

	Taxes on income *)	(948)	(1,005)	(* 71,962	15,191

(c)	Supplementary information on investing activity not involving cash flows:

	Purchase of fixed assets against credit from suppliers	38,664	58,449	58,758	12,404

*)	Reflects the payment of the tax to the tax authorities, which derived from the transaction of the sale of the Partner shares. See also Note 4a.

The accompanying notes are an integral part of the consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTE 1:-	GENERAL

	a.	Operations:

1.

Matav - Cable Systems Media Ltd. (the “Company”) and its wholly-owned subsidiary, Cable Systems Media Haifa-Hadera Ltd. (“CSM Haifa”), operate in cable television (“CATV”) broadcasting. The Company and CSM Haifa have been granted five exclusive licenses to operate CATV systems in several franchise areas in Israel: Bat-Yam, Holon, Haifa, Natanya, Hadera, Kiryat Shemona, Safed, the Golan Heights and the Sea of Galiliee area. The Company commenced commercial broadcasts in March 1990.

The licenses were granted to the Company and CSM Haifa under the Israeli Telecommunications Law, 1982, and the rules and regulations promulgated thereunder (the “Telecommunications Law”), which determine the framework in which the Company operates and the obligations it is required to fulfill. The Telecommunications Law sets maximum subscription fees, milestones and restrictions on transfer and allotment of shares among the license holders. The licenses were issued for terms of 12 years, except for one license that was issued for 15 years.

On July 25, 2001, the Kneset (Israeli Parliament) approved an amendment to the Telecommunications Law. Amendment 25 settles the licensing of CATV broadcasting by establishing a policy of long-term, non-exclusive licenses, as opposed to the exclusive regional CATV broadcasting licenses granted to Matav, for set periods, prior to said amendment. As a result of the approval of Amendment 25, licenses conferring exclusive rights in certain areas cannot be granted. Pursuant to the amendment, the CATV operators are entitled to apply for a license to provide telecommunications services, a non-exclusive license for CATV broadcasting and a non-exclusive license for a broadcasting center. Under the amendment, all the CATV operators can also apply to operate jointly once they have received their CATV licenses. The grant of the licenses is conditional on fulfilling certain conditions stipulated in the amendment to the Telecommunications Law. The condition for receiving the licenses is that the aforementioned application must be submitted within 60 days of the amendment being published in the Official Publication of the Israeli Government. The Group and the other two CATV operators have submitted such applications. At the beginning of 2002, Matav Group was granted long-term non-exclusive licenses for the same areas that were mentioned above, which came in place of franchises based on which, Matav operated until that date.

In accordance with the provisions of Amendment No. 25 and according to the Council resolution dated June 2002, CATV franchise will annually invest an amount of 8%-12% of annual revenues from subscription fees (in 2001-2003 a rate of 8% was determined and in later years, the rate shall be determined according to council’s resolution while taking into account merger of the cable companies, if such will occur) in local production. According to the valuation of Company’s management commited by the Company for local production in initial broadcasting in 2001 and 2002 is higher than 8% of its annual revenues from the subscription fees for the same years.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (Cont.)

2.

On April 5, 2001, the Council of Cable and Satellite Broadcasting (“the Council”) had published its decision regarding joint channel broadcasting (“tiering”). This technique enables the Company to provide to its digital services subscribers a basic broadcasting package in consideration of fixed subscription fees and to provide additional channels that will expand the basic package, in consideration of additional fees.

Based on the terms of broadcasting licenses, Matav must provide to all of its subscribers a basic package in an analogue and/or digital broadcasting method. In accordance with the general license provisions for cable broadcasting, Matav may request the council to reduce the basic broadcasting. In the event that broadcasts were removed from the basic broadcasts, in respect of which, a maximum tariff was determined in the license, the council may, subject to the minister’s approval, direct the reduction of the maximum tariff at a rate to be determined by the council, provided that the license owner was given the opportunity to assert his claims. As of today, the broadcast package, for which a maximum tariff was set in the licenses is the basic analogic package, however, in the merger resolution of the council, it was determined that the council is authorized to direct the cable companies to reduce the basic analogic package.

Marketing of tiering broadcasting packages began at August 2001.

Matav committed to the minister of communications that it shall provide its subscribers with digital converters (for a main extension) according to the actual demand of its subscribers, as follows: during 2001, up to 100,000 digital converters shall be provided; in 2002, 70,000 digital converters shall be provided; and during 2003, 60,000 digital converters shall be provided ( the balance of the demand for the converters, as above, shall be provided in 2004).

As per the estimate of the Company’s management, as of the date of the financial statements, the Company fulfills this commitment.

3.

On January 5, 1999, the Kneset approved an amendment to the Bezeq Law, according to which the Ministry of Communications may grant a license for direct broadcasting via satellite (“DBS”). On January 21, 1999, the Ministry of Communications granted D.B.S. Satellite Services (1998) Ltd. (“Yes”) a license for providing television broadcasts via satellite. The DBS commenced operations in July 2000.

In January 2002, the Minister of Communications issued administrative directives with respect to allowing the utilization of subscriber lines (“the administrative directives”). The administrative directives stipulate that the Company would be obligated to allow Yes to utilize the lines of the subscribers of the Company, and that Yes would be obligated to allow the Company to utilize the lines of the subscribers of Yes. The administrative directives also establish instructions regarding payments that Yes is to pay the Company in respect of the use of a subscriber line which is located in an apartment that is part of a shared building, as well as instructions as to the amounts the Company is to pay Yes for such use of subscriber lines.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (Cont.)

4.	Approvals for the merger of the cable activities:

In March 2002, the council consented to the merger, provided that certain conditions made by the council for the merger, are fulfilled. The council’s conditions for the merger, included, inter alia, provisions in respect of: (1) the provision of broadcasting rights to Yes in channels 3,4 and 5 until December 31, 2003 or upon reaching 500,000 Yes subscribers, whichever is earlier and with respect of channel 6, until January 3, 2003, or upon reaching 500,000 Yes subscribers, whichever is earlier; (2) unbundling obligation, according to which, the parties to the merger, including any related corporation or anyone who may be linked to them who owns cable network, to transfer for a payment, its broadcasts of every special license owner for cable broadcast and anyone who holds a general license for cable broadcasting, operating in the digital method and which the council shall direct the transfer of their broadcasts as above, to the subscribers of the parties to the merger, subject to restrictions as to the broadcast capacity; (3) a maximum price to be collected by the parties to the merger for the basic packages that are marketed to subscribers; (4) the control in the merged companies; (5) reduction in the number of independent channels that may be produced by the parties to the merger; (6) deposit of a revolving autonomous bank guarantee, unlimited in time, with the council. The cable companies submitted to the council their comments and objections in connection with the council’s conditions for the merger. The council’s reply on this matter has not yet been received.

In April 2002, approval for the merger was obtained from the General Director of the Antitrust Authority. In his ruling, it was determined that the broadcasting activities and the infrastructure services will be split into separate companies.

In addition, among others the ruling is contingent on the fact that the merged cable company will permit the use of the infrastructure that it owns by other holders of broadcasting licenses, that the broadcasting company will not hold more than two channels from the basic package and that the infrastructure company will begin to provide immobile telephony services in Israel within two years upon receipt of the licenses or three years upon receipt of the merger approval.

The merger is still conditional on additional approvals, among which are, the updated approval of the tax authorities, the signing of a detailed merger agreement between the shareholders of the cable companies, an arrangement with the banks and the ratifications of the meetings of the creditors and shareholders of the cable companies and an approval from the Israeli Court.

In November 2002, the Company’s Board of Directors approved and authorized its management to sign the agreements related to the merger of the cable companies, including the merger agreement, the shareholders agreement, the financing arrangements with the banks, etc. In addition, following the signing of the aforesaid agreements, the Board of Directors instructed the subsidiary to convene a meeting of the creditors and debenture holders for the purpose of ratifying the Company’s commitment to the aforesaid merger agreements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (Cont.)

The parties to the merger have agreed on the principles of the split of the rights in the merged company based on (among others) the respective number of their subscribers prior to the merger (subject to adjustments).

As to the Company’s shares held by CSM Haifa, the parties to the merger have agreed that the Company’s shares will be transferred to the Company or to a different wholly-owned subsidiary, prior to the merger.

5.

On March 27, 2002, the Group received a license to provide fixed domestic telecommunication services from the Ministry of Communications and to operate its Cable network as a telecommunication network for the provision of telecommunication services (the “license”). The license is granted for a period of 15 years and can be extended for an additional period of 10 years. Services to the Group’s customers commenced in April 2002.

The access to fast internet services are provided through the subsidiary, Matav Infrastructures and are transferred over the cable infrastructures of the Group.

In addition, the Group has invested in ventures relating to the Internet and interactive communications through the associated company Nonstop Ventures Ltd. (“Nonstop Ventures”) (see Note 4a(3)).

6.	As for the operations of I.C.P. - Israel Cable Programming Company Ltd. (“ICP”), an affiliated company owned by the Company and the other CATV operators in Israel, see also Note 4a(4).

7.

The wholly-owned subsidiary - Matav Investments Ltd. (Matav Investments”) - owns, approximately 7.44% (in December 31, 2001 – 15.24%) of the shares of the affiliated company, Partner Communications Company Ltd. (“Partner”). Partner operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel, see also Note 4a(2).

Matav Group can exercise significant influence, as defined in Statement 68, by virtue of an agreement, signed among the shareholders, according to which, Matav has the right to appoint two directors to serve on its behalf on Partner’s board of directors.

In April 2002, Matav Investments entered into agreements according to which it sold to a subsidiary of Hutchison Whampoa Ltd. 13,778,668 shares of Partner, which constitute 7.7% of Partner’s issued and outstanding share capital. The proceeds from the sale amounted to adjusted NIS 312 million. The capital gain (before taxes) recorded by Matav Investments from the above transaction amounts to adjusted NIS 302 million.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (Cont.)

b.	Definitions:

Subsidiary - a company or a limited partnership controlled to the extend of 50% or more, the financial statements of which have been consolidated with the financial statements of the Company.

Affiliated company - a company controlled to the extent of 20% or more, which is not a subsidiary, or a company less than 20% controlled, which complies with the condition relating to “significant influence”, as prescribed by Opinion 68 of the Institute of Certified Public Accountants in Israel (the “Israeli Institute”), the investment in which is presented by the equity method.

The Group - the Company and its subsidiaries.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel, which differ in certain respects from those followed in the United States, as described in Note 20.

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in adjusted New Israeli Shekels:

1.

The Group maintains its accounting records in nominal New Israeli Shekels (NIS). In accordance with the Statements of the Israeli Institute, all the amounts in the financial statements (including comparative figures) are presented in adjusted NIS, which have a constant purchasing power. The purchasing power of adjusted NIS reflects the average price level in December 2002, according to the Israeli Consumer Price Index (“CPI”) published on January 15, 2003 (182.0 points on the average basis of 1993 = 100).

	2.	The adjusted amounts of non-monetary assets do not necessarily represent realizable value or current economic value, but only the original historical cost of those assets in terms of adjusted NIS.

	3.	The term “cost” in these consolidated financial statements signifies cost in adjusted NIS.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of adjustments:

	1.	Balance sheet:

a)

Non-monetary items (items whose amounts in the balance sheet reflect their nominal amounts upon acquisition or incurrence, see below) have been adjusted on the basis of the changes in the Israeli CPI since their acquisition or incurrence.

Items which were treated as non-monetary include: other assets and deferred charges, property and equipment and the related accumulated depreciation, share capital and additional paid-in capital derived from cash received from shareholders.

b)

Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet as of December 31, 2002 in their nominal amounts (comparative figures have been adjusted to the December 2002 Israeli CPI).

	2.	Statement of operations:

a)

The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, labor costs, etc., have been adjusted at monthly indices at the time the related transactions were carried out or paid. The erosion of monetary balances relating to the aforesaid transactions has been included in financial income or expenses.

b)

The components of the statement of operations relating to non-monetary items included in the balance sheet, (primarily depreciation and amortization) have been adjusted on the same basis used for the adjustment of the related balance sheet items.

c)

The components of the statement of operations relating to provisions included in the balance sheet, such as liability in respect of accrued severance pay and accrued vacation pay, have been included according to the analysis of the adjusted change in the related balance sheet items after their relative cash flows are taken into account.

		d)	Income taxes:

Current taxes include payments on account during the year and the amounts outstanding as of balance sheet date (or net of the amounts claimed as returns as of balance sheet date). The payments on account have been adjusted on the basis of the Israeli CPI on the date of each payment, whereas the amounts outstanding (or claimed as refunds) were included without adjustment. In this manner, the current taxes also include the expense which derives from the erosion of the value of the payments on account from the date of payment to the end of the year.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	e)	The financing item, net, reflects real financial income and expenses, as well as the erosion of monetary balances during the year.

3.	Convenience translation into U.S. dollars:

The adjusted financial statements as of December 31, 2002 and for the year then ended, have been translated into U.S. dollars using the representative exchange rate of the U.S. dollars as of such date (U.S.$ 1 = NIS 4.737). The translation was made solely for the convenience of the readers. It should be noted that the adjusted New Israeli Shekel figures do not necessarily represent the current costs of the various elements presented, and that the translated U.S. dollar figures should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

4.	Data regarding Israeli CPI and exchange rates of foreign currency:

	1.	Assets and liabilities in or linked to foreign currency are included in the financial statements according to the representative exchange rates as published by the Bank of Israel on December 31, 2002.

	2.	Assets and liabilities linked to the Israeli CPI are included in the financial statements according to the relevant index for each asset or liability.

The following are details of the Israeli CPI and the exchange rate of the U.S. dollar:

At December 31,:	Israeli CPI	Exchange rate of the U.S. dollar

	points *)	NIS

2002	182.0	4.737
2001	170.9	4.416
2000	168.5	4.041
1999	168.5	4.153

Changes during the year:	%	%

2002	6.5	7.3
2001	1.4	9.3
2000	-	(2.7)

*)	According to the Israeli CPI for the month ending on the balance sheet date on an average basis of 1993 = 100.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Principles of consolidation:

	1.	These financial statements include the accounts of the Company and its subsidiaries.

	2.	The significant consolidated subsidiaries are as follows:

Wholly-owned:
CSM Haifa; Matav Investments; Matav Infrastructure Ltd. Wholly-owned subsidiaries of Matav Investments:
Matav Properties Ltd; Nonstop Internet 1999 Ltd. (ceased its operations in 2001)
Wholly-owned subsidiary of Matav Infrastructure Ltd.
Matav Infrastructures 2001 - Limited Partnership.

3.

Excess of cost of investment - attributed to the non-exclusive license granted to CSM Haifa - is presented in the consolidated balance sheets under “Other assets and deferred charges” and is amortized in equal annual installments over the basic license period (12 years commencing in the year of acquisition), under general and administrative expenses.

	4.	Intercompany balances and transactions have been eliminated in consolidation.

e.	Investments:

	1.	Affiliated companies

The investment in these companies is accounted for by the equity method.

	2.	Other companies

The investment in these companies is stated at cost, net of write-down for decrease in value which is not of a temporary nature.

f.	Fixed assets:

	1.	These assets are stated at cost.

	2.	The assets (other than capitalized lease fees and leasehold improvements, see below) are depreciated by the straight-line method on basis of their estimated useful life.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Annual rates of depreciation are as follows:

%

Buildings	2-4 (mainly 2)
Cable network	8 1/3;10
Equipment in the broadcasting center and studio (primarily electronic equipment)	15
Converters	10
Computers and peripheral equipment	20 -33
Office furniture and equipment	6 - 10
Internet site development	33
Vehicles	15

Capitalized lease fees are amortized by the straight-line method over the term of the lease.

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

g.	Other assets and deferred charges:

	1.	Other assets - excess of cost of investment in consolidated subsidiary is attributed to non-exclusive license - see d(3) above.

2.

Deferred charges in respect of issuance of debentures are amortized, using the interest method, over the life of the debentures, in proportion to the balance of debentures outstanding. The amortization is recorded under the financial expenses, net.

3.

Other assets include payment made in respect of a non-exclusive license to provide stationary communications services within Israel. The license charges will be amortized in equal annual installments over the period of the license (15 years).

h.	Revenue recognition:

	1.	Revenue from subscription fees is recognized on a monthly basis as the service is provided.

	2.	See also i below.

i.	Customers’ deposits for converters:

The Company and CSM Haifa collect deposits from their subscribers in respect of converters, in an amount not exceeding their cost. The Company and CSM Haifa partially refund the deposit when the converter is returned. The refund amount (which is linked to the Israeli CPI) is reduced to reflect 10% amortization for each year or portion of a year in which the subscriber used the converter.

The amortization of the deposits is included in revenue.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Income taxes:

1.

Deferred taxes are computed in respect of differences between the amounts presented in these financials statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see Note 14b.

Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the reported years.

2.

Taxes which would apply in the event of disposal of the investments in the subsidiaries and the affiliated companies have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments.

k.	Allowance for doubtful accounts:

The allowance is principally determined for specific debts that are doubtful of collection, based on the age of the customers’ debt.

l.	Cash equivalents:

The Group considers all highly liquid investments, which include unrestricted short-term bank deposits (up to three months from date of deposit), to be cash equivalents.

m.	Earnings (loss) per ordinary share and per American Depositary Shares (“ADS”):

Earnings (loss) per ordinary share and per ADS are computed based on the weighted average number of shares outstanding during each year (including shares issuable under the option plan for senior employees, see Note 13b and 13c, and exercise of series 1 warrants, see Note 13c).

n.	Linkage basis:

Balances whose contractual linkage terms stipulate linkage to the latest index published prior to the date of payment are stated on basis of the latest index published prior to balance sheet date.

o.	Advertising expenses:

Advertising expenses are charged to income as incurred, see also Note 16b.

p.	Derivatives:

The Company enters into forward exchange contracts to offset possible fluctuation in the NIS/dollar exchange rate. The Company does not hold or issue derivative financial instruments for trading purposes.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The forward exchange contracts are stated at fair value. Gains and losses on the forward exchange contracts are included in the financial expenses.

q.	Impairment of long-lived assets:

Statement of Financial accounting Standards (“FAS”) No. 121 of the Financial Accounting Standards Board of the United States (“FASB”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if indicators of impairment are present, the existence of impairment is identified by comparing amount of the potentially impaired assets to the undiscounted cash flows from use and eventual disposition of that asset. If the carrying amount of the assets being evaluated is greater than the undiscounted cash flows from use and eventual disposition of that asset then impairment is measured based on the excess, if any, of the carrying amount over the fair value of that asset. In reported years, no impairment loss has been recognized see also Note 20.

r.	Implementation of new accounting standards and their impact on the financial statements:

During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 until January 1, 2004. In February 2003, Accounting Standard No. 15 was published with respect to the impairment of assets.

According to Standards No. 12 and No. 17, which deal with the discontinued adjustment of financial statements, financial statements will discontinue to be adjusted for inflation in Israel commencing January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

The provisions of Accounting Standard No. 13 and No. 17 prescribe principles with respect to the effect of the changes in the exchange rates for foreign currency. These Standards replace clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements. The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods. In addition, the interim financial statements will, for the first time, include condensed segmental information similar to the information included in the annual financial statements. This Accounting Standard, which is based on International Accounting Standard No. 34, “Financial Reporting for Interim Periods”, replaces Opinion No. 43 of the Institute of Certified Public Accountants in Israel that deals with financial statements for interim periods and Opinion No. 60 that deals with the amendment of Opinion No. 43 with respect to the cancellation of the obligation to include information regarding nominal data in financial statements for interim periods. This Standard will apply in respect to financial statements for periods beginning on or after January 1, 2003.

Accounting Standard No. 15, which deals with the impairment of assets, is based on International Accounting Standard No. 36, and prescribes the accounting principles in the case of a decline/elimination of the decline, in the value of a company’s assets, including investments in investees that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

The transitional guidelines in the Standard prescribe that losses due to an impairment of assets, which derive from the application of this Accounting Standard, will be recognized in the pre-tax income. The aforesaid will not apply in the case of a loss from the impairment of an asset that was not recognized in the past only due to the fact that the total undiscounted expected future net cash flow exceeds the book value. The latter will be carried to the statement of operations under the item “Cumulative effect of the change in the accounting principle to the beginning of the year”.

Management does not anticipate that the new Standards (not including standard No. 12), as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

As for standard No. 12, management anticipates that it will have significant effect, in a positive inflationary environment, on its operations, financial position and cash flows.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-  ACCOUNTS RECEIVABLE

a.	Trade receivables:
		December 31

		2001	2002

		Adjusted NIS in thousands

	Open accounts (1) (2)	73,349	69,656
	Notes and checks	373	354

		73,722	70,010

	(1) Net of allowance for doubtful accounts	4,662	3,961

	(2)	The balance includes credit cards in the amount NIS 20,862 thousand and NIS 21,547 thousand as of December 31, 2002 and 2001, respectively.

b.	Other accounts receivable:
	Prepaid expenses (mainly in respect of the sports channel)	8,346	12,294
	Income receivable	3,034	1,731
	Government authorities	2,710	2,454
	Sundry	1,912	1,699

		16,002	18,178

NOTE 4:-  INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

a.	Invested in affiliated companies:

	1. The investment is composed as follows:
		December 31

		2001	2002

		Adjusted NIS in thousands

	Partner, see (2) below	13,630	18,751
	Nonstop Ventures, see (3) below	6,630	2,715
	ICP, see (4) below	1,079	1,362

		21,339	22,828

	The changes in the investments during 2002 are as follows:

	Balance at beginning of year:	113,887	21,339
	Changes during the year:
	Loans granted	3,585	-
	Erosion of capital note (see Note 4(3))	-	(300)
	Sale of investments	(15,804)	(9,330)
	Equity in earnings (losses)	(80,329)	11,119

	Balance at the end of the year	21,339	22,828

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (Cont.)

2.	Partner:

	a)	Partner operates a mobile telecommunications networks based upon the Global System for mobile Communications (“GSM”) Standard in Israel.

On November 1, 1999, Partner - in which the Group held by Matav Investments 20.326% of its issued capital - offered to the public abroad in an initial public offering (“IPO”) 38,888,999 ADSs, each ADS representing one ordinary share of NIS 0.01 par value of Partner, at a price of $13.50 per ADS.

Since the IPO, Partner’s ADSs are listed on the Nasdaq National Market in the United States (“NASDAQ”) and on the London Stock Exchange. Since July 2001, Partner’s shares are also listed for trading on the Tel-Aviv Stock Exchange (“TASE”).

On October 17, 2000, the Group purchased an additional 0.42% of Partner’s share capital (760,000) for adjusted NIS 20.8 million. During August and November 2001, the Company sold those shares in consideration of adjusted NIS 21.1 million. As a result of these sales, the Company recorded a capital gain of adjusted NIS 5.2 million. As to the Group’s sale of Partner shares, see Note 1(7).

The Group owns and controls at December 31, 2002 and 2001, 7.54% and 15.24%, respectively, in Partner.

The market value of Partner’s shares owned by the Company is adjusted NIS 227 million and adjusted NIS 879 million at December 31, 2002 and 2001, respectively.

As to collateral on Partner’s shares, see Note 12c(2).

	b)	Partner’s contingent liabilities:

(1)

On October 28, 1999, an Israeli consumer organization filed a claim against Partner, alleging a variety of consumer complaints and requested that this claim be approved as a class action. While the amount of the claim is substantial, the ultimate liability cannot be determined now because of the considerable uncertainties. In March 2002, the Haifa District Court decided to strike the claim.

However, another claim, involving a substantial amount that was filed by a private consumer may be brought again before the court. In June 2002, the attorney representing the consumer organization informed the Company of his intention to resume these proceedings.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (Cont.)

At this stage, Partners’ management and its legal counsel are unable to evaluate the probability of success of the claims, if and when re-opened and therefore, no provision has been made.

(2)

On July 8, 2001, Shakoland 890 (1996) Ltd. filed a claim against Partner for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim amount was set at adjusted NIS 18 million; however, this amount can be increased by the claimant.

Since preliminary proceedings between the parties are yet to take place, Partner and its legal counsel are unable to evaluate the probability of success of the said litigation and therefore no provision has been made.

(3)

On December 31, 2001, a claim was filed against Partner and other Israeli telecommunication companies together with a request to approve this claim as a class action. The claim is for air-time charged in respect of calls which were terminated due to causes other than the termination of the call by the parties thereto. The amount of the claim against Partner is estimated at approximately adjusted NIS 21 million.

In January 2003, a mutually agreed motion to strike the claim against Partner was granted by the court.

(4)

On March 20, 2002, Partner received a demand by one of the Company’s former distributors, mainly for alleged violation of his exclusive distribution agreement. The amount of the demand against the Company is set at NIS 130 million for filing purposes, although the claimant states that his damages far exceed the above amount. To the date of these financial statements, this demand has not been filed by the way of a legal claim.

At this stage, Partner and its legal counsel are unable to evaluate the probability of success of the demand if filed by the way of legal claim, and the amount of the claim, therefore no provision has been made.

(5)	On April 8, 2002 a claim was filed against Partner, together with a request to approve this claim as a class action, alleging a variety of consumer complaints.
The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages.

At this stage, no hearings have taken place and unless and until the claim is approved as a class action, Partner and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (Cont.)

In addition, Partner and its legal counsel are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

(6)

On May 21, 2002, a claim was filed against the Partner and other Israeli telecommunication companies together with a request to approve this claim as a class action. According to the claimants, the defendants have entered into agreements with commercial entities that offer the public various content services via calls to cellular telephone numbers. The claimants allege that, in fact, the calls are not carried out by wireless but via a fixed line, an act that is in violation of the law and the license. Accordingly, the claimants claim that the defendants must refund the public all the amounts that were charged in connection with said content services agreements. The claimants do not know the amount of the class action, but estimate it at NIS 600 million.

At this stage, no hearings have taken place and unless and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, Partner and its legal counsel are of the opinion that in light of those facts known at this early stage, the abovementioned amount of the claim is excessive.

(7)	Partner does not have building permits for many of its cell-sites and as a result is involved in numerous legal actions (including criminal proceedings against its officers and directors).

Most of these proceedings have been settled under pleabargaining arrangements, whereby Partner has paid fines in insignificant amounts.

Partner’s management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to Partner. Partner made no provision in respect thereof.

(8)

Partner is a party to various claims arising in the ordinary course of its operations. Partner’s management, based upon the advice of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of Partner. Partner made no provision in respect thereof.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (Cont.)

c)	The investment in Partner is composed as follows:

	December 31

	2001	2002

	Adjusted NIS in thousands

Shares:
Cost of shares	7,155	3,540
Equity in accumulated losses	(369,025)	(170,568)
Capital gain on decrease in percentage of shareholding due to the IPO	375,500	185,779

	13,630	18,751

3.	Nonstop Ventures:

	a)	The Group owns, at December 31, 2002 and 2001, 50% of Nonstop Ventures (see b) below). The Group’s investment in Nonstop ventures is composed as follows:

	December 31

	2001	2002

	Adjusted NIS in thousands

Shares:
Cost of shares	5	5
Equity in accumulated losses	(7,589)	(11,205)
Long-term loans and capital note *)	14,214	13,915

	6,630	2,715

*) Include long-term loans (bearing interest at the rate of Prime) and capital notes that bear no interest and are unlinked, effective from January 2002 (previous year included only long-term loans).

b)	Nonstop ventures is 50% owned by Matav Investments and 50% by shareholders of the Company.

Nonstop Ventures is engaged in the investments in companies and entrepreneurs whose main activities are in the area of Internet, cable and data Communications.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (Cont.)

4.	ICP:

	a)	The Company owns, at December 31, 2002 and 2001, 25.65% and 24.9%, respectively of ICP (see b. below). The Company’s investment in ICP is composed as follows:

	December 31

	2001	2002

	Adjusted NIS in thousands

Shares:
Cost of shares	73	73
Equity in undistributed profits	1,006	1,289

	1,079	1,362

b)

ICP is owned by the CATV companies in Israel (including the Company). It was formed in order to jointly acquire sole and exclusive rights to exhibit movies and television programs and to grant those rights to its shareholders for the purpose  of television transmission and broadcast.

	1)	On October 17, 1999, the cable companies and ICP filed a motion to approve a restrictive arrangement, to wit, extension of the ICP arrangement, as approved in 1996 for an additional two years.

On July 6, 2000, a ruling was rendered in the case approving the ICP arrangement through March 22, 2002, subject to the terms set forth in the resolution of the satellite and cable broadcasting council dated March 23, 2000, as to the arrangement of securing access to content, investment in local productions, the prohibition of exclusivity on the purchase of broadcasting contents, prohibition of broadcasting contents that were exclusively purchased and production via independent channel producers.

ICP is in the opinion, based on the opinion of its legal counsel, that in view of the decision of the anti trust general director from April 22, 2002, in the matter of merger of cable companies, there is no need for an approval of the restrictive trade practices court to continue the ICP arrangement, that is the continuation of joint broadcasting of channels 3 and 4 via ICP.

2)

Following the motions of Tevel Israel international Broadcasting Ltd., Gvanim cable TV Ltd. and Gvanim Krayot Cable TV Ltd.(Tevel Group) the court in Tel Aviv rendered a stay of proceedings order that was extended until April 6, 2003   ( the Order and Stay of Proceedings Period, respectively). In the framework of the order, a trustee was appointed for Tevel Group and a special administrator to manage its business in Stay of Proceedings Period and for the purpose of formulating and approving an arrangement plan and settlement between the Group, its creditors and shareholders( the Trustee).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (Cont.)

Tevel Group ( ICP’s customer) states in its financial statements as of September 30, 2002, that there is an uncertainty as to the Group’s ability to continue as a “going concern”

At this stage, ICP cannot estimate the implications of this situation on its operations in the future. Nevertheless, in view of the aforesaid, should a solution not be found for the recovery plan of Tevel Group, ICP may face cash flow difficulties in the future.

3)

On June 27, 2002, DBS satellite services (1998) Ltd.(DBS) filed a lawsuit, by way of opening motion with the district court in Tel Aviv, against ICP, which is engaged in providing broadcasting of channels 3 and 4 to DBS. In its lawsuit, DBS argues that it is not obliged to pay ICP the amounts demanded for the broadcasting rights of channel 4 and therefore ICP is not entitled to cease the provision of channel 3 broadcasting to DBS, because of its refusal to pay ICP the amounts demanded for channel 4 broadcasting.

In the context of the lawsuit, on June 24, 2002, following DBS’s motion, the court rendered a temporary injunction order, prohibiting ICP from ceasing the ordinary provision of channel 3 to DBS, until a ruling is rendered in the motion.

4)

In the past, ICP signed agreements with certain shareholders in connection with the provision of contents purchased by them from the rights’ suppliers. The agreements are until December 31, 2000, where shareholders are entitled to extend them for additional periods of 12 months each, on terms to be determined by the parties. The shareholders did not yet exercise the extension option for an additional year in 2003.

The scope of investments in 2001 and 2002 is NIS 117 million and NIS 126 million, respectively.

5)

In July – September 1999, Tevel Israel International Communications Ltd. (Tevel) and Aruzei Zahav and co.(Aruzei Zahav) entered into license agreements with the major studios (Columbia, Fox and Warner Bros. Television Distribution (Warner) to purchase contents (The agreements). The contents were placed, among others, in channels 3 and 4 and are produced by ICP for all cable companies.

Agreements were entered into by and between Tevel, Aruzei Zahav and ICP, according to which, broadcasting rights for the above contents, were provided to ICP.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (Cont.)

(a)

In accordance with the financial statements of Tevel dated March 25, 2003, Warner filed a lawsuit on November 27, 2002, with the district court in California in the U.S., against Tevel, which includes, among others, a motion seeking a monetary compensation of $ 17 million on the grounds of breach of contract between Warner and Tevel from July 13, 1999.

In addition, Warner notified Tevel on or about the filing of the lawsuit, that the agreement is null and void and demanded the return of all tapes and other materials delivered to Tevel pursuant to the above agreement. Following the motion of Tevel’s trustee, dated February 16, 2003, the district court in Tel Aviv accepted the position of the trustee that the lawsuit filed against Tevel is in contrast to the law and this is in view of, among others, the stay of proceedings order rendered in the matter of Tevel and in view of the proof of debt submitted by Warner to the trustee under the same cause of action and as such the lawsuit is not valid or enforceable within the boundaries of the state of Israel. In view of the decision of the district court, as aforesaid, Tevel estimates that such lawsuit shall have no bearing on Tevel, as long as the stay of proceedings order is in effect.

On March 13, 2003, Warner appealed to the supreme court and, for reasons of caution, filed a motion for leave to appeal on the decision of the district court in Tel Aviv. As per the estimate of Tevel’s management and its legal counsel, the prospects of the appeal to prevail are remote.

(b)

On December 9, 2002, Warner filed a lawsuit against Aruzei Zahav with the district court in Los Angeles, California in the U.S. The lawsuit is seeking a monetary compensation on the grounds of breach of contract with Aruzei Zahav dated July 13, 1999 and a lawsuit for declaratory remedies, as contained in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner is seeking, inter alia, to compel Aruzei Zahav to pay compensation of at least $ 16 million in addition to expenses. In addition, among others, declaratory remedies and an injunction were requested. On February 14, 2003, Aruzei Zahav filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for temporary injunctions. A hearing for the temporary injunctions was scheduled to March 31, 2003.

(c)	On or about the filing of the above lawsuits, Warner forfeited bank guarantees it was granted by Tevel and Aruzei Zahav in the amount of $ 5 million each.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (Cont.)

Further to the above lawsuits and the demand of Tevel and Aruzei Zahav, ICP board of directors resolved that, in principle, ICP shall bear the amounts born or to be born by Tevel and Aruzei Zahav in respect of the forfeiture of guarantees, as above, and in respect of the aforesaid agreements with the major studios, including their rescission and related expenses and/or in respect of legal proceedings taken as above, subject to indemnification by its shareholders to cover these amounts. (See also Note 19.)

b.	Other companies:

	December 31

	2001	2002

	Adjusted NIS in thousands

Cost of shares of Barak I.T.C. (1995) - International Telecommunications Services Corp. Ltd. (“Barak”) *)	**) 25,551	16,551
Other investment	133	-

	25,684	16,551

*)

Barak, 10% of which is held by the Group, won a tender of the Israeli Ministry of Communications for the provision of international telephony services. The operating license was granted to Barak in February 1997 for a period of ten years and the provision of services commenced in July 1997.

In the reported period, the Company decided to write-off a part of its investment in Barak, inter-alia, by valuation of Barak. In accordance with the above, the Company wrote-off NIS 9 million. This amount is presented in other income, net.

**)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- FIXED ASSETS

Composition of assets and accumulated depreciation and amortization, grouped by major classifications, and changes during 2002, are as follows:

	Cost				Accumulated depreciation				Depreciated balance

	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	December 31,

									2001	2002

	Adjusted NIS in thousands

Leasehold land (including construction plans) (1)	5,204	6	-	5,210	856	88	-	944	4,348	4,266
Buildings (including land) (2)	56,365	73	-	56,438	10,118	1,234	-	11,352	46,247	45,086
Cable network	1,297,428	42,449	-	1,339,877	621,352	106,123	-	727,475	676,076	612,402
Broadcasting center (primarily electronic equipment)	126,024	5,695	-	131,719	84,516	13,633	-	98,149	41,508	33,570
Studio equipment	17,289	20	-	17,309	12,568	928	-	13,496	4,721	3,813
Converters and modems	319,619	69,794	-	389,413	77,740	30,206	-	107,946	241,879	281,467
Computers and peripheral equipment	64,077	605	-	64,682	32,039	10,351	-	42,390	32,038	22,292
Office furniture and equipment	10,871	52	-	10,923	6,503	534	-	7,037	4,368	3,886
Leasehold improvements	3,576	380	-	3,956	1,932	267	-	2,199	1,644	1,757
Internet site development	1,330	-	-	1,330	513	489	-	1,002	817	328
Vehicle	7,858	-	3,510	4,348	3,469	983	2,198	2,254	4,389	2,094

	1,909,641	119,074	3,510	2,025,205	851,606	164,836	2,198	1,014,244	1,058,035	1,010,961

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	The land is leased for a 49 year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(2)

The cost of the buildings, includes an amount of adjusted NIS 22,326 thousand at December 31, 2002 and 2001, representing cost of buildings on leased land. The lease in respect of most of the land is for 49 year period ending in 2040, with an option to renew the lease for an 49 additional years. The lease fees have been capitalized. Registration of the leases with the Land Registry has not yet been completed.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-  OTHER ASSETS AND DEFERED CHARGES

	Original amount		Unamortized balance

	December 31,		December 31,

	2001	2002	2001	2002

	Adjusted NIS in thousands *)

Excess of cost of investment in CSM Haifa, see Note 2d	17,426	17,426	2,358	911
Deferred charges in respect of issuance of debentures, see Note 11	11,611	11,611	3,642	2,361
Payment in respect of non-exclusive license, see Note 2(g)	1,065	4,048	1,065	3,782
Other deferred charges	1,086	1,086	1,086	-

	31,188	34,171	8,151	7,054

NOTE 7:-  BANK CREDIT

	December 31

	2001	2002

	Adjusted NIS in thousands

Short-term credit, see Note 15	423,103	447,277
Current maturities of long-term loans, see Note 10	114,738	76,673

	537,841	523,950

NOTE 8:-  ACCOUNTS PAYABLE AND ACCRUALS

a.	Trade payables:
	Open accounts	70,442	61,149
	Notes and checks	42,272	24,514

		112,714	85,663

b.	Other accounts payable:
	Payroll and related expenses	5,803	7,876
	Provision for vacation pay	5,044	5,011
	Government authorities	6,459	53,175
	Franchise fees to the Government of Israel	5,057	5,532
	Accrued interest	6,335	4,388
	Accrued expenses	25,015	10,244

		53,713	86,226

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-  ACCRUED SEVERANCE PAY

Labor laws and agreements require the companies in the Group to pay severance pay to employees dismissed or leaving their employment under certain other circumstances.

The companies’ severance pay liability to their employees, is computed based on the number of years of service multiplied by the most recent salary and, is covered primarily by purchase of insurance policies and by an accrual. The companies record the obligation as if it was payable at each balance sheet date on an undiscontinued basis. The balance of the severance pay liability and the amount funded as above are as follows:

	December 31

	2001	2002

	Adjusted NIS in thousands

Amount of severance pay liability	16,143	16,635
Amount funded	16,033	(16,957)

Unfunded (funded) balance	110	(322)

The companies may make withdrawals from the funds only for the purpose of disbursement of severance pay.

Severance pay expense totaled adjusted NIS 4,555 thousand, adjusted NIS 3,634 thousand and adjusted NIS 2,724 thousand in 2002, 2001 and 2000, respectively.

NOTE 10:-	LONG-TERM LOANS FROM BANKS AND OTHERS

a.	Composed as follows:
	Interest rates at December 31, 2002

		December 31,

		2001	2002

	%	Adjusted NIS in thousands

From banks – linked to the dollar	Libor + 1.5	-	6,632
From banks - linked to the Israeli CPI	6.2-7	263,604	166,667
From others - linked to the dollar	Libor+1.75	40,865	48,175

		304,469	221,474
Less – current maturities		114,738	76,673

		189,731	144,801

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	LONG-TERM LOANS FROM BANKS AND OTHERS (Cont.)

b.	The loans (net of current maturities) mature in the following years after the balance sheet dates:
	December 31

	2001	2002

	Adjusted NIS in thousands

Second year	61,318	46,795
Third year	33,326	28,125
Forth year	25,287	26,681
Fifth year	26,640	28,358
Sixth year and thereafter (through 2008)	43,160	14,842

	189,731	144,801

As to collateral to secure the loans see Note 12c.

NOTE 11:-	DEBENTURES

a.

According to a prospectus dated August 28,1997, the Company issued NIS 200 million par value of registered debentures (series A), for redemption in seven equal annual installments on August 20 in each of the years 2000 to 2006, and 2,850,000 warrants (series 1), see Note 13c. The debentures (principal and interest) are linked to the Israeli CPI as published in August 1997 in respect of July 1997 and bear annual interest at the rate of 3.7% (as determined in the tender). Debentures with a par value of NIS 30,700 thousand were purchased by a wholly-owned subsidiary, within the framework of the issuance. The net proceeds from the public (not including from the subsidiary) to the Company from the issuance of debentures amounted to adjusted NIS 189 million. The debentures are traded on the TASE. Expenses in respect of the issuance of debentures, totaled adjusted NIS 11,611 thousand are presented in the balance sheets as deferred charges. See notes 2g and 6.

On August 8, 2001, the subsidiary sold to the public its holding of the debentures in consideration of adjusted NIS 23,713 thousand.

	b.	The debentures are presented in the balance sheets as follows:

	December 31

	2001	2002

	Adjusted NIS in thousands

Debentures outstanding	171,555	137,499
Less - discount in respect of sale of debentures by a subsidiary *)	2,242	1,761

	169,313	135,738
Less – current maturities	34,311	34,375

	135,002	101,363

*) Net of amortization	192	673

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS

	a.	Commitments:

		1.	Franchise fees:

The Company and CSM Haifa are required to pay franchise fees at the rate of 5% to the Government of Israel, based on the gross income from operating CATV broadcasts.

According to the agreement with the State of Israel of July 2001, each cable television operator is also obliged to make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum of accumulative certain income of all the cable operators, including income derived from the use of cable infrastructure, multiplied by a percentage of the income, which is between 0% and 4% increasing gradually according the amount of certain income. (In the July 2001 agreement, it was agreed that Matav’s pro rata portion would be 24.1% until agreed differently by all of the cable operators). Further, each cable operator must pay the State of Israel up to 12% of its income from sales of certain services (regarding infrastructure) and assets in the 12 year period. These provisions shall continue to be in effect if the cable television operators effect the proposed merger.

As to the revenues from the Internet activities, the Company is obligated for a payment at a rate of 4% to the Government of Israel.

As to franchise fee expenses, see Note 16a.

		2.	Royalties:

The Company and CSM Haifa have undertaken to pay royalties to various entities in respect of copyrights on programs transmitted or broadcasted on cable television, as stipulated in the agreements with the said entities. The annual amounts of royalties in 2002, 2001 and 2000 were approximately adjusted NIS 3 million, NIS 2.8 million and adjusted NIS 2.8 million, respectively.

		3.	As to commitments to purchase rights, liabilities and licenses relating to the productions of certain channels, see Note 4a(4).

4.

According to agreements with former senior employees of the Company, they were entitled to receive incentive payments computed on the basis of the value of the Company’s shares on the TASE. In August 2001, the Vice Chairman of the Board of Directors announced his retirement. Accordingly, the Company and the Vice Chairman of the Board of Directors agreed that he will be entitled to receive his bonus points that he accrued in respect of the first portion and half of the points he accrued in respect of the second portion. At December 31, 2002 and 2001, the Company accrued approximately adjusted NIS 207 thousand and adjusted NIS 907 thousand, respectively, in respect of such agreements (see also Note 17).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

5.

The Company entered into an agreement to purchase digital converters in a total amount of $ 5.2 million from December 2002 through August 2003. As of December 2002, the total value of the unrealized aforementioned commitment was equal to $ 4 million.

		6.	As to commitment to purchase local production, see Note 1a(2).

	b.	Contingent liabilities:

		1.	Claims and petitions for approval of class actions:

a)

On April 22, 1999, a lawsuit and motion to approve the suit as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the Company who seeks approval as class action, thereby representing all of the members of the class allegedly included in such action.

In the claim, it is alleged that the Company constitutes a monopoly, and that is adversely exploits its position in the market, in a manner which is, or may be damaging to the general public, inter alia, by setting and collecting an unreasonable and unfair prices for the services it provides.

If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of adjusted NIS 1,414 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to adjusted NIS 367 million. The subscriber is also claiming compensation in respect of the damages caused to all of the members included in the class action, if approved, from the date of filing the lawsuit to the date the judgment is rendered.

The Company filed an opposition to the motion to approve the claim as a class action inter alia, on the grounds that the claim and the motion lack any merits, because of the fact that the plaintiff has disregarded the high investments made in infrastructure and equipment, because of the fact that the franchise granted to the Company for CATV broadcasts, is limited in time, because of the fact that the comparisons made by the plaintiff between the Company and foreign companies dealing in CATV broadcasts in countries where the situation is very different, are not relevant to the Company’s modus operandi, and because of the fact that the subscriber fees are subject to supervision and are highly regulated. A hearing on the merits of the action has not yet been held, and the claim and petition are still in the preliminary stages (a clarification of the request will be made in combination with similar requests that were filed against the other cable companies).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

Pursuant to the arrangement reached by the parties and which was validated as a court decision, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by Matav (and other cable companies). The main elements of these claims are as follows:

(1)

The cable companies acted pursuant to the legislation that allowed them to collect subscriber fees, and even determined the rates for this matter, according to the discretion that was applied by the sublegislator in the regulations for that purpose. According to the claim, the reasonability of the rates of the cable companies should not be attacked as if they are unfair, as long as it was not determined that there was a flaw in the legislation pursuant to which the franchisees operated. Therefore, Matav is entitled to benefit from the defense of article 6 to Torts Ordinance, which grants a type of immunity to someone acting according to legislation. The court will be requested to determine, among others, if a prior law of the Supreme Court in this respect is valid even in our case.

(2)

In the past, the Restrictive Trade Practices Court approved that the cable companies could raise the subscriber fees rates, in the context of the request to approve the restrictive arrangement presented to it. Matav claims that this ruling constitutes an estoppel by res judicata and a good defense against this claim.

On February 28, 2002, all of the parties filed summations with respect to this matter with the District Court. In the event the District Court will accept the threshold claims, all of them or part of them, the motion to approve the claim as a class action will be struck in limine. On the other hand, if these claims are struck, the motion to approve the claim as a class action will have to be deliberated.

In the opinion of Matav’s management, based on the opinion of its legal counsel, since the claim and the motion to approve it as a class action, and Matav’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in Matav’s financial statements.

b)

On November 14, 1999, a lawsuit was filed against the Company and the subsidiary, CSM Haifa with the Haifa District Court together with a petition for its approval as a class action pursuant to Article 46a  of the Restrictive Business Practices Law, 1988 by a subscriber of the subsidiary who seeks approval as a class action thereby representing all of the members of the class included in the class action.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

The plaintiff claims that the Company and the subsidiary constitute a monopoly, which adversely exploits its position in the market and collects unreasonable and unfair subscriber fees.

In the claim, the plaintiff claims that the sum due to it in respect of subscriber fees paid by it, is adjusted NIS 2,438 and it maintains that the sum of compensation due to all of the members of the class included in the class action, if approved, is adjusted NIS 568 million.

At the Company’s request, the Israeli Supreme Court ordered to remand said claim to the Tel-Aviv-Jaffa District Court, so that it would be heard together with the lawsuit described in (a) above.

The Company and the subsidiary filed an answer in which they oppose to the approval of the claim as a class action, inter alia, on the following grounds: the claim disregards the high investments made in infrastructure and equipment, which have not yet been recovered; the franchise granted to the Company for CATV broadcasts is limited in time; the claim has no factual basis, nor is it supported by any expert opinion. By agreement, the District Court has postponed the hearing on the aforesaid claim until the motion for the approval of the claim described in paragraph (a) above is clarified.

The Company’s management believes, based on the opinion of its legal counsel, that since the claim and petition for its approval as a class action, and the Company’s answer to the claim and motion, raise complex questions, both legal and factual, which have not yet been resolved in Israeli case law and for which there are no precedents based on similar facts, it is not yet possible to evluate the claim’s prospects, and therefore, no provision has been included in the Company’s financial statements in respect of said claim.

c)

On August 28, 2002, a motion was filed to approve the filing of a class action against the cable companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks with the elapse of six years from the date on which the licenses were granted. The relief requested from Matav amounts to about NIS 139 million.

The Company’s legal counsel estimate that the prospects of the motion for leave of representation are not good in view of a rejection of similar motion to approve a lawsuit as class action.

The Company’s management, based on its legal counsel believes that at present, it is not possible to estimate the chances of the request and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

d)

On December 3, 2002, a lawsuit and motion to approve the lawsuit as a class action were filed by seven claimants against cable companies, Ministry of Communications and the counsel in respect to the conditions of the Council not being fulfilled with respect to the companies’ cable broadcasts and the satellite broadcasts of channel 5. The requested relief amounts to about NIS 302 million as well as an additional monthly cumulative installment of NIS 25.2 million from the date of filing the lawsuit to the date a judgment is rendered. The cable companies argue, inter alia, that the claim is not at all eligible to be a class action due to the differences between the claimants that exist on the level of the content of the broadcasts (program preference), as well as on the level of the damages being claimed, and that the cable companies fulfilled most of the conditions that were determined by the Council.

The Company’s management, based on the opinion of its legal counsel believe that at present, it is not possible to estimate the chances of the request and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

2.	Other claims:

a)

On September 8, 1998, a claim was filed with the Tel-Aviv-Jaffa District Court in respect of breach of agreement and unjust enrichment in relation to the broadcasting rights of the Spanish soccer league games, against the cable companies and others, in an aggregate amount constituting adjusted NIS 34.7 million (which was limited for the purposes of court fees to NIS 7.6 million).

According to the plaintiffs, CATV franchisees performed certain acts in relation to the purchase of the rights in respect of the Spanish soccer league, which resulted in a breach of agreement between the parties, and consequently, the CATV franchisees were unjustly enriched in the amount constituting the difference between the price which they actually paid for the purchase of the rights in respect of the Spanish league and the price which they were prepared to pay prior to signing the agreement.

The parties notified the court that they agree to commence the mediation proceedings.

The Company’s management, based on the opinion of its legal counsel believe that at present, it is not possible to estimate the chances of the claim and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

b)

On November 8, 1999, the General Director of the Anti Trust Authority (the “General Director”) declared the Company to be a monopoly in the field of  providing of multichannel TV broadcasts for payment in the franchise regions in which it operates.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

On December 28, 1999, the Company filed an appeal with the Trade Restrictions Court in respect of the General Director’s declaration. This appeal has been consolidated with a similar appeal lodged by the other CATV franchisees.

In its appeal, the Company claimed that the General Director’s declaration should be dismissed in limine, for two main reasons: firstly, since the declaration lacks any appropriate factual basis, particularly since it shows quite clearly that the General Director did not bother to examine, prior to making the declaration, what is the relevant market segment, and what products and services serve as reasonable alternatives for the services provided by the Company to its subscribers. Secondly, the Company claimed that regarding its matter, the burden for a more intensive examination lies with the General Director (which the Director General did not fulfill), which is due to previous decisions he issued, in the context of which he determined that Matav is competing with Channels 1 and 2 in the television broadcasting sector. In addition, Matav claims that the proceeding held before the Director were faulty since the Director General did not fulfill his obligation for a hearing, and since the Director General’s considerations were not objective in view of the pressures exerted on him by the Company for Television Broadcasts by Satellite (Yes).

The Company also claimed that the General Director’s declaration should be revoked based on its substance inter alia, since it is a fact that, in the relevant market (namely, the entertainment and leisure market in its entirety, or at most, the TV services market) the Company does not provide more than 50% of the services in the franchise regions in which it operates, and therefore, it cannot be deemed to be a monopoly in this market. In addition, the Company’s claim in relation to the fact that all of the customary criteria for examining a market segment indicate the fact that the Director General erred in the definition of the market, pursuant to which he examined the Company’s operations and that is competing with numerous and varied service providers, among which: the terrestrial television channels, such as channels 1 and 2, television channels that are received via domestic satellite dishes, video suppliers, etc.

In his response to the appeal, the General Director claimed that the appeal filed by the Company against his declaration should be dismissed, as should the appeals filed by the other CATV companies against the declaration. In his response, the General Director gave, inter alia, the following reasons: firstly, since some of the CATV companies had previously expressly admitted, that they were monopolies; secondly, that the true criteria for the definition of the market, in this matter, shows that the relevant market is the multichannel TV market, and not as claimed by the Company, and thirdly, regarding the Company’s claim relating to the procedure undertaken, the General Director explained that he had conducted sufficient examinations prior to the declaration, and in respect to the rationale that he was not required to give detailed reasoning for his declaration.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

On October 30, 2001, the evidentiary stage ended in the context of the appeal where the parties filed their summations and the parties are currently awaiting the judgment to be rendered.

In the opinion of management, based on the opinion of its legal counsel, the prospects of the appeal cannot be estimated at this stage.

c)

On March 28, 2000, a claim was filed with the Tel-Aviv-Jaffa District Court against the CATV franchisees, including the Company, by the Association for the International Collective Management of Audiovisual Works - AGICOA, an international association of producers of cinema and TV works (the “Producers”).

The aggregate sum of the claim (to all CATV’s companies) is not less than $ 171 million (the claim was limited for the purpose of court fees to an initial sum of  $ 20 million, while the plaintiffs’ right was reserved to increase the sum of the claim).

The claim is for copyright allegedly infringed upon, by the CATV franchisees, in the broadcasting of programs whose copyright is owned by the Producers, without permission and without payment of consideration to the Producers. The Producers are also claiming unjust enrichment by the CATV franchisees, and are seeking the remedy of submission of accounts.

The Company’s management believes, as expressed in the answer filed with the Court on July 9, 2000, that the Producers have no right to file this claim in light of the Restrictive Business Practices Law in Israel. In addition, the period of time in which the claim is based deviates, at least in part, from that set by law and since the Producers have not properly proved the validity of their claimed rights in the programs; and since the sum of the claim appears to be grossly unrealistic and exaggerated.

In the second quarter of 2001, the claim was referred to mediation. On February 7, 2002, the last mediation meeting was held, in the context of which it was understood that the mediation was unsuccessful and, therefore, the case was returned to be heard by the Court.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

On June 18, 2002, the initial preliminary hearing was held in the Tel-Aviv District Court, in the context of which, the Court determined that it is necessary to wait for the decision of the Supreme Court on the additional hearing regarding a similar case, in which matter the Court was persuaded that the Supreme Court’s decision will have actual implications on the dispute in this case, or at least on part of it. Nevertheless, the Court determined that it is necessary to begin completing the preliminary proceedings in the claim, including disclosure of documents, questionnaires and providing additional information. The parties agreed to postpone the date for completing the preliminary proceedings until December 2003.

Company’s management believes, based on the opinion of its legal counsel, that the Company has good and substantial defense arguments, and therefore, no provision has been included in the Company’s financial statements in respect thereof.

d)

In September 2000, a claim was filed with the Tel-Aviv-Jaffa Labor Court against the Company by a plaintiff alleging that he and the Company had an employer-employee relationship and that, therefore, the Company is obligated to pay him an amount of approximately adjusted NIS 2.7 million in respect of severance pay and other salary components allegedly deriving from the employer-employee relationship (overtime, annual vacation, recreation pay, etc.).

Concurrently, in September 2000, the Company and its subsidiary - CSM Haifa - filed a monetary claim against the plaintiff with the Magistrate’s Court in Netanya, in the amount of adjusted NIS 1 million, claiming that the plaintiff has materially breached his commitment to deliver the Company an advanced telemarketing system.

Company’s management believes, based on the opinion of its legal counsel, that although it is not possible to estimate the chances of the claim, the Company has good and substantial defense arguments, and therefore no provision has been included in the Company’s financial statements in respect thereof.

e)

On December 31, 2001, the General Director petitioned the Trade Restrictions Court to issue orders under Section 50A of the Restrictive Business Practices Law against a number of companies, including the Company, to invest $2.5 million in local, productions and to also issue instructions as to how such investment is to be supervised.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

Together with the above petition, another petition, which was not yet challenged, was submitted, pursuant to which, the companies will invest the aforementioned sum over the period ending in mid-2004, subject to the decision of the Trade Restrictions Court on the principal petition. It has been decided that, should the Trade Restrictions Court rule that the companies are not required to make this investment, then the amount already invested by the companies will be set off against the amounts that they are required to invest in local productions in the future.

In February 2003, the court ruled that the cable companies are committed to invest said amount. Nevertheless, a discussion regarding the additional investment amount should be held, because the companies’ contentions are that the director general ignored the amounts actually invested.

As per the Company’s estimate, and based on the opinion of its legal counsel, the additional amount to be invested, if and when found by the court, is insignificant and therefore, no provision was included in the financial statements.

f)

In 2002, the Company received assessments for tax years 1997-2000. Under these assessments, the additional taxes that the Company is required to pay amount to NIS 42 million (not including interest and inflation adjustments) and to decrease its carry forward loss for the year 2000 by NIS 63 million. Matav disagrees with tax authorities opinion and during January 2003 appealed on these tax assessments. The assessments are in preliminary stages and it is impossible to evaluate its results. Management’s opinion, based on the evaluation of its external advisers, has well founded arguments against all the claims included these tax assessments, and therefore no provision has been made in the Company’s accounts for the tax amount claimed.

g)

Further to Note 4 a (4) b (5), the affiliate, ICP, intends to submit a demand to receive an indemnification from its shareholders, including an indemnification from the Company (according to its proportionate share in ICP – approximately 26%)

The Company negotiates with ICP and its shareholders in connection with the grant of said indemnification and its terms. Said indemnification, if granted, shall be cancelled and shall have no effect at the time of consummating the merger of the cable companies, simultaneously with the assignment of ICP liabilities to the merged cable company.

c.	Guarantees and charges

1.

The Company placed a first ranking charge in favor of banks and a trustee for the debentures on its assets and rights for securing its liabilities to banks and holders of the debentures. The total secured liabilities at the balance sheet date amounted to  NIS 756,314 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

2.	Matav Investments registered three charges, unlimited in amount, on 71.64% of its shares in Partner and all the rights attached thereto as security for the balance of Partner’s bank loans.

The Company undertook not to register any mortgage or floating charges on any assets in favor of any third party, without obtaining the prior written consent of the trustee for the banks.

Matav Investments is entitled, from time to time, to place, without restriction, charges of any type and nature on any single asset or on a number of assets, in favor of any third party.

As of December 31, 2002, the balance of Partner’s debt so secured totaled approximately adjusted NIS 2,468 million.

3.	Matav provided a bank guarantee of NIS 9.4 million to the Government of Israel, which is valid through April 2005, for the purpose of obtaining a general license for cable broadcasting.

In addition, the Company provided a bank guarantee of $ 10 million to the Government of Israel, which is valid through March 2019, for the purpose of obtaining a general license for providing domestic Bezeq services to the subsidiary, Matav Infrastructures.

4.

The Company guarantees in an unlimited amount, to ICP (an affiliate), for all amounts due to a bank at a rate of 24.6% of the total liabilities. In accordance with the resolution of ICP’s board of directors, it was determined that the total credit to be extended to ICP by the bank shall not exceed the amount of $ 35 million. Any excess amount shall be approved in writing by the Company’s board of directors. This resolution was forwarded to the bank that provides the credit. As of December 31, 2002 the Company share in those guarantees amounted to $ 4.3 million.

In addition, the Company is a guarantor to another bank to secure ICP’s liabilities in the amount which is varied between $ 4.2-6.0 million (the Company share).

5.	The Company recorded a charge on equipment purchased from a supplier to secure its liabilities toward such supplier in a total amount of NIS 18.8 million.

6.	The Company guarantees in an amount of $ 200 thousand to Barak (other company).

7.

The Company provided a bank guarantee of NIS 18.6 million to the Goverment of Israel, which is valid through April 2006, for the purpose of meeting the conditions for the merge of the cable activities as was determined by the General Director of the Antitrust Authority (see Note 1.a.4).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: - SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s shares are traded on the TASE.

The Company’s ADSs are listed on the NASDAQ under the symbol “MATV”. Each ADS represents two of the Company’s ordinary shares of NIS 1 par value.

b.	Option plan for senior employees:

1.

In November 1997, the Board of Directors approved an option plan for senior employees (the “1997 plan”). According to the 1997 plan, 16 senior employees will be allotted, without consideration, up to 500,000 options to purchase 500,000 ordinary shares of NIS 1 par value of the Company (subject to adjustments).

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but only in the amount which reflects the element of the benefit embodied in the options as calculated at the time of exercise.

These options are exercisable from the following dates: 1/3 of the options - 12 months after the allotment; 1/3 of the options - 24 months after the allotment; and 1/3 of the options - 36 months after the allotment. These options are exercisable for a period of 24 months from the end each of the above periods (the “exercise period”).

Options not exercised will expire after the exercise period. The exercise price of the options is $ 8 per share (on the basis of the ADS price on the date of the decision of the Board of Directors).

The ordinary shares under the options were issued in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance which stipulate, inter-alia, that the Company shall be able to claim as a tax deduction the amounts credited to senior employees as benefit in respect of sale of the shares so issued at a price in excess of the exercise price, when such benefit is subject to capital gains tax in their hands.

As of December 31, 2002, some senior employees exercised 275,000 options for purchasing 185,153 ordinary shares of NIS 1 par value, 149,000 options were forfeited and 76,000 options were expired.

2.

On January 30, 2001, the Company’s Board of Directors approved an option plan for the Company’s senior employees (“the 2001 Plan”). Under the 2001 plan, senior employees will be allotted, without consideration, up to 864,000 options to purchase 864,000 ordinary shares of NIS 1 par value of the company.

Notwithstanding the above, employees who exercise options will only be allotted shares in full amount of the options exercised, but only the amount which reflects the element of the benefit embodied in the options as calculated at the time of exercises.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: - SHAREHOLDERS’ EQUITY (Cont.)

These options are exercisable from the following dates: 1/3 of the options - 12 months after the decision was taken to make the allotment; 1/3 of the options - 24 months after the allotment; and, 1/3 of the options - 36 months after the allotment. These options are exercisable (in whole or in part) for a period of 24 months from the end each of the above periods (the “exercise period”).

Options not exercised will expire after the exercise period. The exercise price of the options is NIS 49 per share, linked to the Israeli CPI for December 2000 (based on 85% of the price of the Company’s ordinary shares on the date of the decision of the Board of Directors) (NIS 53 in December 31, 2002 terms).

The theoretical fair value of the options as of the date of allotment under Black & Scholes is NIS 3.06.

The Ordinary shares under the options were issued in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance which stipulate, inter-alia, that the Company shall be able to claim as a tax deduction the amounts credited to senior employees as benefit in respect of sale of the shares so issued at a price in excess of the exercise price, when such benefit is subject to capital gains tax.

On August 28, 2001, the Company’s Board of Directors approved to reprice the exercise price of the first allotted portion to NIS 39.60 (based on 90% of the price of the Company’s ordinary shares on August 15, 2001) (NIS 42 in December 31, 2002 terms) and the earliest date on which the first portion of the options may be exercised was postponed for three months from the original date.

As of December 31, 2002, under the 2001 Plan, 770,500 options were issued to 45 employees and 59,500 options were forfeited.

c.	Warrants (series I):

According to a prospectus dated August 28, 1997, the Company issued 2,850,000 registered warrants (series 1) exercisable through August 20, 2001 for acquisition of ordinary shares of NIS 1 par value. Each (series 1) warrant is exercisable to purchase one ordinary share of NIS 1 par value for a cash payment of NIS 41 linked to the Israeli CPI for July 1997 (NIS 49.17 in December 31, 2002 terms). 2,500,000 of the warrants were issued free of charge, together with debentures (series A), (see Note 11), and 350,000 of the warrants were issued for adjusted NIS 5.65 each (as determined by tender). Warrants not exercised through August 20, 2001 will expire and will not confer on their holders any rights.

383,750 warrants were purchased by a subsidiary in the framework of the issuance, without consideration, together with debentures (series A).

The net proceeds from the issuance of 350,000 warrants, received in cash, amount to adjusted NIS 1,945 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: - SHAREHOLDERS’ EQUITY (Cont.)

During 2000, holders of registered warrants (series 1) exercised 1,143,000 warrants (of which 799, 695 were exercised by the Company). The exercise consideration paid by said warrant holders amounted to approximately adjusted NIS 56.2 million (of which approximately adjusted NIS 39.6 million was paid by the Company).

During 2001, holders of registered warrants (series 1) exercised 43,232 warrants. The exercise consideration paid by said warrant holders amounted to approximately adjusted NIS 2.1 million.

In August 2001, CSM Haifa purchased 986,398 warrants in consideration of adjusted NIS 250,000 and exercised them, together with another 383,750 warrants (that had been purchased at the original time of their issuance) at the date of their expiration (August 20, 2001) into 1,370,148 of the Company’s ordinary shares.

The exercise consideration paid by CSM Haifa amounted to approximately adjusted NIS 67.5 million.

The aforementioned shares confer on CSM Haifa 4.54% of ownership and control in the Company.

On august 20, 2001, 63,298 warrants that had not been exercised into shares, expired.

NOTE 14: - TAXES ON INCOME

a.	Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985:

Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company and most of its Israeli subsidiaries are taxed under this law.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: - TAXES ON INCOME (Cont.)

b.	Deferred income taxes:

	1.	The composition of the deferred taxes, and the changes therein during the reported years and the related valuation allowance as of December 31, 2002 and 2001, are as follows:

	In respect of temporary differences of certain pre-maturity	In respect of provisions for employees rights (severance pay and vacation pay) and in respect of allowance for doubtful accounts	In respect of carryforward tax losses	Total

	Adjusted NIS in thousands

Balance at January 1, 2001	166	1,400	-	1,566
Deferred tax asset	-	2,185	63,998	66,183
Less - valuation allowance	-	(2,185)	(63,998)	(66,183)
Amounts carried to income	(166)	(1,400)	-	(1,566)

Balance at January 1, 2002	-	-	-	-

Deferred tax asset	-	1,688	54,610	56,298
Less - valuation allowance	-	(1,688)	(54,610)	(56,298)

Balance at December 31, 2002	-	-	-	-

c.	Taxes on income included in the statements of operations:

	1.	These taxes - for the reported years - are composed as follows:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS in thousands

For the current year
Current	-	(84)	110,932
Deferred, see b. above	174	1,566	-
For previous years - current	-	(1,924)	-

	174	(442)	110,932

Current taxes are computed at the tax rate of 36%.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: - TAXES ON INCOME (Cont.)

2.

Below is a reconciliation between the theoretical tax expense (benefit), assuming all of the Group’s income is taxed at the regular tax rates applicable to companies in Israel (see (1) above), and the actual tax expense as reported in the statements of operations.

	Year ended December 31

	2000	2001	2002

	Adjusted NIS in thousands

Income (loss) before taxes on income, as reported in the statement of operations	(96,754)	(182,305)	134,284

Theoretical tax expenses (benefit)	(34,832)	(65,630)	48,342
Increase (decrease) in taxes resulting from:
Disallowable deductions	757	929	4,194
Tax deduction in respect of options exercised by employees according to section 102 of the Israeli Income Tax Ordinance	(5,884)	-	-
Increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created	38,865	63,998	54,610
Increase in taxes in respect of temporary differences which deferred taxes were not provided	1,268	2,185	1,688
Difference in definition of capital and assets for tax purposes	-	-	2,098
Taxes in respect of previous years	-	(1,924)	-

	174	(442)	110,932

d.	Carryforward tax losses

At December 31, 2002 and  2001, the Group had carryforward tax losses of adjusted NIS 434 million and NIS 282 million, respectively. The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

e.	Tax assessments

The Company and CSM Haifa have received final assessments through tax year 1994. Other subsidiaries have not been assessed since incorporation. In addition the Group companies received tax assessments since the date of incorporation until and including 1996.Regarding tax assessments which were received by the Company for tax years 1997-2000 (see Note 12(b)2(f).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-  LINKAGE TO MONETARY BALANCES

	December 31, 2002

	In or linked to foreign currency	Linked to the Israeli CPI		Unlinked	Total

	Adjusted NIS in thousands

Assets:
Current assets:
Cash and cash equivalents	6,809	-		940	7,749
Accounts receivable:
Trade receivables	-	-		70,010	70,010
Other accounts receivable	-	1,731		16,447	18,178
Investments and long-term receivables:
Loan and capital note to affiliated companies	-	-		13,915	13,915
Long-term loans granted to employees	-	623		-	623

	6,809	2,354		101,312	110,475

Liabilities:
Current Liabilities:
Short-term bank credit	-	26,162	*)	421,115	447,277
Accounts payable and accruals:
Trade payables	17,210	-		68,453	85,663
Affiliated company - current accounts	-	-		2,733	2,733
Other accounts payable	-	40,789		45,437	86,226
Long-term liabilities:
Loans from banks and other (including current maturities)	54,807	166,667		-	221,474
Debentures (including current maturities)	-	135,738		-	135,738
Customers’ deposits for converters, net of accumulated amortization	-	25,283		-	25,283

	72,017	394,639		537,738	1,004,394

*) Mainly bearing a 10.35%-10.75% annual interest.

NOTE 16:-  SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS

		Year ended December 31

		2000	2001	2002

		Adjusted NIS in thousands

a.	Other operating expenses:

	Payroll and related expenses	41,571	41,922	32,370
	Franchise fees to the Government of Israel	23,809	22,364	21,025
	Royalties in respect of films and programs - paid to ICP	60,708	71,051	62,944
	Programs and other Broadcasts	124,660	160,218	184,635
	Subscribers’ maintenance	17,359	19,201	17,956
	Other	33,743	33,707	33,114

		301,850	348,463	352,044

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-  SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS (Cont.)

		Year ended December 31

		2000	2001	2002

		Adjusted NIS in thousands

b.	Selling, marketing, general and administrative expenses:

	Selling and marketing:
	Payroll and related expenses	11,693	18,157	16,135
	Advertising	46,668	29,198	10,413
	Sales promotion	7,684	11,727	14,872

		66,045	59,082	41,420

	General and administrative:
	Payroll and related expenses	26,784	22,567	21,174
	Office rent and maintenance	8,788	11,561	9,872
	Professional fees	5,963	4,445	4,688
	Legal fees	5,322	5,799	2,429
	Amortization of excess of cost of investment in CSM Haifa	1,447	1,447	1,447
	Allowance for doubtful accounts and write-off of bad debts*)	1,358	2,877	2,104
	Other **)	12,524	9,447	5,305

		62,186	58,143	47,019

		128,231	117,225	88,439

	*) The changes in allowance for doubtful accounts are composed as follows:

	Balance at beginning of year	2,398	3,007	4,662
	Write-off of bad debt	(749)	(1,222)	(2,805)
	Increase during the year	1,358	2,877	2,104

	Balance at end of year	3,007	4,662	3,961

	**) Reclassified.

c.	Financial expenses (income), net:

	Expenses:
	In respect of debentures and long-term loans	16,339	24,225	25,510
	In respect of short-term credit *)	6,940	21,528	10,525
	Bank commissions	6,924	6,168	6,721
	Other	4,941	2,731	7,393

		35,144	54,652	50,149

	Income:
	Interest on a bank deposit	-	-	(1,141)
	Interest on loan to an affiliated company	(160)	(1,569)	-

		(160)	(1,569)	(1,141)

		34,984	53,083	49,008

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-  SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS (Cont.)

		Year ended December 31

		2000	2001	2002

		Adjusted NIS in thousands

d.	Other income (expenses), net:

	Gains (losses) from:
	Sale of fixed assets	(88)	(2,756)	(45)
	Changes in percentage of shareholding in an affiliated company (including from sale of shares)	-	5,241	301,590
	Sale and write-off of investment in another company	4,394	-	(9,133)
	Settlement of a claim	(3,640)	(991)	(239)
	Gain of transfer of the Company’s Internet subscribes to another Internet services provider, net	-	1,617	-
	Expenses derived from the merger among the cable companies	-	-	(2,855)
	Adjustments of the amortization for deposits converters liabilities and other	360	-	(5,459)

		1,026	3,111	283,859

	*) Net of erosion of monetary items, net.

NOTE 17:-  TRANSACTIONS WITH RELATED PARTIES

		Year ended December 31

		2000	2001	2002

		Adjusted NIS in thousands

Expenses:
	Rental and services to an affiliate of a shareholders (1)	216	299	291
	Payment to a supplier (1)	15,134	13,987	15,416
	Operating commissions (1)	2,482	2,556	2,957
	Payroll and related expenses to related parties employed by the Company (2)	3,588	2,030	1,297
	Costs affiliated with setting up of infrastructure, included in fixed assets (2)	339	508	-
	Professional advice	-	-	301

(1)	Paid at accepted market prices.

(2)	Including sums paid to a company which is a related party.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: -   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	Foreign exchange risk management:

The Company enters into foreign exchange contracts to protect itself against the risk of the possible fluctuation of change in the exchange rate, relating to agreements with suppliers.

The amounts relating to foreign currency derivatives - forward contracts - for exchange of NIS into U.S. dollars currency, are as follows:

As of December 31, 2002, there are no forward contracts and as of December 2001 forward contracts amounted to adjusted NIS 9,011 thousand.

b.	Concentrations of credit risks:

At December 31, 2002 and 2001, the Group held cash and cash equivalents which were deposited mainly with Israeli banks. The Group is of the opinion that the credit risk in respect of these balances is remote.

The Group’s revenues are derived from a large number of customers in the franchise areas. Consequently, the exposure to credit risk relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

c.	Fair value of financial instruments:

The fair value of the financial instruments included in working capital of the Group is usually identical or approximates their carrying value. The fair value of long-term loans granted and the fair value of long-term bank loans also approximate their carrying value, since they bear interest at rates close to prevailing market rates.

The fair value of debentures as of December 31, 2002 and 2001 to amounted to adjusted NIS 124 million and adjusted NIS 161 million, respectively, which represents the market value of the debentures on the TASE.

The fair value of the derivatives mentioned in a. above as of December 31, 2001 is adjusted NIS 395 thousand.

NOTE 19:-   SUBSEQUENT EVENTS

1.

On January 26, 2003, Bank Hapoalim notified the Company and its subsidiary, Matav Haifa, of its intention to realize the guarantees that were extended to ICP in the amount of NIS 19.5 million, after that the bank’s request for the repayment of the loans that were extended to ICP, went unanswered.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: - SUBSEQUENT EVENTS (Cont.)

2.

Subsequent to the balance sheet date, an agreement was entered into by and between the Company and Cable Systems Media Haifa-Hadera Ltd., Tevel and two of its affiliated companies (collectively referred to “as Tevel”), Arutzi Zahav and two of its affiliated companies (collectively referred to as “ Arutzi Zahav”), and I.C.P. Israel Cable Programming Company Ltd., under which each of the cable television operators undertakes to participate in amounts which Tevel and/or Arutzi Zahav will be required to pay to certain “major” producer companies in connection with legal proceedings (including the two lawsuits currently pending mentioned in Note 4a.4) in respect of agreements regarding the purchase of content (used by all three cable television operators) entered into with such “major” producer companies, by each of Arutzi Zahav (for the family channel) and Tevel (for the movie channel and the pay movie channels, namely Cinema 1, 2 and 3 and Cinema Prime), all pursuant to a Court ruling rendered in the framework of such legal proceedings, and the legal expenses of Tevel and Arutzi Zahav in connection with such legal proceedings. The amount which each cable television operator will be required to pay of the amounts due shall be proportionate to the number of subscribers of such cable television operator in relation to all of the subscribers of the cable television operators, all at the time of payment.

On June 29, 2003, following the finalization of the signing of the aforesaid agreement, ICP´s financial statements as of December 31, 2002, were signed.

NOTE 20: - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED
                    ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES

The financial statements are prepared in accordance with Israeli GAAP. Israeli GAAP vary in certain respects from U.S. GAAP, as described below:

a.	Effect of inflation:

In accordance with Israeli GAAP, the Company comprehensively includes the effect of the changes in the general purchasing power of Israeli currency in these consolidated financial statements, as described in Note 2b. In view of the inflation in Israel, this is considered a more meaningful presentation than financial reporting based on historical cost. The adjustments to reflect the changes in the general purchasing power of Israeli currency have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

b.	Employee stock options (see also Note 13b):

Under Israeli GAAP, no compensation expenses are recorded in respect of employee stock options.

Under U.S. GAAP as permitted by Statement of Financial Accounting Standards (“FAS”) No. 123 of the Financial Accounting Standards Board of the United States (“FASB”), “Accounting for Stock-Based Compensation”, the Company accounts for its employee stock option plan using the treatment prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting. The data for each employee stock option plan as of the measurement date, in accordance with APB 25, is as follows:

	1)	The 1997 plan:

The difference between the fair value of the shares as of December 31, 2001 (adjusted NIS 36.21; $8.20) and the exercise price of such options (adjusted NIS 35.33 $8.00) should be charged to income over the vesting period (November 11, 1997 to November 10, 2002). The amount of the difference should be correspondingly presented as capital surplus.

The theoretical fair value of each option at the date of grant, computed by the Balack-Scholes formula, was adjusted NIS 12.33 ($2.79). The assumptions used in this calculation are: dividend yield of 0%, expected volatility of 37.9%, risk-free U.S. dollar interest rate of 6.1% and expected average life of 4 years.

During 2001 and 2000, some senior employees exercised 12,000 and 44,000 options, respectively.

As of December 31, 2002, the remaining options which were not exercised expired. As of December 31, 2001 and 2000, 76,000 and 237,000 options were outstanding and exercisable, respectively.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: -  EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED
                      ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (Cont.)

2)	The 2001 plan:

The difference between the fair value of the shares as of December 31, 2002 (adjusted NIS 24.7) and the exercise price of such options (adjusted NIS 42) should be charged to income over the vesting period (January 30, 2001 to January 29, 2004). The amount of the difference should be correspondingly presented as capital surplus.

Since the exercise price of the options is higher than the fair value of the shares as of December 31, 2002 and 2001 no compensation expenses should be charged to income under U.S. GAAP.

The theoretical fair value of each option at the date of grant and at the date of the repricing, computed by the Black-Scholes formula, was adjusted NIS 6.76 and adjusted NIS 7.64, respectively. The assumptions used in this calculation are: dividend yield of 0%, expected volatility at the date of grant and at the date of the repricing of 46.11% and 49.83%, respectively, risk-free U.S. dollar interest rate of 6.5% and expected average life of 1 year.

Had compensation cost for the Company’s plan been determined based on the fair value at the measurement date for the above awards consistent with the method of FAS 123, the Company’s net income (loss) and earnings per ordinary share and per ADS would have been reduced to the pro forma amounts indicated below:

	2000		2001		2002

	As reported under U.S. GAAP*)	Pro forma	As reported under U.S. GAAP*)	Pro forma	As reported under U.S. GAAP*)	Pro forma

	Adjusted NIS in thousands

Net income (loss) in thousands	(223,616)	(222,172)	(219,761)	(220,905)	36,134	33,183

EPS under U.S. GAAP:
Basic:
Earnings (loss) per ordinary share	(7.81)	(7.76)	(7.50)	(7.53)	1.25	1.15

Earnings (loss) per ADS	(15.63)	(15.52)	(15.00)	(15.09)	2.50	2.30

Diluted:

Earnings (loss) per ordinary share	(7.81)	(7.76)	(7.50)	(7.53)	1.25	1.15

Earnings (loss) per ADS	(15.63)	(15.52)	(15.00)	(15.09)	2.50	2.30

*)	See g(2) and h below.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: -   EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED
                       ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (Cont.)

c.	Investments in affiliated companies:

Pursuant to accounting principles generally accepted in the U.S. ("U.S. GAAP"), the investment in Partner's shares is presented based on Partner's financial statements, that are prepared in accordance with U.S. GAAP, and adjusted for inflationary effects (as explained in Note 20a). In addition, Partner's financial statements include adjustments with respect to the differences between Israel GAAP and U.S. GAAP with respect to the subscriber acquisition costs and Partner's share options plans that are granted to its employees.

As of December 31, 2001, the Company´s share in Partner's losses (after adjusting for the inflationary effect as stated above) under U.S. GAAP exceeded the cost of the investment. Since the Company had no obligation or guarantee to further support Partner´s operation, it recorded its share in the losses of Partner only until the investment in Partner was zero. This is in contrast with the investment in Partner shares in the amount of about NIS 13,630 thousand, as it was presented pursuant to Israeli GAAP. These differences in respect to the amount of the investment, as presented based on equity pursuant to U.S. GAAP, effected the amount of the capital gain from the realization of Partner's shares during April 2002 which exceeded by about NIS 9,330 thousand the amount that was recorded according to Israeli GAAP.

During the reported period, the Company included its equity in Partner's earnings on the equity basis adjusted for Israeli GAAP, which amounted to about NIS 14,452 thousand. This is in contrast with equity in Partner on the equity basis in accordance with U.S. GAAP, which is lower by NIS 6,294 thousand.

d.	Warrants issued to the public without consideration as part of the public offering on the TASE:

Under U.S. GAAP, a proportionate part of the proceeds from the public offering should be attributed to the warrants issued free of charge. The amount to be attributed to the warrants derived from the fair value of the warrants. The debentures issued in the public offering are discounted accordingly.

The discount is amortized over the period of the debentures, in proportion to the balance of debentures outstanding.

e.	Accrued severance pay:

Under Israeli GAAP, amounts funded by purchase of insurance policies and by deposits with recognized severance pay funds, are deducted from the related severance pay liability. Under U.S. GAAP, the amounts funded should be presented among assets and the amount of the liability among liabilities, see also Note 9.

f.	Operating expenses and General and administrative expenses:

1.

Under Israeli GAAP amortization of the excess of cost of investment in CSM Haifa in the amount of adjusted NIS 1,447 thousand in 2002, 2001 and 2000 are included among general and administrative expenses. Under U.S. GAAP such expenses should be included among operating expenses.

2.

Under Israeli GAAP settlement of claims in the amount of adjusted NIS 235 thousand and adjusted NIS 931 thousand incurred in 2002 and 2001, respectively are included as other expenses. Under U.S. GAAP, such expenses should be included among general and administrative expenses.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-  EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED
                     ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (Cont.)

g.	The effect of applying U.S. GAAP on the financial statements at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 is as follows:

	1.	Consolidated balance sheets:

	December 31,

	2001			2002

	As reported under Israeli GAAP	Impact of applying U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Impact of applying U.S. GAAP	Under U.S. GAAP

	Adjusted NIS in thousands

Investment in affiliated companies	21,339	(13,630)	7,709	22,828	(10,594)	12,234

Severance pay fund	(110)	16,143	16,033	322	16,635	16,957

Accrued severance pay	-	(16,143)	(16,143)	-	(16,635)	(16,635)

Debentures (including current maturities)	(169,313)	3,712	(165,217)	(135,738)	2,406	(133,332)

Shareholders’ equity:

Additional paid-in capital	(409,332)	(74,038)	(483,370)	(409,000)	(74,105)	(483,105)

Accumulated deficit	277,247	83,956	361,203	242,776	82,293	325,069

2.	Consolidated statements of operations:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS in thousands

Net income (loss), as reported in consolidated statements of operations under Israeli GAAP	(227,952)	(262,192)	34,471
Impact of applying U.S. GAAP:
Applying APB 25 in respect of employee stock options, net of taxes on income	7,961	(17,123)	(67)
Gain from sale of shares of an affiliated company	-	-	9,330
Amortization of discount relating to debentures, net of taxes on income	(1,228)	224	(1,306)
Losses of affiliated company	(2,397)	59,330	(6,294)

Net income (loss) under U.S. GAAP	(223,616)	(219,761)	36,134

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-  EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED
                     ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (Cont.)

h.	Earnings (loss) per ordinary share and per ADS (“EPS”)

Israeli GAAP relating to computation of EPS are described in Note 2m.

FAS No. 128, “Earnings per Share” requires the presentation of both basic and diluted EPS, instead of the previously required primary and fully diluted EPS. The EPS computation according to U.S. GAAP presented below is in accordance with FAS 128.

As applicable to the Company, the main difference between the two methods of EPS computation is that shares to be issued upon exercise of employee stock options and warrants are taken into account in the computation of basic EPS in Israel, whereas in the United States, in computing basic EPS, only the weighted average number of company’s shares actually outstanding in the reported year is taken into account, and shares to be issued upon exercise of options and warrants are included in the computation of diluted EPS. Another difference is the U.S. GAAP requirement for separate presentation of basic and diluted EPS as long as they are not identical, while, under Israeli GAAP, Such separate presentation is only required if the difference between basic and diluted EPS is over 5%.

In the diluted EPS computation in accordance with FAS 128, warrants (series 1) were not included since their effect is antidilutive.

The effect of applying these pronouncements on the consolidated financial statements is as follows:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS in thousands (except per ordinary share and per ADS data)

Net income (loss) under U.S. GAAP (see g(2) above)	(223,616)	(219,761)	36,134

EPS under U.S. GAAP:
Basic:
Net income (loss) per share	(7.81)	(7.50)	1.25

Net income (loss) per ADS	(15.63)	(15.00)	2.50

Diluted:
Net income (loss) per share	(7.81)	(7.50)	1.25

Net income (loss) per ADS	(15.63)	(15.00)	2.50

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-  EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED
                     ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (Cont.)

Following are data relating to the weighted average number of shares and ADSs for the purpose of computing basic and diluted earnings per share and earnings per ADS under U.S. GAAP:

	Year ended December 31

	2000	2001	2002

	In thousands

Weighted average number of ordinary shares outstanding, used in computation of basic EPS	28,604	29,286	28,860
Add - incremental shares from assumed exercise of options	-	-	-

Weighted average number of ordinary shares used in computation of diluted earnings (loss) per share	28,604	29,286	28,860

Weighted average number of ADSs outstanding- used in computation of basic earnings (loss) per ADS	14,302	14,643	14,430
Add - incremental ADSs from assumed exercise of options	-	-	-

Weighted average number of ADSs used in computation of diluted earnings (loss) per ADS	14,302	14,643	14,430

i.	Comprehensive income

The only comprehensive income components are net income or loss. In 2000, the Company realized translation differences of foreign currency financial statements of an affiliated company, following its sale in the amount of adjusted NIS 841,000.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-  EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED
                     ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (Cont.)

j.

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”), which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets for Motor Carriers.” SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002.  The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

- - - - - - - - - - - - - - - -

INDEPENDENT AUDITORS’ REPORT
To the Shareholders of
I.C.P. — ISRAEL CABLE PROGRAMMING COMPANY LTD.

We have audited the accompanying balance sheets of “I.C.P. — Israel Cable Programming Company Ltd.” (the “Company”) as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, in Israel and in the United States, including those prescribed by the Israeli Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a fair basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, the changes in its shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in Israel. As applicable to the Company’s financial statements, generally accepted accounting principles in the United States and Israel are substantially identical in all material respects. In addition, in our opinion, the abovementioned financial statements were prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements) — 1993.

As explained in Note 1B, the aforementioned financial statements are presented in values adjusted to reflect the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

/s/ Fahn, Kanne & Co.

Fahn, Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, June 30, 2003

MATAV – CABLE SYSTEMS MEDIA LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2002

EXHIBITS

EXHIBITS

          The exhibits filed with or incorporated by reference into this annual report are listed on the index of exhibits below.

Exhibit Number	Description

1.1	Matav’s Articles of Association, as adopted on December 31, 2000 and amended on October 31, 2002

*1.2	English translation of Matav’s Memorandum of Association

*2(a)	Specimen Certificate for American Depository Shares

3.1	English translation of Shareholders Agreement dated October 18, 1993

3.2	English translation of Amendment to Shareholders Agreement dated October 18, 1993, dated July 8, 2002

**4(a)(i)-A	English summary of Merger Arrangement dated December 31, 2001

4(a)(i)-B	English summary of final version of Merger Agreement dated February 2003

†4 (b)(ii)(b)-A

English translation of Cable Broadcast License dated April 30, 2002, as amended, granted to Matav- Cable Systems Media Ltd., and Cable Broadcast License dated April 30 2002, as amended, granted to Matav - Cable Systems Media Haifa - Hadera Ltd.

4(b)(ii)(b)-B	English translation of Telecommunications Infrastructure License dated March 27, 2002 granted to Matav Infrastructure 2001 L.P.

**4(b)(ii)(b)-C	English summary of Broadcasting HeadEnd License dated May 2, 2002 granted to Cable Systems Media Haifa - Hadera Ltd.

4(c)	English translation of 2001 Senior Employee Option Plan

6	See Note 2(m) to our financial statements for information explaining how net loss per share information was calculated

8	List of Subsidiaries

10.1	Consent of Kost, Forer and Gabay

99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-4822).
**	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2001.
†

The terms of the Cable Broadcast License granted to Matav Cable Systems Media Haifa - Hadera Ltd. are substantially identical to the terms of the Cable Broadcast License granted to Matav Cable Systems Media Ltd.  In accordance with Rule 12b-31, only the latter is exhibited hereto (Exhibit 4 (b)(ii)(b)-A).  The only substantial differences between the two licenses are in relation to fees and license areas.  An English translation of the annexes of the licenses relating to these issues is exhibited hereto separately for each license.

MATAV - CABLE SYSTEMS MEDIA LTD

UNOFFICIAL AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

1.	Introduction and Interpretation

2.	Capital

3.	Shares

4.	Share Certificate

5.	Calls for Payment

6.	Forfeiture and Lien

7.	Transfer and Transmission of Shares

8.	Alterations to Capital

9.	Alteration of Rights

10.	General Meetings

11.	Discussion at General Meetings

12.	Voting by Shareholders

13.	The Board of Directors

14.	The Board of Directors’ Acts

15.	The Board of Directors’ Powers

16.	Minutes

17.	The Company’s Stamp and Signatory Rights

18.	Secretary, Officials and Attorneys

19.	Chief Executive Officer and General Managers

20.	Approval of a Non-Exceptional Transaction

2

21.	Dividends and Funds

22.	Bonus Shares

23.	Auditor

24.	The Company’s Books

25.	Notices

26.	Winding Up

27.	Internal Auditor

28.	Exemption, Insurance and Indemnity

1.	Introduction and Interpretation

	(a)	In these articles, the following expressions shall bear the meanings set forth alongside them, unless the context otherwise admits:

“Interested Party” – anyone who holds five percent or more of any means of control.

“means of control” – each of the following:
(1) a voting right in the general meeting of shareholders in a company or in a parallel corporate body in a different corporation;
(2) the right to nominate a director or a general manager;
(3) the right to participate in the company’s profits;
(4) the right to part of the corporation’s surplus assets following the payment of its debts, after its winding up.

“the Company” - Matav - Cable Systems Media Ltd;

“the Council” – the Council of Cable and Satellite Broadcasting;

“the Law” or “the Companies Law” - the Companies Law, 5759-1999, as altered from time to time;

“the license” – a general cable broadcast license awarded to the Company on the 30th of April, 2002, including its annexes, as amended by the Council from time to time.

“the office” - the Company’s registered office;

“these articles” - these articles of association as worded here or as altered from time to time by the shareholders;

“resolution passed by an ordinary majority” - a resolution passed at an annual or special general meeting of the Company’s shareholders by a majority of more than 50% of those voting who have voted for or against;

“resolution passed by a special majority” - a resolution passed at an annual or special general meeting of the Company’s shareholders by a majority of 75% and more of those voting who have voted for or against;

“year” or “month” - according to the Gregorian calendar.

	(b)	Words and expressions defined in the Company’s memorandum shall bear the meanings attributed to them there.

(c)

Subject to the provisions of this article, in these articles, unless the context otherwise admits, expressions defined in the Law shall bear the meanings attributed to them there and words appearing in the singular shall incorporate the plural and vice versa, words appearing in the masculine gender shall incorporate the feminine gender and vice versa, and words referring to persons shall also include corporations.

	(d)	The headings herein are designated for convenience purposes and to facilitate location, and shall not be used in the interpretation hereof.

	(e)	Unless otherwise expressly provided, any provision herein may be altered in a resolution passed by an ordinary majority.

2.	The Capital

	(a)	The Company’s share capital is NIS 100,000,000 [one hundred million] divided into 100,000,000 [one hundred million] ordinary shares of NIS 1 n.v. each.

	(b)	All the ordinary shares shall rank pari passu inter se for all intents and purposes and each ordinary share shall vest the holder thereof with:

(1)

a right to be invited to and participate in all the Company’s general meetings, and a right to one vote in respect of each ordinary share held by him in any vote at a general meeting of the Company in which he participates;

(2) a right to receive dividends, if and when distributed, and a right to receive bonus shares if distributed - pro rata to the nominal value of the shares, and regardless of any premium paid thereon;

(3) a right to participate in a distribution of the Company’s surplus assets after its winding up.

3.	Shares

(a)

Having regard to the relevant provisions in the Company’s memorandum of association, if existing, and without prejudice to the special rights previously given to the Company’s existing shareholders, the Company may issue shares from its original capital or those deriving from a capital increase, with preferred or inferior rights, or issue redemption shares from the unissued capital and redeem them or issue shares with special restricted rights or restrictions in connection with the distribution of dividends, voting rights, discharge of the capital, or in connection with other matters as the Company determines from time to time in a resolution passed by an ordinary majority. Subject to the provisions of the Law, the Company may issue redemption shares and redeem them.

(b)

If at any time the share capital is divided into different classes of shares, the Company may, in a resolution passed by an ordinary majority, unless the issue terms of such class of shares otherwise provide, alter, convert, widen, add to or otherwise vary the rights, privileges, advantages, restrictions and provisions related or unrelated to one of the classes at such time, if it obtains the consent of the holders of the shares of such class, which shall be given in a resolution passed by an ordinary majority passed at a special meeting of the holders of the shares of such class - that is to say, at a class meeting.

(c)

The special rights vested in the holders of shares or a class of shares that has been issued, including shares issued with preferred or other special rights, shall not be deemed to have been altered by the creation or issue of additional shares ranking equally with them, unless otherwise provided in the issue terms of such shares.

	(d)	The provisions hereof regarding general meetings shall apply, mutatis mutandis, to a meeting of the holders of any class of the Company’s shares.

(e)

Subject to the provisions hereof, the unissued shares shall be under the supervision of the board of directors, which may allot them (or otherwise deal with them) to such persons, for cash or otherwise, with such restrictions, on such conditions, at a premium, at their nominal value or at a discount, and at such times as the board of directors deems fit, with full authority to make calls upon any person, at the time and for the consideration the board of directors deems fit, and to grant any person a right to demand the allotment of any shares during such period and against such consideration as the board of directors determines.

Unless otherwise resolved by the Company in a resolution passed by a special majority, in the event of an offer of shares to a shareholder of the Company, a similar offer must be made to all the Company’s shareholders.

	(f)	Upon a share allotment, the board of directors may prescribe different terms and conditions for shareholders in relation to the amounts of the calls and/or their payment times.

	(g)	The board of directors may pay, in cash or otherwise, any person commission (including underwriting fees) in an amount not exceeding the maximum amount permitted pursuant to the law.

4.	Share Certificates

(a)

Certificates of title to shares shall be issued under the Company’s stamp and with the signatures of two directors, or with the signature of the Company’s secretary and one director or another person as determined by the board of directors.

(b)

Each shareholder shall be entitled to one share certificate in respect of the shares registered in his name, or if the board of directors so approves (after payment of the amount determined by it from time to time), to several share certificates, each in respect of one or more of such shares; each share certificate shall state the numbers of the shares in respect of which it has been issued and the amount paid up thereon and any other detail which in the board of directors’ opinion is important.

(c)

A certificate for a share registered in the names of two or more persons shall be given to the person specified by all the registered holders of the relevant share and in the absence of agreement - to the person whose name appears first in the shareholders’ register.

(d)

If a share certificate is lost or destroyed, the board of directors may issue a new certificate in its stead, provided that the certificate is furnished to it and destroyed by it or it is proved to its satisfaction that the certificate has been lost or destroyed, and that it receives collateral to its satisfaction in respect of any possible damage, and all for payment, if imposed.

5.	Calls for Payment

(a)

The board of directors may from time to time, in its discretion, make calls upon the shareholders for any monies not yet paid up in respect of the shares held by each of them, which pursuant to the shares’ allotment terms are not payable at fixed times. Each shareholder shall pay the Company the amount of the call made on him, at the time and place determined by the board of directors. Calls may be payable in instalments. A call shall be deemed to have been made upon the passing of the board of directors’ resolution approving it.

(b)

14 days’ notice of a call shall be given, stating the amount of the payment, the place of the payment and to whom it must be made, provided that prior to the payment time of such a call the board of directors may, on written notice to the shareholders, cancel the call or extend its payment time. Joint holders of a share shall be jointly and severally liable for the payment of all the instalments and calls due in respect of such share.

(c)

If pursuant to the issue terms of any share or otherwise any amount is payable at a fixed time or in instalments at fixed times, on account of the nominal value of the share or as premium, such amount or instalment shall be discharged as though it were a call duly made and notified by the board of directors, and such amount or instalment shall be governed by all the provisions hereof relating to calls.

(d)

If the amount of a call or instalment is not discharged on its payment date or prior thereto, the person who is at such time the holder of the share on which the call was made or in respect of which the instalment is due shall be liable to pay interest on the said amount at the rate determined by the board of directors from time to time, from the date fixed for the payment thereof until the date it is actually paid; however, the board of directors may waive the payment of all or any of the interest.

(e)

If the board of directors deems fit, it may accept from a shareholder wishing to advance same monies not yet called or payable and not yet paid on account of his shares, or some of them, and it may pay him interest on the monies so advanced, or some of them, until the date on which the monies would have been payable had they not been advanced, at the rate agreed upon between the board of directors and the shareholder, and the board of directors may at any time return the amount advanced as aforesaid, so long as it has not become payable, on three months’ prior written notice to the shareholder.

6.	Forfeiture and Lien

(a)

If a shareholder does not pay any call or instalment on the date fixed for the payment thereof or prior thereto, the board of directors may at any time thereafter, so long as the call or instalment remain unpaid, give notice to such shareholder demanding that he pay them together with the interest which has accrued and all the expenses which the Company has borne in respect of such non-payment.

(b)

The notice shall state a date (which shall be at least 14 days after the notice date) and place or places for payment of the call, together with the interest and expenses as aforesaid. In addition, the notice shall state that in the event of non-payment by the date and at the place specified in the notice, the shares in relation to which the payment or instalment has been called are likely to be forfeited.

(c)

If the demands included in the said notice are not complied with, the board of directors may, prior to payment of the call or instalment, the interest and the expenses due in connection with such shares, pursuant to a resolution in such regard, forfeit the shares in respect of which the notice was given. Such a forfeiture shall include all the dividends declared in relation to the shares forfeited and not actually paid prior to the forfeiture.

(d)

Any share so forfeited shall be deemed, so long as it is held by the Company, a dormant share, and the board of directors may, subject to the provisions of these articles, sell, re-allot or otherwise transfer it as it deems fit.

(e)	The board of directors may, at any time prior to selling, re-allotting or otherwise transferring any share forfeited as aforesaid, cancel the forfeiture on such terms as it deems fit.

(f)

A person whose shares have been forfeited shall be liable to pay the Company, notwithstanding the forfeiture, all the calls not paid in relation to such shares prior to the forfeiture, together with interest and linkage until the payment date and the expenses due on account of such shares or for them at the time of the forfeiture, together with interest on such amounts from the forfeiture date until the payment date, at the rate determined by the board of directors, provided that if the forfeited shares are resold, the debt of the shareholder whose shares have been forfeited shall be reduced by the amount actually received from their resale. Share forfeitures shall at the time of the forfeiture result in the cancellation of any right in the Company and any claim or demand vis-a-vis it in relation to the shares, save for those rights and duties excluded from this rule pursuant to these articles.

(g)

The provisions of these articles regarding the forfeiture of shares shall also apply to cases of non-payment of a known amount which pursuant to the share’s issue terms or allotment terms is payable at a fixed time, on account of the amount of the shares or as premium, as though such amount was payable by virtue of a call duly made and notified.

(h)

The Company shall have a first and paramount lien over all the shares registered in the name of such shareholder, save for fully paid up shares, and over all the proceeds from the sale thereof to discharge the debts and obligations of such shareholder to the Company, himself or together with anyone else, whether or not the time for the discharge of such debts or the performance of such obligations has arrived, whatever the origin of the debts, and no rights in equity shall be created over any share. The said lien shall apply to all the dividends declared from time to time in respect of such shares.

(i)

In order to realise the lien mentioned in sub-paragraph (h) above, the board of directors may sell the shares to which the lien applies in such manner as it deems fit, in its discretion; however, no share may be sold unless the said period [sic] has elapsed and the shareholder or the administrators of his estate have been given written notice stating that the Company intends selling the share, and the shareholder or the administrators of his estate do not pay the said debts or perform the said obligations within seven days of the notice.

(j)

The net proceeds from any such sale, after discharge of the sale expenses, shall be used to discharge the debts and perform the obligations of such shareholder (including the debts and obligations the discharge or performance of which is not yet due), and the balance (if any) shall be paid to him or the administrators of his estate or anyone to whom the right thereto is transferred, subject to the existence of a lien in favour of the Company - similar to the lien which existed on the shares prior to the sale - on the said balance in respect of debts not yet due.

(k)

In the case of a sale after forfeiture or to realise a lien by exercising the powers given above, the board of directors may appoint a person to sign a transfer instrument pertaining to the shares sold and to arrange for the purchaser to be entered in the shareholders’ register as the holder of the shares sold, and the purchaser shall not be liable to ascertain that these acts are duly done, and need not be concerned with the application of the sale monies, and after his name is entered in the shareholders’ register in relation to such shares, the validity of the sale may not be appealed and the sole remedy of any person injured by the sale shall be to claim damages from the Company and from it alone.

7.	Transfer and Transmission of Shares

(a)

A transfer of shares of the Company shall not be registered unless the Company is given an appropriate transfer instrument. Share transfer instruments shall be signed by the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the transferee’s name is entered in the shareholders’ register in respect of the share being transferred.

(b)	Share transfer instruments shall be drawn up in the following form or in a form as similar thereto as possible or in any ordinary or customary form approved by the board of directors:

“I __________ of __________ (hereinafter referred to as “the transferor”), in consideration for NIS __________ which has been paid to me by __________ of __________ (hereinafter referred to as “the transferee”), hereby transfer to the transferee __________* ________** shares of NIS __________ n.v. each, which are marked with the numbers __________ to __________ inclusive, of Matav - Cable Systems Media Ltd, to be held by the transferee, the administrators of his estate, his guardians and attorneys pursuant to all the terms and conditions on which I held them prior to the execution of this instrument, and I the transferee hereby agree to accept the said shares on the aforementioned terms and conditions.

As witness our hands on __________.

		The Transferor	The Transferee

		Witness to Transferor’s Signature	Witness to Transferee’s Signature

* State the quantity of shares.
** State the class of shares”

(c)

Together with the transfer instrument, the Company must be given any document (including the relevant share certificate) which the board of directors requires in connection with the transfer. If the share transfer is approved - all the said documents shall be kept by the Company.

(d)	The board of directors may:

	(1)	refuse to register the transfer of a share that is not fully paid up;

(2)

refuse to register a transfer instrument until the relevant share certificate and any other proof which the board of directors requires to prove the transferor’s entitlement to transfer the share and payment of the transfer fee, if imposed by the board of directors, is enclosed therewith. Transfer instruments which are registered shall be kept by the Company.

(e)

If the board of directors refuses to approve a share transfer, it shall notify the transferor thereof no later than three weeks after receiving the transfer instrument, and the documents relating to the unapproved transfer shall be returned to the person who submitted them, if so required.

(f)

The Company may prescribe a determining date for the purpose of entitlement to receive invitations to general meetings, participate therein and vote thereat, provided that such date shall not be more than 60 days prior to the date fixed for the general meeting.

(g)	A transfer instrument shall only relate to one class of shares, unless the board of directors otherwise agrees.

(h)	The Company shall be entitled to collect payment for the transfer’s registration, in the amount set by the board of directors from time to time.

(i)

The executors of the will or administrators of the estate or - if there aren’t any - the heirs of a deceased shareholder, and they alone, shall be recognised by the Company as having a proprietary right to the shares of such shareholder, and where the shareholder was one of a number of joint shareholders - the Company shall recognise them as having the proprietary right which the deceased shareholder had to the share. The aforegoing is not such as to release the estate of a deceased joint shareholder from any obligation in connection with a share held by him jointly with others.

(j)

Anyone becoming entitled to a share in consequence of the death of a shareholder and anyone appointed as trustee or receiver of a bankrupt shareholder (hereinafter referred to as “the beneficiary”) may, after bringing such evidence as required of him by the board of directors to prove his right, ask to be registered as a shareholder in respect of such share, or transfer it in accordance with the provisions of these articles in relation to transfer to another person.

(k)

The beneficiary is entitled to dividends and the other rights as though he were the registered holder of the share, even if such has not been registered; however, prior to being registered as a shareholder in respect of such share, he shall not be entitled, by virtue of the share, to benefit from any right of a shareholder to receive invitations to, participate in or vote at the Company’s meetings.

(l)

Notwithstanding the aforegoing, the board of directors may at any time demand that the beneficiary choose to be registered himself or to transfer the share, and if he does not comply with the notice within 60 days, the board of directors may withhold any dividends, distribution or other monies payable in connection with the share, until the demands of the notice are complied with. If a demand as aforesaid is presented, such shall be deemed the board of directors’ approval to register the beneficiary as the holder of the share; however, the board of directors’ shall maintain its right to refuse to approve the share’s transfer to another in accordance with the provisions of article 7.

(m)

The Company may destroy share transfer instruments after six years have passed since the transfer’s registration, and share certificates which have been cancelled - after three years from the cancellation thereof, and it shall prima facie be assumed that all the transfer instruments and certificates destroyed were fully valid and that the transfers, cancellations and registrations effected by virtue thereof were lawful.

8.	Alterations to Capital

(a)

The Company may from time to time, pursuant to a resolution passed by an ordinary majority, increase its share capital by creating new shares, whether or not all the shares it has resolved to issue have been issued by such time, and whether or not all the shares issued by such time have been called for payment in full, and the increase shall be in such amount and divided into shares of such nominal value and be issued with such restrictions, on such terms and conditions and with such rights and other rights thereon as directed in the aforementioned resolution on the shares’ creation, and where directives are not given in the resolution - as determined by the board of directors, and in particular the shares may be issued with a preferred right or restricted right to dividends or on a distribution of assets and with a special voting right or without any voting right.

(b)

Unless otherwise provided in the aforementioned resolution approving the share capital increase, the new shares shall be subject to the same provisions regarding the payment of calls, lien, forfeiture, transfer, transmission and otherwise applicable to the existing shares in the Company’s capital.

	(c)	Pursuant to a resolution passed by an ordinary majority, the Company may:

		(1)	consolidate and redivide its share capital into shares of a nominal value greater than the [nominal] value of the existing shares;

		(2)	sub-divide all or any of its share capital into shares of a nominal value smaller than the nominal value of the existing shares, in accordance with the provisions of the Law;

	(3)	cancel shares which as at the date of passing the resolution have not been allotted;

	(4)	reduce its share capital in such manner, on such terms and conditions and with such approvals as required pursuant to the Law.

(d)

In order to implement any resolution as aforesaid, the board of directors may settle any difficulty arising as it deems fit. Without derogating from the board of directors’ said power, where the consolidation will result in shareholders being left with fractions of shares, the board of directors may:

(1)

sell all the fractions and for such purpose appoint a trustee in whose name the share certificates including the fractions shall be issued, who may sell them and the consideration received less commissions and expenses shall be divided amongst the beneficiaries; or -

(2)

allot to any shareholder left with a fraction of a share as a result of the consolidation, shares of the class of shares which prior to the consolidation were fully paid up, in such number the consolidation of which with the fraction would be sufficient for one whole consolidated share, and the said allotment shall be deemed valid just before the consolidation;

(3)

determine that shareholders shall not be entitled to receive a consolidated share in respect of a fraction of a consolidated share, deriving from the consolidation of half or less of the number of shares the consolidation of which creates one consolidated share, and that they shall be entitled to receive a consolidated share in respect of a fraction of a consolidated share deriving from the consolidation of more than half the number of shares the consolidation of which creates one consolidated share.

If an act pursuant to sub-paragraphs (2) or (3) above obliges the issue of additional shares, they shall be paid in the manner in which it is possible to pay bonus shares. A consolidation and distribution as aforesaid shall not be deemed to alter the rights attached to the shares the subject of the consolidation and distribution.

(e)

In the event of a consolidation of shares into shares of a greater nominal value, the board of directors may determine arrangements in order to overcome any difficulty which might arise in connection with the consolidation, and in particular it may determine what shares will be consolidated into one share or another, and in the event of the consolidation of jointly held shares, it may determine arrangements for the sale of the consolidated share, the manner of selling it and the manner of distributing the consideration (net), and appoint a person to effect the transfer, and any act done by such person shall be valid and no claims against it shall be entertained.

9.	Alteration of Rights

If at any time the share capital is divided into different classes of shares, the Company may, in a resolution passed by a special majority - unless the issue terms of such class of shares otherwise provide - alter, cancel or otherwise deal with the rights attached to any class, provided that it obtains the written consent of the holders of all the issued shares of such class, or approval given in a special resolution passed at a separate class meeting of the holders of the shares of such class.

The provisions of these articles regarding general meetings (including adjourned meetings), the convening thereof and voting thereat shall apply, mutatis mutandis, to such a class meeting (including an adjourned meeting). The rights vested in the holders of shares of a particular class issued with special rights shall not be deemed to have been altered by the creation or issue of additional shares ranking equally with them, unless the issue terms of such shares otherwise provide.

10.	General Meetings

(a)

An annual meeting shall be convened at least once a year at the place specified by the board of directors or the Company’s secretary and no later than 15 months after the previous annual meeting (hereinafter referred to as “annual meeting”).

(b)

Shareholders’ meetings that are not annual meetings shall be called “special meetings”, and wherever these articles refer to a general meeting without stating that it is an annual meeting, the intention is a special meeting.

	(c)	The annual meeting:

		(1)	shall discuss the annual financial statements and the board of directors’ report;

		(2)	shall appoint the board of directors as provided in article 13 below;

		(3)	shall appoint the Company’s auditor. The auditors’ remuneration shall be determined by the Company’s board of directors;

(4) shall discuss all the other matters which must be discussed at the annual meeting, pursuant to these articles or the Law.

(d)

The board of directors may, in its discretion, convene a special meeting, and it must do so on the written requisition of shareholders pursuant to section 63(b) of the Law. Any such requisition must detail the objects for which the meeting must be called, shall be signed by the persons requisitioning it and furnished to the office.

(e)

If at any time there is not a sufficient number of directors in Israel to constitute a quorum, any director or any two shareholders of the Company may convene an extraordinary meeting in the manner, or as similar thereto as possible, in which meetings are convened by the board of directors.

	(f)	The Company need not give personal notice as provided in section 69(b) of the Law.

	(g)	Approval of the Company’s merger requires a resolution of the Company’s general meeting passed by an ordinary majority.

	(h)	Subject to the provisions of the Law, the general meeting may assume powers given to another organ of the Company, for a particular matter or for a particular period of time.

11.	The Discussion at General Meetings

(a)

No discussion shall be commenced at a meeting unless a quorum is present at the time the meeting proceeds to business. Save where otherwise provided in these articles or the Law, a quorum shall be constituted in the presence, in person or by proxy or in any other manner permitted by the Law, of at least two ordinary shareholders jointly holding or representing at least 40% of all the votes in the Company.

(b)

If a quorum is not present within half an hour of the time fixed for a meeting, the meeting shall be adjourned to the same day, time and place in the following week, or any other day and/or time and/or place determined by the board of directors. If a quorum is not present at the adjourned meeting within half an hour of the time fixed for the meeting, two shareholders with voting rights, present in person or by proxy or in any other manner permitted by the Law, shall constitute a quorum and may discuss the matters for which the adjourned meeting was called.

(c)

The board of directors' chairman shall chair any general meeting of the Company. If there is no chairman or if he is not present within 15 minutes of the time fixed for the meeting, or does not wish to chair the meeting, the shareholders present at the meeting shall elect one of their number as chairman.

(d)

The general meeting's chairman may, with the agreement of the meeting at which a quorum is present, adjourn the meeting from time to time and from place to place, and he must do so if ordered by the meeting. No matter shall be discussed at an adjourned meeting save for matters the discussion of which was not completed or commenced at the meeting at which the adjournment was decided upon. It shall not be necessary to give notice of the adjournment or of the matters on the adjourned meeting's agenda.

12.	Voting by Shareholders

	(a)	A resolution to be voted upon at an general meeting shall be passed by way of a poll.

(b)

The declaration of the general meeting’s chairman that a resolution at the general meeting has been passed unanimously or by a certain majority or that it has been defeated shall constitute prima facie proof of such fact and it shall not be necessary to prove the number or quota of votes given for or against the proposed resolution.

(c)

A corporation which is a shareholder of the Company may, pursuant to a decision by its directors or another organ, empower any person it deems fit to be its representative at any meeting of the Company. A person empowered as aforesaid may exercise, on the behalf of the corporation he is representing, those powers which the corporation itself could have exercised had it been a flesh and blood shareholder of the Company.

	(d)	A shareholder who is a minor and a shareholder whom a competent court has declared legally incapacitated may only vote through their guardian, and any guardian as aforesaid may vote through a proxy.

(e)

In the case of joint shareholders, the joint shareholders may notify the Company that one of them shall vote on their behalf, in person or by proxy or in any other manner permitted by the Law. So long as notice as aforesaid is not given, the vote of the senior joint shareholder, in person or by proxy or in any other manner permitted by the Law, shall be accepted, to the exclusion of the other joint shareholders, and for such purpose the person whose name appears first in the shareholders’ register shall be deemed to have seniority.

(f)	A shareholder may not vote at a general meeting or be considered in counting those present unless he has paid all the calls and monies due from him at such time for his shares.

(g)

A shareholder may appoint a proxy to vote in his stead. A proxy need not be a shareholder of the Company. The appointment of a proxy shall be effected in a written instrument signed by the appointor or his duly authorised attorney, and if the appointor is a corporation - it shall bear the corporation’s stamp and [the signatures of] the person or persons authorised to bind the corporation.

(h)

The document appointing a proxy (hereinafter referred to as “appointment instrument”) and the power of attorney (if any) pursuant whereto the appointment instrument is signed or a copy thereof verified to the board of directors’ satisfaction shall be deposited at the office or the place designated for the meeting not less than 24 hours prior to the time fixed for commencement of the meeting at which the person mentioned in the document is to vote, or shall be delivered by hand to the meeting’s chairman upon the meeting’s commencement; however, the meeting’s chairman may waive such requirement in respect of any meeting. A shareholder holding more than one share shall be entitled to appoint more than one proxy, subject to the following provisions:

	(1)	the appointment instrument shall state the class and number of the shares in respect of which it is being given;

(2)

if the number of shares of any class specified in the appointment instruments given by one shareholder exceeds the number of shares of such class held by him, all the appointment instruments given by such shareholder shall be void.

If only a proxy is appointed by a shareholder and the appointment instrument does not state the number and class of the shares in respect of which it is being given, the appointment instrument shall be deemed to have been given in respect of all the shares held by the shareholder on the date of the appointment instrument’s deposit with the Company or on the date of its delivery to the meeting’s chairman, as the case may be. If the appointment instrument is given in respect of a number of shares less than the number of shares held by the shareholder, the shareholder shall be deemed to have abstained from voting in respect of the balance of the shares held by him and the appointment instrument shall be valid in respect of the number of shares specified therein.

(i)	Any instrument appointing a proxy, for a particular meeting or otherwise, shall be, insofar as the circumstances permit, in the following form:

“I, __________ of __________, as shareholder of Matav - Cable Systems Media Ltd (hereinafter referred to as “the Company”) hereby appoint __________ of __________ or in his absence __________ of __________ or in his absence __________ of __________ to vote for and on my behalf in respect of __________ (*) shares of __________ (**) class held by me, at the (annual/special) general meeting/class meeting of the Company to be held on __________ and at any adjourned meeting thereof.

As witness my hand on_____________.

Signature

		*	State the quantity of shares.
		**	State the class of shares.”

A vote in accordance with the proxy appointment instrument shall be valid notwithstanding the appointor’s death or the proxy’s cancellation or transfer of the share in respect of which a vote was given as aforesaid, unless written notice of the death, cancellation or transfer is received at the Company’s office or by the meeting’s chairman prior to the vote.

13.	The Board of Directors

(a)

The number of board of directors’ members shall be determined from time to time in a resolution passed by an ordinary majority of the Company’s general meeting. Until otherwise determined by the general meeting, the number of members on the board of directors shall be not less than four nor more than 15.

(b)

Save for external directors, who shall be appointed pursuant to the provisions of the Law, the Company’s other directors shall be appointed in a resolution passed by an ordinary majority at an annual or special meeting of the Company’s shareholders, and they shall hold office so long as they are not replaced or their office terminated pursuant to article 13(g) below, until the end of the following annual meeting. In addition, the Company’s board of directors shall be authorised to appoint directors in a resolution passed by a majority of votes of the directors who are not legally prevented from participating in passing the resolution (hereinafter referred to as “ordinary resolution”) up to the maximum possible number of board of directors’ members as provided in article 13(a) above. The elected directors shall commence office on the date on which they are elected, unless otherwise determined.

(c)

Save for a director whose term of office has expired at the end of the annual meeting, no candidate for the office of director may be proposed at an annual meeting of the Company, unless not less than 48 hours or more than 42 days prior to the time fixed for the annual meeting, written notice signed by a shareholder (but not the candidate) who may participate in the meeting for which the notice was sent and vote thereat, of his intention to propose such candidate for election as a director, is furnished to the office, together with the candidate’s written agreement to be elected as aforesaid.

(d)

The shareholders may dismiss a director or a number of directors from their office before the end of their term of office, in a resolution passed by an ordinary majority passed at a special meeting of the Company’s shareholders, and they may appoint another person as a director of the Company in their stead.

(e)

A director may at any time appoint another person as his alternate on the board of directors (hereinafter referred to as “alternate”), cancel such appointment and appoint another alternate; the appointment or cancellation thereof shall be effected on written notice to the board of directors. So long as the appointment of an alternate is valid, the alternate shall be entitled to receive invitations to all the board of directors’ meetings (in addition to the appointing director’s right to receive invitations) and to participate in and vote at any board of directors’ meeting from which the appointing director is absent.

The office of an alternate shall automatically become vacant on termination of the appointing director’s office.

Subject to the provisions of the appointment instrument pursuant whereto he is appointed, an alternative shall have all the powers given to the board of directors’ member who appointed him.

(f)	A director who ceases to hold office may be reappointed.

(g)	The office of a board of directors’ member shall automatically become vacant in any one of the following cases:

(1) on his death;

	(2)	if he becomes insane or mentally ill;

	(3)	if he becomes bankrupt;

	(4)	if he resigns from office on written notice to the Company;

	(5)	if he is dismissed pursuant to article 13(d) above;

	(6)	in any other case prescribed in the Law.

(h)

If the office of a director becomes vacant, the remaining board of directors’ members may act in any matter so long as their number does not fall below that specified in article 13(a) above. If their number falls below the quorum, they may not act, except in urgent cases or for the purpose of convening a special or annual meeting.

(i)

The board of directors’ members shall receive remuneration from the Company for their office as members of the board of directors, if the Company so decides in accordance with the provisions of the law. A board of directors’ member may receive his reasonable costs for travelling, subsistence and the other expenses connected with his participation in board of directors’ meetings and performing his position as a board of directors’ member, all as decided subject to the provisions of the law.

(j)

If a board of directors’ member who is so willing is requested to provide the Company with special services or to make special efforts for one of the Company’s objects by travelling abroad or staying there or otherwise, the Company shall pay him remuneration in the amount determined in accordance with the provisions of the law and such remuneration shall be added to or replace the fixed remuneration (if any).

(k)

The board of directors’ chairman shall be elected in an ordinary resolution by the board of directors’ members at a meeting of the Company’s board of directors after the annual meeting, or at a meeting of the board of directors which appointed him to serve as director.

(l)	A corporation shall not be qualified to serve as a director of the Company.

14.	The Board of Directors’ Acts

(a)

The board of directors shall convene from time to time for the purpose of performing its duties and it may adjourn its meetings and otherwise regulate its meetings and proceedings as it deems fit. Until otherwise resolved by the board of directors, four members of the board of directors who are not legally prevented from participating in the board of directors’ meeting shall constitute a quorum at meetings. Each director shall have one vote and the board of directors’ resolutions shall be passed by a majority. The board of directors’ chairman shall not have an additional vote where the votes for and against a resolution are tied.

	(b)	A board of directors’ meeting shall be convened pursuant to an invitation by the board of directors’ chairman.

A board of directors’ meeting may be convened pursuant to a requisition by two directors addressed to the board of directors’ chairman. If a board of directors’ meeting is not convened within seven days of the requisition, the persons requisitioning the meeting may convene it.

(c)

Each director may, a reasonable time prior to a meeting, ask the board of directors’ chairman to include a particular matter on the meeting’s agenda. The Company’s general manager may not ask the board of directors’ chairman to include a particular matter on the meeting’s agenda.

(d)

Subject to the provisions of sub-paragraph (e), notice of convening a board of directors’ meeting may be given orally, in a telephone conversation, in writing, by cable, facsimile or by electronic mail 48 hours prior to the time fixed for the meeting.

(e)

A board of directors’ meeting may also be convened within less than 48 hours if all the board of directors’ members or their alternates (should there be any) have agreed thereto in the manner set forth below. In such event, a convening notice sent to a director by facsimile or electronic mail that the director gave the Company, or by notice given to the director by voice mail at a number that the director advised the Company or by personal delivery to an address that the director advised the Company, shall be deemed as having been received by the director, unless the director notifies the Company otherwise within three hours from the time the notice is delivered as aforesaid. If notification as aforesaid is given by a director, the meeting shall be adjourned and shall in any event be held after a further 24 hours have elapsed or any longer time that shall be specified in the convening notice.

(f)

A director who is absent from Israel shall, during the time he is abroad, be entitled to receive notices of convening board of directors’ meetings at his known address in Israel or at an overseas address of which he advised the Company.

(g)	A member of the board of directors who may legally participate in passing a resolution shall be entitled to vote in writing, by cable, by facsimile, by e-mail or in any other way permitted by the Law.

(h)

The board of directors’ chairman shall chair the board of directors’ meetings. If there is no chairman as aforesaid or if is not present within 15 minutes of the time fixed for the meeting or if he does not wish to chair it, the board of directors’ members present at the meeting shall elect one of their number to chair the meeting.

(i)

A board of directors’ meeting at which a quorum is present may exercise all the powers, authorities and discretions given at such time, pursuant to the Company’s directives, to the board of directors or generally exercised by it.

(j)	The board of directors may delegate all or any of its powers to board of directors’ committees, in general or for a particular matter, and it may from time to time cancel such delegation of power.

Any committee so created must, when exercising its powers, comply with all the directives laid down by the board of directors. The meetings and acts of any such committee, which is made up of two or more members, shall be conducted pursuant to the provisions of these articles governing meetings and acts of the board of directors, insofar as appropriate and insofar as not replaced by directives given by the board of directors pursuant to this article.

Subject to the provisions of the law, all the acts done by or pursuant to a resolution of the board of directors, or by a meeting of a board of directors’ committee or by anyone serving as a member of the board of directors, shall be valid even if it later transpires that there was some defect in the election of such board of directors’ members or the persons serving as aforesaid or that all or one of them were disqualified, as though each of them had been duly elected and as though he had the qualifications necessary to be a member of the board of directors or committee.

(k)

Subject to the agreement of all the directors who are not legally prevented from participating in passing resolutions as provided below, the Company’s board of directors may pass resolutions without actually convening. If resolutions are passed by the board of directors without convening as provided in this article, the board of directors’ chairman shall draw up minutes and do one of the following: annex thereto the way in which all the board of directors’ members (or their alternates) who participated in passing the resolution voted, as notified to him in writing; or (2) sign them. Minutes signed by the board of directors’ chairman shall serve as prima facie proof of that stated therein. Resolutions passed as aforesaid shall be valid for all intents and purposes as though passed at an ordinary board of directors’ meeting.

(l)

The board of directors may hold meetings via any media, provided that all the directors participating may hear each other simultaneously. A board of directors’ resolution passed at meeting held via media shall be valid for all intents and purposes as though passed at an ordinary board of directors’ meeting.

15.	The Board of Directors’ Powers

The board of directors shall have the powers specified in the Companies Law and these articles.

Without prejudice to the generality of the aforegoing and the other powers vested in it pursuant to these articles and without thereby howsoever limiting or restricting the said powers or any of them, it is hereby expressly provided that the board of directors shall have the following additional powers:

(a)

to appoint a person or persons (whether or not incorporated) to receive and hold on trust for the Company property belonging to the Company or in which the Company has an interest, or for any other purpose, and to perform and do all the acts, deeds and things required in connection with any such trust, and to attend to paying the remuneration of the trustee or trustees required in connection with any such trust, and to attend to paying the remuneration of such trustee or trustees;

(b)

to commence, conduct, defend, settle or abandon any legal proceedings on behalf of or against the Company or against its officials or otherwise relating to its affairs and to settle and extend the time for the payment or discharge of any debt due or claims or demands by or against the Company;

	(c)	to refer for arbitration any claim or demand by or against the Company;

(d)

to determine, from time to time, who shall be entitled to sign on the Company’s behalf bills of exchange, promissory notes, receipts, endorsements, cheques, dividend certificates, releases, contracts and other documents of whatsoever type;

	(e)	from time to time, in its absolute discretion, to borrow or secure any amount or amounts of money for the Company’s objects;

and in such regard to obtain or secure the discharge of any such amount or amounts in such manner, at such times and on such terms and conditions as it deems fit, and in particular by issuing bonds, permanent or redeemable debentures, debenture series, or any mortgage, charge or other collateral over all or any of the Company’s plants or property, at present or in future, including the uncalled share capital and the share capital which has been called but not yet paid;

(f)

to appoint, dismiss or suspend a general manager, manager, secretary, official, employee or representative on a temporary or permanent basis or for special services, as the board of directors deems fit from time to time, and to define their powers and duties and determine their salaries;

(g)

from time to time and at any time, subject to the Law, to set up any local board of directors for the purpose of managing any of the Company’s businesses at a certain place in Israel or abroad and to appoint any persons as members of local boards of directors, to determine their remuneration and dismiss any such persons from their office, and from time to time and at any time, subject to the Law, to delegate to any person appointed as aforesaid all the powers, authorities and discretions given to the board of directors at such time, and to empower the members for the time being of any local committee, or any of them, to fill any place which has become vacant thereon and to act notwithstanding the fact that places have become vacant thereon, and any appointment or delegation as aforesaid may be effected on such terms and conditions and subject to such qualifications as the board of directors deems fit, and the board of directors may at any time dismiss any person appointed as aforesaid and cancel or alter any such delegation. The board of directors may empower any persons to whom powers, authorities or discretions are delegated and which are vested in them for the time being to sub-delegate all or any of them;

(h)

at any time to appoint, pursuant to a power of attorney, any person or persons as the Company’s attorney or attorneys for such objects and with such powers, authorities and discretions (not exceeding those given to or exercisable by the board of directors pursuant to these articles), for such period and subject to such qualifications as the board of directors deems fit from time to time and any such appointment may be given (if the board of directors deems fit) to members of any local board of directors established as aforesaid or someone therefrom, or to any company or its members, members of its board of directors, the representatives or managers of any company or firm, or in another manner to any variable body of persons, whether appointed directly or indirectly by the board of directors. A power of attorney as aforesaid may include such powers for the protection or convenience of persons coming into contact with such attorneys as the board of directors deems fit;

(i)

the board of directors may appoint and authorise others to appoint, on the Company’s behalf, a lawyer or lawyers in Israel or abroad to represent the Company before any court, legal and quasi-legal tribunals, government, municipal or other bodies or offices in Israel or abroad and to vest the lawyer with such powers as the board of directors deems fit, including the power to delegate all or any of his powers to another or others;

(j)

in general, subject to the provisions of the Law and the regulations thereunder, to delegate to any person, firm, company or variable body of persons, the powers, authorities and discretions vested in the board of directors;

(k)

subject to the provisions of the Companies Law and the provisions of article 15(g) above, the board of directors shall appoint an executive committee from amongst its members which shall routinely supervise the Company’s activity and pass resolutions in accordance with the authority given by the board of directors;

(l)

donate, authorise to donate or determine rules with regard to donating a reasonable amount not exceeding US$ 250,000 in any year pursuant to the provisions of the Law, unless the board of directors determines another amount;

	(m)	to determine the remuneration of the Company’s auditor and his remuneration in respect of additional services provided by him as required from time to time by the board of directors;

	(n)	to assume powers given to the Company’s general manager, for a particular matter or for a particular period.

16.	Minutes

	(a)	The board of directors shall procure that minutes are properly kept in books prepared for such object regarding:

(1) the names of the board of directors’ members present at any board of directors’ meeting and at any board of directors’ committee meeting;

(2) the names of the shareholders participating in any general meeting;

		(3)	the directives given by the board of directors to the board of directors’ committees;

		(4)	resolutions and a summary of the discussions at the general meetings, board of directors’ meetings and board of directors’ committee meetings, including written resolutions.

Minutes of a board of directors’ meeting or board of directors’ committee meeting or of a general meeting, if apparently signed by the chairman of such meeting or by the chairman of the subsequent meeting, shall be accepted as prima facie proof of the matters entered therein.

17.	The Company’s Stamp and Signatory Rights

The Company’s board of directors shall from time to time determine whose signature (hereinafter referred to as “the authorised signatories”) shall bind the Company in general, for a particular act or for a particular class of acts. Any signature on the Company’s behalf shall be accompanied by the Company’s stamp or shall appear on its printed name. The authorised signatories need not be directors of the Company.

18.	Secretary, Officials and Attorneys

(a)

The board of directors may from time to time appoint a secretary for the Company as well as officials, employees and agents to permanent, temporary or special positions, as the board of directors deems fit from time to time, and it may cease the services of one or more of the aforegoing from time to time and at any time.

	(b)	The director may determine the powers and duties of the aforegoing as well as their salaries, benefits and employment conditions, and demand collateral in such cases and amounts as it deems fit.

(c)

The board of directors may from time to time and at any time, pursuant to a power of attorney, appoint any company, firm, person or body of persons, whether they are appointed by the board of directors directly or indirectly, to be the Company’s attorneys for such objects, with such powers, authorities and discretions (which shall not exceed those given to or exercisable by the board of directors pursuant to these articles), for such period and subject to such terms and conditions as the board of directors deems fit, and any power of attorney as aforesaid may include such directives as the board of directors deems fit for the protection and convenience of persons dealing with the aforementioned attorneys and it may give an attorney as aforesaid the authority to transfer all or any of the powers, authorities and discretions given to it.

19.	Chief Executive Officer and General Managers

(a)

The board of directors may from time to time appoint one or more persons (whether or not he is a member of the board of directors) as chief executive officer or general manager of the Company, for a fixed period or for an unlimited term, and it may from time to time release him or them from their office and appoint another or others in their stead.

(b)

The remuneration of the chief executive officer and/or general meeting shall be determined in accordance with the provisions of the Law and may be in the form of a fixed salary or participation in profits or the financial turnover of the Company or any other company in which the Company has an interest, or in another manner or in one or more of such ways.

(c)

The Company’s board of directors shall determine the division of powers amongst the general managers inter se. The powers shall be divided in accordance with spheres of activity, spheres of expertise of the general managers or according to any other criteria.

(d)

Officers of the Company who are not directors, the chief executive officer or general managers - shall be appointed and dismissed by the Company’s board of directors on the general manager’s recommendation.

20.	Approval of a Non-Exceptional Transaction

A non-exceptional transaction of the Company with an interested party therein or with an officer or in which they have a personal interest requires the audit committee’s approval.

21.	Dividends and Funds

(a) A resolution on a distribution shall be passed by the Company’s board of directors.

(b)

The board of directors may, before proposing any dividend, set aside amounts from the Company’s profits, as it deems fit, as a reserve fund for certain purposes, and it may place the amounts set aside as aforesaid in such investments as it deems fit and from time to time deal with or alter these investments and use all or any of them in favour of the Company, and use the fund or any part thereof in the Company’s business, without being liable to keep them separately from the Company’s other assets.

(c)

Subject to all the special rights or restrictions attached to any shares, a cash dividend shall be distributed and paid to the shareholder pro rata to the capital paid up on the nominal value of the shares held by them, without regard to premium paid thereon.

(d)

The board of directors may from time to time determine the manner of paying dividends or distributing bonus shares to shareholders and the arrangements relating thereto. Without derogating from the generality of the aforegoing, the board of directors may pay any dividend or monies in respect of shares by mailing a cheque to the shareholder’s address as entered in the register. The mailing of any cheque as aforesaid shall be at the shareholder’s risk.

(e)

In those cases where the board of directors determines the payment of dividends, distribution of shares or debentures from capital, or the grant of a right to subscribe for shares not yet issued which are being offered to shareholders, against delivery of an appropriate coupon attached to any share certificate, such payment, distribution or grant of a right of subscription against an appropriate coupon to the holder of such coupon shall constitute a discharge to the Company in relation to such act vis-a-vis any person claiming a right to such payment, distribution or grant of a right of subscription, as the case may be.

(f)

The board of directors may withhold any dividend, bonus, rights or amounts payable in respect of shares over which the Company has a lien and use the realisation proceeds to discharge the debts in respect of which the Company has a lien.

(g)

The board of directors may decide that the bonus shares shall be of a class of shares vesting the holders thereof with the right to participate in a distribution of bonus shares, or of another class that shall be distributed amongst all those entitled regardless of the class of shares held by them, or a combination of share classes.

(h)

The transfer of a share shall not vest the transferee with the right to dividend or any other distribution declared thereon after such transfer and prior to the transfer’s registration, save that where the share transfer requires the board of directors’ approval, the approval date shall replace the transfer registration date.

(i)	Where dividend is not claimed within seven years of being declared, the person entitled thereto shall be deemed to have waived it and it shall be returned to the Company.

(j)

The board of directors may deduct from any dividend, grant or other monies payable in connection with a shareholder’s shares, whether he holds them alone or together with others, any amounts due from him which he is liable to discharge to the Company alone or together with any other person on account of calls and the like.

(k)

Where a number of persons are registered as joint holders of a share, each of them may give a valid receipt for any dividend paid on the share, for a share or debenture from capitalisation and for other monies or benefits given in relation to such share.

22.	Bonus Shares

The Company may distribute bonus shares.

23.	Auditor

(a)

At least once a year an audit shall be carried out of the Company’s accounts and the correctness of the profit and loss statement and the balance sheet, and they shall be certified by an auditor or auditors.

(b)

The Company shall appoint an auditor or auditors at an annual meeting or at a special meeting (in accordance with the case); their appointment, remuneration, rights and duties shall be subject to the provisions of the Companies Law.

(c) The auditor may receive invitations and be present at any general meeting of the Company, and express his opinion on any matter pertaining to his position as the Company’s auditor.

(d)

Subject to the provisions of the Companies Law, any act done by the Company’s auditor shall be valid vis-a-vis any person dealing with the Company in good faith, notwithstanding any defect in the auditors’ appointment or qualification.

24.	The Company’s Books

(a)

The board of directors shall comply with all the provisions of the Companies Law in connection with the registration of charges and in connection with keeping a register of the board of directors’ members, a shareholders’ register and a register of charges.

(b)

Every book, register and record which the Company must keep pursuant to the Companies Law or these articles shall be kept by entries in ordinary books or by technical, mechanical or other means as the board of directors resolves.

(c)

The Company may, having regard to the provisions of the Companies Law or any other law, keep in any other country to which the provisions apply a register or registers of shareholders living in such country, and exercise all the powers mentioned in the Companies Law in relation to such branch registers.

25.	Notices

(a)

Notice of a general meeting need only be given to shareholders entitled to participate in general meetings who have given an address in Israel. No other person shall be entitled to receive notice to general meetings.

(b)

Where the Company has reason to believe that an address given to the Company by a shareholder is no longer his address, such shareholder shall be deemed not to have given the Company an address in any of the following cases:

(1)

where the Company sends him, in accordance with the said address, a letter by registered mail requesting him to confirm that the said address is still his address or to notify the Company of a new address, and the Company does not receive a reply within 60 days of mailing the letter;

(2)

where the Company sends him, in accordance with the said address, a letter by registered mail and the Postal Authority - in the course of keeping [sic] the letter or without doing so - notifies the Company that the letter was not delivered to him at the said address since he is not known at that address or for any other reason.

(c)

The Company may send any notice or document to a shareholder by personal delivery, or by mailing it in accordance with the address given to the Company. Where notice is sent by mail, it shall be deemed to have been duly effected if the letter containing the notice bears the address given to the Company and is duly stamped, and so long as not otherwise proved delivery shall be deemed to have been effected within 72 hours of being mailed by the Company, where the address is in Israel, and where the address is abroad - within 10 days of being mailed by the Company.

(d)

The Company may send notice to its shareholders by publishing the notice at least once in a daily newspaper published in Israel and the date of publication in the newspaper shall be deemed the date on which the notice was received by the shareholders.

	(e)	The provisions of sub-paragraphs (c) and (d) are not such as to impose any duty on the Company to give notice to someone who has not given the Company an address in Israel.

(f)

Written confirmation signed by a director or the secretary regarding the dispatch of a letter or the grant of a notice in one of the ways mentioned in sub-paragraphs (c) and (d) above shall be deemed conclusive proof in respect of any detail included therein.

	(g)	In the case of joint shareholders, the Company may give notice by sending the notice to the shareholder whose name is mentioned first in the shareholders’ register in respect of such share.

(h)

Any document or notice dispatched to the Company [sic] in accordance with the provisions of these articles shall be deemed to have been duly delivered notwithstanding the death, bankruptcy or winding up of such shareholder (whether or not the Company was aware thereof), so long as nobody else has been registered in his stead as the shareholder, and any dispatch or delivery as aforesaid shall for all intents and purposes be deemed adequate in respect of any person having rights in such shares.

26.	Winding Up

In the case of the Company’s winding up, whether voluntary or otherwise - and unless otherwise expressly provided in these articles or in the issue terms of any share - the following provisions shall apply:

(a)

if the Company’s assets after payment of its debts are not sufficient to return all the paid up share capital, and the ratio between the amount paid and the nominal value is not equal in respect of all the Company’s shares, the liquidator shall issue such calls as shall equalise the said ratio. The Company’s assets after the payment of its debts together with the amounts collected by virtue of the calls issued pursuant to this sub-paragraph (if issued) shall hereinafter be referred to as “the surplus assets”.

	(b)	The liquidator shall distribute the surplus assets amongst the shareholders subject to the special rights attached to shares pursuant to the following order of priorities and ratio:

		(1)	return of the share capital: pro rata to the capital paid up on the nominal value of the shares;

(2)

the balance of the surplus assets (if any): pro rata to the capital paid up on the nominal value of the shares, and for such purpose any amount not called on shares shall be deemed paid up, whilst any amount called and not paid by commencement of the winding up shall not be included in the paid up capital for the purposes of this distribution.

(c)

With the Company’s approval in a resolution passed by a special majority, the liquidator may distribute the Company’s surplus assets or any of them amongst the shareholders in specie and give any of the surplus assets to a trustee on deposit to the credit of the shareholders as the liquidator deems fit.

27.	Internal Auditor

	(a)	The Company’s board of directors shall appoint an internal auditor as provided in the Law.

	(b)	The board of directors’ chairman shall be the internal auditor’s organisational superior.

	(c)	The internal auditor shall submit his proposal for a work plan for the approval of the Company’s audit committee.

28.	Exemption, Insurance and Indemnity

(a)

Exemption - subject to the provisions of the Companies Law, the Company may exempt an officer therein from all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis it.

(b)

Insurance - subject to the provisions of the Companies Law, the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an officer therein, for one of the following:

		(1)	breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

		(2)	breach of the fiduciary duty vis-a-vis it, provided that the officer acted in good faith and had reasonable basis to believe that the act would not harm the Company;

	(3)	a monetary obligation imposed in him in favour of another person.

(c)

Indemnity - subject to the provisions of the Companies Law, the Company may indemnify an officer therein for an obligation or expense as specified in sub-paragraphs (1) and (2) below, imposed on him in consequence of an act done in his capacity as an officer therein, for one of the following:

	(1)	a monetary obligation imposed on him in favour of another person or pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator’s award;

(2)

reasonable litigation costs, including advocates’ professional fees, incurred by an officer or which he is ordered to pay by a court, in proceedings filed against him by the Company or in its behalf, or by another person, or in a criminal indictment of which he is acquitted or in a criminal indictment in which he is convicted of an offence not requiring proof of criminal intent.

Indemnity as aforesaid may be given: in advance, provided that it is limited to types of events which in the board of directors’ opinion are foreseeable, at the time of giving the indemnity undertaking, and to such amount as the board of directors determines is reasonable in the circumstances of the case; and/or retroactively.

The total amount of Indemnity as aforesaid, to all the officers of the Company, shall not exceed twenty five percent (25%) of the Company’s equity according to the last financial statements that were published by the Company.

(d)	The above provisions are not such as to howsoever limit the Company with regard to its entering into an insurance contract and/or with regard to indemnity:

	(1)	in connection with someone who is not an officer of the Company, including employees, contractors or consultants of the Company who are not officers therein;

	(2)	in connection with officers of the Company - where the insurance and/or indemnity are not expressly prohibited pursuant to any law.

29.	General

Notwithstanding anything to the contrary in these articles:

(i)

There shall be no charge on a means of control of the Company, if its exercise shall constitute a transfer subject to approval of the Council according to Section 19.2.1 of the license, unless the charge agreement included a provision according to which the charge shall not be exercisable without the receipt of the written consent of the Council in advance.

(ii)

There shall be no validity to a change in control or direct holding of means of control of the Company and means of control of the Company that were directly transferred shall not give their purchaser or receiver any rights, if such change or transfer were not performed according to Section 19.2.1 of the license. This paragraph of the articles shall not be amendable during the period of the license, including its extensions.

(iii)

All direct holders of means of control of the Company shall notify the Company on any change in the details with regard to such holder according to Section 19.3.1 of the license including, inter alia, any change in the holdings of any Interested Party in the Company, in the areas of press, Bezeq (as defined in the Telecommunications Law) and broadcasts, and shall give the Company all the information needed in order to fulfill the obligations of such holders under Section 19.3.1 of the license.

*    *    *

AGREEMENT

Drawn up and signed in Tel Aviv on October 18, 1993

Among:	Dankner Investments Ltd. of 5 Hashlah Street, Tel Aviv

of the first part

And:	Hananiah Gibstein of 5 Hatavor Street, Rishon Lezion

of the second part

And:	Hapoalim Electronic Communications Ltd. of 3 Daniel Frisch Street, Tel Aviv

of the third part

And:	Ma’ariv Electronic Communications Ltd. of 2 Carlibach Street, Tel Aviv

of the fourth part

And:	Shamrock Holdings of California Inc. of 1081 Avenue of the Stars Los Angeles, California U.S.A.

of the fifth part

And:	Eli Cheifetz of Moshav Kidron and Shimon Cheifetz of 11 Ner Halaila Street, Beit Yanai, jointly and severally of the sixth part

And:	Zvi Dinstein of 24 Heh Be’iyar Street, Tel Aviv

of the seventh part

WHEREAS:	The Parties are shareholders in Matav - (Cable Systems Media Ltd.) (hereinafter: the “Company”);

AND WHEREAS:	The Company intends to issue shares to the public and to the Company employees pursuant to a prospectus;

AND WHEREAS:	The Parties wish to formalize in this Agreement the manner
of voting by virtue of the company shares which they own,
regarding the appointment of Company directors, and the
manner of selling the shares which they own, pursuant to the terms of this Agreement;

The following has therefore been declared, stipulated and agreed between the Parties:

1.	Definitions and Interpretations

1.1

In this Agreement,  the following terms shall be construed according to the definitions stated alongside them, unless this meaning is incompatible with the content of the matters discussed or the context thereof:

		1.1.1	“Parties” - all the Parties to this Agreement;

		1.1.2	“Dae of Record” - the date upon which the Company shall first publish the prospectus for the issue of securities.

		1.1.3	“Original Shares Owned by a Party to this Agreement” - the number of Company shares which are owned by a Party to this Agreement as of the Date of Record.

1.1.4

“Balance of Shares of a Party to this Agreement” - the number of the shares, out of the Original Shares of a Party to this Agreement, which shall remain in its possession at any time referred to in this context in the Agreement.

		1.1.5	“Original Shares of the Parties” - the aggregate number of shares, held by the Parties as of the Date of Record.

1.1.6

“Balance of the Shares of the Parties” - the aggregate number of the Company shares, out of the Original Shares of the Parties to this Agreement, which shall be owned by the Parties at any time referred to in this context in the Agreement.

		1.1.7	“Relatives” - parents, offspring, siblings and spouses.

	1.2	The Preamble to this Agreement constitutes an integral part thereof.

	1.3	The division of the Agreement into sections and the provision of headings for the sections is solely for the sake of convenience and shall not be used for the purposes of interpretation thereof.

2.	Appointment of Directors

The Parties shall vote at the general meetings of Company shareholders for the appointment of Company directors from among those candidates determined through coordination of the Parties in accordance with the following provisions:

2.1    A preliminary meeting of the Parties to this Agreement shall be convened three business days prior to the general meeting of the Company shareholders whose agenda comprises the appointment of company directors.

2.2    At the preliminary meeting, the Parties shall agree upon twelve candidates on their behalf to act as Company directors (in this section - the “Total Number of Candidates”) in such a manner that each of the Parties shall be entitled to inform the other Parties of its candidate, provided that the ratio, in respect of which each of the Parties shall provide notice, of the number of candidates to the Total Number of Candidates shall be equal to the ratio of the Balance of the Shares of that Party to the Balance of the Shares of the Parties. Should the number of candidates in respect of which the Parties shall provide notice in accordance with their right as stated above be less than the Total Number of Candidates, the Parties shall be entitled, by way of a resolution which shall be passed with a majority of those holding at least 80% of the Balance of the Shares of the Parties, to appoint additional candidates on behalf of the Parties to act as Company directors (in this section - “Additional Candidates”) provided that the number of the candidates of the Parties for said office shall not exceed the Total Number of Candidates. The Parties shall be entitled to decide upon a change in the Total Number of Candidates, by way of resolution which shall be passed at a preliminary meeting, with a majority of those holding at least 80% of the Balance of the Shares of the Parties.

2.3    Each of the Parties shall vote the entire Balance of Company Shares which it owns for the appointments of the candidates, in respect of which the Parties provided notice at the preliminary meeting, in accordance with the provisions of Section 2.2 above, and for the appointment of the Additional Candidates. With the exception of directors who shall be appointed pursuant to the foregoing and subject to the appointment of  public directors, in accordance with the provisions of Section 2.5 below, a Party to the Agreement shall not vote the Balance of Its Shares for the appointments of any additional candidates to serve as Company directors.

2.4    A Party to this Agreement shall be entitled to provide written notice to the other Parties of its wish to remove a director who was appointed in accordance with its recommendation, from the Company’s Board of Directors, and of its wish that another candidate be appointed in his place.  Should a Party convey said notice to the other Parties, all the Parties shall act to convene an extraordinary general meeting of Company shareholders as soon as possible, and in any event, no later than thirty days from the date of delivery of said notice, and they shall vote the entire Balance of Shares which they own in favor of the termination of the term in office of the director and the appointment of another director in his place, pursuant to the recommendation of the Party giving notice, provided that such Party shall be entitled, at the time the notice is given, to appoint a director in accordance with the provisions of Section 2.2 above.

2.5    In addition to the directors who shall be appointed by the Parties in accordance with the aforesaid, the Parties at the general meeting of Company shareholders shall vote for the appointment of candidates of the Parties for the office of Company public director, determined in accordance with the following. The candidates of the Parties for public directors shall be determined by resolution of the Parties which shall be passed at the preliminary meeting, and which shall be supported by those holding at least 80% of the Balance of the Shares of the Parties.

3.	Sale of Original Shares

3.1    Any Party to this Agreement shall be entitled to sell Company shares, out of its Original Shares, in trading on the Stock Exchange, provided that in any event, its holdings in Company shares shall be no less than of 85% of the total of its Original Shares.

3.2    Any Party to this Agreement which wishes to sell Company shares to any third party, in a manner other than through Stock Exchange trading, or should it wish to sell, by way of Stock Exchange trading, an amount of Company shares exceeding the quantity permitted for sale pursuant to the provisions of Section 3.1 above (in this Section - the “Offeror”) shall initially offer the other Parties to this Agreement the purchase of the shares offered for sale (in this Section - the “Offered Shares”) in accordance with the following:

        3.2.1     The Offeror shall propose by written notice which shall be sent to each of the Parties to this Agreement (the “Potential Buyers”), the purchase of a quantity of the Offered Shares reflecting the ratio of the Balance of Shares of Each Party to the Balance of the Shares of the Parties (in this Section - the “Offer”). Should the Offeror wish to sell its shares by trading them on the Stock Exchange, the sale price of the Offer shall be equal to the average price of the Company shares on the Stock Exchange seven business days prior to the dispatch of the Offer (in this Section - “Stock Exchange Price”). Should the Offeror wish to sell its shares to a third party by way of off-market trading, the Offer shall be made at a price which was proposed to the Offeror by a third party in respect of its shares (in this Section - “Offered Price”).

        3.2.2     The Potential Buyers shall provide a written response, within ten days of receipt of the Offer, as to whether they wish to purchase the shares they were offered. A Potential Buyer shall not be entitled to respond to the Offer in a partial manner. A Potential Buyer that does not respond to the Offer within ten days of receipt thereof shall be deemed to have refused to purchase the shares it was offered.

        3.2.3     Should all or some of the Potential Buyers respond to the Offer affirmatively, the Proposer shall sell them the shares which were offered to them, according to the terms of the Offer, within two business days from the day that the Potential Buyers provided notice of their consent to the Offer.

        3.2.4     In the event that not all of the Offered Shares are sold in the  manner stated above, the Offeror shall offer in writing to each of  the Potential Buyers that replied to the Offer, the shares which were not sold in said manner, in the ratio of the Balance of  Their Shares to the Balance of the Shares of the Potential Buyers  that replied affirmatively to the Offer, at the same price and on the same terms as those which were stipulated in the original offer (in this Section - the “Additional Offer”).

        3.2.5     Potential Buyers that receive an Additional Offer shall respond within seven days from the date of receipt of the Additional Offer, should they wish to purchase the shares offered to them. Any Potential Buyer that wishes to purchase said shares shall be entitled to inform the Offeror that it also wishes to purchase, under the terms of the original Offer, all the shares which were offered to the Potential Buyers under the terms of the Additional Offer and in respect of which no affirmative response is received (in this section - the “Surplus Shares”). A Potential Buyer that specified in its notice that it also wished to purchase the Surplus Shares shall also deliver a copy of its notice to the rest of the Potential Buyers. A Potential Buyer shall not be entitled to respond to the Additional Offer  in a partial manner. A Potential Buyer who has not  responded to the Additional Offer within seven days from date of receipt thereof shall be deemed to have refused to purchase the shares offered to it.

        3.2.6     Should all or some of the Potential Buyers of the Additional Offer respond to the Additional Offer affirmatively, the Offeror shall sell them the shares which were offered to them, according to the terms of the Additional Offer, within two business days from the day that the Potential Buyers provided notice of their affirmative response to the Additional Offer (in this section - “Date of Purchase”). Should the Potential Buyers not purchase all the shares offered in the Additional Offer, but certain Potential Buyers indicated in their notice that they also wished to purchase Surplus Shares (in this section - “Purchasers of the Offer”), then the Offeror shall sell, at the time of the sale, to the Purchasers of the Offer, the Surplus Shares, so that the Offeror shall sell to each of the Purchasers of the Offer the proportion of the Surplus Shares which equals the ratio of the Balance of Its Shares to the Balance of the Shares of the Purchasers of the Offer.

         3.2.7     Should the Potential Buyers not have purchased all or some of the Offered Shares as proposed above, the Offeror shall be entitled to sell the Offered Shares which were not purchased as stated above within an additional 25 business days, as follows: (1) to third parties, in off-market trading, provided that the Offeror’s Offer stated an Offered Price and provided that the sale price shall be no less than the Offered Price; or (2) traded on the Stock Exchange, provided that the Offeror’s Offer stated a Stock Exchange Price. Notwithstanding the foregoing, if the Offeror’s Offer stated a Proposed Price and the other Parties to this Agreement purchased from the Offeror in accordance to the above provisions over 30% of the Offered Shares, the Offeror shall be entitled to sell, during the period stated above,  the balance of the shares which were not sold as stated above, in trading on the Stock Exchange.

3.3    Should a Party to this Agreement  sell shares from its Original Shares to any third party, and that third party wishes to become a Party to this Agreement, the Parties shall be entitled to decide, by way of resolution which shall be passed at the preliminary meeting by a majority of those holding at least 80% of the Balance of the Shares of the Parties, that said third party may adhere to this Agreement in such a manner that such third party shall be subject to all the rights and obligations pursuant to this Agreement as if it had been a Party to this Agreement from its inception,

3.4 The provisions of Section 3 above are subject to receipt of the authorizations required to transfer Company shares pursuant to the provisions of all laws.

4.	Application of the Agreement on Transferees

4.1     Should a Party to this Agreement transfer, wholly or partially, the Company shares which it owns, to another Party to this Agreement, as stated in Section 3 above, the provisions of this Agreement shall also apply to the other Party with regard to the shares transferred as stated above.

4.2     Notwithstanding the foregoing in Section 3 above, any Party to this Agreement (in this Section - the “Transferor”) shall be entitled to transfer the Balance of Its Shares, wholly or partially, (in this Section - the “Transferred Shares”) to a company which it owns fully or to a company which holds the entire issued capital of the Transferor or to a company which is fully owned by the Party holding the entire issued capital of the Transferor (in this Section - the “Transferee Corporation”) or to a Relative thereof (in this Section - the “Beneficiary”), provided that the Transferee Corporation or the Beneficiary shall take upon themselves all the obligations of the Transferor, pursuant to this Agreement. A Beneficiary to whom shares shall be transferred pursuant to the provisions of this Section shall not be entitled to transfer them pursuant to the provisions of this Section to a Relative, unless two years have elapsed from the date the shares were transferred to him.

4.3     Transfer of the shares to a Transferee Corporation pursuant to the provisions of Section 4.2 above is contingent upon the Transferor and the Transferee Corporation undertaking in writing vis-a-vis the Parties to this Agreement that should the shares of the Transferee Corporation which constitute over 10% of the issued capital of the Transferee Corporation be sold to a third party or should the Transferee Corporation allocate shares to a third party, which constitute, after their allocation, over 10% of its issued capital, the Transferee Corporation shall provide written notice of said sale or allocation to the other Parties to this Agreement within three business days from the date of sale of the shares or the allocation thereof as stated above, and shall offer to each of the Parties to purchase a proportion of the Transferred Shares in accordance with the ratio of the Balance of the Shares of each Party to the Balance of the Shares of the Parties, net of the Transferred Shares, at a price equal to the average value of said shares on the Stock Exchange, during the seven business days which preceded the date of notice. Each of the other Parties to this Agreement shall respond in writing, within ten days from the date of receipt of the offer, should it wish to purchase the shares which it was offered, as stated above. No party shall be entitled to respond to the offer in a partial manner. Any party which shall not respond to the offer within ten days from the date of provision of the notice shall be deemed to have refused to purchase the shares it was offered. Should all or some of the Parties respond to the offer affirmatively, the Transferee Corporation shall sell them the shares which they were offered, in accordance with the terms of the offer, within two business days from the date when said Parties provided notice of their response to the offer.

5.	Arbitration

Disputes concerning this Agreement shall be brought for adjudication before a sole arbitrator who shall be appointed by the head of the Israel Bar Association and who shall not be bound in his ruling by the accepted rules of procedure and the laws of evidence. The arbitrator shall be obligated to give reasons for his ruling in writing.

6.	Miscellaneous

6.1     This Agreement expresses the full and comprehensive agreement between the Parties concerning the subjects and matters discussed therein, and it replaces and revokes any presentation, agreement, negotiations, custom, memorandum, proposals, summaries, letters of intent and/or undertaking, and any other document which prevailed or were replaced (whether in writing or orally) concerning said subjects and matters, between the Parties, prior to the signing of this Agreement. Without derogating from the generality of the foregoing, this Agreement revokes the contracts which were signed between the Parties and which refer to management of the Company or granting privileges to any of the Parties with regard to the management of the Company’s business.

6.2     The consent of any of the Parties to deviate from any of the provisions of this Agreement, in a particular case or in a series of cases, shall not constitute a precedent or inference (by comparison or analogy) for any case in the future.

6.3     Should one of the Parties not enforce, or be overdue in enforcing, any of the rights conferred upon it pursuant to this Agreement and/or by virtue of the law, in a particular case or in a series of cases, it shall not be deemed to have waived said right or any other rights.

6.4     Notices pertaining to this Agreement shall be sent by registered mail or fax or shall be delivered in person to the addresses of the Parties as stated in the Preamble to this Agreement (or any other address in respect of which due notice shall be submitted in writing) and any said notice shall be deemed to have been delivered to its destination on the earliest of the following dates: upon actual delivery (or the time it was offered to the addressee, in the case of refusal to accept it) or three (3) business days after submission for dispatch by registered mail if sent to an addressee in Israel, or within seven (7) business days if sent to an addressee abroad.

6.5 This Agreement shall apply to each Party, as long as its holdings are no less than 25% of the Original Shares owned by that Party.

In Witness Whereof The Parties Hereby Affix Their Signatures:

Dankner Investments Ltd.	Hananiah Gibstein	Ma’ariv Electronic Communications Ltd.

Eli Cheifetz	Shimon Cheifetz	Zvi Dinstein

Hapoalim Electronic Communications Ltd.		Shamrock Holdings of California Inc.

Amendment to the shareholders agreement of October 18 1993

drawn up and signed on July 8 2002

between

Dankner Investments Ltd. A public company incorporated and registered in Israel whose number in the Companies Register is 52-003502-0 and whose address is 24 Bezalel St., Ramat Gan

(“Dankner”)

of the first part

and

Hanania Gibstein
of 5 HaTavor St., Rishon LeZion
Gibstein Holdings Ltd.
A private company incorporated and registered in Israel
whose number in the Companies Register is 51-250870-0
and whose registered offices are at 5 HaTavor St., POB 5, Rishon LeZion
Gibstein Investments (1997) Ltd.
A private company incorporated and registered in Israel
whose number in the Companies Register is 51-250665-2
and whose registered offices are at 5 HaTavor St., POB 8, Rishon LeZion

(jointly “Gibstein”)

of the second part

and

Zvi Dinstein
of 24 Heh BeIyar St., Tel Aviv
Dorot Investments Ltd.
A private company incorporated and registered in Israel
whose number in the Companies Register is 51-078085-1
and whose address is 61 Jabotinsky St., Ramat Gan

(jointly “Dinstein”)

of the third part

and

1

Ma’ariv Electronic Media of 2 Carlebach St., Tel Aviv (“Ma’ariv”)

of the fourth part

and

Shimon Hefetz
of 11 Ner HaLila St., Moshav Beit Yannai
Alei Hefetz
of 8 Macdonald St., Ramat Gan
Hefetz Holdings Ltd.
A private company incorporated and registered in Israel
whose number in the Companies Register is 51-263680-9
and whose address is 11 Ner HaLila St., Moshav Beit Yannai

(jointly “Hefetz”)

of the fifth part

Whereas

the parties to this agreement engaged in a shareholders agreement on October 18 1993, attached as Appendix A to this agreement (the “Shareholders Agreement”), with regard to their shareholdings in Matav - Cable Systems Media Ltd. (the “Company”); and

whereas

on August 27 2001 the parties to this agreement engaged in an amendment to the Shareholders Agreement, attached as Appendix B to this agreement (the “Amendment to the Shareholders Agreement”), which amended part of the instructions of the Shareholders Agreement with regard to the right to appoint directors afforded to Ma’ariv under the Shareholders Agreement, in respect of Ma’ariv’s holdings in the original shares of the Company (as defined in the Shareholders Agreement); and

whereas	Ma’ariv wishes to cease being a party to the Shareholders Agreement; and

whereas	Dankner, Gibstein, Dinstein and Hefetz agree that Ma’ariv should cease being a party to the agreement; and

whereas	the parties wish to revoke the amendment to the Shareholders Agreement;

therefore it is stipulated and agreed between the parties as follows:

2

1.	General instructions, definitions and interpretations

	1.1	Other than the subjects regulated under this agreement, the instructions of the Shareholders Agreement shall continue to apply to each of the parties (other than Ma’ariv).

	1.2	The terms in this agreement shall have the meanings defined in the Shareholders Agreement, unless explicitly stated otherwise or unless this meaning does not fit the content or context.

	1.3	The preamble and appendices to this agreement represent an integral part of the agreement.

	1.4	The headings in this agreement are given merely for convenience, and should not be used for interpretation of the agreement.

2.	Revocation of the Amendment to the Shareholders Agreement

The parties to the agreement hereby revoke the Amendment to the Shareholders Agreement.

3.	Ma’ariv

The parties to the agreements agree that Ma’ariv shall hereby ceaseto be a party to the Shareholders Agreement and shall no longer be subject to its instructions.

4.	The original shares of the parties

	4.1	Section 1.1.5 of the Shareholders Agreement shall be replaced by the following:

		1.1.5	“The original shares of the parties” - an overall total of 15,626,406 ordinary shares of the Company with a face value of nis 1.00.

At the time of signing this agreement, the parties’ holdings in the original shares of the parties are as detailed below:

Number of Shares

Dankner	12,020,583
Gibstein	1,690,565
Hefetz	1,527,288
Dinstein	588,170
Total	15,626,406

4.2	Section 2.2 of the Shareholders Agreement shall be numbered as section 2.2 (a) and shall be followed by:

“2.2 (b)

If the balance of original shares held by Hefetz do not afford him the right to appoint one director on his behalf, as stated in section 2.2 (a) above, the parties shall act together as determined in section 2.2 (a) above to appoint one director on behalf of Hefetz, so long as on that date the balance of original shares held by Hefetz shall represent at least 60% of the number of original shares which at that time afford the right to appoint one director, as stated in section 2.2 (a) above. Dankner shall not be obliged to act as stated in section 2.2 (b) here, if as a result of this the directors on behalf of Dankner shall not constitute a majority of directors in the Company (in this regard, a director on behalf of Hefetz shall not be considered to be one appointed on behalf of Dankner).”

3

5.	There is no change to the other instructions of the Shareholders Agreement.

In witness whereof the parties affix their signature:

[Signatures overleaf]

4

Dankner Investments Ltd.	Dankner Investments Ltd.
Name and position of signatory
(-) (-)
Shmuel Dankner
Meir XX

Alei Hefetz	(-)

Shimon Hefetz	(-)

Hefetz Holdings Ltd.	(-)
Name and position of signatory

Shimon Hefetz – Director

Hanania Gibstein

Gibstein Holdings Ltd
Name and position of signatory

Gibstein Investments (1997) Ltd.
Name and position of signatory

Zvi Dinstein

Dorot Investments Ltd.
Name and position of signatory

Ma’ariv Electronic Media
Name and position of signatory

5

Dankner Investments Ltd.	Dankner Investments Ltd.
Name and position of signatory

Alei Hefetz	(-)

Shimon Hefetz	(-)

Hefetz Holdings Ltd.	(-)
Name and position of signatory

Shimon Hefetz – Director

Hanania Gibstein

Gibstein Holdings Ltd
Name and position of signatory

Gibstein Investments (1997) Ltd.
Name and position of signatory

Zvi Dinstein

Dorot Investments Ltd.
Name and position of signatory

Ma’ariv Electronic Media
Name and position of signatory

6

Dankner Investments Ltd.
Name and position of signatory

Alei Hefetz

Shimon Hefetz

Hefetz Holdings Ltd.
Name and position of signatory

Hanania Gibstein	(-)

Gibstein Holdings Ltd	(-)
Name and position of signatory	[stamp]
Gibstein Holdings Ltd.
Hanania Gibstein	PC 51-250670-0

[2 Gibstein Holdings stamps]

Gibstein Investments (1997) Ltd.	(-)
Name and position of signatory	[stamp]
Gibstein Investments (1997) Ltd.
Hanania Gibstein

[Gibstein Investments (1997) Ltd. stamp]

Zvi Dinstein

Dorot Investments Ltd.
Name and position of signatory

Ma’ariv Electronic Media
Name and position of signatory

7

Dankner Investments Ltd.
Name and position of signatory

Alei Hefetz

Shimon Hefetz

Hefetz Holdings Ltd.
Name and position of signatory

Hanania Gibstein

Gibstein Holdings Ltd
Name and position of signatory

Gibstein Investments (1997) Ltd.
Name and position of signatory

Zvi Dinstein	(-)

Dorot Investments Ltd.	(-)
Name and position of signatory	[handwritten comment]
Amendment to Shareholders Agreement
of October 18 1993

Ma’ariv Electronic Media
Name and position of signatory

8

Dankner Investments Ltd.
Name and position of signatory

Alei Hefetz	(-)

Shimon Hefetz	(-)

Hefetz Holdings Ltd.	(-)
Name and position of signatory

Shimon Hefetz – Director

Hanania Gibstein

Gibstein Holdings Ltd
Name and position of signatory

Gibstein Investments (1997) Ltd.
Name and position of signatory

Zvi Dinstein

Dorot Investments Ltd.
Name and position of signatory

Ma’ariv Electronic Media	(-)
Name and position of signatory	[stamp]
Ma’ariv Publications Ltd.
Ma’ariv Publications Ltd.	Ma’ariv Electronic Media

by means of Mr. Ron Weisberg

9

Date: July 27, 1998

Summary

1.

Dankner Investments Ltd. (“Dankner”) shall not sell, directly or indirectly, shares in Matav Cable Systems Media Ltd. (“Matav”) without offering Gibstein Holdings Ltd. and/or Gibstein Investments (1997) Ltd. (“Gibstein”) the opportunity of joining the sale transaction under the same conditions, relative to the number of Matav shares held by the parties.

2.	Gibstein shall not sell its Matav shares, directly or indirectly, without the agreement of Dankner.

3.

If Dankner sells all or the majority of its shares in Matav to an independent third party, Gibstein shall sell its shares to the same party and under the same conditions, relative to the number of Matav shares held by the parties.

4.

Each party shall be entitled to cancel this agreement with 12 months advance notice, so long as Gibstein can cancel section 2 by giving advance notice of 3 months. Should Gibstein give notice as stated of the cancellation of section 2, Dankner can give notice of the cancellation of all the sections of this agreement at any time.

5.	Until the cancellation notice comes into force, the instructions above shall apply to the sale of Matav shares, giving an option or an undertaking to sell Matav shares and similar transactions.

6.	This summary is subject to agreements signed by the parties with regard to Matav shares prior to the sate of this summary, and does not supplant these agreements.

(-)

Dankner Investments Ltd.	Gibstein Holdings Ltd.

[Gibstein Holdings Ltd. stamp]

(-)

Gibstein Investments (1997) Ltd.

[Gibstein Investments (1997) Ltd. stamp]

10

Summary of February 2003 Merger Agreement

          In February 2003, Matav - Cable Systems Media Ltd. (“Matav”), Gvanim - Cable Television Ltd. (“Gvanim”), Tevel Israel International Communications Ltd. (“Tevel”), Yedioth Communications Ltd. (“Yedioth Communications”), Aztam 1 Ltd. (“Aztam 1”), T.L.M - Television for Subscribers Ltd. (“TLM”), Fishman Family Properties Ltd. (“Fishman Properties”), Gvanim - Krayoth Cable Television (1989) Ltd. (“Krayoth”), Cable Systems Media Haifa-Hadera Ltd. (“Haifa-Hadera”), Idan Israel Cable Systems Ltd. (“Idan”), Aztam 2 Ltd. (“Aztam 2”), Idan Israel Cable Systems (Holdings) 1987 Ltd. (“Idan Holdings”), Arutzei Zahav & Co. (“Arutzei Zahav”), Drom Hasharon Communications 1990 Ltd. (“Drom Hasharon”), Isracable Ltd. (“Isracable”), Mafil Pnim Artzi (2001), LP. (“Tevel Infrastructure”), Telecom Zahav 2001, L.P. (“Arutzei Zahav Infrastructure”) and Matav Infrastructure 2001, L.P. (“Matav Infrastructure”) agreed on a final version of a merger agreement (the “Merger Agreement”), which sets forth the structure and conditions of a merger between the three Israeli cable television operators (the “Merger”).

          The Merger Agreement, upon its signing, will be added to and broaden the terms of the previous merger arrangement between the parties executed on December 31, 2001 (the “December 2001 Arrangement”).  In the event that any terms of the Merger Agreement and the December 2001 Arrangement shall conflict, the terms of the Merger Agreement shall prevail.  According to the Merger Agreement, subject to receipt of all the required approvals, the Merger shall be executed automatically from the date of the consummation of the Merger, with retroactive validity as of December 31, 2001.

          According to the Merger Agreement, each of the Israeli cable television operators shall merge its cable television broadcast operations into Gvanim.  Prior to the Merger, each party to the Merger Agreement shall conduct a preliminary reorganization in order to separate its operations which are directly connected to cable television from its other operations (due to tax considerations and Amendment No. 25 to the Telecommunications Law (Communications and Broadcasts), 1982, which requires, among other things, the conduction of a structural separation between cable broadcast activities and cable infrastructure activities).  Accordingly, Aztam 1, Aztam 2, Idan, Haifa-Hadera, Krayoth, TLM, Drom Hasharon and Isracable (collectively, the “Merged Broadcast Entities”), will merge with and into Gvanim, following the conduction of the preliminary reorganization process.  In addition, each of the Israeli cable television operators shall transfer its cable television infrastructure operations to its respective infrastructure entity, and thereafter Matav Infrastructure and Arutzei Zahav Infrastructure (collectively, the “Merged Infrastructure Entities”) properties and operations shall be transferred to Tevel Infrastructure, which following the Merger shall be a wholly owned subsidiary of Gvanim, and the Merged Infrastructure Entities shall be liquidated without dissolution according to Israeli law.

          In accordance with the Merger Agreement, subject to receipt of all of the required approvals to the Merger, against the cancellation of all of the shares of the Merged Broadcast Entities on the eve of the consummation of the Merger (as a result of the liquidation of such entities) and the transfer of the rights in the Merged Infrastructure Entities to Tevel Infrastructure, Gvanim shall, on the date of the consummation of the Merger, issue shares to the shareholders of the Merged Broadcast Entities (which, in accordance with the Merger Agreement, are Tevel, Hed Krayoth Ltd., Matav, Yedioth Communications, Monitin Itonot Holdings (1985) Ltd., Fishman Properties, Fishman Family Properties Management (1988) Ltd.), according to their proportional holdings in the Merged Broadcast Entities  (the “Ratio Key”).  In accordance with the Ratio Key, as set forth in the Merger Agreement, the number of shares of Gvanim which the shareholders of the Merged Broadcast Entities shall be entitled to receive in consideration of the cancellation of all of their shares in the Merged Broadcast Entities, shall be calculated based on the number of each Merged Broadcast Entities’ cable television subscribers as of August 31, 2002 and Internet subscribers as of November 30, 2002.

          Following the consummation of the Merger, the Merged Broadcast Entities shall be liquidated without dissolution, and Gvanim shall continue to exist as a legal entity.  Additionally, as part of the Merger, all of the rights of Arutzei Zahav, a limited partnership, shall be transferred to Gvanim, and subsequently Arutzei Zahav shall be dissolved.

          Under the Merger Agreement obligations will be attributed to each party to the Merger, which shall reflect, per each party’s subscriber as of December 31, 2001, equal debt, in an amount that shall be determined by the parties to the Merger (the “Net Financial Debt Per Subscriber”).  Upon completion of the Merger, the parties will settle the difference between the obligations attributed to each party and the actual debt per subscriber transferred to the merged entity, as reflected in the financial statements of each party as of December 31, 2001.

          The obligation of each party to the Merger Agreement to consummate the Merger is subject to the fulfillment, inter alia, of the following conditions precedent, prior to or on the date of the consummation of the Merger:

•	The necessary corporate actions of each party to the Merger Agreement with respect to such party entering into the Merger Agreement (and its ancillary agreements) shall be duly authorized;

•	The shareholders of the Merged Broadcast Entities shall enter into a shareholders agreement, which sets forth their relationship as shareholders of Gvanim following the consummation of the Merger;

•

An arrangement shall be reached with banks regarding the financing of the activities of Gvanim following the consummation of the Merger, to the satisfaction of the parties to the Merger and their controlling shareholders;

•

The necessary approvals for the Merger shall be received, including the approval of the Court in accordance with applicable law, the Controller of Restrictive Business Practices, the Israeli Tax Authority, the Council for Cable and Satellite Broadcasting of the Israeli Ministry of Communications;

•	There shall be no pending litigation in any court or other authority, which can restrict or prevent the consummation of the Merger or the transactions under the Merger Agreement.

          The Merger Agreement may be cancelled by each of its parties, upon the occurrence, inter-alia, of any of the events below.  However, if a party shall cancel its participation in the Merger Agreement, the other parties shall be entitled to proceed to execute the Merger Agreement with the appropriate adjustments.

•	If a competent court or other government authority issued an order or a decision, or took any other action, restricting or preventing the consummation of the Merger or the execution of the Merger.

•

If, at a party’s discretion, his rights pursuant to the Merger Agreement and/or the shareholders agreement are harmed as a result of the arrangement with the creditors of Tevel, Gvanim and Krayoth that shall be approved in connection with the consummation of the Merger.

•

If a party, at its discretion, shall not agree to the financing arrangement proposed by the banks for Gvanim as a merged entity and for the shareholders of the merged entity, including regarding the rate of the Net Financial Debt Per Subscriber.

•

If as a result of the consummation of the Merger pursuant to the Merger Agreement, any party to the Merger Agreement and/or the shareholders agreement (and/or the controlling shareholders of such a party) together with another party or other parties to the Merger Agreement (including Gvanim) will be a “single borrower” and/or “group of borrowers” pursuant to the directives of the Bank of Israel, and the Merger Agreement is not amended at the consent of the parties within a reasonable period (in any event no later than the consummation of the Merger) in a manner that will prevent the inclusion of such party (and/or its controlling shareholders) in one of the aforesaid categories.

•

If a request was submitted against a party to the Merger Agreement to appoint a receiver, a special manager and/or to dissolve such party, provided that such request is not removed within 60 days from the date it was submitted.

•

If the consummation of the Merger was not completed by the deferred closing date, or by another date agreed upon by all of the parties to the Merger Agreement, due to the failure to fulfill a condition to the closing of the Merger, provided that such delay was not caused by the party that requests to cancel the Merger Agreement in accordance with the above.

          If the Merger Agreement shall be cancelled in accordance with the above, or upon the consent of all of the parties to the Merger Agreement, the Merger Agreement will become null and void. The parties to the Merger Agreement, the directors, other officers and shareholders of the parties to the Merger Agreement, shall not bear any liability in connection to the cancellation of the Merger Agreement in accordance with the above. In the event that some of the parties shall elect to continue to execute the Merger Agreement, the above shall apply only with respect to a party whose participation in the Merger Agreement was cancelled.

State of Israel

Council for Cable and Satellite Broadcasting

General License for Cable Broadcasts

For Matav Cable Systems Media Ltd.

18 Iyar 5762

April 30, 2002

[insert toc]

State of Israel

Council for Cable and Satellite Broadcasting

General License for Cable Broadcasts

For Matav Cable Systems Media Ltd.

Granting of License

By virtue of its authority under the Telecommunications (Telecommunications and Broadcasting) Law 1982, and its authority under any law, the Council hereby grants a general license for cable broadcasting to Matav Cable Systems Media Ltd., as specified in this license.

The license is granted for the period detailed in the license document and is subject to the conditions below:

Chapter 1: General

1.	Definitions

In this license, the words and expressions below shall have the meaning that appears alongside them, unless implied otherwise by the text or the context:

The “Area” -	The geographic Area, described in Appendix A, in which the license-holder is required, under the terms of this license, to provide broadcasts;

“Israeli citizen” -	As defined by the Citizenship Law, 5712 – 1952[1];

“Means of Control” -	As defined in Article 1 of the Law;

“Franchisee” -	As defined in Article 6xii1 of the Law;

“Interested party” -	As defined in Article 1 of the Law;

“Licensee” -	Matav Cable Systems Media Ltd.;

“General Licensee” -	Anyone who has received a general license as defined in Article 1 of the Law;

“General Licensee for Cable Broadcasts” -	Anyone who has received a general license for cable broadcasts as defined in Article 6i of the Law;

“Broadcasting Center Licensee” -	Anyone who has received a special license to erect, maintain and operate a Broadcasting Center and provide services from it; with regard to this License, Matav Cable Systems Media Haifa – Hadera Ltd.;

“Special Licensee for Cable Broadcasts” -	Anyone who has received a special license for cable broadcasts as defined in Article 6i of the Law;

“Law” -	As defined in the Interpretation Law, 5741 – 1981[2], and including the Council rules;

The “Law” -	The Telecommunications (Bezeq and Broadcasts) Law, 5742 – 1982[3];

1 Code of Laws 5712, p. 146; 5752, p. 362.

2 Code of Laws 5741, p. 302; 5754, p. 358.

3 Code of Laws 5742, p. 218; 5761, p. 530.

“Maintenance” -	As defined in Article 1 of the Law;

“Council Resolutions” -	Resolutions passed by the Council pursuant to its authority under the provisions of the law, including permits given by the Council;

“Chair” -	The chairperson of the Council;

“Council” -	As defined in Section 6i of the Law;

The “Director” -

The head of the multi-channel subscriber broadcasting department in the Ministry of Communications (formerly director of the Service for Cable Television Broadcasts and Subscribers in the Ministry of Communications);

“Subscription Agreement” -	An agreement between the Licensee and the subscriber to provide the Licensee’s broadcasts and broadcasting services, in whole or in part;

“Local production” -	As defined in Article 6i of the Law;

The “License” -	This license with all its appendices, in its original version and as amended by the Council from time to time;

The “Network” -	The public telecommunications network used by MAPA to distribute the broadcasts of the Licensee;

“Substantial influence” -	As defined in Article 6xii1 of the Law;

The “Minister” -	The Minister of Communications, including anyone on whom the minister’s authority has been conferred in the matter of the License, in whole or in part;

“Package” -	A package of broadcasts offered to the subscriber as a single unit;

“Company in Privity” -

As defined in Article 6xii1 of the Law, and also a company that is an interested party, an affiliated company, an associated company, a related company or a partner company, as defined in Section 14 below;

“MAPA” -

A corporation which has received a general license to provide domestic fixed-line telecommunications services, and with regard to this License – Matav Infrastructures 2001 Limited Partnership, or any other general Licensee;

“Jointly With Others” -

With regard to maintenance – a permanent collaboration; without derogating from the generality of that stated, a permanent collaboration shall be deemed, unless proven otherwise to the satisfaction of the Council, with regard to an individual, the individual, the individual’s relative and a corporation in which one of them has a controlling interest, and with regard to a corporation, the corporation, whoever holds the controlling interest therein and one in which one of them has a controlling interest;

“Rest Days” -	As defined in the Administration of Law and Justice Ordinance, 5708 – 1948[4];

“Work Days” -	Sundays to Thursdays, other than Rest Days, holidays and festivals, the eve of holidays and festivals, or sabbaticals declared by the government;

“Council Rules” -	Rules determined by the Council by virtue of its legal authority;

“Index” -	The Consumer Price Index published by the Central Bureau of Statistics from time to time, or any other index that replaces it;

“Broadcasting Guide” -	A guide displaying details of the broadcasts and how to access them;

“User’s Operating Guide” -

A set of procedures distributed by the Licensee to subscribers, updating them from time to time, inter alia, on using the End Equipment, receiving the Licensee’s broadcasts and services, ordering, using, and blocking them;

“Broadcasting Center” -	As defined in Article 1 of the Law;

“Price List” -

A table of prices of broadcasts and broadcasting services to subscribers, by category, on the basis of which the Licensee will charge the subscribers, as updated from time to time, subject to the provisions of the Law and the License;

“Transmission” -	As defined in the Council regulations;

“Subscriber” -	As defined in Article 6i of the Law;

4 Gazette 2, 5708, Addendum A, p. 1

“Access Number” -	A number which, when entered in the End Equipment or Broadcasting Guide, causes the channel to appear on the screen;

“Broadcasting System” -	Any installation or device required in order to supply the broadcasts to the subscriber, including the Broadcasting Center, the network and the End Equipment, but excluding Domestic Equipment;

“Channel Producer” -	As defined in Article 6i of the Law;

“Joint Channel Producer” -	A channel producer as defined in Article 6xi1 of the Law;

“Assigned Transmission Channel” -	As defined in Article 6i of the Law;

“Office Holder” -	As defined in Article 1 of the Law;

“License Assets” -	The assets required to ensure that the Licensee can implement broadcasts in accordance with this License;

“Independent Channel” -	As defined in Article 6xi1 of the Law;

“Domestic Equipment”

A device within the premises of the subscriber for receiving broadcasts, including a television or radio set, computer, VCR, DVD, receiver or other device or installation linked to End Equipment or to a socket, without End Equipment;

“End Equipment” -

A device within the premises of the subscriber, linked to the socket and to the subscriber’s Domestic Equipment, and serving mainly for reception, selection of channels and decoding, including analogue channel converter, digital decoder, TV Link, remote control for operating them and viewing card, as relevant and with regard to the type of End Equipment;

“Relative” -	Spouse, including common-law spouse, parent, grandparent, child or grandchild, sibling, and the spouse of any of these;

“Quarter” -	Three-month period starting on January 1, April 1, July 1, and October 1, respectively;

“Analogue Broadcast” -	Transmission of signals in a configuration of continuous and variable waves;

“Digital Broadcast” -	Transmission of signals encoded as a series of signs of zero or one;

“Primary broadcast” -	As defined in Article 6i of the Law;

“Cable Broadcasts” -	As defined in Article 6i of the Law;

“Broadcasts” -	As defined in Article 1 of the Law;

“Basic Broadcasts” -	Broadcasts as defined in Section 26.2 of the license supplied to each subscriber;

“Pay Per Use Broadcasts” -

Broadcasts enabling the subscriber to view or use a single transmission, a series of transmissions or a section thereof, as he chooses, against separate payment for each viewing or use, including Pay Per View (PPV) Broadcasts and Near Video On Demand (NVOD);

“Added Broadcasts” -	Broadcasts supplied to the subscriber at his request and in addition to the Basic Broadcasts;

“Broadcasting Services” -

All the services provided by the Licensee or anyone acting on its behalf in connection with the supply of Broadcasts, subject to the provisions of the License and the Law, including installation, repair, maintenance, insurance, debiting, mailing, support, etc.;

“Control” -	As defined in Article 1 of the Law;

“Trimester” -	A four-month period, starting January 1, May 1, and September 1, respectively;

“Calendar year” -	A year starting January 1 and ending December 31 of the same year;

“Israeli Resident” -	As defined in the Population Registration Law, 5725 – 1965[5];

“Franchise regulations” -	Telecommunications Regulations (Franchises), 5758 – 1987[6].

5 Code of Laws 5725, p. 270, 5752 p. 180.

6 Compendium of Regulations 5748, p. 113; 5762, p. 78.

2.	Interpretation

2.1

Words, terms and expressions in this License, including those not defined in this section or elsewhere in the License, shall have the meaning they have in the Law, in the regulations and rules enacted thereunder, or in the Law of Interpretation, 5741 – 1981[7], as the case may be.

2.2

Mention of the provisions of the Law or a term defined in Section 1 refers to the provisions of the Law or the term, as the case may be, as these shall be valid from time to time during the period of the License, including changes or amendments thereto and provisions or terms that shall replace them.

	2.3	The chapter and section headings are for the sake of convenience only, and are not to be used for interpretation of the License.

2.4

Cancellation of a provision of the License or determination of cancellation of a provision as stated shall apply solely to that provision, and said cancellation or determination of cancellation shall not derogate from the binding validity of the License or any other condition thereof.

2.5

In the event of any dispute with regard to the interpretation of a provision of the License, including a prima facie contradiction between the different provisions of the License, the Council or the Minister – in matters within his authority – shall determine the interpretation of the provision or shall decide with regard to settling said dispute, after the Licensee has been given the opportunity to voice its arguments. To preclude doubt, nothing in that stated above shall serve to derogate from the right of the Licensee to appeal the decision of the Council or the Minister, as the case may be, before the competent legal instances.

	2.6	The appendices to the License as detailed below are an integral part thereof:

		Appendix A -	Area of License;

		Appendix B -	Details of Licensee;

		Appendix C -	Format for Applying for Approval of Change of Control and Holding Means of Control;

		Appendix D -	Lists of Broadcasts;

		Appendix E -	Pay Per View Broadcasts – General Terms;

		Appendix F -	Repeat Broadcasts;

7 Code of Laws 5741, p. 302; 5754, p. 358

Appendix G -	Cancelled;

Appendix H -	Rates;

Appendix I -	Technological Provisions;

Appendix J -	Charges in Respect of Franchise Period;

Appendix K -	Reporting Format;

Appendix L -	Approval for Drawing Up Insurance;

Appendix M -	Letter of Guarantee.

3.	Application of the provisions of the Law and general provisions

3.1

Nothing in the granting of this License shall serve to release the Licensee from fulfilling any obligations under any other law, including the obligation to obtain any license, permit, authorization or consent, under any law.

3.2

The Licensee shall act in accordance with the provisions of the Law, the instructions of the Minister pursuant to his authority, the resolutions of the Council and the instructions of the Chair pursuant to his authority, as shall be valid from time to time during the period of the License, including any change or amendment thereto and anything that shall replace them. The Council resolutions that are passed with regard to the Licensee in the capacity of a franchisee, including decisions made with regard to franchisees operating with it during the franchise period as a single brand, shall also apply, mutatis mutandis, to the Licensee.

3.3

Without derogating from that stated above, any place in which “franchisee” or “cable broadcast franchisee”, are mentioned in the Council resolutions shall be deemed, mutatis mutandis, to mean “General Licensee for Cable Broadcasts”, unless expressly stated otherwise.

3.4

Wherever liability applies to the Licensee under this License, it shall also be deemed liable for the actions of anyone acting on its behalf, including its employees, contractors, agents or representatives.

	3.5	On the granting of this License, the franchise for cable Broadcasts in the Area detailed in Appendix A of the License shall expire.

3.6

The terms of Council Resolution no. 3-12/2002 of March 7, 2002 regarding the merger of franchisees shall constitute part of the terms of any license granted to replace this License following the merger.

10

3.7

In any matter regarding this License in which the Council shall contact Matav Cable Systems Media Ltd., this contact shall also, by implication, be with the other General Licensees for Cable Broadcasts: Cable Systems Media Haifa – Hadera Ltd.

Chapter 2: The License – content, validity and
cancellation

4.	Scope of the License

	4.1	The Licensee shall implement and supply Cable Broadcasts to subscribers, as approved by the Council and subject to the terms of the License.

	4.2	The Licensee shall be responsible for distributing its Broadcasts to subscribers by means of the Broadcasting Center Licensee and by means of MAPA, as specified in Article 6 of the License.

4.3

The Licensee shall not be the owner of the network, other than for a transition period during which the necessary arrangements shall be completed for transferring ownership of the network to another, so long as the transition period shall not exceed two years from the date of granting the License.

4.4

The Licensee shall be responsible for upholding and implementing the provisions of this License with regard to the Broadcasting System, insofar as they relate to the network and the Broadcasting Center, by means of MAPA and the Broadcasting Center Licensee, and shall ensure that said requirements are upheld in the framework of engagement agreements with the holders of these licenses.

	4.5	The Licensee may not supply Broadcasts which have not been expressly permitted in this License unless it has received approval in accordance with the provisions of the License.

	4.6	The Licensee shall implement and supply the Broadcasts according to this License in a proper and regular manner, as stated in Article 6ix1 of the Law.

5.	The License Area

The Licensee shall implement, supply and distribute its Broadcasts in the Area specified in Appendix A of the License.

6.	Broadcasting methods

	6.1	Subject to that stated in section 6.2 below, the Licensee’s Broadcasts shall be by the digital broadcasting method or by another method approved in advance by the Council and the Director.

12

6.2

The Licensee shall supply the subscriber with Broadcasts by the analogue broadcasting method.  The Licensee may submit applications to the Council to reduce the scope of Broadcasts using the analogue method.  When deciding with regard to the application, the Council shall consider, among other things, the following:

		6.2.1	The implications of this reduction for the viewing public in Israel;

		6.2.2	The implications of the reduction on the supply of Broadcasts by the Licensee.

7.	Non-exclusivity

This License does not afford the Licensee the right of exclusivity in implementing any of the activities permitted thereunder, and contains nothing to prevent the granting of licenses to others to implement the same activities, or part thereof, in the same, similar or different scope and form as those determined in this License. There is nothing in this provision to derogate from the Council resolutions or rules with regard to exclusive Broadcasts, as these may be from time to time.

8.	License period

This License is valid for a period of 15 years, starting on the date the License is granted (hereinafter: the “License Period”), unless the License is cancelled during said period in accordance with section 12 below.

9.	Extension of the License Period

9.1

The Council may extend the License Period at the end of the License Period determined in section 8 above, at the request of the Licensee, each time for a further period of ten years (hereinafter: the “Additional Period”), after checking that the following have been fulfilled:

9.1.1

The Licensee has fulfilled the provisions of the law, the Council resolutions and the terms of the License; in the framework of this section, the Council may take into account the efforts and resources invested by the Licensee and the means of supervision it has adopted in order to fulfill the provisions of the law, the Council resolutions and the terms of the License in everything relating to channels which are not produced by the Licensee itself or in collaboration with another, directly or indirectly;

		9.1.2	The Licensee has taken steps to improve the variety of Broadcasts, their scope and quality;

		9.1.3	The Licensee has taken steps to improve the technological standard of the Broadcasts; in this matter, the Council shall consult with the Director;

9.1.4

The Licensee is capable of continuing to supply the Broadcasts and has the ability to make the necessary investments to improve the variety of its Broadcasts, their scope, their quality and their technological standard;

		9.1.5	The Licensee has the qualities that qualify it to be a general Licensee for cable Broadcasts.

9.2

Without derogating from the authority of the Council under section 11 below, if the Council finds that the Licensee has breached the provisions of the Law, Council resolutions or the terms of the License in a manner that does not justify the non-extension of the License Period, it is entitled to set forth terms in the License with regard to amending the breaches and to make extension of the License Period conditional on a commitment to fulfill these conditions, so long as the Licensee has first been given the opportunity to voice its arguments.

9.3

Without derogating from any other authority of the Council, should the Council find that the Licensee has breached the provisions of the law, Council resolutions or the terms of the License during the period after a decision has been made regarding extension of the License Period, it is entitled to add conditions to the License and also to instruct it in the License regarding how to amend these breaches after having given its decision regarding the application, so long as the Licensee has first been given the opportunity to voice its arguments.

	9.4	The terms of this License and any changes made thereto shall apply to any Additional Period.

10.	Application to extend the License Period

	10.1	The Licensee shall submit its application to extend the License Period as stated during the 45 days which start 18 months before the end of the License Period.

	10.2	The Licensee shall attach all the following to its application:

10.2.1

A report summarizing the way it has met the various quotas and commitments for which it is required to present a report for each year of the License Period, up to the date of submitting the application to extend the License. Where the Council, with regard to a particular report, has determined findings with regard to the Licensee meeting the various quotas and reports, the summary report shall reflect the data as determined by the Council.

14

10.2.2

A report summarizing the means, actions and investments taken or implemented by the Licensee to improve the variety of Broadcasts, their scope, their quality and their technological standard, during the License Period and up to the date of submitting the application to extend the License.

10.2.3

A summary comparing the annual data specified in the reports mentioned in sections 10.2.1 and 10.2.2 above in respect of each year with the data of the preceding year and with the undertaking pursuant to this License, and explanations of irregular differences in the data.

10.2.4

The reports as stated in sections 10.2.1 and 10.2.2 above shall contain up-to-date and exact details and shall be accompanied by an affidavit from the general manager of the Licensee, confirming the correctness of the details contained therein.

10.3

For the purpose of examining the Licensee’s application to extend the License Period, the Council or the Minister shall be entitled to require the Licensee to produce, within a determined period of time and in the determined manner, all information, data or documents that the Licensee is required to keep under section 69 below, even if it has been produced in the past, or to appear before them and answer questions or present documents in its possession relating to the issues specified in the reports that have been submitted.

10.4

Should the Licensee not agree to said requirement, and the information or documents required for consideration of the application to extend the License Period, or should it agree only in part, the Council may reject the application to extend the License without further reason, so long as the Licensee has first been given the opportunity to voice its arguments in this matter.

10.5

In the framework of its deliberations, the Council may take into account data, reports and opinions that have been collected, drawn up or given by entities other than the Licensee, including viewing surveys and other data (hereinafter: “External Reports”), so long as the Licensee has first been given the opportunity to voice its arguments with regard to these reports.

10.6

The Council shall inform the Licensee of its decision regarding the application to extend the License Period no later than one year before the end of the License Period, unless there is a delay in the process of examination as a result of acts or omissions on the part of the Licensee.

15

10.7

Should the Council decide to reject the application, it shall inform the Licensee of this in writing, giving its reasons for the rejection, so long as the Licensee has first been given the opportunity to voice its arguments with regard to these reasons.

11.	Amending the License

11.1

The Council may amend the conditions of this License at any time, add to them or detract from them, after considering the extent to which they detract from the Licensee’s rights, so long as the Licensee has first been given the opportunity to voice its arguments.

	11.2	Without derogating from that stated in section 11.1 above, the Licensee may submit a request to the Council at any time asking for the provisions of the License to be amended.

12.	Cancellation of the License

12.1

The Council may cancel the License before the end of the period if one or more of the causes specified in Article 6xi of the Law exist, and in accordance with its provisions, so long as the Licensee has first been given the opportunity to voice its arguments.

12.2

Should the Council become aware that, in the particular circumstances, the cause for cancellation does not require cancellation of the License, the Licensee shall be given reasonable opportunity to correct the act or omission constituting cause for cancellation of the License.

12.3

The Council shall be entitled to summon the Licensee to appear before it and may demand that it respond to questions, present documents or provide information or documents within a determined period of time, as required in order to clarify the cause for cancellation.

12.4

If the Licensee is summoned as stated, it shall respond to the demand or summons at the time determined by the Council; should the Licensee not agree to the demand or summons as stated within the time determined two or more times, the Council may cancel the License by sending notification to the Licensee.

	12.5	If the License is cancelled, the Minister shall be entitled to give instructions with regard to maintaining continuity of Broadcasts as stated in Article 6xii of the Law.

16

13.	Other remedies

13.1

Should one or more of the causes specified in Section 6xi of the Law exist, the Council may, in addition to its authority to cancel the License as stated in section 12 above, restrict or suspend the License, amend its terms or redeem the guarantee given by the Licensee to ensure fulfillment of the terms of the License, in whole or in part, after first giving the Licensee the opportunity to voice its arguments in this matter. The processes specified with regard to cancellation of the License shall apply, mutatis mutandis, to restriction of the License and redemption of the guarantee.

	13.2	Nothing in the provisions of this section shall serve to derogate from any other remedy or relief afforded by this License or by any law.

17

Chapter 2a: Structural Separation

14.	Definitions

In this chapter:

“Board of Directors” -	Including a corresponding body in another corporation;

“Company” -	Including another corporation, and including a partnership;

“Affiliated Company” -	A company in which another company holds an interest;

“Related companies” -	A companies in which a person with a substantial interest in one also has an interest in the other;

“Associated company” -	A company whose investments in another company are 25% or more of its equity capital, whether in shares or in another manner, other than a loan given in the course of its regular business;

“Partner companies” -	Any one of the following:

	a.	Companies which both have substantial interest in a third company;

	b.	Companies which are both associated companies of a third company;

	c.	Companies where one of them is an associated company of a third company and the other has a substantial interest therein;

The “General Partner” -	Matav Infrastructures Ltd., which constitutes a general partner as defined in the Partnership Ordinance (new version), 5735 – 1975[8] in MAPA;

“Internet subscriber” -	Anyone connected to an Internet service provider (ISP) by means of the network;

“ISP” -	The holder of a license to provide Internet access services (Internet service provider);

“MAPA license” -	The general license to provide fixed-line domestic telecommunications services granted to MAPA.

8 Laws of the State of Israel, LIIX 28, 5735, p. 549; 5759, p. 26

18

15.	The obligation of structural separation from MAPA

	15.1	The Licensee shall implement a structural separation between itself and MAPA, in the manner detailed below:

At least half the members of the Board of Directors of the Licensee shall not serve on the Board of Directors of the General Partner, and at least one director on the Board of Directors of the Licensee shall not be an interested party in the Licensee or an Office Holder in an interested party therein; the Minister shall be entitled to set forth provisions by which the directors of the Licensee or the General Partner who are not common to the Licensee and the General Partner, all or some of them, shall not be employed by the Licensee or by any company linked to it.

15.2

Without derogating from the continued application of the provisions of section 15.1 above, should an additional general license be given for cable Broadcasts on the network, or should the number of MAPA Internet subscribers reach 45,000, the Licensee shall implement a structural separation between itself and MAPA in the manner detailed below:

15.2.1

Separation between the management of the Licensee and the management of MAPA and the management of the General Partner, including in everything relating to the business system, the financial system and marketing system; for the purpose of this section, “the MAPA management” and “the General Partner’s management” do not include the Board of Directors of MAPA or of the General Partner;

		15.2.2	Separation between the assets of the Licensee and the assets of MAPA, subject to that stated in the MAPA license;

		15.2.3	The Licensee shall not employ employees of MAPA and the General Partner, and the latter two to shall not employ employees of the Licensee.

16.	Provisions with regard to structural separation

Subject to that stated in section 15 above, the Council may, with the consent of the Minister, and after the Licensee has been given the opportunity to voice its arguments, determine additional limitations and conditions with regard to relations between the Licensee and companies connected to it, including with regard to staffing positions and appointing officeholders, transfer of information, the existence of separate corporations or a separate accounting system between operations, and with regard to technological, geographic or commercial restrictions in the deployment of infrastructure or in providing Broadcasts and services.

19

17.	Commercial confidentiality

The Licensee shall determine procedures and rules to maintain confidentiality of commercial material and prohibit its transfer to a company with competing ties with another Licensee to which said information relates; the procedures shall determine, among other things, restrictions with regard to circulation of the information within the Licensee and access to it by employees who are not intended to handle the commercial information in the framework of their position;

For the purpose of this sub-section, “commercial information” - data concerning a competitor that is not in the public domain, including data relating to one of the following:

	1.	Customers;

	2.	The structure of the telecommunications installation system, its distribution, the technology by which it operates;

	3.	Plans for expanding the telecommunications installation system, making changes to it and using it to operate new services;

	4.	The quantity of telecommunications messages passing along the network, their type and destination;

5.

Other plans or marketing or technological activities, information about which has been given to the Licensee by another Licensee competing with the linked company, or other commercial activity, information concerning which has been classified by the other Licensee as confidential information.

20

Chapter 3: Means of Control and assistance by others

18.	Restriction regarding transfer of the license and undertakings thereunder

	18.1	Prohibition against transfer, encumbrance or attachment

18.1.1

The License, including each of the rights that it affords, and the License Assets may not be transferred, encumbered or attached other than in the manner and under the conditions detailed in Article 6x of the Law.

		18.1.2	The End Equipment installed on the premises of the subscriber may not be transferred, encumbered or attached.

18.1.3

Guarantees produced by the Licensee under Article 6ix(a)(3) or 6ix(b) of the Law in order to guarantee fulfillment of the terms of the License, and the monies received from their exercise, may not be attached.

18.1.4

Without derogating from that stated in section 18.1.1 above, should any third party be afforded rights in the License or in the License Assets, the Licensee shall guarantee that in the course of the entire License Period no situation shall arise in which the exercise of said rights is liable to affect the Broadcasts and their supply and distribution to the subscribers.

18.1.5

Without derogating from the provisions of the License, the validity of an encumbrance carried out prior to the License by one who was a franchisee prior to the granting of the License shall not be affected other than by expiry of the franchise and the granting of this License.

	18.2	Assistance by others in implementing the License

18.2.1

Without derogating from the provisions of section 38 below, should the Licensee wish to obtain the assistance of another, acting on its behalf, in order to implement any part of the License, and should the other be  MAPA, or should the assistance by another be substantial, or not in the course of the regular business of implementing the License, the Licensee shall report this to the Council within five working days of agreement with said other, or of the date of implementation of any substantive change in that agreement, and shall specify the identity of the other and the main points of the engagements with it; furthermore the Licensee shall report as stated to the Council on assistance by another in any situation or type of situation as shall be instructed by the Council.  The Council shall be entitled to act in the manner detailed at the end of section 18.2.2.2 below.  Notwithstanding that stated, and subject to the provisions of any law, the Licensee shall not be required to report assistance by a general Licensee for cable Broadcasts which has acted during the franchise period as a single brand with the Licensee, as stated in Article 6xii2(1) of the Law.

21

18.2.2

Without derogating from that stated above, in the event that the other from whom the Licensee has asked for assistance is one of those entities whose holding in the Licensee is limited, in accordance with that stated in Articles 6viii2 – 6viii4 of the Law, and in any situation or type of situation with regard to which the Council shall give special instructions due to the identity of the other, the nature of the assistance, or the circumstances of the situation, the Licensee shall act as follows:

	18.2.2.1	The Licensee shall apply to the Council and request its approval for assistance from the other in question, and shall attach to its application the agreement of engagement between them;

18.2.2.2

Should the Council not inform the Licensee, within 14 working days of the date of receipt of the application, of its intention to examine the engagement, the engagement shall be deemed approved; should the Council give notice of its intention to examine the engagement, the provisions of section 18.2.2.3 shall apply.

18.2.2.3

The Council may refuse to approve assistance by another requiring reporting or prior approval by the Council as stated in section 18.2.1 and 18.2.2 above, or attach conditions to its approval, including amendment of the agreement of engagement; the Council is entitled to contemplate, among other considerations when making its decision, the following:

		a.	The scope or nature of the assistance by another;

		b.	The public good;

		c.	Protection of the consumer;

		d.	The effect of the engagement on competition in the field of public broadcasting;

		e.	The effect of the engagement on fulfillment by the Licensee of the provisions of the License and the provisions of any law, and on fulfillment of the Licensee’s undertakings thereunder.

22

18.2.2.4

The Council’s decision under section 18.2.2.3 above shall be given within a reasonable time of the date that the Licensee produces all information relating to its application, as requested by the Council.

18.2.3

Notwithstanding that stated in section 18.2.1 above, the Licensee shall not be required to report assistance by another for which the approval of the Council or the Director was received during the period that it was a franchisee and according to the provisions of the franchise.

18.2.4

The assistance of another as stated shall not derogate from the undertakings of the Licensee and its responsibility to implement any of the provisions of the Law, Council resolutions and terms of the License, and shall not derogate from the authority of the Minister, the Director, the Council, the Chair or anyone acting on their behalf, as the case may be.

19.	Means of Control - changes and restrictions

	19.1	Details of Licensee

Details of the legal identity of the Licensee, its incorporation, the place it is registered, its address, its center of business, the control thereof, the rights in the means of its control, and its officeholders are attached as Appendix B to the License.

	19.2	Transfer of the means of control

		19.2.1	No direct or indirect change shall be made, all at once or in stages:

			19.2.1.1	to control of the Licensee;

			19.2.1.2	to a holding in the means of control of the Licensee at a rate of 10% or more in any form of means of control;

19.2.1.3

to a holding in the means of control of the Licensee at any rate, whether, as a result of said change, a person becomes an interested party in the Licensee, or a party with a substantial interest therein, or ceases to be an interested party or party with a substantial interest as stated;

unless the Council has approved the change in advance and in writing. That stated above shall not apply to changes in the holding in the means of control of a company whose shares are traded on the stock exchange - with regard to the transfer of those shares traded on the stock exchange; however the Licensee shall be required to report to the Council any change in holding said means of control, even in a company whose shares are traded on the stock exchange, so long as the information about said changes can reasonably be acquired by the Licensee.

19.2.2

A request for approval of the change in control or in holding the means of control, as stated in section 19.2.1, shall be submitted to the Council in the manner detailed in Appendix C’ to the License, together with substantive details concerning the agreement, the event and the manner of the planned change or transfer.

19.2.3

The means of control in the Licensee shall not be encumbered if its exercise shall represent a transfer requiring approval of the Council in accordance with section 19.2.1 above, unless the mortgage agreement includes a qualification whereby the mortgage cannot be exercised without the advance, written agreement of the Council; the articles of incorporation of the Licensee, or any equivalent document in a Licensee that is not a company limited by shares, shall include such a qualification.

19.2.4

Without derogating from the provisions of section 19.2.1 above, and the other provisions of the License, a change in control or in direct holding of the means of control of the Licensee shall not be valid, and the directly transferred means of control in the Licensee shall not afford anyone who has acquired or received them any rights, if the change or transfer has been carried out in contradiction to the provisions of section 19.2.1 above; the articles of incorporation of the Licensee, or any equivalent document in a Licensee that is not a company limited by shares, shall include a qualification regarding changes in control and in the holding of means of control and their transfer as stated in this sub-section, and shall state that it is not possible to change this section in the articles during the entire License Period, including during the periods of its extension.  To preclude doubt, nothing stated in this sub-section shall serve to derogate from any authority of the Council with regard to changes in control and in the holding of means of control in the Licensee, in accordance with the provisions of the License, the Law and the Council resolutions.

19.2.5

If the Licensee is a corporation that is not a company limited by shares, the provisions of this section shall apply, mutatis mutandis, to any change or transfer in means of control therein, or their encumbrance.

19.3	The requirement to report changes in details

19.3.1

Without derogating from the obligations of the Licensee under section 19.2 and section 19.5, the Licensee shall inform the Chair in writing of any change in the details as noted in section 19.1 and in the details given in Appendix B to the License, and any change in details relating to the holdings of the Licensee, any interested party therein, and any officeholders therein, in the field of journalism, telecommunications and broadcasting; the Licensee shall give notice of any such change within ten working days of the date of the change.  Should the Licensee not know and not have been able to know about said change at the time of its implementation, despite having taken, in advance, all steps required to enable receipt of the relevant information at the appropriate time, the Licensee shall be entitled to give notice within ten working days of the date when it actually becomes aware of said change, so long as it provides reasons that the Council considers satisfactory to explain the delay in notification.  With regard to changes in said details relating to a company whose shares are traded on the stock exchange, the provisions of the end of section 19.2.1 above shall apply, with the necessary changes.

	19.3.2	Approval by the Council as stated in section 19.2 above and reports by the Licensee as stated in section 19.3.1 shall be attached to Appendix B and shall constitute an integral part thereof.

19.3.3

The articles of incorporation of the Licensee, or any equivalent document in a Licensee that is not a company limited by shares, shall include a section requiring anyone directly holding means of control in the Licensee to inform the Licensee of any change as stated in section 19.3.1 above, and to provide it with the necessary information to fulfill its obligations under said section.

19.4	Calculation of the rate of holding

For the purpose of this License, including for the purpose of the qualifications and conditions of competency as stated in section 19.5 below, the rate of indirect holding shall be calculated as detailed below:

	19.4.1	To a controlling party in a corporation shall be attributed the full holding in means of control held by that corporation;

19.4.2

To a person holding a means of control in a corporation but who does not hold the controlling interest shall be attributed a part of the means of control held by that corporation, relative to the holdings of that person in the corporation.

19.5	Qualifications and competency

19.5.1

Throughout the period of the License, the Licensee shall maintain the conditions of competency as determined in Article 6viii2 of the Law, and the qualifications as determined in Article 6viii3 and 6viii4 of the Law.

19.5.2

Without derogating from that stated above, the Licensee shall report in writing, to the Minister and the Council, immediately the suspicion arises that it may cease to fulfill one of the conditions of competency as stated in section 19.5.1 above, or that one of said qualifications may begin to occur.

19.5.3

Without derogating from any provision of law or of this License, should there be a change in the holding of means of control in the Licensee or should there be any other appointment or change, or should other circumstances arise as a result of which the Licensee no longer meets the conditions in section 19.5.1 above, the Licensee shall immediately take the necessary steps to return to a situation in which it meets said conditions.

19.5.4

For the purpose of this License, the presumption is that the public holding shares in a company traded on the stock exchange operating under Israeli law is a citizen and resident of Israel; said presumption shall not apply with regard to interested parties in a company as stated whose holdings have been reported to the Securities Authority under Regulation 24 of the Securities Regulations (periodic and immediate reports) 1970[9].

19.6	Prohibition against harming competition

Without derogating from that stated in any law, the Licensee, any entity in which the Licensee is an interested party or a controlling party, officeholders in the Licensee or a controlling party or interested party in the Licensee or an Office Holder in a controlling party or interested party therein, shall not be a party to any agreement, arrangement or understanding with another that is intended or liable, directly or indirectly, to reduce or harm competition with regard to providing the Broadcasts and services of the Licensee, including with regard to End Equipment; notwithstanding that stated, and without derogating from any law, the Council or the Minister - in matters under his authority - are entitled to approve the Licensee’s advance, written request that a particular arrangement shall not represent a breach of this section.

9 Compendium of Regulations 5730, p. 2037; 5760, 323.

Chapter 4: The Licensee’s Broadcasts

20.	Subordination to the provisions of the Law and the Council resolutions

20.1

Should the Licensee engage with another, including with a Channel Producer, to supply the Licensee’s Broadcasts, this shall not derogate from the obligations of the Licensee and its responsibility to uphold the provisions of the Law, Council resolutions and the terms of the License.  Nothing in this provision shall serve to derogate from the obligations of another providing Broadcasts to the Licensee to uphold the provisions of the law and the instructions of any qualified authority, or to derogate from the authority of the Council to give instructions with regard to Broadcasts.

20.2

The Licensee shall take all necessary steps to ensure that its Broadcasts are conducted in accordance with the provisions of the law and the Council resolutions.  The Licensee shall report to the Council, as requested, on the procedures and means of supervision it has taken in order to uphold the provisions of this section.

20.3

Without derogating from that stated above, the Licensee, in its Broadcasts, shall operate a monitoring, control and command system to ensure the ability to intervene immediately in the course of the Broadcasts, for the purpose of upholding the Licensee’s obligations with regard to the Broadcasts under the provisions of the law and the Council resolutions, including upholding the provisions with regard to qualifications to Broadcasts under Note G’ of the Law.  The Licensee shall report to the Council, as requested, on the procedures and means of supervision it has taken in order to maintain proper broadcast control throughout the Broadcasts - whether direct Broadcasts or Broadcasts of recorded programs.

21.	The Licensee’s Broadcasts - general provisions

	21.1	The Licensee shall offer its subscribers a variety of Broadcasts, among other things in terms of their type, subject, category, producer and country of origin.

	21.2	The Licensee shall adapt its Broadcasts to a variety of target audiences, including in terms of language, age and areas of interest.

21.3

The Licensee shall offer its subscribers Broadcasts which, in standard, variety and quality, do not fall below those which it offered as a franchisee in the Area as detailed in Appendix A prior to the granting of this License.

27

21.4

The allocation of capacity intended for Broadcasts on the network shall be determined by the Minister in accordance with Article 5(i) of the Law.  The Licensee shall provide the Council and the Director, on request, with full and exact details regarding the scale of capacity that it uses for Broadcasts and the manner in which it is utilized.  The Licensee shall inform the Council and the Director of any change in the scale of said capacity.

21.5

The Council is entitled, after consultation with the Director, to instruct the Licensee to provide a particular Access Number for a channel that it Broadcasts, under Article 6xxi of the Law, or for an Assigned Transmission Channel, among other things for the purpose of determining uniform Access Numbers for channels broadcast by a number of broadcasting Licensees and to prevent discrimination in the allocation of Access Numbers for channels that it Broadcasts.

21.6

The Licensee shall only broadcast Broadcasts which have been approved by the Council as detailed in section 23 below, and in accordance with the conditions determined for their approval.  The Council may change the conditions determined for approval of the Broadcasts as a result of decisions or changes in policy, a change in circumstances, or in order to prevent harm to viewers, so long as the Licensee has first been given the opportunity to voice its arguments.

21.7

Without derogating from the authority of the Council and any law, the Council may cancel approval that has been given to broadcast a channel, as a result of failure to meet the conditions of approval or as a result of a substantive change in content, so long as the Licensee has first been given the opportunity to voice its arguments.

22.	Compulsory Broadcasts

	22.1	The Licensee shall transmit the following Broadcasts:

22.1.1

The radio Broadcasts on a modulated frequency and the television Broadcasts that are Broadcasts under any law to the public in Israel and which may be received from the air, by land or satellite Broadcasts, which the Licensee is required to transmit under Article 6xxi of the Law, unless the Council has determined in its rules special reasons exempting the Licensee from said obligations;

		22.1.2	The educational television Broadcasts that the Licensee is required to transmit under Article 6xxxiv (c) of the Law;

		22.1.3	Broadcasts of a special Licensee for cable Broadcasts which the Licensee is required to transmit under Article 6xxxiv of the Law.

	22.2	The compulsory Broadcasts shall be Broadcasts in accordance with the provisions of the law and the Council resolutions.

23.	Broadcasts approved for the Licensee

	23.1	Without derogating from that stated in section 21 and 22 above, the Licensee shall offer its subscribers the Broadcasts detailed in the following lists of Broadcasts:

		23.1.1	The list of Broadcasts using the analogue method detailed in Appendix D1 of the License;

		23.1.2	The list of Broadcasts using the digital method detailed in Appendix D2 of the License;

		23.1.3	The list of possibilities for operating the electronic program guide (EPG) using the digital broadcasting method, as detailed in Appendix D3 of the License;

		23.1.4	The list of packages as detailed in Appendix D4 of the License.

23.2

The Licensee shall not be entitled to provide Broadcasts or packages that are not included in the list of Broadcasts in section 23.1 above, or to cease supplying the Broadcasts or packages that are included in said lists of Broadcasts, without receiving approval from the Council in accordance with the provisions of this License.

24.	Changes in the list of Broadcasts

24.1

A Licensee wishing to change the list of Broadcasts included in the lists appearing in section 23.1 above and specified in Appendices D1 – D3 of the License, by way of adding or removing a broadcast or operating option, shall submit an application to the Council in a format to be determined by the Chair.

24.2

With regard to any change in the characteristics detailed in the list of Broadcasts under section 23.1 above, which is not the addition or removal of Broadcasts or operating options as stated in section 24.1 above, the following provisions shall apply:

		24.2.1	The Licensee shall submit a document to the Chair detailing the change, at least 14 days prior to the intended date of making the requested change, in a format to be determined by the Chair.

24.2.2

The Chair is entitled to approve the requested change, including determining conditions for its approval, to transfer the application for discussion by the Council, or to request information or documents relating to the requested change as detailed in section 24.5 below, at his discretion.

29

24.2.3

Should the Chair not inform the Licensee, within 14 working days of the date of receiving the application for change, that any of the actions detailed in section 24.2.2 above have been taken, the change shall be seen as approved.

24.3

Notwithstanding that stated in section 24.1 and 24.2 above, with regard to an application to cease broadcasting a broadcast channel in the framework of the Licensee’s Added Broadcasts (in this sub-section: the “Channel”), the Licensee shall act as follows:

24.3.1

Should the Licensee decide to cease broadcasting a Channel due to conclusion of the period fixed in the agreement for its broadcast, it shall inform the Council that it is ceasing to broadcast the Channel at least two months prior to the date of cessation of Broadcasts, and that stated in sections 24.1 and 24.2 above shall not apply.  In the event of any dispute between the parties to the agreement with regard to the date of conclusion of said agreement, the provisions of section 24.2 above shall apply.

24.3.2

Should the Licensee decide to cease broadcasting a Channel due to an amendment to the conditions for approval of the Channel initiated by the Council representing increased stringency of the conditions, it shall inform the Council that it is ceasing to broadcast the Channel at least two months prior to the date of cessation of Broadcasts, and that stated in section 24.1 and 24.2 above shall not apply.  To preclude doubt, changes arising from the determination of policy, rules or regulations or from changes thereto, or from the determination of, or change in, the provisions of the Law shall not be deemed an amendment to the conditions for approval of the Channel.

	24.3.3	In any other case of cessation of broadcasting a Channel which is not included in the situations detailed in sections 24.3.1 and 24.3.2 above, the provisions of section 24.2 above shall apply.

24.4	The Licensee shall transfer to the Council the engagement agreement for the supply of Broadcasts by another.

24.5

The Council or the Chair may request any information and documents relating to a change in the list of Broadcasts, and this includes the right to require documents verifying details relating to the requested change.

24.6

The Council may approve a request to make a change in the list of Broadcasts, reject it, or approve it conditionally, within 60 days of the date of its submission or the date when the Council was provided with the required information or documents in respect of the requested change.

30

24.7

Should a change in the list of Broadcasts be approved, it and the conditions supplementary to its approval shall be deemed part of Appendix D of the License, and the provisions of the License shall apply thereto.

	24.8	The Licensee shall inform the Council in writing of the date of implementation of an approved change, no later than the actual starting date of the change.

	24.9	The Licensee shall inform the Council in writing of any delay in implementing an approved change that exceeds one month from the date determined for implementation of the change.

	24.10	The Licensee shall inform subscribers of the changes that have been approved by the Council or the Chair, if required by them to do so, and in accordance with their instructions.

24.11

Should the Council authorize the Licensee to add Broadcasts to the lists of Broadcasts in sections 23.1.1 - 23.1.3 above, their broadcast shall be subject to the existence of free capacity.  The Council shall send the Director a copy of the approval that has been given to add Broadcasts as stated above.

25.	Cessation of broadcast

25.1

The Licensee shall inform the Council of a cessation of broadcast that has taken place or is expected to take place and which is not under the control of the Licensee, immediately said cessation becomes known to it.  On conclusion of the reason for cessation of the Broadcasts, the Licensee shall inform the Council immediately this becomes known to it and shall immediately restore the broadcast that has been ceased, unless the Council has determined otherwise. For the purpose of this sub-section, the cessation of a broadcast as a result of a change in terms of engagement for the purpose of acquiring broadcasting rights does not represent a cessation of Broadcasts that is not under the control of the Licensee.

	25.2	With regard to the cessation of Broadcasts due to a malfunction, the provisions of section 42.5 below shall apply.

26.	Packages and choices available to the subscriber

	26.1	Prohibition against stipulation

The Licensee shall not make supply of Broadcasts to the subscriber conditional, directly or indirectly, on the purchase of other Broadcasts by the subscriber, including by means of costing them unreasonably in the opinion of the Council, unless this has been expressly approved by the Council.  Notwithstanding that stated above and in section 40.3.4 below, the Licensee may make receipt of Added Broadcasts or any part thereof conditional on the purchase of Basic Broadcasts.

In this section:

“Broadcasts” - including individual channels and packages.

26.2	Basic Broadcasts

	26.2.1	The Licensee shall supply all its subscribers with Basic Broadcasts which shall include the following:

		26.2.1.1	Broadcasts which the Licensee is obliged to transmit under Article 6xxi of the Law and section 22 of the License;

		26.2.1.2	Educational television Broadcasts which the Licensee is required to transmit according to Article 6xxxiv (c) of the Law and section 22 of the License;

		26.2.1.3	Broadcasts of the Assigned Transmission Channel;

		26.2.1.4	Community Broadcasts, local news and programs on regional affairs;

26.2.1.5

A Broadcasting Guide, such as the electronic program guide (EPG) using the digital broadcasting method.  For the analogue broadcasting method, the Licensee shall present its Broadcasts by means of a broadcasting schedule or in another form approved by the Council;

26.2.1.6

Other channels whose transmission has been approved by the Council in the framework of the Basic Broadcasts, as detailed in Appendices D1 and D2, and by any approval and resolution of the Council after the date of granting the License.

26.2.2

The Licensee may submit to the Council an application to reduce the scope of the Basic Broadcasts. When making a decision regarding a request to reduce the Basic Broadcasts, the Council shall consider, among other things, the following:

		26.2.2.1	The implications of the reduction for the viewing public in Israel;

		26.2.2.2	The implications of the reduction in supply of Broadcasts by the Licensee;

		26.2.2.3	The implications of the reduction on competition in the multi-channel television market in Israel.

26.3	Reduction of the tariff in respect of removal of Broadcasts

Should any of the Licensee’s Basic Broadcasts for which a maximum tariff has been determined in Appendix H of the License (hereinafter: the “Maximum Tariff”) be removed, the Council may, with the approval of the Minister, instruct that the Maximum Tariff be reduced at a rate to be approved by it, so long as the Licensee has first been given the opportunity to voice its arguments.

When making a decision with regard to reducing the Maximum Tariff and the rate of its reduction, the Council shall consider, among other things, the following:

	26.3.1	The implications of removal of the Broadcasts on the supply of Broadcasts by the Licensee;

	26.3.2	The implications of removal of the Broadcasts on the viewing public in Israel;

	26.3.3	The cost of the Broadcasts that have been removed;

	26.3.3	The degree of harm to the Licensee’s income from the Broadcasts, if any.

26.4	Added Broadcasts

	26.4.1	The Licensee shall offer a variety of options for the purchase of Added Broadcasts by the digital method.

26.4.2

The Licensee shall enable its subscribers to purchase each of the Broadcasts included in the Added Broadcasts separately, without making their supply conditional on other Broadcasts. Notwithstanding that stated, the Council shall be entitled to release the Licensee from this obligation, only if persuaded that it offers its subscribers a varied selection at reasonable prices. At any time said obligation applies, the Council shall approve deviation from it only in special cases, in accordance with a reasoned request submitted by the Licensee.

26.4.3

The Council, after considering the supply of Broadcasts by the Licensee, the alternatives available to the subscriber public and the good of the subscribers, and after the Licensee has been given the opportunity to voice its arguments, is entitled to instruct the Licensee, for special reasons, that it must offer subscribers a channel or group of channels in a separate format from another channel or group of channels, due to the size of the group, the characteristic of the channel or the group or because of its target audience.

		26.4.4	Without derogating from that stated in sections 26.1 above and subject to 26.4.2 above, the Licensee may offer subscribers Added Broadcasts by way of packages.

	26.5	Receipt of Council approval

Nothing stated in this section shall serve to derogate from the provisions of sections 23 – 25 above.

27.	EPG services

27.1

The Licensee shall provide its digital subscribers at all times with an electronic program guide (EPG), at least in Hebrew and in additional languages as detailed in Appendix D3 to the License. The EPG shall be in a format enabling subscribers to choose transmissions, options for selection and operation and viewing planning by remote control. Nothing in that stated above shall prevent the Licensee from providing the EPG in an additional language, as it chooses.

27.2

Without derogating from that stated above, the EPG shall provide information on transmissions for at least two days in advance, and at least with the name of the transmission, details about the subject of the transmission and the time of its broadcast, as well as viewing restrictions that exist with regard to the transmission – as given to the Licensee by the producers of the channels, and in accordance with the obligation to mark and classify programs under the provisions of any law.

	27.3	The EPG shall be suited to the requirements set forth in Appendices I7 and I8 of the License.

	27.4	In the framework of the EPG, the Licensee shall include the types of information and operating options specified in Appendix D3 of the License, and only these.

	27.5	The EPG shall be broadcast to subscribers subject to the provisions of the law and Council resolutions, including resolution no. 6-1/2002 from January 1, 2001.

28.	Broadcasting qualifications

	28.1	Prohibited Broadcasts

The Licensee shall not broadcast Broadcasts whose broadcast is prohibited by or under law, including Broadcasts prohibited under Article 6xxv of the Law.

	28.2	Marking and classifying transmissions

The Licensee shall act in accordance with the Classification and Marking of Broadcasts Law 2001[10] and its regulations and rules.

	28.3	Exclusivity of Broadcasts

The Licensee shall not broadcast Broadcasts that have been purchased exclusively, other than as stated in Council resolution no.
1-6/2000 from March 23, 2000 and Council resolution no. 8-18/2000 from July 5, 2001, unless the Council has decided otherwise in rules or Council resolutions post-dating the date this License is granted.

	28.4	Prohibition against advertising

The Licensee shall act in the matter of the prohibition against advertising in accordance with the provisions of the law and the Council resolutions.

	28.5	Sponsorship and service announcements

The Licensee shall not broadcast sponsorship and service announcements other than in accordance with rules to be determined by the Council.

	28.6	News Broadcasts

The Licensee may not included in its Broadcasts news and current affairs programs that are not regional.  That stated in this section shall not apply to news and current affairs Broadcasts that are broadcast in accordance with any law in Israel, including under Article 6xx2 of the Law, nor to news and current affairs programs originating outside Israel and approved by the Council.

29.	The obligations of the Licensee in implementing the Broadcasts

When implementing the Broadcasts, the Licensee shall act in accordance with the provisions of the law and Council resolutions, including with regard to the subjects detailed in this section:

	29.1	Adapting Broadcasts to the characterization approved for them

Broadcasts offered by the Licensee shall be adapted to the characterization approved for them and to their target audiences, including in terms of type, subject, format, category, and time of broadcast.

10 Code of Laws 5761 , p. 129

29.2	Channel symbol

An Independent Channel broadcast by the Licensee shall be identified by a symbol by which the subscriber can identify it at all times that it is broadcast, unless the Council has exempted the Licensee from this obligation.

29.3	Transmission of Local Productions

The Licensee shall broadcast transmissions of Local Productions in accordance with the provisions of the law and Council resolutions, and shall also invest a proportion of its income from subscription fees in producing or acquiring Local Productions, as decided by the Council in accordance with the provisions of Article 6v1(a1) of the Law and in a manner to be determined in the Council Rules.

“Subscription fees” in this section – any consideration received from the Licensee’s subscribers in respect of acquisition of its Broadcasts, including in respect of Basic Broadcasts, Added Broadcasts and the acquisition of pay per use Broadcasts.

29.4	Local news

The Licensee shall broadcast local news in accordance with the provisions of the law and Council resolutions.

29.5	Transmissions on regional affairs

The Licensee shall broadcast transmissions on regional affairs in accordance with the provisions of the law and Council resolutions.

29.6	Community transmissions

The Licensee shall broadcast community transmissions in accordance with the provisions of the law and Council resolutions.

29.7	Facilitation for the hearing-impaired

The Licensee shall act in accordance with the provisions of the Facilitation for the Hearing-Impaired Law 1992[11] and its rules.

29.8	Premiere Broadcasts

The Licensee shall broadcast premiere broadcast transmissions in accordance with the provisions of the law and Council resolutions.

29.9	Repeat Broadcasts

The Licensee is entitled to broadcast repeat Broadcasts, subject to the restrictions determined in Appendix F of this License. Appendix F of the License shall apply up to the date when the Council sets forth other rules or resolutions with regard to repeat Broadcasts by the Licensee.

11 Code of Laws 5732, p. 116; 5755, p. 361

	29.10	The age of productions

The Licensee shall broadcast transmissions at the rates fixed for the ages of the production in accordance with the provisions of the law and Council resolutions.

	29.11	Pay Per Use Broadcasts

		29.11.1	The Licensee shall broadcast pay per use Broadcasts in accordance with the provisions of the law and Council resolutions.

29.11.2

Pay-per-view Broadcasts (PPV, NVOD) shall be broadcast in accordance with Appendix E of the License.  Should the Council determine rules or resolutions relating to pay-per-view Broadcasts, these rules or resolutions shall apply.

	29.12	Joint channels

The Licensee shall broadcast joint channels as defined in Article 6xx1 of the Law, in accordance with the provisions of the law and Council resolutions.

	29.13	Interactive Broadcasts

The Licensee shall broadcast interactive Broadcasts in accordance with the provisions of the law and Council resolutions.

	29.14	Broadcasts on special topics

With regard to Broadcasts on special topics, such as Broadcasts of music, religious subjects, Broadcasts for children and minors, sports, shopping, Broadcasts of games or sex Broadcasts, the Licensee shall act in accordance with the provisions of the law and Council resolutions.

30.	Marketing and publicizing Broadcasts

30.1

When marketing, publicizing and presenting Broadcasts (hereinafter: “Advertising the Broadcasts”), the Licensee shall refrain from misleading the public and shall provide appropriate disclosure of all options of choice available to the public in receiving the Broadcasts.

Without derogating from the generality of that stated above:

30.1.1

The Licensee shall not inform the public of the possibility of receiving Broadcasts, including channels or packages, before an application for approval of the Broadcasts has been submitted to the Council.  The Chair is entitled to determine, with regard to particular Broadcasts or types of Broadcasts, that said notice to the public shall not be given until after their approval by the Council.

37

30.1.2

The Licensee shall not give the public details regarding Broadcasts about which, at the time of advertising, it has not informed the Council or received its approval, as the case may be, including details relating to the composition of packages and channels that are to be offered to subscribers.

30.2

Should the Licensee offer Broadcasts to subscribers without charge, in respect of which it intends in the future to collect payment, the Licensee shall make this clear to subscribers in a manner to be approved in advance by the Council, as of the date they are offered to subscribers.

30.3	The Licensee shall produce for the Council a full copy of all Advertising mailed to subscribers or publicized to the general public relating to its Broadcasts and the selection options it offers.

Chapter 5: Transmitting the Broadcasts of a Special
Licensee for Cable Broadcasts

31.	Definitions

In this chapter –

“User” - a Special Licensee for Cable Broadcasts;

“Subscriber’s Details” - the Subscriber’s name, address, telephone number and Subscriber identification number, the date the Subscriber requested the User’s broadcasts, or requested to be disconnected.

32.	The obligation to transmit and terms of engagement with the User

32.1

The Licensee shall transmit the User’s Broadcasts to its Subscribers by means of its Network and Broadcasting Center, subject to the provisions of this chapter, providing that the capacity intended for Broadcasts that is available to the Licensee shall be no less than five sixths; however the Licensee shall not be obliged to transmit the Broadcasts of a User that is not an Assigned Transmission Channel via its Broadcasts using the analogue method unless they were transmitted using the analogue method prior to the granting of the License.

32.2

The Licensee shall transmit the User’s Broadcasts under conditions that are fair and equal to the conditions under which the Licensee’s Own Channels are transmitted, and shall not discriminate against the User in any matter relating to transmission of the Broadcasts; without derogating from that stated above and from that stated in section 32.1 above, and unless it is required by the circumstances or the provisions of the License, the Licensee shall not make any stipulations for transmitting the User’s Broadcasts, including the following conditions, in whole or in part:

		32.2.1	The existence of an additional engagement between the User and the Licensee;

		32.2.2	Receiving any right or holding in the User, direct or indirect;

		32.2.3	Affording exclusive rights to the Licensee or prohibiting the User from making an engagement with another, or an undertaking on the part of the User to restrict itself when engaging with another;

32.2.4

Imposing any restrictions on the independence of the User with regard to producing its Broadcasts, editing considerations, determining the contents and scheduling of Broadcasts, and managing the User’s business in a manner that restricts or affects the User’s professional considerations;

39

32.2.5

Affording the Licensee the right to intervene in the price for Subscribers to the User’s Broadcasts, unless it has been agreed between them that the User’s Broadcasts shall be offered in an inclusive Package of Broadcasts that are not exclusively those of the User or of other users.

32.3

In return for transmitting the User’s Broadcasts, the Licensee shall be entitled to ask a reasonable price of the User as agreed between the parties, and in the absence of agreement between them with regard to the price, said price shall be determined as stated in Article 6xxxiv (b) of the Law.

32.4

The Licensee shall be obliged to start transmitting the User’s Broadcasts on the date instructed by the Council and in accordance with the provisions of the Minister under Article 6xxxiv (b) of the Law, even if the price for transmitting the User’s Broadcasts has not been agreed, and before the price is determined by the Minister, providing that the User has provided securities as determined for this purpose.

33.	Allocation of Access Numbers

33.1

The Licensee shall allocate an Access Number to the User that shall be in a position fitting and appropriate to its Broadcasts in accordance with their characteristics, as far as possible in coordination with the User and without discriminating against it by comparison with other Broadcasts of that type.  Should the Council find that the Access Number which the Licensee wants to give to the User’s Broadcasts do not meet the provisions of this section, the Council shall be entitled, after the Licensee has been given the opportunity to voice its arguments, to instruct it as necessary to uphold the provisions of the section.

33.2

Notwithstanding that stated in section 33.1 above, the Council may determine the Access Number to be allocated by the Licensee to the Broadcasts of a User that is an Assigned Transmission Channel, after the Licensee has been given the opportunity to voice its arguments in the matter.

33.3

The Licensee shall not restrict ease of access by Subscribers to the User’s Broadcasts, and shall offer it on the same terms as access to its Own Channels, unless restriction of access is required under any law or in accordance with the provisions of the Council.

	33.4	Should the Licensee wished to remove a channel to free the capacity required in order to transmit the User’s Broadcasts, it shall act in accordance with the provisions of section 24 above.

34.	Information and publicity

34.1

In all publications of transmission schedules or information with regard to transmission schedules given out to the other media, and in all publicity or contact with the public which includes similar information with regard to its Own Channels, or a significant part thereof, the Licensee shall include information of the same type, insofar as it is supplied by the User, with regard to the Broadcasts offered by the User, in a scope, degree of detail and emphasis that is fair and equal to that given to information regarding the Licensee’s Own Channels. The Licensee shall be entitled to reimbursement of the cost of including information with regard to the User’s Broadcasts as stated in this sub-section, plus a reasonable profit, which shall be included in the cost of transmission as detailed in section 32 above.

34.2

Without derogating from that stated in section 34.1 above, the Licensee shall present the User’s Broadcasts in Broadcasting Guides such as the electronic program guide (EPG), insofar as information about them is supplied by the User, in accordance with the provisions of the law and Council Resolutions including the Council Resolution mentioned in section 27.5 of the License. In respect of presenting the User’s Broadcasts and information about them, the Licensee shall not be entitled to demand payment.

34.3

The Licensee shall broadcast cross-promotions for the User’s Broadcasts, in accordance with that stated in the Council’s Rules; to preclude doubt, it is clarified that the provisions of section 53ii(b)(2) of the Communication Rules (Telecommunication and Broadcasts) (Broadcasting Licensee), 5748 – 1987[12] shall apply, with the necessary changes, to the broadcasting of cross-promotions for the User’s Broadcasts in accordance with this section of the License. The Licensee shall be entitled to require the User, as a condition for broadcasting its cross-promotions, to broadcast cross-promotions for the Licensee’s Broadcasts on a reciprocal basis, among other things taking into account the ratio between the rate of viewing of the User’s Broadcasts and the rate of viewing of the Licensee’s Broadcasts during which the promotional clip is broadcast.

35.	Transmission of Broadcasts

35.1

The Licensee is responsible for implementation of all the actions required in order to receive the User’s Broadcasts and transmit them to Subscribers, including implementation of the requirements detailed in Appendix I1 and Appendix I4 of the License, providing that the User meets the standards and the technical requirements determined in its License in everything relating to transmitting its Broadcasts to the Licensee and adapting them to the Licensee’s systems.

[12] Compendium of Regulations 5748, p. 138; 5758, p. 390.

	35.2	The Licensee shall cooperate with the User, and shall provide it with all the information reasonably required for proper and regular broadcasting to Subscribers of the User’s Broadcasts.

35.3

The Licensee shall transmit the User’s Broadcasts to Subscribers in full, in real-time, as received at the Broadcasting Center (as is), without any cutting, editing or intervention in the content of the Broadcasts, and at a quality identical to the quality at which they are received at the Broadcasting Center; the Licensee shall not be responsible for the content of the User’s Broadcasts.

35.4

The Licensee shall provide the User with technical service on equal terms to the service provided to the Licensee’s Own Channels, including control of the quality of the Broadcasts distributed to Subscribers, dealing with malfunctions and complaints by Subscribers about the quality of the Broadcasts, dealing with “upstream” from End Equipment in the Subscribers’ grounds to the Broadcasting Center, and so forth; provision of the technical service shall be included in the price of transmission of the Broadcasts as stated in section 32.3 above.

36.	Requesting the User’s Broadcasts transmitted in the framework of the Added Broadcasts and their integration in groups

36.1

The Licensee shall be obliged to link up the User’s Subscribers in accordance with lists that it receives from the User, within a reasonable time from the date this list is produced and no longer than three working days.

36.2

The Licensee shall not prevent the User from offering its Broadcasts to Subscribers in a Package together with other channels of the same User, or other users, in addition to offering them to Subscribers as an individual channel (“a la carte”), all in accordance with the conditions of the User’s license, provided that in addition to offering the User’s Broadcasts as an individual channel, the Licensee’s Basic Broadcasts are also supplied to the Subscriber.

37.	General

37.1

The Licensee shall report to the Council and to the Minister on any agreement with the User with regard to transmitting its Broadcasts, and any change that is made to said agreement, within five days of the date of the agreement or change.

37.2	The Licensee shall provide the Council and the Minister, on request, with any information or document relating to transmitting the User’s Broadcasts.

37.3

The Council and the Director, in matters under his authority, shall be entitled to give the Licensee, from time to time, general or particular instruction in all matters relating to transmitting the User’s Broadcasts or the terms of its engagement with the Licensee.

Chapter 6: The Licensee’s engagement with MAPA
and with the Broadcasting Center Licensee

38.	The engagement agreement with MAPA

38.1

At all times during the License Period the Licensee shall be bound by agreement with MAPA for the purpose of transmitting its broadcasts on the Network in accordance with the requirements of this License (hereinafter: the “Network Agreement”). The Licensee shall ensure that the Network Agreement enables the supply and distribution of its Broadcasts to take place at all times in accordance with the provisions of this License, including any change thereto, and in accordance with the provisions of the law and Council Resolutions.

38.2

Without derogating from that stated above, the Licensee shall produce for the Council and the Director a copy of the Network Agreement within 30 days of the date of granting the License.  Should the Network Agreement be changed, the Licensee shall produce for the Council and the Director a copy of the updated agreement, immediately after the change is made.

38.3

It is clarified that there is nothing in the engagement with MAPA and the Network Agreement to derogate from the obligations of the Licensee and its responsibility for implementation of the License, the law and the Council Resolutions.

39.	The engagement agreement with the Broadcasting Center Licensee

39.1

Should the Licensee not have a broadcasting center license, it shall be bound at all times during the License Period by an agreement with a holder of said license to enable the Licensee’s Broadcasts to take place at all times, and their supply and distribution by means of its Broadcasting Center, in accordance with the provisions of this License.

	39.2	The provisions of sections 38.1 through 38.3 above, with the necessary changes, shall apply to the engagement agreement with the Broadcasting Center Licensee.

Chapter 7: Services to Subscribers

40.	Engagement with Subscribers

	40.1	The Subscription Agreement and its approval

		40.1.1	The Licensee shall not engage with a Subscriber other than by a written Subscription Agreement that has been approved in accordance with this chapter.

40.1.2

The Licensee shall present the Subscription Agreement for approval by the Council, with the text and in the format that it intends to offer to Subscribers, no later than three months before the date it intends to engage with Subscribers.

		40.1.3	The Subscription Agreement is subject to the provisions of the License as they shall be from time to time, the provisions of the law and the Council Resolutions.

40.1.4

The Subscription Agreement shall be printed and drawn up in a manner that is convenient and easy to read, emphasizing each condition or qualification of the Licensee’s obligation towards the Subscriber; a copy of the Licensee’s price list that is valid at that time shall be attached to the agreement as an appendix.

40.1.5

The Council is entitled to approve the text of the Subscription Agreement, wholly or in part, or to make its approval conditional on changes that the Licensee is required to make in the text or format of the agreement, within a period of time to be determined by the Council.

40.1.6

The Licensee shall request the approval of the Court of Uniform Contracts for the text of the agreement as approved by the Council within 30 days of the date of said approval, and shall act in accordance with the provisions of the Court; until the decision of the Court, the Licensee shall engage with Subscribers in accordance with the text approved by the Council, with the addition of a condition by which changes instructed by the Court shall apply to those agreements drawn up before said decision; the Council is entitled to exempt the Licensee from the provisions of this section for a particular agreement, for a type of agreement as it determines, or for amendments to said agreements.

		40.1.7	Any change in the Subscription Agreement requires the advance approval of the Council, and all the provisions of this section, with the necessary changes, shall apply thereto.

40.1.8

The Council is entitled to require the Licensee at any time to change the text and format of the Subscription Agreement, after giving it the opportunity to voice its arguments, and the Licensee shall draw up the changes required within the period of time determined by the Council.

45

40.1.9

On changing the Subscription Agreement as stated in this section, and no later than the date determined by the Council in its resolution, if determined, the Licensee shall inform its Subscribers in writing with regard to said change.

40.1.10

Approval given by the Council with regard to a Subscription Agreement prior to granting this License shall remain valid subject to the provisions of this section, other than sections 40.1.2 and 40.1.5 above.

40.2	Engagement with a Subscriber

	40.2.1	The Subscription Agreement shall express in full the engagement between the Licensee and its Subscribers, subject to the provisions of the law and the License.

40.2.2

The Subscription Agreement may contain a condition whereby the Licensee is entitled from time to time to offer the Subscriber Broadcasts and Tariffs that are different from that stated in the agreement, subject to the provisions of the law and the License, whether for a period of time or in general, in writing or in another manner as detailed in the Subscription Agreement.

40.2.3

The Licensee shall give the Subscriber a full copy of the Subscription Agreement with all its appendices, including the price list existing at that time, immediately after it is signed by the Subscriber.

	40.2.4	The Licensee shall give the Subscriber an up-to-date price list at his request, at any time.

40.3	Prohibition against stipulation

	40.3.1	The Licensee shall not make supply of its Broadcasts to the Subscriber conditional on any unreasonable, discriminatory or unfair conditions, and without derogating from the generality of that stated:

		40.3.1.1	Shall not make linking up the applicant conditional on linking up other applicants;

40.3.1.2

Shall not require a Subscriber, directly or indirectly, to engage with it in a Subscription Agreement for a minimum period of time; to remove any doubt, there is nothing in this instruction to derogate from the provisions of section 45 below.

			40.3.1.3	Shall not require a Subscriber to receive from the Licensee or from another, services that are not the subject of this License;

			40.3.1.4	Shall not require a Subscriber to receive from the Licensee or from another End Equipment or other equipment;

			40.3.1.5	Shall not require a Subscriber to receive from the Licensee or from another, maintenance services for the End Equipment in his possession;

In this section, “Subscriber” - including anyone applying to be a Subscriber of the Licensee.

		40.3.2	The Licensee shall not supply Broadcasts that the Subscriber has not asked to receive, for payment or without charge, unless this has been approved by the Council.

		40.3.3	The Licensee shall offer all of its services to everyone, without discrimination, whether they receive service from another Licensee or whether they do not receive said service.

40.3.4

The Licensee shall not make provision of Broadcasts conditional, directly or indirectly, on the acquisition or receipt of another service provided by it or by another, or on not receiving a service provided by another, unless it has been permitted to do so by the Council, conditionally or unconditionally.

For the purpose of this section, the Council is entitled to see as “indirect stipulation”, among other things, provision of service as a result of another making provision of its services conditional on not receiving service from another, or as a result of another making it difficult to receive service.

41.	The level of service to Subscribers

	41.1	The obligation to provide the service and prohibition against discrimination between Subscribers

41.1.1

The Licensee shall make available to Subscribers in the entire Area all the Broadcasts detailed in Appendix D of the License, and shall provide its Broadcasts and Broadcasting Services every day of the year, during periods of calm and during states of emergency, on regular days and on festivals and holidays, other than on the Day of Atonement, all in accordance with the law and the Council Resolutions, and the technical requirements, standards, quality requirements, availability and other obligations of the Licensee under the License.

47

41.1.2

The Licensee shall supply its Broadcasts and Broadcasting Services under equal and non-discriminatory conditions and at non-discriminatory Tariffs, regardless of the location of the Subscriber or the specific cost involved in providing the Broadcasts and Broadcasting Services to each Subscriber, however it is possible to offer different Tariffs and conditions according to types of Subscriber, subject to the approval of the Council and the Director together; in this section - “type of Subscriber” - a group of Subscribers with characteristics making it possible to distinguish it from other groups of Subscribers, and for which it is reasonable to apply different conditions.  Without derogating from that stated above, a Subscription Agreement used by the Licensee for exclusive engagement with a group of Subscribers is subject to the provisions of section 40 above, with the necessary changes.

41.2	Installation in the Subscriber’s grounds

41.2.1

The End Equipment and sockets shall be installed in the Subscriber’s grounds at his request, subject to any law; the Licensee shall enable the Subscriber to install End Equipment in the Subscriber’s possession by himself or by another, providing that the End Equipment is of an approved type.  Should the End Equipment be installed by another, the Licensee shall not be responsible for any damage caused as a result of its installation.

41.2.2

The End Equipment to be installed in each socket in the Subscriber’s grounds shall enable reception of an Analogue or Digital Broadcast, at the Subscriber’s choice, providing that Analogue Broadcasts are offered to Subscribers. Should a Subscriber ask to receive Pay Per Use Broadcasts, End Equipment shall be installed to enable this.

41.2.3

If there is a Central Mast in the Subscriber’s grounds, the Mast shall not be damaged nor shall any action be taken that is liable to prevent or restrict reconnecting the Subscriber to the Central Mast; in this section, “Central Mast” – as defined in the Local Authorities Law (Masts for Television and Radio Antennas), 5736 – 1975[13].

41.2.4

The connection points for the End Equipment in the Subscriber’s grounds shall be installed in the location requested by the Subscriber; installation in a particular place in the Subscriber’s grounds shall not be conditional on additional payment other than with the Director’s approval.

[13] Code of Laws 5736, p. 14; 5746, p. 237.

48

41.2.5

Should the Subscriber be supplied with digital End Equipment which, in order to serve for selecting and ordering Broadcasts, requires connection to an active telephone line, the Licensee shall bear the cost of the call units for  providing service under this section, and shall take steps to ensure that said connection to the telephone line does not affect any other service for which it is used.

41.2.6

Should the Subscriber request Digital Broadcasts, the Licensee shall enable the Subscriber to choose his own secret code, which can be changed, to enable him to block and unblock Broadcasts so as to control viewing in the Subscriber’s grounds.

41.2.7

Without derogating from other provisions in the License and its appendixes, immediately on completion of installing the End Equipment the Licensee shall test the visual and audio signals, in the presence of the Subscriber and to his satisfaction.

41.2.8

Installation of the End Equipment and sockets in the grounds of a Networked Subscriber shall be completed in such a way as to enable reception of all the Licensee’s Broadcasts, within 14 days of the dates the Broadcasts are requested.  The connection of those who are not Networked Subscribers shall be carried out in accordance with the provisions of the license of MAPA.

In this section, “Networked Subscriber” - a person who has requested to subscribe to the Licensee and whose grounds are within the Network area, including an area of communal property as defined in the Lands Law, 5729 – 1969[14].

41.2.9

Working hours for installation, transfer, cessation and renewal of Broadcasts are on working days at least between the hours of 08:00 – 19:00, and on Fridays and the eve of holidays at least between the hours of 08:00 – 14:00. The Licensee, or anyone acting on its behalf, shall coordinate the date of the visit to the Subscriber’s grounds in advance with the Subscriber, providing that he shall not be required to wait for the Licensee’s representative for more than three hours on the date agreed with him in advance.

41.2.10	The installation procedures by which the Licensee shall operate are detailed in Appendix I3 to the License.

[14] Code of Laws 5729, p. 259; 5757, p. 216.

49

41.3	Ordering and canceling Broadcasts

	41.3.1	The Licensee shall enable the Subscriber, from time to time, to choose or to cancel Added Broadcasts.

41.3.2

Should the Subscriber request the cancellation of any Added Broadcast, other than Pay Per Use Broadcasts, the Licensee shall cease supplying him with the Broadcast and charging him in respect of it within two working days of the date of the request or the date given by the Subscriber in his request, whichever is the later; however the Licensee is entitled to determine in the Subscription Agreement that the Subscriber shall be charged for a period of up to 30 days from the date a particular Added Broadcast is ordered, even if the Subscriber cancels the Broadcast prior to that time; to remove any doubt, it is clarified that at the end of said period the Subscriber shall be entitled to cancel the Broadcast at any time.

41.3.3

Should the Licensee, subject to the provisions of the License, cancel any Added Broadcast which the Subscriber has received up to that date, the Licensee shall inform him of this at least 15 days before cancellation and shall cease to charge him for the canceled Broadcast as of the date of cancellation.

41.3.4

Should the Licensee, subject to the provisions of the License, change any Added Broadcast which the Subscriber has received up to that date, the Licensee shall inform him of this at least 15 days before the change and should the Subscriber so request, the Licensee shall cease providing the altered Broadcast within two working days of the date of the request and cease charging the Subscriber for the canceled Broadcast as of the date the Broadcast ceases to be provided, notwithstanding that stated in section 41.3.2 above.

41.3.5

The Licensee shall enable the Subscriber to cancel Pay Per Use Broadcasts.  With regard to cancellation of PPV Broadcasts, the Licensee shall enable the Subscriber to cancel said Broadcasts in accordance with that stated in Appendix E to the License or any Council Resolution that may supplement or amend that stated in Appendix E; in the event of ordering said Broadcasts by means of a telephone call to the subscriber service center, the Licensee may determine in the Subscription Agreement a deadline for cancellation of the Broadcast, but no earlier than 30 minutes before the starting time of the Broadcast that has been ordered.

41.3.6

At the Subscriber’s request, the Licensee shall block the possibility of access to Broadcasts noted by the Subscriber in his request within 24 hours of the date of the request or on the date given by the Subscriber in his request, whichever is the later, and shall remove said blocking at the Subscriber’s request.

50

41.4	Service centers and handling calls from Subscribers

41.4.1

The Licensee shall maintain and operate a subscriber service center and handle calls from Subscribers and people requesting to subscribe; the Licensee shall make public and inform its Subscribers, including by means of a broadcast announcement, the address and telephone and fax numbers of the service centers and ways of contacting the center; said broadcast announcement shall be publicized at a frequency and in the broadcast frameworks approved by the Council; the Licensee shall report to the Council and the Director regarding the address and telephone and fax numbers of the service center, and shall report immediately any change in said details; calls to the center shall be in the form of a 1-800 number.

41.4.2

The service center shall handle calls from the Licensee’s Subscribers and those wishing to subscribe to the Licensee, including with regard to the following matters: requests to connect to Broadcasts, requests to disconnect or to cease Broadcasts, changes of Package, ordering Pay Per Use Broadcasts; information on Broadcasts and Tariffs, handling Subscriber accounts and details of financial charges to the Subscriber, complaints with regard to the nature of service or any other matters; the centers shall operate every day of the week, other than the Day of Atonement, 24 hours a day; in the matter of subscriber complaints about malfunctions, the provisions of section 41.6 shall apply.

	41.4.3	The level of service of the service center shall be no less than that detailed below:

		41.4.3.1	At least 70% of calls requesting human response during peak periods shall receive human response, with the remainder receiving a computerized voice response.

		41.4.3.2	At least 90% of calls answered by computerized voice response shall be dealt with the same day, and the remainder on the following day.

		41.4.3.3	Average waiting time for a human response shall be no more than 30 seconds.

		41.4.3.4	Maximum waiting time for a human response shall be no more than 90 seconds.

		41.4.3.5	Every caller shall be given a serial call number or other means of identification as a reference for further handling and supervision of the call.

51

41.4.3.6

The team of operators shall include people who are well-versed in the main languages used by Subscribers.  Said obligations of the Licensee shall apply no later than three months from the date of receiving the License.

41.4.4

The Licensee shall maintain and operate service centers for Subscribers and those wishing to become Subscribers with public reception hours (“Service Offices”), which will handle requests by Subscribers or those wishing to become Subscribers of the Licensee, as stated in section 41.4.2 above and in section 41.6.1 below, with regard to additional matters including: exchanging equipment, return of equipment, payment of accounts in cash etc; the Service Offices shall receive the public on Sundays through Thursdays at least between 08:00 – 18:00 and on Fridays, the eve of holidays and the intermediate days of festivals at least between 08:00 – 14:00.

41.4.5	The Service Offices shall be located, at least, in the following towns: Katzrin, Bat Yam, Safed, Holon, Kiryat Shemona, Tiberias.

41.4.6

The Service Offices shall have access to all information about Subscribers and any other information required in order to respond to every inquiry with regard to the matters detailed in section 41.4.2 above and section 41.6.1 below; the Service Offices shall be linked via a data network to the subscriber service center system, to enable continuity of service in the event of a malfunction in the Service Offices or at the service center.

41.4.7

Notwithstanding that stated above, the Licensee may change the scope or distribution of the Service Offices, providing that in the Sub-Area where the change is made, the Licensee maintains the services that were given by the Service Office even after the change to at least the same standard of service, availability and access, and without payment, by means of service representatives coming to the Subscriber’s grounds and by offering the possibility of paying accounts through the postal bank.  In this section, “Sub-Area” - as detailed in Appendix A of the License.

41.4.8

The Licensee shall maintain a computerized system for supervising the standard of service to Subscribers, documenting all Subscriber calls to the service center, whether by telephone, in writing or by visiting a Service Office; the system shall supply information with regard to the type of service received by the Subscriber, the date of his call, the type of malfunctions reported and their dates, the date of dealing with the problem etc; the Licensee shall ensure that documents relating to Subscribers - signed Subscription Agreements, work orders to link up Subscribers to Broadcasts, correspondence with Subscribers, forms for change of equipment, etc - are available to all service centers.

52

41.4.9

The Licensee shall maintain an exact record of Subscriber complaints; this record shall include at least the following details: the date and time of the complaint, the name of the complainant, the type of complaint (content of Broadcasts, technical malfunction etc), the content of the complaint, the way in which the complaint is handled, results and the date of responding to the Subscriber; the record shall be kept by the Licensee for a period of eight years; for this purpose, “record” - can be by means of recorded telephone conversations where it is possible retroactively to identify the recordings by Subscriber identification or date of notification. The Licensee shall clarify all complaints made to it, other than those that are made anonymously or which relate to transmission Broadcasts over three months prior to the date of the complaint, and shall respond to the complainant in writing within 14 days; 90% of calls shall be solved directly by the service representatives.

41.4.10	The Licensee shall appoint from among its employees a person to be responsible for calls from the public (in this section - the “Supervisor”), whose responsibilities shall be as follows:

41.4.10.1

To clarify calls and complaints addressed to him by Subscribers, or transferred to him after they have not received a fitting response from the service center - with regard to the services of the Licensee and invoices submitted to the Subscriber by the Licensee - and to take a decision in these cases;

	41.4.10.2	To receive complaints from any person in connection with the License, to clarify them and to decide in these cases.

41.4.11

It is clarified that contacting the Supervisor in accordance with section 41.4.10 above does not prevent the Subscriber from bringing the matter, from the beginning and at any time, before a qualified court.

41.4.12	The Licensee shall give the Supervisor any assistance required to help him carry out his job.

41.4.13

The Licensee shall bring to the notice of its Subscribers the possibility of submitting a complaint to the Supervisor, including details of the Supervisor’s authority and ways of contacting him, including by mail, fax and e-mail; said details in this section shall be included, among other things, in the Subscription Agreement and in the invoices or documents sent to the Subscriber, including mailings, and including at least once a month in its Broadcasts during peak viewing periods on each channel containing promotional clips.

53

41.4.14

The Licensee shall inform its Subscribers, including by means of a broadcast announcement and in a section of the Subscription Agreement, that they are entitled to address to the Council any complaint with regard to its Broadcasts which have not been dealt with to their satisfaction by the Licensee; without derogating from that stated above, the Licensee shall broadcast, at the Council’s request, announcements informing Subscribers of their rights or any other relevant information relating, in the Council’s opinion, to the Licensee’s Broadcasts, all at the time, in the format and in the broadcasting frameworks determined by the Council in its request, after considering the degree of exposure of said information by other means, including by means of mailing or the Licensee’s Internet site.  Complaints on matters that are under the authority of the Minister or the Director shall be handed over by the Council for their attention.

41.4.15

The Licensee shall take all steps required by the Council, or by the Director in matters that are under its authority, to amend shortcomings that have emerged as a result of clarification of complaints, and if so required, the Licensee shall announce the results of the complaints on the date and in the manner set out in the requirement.

41.5	Broadcasting System and End Equipment - supply, services and maintenance

41.5.1

Without derogating from the provisions of section 41.1.2 above, the Licensee shall be responsible for providing a uniform level of service throughout the Area, including with regard to the Subscriber’s waiting period for installation or moving of End Equipment and sockets, without diminishing the provisions of section 41.2.8 above, and including with regard to maintenance services and repairs.  Without derogating from that stated above, when installing End Equipment the Licensee shall treat all Subscribers equally and shall not discriminate between them.

41.5.2

The Licensee is responsible for maintenance of the End Equipment throughout the License Period, in such a way as to ensure that the Licensee meets the requirements of this License. The Licensee is not responsible for maintenance of the Domestic Equipment, but shall circulate among its Subscribers detailed provisions with regard to the steps to be taken by the Subscriber in order to identify an operating malfunction in the Domestic Equipment.

54

41.5.3	The Licensee may supply the Subscriber with End Equipment in one of the following ways:

41.5.3.1

By loan to the Subscriber – that is, giving the Subscriber the right to hold and use the End Equipment, without transferring ownership therein, and without payment; for this purpose, a deposit shall not be considered to be payment.

	41.5.3.2	By rental to the Subscriber – that is, giving the Subscriber the right to hold and use the End Equipment, without transferring ownership therein, against a monthly payment as detailed in Chapter 8.

41.5.4	The Licensee may not charge its Subscribers with payment for providing the maintenance and repairs services necessary for the supply of Broadcasts to its Subscribers.

41.5.5

Should the Subscriber make use of End Equipment not supplied by the Licensee or someone working on its behalf, the Licensee is not obliged to maintain this End Equipment unless this is agreed between the Licensee and the Subscriber.

41.5.6

The Licensee shall keep an appropriate stock and maintain an appropriate supply of End Equipment, spare parts and accessories for End Equipment of all models supplied to Subscribers by the Licensee or anyone working on its behalf, for Subscribers or others giving maintenance service for End Equipment installed in the Subscriber’s grounds.

41.5.7

Without derogating from the other provisions of this section, with regard to End Equipment loaned by the Licensee, in the Subscription Agreement the Licensee may require Subscribers to take great care of the End Equipment and to use it in accordance with the User and Operating Guide; to return the End Equipment in good working order, subject to reasonable wear and tear, or enable the Licensee to remove it, at the Subscriber’s choice, immediately on disconnection or cessation of Broadcasts; to inform the Licensee immediately the Subscriber becomes aware of any loss or damage to the End Equipment; to avoid handling the End Equipment, or repairing it, or permitting another to do so, other than in accordance with explicit instructions from the Licensee.

41.5.8

The Licensee may not charge the Subscriber in respect of damage caused to the End Equipment loaned to him, other than loss or damage caused by one of the following: use that is not in accordance with the User and Operating Guide, breakage, damage from fire or moisture, actions or omissions of the Subscriber or anyone on his behalf or with his permission in circumstances of malicious damage or severe negligence.  The Licensee will give the Council a copy of the User and Operating Guide and any updates thereto when distributed to Subscribers.

55

41.5.9

Subject to any law, the Licensee may offer its Subscribers additional services for payment with regard to the End Equipment, such as insurance against breakage, fire or moisture, or maintenance services for the Subscriber’s End Equipment installed by the Subscriber or by another.

	41.5.10	In all matters relating to maintenance of End Equipment in the Subscriber’s home, the Licensee shall also act as stated in Appendix I5 of the License.

41.6	Repair of malfunctions

41.6.1

The Licensee shall operate a center for dealing with telephone or other calls from Subscribers with regard to malfunctions relating to its Broadcasts and providing Subscribers with technical support, including with regard to operating End Equipment and its various applications (in this section - “Technical Service Center”); the Technical Service Center shall be staffed by a team of skilled and professional employees with the necessary skills to provide Subscribers with technical support at all times of the day and on all days of the year, with the exception of the Day of Atonement; contacting the Center shall be by means of a 1-800 number; the level of service at the Technical Service Center shall be no less than that detailed in section 41.4.3 above.

41.6.2

The Licensee shall inform its Subscribers, including by means of a broadcast announcement, about the Technical Service Center that is available to them and ways of contacting it, including the address, telephone and fax numbers of the Center; said notification shall be published at a frequency and in a broadcast framework as approved by the Council.

41.6.3

The technicians of the technical and installation service shall have a background, experience and training that is of both a high service standard and a high technical standard; the technicians shall be equipped as required to provide rapid, courteous and efficient service to Subscribers.

41.6.4

The Licensee is responsible for maintaining a stock of parts sufficient to meet the requirements in terms of malfunction repair time.  In order to carry out control as stated in section 41.5.6, a list of inventory shall be given to the Director on request.

41.6.5

The Licensee is responsible for repairing any malfunction with regard to which notice has been given to the Technical Service Centers, or which has been discovered in any other way, within the response times detailed in Appendix I6 of the License.

56

41.6.6

In the event of complaints regarding a malfunction, the Technical Service Center shall try to solve the problem by providing telephone or on-line guidance to the Subscriber; if a malfunction has been identified or notified for which repair requires a visit to the Subscriber’s grounds, the Subscriber shall be offered a number of alternate dates; the repair date shall be coordinated in advance with the Subscriber, providing that the Subscriber is not required to wait more than three hours on the dates agreed with him in advance for the Licensee’s representative to arrive.

41.6.7

Working hours for repair of malfunctions in the Subscriber’s grounds are on working days, at least between the hours of 08:00 – 19:00, and on Fridays and the eve of holidays, at least between the hours of 08:00 – 14:00.  At the Subscriber’s request, a technician will come to repair a domestic malfunction even up to 22:00.

41.6.8

Notwithstanding that stated in section 41.5.4 above, the Licensee is entitled to charge its Subscribers payment for an unnecessary visit. For this purpose, “unnecessary visit” - any of the following: a visit by representative of the Licensee following the Subscriber’s notification of a malfunction that does not exist, a malfunction originating in equipment that the Licensee is not required to maintain, damage in the circumstances listed in section 41.5.8, or in the event that the Subscriber or his representative are absent from the Subscriber’s grounds despite prior coordination; however, a Subscriber shall not be charged for an unnecessary visit occurring less than six months from the date he is first connected to the Licensee’s Broadcasts or to the Digital Broadcasts, as relevant.

41.6.9

Should a representative of the Licensee not show up at the Subscriber’s grounds despite prior coordination, the Subscriber shall be entitled to compensation at a rate identical to the cost given in the price list for an unnecessary visit.

41.6.10

The Licensee shall keep an exact record of malfunctions it discovers, or with regard to which a complaint is made; this record shall include at least the following details: the date the malfunction is discovered or the date a complaint is received, the type and nature of the malfunction, the way the malfunction is dealt with, results and date of completion of repair; the record shall be kept by the Licensee for a period of eight years.

	41.6.11	In all matters relating to the repair of malfunctions, the Licensee shall act as stated in the procedure set forth in Appendix I6 of the License.

41.7	Protecting the Subscriber’s privacy

41.7.1

In this section, “the Subscriber’s personal information” - information that may contain, among other things, details of the name and address of the Subscriber, details of his bank account or credit card, data on his consumption of Broadcasts and Broadcasting Services and other details derived from the Broadcasts and Broadcasting Services he consumed.

	41.7.2	It is hereby stated that the Subscriber’s personal information is information protected under the Privacy Protection Law 1981[15] and the Licensee shall treat it accordingly.

41.7.3

Information on the total consumption of Broadcasts by all Subscribers or by a non-specific part of them, from which it is not possible to extract details relating to a particular Subscriber or particular part of the Subscribers, shall not be considered to be the Subscriber’s personal information.

41.7.4

Without derogating from that stated and from the provisions of any law, the Licensee may not make any use of the Subscriber’s personal information, or transfer it to another, including to MAPA, without having received the Subscriber’s explicit agreement, in writing and with his signature, in an appendix to the Subscription Agreement drawn up as a separate form, other than to the extent its use is essential for the provision of Broadcasts and Broadcasting Services or for collecting payments due in respect of them, and providing that the other has undertaken to maintain the privacy of the Subscribers under any law and to make use of the information solely for the purpose for which it has been given.

	41.7.5	The Licensee shall inform the Subscriber in said appendix, in a clear and detailed manner, of the following:

41.7.5.1

The nature of the Subscriber’s personal information that has been collected and shall be collected in future by the Licensee with regard to the Subscriber, and the use that the Licensee may make of the information; “use” - including giving to another.

		41.7.5.2	The manner, frequency and purposes for which the information may be given, with his agreement, to others, and the types of people and entities which may receive the information.

[15] Code of Laws 1011, 5741, p. 128.

	41.7.5.3	The period of time for which the information will be kept by the Licensee.

	41.7.5.4	The dates and means by which the Subscriber shall have access to the personal information held by the Licensee.

41.7.5.5

The restrictions applying to the Licensee under any law and by virtue of the License, including this appendix, with regard to collection of the information and to handing it over to others, as well as steps and remedies available to the Subscriber to ensure enforcement of said restrictions.

41.7.6

The Licensee shall apply to the Subscriber to obtain his agreement for use of the information, and in such a manner as shall enable the Subscriber to positively determine which actions he permits, to whom he agrees that it may be transferred and for what purposes; the document applying to Subscribers shall be brought to the Council for its approval.

41.7.7

The Licensee may, with the approval of the Council, give notice that a Subscriber’s refusal to approve certain actions with regard to information that it requires in order to provide the services and Broadcasts in accordance with the Subscription Agreement will prevent engagement with him in a Subscription Agreement.

41.7.8

The Licensee may obtain the Subscriber’s agreement for the transfer of his personal information for a particular case which has not been regulated in an authorization document as stated in section 41.7.6 above, including by means of the End Equipment, if it is in a position to show at all times that authorization has been given by the Subscriber himself for the action for which it is requested.

41.7.9

If a Subscriber has given notice of his consent to any use of his personal information, he is entitled at any time prior to such use being made to inform the Licensee of cancellation of his consent, and the Licensee shall refrain from making said use of the information or continued use thereof. In such a case, the provisions of section [ _ ] above may apply, with the necessary changes.

41.7.10

The Licensee shall not make use of the Broadcasting System and End Equipment to collect the Subscriber’s personal information, other than to the extent that this is required in order to carry out the Broadcasts under the License or to identify or prevent fraud in connection therewith.

	41.7.11	The Licensee shall not publicize or reveal any information from which the personal information of a particular Subscriber can be learned.

41.7.12

Without derogating from the Licensee’s responsibility to uphold the provisions of this section, the Licensee shall set out provisions in its engagement with its employees, contractors, agents and representatives, including channel producers, imposing on them that stated with regard to the Licensee in this section.

41.7.13

Without derogating from that stated, the Licensee shall maintain organizational and technical arrangements to protect the data in its possession, whether in computer form or otherwise, from loss, damage or exposure to those who have not been so permitted by the Subscriber and by law.

41.7.14

The Licensee shall determine reasonable dates and places where the Subscriber can view his personal information kept by the Licensee, without payment; the Subscriber shall be given reasonable opportunity to request that the Licensee amend details of said personal information, if the Licensee has incorrect personal information.

41.7.15

At the Subscriber’s request, the Licensee shall destroy all copies of the Subscriber’s personal information if this information is not needed in order to provide Broadcasts and Broadcasting Services to the Subscriber, and if there is no pending legal demand to view or keep the information.

41.8	Subscriber accounts and billing

41.8.1

The Licensee shall produce detailed invoices for its Subscribers, at least once a month, on a date close to the date of the monthly charge to Subscribers, and shall enable the Subscriber to object or appeal the charge. The Licensee shall enable the Subscriber to receive an account other than on the regular date; the Licensee may send the bill by means of the End Equipment, providing that if the Subscriber so requests, an additional bill is sent by mail, e-mail or fax, at the Subscriber’s choice and without levying a charge; in any case where the Subscriber has, in a particular month, received services in the form of occasional use, the Licensee shall produce a bill with regard to that month; a Subscriber requesting the cessation of Broadcasts shall receive a final account at the earliest possible opportunity and no later than three months from the date of cessation of Broadcasts.

41.8.2	In the monthly bill, the Licensee shall detail at least the following:

	41.8.2.1	The Broadcasts received by the Subscriber and their cost;

	41.8.2.2	When Pay Per Use Broadcasts have been received by the Subscriber, details of the dates of their Broadcast and their price, and at the Subscriber’s request, also their name;

	41.8.2.3	Additional payments charged to the Subscriber, and their origin.

41.8.3	With regard to Pay-Per-View (PPV) Broadcasts, the following provisions shall apply:

41.8.3.1

The Licensee shall charge Subscribers who have ordered and received PPV Broadcasts once a month, according to the quantity of transmissions broadcast to the Subscriber’s grounds during the month previous to the charge and/or according to the viewing time purchased by the Subscriber during the month previous to the charge.  The Council may, in special cases, permit the Licensee to charge the Subscriber with said payment in the following charge month, if it learns that due to a technical malfunction the Licensee was unable to know at the time of the regular monthly charge about Broadcasts ordered during the month prior to the regular monthly charge date.

	41.8.3.2	Said charge shall be made in the manner in which the Subscriber is charged for the Basic Broadcasts.

41.8.3.3

The Licensee shall produce a bill for the Subscriber at the end of each month detailing charges in respect of PPV Broadcasts ordered in the month just ended, according to the dates of the Broadcasts that have been ordered and the service charge in respect of them; the Licensee shall not detail in the account the names of the transmissions ordered unless the Subscriber has requested that it do so; said monthly account shall be sent as an attachment or in the framework of the account in respect of subscription fees and any other charge legally charged to the Subscriber by the Licensee. The Licensee may send said bill in the manner detailed in this section.

41.8.4

Should the Council find that the form of the bill and the manner in which it is drawn up may mislead the Subscriber or harm the interests of the consumer or of competition, it shall inform the Licensee of the changes that are to be made, after giving it the opportunity to voice its arguments.

		41.8.5	Crediting the Subscriber with financial reimbursement shall be carried out in the next bill due immediately after the right to reimbursement is discovered.

41.8.6

The Licensee may determine the means of payment by which payments will be made, all subject to any law, providing that Subscribers receiving non-specific Analogue Broadcasts are also enabled to pay in cash.

41.8.7

The Licensee shall carry out ongoing control of the correctness of the accounts by means of the customer billing system, and any problem that is discovered through inspection shall be dealt with and corrected immediately.

	41.9	Dealing with complaints of overcharging

41.9.1

Should the Subscriber inform the Licensee that he has been charged in respect of a Broadcast or Broadcasting Service that he has not requested or ordered, the Licensee shall clarify the matter within 14 days of the date of receiving notification from the Subscriber.

		41.9.2	If the Licensee finds no evidence in its records or other evidence for rejecting the Subscriber’s claim, the sum charged shall be reimbursed to the Subscriber immediately.

41.9.3

The Licensee may reinstate the charge to the Subscriber of a sum in dispute that has been reimbursed under section 41.9.2 above, if it finds evidence of the existence of said debt, even after the date stated in section [ _ ] above.

42.	Suspending or limiting service

	42.1	Definitions

		“Disconnection of Service” -	temporary cessation of the Licensee’s services to the Subscriber;

		“Cessation of Service” -	Complete cessation of the Licensee’s services to the Subscriber.

42.2	Terms for Cessation or Disconnection of Broadcasts

	42.2.1	The Licensee may not cease or disconnect Broadcasts to the Subscriber which it has undertaken to supply in accordance with this License, unless one of the following applies:

		42.2.1.1	The Subscriber has asked the Licensee to cease or disconnect its Broadcast and the Licensee has taken steps to identify the applicant to ensure that the request is indeed correct;

42.2.1.2

The Subscriber has not made the payment or payments in respect of Broadcasts received from the Licensee on the date set forth in the Subscription Agreement or on a later date determined by the Licensee;

		42.2.1.3	The Subscriber has breached a condition of the Subscription Agreement that has been determined to be a substantive condition;

		42.2.1.4	The Subscriber has made illegal use or has permitted another to make said use of the Broadcasting System or any part thereof.

42.2.2

The Licensee shall not Cease or Disconnect Service to the Subscriber in the circumstances listed in sections 42.2.1.2 and 42.2.1.3 above without giving written warning to the Subscriber of its intention to Cease or Disconnect the Service and giving the Subscriber a delay of at least 10 working days to pay his bill or amend the action or omission in respect of which the service has been ceased or disconnected.

42.2.3

Disconnection or Cessation at the request of the Subscriber shall be carried out within two working days of the date of receiving the request or on the date given by the Subscriber in his request, whichever is the later.

42.2.4

Notwithstanding that stated above, if the Subscriber is connected only to Analogue Broadcasts with one or more sockets, the Licensee may disconnect or cease the Broadcast within 14 working days of the date this has been requested by the Subscriber, providing the Digital Broadcast is Disconnected or Ceased within two working days as stated.  It is clarified that the Licensee shall cease charging the Subscriber as stated on the date of Disconnection or Cessation or within five working days, whichever is the sooner, and shall cease charging any payment whatsoever to a Subscriber connected to Digital Broadcasts in all sockets in his grounds on the date of Disconnection or Cessation of the Digital Broadcast or within two working days, whichever is the sooner.

63

42.2.5

There is nothing in that stated in sections 42.2.3 and 42.2.4 above to derogate from the provisions of the Director from January 15, 2002 with regard to giving possibility of use, or any provision that shall replace or be added thereto.

42.2.6

In the event of Cessation of Service as stated above, the Licensee may remove the End Equipment, in coordination with the Subscriber and subject to the Subscription Agreement; if the Subscriber so requests, the Licensee shall remove said equipment within 14 days of the date of the Subscriber’s request.

42.2.7

At the Subscriber’s request, the Licensee shall be responsible for reconnecting the Subscriber to the Central Mast if the Subscriber was connected to it prior to connecting to the Licensee’s Broadcasts, unless Disconnection has been carried out as a result of breach of the Subscription Agreement on the part of the Subscriber, and unless the Licensee has proved to the satisfaction of the Director that there is a genuine obstacle to said reconnection.  The Licensee shall not be responsible for the quality of the signal received by the television receiver as a result of faulty performance of the Mast. In this section, “Central Mast” - as defined in the Local Authorities Law (Masts for Television and Radio Antennas) 1975[16].

42.3	Renewal of Broadcasts that have been Disconnected or Ceased

42.3.1

The Licensee shall renew Broadcasts that were provided to a Subscriber and were Ceased or Disconnected in accordance with sections 42.2 above, from the moment the Subscriber requests reconnection of the Service that was Ceased or Disconnected at his request, or from the moment he pays his bill to the Licensee or amends the action or omission in respect of which the service was Ceased or Disconnected and requests renewal of the Service that was Ceased or Disconnected.  The renewal of Broadcasts that were Disconnected shall be carried out within two working days of the date the request is received from the Subscriber, and renewal of Broadcasts that were Ceased shall be carried out within 14 working days of the date the request is received from the Subscriber or from the date given by the Subscriber in his request, whichever is the later.

42.3.2

The Licensee may make reconnection of a Subscriber to whom Broadcasts were Ceased or Disconnected in accordance with section 42.2 above conditional on payment of a reconnection fee as detailed in the Franchise Regulations.

[16] Code of Laws 5736, p. 14; 5746, p. 237.

42.4	Disconnection of Broadcasts due to maintenance work

	42.4.1	In this section –

“Repair Work” - repair work carried out by MAPA on the Network, or by the Licensee on a Broadcasting Center at the Broadcasting Center;

“Maintenance Work” - initiated maintenance work carried out by MAPA on the Network, or by the Licensee on a Broadcasting Center at the Broadcasting Center;

“Upgrading Work” – upgrading work carried out by MAPA on the Network, or by the Licensee on a Broadcasting Center at the Broadcasting Center;

“Disconnection of Broadcasts” - including temporary limitation of Broadcasts.

	42.4.2	The Licensee may disconnect Broadcasts that it is obliged to supply if a vital need arises to carry out Repair Work, providing all the following apply:

		42.4.2.1	The Licensee has no reasonable alternative for carrying out the Maintenance Work other than by Disconnecting or limiting Broadcasts to its Subscribers;

		42.4.2.2	The duration of the Disconnection due to said Maintenance shall not exceed six continuous hours;

		42.4.2.3	The number of Disconnections due to said Repair Work shall not exceed two per Calendar Year;

		42.4.2.4	The Licensee has notified the Chair, the Director and the Subscribers in writing of the anticipated Disconnection a reasonable time prior to the Disconnection;

		42.4.2.5	The Licensee has done everything reasonably possible to ensure that Disconnection of Broadcasts is carried out at times of day when the consumption of Broadcasts is low.

	42.4.3	That stated in section 42.4.2 above shall not apply to Disconnection of Broadcasts in respect of exceptional and unexpected circumstances arising from force majeure.

42.4.4

The Director may require the Licensee to give a detailed explanation of the reasons requiring Disconnection of Broadcasts to 100 or more Subscribers due to said Repair Work, and the Director, or the Chair with the authorization of the Director, may require the Licensee to delay said Disconnection if they find, after considering the Licensee’s arguments, that vital public interest requires said delay.

65

42.4.5

Should the Licensee discover, during implementation of said Repair Work, that this will continue more than six hours, it shall immediately inform the Director and Chair, including by telephone, fax or e-mail.  The Director may require the Licensee to produce a detailed explanation of the reasons leading the Repair Work to extend beyond the time as notified by the Licensee.

42.4.6

The Licensee may temporarily Disconnect or restrict Broadcasts which it is obliged to supply if carrying out essential Repair Work or setting up the Network or Broadcasting Center so requires, providing that said temporary Disconnection or restriction has been permitted or authorized in accordance with the license of MAPA or the Broadcasting Center Licensee, as relevant, and providing that the Director, Chair and Subscribers have been informed of the anticipated Disconnection or restriction of Broadcasts on the dates stated in the above licenses for giving said notice to the Director General of the Ministry of Communications and to those receiving the service as defined in these licenses.

42.5	Disconnection of service due to malfunction

Should the temporary Disconnection of Broadcasts be due to a malfunction, the Licensee shall report to the Director in writing on the incident, its reasons and its results, within 24 hours of the Disconnection.  Should the Disconnection result from a malfunction of type D as defined in Appendix I6 of the License - the Licensee shall also report as stated to the Chair.

Chapter 8: Financing the Broadcasts

43.	Types of payments

	43.1	The Licensee may charge its Subscribers with the following types of payment:

43.1.1

A one-time payment for connecting the Subscriber to the Network, including the installation of a single socket in the Subscriber’s grounds, and installation of End Equipment if required in order to receive the Basic Broadcasts;

43.1.2

A one-time payment for the installation of additional sockets and End Equipment if required to receive the Basic Broadcasts in the Subscriber’s grounds and transferring them, including payment for installation other than the first-time connection;

		43.1.3	Monthly payment for use of an additional socket;

		43.1.4	A one-time payment for installation of digital End Equipment necessary for receiving the Broadcasts requested by the Subscriber, including for affording the right to use said equipment;

		43.1.5	Monthly payment for the Broadcasts;

		43.1.6	A periodic variable payment for Broadcasts given to the Subscriber, at his request, on the basis of Pay-Per-Use;

		43.1.7	Payment for maintenance and repair services in cases where these are not the responsibility of the Licensee under this License;

43.1.8

Payment for service and installation of items of equipment, including: installation of a reception component, connecting cable or multi-pin cable, connection of the stereo system, or any other equipment approved by the Director.

	43.2	In calculating the payments for which a Subscriber is charged in respect of any Broadcasts other than Pay-Per-Use broadcasts, the following provisions shall apply:

		43.2.1	Payment shall be calculated according to the period of time during which the Subscriber consumed the Broadcasts, without derogating from that stated in section 41.3.2 above;

		43.2.2	Said calculation shall be made in multiples of individual days (hereinafter: the “Calculation Period”);

		43.2.3	A Subscriber shall be considered as one who has consumed Broadcasts during any Calculation Period if he has consumed them during any part thereof;

43.2.4

For this purpose, a Subscriber shall be considered as one who has consumed Broadcasts if the Licensee, at the Subscriber’s request, has given him permission and the technical possibility of viewing Broadcasts.

44.	Prices of Broadcasts and Broadcasting Services to Subscribers

44.1

The Licensee shall not be entitled to charge Subscribers for providing Broadcasts and Broadcasting Services other than the payments listed for the types of Subscriber in section 43.1 above, as detailed in the Price List, and the rates determined therein in respect of each Broadcast or Broadcasting Service.  There is nothing in that stated above to derogate from the provisions of sections 41.5.9, 41.6.8 and 42.3.2 above.

44.2

The Price List shall include the Broadcasts and Broadcasting Services to Subscribers according to types, and the sum of the deposit for End Equipment and the fee for its installation, by which Subscribers are charged; the Price List shall be drawn up in a clear and intelligible manner and shall contain the information required in order to calculate the amount charged; prices shall be identical throughout the Area.

44.3

Without derogating from the provisions of any other law applying to the Licensee’s Tariffs, the Price List shall state tariffs that shall be no higher than the rates detailed in Appendix H of the License.  For Broadcasts and Broadcasting Services of the types listed in sections 43.1.4 through 43.1.8 above for which no rate is given in Appendix H of the License, the Licensee may, subject to the provisions of sections 41.1.2 above, determine a reasonable price.  Notwithstanding that stated above, in the matter of Pay Per View Broadcasts the Licensee shall act in accordance with the provisions of section 44.8 below.

44.4

The Minister may, after consulting with the Council and after giving the Licensee the opportunity to voice its arguments, instruct that a change be made in the rates of payments stated in the Price List, or maximum or minimum payments thereunder, if he finds that they may cause harm to competition, that they may be misleading, discriminatory or offer unfair competition, or that they do not meet the provisions of the Law, the Regulations, the Rules or this License, while noting, among other things, the policy of the Council.

44.5

The Minister may, after consulting with the Council, instruct the Licensee not to charge Subscribers with payments set forth in the Price List until a decision is given with regard to a change in the rates of payments set forth in the Price List, providing that the decision is taken within a reasonable period of time; the provisions of this section and section 44.4 above shall not apply to rates of payments set forth in Appendix H of the License.

44.6	The following provisions shall apply to changes in the Price List for Broadcasts and Broadcasting Services for which no rate is given in Appendix H:

	44.6.1	The Licensee shall inform the Chair and the Director of a change, in writing, at least 15 days before application of the change;

	44.6.2	The Chair and the Director may ask for additional details relating to the requested change;

44.6.3

The Licensee shall notify its Subscribers of any change to the Price List at least one week before the date of application of the change; the manner of notification shall be determined in the Subscription Agreement, and in the absence of said determination, notification shall be given in writing;

	44.6.4	In this section, “change to Price List” - including determining a tariff in the Price List for the first time.

44.7

The Licensee may increase the payments detailed in Appendix H which it charges its Subscribers as a result of an increase in the Index, other than the deposit under section 46 below, and providing that the rate of increase of the new Index as compared with the base Index is greater than 4%. The Licensee may only charge Subscribers with payment of the linkage differentials under this section once every three months, however, if the new Index has increased relative to the base Index by 10% or more, the Licensee may charge the Subscriber with payments of the linkage differential even prior to the passing of said three months.  In this section, “base Index” - the last published index prior to the date of the previous increase, and for the purpose of the first increase, the index of February 2002 or, if a tariff is determined after the start of the License, the last published index before the date the tariff is determined; “new Index” - the last published index before the date of any increase due to linkage to the index under this section.  The Licensee may request an increase in the rate of the Tariff set forth in Appendix H of the License in accordance with the provisions of Regulation 21(vii) of the Franchise Regulations.

44.8	With regard to PPV Broadcasts, the Licensee shall act as follows:

	44.8.1	The Licensee may charge a Subscriber for a movie broadcast by PPV Broadcast to the Subscriber’s grounds, at the Subscriber’s request, an amount that shall not exceed the sum stated in Appendix H.

69

44.8.2

The Licensee may charge a Subscriber for the broadcast of a live event, or for another transmission that is not a movie and that is broadcast to the Subscriber’s grounds by PPV Broadcast at the Subscriber’s request, an amount that is at the discretion of the Licensee.

44.8.3

Each year, the Council and the Minister shall examine the Tariffs by which Subscribers are charged in respect of the PPV service, among other things on the basis of the reports that the Licensee is required to submit to the Council and the Director in accordance with this License, the provisions of the Law or Council Regulations, and the Council and the Minister are entitled to determine a different Tariff from that stated in section 44.8.1 above, and to determine a binding Tariff for Broadcasts of live events and other transmissions, all after the Licensee has been given a reasonable opportunity to voice its arguments.

44.9	With regard to installation fees, the Licensee shall act as follows:

44.9.1

If the applicant to become a Subscriber of the Licensee is connected to a regional mast and the mast is integrated in the broadcasting system after approval by the Director in accordance with the Telecommunications Regulations (Integration of Broadcasting Station and Regional Mast System) 1987[17], the installation fee shall not be greater than the difference between the installation fee paid by the applicant to the owner of the regional mast on connection to the mast, linked to the index, and the installation fee that the Licensee is entitled to charge applicants who are not connected to the regional mast; for the purpose of this section, “index” - the rate of increase of the index since the last published index prior to payment of the installation fee to the owner of the regional mast and up to the last published index before payment of the installation fee or part thereof to the Licensee.

44.9.2

The Licensee shall report to the Director, in the framework of the periodic report, of its intention to link up Subscribers connected to a regional mast, and shall obtain the Director’s approval of the installation fees it intends to charge.

44.9.3

The Licensee shall be entitled to apply to the Director for approval of the collection of installation fees that deviate from the maximum rate stated in Appendix H in all cases where, in order to connect the Subscriber, a subscriber line is required at a distance of greater than 70 m from a tertiary artery.  The Director may, at his discretion, approve the collection of said payments providing that he is persuaded that the price is based on the direct cost involved in installing said line; for this purpose, “subscriber line” - a feed line constituting part of the Network, fed by means of a tertiary artery and feeding the socket in the Subscriber’s grounds; “tertiary artery” - a feed line constituting part of the Network and feeding the subscriber lines network.

17 Compendium of Regulations 5748, p. 132.

70

44.10

The Licensee shall give the Price List to anyone who requests it, free of charge, and shall display it in an accessible manner on its Internet site.  The Price List shall be presented clearly in its Broadcasts in such a manner as to enable the Subscriber to view it at any time without payment; should the Licensee offer a service or Broadcast for a charge, the price of the Broadcast shall be displayed in the Licensee’s Broadcasts in such a manner as to enable the Subscriber to view it at any time and without payment, and the price shall be presented to Subscribers requesting to acquire the Broadcast by means of the End Equipment - prior to the Subscriber authorizing implementation of the purchase by means of the End Equipment; all Tariffs and Price Lists shall be presented in New Israel Shekels inclusive of VAT, in a full and comprehensive manner, including supplementary payments, whether these are paid by the Subscriber to the Licensee or paid to another. The Licensee shall display an announcement in the EPG, in a conspicuous manner, referring the Subscriber to the Price List and to the prices of the Broadcast, which are broadcast as stated in this section.

45.	Discounts and promotions

45.1

Notwithstanding that stated in section 44.1 above, the Licensee may offer discounts and promotions at any time, providing it informs the Chair and the Director in writing immediately on advertising them to the public in any way or on applying them, whichever is the earlier; in this section, “promotion” - an offer, limited in time to up to four months, made by the Licensee to its Subscribers, for Broadcasts, Broadcasting Services or Tariffs, which does not obligate a Subscriber who is not interested in receiving it, and non-acceptance of which does not diminish the terms of such a Subscriber with regard to the Broadcasts, Services or Tariffs that he receives from the Licensee.

45.2

A discount or promotion offered by the Licensee for a continuous period of more than four months may be seen by the Chair and the Director as a request to change the Price List in accordance with the Tariff of the discount or promotion.

45.3

Should the Licensee inform the Chair or the Director of a discount or promotion as stated in section 45.1 above, the Chair and the Director together are entitled, as a result of the considerations detailed in section 44.4 above, to instruct the Licensee to cancel them and to instruct it as to the actions it is required to take in order to correct the defect or to restore the previous situation, as relevant.

71

46.	Deposit and rental fee for End Equipment

46.1

If the Licensee loans End Equipment to the Subscriber, the Licensee is entitled to require the Subscriber to deposit a sum of money as a deposit for the End Equipment installed in the Subscriber’s grounds; the sum of the deposit shall not be greater than the value of the End Equipment loaned to the Subscriber on the date of the deposit; should the Subscriber choose to pay the deposit in installments as stated in section 46.3 below, the date of deposit shall be considered to be the date of the first payment; without derogating from the restriction on the amount of the deposit, the Licensee shall give the Council and the Director the calculation of the value of the End Equipment, once every six months and on request by either one of them at any time.

	46.2	The Licensee may collect the deposit in a number of installments, on dates agreed with the Subscriber.

	46.3	Where the Licensee enables the Subscriber to pay the deposit in a number of installments against a credit arrangement, the credit arrangement shall be part of the Subscription Agreement.

46.4

The Licensee may not raise the amount of the deposit deposited for the End Equipment or charge an additional deposit for exchange of the Equipment or due to a change in its value, classification or designation, even if the period of depreciation of the equipment as per section 46.7 below has passed.

46.5

Notwithstanding that stated in section 46.4 above, the Licensee may charge the Subscriber with payment of an addition to the deposit for exchange of the equipment carried out at the Subscriber’s request, providing the Director has confirmed that the equipment is not identical to the equipment that has been replaced.

46.6

The sum of the deposit, with the addition of index linkage differentials from the last published index prior to the deposit and up to the last published index prior to its return to the Subscriber (hereinafter: the “Reimbursement Sum”) shall be returned to the Subscriber no later than 30 days after the date Broadcasts to the Subscriber are disconnected or ceased or the End Equipment is returned, whichever is the sooner.  Should the Licensee be late in returning the Reimbursement Sum, it shall be charged, in addition to index linkage differentials, interest in accordance with the Interest and Linkage Adjudication Law 1961[18].

18 Code of Laws 5721, p. 192; 5749, p. 52.

72

46.7

If the Licensee has loaned the End Equipment to the Subscriber, it is entitled to deduct up to 10% of the Reimbursement Sum in respect of the End Equipment for each year or part thereof, from the date of installation of the equipment and up to the disconnection or cessation of Broadcasts to the Subscriber or removal of the equipment, whichever is the sooner.

46.8

The Licensee is not required to return the Reimbursement Sum in a period of time during which the Subscriber has not enabled removal of the End Equipment, or has been required to return it and has not done so, and it is entitled to deduct from the Reimbursement Sum a fee for any damage done to the End Equipment in the circumstances listed in section 41.5.8 above, or any other debts owed by the Subscriber to the Licensee in respect of Broadcasts and Broadcasting Services supplied to him.

46.9

If the Licensee has rented the End Equipment to the Subscriber, the Licensee may charge the Subscriber a monthly rental fee; the capitalized sum of all rental fee payments shall not be greater than the total deposit proposed to Subscribers in the loan alternative; monthly payments in respect of rental fees shall not be greater than a one hundred and twentieth part of the sum of said deposit, however the Licensee is entitled to include in the monthly rental fee a one twelfth part of annual interest at the rate of prime + 2%; the Licensee may require the Subscriber to give a guarantee of a type approved by the Director for the value of the End Equipment.

46.10

The Licensee shall detail for the Subscriber, in a clear manner, the rate of interest in respect of rental fee payments; the Licensee, in the Price List, the bill and any other publication it produces, shall present the rental fee separate from any payment for Broadcasts; in all publications or offers to the public by the Licensee with regard to the terms of supply of the End Equipment, the loan alternative shall also be described in an equal manner; if the Licensee proposes that the Subscriber rent the End Equipment, it shall also offer the loan alternative in the same manner.

47.	Late payment

47.1

The Licensee may charge a Subscriber interest for late payment, linkage differentials and collection charges in respect of payments for Broadcasts and Broadcasting Services not paid on the date stated in the Subscription Agreement for their payment (hereinafter: the “Agreed Payment Date”).

	47.2	The rate of interest for late payment, linkage differentials and collection charges shall be no greater than the following:

47.2.1

Interest for late payment - at the rate determined in Article 1 of the Interest and Linkage Adjudication Law 1961[19] with regard to interest paid together with linkage differentials, in respect of the period between the Agreed Payment Date and the date on which the sum stated is actually paid;

19 Code of Laws 5721, p. 192; 5749, p. 52.

73

47.2.2

Linkage differentials - at the rate of the increase in the Index between the last published index before the Agreed Payment Date and the last published index before the actual date of payment of the amount of the debt;

		47.2.3	Collection charges - at a rate of 10% of the sum of the debt, providing at least 14 days have passed since the Agreed Payment Date.

48.	Exemption from subscription fees due to malfunction

48.1

The Subscriber is exempt from payment of the subscription fee in respect of any Broadcast that is halted due to a malfunction on the part of the Licensee, for the entire period of the break, providing one of the following applies:

		48.1.1	During each six months as of the date he became a Subscriber there have been breaks in the Broadcasts lasting at least a cumulative total of seven days;

		48.1.2	The break in Broadcasts lasted at least 24 hours;

		48.1.3	The Subscriber requested a Broadcast and did not receive it due to an action or omission on the part of the Licensee;

		48.1.4	The Subscriber requested a broadcast package and this did not include all the Broadcasts that it should have included;

48.1.5

If the License is restricted or revoked and as a result of this, the Subscriber is prevented from receiving the Broadcasts which are the subject of his engagement with the Licensee, the Subscriber is exempt from paying subscription fees for the entire period during which he did not receive said Broadcasts, and if these fees were paid in advance, the Licensee shall return the relative part thereof, including interest and linkage differentials.

48.2

If the Subscriber has requested to receive Broadcasts given in the form of Pay-Per-Use, the Licensee shall not charge the Subscriber for the Broadcast if, during sixty minutes of that Broadcast, the Broadcast is stopped due to a malfunction on the part of the Licensee for a cumulative total of three minutes, and if the Broadcast is shorter than sixty minutes, there is a break of a shorter period of time relative to the duration of the Broadcast.

74

48.3	There is nothing in that stated to derogate from the rights of the Subscriber with regard to the Licensee under any law or under the agreement between them with regard to failure to supply Broadcasts.

Chapter 9: Broadcast technology

49.	General

49.1

The Broadcasting System shall enable the Licensee at all times to fulfill its commitments as provided by law, the License and the Council Resolutions. The Licensee shall ensure that the engagement agreement with MAPA and the Broadcasting Center Licensee enables transmission of the Broadcasts at all times in a manner which fulfills the Licensee’s commitments in all technical matters, including quality of service to the Subscriber, visual and sound quality, installation and repair of malfunctions, in accordance with the provisions of the law, the License and the Council Resolutions.

	49.2	The Broadcasting System shall at all times fulfill the technical conditions set out in this chapter and in Appendix I of the License.

49.3

The Director may, at any time, change the conditions and technological specifications detailed in Appendix I of the License, and add or take away from them, providing that the Licensee has first been given a fitting opportunity to voice its arguments. Should the Director inform the Licensee of any change, addition or subtraction as stated above, the License documents shall be updated accordingly.

49.4

The Licensee, if it wishes to request that the conditions and technological specifications as detailed in Appendix I be changed, shall submit an application to the Director 60 days in advance of the requested date for making the change, or within another period of time determined by the Director, in a format to be determined by the Director. In its application, the Licensee shall detail, among other things, the requested change, the reasons for the change, and any other detail requested by the Director. The Director may reject or accept the application, including determining conditions for its acceptance, or require any information or document relating to the requested change that he requires in order to make a decision. If said application for change is accepted by the Director, the License documents shall be updated accordingly.

49.5

Appendix I shall not be interpreted as derogating from the conditions and requirements set out in this License. A provision in the body of the License contradicting that stated in Appendix I shall take precedence over that stated in Appendix I.

49.6

The Licensee shall be responsible for the quality of the channels received at the transmission points at the Broadcasting Center, including by satellite and land reception and fiber transmission, being of the quality required in Appendix I1.

50.	Technological threshold requirements of the digital Broadcasting System

	50.1	The digital Broadcasting System shall operate in accordance with the MPEG 2-DVB family of standards.

50.2

The digital Broadcasting System shall be based on conditional access (CA) components enabling the Subscriber to choose, as stated in the provisions of the License or as determined by the Council from time to time, certain Broadcasts from among the Broadcasts which the Licensee is entitled to supply under the terms of its License.

	50.3	The digital Broadcasting System shall enable connection to Domestic Equipment existing in the local market using the PAL/B and PAL/G systems.

	50.4	The digital Broadcasting System shall include a subscriber management system (SMS), including a means of safeguarding data relating to the privacy of the Subscribers.

50.5

The digital Broadcasting System shall at all times include an electronic program guide (EPG). The EPG shall meet, among other things, the requirements of Standard 5004-00-00-0 – Hebrew language electronic guide, and shall enable support at least in Hebrew, English and Russian, and in Arabic as of the date stated in Appendix D3 of the License.

	50.6	Changes to the software of the Subscriber’s digital decoder shall be carried out from the Broadcasting Center, loading the End Equipment with additional or new software as required.

	50.7	The Digital Broadcasting System shall meet the standards detailed in Appendix I8 of the License.

50.8

The list of standards in the aforementioned Appendix I is not exhaustive, and shall not derogate from the provisions of another standard or the provisions of any law, including the Electricity Law 1954[20] and the regulations thereunder.

51.	Technological threshold requirements of the analogue Broadcasting System

51.1

The Licensee shall broadcast the Broadcasts using the analogue broadcasting method in accordance with the technological requirements of the analogue Broadcasting System as they existed immediately prior to the awarding of the License. Any change in that stated above shall be made as stated in section 49.3 and 49.4 above.

20 Code of Laws 164, 5714, p. 190; 5756, p.220.

77

51.2

The Licensee shall broadcast the Broadcasts using the analogue Broadcasting Method in accordance with the provisions of the Telecommunications Regulations (standards and specifications of cable networks), 5748 – 1987[21], with the necessary changes.

	51.3	The analogue television channels received by stereophonic reception shall be broadcast in the NICAM 728 format, unless the Director has authorized otherwise.

52.	Transmission of the Broadcasts

The Licensee shall transmit its Broadcasts using the digital and analogue broadcasting methods as described in Appendix I of the License.

53.	End Equipment

53.1

The End Equipment supplied to the Subscriber shall enable him to receive all the Broadcasts to which he is subscribed, whether Broadcasts of the digital Broadcasting System or Broadcasts of the analogue Broadcasting System, specific or non-specific, and all subject to the provisions of the License, the provisions of any law and the Council Resolutions.

53.2

The Licensee shall be responsible for the End Equipment supplied to the Subscriber being suitable for the Broadcasting System and enabling the proper provision of Broadcasts by means of said End Equipment.

	53.3	The Licensee shall only supply the Subscriber with equipment which has received type approval from the Director.

	53.4	The Licensee shall take steps to adapt the type-approved End Equipment to the Broadcasting System, including for these purposes:

		53.4.1	The EPG shall support Hebrew, English and Russian, and Arabic as of the date set out in Appendix D3 of the License;

		53.4.2	Preventing disturbance to other systems;

		53.4.3	Preventing disturbance from other systems:

21 Companion of Regulations 5064, 5748, p. 134; 5756, p. 1350

		53.4.4	Compatibility with the systems of MAPA and the Broadcasting Center Licensee;

		53.4.5	Safety.

53.5

The Licensee shall, on request by the Director, carry out inspections to ensure that the End Equipment meets the specifications in Appendix I7 of the License, and as required in section 53.4 above.  Said inspection of End Equipment shall be completed, and its results given to the Director, within 14 days of the dates of receiving a request from the Director to carry out the inspection. The Licensee shall bear all the costs involved in carrying out said inspections.

53.6

Re-adjustment of the television receiver or the addition of an analogue converter, as required, arising from a change in location of an analogue channel requested by the Licensee and approved by the Council shall be carried out at no charge to the Subscriber.

54.	Preventing fraud

54.1

The Licensee shall take reasonable steps to prevent fraud and shall maintain a control and monitoring system to ensure that the services for which the Subscriber is charged are indeed implemented from the End Equipment in his possession.

	54.2	The Licensee shall cooperate with other licensees, including a General Licensee, in identifying and preventing fraud.

54.3

The Director may give instructions with regard to taking steps to prevent fraud, identifying fraud and dealing with it, and the Licensee shall carry out the instructions of the Director in this matter.

55.	Subscriber billing system

	55.1	The digital subscriber billing system shall include at least the following interfaces:

		55.1.1	Interfaces from the subscriber billing system to the Broadcasting Center for the following activities:

			55.1.1.1	Opening or closing Broadcasts at the request of the Subscriber;

			55.1.1.2	Opening Pay-Per-View events;

			55.1.1.3	Sending definitions to the converter card;

			55.1.1.4	Updating the list of Pay-Per-View events;

			55.1.1.5	Opening or blocking the Subscriber’s ability to purchase Pay-Per-View events.

		55.1.2	Interfaces from the digital Broadcasting System and the subscriber billing system to the following activities:

			55.1.2.1	Indication with regard to commands sent from the subscriber billing system;

			55.1.2.2	Information indication on purchases of Pay-Per-View events by the Subscriber;

			55.1.2.3	Information for upstream management.

	55.2	The analogue subscriber billing system shall include at least the following interfaces:

		55.2.1	Interfaces from the subscriber billing system to the Broadcasting Center for the following actions:

			55.2.1.1	Opening Pay-Per-View events;

			55.2.1.2	Updating lists of Pay-Per-View events;

			55.2.1.3	Opening or blocking the Subscriber’s ability to purchase Pay-Per-View events.

		55.2.2	Interfaces from the analogue Broadcasting system and the subscriber billing system to the following activities:

			55.2.2.1	Indication with regard to commands sent from the described billing system;

			55.2.2.2	Information on purchases of events.

56.	The ability to block and control the Broadcasting System

The digital Broadcasting System shall at all times enable blocking of the possibility of viewing Broadcasts as stated in the License and in the provisions of any law and the Council Resolutions.

57.	Data protection system

The Licensee shall maintain a technical and organizational mechanism in order to comply with the provisions of section 41.7 above with regard to protecting the privacy of Subscribers and safeguarding information.

58.	Broadcasts delivered at the delivery point at the entrance to the Broadcasting Center - inspections and maintenance

	58.1	General

The Broadcasts delivered at the entrance to the Broadcasting Center must be of the technical quality required and defined in Appendix I1 of the License.

	58.2	In this section:

“Periodic Inspection” - an inspection carried out at regular intervals and at least once every six months.

“Special Inspection” - an inspection carried out due to maintenance or repair work carried out at the initiative of the Licensee or at the request of the Director.

58.3

The Licensee shall prepare a plan of Periodic Inspections of the incoming signals to the Broadcasting Center to ensure that they meet the requirements of the License, as detailed in Appendix I1 of the License.

58.4

The Licensee shall carry out Periodic Inspections of the incoming signals to the Broadcasting Center in accordance with the Periodic Inspections plan and as detailed in Appendix I1 of the License, and shall produce the results of its inspection for the Director on request.

	58.5	The Director may instruct the Licensee to carry out a Special Inspection; the Licensee shall carry out said inspection in the form and on the date determined by the Director.

58.6

The Director, or anyone authorized by him for this purpose, shall be entitled to carry out inspections himself if he sees a need to do so; the Licensee shall afford the Director, or anyone authorized by him for this purpose, access to installations and equipment and shall make available to him the inspection equipment that is in use.

	58.7	The Licensee shall bear the costs involved in implementing inspections as stated in this section, other than an inspection under section 58.6 above.

59.	Quality of signals at the delivery point in the Subscriber’s home

59.1

The Licensee shall ensure that the quality of signals at the delivery point in the Subscriber’s home shall meet the requirements detailed in Appendix I4 of the License, with a rank of at least 4 on the subjective evaluation scale according to Standard ITU-R BT. 500-10, and with regard to sound quality, with a rank of at least 4 on the subjective evaluation scale according to Standard ITU-R BS. 562-3.

81

59.2

The Director may instruct the Licensee to carry out a Special Inspection with regard to the quality of signals at the delivery point in the Subscriber’s home; the Licensee shall carry out said inspection in the form and on the date determined by the Director.

59.3

The Director, or anyone authorized by him for this purpose, shall be entitled to carry out inspections himself if he sees a need to do so; the Licensee shall afford the Director, or anyone authorized by him for this purpose, access to installations and equipment and shall make available to him the inspection equipment that is in use.

	59.4	The Licensee shall bear all the costs involved in implementing inspections as stated in this section.

60.	Additional inspections

The Director may carry out or instruct the Licensee to carry out additional inspections required in order to examine whether the Licensee meets the provisions of Chapter 9 and Appendix I of the License.

Chapter 10: Obligations with respect to the franchise
period

61.	General

61.1

In accordance with the provisions of Article 6xii3(d) of the Law, this chapter details the obligations which the Licensee should have met during the period of its franchise and which it did not meet, in full or in part.

	61.2	In taking up this License, the Licensee undertakes to fulfill the obligations set out in this chapter, in the manner and under the conditions detailed in this chapter.

	61.3	Each obligation detailed in this chapter is independent and cannot be completed by overlap with another obligation unless expressly determined otherwise by the Council.

62.	Obligations with respect to the franchise period

	62.1	Below are details of the obligations which were not met by all the Franchisees during the franchise period, which the Franchisees are required to complete as stated in this chapter:

		62.1.1	Local Production:

			62.1.1.1	329.74 hours of general Local Production;

			62.1.1.2	17.66 hours of documentary film broadcast;

			62.1.1.3	6.8 hours of regular drama transmissions;

			62.1.1.4	9 hours of transmissions in the field of science, culture and art;

			62.1.1.5	15 hours of programs for children and youth;

			62.1.1.6	2.5 hours of students’ films.

		62.1.2	Total financial investment in Local Productions: $7,530,731;

		62.1.3	Hours of Premiere Broadcasts:

			62.1.3.1	876.4 hours of Premiere Broadcasts on Channel 3;

			62.1.3.2	127 hours of Premiere Broadcasts on Channel 6;

			62.1.3.3	720.72 hours of Premiere Broadcasts on Channel 8;

			62.1.3.4	342 hours of Premiere Broadcast movies.

		62.1.4	Regional news: 5,556 transmissions of local news, each transmission at least 15 minutes in length.

		62.1.5	Obligations under the Rules of Facilitation for the Hearing-Impaired (Council for Cable and Satellite Broadcasting), 5759 – 1998[22]:

			62.1.5.1	Translation of programs – 1,350 hours;

			62.1.5.2	Accompaniment in sign language – 1,560 editions of the local news.

63.	Obligations that have not yet been determined

Past obligations whose investigation has not yet been completed are detailed in Appendix J of the License. Some of these obligations are included in the list in section 62 above and some of them are not included in this section, all as detailed in Appendix J of the License. On completion of investigation of each subject detailed in the Appendix, and only with regard to these subjects, the Council shall determine the addition or reduction in respect of each subject in the Appendix out of the total obligations incumbent upon the Licensee under this chapter.

64.	Completion of obligations

64.1

The obligations detailed in this chapter and in Appendix J of the License are the sum of the obligations which were not fulfilled by all the Franchisees. If, on the date determined in section 64.2 below as the start date for completion of the obligations, those who were Franchisees prior to the award of the License have not merged, the Council shall determine which part of the obligations detailed in this chapter are incumbent upon the Licensee and are to be completed by it.

64.2

The Licensee shall begin completing the obligations detailed in this chapter at the end of two years from the date the License is awarded, and complete fulfilling the obligations by the end of ten years from the date the License is awarded.

22 Compendium of Regulations 5759, p. 207.

84

64.3

The obligations shall be completed in the course of eight years, starting from the date detailed in section 64.2 above, in a manner and under conditions to be determined by the Council, completing a one-eighth part of the obligations detailed in each year, as determined by the Council. The Council shall instruct with regard to the exact rate of the part of the obligation to be completed each year, and with regard to the manner and conditions of its completion, six months before the start of the year in question for that part of the obligation.  Notwithstanding that stated above, the Council may decide in advance with regard to the manner and conditions of completing the obligations with regard to the entire eight years during which the obligations are to be completed, or with regard to part thereof, providing that each year a one eighth part of the obligations is completed.

The Council shall determine, in its resolution under this section, the rate of adjustment of the obligations due to their spread over eight years as stated above, providing that the rate of adjustment shall be no greater than the rate of interest determined from time to time by the Accountant General of the Ministry of Finance and published in the Official Gazette.

64.4

In its resolution under section 64.3 above, the Council shall determine, among other things, the manner in which each obligation shall be completed, whether as a requirement of financial investment, or as an allocation of hours of Broadcasts, or in any other manner as determined by the Council in respect of each obligation.

64.5

There is nothing in that stated in this chapter to derogate from obligations which have already been determined by the Council in respect of the year 2000 and which, at the date of awarding the License, have not yet been completed, and there is nothing in that stated in this chapter to change the date determined for their completion.

64.6

In addition to that stated in this chapter, with regard to obligations in respect of 2000  - 2001 for which, on the date of awarding the License, ongoing action has not yet been completed, including appeals not yet decided by the Council, the Council shall take a separate decision, including with regard to the manner, the conditions and the date for completion of obligations to be determined in respect thereof.

Chapter 11: Supervision and cooperation

65.	Supervisory authority

The Council, or anyone on its behalf, and in matters under the authority of the Minister - the Director or anyone on his behalf, are entitled to supervise the Licensee’s activities, including, without derogating from the generality of that stated, its activities under the provisions of the License, the law and the Council Resolutions.

66.	Self supervision and control

66.1

The Licensee shall maintain and operate, throughout the period of its activity under the License, a system for self supervision and control of the upholding of the provisions of the License, the law and the Council Resolutions. The structure of the supervisory system, its authority, its working methods, the job positions allocated to it and the professionals staffing it shall be such as to enable effective and satisfactory self supervision and control of the upholding of the provisions of the License, the law and the Council Resolutions.

66.2

The Licensee is responsible for regular supervision of the upholding of the provisions of the License, the law and the Council Resolutions by itself and its employees, agents and anyone acting on its behalf or for it.

67.	Cooperation

67.1

The Licensee and anyone acting on its behalf or for it shall cooperate with the Council, or anyone on its behalf, with the Minister and, in matters under the authority of the Minister - with the Director or anyone on his behalf, in all matters relating to supervision of its activities.

67.2

Without derogating from the generality of that stated in section 67.1 above, the Licensee shall give the Council, or anyone on its behalf, and in matters under the authority of the Director - the Director or anyone on his behalf, any information or documents in its possession or under its control required by them in order to carry out the supervision, on request or in accordance with any other instruction given by the Council, the Director or anyone on their behalf from time to time.  “Document” - including any information stored on computer or in a database.

68.	Entry to grounds and study of documents

For the purpose of maintaining supervision of the Licensee’s activities, the Council or anyone on its behalf, and in matters under the authority of the Director - the Director or anyone on his behalf, may:

68.1

Enter, at any reasonable time and by prior coordination, any installation, office or studio used by the Licensee, or anyone on its behalf, for activities under this License in order to supervise the Licensee’s activities with regard to subjects over which the Council or the Director has supervisory authority as stated;

68.2

Subject to the instructions of any law, to study any record, document, program, account book, register or database, regular or computerized, of the Licensee or anyone employed by it, with regard to subjects over which the Council or the Director has supervisory authority as stated, and the Council or anyone on its behalf, and in matters over which the Director has authority - the Director or anyone on his behalf, are entitled to examine them and copy them in any way they see fit.

69.	Documentation of Broadcasts and documents

	69.1	Keeping recorded copies of Broadcasts and handing them over

The Licensee shall keep recorded copies of Broadcasts that have been broadcast by it and by Channel Producers on its behalf, and shall hand them over to the Council or as determined in the Rules.

	69.2	Keeping information, data and documents

		69.2.1	The Licensee shall keep, throughout the License Period, all information, data or documents required in order to uphold the obligation of reporting in accordance with this License.

		69.2.2	Without derogating from the generality of that stated above, the Licensee shall keep all the information, data and documents from the License Period as detailed below:

			69.2.2.1	For five years –

(1)

All data relating to the Broadcasting Schedule and to transmissions that have been broadcast - including Premiere hours, date of Broadcast, time of Broadcast, length of Broadcast (net), content of transmissions and age of production, as well as data as stated with regard to local news transmissions, transmissions on regional affairs and community transmissions;

				(2)	Any report which the Licensee is required to produce for the Council or Director, and correspondence dealing with these reports;

				(3)	All correspondence relating to apparent breaches or to breaches by the Licensee of the provisions of the License, the law and the Council Resolutions;

				(4)	All information, data and documents relating to obligations of the Franchisee in respect of the years 2000 and up to the awarding of the License.

			69.2.2.2	For the entire License Period –

				(1)	All annual reports which the Licensee is required to produce in accordance with this License;

				(2)	The computer files in which are contained data relating to customers of the Broadcasts, other than summary computer files for periods of five years which have been given to the Council;

				(3)	All correspondence with regard to an obligation or quota whose completion has not yet been confirmed by the Council.

			69.2.2.3	For the first two years of the License - all data, information and documents in the possession of the Licensee relating to the period during which it was a Franchisee.

69.2.3

The Council shall re-examine the scope of the obligation to keep information, data and documents, either at its own initiative or at the request of the Licensee, two years after the date of awarding the License.

70.	Keeping books and computerized files

70.1

The Licensee shall maintain careful and orderly records and documentation of everything relating to its actions under the License, the provisions of the law and the Council Resolutions, and without derogating from the generality of that stated - shall keep detailed records and documentation of the production or acquisition costs of locally produced, independent or purchased transmissions.

	70.2	The Licensee shall manage computerized files for following up data relating to the provision of its services under the License, and in particular, files as detailed below:

		70.2.1	The work plan for submission in accordance with that stated in section 1 of Appendix K of the License;

		70.2.2	Broadcasting Schedules;

		70.2.3	Records of income from which the Licensee is required to make provision for royalties in accordance with the Law;

		70.2.4	Records of income from which the Licensee is required to make provision for Local Productions by virtue of Article 6v1 of the Law;

		70.2.5	Records of the costs of production or acquisition of locally produced, independent or purchased transmissions;

		70.2.6	Follow-up of the number of hours of Premiere Broadcasts;

		70.2.7	Trimesterly financial reports;

		70.2.8	Summary of complaints by the public and the way they were dealt with;

		70.2.9	Any report which the Licensee is required to produce under the provisions of the License, the law or Council Resolutions.

70.3

The Chair may give computer software or applications to the Licensee, compatible with the hardware used by the Licensee, for the production of reports and implementation of follow-up of the Licensee’s actions, and the Licensee shall be obliged to make use of said software or application in accordance with the instructions of the Chair.

71.	Publishing the findings of the supervision

71.1

Subject to the provisions of any law, the Council, the Chair or the Director, in matters under his authority, may make public from time to time details regarding the findings of the supervision of the Licensee’s actions, as determined by the Council, the Chair or the Director, as relevant.

	71.2	Notwithstanding that stated in section 71.1 above, no details shall be published whose exposure may harm commercial confidentiality.

Chapter 12: Reporting

72.	The obligation to submit reports and schedules

	72.1	The Licensee shall submit to the Chair reports and schedules as required under the License and Council Rules, and in the form and on the date set out in the License or Council Rules.

	72.2	Each report or schedule shall reflect the correct and exacts facts relating to the matter that is the subject of the report or schedule, updated to the period of the report or schedule.

	72.3	The Chair, or anyone on his behalf, may inform the Licensee that it is exempt, for the time being or in general, from submitting a particular report or schedule.

72.4

The Chair, or anyone on his behalf, may require the Licensee to submit other reports or schedules which are not detailed in the License or Rules, and to determine their format and date of submission, or instruct the Licensee to update or change the format or date of submission of existing reports or schedules.

	72.5	In all places where the format of the report or schedule which the Licensee is required to submit to the Council is not stated, its format shall be determined by the Chair, or anyone on his behalf.

72.6

The Licensee shall submit to the Council a half-yearly report with regard to meeting the total quota of Broadcasts which it is required to meet, and with regard to which no format or requirement to report is set out in the License or Rules.

72.7

Without derogating from the reporting requirements of the Licensee and the authority of the Council, the Licensee shall produce for the Council, on demand, a copy of each report by a Channel Producer with regard to the Broadcasts of the Channel Producer.  Said reports shall be produced for the Council in their original format, as produced by the Channel Producer.

72.8

The Chair may instruct the Licensee to change the date of submission of any report or schedule, providing that an instruction with regard to bringing forward the date of submission of a report or schedule is given a reasonable period of time prior to the new date for submitting the report or schedule.

72.9

Each report or schedule shall be submitted in two copies, printed and drawn up in a manner that is easy to read, bearing the date on which it was drawn up and signed by the Licensee, or anyone especially authorized for this purpose.

90

72.10

The Chair, or anyone on his behalf, may require the Licensee to draw up again a report or schedule that has been submitted, or to complete it, if it is found that the report or schedule is not drawn up as required or that it is missing details which, in the opinion of the Chair, or anyone on his behalf, should have been included by the Licensee.

72.11

A demand as stated in section 72.10 above shall be given to the Licensee no later than three years after the date of submitting the report.  Notwithstanding that stated above, the Council may require the Licensee to produce said demand even after three years have passed, in the following cases:

72.11.1

The obligation that is the subject of the report is part of a multi-year arrangement that has not yet ended on the date of submission of the report; in this case, the demand shall be given to the Licensee no later than one year after the date of submission of the last report relating to the arrangement.

72.11.2

The data included in the reports are in contradiction to data as submitted by the Licensee to the Council or to others, or to information that the Council has obtained; in this case the demand shall be given to the Licensee no later than one year after the date the contradiction becomes known to the Council.

72.12

If the Licensee was required to submit a report or schedule in accordance with the provisions of this chapter and the report was not submitted, or was not rewritten or not completed in accordance with the instructions of this License, the Licensee shall be considered not have met the obligations with regard to which the report or schedule were required, providing that the Licensee has first been given the opportunity to voice its arguments.

72.13	With regard to reports on subjects that are under the authority of the Director, the authority afforded in this section to the Council Chair devolves upon the Director.

72.14

In the matters detailed in section 70.2 above, the Chair is entitled to require that reports and schedules be produced for the Council using the MS-Office 97 tool, in a version and structure to be determined by the Chair. One year after the date the License is awarded, and at any later date, the Chair may instruct the Licensee to make changes in the type of hardware and software used to produce the reports and schedules as stated in this section, in order that there should be compatibility between the software and hardware used by the Licensee to produce the reports and schedules and that used by the Council to supervise the Licensee’s actions, providing the software and hardware in question are acceptable and that the cost of the software and hardware which the Chair is asking the Licensee to use is reasonable and usual in the field, and after the Licensee has been given the opportunity to voice its arguments.

	72.15	The Council shall re-examine the scope of the Licensee’s obligation to report under this License on completion of two years from the date the License is awarded.

73.	Date for submitting reports

Reports or schedules for which no submission date is given in the License or Rules shall be submitted by the Licensee on these dates:

	73.1	Monthly report - shall be submitted each month, up to the 21st of the month following the month to which the report relates;

73.2

Trimesterly reports - shall be submitted in the months of January, May, and September, up to the 21st of the month, and shall relate to the period since the previous trimesterly report for the same year;

73.3

Quarterly report - shall be submitted in the months of January, April, July and October, up to the 21st of the month, and shall relate to the period since the previous quarterly reports for the same year;

	73.4	Annual report - shall be submitted each year up to January 30, and shall relate to the year preceding the month in which the report is submitted;

	73.5	Weekly schedule - shall be submitted seven days prior to the week to which the schedule relates;

	73.6	Monthly schedule - shall be submitted two weeks before the month to which the schedule relates;

	73.7	Trimester schedule - shall be submitted one month before the start of the trimester to which the schedule relates;

	73.8	Annual schedule - shall be submitted two months prior to the start of the year to which the schedule relates.

74.	Type of reports and schedule

Without derogating from the generality of that stated in section 72 above, the Licensee shall produce for the Council the following reports and schedules:

	74.1	Schedules:

		74.1.1	Annual schedule of transmissions;

		74.1.2	Trimester schedule of locally produced transmissions;

		74.1.3	Trimester schedule of transmissions;

	74.1.4	Weekly schedule of Broadcasts as given out to the newspapers.

The schedules detailed above shall be submitted in the form set out in Appendix K of the License.

74.2	Reports with regard to the content of the Broadcasts

	74.2.1	Trimesterly implementation reports, purchased and original programs;

	74.2.2	Trimesterly financial report;

	74.2.3	Annual report;

	74.2.4	Report on changes in the transmission schedule;

	74.2.5	Annual report of public complaints with regard to content;

	74.2.6	Report on fulfilling the Rules of Facilitation for the Hearing-Impaired (Council for Cable and Satellite Broadcasting) 1998[23].

The reports detailed above shall be submitted in the form set out in Appendix K of the License.

74.3	As Run files

At the request of the Chair, and on the dates and in the manner determined by the Chair, the Licensee shall produce for the Council the daily As Run files produced by the Broadcast robot as ASCII text files.  The Chair may determine, from time to time, the structure and format for submitting the files, after the Licensee has been given the opportunity to voice its arguments.

74.4	Other reports:

74.4.1

Quarterly report on complaints not relating to the content of the Broadcasts - a statistical summary of complaints submitted in writing by Subscribers during the report periods, including the subject of the complaint, the manner in which it was clarified and how it was dealt with; the Licensee shall produce a report on a particular complaint if so required by the Council or the Director, in the format determined by them;

The Licensee shall give this report to the Council and the Director.

23 Compendium of Regulations 5759, p. 207.

74.4.2	Quarterly subscriber segmentation report - details with regard to the Licensee’s Subscribers, divided according to the sub-areas in Appendix A of the License, as detailed below:

	74.4.2.1	Details of the total number of the Licensee’s Subscribers, including details of the number of Subscribers who have joined and the number who have been disconnected during the quarter;

	74.4.2.2	Details of the number of the Licensee’s Subscribers, divided into households, businesses and other types of subscriber;

74.4.2.3

Details of the number of the Licensee’s Subscribers who are subscribed only to the analogue broadcasting method, including details of the number of Subscribers who have joined and the number who have been disconnected during the quarter;

74.4.2.4

Details of the number of Subscribers to the digital broadcasting method, relating to the number of sockets via which each Subscriber receives only analogue or digital Broadcasts in the Subscriber’s home, including details of the number of Subscribers who have been disconnected and the number who have joined during the quarter;

	74.4.2.5	The number of households to which the Licensee can supply Broadcasts and the actual percentage of Subscribers out of this number.

The Licensee shall give this report to the Council and the Director.

74.4.3

Monthly malfunctions report - a statistical summary of the malfunctions that have occurred during the report period.  The Licensee shall produce a report on a particular malfunction if so required by the Council or the Director, in the format determined by them.

The Licensee shall give this report to the Council and the Director.

74.4.4

Annual broadcasting capacity report - details with regard to the scope of the capacity intended for Broadcasts that is available to the Licensee, and details with regard to the actual use made of it, divided by types of Broadcast.

The Licensee shall give this report to the Council and the Director.

94

74.4.5

Report on encumbrances and attachments - an immediate report in any case in which an attachment or encumbrance is imposed on any of the License Assets, its exercise, or revocation of any right whatsoever of the Licensee to the asset.

74.4.6	Holdings report – reported immediately as stated in section 19.3 above.

74.4.7

Annual income report - details of all the Licensee’s income, detailing separately the Licensee’s income from subscription fees, its income from Channel Producers and from Special Licensees, and any other income.  The details shall relate to the period of the report, according to the dates the income was received and giving details of the services and Broadcasts for which it was received.  The report shall be audited by an accountant.

The Licensee shall give this report to the Council and the Director.

74.4.8

Annual financial reports and pro forma balance sheet - a report on the Licensee’s financial and business activities, including financial reports audited by an accountant and a balance sheet and  profit and loss statement for the period of the report.  At the request of the Council or the Director, the following shall also be attached to the report:

74.4.8.1

A detailed pro forma balance sheet for the next year’s activity and a comparative report between the financial activity of the year to which the report relates and the pro forma balance sheet submitted in the framework of the previous business report;

	74.4.8.2	Cash-flow report;

	74.4.8.3	An update of the business plan for the rest of the License Period.

The Licensee shall give this report to the Council and the Director.

74.4.9

Quarterly deposits report - the Licensee shall submit to the Council the quarterly report of deposits made in respect of End Equipment.  The report shall detail the type of equipment installed and its value, the sums and dates of the deposits, and the deposits returned.

The Licensee shall give this report to the Council and the Director.

74.4.10	Half-yearly PPV report - the Licensee shall submit to the Council a half-yearly report detailing all of the following:

		74.4.10.1	Its income from PPV Broadcasts during the report period;

74.4.10.2

Details of the transmissions broadcast during the report period in the framework of the PPV services, noting the age of production of locally-produced transmissions, number of screenings, times of screening of each transmission and the genre of the transmissions broadcast (without affecting the Licensee’s right to determine the type of transmissions broadcast); including details of Broadcasts of live events broadcast during the period and the rate charged in respect of any transmission that is not a movie;

		74.4.10.3	The overall number of Subscribers receiving PPV services and the overall scope of orders for transmissions made by them.

74.5	Reports on technical matters:

74.5.1

Half-yearly inspections report with regard to Broadcasts delivered at delivery points at the entrance to the Broadcasting Center - a report on implementation of the periodic inspections detailed in section 58 of the License and in Appendix I1, and their findings.

The Licensee shall give this report to the Council and the Director.

74.5.2

Special or additional inspection report - a report on a special inspection which the Director has asked the Licensee to carry out in accordance with Appendices I1 or I4 and sections 58, 59 and 60 of the License.  The report shall be submitted on the date and in the format determined by the Director in his demand.

The Licensee shall give this report to the Council and the Director.

74.5.3

Special incident report - a full and detailed report with regard to any incident substantively affecting or liable to affect the supply or quality of Broadcasts given to the Licensee’s Subscribers in general or to a group of at least 250 Subscribers (hereinafter: the “Special Incident”). The report shall be given immediately after the Special Incident occurs, in the fastest possible manner, and shall contain full and detailed information about the incident, including its location, the scope of its influence and the steps taken to bring it to an end, to repair the damage and to restore the scope and quality of the Broadcasts to full working order.

The Licensee shall give this report to the Council and the Director.

Chapter 13: The Licensee’s payments, responsibility,
insurance and guarantee

75.	Royalties

The Licensee shall pay royalties as stated in section 6 of the Franchise Regulations or in any law or agreed provision by which it shall be replaced, with the necessary changes.

76.	Responsibility and insurance

	76.1	Definition of the scope of liability

In this section, “Use of the License” means - implementing, distributing and supplying Broadcasts, whether by the Licensee itself or by means of another on its behalf, including its employees, contractors, agents or representatives.

	76.2	Licensee’s responsibility

76.2.1

The Licensee shall bear responsibility, under any law, for any case of death, damage or loss caused to person or property, directly or indirectly, from Use of the License or as a result of its Use, and subject to any law.

76.2.2

In making Use of the License, the Licensee shall take all reasonable means to prevent damage or loss to person or property, and if damage or loss is caused as a result of Use of the License, the Licensee shall repair the damage at its expense and compensate for the damage, all subject to any law.

76.2.3

The Licensee shall indemnify the State and the Council for any financial liability of any kind whatsoever, direct or indirect, for which they are liable towards a third party as a result of Use of the License or due to its Use. Indemnification of the State under this section shall be insured by the Licensee by means of cross liability insurance, with the State and the Council named as “insured parties” under the insurance policy.

76.2.4

Without derogating from the generality of that stated, the State of Israel, the Council, and/or anyone on their behalf shall not be responsible towards any third party for damage caused as a result of an act or omission of the Licensee, and/or anyone on its behalf, relating to Use of the License.  The Licensee shall indemnify the State of Israel and the Council in respect of any damage or expense caused to them as a result of said claim.

76.3	Drawing up an insurance contract

76.3.1

Without derogating from the Licensee’s responsibility under this License, the Licensee shall engage, at its expense, in an insurance contract with an authorized insurer (hereinafter: the “Insurance Contract”).  Said Insurance Contract shall be valid throughout the period of validity of the License.

76.3.2

The Insurance Contract shall include insurance cover for the Licensee, including its employees, contractors, agents or representatives, for any financial liability that it is liable to incur under any law as a result of Use of the License or due to its Use, including for third party risks, including due to damage caused as follows:

		76.3.2.1	Third party liability (with a special limit of liability that shall be no less than the shekel equivalent of $3,000,000 per case and per period);

		76.3.2.2	Employer’s liability (with a limit of liability that shall be no less than the shekel equivalent of $2,000,000 per case and per period);

		76.3.2.3	Liability in respect of a libel suit (with a limit of liability that shall be no less than the shekel equivalent of $1,000,000 per case and per period);

		76.3.2.4	Damage or loss to property used by the Licensee for implementing this License (with a limit of liability that shall be no less than the shekel equivalent of $2,000,000 per case and per period).

76.3.3

The Licensee shall produce for the Council confirmation from an insurance company (hereinafter: the “Insurer’s Confirmation”) in the form attached as Appendix L of this License.  To the Insurer’s Confirmation, the Licensee shall attach a copy of the Insurance Contract, including all parts and appendices, if so required by the Council; the Licensee shall produce for the Council, on request, the opinion of an insurance consultant confirming that the Insurance Contract unconditionally covers all that is required as stated in this License.

	76.3.4	Acquiring insurance as stated in this section of the License does not derogate from the obligation and the liability of the Licensee under any law.

	76.3.5	The Licensee shall present to the Council confirmation of payment of the insurance premium or confirmation of renewal of the insurance policy.

76.4	Terms of the Insurance Contract

76.4.1

The Licensee shall present to the Council, on request, confirmation from the insurer that the Insurance Contract is valid, that there is no delay in the Licensee’s payments of the insurance premium and that there are no notices pending with regard to cancellation, suspension, limitation, amendments or termination of the period of the Insurance Contract.

76.4.2

The Insurance Contract shall include a section by which the insurer undertakes to inform the Council, by registered mail, at least 45 days prior to the date of renewal of the Licensee’s insurance, if up to that date renewal of the insurance has not been agreed.

76.4.3

The Insurance Contract shall set out conditions by which in any event that the insurer wishes to cancel the Insurance Contract, for any reason whatsoever, including due to non-payment of the insurance premium or breach of the Insurance Contract, it must inform the Council of this in advance, no less than 90 days before the actual date of cancellation of the Contract, as a condition for canceling the Insurance Contract.

76.4.4

If warning of cancellation of the Insurance Policy is sent as stated, the Licensee shall act immediately to remove the cause of cancellation, or shall act immediately to obtain an alternate Insurance Contract, as stated in this section 76, and shall report to the Council on its actions.  Should the reason for cancellation be non-payment of the insurance premium by the Licensee, the Council may pay the insurance premium in its place and may foreclose the bank guarantee, or any part thereof, in order to recover sums expended in payment of the insurance premium, or collect them from the Licensee in any other manner.

76.4.5

Should the Licensee agree to cancellation of the Insurance Contract by the insurer, or itself request cancellation of the Insurance Contract, the Licensee shall first draw up an Insurance Contract with another authorized insurer in such a manner as to ensure that the new Insurance Contract comes into force prior to the expiry of the previous contract.  The new Insurance Contract shall be given to the Council, together with the Insurer’s Confirmation in accordance with section 76.3.3 above, at least seven days prior to its coming into force, and it shall be subject to the provisions of this section.

76.4.6

Without derogating from that stated in section 76.4.5 above, if the Licensee requests or agrees to cancellation of the Insurance Contract it shall inform the Council at least 45 days before actual cancellation of the contract.

76.4.7

The Insurance Contract shall include an explicit section with regard to waiving the insurer’s right of subrogation or right of recourse towards the State or the Council or anyone acting on their behalf.

77.	Guarantee of fulfillment of the License terms

	77.1	The guarantee and its exercise

77.1.1

The Licensee shall produce for the Council an unconditional bank guarantee in favor of the State of Israel in the form appearing in Appendix M of the License, in the amount of NIS 9 million, to guarantee the Licensee’s obligation and liabilities in its actions as licensee, including its liabilities under the provisions of the law, the Council Resolutions and Rules and the terms of this License.  Production of said guarantee is a condition for granting the License to the Licensee.

77.1.2

The Licensee is responsible, throughout the License Period or at any other time, for maintaining Broadcasts in accordance with the instructions of the Minister under Article 6xii of the Law or in accordance with the Regulations drawn up by virtue of said Article, and for one year after said date, the State shall hold a valid guarantee as stated in section 77.1.1 above and in said amount.

77.1.3

Should the Council see that the Licensee has not discharged its obligations under the License, within 60 days of the end of the validity of the guarantee, the Council may require the Licensee to extend the validity of the guarantee or produce a new guarantee, for a period to be determined by it, and the provisions of this section 77 shall also apply to the new guarantee.

77.1.4

Should the sum of the guarantee be forfeited, in whole or in part, for any reason whatsoever, during the period stated in section 77.1.2, the Licensee shall give the Council, within seven days of said forfeiture, a letter of guarantee in the identical format, in an amount making up the sum of the guarantee to the total NIS 9 million, immediately on receiving a demand to make up the sum of the guarantee.

77.1.5

Should the sum of the guarantee not be made up as stated in section 77.1.4 above, the Council shall be entitled to foreclose the entire balance of the guarantee, in addition to its authority to cancel, limit or suspend the License.

77.2	Purpose of the guarantee

77.2.1

The guarantee shall serve, among other things, to ensure that the terms of the law, the terms of the License, the instructions of the Council and the instructions of the Minister in matters under his authority, with regard to matters relating to the License are fulfilled by the Licensee, and to enforce them, and to compensate and indemnify the  State and the Council for any damage, payment, loss, deficit or expense caused or liable to be caused – directly or indirectly – as a result of or due to non-fulfillment of the License terms, in whole or in part, on time and in full, or due to cancellation, restriction or suspension of the License.

77.2.2

Without derogating from that stated above, the guarantee shall serve to ensure fulfillment of the Licensee’s obligations and to guarantee payments owed by the Licensee, including payment of royalties or payment of a financial sanction imposed on it due to infringement of the terms of the License or provisions of the Law or the Rules.

77.2.3

Should the License be cancelled, restricted or suspended, the Council may instruct that the sum required to fulfill the Licensee’s obligations or to prevent harm to the Licensee’s Subscribers be forfeited from the guarantee, and instruct as to the use to which the guarantee sums be put.

77.3	Forfeiture of the guarantee

77.3.1

The Council or the Minister, in subjects under his authority according to this License, may instruct that the guarantee be exercised, in whole or in part, as stated in this section, due to breach of the terms of the License, the provisions of the law or the instructions of the Council given thereunder.  The Council or the Minister, as relevant, may give instructions on designating the guarantee sums for realizing the purpose of the guarantee, at their discretion.

77.3.2

Prior to taking a decision with regard to forfeiture of the guarantee, in whole or in part, the Licensee shall be given advance and reasoned warning of 14 working days and shall be able to present its position and arguments.

77.4	Retention of remedies

77.4.1

Forfeiture of the guarantee and the ability to foreclose the guarantee, in whole or in part, shall not derogate from the authority of the Minister or the Council to take other steps against the Licensee, including:

		77.4.1.1	Imposing a financial sanction by virtue of authorization in the Law or the regulations thereunder, including by virtue of Article 37ii1 of the Law;

			77.4.1.2	Changing the terms of the License;

			77.4.1.3	Canceling, limiting or suspending the License.

77.4.2

There is nothing in the sum of the guarantee to limit the Licensee’s responsibility towards the State and the Council to pay in full damage caused to them in cases where liability for payment lies with the Licensee under the License and under any law.

77.4.3

Forfeiture of the guarantee, in whole or in part, shall not derogate from the right of the State and the Council, including by means of the Minister or the Council, to demand in any way the upholding of the obligations to which the Licensee is committed under this License or under any law.

78.	Miscellaneous

	78.1	Financial sanction against the Licensee

The imposition of a financial sanction against the Licensee by the Chair or the Director shall be subject to the provisions of Articles 37ii1 – 37ix of the Law.

	78.2	The License as an exhaustive document

78.2.1

The rights, obligations and authority of the Licensee in all matters relating to implementing, distributing and supplying the Broadcasts originate in the Law, in the Council Resolutions and in this License, and arise solely therefrom.

78.2.2

The Licensee may not claim the existence of any right, permission or authority based on information, a promise, an undertaking, a presentation, proposal, understanding, publication, minutes, discussion or declaration outside of the License, whether written or verbal, whether before the License is granted or after it is granted.

78.2.3

There is nothing in that stated above to derogate from any obligation that the Licensee has undertaken, whether in writing or verbally, whether as a declaration in the framework of its application or in the framework of clarifications given to its application, and additional obligations undertaken after submission of the application.

		78.2.4	There is nothing in that stated in the License to derogate from the obligation of the Licensee to act in accordance with any law or resolution of the Minister or the Council.

78.3	Retention of responsibility

78 .3.1

There is nothing in the authority given by the Council, the Chair, the Minister, the Director or anyone on their behalf under this License to impose upon them or anyone acting on their behalf any responsibility imposed by virtue of the License upon the Licensee, and there is nothing in it to harm, derogate or remove from the Licensee’s responsibility as stated in the provisions of the License and under any law.

78.3.2

Any authorization, permit or license given to the Licensee for the purpose of this License or in the framework thereof, whether given before the License or after it, shall not impose upon the State or the Council any responsibility towards the Licensee and shall not serve as an argument in defense of the Licensee with regard to any third party claim.

78.4	Retention of authority

The authority of the Council under this License shall not derogate from its authority in the provisions of the Law and the Council Resolutions.

78.5	Broadcasts in times of emergency

The Licensee shall prepare to broadcast announcements in the event of emergency or for reasons of State Security as stated in Article 6xxii of the Law, in accordance with the provisions of Appendix I9 of the License.

78.6	Data protection

Without diminishing the provisions of the Privacy Protection Law 1981[24], the Licensee shall implement and maintain an organizational and technical mechanism to safeguard the information it possesses concerning its subscribers from loss, damage or delivery to anyone who is not so authorized.

78.7	Holding the License documents

78.7.1

Without derogating from that stated in the Freedom of Information Law 1998[25], the Licensee shall keep the License documents in its office for study by the public and on the Licensee’s Internet site; if the terms of the License are changed, the Licensee shall append the text of the change to said License documents.

24 Code of Laws 5741, p. 128.

25 Code of Laws 1167, 5758, p.226; 5760, p.194.

	78.7.2	Notwithstanding that stated in this section above, the Licensee is not obliged to present for public study these documents, appended to the License:

		78.7.2.1	Appendix B of the License - Information with regard to the Licensee’s Corporation;

		78.7.2.2	Appendix I of the License - Technological instructions;

		78.7.2.3	Appendix L of the License - Confirmation of insurance and auxiliary documents;

		78.7.2.4	Appendix M of the License - Letter of guarantee;

		78.7.2.5	Additional parts of the License regarding which the Council has determined that their revelation may damage commercial or business confidentiality.

	78.7.3	The Council may publish the License, other than the appendices detailed in section 78.7.2 above, in any manner it sees fit.

78.7.4

The original License documents are the property of the State and are deposited with the Licensee so long as the License is valid; should the License be cancelled or expire, the Licensee shall return said documents to the Council.

78.8	Giving notice

78.8.1

Notice with regard to this License or its implementation shall be given in writing and delivered by hand, by facsimile or by registered mail.  Notice sent by facsimile with confirmation of delivery is taken to have been received by the addressee by 24 hours after it has been sent; registered mail with confirmation of delivery is taken to have reached the addressee within 72 hours of the time it is handed over for delivery.

78.8.2

Any notice or application by the Licensee to the Council with regard to this License shall be delivered or sent by means of the Chair to the address determined by the Council, or any other address as notified by the Council from time to time.  Notice or applications by the Licensee to the Minister shall be sent by means of the Director and the provisions of this section shall apply with the necessary changes.  The provisions of this section shall apply, with the necessary changes, to notice or applications by the Licensee to the Director.

78.8.3

The address of the Licensee for the purpose of receiving notification is as given at the time of submission of the application for the License.  The Licensee shall inform the Chair and the Director of any change to said address and the change shall become valid on written confirmation from the Chair.  Said change shall also be noted in any public announcement as determined by the Council.

***

Amendment to the Broadcasting License

Resolution of the Council for Cable and Satellite Broadcasting from its meeting on March 6, 2003

Minutes 7/2003

Resolution no. 1-7/2003: Amendment to the General Licenses for Cable Broadcasts of the Matav Group

By virtue of its authority under Article 6viii(c) pf the Communications Law (Telecommunications and Broadcasts) 5742 – 1982, and Section 11.2 of the General Licenses for Cable Broadcasts given to Matav Cable Systems Media Ltd. and to Cable Systems Media Haifa-Hadera Ltd. (hereinafter: the “Licenses”) and at the request of the Licensees from February 26, 2003, the Council has resolved to amend the Licenses as follows:

In Section 46.9 of the Licenses, the words: “the total deposit proposed to Subscribers in the loan alternative” shall be replaced by: “the value of the End Equipment leased to the Subscriber as stated in Section 46.1 above”, and the words: “the sum of said deposit” shall be replaced by the words: “said value of End Equipment”.

Appendixes to the General License for Cable Broadcasts for
Matav Cable Systems Media Ltd.

Appendix A: License Area

The Area as referred to in this License shall be as detailed below:

The Golan Heights, Bat Yam, Safed, Holon, Kiryat Shemona, Kinneret, Netanya

The boundaries of the Area shall be determined in accordance with the detailed maps of the franchise areas signed by the Minister on the date of signing the Franchise Regulations, copies of which are deposited for public perusal in the Ministry of Communications in Jerusalem.

1

Appendixes to the General License for Cable Broadcasts for
Matav Cable Systems Media Ltd.

Appendix H: Tariffs

a.	General

1.

The provisions of this Appendix are subject to the provisions of the Telecommunication Regulations (Franchise) 1987, the provisions of Regulation 10 of the Telecommunications Regulations (combination of broadcasting station and regional mast system) 1987, with the necessary changes, and the provisions of Chapter 8 of the License.

2.	Without derogating from the generality of that stated above, it is clarified that:

		i.	The tariffs detailed below are maximum rates that the Licensee may collect from its Subscribers, as amended from time to time in accordance with the provisions of the law and the License.

		ii.	The Licensee may link payments to the Index in accordance with the provisions of Chapter 8 of the License; for this purpose, “base Index” – the Index of February 2002.

3.	VAT shall be added to the tariffs given in this Appendix at the rate prescribed by law, as it may be from time to time.

b.	Maximum tariffs for broadcasts and broadcasting services

1.	Installation fee for Subscriber in apartment

In this section, “Apartment” – grounds that are a residential apartment or residential home, even if not used for residential purposes, within the same building.

1.1

In respect of connecting a Subscriber to the Network, including the installation of a single socket in the Subscriber’s grounds and analogue End Equipment, if required in order to receive the Basic Broadcasts, and all in the framework of the connection to the Network: NIS 285.

	1.2	In respect of installation of an additional socket and analogue End Equipment, if required in order to receive the Basic Broadcast, and all in the framework of the connection to the Network: NIS 185.

	1.3	In respect of relocating a socket, in the framework of the connection to the Network: NIS 185.

	1.4	In respect of installation of analogue End Equipment that is essential for receiving Additional Broadcasts requested by the Subscriber, including giving the right to use said equipment: NIS 42.

2

It is clarified that there shall be no charge for the installation of analogue end equipment as aforesaid for a subscriber who did not choose to receive premium broadcasts, and the equipment is needed for receiving of the basic broadcasts.

1.5

In respect of the services listed in sections 1.2 – 1.4 above, other than in the framework of the connection to the Network: for installing a socket- NIS 236; for relocating a socket- NIS 236; for installing analogue end equipment- NIS 85.47

It is clarified that service given out of the framework of the initial installation, caused by deed or failure of the Licensee shall be considered as given in the framework of the initial installation.

2.	Installation fee for another Subscriber

In this section, “Another Subscriber” – a Subscriber in grounds which are not an apartment and are within the same building.

	2.1	In respect of installation of networking on a floor, including one socket and analogue End Equipment, if required in order to receive the Basic Broadcasts: NIS 450.

2.2

In respect of installation of an additional socket on the floor and analogue End Equipment if required in order to receive the Basic Broadcasts, all in the framework of the initial installation: the sum determined for installation as dated in section 1.2 above.

2.3

In respect of installing additional sockets and analogue End Equipment, if required in order to receive the Basic Broadcasts, other than in the framework of the initial installation: there shall be a charge of NIS 170.94 in addition to the sum stated in section 2.2 in respect of each installation call-out.

It is clarified that service given other than in the framework of the initial installation, due to deed or failure of the Licensee, shall be considered as given in the framework of the initial installation.

	2.4	In respect of the services listed in section 1 above for which no rate has been determined in this section: the sums stated in section 1 above, as relevant.

3.	Other service in the Subscriber’s grounds

Payment for a visit by a technician, at the request of the Subscriber, in circumstances that are not the responsibility of the Licensee under the terms of the License, such as: adjusting a television set or connecting a VCR device, other than in the framework of the installation or relocation of the relevant socket, and in the absence of liability by the Licensee: NIS 85.47.

4.	Subscription fee

	4.1	In respect of the Basic Broadcasts by the analogue broadcasting method:

		4.1.1	In the Kinneret and Netanya sub-Areas: NIS 139.62 per month;

3

		4.1.2	In the Golan Heights, Safed and Kiryat Shemona sub-Areas: NIS 140.57 per month;

		4.1.3	In the Holon and Bat Yam sub-Areas: NIS 148.30 per month.

4.2

In respect of the Subscriber’s use of an additional socket in a private residential home or private residential apartment: 15% of the monthly subscription fee for the Basic Broadcasts, as valid at the time.

4.3

For a resident in an old age home, for a single socket: 75% of the monthly subscription fee for Basic Broadcast by the analogue broadcasting method, as valid at the time. For each additional socket: the sum determined in section 4.2 above.

“Old Age Home” – an institute serving as a residential home for elderly people who do not run an independent household, operating as a not-for-profit institution as authorized by the Value Added Tax authorities, where the state participates in funding the residents’ accommodation or in funding other activities. For this purpose, “Elderly Person” – as defined in the Residential Care Supervision Law 1965.

	4.4	The Licensee shall hand over for approval by the Director any agreement in respect of the supply of Broadcast to hospitals, whether the engagement is with the end consumer or with another.

	4.5	Payment for a Pay Per View movie by the analogue broadcasting method: NIS 14.74.

5.	Unnecessary visit

For an unnecessary visit: NIS 85.47.

4

Appendixes to the General License for Cable Broadcasts for
Cable Systems Media Haifa- Hadera Ltd.

Appendix A: License Area

The Area as referred to in this License shall be as detailed below:

Haifa, Hadera.

The boundaries of the Area shall be determined in accordance with the detailed maps of the franchise areas signed by the Minister on the date of signing the Franchise Regulations, copies of which are deposited for public perusal in the Ministry of Communications in Jerusalem.

1

Appendixes to the General License for Cable Broadcasts for
Cable Systems Media Haifa- Hadera  Ltd.

Appendix H: Tariffs

a.	General

1.

The provisions of this Appendix are subject to the provisions of the Telecommunication Regulations (Franchise) 1987, the provisions of Regulation 10 of the Telecommunications Regulations (combination of broadcasting station and regional mast system) 1987, with the necessary changes, and the provisions of Chapter 8 of the License.

2.	Without derogating from the generality of that stated above, it is clarified that:

		i.	The tariffs detailed below are maximum rates that the Licensee may collect from its Subscribers, as amended from time to time in accordance with the provisions of the law and the License.

		ii.	The Licensee may link payments to the Index in accordance with the provisions of Chapter 8 of the License; for this purpose, “base Index” – the Index of February 2002.

3.	VAT shall be added to the tariffs given in this Appendix at the rate prescribed by law, as it may be from time to time.

b.	Maximum tariffs for broadcasts and broadcasting services

1.	Installation fee for Subscriber in apartment

In this section, “Apartment” – grounds that are a residential apartment or residential home, even if not used for residential purposes, within the same building.

1.1

In respect of connecting a Subscriber to the Network, including the installation of a single socket in the Subscriber’s grounds and analogue End Equipment, if required in order to receive the Basic Broadcasts, and all in the framework of the connection to the Network: NIS 285.

	1.2	In respect of installation of an additional socket and analogue End Equipment, if required in order to receive the Basic Broadcast, and all in the framework of the connection to the Network: NIS 185.

	1.3	In respect of relocating a socket, in the framework of the connection to the Network: NIS 185.

	1.4	In respect of installation of analogue End Equipment that is essential for receiving Additional Broadcasts requested by the Subscriber, including giving the right to use said equipment: NIS 42.

2

It is clarified that there shall be no charge for the installation of analogue end equipment as aforesaid for a subscriber who did not choose to receive premium broadcasts, and the equipment is needed for receiving of the basic broadcasts.

1.5

In respect of the services listed in sections 1.2 – 1.4 above, other than in the framework of the connection to the Network: for installing a socket- NIS 236; for relocating a socket- NIS 236; for installing analogue end equipment- NIS 85.47

It is clarified that service given out of the framework of the initial installation, caused by deed or failure of the Licensee shall be considered as given in the framework of the initial installation.

2.	Installation fee for another Subscriber

In this section, “Another Subscriber” – a Subscriber in grounds which are not an apartment and are within the same building.

	2.1	In respect of installation of networking on a floor, including one socket and analogue End Equipment, if required in order to receive the Basic Broadcasts: NIS 450.

2.2

In respect of installation of an additional socket on the floor and analogue End Equipment if required in order to receive the Basic Broadcasts, all in the framework of the initial installation: the sum determined for installation as dated in section 1.2 above.

2.3

In respect of installing additional sockets and analogue End Equipment, if required in order to receive the Basic Broadcasts, other than in the framework of the initial installation: there shall be a charge of NIS 170.94 in addition to the sum stated in section 2.2 in respect of each installation call-out.

It is clarified that service given other than in the framework of the initial installation, due to deed or failure of the Licensee, shall be considered as given in the framework of the initial installation.

	2.4	In respect of the services listed in section 1 above for which no rate has been determined in this section: the sums stated in section 1 above, as relevant.

3

3.	Other service in the Subscriber’s grounds

Payment for a visit by a technician, at the request of the Subscriber, in circumstances that are not the responsibility of the Licensee under the terms of the License, such as: adjusting a television set or connecting a VCR device, other than in the framework of the installation or relocation of the relevant socket, and in the absence of liability by the Licensee: NIS 85.47.

4.	Subscription fee

	4.1	In respect of the Basic Broadcasts by the analogue broadcasting method: NIS 148.31
4.2

In respect of the Subscriber’s use of an additional socket in a private residential home or private residential apartment: 15% of the monthly subscription fee for the Basic Broadcasts, as valid at the time.

	4.3	For a resident in an old age home, for a single socket: 75% of the monthly subscription fee for Basic Broadcast by the analogue broadcasting method, as valid at the time.
For each additional socket: the sum determined in section 4.2 above.

“Old Age Home” – an institute serving as a residential home for elderly people who do not run an independent household, operating as a not-for-profit institution as authorized by the Value Added Tax authorities, where the state participates in funding the residents’ accommodation or in funding other activities. For this purpose, “Elderly Person” – as defined in the Residential Care Supervision Law 1965.

	4.4	The Licensee shall hand over for approval by the Director any agreement in respect of the supply of Broadcast to hospitals, whether the engagement is with the end consumer or with another.

	4.5	Payment for a Pay Per View movie by the analogue broadcasting method: NIS 14.74.

5.	Unnecessary visit

For an unnecessary visit: NIS 85.47.

4

State of Israel
Ministry of Communications

General License
for Matav Infrastructures 2001 Limited Partnership for the
Provision of Fixed Line Domestic Telecommunications
Services

Consolidated version as at 8 Kislev 5763 [November 13, 2002]
     This consolidated version was prepared on the basis of the following documents:

The original license dated	March 27, 2002
Amendment Number 1	November 13, 2002

This combined version was prepared for the convenience of the user; in any case of a discrepancy between this version and the original license, the original license and the amendments  shall be the determining version. This version does not include appendices that have not been published for public perusal.

Ministry of Communications	Tel: 03–5198230 / 264
Engineering and Licensing Department	Fax: 03–5198244
9 Achad Ha’am Street, Shalom Tower Tel Aviv 61290

FOR MATAV INFRASTRUCTURES 2001 LIMITED PARTNERSHIP FOR THE PROVISION OF FIXED LINE DOMESTIC TELECOMMUNICATIONS SERVICES	1

Consolidated version as at 8 Kislev 5763 [November 13, 2002]	1

FOR THE PROVISION OF FIXED LINE DOMESTIC TELECOMMUNICATIONS SERVICES	5

CHAPTER 1 – GENERAL	6

Part A – Definitions and Interpretation	6

Part B – Provisions of Law and Administrative Provisions	17

CHAPTER 2 - THE LICENSE – SCOPE, VALIDITY AND CANCELLATION	18

Part A – Scope and Validity of the License	18

Part B – Changes in the License Conditions and Cancellation Thereof	22

Part C – Structural Separation in Provision of Services	25

CHAPTER 3 – OWNERSHIP, ASSETS AND MEANS OF CONTROL	28

Part A – Restrictions on Transferor of the License and its Assets	28

Part B – Means of Control – Changes and Restrictions	31

Part C – Cross Ownership and Conflict of Interests	33

CHAPTER 4 – DEVELOPMENT, MAINTENANCE AND OPERATION OF THE NETWORK	35

Part A – Establishment and Development of the Network	35

Part B – Supervising Network Development Work	37

Part C – Inspections and Maintenance	39

Part D – Use of Network Frequencies	42

Part E – License Implementation	45

Part F – Infrastructure Services	48

Part G – Operating the Network in a State of Emergency and Security Arrangements	49

CHAPTER 5 – PROVIDING SERVICES TO SERVICE RECIPIENTS	52

Part A – Engaging with Subscribers	52

Part B – Level of Service	55

Part C – Termination or Disconnection of Service	60

CHAPTER 6 – PAYMENT FOR SERVICES	64

Part A – General	64

Part B – Determining Rates and Publicity	66

Part C – Changes in the Rates	68

Part D – Miscellaneous	69

CHAPTER 7 – PAYMENTS FROM THE LICENSEE, LIABILITY INSURANCE AND GUARANTEES	71

Part A – Royalties and Payments	71

Part B – Liability and Insurance	73

Part C – Guarantee for Fulfillment of the License Conditions	76

CHAPTER 8 – SUPERVISION AND REPORTING	78

Part A – Supervising the Operations of the Licensee	78

Part B – Reporting and Rectifying Defects	80

Part C – Enforcing Compliance with the License and its Conditions	82

CHAPTER 9 – MISCELLANEOUS	85

LIST OF APPENDICES	87

APPENDIX A – DETAILS OF THE LICENSEE	88

APPENDIX B – SERVICE AREA AND MILESTONES IN PROVISION OF SERVICES	89

APPENDIX C – ENGINEERING PLAN	91

APPENDIX D – LIST OF THE LICENSEE’S SERVICES	92

APPENDIX E – LEVEL OF SERVICES FOR THE SUBSCRIBER	95

3

APPENDIX F – SECURITY PROVISIONS	100

APPENDIX G – INSURANCE CONTRACT	101

APPENDIX H – BANK GUARANTEE	102

APPENDIX I – SERVICES PROVIDED TO THE SECURITY FORCES	103

State of Israel
Ministry of Communications

General License
for the Provision of Fixed Line Domestic
Telecommunications Services
for Matav Infrastructures 2001 Limited Partnership

Granting of License

By the power invested in me under the Communications (Telecommunications and Broadcasts) Law, 5742 – 1982, and my other powers under any law, I grant a license toMatav Infrastructures 2001 Limited Partnership, to establish a fixed line public telecommunications network, to maintain and operate it and to implement telecommunications operations and provide fixed line domestic telecommunications services by means thereof, as specified in this License.

The license is granted for the period specified in the License and subject to its conditions as follows:

Chapter 1 – General

Part A – Definitions and Interpretation

1.          Definitions

1.1          In this License:

The “Service Area” -

A geographic Area, described in Appendix B, in which the licensee is required to establish, maintain or operate the Network and supply, by means thereof, telecommunications services to the general public as specified in the License;

“Israeli citizen” -	As defined by the Citizenship Law, 5712 – 1952[1];

“Type Approval”	Approval granted under law to a model of end equipment for the purpose of its connection to the public telecommunications network;

The “Treaty”	The Constitution and the treaty of the International Telecommunications Union (ITU) and the relevant administrative regulations for radio and telephone, as these shall be valid from time to time;

“Means of Control”	In a corporation – all of the following:

(a) Voting rights in the general meeting of a company or in a corresponding entity of another corporation;

(b) The right to appoint a director or a general manager;

(c) The right to participate in the Corporation’s profits;

(d) The right to distribute the balance of the Corporation’s assets, after discharging its obligations, at the time of its dissolution;

“Telecommunications”	Broadcast, transfer or reception of characters, signals, writing, visual forms, sounds, or information by means of wire, wireless, optical systems or other electromagnetic systems;

1 Code of Laws 5712, p. 146; 5752, p. 362.

The “Licensee”	Matav Infrastructures 2001 Limited Partnership;

“Interested Party”	A party holding 5% or more of a certain type of means of control;

“Licensee”	Capital party that has received a general or special license to implement telecommunications operations and provide telecommunications services;

“Licensee for Cable Broadcasts” -	A party that has received a general license for cable broadcasts or a special license for cable broadcasts pursuant to Article 6i of the Law;

“Board of Directors” -	Including a corresponding body in another corporation;

“Technical Requirements and Quality of Service”

Standards of availability and quality of service, standards for telecommunications facilities and telecommunications services and instructions for installation, operation, updating and maintenance, all pursuant to this License and as the Director shall instruct from time to time with regard to the services of the Licensee;

“Holding”

With regard to means of control in a corporation – directly or indirectly, whether alone or jointly with others, including through another, including a trustee or agent, or by means of a vested interest pursuant to an agreement, including the choice of a holding that does not derive from convertible securities or in any other manner;

“Agreement”	A uniform agreement which serves as an engagement between the Licensee and the subscriber, for provision of the Licensee’s services, in whole or in part;

“Substantial Influence”

The ability to have real influence in the activities of the Corporation, whether alone or jointly with others or by means thereof, whether directly or indirectly, by virtue of the holding in the means of control therein or in another corporation, including ability deriving from the articles of association of the Corporation by virtue of a written, oral or other form of contract, or an ability deriving from any other source, except for ability deriving solely from fulfilling the function of an officer in the corporation;

Without derogating from the generality of that stated, a person shall be deemed to have substantial influence in a corporation if he holds twenty five percent (25%) or more of any means of control in the Corporation;

“Company” -	Including another corporation, and including a partnership;

“Parent Company”	A company with Substantial Influence in another company;

“Company in Privity”	A parent Company, a subsidiary, a fellow subsidiary, a company that is an interested party, an affiliate, an associated company, a related company or a partner company;

“Subsidiary”	A company in which another company has Substantial Influence;

“Affiliate”	A company in which another company is an interested party;

“Associated Company”

A company whose investments in another company are twenty five percent (25%) or more of its equity capital, whether in shares or in another manner, other than a loan given in the course of its regular business;

“Fellow Subsidiaries”	Companies in which a party with substantial influence in one also has substantial influence in the other;

“Related Companies”	Companies in which a party with substantial influence in one is also an interested party in the other;

“Partner Companies”	Any one of the following:

a. Companies which both have substantial influence in a third company;

b. Companies which are both associated companies of a third company;

c.	Companies where one of them is an associated company of a third company and the other has substantial influence therein;

The “Broadcasting Company”

A company that is linked to the Licensee which has received a general license for cable broadcasts by means of the Network; for the purposes of this License – Matav Cable System Media Ltd. and Cable Systems Media Haifa – Hadera Ltd., jointly or severally, as the case may be;

The “Law”	The Telecommunications (Bezeq and Broadcasts) Law, 5742 – 1982[2];

“Jointly With Others”

A permanent collaboration; a permanent collaboration shall be deemed, with regard to an individual – the individual, the individual’s relative and a corporation in which one of them has a controlling interest, and with regard to a corporation – the Corporation, whoever holds the controlling interest therein, and one in which one of them holds a controlling interest;

“Security Forces”	Each of the following: the Israel Defense Forces, the Israel Security Agency (ISA), the Institute for Intelligence and Special Tasks (Mossad), and the Israel Police;

“Applicant”	A party that applies to the Licensee to become a subscriber;

“Sector of Activity”

A field of services including data communications and transmission service, telephony service, mobile radio telephone (MRT) service, international telecommunications service, multichannel broadcasting service to subscribers and so forth, provided throughout the country or part thereof;

“Index”	The Consumer Price Index published by the Central Bureau of Statistics from time to time or any other index that shall replace it;

“Monopoly”	As defined in Section 26 of the Trade Restriction Law, 5748 – 1988[3]

2 Code of Laws 5742, p. 218; 5761, p. 530

3 Code of Laws 5748, p. 128; 5760, p. 113.

“Interface”	The physical meeting between various functional telecommunications units, including by optical or wireless means;

“Telecommunications Facility”	A facility or installation that is intended fundamentally for telecommunications purposes;

The “Director”	The Director General of the Ministry of Communications or anyone he has empowered in the matter of licenses in general or in the matter of this License, in general or for a specific matter;

“Subscriber”	A party bound by an engagement agreement with the Licensee for the purpose of receiving the latter’s services as an end user;

“Other Telecommunication Infrastructure company”	A party that has received a Telecommunication Infrastructure license in accordance with the application submitted pursuant to the provisions of mark C1 in Chapter B1 of the Law;

“General Operator”	A general licensee, a general licensee for cable broadcasts or a licensee for satellite broadcasts;

“Substantive Operator”

A general operator with the ability to actually influence the competition in the sector of activity; without derogating from the generality of that stated, a party that, alone or jointly with a parent Company, a subsidiary or a fellow subsidiary, holds a market share of twenty five percent (25%) or more shall be deemed a substantive operator; a general operator shall be presumed to be substantive if it meets one of the following:

(a) it holds the largest market share in the sector of activity;

(b) there is an economic, technological, legal or other impediment significantly redistricting the transfer of subscribers from it to another general operator in the same sector of activity;

(c)

it is operating in the sector of activity for which there is an entrance barrier that significantly limits the ability of another general operator to provide services in the same sector of activity, provided that its market share is not negligible; in the matter of this definition:

“Market Share” – a proportional rate of the overall income from the number of subscribers or from the scope of traffic in the sector of activity, all as relevant;

“Service Recipient”	A subscriber or service supplier;

The “Ministry”	The Ministry of Communications;

“Officer”

A person serving as a director, general manager, chief business manager, assistant general manager, deputy general manager or fulfilling a function as stated in a company, even if his title is different, and another manager who is directly subordinate to the company’s general manager or a person who fulfills corresponding functions in another corporation;

“Routing”	Directing a telecommunications message to its destination;

The “License Assets”	The assets required to ensure provision of the telecommunications services by the Licensee in accordance with this License;

“Outlet”	An interface to which are connected a public telecommunications network on one side and end equipment on the other, a private network or another public telecommunications network, as the case may be;

“Service Provider”	Another licensee, including a general licensee for cable broadcasts that provides its services to its subscribers through a Network;

“Transmission Artery”	Transmission lines, including cable, optical means, wireless means or a combination of these, which serves for transmission between telecommunications facilities;

“Telecommunications Operation”	Operation of a telecommunications facility, its installation, construction or maintenance, all for the purpose of telecommunications;

The “Ordinance”	The Wireless Telegraph Ordinance [New Version], 5732 – 1972[4];

“End Equipment”

Telecommunications equipment for the use of a subscriber, which is connected or intended for connection from the premises of the subscriber or from any other location to a public telecommunications network by means of the interface designated therefor, directly or through a private network;

“PTP Line” (Point to Point)	The transmission artery that connects two points in a permanent link, physically or logically, including through a switching network;

“Relative”	Spouse, including common-law spouse, parent, grandparent, child or grandchild, sibling, and the spouse of any of these;

The “License”	This license with its appendices as it shall be updated from time to time;

“Telecommunication Infrastructure License”	A general license to provide fixed-line domestic telecommunications services;

The “Network”	The Licensee’s fixed line public telecommunications network;

“Public Telecommunications Network”

A system of telecommunications facilities that serves or that is intended to serve for the supply of telecommunications services to the general public throughout the country or at least in the service area, including switching and routing equipment, transmission equipment and access network, including MRT system and international telecommunications system, with the exception of end equipment;

“Fixed Line Public Telecommunications Network”	A domestic public telecommunications network, except for an MRT system and an international telecommunications system;

“Access Network”

The components of the public telecommunications network which serve as a link between an exchange and an outlet by means of a linear infrastructure, a wireless infrastructure or a combination of the two;

4 Laws of the State of Israel, New Version 25, 5732, p. 506; Code of Laws 5754, p. 47;  Compendium of Regulations 5752, p. 995.

The “General Partner”	Matav Infrastructures Ltd., which constitutes a General Partner as defined in the Partnerships Ordinance [New Version], 5735 – 1975[5]in the Licensee.

“Use of Infrastructure”

Access to the telecommunications facility of the Licensee, including to the public telecommunications network or to its access network, in whole or in part, and the possibility of utilizing them for the purpose of implementing telecommunications operations and providing telecommunications services by means thereof, including installing a telecommunications facility of another licensee in the telecommunications facility or on the premises of the Licensee;

“Telecommunications Service”	Implementing telecommunications operations for the public;

“Domestic Fixed Line Telecommunications Services”	Fixed line infrastructure, transmission, data communications and telephony services;

“Access Service”	Providing the subscriber with the possibility of receiving the services of the service provider;

“Basic Telephone Service”	Bi-directional switching or routing transmission, including by means of a modem, of speech or speech-related telecommunications messages, such as facsimile signals;

“Telephony Service”	Basic telephone service and services related to this service;

“Transmission Service”	Implementing transmissions for the public;

“Data Communication Service”	The transmission, for the public, of information and software between computers pursuant to a defined protocol; for the purposes of this definition:

“Information” – Data, characters, concepts or instructions, except for software, expressed in computer language, which are stored in a computer or in another means of storage;

5 Laws of the State of Israel, 5735 p. 549, Code of Laws 5759 page 26.

“Computer” – A device that operates by means of software to implement the arithmetical or logical processing of data, and its peripheral equipment, including a system of computers;

“Software” – A group of instructions expressed in a computer reading language which can cause the functioning of a computer or the implementing of an action by a computer;

“Infrastructure Service”

Provision of an infrastructure usage option to another licensee or to a licensee for broadcasts, for the purpose of implementing telecommunications operations, including broadcasts, and for the purpose of providing telecommunications services thereby;

“Licensee Services”	Services which the Licensee is entitled to supply pursuant to the license;

“Control”

The ability to direct the activities of a Corporation, whether alone or jointly with others or by means thereof, whether directly or indirectly, by virtue of the holding in the means of control therein or in another corporation, including ability deriving from the articles of association of the Corporation by virtue of a written, oral or other form of contract, or an ability deriving from any other source, except for ability deriving solely from fulfilling the function of an officer in the corporation;

without derogating from the generality of that stated, a person shall be deemed to have control of a corporation if he holds fifty percent (50%) or more of any means of control in the Corporation, or if he has the ability to prevent the making of business decisions in the corporation, except for decisions dealing with the issue of means of control in the corporation or decisions dealing with the sale or liquidation of most of the business of the corporation or a substantive change therein, as well as rights vested in the minority by virtue of the law;

it is presumed that a person controls a corporation if he holds the largest portion of any means of control whatsoever;

The “Minister”	The Minister of Communications, including anyone to whom he has delegated his authority in whole or in part, in the matter of this License;

“Resident”	As defined in the Population Registration Law, 5725 – 1965[6];

“Transmission”

The transfer of electromagnetic signals or a sequence of bits between certain points, from point to point, or from a point to a number of points by simplex or by duplex; in this definition: transfer – including a switching or non-switching transfer; electromagnetic signals – including optical signals;

“Telecommunication Infrastructure Regulations”

The Communications Regulations (Telecommunications and Broadcasts) (Procedures and Conditions for Obtaining a General License for the Provision of Domestic Fixed Line Telecommunications Services), 5760 – 2000[7]

“Supervisory Regulations”	The Telecommunications Regulations (Supervision of the Operations of the Licensee), 5746 – 1986[8].

1.2

Words and expressions in the License that have not been defined in Section 1.1 or anywhere else in the License, shall have the meaning as stated in the Law, in the Telecommunication Infrastructure Regulations, in the Ordinance or in the Interpretation Law, 5741 – 1981[9] (hereinafter – the “Interpretation Law”), unless implied otherwise by the language of the text or the context.

2.	Interpretation

2.1

The headings of the sections in this License have been provided solely to facilitate reading and they may not be used for the purpose of interpreting or explaining the content of any of the License conditions.

6 Code of Laws 5725, p. 270; 5752p. 180.

7 Compendium of Regulations, p. 886; 5762, p. 434.

8 Compendium of Regulations 4890, 5746 (1.1.1986), p. 362.

9 Code of Laws 5741, p. 302; 5741, p. 30; 5754, p. 358.

15

2.2

In any case of a dispute regarding the interpretation of a provision of the License, including a prima facie discrepancy between the various provisions of the License or between the provisions of the License and another administrative provision given under the Law or the Ordinance, the Minister shall determine the interpretation of the provision, or shall decide in the matter of settling said discrepancy, after the Licensee has been given a suitable opportunity to voice its arguments.

2.3	The provisions of the Interpretation Law shall apply,mutatis mutandis, to the interpretation of this License.

3.	The “blue pencil” principle

3.1

A cancellation or determination regarding the nullity of a condition of the License shall apply only to that condition or part thereof, as the case may be, and it shall not serve, per se, to infringe the binding validity of the License or of any other condition therein, unless the cancellation or nullity necessitates another meaning.

Part B – Provisions of Law and Administrative Provisions

4.	Application of laws and provisions

4.1

In all matters pertaining to the establishment, maintenance and operation of the Network, as well as implementation of telecommunications operations and the provision of telecommunications services, the Licensee shall act pursuant to the provisions of the License and pursuant to the following:

(a) The provisions of the Law and the Ordinance and the secondary legislation thereunder;
(b)

Administrative provisions, including an administrative provision signed on January 15, 2002, regarding granting the option of use, which were given pursuant to the Law, the Ordinance or secondary legislation thereunder;

(c) International treaties to which Israel is a party, concerning telecommunications and radio.

4.2	Any law, administrative provision and treaty, as stated in section 4.1, shall apply to the Licensee as these shall be valid from time to time, including remedies for the breach thereof.

5.	Obligation under any other law

5.1

To preclude doubt, nothing in the granting of the License shall serve to exempt the Licensee from fulfilling an obligation pursuant to any other law, including the obligation to obtain any license, permit, authorization or consent pursuant to any law.

Chapter 2 - The License – Scope, Validity and Cancellation

Part A – Scope and Validity of the License

6.	Scope of the License

6.1

Subject to the provisions of the License and its conditions, the Licensee shall establish, maintain, develop and operate the Network, and shall utilize it for the purpose of implementing telecommunications operations and for the purpose of supplying telecommunications services as specified in the License;

6.2	Subject to the provisions of the license and its conditions, the Licensee shall provide recipients of its services with the services specified in Appendix D;

6.3

Subject to the provisions of the License and its conditions, the Licensee shall be entitled to permit another to implement telecommunications operations through its facilities, insofar as these shall be required for the purpose of receiving the services of the licensee.

6.4

Whereas a request for the merger of the Licensee and others has been submitted to the competent authorities and their decision is expected soon after the date of the granting of the License, and whereas after the expected merger a substantive expansion of the services to be supplied by the merged Telecommunication Infrastructure company is anticipated, including the provision of telephony services:

(a)

If the merger is implemented, the Minister shall be entitled, after weighing,inter alia, the considerations as specified in Article 4 (e) of the Law, to replace the License with another license whose provisions and conditions shall be determined respectively for said expansion of the services;

(b)

If the merger is not implemented by the end of two years from the date of the granting of the License, the Minister shall consider the need for amending the provisions and conditions of the license in order to adapt it to the state of affairs at that time, particularly in relation to the lack of a merger framework and in relation to the possibility of expanding the services of the Licensee without a framework as stated.

6.5	The Licensee shall provide its services in the Service Area pursuant to the License provisions and pursuant to any law.

6.6

The Licensee shall not implement telecommunications operations and shall not provide telecommunications services unless it has been permitted to do so in the framework of the License or in the framework of another license, pursuant to the Law or the Ordinance.

7.	Non-exclusivity

7.1	To preclude doubt, the Licensee shall not have any exclusivity whatsoever in provision of its services.

8.	License period

8.1	The License shall be valid for a period of fifteen (15) years, commencing on the date of the granting of the License (hereinafter – the “First Period”).

8.2	The Minister shall be entitled to extend the validity of the License for additional periods of ten (10) years each, in accordance with that stated in section 9 (hereinafter – “Additional Period”).

9.	Extending the License period

9.1

The Minister shall be entitled, at the request of the Licensee, to extend the validity of the License for an additional period, after weighing the considerations specified in Article 4 of the Law, including all of the following:

(a) The Licensee fulfilled the conditions of the License to the satisfaction of the Minister;
(b) The Licensee fulfilled the provisions specified in section 4.1;
(c) There was no act or omission in the activities of the Licensee that served to harm or restrict competition in the telecommunications field or in the broadcasting field;
(d) The Licensee acted diligently to improve the scope, availability and quality of the telecommunications services, and to update the Network technologically;
(e)

The Licensee is capable of continuing to provide telecommunications services at a high level and is capable of making the required investments for the technological updating of the Network and to improve the scope, availability and quality of the telecommunications services.

9.2	The Licensee shall submit its application to extend the License period within forty five (45) days preceding the period of eighteen (18) months before the date of expiry of the License.

9.3	The Licensee shall attach to its application a summary report including the following:

(a) A report compiling all the annual reports that the Licensee submitted pursuant to this License between the date of commencement of the License and the date of submission of its request;
(b) Comparison of the data specified in the report for each year with those specified for the preceding year as well as explanations of unusual changes in the data;

(c)

A review of the measures, the actions and the investments taken or implemented by the Licensee to improve the scope, availability and quality of the telecommunications services and for the technological development and updating of the Network.

9.4	The summary report pursuant to section 9.3 shall contain up-to-date details and shall be made in the form of an affidavit.

9.5

For the purpose of examining the request of the Licensee to extend the License period, the Minister shall be entitled to demand that the Licensee produce, within a period to be determined and in a manner to be determined, any information and document, and without derogating from the generality of that stated, the Minister shall be entitled –

(a)

to demand that the Licensee attach to the summary report any document for the purpose of verifying the data specified therein, to complete the report or to provide any additional data that was not included therein;

(b) to summon the Licensee to appear before him to respond to questions or to present documents in its possession or in its control connected with the data in the report;

(c)

to demand that the Licensee submit to him an engineering plan describing its plans for the technological updating of the Network and for the advancement of its services in the course of the first five (5) years of the Additional Period;

(d)

to demand that the Licensee present to him a business plan including pro forma reports, balance sheets and cash flow reports for the first five (5) years of the Additional Period, and to give clarifications regarding the planned investments and the manner of financing them.

9.6

The Licensee shall fulfill every demand as stated in section 9.5; should the Licensee be required to appear before the Minister, the CEO of the Licensee or the CEO of the General Partner or anyone they have empowered therefor in writing shall appear.

9.7	Should the Licensee not respond to the demand or the summons as stated in section 9.5 at least twice, the Minister shall be entitled to reject its request to extend the validity of the license.

9.8	The conditions of this License, including any change thereto shall apply to the Additional Period.

10.	Notification of the Minister regarding extension of the License validity

10.1	The Minister shall notify the Licensee in writing of his decision regarding the request to extend the License validity, no later than a year before the end of the License period.

20

10.2

Should the Minister decide to reject the request, after the Licensee has been given a suitable chance to bring its arguments before him, he shall so notify the Licensee in writing, giving reasons for the rejection.

11.	End of the License period

11.1

Should the License period end pursuant to section 8.1, or an Additional Period pursuant to section 8.2,and the validity of the License is not extended, or the License is canceled pursuant to section 13, the Minister shall be entitled:

(a)

to instruct the Licensee to continue operating the Network and to provide its services pursuant to the License for a period that shall be determined (hereinafter in this section – the Period of the End of the Service), until completion of the processes of transferring the Network and the rights and obligations of the service recipients to an alternative licensee, as stated in section 11.2; the Period of the End of the Service shall not exceed, in any case, three (3) years from the date of the instruction.

(b)

should the Licensee not fulfill the instructions of the Minister pursuant to subsection (a) and after the Licensee has been given a suitable opportunity to voice its arguments, to appoint a trustee for the purpose of managing the Network and its operation until a license shall be given to an alternative licensee.

11.2

During the Period of the End of the Service and if an alternative licensee, one or more, has proposed purchasing the Network and the rights and obligations of the service recipients, the Licensee and the alternative licensee shall negotiate for the purpose of the purchase of the Network as stated at its financial value and as a going concern; should said licensees not reach an agreement within six (6) months from the end of the License period, and should the parties not have appointed an agreed-upon arbitrator, the conditions for the purchase of the Network shall be determined pursuant to the principles stated by an arbitrator who shall be appointed by the chairman of the Auditors Council, pursuant to the request of one of said licensees.

11.3

The arbitrator shall give his decision after hearing said licensees and giving them a chance to bring their arguments before him; the decision of the arbitrator shall be given no later than three (3) months from the date of his appointment.

11.4	In this section, Alternate Licensee – a party that has satisfied the Minister that it is qualified to receive a Telecommunication Infrastructure license if the Network is handed over to it.

Part B –  Changes in the License Conditions and Cancellation Thereof

12.	Changes in the License conditions

12.1

Without derogating from the provisions of section 6.4 above, the Minister shall be entitled, at anytime, to change the conditions of the License, to add to them or to detract from them; in this matter, the considerations mentioned in Article 4 (e) of the Law,inter alia, shall be taken into account, as well as the need for adaptation to the changes in international and Israeli regularization and standardization in the field of telecommunications and broadcasting.

12.2	The Minister shall act pursuant to his authority, as stated in section 12.1, after the Licensee has been given a suitable opportunity to voice its arguments.

12.3

The Minister shall be entitled, at the request of the Licensee, to change the conditions of the License, to add to them or to detract from them, and in this matter, the provisions of section 12.1 shall apply.

13.	Cancellation of the License

13.1

The Minister shall cancel the License if one or more of the causes specified in Article 6 of the Law shall exist, or the provisions of Regulation 23 of the Telecommunication Infrastructure Regulations shall cease to exist in the Licensee, including the following:

(a) The Licensee did not fulfill the provisions of the Law, the Ordinance or the Regulations;
(b) The Licensee has breached a substantive condition of the License, including the following:

(1)

The Licensee is not fulfilling its obligations regarding the deployment of infrastructures and the supply of service to all those who request it in the bounds of the Service Area, or regarding the service quality requirements set forth in this License;

(2) The Licensee is not fulfilling the provisions of the License regarding ownership of the infrastructure pursuant to section 21.1.
(3) The Licensee is not fulfilling the provisions of the License regarding the provision of infrastructure services pursuant to section 53;
(4)

The Licensee did not pay the full royalties, the monetary sanctions or other payments imposed upon it under law or the Ordinance at the time appointed therefor by law, in the License or in an instruction given to it in this matter;

(5)

The Licensee is not fulfilling the instructions regarding operation of the Network in time of emergency pursuant to section 54, is not providing services to the Security Forces pursuant to section 55, or is not fulfilling the security provisions pursuant to section 56;

22

(6)

The Licensee did not provide or did not extended a guarantee as required, or did not supplement the amount of the guarantee to the original guarantee amount, in a case in which the guarantee was exercised in whole or in part.

	(c)	The Licensee breached a condition of the License that is not a substantive condition and did not remedy the breach within a reasonable time as instructed by the Minister;
(d)

The Licensee did not begin to provide one of its services pursuant to that set forth in the License or it ceased, restricted or delayed provision of one of its services unlawfully or in contravention of the License;

	(e)	One or more of the qualities that qualified it to be a Licensee ceased to exist in the Licensee, including:

(1) The Licensee ceased to be a company duly incorporated in Israel;
(2) Israeli citizens and residents therein ceased to hold, directly or through a corporation controlled by Israeli citizens and residents, at least 20% of each one of the means of control in the Licensee;
(3)

The CEO, a director who has been given implementational powers or a majority of the directors in a company that is the Licensee, or the holder of a corresponding office in another corporation that is the Licensee are not Israeli citizens or residents;

(4)

An officer in the Licensee was convicted of a crime, whose nature, severity or circumstances render him, in the opinion of the Director, unfit to serve as an officer in the Licensee and he continues to serve in his position despite the demand of the Director that he cease to do so;

(5)

The Licensee, a parent company or subsidiary of the Licensee or an officer in the Licensee are not upholding the provisions of sections 28 or 30 regarding the prohibition on cross-ownership and the prohibition on harming competition;

	(f)	Means of control in the Licensee or control therein were transferred in contravention of that stated in sections 20, 26 or 27, or in contravention of the provisions of any law;
	(g)	The Licensee did not fulfill any of the provisions in Appendix F to the License;
(h)

The Licensee did not disclose, to the Minister or anyone acting on his behalf, information in its possession which it was obligated to disclose by virtue of the provisions of this License or pursuant to law, or the Licensee knowingly provided incorrect information to the Minister or to anyone acting on his behalf.

13.2

Should the Minister learn that the cause of the cancellation, in the circumstances of the matter, does not obligate cancellation of the License, the Minister shall give the Licensee a suitable opportunity to remedy the act or the omission which constitutes cause for cancellation.

13.3

The Minister shall notify the Licensee, in advance, of his intention to cancel the License; he shall state in the notification the cause therefor and shall enable the Licensee, within a period of time that shall be set forth in the notification which shall not be less than thirty (30) days, to voice its arguments with regard to the cause of cancellation, whether in writing or orally, according to the circumstances.

23

13.4

The Minister shall be entitled to summon the Licensee to appear before him and shall be entitled to require that it respond to questions, present documents or provide him with information, data, and documents as this shall be required for the purpose of clarifying the cause of cancellation.

13.5

Should the Minister learn that the cause of cancellation justifies cancellation of the License, the Minister shall be entitled to cancel the License by notification that shall be delivered to the Licensee (hereinafter – the “Cancellation Notice”).

13.6	In the Cancellation Notice, the Minister shall set forth the date on which cancellation of the License shall go into effect.

13.7

The Licensee shall continue to provide the services until the end of the date set forth by the Minister in the Cancellation Notice and shall fulfill the provisions of the License and any instruction giving to it by the Minister in this matter.

14.	Other remedies

14.1

In addition to his authority to cancel the License as stated in section 13, the Minister shall be entitled, upon the existence of the causes specified in section 13.1, to restrict or to stipulate the License, to change its conditions or to exercise  the guarantee given by the Licensee to ensure fulfillment of the conditions of the License, in whole or in part. The procedure specified in the matter of cancellation of the License shall apply,mutatis mutandis, to the restriction or stipulation of the License, and to exercise of the guarantee.

Part C – Structural Separation in Provision of Services

15.	Definitions

15.1	For the purposes of this part:

“Other Licensee”		–	including licensee for broadcasts;
“Internet Subscriber”		–	anyone connected to an Internet provider by means of the Network;
“Internet Service Provider”		–	licensee for the provision of Internet access services
(ISP)

16.	Obligation for structural separation from the Broadcasting Company

16.1	The Licensee shall maintain a structural separation between itself and the Broadcasting Company in the format specified below:

(a)

At least half of the members of the Board of Directors of the Broadcasting Company shall not serve as directors of the Broadcasting Company, and at least one director in the General Partner shall not have any connection with the Licensee and an interested party therein;

(b)

After 12 months have elapsed from the date of the granting of the License, the Minister shall conduct an examination regarding the scope of the required structural separation between the Licensee and the Broadcasting Company while addressing,inter alia, the state of competition in the market, the question of implementing the merger of general licensees for cable broadcasts or other Telecommunication Infrastructure company, the scope of revenues, the scope of services and the scope of activities of the Licensee; the Licensee shall provide the Minister with any information or data that shall be required for the purpose of conducting the examination; in view of the results of the examination and no later than three months from the inception date thereof, the Minister shall, after giving the Licensee a suitable opportunity to voice its arguments, state his decision regarding the relationship between the Licensee and the Broadcasting Company as stated in section 18, and the License shall be amended accordingly.

16.2

Without derogating from the continued application of the provisions of section 16.1 (a), should an additional general license be granted for the provision of cable broadcasts on the Network or should the number of Internet subscribers reach 45,000, the Licensee shall implement a structural separation between itself and the Broadcasting Company in the format specified below:

(a)

Separation between the management of the Licensee and the management of the General Partner, and the management of the Broadcasting Company, including everything connected with the business system, the financial system and the marketing system; for the purpose of this section, the “Management of the Licensee” and the “Management of the General Partner” do not include the Board of Directors of the Licensee or the General Partner.

	(b)	Separation between the assets of the Licensee and the assets of the Broadcasting Company, subject to section 21.1.

(c)

The Licensee and the General Partner shall not employee employees of the Broadcasting Company, and the Broadcasting Company shall not employ employees of the Licensee and employees of the General Partner.

(d)

Without derogating from the obligation of the Licensee pursuant to section 19.2 to determine rules and procedures regarding maintaining the confidentiality of commercial information, and the obligation of an employee of the Licensee, pursuant to said section, to maintain the confidentiality of commercial information, the Licensee and the General Partner shall not employee anyone serving as a director in the Broadcasting Company if, in the framework of the employee’s position in the Licensee or in the General Partner, he is liable to have access to commercial information on the licensee competing with the Broadcasting Company (hereinafter in this section – “Competitor”);

In this matter –
“Commercial Information” – data on a competitor which is not in the public domain and which pertains to one of the following:

		(1)	Customers;
		(2)	The structure of the system of telecommunications facilities, its deployment, the technology by which it operates;
		(3)	Plans for the expansion of the system of telecommunications facilities, changes therein and the operation of new services by means thereof;
		(4)	The quantity, type and objective of telecommunications messages moving through the Network;
(5)

Other marketing or technological plans or activities, information on which was given to the Licensee or the General Partner by a competitor, or other business activities, information on which was classified by a competitor as confidential information.

17.	Obligation of structural separation from an Internet supplier

17.1

The Licensee shall maintain a structural separation between itself and an ISP which is a company connected with it in the format specified,mutatis mutandis, in subsections 16.1 (a) and 16.2 (a), (b), (c) and (d).

18.	Structural separation

18.1

Subject to sections 16 and 17, the Minister shall be entitled, after having suitably invited the Licensee to voice its arguments, to set forth additional restrictions and conditions in the License regarding the relationship between the Licensee and companies connected with it, including with regard to the staffing of  positions and appointing officers, transferring information, the existence of separate corporations or a separate accounting system between activities and regarding technological, geographical or commercial restrictions in infrastructure deployment or in the provision of services.

18.2

Should the Minister see that special circumstances exist making it possible, and after he is convinced that this will not serve to harm competition in the field of telecommunications and broadcasting, he shall be entitled, pursuant to a written request from the Licensee, by way of a license amendment, to determine qualifications to the obligation for structural separation set forth in this Part, under the conditions that shall be determined.

19.	Prohibition on preference

19.1

Without derogating from that stated in Chapter 4 – Part D in the matter of “Use of Frequencies in the Network”, the Licensee shall not discriminate and shall refrain from giving preference to a company connected with it over another licensee in providing service, including in the matter of payment for the service, terms of the service, availability of the service, provision of information pertaining to the service, and in any other manner.

19.2

The Licensee shall determine procedures and rules for maintaining the confidentiality of commercial information and the prohibition on transferring same to a connected company which is competing with another licensee, to which said information relates; these procedures shall set forth,inter alia, restrictions regarding distribution of information in the Licensee and access thereto by employees who are not designated to handle the commercial information in the framework of their jobs; for the purposes of this subsection, “Commercial Information” – as defined in section 16.2 (d).

Chapter 3 – Ownership, Assets and Means of Control

Part A – Restrictions on Transferor of the License and its Assets

20.	Prohibition on transfer of License

20.1	The License, including any of the rights conferred therein, may not be transferred, encumbered or attached.

20.2

Notwithstanding that stated in section 20.1, the Minister shall be entitled, in special cases, and after having weighed the considerations specified in Article 4 (b) of the Law, to permit transfer of the License, in the course of structural changes, provided that he is convinced that all the conditions existing in the transferor exist in the transferee licensee; the Minister shall be entitled to make said transfer contingent upon conditions that must be fulfilled before or after the transfer.

21.	Ownership of the Network

21.1	The Licensee shall be the owner and operator of the Network in accordance with the following format:

During the transfer period, pursuant to the agreement between the Licensee and the Broadcasting Company, the Licensee shall have the exclusive right to use, operate, maintain, develop, and improve the Network, and to implement therein any act pursuant to this License and pursuant to the Law;

At the end of the transfer, the full ownership in the Network shall be transferred to the Licensee;

For the purposes of this matter – the “Transfer Period” – the period from the date of the granting of the License to a date that shall be no later than the end of two years from the date of the granting of the License, or if a merger has taken place between the Licensee and another Telecommunication Infrastructure company, from the date on which the merger shall be implemented, whichever is the earlier of the two.

21.2

Without derogating from that stated in section 21.1, the Licensee shall be entitled to contact the Minister in writing, during the License Period, to request that it be permitted to make use of the telecommunications facilities of another licensee, including by way of the rental or purchase of services. For the purposes of this matter – a permit that was valid immediately prior to the granting of the License, shall be deemed a permit granted pursuant to this section.

21.3

In granting a permit as stated in section 21.2, the Minister shall consider,inter alia, the need to ensure competition in the field of telecommunications and in the field of broadcasting, as well as the level of the services therein, taking into consideration the interest of the public and the interests of the licensees relevant to the matter.

28

21.4

In granting a permit pursuant to section 21.2, the Minister shall be entitled to stipulate conditions, including with regard to the scope of use of the telecommunications facilities of the other licensee, the period of the use and requirements regarding infrastructure development by the Licensee.

21.5

The Licensee shall be entitled to make use of the telecommunications facilities of the Security Forces for the purpose of supplying services to the Security Forces, subject to an agreement with the Security Forces or anyone acting on their behalf.

22.	Restrictions on transfer of the License assets

22.1

The Licensee shall not be entitled to transfer to another or to encumber any of the license assets, including by way of pledge, without the prior written consent of the Minister and in accordance with the conditions determined by him; the Minister shall consent to the transfer or encumbrance of any of the License assets to a third party, if he learns that the Licensee has ensured that exercise of the rights by the third party would not in any way impair the provision of the Licensee’s services, as long as the Licensee is obligated to provide the services pursuant to the provisions of the License, including that provision of the Licensee’s services shall not be impaired or restricted in accordance with the conditions set forth in the License, including conditions pertaining to the level, scope, availability and quality of the services, and that the possibility of renewal of these services shall not be impaired if they had been restricted or ceased prior to exercise of the rights in the License assets.

22.2

Notwithstanding that stated in section 22.1, the Licensee shall be entitled to encumber any of the License assets in favor of a banking corporation operating lawfully in Israel for the purpose of obtaining bank credit, provided that it has given the Director advance notice regarding the intended encumbrance and provided that the encumbrance agreement includes a section under which the banking corporation undertakes that exercise of the rights thereby shall not cause any impairment whatsoever of provision of the services pursuant to this License; for the purposes of this section, “Banking Corporation” – as defined in the Banking Law (Licensing), 5741 – 1981[10], except for a “Foreign Corporation” as defined in the same Law.

22.3

The encumbrance of one of the License assets, implemented lawfully or pursuant to a franchise prior to the granting of the License, shall be deemed an encumbrance made pursuant to the License, until the end of the encumbrance period.

22.4	The provisions of section 22.1 shall not apply to the sale of items of equipment at the time of implementing an upgrading procedure, including the sale of equipment, as stated, by the trade-in method.

10 Code of Laws 5741, p. 232, 5756, p. 318.

23.	Provision of service by means of another

23.1

Should the Licensee wish to provide one of its services, in whole or in part, by means of another acting on its behalf, which is a licensee, it shall contact the Director and request his approval therefor; the Licensee shall attach to its request the agreement between itself and the other licensee; authorization as stated shall not be required for an engagement between the licensee and a person engaging in the sale or installation of End Equipment.

23.2

The Director shall be entitled to approve or reject the request, or to make his approval contingent upon conditions that must be fulfilled, including amendment of the agreement; the Director shall consider,inter alia, to what extent the terms of engagement with the other licensee ensure the maintaining of fair competition, the level of services to the public, fulfillment of the provisions of the license and the obligations of the Licensee pursuant thereto; the Director shall not approve an engagement with another licensee that contravenes the obligations of the Licensee pursuant to the License.

23.3

The engagement with the other licensee shall not serve to derogate from the obligations of the Licensee and from its responsibility to implement its services pursuant to the provisions of the License, and it shall not serve to derogate from the powers of the Minister, the Director or anyone acting on their behalf.

Part B – Means of Control – Changes and Restrictions

24.	Definitions

24.1	For the purposes of this Part and Part C:

“Holding”

Including acquisition, and the two jointly, as these terms are defined in the Securities Law, 5728 – 1968, and including transfer or encumbrance, all without derogating from the definition of “Holding” in section 1;

	“Substantive Holding”	The holding of means of control in the Licensee, as a result of which a person becomes an interested party, a party of substantial influence, or holder of controlling interest in the Licensee;

“Transfer”

For the purposes of means of control – whether directly or indirectly, whether for consideration or without consideration, whether in perpetuity or for a period of time, whether at one time or in parts;

	“Telecommunication Infrastructure company” (Domestic Operator)	A general licensee for the provision of fixed line domestic telecommunications services;

	“Substantive Telecommunication Infrastructure company”	A domestic operator that is a substantive operator in the sector of activity of domestic fixed line telecommunications services.

25.	Details of the Licensee

25.1

Details regarding the legal identity of the Licensee, its corporation, holders of controlling interest therein, holders of substantial influence therein, interested parties therein, officers therein, are specified in Appendix A to the License; the Licensee shall provide the Director, at the beginning of January each year, within the updated Appendix A.

25.2	The Licensee shall report to the Director in writing of any change in the information contained in Appendix A, no later then the end of twenty one (21) days from the date of the change.

26.	Substantive Holding

26.1	No person shall hold a substantive holding without receiving the approval of the Minister therefor.

26.2	A person shall not transfer means of control in the Licensee if, as a result thereof, the transferee shall hold a substantive holding, without receiving the approval of the Minister therefor.

26.3

Any party holding means of control in the Licensee or constituting an interested party therein, shall not be entitled to encumber them in such manner that exercise of the encumbrance shall cause a substantive holding by the creditor, unless the encumbrance agreement includes a restriction under which the encumbrance cannot be exercised without the advance written consent of the Minister. Nothing in the existence of valid encumbrance agreements, to the end of the first encumbrance period set forth therein for the means of control in the Licensee or in an interested party therein, made prior to the granting of this License, which do not included a restriction as stated, shall serve to constitute a breach of this section, provided that exercise of the encumbrance shall not serve to breach the provisions of the Law or the Telecommunication Infrastructure  regulations. For the purposes of this subsection, a party holding 10% or more of certain types of means of control shall be deemed an interested party for the purpose of a substantive holding.

26.4

Any document, including an agreement, pertaining to the incorporation of the Licensee, corresponding to the articles of association in a company limited by shares, shall include all the restrictions set forth in this section; the Licensee shall provide the Director with an up-to-date copy of such a document.

27.	Transfer and acquisition of means of control

27.1

Should means of control in the Licensee be transferred at a rate that causes a substantive holding, without having received the approval of the Minister, the Licensee shall report this to the Minister in writing immediately after the Licensee learns of the transfer and no later than twenty one (21) business days from said date. A transfer as stated in section 26.2 which was not known to the Licensee, shall not constitute a cause for cancellation of the License pursuant to section 13.1 (f).

Part C – Cross Ownership and Conflict of Interests

28.	Prohibition on cross ownership

28.1	None of the following may exist in the Licensee:

	(a)	An interested party in the Licensee is a substantive telecommunication infrastructure company or parent company, a subsidiary or affiliate of the substantive telecommunication infrastructure company;
(b)

An officer in the Licensee is an officer in a substantive telecommunication infrastructure company, or is an officer in the parent company, in a subsidiary or in an affiliate of a substantive telecommunication infrastructure company;

(c)

Notwithstanding that stated, should other restrictions appearing in subsection (a) be fulfilled, they shall not be deemed a breach of one of the License conditions, as long as the Licensee, alone or jointly with the parent company, subsidiary or fellow subsidiary does not hold a monopoly in the sector of activity of fixed line domestic telecommunications services.

28.2

Any of the following may not exist in the licensee, unless the Minister is convinced, pursuant to a written request, that approval of the request would advance competition in the telecommunications field or in the broadcasting field or that it is for the good of the public:

	(a)	An interested party in the Licensee is a telecommunication infrastructure company which is not a substantive telecommunication infrastructure company;
(b)

A party with substantial influence in the Licensee is an interested party in a substantive telecommunication infrastructure company, or an interested party in the party with controlling interest of a substantive telecommunication infrastructure company, or a partner company or and associated company of a substantive telecommunication infrastructure company;

	(c)	Two or more parties with substantive influence in the Licensee are general operators in the same sector of activity, or they have substantive influence in operators as stated.

29.	Provision of service in cooperation with another

29.1

Should the Licensee engage in an agreement to implement a telecommunications service or a telecommunications operation in cooperation with another licensee, or with a licensee for broadcasting[11], a copy of the agreement shall be transferred immediately after signing to the Director.

11 That stated applies after the granting of telecommunication infrastructure  licenses and broadcasting licenses to cable companies.

33

29.2

The Licensee may engage with another licensee in mutual backup agreements to ensure continuity of service, in everything pertaining to an operation or service identical to the operation or service implemented by the Licensee. The Licensee shall inform the Director of any backup agreement as stated.

30.	Prohibition on impairing competition

30.1

The Licensee, any party in which the Licensee is an interested party therein, an officer in the Licensee or an interested party in the Licensee, or an officer in the interested party as stated, shall not conduct any activity by way of act or omission and shall not be a party to any agreement, arrangement, or understanding whatsoever, which are intended or which are likely to reduce or impair the competition in the field of telecommunications or in the field of broadcasting;

30.2

Should the Minister see that the operations of the Licensee are impairing competition in the field of telecommunications or in the field of broadcasting, he shall be entitled to instruct the Licensee, after the latter has been given a suitable opportunity to voice its arguments, of the measures that it must take to prevent the impairment.

     Chapter 4 – Development, Maintenance and Operation of the Network

Part A – Establishment and Development of the Network

31.	Development of the Network

31.1

In all matters pertaining to the deployment, maintenance, operation and development of the Network, including its technical quality and the technical quality of its various components, the Licensee shall act in accordance with the provisions of the License and shall fulfill that stated in the engineering plan – Appendix C to the License.

31.2

The Licensee shall comply with all the rules and specifications set forth by the Ministry, as well as standards determined by standardization organizations in Israel and around the world, or by other international organizations in the wireless and telecommunications field and in any other field, as these shall pertain to the establishment, maintenance, operation and development of the Network, and to the services provided or designated for provision by means thereof.

31.3

The Network shall be deployed, for the purpose of providing infrastructure services to a general licensee for cable broadcasts at every site in the service area, in such manner as to enable compliance with the provisions of section 51.3.

32.	Change of plans in the course of establishment and development

32.1

Should it become apparent to the Licensee that a need has arisen to deviate from the engineering plan, it shall notify the Director to that effect in writing, it shall specify the substance and nature of the change in the engineering plan and it shall attach the updated engineering plan to the notification.

33.	Means of caution and safety, and prevention of nuisance

33.1

The Licensee shall implement the deployment and development works of the Network while taking suitable safety measures at the worksite to prevent injury and damage to people and to property, and to prevent nuisance to the public; should the Licensee be required to implement excavations,  it shall do everything possible to prevent damage to subterranean systems, including telecommunications networks, and for this purpose it shall obtain every permit required pursuant to any law, including an excavation work permit pursuant to Article 53B of the Law.

33.2	Upon completion of the deployment and development work, the Licensee shall clean the worksite and shall return the site to its previous state.

34.	Intersecting electricity and telecommunications lines

34.1

Where electricity lines or electrical facilities exist at a worksite, the obligations imposed pursuant to the Telecommunications and Electricity Regulations (Proximity and Intersection between Telecommunications Lines and Electricity Lines), 5746 – 1986[12] shall apply to the Licensee.

35.	Finding antiquities and guarding sites

35.1

Antiquities, as defined in the Antiquities Law, 5738 – 1978[13], which are discovered at Network setup sites are the property of the State and the Licensee shall take suitable cautionary measures to prevent any damage to them.

35.2

The Licensee shall notify the director of the Antiquities Authority regarding the discovery of an antiquity immediately after the date on which the antiquity was discovered, and no later than three (3) days after the discovery of the antiquity, and it shall obey all the instructions of the Authority director in all matters pertaining to the manner of handling the antiquity.

35.3	In the course of the Network setup work, the Licensee shall prevent, as far as possible, damage to sites of historic or national value or tourism and scenery sites.

35.4	The Licensee shall prevent, as far as possible, damage to structures and trees located in places in which the Network setup and maintenance work is being implemented.

12 Compendium of Regulations 5746, p. 595; 5750, p. 131.

13 Code of Laws 5738, p. 76; 5749, p. 93.

Part B – Supervising Network Development Work

36.	Report on development work

36.1

The Licensee shall submit to the Director, during the entire period of the License, annual reports in which will be specified Network development work implemented during the period of each report. The report shall be submitted by March 31st of each year.

36.2

The reports shall include a comparison of implementation of the engineering report against the planning for each report period and explanations of deviations or changes that occurred in the implementation compared with the plan, if any.

37.	Provision of information and documents

37.1

The Licensee shall provide the Director, upon his demand, with any information and documents on implementation of the Network development work, at the time, in the format and in the manner instructed by the director.

37.2	For the purpose of this section and section 38, “Document” – includes any information stored in a computer, in a database or stored on magnetic or optical media or any other electronic media.

38.	Supervision of development work

38.1

The Director shall be entitled to supervise, by himself or through another acting on his behalf, the actions of the Licensee pertaining to implementation of the Network development work; for the purpose of implementing the supervision, the Director shall be entitled to enter, at any reasonable time, the worksite, the Network facilities and the offices of the Licensee for the purpose of conducting measurements and examinations and for the purpose of perusing any plan or document pertaining to implementation of the deployment and development work, or for the purpose of copying plans and documents.

38.2

The Licensee shall cooperate with the Director in everything pertaining to implementing the supervision of the development work, and without derogating from the generality of that stated, it shall allow him entry into the work sites and its facilities, it shall enable perusal and copying of any document, plan and specification, and it shall supply him with any information that he shall request.

39.	Rectifying faults and defects in the Network development

39.1

The Director shall be entitled to notify the Licensee in writing of faults, defects and discrepancies found by him in the Network and development work, on the basis of reports, documents, and information submitted by the Licensee, on the basis of measurements and examinations conducted by him or on the basis of complaints from the public.

37

39.2

Should the Licensee receive notification as stated in section 39.1, it shall inform the Director, on the date set forth in the notice or within fourteen (14) days from the date of receipt of the notice, of its response to that stated therein and the actions that it has taken or is about to take for the purpose of rectifying the faults, the defects or the discrepancies.

Part C – Inspections and Maintenance

40.          Definitions

40.1     In this Part:

“Periodic Inspection”	Inspection of the Network or any part thereof conducted pursuant to the provisions of the License at set intervals and at least once every six months;

“Special Inspection”

An inspection of the Network or any part thereof conducted due to a maintenance or repair operation, due to radio interference, malfunction, clarification of a complaint, a technological change, a change in the engineering plan and so forth, conducted at the initiative of the Licensee or at the demand of the Director;

“Regular Inspection”

Inspection of the Network or any part thereof, conducted on a regular basis by means of control, inspection and monitoring equipment that is permanently connected to the Network subsystems and to the Network control station.

41.	Periodic inspection and special inspections

41.1

The Licensee shall prepare a plan for periodic inspections of the Network in order to ascertain the compliance of the Network with the requirements of the license and the various obligations of the Licensee.

41.2

The Licensee shall conduct periodic inspections of the Network pursuant to the periodic inspections plan, all in the format and at the inspection points as specified in the engineering plan and shall furnish the inspection results to the Director within 30 days from the date of their implementation.

41.3	The Director shall be entitled to instruct the Licensee to conduct a special inspection; the Licensee shall conduct said inspection in the format and on the date determined by the Director.

41.4

The Director or anyone empowered therefor on his behalf shall be entitled to conduct inspections by himself insofar as he shall deem this to be necessary; the Licensee, after prior coordination, shall afford the Director or anyone empowered therefor on his behalf, access to the facilities and to the equipment and shall place at his disposal inspection equipment that is in its use.

42.	Regular inspections

42.1

The Licensee shall establish and operate a control system for constant monitoring of Network operations and for ongoing inspection of the good working order of the Network, and it shall conduct in an ongoing manner regular inspections of the Network or any part thereof as required, pursuant to the inspections plan set forth in the engineering plan.

43.	Log of inspections, malfunctions and maintenance

43.1	The Licensee shall maintain a log of inspections and malfunctions and maintenance (hereinafter – “Maintenance Log”) in which the following details shall be recorded during every operation:

	(a)	date of implementation;
	(b)	notation of the reason for implementation;
	(c)	the means by which it was implemented
	(d)	findings of the inspection and comparison to the requirements of the technical specifications
(e)

should defects be found in the inspection – the measures taken and the maintenance operations implemented by the Licensee or those which the Licensee intends to implement to rectify the defects shall be noted;

	(f)	should an inspection or maintenance operation be implemented due to a malfunction, the following details shall be noted:

		(1)	date of receipt of the complaint / discovery of the malfunction
		(2)	the duration of time over which it occurred
		(3)	manner of its identification – by complaint
		(4)	type of malfunction
		(5)	source of and reason for the malfunction;
		(6)	the measures taken to rectify it
		(7)	date of the repair
		(8)	details of the reporting entity
		(9)	details of the entity responsible for repairing the malfunction

43.2

The Licensee shall maintain the maintenance log in its offices, shall enable the Director or qualified representative acting on his behalf to peruse it at any time, to examine or copy it in any manner whatsoever, and it shall be submitted for the perusal of the Director upon demand.

44.	Repair of faults and defects

44.1

The Director shall be entitled, after having given the Licensee a suitable opportunity in the circumstances of the matter to voice its arguments before him, to notify the Licensee in writing of faults and defects that he has found which impair the level of service given to its service recipients and the survivability and backup level of the Network, and which impair the level of safety or cause interference in other lawfully operating systems, all based on observation of the Network performance, complaints from service recipients, inspections conducted by him or on the basis of inspection reports, documents and information provided to him by the Licensee.

44.2	The Director shall be entitled to instruct the Licensee regarding the dates by which the Licensee must repair the faults and defects.

44.3

Should the Licensee receive notification as stated, it shall inform the Director, within the time set forth therefor in the Director’s notification, of repair of the faults and defects, with the details requested by Director.

45.	The maintenance system

45.1

The Licensee shall maintain a maintenance system and an inventory of spare parts, including by means of another, for the purpose for ensuring continuous, orderly and effective treatment of the Network.

Part D – Use of Network Frequencies

46.	Definitions

46.1	For the purpose of this Part –

	“Channel”	–	Frequency, bandwidth and rate of information in units of Kbps, approved for the provision of a defined service;
	“Frequency Map”	–	A table specifying allocation of the channels pursuant to the services of the Licensee, which constitutes part of the engineering appendix;
	“Fast Internet Service”	–	A subscriber’s connection to the Licensee for the provision of Internet access services at a rate that significantly exceeds the connection rate by means of dial-up modem.

47.	Network frequency regime

47.1

Frequencies shall be allocated in the Network for the purpose of providing the Licensee’s services in accordance with the “frequency map” attached in Appendix C – Engineering Plan; should the Licensee request to make a change in the frequency map, both regarding a change in channel and a change in the service provided in the channel, it shall submit a written request to the Director to obtain approval for the change. The request shall include a description of the desired change with details of the central frequency and bandwidth of the channel, rate of information in Mbps and any other information required by the Director.

47.2

Without derogating from the provisions of Article 5 (I) of the Law and the special notes,inter alia, of the provisions of Article 6xxxiv of the Law, the Minister shall be entitled to give instructions, in the regulations or in the License or in administrative instructions, regarding the obligation of the Licensee to designate capacity in the Network for the transmission of the broadcasts or telecommunications services of another, and he shall be entitled to instruct the Licensee to connect to the Network more than one broadcasting station of those who have received a license therefor.

47.3	The allocation of Network channels refers to both downstream channels and upstream channels.

47.4	The principles set forth in this section for the purpose of allocating Network frequencies, shall apply to this entire Part.

48.	Dividing bandwidth among the Licensee’s services

48.1

The Licensee shall insure that bandwidth shall be reserved for the provision of fast Internet service in the entire Service Area; the Minister shall be entitled to give the Licensee instructions in this matter, after having given it a suitable opportunity to voice its arguments.

49.	Frequency interference

49.1	For the purpose of this section:

“Radiated Power” –		Radiant power of a cable system measured in comparison to the power of the broadcasts fed to an antenna in which the following properties exist:

(a) it is bipolar;
(b) it is a half-wavelength
(c) it is connected to an alternate power source
(d) it generates, at a given distance, a field intensity equal to that generated by the systems

49.1

The Licensee shall be required to ascertain that the Network is covered and protected against radiation from other communications systems, including from other telecommunications facilities, in such manner as to prevent interference with the services provided on the Network.

49.2	The Network shall not cause electromagnetic interference and the “radiant power” therefrom shall not exceed the following:

	a.	In the range of frequencies 47 to 68 MHz, 87.5 to 108 MHz, 174 to 230 MHz, and 470 to 86 to MHz – 4 nano watts;

	b.	In all the other frequency ranges – 1 nano watt

49.3	No signals shall be broadcast on the Network in the following frequency ranges:

	a.	121.475 to 121.525 MHz;
	b.	242.975 to 243.025 MHz;
	c.	136 to 174 MHz;
	d.	450 to 470 MHz;
	e.	806 to 862 MHz unless the Director has approved in writing the use of this range of frequencies.

49.4

The Licensee shall not be entitled to make use of frequencies for wireless broadcasts, but only to use frequencies transmitted by cable which constitute part of the Network, unless it possesses a license pursuant to the Ordinance, including an operator’s license or a trade license, as the case may be.

43

49.5

The Licensee shall set up and operate the Network in such a manner as to prevent mutual interference with other lawfully operating systems; without derogating from the generality of that stated, the Licensee shall act in this matter,inter alia, as follows:

(a)

Should the Licensee find that electromagnetic interference is expected or interference is discovered during operation, it shall act immediately and no later than 24 hours from the discovery for the purpose of coordinating a solution to prevent such interference and to prevent its recurrence, and in the absence of a solution, it shall contact the Director or the party appointed therefor on his behalf in writing in order to find a reasonable solution therefor;

(b)

It shall cooperate with other operators in a case of interference in a lawfully operating system; should a solution not be found for interference between systems as stated, the Licensee shall act, after having been given a suitable opportunity to voice its arguments, pursuant to the Director’s instructions regarding implementing changes in operation of the Network, components of the Network, or the use of frequencies, or it shall cease broadcasting on certain frequencies, in the entire Service Area or in a particular area;

(c)

It shall respond immediately, no later than 24 hours from the Director’s demand, to all the Director’s demands regarding handling the interference and coordinating with other licensees or other entities which are operating lawfully, it shall submit to the Director any information required for this purpose, it shall conduct electromagnetic measurements as requested by the Director, it shall refrain from using frequencies to be defined at sites to be determined by the Director and it shall operate within the restrictions instructed by the Director.

Coordination as stated shall be implemented by the Licensee at its expense and at its responsibility, pursuant to special instructions of the Director.

49.6

Nothing in the granting of this license, including in approval of the engineering plan, shall serve to confer protection against other electromagnetic generators operating in frequency ranges identical to the frequency ranges permitted for the use of the Licensee or protection against intermodulations caused by lawful or unlawful operation of the electromagnetic generators, or protection against other electromagnetic generators operating in frequency ranges identical to the frequency ranges permitted for use in the telecommunications facilities of the Licensee for additional entities in cooperation with the Licensee; however, the Director shall do his best to find a suitable solution for the required protection.

Part E – License Implementation

50.	Operating the Network

50.1

The Licensee shall set up, maintain and operate the Network all days of the year and all hours of the day, both during peaceful periods and in states of emergency, in accordance with the technical and service quality requirements, and in a manner that shall allow for the proper and orderly provision of the Licensee’s services in the Service Area, in accordance with this License.

50.2

The Licensee shall constantly act to update the Network technology and to expand and improve its performance, in order to meet, in a proper and orderly manner, the needs of the population, the economy and the security of Israel for telecommunications and broadcasting services as these shall be from time to time.

50.3

The Director shall be entitled to determine, from time to time, technical requirements and quality of the service, including regarding the upgrading and updating of the Network and providing innovative technological capabilities.

50.4

Should the Minister see that the Licensee is operating in a manner that might impair provision of telecommunications services or broadcasts in a proper and orderly manner, he shall be entitled to instruct the Licensee, after giving it a proper opportunity to voice its arguments, on measures that it must take in order to prevent the impairment.

51.	Provision of the Licensee’s services

51.1

The Licensee shall provide its services in accordance with the technical and service quality requirements, in accordance with the provisions of the License and the provisions of any law, and subject to the provisions of section 54.

51.2

The Licensee shall provide its services to all who request them throughout the entire Service Area; the Licensee shall provide its services as stated in accordance with the technical and service quality requirements and in accordance with the provisions of law and the License, pertaining to priorities and the availability of its services, insofar as such provisions shall exist, and it shall do so under equal terms and at non-discriminatory rates according to types of service recipients or types of services, irrespective of the location of the party requesting the service or the special cost of providing the services to each service recipient; “Type of Service Recipient” or “Type of Service” – shall mean: a group of service recipients or type of services whose characteristics distinguish them in a practical and reasonable manner from another group.

45

51.3

When the Licensee commences provision of telecommunications service, the Licensee shall provide this service to everyone who requests it throughout the entire Service Area pursuant to the technical and service quality requirements, at the time set forth therefor in Appendix B. Notwithstanding that stated, a party requesting to become a subscriber of a general licensee for cable broadcasts for the entire Service Area shall be connected within three months of receipt of the request, and in accordance with the provisions of Appendices B and E, whichever is the earlier of the two.

51.4

The Director shall be entitled, after examining a written request from the Licensee, to approve a deferment in fulfillment of its obligations pursuant to section 51.3, for a period that shall not exceed six (6) additional months, if he is convinced that the Licensee did everything possible in a reasonable manner to supply the service to every requesting party throughout the entire Service Area at the time and in the manner set forth therefore in the License, and that fulfillment of said obligation is not possible due to circumstances that are not under the control of the Licensee. Should the Director be convinced that special circumstances necessitate it, he shall be entitled to approve deferment as stated above, for one additional period that shall not exceed three (3) months.

52.	Service file

52.1

The Licensee shall inform the Director of any new service not specified in Appendix B which it intends to provide to any of the service recipients (for the purpose of this section – the “New Service”), no later than ninety (90) days before the date designated for commencement of provision of the new service.

52.2

Pursuant to the request of the Director, the Licensee shall submit, for the approval of the Director, a service file for the new service; should the Licensee not submit a service file pursuant to the Director’s instruction, or should the Director not approve the service file, the Licensee shall not commence provision of the new service.

52.3

Without derogating from sections 52.1 and 52.2,the Director shall be entitled to demand that the Licensee submit for his approval a service file for an existing service in respect of which no service file was required under said sections, and from the date set forth in the Director’s approval, the Licensee shall supply the service in accordance with the conditions of the approved file.

52.4

The service file shall be submitted to the Director in the format and at the time determined by the Director and it shall include,inter alia, documents describing the service and the manner of their supply, and presenting the rates therefor and the standards of the technical and service quality requirements relating thereto. With regard to rates that were not set forth in the regulations, the Director’s approval of the service file shall not be deemed approval for the reasonableness of the rate.

46

52.5

After its approval, the service file shall be publicized for the public by the  Licensee with the details and in the manner that shall be determined by the Director, and the Director shall be entitled to publicize it himself, provided he does not to publicize it until after commencement of provision of the service.

52.6	The provisions of this section shall apply,mutatis mutandis, to testing of the Network.

47

Part F – Infrastructure Services

53.	Infrastructure service for another licensee

In this section, “Another Licensee” – includes a licensee for broadcasting, as relevant.

53.1

The Licensee shall provide infrastructure service to another licensee, in such manner as to enable the other licensee to provide its services to its subscribers in accordance with the conditions of the License and conditions of the license of the other.

53.2

The Licensee shall provide the other licensee with any type of infrastructure service pursuant to this License or pursuant to an instruction giving by the Minister by virtue of Article 5 of the Law, under conditions that are reasonable and equal for all other licensees, except for special cases that shall be determined by the Minister in advance and in writing; the Licensee shall provide the infrastructure service as stated to every other licensee in a proper, orderly and egalitarian manner, so as not to impair the possibility of fair competition among them.

53.3

The Licensee shall refrain from showing preference to a company with which it is connected over another licensee in the provision of infrastructure service, whether in payment for the service, in the conditions of the service, in the availability of the service or in any other manner.

53.4	The Licensee shall provide the other licensee with vital information that the other licensee requires for the purpose of the provision of the infrastructure service of the Licensee.

53.5

Without derogating from the provisions of section 51.3, in providing infrastructure service to a service provider, the Licensee shall guarantee the service provider compliance with the technical and service quality requirements, in such manner as to allow the service provider to comply with the service level requirements which it has undertaken vis-à-vis its subscribers pursuant to its license and in such manner that shall not discriminate between the subscribers of the Licensee and the subscribers of the service provider.

53.6	To preclude doubt, it is clarified that nothing in the provisions of this section shall serve to derogate from the generality of the Minister’s authority pursuant to Article 5 of the Law.

48

Part G – Operating the Network in a State of Emergency and Security Arrangements

54.	Operating the Network in a state of emergency

54.1

If a national emergency economy is activated during an “emergency event” or terror attack which is not a state of war, when the normal functioning of the essential economy is prevented or impaired, and in a state of emergency as defined in Articles 49 and 50 of the Basic Law: The Government, including a large scale communications crisis in public telecommunications networks, natural disaster, mass catastrophe, security attack, special home front situation as defined in Article 9C of the Civil Defense Law, 5711 – 1951[14], or for reasons of national security (hereinafter – “State of Emergency”), the party authorized therefor pursuant to any Law shall be entitled to take the required measures to ensure the security of the State or the required measures for maintaining essential services to the public, while giving notice to the Licensee, including instructions regarding operation of the network and the provision or restriction of services; in said circumstances, the Licensee shall act pursuant to the instructions and the notifications of those authorized therefor pursuant to any Law, including the government, the Minister, the Director (hereinafter – “Head of the Emergency Unit”).

54.2

The Licensee shall inform the Head of the Emergency Unit of the name of its representative who is authorized to receive instructions and notifications at any time, twenty four (24) hours a day, in everything pertaining to State of Emergency matters; a first deputy and a second deputy shall be appointed to the representative, and these shall replace the representative during his absence.

54.3

The Head of the Emergency Unit shall be entitled to determine a detailed procedure arranging the operation of the network in a State of Emergency, which he shall furnish to the Licensee, and the latter shall meticulously fulfill the provisions of this procedure.

55.	Services provided to the Security Forces

55.1

The Licensee shall provide the Security Forces with telecommunications services and infrastructure services, infrastructure set up and maintenance, the supply and maintenance of any equipment, all pursuant to that set forth in agreements that shall be signed between the Licensee and the Security Forces or any one thereof.

14 Code of Laws 5711, page 78; 5758, p. 42.

49

55.2

The Licensee shall enable the Security Forces of which it has been notified by the Director in writing to exercise their authority, subject to any law, in regard to any telecommunications activity in the framework of the License and it shall be responsible for the maintenance, good working order and technological compliance of the equipment and the infrastructure required for realizing said implementational capability, all in coordination with the Security Forces and as specified in Appendix I of the License; the Security Forces shall bear the payment pursuant to the provisions of Article 13 of the Law.

55.3	The Minister shall be entitled to instruct the Licensee, while taking security considerations into account, regarding the manner of providing telecommunications services to the Security Forces.

55.4

Without derogating from the generality of that stated in sections 55.1 to 55.3, the Licensee shall supply special services to the Security Forces, as specified in Appendix I to the License. The Licensee shall see to it that Appendix I to the License is maintained in accordance with the provisions of the Records Security Procedure of the Israel Security Agency (ISA).

56.	Security provisions

56.1

The Licensee shall appoint a security supervisor in accordance with the provisions of the Security Arrangements in Public Entities Law, 5758 – 1998[15], and shall meticulously fulfill the security provisions specified in Appendix F to the License.

56.2

The Licensee shall determine suitable provisions in its articles of association, including a parallel document in another corporation, in such manner that shall ensure that the majority of members of the board of directors, as well as the functionaries and officers appointed in Appendix F to the License, shall not be appointed and shall not serve in a function in the Licensee unless they meet the following conditions:

(a) they are Israeli citizens as defined in the Citizenship Law, 5712 – 1952[16], and residents thereof;

(b) they have received security clearance from the ISA under which there is no impediment to this service or to the function as stated.

56.3

The Licensee shall maintain confidentiality with regard to the activities of the Security Forces, and shall act pursuant to the security directives of those Security Forces, including with regard to suitable security classification for officers and functionaries in the Licensee and compartmentalizing information regarding activities pertaining to the Security Forces.

15 Code of Laws 5758, p. 348.

16 Code of Laws 5712, p. 146; 5756, p. 362.

50

56.4

The Licensee shall take the required measures to protect the Network, the Network components and the databases that serve for provision of the services for operation and control of the Network against unauthorized entities and,inter alia, pursuant to the provision specified in Appendix F to the License.

56.5

The Licensee shall act in such manner that each purchase or installation of hardware or software in its telecommunications facilities, except for End Equipment, shall be implemented in full compliance with the instructions given to the Licensee from time to time pursuant to Article 13 of the Law.

56.6	In this section –

	“Hardware”–	Any equipment, facility or device used for telecommunications purposes, including computer hardware or software by means of which the equipment, facility or device is operated;

	“Software”–	As defined in the Computers Law, 5755 – 1995;

	“Purchase”–	Including rental or an experimental telecommunications facility or upgrading of the telecommunications facility, and including maintenance of hardware or a telecommunications facility.

Chapter 5 – Providing Services to Service Recipients

Part A – Engaging with Subscribers

57.	The engagement agreement

57.1	The Licensee shall submit to the Director the text of the engagement agreement no later than three (3) months from the date of the granting of the License.

57.2

The conditions of the engagement agreement shall not contradict, expressly or by implication, the provisions of any law or the provisions of the License; nothing in that stated above shall prevent the determination of various provisions in the engagement agreement that are more beneficial to the subscriber than the provisions of the law or the License.

57.3

The engagement agreement shall be made in a form that is convenient and clear to read and understand and it shall set forth prominently every condition or qualification regarding the right of the subscriber to cancel the engagement agreement or regarding the obligation of the Licensee vis-à-vis the subscriber; any stipulation in the engagement agreement shall be set forth expressly and not by way of reference; a copy of the Licensee’s table of rates, as at the date of the engagement, shall be attached to the agreement as an appendix.

57.4	The Licensee shall clearly state in the engagement agreement the indices and quality of service as specified in Appendix D and in accordance with the subscriber’s order.

57.5	Only an engagement agreement furnished to the Director shall be used by the Licensee for the purpose of engaging with its subscribers.

57.6

The engagement agreement shall bring to the attention of the subscriber the fact of the Minister’s authority to instruct the Licensee to change the engagement agreement, and it shall include a clarification whereby the subscriber’s engagement with the Licensee in the engagement agreement constitutes consent to said change.

57.7	The Licensee shall furnish the subscriber with a copy of the engagement agreement and the appendices thereto.

58.	Approval of the engagement agreement by the Court of Standard Contracts

58.1

The Licensee shall submit the text of the engagement agreement for the approval of the Court of Standard Contracts, pursuant to the provisions of the Standard Contracts Law, 5743 – 1982[17], within four (4) months of the date of its submission for the perusal of the Director, or after its amendment in accordance with the instructions of the Director, as the case may be.

58.2	Should the engagement agreement be approved by the Court of Standard Contracts, the engagement between the Licensee and the subscriber shall be made with the approved engagement agreement.

58.3

So long as the engagement agreement has not been approved as stated, the engagement between the Licensee and the subscriber shall be entered into using an engagement agreement with the text as submitted for the perusal of the Director pursuant to section 57.1 or, if amended pursuant to section 59.1, in the amended version.

59.	Changing the engagement agreement

59.1	The Director shall be entitled to instruct the Licensee to change the engagement agreement, after having given the Licensee a proper opportunity to voice its arguments.

59.2

Should an engagement agreement be amended pursuant to the instructions of the Director or pursuant to the decision of the Court of Standard Contracts, the engagement between the Licensee and the subscriber shall be made under the amended engagement agreement, effective as of the date of the amendment.

59.3	The provisions of section 57 and 58 shall apply, mutatis mutandis, in the matter of the Licensee’s request to amend the text of the engagement agreement.

60.	Connecting subscribers to the Network

60.1

The Licensee shall connect all parties who so request to the Network no later than the date set forth in the engagement agreement with the subscriber, under the rules of level of service pursuant to Appendix E to the License and in accordance with the provisions of section 51, unless a delay in connection has been approved by an exceptions committee pursuant to the provisions of section 111.

60.2	The Licensee shall not stipulate connection of the subscriber on unreasonable, discriminatory or unfair conditions, and without derogating from the generality of that stated:

17 Code of Laws 5743, page 8.

(a) it shall not obligate the subscriber to purchase from it or from anyone acting on its behalf End Equipment or other equipment;
(b) it shall not obligate a subscriber to receive from it maintenance services for the End Equipment in his possession;

(c) it shall not restrict the supply of spare parts for End Equipment purchased from it or from anyone acting on its behalf, for the subscriber or for another providing maintenance service for the equipment as stated.

(d) subsections (a) to (c) shall be valid from the end of two years from the date of the granting of the License.

60.3

The Licensee shall not provide any of its services, for consideration or without consideration, nor shall it enable the provision of service by a service provider, which the subscriber has not requested to receive, and it shall not make the provision of one service conditional upon the provision of another service.

60.4

The Licensee shall offer each one of its services without discrimination to any person, whether he is a subscriber of another licensee, including a licensee for broadcasting, or whether he is not the subscriber of another licensee, as stated.

61.	Prohibition against making one service conditional upon another service

61.1

The Licensee shall not stipulate, directly or indirectly, the provision of a service upon the purchase or receipt of another service given by it or by another, or upon the non-receipt of a service given by another, unless it has been permitted to do so by the Minister, pursuant to a request in writing from the Licensee; in this section, “Service” – telecommunications services or broadcasts.

Part B – Level of Service

62.	Cancellation of service

62.1

The Licensee shall be entitled to request that the Minister cancel provision of  telecommunications service due to the technological obsolescence entailed in the provision of said service; in said request the Licensee shall specify the number of service recipients of said service and the measures it intends to take in order to prevent any harm or damage to them; in this section, “Cancellation of Service” – absolute cessation of telecommunications service to all recipients of that service.

63.	Service center

63.1

The Licensee shall maintain and operate a service center and shall publicize its address and the manner of contacting it; the Licensee shall inform the Director and its subscribers of the address of the service center and of any change in its address. Telephone calls to the service center shall be implemented by a 1-800 or 1-700 access code or another national code that shall be allocated by the Director, or by dialing a telephone number located in the area code in which the caller is located.

63.2

The service center shall receive the calls of subscribers and applicants in all matters pertaining to the Licensee’s services, including the quality of the service and handling of subscriber billing; the service center shall be open to the public every day of the week except rest days as defined in the Administration of Rule and Justice Ordinance, 5708 – 1948[18].

63.3

The Licensee shall comply with the requirements for the level of services to the subscriber, as specified in Appendix E to the License, in everything pertaining to maintaining and operating the service center.

64.	Ombudsman

64.1	The Licensee shall appoint an ombudsman whose functions shall be as follows:

(a) to examine subscribers’ complaints regarding the services of the Licensee;
(b) to examine subscribers’ complaints regarding bills submitted to the subscriber by the Licensee and to decide in regard thereto.

18Official Gazette 2, 5708, page 1; Code of Laws 5755, p. 442

64.2	The ombudsman shall act pursuant to the policy outlined by the Licensee’s management.

64.3	The Licensee shall give the ombudsman all the assistance he requires to fulfill his function.

64.4

The Licensee shall inform every subscriber of the possibility of submitting complaints to the ombudsman, of his authority and of his address. The content of this subsection shall be included in the engagement agreement.

65.	Settling disputes

65.1

The engagement agreement shall state that any disagreements that arise between the Licensee and a subscriber in everything pertaining to the interpretation or performance of the engagement agreement shall be transferred for the examination of the Licensee’s ombudsman.

65.2	The engagement agreement shall state that contacting the ombudsman pursuant to section 65.1 shall not serve –

(a) to prevent the subscriber from bringing his matter, ab initio, before the competent court;
(b) to derogate from the authority of the Licensee to act pursuant to the provisions of section 76.

66.	Duty of maintenance

66.1	The Licensee shall be responsible for maintaining the Network.

66.2	The Licensee shall rapidly repair any malfunction in the service provided to the recipients of its services, and shall meet the technical and service quality requirements.

66.3

Should the subscriber purchase End Equipment from the Licensee or from anyone acting on its behalf, the Licensee shall be responsible, without payment on the part of the subscriber, for maintaining the End Equipment during the warranty period which shall not be less than one year and, thereafter, for payment, for the maintenance period defined by the manufacturer, which shall be specified in the purchase agreement for the End Equipment.

66.4

Should the subscriber, for the purpose of receiving telecommunications services, use End Equipment that was not purchased from the Licensee or from anyone acting on its behalf, the Licensee shall not be obligated to maintain this End Equipment, unless agreed between the Licensee and the subscriber.

67.	Call center for repair of malfunctions

67.1

The Licensee shall maintain a regular service to handle subscriber calls regarding malfunctions in receiving its services, and for this purpose it shall operate a staffed center for receiving messages and complaints as stated (hereinafter – “Call Center”), including by means of telephone and facsimile and as specified in Appendix E to the License. Telephone calls to the center shall be made by means of a 1-800 or 1-700 access code or other national access code, as shall be allocated by the Director or by dialing a telephone number located in the area code in which the subscriber is located.

67.2	The Licensee shall maintain a professional and skilled staff of employees, with training suitable for handling malfunctions (hereinafter – “Team of Employees”).

67.3

The Licensee shall repair any malfunction regarding which a message was given to the Call Center, within a response time and pursuant to the requirements as specified in Appendix E to the License. Should the location or repair of the malfunction require a visit to the premises of a subscriber or a subscriber of the service provider, the Licensee shall arrange a time for the visit with the subscriber or the subscriber of the service provider, provided that the amount of time which the subscriber is asked to wait on the date arranged with him shall not exceed that specified in Appendix E.

67.4

Should the Call Center receive a complaint of a malfunction that has caused cessation of service or a real impairment of the quality of service, the Licensee shall send a Team of Employees to begin locating the malfunction and taking measures to repair it, all pursuant to the requirements set forth in Appendix E to the License.

67.5

Should the Licensee believe, after investigation, that the source of the malfunction lies with the service provider, the Licensee shall immediately contact the service provider, transfer to the service provider the details of the caller and the malfunction, and inform the caller thereof with a call number. Should a dispute arise between the Licensee and the service provider regarding responsibility for repair of the malfunction, they shall cooperate until the malfunction is repaired.

68.	End Equipment

68.1	The Licensee shall ensure that the Network shall support type-approved End Equipment, and shall enable the provision of the Licensee’s services in a proper manner by means of said End Equipment.

68.2	The Licensee shall act pursuant to the technical and service quality requirements, including for the following purposes:

(a) integrating the Hebrew language into End Equipment and services;
(b) preventing the interference to other lawfully operating systems;
(c) preventing interference from other lawfully operating systems;
(d) safety

68.3

The Licensee, pursuant to the Director’s demand, shall conduct inspections without payment to ascertain compliance of End Equipment with Network specifications; inspection of End Equipment as stated shall conclude within fourteen (14) days from the date of receipt of the Director’s demand. Nothing in that stated shall serve to derogate from the authority of the Minister to empower the Licensee to conduct inspections, for payment, for the purpose of obtaining type approval.

68.4

The Licensee shall be entitled, pursuant to a subscriber’s request, to lend or to rent to the subscriber type approved End Equipment (hereinafter in this subsection – “Sale of End Equipment”), provided that all the following are fulfilled, all as stated in section 60.2:

(a) the Licensee shall not make the provision of its services conditional on the sale of End Equipment or maintenance services for End Equipment, from itself or from anyone acting on its behalf;
(b) the Licensee shall bring to the attention of the subscriber the fact that he is entitled to receive End Equipment or maintenance services from another;
(c) subsection (a) and (b) shall go into effect at the end of two years from the date of the granting of the license.

68.5

The Licensee shall submit to the Ministry, no later than the end of 18 months from the date of the granting of the License, all the specifications, standards, inspection procedures and documents of the End Equipment required for the purpose of granting type approval.

69.	Protecting subscriber privacy

69.1

Without derogating from the provisions of the Law, the Wiretapping Law, 5739 – 1979[19], the Protection of Privacy Law, 5741 –1981[20] or the provisions of any other law regarding protection of a person’s privacy, the Licensee shall not be entitled to listen to the telecommunications messages of a subscriber, including a subscriber of a service provider, without his prior written consent, except for the purpose of controlling the quality of the service or for the purpose of preventing fraud.

19 Code of Laws 5739, p. 118; 5755, p. 180.

20 Code of Laws 5741, p. 128; 5756, p. 290.

58

69.2

Subject to that stated in section 55, the Licensee, its employees, agents and anyone acting on its behalf shall not be entitled to disclose information about its subscribers, including subscribers of a service provider, including lists or documents that contain their name and address, the details of their accounts, their telecommunications messages, the times and destinations thereof or any other information pertaining to them except information given  to any party that the subscriber or a subscriber of the service provider has authorized therefor.

69.3	Notwithstanding that stated in section 69.2, the Licensee shall be entitled to do the following;

(a) to give the subscriber’s details to a third party for the purpose of collecting monies due from the subscriber in respect of the services pursuant to this License, provided that the transferred information is required for the purpose of collecting monies and drawing up accounts, and the third party has undertaken to maintain the privacy of the subscribers pursuant to any law and to make use the information solely for the purpose for which the information was transferred;

(b) to transfer the details of the subscriber to another as authorized by law.

70.	Subscriber billing

70.1

The Licensee shall submit to the subscriber a bill in respect of a maximum consumption period of two months; the bill shall be submitted to the subscriber in a clear, concise, legible and comprehensible manner; the bill shall contain precise details of the required payment components, according to types of payments for each one of the various services, in accordance with the provision of Chapter F and Appendix E, the services in respect of which the charge was implemented and the table of rates pursuant to which it was implemented; the bill shall contain details of the services of other licensees in respect of which the Licensee has charged the subscriber, and details of the amounts it has charged to the subscriber as stated;

70.2	The Licensee shall not be entitled to demand any payment whatsoever for submitting a current bill.

70.3	A credit that is due to the subscriber from the Licensee shall be implemented in the subsequent bill, immediately after the subscriber’s entitlement to the credit has been determined, as stated.

70.4	The Licensee shall be entitled to collect payment from the subscriber for its services by means of another.

Part C – Termination or Disconnection of Service

71.	Definitions

71.1	In this Part:

	“Disconnection of Service” –	temporary cessation of telecommunications service to the subscriber;

	“Termination of Service” –	absolute termination of telecommunications service to the subscriber.

72.	Prohibition against termination or disconnection of service

72.1

The Licensee shall not be entitled to disconnect service or to terminate service that it is obligated to provide pursuant to this license, other than in the event of that stated in this Part or that stated in section 54 regarding disconnection of service in a state of emergency.

72.2

Should service be disconnected or terminated to the subscriber, who is also a subscriber of a general licensee for cable broadcasts, the continued provision of the services of the general licensee for cable broadcasts to said subscriber shall not be impaired.

73.	Disconnection of service at the request of the subscriber

73.1

A subscriber shall be entitled to request that the Licensee disconnect service for a period that shall not exceed six (6) months (hereinafter – the “Disconnection Period”); the subscriber shall make his request in writing, provided that the Licensee verifies the reliability of the request.

73.2

The Licensee shall disconnect the service no later than two working days after the date set forth by the subscriber in the request; should the subscriber not state a date, the service shall be disconnected no later than two working days after the date of delivery of the notification.

73.3

The Licensee shall renew the telecommunications service that was disconnected at the end of the Disconnection Period; should the subscriber give written notification to the Licensee requesting to renew the disconnected telecommunications service before the end of the Disconnection Period, the Licensee shall renew the service no later than two working days after the date of delivery of the subscriber’s notification.

74.	Termination of service at the request of the subscriber

74.1

A subscriber shall be entitled to request that the Licensee terminate the service; the subscriber’s request shall be made in writing, provided that the Licensee verifies the reliability of the request.

74.2

The Licensee shall cease the supply of its services no later than two working days after the date set forth by the subscriber in his notification; should the subscriber not state a date, the service shall be terminated and the charge in respect thereof shall be terminated no later than two working days after the date of delivery of the notification to the Licensee.

75.	Disconnection or termination of service for a subscriber of a service provider

75.1

Service to a subscriber of a service provider shall be disconnected or terminated pursuant to a written request from the service provider. The Licensee shall disconnect or terminate service as stated within two working days from the date of receipt of the request from the service provider.

75.2

Disconnection or termination of service to a subscriber of a service provider who is also a subscriber of the Licensee or of another service provider, shall not impair the continued provision to the subscriber of the services of the Licensee or of the other provider.

76.	Termination or disconnection of service due to breach of agreement

76.1	The Licensee shall be entitled to disconnect or terminate service if any of the following occur:

(a) The subscriber did not pay a payment that he owes for service that he received from the Licensee, on the date appointed for payment thereof in the engagement agreement;
(b) The subscriber breached a condition of the engagement agreement which has been determined to be a substantive condition;
(c) The subscriber is making illegal use or is permitting another to make illegal use of a telecommunications installation of the Licensee or of End Equipment in his possession.

76.2

Service shall only be disconnected and service shall only be terminated in the cases specified in section 76.1 (a) and (b) after the Licensee has given the subscriber advance written notification at least ten (10) days before the date of planned disconnection of the service or termination of the service; the notification shall state that the subscriber was given an opportunity, within a reasonable time to be set forth in the notification, to remedy the act or omission in respect of which the service shall be disconnected or terminated.

76.3	Notwithstanding that stated in section 76.2, the Licensee shall be entitled to disconnect service without providing advanced notification to the subscriber if one of the following occurs:

(a) The subscriber did not pay, for the third time in a period of twelve (12) months, the payment with which he was charged for the Licensee’s services on the date appointed therefor in the payment notice;

(b) There is a reasonable suspicion of an act of fraud by means of the subscriber’s End Equipment or by means of the characteristics of the End Equipment;

76.4

The Licensee shall be entitled to disconnect service if it becomes clear to the Licensee that the End Equipment, including End Equipment in the use of a subscriber of a service provider, is causing interference in provision of telecommunications services to another or interference in the operation of the Network, provided that the Licensee gave the subscriber or the service provider notice in which it stated the reason for the disconnection and demanded that the subscriber act to repair the End Equipment in such manner as to cease said interference.

77.	Disconnected service due to maintenance operations

77.1

The Licensee shall be entitled to disconnect or temporarily limit services which it is obligated to provide if the implementation of essential Network maintenance or set up operations so requires (hereinafter – “Disconnection Due to Maintenance”), provided that all the following take place;

(a) The duration of the Disconnection Due to Maintenance does not exceed six (6) consecutive hours;

(b) The number of Disconnections Due to Maintenance does not exceed two (2) in the course of one year. Notwithstanding that stated, in the first two years from the date of the granting of the License, the number of disconnections shall not exceed 4 in the course of one year;

(c) The Licensee has done everything possible, in a reasonable manner, so that disconnection or limitation of service for the purpose of set up or maintenance work is carried during the hours of the day in which consumption of the service is low.

77.2

The Director shall be entitled to demand of the Licensee a detailed explanation of the circumstances requiring Disconnection Due to Maintenance, and the Director shall be entitled to demand that the Licensee delay disconnection as stated if he realizes, after considering the arguments of the Licensee, that vital public interest requires said delay.

62

77.3

Should disconnection of service be required for a period of time in excess of six (6) hours, due to the necessity of implementing vital Network maintenance or set up operations, the Licensee shall request in advance the approval of the Director and shall inform the relevant service recipients of the anticipated disconnection. The request shall specify the number of service recipients for whom the service will be temporarily disconnected, the location in which the disconnection is expected, the required maintenance operation and the actions taken by the Licensee in order to accelerate these operations and reduce as far as possible the duration of the service disconnection.

77.4

Should disconnection of service or temporary limitation be urgently required for the purpose of implementing vital and immediate actions, the Licensee shall inform the Director immediately, including by means of telephone, facsimile or e-mail, of the urgent disconnection or limitation.

77.5

Notwithstanding that stated in sections 77.1 and 77.4, the Licensee shall not be obligated to inform the Director or service recipients of Disconnection Due to Maintenance, and disconnection as stated shall not be taken into account in the matter of the number of permitted disconnections pursuant to section 77.1, if one of the following occurs:

(a) the duration of the Disconnection Due to Maintenance does not exceed half an hour;
(b) Disconnection Due to Maintenance, as stated, is implemented between midnight Saturday night or the end of a holiday and 5:00 a.m. the next day.

78.	Disconnection of service due to hazard

78.1

Should a hazard to person or property be discovered resulting from End Equipment, the Licensee shall be entitled to disconnect a subscriber, including a subscriber of a service provider, immediately and without advance warning.

78.2

Should the Licensee disconnect service to a service recipient pursuant to section 78.1, it shall immediately inform the service recipient, including by means of oral notification, notification by mail, telephone, facsimile or email, or notification as stated transferred by means of the service provider of the service recipients; the notification shall explain the cause of the disconnection.

78.3

Should the service recipients notify that the safety hazard has been eliminated, the Licensee shall ascertain that there is no safety hazard and it shall renew the services to the service recipient, no later than the end of the first working day after the day on which the notice of the service recipient was given.

Chapter F – Payment for Services

Part A – General

79.		Definitions

79.1		In this Chapter –

	“Basket of Services” –	A number of telecommunications services provided by the Licensee which are marketed to the subscriber as a package, for which rates are determined pursuant to the provisions of section 81;

	“Comprehensive Rate” –	One rate that encompasses all the types of costs that the Licensee applies to the subscriber;

80.		Types of payments

80.1		The Licensee shall be entitled to collect the following payments from its subscribers:

(a) A one-time installation charge for connecting the subscriber’s premises to the Network for the purpose of receiving the Licensee’s services (hereinafter – the “Installation Fee”);
(b) Payment for connection after disconnection or termination of service;
(c) Payment for installing End Equipment;
(d) Payment for installing additional extensions;
(e) A one-time relocation fee for relocation to other premises;
(f) Payment for the sale, loan or renting of End Equipment;
(g) Regular periodic payment
(h) Variable payment for use of telecommunications service, collected according to usage time or according to traffic volume;
(i) Payment for the Licensee’s services;
(j) Payment for converting the service from one type of service to another type of service, including the installation entailed therein;
(k) Any other payment approved by the Minister or the Director.

80.2

The Licensee shall not be entitled to collect any guarantees or securities whatsoever from the subscriber, except for End Equipment that was loaned or rented to the subscriber, pursuant to the provisions of section 68.4.

80.3

The Licensee shall be entitled to charge its subscribers for a deposit, in an amount that shall not exceed the cost of the End Equipment, for End Equipment that is loaned for the use of the subscriber, and it shall be entitled to deduct an amount of up to 10% from the deposit in respect of each year of loaning the equipment, or part thereof, as stated. The remainder of the deposit, linked to the index, shall be returned to a subscriber who has disconnected from the service.

Part B – Determining Rates and Publicity

81.	Determining price rates

81.1	The Licensee shall determine a rate for each service that it provides to its subscribers; the Licensee shall inform the Director of the price rates as stated, before the rate becomes valid.

81.2

The Licensee shall be entitled to determine baskets of services according to the types of services included in the basket,  periods of time, or according to any other method; the Licensee shall be entitled to determine a separate rate for each one of the services included in a basket or to determine a comprehensive rate therefor.

81.3

The Licensee shall offer, without discrimination, every service and every basket of services under equal conditions and at a uniform rate according to types of subscribers in the entire Service Area; for the purpose of this section, “Type of Subscribers” – a group of subscribers whose characteristics distinguish them in a practical  and reasonable matter from another group.

81.4

The Licensee shall enable every subscriber, without discrimination, to transfer from one basket of services to another basket of services offered by the Licensee at that time; the Licensee shall be entitled to determine conditions for implementing the transfer, including regarding payments.

81.5

Should the Licensee engage with a subscriber regarding a particular basket of services, for a defined period of engagement (hereinafter – the “Undertaking Period”), the basket of services and the rates and conditions therefor shall be known and set forth in advance for the entire Undertaking Period; the Licensee shall be entitled to determine, with regard to a basket of services,  the various rates which shall apply during the Undertaking Period.

81.6

The Licensee shall not make a subscriber’s transfer from one basket of services to another conditional upon the purchase of another service or End Equipment from the Licensee or from anyone acting on its behalf.

81.7

A basket of services in which payment has been set in installments for End Equipment or for service shall include a payment arrangement in the event that the subscriber requests to be released from said basket or to transfer from said basket to another basket of services, pursuant to the balance of payments that have not yet been paid or pursuant to the remainder of the Undertaking Period.

81.8	For rates which are determined according to the volume of traffic, charges shall be determined as follows:

(a) The rates shall be stated in NIS per one traffic volume unit;
(b) A traffic volume unit shall be measured by the quantity of Bits, Bytes, words or frameworks;
(c) The subscriber shall be charged according to outgoing traffic from the subscriber or according to incoming traffic or both together with each type of traffic costed separately.

81.9

Should the Licensee collect payment from the subscriber for the services of another licensee, it shall do so pursuant to the rates by which by the other licensee offers its services to the public, without any addition, and it shall itemize the debit in the account that it submits to the subscriber, except for services for which the subscriber is charged pursuant to a comprehensive rate

81.10	The Licensee shall be entitled to determine different rates for different times of the day

82.	Publicizing rates

82.1

The Licensee shall make available to any inquirer without charge, on the Internet and in the service offices, full and detailed information regarding the up-to-date rates for all its services; the Director shall be entitled to instruct the Licensee regarding the manner and format for publicizing said rates.

82.2	The Licensee shall note on each account submitted to the subscriber the basket of services according to which the subscriber is charged.

82.3	The Director shall be entitled to demand, at any time, that the Licensee provide him with details of the rates in practice at the Licensee.

83.	Provision in the engagement agreement

83.1

The Licensee shall include a condition in every undertaking agreement stating that in the event of a contradiction between the provisions relating to the rates and to the basket of services specified in the agreements, and the provisions of the License in this matter, the provisions of the License shall prevail, and that the License is available for the perusal of all subscribers at the service center and on the Internet website of the Licensee.

83.2	The engagement agreement shall include provisions as stated in sections 81.4, 81.5, 81.6, 81.7 and 81.9, and a provision regarding the manner of collecting the payment.

Part C – Changes in the Rates

84.	Changing the rates

84.1

Subject to that stated in section 81, the Licensee shall be entitled to change a rate that it has determined, provided that it submits written notification to the Director before the date on which the rate is to go into effect, specifying the new rates; for the purpose of this Part, “Change” – any change in a rate that may serve to increase or to decrease the payment that the subscriber must pay for the Licensee’s services.

85.	Application of increase or decrease in a rate

85.1

Should any rate be changed for the Licensee’s services, as stated in section 84, the change shall not apply to payments for services that the subscriber consumed before the date of inception of the change; the provisions of this section shall not apply in a case of amendment of a rate pursuant to instructions of the Minister under section 88.

Part D – Miscellaneous

86.	Arrears in payments

86.1

The Licensee shall be entitled to charge a subscriber with the payment of arrears interest, linkage differentials and collection costs on payments for its services for which the subscriber has not paid on the date appointed therefor in the engagement agreement between them (hereinafter – the “Date of Payment”).

86.2	The Licensee shall state the rate of arrears interest, linkage differentials and collection charges in the engagement agreement with the subscriber.

86.3

The rate of arrears interest shall not exceed the rate set forth under the definition of “Linkage Differentials and Interest” in Article 1 of the Adjudication of Interest and Linkage Law, 5721 – 1961[21], with the addition of linkage differentials for the period between the due date for payment and the date of actual payment of the stated amount.

86.4

The Licensee shall not be entitled to charge a subscriber for payment of collection expenses unless at least fourteen (14) days have elapsed since the due date of payment, except in a case of non-payment due to refusal of the bank or the credit card company to pay a charge which the Licensee has been authorized to collect.

87.	Charging installation fees

87.1

Should the Licensee decide to charge installation fees as these are defined in section 80.1 (a), it shall be entitled to charge subscribers installation fees only for the first connection of the subscriber’s premises to the Network.

87.2	The Licensee shall be entitled to collect the installation fee in a number of payments, on the date and at the rates set forth in the engagement agreement.

87.3

Notwithstanding that stated in section 87.1, the Licensee shall be entitled to collect installation fees from the subscriber after disconnection of service or termination of service pursuant to section 76.

21 Code of Laws 5721, p. 192; 5749, p. 52.

88.	Impairment of competition or harming consumers

88.1

Should the Minister find, after having given the Licensee a proper chance to voice its arguments, that a rate or payment determined by the Licensee contravenes the provisions of the license, or is liable to impair competition or to harm consumers, the Minister shall inform the Licensee, noting the required amendment, and the Licensee shall act pursuant to the Minister’s instructions and shall provide the Minister with written notification in which the amended rate or payment is specified.

88.2

Should the Licensee charge a subscriber pursuant to a rate or payment that contravenes the provisions of the license and the rate or the payment has been amended as stated, the Licensee shall refund this surplus charge to the subscriber.

89.	Preventing fraud

89.1

The Licensee shall take reasonable measures to prevent fraud and shall implement a control and monitoring system in order to ascertain that the services for which the subscriber is charged are actually implemented from the End Equipment connected to the Network by means of an outlet on the subscriber’s premises, and shall credit the subscriber with a refund of charges collected from him in respect of services that he did not consume.

89.2

The Licensee shall disconnect service at the request of the service recipient after the service center or the Call Center has received notification from the service recipient to the effect that there is a suspicion that another is making unauthorized use of the service by means of the internal wiring in his premises; the subscriber shall be entitled to submit said notification by telephone or in writing, including by fax or by email, and a subscriber of a service provider shall submit the notification by means of the service provider; upon receiving telephone notification or immediately after receiving written notification as stated, the Licensee shall ascertain its credibility and shall disconnect the service; disconnection of service as stated and reconnection shall be implemented without payment.

89.3	The Licensee shall cooperate with other licensees, including a licensee for broadcasting, in locating and preventing fraud.

89.4

The Director shall be entitled to give instructions in the matter of taking measures to prevent fraud, to locate and handle fraudulent acts, and the Licensee shall fulfill the Director’s instructions in this matter.

Chapter 7 –  Payments from the Licensee, Liability
Insurance and Guarantees

Part A – Royalties and Payments

90.	Royalties

90.1

The Licensee shall pay royalties as specified in the Telecommunications Regulations (Royalties), 5761 – 2001 or any other regulations that shall replace them (hereinafter – the “Royalties Regulations”).

90.2

The Licensee shall pay royalties for periods of three (3) months each, which shall commence on January 1st, April 1st, July 1st, and October 1st, as the case may be (hereinafter –“Quarter”); the payment shall be made within forty-five (45) days from the end of each quarter.

90.3

To each payment of royalties pursuant to this section, the Licensee shall attach two copies of an unaudited quarterly income statement, signed by the Licensee and certified by an accountant. This report shall contain an itemization of the calculation of chargeable income in accordance with the Royalties Regulations and any other item upon which the Licensee based the amount of the royalties.

90.4

Upon the submission of an annual income statement, audited and signed by the Licensee’s accountant (hereinafter – the “Audited Statement”), the Licensee shall submit a statement drawn up by quarters, specifying the reconciliation between the income for which it paid royalties and the income appearing in the Audited Statement (hereinafter – “Reconciliation Statement”).

90.5

Should it transpire that the amount of the royalties that the Licensee is obligated to pay, pursuant to the Reconciliation Statement, is higher then the amount paid by it in respect of the quarter to which the Audited Statement relates, the Licensee shall pay royalty differentials, with the addition of linkage differentials and interest, as specified in the Royalties Regulations.

90.6

Should it transpire that the amount of the royalties that the Licensee is obligated to pay, pursuant to the Reconciliation Statement, is lower then the amount paid by it in respect of the quarter to which the Audited Statement relates, the Licensee shall be credited with the amount of the surplus payments. The surplus payments to which the Licensee is entitled shall be offset, pursuant to written approval from the Director, from the next payment of royalties, and the linkage differentials and interest shall be calculated pursuant to the last index published before the date of the offset as stated; in this matter – interest and linkage differentials as set forth in the Royalties Regulations.

91.	Arrears in payment of royalties

91.1

In accordance with the provisions of the Royalties Regulations, the Licensee shall pay linkage differentials, arrears interest, and collection expenses on royalties which were not paid on the data appointed for their payment in section 90.2 (hereinafter – the “Date of Record”).

92.	Manner of payment of royalties

92.1

Royalties and linkage differentials, arrears interest and the collection expenses therefor shall be paid to the Ministry controller by means of a bank transfer or deposit in the Ministry account, as shall be specified by the Ministry controller.

93.	Other compulsory payments

93.1	The royalties pursuant to this Part shall be in addition to any other fee, tax or compulsory payment which the Licensee is obligated to pay under the provisions of any law.

Part B – Liability and Insurance

94.	Definitions

94.1	In this Part:

“Use of the License” –

Installation, development, carrying out, up-to-date maintenance or operation of the Network, whether by the Licensee or by means of another acting on its behalf, including its employees, its contractors, its agents or its representatives.

95.	Liability of the Licensee

95.1

The Licensee shall bear liability, pursuant to any law, for any case of death, damage, or loss that shall be caused to the body or property of a person, directly or indirectly, resulting from use of the License or in consequence of the use thereof.

95.2

In making use of the License, the Licensee shall take all reasonable measures to prevent damage or loss to the body or property of a person, and should said damage or loss be caused as a result of the use of the License, the Licensee shall repair the damage at its expense and shall compensate the injured party, all subject to any law, except a case in which the Minister has granted the immunities enumerated in Chapter 9 of the Law, in whole or in part.

95.3	To preclude doubt, nothing stated in this section shall serve to impose on the Licensee liability in excess of the tortious liability set forth in torts law or to diminish therefrom.

96.	Implementing an insurance contract

96.1

The Licensee shall, at its own expense, implement an insurance contract  with an authorized insurer in Israel, pursuant to the conditions set forth in section 97, and it shall furnish a copy thereof to the Director within ninety (90) days from the date of the granting of the License.

96.2

The Licensee shall indemnify the State for any monetary liability with which it shall be charged vis-à-vis a third party as a result of the use of the License or in consequence of the use thereof. Indemnification pursuant to this section shall be insured by the Licensee with liability insurance, as this is defined in the Insurance Contract Law, 5741 – 1981[22].

22 Code of Laws 5741, p. 94, 5748, p. 216.

72

96.3

The Licensee shall insure itself, its employees and its contractors against any monetary liability that it may owe pursuant to any law due to damage caused to the body or property of a person as a result of the use of the License or in consequence of the use thereof, and against any loss or damage that shall be caused to the Network.

96.4

The Licensee shall furnish the Director with an opinion from an attorney on behalf of the insurer, confirming that the insurance contract covers everything required pursuant to section 96 and 97 without any stipulation; the Licensee shall attach a copy of the insurance contract and the attachments thereto to said opinion; said documents shall be furnished to the Director within seven (7) days from the date of the signing of the insurance contract, and shall be attached to this License as part of Appendix G to the License.

97.	Conditions regarding the insurance

97.1

The insurance contract shall set forth the insurance period and it shall contain a stipulation that at the end of the period set forth therein the insurance contract shall be automatically extended unless it is canceled as stated in section 97.6.

97.2

The Licensee shall present to the Director, upon his demand, confirmation from the insurer to the effect that the insurance is valid, that there are no arrears in the Licensee’s payments for insurance premiums and that there are no pending notifications regarding cancellation, suspension, restriction, amendment or termination of validity of the insurance contract.

97.3

The insurance contract shall set forth a condition whereby in any case in which the insurer wishes to cancel the insurance contract due to nonpayment of the insurance premiums, it shall be obligated to notify the Director and the Licensee to that effect in advance, no less than ninety (90) days before it intends to actually cancel the contract (hereinafter in this section – “Cancellation Notice”).

97.4

Should the Licensee receive a Cancellation Notice, the Licensee shall act immediately to remove the cause of the cancellation or it shall act immediately to obtain an alternative insurance contract as stated in section 97.6, and it shall notify the Director of the action it has taken for that purpose; should the cause of cancellation be nonpayment of insurance premiums on the part of the Licensee, the Director shall be entitled to pay the insurance premiums in place of the Licensee, and he shall be entitled to exercise the bank guarantee or any part thereof for the purpose of covering the amounts he expended for that purpose, without derogating from his right to collect them in any other manner.

97.5	Should the Licensee wish to cancel the insurance contract, it shall notify the Director to that effect at least forty five (45) days before it intends to cancel the contract in practice.

73

97.6

Should the Licensee agree to cancellation of the insurance contract by the insurer or should it wish to cancel the insurance contract itself, the Licensee shall enter into an alternative insurance contract with an insurer licensed in Israel in such manner that commencement of the validity of the alternative insurance contract shall be simultaneous with expiration of the validity of the previous contract; the new insurance contract shall be submitted to the Director together with an opinion as stated in section 96.4, at least thirty (30) days before commencement of its validity and the provisions of this section shall apply thereto.

98.	Remedy for breach of a condition vis-à-vis insurance

98.1

If the Licensee has not entered into an insurance contract, or should it transpire that the insurance contract it has made has been canceled or has expired, and the Licensee has not entered into an alternative insurance contract as stated in section 97, the Director shall be entitled to engage in an insurance contract in its stead and to pay the insurance premiums, and he shall be entitled to exercise the bank guarantee to cover the amounts he expended for that purpose, without derogating from his right to collect them in any other manner. Nothing in the provisions of this section shall serve to derogate from the authority to cancel, restrict or suspend the License due to nonperformance of the Licensee’s undertaking regarding the insurance contract.

Part C – Guarantee for Fulfillment of the License Conditions

99.	The guarantee and its purpose

99.1	The Licensee shall furnish the Director with a bank guarantee in accordance with the provisions of section 20 of the Telecommunication Infrastructure Regulations.

99.2

The guarantee shall serve to secure fulfillment of the License conditions by the Licensee, to ensure payment of monetary sanctions pursuant to section 113 and compensation and indemnification of the State for any damage, payment, loss or expense that it may incur – directly or indirectly – as a result or in consequence of nonfulfillment of the License conditions, in whole or in part, in timely fashion and in full, or as a result or in consequence of cancellation, restriction or suspension of the License.

100.	Exercising the guarantee

100.1

Without derogating from the generality of that stated in section 99.2, the Director shall be entitled to exercise the guarantee, in whole or in part, including in each one of the cases specified below:

(a) The Licensee did not fulfill its undertakings vis-à-vis the insurance contract, as specified in sections 96 and 97;

(b) If a claim was filed against the State in respect of damage caused due to breach of the License conditions, due to faulty implementation of the License or due to cancellation of the License, and a peremptory ruling was issued in said claim, the guarantee shall also be exercised to cover the expenses caused to the State in consequence of the claim. Notification in respect of said claim shall be given to the Licensee immediately upon its receipt;

(c) The State incurred expenses or damages in consequence of cancellation of the License;
(d) The Licensee did not pay the full amount of the royalties;
(e) The Licensee did not submit in timely fashion the reports and notifications in accordance with the provisions of sections 108 and 109;
(f) The Licensee breached a substantive condition of the License;
(g) Monetary sanctions were imposed on the Licensee and were not paid by the Licensee at the appointed time;
(h) The Licensee did not fulfill the provisions of the License regarding the guarantee.

101.	Manner of exercising the guarantee

101.1

The Director shall be entitled to exercise the guarantee, in whole or in part, provided that he has warned the Licensee that if, within a specified period of time, the Licensee does not remedy the act or omission which is the subject of the warning, the guarantee shall be exercised, in whole or in part.

101.2

Should the guarantee be exercised, in whole or in part, the Licensee shall provide a new guarantee, or it shall make the balance up to the amount of the original guarantee, immediately upon receiving the Director’s demand.

101.3

The Licensee shall be entitled to appeal the decision of the Director to exercise the guarantee, in whole or in part, before the Minister within fifteen (15) days of the date on which the Director’s decision was brought to its attention; should an appeal be submitted, exercise of the guarantee shall be delayed until the decision of the Minister.

102.	Validity of the guarantee

102.1

The guarantee shall be valid as long as the License is valid and for one year from the date of the end of the validity of the License or for one year after the period of conclusion of the service as these are defined in section 11, whichever is the latest.

102.2

Should the Director see that the Licensee has not discharged its obligations pursuant to the License within sixty (60) days of termination of the validity of the guarantee, the Director shall be entitled to demand that the Licensee extend the validity of the guarantee or furnish a new guarantee for a period determined by the Director, and the provisions of this Part shall also apply to the new guarantee.

103.	Retaining remedies

103.1	Nothing in the exercise of the guarantee, in whole or in part, shall serve to derogate from the authority to cancel, restrict or suspend the License.

103.2

Nothing in the amount of the guarantee shall serve to limit the scope of the Licensee’s liability vis-à-vis the State for the full payment of damages incurred by the State, the obligation for which payment applies to the Licensee pursuant to the License or pursuant to any law.

103.3

Nothing in the exercise of the guarantee, in whole or in part, shall serve to derogate from the possibility of claiming from the Licensee payment of damages that it owes pursuant to the License or to claim another remedy pursuant to any law.

Chapter 8 – Supervision and Reporting

Part A – Supervising the Operations of the Licensee

104.	Supervisory authority

104.1	For the purpose of this Part and Part B, the “Director” – as defined in the supervisory regulations.

104.2

The Director shall be entitled to supervise the operations of the Licensee and everything pertaining to implementing the License and to fulfilling the provisions of the Law, the Ordinance or regulations, orders and the provisions thereunder.

105.	Maintaining confidentiality

105.1

The Director and anyone dealing on his behalf with supervisory activities vis-à-vis the Licensee shall not disclose any information or document (for the purpose of this section – “Information”) that has reached them by virtue of their function, to a person who is not qualified to receive it, unless it has been made public or if its disclosure is required for the purpose of implementing their function pursuant to this License or pursuant to any law. The obligation to maintain confidentiality shall apply to everyone who has been given information in accordance with the provisions of this section.

105.2

The Director shall be entitled to provide information to the Anti-Trust Commissioner, to the Consumer Protection Commissioner, to the Central Bureau of Statistics and to any other authority competent to receive the information for the purpose of performing their obligations and implementing their authority pursuant to law.

106.	Entry into premises and perusal of documents

106.1	For the purpose of implementing supervision as stated in this Part, the Director or anyone acting on his behalf in the supervision of the Licensee, shall be entitled:

(a) to enter, at any reasonable time, any facility or office serving the Licensee for the purpose of providing its services pursuant to this License;
(b) to take measurements and conduct inspections;
(c) to instruct the Licensee to take measurements and conduct inspections for the Director, and to report to him on the results thereof;
(d)

to peruse any record, document, plan, book of accounts, ledger, database or computer file of the Licensee or anyone dealing on its behalf with subjects over which the Director has supervisory authority; the Director shall be entitled to examine them and copy them in any manner that he shall see fit.

	(e)	to instruct the Licensee to submit to him, upon his demand, reports for the purpose of setting policy, at the time, in the format and in the manner that he shall determine

107.	Cooperation

107.1

The Licensee shall cooperate with the Director or anyone acting on his behalf in the supervisory actions in everything pertaining to supervising the Licensee’s operations and,inter alia, shall provide them, upon their demand, with any information in its possession or under its control which they require for the purpose of implementing the supervision.

Part B – Reporting and Rectifying Defects

108.	Submitting reports

108.1	The Licensee shall submit to the Director the reports specified in this Part, in the format and at the times set forth below.

108.2	Each report shall reflect the correct facts which are relevant to the subject of the report, being up-to-date for the period to which the report relates.

108.3

Every report shall be submitted in three (3) copies, printed and arranged in a manner that is easy to read, bearing a date and signed by the Licensee or anyone that it has specially authorized therefor; the report shall be submitted in the format which the Director shall instruct, including with regard to the contents, structure and manner of submission of the report.

108.4

The Director shall be entitled to demand that the Licensee redo or complete a report that it has submitted, including if the Director finds that it is missing required details or details which, in the opinion of the Director, the Licensee should have included in the report.

109.	Types of reports and date of their submission

109.1

Once a year, no later than three (3) months after the end of the calendar year, the Licensee shall furnish the Director with the following annual reports, describing the activities in the period from January to December during the past year:

(a) A report on the Network development work, pursuant to section 31;
(b) An audited financial statement, signed by an accountant; this statement shall be submitted within ninety (90) days from the end of the calendar year.
(c)

Malfunctions report – containing a summary and analysis of malfunctions that occurred in the Network, pursuant to the log of inspections as stated in section 43, specifying the quantity of malfunctions and the cumulative duration of time for malfunctions of any type, analysis of the malfunctions and details of the measures taken to reduce them;

(d)

Inspections report – containing details of results of the inspections conducted on the Network and analysis of the information obtained from the control and monitoring system, pursuant to that stated in sections 41 and 42.

(e) Service quality report – Analysis of the Licensee’s compliance with the requirements in Appendix E to the License, during the period of the report;

109.2	Once every quarter, no later than one month from the end of the quarter, the Licensee shall furnish the Director with the following reports:

(a) An unaudited quarterly financial statement, signed by an accountant.
(b) An unaudited quarterly income statement, signed by an accountant, showing the separation between income on which royalties are due and income on which royalties are not due.

109.3	The Director shall be entitled to add or deduct periodic, annual or quarterly reports, and to demand that the Licensee submit special reports, as he shall instruct.

109.4

The Licensee shall furnish the Director, upon his demand, any additional data that shall be required for the purpose of supervising the operations of the Licensee and any information required by the Ministry for the purpose of regularizing the field of telecommunications and broadcasting.

110.	Notification of defect

110.1	Should the Director find flaws or defects in the operations of the Licensee, he shall so inform the Licensee in writing.

110.2

Should the Licensee receive notification as stated, it shall submit to the Director in writing, within thirty (30) days from the date of receiving the notification, its response including details of the measures it has taken to rectify the flaws.

Part C – Enforcing Compliance with the License and its Conditions

111.	Exceptions committee

111.1

The Minister shall appoint a committee of three members who shall be authorized to approve an exception for the Licensee to the provisions of sections 31, 51, 53 and 60 regarding the date of connecting applicants, regarding the obligation to connect every applicant or regarding the rate of setup or the date of activation of a service (hereinafter – the “Exceptions Committee”); the Exceptions Committee shall be composed of three representatives of the public, from the fields of economics, engineering or law; one of said public representatives may be a member of the Ministry; the Minister shall appoint the Committee Chairman from among its members; should one of the committee members be prevented from participating in one of its meetings, the Minister shall be entitled to appoint a substitute therefor.

111.2	The Director shall be invited to all the meetings of the Exceptions Committee.

111.3

The Exceptions Committee shall determine its working arrangements and procedures for submitting requests for approval of an exception as stated in section 111.1, and shall inform the Licensee to that effect.

111.4

In accordance with the provisions of Regulation 10 of the Telecommunications Regulations (Franchises) 5748 – 1987[23], the Minister shall be entitled to instruct the granting of reasonable remuneration for the chairman and members of the committee, at a rate to be determined by order of the Minister with the consent of the Minister of Finance.

112.	Deferring an appointed date

112.1	An obligation imposed on the Licensee in this License, for the fulfillment of which a date has been appointed, shall be fulfilled by the Licensee on the appointed date.

112.2

The Director shall be entitled to approve a general request by the Licensee for a deferment of the timetable for implementation of an obligation (hereinafter in this section – “Deferment”) pursuant to the License, for a period that shall not exceed twelve (12) months, if he is convinced that one of the following obtains:

(a) The Deferment derives from a reason that does not depend on the Licensee, and the Licensee has made and is making every reasonable effort to fulfill its obligations;
(b) The Deferment shall enable the Licensee to improve the technology with which its services are provided;

23 Compendium of Regulations 5748, p. 113; 5762, p. 78.

	(c)	The Deferment shall advance the competition in the field of telecommunications and broadcasting;
	(d)	The Deferment derives from the circumstances entailed in a State of Emergency, as defined in section 54, or from preparations for such circumstances.

112.3

Should the circumstances specified in section 112.2 occur, the Minister shall be entitled, at the request of the Licensee, to enable additional deferments beyond the period set forth in section 112.2, if he is convinced that special circumstances warrant this.

113.	Monetary sanctions

113.1	The Directors shall be entitled to impose on the Licensee monetary sanctions at the rate, at the time and in the manner set forth in Chapter G1 of the Law.

113.2	The list of provisions and sections specified below, constitutes conditions of service in the License as defined in Article 37 b(a)(1) of the Law:

	(a)	Non-fulfillment of the Director’s instructions pursuant to section 44, regarding repair of defects and faults which impair the level of service provided to the service recipients;
	(b)	Breach of the obligation to provide the service recipients with the services specified in section 6.2;
(c)

A violation of the obligation regarding implementing, maintaining, updating and operating the Network in a manner that allows for the proper and orderly provision of the services to the service recipients and to the Security Forces, in contravention of the provisions of sections 50.1 and 50.2;

	(d)	Breach of the obligation regarding provision of the Licensee’s services to all applicants without discrimination, in contravention of the provisions of section 51.2;
(e)

Breach of the obligation regarding provision of service to every applicant in timely fashion, in contravention of the provisions of section 51.3, without the approval of the Exceptions Committee, pursuant to section 111, or without the approval of the Director or the Minister, pursuant to section 51.4 or 112;

	(f)	Breach of the obligation regarding connecting a subscriber in timely fashion, and the obligation regarding non-stipulation of service, in contravention of section 60;
	(g)	Breach of the obligation regarding maintenance and repair of malfunctions pursuant to sections 66 and 67;
	(h)	Breach of the obligation regarding submitting bills to subscribers, pursuant to section 70;
	(i)	Breach of the prohibition set forth in section 72 to terminate or disconnect service, in contravention of the provisions of the License in this matter;
(j)

Charging subscribers for payments in contravention of that stated in sections 80 and 81, non-publication of rates pursuant to the provisions of  section 82, or an action that is not pursuant to the provisions of section s84 to 89.

Chapter 9  – Miscellaneous

114.	The License as an exhaustive document

114.1

The rights, obligations and authority of the Licensee in everything pertaining to the setup, implementation and operation of the Network, and the provision of the Licensee’s services, originate in the law and in the License and they derive solely therefrom.

114.2

The Licensee may not claim the existence of any right, obligation, or authority pertaining to that stated in section 114.1 based on information, a promise, undertaking, representation, proposal, publication, protocol, discussion or declaration made beyond the scope of the License, whether in writing, orally or in another manner, whether before the granting of the License or after the granting thereof, excluding written interpretation given by the Minister pursuant to section 2.

114.3	To preclude doubt, nothing in that stated shall derogate from the lawful rights which the broadcasting company had before the granting of the License.

115.	Holding and returning the License documents

115.1	The Licensee shall enable the public to peruse the updated License documents at the service offices and on its Internet website, except for the following documents:

	(a)	Appendix A – Details of the Licensee;
	(b)	Appendix C – Engineering Plan;
	(c)	Appendix F – Security Provisions;
	(d)	Appendix G – Insurance Contract;
	(e)	Appendix H – Bank Guarantee;
	(f)	Appendix I – Services for the Security Forces

115.2

The original License documents are the property of the State and they are deposited with the Licensee as long as the License shall be valid; should the License be canceled or expire, the Licensee shall return said documents to the Director.

115.3	The Ministry shall be entitled to publicize the License, except for the appendices specified in section 115.1, at the time and in the manner that it shall see fit.

116.	Reservation of liability

116.1

Nothing in the Minister’s or the Director’s authority to approve or supervise the data pursuant to this License, including the use of said authority, shall impute to them any liability whatsoever imputed under law or the License to the Licensee, and nothing therein shall impair, derogate from, remove, or diminish the liability of the Licensee as stated.

116.2

Any authorization, permit or license given to the Licensee for the purpose of this License or in the framework thereof, whether given before or after the granting of the License, shall not impute to the State any liability vis-à-vis the Licensee.

117.	Manner of sending notification

117.1

Notification pertaining to this License or the implementation thereof shall be given in writing and shall be sent by mail, by messenger or by facsimile; a message sent by mail shall be presumed to have reached its destination by the end of forty eight (48) hours from the time of its submission for dispatch. The sender shall verify, with the addressee, receipt of notification sent in another manner as stated.

117.2	Any notification from the Licensee to the Minister shall be delivered through the Director.

117.3

The address of the Licensee for the purpose of receiving notifications pursuant to this section is: 42 Pinchas Street, Netanya 42134; the Licensee shall inform the Director of any change occurring in said address.

118.	Activities in the area of the civil administration for Judea, Samaria and Gaza

118.1

The Minister shall be entitled to set forth in the License instructions regarding the implementation of telecommunications operations and the provision of telecommunications services that are required for the purpose of providing broadcasts to Israeli citizens and residents in Israeli settlements in Judea, Samaria and the Gaza Strip, after having given the Licensee a proper opportunity to state arguments before him.

List of Appendices

Subject	Page

Appendix A – Details of the Licensee

Appendix B – Service Area and Milestones in Provision of Services

Appendix C – Engineering Plan

Appendix D – List of the Licensee’s Services

Appendix E – Level of Services for the Subscriber

Appendix F – Security Provisions

Appendix G – Insurance Contract

Appendix H – Bank Guarantee

Appendix I – Services Provided to the Security Forces

Appendix A – Details of the Licensee

(not made public)

86

Appendix B – Service Area and Milestones in Provision of
Services

1.	Service Area

The Service Area of the Licensee shall include all areas of the franchise that were included in all franchises of companies linked with the Licensee which were franchisees and which operated during the franchise period as one brand; in this matter, “Franchise Area” shall be as defined in the first Addendum to the Telecommunications Regulations (Franchises) 5748 – 1987[24], and as specified below:

Area number	Franchise Area Name	Included in service area		Area number	Franchise Area Name	Included in service area
		Yes	No			Yes	No
1.	Jerusalem		X	17.	South Sharon		X
3.	Golan Heights	X		18.	Petach Tikva		X
4.	Kiryat Shemona	X		29.	Ramat Gan		X
5.	Safed	X		20.	Tel Aviv		X
6.	Galilee	X		22.	Bat Yam	X
7.	Beit Shean		X	23	Holon	X
8.	Jezreel		X	24.	Rishon Lezion, Ramle, Lod		X
9.	Acre plain		X	26.	Rehovot		X
10.	Ma’alot and Karmiel		X	27.	Ashdod and Ashkelon		X
12.	The Krayot		X	28.	Yoav Eshkol		X
13.	Haifa	X		29.	Beersheba		X
15.	Hadera	X		30.	Har Hanegev		X
16.	Netanya	X		31.	Eilat		X

24 Compendium of Regulations 5748, p. 113; 5762, p. 78

2.	Milestones in provision of the services

With regard to the provision of telecommunications services, other than infrastructure services for a general licensee for cable broadcasts, the following provisions shall apply:
	a.	Commencement of provision of service in the Service Area – no later than 12 months from the date of receiving the License.
	b.	Provision of all the services offered to all who request them in all towns numbering over 10,000 residents – no later than 24 months from the date of receipt of the License.
	c.	Provision of all the services offered to all who request them throughout the entire Service Area – no later than 36 months from the date of receipt of the License.

To preclude doubt, and in accordance,inter alia, with sections 51, 60 and 61 in the body of the License, it is clarified that the above milestones are subject to the duty of egalitarianism and non-discrimination, i.e., when service is provided in a particular town, it must be provided to all who request it in an equal and non-discriminatory manner.

3.

Prior to the provision of commercial service for access to Internet service providers, the Licensee shall submit to the Director, by registered mail, a written declaration stating that the Network is ready for provision of the service in the area or in the town as stated in the declaration.

4.	List of towns numbering over 10,000 residents (according to data from the Central Bureau of Statistics) in the Service Area:

No.	Town	No.	Town
1	Haifa	13	Baka el Gharbiya
2	Bat Yam	14	Daliat el Carmel
3	Holon	15	Zichron Ya’akov
4	Netanya	16	Tira
5	Hadera	17	Tirat Carmel
6	Tiberias	18	Kfar Yona
7	Taibe	19	Kfar Kara
8	Nesher	20	Majar
9	Pardes Hana – Karkur	21	Ma’ale Iron
10	Safed	22	Arara
11	Kiryat Shemona	23	Kalansua
12	Or Akiva

Appendix C – Engineering Plan

(not made public)

Appendix D – List of the Licensee’s Services

1.	General

1.1	This Appendix describes the services of the Licensee, with a brief description of each service.

1.2

The provision of each service includes initial installation / operation services, maintenance and upkeep, including identifying and repairing malfunctions, and operating a center for receiving notification of malfunctions, relocation, transfer to another or change of name, temporary termination of the service and its renewal afterwards, and withdrawal of service, as the case may be.

1.3

The services of the Licensee shall support the parameters for communications services which have been determined by the Ministry and the international standardization organizations; if service quality indices have been determined in the service file approved by the Director, these shall replace that stated in this Appendix regarding that service.

2.	List of services

No.	Name of service	Description of service	Start of provision of service	Indices for service quality	Comments

1.	Access to ISPs	Providing a subscriber with access service to ISPs at various speeds	No later that 12 months from the date of receipt of the License	Average data transfer rate (including during peak hours) according to class of service as defined in section 3 of the Appendix.	Selection of ISP by the subscriber; the data transfer rate shall be stated in the subscriber’s engagement agreement, in accordance with his order.

2.	Infras-tructure service – distribution of cable broadcasts	Use of Licensee’s infrastructure by general licensee for cable broadcasts	Immediate	In accordance with the general license for cable broadcasts and the conditions of the License

3.	Data communications A1)	Data transfer by interfaces suitable for communication between computers, based on IP infrastructures	No later than 12 months from the date of Amendment no. 1 to the License	Pursuant to service quality indices for data communications services	Rates of up to 1 Gbits/sec; various communica-tions regimes – synchronous and asynchronous. PTP and PTMP services. PTP and public network switching services. Various levels of service quality.

4.	Digital transmission A1)	Broadband PTP lines by digital interface, with a variety of transmission rates and interfaces.	No later than 12 months from the date of Amendment no. 1 to the License	Pursuant to service quality indices for transmission services	Rates from 0.5 Mbits/sec and up

5.	Optical transmission A1)	Broadband optical link in an optical interface with a variety of possibilities	No later than 12 months from the date of amendment No. 1 to the License	Pursuant to service quality indices for transmission services	Single wavelength, number of wavelengths or dark fiber. Switched or direct. Controlled or non-controlled. PTP and PTMP services.

3.	List of ISP access services

The Licensee shall offer the classes of service specified below, in whole or in part, to a subscriber to ISP access service by means of cable modem, provided that at the time of commencement of provision of the service, the subscriber was offered at least one track of class E service or a higher class of service;

A1) Amendment No. 1

A1) Amendment No. 1

A1) Amendment No. 1

Class of service	Downstream data rate	Upstream data rate	Comments
A	64 Kb/s	64 Kb/s	Symmetrical rate, corresponding to ISDN
B(1/2)	128 Kb/s	64/128 Kb/s	Corresponding to double ISDN
C	150 Kb/s	64 Kb/s	Subdivision based on upstream rate
D(1/2)	256 Kb/s	64/128 Kb/s	Subdivision based on upstream rate
E(1/2)	500 Kb/s	64/128/256 Kb/s	Subdivision based on upstream rate
F(1/2/3)	750 Kb/s	64/128/256 Kb/s	Subdivision based on upstream rate
G(1/2)	1000 Kb/s	128/256 Kb/s	Subdivision based on upstream rate
H(1/2)	1500 Kb/s	128/256 Kb/s	Subdivision based on upstream rate
I(1/2/3)	2000 Kb/s	128/256/500 Kb/s	Subdivision based on upstream rate
J(1/2/3)	2500 Kb/s	128/256/500 Kb/s	Subdivision based on upstream rate
K(1/2/3)	3000 Kb/s	128/256/500 Kb/s	Subdivision based on upstream rate

Comments:

The character A – K are used solely for the purpose of demonstration. The class of service shall be ranked and marked with appropriate names. The Licensee shall be entitled to offer an additional class of service, provided that it notifies the Director to that effect at least 30 days before operating the additional class of service.

Appendix E – Level of Services for the Subscriber

1.	Subscriber billing

	a.	General

The Licensee shall issue and send periodic bills with itemization of charges for the period of time to which the bill relates. The bill shall contain the details of the payments for all the types of services that shall be included in the package of services selected by subscriber. The bill shall include, inter alia, details regarding two types of payments:

		(1)	Regular or onetime payments;
		(2)	Payments deriving from the scope of use.

	b.	Structure of the bill

The bills shall be sent in a set structure as specified below:

(1)

The bill shall serve, after payment, as a tax invoice, containing the following details: details of the amount for payment without VAT, amount of the VAT, and total for payment including the VAT. This part shall also show the identifying data of the Licensee and the identifying details of the subscriber.

		(2)	The Licensee shall be entitled to include information on special offers and individual notices to the subscriber.

	c.	Issuing and sending bills

		(1)	The Licensee shall issue monthly bills to its subscribers.
		(2)	A subscriber who wishes to disconnect from the Licensee shall be given a final bill on the closest possible date, and no later than one month from the date of the disconnection.
		(3)	The subscriber’s bills can be received by mail or by any other means agreed upon with the subscriber and at the address chosen by the subscriber.

	d.	Reliability control of billing

The Licensee shall implement ongoing control, by means of the customer billing system, of the accuracy of the bills and any problem that arises upon examination shall be handled and rectified immediately. In the event of a malfunction in issuing the bills, the data shall be restored to its previous situation, to the state preceding issuance of the bills in the computer system. After locating and rectifying the malfunction, the bills shall be re-issued.

2.	Quality of service

	a.	Installation, relocation, and service termination times

		(1)	The call center shall be available 24 hours a day, throughout the year except for the Day of Atonement.
(2)

No later than 12 months from the date of receipt of the License, service to the subscriber shall be installed or relocated within 14 days from receipt of the request for 80% of the requests. In any case, the time for installation shall not exceed 90 days from submission of the request.

That stated shall apply to every town that is connected, in whole or in part, to the network at the time of receipt of the request.
With regard to towns in areas that have not yet been connected to the network, the times set forth in Appendix B, section 2, shall apply.
(3)

The service in the subscriber’s premises shall not be provided before 7:00 a.m. and no later than 10:00 p.m., and no later than 3:00 p.m. on Fridays and the eve of holidays. The subscriber’s waiting time for a technician’s visit on the date arranged with the subscriber shall not exceed three hours.

(4)

The balance of usage rights and the balance of the deposit amount for end equipment shall be returned to a subscriber who requests termination or disconnection of service within 30 days from the date of the request.

	b.	Repair times

(1)

Malfunctions regarding which notification has been received by telephone at the call center or the service center shall be repaired no later than 4 working days from the date of receipt of notification.

		(2)	80% of the malfunctions shall be repaired on the same working day on which notification was received.

That stated in subsection (b) above shall apply no later than twelve (12) months from the date of receipt of the License.

	c.	Providing information and responses to oral and written inquiries and clarifications

		(1)	The service center shall be open to the public during all the daytime hours.

	(2)	The maximum wait for a response to a telephone call to the call center or the staffed service center shall not exceed thirty (30) seconds and the average wait shall not exceed 10 seconds.
That stated above shall apply no later than twelve (12) months from the date of receipt of the license.
	(3)	The principal fields of service which shall be provided by the Licensee:
		–	receipt of information on the activities and services of the company, and registration for the services of the company;
		–	requests to update subscriber details and making changes in the package of services;
		–	inquiries regarding billing clarification;
		–	technical support;
		–	information center, public inquiries and complaints;
		–	reporting malfunctions in the network and in the end equipment.
	(4)	The Licensee shall operate additional channels which shall enable subscribers to contact the Licensee for the purpose of providing information and clarifications;
		–	IVR computerized voice response system;
		–	inquiries by means of regular mail;
		–	inquiries by means of fax;
		–	inquiries by means of email.
	(5)	The Licensee shall publicize the address of the service office and the telephone number of the center, inter alia, in the following ways:
		–	in the engagement agreement with the subscriber;
		–	in the monthly bills sent to the subscriber;
		–	in a document sent on its behalf;
		–	in the telephone directories.

d.	Handling public inquiries and complaints

	(1)	Process of receiving and recording public inquiries and complaints

Without  derogating from the provisions of Chapter 5 in the body of the License – Provision of Services to Service Recipients, the Licensee shall appoint a supervisor for handling public inquiries. His job shall be to handle inquiries and complaints submitted to him by subscribers or transferred to him after they have not received a suitable answer from the Licensee’s service center.

The process of handling an inquiry shall include the following stages:
		–	Recording and documenting the complaint in the computer systems

			–	Classifying the subject of the inquiry
			–	Classifying the urgency of the subject of the inquiry
			–	Investigating the circumstances of the event
			–	Obtaining input from the involved and professional entities in the matter
			–	Solving the problem
			–	Providing a response to the service recipient
		(2)	Indices for handling public inquiries
			(a)	Level of handling of a complaint
The response time for complaints shall be up to 14 working days, with responses given to 5% of the inquiries within one month.
			(b)	Indices for quality of the service
				–	90% of the inquiries shall be handled directly by the service representatives until completion.
				–	No more than 10% of the inquiries, some of which arise as a result of escalation of complaints, shall be submitted to more senior levels.
		(c)	Inquiries that shall be clarified by the senior levels

In any case in which the response of the supervisor in charge of handling public inquiries does not satisfy the inquirer, the inquiry shall be transferred to the managerial level, which shall re-examine the inquiry and respond directly to the inquirer. In any case, a response shall be given to the inquirer or within 30 days from the date of his inquiry.

3.	Indices for quality of service given to a general licensee for cable broadcasts

	a.	Definition:
		“Effective Malfunction” –			A malfunction with a direct and immediate effect on the viewing quality of a single subscriber or group of subscribers of a general licensee for cable broadcasts.

	b.	Levels of severity of effective malfunctions and time of repairing the malfunctions:

The table of levels of severity of effective malfunctions defines the types of malfunctions quantitatively according to number of households affected thereby, and the maximum time for repairing the malfunction.

Type of malfunction	Number of affected households	Maximum time for repairing the malfunction
A	1 – 20	24 hours
B	21 – 100	12 hours
C	250 – 101	8 hours
D	251 and over	5 hours

Appendix F – Security Provisions

(not made public)

98

Appendix G – Insurance Contract

(not made public)

99

Appendix H – Bank Guarantee

(not made public)

100

Appendix I – Services Provided to the Security Forces

(not made public)

101

Matav Cable Systems Media Ltd.
(hereinafter: the “Company”)

Plan for allocating options to senior employees in the Company

1.	On January 30, 2001 (hereinafter: the “Decision Date for Implementation of the Allocation”), the Board of Directors of the Company approved an options allocation plan, as defined under Section 102 of the Income Tax Ordinance (hereinafter: the “Plan”), for the Company’s senior employees.

2.	The Plan includes a total of 864,000 convertible options for up to 864,000 Company shares. According to the Plan, in the first stage, and subject to receiving the approvals as stated in Section 18 below for forty five (45) senior employees of the Company (hereinafter: the “Offerees”), up to 770,500 options (hereinafter: the “Options”) shall be offered without charge, exercisable for up to 770,500 ordinary shares with a face value of NIS 1 each (subject to the adjustments as detailed in Section 12 below) (hereinafter: the “Exercise Shares”).

The Plan includes, as stated, 93,500 option deeds to which the right of exercise shall be afforded in the future as detailed below (hereinafter: the “Additional Options”). The Additional Options, all or part of them, shall be allocated shortly after the determining date in the name of the Trustee. The Company’s Board of Directors shall be entitled to determine that the right of exercise of the Additional Options, all or part of them, shall be awarded in accordance with the terms of the Plan to other employees, who do not have an interest in the Company and shall not come to have an interest in the Company after exercising the option deeds awarded to them.

The Company shall retain in its registered capital 864,000 ordinary shares with a face value of NIS 1 each, which are not issued, in order to allocate them in accordance with the Plan for the Options and the Additional Options, subject to the adjustments as stated in section 12 below.

The exercise shares represent approximately 2.6% of the issued capital of the Company, assuming full exercise and conversion of the Options.

Notwithstanding that stated above, this assumption - with regard to the number and rates of the Exercise Shares - is theoretical, since in practice the Offerees exercising the Options shall not be offered the full number of shares arising from all the Options exercised, but only shares reflecting the component of benefit contained in the Options, as calculated on the date of exercise, and as detailed in section 9 below.

3.	The Options shall be allocated in an absolvent allocation in the name of Adv. Eran Meiri, who serves as Trustee for the purpose of the Plan (above and hereinafter: the “Trustee”), in the framework of section 102 of the Income Tax Ordinance and the rules determined thereunder.

4.	Between the Company and the Offerees there exists an employer-employee relationship.

5.	The Offerees do not have an interest in the Company, and shall not acquire an interest as a result of the allocation and exercise of the Options, to the extent that they are exercised. Moreover, on the Board of Directors Decision Date for approval of the Plan as stated, the number of Options and Exercise Shares offered to the Offerees under the Plan is less than five percent of the issued capital of the Company and each one of the Offerees shall hold less than 0.5% of the issued and paid-up share capital of the Company after the allocation, assuming full exercise and conversion.

6.	The Option Price and Exercise Price

	6.1	The Options shall be offered to the Offerees at no charge.

	6.2	The exercise price of each of Company share Option shall be calculated as follows:

a price equivalent to 85% (eighty five percent) of the Company share price according to the closing rate for Company shares on the Tel Aviv Stock Exchange Ltd on the Board of Directors Decision Date for the allocation of Options to Offerees (January 30 2001), linked to the consumer price index, with the base index being the index published on January 15 2001 in respect of the month of December 2000 (hereinafter: the “Exercise Price”).

6.3

As stated in the formula detailed in section 9 below, the Exercise Price shall not be paid in practice to the Company, but shall serve only to determine the component of benefit to accruing to the Offeree from allocation of the Options, and the number of Exercise Shares allocated to in practice to the Offeree, as derived therefrom.

	6.4	For the sake of convenience, the closing rate of the Company share on the Tel Aviv Stock Exchange Ltd on the Board of Directors Decision Date as stated is NIS 57.60.

7.	A condition for the right of the Offerees to exercise the Options is that they must be Company employees continuously from the date of allocation of the Options to the Trustee under the Plan and up to the entitlement dates detailed below (this relates to each quantity of Exercise Shares):

	7.1	One-third of the Options shall be exercisable 12 months after the Decision Date for Implementation of the Allocation.

	7.2	One-third of the Options shall be exercisable 24 months after the Decision Date for Implementation of the Allocation.

	7.3	One-third of the Options shall be exercisable 36 months after the Decision Date for Implementation of the Allocation.

(Hereinafter: the “Starting Dates for Entitlement to Exercise”).

8.	Exercise of the Options

8.1

Each quantity of Options, as stated in section 7 above, shall be exercisable, wholly or in part, at any time, at the decision of the Offeree, so long as exercise is implemented (with regard to each quantity of Options) after the Starting Date for Entitlement to Exercise, as stated in section 7 above, and within 24 months of the date when the Offerees are entitled to exercise that quantity of Options.

(Hereinafter: the “Exercise Period”).

8.2

The exercise date shall be calculated as the date on which the Company receives written notice from the holder of the Option expressing the desire to exercise (hereinafter: the “Exercise Date”, the “Exercise Notice”), so long as the Exercise Notice is given to the Company during the Exercise Period.

9.	Should any of the Offerees give an Exercise Notice as stated in section 8.1 above, the Company shall take steps to allocate the Offeree shares according to the following formula:

	9.1	Y = ((1/P2-1) + 1) x ((P2 – P1)/P2 ) x OP

Definitions of the formula:

	OP	= the number of Options exercised by the Offerees on the Exercise Date (subject to adjustments as stated in section 12 below).

	P2	= a price equal to the Company share price on the Tel Aviv Stock Exchange Ltd according to the opening rate on the Exercise Date.

	P1	= the Exercise Price

	Y	= the number of shares actually allocated to the Offeree (hereinafter: the “Allocated Shares”).

(For example: the Offeree wishes to exercise 10,000 Options (OP).  The Company share price on the Tel Aviv Stock Exchange Ltd according to the opening rate on the Exercise Date is NIS 100 per share (P2).  The price equal to 85% (eight five percent) Exercise Price is NIS 50 per share (P1). Accordingly, the Company shall allocate to the Offeree Allocated Shares as follows:

5,051 Allocated Shares = ((1/99) + 1) x (100 – 50)/100 x 10,000

9.2

The said Allocated Shares shall be allocated to the Offeree in exchange for their face value only.  In the event of fractions of Allocated Shares, the number of Allocated Shares shall be rounded upwards to the nearest whole share.

10.	All Options that are not exercised within the Exercise Period shall expire and become void and shall not afford the Offerees any right whatsoever.

An Option that has been exercised and in respect of which an Allocated Share has been allocated shall also cease to be valid.

11.	Payment for exercise

Since in practice Offerees shall only be given Allocated Shares in respect of the component of the benefit contained in the Options, as detailed in the formula in section 9.1 above, the Company shall not receive any cash payment in practice in respect of exercise of the Options, other than payment of the face value of the Allocated Shares (hereinafter: the “Exercise Payment”). This face value cumulatively totals NIS 770,500 (on the theoretical assumption of allocation of the maximum quantity of Exercise Shares in respect of the Options).

12.	The quantity of Exercise Shares shall be adjusted in the event of a distribution of benefit shares, or issue of rights, or distribution of dividend, or merger of the Company. If the Company shall distribute benefit shares, where the due date for their distribution occurs before the Exercise Dates of any of the Options, the number of Exercise Shares to which the Offerees are entitled shall be increased on exercise of the Options and payment of the Exercise Price by the number and type of shares to which the Offerees would be entitled as the quantity of benefit shares if they had exercised the Options for any part of them prior to the determining date for the right to receive the benefit shares. In addition, if, during the Exercise Period, the Company offers securities in the form of rights, the number of shares arising from conversion of the Options shall be adjusted to the component of the benefits in rights, as manifested in the ratio between the share rates on the Tel Aviv Stock Exchange Ltd on the determining date and the base rates “ex-rights”.

Furthermore, if during a period of 36 months from the Decision Date for Implementation of the Allocation the Company shall distribute cash dividends to its shareholders, the Exercise Price shall be reduced by the amount of dividend per share.

In the event of a merger of the Company, the quantity of Exercise Shares shall be adjusted so that the Offerees’ rights in respect of the Options prior to the merger shall be retained and shall not be harmed as a result of the merger.

For the purpose of this Plan, “merger” - including sale or allocation of shares as a result of which control in the Company shall be transferred from the controlling parties on the Decision Date for Implementation of the Allocation to other third parties.

13.	The Options under the allocation that is the subject of this Plan shall not be registered for trade, unlike the Allocated Shares, which shall be registered for trade on the Tel Aviv Stock Exchange shortly after payment of the Exercise Payment, so far as possible immediately after the Exercise Date.

14.	The Allocated Shares shall be equal in rights, in every respect, to the ordinary paid-up shares of NIS 1 face value in the Company’s capital.

15.	The Options and the exercise rights are a personal right given to the Offerees and therefore may not be endorsed, transferred (other than by will or legacy), mortgaged, pledged, attached or otherwise encumbered, voluntarily or by law, and no power of attorney or deed of transfer may be given in respect of them, whether of immediate validity or for some future date. Should one or more of the actions detailed in this section be carried out, and not cancelled or removed within seven days from the date written warning is sent to the Offeree, the Options allocated to the Offeree shall expire and shall have no binding validity.

16.	The Plan and award of the Options to the Offerees are subject to the approvals detailed in section 18 below.

17.	In accordance with the instructions of the Stock Exchange (hereinafter: the “Instructions”), there are no blocking arrangements for the Options and/or the Exercise Shares and/or the Allocated Shares, since in this allocation each one of the Offerees shall be allocated Options that are exercisable to Exercise Shares / Allocated Shares at a rate that is lower than 0.5% of the Company’s offered capital after the allocation, assuming that all the securities that can be converted to Company shares are converted. However, the Options and Exercise Shares and/or Allocated Shares, as relevant, shall be blocked in the framework of section 102 of the Income Tax Ordinance and the rules determined thereunder

18.	Allocation of the Options is subject to receiving the necessary approvals required by law and by the Company articles, including the following:

	18.1	Approval from the Tel Aviv Stock Exchange Ltd to register for trade the Exercise Shares / Allocated Shares resulting from exercise of the Options.

	18.2	Receipt of approval and completion of the processes required to implement the allocation under the terms of section 102 of the Income Text Ordinance and the rules determined thereunder.

19.	Any payment of tax or compulsory payments whatsoever as may apply in respect of the Plan or arising therefrom shall be incumbent upon the Offerees and paid by them.

EXHIBIT 8

LIST OF SUBSIDIARIES

          We have six significant subsidiaries, all of which are incorporated under the laws of the State of Israel, which we control directly or indirectly, as follows:

•	Matav Investments Ltd

•	Cable Systems Media Haifa-Hadera Ltd.

•	Matav Infrastructure 2001 L.P.

•	Matav Assets Ltd.

•	Matav Infrastructure Ltd.

•	Nonstop Ventures Ltd.

ERNST &YOUNG

•	Kost Forer & Gabbay	•	Phone: 972-3-6232525
	3 Aminadav St.		Fax:972-3-5622555
Tel-Aviv 67067, Israel

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-89832), pertaining to the Matav — Cable Systems Media Ltd. 2001 Employee Share Option Plan, of our report dated March 30, 2003 with respect to the consolidated financial statements of Matav — Cable Systems Media Ltd. included in its Annual Report (Form 20-F) for the year ended December 31, 2002.

Tel-Aviv, Israel
June 26, 2003

BY: /S/ KOST FORER & GABBAY —————————————— KOST FORER & GABBAY A Member of Ernst & Young Global

EXHIBIT 99.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

          In connection with the Annual Report on Form 20-F of Matav-Cable Systems Media Ltd. (the “Company”) for the period ending December 31, 2002 (the “Report”), I, Amit Levin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          2.  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2003

/s/ Amit Levin

Amit Levin
Chief Executive Officer

          A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Matav-Cable Systems Media Ltd and will be retained by Matav-Cable Systems Media Ltd and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

          In connection with the Annual Report on Form 20-F of Matav-Cable Systems Media Ltd (the “Company”) for the period ending December 31, 2002 (the “Report”), I, Shalom Bronstein, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2003

/s/ Shalom Bronstein

Shalom Bronstein
Chief Financial Officer

               A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Matav-Cable Systems Media Ltd and will be retained by Matav-Cable Systems Media Ltd and furnished to the Securities and Exchange Commission or its staff upon request.