Form 20-F
period 2003-12-31
MATAV CABLE SYSTEMS MEDIA LTD
filed 2004-06-30
CIK 1014925

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
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
          Item 17 ☐  Item 18  ☒

INTRODUCTION

               As used herein, references to “we,” “our,” “us,” “Matav” or the “Company” are references to Matav-Cable Systems Media Ltd., Matav Investments Ltd., Cable Systems Media Haifa-Hadera Ltd., Nonstop Internet (1999) Ltd., Matav Assets Ltd., Matav Infrastructure Ltd. and Matav Infrastructure 2001, L.P., all of which are wholly owned subsidiaries, and Nonstop Ventures, Ltd., except as the context otherwise requires.

               In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader.  No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all.  The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2003 of NIS 4.379= US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information — Selected Financial Data — Exchange Rate Data.”

               We maintain our financial books and records in shekels and present our financial statements in conformity with generally accepted accounting principles in Israel, or Israeli GAAP.  As applicable to our financial statements, Israeli GAAP and U.S. GAAP vary in certain respects, as described in Note 26 to the financial statements.  We present our historical statements in shekels that have been adjusted to reflect changes in purchasing power due to changes in the Israeli consumer price index. Unless otherwise specified in this annual report, all financial data relating to us are presented in shekels adjusted to December 31, 2003 purchasing power (“adjusted NIS”).  See “Item 5B. Liquidity and Capital Resources - Impact of Inflation and Exchange Rate Fluctuations” and Note 23 to the financial statements.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3A.         SELECTED FINANCIAL DATA

               The following table sets forth our selected consolidated financial data as at and for each of the years in the five-year period ended December 31, 2003. The selected consolidated financial data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 are based on consolidated financial statements that have been prepared in accordance with Israeli generally accepted accounting principles, or GAAP. As applied to our consolidated financial statements, Israeli GAAP and U.S. GAAP vary in certain respects, as described in Note 26 to the financial statements.

               We were incorporated on June 28, 1987. The selected consolidated financial data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects”, and the financial statements and notes thereto included elsewhere in this report on Form 20-F.  The financial data for the year ended as at December 31, 2003 have been translated into US dollars using the representative rate of exchange of the US dollar to the New Israeli Shekel, as published by the Bank of Israel, at December 31, 2003 (NIS4.379 = US$1.00).  The translation is solely for convenience and should not be construed as a representation that Israeli currency amounts actually represent, or could be converted into US dollars.

	1999	2000	2001	2002		2003	2003

(adjusted NIS)	NIS (in thousands) *	NIS (in thousands) *	NIS (in thousands) *	NIS (in thousands) *		NIS (in thousands)*	$ (in thousands)*

Revenues	481,491	474,670	469,389	495,536		545,480	124,567
Operating income (loss)	115,029	(61,612)	(129,851)	(98,681)		(7,819)	(1,786)
Financial expenses, net	9,253	34,324	52,088	48,089		83,958	19,173
Other income (expenses) net	440,213	1,007	3,053	278,535		80,996	18,496
Income (loss) before taxes on income	545,988	(94,930)	(178,886)	131,765		(10,781)	(2,462)
Equity in earnings (losses) of affiliated companies, net	(151,252)	(128,554)	(78,822)	10,910		40,907	9,342

Net income (loss), under Israeli GAAP	334,060	(223,654)	(257,274)	33,824		(5,450)	(1,244)
Net income (loss) per ordinary share, under Israeli GAAP	11.2	(7.7)	(8.9)	1.2		(0.2)	(0.04)
Net income (loss) per ADS, under Israeli GAAP	22.4	(15.4)	(17.8)	2.4		(0.4)	(0.08)
Weighted average number of shares outstanding in thousands, basic, under Israeli GAAP	29,899	28,914	28,834	28,860		29,347	29,347
ADS shares outstanding in thousands, basic - under Israeli GAAP	14,950	14,457	14,417	14,430		14,674	14,674
Net income (loss), under US GAAP	214,203	(219,400)	(215,639)	27,451	***	(38,093)	(8,699)
Net income (loss) per ordinary share, under US GAAP	7.9	(7.7)	(7.4)	1.0	***	(1.3)	(0.3)
Net income (loss) per ADS, under US GAAP	15.8	(15.4)	(14.8)	2.0	***	(2.6)	(0.6)
Weighted average number of shares outstanding in thousands, basic, under US GAAP	17,243	28,604	29,286	28,860		29,347	29,347
ADS shares outstanding in thousands, basic, under US GAAP	13,622	14,302	14,643	14,430		14,674	14,674
Capital expenditures	134,330	394,206	272,817	116,841		55,655	12,710
Balance Sheet Data:
Fixed assets, net	633,233	912,346	1,038,087	991,998		876,825	200,234
Total assets, net	1,142,814	1,163,059	1,183,732	1,132,626		1,142,552	260,916
Short-term credit (including current maturities of bank loans and debentures)	49,968	249,657	561,365	547,853		469,104	107,126
Long-term bank loans	1,714	233,300	186,154	142,085		127,403	29,094
Debentures	170,830	142,479	132,457	99,462		66,145	15,105
Shareholders equity under Israeli GAAP	536,061	367,694	112,273	147,072		180,748	41,276
Shareholders equity under US GAAP	408	299,831	102,552	281,409	***	352,601	80,521
EBITDA**	203,275	44,504	256	56,735		146,992	33,567

*             The data set forth in the table above is expressed in NIS or US dollars, as applicable, except for data set forth in the table regarding numbers of shares and ADSs, as applicable.
**           EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide perspective regarding these results.  EBITDA, however, should not be considered as an alternative to operating income or income for the period or as an alternative to cash flow from operating activities or as a measure of liquidity.  EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.
               EBITDA may not be indicative of the historic operating results of the Company nor is it meant to be predictive of potential future results.  Reconciliation between the operating profit in the financial statements and EBITDA is presented in “Item 5A.  Operating and Financial Review and Prospects – Operating Results”.
***         Restated.  See Note 26c to the financial statements.

Exchange Rate Data

               The following table sets forth, for the years indicated, exchange rates between the shekel and the US dollar, expressed as shekels per US dollar and based upon the daily representative rate of exchange on the last day of each year as published by the Bank of Israel.

	1999	2000	2001	2002	2003	2004(2)

Average(1)	4.14	4.077	4.214	4.736	4.512	4.593
High	4.29	4.198	4.416	4.994	4.924	4.634
Low	4.01	3.967	4.041	4.437	4.283	4.554
End of period	4.15	4.041	4.416	4.737	4.379	4.555

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.
(2)	Through May 31, 2004.

	December 2003	January 2004	February 2004	March 2004	April 2004	May 2004

High	4.441	4.483	4.493	4.535	4.599	4.634
Low	4.352	4.371	4.437	4.483	4.515	4.555

               At May 31, 2004, the representative rate of exchange was NIS 4.555 per US dollar, as published by the Bank of Israel.

               Changes in the exchange rate between the shekel and the US dollar could affect our financial results.

Payment of Dividends to Shareholders

               Our board of directors decided, on December 27, 1999, to distribute an interim cash dividend to our shareholders who held shares on January 11, 2000, in the nominal amount of NIS 7.576 (approximately US$1.82) per ordinary share, for a total nominal amount of approximately NIS 222.0 million paid to the shareholders on January 26, 2000.  Distribution of this dividend was approved as a final dividend for the year 1999 at our annual general meeting of shareholders held on December 31, 2000.  No dividends were declared in 2000, 2001, 2002 or 2003.

3B.         CAPITALIZATION AND INDEBTEDNESS.

               Not applicable.

3C.         REASONS FOR THE OFFER AND USE OF PROCEEDS.

               Not applicable.

3D.         RISK FACTORS

Risks relating to our business and our industry

In order to operate our business, we must have and maintain valid licenses.

               We conduct our operations pursuant to two general non-exclusive cable broadcast licenses, referred to as the Cable Broadcasting Licenses, granted by the Council of Cable and Satellite Broadcasting, or the Council, on April 30, 2002, and a special broadcasting HeadEnd license, referred to as the Broadcasting HeadEnd License, granted by the Israeli Minister of Communications on May 2, 2002.   In addition, we received a non-exclusive telecommunications infrastructure license, referred to as the Telecommunications Infrastructure License, from the Minister of Communications in March 27, 2002.  On November 2003, the Minister of Communications granted to HOT Telecom L.P., or HOT Telecom, a limited partnership owned approximately 26.5% by us, with the remainder owned by the other two Israeli cable television operators, Tevel Israel International Ltd. Group, or Tevel, and Golden Channels & Co. Group, or Golden Channels, an infrastructure license, referred to as the HOT Telecom Infrastructure License, covering the same services covered by the Telecommunications Infrastructure License and also including the requirement to start to provide domestic fixed communications services over cable networks including basic telephony services, to subscribers by November 25, 2004.  The HOT Telecom Infrastructure License replaced and cancelled the Telecommunications Infrastructure License granted to us in 2002.

               The Cable Broadcast Licenses are effective for a period of fifteen years, and the HOT Telecom Infrastructure License is effective for a period of twenty years, and each can be extended by additional ten-year periods if the Council, in respect of the Cable Broadcast Licenses, or the Minister of Communications, or the Minister, in respect of the HOT Telecom Infrastructure License, determine that we, or HOT Telecom, as applicable, have:

•	complied with the terms and conditions of the licenses and the applicable law and regulations;

•	complied with the instructions of the Council and the Minister;

•	continuously acted in a manner to improve our broadcasts, the technology of the broadcasts and the scope, availability and quality of our telecommunications services and our network technology;

•

the ability to continue to provide the broadcasts and to invest in improvements of the broadcasts in the future, and the ability to continue to provide the telecommunications services and make necessary investments in order to update our technology and the scope, availability and quality of our telecommunications services; and

•	continued to comply with the conditions upon which our licenses were granted.

               Our Broadcasting HeadEnd License is valid for so long as our Cable Broadcast Licenses remain in force, but in any event no later than May 30, 2017, although we may apply for an extension of the Broadcasting HeadEnd License beyond this date.

               In order to ensure compliance with our obligations pursuant to our Cable Broadcast Licenses, applicable law and regulatory bodies, we have provided a bank guarantee in the amount of NIS 9.2 million to the Council.  In order to ensure compliance with the HOT Telecom Infrastructure License, we and the other two Israeli cable television operators provided bank guarantees in the aggregate amount of $14 million to the Minister.  The bank guarantee provided by us was in the total amount of $3.72 million.

               Each of the Minister and the Council has the authority to exercise the guarantees in the event that the licensee does not fulfill its obligations, and to cover any damage, loss or cost that the Council, the Minister or the government may incur as a result of any breach of obligations under the licenses, and to ensure any payments by the licensee, including royalty payments and payments of fines imposed by the Council or the Minister.  The exercise of the guarantee does not derogate from the authority of the Council or the Minister to cancel the licenses, to amend the terms and conditions of the licenses or to impose other sanctions, including fines for certain stipulated breaches or actions.

               The Council or the Minister, as applicable, have the authority to amend the terms of our licenses or the HOT Telecom Infrastructure License, at any time, and, in relation to the Cable Broadcast Licenses, the Council must take into account any prejudice to the licensee that would result from such amendment. Further, the licenses may be cancelled for material breach of their provisions, or non-compliance with legal requirements, or the failure to remedy of an immaterial breach. The HOT Telecom Infrastructure License can further be cancelled by the Minister for non-supply of services, non-fulfillment of the conditions of receipt of the license, breach of the restrictions upon the means of control of  HOT Telecom, breach of cross ownership restrictions or breach of obligations to provide information to the Minister.  HOT Telecom is also required to meet certain requirements pursuant to the HOT Telecom Infrastructure License regarding the laying down of network infrastructure.

               Although we believe that we are currently in compliance with all material requirements of our licenses, the interpretation and application of the standards used to measure these requirements are not certain, and disagreements may arise in the future between us and the Minister or the Council.

We are subject to special regulatory restrictions applicable to monopolies, which limit our ability to control the conduct of our business.

               On November 8,1999, the Controller of Restrictive Business Practices, or the Controller, declared that we, and all the other cable television operators in Israel, constitute a monopoly in the provision of multi-channel cable television services in our then respective franchise areas (which are the same areas in which we operate pursuant to our current licenses).  On December 28, 1999, we filed an appeal of this declaration in the Restrictive Business Practices Court, which has not yet been decided.  Until the appeal is finally resolved (and thereafter, if the Controller’s declaration is not dismissed), we are (and will continue to be) subject to the supervision of the Restrictive Business Practices Authority, in addition to the existing supervision of the Minister and the Council, including in the areas of pricing, quality of broadcasting services, agreements with our subscribers, agreements with content providers and the use of our cable television network.  There can be no assurance that the declaration of the Controller will be dismissed.

We and the other cable television operators have agreed on the terms of a merger. The merger might not be consummated, and if it is, we might not be able to realize any anticipated benefits from the merger.

               In February 2003, we and the other Israeli cable television operators agreed on a final version of an agreement outlining the structure and conditions of a merger among us.  To date, the final merger agreement has not been signed, and we cannot predict when and if it will be signed.

               Prior to the merger we will need to reach an understanding with the major Israeli banks, which are creditors of the parties to the merger.  The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, the Controller, and by an Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties.  To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller and the Income Tax Commission.  Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.  The Supervisor of Banks of the Bank of Israel, or the Supervisor of Banks, has not yet approved the merger, and has expressed reservations due to certain limitations under Israeli banking laws.

               According to the position of the Supervisor of Banks, the merger of the cable operators and the formation of a merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of Banks regarding, among other things, restriction on a “Group of Borrowers” as such term is defined in the “Proper Bank Management Directives”.  The relevant directives deal with the issue of the giving of loans by banking corporations and allocation of the merged company’s debts, among other things, to an indirect controlling shareholder of Matav.

               Since April 2002, in accordance with the approval of the Controller to the proposed merger, we cooperate with the other two Israeli cable television operators in order to strengthen our competitive position in the telecommunications market and to achieve maximum operating efficiency in a broad range of activities, including, among others, our marketing and content related activities.

               On November 19, 2003, we, together with the other Israeli cable television operators submitted a request to the Controller for an exemption from the requirement to receive an approval of a restrictive arrangement under Section 14 of the Restrictive Business Practices Law, to cover the period from November 16, 2003 and until the earlier of the date of consummation of the merger of the cable television operators or November 15, 2004, in order to facilitate the consummation of the merger.  The application for the exemption related to the existing joint activities of the cable television operators, including among other things, multi-channel television broadcasts, domestic fixed telecommunications services, including access to High Speed Internet and telephony services, marketing, production and content purchasing.  On December 17, 2003, the Controller granted us and the other cable television operators an exemption for a period of one year, until December 15, 2004.  This exemption is conditional upon, among other things, all of the cable television operators refraining from taking any irreversible actions which would prevent them from being able to undertake separate and independent activities in the event that the merger will not be completed, or from undertaking any cooperation among themselves prior to December 15, 2004 which is not reversible.

               In light of the above, there can be no assurance that the merger will take place, the date on which it will take place or the structure that will be implemented, and accordingly our management is examining the options available to us in order to continue the existing cooperation among the cable television operators, including the possibility of purchasing Tevel’s cable television and access to High Speed Internet subscribers.

               In this regard, we have entered into negotiations with Tevel and its shareholders regarding the purchase by us of all of Tevel’s assets, including Tevel’s holdings in Golden Channels. If we were to acquire Tevel’s assets, we would have over 580,000 cable subscribers, representing approximately 60% of the Israeli cable television market, and we would hold 35% of Golden Channels.  We have not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price.  If this transaction were to take place, we would likely incur or assume substantial additional indebtedness. We believe that if we were to acquire all of Tevel’s assets as aforesaid, the proposed merger of the three Israeli cable television operators would not be completed in its current proposed form.

               In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels recently agreed to perform an operational merger.  To this effect, a joint management was recently appointed to oversee the operational merger of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable companies. We will be subject to decisions taken by the joint management of the merged operations, and accordingly, these decisions will affect our policy-making in the areas of the joint activities. There can be no assurance that the operational merger will result in a successful integration of the operations of us, Tevel and Golden Channels, or whether the operational merger will in fact enhance our profits and competitiveness.

               There can be no assurance that the merger will be consummated.  In the event that the merger is not consummated, it will be more difficult for us to realize our objectives and to compete effectively. In addition, should the merger not be consummated, our overall expenses may increase, since we may no longer benefit from reduced costs, which result from our joint activities with the other two Israeli cable television operators.

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

•

The sums that will be deemed to have been borrowed by the merged entity may exceed the maximum borrowing limit of a single borrower under Israeli banking laws, which might materially restrict the ability of the merged entity to receive loans from Israeli banks. In addition, we, the merged entity and the other parties to the merger may be subject to additional limitations in connection with the receipt of loans from Israeli banks due to restrictions under Israeli Banking laws pertaining to the maximum borrowing by a group of borrowers.

•

The goodwill contributed to the merged entity by the merging entities could result in accounting expenses under Israeli GAAP in the years following the consummation of the merger that would reduce our shareholders’ equity and would have an adverse effect on the public market for our shares and ADS’s, and may negatively affect our ability to pay dividends to our shareholders.  A material reduction in our shareholders’ equity could cause our shares to be delisted from the Tel Aviv Stock Exchange and Nasdaq National Market.

•

For the merger, including certain ancillary actions performed in the framework of the merger, to qualify, pursuant to the approval of the Israeli Income Tax Commission, as a tax-free transaction under Sections 103, 104 and 105 of the Israeli Income Tax Ordinance, the merging entities and their respective shareholders (including us) are required to comply with certain restrictions, including restrictions on certain issuances of shares of the merged entity and restrictions on the number of shares that may be sold by the shareholders of the merged entity.  In addition, the merged entity may not sell a majority of the assets (as defined in the Income Tax Ordinance) transferred to it by the merging entities during this restricted period, and no actions, transfers, provision of guarantees or any other activities may be performed between the merged entity and the other entities that participated in the merger, including their respective shareholders.  In the event that any of these conditions or restrictions are not complied with, the tax exemption may be retroactively cancelled and the merger may be subject to tax, plus a consumer price index linkage adjustment and interest.  These restrictions may deter an acquisition of the merged entity, and prevent us from selling or disposing of our shares in the merged entity.  Additionally, subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required and additional conditions or restrictions may be imposed on the merged entity, the merging entities and their respective shareholders.

•

The terms and conditions of the approvals that we have received to date to the merger affect the ability of the merged entity to manage its business, and restrict the ability of the merged entity to utilize any potential competitive advantage it may otherwise have.

•

In the event that the Controller considers there to be a material decline in the multi-channel television market as a result of the consummation of the merger, he has the power to oblige the merged entity to allow other broadcast license holders (including YES, the Israeli satellite multi-channel television operator) usage of the network infrastructure to access all potential subscribers, and not only to the subscribers of the merged entity.

•

A condition of the approval of the Controller to the merger is an obligation upon the merged entity to begin to supply fixed line telephony services over cable infrastructure to the Israeli public not later than November 20, 2004.  The merged infrastructure entity is obligated to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS105 million until June 30, 2004, not less than NIS140 million until June 30, 2005, not less than NIS105 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with those of Bezeq. We are responsible for 26.5% of these investments.

•

The approval of the Controller to the merger is conditional upon the provision of a bank guarantee in the amount of $15 million to ensure compliance with the terms of the approval. In the event that the Controller decides, in his discretion, that there has been a material breach of the terms of the approval, he may fully or partially exercise the guarantee.  We have provided our pro rata portion of this amount, by giving a guarantee in the amount of $3.75 million.

•

Certain members of the Dankner family, which indirectly control Dankner Investments Ltd., one of our principal shareholders, also own indirectly 11.63% of Bank Hapoalim Ltd., the largest bank in Israel, and constitute part of the controlling group of Bank Hapoalim Ltd., which own approximately 45.18% of the Bank.  We are consequently subject to restrictions under Israeli banking laws concerning credit, consents and limitations with respect to our relationship with Bank Hapoalim.  The restrictions to which we are subject may therefore apply to the merged entity.  Additionally, Bank Hapoalim is a creditor of the other parties to the proposed merger, and will therefore be a creditor of the merged entity.  Please see “Item 4C. Organizational Structure” for a discussion of a recent transaction and pending further transaction between shareholders of Dankner Investments Ltd. and Delek Real Estate Ltd.

Our joint activities with the other two Israeli cable television operators is subject to regulation and antitrust review, which limits our ability to cooperate with them, causes us significant expenses and makes the future of these joint activities uncertain.

               In 1989, together with the other two Israeli cable television operators, we established I.C.P. – Israel Cable Television Programming Company Ltd., or ICP, for the purpose of jointly purchasing and producing content for our local cable channels.  In January 2004, ICP changed its legal name to HOT Vision Ltd.  Prior to the approval of the Controller to the proposed merger of the Israeli cable television operators, the validity of HOT Vision’s activity was subject to the approval of the Restrictive Business Practices Authority.  Under the approval of the Controller to the proposed merger of the Israeli cable television operators, it will not be necessary for the activity of HOT Vision to be subject to the approval of the Restrictive Business Practices Court.  Should the merger not be consummated, the activity of HOT Vision will continue to be subject to the supervision of the Restrictive Business Practices Authority.

               On November 19, 2003, we, together with the other two cable television operators, submitted a request to the Controller for an exemption from the requirement to receive the approval of the Restrictive Business Practices Court for a restrictive arrangement with respect to the period from November 16, 2003 and until the earlier of the date of consummation of the merger of the cable television operators, or November 15, 2004, in order to facilitate the consummation of the merger.  The application for the exemption related to the existing joint activities of the cable television operators, including among other things, with respect to multi-channel television broadcasts, domestic fixed telecommunications services, including access to High Speed Internet and telephony services, marketing, production and content purchasing.  On December 17, 2003, the Controller granted us the requested exemption for a period of one year.  This exemption is conditional upon, among other things, all of the cable television operators refraining from taking any irreversible actions which would prevent them from being able to undertake separate and independent activities in the event that the merger will not be completed, or from undertaking any cooperation among themselves prior to December 15, 2004 which is not reversible.  If the merger is not consummated, it will be necessary for us to receive an extension of this exemption.  There can be no assurance that the Controller will agree to extend this exemption.  If this exemption will not be extended, we may be required to cease our joint activities with the other two cable television operators.

               The terms and conditions of the approvals of the Council and the Controller to the proposed merger also impose significant restrictions on the activity of the merged entity in relation to all areas of our business, including programming, marketing and broadcasting.  We currently have the obligation to fulfill most of the conditions of the Controller’s approval of the proposed merger.

               Each of the Israeli cable television operators, including us, is also under a continuing obligation, as set forth in the Telecommunications Law and in our Cable Broadcast Licenses, to fulfill programming obligations which remain outstanding pursuant to the previous franchises, including the obligation to invest in local productions.  According to our Cable Broadcast Licenses, we may notify the Council of our intention to remove certain channels from our Basic Packages and to transmit those channels within the Premium Broadcastings that we offer our digital subscribers in our tiering system. In such event, the Council has the authority to recommend to the Ministry of Communications that our analog subscriber fees for the Basic Package be reduced.  If the Ministry of Communications will order us to reduce our fees, this could have a material impact on our revenues, if the fees received from other sources do not compensate for the loss of such fees.

The telecommunications industry in Israel is highly regulated which limits our flexibility to manage our business.

               Our business is subject to regulation under the Israeli Telecommunications Law as amended, or the Telecommunications Law, regarding, among other things:

•	licenses;

•	royalties and other payments to be paid by licensees to the government;

•	content and scope of programming;

•	the subscriber charges set by cable television operators for their cable television services;

•	our cable infrastructure that will become a public telecommunications network; and

•	the nature of telecommunications services.

               Changes in laws, regulations or government policy affecting our business activities could adversely affect our business and operations.  We cannot make any assurance that the Minister will not intervene in relation to the amounts we charge our subscribers.

As a result of the changing regulatory environment we have lost the competitive advantage we previously enjoyed as a holder of exclusive franchises, and we face competition from a variety of sources.  This has lowered the entry barriers for potential new competitors and may affect our ability to provide services to our subscribers.

               The Israeli telecommunications market is in a state of transition, moving to a more liberalized environment in which various markets are being gradually opened to competition.  Amendments to the Telecommunications Law replaced the previous system of exclusive franchises by general non-exclusive licenses.  The licenses we have received (and the terms of the approvals we have received from the regulatory authorities with regard to the proposed merger between the Israeli cable television operators), have significantly reduced the barriers to entry into our market and impose conditions upon us that allow our competitors to access our subscribers.

               In January 1999, the Ministry of Communications granted a license for the provision of television broadcasts to subscribers in Israel via satellite to D.B.S. Satellite Services (1998) Ltd., commonly known as YES.  YES began to operate and market its broadcasts in July 2000.  Bezeq – Israel Telecommunications Corporation Ltd., or Bezeq, is a principal shareholder of YES.  Bezeq is a government company, which was declared as a monopoly by the Controller over the provision of basic telephony services, telecommunications infrastructure services, data transmission services and ancillary services and access to High Speed Internet.  Bezeq has great financial resources, which it may place at the disposal of YES, thereby allowing YES to offer its services at low prices and use aggressive marketing strategies, including providing set-top boxes free of charge.  For these reasons, we may not be able to successfully compete with YES. We also have an obligation to lease our inside wiring to YES, and YES is under a reciprocal obligation to us, pursuant to directives issued by the Minister of Communications.  Such competition from YES has affected our income, reduced the number of our subscribers and caused us increased expenses, mainly in marketing and programming.   In particular, the purchasing power of YES has raised the cost of content purchasing from the major production companies (namely Warner Brothers, Universal, Buena Vista, Paramount, MGM, Sony Columbia and Twentieth Century Fox).

               The Telecommunications Law, our licenses and the terms of the approvals we have received to date from the regulatory authorities with regard to the proposed merger of the Israeli cable television operators, also may impose upon us an ‘unbundling’ obligation, the purpose of which is to encourage competition in accordance with, and subject to the conditions of our licenses and applicable law. The obligation allows other broadcasting licensees access to our subscribers through our network infrastructure on terms that are not inferior to the terms that will be provided by HOT Telecom under the HOT Telecom Infrastructure Licensee, to our Cable Broadcast Licensees; and also allows other telecommunications licensees (who may therefore be providers of, among other things, other value added services) to have access to our infrastructure.  Furthermore, pursuant to the terms of the approvals we have received in relation to the proposed merger between the Israeli cable television operators, in the event that the Controller considers there to be a material decline in competition in the multi-channel television market we may be instructed to allow YES, or other broadcast licensees, usage of our network infrastructure to all potential subscribers, and not only to our subscribers, so long as our cable network infrastructure reaches their premises.  If YES ceases to operate due to insolvency, this will be deemed to be a material decline in competition in the multi-channel television market and we may be instructed to allow YES or its successor usage of our network infrastructure as mentioned above.

               Pursuant to our licenses and the Telecommunications Law, we are obliged to reserve and allow one sixth of our broadcasting network capacity for broadcasts of channels produced by special cable broadcast licensees to our subscribers.  According to the Telecommunications Law, without derogating from the general unbundling obligation referred to above, and taking into account the obligation to reserve one sixth of our network capacity, the Minister has the authority to direct HOT Telecom to designate network capacity for the transmission of broadcast and other telecommunications services of a third party.

               We cannot anticipate how and to what extent these obligations may affect our income and expenses, or our subscriber base in the future.

The provision of access to High Speed Internet over cable services in Israel is characterized by significant competition.

               In April 2002, we commenced to provide access to High Speed Internet over cable services.  In November 2003, HOT Telecom was granted a license to supply these services instead of us and the other cable companies. Our subscribers and those of the other cable companies have not yet been formally assigned to HOT Telecom.  We are currently evaluating the implications of performing such assignment, and we have so notified the Minister of Communications.  We have incurred considerable capital expenditure preparing for the provision of this service and anticipate that we and HOT Telecom shall continue to invest in the improvement and maintenance of this service in the future.  However, we and HOT Telecom face significant competition in the access to High Speed Internet market from the government owned Bezeq and may face competition in the future from other well placed competitors. We can make no assurance that we will be able to compete effectively with such competitors, or that we will be successful in realizing a significant return on our investments in this service.

The provision of domestic fixed communications services in Israel is characterized by significant competition.

               HOT Telecom must start providing basic telephony services over cable network to the Israeli public by no later than the end of November 2004.  Pursuant to the approval of the Controller to the proposed merger of the cable operations, as amended, the merged infrastructure entity is obligated to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS105 million until June 30, 2004, not less than NIS140 million until June 30, 2005, not less than NIS105 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with those of Bezeq. We are responsible for 26.5% of these investments.

               On September 17, 2002, the Minister of Communications adopted, with certain changes, the recommendations of a committee formed by the Ministry of Communications for the establishment of policies and rules for the opening of competition in the field of domestic fixed communications services, as the guiding principles in this field.  In order to implement the committee’s recommendations, the Israeli parliament approved an amendment to the Telecommunications Law at the end of May 2003.  Under this amendment, as of September 1, 2004, the Minister may grant a special general license for domestic fixed telecommunications services without imposing on the holders of such licenses the obligation to provide their services to the entire public throughout the entire country or in any specifically defined area in Israel.  The Ministry of Communications recently published the language of the special general license.

               In March 2004, the Minister announced its new policy with respect to Bezeq’s general license such that Bezeq would be allowed in the future, subject to certain conditions, to give discounts for size and allow the provision of a basket of services together with its subsidiaries. This would enable Bezeq to provide services jointly with its affiliates, which it was not allowed to do in the past, including among other things, telephony services (local and international), multi-channel television services, cellular services and access to High Speed Internet services. The Minister intends to hold a hearing on this policy. If the policy described above is implemented, HOT Telecom may not be able to compete effectively with Bezeq and others, and it may not recover its significant investments in telephony services.  In addition, the offering by Bezeq of a basket of services, including multi-channel television services through YES, may have a material effect on our ability to supply telephony services to our subscribers and could cause us to lose multi-channel television subscribers. Accordingly, we may suffer losses as the result of our holdings in HOT Telecom, which would affect our results of operations.

We may face competition from other existing technologies in broadcasting and infrastructure that may be implemented in Israel, or new technologies that could reduce the appeal of our services.

               While we believe that our existing technologies allow us to effectively compete with other existing technologies implemented in Israel, we may face competition from new technologies that may be implemented in Israel.  We cannot anticipate whether, and to what extent if at all, future changes in technology will materially affect the continued use of fiber optic and coaxial cabling technologies that we employ.  We may also face competition from technologies in development or that may be implemented in the future, such as LMDS and other wireless technologies in the fields of data over cable and telephony, video on demand or VOD, personal video recorder, or PVR, services that may be deployed over DSL, and satellite platforms.  We cannot predict the effect of existing, emerging and future technological changes on the viability or competitiveness of our system.  Accordingly, we cannot make any assurance that the technologies we currently employ, or shall employ in the future, will not become obsolete or subject to competition from new technologies in the future.

Our financial condition may be affected by the market price of one of the cellular telecommunications companies authorized to operate in Israel, in which we have invested.

               We hold approximately 5.3% of the outstanding share capital of Partner Communications Company Ltd., or Partner, whose shares are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”.  American Depositary Shares, or ADSs, each representing one of Partner’s ordinary shares are quoted on the Nasdaq National Market under the symbol “PTNR”, and are traded on the London Stock Exchange under the symbol “PCCD”.  Partner holds a license to provide cellular telecommunications services in Israel, and is currently one of the two operators in Israel to use the global system for mobile telecommunications, or GSM, a comprehensive digital standard for the operation of all elements of a cellular telephone system on a fully commercial basis. Partner faces intense competition from other cellular telecommunications service operators in Israel and the Palestinian operator, Jawaal, and also faces competition from fixed line operators in Israel, currently Bezeq – Israel Telecommunications Corporation Ltd.  The market price of Partner’s shares has been and may continue to be volatile in response to conditions in the global securities markets in general and the communications and technology sectors in particular.  The foregoing and other factors could cause the market price of Partner’s shares to fluctuate unpredictably, and could adversely affect the market price of Partner’s shares.

               Partner’s results are reflected in our financial statements through December 31, 2003 on an equity accounting basis and consequently have a material effect on our financial results.  All of our current holdings in Partner are pledged to banks under pledges unlimited in sum, to cover Partner’s liabilities in respect of its loans from the banks.

               We cannot assure you that Partner will be able to successfully compete against existing or new competitors in the field of cellular telecommunications, or that Partner’s systems and business plan will be adequate, efficient and capable of performing in light of the large number of material factors that may affect its future operations and prospects.

               For information regarding recent negotiations between ourselves and Partner for a transaction, please see “Item 7B. Major Shareholders and Related Party Transactions - Related-Party Transactions”.

We may lose our investment in an Israeli international telecommunications service provider.

               We hold a 10% share ownership interest in Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., or Barak, which holds a license to provide international telecommunications services and Internet services in Israel.  Barak currently competes with two other licensed international telecommunications service providers, and several substantial Internet service providers.  One of these competitors is Bezeq International Ltd., which is a subsidiary of the domestic telecommunications service provider, Bezeq– Israel Telecommunications Corporation Ltd., which in the past had a sole monopoly.  As a result of this connection, Bezeq International Ltd. has strong name recognition, long-standing customer relations, and significantly greater financial and marketing resources than the other competitors in the international telecommunications market, including Barak.

               Users of international telecommunications services may subscribe for the services of any provider in Israel, and may change their choice of provider, at any time.  In addition, a user may select the services of any of the providers on a call-by-call basis.  As a result, regular subscribers of Barak may not necessarily use Barak services exclusively.

               The Minister of Communications has recently granted an additional license for the establishment and operation of international telecommunications systems in Israel to one of the large local access to High Speed Internet providers.  In addition, two other companies have applied to the Ministry for such a license. Any resulting competitors may be larger than Barak or have greater financial resources, better technology or services, and Barak may not be able to successfully compete with them. This may have the impact of reducing Barak’s market share. Furthermore, the international telecommunications market is characterized by rapidly changing technology and customer requirements, new industry standards and frequent new product and service introductions.  If Barak is unable to anticipate and keep pace with these changes, it may lose market share.  Barak’s performance or market penetration might not be enhanced and we may lose our investment in Barak.

               In addition, according to Barak’s financial statements for the first quarter of 2004, as of March 31, 2004, Barak had a capital deficiency in the amount of NIS 563 million and a working capital deficit in the amount of NIS 200 million.  If Barak is unable to reach agreement with its banks and other major creditors regarding the restructuring of its debt, or is unable to raise other financing, it might not be able to continue as a going concern, and as a result, we may be required to write-off a substantial portion of our investment in Barak.  In addition, if Barak will raise equity financing in the future, and we will elect not to participate in such financing, our shareholding in Barak could be substantially diluted.

One party will directly and indirectly control a large block of our shares.

               Delek Investments and Assets Ltd. directly holds 17.98% of our shares.  Delek Real Estate Ltd. currently holds 25% of the shares of Dankner Investments Ltd., which holds 22.02% of our shares.  In addition, Delek Real Estate Ltd. is expected to close a transaction in the upcoming weeks which will bring its shareholding in Dankner Investments Ltd. to 87.5%.  Delek Investments and Assets Ltd. and Delek Real Estate Ltd. are both subsidiaries of Delek Group Ltd. which is controlled by Yitzchak (Tshuva) Sharon.  Accordingly, Delek Group Ltd. and Yitzchak (Tshuva) Sharon will become the beneficial owner of 40% of our shares, and as the single largest beneficial shareholder, may have the ability to determine the election of a majority of our directors, and to direct our policies, including the payment of dividends, and may control the outcome of substantially all matters that may be brought before our shareholders.   Please see the discussion of a recent transaction and a pending transaction between shareholders of Dankner Investments Ltd. and Delek Real Estate Ltd. in “Item 4B. Organizational Structure”.

We may not be able to obtain additional capital in order to implement our business plans on favorable terms.

               Although our management currently believes that our existing capital resources, including our credit lines, are adequate to satisfy our financial needs in order to implement our business plans for the next 12 months, we may in fact require additional capital. Our financial needs in that period will be subject to, among other things: our ability to successfully provide our services; the need to upgrade our network to provide added value services; the need to acquire additional equipment; the need to implement the buildout of our infrastructure in peripheral areas; and the needs of companies in which we have significant investments, such as Partner, Barak and, if the proposed merger shall be consummated, the merged entity.

               Any future equity or debt financing, if available, may be on terms that are not favorable to us, and in the event of equity financing, could result in dilution of our shareholders’ interests.  Although our principal shareholders have made loans and contributed equity to us in the past, they are not contractually obligated to do so in the future.

               We commenced negotiations with the banks regarding an increase of our credit lines.  These negotiations were ceased due to the proceedings in connection with the proposed merger of the Israeli cable television operators.  Thereafter, these negotiations were recommenced, and then ceased again due to negotiations regarding proposed transactions with Tevel and Partner. Should we recommence such negotiations, there is no assurance that we will reach an agreement with the banks and receive such increased credit lines.  In the event that we are granted increased credit lines to meet our financial needs, there can be no assurance that we would be able to obtain terms which are favorable to us, or which are not significantly expensive, in light of current market conditions.  Our agreement with the bank supplying one of our credit lines contains a number of covenants relating to, among other things, our debt to equity ratio and the maintenance of a minimum number of subscribers.  If we breach any of these covenants, we could be required to accelerate payment of all amounts owing to this bank.  For further details regarding this credit arrangement, please see “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Our substantial leverage could adversely affect our financial health.

               In recent years, we incurred intensive capital expenditures related to the continued construction of our cable television network and other technological projects, and operating losses, which have increased our indebtedness, resulting in our becoming highly leveraged.

               Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, regulatory and technical factors, including some factors that are beyond our control.  If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness.

               We cannot assure you that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing.  If refinancing were not possible or if additional financing were not available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations.

Due to the fact that we have a significant amount of short-term loans bearing variable interest rates, we are vulnerable to interest rate increases.

               Because we have a significant amount of short-term loans bearing variable interest rates, we are vulnerable to interest rate increases.  In the event that the interest rates applicable to our short-term loans should increase significantly, this would increase our expenses.  Any significant increase in our expenses will harm our results of operations.

Our industry is subject to rapid technological changes that will cause us to incur capital expenditures to remain competitive.

               In order to provide advanced communication services, we have incurred significant capital expenditures expanding our cable network bandwidth from 550 MHz to 860 MHz.  We have a technological advancement plan for deployment of additional two-way services, expansion of fiber optic cable networks and a digital broadcasting system or advanced data over cable/IP platform.  We also aim to improve the network in terms of redundancy and manageability, by closing fiber rings, enhancing the powering and telemetry measures, and downsizing the fiber nodes.  Such enhancements are necessary to allow us to provide telecommunication services at a “Telco-Grade” quality of service, which is the standard commonly used by telephone companies to grade availability and quality of services. We may not have sufficient capital resources to finance the expenditures required to remain competitive, which could adversely affect our results of operations.

Our business may be impacted by shekel exchange rate fluctuations and inflation.

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

               Substantially all of our revenues and a portion of our operating expenses are denominated in shekels, and on the other hand, substantially all of our programming expenses and certain other expenses are denominated or linked to foreign currency.  Thus, any devaluation of the shekel against the US dollar (or other foreign currencies), will also increase the shekel cost of our non-shekel denominated or linked expenses.  Such increase may have an adverse impact upon our operating results, which may be material.  Our borrowings are mostly in Israeli shekels.  We enter into option contracts to protect ourselves from the risk of the possible fluctuations in exchange rates. There can be no assurance that we adequately protect ourselves from exchange rate fluctuations.

Our results of operations may be adversely affected by the implementation of new accounting standards.

               In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements.  In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standard No. 12 to January 1, 2004.

               According to Accounting Standards No. 12 and No. 17, financial statements will cease to be adjusted for inflation in Israel beginning January 1, 2004.  Until December 31, 2003, we continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.  The adjusted amounts included in our financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

               The effect of the adoption of Accounting Standard No. 12, and its implication on our results of operations is dependent on the rate of inflation in Israel, and on the composition of our assets and our sources of financing.  Accordingly, we cannot currently predict the affect that the new accounting standards may have on our results of operations.

The financial situation of the other Israeli cable television operators has an impact upon our business.

               Due to the fact that we cooperate closely with the other two Israeli cable television operators, Tevel and Golden Channels, and have recently decided to merge our operations with those of Tevel and Golden Channels, the financial situation of these companies has an impact on our business.

               Any future deterioration of Tevel or Golden Channels could have an impact upon our business and our day to day operations, including causing an increase in our respective pro rata portion of joint costs, including, among others, content costs which may have a material adverse affect upon our financial statements.  Furthermore, it may affect the possibility of the consummation of the proposed merger between the Israeli cable television operators, and the conditions that the creditors of the companies that are parties to the merger may impose.

               We have recently entered into negotiations with Tevel and its shareholders for the purchase by us of all of Tevel’s assets.  Please see the discussion of this proposed transaction in “Item 4B. Business Overview – Agreement for a Merger of the Cable Television Operators”.

Our previous franchises required us to meet certain milestones with respect to cable access to potential customers in the areas covered by our licenses, which if not met, could expose us to litigation or administrative actions.

               Our previous exclusive franchises contained specific construction milestones with respect to regions within a franchise area that must be passed by the cable television network by specified dates.  We substantially completed the installation of the regional cable transmission network in all our operating areas, and believe that completing portions of the buildout requirements in peripheral regions in the operating areas would be substantially more expensive, on a per-subscriber basis than in the metropolitan areas.  Therefore we did not fully complete build-out requirements in certain peripheral regions.  Our current licenses require us to connect any applicant to purchase cable television broadcasts within a specified period of time.  The Ministry of Communications or the exceptions committee thereof may allow an exception regarding the time schedule to connect applicants, or the obligation to connect every applicant.

               We are subject to a lawsuit and have been subject to other lawsuits in the past, and may be exposed to additional lawsuits in the future, by residents of communities that are not, or were not, connected to our cable television network, seeking to force us to implement the build-out of our network in their communities, or compensation for being prevented from receiving cable television services.  See “Item 8A. Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings”.

We may be required to pay royalties to, and could be subject to lawsuits by, owners of copyrights in connection with particular programs.

               We re-transmit certain foreign channels from third parties. These foreign channels may purchase rights from third parties to broadcast particular programs. According to a recent final ruling of the Israeli Supreme Court in a further hearing, the re-transmission by us of programs broadcast by the foreign channels may constitute an infringement of the rights of the copyright owners of such programs if they did not consent to the broadcast of their programs into Israel. As the result of this ruling, we may be required to reach royalty arrangements with the owners of the copyrights of such programs prior to their re-transmission, in addition to the arrangements we reach with the foreign channels.  This could increase our programming costs.  In addition, we could be subject to lawsuits by the owners of copyrights in programs broadcast by the foreign channels.  If we are found to have violated the copyrights of third parties, we could also be subject to regulatory sanctions.  In the ruling, the Supreme Court called upon the legislators to amend the Copyrights Law to address this issue.  We cannot predict if and when the legislators will address this issue, nor can we currently predict the magnitude of our exposure to increased royalty obligations and lawsuits relating to programs broadcast by the foreign channels we offer.

Pursuant to tax assessments made by the Israeli Income Tax Authority, we may be required to pay significant additional taxes in respect of past years.

               We received tax assessments from the Israeli Income Tax Authority.  For details, please see “Item 8A. Financial Information – Consolidated Statements and Other Financial Information – Legal and Arbitration Proceedings”.  If, as a result of any of these tax assessments, we are required to pay significant additional amounts of taxes to the Israeli Income Tax Authority, our results of operations would be materially affected.

Risks relating to the market for our shares

Our ordinary shares and ADSs are listed for trading on different markets and this may result in price variations.

               Our ordinary shares are listed for trading on the Tel Aviv Stock Exchange, or TASE, and our ADSs are listed for trading on the Nasdaq Stock Market, or Nasdaq.  Each ADS represents two ordinary shares.  Trading in our ordinary shares and ADSs on these markets is made in different currencies (NIS on TASE and US dollars on Nasdaq), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on Nasdaq or the TASE could be insignificant and as such could be subject to volatility. The trading prices of our ordinary shares and ADSs on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates.  Any decrease in the trading price of our ordinary shares on the TASE could cause a decrease in the trading price of our ADSs on Nasdaq, and any decrease in the trading price of our ADSs on Nasdaq could cause a decrease in the trading price of our ordinary shares on the TASE.

Risks relating to operations in Israel

We are subject to the political, economic and military conditions in Israel.

               We are incorporated and based in, and currently derive all our revenues in Israel. As a result, the political, economic and military conditions in Israel directly influence us.  Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, political instability within Israel or its neighboring countries, a significant downturn in the economic or financial condition of Israel and changes in Israeli laws and regulations, including taxation, are likely to cause our revenues to fall and harm our business.

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

               Due to a continuing budget deficit of the Israeli government and the slow down of the Israeli economy in recent years, the Israeli parliament approved, on May 29, 2003, an economic plan that entails, among other things, budget cuts in various sources of government spending, the increase of various tax liabilities and cuts in various social benefits.  It is not known at this stage what impact the implementation of the approved economic plan would have on the Israeli economy.  Since we are located in, and currently derive all of our revenues in Israel, economic events in Israel, or uncertainties associated with such events, could adversely affect our operations and financial results.

Our results of operations could be negatively affected by the obligations of our personnel to perform military service.

               Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Generally, male adult citizens and permanent residents of Israel under the age of between 45 and 54, unless exempt, may be required to perform up to approximately 36 days of military reserve duty annually.  Certain reserve soldiers may be required to serve more.  Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect of any expansion or reduction of these obligations on us.

Provisions of our licenses and Israeli law could delay, prevent or make difficult a merger or acquisition or a change of control of us and therefore depress the market price of our shares.

               Our Cable Broadcast Licenses and HeadEnd License, and the HOT Telecom Infrastructure License, include restrictions regarding changes of means of control of the licensees.

               In addition, provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally requires that a merger be approved by a company’s board of directors and by a majority of the shares present and voting on the proposed merger at a meeting called on at least 21 days’ notice.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the  obligations of the surviving company.  In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal signed by both parties with the Israeli Registrar of Companies.

               The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser will become a 25% or greater shareholder of the company unless there is already a 25% or greater shareholder of the company.  Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company.    In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares of such class.  If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it.  However, the remaining minority shareholders may seek to alter the consideration by court order. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

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

               We are incorporated in Israel.  Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, service of process upon our directors and officers named herein may be difficult to effect within the United States because some of these people reside outside the United States. Any judgment obtained in the United States against us or these individuals or entities may not be enforceable within the United States.

               There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.  However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

•	the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

               If a foreign judgment is enforced by an Israeli court, it generally will be payable in new Israeli shekels, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in new Israeli shekels at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in new Israeli shekels ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time.  Judgment creditors bear the risk of unfavorable exchange rates.

ITEM 4.          INFORMATION ON THE COMPANY

4A.         HISTORY AND DEVELOPMENT OF THE COMPANY

               We were incorporated as Matav-Cable Systems Media Ltd. under the laws of the State of Israel on June 28, 1987.  Our principal executive offices are located at 42 Pinkas Street, North Industrial Area, Netanya 42134, Israel (telephone: +972-9-860-2160).  Our website address is www.matav.co. il.  Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

               We are one of three operators and providers of broadband cable television services in Israel.  The other two cable television operators are Tevel Israel International Communications Ltd. Group, or Tevel, and Golden Channels & Co. Group, or Golden Channels. We market our cable television services and engage in content-related activities together with Tevel and Golden Channels under the brand name “HOT”.

               In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels recently agreed to perform an operational merger.  To this effect, a joint management was recently appointed to oversee the operational merger of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable companies. We will be subject to decisions taken by the joint management of the merged operations, and accordingly, these decisions will affect our policy-making in the areas of the joint activities.  There can be no assurance that the operational merger will result in a successful integration of the operations of us, Tevel and Golden Channels, or whether the operational merger will in fact enhance our profits and competitiveness.

               Prior to the grant of our licenses in 2002, we operated pursuant to five exclusive franchises granted to us by the Israeli Ministry of Communications to provide cable television services in franchise areas, which covered approximately 25% of Israel’s households.  As of December 31, 2003, we provided cable television services to approximately 26.4% of all cable television subscribers in Israel.  We own substantially all of our cable television network infrastructure.  Our exclusive franchises covered four operating areas, three of which included the major metropolitan areas of Bat-Yam – Holon, Haifa, and Netanya – Hadera, and one of which served the less densely populated area of the Galilee.  Our exclusive franchises were subsequently cancelled and replaced by general non-exclusive long term broadcast licenses covering the same geographical areas. Our subscriber penetration is highest in the metropolitan operating areas.

               We operate both directly and through subsidiaries in various fields of communications.  We began serving cable television subscribers in 1990.  We have adopted a growth strategy that combines core activities in the multi-channel television market, based on state-of-the-art technology, with the use of cable television infrastructure.  The total number of our cable television subscribers was approximately 266,700 as of December 31, 2003, compared to approximately 275,000 as of December 31, 2002 and approximately 292,600 as of December 31, 2001.  Cable television subscriber penetration has decreased by approximately 11% during the same period.  In April 2002, we started to offer a commercial service of access to High Speed Internet over cable.  We also provide various data transmission services and network services at different bit rates, services to the business sector, and other ancillary services.

               Our aggregate revenue (including revenue from cable television and access to High Speed Internet subscribers) has increased from approximately NIS 469.4 million as of December 31, 2001 to approximately NIS 495.5 million as of December 31, 2002 and approximately NIS 545.5 million as of December 31, 2003.  During the same period, our operating loss and net loss has decreased from approximately NIS129.9 million and approximately NIS 257.3 million, respectively, for the year ended December 31, 2001, to an operating loss and net income of approximately NIS 98.7 million and approximately NIS 33.8 million, respectively, for the year ended December 31, 2002, and an operating loss and net loss of approximately NIS 7.8 million and approximately NIS 5.5 million, respectively, for the year ended December 31, 2003.  EBITDA has increased from approximately NIS 0.3 million for the year ended December 31, 2001 to approximately NIS 56.7 million and approximately NIS 147.0 million for the years ended December 31, 2002 and 2003, respectively.

               Through December 31, 2003, we have invested approximately NIS 2,028 million (approximately US$ 463.2 million) in the build-out of our cable television network within our license areas and in other fixed assets.

               In July 2002, we and the other two Israeli cable television operators, Tevel and Golden Channels, submitted a request to receive a license to provide domestic fixed communications services.  In October 2003, we and the other two Israeli cable television operators, acting through affiliates, entered into an agreement, as amended in November 2003, for the establishment of AMAT Telecom L.P., which would engage in the establishment and operation of a public telecommunications network by which it will supply domestic-fixed telecommunications services, including, fixed telephony services, access to High Speed Internet over cable, infrastructure services, messaging and data telecommunications services.  On April 14, 2004, AMAT Telecom L.P. changed its name to HOT Telecom L.P.  The partnership agreement includes, among other things, provisions relating to the management of HOT Telecom L.P., or HOT Telecom and its general partner, HOT Telecom Ltd., the distribution of its profits and income and limitations on the transfer of rights by the partners of  HOT Telecom.

               In November 2003, the Ministry of Communications granted HOT Telecom the HOT Telecom Infrastructure  License covering the same services covered by the Telecommunications Infrastructure License granted to us in 2002 (to be supplied within the time frames set forth in the Telecommunications Infrastructure License), and including the requirement to start to provide other domestic fixed telecommunications services including basic telephony by not later than November 25, 2004.  The HOT Telecom Infrastructure License replaced and cancelled our Telecommunications Infrastructure License.

               We have recently entered into negotiations to acquire the cable and communications assets of Tevel.  If this transaction is completed, we would have over 580,000 cable subscribers, representing approximately 60% of the Israeli cable market, and we would hold 35% of Golden Channels.   We have not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price.  If this transaction were to take place, we would likely incur or assume substantial additional indebtedness.

               We have expanded our telecommunications activities by investing in Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., or Barak, an international telephony service provider in Israel, and in Partner Communications Company Ltd., or Partner, one of four licensed providers of mobile cellular telephone services in Israel, and one of the two providers using the global system for mobile telecommunications, a comprehensive digital standard for the operation of all elements of a cellular telephone system, known as GSM.

               Until April 2002, we beneficially held, through Matav Investments Ltd., approximately 15.2% of Partner’s issued and outstanding shares.  Following the sale of shares in Partner in April 2002 and November 2003, we beneficially own approximately 5.3% of Partner’s issued and outstanding shares.

Important events in the development of the cable television and telecommunications industry and our business

Overview

               Television broadcasting in Israel began in 1967 through one off-air government controlled channel, known as Channel 1.  In 1993, private operators commenced regular commercial broadcasts of a second off-air channel, known as Channel 2, and later, an additional channel, the Israeli Knesset Channel. In April 2000, the Ministry of Communications approved the establishment of a second commercial channel (Channel 10), which began broadcasting at the beginning of 2002.

               In 1989, we, together with the other cable television operators, formed I.C.P. Israel Cable Programming Company Ltd., or ICP, for the purpose of jointly purchasing and producing our local cable channels, which then consisted of four channels: family, now known as HOT  3, movies, now known as HOT Movies, sport, and children’s.  The culture & science channel was later added.  In January 2004, ICP changed its legal name to HOT Vision Ltd.  Today, HOT Vision Ltd., or HOT Vision, creates, produces and acquires content for only two channels (HOT 3, and movies (HOT Movies)), and independent producers produce the other three channels in accordance with the Restrictive Business Practices Court’s decision in 1996 regarding the approval of unified channels.  For a discussion of this approval, please see “Item 4B. Business Overview – HOT Vision and Cooperation of Cable Television Operators in Production of Broadcasting”.

               In 1990, the Ministry of Communications began issuing exclusive franchises to operate cable television systems in various geographical areas in Israel.  Each franchise paired a densely populated metropolitan area with a less densely populated rural area to ensure that smaller rural communities would also receive cable television services. The construction of the nationwide cable television network infrastructure began in late 1989 and, based on the number of homes covered by cable infrastructure, approximately 95% of our network had been completed by the end of 2003.

               Pursuant to amendments to the Telecommunications Law in 2001 the exclusive franchises were replaced by a system of general non-exclusive long term broadcast licenses, broadcasting HeadEnd licenses, and general non-exclusive telecommunications infrastructure licenses, all of which we have been granted.  In November 2003, our Telecommunications Infrastructure License was replaced by the HOT Telecom Infrastructure License.  Please see the discussion regarding the HOT Telecom Infrastructure License in “Item 4B. Business Overview – Domestic Fixed Communications”.

               On September 17, 2002, the Minister adopted, with certain changes the recommendations of a committee formed by the Ministry of Communications for establishment of policies and rules for opening of competition in the telephony services market as the guiding principles in this field. The main purpose of the committee was to improve the benefits to the consumer in the field of telephony services, specifically by removing limitations to competition in this area.  The committee found that, among other things, the merger of the cable television operators and the entrance of the merged entity into the telephony market will create opportunities for the opening of competition in the telephony market. In order to implement the committee’s recommendations, the Israeli parliament approved an amendment to the Telecommunications Law at the end of May 2003.  Under this amendment, as of September 1, 2004, the Minister may grant a special general license for domestic fixed telecommunications services without imposing on the holders of such licenses the obligation to provide their services to the entire public throughout the entire country or in any specifically defined area in Israel. The Ministry of Communications recently published the language of such special general license. For more information, please see “Item 4A.  History and Development of the Company – Domestic Fixed Communications”.

               In March 2004, the Minister announced its new policy with respect to Bezeq’s general license such that Bezeq would be allowed in the future, subject to certain conditions, to give discounts for size and allow the provision of a basket of services together with its subsidiaries. This would enable Bezeq to provide services jointly with its affiliates, which it was not allowed to do in the past, including among other things, telephony services (local and international), multi-channel television services, cellular services and access to High Speed Internet services. The Minister intends to hold a hearing on this policy. If the policy described above is implemented, HOT Telecom may not be able to compete effectively with Bezeq and others, and it may not recover its significant investments in telephony services.  In addition, the offering by Bezeq of a basket of services, including multi-channel television services through YES, may have a material effect on our ability to supply telephony services to our subscribers, and this could cause us to lose multi-channel television subscribers. Accordingly, we may suffer losses as the result of our holdings in HOT Telecom, which would affect our results of operations.

Direct Broadcasting by Satellite and Developments regarding YES

               On January 5, 1998, the Israeli parliament approved an amendment to the Telecommunications Law, which allows the Ministry of Communications to grant licenses for distribution of direct broadcast by satellite (DBS) services to subscribers. The Ministry of Communications granted D.B.S. Satellite Services (1998) Ltd., or YES, a license for the provision of television broadcasts to subscribers via satellite, and YES commenced DBS broadcasting in July 2000.  The development of competition to cable television services by the commencement of DBS broadcasting has adversely affected our business.  Following a dispute arising out of the grant of the license to YES, and in consideration for the recognition by the government of our ownership of the cable television network infrastructure, in July 2001, the cable television operators entered into an agreement with the State of Israel pursuant to which the cable television operators, including us, undertook not to bring any claim in the future regarding the grant of a license to YES, and to make certain payments to the government over a 12 year period, commencing January 1, 2003.

               On September 13, 2000, we, together with the other Israeli cable television operators, entered into an agreement with YES, under which we and the other cable television operators granted YES a non-exclusive permit to use our Inside Wiring for the transfer of satellite broadcasts (multi-channel television and interactive channels only); and YES granted the cable television operators a non-exclusive permit to use its Inside Wiring for the transfer of cable television broadcasts (including any other service provided by the cable television operators).  This agreement has since been terminated by YES, and in place of that agreement, in September 2001 the Minister of Communications issued administration directives, which were amended effective as of February 3, 2002, governing the reciprocal use of Inside Wiring between the cable television operators and YES.  The directives establish instructions regarding the procedures of transition for cable television subscribers to become subscribers to YES and vice versa.  These directives also provide that YES shall pay fees to the relevant cable television operators for the use of their Inside Wiring, and that the cable television operators shall pay fees to YES for the use of its Inside Wiring.  The directives stipulate what such amounts should be.  In addition, the Minister of Communications has the authority to issue directives regarding the common use of the Inside Wiring by both YES and by the cable television operators, with regard to the provision of different services by each party.  The Ministry of Communications conducted a hearing regarding the common use of Inside Wiring. To date, the Ministry has not issued directives regarding this matter. In January 2004, we and the other cable operators reached an agreement with YES according to which YES will pay the aggregate amount of NIS 7.3 million (not including VAT) in consideration for the use of Inside Wiring for the period from January 2002 through December 2004.  We are entitled to 26.6% of that amount.  According to the Agreement, towards the end of 2004, we, the other cable operators and YES are to negotiate the terms for YES’s use of our Inside Wiring thereafter.

               In addition, the Telecommunications Law permits a person in residential premises to purchase from the service provider the Inside Wiring installed in the person’s premises.

Digital Broadcasting

               We commenced digital broadcasting in July 2001, pursuant to approvals from the Council for Cable and Satellite Broadcasting, or the Council, and the Ministry of Communications.  These approvals allow us to broadcast in a digital format our analog basic package channels and Pay-Per-View services, as well as other channels that have been subsequently approved for digital broadcast.  These approvals include authorization to provide electronic program guide services, commonly referred to as EPG services.

               We informed the Ministry of Communications that we would provide digital set-top boxes to our subscribers’ principal connection according to actual demand as follows: up to 100,000 set-top boxes will be provided in 2001; 70,000 in 2002, and 60,000 in 2003. The remainder is to be provided during the year 2004.  As of April 30, 2004, we have provided approximately 214,000 set-top boxes to our subscribers.  We have already purchased approximately 230,000 set-top boxes (including 6,000 one way only set-top boxes).  In October 2002, we and our subsidiary Cable Systems Media Haifa - Hadera Ltd. entered into a term sheet with Advent Digital Broadcast Ltd., or Advent, pursuant to which we will purchase 40,000 digital set-top boxes, to be provided in four equal portions over the period commencing on December 1, 2002, and ending on August 1, 2003, for a total purchase price of $5.2 million.  As of May 31, 2004, 34,400 digital set-top boxes have been supplied by Advent Digital Broadcast Ltd.  The Term Sheet shall bind the parties until such time that they shall enter into a definitive agreement.

               We and Tevel, jointly and severally, recently signed a quotation with Advent to purchase an additional 50,000 set-top boxes.

               Recently, we also reached a subsequent oral understanding to purchase another 20,000 set-top boxes from Advent.

Tiering

               On May 10, 2001, we received from the Council the approval to provide digital broadcasting services in a tiering system.  The original approval included only a few channels.  We apply for approvals for additional channels on a case by case basis. We began to provide services according to the tiering system in July 2001.

               We offer our digital subscribers various channels and packages.  Since December 2002, we and the other two Israeli cable television operators offer unified tiering packages.  For a list of our channels and packages and the combinations of packages we offer as part of our tiering system, see “Item 4B. Products and Services - Premium Broadcastings”.

Pay-Per-View, Near Video on Demand and Video On Demand

               We began offering Pay-Per-View services in October 2000.  We have not yet begun to offer Near Video On Demand services to our customers.  Pay-Per-View and Near Video On Demand services are governed by our Cable Broadcast Licenses.   We are in the process of preparing to provide Video on Demand services.

Internet Services

               We received a license to provide ordinary dial-up Internet services in February 2000, and we commenced such services in April 2000. In parallel, we began to offer our subscribers access to High Speed Internet over cable on a trial basis, pursuant to a trial license.

               On November 6, 2000, the Ministry of Communications granted Bezeq – Israel Telecommunications Corporation Ltd., or Bezeq, a license to supply High Speed Internet services using ADSL technology.  Since, at that time, we had not received a license to supply access to High Speed Internet over cable services, as a licensed Internet service provider, we decided to provide dial-up Internet services via Bezeq’s ADSL.  By April 2001, we had reached a share of approximately 20% of the ADSL Internet services market.     In May 2001, we decided to cease these Internet activities and accordingly, we transferred 16,000 of our Internet dial up subscribers to Bezeq International in consideration for a payment of $1.25 million.

               We performed access to High Speed Internet over cable trials during 2000, 2001 and the first quarter of 2002.  On March 27, 2002, we received our Telecommunications Infrastructure License, which allowed us to provide, among other things, access to High Speed Internet over cable services.  After receipt of our Telecommunications Infrastructure License, the trials were discontinued and we began to offer (including to subscribers of the trial services) our commercial service of access to High Speed Internet over cable, which we launched on April 8, 2002.  In November 2003, the Ministry of Communications granted HOT Telecom a license covering the same services covered by the Telecommunications Infrastructure License granted to us in 2002 within the time frames set forth in the Telecommunications Infrastructure License, and includes the requirement to start to provide other domestic fixed communications services over cable networks including basic telephony services to subscribers by not later than November 25, 2004.  The HOT Telecom Infrastructure License replaced and cancelled our Telecommunications Infrastructure License.  According to the HOT Telecom Infrastructure License access to High Speed Internet services shall be provided through HOT Telecom.  Please see the discussion regarding the HOT Telecom Infrastructure License in “Item 4B. Business Overview – Domestic Fixed Communications Services”.  As of December 31, 2003, we provide access to High Speed Internet over cable services to 57,357 subscribers.  As of the date of this annual report, we, Tevel and Golden Channels had not yet assigned our access to High Speed Internet over cable subscribers to HOT Telecom.  We are currently evaluating the implications of performing such assignment, and we have so notified the Minister of Communications.

Ownership of Cable Infrastructure and Payments to the State of Israel

               In light of the contention of the Ministry of Finance according to which, following the expiration of the cable television operators’ franchises, the cable television operators should pay the State of Israel appropriate consideration for the grant of a right to continue to provide multi-channel television services to subscribers, as well as other telecommunications services over the cable network, the cable television operators, including ourselves, came to an agreement with the State of Israel dated July 2001, in which we undertook, among other things, to make certain payments to the government over a 12 year period, and in consideration, each cable television operator received recognition by the government of its ownership of its respective cable television network infrastructure.  Subsequent amendments to the Telecommunications Law adopted that agreement.  The material terms of the agreement provide that:

•

Each cable television operator shall make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum determined by multiplying certain accumulated income of all the cable television operators, including certain income derived from the use of cable infrastructure, by a percentage which is between 0% and 4%, increasing gradually according to the amount of such income.  In the July 2001 agreement, it was agreed that our pro rata portion would be 24.1%, until agreed differently by all of the cable television operators.; and

•

Each cable television operator shall pay the State of Israel in the 12-year period up to 12% of its income from the sale of any activity related to the cable infrastructure or a right related to such activity, and the sale of certain assets as set forth in the agreement.

•	The Israeli government (subject to payment of payments by the cable television operators) undertook not to assert any rights or claims regarding the ownership of the cable infrastructure.

               As a result, each cable television operator is deemed to own all the rights to the cable network infrastructure in its license areas, and the right to operate it is subject to applicable law, following the expiration of the previous franchises.

               In March 2003 the cable television operators approached the Israeli Ministry of Finance with a request to defer for one year the commencement of payments due under the July 2001 agreement.  In April 2004, this request was rejected by the Accountant General of the State of Israel, and the Accountant General of the Ministry of Communications demanded that we pay all amounts outstanding in respect of 2003 and the first quarter of 2004 by May 31, 2004.  As of the date of this annual report, we paid the amounts outstanding in respect of the first quarter of 2004, but we have not yet made any payments in respect of the amounts outstanding from 2003.  We recently reached an agreement with the Accountant General of the State of Israel regarding the terms of payment of our obligations in respect of 2003.  We agreed to pay the amount owed in seven equal quarterly installments, beginning on July 21, 2004, and ending on January 21, 2006.  The amounts outstanding for 2003 will be linked to the Israeli Consumer Price Index, and will bear annual interest at the rate of 5.9%.

               The July 2001 agreement, and its codification into law by way of amendments made to the Telecommunications Law, will continue to be in effect if the cable television operators consummate their proposed merger.  Please see the discussion of the proposed merger below.

Proposed Merger of the Israeli Cable Television Operators

               In February 2003, we and the other Israeli cable television operators agreed on a final version of an agreement outlining the structure and conditions of a merger between us.  The merger agreement, upon its signing, will add to and broaden the terms of the previous arrangement between the parties executed on December 31, 2001, which cancelled and replaced previous arrangements between the parties.  The parties have agreed that if the final version of the merger agreement has not been signed by July 31, 2003, or a later date agreed upon by the parties, the provisions of the agreement will not apply, the parties shall not have any claim or suit towards another party with respect to the proposed merger agreement and/or the shareholders agreement, and shall be free to act independently or together with others, without any limitation.   To date, the agreement has not been signed.

               The purpose of the merger, among other things, is to enable us to provide additional telecommunications services, to increase our ability to compete successfully with Bezeq in the field of domestic fixed line services, including telephony, and,to cooperate in various areas, including purchase of content, marketing, sales and unified networks and effect substantial cost savings.  The consummation of the merger is subject to reaching an understanding with the major Israeli banks and the other creditors of the merging entities, and receipt of approvals required under applicable law, including the approvals of the Income Tax Commission, the Council, the Controller of Restrictive Business Practices and the Israeli court.  To date, we have received approvals, subject to certain terms and conditions, from the Council, the Controller of Restrictive Business Practices and the Income Tax Commission.  Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.  See “Item 4B. Business Overview - Arrangement for a Merger of the Cable Television Operators”.

               Since the date of the approval of the Controller to the merger on April 22, 2002, we, Tevel and Golden Channels collaborate in most of our areas of activities, including but not limited to marketing and content related activities, and since the end of 2003 we carry out these activities under the brand name “HOT”.

               In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels recently agreed to perform an operational merger.  To this effect, a joint management was recently appointed to oversee the operational merger of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable companies. We will be subject to decisions taken by the joint management of the merged operations, and accordingly, these decisions will affect our policy-making in the areas of the joint activities.  There can be no assurance that the operational merger will result in a successful integration of the operations of us, Tevel and Golden Channels, or whether the operational merger will in fact enhance our profits and competitiveness.

               In addition, in an effort to expand our business, we have recently entered into negotiations to acquire the cable and communications assets of Tevel.  If this transaction is completed, we would have over 580,000 cable subscribers, representing approximately 60% of the Israeli cable television market and we would hold 35% of Golden Channels.  We have not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price.  If this transaction were to take place, we would likely incur or assume substantial additional indebtedness.

Domestic Fixed Communications Services

               On September 17, 2002, the Minister of Communications adopted, with certain changes, the recommendations of a committee formed by the Ministry of Communications for the establishment of policies and rules for the opening of competition in the field of domestic fixed communications services, as the guiding policies in this field.  The main purpose of the committee was to improve the benefits to the consumer in the field of domestic fixed communications services, specifically by removing limitations to competition in this area.  In accordance with the recommendations of the committee, among other things, the merger of the cable television operators and the entrance of the merged entity to the domestic fixed communications services market, create opportunities for the opening of competition in the telephony services market.  See below for information regarding the provision of telephony services by HOT Telecom.  For information regarding the provision of telephony services by the merged entity, see “Item 4B. Business Overview -Agreement for a Merger of the Cable Television Operators  - Approval of the Controller of Restrictive Business Practices to the Merger - Interests in telephony services”.

               In order to implement the committee’s recommendations, the Israeli parliament approved an amendment to the Telecommunications Law at the end of May 2003.  Under this amendment, as of September 1, 2004, the Minister may grant a special general license for domestic fixed communications services without imposing on the holders of such licenses the obligation to provide their services to the entire public throughout the entire country or in any specifically defined area in Israel.  The Ministry of Communications recently published the language of the special general license.

               In July 2002, we and the other two Israeli cable television operators, Tevel and Golden Channels, submitted a request to receive a license to provide domestic fixed communications, including telephony services.  In October 2003, we and the other two Israeli cable television operators, acting through affiliates, entered into an agreement, which was amended in November 2003, for the establishment of AMAT Telecom L.P., which would engage in the establishment and operation of a public telecommunications network by which it will supply domestic-fixed telecommunications services, including, access to High Speed Internet over cable, infrastructure services, messaging, data telecommunications and fixed telephony services.  On April 14, 2004, AMAT Telecom L.P. changed its name to HOT Telecom L.P. The partnership agreement includes, among other things, provisions relating to the management of HOT Telecom L.P., or HOT Telecom, the distribution of its profits and income and limitations on the transfer of rights by the partners of  HOT Telecom.

               We beneficially own 26.5% of the rights in HOT Telecom. We and the other two cable television committed to provide access to our cable networks to HOT Telecom on terms and conditions to be determined.  Furthermore, we agreed that if, during the 36 months following the date of signature of the partnership agreement our cable broadcasting and communications operations would be merged, the holdings of the parties in HOT Telecom, including the operations of HOT Telecom would be transferred to the merged entity for no consideration.  HOT Telecom is obligated to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS105 million until June 30, 2004, not less than NIS140 million until June 30, 2005, not less than NIS105 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with those of Bezeq. We undertook to invest up to NIS 93 million in HOT Telecom over a period of three years commencing on November 25, 2003, and in accordance with the aforesaid milestones.

               In October 2003, the limited partners of HOT Telecom also entered into an agreement to establish AMAT Telecom Ltd. to serve as general partner of HOT Telecom (with a 1% interest). On April 14, 2004, AMAT Telecom Ltd.’s name was changed to HOT Telecom Ltd.  We beneficially own 26.5% of HOT Telecom Ltd., and have the right to appoint two out of six directors to HOT Telecom Ltd.’s board of directors.  This agreement includes provisions relating to the taking of decisions, distribution of profits and income, limitations on the transfer of rights in HOT Telecom Ltd. and the obligations of the three cable operators to afford access to their cable networks to HOT Telecom and HOT Telecom Ltd.

               The abovementioned two agreements were made conditional upon the Israeli court overseeing Tevel’s insolvency proceedings approving the entrance into such agreement by Tevel. On November 24, 2003 Tevel’s trustee notified the court of, among other things, these agreements. To date, no decision, response or instruction has been received from the Court with respect to the approval of Tevel’s entrance into these agreements. As of January 8, 2004, all of the approvals that were required in order for the arrangement of creditors to become effective had been obtained, and accordingly the arrangement of creditors entered into effect.  According to this arrangement, Tevel has reached agreement with its unsecured creditors and no longer has any obligation to these creditors with respect to debts incurred prior to April 22, 2002.  According to the agreement reached with the secured creditors, Tevel’s shares and remaining assets are subject to the right of Tevel’s secured creditors which are banks to realize these shares and assets to cover Tevel’s debts to these secured creditors.

               In November 2003, the Ministry of Communications granted HOT Telecom a license covering the same services covered by the Telecommunications Infrastructure License granted to us in 2002 within the time frames set forth in the Telecommunications Infrastructure License, and includes the requirement to start to provide other domestic fixed communications services over cable networks including basic telephony services to subscribers by not later than November 25, 2004.  The HOT Telecom Infrastructure License replaced and cancelled our Telecommunications Infrastructure License.

               4B.          BUSINESS OVERVIEW

               We operate digital and analog cable television systems and provide a variety of channels and programs as one of three cable television operators in Israel. In addition we provide access to High Speed Internet over cable services and services to the business sector, data services and, commencing in November 2004, HOT Telecom intends to start to provide commercial telephony services.  We believe that Israel is and will continue to be an attractive environment in which to provide cable television services for the following reasons:

               Multi-Channel Cable Television Market.  As of December 31, 2003, there were approximately 1.75 million homes covered by cable networks in Israel, with a penetration rate of approximately 57%.  The high penetration rate for multi-channel cable television services in Israel is attributable to the high penetration of televisions, multiple televisions and home video cassette recorders in homes, the fact that we provide additional Hebrew language (including subtitled and dubbed) programs and other various programs and services.

               Subscriber Base.  Between 2001 and 2003, the population of Israel grew at an average rate of approximately 2% per year.  In 2003, our number of cable television subscribers decreased. Of our cable television subscribers, our number of digital subscribers increased, and our number of subscribers for other services provided over cable increased.  During the same period, our number of access to High Speed Internet subscribers increased.

               Diverse Population.  The cultural and linguistic diversity of Israel’s population has created a large pool of potential cable television subscribers with different viewing needs. From 1991 through the end of 2003, approximately 918,000 new immigrants arrived in Israel, representing approximately 54% of the increase in Israel’s population during that period. In addition, a substantial portion of Israel’s population consists of first or second-generation immigrants, many of which we believe continue to speak the language of their country of origin and maintain strong cultural ties to that country.

               Growth in the Number of Channels and Diversity of Content.  We provide our subscribers with the most widely viewed cable television broadcasts in Israel.  We continually aim to increase the number of channels we provide and improve the diversity of content, including channels in various languages for a large spectrum of viewers, in accordance with the perceived requirements of our subscriber base.  The following are the new channels that we provide since January 1, 2000, most of which are subtitled or dubbed in Hebrew or Russian, which we believe promote viewer interest in cable television in Israel.  The list is up to date as of May 31, 2004.

•

Added during 2000: the classical music channel (“Mezzo”); a new children’s’ channel for preschoolers (“Hop” Channel); the American sport channel (“ESPN”); the TV movie channel (“Hallmark”), and the British entertainment channel (“BBC Prime”); the Cartoon Channel; the classic movie channel (“TCM”); the Russian classic movie channel (“Nashe Kino”); and the action channel (“AXN”).

•

Added during 2001: the children’s’ channel (“Fox Kids”); the Indian entertainment channel (“Zee TV”); the Romanian entertainment channel (“Pro TV”); the youth channel (“BIP”); the 40 audio music channels; the European culture channel, (“ARTE”); the action channel (“Reality”); the Arabic family, sport, children movie and music channels (“ART” 1, 2, 3 4 and 5); the entertainment channel (“E!”); the History Channel; the movie channels (“HOT Drama”, “HOT Action”, and “HOT Fun”); the movie channel (“MGM”); the Adventure channel (“Adventure 1”); the lifestyle channel, (“Good Life”); two extra home cinema digital channels; the telenovella channel (“Viva Platina”); the sports channels (“Sport 5+”); and (“NBA”).

•

Added during 2002: the life style channel (“Ego”); the movie channel (“HOT Prime”), and four music channels (“MTV Base”, “MTV 2”, “MTV Hits”, and “VH1 Classic”); the Russian movie channel (“MF”); the news channel (“Fox News”); the sports channel (“Eurosportnews”); the economics channel (“CNBC”); the sports channel (”Fox Sport”); and 4 regional radio channels.

•

Added during 2003: the Russian channel (“NTV Mir”); the sports channel (the “Teams channel”); the Russian History channel (“History Russian”); the Judaism channel (“Techelet”); the Playboy channel (reinstated); the children’s knowledge channel (“Logi”); and the Russian Telenovela channel (“Romantica”).

•	Added through May 2004: the Academic channel; the General Russian channel (“Moscow Open World”); and the Extreme sports channel.

               Digital Broadcasting Services.  In July 2001, we began to provide digital broadcasting services, in addition to the analog broadcasting services which we provided all along.  We offer our digital subscribers the digital Basic Package, and they may purchase all or part of any of the Premium Broadcastings.  For additional information on the Basic Package and Premium Broadcastings, please see “Item 4B. Products and Services”.

               Pay-Per-View, Near Video on Demand and Video on Demand.  We began offering Pay-Per-View services in October 2000, which are commenced by digital and analog HeadEnd equipment and received at the subscribers premises by analog and digital set-top boxes.  We have not yet begun to offer Near Video on Demand services to our subscribers.  Pay-Per-View and Near Video On Demand services are governed by our Cable Broadcast Licenses. For information regarding our Cable Broadcast Licenses, see “Item 4B. Business Overview - Our Licenses”.  We are currently in the process of preparing to provide Video On Demand, or VOD, services.

               Interactive Services.  Since September 2001, we provide the following interactive services to our digital subscribers: Games Channels, Horoscopes and Weather.  Since February 2002, we provide an entertainment programming guide service.  Since November 2002, we operate an interactive youth application (“T.J.”) that serves as a portal to our ‘Youth Package’, which includes a multi-optional interactive screen.  Interactive applications have been integrated into the Ego channel, since July 2002, and the Good Life channel, since August 2002.  Since August 2002 we provide an interactive invoice service.  In December 2002, we began to implement an interactive voting application, which allows our subscribers to participate in television votes conducted on certain programs through the use of the subscriber set-top box.  In January 2003, we began to implement an interactive commercial application.  In February 2003, we began an interactive messaging service to subscribers, which allows us to send messages to subscribers regarding broadcasts and services in connection with broadcasts. We currently offer our digital subscribers Games Channels also on a pay-per-play basis (pay per game) or pay-per-use basis (pay per defined duration of time played), the use of which may be limited by the subscriber (for the purpose of parental control), on the basis of a predetermined maximum monthly fee. . We have recently commenced providing closed group chat services, known as HOT Talk, instant messaging services and multi-player game services.  This service is currently provided free of charge.  Subject to the receipt of the relevant regulatory approvals, we intend to provide additional interactive services in the future, including the integration of interactive applications into additional channels, additional games channels, an interactive lottery and soccer lottery.  For a list of our interactive channels and services please see the table below under “Item 4B. Business Overview – Premium Broadcastings”.

               Access to High Speed Internet Over Cable Services. On April 8, 2002, as part of our competitive activity in the telecommunications market, we began to provide access to High Speed Internet over cable services through our infrastructure.

               Services to the Business Sector.  We and HOT Telecom have recently commenced the marketing of additional communication services designed for businesses, including Internet for businesses, Internet Protocol Visual Private Network, or IP VPN, and various data transmission services and network services at different bit rates. Please see the tables relating to our services to the business sector under “Item 4B. Business Overview – Services for the Business Sector”.

               Technologically Advanced Infrastructure. Due to the relatively recent buildout of the cable television industry in Israel, operators utilize advanced technologies, such as broadband, hybrid fiber optic/coaxial, or HFC, cable networks and digital video broadcasting, or DVB, platforms. The main benefits of using such technologies are the potential for greater capacity, increased functionality, improved broadcasting quality, and development of two-way communication based services.  We installed and utilize a DVB platform, and previously upgraded our HFC network into a full two-way expanded bandwidth plant.  We successfully employ access to High Speed Internet over our cable platform.  We have upgraded our infrastructure to allow us to provide data over cable services.  The technology upgrade is compliant with the technologies of the other parties to the proposed merger of the Israeli cable television operators.  Based on our infrastructure, we plan to gradually implement more service layers, such as VOD services, enhanced television interactive applications and other services, which utilize the cable television platform upon other alternative platforms. Our VOD project is in the design stage.  This project is conducted jointly together with the other two Israeli cable television operators, Tevel and Golden Channels.

               Integrated Fiber-Optic Network. The broadband networks of the three cable television operators in Israel are connected through nationwide fiber optic cable links. This interconnection is currently being used for sharing resources, for mutual back up measures and in order to create a uniform platform for new access to High Speed Internet services provided by us, Tevel and Golden Channels.  That network also creates an opportunity, subject to regulatory approvals, to develop and provide subscribers throughout Israel with services such as telecommunications using the already installed cable television infrastructure networks.

Strategy

               Our mission is to leverage our cable television infrastructure and market share to be a leader in the Israeli information, telecommunications and entertainment industry.  In order to achieve our mission, we are implementing strategies designed to:

•	increase our range of value-added services offerings to our subscribers;

•	increase penetration in the services we provide today and expand into other telecommunications activities; and

•	enter into mergers, acquisitions and strategic alliances to add to our offering and expand our market share.

Competitive Strengths

               We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•	state-of-the-art technology and an advanced network and infrastructure which we own entirely, including two-way broadband transmission, HFC cables, and a fully digitalized broadcasting system;

•	a diversified and rich selection of programming content;

•	high quality of broadcasting service and support for subscribers;

•	as of December 31, 2003, a large subscriber base which contains approximately 266,700 subscribers, constituting a penetration rate of approximately 56% in our license areas;

•	a highly experienced and dedicated management team and staff;

•

built in technological unique advantages, such as wide bandwidth, 2-way communication, one pipe for various, multiple services, segmented network (which allows reuse of bandwidth and implementation of narrowcast and Unicast services);

•	reasonable fees for our cable television broadcast offerings and access to High Speed Internet over cable services, and for other services; and

•	offering various value-added services to our subscribers, including services targeted to the business sector.

Availability and Sources of Programming

               The increasing availability of cable television in Israel has provided an attractive alternative to the limited off-air television programming and the use of video cassette recorders and DVDs. We offer cable television analog and digital subscribers a single tier of basic service within the framework of the analog and digital Basic Packages.  We offer our digital subscribers the possibility for additional channels and packages within the framework of our Premium Broadcastings and services. For information regarding the channels and packages included in the Basic Packages and the Premium Broadcastings, see “Item 4B. Products and Services - Basic Packages” and “Item 4B: Products and Services - Premium Broadcastings”.  Two of the most popular channels available to cable television operators in Israel is provided by HOT Vision and by independent producers.  The three cable television operators in Israel currently provide the same program scheduling on all of the channels in each of their license areas, enabling subscribers throughout Israel to watch the same program at the same time.

               We aim to diversify and improve the content quality we provide to our subscribers.  We do so by adding new broadcasting channels and enriching the existing ones. For example, we provide subscribers with broadcasts of the English football Premier League, the U.S. National Basketball Association League, the European Football Association Champion League, the French Open, various children’s programs, channels dedicated to a variety of topics and interests, and films and popular series from leading major studios around the world.  In addition, we offer our subscribers new interactive channels and applications. See the discussion in “Item 4B. Business Overview – Growth in the Number of Channels and Diversity of Content”.

Products and Services

Overview of our Cable Television Services

               We offer cable television analog and digital Basic Packages, and we offer our digital subscribers Premium Broadcastings and services.

               Subscribers are offered access to a variety of Hebrew language programming (including original, subtitled and dubbed), a home shopping channel, off-air channels originating in Israel and other selected countries, and satellite television channels.  We charge subscribers an initial installation fee of approximately NIS 99 including VAT, and an average monthly subscription fee for the analog and the digital Basic Packages of approximately NIS 175.5 including VAT. We also require a deposit of approximately NIS 99 including VAT, for the regular analog set-top box (for those subscribers without cable-ready televisions), or NIS 199 including VAT, for the addressable analog set-top box, and a deposit of approximately NIS 399 including VAT, for the digital set–top box. We partially refund the deposit when the set-top box is returned.  The refund amount (which is linked to the Israeli consumer price index) is reduced by 10% of the value of the set-top box for depreciation each year or each partial year commencing from the date of installation of the set-top box and until the earlier of the date we cease to provide services to such subscriber, or until removal of the set-top box.  Alternatively, our subscribers may elect to lease the set-top box for a monthly fee that ranges between NIS 10 and NIS 15 including VAT, but not more than the value of the set-top box.  We are allowed to sell the set-top box to a subscriber, at the subscriber’s option, in consideration for an amount not exceeding the value of the set-top box. We also charge subscribers fees for reconnection, installation of additional outlets in subscribers’ households, and provision of cable television services on the additional outlets.  The fees set forth above include value added tax at a rate of 17%.

Programming

               We currently transmit programming on varying numbers of channels in our operating areas, which consists of off-air channels, satellite channels, dedicated channels, and other channels. The tables set forth below present our analog and digital Basic Packages and those additional channels and packages that are included within the Premium Broadcastings which we provide to digital subscribers in the tiering system.  For a discussion of the risks related to programming, see “Item 3. Risk Factors”, and for a discussion of certain of our costs associated with programming, see “Item 5. Operating Financial Review and Prospects – Operating Expenses”.

               We and the other cable television operators have agreed, however, to pay royalties to certain organizations representing Israeli performing artists with respect to copyrighted materials broadcasted by the cable television operators. For the years ended December 31, 2001, 2002 and 2003, we recorded royalties expenses with respect to such organizations of approximately NIS 2.7 million, NIS 2.9 million and NIS 2.7 million, respectively.

               Off-Air Channels. The off-air channels we transmit to our subscribers are the Israel Broadcast Authority channel (Channel 1, Channel 33 and Channel 2).  Although subscribers can receive transmission of these off-air channels through a household antenna or a satellite dish, the antennae located on our HeadEnds enable subscribers to obtain superior picture and sound quality.

               Satellite Channels. We transmit to our subscribers broadcasts of foreign and Israeli television channels which we receive at our HeadEnds via satellite. We pay fees for the right to transmit certain of these broadcasts. We have not received permission to transmit the respective broadcasts from all foreign satellite television operators whose broadcasts we transmit.  However, pursuant to our Licenses, and subject to the permission of the Council, our freedom to remove channels from the Basic Packages is limited.  The telecommunications rules prohibit the broadcasting of channels or programs without the consent of the original broadcaster.  Furthermore, there can be no assurance that the satellite television operators to whom we do not currently make payments will not request payments from us in the future. In addition, a lawsuit was filed against us in connection with these matters.  See “Item 8A.  Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings”.

               Other Channels. We broadcast a wide variety of additional channels, including those channels listed in the Basic Packages tables below, and those pursuant to our tiering, Pay-Per-View and interactive services.

               On May 30, 2001 we commenced broadcasting of the adult content in accordance with the approval of the Council granted at such time.  Since October 2001, pursuant to amendments to the Telecommunications Law and Council decisions, we transmitted adult content channels by way of Pay-Per-View only.  Pursuant to further amendments to the Telecommunications Law, broadcasts that include ‘abominable material’ within the meaning in the Israeli Penal Law, 1977, and which include certain content as set forth in the Telecommunications Law, is prohibited as of August 2002.   Following such further amendment, we ceased to transmit adult content channels also by way of Pay-Per-View.  On June 12, 2003, the Council resolved to approve the broadcast of the Playboy channel, subject to existing and certain additional conditions and limitations, under which, among other things, the Playboy channel will be transmitted only at certain stipulated times and offered to digital subscribers as a separate pay channel and not as part of the digital Basic Package.  Cable Broadcast Licensees are required to, among other things, take reasonable measures to ensure that: the channel shall be purchased only by subscribers over the age of 18; the channel will be coded such that access will be available only by a personal code; and Cable Broadcast Licensees are required to transmit during the transmission of the channel certain broadcasts regarding the prohibition on exposure of children and youth to the channel.  We have commenced broadcasts of the Playboy channel pursuant to and in accordance with the conditions and limitations set forth in the Council’s latter decision.  Subscribers can view the Playboy channel on a Pay-Per-Night basis, and the Erotica channel on a Pay Per View basis.  A number of petitions filed before the Israeli High Court of Justice, in which we were listed as a respondent, against, inter alia, the Council’s decision to approve the broadcast of the Playboy channel, were denied.

               Locally Produced Programming.  In 1989, together with the other Israeli cable television operators, we established a company named ICP – Israel Cable Television Programming Company Ltd., which is now known as HOT Vision Ltd., for the purpose of jointly purchasing and producing content for our local channels.  Today, HOT Vision creates, produces and acquires content for two channels (Channel 3 (HOT 3) and movies (HOT Movies)).  We own approximately 25% of HOT Vision and make payments to it based on the number of our subscribers.  For the years ended December 31, 2001, 2002 and 2003, we paid HOT Vision approximately NIS 70.0 million, NIS 62.0 million and NIS 54.0 million, respectively.

               Under the Telecommunications Law and in accordance with the resolution of the Council of June 2002 as amended in September 2002 and in May 2003, each Cable Broadcast Licensee is required to allocate to local production or purchase of locally produced programs, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of grant of the Cable Broadcast Licenses) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to local productions by the Cable Broadcast Licensees as of 2006 and thereafter.  For this latter purpose, the Council shall consider, among other things, the financial condition of the licensees in connection with their broadcast activities and the contribution of the proposed merger of the cable television operators to the improvement of the financial condition of the licensees.

               Under the Telecommunications Law, we are required to provide up to one-sixth of our network capacity for broadcasting to holders of special cable television licenses for specific channels.  In addition, we have allocated programming time to broadcasting by local community organizations and the public educational channel, which we are obliged to broadcast according to the Telecommunications Law.  With the exception of the broadcasts by local community organizations and the public educational channel, all such special cable television licensees are required to pay for the use of our network capacity.  We are under an obligation to allow other broadcast license holders to have access to our network infrastructure, within three months from the date requested by the other licensee or producer.  According to the approval of the Controller to the proposed merger, if we are unable to reach a commercial agreement with such broadcast licensee or producer within 60 days, the matter must be referred to arbitration and the arbitrator must act in accordance with the instructions of the Controller.

               Local News Broadcasts.  Our licenses also require that we provide periodic local news broadcasts in each license area.  The content of our local news and local community programs varies in our operating areas.  In accordance with the Council’s decisions of December 2002 and February 2003, a Cable Broadcasting Licensee may produce local news broadcast for seven license areas through an external producer, subject to the Council’s approval.  According to decisions of the Council taken in April 2004, we are entitled to recognize, with respect to our obligations in the field of local productions, an amount not to exceed NIS 14 million in respect of broadcasts of magazines which are not daily events programs in an annual scope that will not be less than one local news broadcast and one magazine related to regional matters broadcast each day of the week, except one weekend day, and subject to the other conditions of the decision.  We and the other two Israeli cable television operators entered into an agreement dated January 5, 2003, as amended on March 5, 2003, with Today’s Cable News – the Local News Company Ltd., commonly referred to as JCS, whereby JCS shall produce local news for the cable television operators for their respective areas in consideration for a payment of NIS 42.48 million per annum (linked to the Israeli consumer price index and subject to adjustments).  The payment of the consideration was allocated among the three cable television operators, in proportion to the number of their respective subscribers.

               Commercial Advertising and Dedicated Channels.  According to the Telecommunications Law, the Council may grant special licenses to independent producers of specific dedicated cable television channels, and such channels may be entitled to offer commercial advertising.  The Economic Committee of the Israeli Parliament, or Knesset, decided on January 27, 1998, that such dedicated channels will be: an Arabic channel, a Jewish traditional channel, two news channels, an Israeli music channel and one channel or more in foreign languages for new immigrants arriving to Israel.  In 2001 and 2002, the Council selected winning bids for the tender for a News Channel, a general Russian Channel and an Israeli music channel, all of which are permitted to broadcast commercials.  The general Russian Channel commenced broadcasts as of November 2002.  The Israeli music channel commenced broadcasts as of June 2003.  To date, the Arabic channel and the News Channel have not commenced broadcasts.

               Currently Channel 2, Channel 10, the general Russian Channel and the Israeli music channel are the only locally produced channels (which have commenced broadcasting) that have permits to air commercials.  Some foreign satellite channels also air commercials.  In addition to the prohibition on broadcasting commercials on our local channels, the Telecommunications Law, as amended, prohibits the broadcasting of commercials on channels that the Council has decided are targeted mainly to the Israeli public, without the prior approval of the Council.  The Council has set certain criteria regarding these stipulations.

               The approval of the Controller to the merger of the Israeli cable television operators provides, among other things, that if the merged broadcasting entity receives approval to air advertisements on its channels, then the Controller shall have the power to impose additional restrictions upon the entity.  We have no assurance that the merged entity shall receive any such approval to air commercials.

Basic Packages

               In accordance with Israeli law and our Broadcasting License, we must provide each of our subscribers (analog and digital) basic broadcasts that include:

•	Channels 1 and 33 of the Israeli Broadcasting Authority;

•	the commercial channels (Channels 2 and 10);

•	the Knesset channel;

•	the Israeli educational channel;

•	channels of special cable licensees according to the Council’s instructions, on the digital service only - we currently broadcast Teva Hadvarim;

•

dedicated channels pursuant to the Telecommunications Law (which currently only include the Shopping, Russian and Music Channels, but may in the future also include the News Channel that won a tender, and other channels that have yet to be tendered);

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

               Our Cable Broadcast Licenses stipulate that we may not charge our analog subscribers for the basic broadcasts more than approximately NIS 148 plus VAT in the Holon/Bat Yam and Haifa/Hadera regions, approximately NIS 140 plus VAT, in the Sea of Galilee/Netanya region, and approximately NIS 141 plus VAT, in the Golan/Safed and Kiryat Shemoneh region.  Additionally, we may not charge our analog subscribers for a movie provided on Pay-Per-View basis more than approximately NIS 15 plus VAT, per broadcast.  We may link our fees to the Israeli consumer price index from February 2002 (subject to regulations and the provisions of our licenses).  Our Cable Broadcast Licenses do not stipulate fees for digital subscribers.  Under regulations promulgated pursuant to the Telecommunications Law, we may determine our subscriber fees for digital subscribers (including the basic broadcasts package).  The fees that we set for our digital subscribers must be reasonable, and the Minister may direct us to adjust such fees if he finds, among other things, that they are harmful to competition, discriminatory or misleading.  The Council’s approval to the proposed merger of the Israeli cable television operators (as amended) stipulates, as a condition to the merger, that we, or the merged entity, will be subject to a maximum subscriber fee for both the digital and analog basic broadcasts packages of NIS 156 including VAT.  The subscriber fee will be linked to an index which includes the Israeli consumer price index of December 2001 (published January 15, 2002) and the US dollar exchange rate as published by the Bank of Israel, or any other index as shall be determined in regulations.  The effectiveness of the Council’s condition regarding the linkage to the combined index is subject to the amendment of the applicable regulations promulgated under the Telecommunications Law.  To date, the Ministry has not adopted such an amendment.

               The Council has determined that all channels in the Basic Package on our digital platform must be included in the Basic Package on our analog platform, unless otherwise authorized by the Council.

Digital Basic Package

               The following table lists information regarding the Basic Package that we offer to our digital subscribers as of April 30, 2004.

Channel	Description	Language (1)

HOT 3	Entertainment	Hebrew
HOT Movies	Cinema Movies	Hebrew
Sport	Local and intentional games & Competition	Hebrew
Children	Cartoons, movies & other children entertainment	Hebrew
MTV	Europe video music	English
Channel 8	Culture, Science & Education	Hebrew and Russian
Local Channel	Local news & others-general	Hebrew
Channel 10	Third national channel	Hebrew
Israel 1	First national channel	Hebrew
Israel 33	General Channel of the Israel Broadcasting Authority	Arabic, Hebrew and English
CNN	World news	English

Channel	Description	Language (1)
Sky news	World news	English
BBC World	Collection of BBC best programs	English
Channel One- Russia	Russian channel	Russian
RTR Planeta	Russian channel	Russian
NASHA KINO	Russian Channel	Russian
RTV Int	Russian Channel	Russian
NTV MIR	Russian Channel	Russian
National Geographic	Localized channel of NGC	Hebrew
Star World	Entertainment	English
Shopping	Israeli shopping channel	Hebrew
Israel 2	Second national channel	Hebrew
Education	Israeli educational channel	Hebrew
Knesset	Israeli parliament channel	Hebrew
SAT 3	German channel	German
RTL	German channel	German
TV5	French channel	French
France 2	French channel	French
Arte	Culture	French
Euro sport	European sport broadcasting	English
VH-1	Video Music	English
TVE	Spanish channel	Spanish
RETE 4	Italian channel	Italian
TRT 1	Turkey 1	Turkish
TRT 2	Turkey 2	Turkish
INTERSTAR	Turkish channel	Turkish
DUNA TV	Hungarian channel	Hungarian
Emergency (2)	Emergency communications	Hebrew
SAT 1	German channel	German
LBC	Arabic channel	Arabic
Viva	Teledrama Channel	Hebrew
Fashion TV	Fashion TV	French
MEZZO	Classic Music Channel	French
Hop	Children Channel	Hebrew
Hallmark	Series and Movies	Hebrew/Russian
BBC Prime	English channel	English/ Hebrew
AXN	Action	Hebrew
TCM	Movies	English/ Hebrew
ESPN	Sport	English
CARTOON	Cartoons, movies & other Children entertainment	English
TV 7 -TUNIS	Tunisian channel	Arabic
Jordan	Jordanian channel	Arabic
Morocco	Moroccan national channel	Arabic
Egypt	Egyptian national channel	Arabic
METV	Free Lebanon television	Arabic/English
MBC	Arabic channel	Arabic
Almustakbal	Entertainment	Arabic
Saudia	National	Arabic
Syria	National	Arabic
Aljazeera	News	Arabic
Dubai	National	Arabic
EPG	User Guide	Hebrew/English /Russian

Channel	Description	Language (1)
User Guidance Channel	User Guidance Channel	Hebrew /Russian
13 Radio Channels	Music, News General	Hebrew /Russian

(1)	Originated, subtitled or dubbed, as indicated.
(2)	Operates only during emergencies.

Analog Basic Package

               The following table lists information regarding the Basic Package that we offer to our analog subscribers as of April 30, 2004.

Channel	Description	Language (1)	Bat- Yam/ Holon	Haifa	Netanya/ Hadera	Golan	Arab section	Galilee

HOT 3	Entertainment	Hebrew	✓	✓	✓	✓	✓	✓
HOT Movies	Cinema Movies	Hebrew	✓	✓	✓	✓	✓	✓
Sport	Local and intentional games & Competition	Hebrew	✓	✓	✓	✓	✓	✓
Children	Cartoons, movies & other Children entertainment	Hebrew	✓	✓	✓	✓	✓	✓
MTV	Europe video music	English	✓	✓	✓	✓	✓	✓
Channel 8	Culture, Science &	Hebrew/	✓	✓	✓	✓	✓	✓
	Education	Russian
Local channel	Local news & others	Hebrew	✓	✓	✓	✓	✓	✓
TVE	Spanish channel	Spanish	✓	✓	✓	✓	-----	✓
Channel 10	Third national channel	Hebrew	✓	✓	✓	✓	✓	✓
Israel 1	First national channel	Hebrew	✓	✓	✓	✓	✓	✓
CNN	World news	English	✓	✓	✓	✓	✓	✓
Sky news	World news	English	✓	✓	✓	✓	✓	✓
ORT– Russia	Russian channel	Russian	✓	✓	✓	✓	✓	✓
RTR Planeta	Russian channel	Russian	✓	✓	✓	✓	-------	✓
National Geographic	Localized channel of NGC	Hebrew	✓	✓	✓	✓	✓	✓
Star World	Entertainment	English	✓	✓	✓	✓	-------	✓
RETE 4	Italian channel	Italian	✓	✓	✓	✓	✓	✓
Shopping	Israeli shopping channel	Hebrew	✓	✓	✓	✓	✓	✓
Israel 2	Second national channel	Hebrew	✓	✓	✓	✓	✓	✓
Education	Israeli educational channel	Hebrew	✓	✓	✓	✓	✓	✓
SAT 3	German channel	German	----	✓	---	✓	✓	✓
RTL	German channel	German	✓	✓	✓	-------	-------	✓
Jordan	Jordanian channel	Arabic	✓	✓	✓	✓	------	✓
TV Guide	TV broadcasting programs	Hebrew	✓	✓	✓			✓
Morocco	Moroccan national channel	Arabic	✓	✓	✓	✓	-----	✓
Egypt	Egyptian national channel	Arabic	✓	✓	✓	✓	✓	✓

Channel	Description	Language (1)	Bat- Yam/ Holon	Haifa	Netanya/ Hadera	Golan	Arab section	Galilee
METV	Free Lebanon television	Arabic/	✓	✓	✓	✓	✓	✓
English
MBC	Arabic channel	Arabic	✓	✓	✓	✓	✓	✓
Israel 33	General channel of the Israeli Broadcasting Authority	Hebrew	✓	✓	✓	✓	✓	✓
TV5	French channel	French	✓	✓	✓	-------	------	✓
France 2	French channel	French	✓	✓	✓	✓	------	✓
Euro sport	European sport broadcasting	English	✓	✓	✓	------	✓	✓
VH-1	Video Music	English	✓	✓	✓	✓	✓	✓
TRT1	Turkey 1	Turkish	✓	------	✓	------	------	-----
TRT2	Turkey 2	Turkish	✓	-----	------	------	------	------
DUNA TV	Hungarian channel	Hungarian	✓	✓	✓	✓	----	✓
INTERSTAR	Turkish channel	Turkish	✓	✓	✓	✓	✓	✓
Emergency (2)	Emergency communications	Hebrew						✓
TV 7 -TUNIS	Tunisian channel	Arabic	-------		✓	✓	-----	✓
SAT 1	German channel	German	✓	✓	✓	✓	✓	✓
LBC	Arabic channel	Arabic		✓		✓	✓
Viva	Teledrama Channel	English /	✓	✓	✓	✓	✓	✓
Hebrew
Fashion TV	Fashion TV	French	✓	✓	✓	✓	-------	✓
MEZZO	Classic Music Channel	French	✓	✓	✓	✓	✓	✓
Hop	Children Channel	Hebrew	✓	✓	✓	✓	✓	✓
RTV Int.	Russian Channel	Russian	✓	✓	✓	✓	--------	✓
Hallmark	Series and Movies	English/	✓	✓	✓	✓	✓	✓
Hebrew
BBC Prime	English channel	English/	✓	✓	✓	✓	✓	✓
Hebrew
AXN	Action	English/	✓	✓	✓	✓	✓	✓
Hebrew
TCM	Movies	English/	✓	✓	✓	✓	✓	✓
Hebrew
ESPN	Action	English	✓	✓	✓	✓	✓	✓
CARTOON	Cartoons, movies & other Children entertainment	English	✓	✓	✓	✓	✓	✓
NASHA KINO	Russian Channel	Russian	✓	✓	✓	✓	✓	✓
Almustakbal	Entertainment	Arabic	-------	-------	-------	-------	✓	-------
Saudia	National	Arabic	-------	-------	-------	-------	✓	-------
ART 1	Family	Arabic					✓
ART 2	Sport	Arabic					✓
ART 3	Children	Arabic					✓
ART 4	Movies	Arabic					✓
ART 5	Music	Arabic					✓
Syria	National	Arabic	-------	-------	-------	-------	✓	-------
Aljazeera	News	Arabic					✓
Dubai	National	Arabic	-------	-------	-------	-------	✓	-------

(1)	Originated, subtitled or dubbed as indicated.
(2)	Operates only during emergencies.

Tiering

               On April 5, 2001, the Council published its decision concerning its policy in relation to broadcasting in the tiering system.  The tiering system enables us to supply to our digital subscribers the digital Basic Package at a fixed price and additional single channels and packages of channels for additional payment.  The policy behind the Council’s decision is that the tiering system should enable subscribers to receive and pay for only the channels or packages chosen by them in addition to the Basic Package.  The Council will not oblige us to offer our broadcastings in the tiering system in the analog transmission platform.  We received approval from the Council to provide digital broadcast services in a tiering system on May 10, 2001. We are allowed to operate the tiering system only in our digital transmission platform.  Marketing of our tiering broadcasting packages began in July 2001.

               The Council’s decision that permits tiering in our digital transmission platform is subject to our fulfilling a commitment that we made to the Ministry of Communications on January 7, 2001, to supply and connect digital set-top boxes to our subscribers over the years 2001 to 2004.  For additional information, see “Item 4A. Information on the Company - History and Development of the Company - Important Events in the development of Cable Television and telecommunication industry, and our business - Digital Broadcasting”.

               Since December 2002, we and the other two Israeli cable television operators offer unified tiering packages, in the framework of which we changed the structure of the tiering packages we offer to our digital subscribers and the channels included in such packages.  For a list of our channels and packages and the combinations of packages we offer as part of our tiering system, see “Item 4B. Products and Services - Premium Broadcastings”.

Premium Broadcastings

               Pursuant to the Council’s approval dated May 10, 2001, we may supply in our digital broadcastings those Premium Broadcastings that the Council has approved.  As of May 31, 2004, approximately 60% of our subscribers are subscribers to the digital broadcasting system and of those, 88% are provided with packages or channels through the tiering system.

               Premium Broadcastings may be provided only to a digital subscriber that has purchased the digital Basic Package.  The purchase of any of the Premium Broadcastings may not be conditioned upon the purchase of other Premium Broadcastings.  Rather, digital subscribers may purchase all or any part of the Premium Broadcastings in any combination of channels and packages, as they wish.

               The following channels and packages have been approved by the Council to be included within the Premium Broadcastings in the tiering system as of April 30, 2004.

Name of Package	Channels Included

‘Movies’	HOT Drama
HOT Action
HOT Fun
HOT Prime

‘Entertainment’	Bip
E!
History Channel
Adventure 1
Life Style
Viva Platina
Leisure Guide

‘Men & Sports’	Channel 5+
NBA
Ego
Reality TV
Adventure 1
Teams channel
Eurosportnews
Fox Sport
CNBC

‘MTV’	MTV HITS
MTV2
MTV BASE
VH1 CLASSIC

‘Russian’	Mega Film
History (Russian)
Reality TV
Romantica

‘Games’	Gogo
Klick
Gogo Gold

Music Choice	40 Audio Channels

Various channels a la carte	Zee TV
ART 1-5
Pro TV
Techelet
Playboy

MGM
Academic Channel
Moscow open world
Children’s	Cinema Fun
Fox Kids
Gogo or Klick
Logi
Portal Super Kid
Youth	BIP
MTV HITS
MTV2
MTV BASE
VH1 CLASSIC
TJ Portal
Game channel (Gogo or Klick)
Extreme sports channel
Interactive services
Weather
Horoscope
Gordy’s Friends
HOP Educational
HOT Entertainment
Who Wants to be a Millionaire
Gogo Club
Gogo
Klick
Double Click (subscriber against subscriber)

We offer combinations of packages as part of our tiering system as follows:

Duet:	Any combination of two of the following channels and packages: ‘Movies’; ‘Children’; ‘Youth’ and ‘Entertainment’.

Duet Plus:	Any combination of two of the following channels and packages: ‘Movies’; ‘Children’; ‘Youth’; ‘Entertainment’; and ‘Men & Sports’.

Trio:	Any combination of three of the following packages and channels: ‘Movies’; ‘Children’; ‘Youth’; and ‘Entertainment’.

Trio Plus:	Any combination of three of the following packages and channels: ‘Movies’; ‘Children’; ‘Youth’; ‘Entertainment’; and ‘Men & Sports’.

4U:	Any combination of four of the following packages and channels: ‘Movies’; ‘Children’; ‘Youth’; ‘Entertainment’; and ‘Men & Sports’.

Take 5:	Any combination of the following packages and channels: ‘Movies’; ‘Children’; ‘Youth’; ‘Entertainment’; and ‘Men & Sports’.

Shopping Channel

               In late 1995, we began transmitting a home-shopping channel, which offers products directly to cable television subscribers, known as the Shopping Channel.  The Shopping Channel is broadcast pursuant to a special broadcast license and is provided to our subscribers as part of the digital and analog Basic Packages.  We are entitled to a fee from the producer of the Shopping Channel for the use of one of our channels.  For the years ended December 31, 2001, 2002 and 2003, we received approximately NIS 2.0 million, NIS 1.2 million and NIS 0.9 million, respectively, from the Shopping Channel in fees.

               In addition, on January 2, 2003, the Council determined its policy regarding shopping channel broadcasts by a cable broadcast licensee following the receipt of a separate approval from the Council for the broadcasts of shopping channels.  To date, we have not requested permission to broadcast additional shopping channels.

Pay-Per-View, Near Video On Demand and Video On Demand

               Pay-Per-View and Near Video On Demand services are covered by our Cable Broadcast Licenses.  We are subject to maximum price restrictions for analog Pay-Per-View services, of approximately NIS 15 plus VAT, per broadcast.  We are also subject to restrictions regarding payment for specific broadcasts, the time duration of a single broadcast and certain restrictions regarding the cancellation of a Pay-Per-View order by a subscriber.  We are authorized to offer live broadcasting by Pay-Per-View.  We began providing Pay-Per-View services to our subscribers in October 2000.   We currently broadcast 4 Pay-Per-View channels on the analog platform and 10 on the digital platform.  Pursuant to our request, on June 24, 2004, the Council resolved to allow us to cease to provide Pay-Per-View services on our analog platform, subject to our commitment, with respect to subscribers that received such service commencing from January 1, 2003, to provide to such subscribers who approach us, the option to use such service upon their request, on terms determined in the Council’s decision.

               We have not yet begun to offer Near Video On Demand services to our subscribers.  We are currently in the process of preparing to provide Video On Demand services.  Our VOD project is in the design stage.  This project is conducted jointly together with the other two Israeli cable television operators.

Interactive Services

               As of April 2004, we supply our digital subscribers with interactive services, including among others, games channels, Horoscopes and Weather, an entertainment programming guide service, an interactive youth application (“T.J.”) that serves as a portal to our ‘Youth Package’, interactive applications integrated into the Ego channel and the Good Life channel, an interactive invoice service, interactive voting applications, interactive commercial applications and an interactive messaging service to subscribers (which allows us to send messages to subscribers regarding broadcasts and services in connection with broadcasts).  We intend, subject to the receipt of the relevant regulatory approvals, to provide additional interactive services in the future, including the integration of interactive applications into additional channels, additional games channels, an interactive lottery and soccer lottery.  We currently offer our digital subscribers the games channels also on a pay-per-play basis (pay per game) or pay per-use basis (pay per defined duration of time played), the use of which may be limited by the subscriber (for the purpose of parental control), on the basis of a predetermined maximum monthly fee. We also provide a portal free of charge which enables our digital subscribers access to all of our interactive services.  For a fee, we also enable subscribers to play games against each other from their own home, and an interactive channel which enables our subscribers to learn Spanish.  We also offer a music portal which enables access to all of our music channels, and HOT DJ, which is an interactive music channel in the Russian language.

               In July 2002, the Ministry of Communications granted us special licenses to provide messaging services, which were subsequently extended to July 2008.  Under these special licenses, as subsequently amended in October 2002, March 2004 and May 2004, we may provide the following services:

•	SMS services (between our subscribers and subscribers of mobile cellular telephone service providers);

•	T-Mail services (from television to television, between our subscribers and between our subscribers and subscribers of Internet service providers);

•	chat services (between our subscribers of this service, and between our subscribers and subscribers of chat services of other cable operators);

•	instant messaging (between our subscribers of this service, and between our subscribers and subscribers of instant messaging services of other cable operators); and

•

interactive games (between our subscribers of this service or between our subscribers of other cable operators), including multi-player messaging between these subscribers, and personal data information services (allows a subscriber to connect to databases through the cable network, which includes information on the subscriber, and for the purpose of receiving and inputting personal information and data, and connection of the licensee’s network to databases).

               On December 28, 2003, we notified the Ministry of Communications that we will no longer provide T-Mail and SMS messaging services, and we formally ceased to provide these messaging services in January of 2004.   In connection with our cessation to provide messaging services, the memorandum of understanding with Comverse Network Systems Ltd., or Comverse, from July 2001, regarding the supply by Comverse of products for interactive television unified messaging using Comverse’s TVGATE system was terminated by the parties, and we ceased to acquire such products from Comverse.

Internet Services

               On April 8, 2002, we launched a service of access to High Speed Internet over cable.  Initially we offered promotional packages to the subscribers to the trial services and other initial subscribers to the service.  We currently offer access to High Speed Internet over cable services in all of our license areas, and at December 31 2003, we had 57,357 access to High Speed Internet over cable subscribers.  As of May 31, 2004, we had approximately 70,000 access to High Speed Internet subscribers. The table below sets forth the products we offer to our private subscribers of access to High Speed Internet over cable services.

Upload Speed	Download Speed
64Kbps	0.256Mbps
96Kbps	0.75Mbps
128Kbps	1.5Mbps
150 Kbps	3.0Mbps

               In addition, we offer our Internet subscribers the option to upgrade the Upload Speed of our access to High Speed Internet over cable products, by 64Kbps (‘Extra’) and 128Kbps (‘Extra Plus’).

               Our access to High Speed Internet over cable service allows the user to directly access the Internet over cable broadband infrastructure, through the use of a cable modem and personal computer, and there is no need for dial-up activity.  We recently began to provide access to High Speed Internet services to certain establishments, businesses and communal settlements in Israel. As of May 31, 2004, we have purchased approximately 94,000 cable modems and intend to purchase more in the future in accordance with the market penetration of the service. In the future, we and the other cable operators intend to assign our access to High Speed Internet subscribers to HOT Telecom.  We are currently evaluating the implications of performing such assignment, and we have so notified the Minister of Communications.

Services for the Business Sector

               We have recently commenced the marketing of additional communication services designed for businesses, including High Speed Internet for businesses, Internet Protocol Visual Private Network, or IP VPN, and data transmission services and network services at different bit rates.

               We market packages with the following various broadband widths:

Broad Band Cable Internet for Businesses

Name of Package	Upload Speed	Download speed
HOT Business 750K	150 Kbps	750 Kbps
HOT Business 1.5M	150 Kbps	1.5 Mbps
HOT Business 3M	150 Kbps	3 Mbps

In addition, we offer our subscribers the option to upgrade the upload speed of these products by 64Kbps and 128 Kbps.

Access to High Speed Cable Internet for Businesses

Name of Package	Upload Speed	Download speed
HOT Business 2M/512K	512 Kbps	2 Mbps
HOT Business 3M/512K	512 Kbps	3 Mbps
HOT Business 3M/1M	1 Mbps	3 Mbps
HOT Business 4M/1M	1 Mbps	4 Mbps

Set- top boxes

               While our broadband network is configured to support a wide variety of services, such as Pay-Per-View, Premium Broadcastings and Interactive Services, it is necessary to provide addressable set-top boxes to subscribers in order to implement such services.  We bear the cost of the addressable set-top boxes supplied to subscribers having set-top boxes in their homes.  Those subscribers that are provided with addressable set-top boxes that choose the deposit option are required to bear, in whole or in part, the cost of the set-top boxes by way of a deposit.  We are not permitted to charge a fee for the deposit of the set-top box equal to more than the value of the set-top box.  We are permitted to reduce the amount we refund to a subscriber upon return of a set-top box by up to 10% of the value of the set-top box for depreciation for each year or each partial year, commencing from the earlier of the date of installation of the set-top box and until the date we cease to provide services to such subscriber, or until the removal of the set-top box. In accordance with the terms of our Cable Broadcast Licenses, as amended by the Council on March 6, 2003, our subscribers may alternatively elect to lease the set-top box for a monthly fee.  We are not permitted to charge an aggregate fee for the lease of the set-top box equal to more than the value of the set-top box to us.    On June 16, 2003, the Economic Committee of the Israeli parliament approved an amendment to regulations promulgated under the Telecommunications Law, which regulates the ability of the Cable Broadcast Licensees to lease the set-top box to the subscriber, at the subscriber’s option, in accordance with the terms of the Cable Broadcast License, and in addition, pursuant to this amendment Cable Broadcast Licensees are allowed to sell the set-top box to subscribers, at the subscriber’s option, in consideration for an amount not exceeding the value of the set-top box.

Sales, Marketing and Customer Service

               Sales and Marketing. Our marketing strategy is to increase the subscriber penetration within our license areas and maintain subscriber satisfaction in order to preserve low subscriber churn rate and to increase the average revenue per user, or ARPU. We market and sell our services through the combined efforts of integrated sales, marketing, technical and customer service groups. We train our personnel to provide information concerning technological advances and to address the specific requirements of existing and potential subscribers.  We monitor the performance of these personnel through a variety of supervising methods.  In addition, HOT Vision participates in rating surveys conducted by independent organizations, and we also use training programs and surveys prepared by independent professional marketing consultants to help increase the effectiveness and efficiency of its sales and marketing groups.

               During the initial phase of the buildout of our network, we sought to create awareness of our cable television services and stimulate subscriber demand. In an effort to increase subscriber penetration, we initially relied on door-to-door visits by sales personnel who introduced our products and services by offering on-location demonstrations. We also utilized billboards, direct mail and mass marketing programs, including radio advertising, print media and shopping mall demonstrations to further marketing efforts. As the buildout of our cable television network continued and subscriber penetration rates increased in the license areas, we placed greater emphasis on telemarketing and direct mail efforts to target those groups that had not subscribed for our services, tailoring the campaign to the specific requirements of such potential subscribers. This targeted marketing had the effect of reducing the marketing costs incurred in attracting new subscribers.  We have further refined our focus to preserve our existing subscriber base and, in this context, we have established marketing locations in centrally located consumer malls within our license areas.

               As part of our effort to attract and maintain subscribers, we market our services by advertising particular programs that are broadcast on various channels on our cable network which we believe would be of interest to potential subscribers on television and through print media, direct mail, telemarketing and cross-promotions on dedicated channels. In addition, as part of our effort to maintain subscribers, we promote channels and programs that we broadcast. We also invest in promotions specifically aimed at the Russian sector in Israel due to the potential of this market.  Since the end of April 2002, in accordance with the approval of the Controller of Restrictive Business Practices to the proposed merger of the Israeli cable television operators, we cooperate with the other two Israeli cable television operators, among other things, in our marketing activities and content related activities.  In addition, since December 2002, we and the other two Israeli cable television operators offer unified tiering packages (in the framework of which we changed the structure of the tiering packages we previously offered to our digital subscribers and the channels included in such packages).

               Since September 2003, our joint activities with Tevel and Golden Channels have been conducted under the brand name “HOT”.

               When we started to provide our subscribers with digital broadcasting services we began signing new subscribers and those subscribers electing to purchase such digital services, on a new subscriber agreement.  This agreement was approved by the Council in January 2001, together with the Council’s approval of our digital broadcasting services.  This agreement was submitted to the Standard Contract Court in Israel for its approval, which has not yet been received.

               Additionally, when we started to provide our subscribers with access to High Speed Internet over cable services we began signing such subscribers on an access to High Speed Internet over cable agreement.  This agreement was submitted to the General Manager of the Ministry of Communications for its approval.  This agreement was submitted to the Standard Contract Court for its approval as required by our Telecommunications Infrastructure License in effect at such time. The consideration of our application was later joined with similar applications submitted by the other cable television operators. To date, comments or amendments to this agreement by the General Manager have not been received.  We are currently working towards receiving the Court’s approval.

               We also contact subscribers who request to be disconnected and attempt to rectify any perceived or actual problem promptly.  Under the Telecommunications Law and the subscriber agreement, we are required to disconnect an analog subscriber within 14 days of receipt of a written disconnection request, or such later date as the subscriber may request.  According to our Cable Broadcast Licenses, we are required to disconnect a digital services subscriber within 2 business days of receipt of a written disconnection request or such later date as the subscriber may request, and we must not charge the subscriber any fees from the date of the disconnection.   According to the HOT Telecom Infrastructure License, HOT Telecom is required to disconnect services provided under our Cable Broadcast Licenses and the HOT Telecom Infrastructure License (including access to High Speed Internet over cable services) within 2 business days of receipt of a written disconnection requestor such later date as the subscriber may request.  During those periods, the marketing and sales groups contact the subscriber in an effort to retain the subscriber.

               Although we seek to limit disconnections initiated by subscribers, a certain amount of such disconnections is inevitable, either because a subscriber has moved outside of our license areas or has decided that it no longer wishes to receive cable broadcasts or access to High Speed Internet services.  We make marketing efforts towards such homes that have disconnected cable services in order to get cable television subscriptions reinstalled by new subscribers who have moved into such locations or by subscribers who made a decision to no longer receive cable television services.

               We believe that satisfaction with cable television services is essential to reaching and maintaining high levels of penetration. An integral part of our efforts has been to create for ourselves a positive image among our potential and existing subscriber base. To foster such image, we have been involved, and intend to continue to be involved, with various communities within our license areas by participating in public campaigns with local authorities.

               Customer Service.  We believe that highly efficient, responsive and prompt customer service is a significant factor in our marketing efforts to build and retain subscriber satisfaction.  Since 1999, we operated a service number for the convenience of our subscribers. We currently operate a toll free number for our cable television subscribers.  As of December 31, 2003, we had a staff of 209 customer service personnel on a full-time or full-time equivalent basis. Our subscriber service personnel provide information regarding, among other things, subscriber bills, special offers, channels, packages and available services.  Our customer service personnel also provide technical support via telephone so that, to the extent possible, subscribers will not have to wait for on-site service.  However, if a problem cannot be resolved over the telephone, a service technician is dispatched to the location, usually at no cost to the subscriber. The customer support staff routinely provides feedback to the marketing and research and development groups.  Since February 2002, our customer service personnel also engage in sales activities.

               Franchises and Licenses.  Between 1990 and April 2002, we conducted our operations pursuant to five exclusive franchises to operate cable television in central and northern Israel, including three of Israel’s largest cities, and numerous smaller communities and rural areas. Pursuant to the terms of each franchise deed, we were granted the right to operate cable television systems in specified geographic regions, each of which included a densely populated metropolitan area and a less densely populated rural area.  In 2002, these franchises were replaced by non-exclusive Cable Broadcast Licenses, a Telecommunications Infrastructure License and a Broadcasting HeadEnd License, to operate in the same geographical areas as the franchises.  These licenses were granted on April 30, 2002, March 27, 2002 and May 2, 2002, respectively.  In November 2003, the Ministry of Communications granted to HOT Telecom L.P., or HOT Telecom, a limited partnership owned by the three Israeli cable operators (of which we beneficially own approximately 26.5%), a license covering the same services covered by the Telecommunications Infrastructure License granted to us in 2002 within the time frame set forth in the Telecommunications Infrastructure License, and also includes the requirement to start to provide other domestic fixed communications services over cable networks including basic telephony services to subscribers by no later than November 25, 2004.  The HOT Telecom Infrastructure License replaced and cancelled the Telecommunications Infrastructure License granted to us in 2002. As of December 31, 2003, the area covered by our non-exclusive licenses was approximately 510,300 homes.

               To maximize technological and administrative efficiencies, during 2003 we reorganized our operational areas, and  we currently operate the cable television services through two operational areas representing the geographical areas covered by our previous franchises and new licenses: Netanya and Haifa. Our principal national common HeadEnd is located in Haifa, and we have secondary common HeadEnds in Netanya, Bat-Yam, Ramot Naftali (serving the Kiryat Shemona, Safed and the Sea of Galilee license areas), and Pardess Hanna.

               A description of the geographical areas where we currently conduct our operations covered by our licenses are set forth below.

•

Bat-Yam/Holon:  The Bat-Yam/Holon operating area includes the cities of Bat-Yam and Holon (which border Tel Aviv to the south) and neighboring areas. We completed installation of most of the cable transmission network in this operating area by the end of 1991. As of December 31, 2003, the area included approximately 116,000 households, and our network in the Bat-Yam/Holon area passed 116,000 homes and had approximately 72,200 cable television subscribers.

•

Haifa: The Haifa operating area includes the city of Haifa and the surrounding communities. We substantially completed the installation of a regional cable transmission network in this operating area in 1995. As of December 31, 2003, the area included approximately 135,000 households, and our network in the Haifa area passed 132,600 homes and had approximately 76,700 cable television subscribers.

•

Netanya/Hadera: The Netanya/Hadera operating area includes the coastal cities of Netanya, approximately 30 kilometers north of Tel Aviv, and Hadera, located between Haifa and Tel Aviv, and adjacent communities to these cities. We substantially completed the installation of a regional cable transmission network in this operating area in 1995. As of December 31, 2003, the area included approximately 202,500 households, and our network in the Netanya/Hadera area passed 179,000 homes and had approximately 89,900 cable television subscribers.

•

Galilee: The Galilee operating area includes the city of Tiberias, along the Sea of Galilee, Safed and Kiryat Shemona, in Israel’s north, as well as the surrounding small towns and agricultural communities, and the Golan Heights. As of December 31, 2003, the area included approximately 56,900 households, and our network in the Galilee operating area passed 52,800 homes and had approximately 27,900 cable television subscribers.  We have not completed the buildout of the cable network in this operating area.

               The table below contains information on subscriber penetration on a geographical basis in the areas in which we currently operate, as of December 31, 2003.

Area	Date Commenced Cable Television Operations	Approx No. of Households	Plant Length (km)	Homes Covered	Cable Television Subscribers	Penetration Rate of Homes Passed(1)	Penetration Rate of Households (2)	Internet Subscribers

Bat- Yam – Holon	March 1990	116,004	593	116,004	72,227	62.3%	62.3%	13,229
Haifa	September 1991	135,005	1,131	132,593	76,675	57.8%	56.8%	16,716
Netanya – Hadera	January 1993	202,464	3,233	178,976	89,869	50.2%	44.4%	21,789
Galilee	December 1990	56,856	1,182	52,846	27,919	52.8%	49.1%	5,623
Total		510,329	6,139	480,419	266,690	55.5%	52.3%	57,357

(1)	Cable television penetration of homes covered is calculated by dividing the total number of cable television subscribers at applicable date by the total number of homes covered.
(2)	Cable television penetration of households is calculated by dividing the total number of cable television subscribers at the applicable date by the total number of households.

Technological Preparations for Competition in the Telecommunications Market

               As part of our technological preparations toward becoming a multi-service operator for multi-channel television broadcasting and interactive television, access to High Speed Internet over cable, telephony and data over cable services, we have completed the installation of an addressable analog broadcast system, a digital broadcast system and a data-over-cable platform.

               The digital system enables us to provide our subscribers with dozens of broadcasting channels, channel packages according to choice, Internet services, interactive services, and added value services, including Pay-Per-View and Near Video On Demand services (the latter of which we have not commenced).

               As part of our preparation for competition in the telecommunications market, we have defined, performed and completed a network upgrade project, for segmentation and bandwidth expansion.

               In order to enable fast two-way communication via cable modems, a split of the HFC network into smaller sub-networks, known as Segmentation, is necessary.  The Segmentation project involves significant installation of new fibers and optical equipment.  We completed the Segmentation process by the end of 2000 to the extent actually required to reflect our subscriber demand.

               Our original network bandwidth was 50-550MHz, and fully occupied 45-48 analog television channels.  Full utilization of our network capacity is not possible due to regulatory restrictions.  We have upgraded our network in order to expand the network capacity to 860MHz.  The upgrade project included bandwidth expansion of both the downstream and the upstream paths. The network’s old equipment has been replaced, in all of our operational areas, by a new uniform type of equipment.  The bandwidth expansion increased the network capacity by approximately 25 analog channels, which is equivalent to more than 350 digital channels, and enabled bandwidth allocation for new added value services.

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

               We have completed a substantial portion of the construction of our cable television broadcast and transmission system, including technologically advanced HeadEnds and a broadband, hybrid optical fiber/coaxial cable television network. Our cable network consists almost entirely of underground plant.  Our cable transmission network is capable of supporting both broadcast transmission and two-way data transmissions for various telecommunications applications.

               A cable television system begins with a HeadEnd, which transmits signals obtained from the following three main sources: satellite broadcasts received by dish antennae; local broadcasts received off-air or via optical transmission; and programs played back from video cassette recorders and/or video servers.  A fiber optic cable network transmits signals carrying all the system’s channels from the HeadEnd to secondary HeadEnds and distribution hubs, which cover the different areas of the licenses and service zones.  From the secondary HeadEnds/hubs, the services are distributed to subscriber homes via coaxial network.  The drop cable terminates at a wall outlet installed in the subscriber household; a cable from the wall outlet passes through a channel converter or a set-top box to the subscriber’s television set.  A wireless remote unit enables the viewer to select a channel from among the broadcasted channels.  Subscribers who own cable-ready television sets and prefer the analog services only, may connect their sets directly to the wall outlet and select the viewing channel via the television set’s control panel/remote control.

               In November 1989, pursuant to a special permit issued by the Ministry of Communications prior to our receiving a franchise, we became the first cable television operator in Israel to supply cable television services when we commenced operation of our HeadEnd in Bat-Yam.  This HeadEnd currently includes a playback system and 11parabolic antennas for reception of satellite broadcasts and serves the Netanya operating area.

               The subscribers in the Galilee license area are served by a HeadEnd located at Ramot Naftali (completed in December 1990), which includes, among other things, a back-up play-back system and satellite dish antennas, cable-television programming is transmitted by microwave from the HeadEnd to 2 unattended sites, located in the Galilee license area, which in turn is transmitted by underground cable to subscribers.  Those microwave links have been progressively replaced by modern fiber optics links.

               In September 1991, we completed construction of a HeadEnd located in Haifa, which we now operate as our master HeadEnd.  This HeadEnd includes, among other things, a playback system, satellite dish antennas and a production studio that generates original programming.  Subscribers in the Haifa operating area are served by this HeadEnd via underground fiber optic and coaxial cables.  A fiber-optic network carries television channels from the Haifa HeadEnd to the Netanya operating area.  The Haifa and Netanya operating areas form a contiguous geographic area.

               We acquired the HeadEnd equipment primarily from suppliers in the United States.  Construction of the HeadEnds was for the most part carried out by sub-contractors supervised by a technical team we provided.  The HeadEnds are located on land that we either purchased or lease under a long-term lease.

               The cable installation includes several stages, such as: preparation of an engineering plan and receipt of permits from local authorities, excavation, laying the cable and network installation (including connecting cables that have been laid and installation of network components); and repaving the area where the work was conducted.

               The network installation for a given geographic area is deemed to have been completed when the infrastructure necessary to connect a building to the network has been installed adjacent to each of the buildings in the area.  After completion of the network installation, network equipment is installed in the buildings in the relevant area and subscribers are connected to the system.  As of December 31, 2003, we completed the installation of approximately 3,815 miles of underground cable.

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

               HOT Telecom recently conducted national trials for the provision of telephony services via IP technologies over cable networks.  As of April 30, 2004, there were 550 trial subscribers.

Cellular Telecommunication Services

               As part of our strategy to develop and become involved in new telecommunication projects and become a leading telecommunication company in Israel, we became a shareholder in Partner Communications Company Ltd., or Partner, one of four providers of mobile cellular telephone services in Israel, and one of the two operators which use the GSM technology on a fully commercial basis in Israel.

               In April 1998, Partner received its license to establish and operate a mobile telephone network in Israel.  In October 1999, Partner completed an offering of its shares to the public, raising a gross sum of $525 million.  Partner’s shares are traded on the Tel Aviv Stock Exchange, and its American Depositary Shares, or ADSs, each representing one of Partner’s ordinary shares, are quoted on the Nasdaq National Market and are traded on the London Stock Exchange.  As a result of Partner’s initial public offering we recorded capital gains in the amount of approximately NIS 447 million.  In addition, Partner repaid its shareholder loans which it owed to us.  In April 2002, we sold approximately 50% of our holdings in Partner to a subsidiary of Hutchison Whampoa Ltd., in consideration for approximately NIS 305 million.  In November 2003, we sold shares of Partner representing approximately 2.1% of Partner’s issued and outstanding share capital in market transactions.  Currently, through Matav Investments Ltd., we beneficially own approximately 5.3% of Partner’s issued and outstanding share capital.

               The other major beneficial shareholders in Partner are Hutchison Whampoa Ltd., Elron Electronic Industries Ltd. (through Elbit Ltd.) and Eurocom Communications Ltd.  We have the beneficial right, through Matav Investments Ltd., to appoint up to two directors to the board of directors of Partner (which is comprised of 17 directors) as long as we hold at least 4.99% of Partner’s issued share capital, pursuant to a shareholders’ agreement.

               All of our current holdings in Partner are pledged to the banks participating in Partner’s senior credit facility, which was NIS 1,807 million as of December 31, 2003, by means of pledges unlimited in sum, to secure Partner’s undertakings under the credit facility.

               On January 1, 1999, Partner commenced operations and the supply of services to the public on a fully commercial basis. Partner’s GSM infrastructure covers approximately 97% of the Israeli population, and according to Partner’s financial annual report on Form 20-F for the year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission, or SEC, on April 30, 2004, the number of its subscribers as of December 31, 2003, is 2,103,000, equal to approximately 31% of the total subscribers of cellular telecommunications in Israel.

               Partner reported total nominal revenue of NIS 4,467.7 million (US$ 1,020.3 million) in 2003 as compared to total nominal revenue of NIS 3,249.3 million in 2001 and NIS 4,054.6 million in 2002, respectively, and net nominal income before taxes of NIS 529.6 million (US$ 120.9 million) in 2003 as compared to net nominal income of approximately NIS 84.2 million in 2002, and losses of approximately NIS 306.8 million in 2001, respectively.

               On March 14, 2004, we, Danker Investments Ltd. and Delek Investments Properties Ltd., two of our principal shareholders, entered into a memorandum of understanding with Partner pursuant to which Partner will invest up to $137 million in our company, for up to 40% of our issued and outstanding share capital.  This memorandum of understanding has since expired and has no legal effect.  However, the parties announced that they intend to continue discussions in an effort to reach an agreement.  For more details regarding this transactions, please see “Item 7B. Related Party Transactions – Memorandum of Understanding with Partner”.

International Telecommunication Services

               On November 7, 1996, Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., or Barak, in which we indirectly hold a 10% share ownership interest, was granted a license to provide international telecommunications services in Israel.  Barak and one other international telecommunications license holder, 012 Golden Lines International Telecommunications Services Ltd., or Golden Lines, began offering international telecommunication services in July 1997. The other major beneficial shareholders in Barak are Clalcom Ltd., and indirectly, Sprint International, Inc., Deutsche Telekom AG and France Cables et Radio SA.  We have the right to appoint 1 director to the board of directors of Barak (which is comprised of 10 directors), pursuant to a shareholders’ agreement.

               During 2003, Barak increased the total volume of voice traffic by approximately 10%.  Since 1998, Barak has provided Internet services to its customers, and, according to Barak’s management, as at December 2003, Barak holds a market share of approximately 9% of the access to High Speed Internet market.  As of December 31, 2003, our investments in Barak totaled approximately NIS 16.2 million, after a write-off of approximately NIS 8.8 million of our investment in Barak (among other things, based on a company valuation of Barak).  In November 1997, Barak issued senior subordinated discount notes, the proceeds of which amounted to $100 million.  In addition, Barak entered into loan agreements with two Israeli banks under which it was entitled to borrow up to $170 million. The availability period of the bank loans ended during November 2002.  Barak reported revenue of NIS 711 million in 2003 as compared to NIS 694.7 million and NIS 673.9 million in 2002 and 2001, respectively, and net income of NIS 55.9 million in 2003 as compared to net income of NIS 62.6 million in 2002 and a loss of NIS 70.6 million in 2001.

               In addition, according to Barak’s financial statements for the first quarter of 2004, as of March 31, 2004, Barak had a capital deficiency in the amount of NIS 563 million and a working capital deficit in the amount of NIS 200 million.  If Barak is unable to reach agreement with its banks and other major creditors regarding the restructuring of its debt, or is unable to raise other financing, it might not be able to continue as a going concern, and as a result, we may be required to write-off a substantial portion of our investment in Barak.  In addition, if Barak will raise equity financing in the future, and we will elect not to participate in such financing, our shareholding in Barak could be substantially diluted.

               Since we have a 10% interest in Barak and our holdings in Barak are reflected in our financial statements on a “cost” basis, Barak’s financial results do not affect our financial statements.

               In December 2001, the Minister of Communications published its policy to work towards opening the international telecommunications market in Israel to competition.  In April 2004 the Minister published regulations in order to achieve this.  The regulations provide that companies that meet the requirements to serve as a international telecommunications operator may receive licenses, other than domestic operators, cellular operators or material operators in the field of international transmission services.  The regulations establish a number of pre-conditions to qualify to receive a license, and set forth the procedure for application for a license.  The Ministry of Communications has recently granted an additional license for the establishment and operation of international telecommunications systems in Israel to one of the large access to High Speed Internet providers.  In addition, two other companies have applied to the Ministry for such a license.

Investments in Technological Companies

               In May 2000, we and some of our shareholders decided to invest in start-up companies which engage in fields of Internet, cable television, data telecommunications, applications, content, infrastructure and Internet Protocol telephony.  To this end, Nonstop Ventures Ltd. was formed by several of our shareholders, in which we hold, as of November 2002, 50% of the issued share capital, following the exercise of an option granted to us under a memorandum of understanding dated December 31, 2000, as amended.  Pursuant to the exercise of the said option, 50% of certain amounts we invested and loans we made on behalf of Nonstop Ventures Ltd. are deemed to be provided by us to Nonstop Ventures Ltd., in consideration for the issuance to us of a non-convertible promissory note by Nonstop Ventures Ltd., and the transfer and assignment to Nonstop Ventures Ltd. of our rights and obligations towards third parties in connection with such investments and loans.  The shareholders of Nonstop Ventures Ltd. have agreed to finance its operations in proportion to their respective holdings up to a total sum of $15 million.

               As of December 31, 2003, we and the other shareholders have invested through Nonstop Ventures Ltd. in seven start-up companies an aggregate amount of approximately $5.8 million.  Of the aggregate investment, we invested approximately $2.9 million.  Due to, among other things, market factors, the financial situation of these companies and our accounting policies, these investment amounts were reduced in our financial records, and were recorded in our financial statements for the year ended December 31, 2001 at a value of approximately $1.4 million and were further reduced and recorded in our financial statements for the year ended December 31, 2002 at a value of approximately $0.6 million. These investments are recorded in our financial statements for the year ended December 31, 2003 at a value of approximately $0.3 million (which reflects a write-off performed by Nonstop in March 2003 of $0.3 million in respect of its investment in one of the start-up companies).

Government Regulation

General

               The operation of cable television systems and other telecommunication services relating to our business is regulated in Israel by the Telecommunications Law, the Ministry of Communications, and the Council for Cable and Satellite Broadcasting.

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

The Telecommunications Law and Our Licenses

               Until we received our licenses, we operated under five exclusive franchises in central and northern Israel.  In July 2001, the Israeli parliament approved amendments to the Telecommunications Law, under which terms were set for the granting of licenses for the provision of telecommunication services via cable television networks, in place of the exclusive franchises.  The amendments also set new regulatory standards with respect to television broadcasting services provided to subscribers in a highly competitive environment.

               We now operate under non-exclusive long-term licenses pursuant to the provisions of the amended law.  On March 27, 2002, we were granted a Telecommunications Infrastructure License by the Minister of Communications for the provision of infrastructure services for the distribution of cable broadcasts and access to High Speed Internet providers.  On April 30, 2002, we were granted 2 Cable Broadcast Licenses by the Council.  On May 2, 2002, we were granted a special license to hold a Broadcasting HeadEnd by the Minister of Communications.  In November 2002, our Telecommunications Infrastructure License was amended by the Minster of Communications, pursuant to which we were allowed to provide additional infrastructure services of data communications, digital transmission and optic transmission services.  In November 2003, the Ministry of Communications granted to HOT Telecom, a limited partnership owned by the three Israeli cable operators (of which we beneficially own approximately 26.5%), a license covering the same services covered by our Telecommunications Infrastructure License ((to be supplied within the time frames set forth in the Telecommunications Infrastructure License), and also including the requirement to start to provide other telephony services over cable networks including basic telephony services to subscribers by no later than November 25, 2004.  The HOT Telecom Infrastructure License replaced and cancelled the Telecommunications Infrastructure License granted to us in 2002. These licenses cover the same geographical areas as our previous five exclusive franchises.

               The terms and conditions of the various regulatory approvals we have received to the proposed merger between the Israeli cable television operators also affect the regulation of our current business in certain respects. See “Item 4B. Business Overview - Arrangement for a Merger of the Cable Television Operators”.

               Pursuant to the terms of the Telecommunications Law, as amended, and the terms of our licenses, we are now subject, among other things, to the terms, conditions and restrictions set forth below.

Our Licenses

•             Corporate Separation of Cable Broadcast and Telecommunications Infrastructure Licensees and Ownership of Network

               We must operate through separate entities, namely the broadcast entities, on the one hand, and an infrastructure entity, on the other hand, which must each hold a Cable Broadcast License or Telecommunications Infrastructure License, as appropriate.  Pursuant to the Telecommunications Law, the licensee under the Telecommunications Infrastructure License, or the Telecommunications Infrastructure Licensee, must own the cable network infrastructure as a condition to the receipt of the license.  However, according to an agreement with the Ministry of Communications incorporated in our Telecommunications Infrastructure License, and subsequently, in the HOT Telecom Infrastructure License, our Cable Broadcast Licensees are allowed to continue to own the cable network infrastructure and to provide infrastructure services for an additional interim period of the earlier of two years following the date of the grant of the HOT Telecom Infrastructure License, which was November 25, 2003, or the date of the consummation of the merger of the Israeli cable television operators.

               During such interim period, the necessary arrangements must be made regarding the transfer of the ownership of the cable network infrastructure to the Telecommunications Infrastructure Licensee.  Accordingly, and as a condition for the receipt of our original Telecommunications Infrastructure License, our Cable Broadcast Licensees and the Telecommunications Infrastructure Licensee entered into an agreement dated March 5, 2002, whereby our Cable Broadcast Licensees granted an exclusive lease to the Telecommunications Infrastructure Licensee to operate the cable network infrastructure.  In October 2002, our Cable Broadcast Licensees and the Telecommunications Infrastructure Licensee entered into an agreement, whereby the Telecommunications Infrastructure Licensee shall provide the Cable Broadcast Licensees infrastructure services for the broadcast of cable broadcasts in the areas covered by their respective license, including installment, maintenance and disconnection of terminal equipment. Since November 2003, HOT Telecom is our Telecommunications Infrastructure Licensee and the prior agreements are no longer in effect.  Agreements in this regard will be signed between HOT Telecom and us in the future.

               The Cable Broadcast Licenses, the original Telecommunications Infrastructure License and the HOT Telecom Infrastructure License all contain restrictions limiting the number and identity of directors that are permitted to serve in both the infrastructure entity (and its general partner), and the Cable Broadcast companies.

               In the event that either another entity is granted a general license to broadcast through the cable network, or in the event that HOT Telecom reaches a number of subscribers to access to High Speed Internet over cable services equal to 350,000, or if the number of the telephony lines operated by HOT Telecom pursuant to the HOT Telecom Infrastructure License reaches 250,000, the separation rules set forth below shall apply.  Subject to the aforesaid, the Council with respect to us, and the Minister with respect to HOT Telecom, also have the authority to impose conditions in addition to those set forth below, regarding the relationship between the Cable Broadcast Licensees or the Telecommunications Infrastructure Licensee and their connected companies, including the identity of the officers of each company, the transfer of information, the separation of entities between broadcast and infrastructure, the accounting systems, and technological, geographical or commercial restrictions regarding the laying down of infrastructure or regarding the provision of services or broadcasts.

Separation rules:

i.

A separation must be effected between the management of the Cable Broadcast Licensees, on the one hand, and the management of the Telecommunications Infrastructure Licensee and its general partner (but not including the board of directors), on the other hand, including in relation to the business, financial and marketing systems;

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

               In the event that a company connected to the Telecommunications Infrastructure Licensee is an Internet service provider, then there will be an immediate obligation of structural separation between the Telecommunications Infrastructure Licensee and the Internet service provider, in accordance with the above restrictions.  If the Minister finds that special circumstances exist, after he is convinced that competition in the field of telecommunications broadcasting will not be harmed, he is entitled, upon a written request by a license holder, to amend the license to include exceptions to the separation obligation subject to conditions that the Minister may set.

•             Term of our Licenses

               Our Cable Broadcast Licenses are each valid for initial periods of 15 years.  The HOT Telecom Infrastructure License is valid for a period of 20 years. The Cable Broadcast Licenses and the HOT Telecom Infrastructure License may be extended for additional 10-year periods, by the Council and the Minister respectively, upon the request of the licensees.  Our Broadcasting HeadEnd License is valid for as long as our Cable Broadcast Licenses are valid, but not later than May 30, 2017. It may be extended upon request to the Ministry of Communications.

               In order to have our licenses extended, we are obliged to, among other things, prove, during the terms of the licenses, that we have met with their terms and conditions.  To this end, we are required to deliver detailed reports to the Council as to our compliance with our Cable Broadcast Licenses and applicable law, and evidence of acts that we have taken to improve the quality and technology of the broadcasts. We are similarly required to deliver detailed reports to the Minister in respect of telecommunications services that we provide.

•             Guarantees

               In order to ensure compliance with our obligations pursuant to the licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry of Communications, the following guarantees have been provided:

•

bank guarantees by the three cable operators in the aggregate amount of $14 million to the Ministry of Communications pursuant to the HOT Telecom Infrastructure License, of which we provided a bank guarantee in the amount of $3.72 million; and

•	a guarantee of NIS 9.2 million to the Council pursuant to the Cable Broadcast Licenses given by us.

               Each of the Minister and the Council has the authority to exercise the applicable guarantees in the event that we  or HOT Telecom, as the case may be, do not fulfill our or its obligations, and to cover any damage, loss or cost that the Council, the Minister, or the government may incur as a result of any breach of our obligations under the licenses, and to ensure all payments by the licensee, including royalty payments and payments of fines imposed by the Council or the Minister.  The exercise of the guarantee does not derogate from the authority of the Council or the Minister to cancel the licenses, to amend the terms and conditions of the licenses or to impose other sanctions including fines for certain stipulated breaches or actions.

•             Subscriber Services

               Infrastructure services must be provided to all applicants in our service areas, upon non-discriminatory terms.  A licensee is obliged to connect anyone wishing to be a subscriber of cable broadcast services or infrastructure services according to the terms of the relevant license, within stipulated time periods.

               Our standard cable broadcasting subscriber agreements are subject to the approvals of the Council and the Court for Standard Contracts. We may be directed to amend the terms of our standard cable broadcasting subscriber contracts.  The standard subscriber agreement with respect to the services granted pursuant to the HOT Telecom Infrastructure License must be submitted to the General Manager of the Ministry of Communications for approval if so requested.

               HOT Telecom is obliged to offer its services to all applicants, regardless of whether or not they may be a subscriber of another licensee (including a broadcast licensee).  HOT Telecom is prohibited from discriminating, and will refrain from giving a preference to a licensee that is related to it, in the provision of services, including with respect to payment for services, conditions of the services, availability of the services, providing information regarding the services, or in any other manner. HOT Telecom is prohibited from making the provision of the infrastructure services dependant upon the purchase of its own or another party’s services, or dependant upon refraining from receiving services from another party, unless authorized by the Minister.

               We are prohibited from making the supply of broadcasts dependant upon unreasonable, discriminatory or unfair terms, such as: minimum periods; the receipt of other services; or the obligation to obtain equipment from another party or us.  We are prohibited from discriminating between subscribers.  We are also subject to rules concerning the time limits allowed for connection and disconnection of subscribers, after such subscriber has given us notice.

               We or HOT Telecom, as the case may be, must continue to operate a customer service call center and office, for technical and general customer support, and appoint a complaints officer.  Minimum standards are set in our licenses as to the operation of such services and the management of customer complaints.

               Under our Cable Broadcast License and under the HOT Telecom Infrastructure License, we or HOT Telecom, as the case may be, do not have the right to disconnect or discontinue the broadcast and infrastructure services except: upon the subscribers request, for a material breach of the subscriber agreement, for the purpose of maintenance, or due to risk, or as further set forth in our Cable Broadcast Licenses and the HOT Telecom Infrastructure License.

•             Restrictions upon Transfer of Assets

               According to the Telecommunications Law, the licenses themselves and the rights granted thereunder may not be charged, transferred, or made subject to a lien, with the exception of transfers within the framework of structural reorganizations.  Both our Cable Broadcast Licenses and the HOT Telecom Infrastructure License also stipulate that the assets of the licensees pertaining to the licenses (including terminal equipment of the Cable Broadcast Licensees) may not be transferred, assigned, charged or otherwise pledged in any way, other than in accordance with the provisions of the Telecommunications Law (in respect of the Cable Broadcast Licenses), and only upon the advanced written consent of the Minister (in respect of the HOT Telecom Infrastructure License).  However, according to the Telecommunications Law, it is possible to create a charge upon the assets of a cable broadcast licensee in favor of a bank legally operating in Israel.

               In addition, under the HOT Telecom Infrastructure License, HOT Telecom is allowed to create a charge in favor of a bank legally operating in Israel in order to receive financial credit, provided that prior notice is given to the Minister of Communications, and so long as the charge agreement includes a provision according to which the exercise of rights pursuant to the charge shall not be harmful to the provision of services by HOT Telecom.

•             Restrictions upon Ownership and a Change of Means of Control.

               According to the Telecommunications Law, a cable television operator must be a citizen and a resident of Israel, or an entity incorporated in Israel, and at least 26% of any means of control of such entity must be held by Israeli citizens and residents.

               According to our Cable Broadcast Licenses, the Council’s authorization is necessary for any of the following changes of means of control in a Cable Broadcast Licensee, and any such change effected without the Council’s authorization shall be void:

(i)	a change of identity of the controlling entity of the Cable Broadcast Licensees;

(ii)	an increase in shareholding by over 10% in the Cable Broadcast Licensees; or

(iii)

a change in the holdings in the Cable Broadcast Licensees following which any party becomes an interested party (a holding of 5% or greater), or has a material influence (a holding of 25% or more); or if such party has ceased to be an interested party or holder of material influence.

A change in the holdings in Cable Broadcast Licensees of up to 15% of the means of control (but which does not result in a change of control in the Cable Broadcast Licensee) which result from transactions performed on a stock exchange require notification to the Council, rather than authorization, as well as to the Senior Vice President of Engineering and Licensing of the Ministry of Communications.

               In addition, any agreement pledging the controlling shareholding must be made conditional upon the Council’s approval if the exercise of such pledge would cause a change in the means of control of the Cable Broadcast Licensees.

               The restrictions outlined above must also be included in the articles of association of the Cable Broadcast Licensees.  These provisions appear in our amended articles of association.

               According to the HOT Telecom Infrastructure License, the authorization of the Minister is necessary for any of the following changes of means of control in HOT Telecom:

(i)	if any party becomes an interested party (a holding of 5% or greater of any means of control);

(ii)	if any party gains a material influence (inter alia, a holding of 25% or more of any means of control);

(iii)	if any party becomes a controlling shareholder (inter alia, a holding of 50% or more of any means of control); or

(iv)	transfer of means of control which would result in any party becoming an interested party, holder of material influence, or controlling shareholder.

               Furthermore, in the event that a charge is placed over the means of control of HOT Telecom or over the means of control of an interested party of HOT Telecom, which, if exercised will make the grantee a holder of means of control in HOT Telecom which vest the grantee with material influence over HOT Telecom, or as a result of which the grantee shall become a controlling shareholder of HOT Telecom, then such charge must include a provision stating that the exercise of the charge is conditional upon receipt of advanced written consent from the Minister of Communications. Due to restrictions regarding cross ownership interests, certain entities or individuals are prohibited from becoming an interested party in HOT Telecom. According to our HeadEnd License, the prior written approval of the General Manager of the Ministry of Communications is necessary for the transfer of the license, directly or indirectly, to another party.  For this purpose, “transfer” includes a change in the holdings of the means of control of the licensee, even if this does not include a change of identity of the controlling entity of the licensee.

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

               We have the right to offer discounts and make special offers for limited periods, subject to giving prior notice to the Chairman of the Council and a Senior Manager of the Ministry of Communications. They have the combined authority to disallow and to direct us to take actions with regard to any offers that we wish to make, upon specific considerations set forth in our Cable Broadcast Licenses.  In the event that such offers last for longer than the limited period allowed, the Chairman of the Council and a Senior Manager of the Ministry of Communications have the authority to deem the sale prices to be a request to amend our price list accordingly.

•             Broadcasts and Programming

               Pursuant to the terms of our Cable Broadcast Licenses, the Cable Broadcast Licensees shall air only the broadcasts that have been authorized by the Council, according to the terms of such approval.  Such broadcasts shall be both digital and analog, or any other system authorized in advance by the Council.  We may request permission to reduce the scope of the analog broadcasts, and in such event, we may be instructed to charge lower subscription fees.  We are prohibited from ceasing the supply of approved programs or packages without the Council’s prior approval.  The Council has the authority to change the terms of its approval of broadcasts, and has the authority to cancel the approval for the broadcast of any channel following breach of the terms of the approval, or in the case of a material change in the content of the channel.

               We are required to provide a stipulated amount of independent and local original programming, including information and broadcasts/programs exclusively regarding events in local areas, as well as a variety of films, and entertainment, music, arts, education, science, culture and sport programming material, all in accordance with quantity and content criteria established by the Telecommunications Law, Council Regulations and our Cable Broadcast Licenses.  We are also required to provide real-time, unedited transmission of radio and television programming broadcasts to the public in Israel, receivable from the open airwaves, including those of foreign television stations and educational television broadcasts. We must provide an electronic programming guide.  On July 31, 2003, the Council amended the telecommunications rules and our Cable Broadcast Licenses, according to which, obligations of the Cable Broadcast Licensees in respect of the content and scope of broadcasts that the licensees are required to provide were reduced.

               On December 31, 2003, the Council resolved that prior to determining the final version of new broadcast rules, it will conduct a procedure according to which individuals and companies which have interests in the subject matter will be able to present their positions to the Council regarding the proposed version of the new rules. On April 25, 2004, the cable companies presented their position regarding the proposed new rules.  To date, such rules have not yet been adopted.

               Our Cable Broadcast Licenses prohibit us from conditioning (directly or indirectly) the provision of any broadcasts to a subscriber upon the purchase of other broadcasts, including by means of pricing that is unreasonable in the opinion of the Council and which was not approved in advance by the Council.  However, this does not affect our ability to condition the receipt of additional digital broadcasts upon the purchase of the digital basic broadcasts package. The Council may, for special reasons, direct us to alter the composition of the tiering packages, or to separate a channel from the basic packages.  We are obliged to allow subscribers the right to purchase individual channels separately, although if the Council is convinced that we are offering our subscribers a broad choice at reasonable prices, it has the authority to exempt us from this latter requirement.

               We are prohibited from advertising new broadcasts, channels, or packages before we have served the Council with a request to broadcast such broadcasts, channels or packages.  The Council has the authority to prohibit such advertisements until such request is granted.  Furthermore, any offering of free broadcasts to subscribers must include an express clarification, to be approved by the Council in advance, as to our plans to charge subscribers for such broadcasts in the future.

               We are entitled to broadcast notices regarding sponsorships during certain sports broadcasts, subject to certain conditions, in accordance with and as set forth in the Council’s decision of September 3, 2002.

               Under the Telecommunications Law and in accordance with the resolution of the Council of June 2002 as amended in September 2002 and in May 2003, each Cable Broadcast Licensee is required to allocate to local production or purchase of locally produced programs in initially broadcasting in Israel, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of grant of the Cable Broadcast License) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to local productions by the Cable Broadcast Licensees as of 2006 and thereafter.  For this latter purpose, the Council shall consider, among other things, the financial condition of the licensees in connection with their broadcast activities and the contribution of the proposed merger of the cable television operators to the improvement of the financial condition of the licensees.  According to the valuation of our management, the investment amount made by us for local production in initial broadcasting in 2001, 2002 and 2003 is higher than 8% of our annual revenues from the subscription fees for the same years.

•             Obligation to Broadcast Specific Channels of Special Broadcast License Holders

               Our Cable Broadcast Licenses stipulate that we must allow any holder of a ‘special broadcast license to broadcast a specific channel’ to have access to our subscribers.  Restrictions apply to the terms of any agreement with the holder of the special broadcast license, to the effect that such terms cannot be inferior to the terms on which we broadcast our own channels.  The obligation to allow such access does not apply to analogical broadcasts, with the exception of dedicated channels or channels that were broadcast on the analogical system before the granting of the general non-exclusive license (such as the Shopping Channel).  We are required to commence the broadcasts of such special broadcast license holder at any time, or upon such date that the Council shall direct, even if no agreement has been reached with such  special broadcast license holder, and even if we have been unable to reach agreement as to the price, provided that such special broadcast license holder will provide guarantees.

               In any advertisement of the broadcast schedule of the independent channels, a special broadcast license holder may not be discriminated against by the Cable Broadcast Licensee.  The fee that we are permitted to charge for such broadcasts may include costs in addition to reasonable profit for such inclusion of information in such advertisement.  We must include broadcasts of a special broadcast license holder on the electronic programming guide, and we must air trailers for such broadcasts.  We shall also be responsible for taking any specific actions necessary to enable broadcasts of the special broadcast license holder, including the provision of technical services upon terms equal to those provided to independent channels.  The price for such services must be included in the general fee for the broadcast.  We are obliged to connect subscriber(s) to channels of a special broadcast license holder within 3 working days of notification by the special broadcast license holder and the special broadcast license holder is entitled to elect whether to offer its broadcasts to subscribers as part of a package of channels of such special broadcast license holder or of other special broadcast license holders, in addition to the offer of its broadcasts to subscribers as a single channel. We are prohibited from preventing such choice from being effected.

•             Outstanding Obligations from the Previous Franchises

               Our Cable Broadcast Licenses, as amended by the Council’s decisions dated April 10, 2003, list all of the following unfulfilled obligations on behalf of all of the previous franchise holders in Israel which are still outstanding under the terms of the previous exclusive franchises. Based upon the number of subscribers, our pro rata portion of the cost of such common obligations would be approximately 25%.  During a period of 8 years commencing two years from the date of our Cable Broadcast Licenses, we and the other cable television operators are obliged to fulfill these obligations.  According to the Council’s decision, the total outstanding obligations include:

i.	398 total hours of original locally produced broadcasts;

ii.	$6,466,178 worth of total investments in original locally produced broadcasts;

iii.	3,890 total hours in total of original programming on Channels 3, 6 and 8;

iv.	342 total movies on Channel 4;

v.	5,483 total regional news broadcasts of at least 15 minutes each; and

vi.	1,350 total hours of translated programs with subtitles and 118 total new broadcasts with translation into sign language for the hearing impaired.

               On May 6, 2003 a letter was sent to the Council on behalf of the Israeli cable television operators expressing their objections to the Council’s decisions described above regarding the outstanding obligations as determined by the Council.  On June 1, 2004, we and the other two cable operators presented our suggested settlement regarding the outstanding obligations to the Council. We are currently waiting for the response of the Council to our suggested settlement.

       •      The status of our Cable Broadcast Licenses in the event that the merger between the Israeli cable television operators is consummated

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

Specific terms and conditions of the HOT Telecom Infrastructure License

               In addition to the above, the HOT Telecom Infrastructure License also includes, among other things, the following terms and conditions.

•             Services

               HOT Telecom has the right to grant general cable broadcast license holders services, and to provide services of access to High Speed Internet over cable, messaging services, data communications services, and other ancillary telephony services.

               The provision of our service to a broadcast licensee shall be effected in such a manner that the broadcast licensee shall be able to provide its services to the subscribers in accordance with the terms and conditions of its license.  HOT Telecom is prohibited from discriminating, and will refrain from giving a preference to a licensee that is related to it, in the provision of services, including with respect to payment for services, conditions of the services, availability of the services, providing information regarding the services, or in any other manner.

•             Fees

               The fees we are permitted to charge our subscribers include, among other things: payment of installation fee for connection; payment for terminal equipment and installation thereof; payment for installation of extensions; relocation fees; payment for the sale, loan or lease of terminal equipment; regular periodic payments; varying payments for use of the service according to time or traffic volume; and payment for conversion of services and any other payment approved by the Minister or the General Manager of the Ministry of Communications.  In addition, with respect to cable modems, we may not charge subscribers for a deposit in excess of the cost of the cable modem, for cable modem leased to the subscriber, and we may reduce the amount by 10% of the value of the cable modems each year or partial year, as mentioned above.

               We have the right to determine service packages of telecommunications services that we provide, at an overall price per package of services, or at a price for each service.  We are obliged to offer, without discrimination, every service and every service package on equal terms and at a uniform fee, according to the type of subscribers all over the service area.  We must make information with respect to fees fully available to every applicant, including on the Internet.

               We are obliged to notify the Ministry in advance of any intended changes in fees.  The Minister has the right to alter the fee if he finds that it contravenes the provisions of the license or might compromise competition or the rights of subscribers.

               When collecting payment from a subscriber for another service provider, no addition may be charged to the other entity’s fee.

•             Frequencies

               Certain frequency bands are forbidden, including between 806MHz and 862 MHz.  We are prohibited from causing interference to other systems and shall cooperate in preventing interference.

•             Termination

               Upon termination of the HOT Telecom Infrastructure License, in the event that HOT Telecom is unable to reach an agreement with a potential purchaser of its infrastructure within 6 months, then an arbitrator shall be appointed who shall impose a valuation calculated according to the value of the infrastructure, on a going concern basis and according to its economic value.

Our Broadcasting HeadEnd License

               This license allows us to among other things; construct, maintain and operate broadcasting HeadEnds, for the purpose of maintaining the cable services provided by the Cable Broadcast Licensees; to connect our telecommunication system to the public telecommunications network operated by HOT Telecom or another entity licensed for transmission; to connect our telecommunications system to the system of another special licensee for operating a HeadEnd, to enable broadcasting reception via our telecommunications system and to construct and operate monitoring mechanisms needed to ensure the orderly operation of our telecommunications system.  In October 2002, two of our Cable Broadcast Licensees entered into an agreement, pursuant to which one Licensee will provide the other HeadEnd services for the purpose of transmission of cable broadcasts.  The General Manager of the Ministry of Communications has the authority to conduct inspections to ensure that the terms of our Broadcast HeadEnd License have been complied with.

Royalties and Payments to the State of Israel

               Under our Cable Broadcast Licenses, we are required to pay the Ministry of Communications an annual license fee and variable royalties.  The variable royalties are payable annually in an amount equal to a certain percentage of our annual gross revenues (not including VAT) from the provision of certain broadcast services, which include, among other things, certain installation and subscribers fees.  For purposes of payment of these royalties, revenues derived from subscriber fees for tiering and pay-per-view broadcasts are to be calculated net of payments that the licensee is contractually obligated to pay to the holder of the rights to such broadcasts.  Under amendments to regulations promulgated under the Telecommunications Law proposed by the Minister of Communications and approved by the Economic Committee of the Israeli parliament on June 16, 2003, royalties payable by Cable Broadcast Licensees have been reduced, effective retroactively, from 5% of annual gross revenues (not including VAT), to 4% of such revenues in 2002 and 2003, and 3.5% of such revenues in 2004.  Payments are made on a quarterly basis.

               In addition, regulations promulgated under the Telecommunications Law provide for royalties payable by general telecommunications licensees (which includes HOT Telecom) for the right to provide local fixed line communication services (including access to High Speed Internet and others), as follows: until December 31, 2003, 4% of certain income, and from January 1, 2004, 3.5% of certain income. ‘Certain income’ for these purposes includes all income of the general telecommunications licensee that is derived from the provision of telecommunications services pursuant to its license, excluding:

i.

income collected by the licensee on behalf of another licensee (general or special) and transferred to the other licensee; or payments made to a different general license holder for the completion of calls, or the transfer of such calls in the telecommunications network of such other license holder, including payments made for interconnection;

ii.	income of the licensee from the provision of transmission services to other license holders;

iii.	income of the licensee from segments of transmission services by way of satellite;

iv.	income of the licensee from selling terminal equipment; and

v.	bad debts that are related to income from the provision of services in relation to which the licensee pays royalties.

               Our Broadcasting HeadEnd License provides that we must pay fees in consideration for the license as determined by the Ministry of Communications pursuant to the Telecommunications Law and the Telegraph Ordinance [New Version], 1972.

               On December 2003, the Minister of Communications announced his intention to amend the regulations in several aspects, and among them, in a way that will exclude from the royalties payment obligation, income from certain data communication and transmission services that are supplied by special licensees, which are not obliged to pay royalties.

               HOT Telecom asked for certain amendments to the Minister of Communications proposal. The proposed amendment to the regulation haven’t been executed yet.

HOT Vision and Cooperation of Cable Television Operators in Production of Broadcasting

               In 1989, we, together with the other Israeli cable television operators, formed I.C.P. Israel Cable Programming Company Ltd., or ICP, for the purpose of jointly purchasing and producing our local cable channels, which then consisted of four channels: family, movies, sport and children.  The culture and science channel was later added.  In January 2004, ICP changed its legal name to HOT Vision Ltd. We currently hold approximately 25% of the outstanding share capital of HOT Vision. In January 1995, the cable television operators and ICP (as it was known at such time) reached an agreement for the approval of unified channels with the Controller of Restrictive Business Practices, or the Controller, regarding its operations, according to which, among other things, it would produce, create or acquire at least 15% of its programming from local agents and suppliers.  This agreement was extended from time to time by the Restrictive Business Practices Court.

               According to Council decisions in March 2000, March 2002, May 2002 and December 2002, the Council further extended the approval of joint broadcast channels until June 30, 2003, subject to the obligation to allow YES to broadcast those channels for consideration, excluding originally produced content, until the earlier of either: December 31, 2003 (regarding the family channel (HOT 3), the movie channel (HOT Movies), and the sports channel), and March 1, 2003 (regarding the children’s channel); or the date upon which YES has at least 500,000 subscribers.  After the expiry of this obligation upon the cable television operators, YES may request an extension.  To date, YES has not requested an extension.  These obligations to YES have since expired.  YES broadcasts the family channel (HOT 3) produced by HOT Vision, except for original productions, pursuant to an agreement effective until December 31, 2006.  YES ceased to broadcast the movie channel (HOT Movies) produced by HOT Vision on June 30, 2002.  Furthermore, pursuant to the Council’s decision in March 2000, we are prohibited from broadcasting content that we purchased on an exclusive basis (with the exception of originally produced content).

               Under the approval of the Controller to the proposed merger of the Israeli cable television operators, and the exemption provided by the Controller from the requirement to receive approval of a restrictive arrangement in connection with the joint activities of the cable television operators, it is no longer necessary for these joint activities of the cable companies to be subject to the approval of the Restrictive Business Practices Court.  However, the terms and conditions of the approvals of the Council to the proposed merger impose on the merged entity similar provisions to those that currently apply to the cable companies regarding the broadcasting obligations towards YES. For additional information regarding the conditions of the approvals for the proposed merger and an exemption we received from the Restrictive Business Practices Authority, see “Item 4B. Business Overview - Agreement for a Merger of the Cable Television Operators”.

               For information regarding certain guarantees we have provided to two banks in order to secure certain liabilities of HOT Vision, see “Item 5B. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

               For information regarding two law suits filed in the District Court of Los Angeles, California, United States, by Warner Bros. International Television Distribution, a provider of movie and series content broadcasted on Channel 3 (HOT 3) and movie channels (HOT Movies) of the Israeli cable television operators, including ours, against the two other Israeli cable television operators, Tevel and Golden Channels, alleging that they are in breach of their respective license agreements with Warner Bros., see “Item 8A.  Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings”.   As the result of these lawsuits, we now provide content purchased from alternative studios and content providers in place of the programs we previously purchased from Warner Bros.

               On June 30, 2003, HOT Vision and the cable companies signed an agreement for the indemnification of HOT Vision relating to all of the amounts that it shall bear in connection with the debt to major studios and expenses associated with the management of the above legal procedures. According to the indemnification agreement, the cable companies are committed, one towards the other, to jointly finance through HOT Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented until the date of the financial statements against certain of the cable companies as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or terminated with the major studios - regarding content which was provided to channels 3 and 4. As for the pay channels (HOT Drama, HOT Action, HOT Fun and HOT Prime), it was agreed that the amounts will be paid directly to Tevel. According to the indemnification agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements, including the amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the proceedings. The indemnification does not include amounts that are payable by the cable companies to Tevel and/or Golden Channels through Hot Vision and Avdar for purchase of content to channels 3 and 4 and to the pay channels (HOT Drama, HOT Action, HOT Fun and HOT Prime).

               The indemnification agreement further stipulates that the commitments of the cable companies shall be revoked in the following cases: (1) if the cable companies release HOT Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channels and we were to merge into another cable company and the merged entity assumes, in writing and without any condition, the commitments of all of the cable companies towards Hot Vision under this agreement even if HOT Vision is not released from all of its said obligations given that the merged cable company holds all of the issued share capital of HOT Vision and that its commitments cover all of HOT Vision’s obligations under the indemnification agreement.

Cooperation Among the Cable Companies and Conducting Negotiations for the Acquisition of the Cable Operations and Assets of Tevel

Agreement for a Merger of the Cable Television Operators

               In February 2003, we and the other Israeli cable television operators and us agreed on a final version of an agreement which sets forth the structure and conditions of a merger among us.  The parties have agreed that this merger agreement, upon its signing, will add to and broaden the terms of the previous arrangement between these parties executed on December 31, 2001, which cancelled and replaced  previous arrangements between the parties dated December 29, 1999 and April 30, 2001.  In the event any terms of these agreements shall conflict, the terms of the latter agreement of February 2003 shall prevail.  Under the terms of this merger agreement, on the date of the consummation of the merger, all of our cable broadcast operations will be transferred to our subsidiary, Cable Systems Media Haifa-Hadera Ltd., immediately following which all of the cable broadcast operations of the cable television operators shall be merged into and together with Gvanim Cable TV Ltd., such that Gvanim Cable TV Ltd. shall become the merged broadcasting entity.   Likewise, all of the infrastructure operations of the subsidiaries of the cable television operators shall be merged into and together with a wholly owned subsidiary of Gvanim Cable TV Ltd., such that this subsidiary shall become the merged infrastructure entity.  The parties have agreed that if the final version of the merger agreement has not been signed by July 31, 2003, or a later date agreed upon by the parties, the provisions of the agreement will not apply, the parties shall not have any claim or suit towards another party with respect to the proposed merger agreement and/or the shareholders agreement, and shall be free to act independently or together with others, without any limitation.

               Prior to the merger we will need to reach an understanding with the major Israeli banks, which are creditors of the parties to the merger.  The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, and the Controller of Restrictive Business Practices and by the Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties.  To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller, and the Income Tax Commission.  Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.  One of the issues outstanding to date in connection with the consummation of the merger is the position of the Supervisor of Banks of the Bank of Israel in connection with, among other things, certain limitations under Israeli banking laws.

               According to the position of the Supervisor of Banks of the Bank of Israel, the merger of the cable operators and the formation of a merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of Banks regarding, among other things, restriction on a “Group of Borrowers” as such term is defined in the “Proper Bank Management Directives”.  This position of the Supervisor of Banks has an impact as to the issue of giving loans by banking corporations and as to the issue of allocation of the merged company’s debts, among other things, to an indirect controlling shareholder of Matav.

               Based on the aforesaid, and due to the difficulties arising from the position of the Supervisor of the Banks and the provisions of “Proper Bank Management Directives” there is no certainty whether the merger will be actually completed and if it will be completed when it will actually occur and what will be its structure.

               Since April 2002, in accordance with the approval of the Controller of Restrictive Business Practices to the proposed merger, we cooperate with the other two Israeli cable television operators in order to strengthen our competitive position in the telecommunications market and to achieve maximum operating efficiency in a broad range of activities, including, among others, our marketing and content related activities.

               On November 19, 2003, we, together with the other Israeli cable television operators submitted a request to the Controller of Restrictive Business Practices for an exemption from the requirement to receive an approval of a restrictive arrangement under Section 14 of the Restrictive Business Practices Law, to cover the period from November 16, 2003 and until the earlier of the date of consummation of the merger of the cable television operators or November 15, 2004, in order to facilitate the consummation of the merger.  The application for the exemption related to the existing joint activities of the cable television operators, including among other things, multi-channel television broadcasts, domestic fixed communications services including Internet access and telephony services, marketing, production and content purchasing.  On December 17, 2003, the Controller granted us and the other cable television operators an exemption for a period of one year.  This exemption is conditional upon, among other things, all of the cable television operators refraining from taking any irreversible actions which would prevent them from being able to undertake separate and independent activities in the event that the merger will not be completed, or from undertaking any cooperation among themselves prior to December 15, 2004 which is not reversible.

               According to the Controller’s conditions to the approval of the merger, as extended, it was determined that, among other things, the merged infrastructure company must commercially supply telephony services over cable infrastructure to the public in Israel by no later than November 20, 2004.  Furthermore, it was determined that the merged infrastructure company will provide telephony services that compete with those of Bezeq in scope and time as set forth in the Controller’s conditions to his approval of the merger. The investment in telephony must meet certain required minimums as further detailed below.

               In light of the above, there can be no assurance that the merger will take place, the date on which it will take place or the structure that will be implemented, and accordingly our management is examining the options available to us in order to continue and maintain the existing cooperation among the cable television operators, including the possibility of purchasing Tevel’s cable television and access to High Speed Internet subscribers.

               In that regard, we have entered into negotiations with Tevel and its shareholders regarding the purchase by us of all Tevel’s assets including Tevel ‘s holdings in Golden Channels. If we were to acquire Tevel’s assets, we would have over 580,000 cable subscribers, representing approximately 60% of the Israeli cable television market, and we would hold 35% of Golden Channels.  We have not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price.  If this transaction were to take place, we would likely incur or assume substantial additional indebtedness.

               We believe that if we were to acquire all of Tevel’s assets as aforesaid, the proposed merger of the three Israeli cable television operators would not be completed in its current proposed form.  However, we believe that following an acquisition by us of Tevel’s assets, we would expand our cooperation with Golden Channels and facilitate the consummation of a merger among the cable television operators.

               In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels recently agreed to perform an operational merger.  To this effect, a joint management was recently appointed to oversee the merger of the marketing, sales, engineering, customer service, operations and information systems activities of the three companies. We will be subject to decisions taken by the joint management of the merged operations, and accordingly, these decisions will affect our policy-making in the areas of the joint activities. There can be no assurance that the operational merger will result in a successful integration of the operations of us, Tevel and Golden Channels, or whether the operational merger will in fact enhance our profits and competitiveness.

               Tevel filed a motion for stay of proceedings on April 22, 2002.  The stay of proceedings was granted by the Court on April 22, 2002. In September 2003, the meeting of creditors of the shareholders of Tevel approved the creditors arrangement proposed by Tevel’s trustee.  Following the approval of the creditors arrangement by the meetings of creditors, the Court approved the arrangement.  In September and December 2003 the Court extended the stay of proceedings order until January 11, 2004 in order to allow the continuation of the process of receiving the approvals required in order for the arrangement of creditors to become effective.  As of January 8, 2004, all of the approvals that were required in order for the arrangement of creditors to become effective had been obtained, and accordingly the arrangement of creditors entered into effect.  According to this arrangement, Tevel has reached agreement with its unsecured creditors and, subject to the fulfillment of the arrangement, no longer has any obligation to these creditors with respect to debts incurred prior to April 22, 2002.  According to the agreement reached with the secured creditors, Tevel’s shares and remaining assets are subject to the right of Tevel’s secured creditors which are banks to realize these shares and assets to cover Tevel’s debts to these secured creditors.

The Approval of The Council for Cable and Satellite Broadcasting

               The approval of the Council to the merger of March 7, 2002, as amended on February 13, 2003, is subject to a number of conditions, including:

•

an obligation upon the cable television operators to allow direct broadcasting by YES, to broadcast the HOT 3, HOT Movies, sports and childrens channels, for consideration.  This obligation expires upon the earlier of either: December 31, 2003 (regarding HOT 3, HOT Movies and sports channels), and March 1, 2003 (regarding the children’s channel); or the date on which YES has at least 500,000 subscribers, after which YES may request an extension.  To date, YES has not required an extension. These obligation to YES have since expired. YES broadcasts the HOT 3 channel produced by HOT Vision, except for original productions, pursuant to an agreement effective until December 31, 2006.  YES ceased to broadcast HOT Movies produced by HOT Vision on June 30 2002;

•

an obligation of ‘unbundling’, requiring the merged entity to grant special broadcast license holders which broadcast on a digital platform a non-exclusive permit, for consideration, to use its network in order to transfer their broadcasts (which will be up to a maximum of the higher of either: (i) one sixth of our broadcasting network capacity; or (ii) 75 Mhz from the date of the approval of the merger, including the capacity required for dedicated channels and special cable broadcasting licensees (one sixth of the broadcasting network capacity); and 150Mhz after 2005);

•

a maximum subscriber fee for the basic packages (digital or analog) of NIS 156 including VAT, linked to the combined index, that includes the Israeli consumer price index of December 2001 (published January 15, 2002) and the US dollar exchange rate as published by the Bank of Israel, or any other index as shall be determined in regulations.  The effectiveness of the Council’s approval regarding the said linkage to the combined index is subject to the amendment of the applicable regulations promulgated under the Telecommunications Law.  To date, the Ministry has not adopted such an amendment;

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

               In addition, in accordance with the approval of the Council, in the event that the Council is convinced that there is a material decline in competition in the multi-channel television market, the Council is entitled to instruct the cable television operators to allow each special and general cable broadcast license holder that broadcasts in a digital format use of our infrastructure in order to access all potential subscribers, even if they are not our subscribers, so long as our cable network infrastructure reaches their premises.  According to the Council’s decision, a material decline will be deemed to occur, among other things, in the event that YES shall cease its operation or the merged entity shall provide services to more than 80% of multi-channel television subscribers in Israel.

               Pursuant to the Council’s amended approval, an application for a general broadcast license was filed with the Council on behalf of the merged entity on March 5, 2003.

               In accordance with the Council’s approvals to the merger, upon the merger, the terms of the Council’s approvals to the merger will be an integral part of the terms of the Cable Broadcast License of the cable television operator or any merged entity in place of the cable television operators.

               The eventual application of the above terms and other provisions are subject to interpretation and clarification.

The Approval of the Controller of Restrictive Business Practices to the Merger

               The approval of the Controller to the merger, granted in April 2002, is also subject to a number of terms and conditions, set forth below.  On April 14, 2003, the Controller extended the validity of his approval to the merger until the earlier of June 6, 2003 or the consummation of the merger.  In June, November and December 2003, the Controller further extended the validity of his approval to the merger until the earlier of December 15, 2004 or the consummation of the merger.  The eventual application of these terms and conditions and the way in which they will be implemented together with the terms of the Council’s approval may be subject to interpretation and further clarification.

               Separation of activities: the merged entity shall conduct its activities through a broadcasting entity and a cable infrastructure entity, whose activities must be completely separated.

               Unbundling: the merged infrastructure entity must allow other cable broadcast license holders to use its cable infrastructure on terms that are not inferior to those offered to the merged broadcasting entity, up to the same maximum commitment as provided by the terms of the approval of the Council, with the additional stipulation of not less than 75 Mhz from the date of the consummation of the merger, and not less than 100Mhz after January 2005 for third parties who are not dedicated channels.  This obligation shall not apply to any broadcaster of multi-channel national television broadcasts, on a national infrastructure network in its control, unless there is a material decline in the multi-channel television market.  In the event that the Controller considers there to be a material regression in the multi channel television market for subscribers, he shall have the authority to instruct the merged infrastructure entity (and if necessary, the merged broadcast entity) to provide any cable broadcast license holder the telecommunications infrastructure services needed to supply the package of channels of such licensee to any person whose premises is reached by the cable network even if such person is not a subscriber of the merged broadcast entity; however, such instruction shall not oblige the merged infrastructure entity to lay down additional telecommunications infrastructure for such a cable broadcast license holder, to a person who is not a subscriber of the merged broadcast entity. Without derogating from the above, in the event that YES ceases to operate, it will be deemed to be such a material decline in competition. Regarding these conditions, YES or its successor shall be deemed to be such a cable broadcast license holder if it ceases its operation due to insolvency.

               Restrictions upon the corporate structure:  within 48 months of the Controller’s approval, at least 20% of the controlling entities of the merged broadcasting entity must be owned by an entity that does not hold, directly or indirectly, any means of control in any other cable or infrastructure entity.  This restriction may be amended or waived at the discretion of the Controller, or will be deemed inapplicable, if either at the end of 48 months there are at least two other holders of a general cable broadcasting license in Israel that are not linked to either the merged broadcasting entity or the merged infrastructure entity; or, if the Minister of Communications has set rates for usage of the merged entity’s infrastructure by third parties within 30 months of the date of the approval (and the Controller finds that such rates encourage competition significantly).  According to clarifications provided by the Controller in relation to this obligation, in the event that 20% of the means of control of the merged infrastructure entity is purchased by a third party and 20% of the means of control of the merged broadcast entity is purchased by a different third party, neither of whom have a connection to the existing cable television operators, it will not be necessary to meet this requirement.

               Restrictions upon the ownership and purchase of broadcasting material:

               (i)  The merged broadcasting entity and the merged infrastructure entity shall be prohibited from holding means of control of a producer of a channel, except Channel 3 (HOT 3) and the movies channel (HOT Movies) in the basic packages, and shall be prohibited from owning or having any interest in any other producer of a channel, unless it has received authorization to the contrary from the Controller by way of amendment of the terms of the Controller’s approval to the merger.  Subsequent to the approval and pursuant to the said restriction, we sold and transferred an option that we held to purchase certain interests in the “Hop” channel, we and the other cable operators sold and transferred options we held to purchase certain interests in the sports channels (Channel 5 and the Sport 5+ channel), and we and the other cable operators relinquished our interests in the children’s channel and the culture and science channel.

               (ii)  The merged broadcasting entity and the merged infrastructure entity are permitted to use the content of another producer, but shall be prohibited from owning the content of another producer, and further, these entities shall be prohibited from determining to whom content shall be sold or transferred to third parties for use (with the exception of agreements with the major production companies, namely Warner Bros., Universal, Buena Vista (Walt Disney), Paramount, MGM, Columbia, and Twentieth Century Fox, which were signed prior to the date of the Controller’s merger approval and received prior regulatory approvals).

               (iii)  The merged broadcasting entity shall only be allowed to purchase content for Channel 3 and movie channels and for Pay-Per-View and Near Video On Demand, and such purchase shall be in accordance with restrictions concerning, among other things, the purchase of exclusive content.  In addition, the merged broadcasting entity shall have a must sell requirement to YES or any other general license holder regarding certain material content broadcast on Channel 3 and the movies channel stipulated in the Controller’s approval.   Further, all content purchased, by any party to the merger or any person related to such parties, from the major production companies within 24 months following the Controller’s approval to the merger (April 2002), shall be subject to the must sell requirement to YES or any other general license holder, provided that any person who receives content pursuant to this must sell requirement shall also be subject to the must sell requirement with respect to contents purchased or that may be purchased from the major production companies during such period.

               Obligation to supply multi-channel television broadcasts to the entire population of Israel: subject to price restrictions, and existence of appropriate infrastructure.

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

•

The merged infrastructure entity and the merged broadcasting entity shall be prohibited from preventing any end user which has Inside Wiring on his property from: (i) connecting with any other provider of multi- channel television; (ii) the common use of Inside Wiring by such user to connect to another provider in addition to the merged entities; and (iii) gaining access to Internet infrastructure, or access by such end user to Internet services, which are marketed either by the merged infrastructure entity or by the merged broadcasting entity, even in the event that such end user purchases multi-channel television from a competitor.  The merged entities shall still be subject to the administrative directives published by the Minister of Communications governing the reciprocal obligation to lease Inside Wiring between the cable television operators and YES.

               Restrictions upon connected persons or entities:

               The terms of the Controller’s approval shall equally apply to any person or entity connected to the cable television operators, the infrastructure entity, or the broadcast entity whose action is needed in order to fully and exactly comply with all or part of such terms.  Any restriction or condition applying under the terms of the Controller’s approval upon a party to the merger, on the infrastructure entity, or on the broadcast entity, shall also equally apply to any person or entity connected to them, and non-compliance with such restriction or condition by a connected person or entity, or together with such connected person or entity, shall be deemed to be non-compliance with the terms of the Controller’s approval on the part of the party to the merger to which such person is connected, and by non-compliance by the broadcast entity and the infrastructure entity to which such person or entity is connected.

               Restrictions shall also apply upon the activities of the officers or owners of the groups of the controlling shareholders of the merged entities, including, among others, as follows:

•

prohibition upon such officers having activities in businesses that compete, directly or indirectly, with the business of the merged broadcasting entity and/or the merged infrastructure entity, without the written approval of the Controller;

•	prohibition upon such owners from sharing information related to the business of the merged broadcasting entity and/or the merged infrastructure entity;

•

an enforced total separation between specific named Israeli corporate entities such as cellular telecommunications companies and newspapers, on the one hand, and the merged broadcasting entity and the merged infrastructure entity, on the other hand; and

•

if the merged broadcasting entity shall be allowed to air commercials in multi channel television channels, then the Controller shall have the authority to impose further restrictions stemming from concerns arising from the cross interests of the controlling shareholders of the parties to the merger in other entities that sell commercial time to the public.

               Interests in telephony services: The merger is conditional upon the merged entity supplying telephony services on cable infrastructure no later than November 20, 2004, and supplying all of its offered services to any applicant within at least fifteen defined areas, in each city within such areas that has a population of more than 10,000 people, by no later than November 20, 2005.  The merged infrastructure entity is bound by minimal infrastructure investment commitments of not less than NIS 350 million, to be completed in stages as follows: not less than NIS 105 million until June 30, 2004, not less than NIS 140 million until June 30, 2005, not less than NIS 105 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with the telephony services of Bezeq.

               In accordance with the terms of the approval of the Controller to the merger, in July 2002, the Israeli cable television operators filed an application for the merged infrastructure entity for an infrastructure license, which includes the provision of fixed line telephony services. This license was granted in November 2003 to HOT Telecom.  HOT Telecom has undertaken actions to meet the conditions and timetable set in the HOT Telecom Infrastructure License and the approval of the Controller to the merger with respect to the provision of telephony services.

               Bank Guarantee: The approval of the Controller to the merger is also conditional upon the provision of a bank guarantee in the amount of US$15 million to ensure compliance with the terms of the approval of the Controller. In the event that the Controller decides, in his discretion, that there has been a material breach of the terms of the approval, he may fully exercise the guarantee.  We have provided our pro rata portion of this guarantee in the amount of $3.75 million.

               In the event of a non-material breach, the Controller may exercise $500,000 of the bank guarantee in relation to each breach, and an additional $500,000 per month, until such breach is remedied.  Such amounts are non-refundable and the guarantee must be maintained at US$15 million at all times, including in the event of breach.  The provision and usage of the guarantee does not derogate from the Controller’s ability to take any other remedy according to the provisions of the Restrictive Business Practices Law against the merged entities in the event of breach.

4C.        ORGANIZATIONAL STRUCTURE

               We have eight significant subsidiaries, all of which are Israeli entities, which we control directly or indirectly, as described below.

•

Matav Investments Ltd. is a company wholly owned by us and it owns 100% of the share capital of Matav Assets Ltd.  Through Matav Investments Ltd. we are the beneficial owners of 10% of the share capital of Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., an international telephony service provider in Israel, and through Matav Investments Ltd., we are the beneficial owners of approximately 5.3% of the share capital of Partner Communications Company Ltd., the third of four licensed providers of mobile cellular telephone services in Israel, and one of the two operators which use GSM.

•	Cable Systems Media Haifa-Hadera Ltd. is a company wholly owned by us, and holds the Cable Broadcast License for the Haifa-Hadera area.

•

Matav Infrastructure 2001 L.P., is a limited partnership, of which we own approximately 72% of the rights, with the remainder being held by our wholly owned subsidiary Cable Systems Media Haifa-Hadera Ltd.

•	Matav Assets Ltd. is a company wholly owned by us, through Matav Investments Ltd., and engages in real estate activities.

•	Matav Infrastructure Ltd. is a company wholly owned by us, and is the general partner of Matav Infrastructure 2001 L.P.

•	Nonstop Ventures Ltd. is a company of which we hold 50% of the issued share capital, with the remainder being held by several of our shareholders.

•

HOT Telecom L.P. is a limited partnership owned by the three Israeli cable television operators, of which we beneficially own approximately 26.5% through Matav Investments Ltd.  HOT Telecom L.P. holds the HOT Telecom Infrastructure License.

•

HOT Telecom Ltd. is a company owned by the three Israeli cable television operators, of which we beneficially own approximately 26.5% through Matav Investment Ltd.  HOT Telecom Ltd. is the general partner of HOT Telecom L.P.

       We were formerly part of the Dankner Group.  As of June 20, 2003, Dankner Investments Ltd., or Dankner Investments, held approximately 47.74% of our outstanding ordinary shares and 49.70% of the voting rights.  In November and December of 2003, and in January of 2004, Dankner Investments sold approximately 7.7% of our outstanding shares in private transactions.  In February 2004, Dankner Investments sold approximately 18% of our outstanding shares to Delek Investments and Assets Ltd., or Delek, and granted to Delek an option exercisable for two years to purchase an additional 2% of our outstanding shares.   As of April 30, 2004, Dankner Investments still held approximately 22% of our outstanding shares, and nominates a majority of our directors pursuant to the terms of a shareholders agreement.  On May 31, 2004, Dankner Investments Ltd. issued an immediate report to the Israel Securities Authority and the Tel Aviv Stock Exchange stating that the members of the Dankner and Gineo families that hold shares in Dankner Investments Ltd. signed an agreement with Delek Real Estate Ltd. for the purchase of such shares, constituting 87.5% of the issued share capital of Dankner Investments Ltd.  The transaction is subject to a number of approvals, including the approval of the Controller of Restrictive Business Practices and the Cable and Satellite Broadcasting Council.  The agreement also provides that in the event the conditions to the aforesaid sale are not met by a specified date, subject to certain other conditions, Delek Real Estate Ltd. may purchase shares of Dankner Investments Ltd. from the other parties to the agreement representing 20-25% of the issued share capital of Dankner Investments Ltd. .  On June 16, 2004, Delek Group Ltd. issued an immediate report to the Israel Securities Authority stating that Delek Real Estate Ltd. purchased 25% of the issued share capital of Dankner Investments Ltd. on June 15, 2004. This immediate report also stated that, with respect to the purchase of the remaining shares to arrive at the total 87.5% referred to above, so far the approval Cable and Satellite Broadcasting Council and the Ministry of Communications have been obtained.

               For additional information regarding the shareholders agreement, see “Item 7.  Major Shareholders and Related Party Transactions”.  The shares of Dankner Investments are publicly traded on the Tel Aviv Stock Exchange.  On February 5, 2004, the Council approved the change of means of control resulting from the sale of Matav shares to Delek by Dankner Investments.

               4D.     PROPERTY, PLANTS AND EQUIPMENT

               We own our telecommunications network infrastructure and related equipment.  Our network infrastructure covers covers 480,419 homes and is approximately 3,815 miles of underground cable.

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

               Our HeadEnd in Bat-Yam is situated on a 200 square meter property, which we lease under a lease agreement providing for a monthly rent of NIS 10,000. The lease is scheduled to expire in August 31, 2004.  We have an option to extend the lease for an additional period of one year.

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

               We also hold real property in Bat-Yam of 2,500 square meters, under a lease from the Israel Lands Authority which is scheduled to expire in 2038. In 1989, we paid approximately NIS 1.8 million for this lease, constituting the entire amount due under the lease, in advance, and approximately an additional NIS 1.28 million in order to extend the deadline under the lease for completion of a building on the property to January 1, 1997. In March 2004, the Israel Lands Authority notified us that its management agreed to extend our lease agreement for this property, subject to the payment of property value differentials amounting to approximately NIS 1.3 million, plus VAT.  This amount was based on the valuation of a land appraiser. In April 2004, we paid approximately NIS 988,000.  We have submitted an appeal on the valuation of the land appraiser, and we provided a bank guarantee in the amount of approximately NIS 320,000.  An agreement for the extension has not yet been signed.

               In Pardess Hanna, we lease a 1,009 square meter plot of land from the Israel Lands Authority.  Two structures which contain a HeadEnd for the Hadera license area are located on this property.

               In 1999, we purchased 1,927 square meters in a building near our headquarters in Netanya, for approximately NIS 8.4 million.  We use this property, among other things, for our Netanya Hadera cable operations and for our access to High Speed Internet over cable activities.

               In addition to the foregoing, we lease several other small properties totaling approximately 3,200 square meters throughout our operating areas, which we use for office space, storage, and microwave reception towers. Altogether with the leased properties described above, the aggregate monthly rental payments made by the Company are approximately $20,000.

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

               The financial statements have been prepared in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States.  U.S. generally accepted accounting principles (as restated, see Note 26 to the financial statements). The financial information in this section is presented in adjusted NIS, unless stated otherwise.

               We reported certain amounts in adjusted NIS which have been translated for convenience into US dollars using the representative exchange rate of the US dollar as published by the Bank of Israel on December 31, 2003 ($1.00 = NIS 4.379). Except where otherwise stated, amounts appearing in dollars have been translated from NIS at this exchange rate.

Critical Accounting Policies

               In order to improve understanding of the discussions below, it is important to obtain some degree of familiarity with our principal or significant accounting policies.  These policies are described in Note 2 to the Consolidated Financial Statements listed in Item 18.  We review our financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company.  As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2003.

               In preparing our financial statements in accordance with generally accepted accounting policies, our management must often make estimates and assumptions which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reporting period. These estimates and judgments are reviewed by management on an ongoing basis, and by our Audit Committee at the end of each quarter prior to the public release of our financial results.  Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates.  For any given individual estimate or assumption made by our management, there may be alternative estimates or assumptions which are also reasonable.  We consider our most significant accounting policies to be those relating to depreciation of fixed assets, allowance for doubtful accounts and contingent liabilities, which are discussed below:

Depreciation of fixed assets:

               Our fixed assets are depreciated by the straight-line method on the basis of their estimated useful life. A significant portion of our operating expenses results from depreciation of fixed assets. The vast majority of our fixed assets are composed of cable network, equipment in the broadcasting centers, studios and converters.  If rapid technological changes are to occur in our industry, the estimated useful life of some of our fixed assets could be shortened and consequently lead to an increase in annual depreciation costs and operating expenses.

Allowance for doubtful accounts:

               The allowance is principally determined for specific debts that are doubtful of collection, based on the age of the customer’s debt.  Our revenues are derived from a large number of subscribers in the license areas.  We perform ongoing credit evaluations of our subscribers for the purpose of determining the appropriate allowance for doubtful accounts, by taking into account variables such as past experience, age of the receivable balance, and current economic conditions that may affect a subscriber’s ability to pay. The use of different estimates or assumptions could produce different allowance balances. We fully provide for the balance of disconnected subscribers. If the financial condition in Israel was to deteriorate, resulting in an impairment of our subscriber’s ability to make monthly payments, additional allowance for doubtful accounts may be required. If we were to face stronger competition, we might experience a higher rate of disconnections and hence additional allowance for doubtful accounts may be required.

Contingent liabilities:

               We are party to certain legal actions as described in “Item 8A. Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings” and described in Note 15 in the financial statements.

               With regard to claims and petitions for certification of some of these actions as class actions, we believe, based on the opinion of our legal counsel, that since the claims and petitions for certification of them as class actions, and our response to the claims and petitions raise complex legal and factual questions which have not yet been resolved in Israeli case law and for which there are no precedents based on similar facts, we can not currently evaluate the likelihood of success of such claims, and therefore, no provision has been included in our financial statements in respect of such claims. With regard to other claims in which the proceedings are in early stages, the prospects of the claims cannot be estimated and no provision has been included in our financial statements in respect of such other claims. As to the remaining claims, we believe, based on the opinion of our legal counsel, that we have good defensive arguments against these claims, and therefore, no provision has been included in our financial statements in respect of such claims.

               As additional information becomes available, we will assess our potential liability related to our pending litigation and revise our estimates if needed. Such revisions of our estimates of our potential liability under legal claims could materially impact our results of operation and financial position.

New Accounting Standards in the United States

               In January 2003, the FASB issued Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN No. 46R”). The objective of FIN No. 46R is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46R also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46R apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after December 15, 2003.

               In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective beginning in our first quarter of fiscal year 2004. The adoption of SFAS No. 150 is not expected to have a significant impact on the Company’s results of operations or financial position.

               In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 had no material impact upon the Company’s financial position, cash flows or results of operations.

New Accounting Standards in Israel

               In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standard No. 12 to January 1, 2004.

               According to Accounting Standards No. 12 and No. 17, which deal with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for inflation in Israel beginning January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

               The effect of the adoption of Accounting Standard No. 12 is dependent on the inflation rate in Israel, on the composition of the Company’s assets and its sources of financing at that time.

5A.         OPERATING RESULTS

               We were formed in June 1987. We began building out our cable television network and offering cable television services on a trial basis in November 1989. In March 1990, we began providing full cable television services. Between 1990 and 2002, we operated pursuant to five exclusive franchises granted to us by the Ministry of Communications covering the following areas: Bat-Yam and Kiryat Shemona, Holon, Safed and the Golan Heights, Haifa, Hadera, and Netanya and the Sea of Galilee. During 2002, these franchises were replaced by two general non-exclusive Cable Broadcast Licenses, a Telecommunications Infrastructure License and a Broadcasting HeadEnd License.  The Telecommunications Infrastructure License was subsequently replaced and cancelled by the HOT Telecom Infrastructure License.  Under the terms of our previous franchises and current licenses, we pay the Ministry of Communications variable and fixed franchise/license royalties.  For the years ended December 31, 2001, 2002 and 2003, we recorded aggregate expenses for royalties to governmental authorities of NIS 21.9 million, NIS 20.6 million and NIS 17.8 million, respectively.

               As of December 31, 2003, we provided cable television services to 266,690 subscribers, representing approximately 26% of all cable television subscribers in Israel, and have achieved an average subscriber penetration rate of approximately 55.5% for all of our license areas.  For the years ended December 31, 2001, 2002 and 2003, we generated revenue of NIS 469.4 million, NIS 495.5 million and NIS 545.5 million, respectively. Our operating loss for the years ending December 31, 2001, 2002 and 2003, was NIS 129.9 million, NIS 98.7 million and NIS 7.8 million, respectively.

               Our net loss for the year ended December 31, 2001 was NIS 257.3 million. Our net income for the year ended December 31, 2002 was NIS 33.8 million. Our net loss for the year ended December 2003 was NIS 5.5 million. During the years 2001, 2002 and 2003 we achieved EBITDA (Earnings Before Interest Taxation Depreciation and Amortization) of NIS 0.3 million, NIS 56.7 million and NIS 147.0 million, respectively. The EBITDA excludes ‘other income or expenses’ and ‘equity in earnings (losses) of affiliates’.

               Through December 31, 2003, we invested approximately NIS 2,028.4 million ($463.2 million) in building out our cable television network and in other fixed assets within our license areas.  As of December 31, 2003, our cable television network extended 3,815 miles and covered approximately 480,000 homes, or approximately 94% of the households in the areas in which we operate.

               With our transition to digital cable television services, we increased our revenues, but also increased our expenses by investments in digital set–top boxes, program content purchasing and providing other services to our subscribers. Each digital set-up box costs us between approximately $130 to $200. Due to marketing considerations, we do not charge the customer the full cost of the digital set-up box, and we subsidize this cost.  As of May 31, 2004, we have already purchased approximately 228,000 digital set top boxes, including 6,000 one-way only set-top boxes. As of May 31, 2004, approximately 60% of our subscribers were equipped with digital set-top boxes.

               In 2000 and part of 2001, we provided dial-up Internet services and Internet content under the brand name “Nonstop”. We ceased these activities during 2001.  In April 2002, we commenced providing access to High Speed Internet over cable services.  As of December 31, 2003, we had 57,357 access to High Speed Internet subscribers.

Revenues

               We derive a substantial amount of our revenue from a monthly subscriber fee of NIS 170.9 – 176.5 (including VAT) for providing the analog and the digital Basic Packages of cable television services.  We also charge our subscribers a one-time deposit of NIS 99 (including VAT), for the regular analog set-top box (for those subscribers without cable-ready televisions), or NIS 199 (including VAT), for the addressable analog set-top box.  With respect to digital set-top boxes, we collect a one-time deposit of NIS 399 (including VAT). We partially refund these deposits when the set-top boxes are returned.  The refund amount, linked to the Israeli consumer price index, is reduced to reflect depreciation of 10% of the value of the set-top box to us for each year or each partial year (until September 2003 the refund amount was reduced to reflect a depreciation of 10% of the deposits for each year or each partial year), commencing from the date of installation of the set-top box and until the earlier of the date we cease to provide services to such subscriber, or until the removal of a set-top box. Such depreciation is included in our revenue, exclusive of VAT.  Instead of paying the deposits referred to above, our subscribers may elect to lease the set-top box for a monthly fee that ranges between NIS 10 and NIS 15 including VAT, but in any event, not more than the value of the set-top box.  Additional revenues are derived from our tiering services, Pay-Per-View services, interactive services, access to High Speed Internet over cable services and other services.

               Our revenue per subscriber, penetration rate and churn rate may vary in the future from historical levels depending upon numerous factors, which are mostly beyond our control. These factors include amongst others, the nature of our future cable television and telecommunications services, the development of competition for revenue per subscriber and the success of our marketing strategies as well as market acceptance of our services by subscribers.

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

               We recognize that managing subscriber churn is an important factor in maximizing revenue and cash flow. In order to control churn caused by subscribers voluntarily terminating our services, we attempt to ensure that our services are of high quality and are competitive. We use our advanced information technology systems as a tool to understand, monitor and control voluntary churn. We have a retention team within our customer services group that makes follow-up phone calls to subscribers who call us with complaints or problems in order to resolve any problems and to retain the subscribers. We also host exclusive subscriber events, such as shows and parties for subscribers, in order to encourage subscriber loyalty.  For the year ended December 31, 2003, our churn rate for our operating areas averaged approximately 23%.

Results of Operations

The following table sets forth certain items from our results of operations for the periods indicated:

In adjusted NIS (in millions)	Years ended December 31,

	2001	2002	2003

Revenues	469.4	495.5	545.5
Operating expenses	484.2	507.4	466.7

Gross profit (loss)	(14.8)	(11.9)	78.8
Selling and marketing expenses	58.0	40.7	44.0
General and administrative expenses	57.1	46.1	42.6

Operating loss	(129.9)	(98.7)	(7.8)

Financial expenses, net	52.1	48.1	84.0

Loss after financial expenses	(182.0)	(146.8)	(91.8)
Other income, net	3.1	278.6	81.0

Income (loss) before taxes on income	(178.9)	131.8	(10.8)

Taxes on income	(0.4)	108.9	35.6

Income (loss) from operations of the Company and its subsidiaries	(178.5)	22.9	(46.4)
Equity in earnings (losses) of affiliated companies, net	(78.8)	10.9	40.9

Net income (loss)	(257.3)	33.8	(5.5)

EBITDA	0.3	56.7	147.0

Comparison of Years Ended December 31, 2001, 2002 and 2003

Operating results according to business segments

               The following table sets forth our consolidated statement of operation according to our various business segments:

In adjusted NIS (in millions)	2001		2002		2003

	Cable TV	Internet	Cable TV	Internet	Cable TV	Internet

Revenues	463.8	5.6	486.4	9.1	511.1	34.4
Operating expenses	461.6	22.6	494.7	12.7	449.3	17.4

Gross profit (loss)	2.2	(17.0)	(8.3)	(3.6)	61.8	17.0
Selling and marketing expenses	55.1	2.9	37.5	3.2	38.3	5.7
General and administrative expenses	52.0	5.1	45.1	1.0	41.7	0.9

Operating (loss) profit	(104.9)	(25.0)	(90.9)	(7.8)	(18.2)	10.4

Financial expenses, net	49.2	2.9	48.1	---	84.0	---

Income (loss) after financial expenses	(154.1)	(27.9)	(139.0)	(7.8)	(102.2)	10.4
Other income, net	1.5	1.6	278.6	---	81.0	---

Income (loss) before taxes on income	(152.6)	(26.3)	139.6	(7.8)	(21.2)	10.4

Taxes on income	(0.4)	---	108.9	---	35.6	---

Income (loss) from operations of the Company and its subsidiaries	(152.2)	(26.3)	30.7	(7.8)	(56.8)	10.4
Equity in earnings (losses) of affiliated companies, net	(78.8)	---	10.9	---	40.9	---

Net income (loss)	(231.0)	(26.3)	41.6	(7.8)	(15.9)	10.4

EBITDA	19.4	(19.1)	58.5	(1.8)	129.8	17.2

Revenues

	Years ended December 31,
	2001	2002	2003
				% Change 2001 vs. 2002	% Change 2002 vs. 2003
	in adjusted NIS in millions

Cable TV	463.8	486.4	511.1	4.9	5.1
Internet	5.6	9.1	34.4	62.5	278.0

Total revenues	469.4	495.5	545.5	5.6	10.1

Of our total revenues, approximately 93.7% can be attributed to cable TV activities in 2003, in comparison to 98.2% in 2002 and 98.8% in 2001. Our revenue from cable TV activities increased by NIS 24.7 million in 2003 and NIS 22.6 million in 2002.  Our revenue from cable TV activities is derived from monthly subscription fees, Pay-Per-View services, interactive services, depreciation of subscribers’ deposits for set-top boxes, installation fees, payments from the Shopping Channel and other minor sources.

Here is the distribution of our subscribers for the periods covered:

	2001	2002	2003	% Change 2001 vs. 2002	% Change 2002 vs. 2003

Average of total number of subscribers for cable TV services	297,112	281,241	270,592	(5.3)	(3.8)
Average of total digital subscribers	56,373	137,811	151,266	144.5	9.8
Average of total access to High Speed Internet services subscribers	NA	10,395	39,440	NA	279.4

The increase in revenue from cable TV services despite a decline in subscriber number, is mainly due to an increase in the rate of digital subscribers out of total subscribers from 49.0% in 2002 up to 55.6% in 2003, and also due to an increase in subscription fees.  The increased total revenues in 2002, despite a decrease in total subscribers, are attributed to higher sales of tiering and high-speed Internet services.

Our revenues from High Speed Internet services are derived mainly from monthly subscription fees, and increased by NIS 25.3 million in 2003, compared by an increase of NIS 3.5 million in 2002. The sharp increase in revenue from High Speed Internet services is due to an increase in subscriber number. We anticipate that in spite of our continuing marketing efforts to increase our subscribers base for High Speed Internet services, subscription fees might be eroded as a result of the intensive competition in this field.

Operating expenses

	Years ended December 31,
	2001	2002	2003
				% Change 2001 vs. 2002	% Change 2002 vs. 2003
	in adjusted NIS in millions

Cable TV	461.6	494.7	449.3	7.2	(9.2)
Access to High Speed Internet	22.6	12.7	17.4	(43.8)	37.0

Total operating expenses	484.2	507.4	466.7	4.8	(8.0)

Of our total operating expenses, approximately 96.3% can be attributed to cable TV only activities in 2003, in comparison to 97.5% in 2002 and 95.3% in 2001.  As a percentage of revenue from cable TV only activities, operating expenses from cable TV only activities increased from 99.5% in 2001 to 101.7% in 2002, and decreased to 87.9% in 2003.

The decrease in operating expenses (excluding depreciation and amortization) in 2003 is derived mainly from a decrease in programming costs.  The increase in operating expenses in 2002 is mainly derived from an increase in programming costs and depreciation costs due to our investments in infrastructure and digital set-top boxes.

Cable TV operating expenses are comprised of:

	Years ended December 31,
	2001	2002	2003
				% Change 2001 vs. 2002	% Change 2002 vs. 2003
	in adjusted NIS in millions

Cable TV programming expenses	224.0	242.8	194.4	8.4	(19.9)
Depreciation and amortization of fixed assets	136.4	156.0	153.7	14.4	(1.5)
Other operating expenses from Cable TV activities	101.2	95.9	101.2	(5.2)	5.5
Total	461.6	494.7	449.3	7.2	(9.2)

As a percentage of total revenue from cable TV activities our cable television programming expenses decreased from 49.9% of our total revenue in 2002, to 38.0% in 2003. The decrease in programming expenses in 2003 reflects lower costs for most of the channels in spite an increase in tiering services, which generates additional expenses as a result of additional purchase of content.

Our cable television programming expenses increased from 48.3% of our total revenue from cable TV activities in 2001, to 49.9% in 2002. The increase in programming expenses in 2002 reflects an increase in tiering services, which generates additional expenses as a result of additional purchase of content.

Since all of our programming expenses are either paid in US dollars or linked to US dollars, any substantial devaluation of the shekel against the US dollar will increase the shekel cost of our US dollar denominated expenses.  There is no assurance that programming expenses will continue to decrease.

The decrease in depreciation and amortization of fixed assets in 2003 reflects a lower level  of investment in infrastructure and digital set-top boxes and the fact that parts of our fixed assets are terminating their accounting life.  The increase in depreciation and amortization of fixed assets in 2002 reflects the continuation of investment in infrastructure and digital set-top boxes.

The increase in other operating expenses in 2003 is primarily due to an increase in maintenance costs mainly those which related to digital set-top-boxes.  The decrease in other operating expenses in 2002 is primarily due to a decrease in employee salaries.

Selling and marketing expenses

	Years ended December 31,
	2001	2002	2003
				% Change 2001 vs. 2002	% Change 2002 vs. 2003
	in adjusted NIS in millions

Cable TV	55.1	37.5	38.3	(31.9)	2.0
Access to High Speed Internet	2.9	3.2	5.7	10.3	78.1

Total selling and marketing expenses	58.0	40.7	44.0	(29.8)	8.1

Of the total selling and marketing expenses, approximately 87% can be attributed to cable TV only activities in 2003, in comparison to 92.1% in 2002, and 95% in 2001.

As a percentage of total revenue from cable TV only activities, our selling and marketing expenses for cable TV activities decreased from 11.9% in 2001 to 7.7% in 2002, and  7.5% in 2003. The decrease in selling and marketing expenses in 2002 compared to 2001 is mainly due to lower marketing expenses due to a joint advertising campaign of the three Israeli cable television operators.  The increase in selling and marketing expenses in 2003 compared to 2002 is mainly due to our increased advertising expenditures in the fourth quarter of 2003 in connection with the launch of the “HOT” brand name.

General and administrative expenses

	Years ended December 31,
	2001	2002	2003
				% Change 2001 vs. 2002	% Change 2002 vs. 2003
	in adjusted NIS in millions

Cable TV	52.0	45.1	41.7	(13.3)	(7.5)
Access to High Speed Internet	5.1	1.0	0.9	(80.0)	(10.0)

Total general and administrative expenses	57.1	46.1	42.6	(19.3)	(7.6)

Of the total general and administrative expenses, approximately 97.9% can be attributed to cable TV only activities in 2003, in comparison to 97.8% in 2002, and 91.1% in 2001.

As a percentage of total revenue from cable TV activities, our general and administrative expenses from cable activities decreased from 11.2% in 2001 to 9.3 % in 2002, and 8.2% in 2003.  Please see Note 19b, of the financial statements for more details regarding our general and administrative expenses.  Our payroll and related expenses decreased significantly in 2003 compared to 2002 due to a one-time reduction which is likely not to apply, in whole or in part, in 2004.  In 2004, we expect our general and administrative expenses to increase to approximately the amount we recorded in 2002.

Operating income (loss) and total EBITDA

	Years ended December 31,
	2001	2002	2003
				% Change 2001 vs. 2002	% Change 2002 vs. 2003
	in adjusted NIS in millions

Cable TV	(104.9)	(90.9)	(18.2)	(13.3)	(79.9)
Access to High Speed Internet	(25.0)	(7.8)	10.4	(68.8)	*
Total operating profit (loss)	(129.9)	(98.7)	(7.8)	(24.1)	(92)
EBITDA from Cable TV	19.4	58.5	129.8	201.5	121.9
Total EBITDA	0.3	56.7	147.0	*	159.3

*Percentages not provided where negative number became a positive number, or where resulting calculation is in thousands of percentage points due to inability to provide a meaningful mathematical number.

EBITDA from cable TV only activities represented 25.4% of our total revenue in 2003 as compared to 12.0% of our total revenue in 2002, and 4.2% of our total revenue in 2001.

Total EBITDA is comprised of the following:

In adjusted NIS in millions	Years ended December 31,
	2001	2002	2003

Total operating profit (loss)	(129.9)	(98.7)	(7.8)
Depreciation and amortization, including income from amortization of set-top boxes deposits	130.2	155.4	154.8
Total EBITDA	0.3	56.7	147.0

Net financial expenses

	Years ended December 31,
	2001	2002	2003
				% Change 2001 vs. 2002	%Change 2002 vs. 2003
	In adjusted NIS in millions

Total net financial expenses	52.1	48.1	84.0	(7.7)	74.6

Net financial expenses include interest on our borrowings in Israel and linkage payments related to the fluctuations in the Israeli inflation rate (with respect to our borrowings in shekels) and the US dollar exchange rate (with respect to our borrowings in US dollars).  Accordingly, our net financial expenses are affected by the level of our borrowings, from time to time, by changes in the interest rates announced by the Governor of the Bank of Israel and as determined by our creditors, and by changes in the Israeli inflation rate and the exchange rate of the US dollar against the shekel.  The increase in our net financial expenses in 2003 compared to 2002, despite a reduction in our bank credit, is principally attributable to fluctuations in the rate of inflation from +6.5% in 2002 to –1.9% in 2003.  The reduction in the rate of inflation in 2003 caused an increase in the real interest on unlinked NIS credit which is a principal component of our credit portfolio.  In addition, our net financial expenses increased in 2003 as the result of losses derived from exchange rate hedging transactions we performed.

Other income.  This item includes non-recurring sources of income (expenses) or other income (expenses) not derived from our ordinary operations.  Other income is primarily derived from the sale of 13,778,668 shares in Partner in April 2002, approximately 50% of our holdings at such time, and 3,826,169 shares in Partner in November 2003.  See “Item 4B. Information on the Company – Business Overview – Cellular Telecommunication Services” and Note 19d in our financial statements.

Taxes on income.  Costs related to taxes on income decreased by NIS 73.3 million, or 67.3%  from NIS 108.9 million in 2002 to NIS 35.6 million in 2003. Costs related to taxes on income increased by NIS 109.3 million, from NIS  -0.4  million in 2001 to NIS 108.9 million in 2002. These increases are primarily due to a capital gain derived from our sale of shares in Partner described above.  For more information regarding our taxes on income, please see Note 17 in our financial statements.  See the discussion regarding our sales of shares in Partner in “Item 5B. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

Equity in earnings of affiliated companies, net.  Our share in the earnings of affiliated companies increased by NIS 30.0 million, from NIS 10.9 million in 2002 to NIS 40.9 million in 2003.  Our share in the earnings of affiliated companies increased by NIS 89.7 million, from losses of NIS 78.8 million in 2001 to earnings of NIS 10.9 million in 2002, mainly due to Partner’s gains in 2002, as opposed to its losses in 2001.

During 2003, our management revised its plans as to the nature of the investment in the shares of Partner from an investment whose realization in the foreseeable future is unlikely to an investment whose realization in may be in the foreseeable future.  The revision of the plans of our management, as aforesaid, included the sale of holdings in Partner’s unrestricted shares during November 2003.

In view of the change in our management’s plans as to the nature of the investment in the shares of Partner, as aforesaid, and in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, in the year ended December 31, 2003, we recorded a deferred tax liability of approximately adjusted NIS 22 million for the difference between the cost of the investment in shares for tax purposes and their book value as presented in the financial statements as of December 31, 2003.  This expense was presented at the profit and loss accounts as an offset from our share in earnings of affiliates.   Please see Note 5b of the financial statements for a further discussion regarding our investment in Partner.

 5B.         LIQUIDITY AND CAPITAL RESOURCES

               We have financed our operations through cash we generated from our operations, equity contributions and loans from our principal shareholders, loans and credit lines from banks and others, sale of financial assets (including 4.45% of our shares that were held by Cable Systems Media Haifa-Hadera Ltd., a wholly owned subsidiary of ours, for aggregate consideration of approximately NIS 40.1 million), and from the public offerings, in Israel of our ordinary shares on the Tel Aviv Stock Exchange in October 1993 and of debentures and warrants in August 1997, and in the United States of our American Depository Shares in June 1996.  For details regarding the terms of the debentures, including outstanding amounts, please see Note 14 of our financial statements.

               In April 2002, we sold 13,778,668 shares of Partner Communications Company Ltd., or Partner, to a subsidiary of Hutchison Whampoa Ltd., representing approximately 50% of our holdings in Partner.  The gross consideration we received was approximately $62.4 million. In November 2003 we sold 3,826,169 shares of Partner.  The gross consideration we received was approximately $25.5 million. The gain received for the sales of our shares in Partner is subject to income tax. We have paid approximately NIS 70 million as an advance payment on account of this income tax.  See Note 17 of our financial statements.  We currently own indirectly, approximately 5.3% of the outstanding share capital of Partner. All of our shares in Partner are pledged to banks under pledges unlimited in sum to cover Partner’s liabilities in respect of its loans from the banks.

               We received net capital contributions from our principal shareholders in the amount of approximately NIS 36.3 million prior to December 31, 1995. In addition, such shareholders have, from time to time, made loans available to us, although as of December 31, 1997 we had no outstanding balances due to such shareholders. We do not anticipate that equity contributions and loans from our principal shareholders will be a source of capital in the foreseeable future.

               During the past several years, we made use of external funds to finance our operating activities, capital expenditures associated with building-out our network and investments in associated companies. We have relied on internal cash flows, equity investments and loans from our principal shareholders, together with loans from banks and the proceeds from the issuance of our ordinary shares, American Depository Shares, debentures and warrants, and credit arrangements with suppliers to provide us with the necessary funding for building-out of our cable television network operating and investing activities. Our net capital expenditures, as determined on a cash basis, were NIS 253.3 million for the year ended December 31, 2001, NIS 77.3 million for the year ended December 31, 2002, and NIS 56.6 million for the year ended December 31, 2003.  This decrease in our capital expenditures is due to large projects relating to infrastructure (such as upgrading the network and the digital infrastructure), which required intensive capital expenditures that were completed in 2001.  Our investments in affiliated and other companies (on cash basis, net) were approximately NIS 3.5 million for the year ended December 2001. We did not invest in affiliated or other companies in 2002 or 2003. See Note 5 in our financial statements.

               In  2002, we sold in private transactions in Israel an aggregate amount of 26,651 of our ordinary shares held by our subsidiary Cable Systems Media Haifa-Hadera Ltd., in consideration for an aggregate gross amount of approximately NIS 1.0 million. In 2003, we sold the remaining 1,343,497 of our ordinary shares held by Cable Systems Media Haifa-Hadera Ltd. in private transactions in Israel, in consideration for an aggregate amount of approximately NIS 39.1 million.

               As of December 31, 2003, our investments in Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., or Barak, totaled NIS 16.2 million. In 2002, we wrote-off approximately NIS 8.8 million of our investment in Barak, based on, among other things, a company valuation of Barak. We may be required to make additional capital contributions in proportion to our relative holdings in Barak in the foreseeable future because Barak may not have readily available financing resources, including from its shareholders. We provided a guarantee on behalf of Barak to a bank in the amount of $200,000.  In addition, according to Barak’s financial statements for the first quarter of 2004, as of March 31, 2004, Barak had a capital deficiency in the amount of NIS 563 million and a working capital deficit in the amount of NIS 200 million.  If Barak is unable to reach agreement with its banks and other major creditors regarding the restructuring of its debt, or is unable to raise other financing, it might not be able to continue as a going concern, and as a result, we may be required to write-off a substantial portion of our investment in Barak.  In addition, if Barak will raise equity financing in the future, and we will elect not to participate in such financing, our shareholding in Barak could be substantially diluted.

               We hold approximately 26.6% of the outstanding shares of HOT Vision Ltd. The results of HOT Vision were recorded based on the equity method until December 31, 2003.  On December 31, 2003, the accounts of HOT Vision were consolidated for the first time by the proportionate consolidation method on the basis of our proportionate share in the issued share capital of HOT Vision. We provided an unlimited guarantee to Bank Leumi L’Israel B.M., or Bank Leumi, for purposes of securing up to 24.6% of the credit the Bank Leumi will provide to HOT Vision.  The board of directors of HOT Vision determined that the line of credit of HOT Vision from Bank Leumi would be limited to approximately US$35 million, unless otherwise determined.  As of December 31, 2003, we guaranteed to Bank Leumi US$4.6 million on this line of credit.

               In addition, we provided a guarantee in an amount of up to US$16 million to Bank Hapoalim B.M., or Bank Hapoalim, to secure approximately 25% of the credit provided by Bank Hapoalim to HOT Vision, and upon the fulfillment of certain conditions, up to 44% of the total credit.  As of December 31, 2003, we guaranteed to Bank Hapoalim between US$4.3 million to US$7.0 million.  In January 2003, Bank Hapoalim requested to exercise the guarantee, however, to date, no additional request was made.  See Note 15c to the financial statements.

               Since March 26, 2002, Bank Leumi, Bank Igud, Bank Mizrachi, Israel Mercantile Discount Bank and Investec Trust Company have floating charges over all of our current and future assets, and specific fixed charges for an unlimited sum over our unpaid share capital and goodwill. According to the charge documents, any exercise of the charges shall be subject to the restrictions contained in our licenses, including the right of the licensee to use its assets to continue to supply services to its subscribers for so long as such license is valid.  Furthermore, any terminal equipment situated in the subscribers’ premises is exempted from the application of the charge. The provisions of the Telecommunications Law prohibit the grant of a charge over our licenses.

               As of December 31, 2003, our borrowings consist of short and long-term loans from Israeli banks and other sources and debentures issued to the public, part of which are linked to the Israeli consumer price index or the US dollar. Below is a tabular summary of our outstanding indebtedness:

In adjusted NIS in millions	Total	Up to one year	Two to three years	Four to five years

Short-term bank credit (1)	389.7	389.7	0	0
Debentures (Series A) (2)	99.8	33.7	66.1	0
Long-term bank loans and other (3)	173.1	45.7	55.0	72.4
Total	662.6	469.1	121.1	72.4

               (1) In NIS (not linked to the Israeli consumer price index), and as of December 31, 2003, bears average annual interest of approximately 7%.

               (2) Linked to the Israeli consumer price index, and bears annual interest of 3.7%.  See Note 14 of our financial statements for the terms of these debentures.

               (3)  In NIS (linked to the Israeli consumer price index and to the US dollar), and bears annual interest at rates ranging from 5.5% to 6.2%, or in US dollars and bearing average annual interest of LIBOR + 1.7%.

               We commenced negotiations regarding an increase of our present credit lines with our banks, in order to have, together with our internal cash flow, sufficient funds to finance the investment in the continued build-out, development acquisition of additional digital set-top boxes and upgrade of our cable television network.  In the framework of our negotiation with the banks regarding the extension of our credit lines, we agreed to enhance the security granted to the banks as collateral for our credit lines by granting a floating charge in their favor, subject to the terms of our licenses.  These negotiations were ceased due to the proceedings in connection with the proposed merger of the Israeli cable television operators, however may be recommenced depending on the progress of the merger or should the merger proceedings cease to continue.  Thereafter, these negotiations were recommenced.  Subsequently, as the result of the proposed Partner and Tevel transactions, we ceased the negotiations with the banks regarding our credit lines.  For more details regarding the proposed Partner transaction, please see “Item 7B. Major Shareholders and Related Party Transactions – Related Party Transactions”. For more details regarding the proposed Tevel transaction, please see “Item 4B. Business Overview – Agreement for a Merger of the Cable Television Operators”.  Should we recommence such negotiations, there is no assurance that that we shall reach an agreement with the banks and receive such increased credit lines.

               In the event that we shall increase our present credit lines, we expect that the amount and cost of the additional bank credit as well as the security we will be obligated to make available to the banks will be influenced by many factors, including: the absence of private and public markets in debt and equity, our financial results, the effect of competition and regulatory uncertainty.  Therefore, we cannot assure you that the additional financing, if any, will be on the same terms as our current financing from the banks, or on terms which are favorable to us or which are not significantly expensive.

               Under our credit agreements with the banks that finance our operations, we are subject to conditions and limitations on our business activities, including limitations on our ability to obtain additional credit, sell or purchase assets and distribute dividends.  One of our credit agreements with a bank in Israel includes certain covenants according to which, until the date of consummation of the merger of the three Israeli cable television operators, we are required to maintain certain financial ratios, such as, with respect to our level of equity, total financial credit, operational costs and financing expenses.  We are also required to maintain a certain number of subscribers.  If we fail to fulfill any of our covenants we could be deemed to be in breach of our loan agreements with the bank.  In such event, the bank will be entitled to demand immediate payment of all amounts owing to it under the line of credit, loans, banking services and any other obligation we have to such bank.  The balance of credit taken from this bank as of December 31, 2003 was approximately NIS 39 million.  We are not currently in breach of any of our covenants to this bank.

               Cash Flow (Cable TV and Internet activities together)

               Below is a condensed presentation of certain aspects of our cash flow during 2002 and 2003.  For our full cash flow statements please see the financial statements attached at “Item 18. Financial Statements”.

	Years ended December 31,
	2002	2003

	in adjusted NIS in millions

Net cash provided by (used in) operating activities	(89.4)	96.0
Net cash provided by investing activities	228.4	60.4
Net cash used in finance activities	(131.9)	(126.1)
Increase in cash and cash equivalents	7.1	30.3
Cash and cash equivalents at beginning of year	0.5	7.6
Cash and cash equivalents at end of year	7.6	37.9

               The increase in net cash from our operating activities in 2003 compared to 2002 derives from an increase in our revenues and a decrease in our operating expenses (primarily costs of programming), and this is despite an increase in our net financing costs.

               Cash derived from investment activities in 2003 in the amount of approximately NIS 60.4 million is primarily derived from the proceeds of the sale of a portion of our shares in Partner in the amount of NIS 114.4 million, which was set off by investments in fixed assets in the amount of NIS 56.6 million, compared to cash from investment activities in 2002, primarily derived from the proceeds of the sale of a portion of our shares in Partner in the amount of approximately NIS 305.1 million, which were set off against investments in fixed assets in the amount of approximately NIS 77.3 million.

               Net cash used in finance activities in 2003 is comprised of NIS 131.5 million net used for repayment of bank loans and NIS 33.7 million used for payments on our debentures, and NIS 39.1 million provided by sales of our shares held by a subsidiary.  Net cash provided by or used in finance activities in 2002 is comprised of NIS 99.2 million net used for repayment of bank loans and NIS 33.6 million used for payments on our debentures, and NIS 1.0 million provided by sales of our shares held by a subsidiary.

               We paid a dividend on January 26, 2000 of approximately NIS 222.0 million. We did not pay a dividend in 2001, 2002 or 2003.  We have not adopted any dividend distribution policy, and we cannot assure you that we would pay additional dividends in the future.

               Our management believes that our cash and cash equivalents reserve, as well as cash flow from our operations and available credit lines, will be sufficient to meet our anticipated cash needs for a period of at least twelve months commencing on December 31, 2003.

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

               Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2003, a substantial amount of our operating expenses were linked to non-shekel currencies.  These expenses related mainly to programming where the price paid by us is based on the US dollar.  Some of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars.  Thus, any devaluation of the shekel against the US dollar, will also increase the shekel cost of our non-shekel denominated or linked expenses.  Such increase may have an adverse impact upon our operating results, which may be material. Our borrowings are mostly in Israeli shekels with the remainder in US dollars.

Differences Between Israeli GAAP and U.S. GAAP

               Israeli GAAP varies in certain respects from U.S. GAAP.  The application of U.S. GAAP to our financial statements would have affected the determination of net loss, determination of capital deficiency, comprehensive income, investment in affiliates and marketable securities available for sale, debentures and deferred taxes as of December 31, 2003 to the extent summarized in Note 26 to the financial statements.

5C.         RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

5D.         TREND INFORMATION

               1.          During 2003, our number of cable television subscribers declined, due in part to increased competition from YES, the Israeli satellite television broadcaster.  However, during the same period, our number of access to High Speed Internet subscribers increased.  This trend has  continued in 2004 so far.

               2.          During 2003, our total revenues and monthly average revenues per subscriber increased.  This trend has continued in 2004. We do not know if this trend will continue at the same rate, if at all.

               3.          In recent years our results, such as gross profits, profit from operations and EBITDA, have improved.  We do not know if our results will continue to improve at the same rate, if at all.

               4.          In 2000 and 2001 we made significant capital expenditures to upgrade our network. In 2002 and 2003, we significantly reduced our capital expenditures.  We expect that our capital expenditures will increase in 2004 as the result of our provision of telephony and other new services.  Such increased capital expenditures will affect our operating results, cash flow and liquidity.

               For more information about other factors that may affect our results of operations, see “Item 3D. Key Information — Risk Factors.”

5E.         OFF-BALANCE SHEET ARRANGEMENTS

               We hold approximately 26.6% of the outstanding shares of HOT Vision Ltd. The results of HOT Vision were recorded based on the equity method until December 31, 2003. We provided an unlimited guarantee to Bank Leumi L’Israel B.M., or Bank Leumi, for purposes of securing up to 24.6% of the credit the Bank Leumi will provide to HOT Vision.  The board of directors of HOT Vision determined that the line of credit of HOT Vision from Bank Leumi would be limited to approximately US$35 million, unless otherwise determined.  As of December 31, 2003, we guaranteed to Bank Leumi US$4.6 million on this line of credit.

               In addition, we provided a guarantee in an amount of up to US$16 million to Bank Hapoalim B.M., or Bank Hapoalim, to secure approximately 25% of the credit provided by Bank Hapoalim to HOT Vision, and upon the fulfillment of certain conditions, up to 44% of the total credit.  As of December 31, 2003, we guaranteed to Bank Hapoalim between US$4.3 million to US$7.0 million.  In January 2003, Bank Hapoalim requested to exercise the guarantee, however, to date, no additional request was made.  All of our shares in Partner are pledged to banks under pledges unlimited in sum to cover Partner’s liabilities in respect of its loans from the banks.

               We also provided a guarantee on behalf of Barak to a bank in the amount of $200,000.

5F.         TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth, as of December 31, 2003, our known contractual obligations by type of obligation and for the periods indicated:

	Payment due by period

In thousands of NIS adjusted as of December 31, 2003	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (banks and others)	173,076	45,673	55,015	72,388	--

Operating lease obligations	8,753	3,910	4,843	--	--

Debentures	99,846	33,701	66,145	--	--

Total	281,675	83,284	126,003	72,388	--

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.         DIRECTORS AND SENIOR MANAGEMENT

Directors

Set forth below is certain information about our officers and directors as of June 15, 2004.

Directors

Name	Age	Position

Shmuel Dankner	73	Chairman of the Board of Directors
Shimon Cheifetz (1)	61	Director
Dr. David Dankner	76	Director
Dor Dankner (1)	43	Director
Leah Dankner	78	Director
Alon Dankner	53	Director
Dr. Zvi Dinstein (2)	77	Director
Hananya Gibstein	70	Director
Yair Keusch (2) (3)	64	Director
Yeshayahu Drori (2) (3)	66	Director
Zvi Mor	55	Director
Joseph Bartfeld	52	Director
Meir Srebernik	45	Director
Yehuda Gill	76	Director
Yehoshua Gibstein (1)	44	Alternate Director

Officers

Name	Age	Position

Amit Levin	41	Chief Executive Officer
Ori Gur Arieh	47	Counsel and Company Secretary
Shalom Bronstein	55	Chief Financial Officer
Genia Raichel-Gil	51	Vice President, Customer Service
Meidad Katz	41	Vice President, Engineering
Shlomi Ashkenazi	38	Vice President, Sales, Marketing and Operational Areas
Ron Sharon	48	Vice President, Information Systems

(1)	Member of the Finance Committee.
(2)	Member of the Audit Committee.
(3)	Independent Director.

Shmuel Dankner has been the chairman of our board of directors since 1988. Mr. Dankner is the chairman of the board of directors of Dankner Investments Ltd., and serves as a director of various companies, including Dor Chemicals Ltd., Israel Salt Company Ltd., Israel Salt Company (Eilat) 1976 Ltd., Dankner Holdings Ltd., Dankner Assets Haifa (1996) Ltd., Dankner Communications Ltd., Dankner Transportation Ltd., Carmel Resins Ltd., Carmel Chemicals Ltd., H.K. Trade Ltd., Conlog Control Ltd., Alex Control Systems Ltd., Israel Salt Industries Ltd., Kirkwood Enterprises Inc., Alcar-Electric Productions Ltd., G.D. Chemicals Ltd., Cable Systems Media Haifa-Hadera Ltd., Matav Investments Ltd., Partner Communications Company Ltd., Matav Infrastructure Ltd., Dor Chembat Ltd., Elran (D.D.) Investments Ltd., Elran (D.D.) Holdings Ltd. and Shamdar Holdings Ltd.  Mr. Dankner is the brother of Leah Dankner and David Dankner, the father of Dor Dankner, and the uncle of Alon Dankner and Orli Mor, wife of Zvi Mor. In April 2004, Mr. Dankner and Dor-Alon Gas Technologies Ltd. (formerly known as Dor Gas Ltd.), together with others, were indicted by the representative of the Attorney General on behalf of the Israeli Restrictive Business Practices Authority in connection with an alleged unlawful restrictive arrangement for the supply of gas to industries and household consumers during the years 1994 through 1997.  Mr. Dankner is not charged with having been a party to the restrictive arrangement, but he was among the parties named in the indictment due to the fact that he served as a director of Dor-Alon Gas Technologies Ltd. during the period in question, and the indictment alleges that he knew or should have known of the restrictive arrangement during the period in question, or at least for part of it. The indictment alleges that certain of the defendants unlawfully divided the gas supply market among themselves and others.  Mr. Dankner has not yet submitted his answer to the indictment.  If convicted, Mr. Dankner could face criminal penalties including imprisonment and fines. As a result, Mr. Dankner might be precluded by a court from serving as a director of any public company, including ours. Mr. Dankner is no longer a director of Dor-Alon Gas Technologies Ltd. The action described above concerns matters that are not related to Matav.

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

Dr. David Dankner has been a director of Matav since July 26, 1999. Dr. David Dankner has been serving as the Chief Executive Officer of Carmel Chemicals Ltd. since 1966. Dr. David Dankner also serves as a director of various companies, including: Dankner Constructions and Development Ltd., Dor Chemicals Ltd., Carmel Resins Ltd., Carmel Chemicals Ltd., Israel Salt Industries Ltd., Israel Salt Company (Eilat) 1976 Ltd., Israel Salt Company Ltd., Alcar-Electric Productions Ltd., G.D. Chemicals Ltd., H.K. Trade Ltd., Conlog Control Ltd., Alex Control Systems Ltd., Salit Salts Ltd., Limor Development Ltd., Unigad Ltd., Dankner Assets Haifa (1996) Ltd., Dor Chembat Ltd., Salt Productions Ltd., Chutzot Hayotzer Ltd., Kastra  Ltd., D.G.D Haifa Ltd., Matav Investments Ltd., and Cable Systems Media Haifa-Hadera Ltd. Dr. David Dankner is the brother of Shmuel Dankner and Leah Dankner, and the uncle of Alon Dankner, Dor Dankner and Orli Mor (wife of Zvi Mor).

Dor Dankner has been a director of Matav since July 26, 1999. Mr. Dor Dankner also serves as a director in various companies, including: Cable Systems Media Haifa - Hadera Ltd., Matav Assets Ltd., Matav Investments Ltd., Dankner Investments Ltd., Israel Salt Industries Ltd., Partner Communications Company Ltd., Dankner (D.D.) Infrastructures Ltd.,  Elran (D.D.) Management & Holdings Ltd., Elran (D.D.) Investments Ltd. (as chairman of the board of directors), Elran (D.D.) Holdings Ltd., Elran (D.D.) Technologies Ltd., Elran – Gmul Power Stations Ltd., Shachaf Dan Investments Ltd., Dankner Communications Ltd., Carmel Assets Ltd., D.Retail (Dankner Corporation) Ltd. and Avirad Holdings (1998) Ltd,   In addition, Mr. Dor Dankner serves as Chief Executive Officer of D.S.D. Investments Ltd.  Mr. Dor Dankner is the son of Shmuel Dankner, and the nephew of Leah Dankner and David Dankner, and the cousin of Alon Dankner and Orli Mor (wife of Zvi Mor).

Dr. Zvi Dinstein has been a director of Matav since August 14, 1987.  Since 1985 Dr. Dinstein has been the Chairman of the board of directors of the Belfer Center for Energy Research, which grants research funding and operates in cooperation with the Israeli Ministry of National Infrastructure and the Ministry of Environment. Dr. Dinstein is also the chairman of the board of directors of Dorot Properties and Holdings Ltd., and director of various companies, including  Cable Systems Media Haifa - Hadera Ltd., Matav Investments Ltd. and F.I.B.I. Holding Company Ltd. Dr. Dinstein is also a member of the Board of Governors of the Tel Aviv University, the Weizmann Institute of Science and The Hebrew University of Jerusalem.

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

Shimon Cheifetz has been a director of Matav since January 20, 1989.  Mr. Cheifetz is also a director of various companies in Israel: Matav Investments Ltd., Cable Systems Media Haifa-Hadera Ltd., Matav Assets Ltd. and Barak I.T.C.- The International Telecommunications Services Ltd.  Mr. Cheifetz served as the general manager of Maariv-Modiin Publishing House Ltd. until April 1992. Since April 1992 Mr. Cheifetz has been the chairman of the board of directors and a director in various other companies including, Mifratz Flour Mills Ltd., Man Haifa Bay Flour Mills (1999) Ltd., Grand Moulins D’Israel Ltd., Ugda Investment Ltd., Synet Industries Ltd., El-Mul Technologies Ltd., and Yeda Research and Development Co. Ltd.

Zvi Mor has been a director of Matav since September 17, 1997.  Mr. Mor serves as the Chairman of Dor Gaz Ltd. and Dor Chemicals Ltd.  Mr. Zvi Mor also serves as a director in various companies, including: Dankner Investments Ltd., the Israel Salt Industries Ltd., Carmel Chemicals Ltd., Dankner Assets Haifa (1996) Ltd., Cable Systems Media Haifa - Hadera Ltd. and Matav Investments Ltd. Mr. Zvi Mor is married to Orly Mor (Gineo), niece of Shmuel Dankner, Leah Dankner and David Dankner, and cousin of Alon Dankner and Dor Dankner. On April 13, 2004, the representative of the Attorney General on behalf of the Restrictive Business Practices Authority indicted Dor Gas and several of its former senior officers, including Mr. Mor, as well as other liquid petroleum gas supplying entities, on three counts of charges related to violations of the Restrictive Business Practices Law, 5748-1988.  The indictment was submitted as a result of an investigation which was conducted by the Restrictive Business Practices Authority between 1998 and 2001. If convicted, Mr. Mor could face criminal penalties including imprisonment and fines. As a result, Mr. Mor might be precluded by a court from serving as a director of any public company, including ours. Mr. Mor is no longer a director of Dor-Alon Gas Technologies Ltd. The action described above concerns matters that are not related to Matav.

Meir Srebernik has been a director of Matav since March 2002.  Mr. Srebernik is the Chief Executive Officer of Dankner Investments Ltd., since February 2002.  Mr. Srebernik serves as a director of various other companies, including Dankner Assets Ltd., Dankner Assets Haifa (1996) Ltd., Dankner Constructions and Development Ltd., Dankner Investments in Real Estate (USA) Ltd., Neot Dankner Maintenance & Services (1982) Ltd., Drorim Mall Ltd., Rehovot Shopping and Transport Center Management Company Ltd., Dankner Transportation Ltd., Dankner Communications Ltd., Dankner Holdings Ltd., Shalom Industrial Park Ltd., Matav Investments Ltd., Cable Systems Media Haifa-Hadera Ltd., Matav Assets Ltd., Matav Infrastructure Ltd., HOT Telecom Ltd. and Nonstop Ventures Ltd.  Between 1995 and 2000, he was the president and Chief Executive Officer of Netia Holding SA, a leading Polish alternative fixed line telecommunications company.  He has also served as the head of the cable television division of the Israeli Ministry of Communications, as Vice President of Telecommunications of Dankner Investments Ltd. and as a director of Pelephone Communications Ltd., one of the four mobile phone service providers in Israel.

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

Joseph Bartfeld has been a director since June 8, 2004. Mr. Bartfeld is currently the CEO of Delek Group Ltd., and the CEO of Delek Investments and Assets Ltd. Prior to holding his current positions in the Delek Group he was CFO of Delek Group. Mr. Bartfeld serves as the chairman of the board of directors of Delek Real Estate Ltd., Gadot Biochemical Industries Ltd., Delek Balron International Ltd., and is a member of the board of directors of several other entities within the Delek Group.  Mr. Bartfeld has a B.A. degree in economics from Tel Aviv University.

Yair Keusch has been an external director of Matav since June 3, 2004.  Mr. Keusch has served as an economic and financial advisor to various companies since 2001. From 1972 to 2000, Mr. Keusch served as the Vice President of Finance of Delek The Israel Fuel Corporation Ltd., an energy company publicly traded on the Tel-Aviv Stock Exchange.  Mr. Keusch also served as a director in many companies. In the past, Mr. Keusch lectured in the Department of Economics of Tel-Aviv University and at other institutions of higher education in Israel. Mr. Keusch previously served as the Manager of the Economics Department of the Institute for Productivity of Labor and Manufacture.  Mr. Keusch has a B.A. in economics and an MBA from the Hebrew University in Jerusalem.

Yeshayahu Drori has been an external director of Matav since June 3, 2004.  Mr. Drori held various positions with the “Dan” bus cooperative from 1978 to 2000, including heading the inspection, planning/development and finance divisions, and served as the Chairman of the cooperative’s Secretariat from 1997 to 2000. From 1992 to 2000, Mr. Drori served as the Chairman of “AVIS” Dan Rent a Car.  Mr. Drori has served as a member of the Tel Aviv municipal council since 1999.  Mr. Drori serves as a member of various municipal councils and committees, environmental bodies and is a member of the board of directors of Netivey Ayalon Ltd.

Amit Levin has been our Chief Executive Officer since October 7, 1999. Mr. Levin also serves as Vice President of Marketing and Programming of the merged operations of the three cable companies. Before that and since September 1998, he served as our interim Chief Executive Officer. Between October 1994 and September 1998, he was Matav’s Vice President of Israeli Operations. Mr. Levin is a director of Nonstop Internet (1999) Ltd., Matav Assets Ltd. and Matav Infrastructure Ltd. Between 1991 and 1994, Mr. Levin was Matav’s area manager for Netanya.

Ori Gur Arieh has been Matav’s Counsel and Company Secretary since November 2000.  Mr. Gur Arieh also serves as General Counsel to HOT Telecom and General Counsel to the merged operations of the three cable companies, referred to as HOT. Prior to his employment with Matav, Mr. Gur Arieh was a partner in the private law practice of Avital, Dromi & Co.

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

Shlomi Ashkenazi has been Matav’s Vice President of sales, marketing and operational areas since August 2002 and also serves as Vice President of Sales of the merged operations of the three cable companies, referred to as HOT.  Between February 2002 and August 2002 he served as Matav’s Vice President of marketing and sales.  Before that and since 1998, he served as Matav’s Vice President and Chief Operating Officer. Between 1995 and 1998 he served as an operating area manager for our Bat-Yam, Holon and the Galilee franchise areas.

Ron Sharon has been Matav’s Vice President of information systems since November 2000.  Before that and since May 1998, he worked at Hamashbir Fashion House Ltd. as their information system officer.

               Under the shareholders agreement dated October 18, 1993, as amended in July 2002, to which Dankner Investments Ltd., Mr. Hanania Gibstein, Mr. Eli Cheifetz, Mr. Shimon Cheitetz and Dr. Zvi Dinstein, and the companies controlled by such parties that hold our ordinary shares are currently parties, certain of our shareholders have agreed to vote their respective shares in a manner that would enable each of such shareholders to appoint a number of directors to our board of directors in proportion to each of such shareholder’s holdings in our company as compared with the original holdings of all parties to this agreement.  For additional information regarding the shareholders agreement, see “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders”.

               Except as disclosed above, none of the above directors or members of senior management has any family relationship with any other director or senior manager of Matav.

6B.         COMPENSATION

          The aggregate net compensation paid, and benefits in kind granted to or accrued on behalf of all of our directors, officers and members of our extended management, as a group, for their services in all capacities during the year ended December 31, 2003 (23 persons of which 3 are directors) was approximately NIS 8.5 million.  This amount excludes amounts we expended for automobiles we made available to our officers and members of extended management and expenses (including business travel, professional and business association dues and expenses) with which we reimbursed our officers and members of extended management.

          In addition, options were granted to our senior management under our 1997 Senior Employee Share Option Plan, or the 1997 Plan, and as of January 2003, options to purchase up to 71,100 of our ordinary shares, at an exercise price of $8 per share were outstanding.  The 1997 Plan terminated and all of the outstanding options granted under the 1997 Plan expired. We also granted options under our 2001 Senior Employee Option Plan, or the 2001 Plan.  37,235 options to purchase ordinary shares granted under the 2001 Plan were exercised, and 34,233 options granted under the 2001 Plan remain outstanding.

          In addition, as of December 31, 2003, options were granted to approximately fifty members of our senior management under our 2003 Employee and Officers Option Plan, or the 2003 Plan, to purchase up to 770,000 of our ordinary shares.  The options under the 2003 Plan vest in three equal portions.  The first portion vested on January 31, 2004 and has an exercise price of 85% of the average 30 day trading price on the Tel Aviv Stock Exchange, or TASE prior to November 17, 2003.  The second portion vests on January 31, 2005 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date.  The third portion vests on January 31, 2006 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date.  In addition, all of the employees that were entitled to receive options under the 2003 Plan that received options under the 2001 Plan were required to waive their vested options under the 2001 Plan as a condition to receiving options under the 2003 Plan.  The options that were granted under the 2001 Plan that were not vested at such time were cancelled with the agreement of the grantees.  For more information, see “Item 6E. Directors, Senior Management and Employees – Share Ownership”.

          During 2003, we compensated Michael Goldschmidt and David Harnik, our previous two external directors whose terms ceased during 2004, and Yehuda Gill for their services as members of our board of directors and its committees.

          Pursuant to bonus incentive agreements with directors, on January 20, 2003, we paid the amount of approximately NIS 0.2 million to the heirs of our former director, Mr. Uri Levit, and on April 13, 2004, we paid Mr. Moshe Gavish the amount of approximately NIS 1 million.  For more details regarding these bonus arrangements, please see “Item 7B. Major Shareholders and Related Party Transactions – Related Party Transactions”.

6C.         BOARD PRACTICES

Israeli Companies Law

          We are subject to the provisions of the Israeli Companies Law, 5759-1999, which became effective on February 1, 2000 and regulations adopted thereunder, or the Companies Law, which supersede most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983.

Terms of Directors

          Generally, each director is elected at the annual general meeting of shareholders and holds office until the election of his/her successor at the next annual general meeting, except for external directors, who hold office for three-year terms and may be re-elected by the shareholders for an additional three-year term.  Currently, our articles of association provide that our board of directors consists of at least 4 directors but not more than 15. Our articles of association provide that a majority of our board of directors, entitled to participate, may appoint additional directors, up to the maximum number permitted. Our articles of association also provide that our board of directors may delegate all of its powers to committees of the board of directors, as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with our company or its subsidiary providing for benefits upon termination of employment.  Our officers serve at the discretion of our board of directors or until their successors are appointed.

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

Independent Directors and External Directors

               Pursuant to the current listing requirements of the Nasdaq National Market, as a foreign private issuer which was already publicly traded in December 1999, we are required to have at least two independent directors on our board of directors and to establish an audit committee, a majority of whose members must be independent.

               The Companies Law requires that we have two external directors. The election of an external director under the Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such election; or (b) the total number of shares voted against such election does not exceed one percent of the aggregate voting rights in the company.

               On June 3, 2004, Mr. Yair Keusch and Mr. Yeshayahu Drori were appointed as external directors to replace Mr. David Harnik and Mr. Michael Goldschmidt whose terms expired on June 4, 2004. Our current external directors satisfy the provisions of the Companies Law pursuant to which they were appointed, and also satisfy the requirements of the Nasdaq National Market regarding independent directors.

Audit Committee

               As a foreign private issuer, we received an automatic exemption from the listing requirements of Nasdaq relating to audit committees that were adopted in 2000.  Accordingly, we are required to have at least two, rather than three, “independent directors” on our audit committee.  The responsibilities of the audit committee under the Nasdaq requirements include, among other things, evaluating the independence of our directors. In addition, we are not required to adopt a formal audit committee charter.

               The Companies Law requires public companies, including us, to appoint an audit committee. The responsibilities of the audit committee include reviewing our financial statements, identifying irregularities in the management of the company’s business (including in consultation with the internal auditor and the company’s independent accountants) and to suggest an appropriate course of action to amend such irregularities, and approving certain related party transactions as required by law. An audit committee must consist of at least 3 members, and include all of the company’s external directors. However, the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, any controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.  The current members of our audit committee are: Dr. Zvi Dinstein, Mr. Yair Keusch and Mr. Yeshayahu Drori.

Internal Auditor

               The Companies Law requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures.  Shai Nagor of the accounting firm Elan Kataz Nagor was appointed as our internal auditor in November 17, 2003.

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

               We have obtained a directors and officers insurance policy, currently valid until August 31, 2004.

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

6D.         EMPLOYEES

               As of December 31, 2003, we had 841 employees on a full-time or full-time equivalent basis. Of these employees, 111 were in engineering and technical support, 307 were in customer service and support, 255 were in marketing, 71 were in Internet activities, and the remainder in administration and management.

               As at December 31, 2003, all of our employees are located in Israel.

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

               6E.         SHARE OWNERSHIP

               As of April 30, 2004, our directors owned an aggregate of 3,592,209 or approximately 11.9% of our outstanding ordinary shares.  Except for Shimon Cheifetz, Dr. Zvi Dinstein and Hanania Gibstein, no individual director or senior manager listed in “Item 6B - Directors and Senior Management”, owns directly (or through fully owned companies) 1% or more of our outstanding ordinary shares.

               As of April 30, 2004, our senior managers, held, in the aggregate options to purchase up to 770,000 of our ordinary shares under the 2003 Plan.  The options granted under the 2003 Plan vest in three equal installments.  The first portion vested on January 31, 2004, and has an exercise price of 85% of the average 30 day trading price on the Tel Aviv Stock Exchange, or TASE prior to November 17, 2003.  The second portion vests on January 31, 2005 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date.  The third portion vests on January 31, 2006 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date.

               As of April 30, 2004, Mr. Hanania Gibstein owned 262,939 ordinary shares, or approximately 0.87% of our outstanding ordinary shares directly, and an additional 1,207,426 ordinary shares, or approximately 3.99% of our outstanding ordinary shares indirectly, through his holdings in Gibstein Holdings Ltd., Gibstein Financial Holdings (1998) Ltd. and Gibstein Investments (1997) Ltd.

               As of April 30, 2004, Messrs. Shimon Cheifetz and Eli Cheifetz owned 616,896 ordinary shares or 2.04% of our outstanding ordinary shares directly, and 710,392 ordinary shares or 2.35% of our outstanding ordinary shares, indirectly through their holdings in Cheifetz Holdings Ltd.

               As of April 30, 2004, Dr. Zvi Dinstein owned 596,170 ordinary shares or 1.97% of our outstanding ordinary shares, indirectly through his holdings in Dorot Communications Ltd.

               Members of the Dankner and Gineo families are parties to a shareholders agreement in Dankner Investments Ltd., concerning the voting of a part of their respective shares in coordination with the other parties to the agreement.  For additional information, see “Item 7A. Major Shareholders – Shareholders Agreements”. Each member of the Dankner and Gineo families who is a party to this agreement could be deemed to be the beneficial owner of all the shares of our ordinary shares owned by Dankner Investments Ltd., but they disclaim beneficial ownership of such shares.

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

               The 2001 Plan authorized the issuance of options to purchase up to 864,000 of our ordinary shares, or 432,000 ADSs. Each option represents the right to receive, upon exercise, our ordinary shares or ADSs in the value of the appreciation, if any, of the price of our ordinary shares on the Tel Aviv Stock Exchange, on the day of exercise, over the exercise price for each ordinary share subject to the option.

               As of April 30, 2004, options to purchase 37,235 ordinary shares granted under the 2001 Plan were exercised by our senior employees, and options to purchase 34,233 ordinary shares were outstanding.

               The ordinary shares issuable upon exercise of the options covered by the 2001 Plan, are registered for sale on both Nasdaq and the Tel Aviv Stock Exchange.

2003 Employee and Officers Option Plan

In November and December 2003, our board of directors adopted a new Employee and Officers Option Plan, or the 2003 Plan, which provides for the grant of up to 770,500 options to purchase our ordinary shares to approximately 50 of our employees and officers.  The 2003 Plan was approved by our shareholders in December 2003.  The options under the 2003 Plan vest in three equal portions.  The first portion vested on January 31, 2004 and has an exercise price of 85% of the average 30 day trading price on the Tel Aviv Stock Exchange, or TASE prior to November 17, 2003.  The second portion vests on January 31, 2005 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date.  The third portion vests on January 31, 2006 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date.  In addition, all of the employees that were entitled to receive options under the 2003 Plan that received options under the 2001 Plan were required to waive their vested options under the 2001 Plan as a condition to receiving options under the 2003 Plan.  The options that were granted under the 2001 Plan that were not yet vested were cancelled with the agreement of the grantees.  On December 29, 2003, pursuant to the 2003 Plan, our board of directors approved the issuance of 770,000 options to employees and officers, and, subject to the waiver of each of the grantees, approved the cancellation of 208,766 options granted under the 2001 Plan.  All of such waivers were received. 500 options are still reserved and available for grant under the 2003 Plan.

For an English summary of the principal terms of the 2003 Plan, please see Exhibit 4(c)(ii).

Warrants and Debentures

               In August 1997, the Company issued NIS 200 million par value registered debentures, of Series A, for redemption in seven equal installments on every August 20, commencing August 2000.  As of December 31, 2003, the net outstanding balance of debentures appearing in our financial statements is approximately NIS 100 million.

               On August 28, 1997, in connection with the issuance of debentures to the public, we issued warrants, of series one, to the purchasers of our debentures, to purchase an aggregate of 2,850,000 of our ordinary shares.  By August 20, 2001 (the expiry date of the warrants), warrants to purchase 2,786,764 ordinary shares had been exercised, for consideration of approximately NIS 134.8 million (out of which we, through a fully owned subsidiary, exercised warrants to purchase 1,370,148 ordinary shares for a total payment of approximately NIS 65.8 million), and warrants to purchase 63,236 ordinary shares had expired.

Item 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.         MAJOR SHAREHOLDERS

               The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 30, 2004 with respect to each person or entity that we believe to be the beneficial owner of 5% or more of our outstanding ordinary shares.  Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares.

Name	Number of Ordinary Shares Beneficial Owned	Percentage of Outstanding Ordinary Shares Beneficially Owned	Percentage of Voting Securities

Dankner Investments Ltd. (1)	6,654,933	22.02%	22.02%
Delek Investments and Assets Ltd.(2)	5,433,685	17.98%	17.98%
Bank Leumi L’Israel B.M. (3)	2,454,354	8.12%	8.12%
Bank Hapoalim B.M. (4)	1,853,978	6.14%	6.14%
Ma’ariv Modein Publishing House Ltd. (5)	1,529,890	5.06%	5.06%

(1)          Dankner Investments Ltd. owns 22.02% of our ordinary shares directly. Dankner Investments Ltd. is a publicly held company, whose securities are traded on the Tel Aviv Stock Exchange, controlled by members of the Dankner and Gineo families (who collectively hold approximately  87.5% of Dankner Investments Ltd. issued share capital).  Members of the Dankner and Gineo families are parties to the shareholders agreement in Dankner Investments Ltd., concerning the voting of part of their respective shares in coordination with the other parties to the agreement.  Each member of the Dankner and Gineo families who is a party to the Dankner shareholders’ agreement could be deemed to be beneficial owners of all of our ordinary shares owned by Dankner Investments Ltd., but except to the extent of their pecuniary interest in such shares, they disclaim beneficial ownership of such shares.  Shmuel Dankner, the chairman of our board of directors, owns 3.46% of the share capital of Dankner Investments Ltd. and together with Roz Dankner, owns an additional 0.79% of such share capital and together with Dor Dankner, owns an additional 0.04% of such share capital.  David Dankner, one of our directors, owns 3.09% of the share capital of Dankner Investments Ltd. and together with Erlen Roda Dankner, owns an additional 1.4% of such share capital.  Alon Dankner, one of our directors, owns 1.07% of the share capital of Dankner Investments Ltd.  Leah Dankner, one of our directors, owns 18.24% of the share capital of Dankner Investments Ltd. Zvi Mor, one of our directors, is married to Orly Mor, who owns 5.35% of the share capital of Dankner Investments Ltd.  Dor Dankner, one of our directors, owns approximately 1.94% of the share capital of Dankner Investments Ltd. and together with Shmuel Dankner, owns an additional 0.04% of such share capital. In addition, Shmuel Dankner, Abraham Dankner, David Dankner, Leah Dankner, Rachel Elran and Orly Mor (wife of Zvi Mor), collectively own, together, 29.71% of the share capital of Dankner Investments Ltd. Each of Shmuel Dankner, Abraham Dankner, Rachel Elran, Leah Dankner, Dor Dankner and Zvi Mor are directors on the board of directors of Dankner Investments Ltd.

On May 31, 2004, Dankner Investments Ltd. issued an immediate report to the Israel Securities Authority and the Tel Aviv Stock Exchange stating that the members of the Dankner and Gineo families that hold shares in Dankner Investments Ltd. signed an agreement with Delek Real Estate Ltd. for the purchase of such shares, constituting 87.5% of the issued share capital of Dankner Investments Ltd.  The transaction is subject to a number of approvals, including the approval of the Controller of Restrictive Business Practices and the Cable and Satellite Broadcasting Council.  The agreement also provides that in the event the conditions to the aforesaid sale are not met by a specified date, subject to certain other conditions, Delek Real Estate Ltd. may purchase shares of Dankner Investments Ltd. from the other parties to the agreement representing 20-25% of the issued share capital of Dankner Investments Ltd.  On June 16, 2004, Delek Group Ltd. issued an immediate report to the Israel Securities Authority stating that Delek Real Estate Ltd. purchased 25% of the issued share capital of Dankner Investments Ltd. on June 15, 2004. This immediate report also stated that, with respect to the purchase of the remaining shares to arrive at the total 87.5% referred to above, so far the approvals of the Council and the Ministry of Communications have been obtained.

(2) In February 2004, Delek Investments and Assets Ltd. acquired approximately 18% of our outstanding shares from Dankner Investments Ltd., and was granted an option exercisable for two years to purchase from Dankner Investments Ltd. an additional 2% of our outstanding shares.  Delek Investments and Assets Ltd. is a private company wholly owned by Delek Group Ltd., a public company whose securities are traded on the Tel Aviv Stock Exchange.  As of April 30, 2004, Sharon Tshuva Ltd., a private company wholly owned by Mr. Yitzchak (Tshuva) Sharon, owns approximately 36.1% of the shares of Delek Group Ltd.  April M.I. Ltd., a private company wholly owned by Tashluz Assets Ltd., owns approximately 45.4% of the shares of Delek Group.  Tashluz Assets Ltd., is a private company owned approximately 21.4% by Tashan Investments Ltd. (a private company wholly owned by Tashluz Assets Ltd.), approximately 17.2% by Ori Dori Ltd., approximately 25.8% by Sharon Tshuva Investments Ltd., and approximately 33.4% by Tashluz Investments  (1993) Ltd. Tashluz Investments  (1993) Ltd. is a private company owned by Tashluz Investments and Assets Ltd. Tashluz Investments and Assets Ltd. is a private company owned  approximately 26.3% by Carmi Dor Ltd. and approximately 15.4% by Ori Dori Ltd.  Carmi Dor Ltd. and Ori Dori Ltd. are private companies wholly owned by Yitzchak (Tshuva) Sharon.  On June 15, 2004, Delek Real Estate Ltd. acquired 25% of the issued and outstanding shares of Dankner Investments Ltd.  Please see details above.

(3)  Bank Leumi L’Israel Ltd., or BLL, is one of the two largest commercial banks in Israel. The shares beneficially owned by BLL are held by various of its affiliated mutual funds and provident funds.

(4)  Bank Hapoalim B.M., or Bank Hapoalim, is one of the two largest commercial banks in Israel. The shares beneficially owned by Bank Hapoalim are held by various of its affiliated mutual funds and provident funds.

(5)  Ma’ariv Modi’in Publishing House Ltd. is a company fully owned by Ma’ariv Holdings Ltd.  Dankner Investments Ltd. own approximately 3.24% of Ma’ariv Holdings Ltd. Approximately 61.73% of the issued share capital of Ma’ariv Holdings Ltd. is directly and indirectly owned by The Israel Land Development Company Ltd., or ILDC, a public company whose securities are traded on the Tel Aviv Stock Exchange. ILDC is directly and indirectly controlled by Mr. Jacob Nimrodi (68.08% in voting power and 36.16% in share capital). Mr. Ofer Nimrodi, Jacob Nimrodi’s son, holds 6.65% of the voting power and 13.29% of the share capital of ILDC.  Accordingly, Messrs. Jacob and Ofer Nimrodi could be deemed to be beneficial owners of our ordinary shares owned by Ma’ariv Modi’in Publishing House Ltd., but they each disclaim beneficial ownership of such shares.  27.19% of the issued share capital of Ma’ariv Holdings Ltd. is held by Mr. Vladimir Gusinsky.  Our Cable Broadcast Licenses include a comment stating that the Council has considered including a provision in these licenses, whereby Ma’ariv Holdings Ltd. or its current controlling shareholder will cease to be the beneficial owner of 5% or more of our outstanding ordinary shares, due to certain convictions of Mr. Jacob Nimrodi for criminal offenses according to the Telecommunications Law, which are currently under appeal; however, due to the fact that the merger of the Israeli television operators has been approved by the Council and the Controller of Restrictive Business Practices, and to the Council’s best knowledge, these operators intend to effect the merger, and since such a merger would nullify the necessity for such a provision, the Council decided to grant these licenses without, at such stage, including such a provision; in the event that the merger will not be consummated by February 28, 2003, or in the event that following the merger Ma’ariv Holdings Ltd. will be an interested party of  the merged entity, the Council will reconsider the integration of such a provision into our licenses.  The Council approached us in this regard, following which there have been exchanges of correspondence between the Council and us.  We have expressed our objection to including such a provision in our licenses, due to, among other things, the fact that we do not have the right or any other legal means to force a shareholder to sell its shares in Matav.  Since Ma’ariv holds only 5.06% of our outstanding shares, we believe that this issue is not material to us.

Mr. Hanania Gibstein ceased to be a 5% shareholder of Matav during 2003.

Our major shareholders do not have different voting rights.

Shareholders Agreements

               On October 18, 1993, Dankner Investments Ltd., Mr. Hanania Gibstein, Hapoalim Electronic Communications Ltd., Ma’ariv Electronic Communications, Shamrock Holdings of California Inc., Mr. Eli Cheifetz, Mr. Shimon Cheifetz and Dr. Zvi Dinstein entered into a shareholders agreement.  In this agreement certain of our shareholders have agreed to vote their respective shares in a manner that would enable each of such shareholders to appoint a number of directors to our board of directors in proportion to each of such shareholder’s holdings in our company as compared with the original holdings of all parties to this agreement. This agreement further grants each shareholder a right of first refusal to acquire the shares of a shareholder who offers his shares to a third party or a shareholder who offers more than 15% of his cumulative shareholdings (as of the date of our initial public offering) in a transaction through the Tel Aviv Stock Exchange. This agreement remains in force as to a party so long as such party holds at least 25% of the number of shares in our company held by such shareholder immediately prior to our initial public offering. This agreement binds these shareholders as well as their assignees and transferees.

               In July 1998, Dankner Investments Ltd. reached an agreement with Mr. Hanania Gibstein, Mr. Shimon Cheifetz and Mr. Eli Cheifetz according to which Mr. Gibstein and Messrs. Cheifetz agreed not to sell their shares in our company without the consent of Dankner Investments Ltd. and Dankner Investments Ltd. agreed not to sell its shares in our company without allowing Mr. Gibstein and Messrs. Cheifetz to take part in the sale and Mr. Gibstein and Messrs. Cheifetz agreed to join the sale of all or most of Dankner Investment’s shares of our company. This agreement is subject to the Matav shareholders agreement described above.

               In July 2002, the parties to the original shareholders agreement agreed to amend such agreement.  Under the amendment, Ma’ariv Electronic Communications ceased to be a party to the shareholders agreement and has no right or obligation in connection with such agreement or the amendment.  In addition, pursuant to the amendment, if Messrs. Cheifitz shall not have a right to nominate a director to our board of directors, on account of the number of original shares held by them, then the parties shall act to nominate a director to our board of directors designated by Messrs. Cheifetz, provided that the number of original shares held by Messrs. Cheifetz shall be at least 60% of the number of original shares required in order to have a right to nominate one director to our board of directors.  Dankner Investments Ltd. shall not be obligated to act according to the above, if as a result the number of directors nominated by Dankner Investments Ltd. shall not constitute the majority of our directors (the director designated by Messrs. Cheifetz shall not be considered a director nominated by   Dankner Investments Ltd.).

               In February 2004, Danker Investments Ltd. completed a transaction with Delek Investments and Assets Ltd., pursuant to which Delek Investments and Assets Ltd. purchased from Dankner Investments Ltd. 17.99% of our outstanding ordinary shares.  At the time of the transaction’s completion, Dankner Investments Ltd. waived certain of its rights under the original shareholders agreement.  In February 2004, Dankner Investments Ltd. sent Mr. Hanania Gibstein, Mr. Shimon Cheifetz and Mr. Eli Cheifetz a twelve months prior notice of termination of the agreement that was entered into between them in July 1998.  Accordingly, this agreement will cease to be in effect on February 15, 2005.

Significant Changes in the Ownership of Major Shareholders

               Set forth below is a list of significant changes in the ownership of major shareholders for the years ended 2001, 2002 and 2003, as applicable.

Transactions by Dankner Investments Ltd.

1.	On January 1, 2001, Dankner Investments Ltd. acquired 8,276 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 66.99 and at an aggregate price of NIS 554,409.

2.	On January 7, 2001, Dankner Investments Ltd. acquired 5,805 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.79 and at an aggregate price of NIS 381,911.

3.	On January 8, 2001, Dankner Investments Ltd. acquired 23,200 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.86 and at an aggregate price of NIS 1,527,952.

4.	On January 9, 2001, Dankner Investments Ltd. acquired 13,059 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.58 and at an aggregate price of NIS 856,409.

5.	On January 11, 2001, Dankner Investments Ltd. acquired 3,886 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 64.77 and at an aggregate price of NIS 251,696.

6.	On January 14, 2001, Dankner Investments Ltd. acquired 3,600 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.09 and at an aggregate price of NIS 234,324.

7.	On January 15, 2001, Dankner Investments Ltd. acquired 20,200 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 64.49 and at an aggregate price of NIS 1,302,698.

8.	On January 21, 2001, Dankner Investments Ltd. acquired 24,400 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 65.88 and at an aggregate price of NIS 1,607,472.

9.	On January 22, 2001, Dankner Investments Ltd. acquired 22,570 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 64.45 and at an aggregate price of NIS 1,477,207.

10.	On January 23, 2001, Dankner Investments Ltd. acquired 49,970 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 62.42 and at an aggregate price of NIS 3,119,127.

11.	On January 25, 2001, Dankner Investments Ltd. acquired 11,688 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 61.35 and at an aggregate price of NIS 717,059.

12.	On January 28, 2001, Dankner Investments Ltd. acquired 17,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 59.90 and at an aggregate price of NIS 1,018,300 NIS.

13.	On January 29, 2001, Dankner Investments Ltd. acquired 24,599 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 58.58 and at an aggregate price of NIS 1,441,009.

14.	On January 30, 2001, Dankner Investments Ltd. acquired 9,018 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.22 and at an aggregate price of NIS 516,010.

15.	On February 1, 2001, Dankner Investments Ltd. acquired 26,887 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 55.24 NIS and at an aggregate price of NIS 1,505,672 NIS.

16.	On February 5, 2001, Dankner Investments Ltd. acquired 15,494 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 56.00 and at an aggregate price of NIS 855,889.

17.	On February 7, 2001, Dankner Investments Ltd. acquired 7,170 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.94 and at an aggregate price of NIS 415,430.

18.	On February 12, 2001, Dankner Investments Ltd. acquired 3,985 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.92 and at an aggregate price of NIS 230,811.

19.	On February 13, 2001, Dankner Investments Ltd. acquired 9,600 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 59.67 NIS and at an aggregate price of NIS 572,832.

20.	On February 14, 2001, Dankner Investments Ltd. acquired 20,223 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 59.12 and at an aggregate price of NIS 1,195,584.

21.	On February 18, 2001, Dankner Investments Ltd. acquired 6,605 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.27 and at an aggregate price of NIS 378,268.

22.	On February 19, 2001, Dankner Investments Ltd. acquired 3,400 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.54 and at an aggregate price of NIS 195,636.

23.	On February 21, 2001, Dankner Investments Ltd. acquired 32,577 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 71.63 and at an aggregate price of NIS 169,726.

24.	On February 22, 2001, Dankner Investments Ltd. acquired 51,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 71.63 and at an aggregate price of NIS 2,900,880.

25.	On February 26, 2001, Dankner Investments Ltd. acquired 11,225 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.08 NIS and at an aggregate price of NIS 640,723.

26.	On February 27, 2001, Dankner Investments Ltd. acquired 17,015 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 57.31 and at an aggregate price of NIS 975,130.

27.	On September 16, 2001, Dankner Investments Ltd. acquired 6,405 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 27.17 and at an aggregate at a price of NIS 174,023.

28.	On November 23, 2003, Dankner Investments Ltd. sold 1,270,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 35.50 and at an aggregate price of NIS 45,085,000.

29.	On December 16, 2003, Dankner Investments Ltd. sold 460,300 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 34.50 NIS and at an aggregate price of NIS 15,880,350.

30.	On December 31, 2003, Dankner Investments Ltd. sold 400,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 34.50 NIS and at an aggregate price of NIS 13,800,000.

31.	On January 5, 2004, Dankner Investments Ltd. sold 200,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 35 and at an aggregate price of NIS 7,000,000.

32.

On February 22, 2004, Dankner Investments sold 5,433,685 ordinary shares to Delek Investments and Assets Ltd. at a price per share of $8.00, and at an aggregate price of $43,500,000, and granted to Delek Investments and Assets Ltd. an option, exercisable for a period of two years, to purchase an additional 604,078 ordinary shares, which constitutes approximately 2% of our outstanding ordinary shares.

Transactions by Ma’ariv Modi’in Publishing House Ltd.

               In January 2004, Ma’ariv Modi’in Publishing House Ltd. sold in private transactions in Israel 1,052,631 ordinary shares, representing approximately 3.5% of our outstanding shares, in consideration for an aggregate amount of approximately NIS 40 million (approximately $8.5 million), at a price per ordinary share of approximately NIS 38 (approximately $8.0 per share), and granted an option to the other parties to such transaction to acquire up to an additional aggregate of 1,950,000 ordinary shares, representing approximately 6.5% of our outstanding shares.  In April 13, 2004, the other parties to such transaction exercised the option for aggregate consideration of NIS 84.7 million (approximately $17.9 million), at a price per ordinary share of NIS 43.5 (approximately $9.2 per share).

Transactions by Us

               In 2002, we sold in private transactions in Israel an aggregate amount of 26,651 of our ordinary shares held by our subsidiary Cable Systems Media Haifa-Hadera Ltd., in consideration for an aggregate gross amount of approximately NIS 1.0 million.  In 2003, we sold the remaining 1,343,497 of our ordinary shares held by Cable Systems Media Haifa-Hadera Ltd. in private transactions in Israel, in consideration for an aggregate amount of approximately NIS 39.1 million.

Our major shareholders do not have different voting rights.

Number of Record Holders in the United States

               On April 30, 2004, 91,612 ADSs were held of record in the United States.  These ADSs were held by 10 record holders. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ADSs were held of record by brokers or other nominees.

7B.          RELATED PARTY TRANSACTIONS

Subcontractor Agreement

               Mr. Yehoshua Gibstein, an alternate director for Mr. Hanania Gibstein, indirectly owns 57% of Geyser Communication Services Ltd. Geyser Communication Services Ltd. owns 79% of the shares of Cabletek Ltd. In 1995, we entered into a subcontractor agreement with Cabletek Ltd. Under this agreement Cabletek Ltd. served as our subcontractor for building our network and operating our cable television services in certain communities within our franchises. As of the years ended December 31, 2002 and 2003, we paid Cabletek Ltd. a total of approximately NIS 2.9 million and NIS 2.4 million, respectively. As of the period ended May 31, 2004, we paid Cabletek Ltd. a total of approximately NIS 1.1 million.

The Levit Agreement

               On December 17, 1997, we entered into a bonus incentive agreement with Mr. Uri Levit (deceased), pursuant to which Mr. Levit served as vice-chairman of our board of directors until September 15, 2000. Under this agreement, Mr. Levit was entitled to receive a bonus during the period that Mr. Levit provided service to our company, which accumulated gradually, and was calculated based on the value of our ordinary shares on the Tel-Aviv Stock Exchange.  Mr. Levit was required to exercise his rights during a period of 36 months following the vesting of such rights.  The exercise price per ordinary share under this right is equal to the difference between the closing price of our ordinary shares on the Tel Aviv Stock Exchange on the day of exercise and 90% of the closing price of our ordinary shares on the Tel Aviv Stock Exchange on December 17, 1997, linked to the consumer price index.  On January 20, 2003, we paid the amount of approximately NIS 0.2 million to Mr. Levit heirs.  We will not be required to make any future payments under this agreement.

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

               Upon Mr. Gavish’s retirement, pursuant to the amendment to the agreement approved by the shareholders on December 27, 2001, he is entitled to receive the rights accumulated in relation to the first portion of his right (in respect of which a payment demand was to be provided to us until March 15, 2004), and half of the rights in relation to the second portion of his right (in respect of which a payment demand may be provided to us until September 30, 2004).  Under the amendment, the exercise price for each ordinary share underlying the rights to which he is entitled in relation to the second portion of his right shall be an amount equal to the average price of our ordinary shares on the Tel Aviv Stock Exchange during the 30 days’ period prior to March 15, 2002. On April 13, 2004, we paid Mr. Gavish approximately NIS 1 million as payment in full for all of his rights.

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

               As of December 31, 2003, we and the other shareholders invested through Nonstop Ventures Ltd. in seven start-up companies an amount of approximately $5.8 million.  Of the aggregate investment, we invested approximately $2.9 million. This amount does not include costs related to such investments such as wages, consultant fees, legal fees, etc.  Due to, among other things, market factors, the financial situation of these companies and our accounting policies, these investment amounts were reduced in our financial records, and were set in our financial statements for the year ended December 31, 2001 at a value of approximately $1.4 million and were further reduced and set in our financial statements for the year ended December 31, 2002 at a value of approximately $0.6 million.  These investments are recorded in our financial statements for the year ended December 31, 2003 at a value of approximately $0.3 million (which reflects a write-off performed by Nonstop in March 2003 of $0.3 million in respect of its investment in one of the start-up companies).

B-Point Agreement

               On May 5, 1997 we entered into two agreements with B-Point Systems Ltd., a company owned by Mr. David Binmovitch, who is the son-in-law of Mr. Shmuel Dankner, the Chairman of our board of directors.  Under these agreements, B-Point Systems Ltd. provides us with cable television installation services, and sets up and maintains our cable television networks.  For the years ended December 31, 2002 and 2003 we paid B-Point an amount of approximately NIS 12.5 million and approximately NIS 11.5 million, respectively.  As of the period ending May 31, 2003, we paid approximately NIS 5.6 million.  The terms of these agreements have been extended by the parties and are currently in effect until December 31, 2004. Following this term we have an option to extend the terms of both agreements for two additional terms.

Payment to Mr. Dor Dankner

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

Payment to Dankner Investments Ltd.

               In September 2003, our shareholders resolved to approve a payment of $600,000 to Dankner Investments Ltd., one of our principal shareholder, for the efforts of its executives on our behalf in connection with the proposed merger of the Israeli cable television operators.

Memorandum of Understanding with Partner

               On March 14, 2004, we, Dankner Investments Ltd. and Delek Investments Properties Ltd., two of our principal shareholders, entered into a memorandum of understanding with Partner pursuant to which Partner would invest up to $137 million in our company, for up to 40% of our issued and outstanding share capital.

               This memorandum of understanding has recently expired and has no legal effect.  However, the parties announced that they intend to continue discussions in an effort to reach an agreement.  We can make no assurance that this agreement will be concluded.

               See also Note 22 to the financials statements attached in Item 18 for details of additional related party transactions.

7C.         INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

8A.         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

               Audited financial statements for the three fiscal years ended December 31, 2003 are included at “Item 18. Financial Statements”.

Legal and Arbitration Proceedings

               In addition to the legal proceedings discussed below, we are a party to a number of legal and administrative proceedings arising in the ordinary course of our business. We do not expect the outcome of such matters in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

               (a)          On September 8, 1998, a lawsuit was filed in the Tel-Aviv-Jaffa District Court against us, the other cable television operators and other parties. The suit alleges that we, together with the other cable television operators, performed certain acts in purchasing the rights to broadcast the Spanish soccer league games, resulting in a breach of an agreement between the parties, and consequently, that we were unjustly enriched in an amount constituting the difference between the price which we actually paid to purchase the rights to broadcast and the price we were prepared to pay prior to signing the agreement. The plaintiff seeks, among other things, compensation in an aggregate amount of adjusted NIS 30.4 million, which for the purposes of court fees was limited to NIS 7.6 million.  Together with the other cable television operators, we submitted a statement of defense. The parties submitted their affidavits, and thereafter, consented to a mediation procedure, however, the parties’ attempt to have their disputes mediated failed.  Accordingly, court hearings resumed on April 29, 2004 and June 1, 2004.  The next hearing is currently scheduled for October 31, 2004.

               (b)          On April 22, 1999, a lawsuit and application to recognize the suit as a class action were filed in the Tel-Aviv-Jaffa District Court against us. The suit alleges that we constitute a monopoly, and that we adversely exploit our position in the market, in a manner which is, or may be, damaging to the general public, among other things, by setting and collecting an unreasonable and unfair price for the services we provide. The plaintiff is seeking, among other things, that we be required to reduce the subscriber fees we collect and to pay our subscribers compensation in connection with the subscriber fees we collected from May 10, 1996 through April 1, 1999. In this context, the plaintiff claims he has sustained damages in an amount of reported NIS 1,387, and the sum of compensation due to all of the members of the class in the action, if certified as a class action, amounts to reported NIS 360 million (subject to adjustment). The plaintiff is further claiming compensation for alleged damages caused to all of the members of the class in the action, if certified as a class action, from the date of filing the lawsuit up to the date judgment is rendered. We opposed the action being certified as a class action, claiming that the motion lacks any material substance, inter alia, on grounds that the plaintiff disregarded the high investments we made in infrastructure and equipment, that the franchise we were granted for cable television broadcasts is limited in time, the comparisons made by the plaintiff between our company and foreign companies dealing in cable television broadcasts in countries where the situation is very different are not relevant to our modus operandi, and finally because the subscriber fees we charge are subject to supervision and highly regulated.

               At the beginning of the hearing of the request, it was stated that the clarification of the request will be joint with similar requests that were filed against the cable companies Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, see below). After the unification of proceedings and pursuant to the arrangement reached by the parties and which was validated as a court decision, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other cable companies). The main elements of these claims are as follows:

                    1) The cable companies acted pursuant to the legislation that allowed them to collect subscriber fees, and even determined the rates for this matter, according to the discretion that was applied by the sub legislator in the regulations for that purpose. According to the claim, the reasonability of the rates of the cable companies should not be attacked as if they are unfair, as long as it was not determined that there was a flaw in the legislation pursuant to which the franchisees operated. Therefore, the Company is entitled to benefit from article 6 to Torts Ordinance, which grants a type of immunity to someone acting according to legislation. The court will be requested to determine, among others, if a prior precedent of the Supreme Court in this respect is valid applicable for our case.

                    2) In the past, the Restrictive Trade Practices Court approved that the cable companies could raise the subscriber fees rates, in the context of the request to approve the restrictive arrangement presented to it. The Company claims that this ruling constitutes an estoppel by res judicata and a good defense against this claim.

               On August 21, 2003, the Court dismissed our claims and determined that the expenses of the proceeding would be determined at the conclusion of the matter. The Court found, among other things, that the cable companies are not entitled to benefit from the immunity provided under Section 6 of the Torts Ordinance and the decision of the Restrictive Business Practices Court in a similar matter that was granted in the past did not constitute binding precedent on us.  According to the procedural settlement reached by the parties, the Court must still hear the remaining claims set forth in the application to recognize the suit as a class action, and the responses of the cable companies to the action.  In a pre-trial hearing held on November 26, 2003, the Court determined that the proceedings against the various cable companies would be separated and first the application to recognize the suit as a class action against us would be heard.  A hearing was set for February 7, 2005.

               (c)          On November 8, 1999, the Controller of Restrictive Business Practices, declared us to be a monopoly in the field of providing multi-channel television broadcasts for payment, in the regions in which we operate. On December 28, 1999, we filed an appeal against this determination with the Restrictive Business Practices Court. In our appeal, we claim, among other things, that the Controller’s declaration should be revoked (i) due to lack of due process, including, among other things, that the declaration lacks an appropriate factual foundation, and (ii) on merit, due to the fact that in the relevant market we do not provide over 50% of the services in our license areas in which we operate and therefore we are not a monopoly in this market.  The Controller counter-claimed our appeal, requesting that it be dismissed, together with appeals filed by the other cable television operators on the same issues.  The Restrictive Trade Practices Court concluded the deposition stage of the appeal on October 30, 2001, and the parties have submitted their summaries to the Court. The parties are currently waiting for the ruling of the Restrictive Business Practices Court on this appeal.

               (d)          On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the cable television operators, including our company, by the Association for the International Collective Management of Audiovisual Works – AGICOA, or AGICOA, an international association of producers of cinema and television works. The aggregate sum of the claim is not less than approximately $171 million and for the purpose of court fees was limited to an initial sum of $20 million. AGICOA is an organization that represents numerous producers in a suit against the cable television operators for the alleged breach of copyrights of the represented producers due to the re-transmission of programs by the cable television operators. AGICOA is also claiming unjust enrichment on the part of the cable television operators and that they be ordered to submit their accounts. In our statement of defense, filed on July 9, 2000, we claim, among other things, that AGICOA have no right to file this claim in light of the restrictive business practices laws in Israel. The dispute was transferred by the Court to mediation in the second quarter of 2001. The mediation was not successful and the matter was returned to the Court. At a preliminary hearing held on June 18, 2002, the Court ruled to delay its decision in this matter pending resolution of the Israeli Supreme Court in a further hearing in another matter, which the Court believes will have material implications on all or part of this dispute.  However, the Court determined that the preliminary proceedings in this dispute may be commenced and completed. On November 26, 2003, another preliminary hearing was held in which it was agreed that the date for completion of preliminary proceedings would be postponed until after the delivery of the judgment of the Supreme Court in the further hearing mentioned above.

               The further hearing referred to by the Court was filed with respect to the ruling of the Supreme Court (presiding as an appellate court), which determined that the re-transmission of broadcasts as secondary broadcasts may also constitute an infringement of copyrights, if such broadcasts include copyrights owned by third parties who have not consented to their broadcast in Israel. AGICOA’s motion to be included as a party to the proceedings was denied by the Supreme Court. On November 4, 2003, a hearing before the Supreme Court was held to complete oral arguments. On June 16, 2004, the Supreme Court presiding over the further hearing confirmed the earlier determination of the Supreme Court.

               On January 19, 2004, Tevel’s trustee notified the Court of the cessation of this proceeding with respect to Tevel and Gvanim Cable Television Company Ltd., or Gvanim, in light of the entrance into effect of the arrangement of creditors of these companies.  The plaintiff has objected to the notice of the trustee to cease these proceedings, and claimed that it has the right to continue its proceedings against Tevel and Gvanim.  The plaintiff applied to the court overseeing Tevel’s insolvency proceedings to request permission to continue in the proceeding against Tevel and Gvanim, despite the stay of proceedings and arrangement of creditors that has since entered into effect, to instruct the trustee to reserve a sum out of the trust fund of Tevel and Gvanim to cover the cost of the proceedings until their resolution, and to change the trustee’s decision to postpone the proof of the debt that is the subject of the action as part of the stay of proceedings. The plaintiff and the trustee subsequently reached an agreement that the trustee’s decision to cease the proceedings referred to above would be delayed until the court overseeing Tevel’s insolvency proceedings would render its decision in the interim proceedings before it.  On March 29, 2004, the court overseeing Tevel’s insolvency proceedings rendered its decision in the interim proceedings.  The court overseeing Tevel’s insolvency proceedings denied the plaintiff’s request to allow it to continue its action against Tevel and Gvanim because, even if a debt was adjudicated against them for matters occurring prior to the stay of proceedings, such remedy would be meaningless because there is not monetary source from which the plaintiff could recover the debt, and the court overseeing Tevel’s insolvency proceedings denied the plaintiff’s request that funds be reserved out of the trust account because this would delay or frustrate the arrangement of creditors, and the court overseeing Tevel’s insolvency proceedings determined to allow the plaintiff to submit another proof of debt to the trustee which would be based upon the statutory compensation to which it is entitled for the matters which preceded the stay of proceedings.  The court overseeing Tevel’s insolvency proceedings gave the plaintiff 14 days to submit the aforementioned proof of debt.  On April 28, 2004, the plaintiff submitted a request for a re-review to the court overseeing Tevel’s insolvency proceedings with respect to the aforesaid decision, and requested an extension for the submission of the proof of debt until the determination in the request for a re-review, and the court agreed.  On May 27, 2004, Tevel’s trustee submitted its response to the request for the re-review and on June 7, 2004, the plaintiff submitted its response.  The parties are now awaiting the decision of the court overseeing Tevel’s insolvency proceedings on the request for the re-review.

               (e)          In September 2000, a claim was filed in the Tel-Aviv-Jaffa Labor Court against our company by a plaintiff who claims that an employer-employee relationship existed between him and our company and that as a consequence, our company is required to pay him the amount of an adjusted NIS 2.6 million in respect of severance pay and other salary components.  In parallel, in September 2000, our company and its subsidiary, Cable Systems Media Haifa-Hadera Ltd., filed a monetary claim with the Netanya Magistrates Court in an amount of adjusted NIS 1 million contending that the plaintiff violated, in a basic and severe manner, undertakings to deliver an advanced telemarketing system to our company and its subsidiary. This claim was transferred to mediation by the Netanya Magistrates Court, which was not successful.  On November 15, 2001, the Netanya Magistrates Court issued a resolution joining the above two claims to be heard in the Tel-Aviv Jaffa District Labor Court.   The parties’ affidavits have been submitted to the Court and a preliminary hearing was held.  Another hearing is scheduled for September 20, 2004.

               (f)          In May 2002, D.B.S. Satellite Services (1998) Ltd., or YES, and Bezeq, - Israeli Telecommunications Corporation Ltd., or Bezeq, filed appeals in the Restrictive Trade Practices Court against the decision of the Controller of Restrictive Trade Practices for the approval to the proposed merger of the Israeli cable television operators.  Bezeq subsequently requested to cancel its appeal.  The cable television operators and the Controller requested the Court to determine that Bezeq be obligated to pay expenses.  To date, the Court has not ruled on the matter of such expenses. YES requested in its appeal to cancel the merger approval, based on its claim that the merger between the cable television operators harms competition in the field of multi-channel television, and alternatively requested to change the terms of the approval such that, among other things, a corporate separation of the merged entities shall be required, the exclusive purchase of content shall be prohibited and the mutual sale obligation requirement shall be terminated.  The parties’ summaries were heard by the Court.  On June 9, 2004, the Court dismissed the appeal submitted by YES, subject to the cancellation of a provision in the approval of the Controller to the merger of the Israeli cable television operators which provided that a presumption existed that the purchase of exclusive local broadcasting rights for a period of up to two years was appropriate for receipt of an exemption from the requirement to receive the approval of the Controller or the Restrictive Trade Practices Court.

               (g)          On December 3, 2002, a lawsuit and application to recognize the suit as a class action were filed in the Tel Aviv - Jaffa District Court against us, the other Israeli cable television operators, the Council and the Ministry.  The suit, filed by seven plaintiffs, alleges that we and the other cable television operators violated the terms of the approval of the Council for the transmission of the pay sport channel (offered to subscribers through the tiering services) since we and the other cable television operators did not maintain certain programs in the original sport channel which is part of the basic packages offered to subscribers.  The plaintiff seeks to represent a group of 1,050,000 subscribers. The plaintiffs requested  that we and the other cable television operators pay compensation to all of the members of the class in the action, if certified as a class action, in a total amount of approximately NIS 302 million as of the date of the motion, plus NIS 25.2 million for each additional month from the date the suit was filed up to the date judgment is rendered by the Court.  Our proportionate share based on the ratio of number of subscribers as of March 31, 2004, is NIS 80 million, in addition to a monthly amount of NIS 6.7 million accumulating from the date the claim was filed until a ruling is rendered. A response to the application was submitted to the Court on behalf of all of the respondents.  In our response, we opposed the action being certified as a class action on grounds that the class of persons of the claim fail to meet the legal requirements of such an action due to differences between the claimants that exist on the level of the content of the broadcasts (program preference), as well as on the level of the damages being claimed, and that the cable television operators and the original cable sport channel producer have complied with most of the terms of the Council’s approval.  The motion to approve the class action against Tevel was rejected with no order for expenses, and thereafter, in May 2004, the application to recognize the suit as a class action against us was denied.

               (h)          On August 28, 2002, a lawsuit and application to recognize the suit as a class action were filed in the Tel Aviv - Jaffa District Court against us and the other Israeli cable television operators.  The suit, filed by three plaintiffs, alleges that we and the other cable television operators did not connect residents of peripheral settlements who are the members of the class in the action.  The claim is for indemnification of residents in settlements for not being connected to the cable networks within 6 years of the date on which the cable franchises were granted.  The plaintiffs are seeking that we and the other cable television operators pay compensation to all of the members of the class in the action, if certified as a class action.  In accordance with the suit, our portion of the claimed compensation is approximately NIS 139 million.  We and one of the other cable television operators, Golden Channels & Co., or Golden Channels, filed a motion to dismiss the suit without prejudice, due to the dismissal of a lawsuit identical in substance to this suit.  The Court determined that the motion for dismissal of the suit without prejudice will be heard together with the application to recognize the suit as a class action.  We and Golden Channels filed a response to the application to recognize the suit as a class action. The hearing for the application to recognize the suit as a class action was suspended due to a stay of proceedings to which Tevel Israel International Ltd. (one of the other cable television operators) was subject. Thereafter, the plaintiffs submitted a request to continue the action against us and Golden Channels. The Court has not yet rendered its decision on the request.

               (i)          On November 27, 2002, Warner Bros. International Television Distribution  (“Warner”) filed a lawsuit against Tevel in a court in California seeking, inter alia, a monetary compensation of $ 17 million (“Warner lawsuit in California”), on the grounds that the agreement from July 13, 1999, pursuant to which, Tevel (through which all the cable companies) acquired from Warner the rights to broadcast films, was breached and consequently was rescinded by Warner.

               Following the Warner lawsuit in California and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv a motion to instruct, among others, that Warner should take any measure necessary to discontinue the lawsuit in California and this in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the District Court in Tel Aviv) and based on the proof of debt submitted by Warner to the trustee under the same cause of action.

               On February 10, 2003, the court rendered its ruling on the trustee’s motion. Pursuant to the ruling, the court dismissed Warner’s position and accepted the motion. The court, inter alia, ruled that Warner instituted unlawful proceeding in the United States and under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered it decision of Warner’s proof of debt, in which the majority of the proof was rejected. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on June 24, 2003, Warner filed an amended appeal on the trustee’s decision in the matter of the proof of debt.

               On October 21, 2003, the Supreme Court rejected Warner’s appeal on the court’s ruling of February 10, 2003, subject to the rights of Warner and the trustee to argue on the issue of the applicable law on the proof of debt and this is in the context of Warner’s appeal on the trustee’s decision on the proof of debt and instructed Warner to file an amended appeal in order to include the argument that Warner’s lawsuit should be litigated under California law.

               The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which approved the debt for Warner in the amount of $182 thousand only) and approve Warner a debt in the aggregate of $17 million and alternatively $12 million. The trustee and the Official Receiver filed its response to the appeal. The court accepted Warner’s request to allow it to file a response to the response of the trustee and the Official Receiver.  On June 13, 2004, Warner submitted its response, and a decision has not yet been rendered.

               On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as detailed in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least $ 16 million in addition to expenses. In addition, among other things, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held on March 31, 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the complaint and the counterclaim was held during January 2004 and on February 2004 the parties filed their summaries. In Warner’s post trial brief it requested compensation in the amount of approximately $25 million. Golden Channels requested compensation in the amount of approximately $3.8 million.

               On or about the filing date of the above lawsuits, Warner drew-down letters of credit it was granted by Golden Channels and Tevel in the amount of $5 million each.  Further to the above lawsuits and a demand made by Tevel and Golden Channels, Hot Vision board of directors resolved that, in principle, Hot Vision shall bear the amounts borne or to be borne by Tevel and Golden Channels with respect of the forfeiture of letters of credit, as detailed above, and in respect of the aforesaid agreements with the major studios, including their termination and related expenses and/or in respect of legal proceedings taken as above, subject to indemnification by its shareholders to cover these amounts.

               (j)          On March 30, 2003, the State of Israel (through the representatives of the Attorney General of the Ministry of Trade of Commerce) filed an indictment in the Netanya Magistrate Court against us, Mr. Amit Levin, our Chief Executive Officer and Mr. Doron Admati, our marketing and programming manager at the time relevant to the indictment, for the offense of ‘Prohibition to Mislead Consumers Regarding a Material Issue in a Transaction’ according to the Consumer’s Protection Law, 1981.  In accordance with the indictment, the defendants are alleged to have misled consumers within the framework of a certain publication published in connection with a certain sales promotion campaign.  Subsequently, Messrs. Levin and Admati were dropped from the indictment.  On November 25, 2003, the court approved a plea bargain with the Attorney General, pursuant to which we admitted the facts in the amended indictment, paid a fine of NIS 60,000 and our CEO, Amit Levin, signed an undertaking on behalf of Matav to pay an additional fine of NIS 60,000 if the offense is repeated within two years.

               (k) We currently have the following tax matters pending:

(1)

Based on orders we, together with Cable Systems Media Haifa-Hadera Ltd., a wholly owned subsidiary of ours, received from the Israeli Income Tax Authority for the years 1997 through 2001, it was determined that we own an additional tax payment of approximately NIS 52 million (not including interest and linkage differentials), and that we must reduce our carry forward loss for the years 2000 and 2001 by approximately NIS 96 million.  In January 2003, we submitted our objection to the results of these assessments.  Our management believes, based on the opinion of our outside advisors, that it has good defenses against the orders and therefore no allocation was made for these orders in our financial statements.

(2)

Due to our failure to timely submit the tax return with the Income Tax Authority for the year ended December 31, 2002 of Matav Investments Ltd., a wholly owned subsidiary of ours.  It received an assessment for 2002 during December 2003.  Recently Matav Investments Ltd. has filed the said tax return.  Accordingly, after a preliminary discussion, we received tax assessments for the tax years 1998 through 2002, under which we are required to pay the additional amount of NIS 6.6 million (not including interest and linkage differentials).

               (l)  In December 31, 2003, Eshkolot – The Israeli Artists Society for Performers’ Rights Ltd., or Eshkolot, filed an action in the District Court of Tel Aviv-Jaffa against us and the other two cable television operators for certain payments, for temporary and permanent injunctions, and to give instructions to Tevel’s trustee.  Eshkolot claims that, since January 1, 2003, the cable television operators broadcast programs in violation of the rights of Israeli performers held by Eshkolot in that such broadcasts were made without Eshkolot’s consent and without the payment of royalties. In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to receive a usage payment of NIS 8.5 million as compensation for 2003 royalties (net of payments already transferred to Eshkolot), and that, from now on in each year the cable companies will have to pay this amount including linkage differentials and to update such royalties relative to increases in the number of broadcasting minutes of protected performances.  Additionally, Eshkolot requested to obligate the cable companies to pay the maximum statutory compensation, as set in the Copyrights Law, in the total amount of NIS 24.3 million.  Eshkolot also requested a permanent injunction order against the cable companies that will prohibit the broadcast of protected performances employing performers’ rights held by Eshkolot, unless expressly authorized by Eshkolot.  Further, the Court was requested to give a temporary injunction to prohibit the cable companies from broadcasting performances employing performers’ rights held by Eshkolot, if an advance express written authorization from Eshkolot does not exist, until the hearing and the decision in Eshkolot’s primary claim for compensation for violating performers’ rights and in the request for the permanent injunction against the cable companies.

               In January 2004, Eshkolot submitted two petitions to the Restrictive Business Practices Court.  The first petition challenges the decision of the Controller to grant the cable television operators an exemption from approval by the Restrictive Business Practices Court of a restrictive arrangement (in connection with their joint activities).  The second petition challenges the decision of the Controller taken on December 15, 2003, to extend the validity of the approval of the merger of the three Israeli cable television operators, or in the alternative, to make the extension conditional upon matters listed in Eshkolot’s petition or any other condition deemed appropriate by the Restrictive Business Practices Court.   On or about the date of filing the principal lawsuit, the parties commenced negotiations in order to forward the case to arbitration. On May 2, 2004, the parties entered into an agreement to arbitrate the disputes pending before the District Court, which included the agreement that the cable companies would pay some amount to Eshkolot in consideration for the use of its rights until the conclusion of the arbitration.  Accordingly, on May 11, 2004, Eshkolot submitted an application, with the agreement of the parties and in light of the arbitration agreement referred to above, to have the petitions to the Restrictive Business Practices Court cancelled in order to transfer the petition to the arbitration.  On May 13, 2004, the court approved the parties notice of arbitration and the case was forwarded to arbitration with instructions to strike the suit with no order for expenses. On June 2, 2004, the first arbitration hearing was held, and at such hearing, dates were set for the submission of statements of claims and defenses.

               (m) On June 29, 2003, a request to approve a class action was filed against us. The amount of the claim, as estimated by the petitioners, is approximately NIS 100 million, as of the date of the request. The claim consists of two causes of action. The first cause of action is not granting penetration discount as opposed to the directives of the franchise. The petitioners argue that the discount requested is by virtue of the terms of the franchise which determine that it is mandatory to grant a penetration discount at the rate of 10% of the price determined in the ICP arrangement whereas, in practice, we granted our customers a penetration discount of 10% of the price set in the franchise.  For more details regarding the ICP arrangement, please see “Item 4B. Business Overview – HOT Vision and Cooperation of the Cable Television Operators in Production of Broadcasting”.

               The second cause of action is with respect of a limitation, which the Restrictive Trade Practices Court imposed on the increase of subscriber fees, where it prohibited the cable companies, including the Company, to increase, in real terms, the subscriber fees in excess of 1.9% per year (“the Ruling”).

               The petitioners contend that the cable companies increased the subscriber fees a day after the Ruling was rendered and calculated the annual increase rate – 1.9% from a starting price that was higher than the price that was determined as a starting price by the Restrictive Trade Practices Court.  On February 23, 2004, we submitted our response to this petition, whereby with respect to the first allegation of the petitioners, we clarified that the clear and defined objective of the increase of the subscriber fees that was determined by the Restrictive Trade Practices Court was not a determination of new subscriber fees, as defined in the franchise.

               We claimed that the Restrictive Trade Practices Court determined a ceiling for the increase only to prevent the cable companies from rolling over to the public the arrangement fee they were required to pay, by an immediate increase of the subscriber fees up to the ceiling. In addition, whereas we already granted a penetration discount of 10% in regions, which are the object of the claim prior to rendering the Ruling, the petitioners allegation implies that it was to grant a double discount than the one intended by the Minister of Communications, and such a conclusion is unreasonable and is not consistent with the provisions of the Ruling.

               As to the second allegation of the petitioners, we responded that an increase of the subscriber fees a day after the Ruling was rendered, was only a result of linking the subscriber fees to the CPI, pursuant to the provisions of the franchise and the Bezeq Regulations (Franchises) – 1987, and such an increase was permitted in the ICP arrangement and pursuant to the Ruling.

               We and the petitioner have reached an agreement according to which the lawsuit will be stricken in consideration for the payment by us of the petitioners’ legal expenses in an immaterial amount.

Dividend Distribution Policy

We have not adopted any dividend distribution policy and we cannot assure that we would pay additional dividends in the future. In the past we have distributed cash dividends. See “Item 3A. Key Information – Selected Financial Data - Payment of Dividends to Shareholders”.

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

	Nasdaq ($ per ADS)		Nasdaq (NIS per ADS)		Tel Aviv Stock Exchange ($ per ordinary share)		Tel Aviv Stock Exchange (NIS per ordinary share)

	High	Low	High	Low	High	Low	High	Low

Most recent five full financial years

1999	59.00	19.87	245.02	80.17	28.51	9.95	120.40	41.40
2000	69.25	32.81	281.57	132.63	34.59	15.70	141.20	64.69
2001	34.25	9.74	140.70	38.45	17.02	5.22	69.90	22.75
2002	18.58	8.34	83.11	42.19	9.20	4.27	40.82	20.58
2003	16.59	9.91	74.26	48.43	8.13	4.96	36.31	24.22

Most recent two full financial years

2002
First Quarter	18.58	11.70	83.11	54.69	9.20	5.80	40.82	27.06
Second Quarter	12.05	8.84	57.67	143.60	6.13	4.49	29.36	22.10
Third Quarter	11.40	9.66	54.88	46.26	5.64	4.98	26.27	23.18
Fourth Quarter	11.03	8.34	51.48	42.19	6.13	4.27	28.60	20.58

2003
First Quarter	12.0	9.91	56.24	48.43	5.87	4.96	28.51	24.22
Second Quarter	15.70	11.76	71.65	54.78	7.65	6.22	35.02	27.60
Third Quarter	13.50	11.44	58.68	50.69	6.95	5.85	29.87	25.92
Fourth Quarter	16.59	12.77	74.26	57.30	8.13	6.63	36.31	29.28

Most recent six months

December 2003	16.59	14.22	73.56	62.40	8.16	7.09	35.52	31.44
January 2004	17.67	15.00	78.76	66.08	8.90	7.68	39.88	33.82
February 2004	17.49	15.24	78.58	67.91	8.34	7.62	37.20	34.08
March 2004	20.25	15.41	90.78	69.10	10.03	7.84	44.98	35.34
April 2004	20.39	19.45	92.88	87.93	10.21	9.57	46.16	43.25
May 2004	19.31	17.00	88.25	78.27	9.73	8.79	44.63	40.47

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

Rights Attached to Shares

               Our registered share capital consists of a single class of 100 million ordinary shares, par value NIS 1.00 per share, of which 30,203,917 ordinary shares were issued and outstanding as of December 31, 2003, and 30,219,454 ordinary shares were issued and outstanding as of May 31, 2004.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the ordinary shares are as follows:

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

               Under our articles of association, our directors are appointed by a simple majority of our shareholders at a general meeting, duly convened, and they serve until the next annual meeting or until earlier termination of their office pursuant to our articles of association, provided that, external directors shall be elected in accordance with applicable law and/or relevant stock exchange rules applicable to us. For information regarding the appointment of external directors, see “Item 6C. Directors, Senior Management and Employees - Board Practices – Independent Directors and External Directors.”  In each annual general meeting the directors that were elected at the previous annual general meeting are deemed to have resigned from their office. A resigning director may be reelected. However, our directors are nominated according to the provisions of a shareholders agreement from October 1993, as more fully described in “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders - Matav Shareholders Agreement.”

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

Anti-Takeover Provisions; Mergers and Acquisitions

               Our Cable Broadcast Licenses and HeadEnd License, and the AMAT Infrastructure License  include restrictions regarding changes of means of control of the Licensees.  See “Item 4B. Information on the Company – Business Overview – Our Licenses - Restrictions Upon Changes of Means of Control”.  In accordance with the Cable Broadcast Licenses, the restrictions set forth in these licenses regarding changes of means of control of the licensees have been entrenched in our articles of association, as approved by our shareholders at the annual general meeting of October 31, 2002.

               The Israeli Companies Law allows for mergers, provided that each party to the transaction obtains the approval of its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice.  For the purpose of the shareholder vote, unless a court rules otherwise, a statutory merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, have voted against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  Finally, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies be each merging company.

               The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company and there is no existing majority shareholder of the company.  In any event, if as a result of an acquisition of shares a purchaser would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares of such class.  If more than 95% of the outstanding shares are tendered in the tender offer, all shares that the purchaser offered to acquire are transferred to such purchaser.  However, the remaining minority shareholders may seek to alter the consideration by court order.

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

•	Limited Partnership Agreement among the three cable television relating to HOT Telecom L.P., dated October 2003.

•	Agreement relating to the establishment of HOT Telecom Ltd., dated October 2003.

10D.       EXCHANGE CONTROLS

               There are currently no currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of shares, except for the obligations of Israeli residents to file reports with the Bank of Israel regarding such transactions.  However, legislation remains in effect under which currency controls can be imposed by administrative action at any time. Under Israeli law, persons who are neither residents nor nationals of Israel may freely hold, vote and transfer ordinary shares in the same manner as Israeli residents or nationals.

               Neither our articles of association nor our memorandum of association contain any restrictions on non-residents or non-nationals of Israel concerning the holding, voting or transfer of our ordinary shares.

10E.       TAXATION

ISRAELI TAX

               The following is a summary of the current tax laws of the State of Israel as they relate to us and our shareholders.  The following also includes a discussion of the material Israeli tax consequences to persons purchasing our ordinary shares.  To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future of the appropriate tax authorities or the courts.  This discussion is not intended and should not be construed as legal or professional tax advice, may not apply to all shareholders, and does not cover all possible tax considerations.

Tax Reform

               On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the Tax Reform, came into effect.

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

•

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, mainly on a personal basis, including income derived from passive sources such as interest, dividends and royalties, subject to exemptions provided by applicable law in certain circumstances;

•

Imposition of capital gains tax on capital gains realized by Israeli individuals as of January 1, 2003, from the sale of shares of companies publicly traded on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain circumstances). For information with respect to the applicability of Israeli capital gains taxes on the sale of our ordinary shares, see “Capital Gains Tax” below;

•	Effectuation of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

•

Introduction of tax at a rate of 25% on dividends paid, under certain circumstances, by one Israeli company to another (which are generally not subject to tax), if the source of such dividend is income that was derived outside of Israel.

General Corporate Tax Structure

               Israeli companies are generally subject to income tax at the corporate tax rate of 36% and are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.  On June 2, 2004, the Israeli government introduced a bill to the Israeli parliament proposing, among other things, changes to the corporate tax rate.  The bill proposes to reduce the corporate tax rate from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter.  In order to enact the bill as law, the bill must be approved by the Israeli parliament and published.  The bill might be modified prior to enactment or might not be enacted at all.  Accordingly, we cannot predict the consequences of the bill to us.

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

Dividends

               We currently do not intend to pay dividends for the foreseeable future.  See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Dividend Distribution Policy.”  However, the following Israeli tax consequences would apply in the event we actually pay any dividends in respect of ordinary shares.

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

Taxation of Non-Israeli Residents

               Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. Distributions of dividends other than bonus shares or stock dividends are subject to income tax at a rate of 25% that is withheld at source, unless a different rate is provided in an applicable treaty between Israel and the shareholder’s country of residence.

Capital Gains Tax

General

               Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder country of residence provides otherwise.  The law distinguishes between Real Gain and Inflationary Surplus.  Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  Real Gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003 are taxed at a rate of 25% for both individuals and corporations

Taxation of Israeli Residents

               Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, or (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock exchange or regulated market outside (such as us). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the capital gain will be taxed at a rate of 25%) and does not apply to: (i) the sale of shares to a relative (as defined in the tax reform); (ii) the sale of shares by dealers in securities(who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 49% for individuals); (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 49% for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to our initial public offering (that may be subject to a different tax arrangement).  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Taxation of Non-Israeli Residents

               Pursuant to a specific exemption, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders are not subject to the Inflationary Adjustment Law and did not acquire their shares prior to our initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

U.S. TAX

United States Federal Income Tax Considerations

               Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a holder of ordinary shares, referred to for purposes of this discussion as a “U.S. holder,” that is:

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

               This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated there under and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

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

Dividends Paid on the Ordinary Shares

          A U.S. Shareholder generally will be required to include in gross income the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Under U.S. legislation enacted in 2003, which is generally effective for tax years beginning after December 31, 2002 and before January 1, 2009, a maximum U.S. federal income tax rate of 15% (rather than the higher rates of tax generally applicable to items of ordinary income) will apply to “qualified dividend income” received by an individual (as well as certain trusts and estates) provided certain holding period requirements are met. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation.” A non-U.S. corporation (other than a foreign personal holding corporation, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel Tax Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares are considered readily tradable on an established securities market if such shares are listed on an established securities market in the United States such as the NASDAQ National Market. Information returns reporting dividends paid to U.S. Shareholders will identify the amount of dividends eligible for the reduced rates. Distributions in excess of such earnings and profits will be treated first as non-taxable return of capital reducing the U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in Israeli shekels will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution.

Credit for Israeli Taxes Withheld

               Subject to certain conditions and limitations, U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability.  The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must generally be determined on an individual basis by each shareholder.  The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income.  Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.  The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income.  However, a U.S. holder who is a natural person may elect not to be subject to the foreign tax credit limitation rules if all of that U.S. holder’s foreign source income is qualified passive income and his or her creditable foreign taxes do not exceed $300, or $600 for joint returns, in a taxable year.  Qualified passive income includes dividends and other amounts, but only to the extent the U.S. holder receives a Form 1099 or similar payee statement with respect to that qualified passive income.  A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Special rules apply in determining the foreign tax credit limitation with respect to qualified dividend income that is subject to the maximum 15% tax rate.

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

Tax Consequences if the Company is a Passive Foreign Investment Company

               The Company will be a passive foreign investment company, or PFIC, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which the Company is considered to own 25% or more of the shares by value, is passive income. Alternatively, the Company will be considered to be a PFIC if at least 50% of the average value of its gross assets in a taxable year – calculated quarterly and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which the Company is considered to own 25% or more of the shares by value – are held for the production of, or produce, passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produced passive income. If the Company were a PFIC, and a U.S. holder did not make an election to treat the Company as a “qualified electing fund” (as described below), then:

•

“excess distributions” by the Company to a U.S. holder would be taxed in a special way.  “Excess distributions” are amounts received by a U.S. holder with respect to the Company’s shares or ADSs in any taxable year that exceed 125% of the average distributions received by that U.S. holder from the Company in (i) the three previous years or (ii) the U.S. holder’s holding period for ordinary shares before the present taxable year, if shorter. Excess distributions must be allocated ratably to each day that a U.S. holder has held the Company’s securities.  A U.S. holder must include amounts allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company is a PFIC, in its gross income as ordinary income for that year.  A U.S. holder must pay tax on amounts allocated to each prior taxable year during which the Company was a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•

the entire amount of gain that was realized by a U.S. holder upon the sale or other disposition of ordinary shares will also be treated as an “excess distribution” and will be subject to tax as described above.

•

a U.S. holder’s tax basis in the Company’s shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

               The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes an election to treat the Company as a “qualified electing fund,” or QEF, in the first taxable year in which the U.S. holder owns ordinary shares and the Company is a PFIC. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. holder may make a QEF election only if the Company agrees to furnish the U.S. holder annually with certain tax information on a “PFIC annual information statement.” The Company does not presently prepare or provide such information, and such information may not be available to U.S. holders if the Company is subsequently determined to be a PFIC.

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

               The Company believes that it was not a PFIC in 2003. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.  Accordingly, there can be no assurance that the Company will not become a PFIC.

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

Information Reporting and Backup Withholding

               U.S. holders generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, ADSs or ordinary shares.  U.S. holders are also generally subject to back-up withholding on such dividends or sales proceeds at a rate of up to 28% unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

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

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

               We are exposed to risks deriving from changes in the exchange rate of the shekel against foreign currencies, to risks deriving from changes in the interest rates and inflation rates, and to other market risks.  From time to time, we examine the exposure and the risks that such exposures create, and take hedging measures, while taking market conditions into consideration.  However, there is no assurance that our hedging measures will offset, either in whole or in part, if at all, the financial effects deriving from adverse changes in exchange rates, interest rates, inflation rates or other market risks.  We do not hold or issue hedging instruments for the purpose of trading in them.  See Note 18 of our financial statements.

Risks Deriving from Exchange Rates

               As of December 31, 2003, we had liabilities denominated or linked to foreign currency in an aggregate amount of approximately NIS 51.6 million, and assets denominated or linked to foreign currency in an aggregate amount of approximately NIS 70.1 million.  All of our programming expenses and a portion of our other expenses are denominated or linked to foreign currency (which, for the year ended December 31, 2003 was NIS 194.4 million).  On the other hand, all of our revenue (which, for the year ended December 31, 2003, was NIS 545.5 million) is wholly denominated in shekels.

               During the years 2003, 2002 and 2001, in light of the fluctuation in the exchange rate of the U.S. dollar in relation to the NIS, we entered into derivative transactions to purchase U.S. dollars at predetermined exchange rates.  As of December 2003, we had call options to buy $24 million and put options to sell $24 million. As a result of the above, we recorded a financial loss (gain) in our financial statements for the years ended December 31, 2003, 2002 and 2001, in the amount of about NIS 11.2 million, NIS 0.4 million and NIS (1.5) million, respectively.

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

               Regarding our assets and liabilities that are linked to the Israeli consumer price index and unlinked, see Note 18 of our financial statements.

               Further, we may be unable to update the fees we collect from our subscribers in order to keep pace with inflation, due to regulatory restrictions and/or market factors.  This may cause a decrease of our income in real terms.

               In addition, according to Accounting Standards No. 12 and No. 17, which deal with discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for inflation in Israel beginning January 1, 2004.  Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.  The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

               The effect of the adoption of Accounting Standard No. 12 is dependent on the inflation rate in Israel, on the composition of the Company’s assets and its sources of financing at that time.

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

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

               None

Use of Proceeds

None

ITEM 15.          CONTROLS AND PROCEDURES

               In June 2003, we established a Disclosure Controls Procedure Committee and adopted Disclosure Controls and Procedures.

               Within 90 days prior to the date of this annual report, we carried out an evaluation, under the supervision and with the participation of our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

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

ITEM 16.          [RESERVED]

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

               Our board of directors has determined that Yair Keusch, one of the members of our audit committee, qualifies as a financial expert under the applicable regulations.

ITEM 16B.       CODE OF ETHICS

               On April 29, 2004, we adopted a code of ethics that applies to all of the Company’s directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from Matav’s legal department, tel: +972-9-860-2261.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For 2002 and 2003, we paid audit fees in the aggregate amount of approximately $94,000 and $84,000, respectively.  Out of the total amounts paid for audit fees, we paid our principal accountant, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, aggregate amounts of approximately $47,000 and $60,000 for 2002 and 2003, respectively.   Out of the total amounts paid for audit fees, we paid Kesselman & Kesselman, a member of PriceWaterhouse Coopers, aggregate amounts of approximately $47,000 and $24,000 for 2002 and 2003, respectively.  Audit fees consist of fees billed for the annual audit services engagements and other audit services which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audit; consents; and assistance with review of documents filed with the SEC.

Audit Related Fees

We paid audit related fees in the aggregate amount of approximately $85,000 to Kesselman & Kesselman in 2002, and the aggregate amount of approximately $75,000 to Kost Forer Gabbay & Kasierer in 2003. Audit related services fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting, reporting standards and internal control reviews.

Tax Fees

We paid tax fees in the aggregate amounts of approximately $57,000 and $119,000, respectively. Out of the total amounts paid for tax fees, we paid approximately $13,000 and $19,000 to Kesselman and Kesselman in 2002 and 2003, respectively.  Out of the total amounts paid for tax fees, we paid approximately $44,000 and $100,000 to Kost Forer Gabbay & Kasierer in 2002 and 2003, respectively.   Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refunds; tax consultations such as assistance and representation in connection with tax audits and appeals and tax planning services.

All Other Fees

For 2002 we paid Kost Forer Gabbay & Kasierer approximately $15,000 for other services.   We did not pay any other fees in 2003.

Pre-approval Policies and Procedures

Our audit committee will approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.  EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

               We have responded to “Item 18. Financial Statements” in lieu of responding to this Item.

ITEM 18.          FINANCIAL STATEMENTS

               The following financial statements are filed as part of this annual report.

ITEM 19.          EXHIBITS

               The exhibits filed with or incorporated by reference into this annual report are listed on the index of exhibits below.

Exhibit Number	Description

***1.1	Matav’s Articles of Association, as adopted on December 31, 2000 and amended on October 31, 2002

*1.2	English translation of Matav’s Memorandum of Association

*2(a)	Specimen Certificate for American Depository Shares

***3.1	English translation of Shareholders Agreement dated October 18, 1993

***3.2	English translation of Amendment to Shareholders Agreement dated October 18, 1993, dated July 8, 2002

**4(a)(i)-A	English summary of Merger Arrangement dated December 31, 2001

***4(a)(i)-B	English summary of final version of Merger Agreement dated February 2003

4(a)(i)-C	English summary of Limited Partnership Agreement for HOT Telecom L.P., dated October 2003, as amended in November 2003.

4(a)(i)-D	English summary of Agreement relating to the establishment of HOT Telecom Ltd., dated October 2003.

†4 (b)(ii)(b)-A

English translation of Cable Broadcast License dated April 30, 2002, as amended, granted to Matav- Cable Systems Media Ltd., and Cable Broadcast License dated April 30 2002, as amended, granted to Cable Systems Media Haifa - Hadera Ltd.

***4(b)(ii)(b)-B	English translation of Telecommunications Infrastructure License dated March 27, 2002 granted to Matav Infrastructure 2001 L.P.

**4(b)(ii)(b)-C	English summary of Broadcasting HeadEnd License dated May 2, 2002 granted to Cable Systems Media Haifa - Hadera Ltd.

4(b)(ii)(b)-D	English translation of Telecommunications Infrastructure License dated November 25, 2003 granted to HOT Telecom L.P.

***4(c)(1)	English translation of 2001 Senior Employee Option Plan

4(c)(2)	English summary of principal terms of 2003 Option Plan

6	See Note 2(p) to our financial statements for information explaining how net loss per share information was calculated

8	List of Subsidiaries

10.1	Consent of Independent Auditors

12.1	Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-4822).
**	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2001.
***	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2002.
†

The terms of the Cable Broadcast License granted to Cable Systems Media Haifa - Hadera Ltd. are substantially identical to the terms of the Cable Broadcast License granted to Cable Systems Media Ltd.  In accordance with Rule 12b-31, only the latter is exhibited hereto (Exhibit 4 (b)(ii)(b)-A).  The only substantial differences between the two licenses are in relation to fees and license areas.  An English translation of the annexes of the licenses relating to these issues is exhibited hereto separately for each license.

GLOSSARY OF SELECTED TERMS

               The following explanations are not intended as technical definitions, but to assist the reader to understand certain terms as used in this annual report.

GLOSSARY

ADSL: asymmetric digital subscriber line, refers to a modem technology that provides enhanced and affordable access to the Internet, video streaming, and a wide variety of other multimedia broadband services over existing copper twisted-pair wire-lines. The ADSL is the basic and most commonly used technology (of the DSL family) offered by telecommunication companies.

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

Downstream Path: refers to a broad-band (85-860MHz), “One-to-Many” HFC network segment, which carries RF signals (TV Channels) from the network HeadEnd, “Down” to all the subscribers homes.  (Very basic, One-Way Cable services utilize the downstream path only).

DSL: digital subscriber line, refers to a modem technology that provides enhanced and affordable access to the Internet, video streaming, and a wide variety of other multimedia broadband services over existing copper twisted-pair wire-lines; DSL operates with different data rates in the two directions.  The ADSL is part of the DSL technology family.

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

HeadEnd refers to a collection of hardware, typically including, satellite dishes, satellite receivers, modulators, amplifiers and videocassette playback machines. After being processed, signals are then combined for distribution within the cable television network.

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

Inside Wiring: refers to a part of the public telecommunications network that is located in the premises of the subscriber, and is designed to serve the premises of only such subscriber

Interactive services: refers to different services by way of interactive applications that are provided to our digital subscribers through the use of the subscriber’s digital set-top box.

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

Set-top box: refers to an auxiliary device that usually rests on top of or adjacent to a television receiver. The set-top box is used to receive analog or digital transmissions and digital television to be viewed on an ordinary television set. The set-top device may convert television or signals to a form or format that allows end-user channel selection or interaction. It may tune channels that the television does not tune and may include descrambling circuitry. It may also include an electronic program guide.

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

MATAV – CABLE SYSTEMS MEDIA LTD.

/s/ Shalom Bronstein

Name:	Shalom Bronstein
Title:	Chief Financial Officer

Date:	June 29, 2004

/s/ Amit Levin

Name:	Amit Levin
Title:	Chief Executive Officer

Date:	June 29, 2004

MATAV - CABLE SYSTEMS MEDIA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

ADJUSTED TO THE NIS OF DECEMBER 2003

- - - - - - - - - - - - - - - -

■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MATAV – CABLE SYSTEMS MEDIA LTD.

          We have audited the accompanying balance sheets of Matav - Cable Systems Media Ltd. (“the Company”) as of December 31, 2003 and 2002 and the consolidated balance sheets as such dates and the related statements of operations, changes in shareholders equity and cash flows - Company and consolidated - for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the year ended December 31, 2001 were audited by other auditors whose report dated March 13, 2002, expressed an unqualified opinion on those statements.

          We did not audit the financial statements of a jointly controlled Company whose assets included in the consolidation constitute approximately 5.7% of total consolidated assets as of December 31, 2003. Also, we did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to adjusted NIS 65,373 thousand and adjusted NIS 19,736 thousand as of December 31, 2003 and 2002, respectively, and the Company’s equity in their earnings amounted to adjusted NIS 42,105 thousand and adjusted NIS 10,910 thousand for the years ended December 31, 2003 and 2002, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

          We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2003 and 2002 and the consolidated results of operations, changes in shareholders equity and cash flows – of the Company and consolidated - for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from U.S. generally accepted accounting principles (as restated, see Note 26 to the consolidated financial statements).

          As explained in Note 2b, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

          Without qualifying our opinion, we draw attention to the matters described in Note 15 regarding claims filed against the Company and its subsidiaries.

Tel-Aviv, Israel March 30, 2004 Except for Note 24 as to which the date is June 30, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MATAV – CABLE SYSTEMS MEDIA LTD.

We have audited the consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2001 of Matav - Cable Systems Media Ltd. (the “Company”) and its subsidiaries. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an associated company, the Company’s share in the losses of which, is adjusted NIS 1,792,000 in 2001. The financial statements of the associated company were audited by other independent auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based solely on the report of the other independent auditors.

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

In our opinion, based upon our audits and the report of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the Company and its subsidiaries consolidated results of operations, the changes in shareholders’ equity and cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net income for the year ended December 31, 2001, to the extent summarized in note 26.

As explained in note 1b, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we draw attention to claims filed against the Company and one of its subsidiaries, as described in note 15.

Tel-Aviv, Israel March 13, 2002	Kesselman & Kesselman Certified Public Accountants (Isr.)

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2003

				Convenience translation (Note 2c)
		December 31,
				December 31,
		2002	2003	2003

	Note	Adjusted NIS		U.S. dollars

		(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		7,604	37,948	8,666
Trade receivables	4a	68,697	83,151	18,989
Other accounts receivable	4b	17,837	19,765	4,514

		94,138	140,864	32,168

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	5b	22,400	66,807	15,256
Investment in other company	5c	16,241	16,241	3,709
Long-term loans granted to employees		611	-	-
Severance pay fund, net	12	316	-	-
Investment in limited partnerships	6	-	2,057	470
Rights to broadcast movies and programs	7	-	34,927	7,976
Other receivables		-	885	202

		39,568	120,917	27,613

FIXED ASSETS:	8
Cost		1,987,219	2,028,447	463,222
Less - accumulated depreciation		995,221	1,151,622	262,987

		991,998	876,825	200,234

OTHER ASSETS AND DEFERRED CHARGES, NET	9	6,922	3,946	901

		1,132,626	1,142,552	260,916

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2003

				Convenience translation (Note 2c)
		December 31,
				December 31,
		2002	2003	2003

	Note	Adjusted NIS		U.S. dollars

		(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank credit	10	514,123	435,403	99,430
Current maturities of debentures	14	33,730	33,701	7,696
Trade payables	11a	84,056	94,699	21,626
Jointly controlled entity - current account		2,682	17,690	4,040
Other accounts payable	11b	84,607	158,982	36,306

		719,198	740,475	169,097

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	13	142,085	127,403	29,094
Debentures	14	99,462	66,145	15,105
Customers’ deposits for converters, net of accumulated amortization	2l	24,809	25,675	5,863
Severance pay liability, net	12	-	2,106	481

		266,356	221,329	50,543

COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS	15

SHAREHOLDERS’ EQUITY:
Share capital:	16
Ordinary shares of NIS 1.00 par value - authorized: 100,000,000 shares; issued and outstanding: 30,203,918 shares		48,882	48,882	11,163
Additional paid-in capital		401,329	375,538	85,758
Accumulated deficit		(238,222)	(243,672)	(55,645)

		211,989	180,748	41,276
Less - cost of Company shares held by subsidiary (December 31, 2002 - 1,343,497 shares)		(64,917)	-	-

		147,072	180,748	41,276

		1,132,626	1,142,552	260,916

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
BALANCE SHEETS - THE COMPANY

Adjusted to the NIS of December 2003

				Convenience translation (Note 2c)
		December 31,
				December 31,
		2002	2003	2003

	Note	Adjusted NIS		U.S. dollars

		(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		7,444	35,879	8,193
Trade receivables	4a	47,635	45,400	10,368
Other accounts receivable	4b	12,677	19,431	4,437

		67,756	100,710	22,998

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in subsidiaries and long-term accounts	5a	265,908	247,348	56,485
Investments in affiliates	5b	29,170	75,992	17,354
Investment in other company	5c	16,227	16,227	3,706
Long-term loans granted to employees		464	-	-
Severance pay fund, net	12	405	-	-
Other receivables		-	885	202

		312,174	340,452	77,747

FIXED ASSETS:	8
Cost		1,430,108	1,429,183	326,372
Less - accumulated depreciation		704,438	816,948	186,560

		725,670	612,235	139,812

OTHER ASSETS AND DEFERRED CHARGES, NET	9	2,497	1,330	304

		1,108,097	1,054,727	240,860

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
BALANCE SHEETS - THE COMPANY

Adjusted to the NIS of December 2003

				Convenience translation (Note 2c)
		December 31,
				December 31,
		2002	2003	2003

	Note	Adjusted NIS		U.S. dollars

		(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank credit	10	514,104	394,896	90,179
Current maturities of debentures	14	33,730	33,701	7,696
Trade payables	11a	67,421	63,617	14,528
Subsidiaries - current account		3,077	15,988	3,651
Other accounts payable	11b	73,185	140,608	32,110

		691,517	648,810	148,164

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	13	142,085	127,403	29,094
Debentures	14	101,190	67,402	15,392
Losses over investment in subsidiaries	5a	7,886	10,778	2,461
Customers’ deposits for converters, net of accumulated amortization	2l	18,347	18,882	4,312
Severance pay liability, net	12	-	704	161

		269,508	225,169	51,420

COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS	15

SHAREHOLDERS’ EQUITY:
Share capital:	16
Ordinary shares of NIS 1.00 par value - authorized: 100,000,000 shares; issued and outstanding: 30,203,918 shares		48,882	48,882	11,163
Additional paid-in capital		401,329	375,538	85,758
Accumulated deficit		(238,222)	(243,672)	(55,645)

		211,989	180,748	41,276
Less - cost of Company shares held by subsidiary (December 31, 2002 – 1,343,497 shares)		(64,917)	-	-

		147,072	180,748	41,276

		1,108,097	1,054,727	240,860

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

Adjusted to the NIS of December 2003

					Convenience translation (Note 2c)
		Year ended December 31,
					Year ended December 31,

		2001	2002	2003	2003

	Note	Adjusted NIS			U.S. dollars

		(In thousands, except earning (loss) per ordinary share and ADS)

Revenues	2j	469,389	495,536	545,480	124,567

Operating expenses:
Depreciation		142,287	161,996	160,521	36,657
Other operating expenses	19a	341,927	345,441	306,165	69,917

Total operating expenses		484,214	507,437	466,686	106,574

Gross profit (loss)		(14,825)	(11,901)	78,794	17,993

Selling, marketing, general and administrative expenses:	19b
Selling and marketing		57,974	40,643	43,954	10,037
General and administrative		57,052	46,137	42,659	9,742

		115,026	86,780	86,613	19,779

Operating loss		(129,851)	(98,681)	(7,819)	(1,786)
Financial expenses, net	19c	(52,088)	(48,089)	(83,958)	(19,173)
Other income, net	19d	3,053	278,535	80,996	18,496

Income (loss) before taxes on income		(178,886)	131,765	(10,781)	(2,462)
Taxes on income	17	(434)	108,851	35,576	8,124

Income (loss) from operations of the Company and its subsidiaries		(178,452)	22,914	(46,357)	(10,586)
Equity in earnings (losses) of affiliates, net	5	(78,822)	10,910	40,907	9,342

Net income (loss) for the year		(257,274)	33,824	(5,450)	(1,244)

Earnings (loss) per Ordinary share - NIS	2p	(8.92)	1.17	(0.19)	(0.043)

Earnings (loss) per ADS - NIS	2p	(17.84)	2.35	(0.37)	(0.085)

Weighted average number of shares outstanding (in thousands)	2p	28,834	28,860	29,347	29,347

Weighted average number of ADS outstanding (in thousands)	2p	14,417	14,430	14,674	14,674

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF OPERATIONS - THE COMPANY

Adjusted to the NIS of December 2003

		Year ended December 31,			Convenience translation (Note 2c)

					Year ended December 31,
		2001	2002	2003	2003

	Note	Adjusted NIS			U.S. dollars

		(In thousands, except earning (loss) per ordinary share and ADS)

Revenues	2j	337,583	347,890	367,326	83,884

Operating expenses:
Depreciation		103,026	116,151	116,878	26,691
Other operating expenses	19a	248,680	229,917	207,205	47,318

Total operating expenses		351,706	346,068	324,083	74,008

Gross profit (loss)		(14,123)	1,822	43,243	9,875

Selling, marketing, general and administrative expenses:	19b
Selling and marketing		41,913	29,124	26,878	6,138
General and administrative		39,960	29,899	28,288	6,460

		81,873	59,023	55,166	12,598

Operating loss		(95,996)	(57,201)	(11,923)	(2,723)
Financial expenses, net	19c	(36,826)	(44,125)	(79,387)	(18,129)
Other income, net	19d	3,121	286,574	84,941	19,397

Income (loss) before taxes on income		(129,701)	185,248	(6,369)	(1,454)
Taxes on income	17	(2,305)	108,851	35,496	8,106

Income (loss) from operations of the Company		(127,396)	76,397	(41,865)	(9,560)
Equity in earnings (losses) of affiliates and subsidiaries, net	5	(129,878)	(42,573)	36,415	8,316

Net income (loss) for the year		(257,274)	33,824	(5,450)	(1,244)

Earnings (loss) per Ordinary share - NIS	2p	(8.92)	1.17	(0.19)	(0.043)

Earnings (loss) per ADS - NIS	2p	(17.84)	2.35	(0.37)	(0.085)

Weighted average number of shares outstanding (in thousands)	2p	28,834	28,860	29,347	29,347

Weighted average number of ADS outstanding (in thousands)	2p	14,417	14,430	14,674	14,674

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Adjusted to the NIS of December 2003

	Share capital		Additional paid-in capital	Accumulated deficit	Cost of Company shares held by subsidiary	Total

	Number of shares	Amount

	Adjusted NIS

	(In thousands)

Balance at January 1, 2001	28,785	47,403	335,100	(14,772)	-	367,731
Loss for the year	-	-	-	(257,274)	-	(257,274)
Exercise of stock options by employees and exercise of series 1 warrants (Note 16b and c)	49	52	2,037	-	-	2,089
Acquisition and exercise of Company Series 1 warrants by subsidiary	1,370	1,427	64,517	-	(66,205)	(261)

Balance at December 31, 2001	30,204	48,882	401,654	(272,046)	(66,205)	112,285
Loss for the year	-	-	-	33,824	-	33,824
Sale of Company shares held by subsidiary	-	-	(325)	-	1,288	963

Balance at December 31, 2002	30,204	48,882	401,329	(238,222)	(64,917)	147,072
Loss for the year	-	-	-	(5,450)	-	(5,450)
Sale of Company shares held by subsidiary	-	-	(25,791)	-	64,917	39,126

Balance at December 31, 2003	30,204	48,882	375,538	(243,672)	-	180,748

	Convenience translation into U.S. dollars (Note 2c)

	(In thousands except share amounts)

Balance at January 1, 2003	6,897	11,163	91,649	(54,401)	(14,825)	33,586
Loss for the year	-	-	-	(1,244)	-	(1,244)
Sale of Company shares held by subsidiary	-	-	(5,891)	-	14,825	8,934

Balance at December 31, 2003	6,897	11,163	85,758	(55,645)	-	41,276

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2003

	Year ended			Convenience translation (Note 2c)

	December 31,			Year ended
				December 31,
	2001	2002	2003	2003

	Adjusted NIS			U.S. dollars

	(In thousands)
Cash flows from operating activities:

Net income (loss) for the year	(257,274)	33,824	(5,450)	(1,244)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)	276,013	*) (123,249)	101,503	23,179

Net cash provided by (used in) operating activities	18,739	(89,425)	96,053	21,935

Cash flows from investing activities:

Jointly controlled company, proportionally consolidated for the first time (b)	-	-	1,980	452
Purchase of fixed assets	(253,343)	(77,296)	(56,642)	(12,935)
Investment in affiliate	(3,518)	-	-	-
Repayment of long-term loans to affiliate	-	461	292	67
Deposit in trust, net	-	1,838	-	-
Investment in other assets	(1,066)	(2,924)	-	-
Proceeds from sale of investment in affiliate	20,651	*) 305,088	114,440	26,134
Proceeds from sale of fixed assets	2,012	1,243	1,700	388
Grant of long-term loan for purchase of fixed assets	-	-	(1,394)	(318)

Net cash provided by (used in) investing activities	(235,264)	228,410	60,376	13,788

Cash flows from financing activities:

Exercise of stock options by employees and exercise of series 1 warrants, net of issuance costs	2,089	-	-	-
Acquisition and exercise of Company’s series 1 warrants by a subsidiary	(261)	-	-	-
Sale of Company shares held by subsidiary	-	963	39,126	8,934
Sale of Company debentures by subsidiary	23,268	-	-	-
Receipt of long-term loans from banks and others	25,255	6,508	31,676	7,234
Repayment of long-term loans to banks and others	(2,139)	(129,430)	(73,522)	(16,790)
Redemption of debentures	(28,501)	(33,637)	(33,701)	(7,696)
Short-term bank credit, net	195,700	23,721	(89,664)	(20,475)

Net cash provided by (used in) financing activities	215,411	(131,875)	(126,085)	(28,793)

Increase (decrease) in cash and cash equivalents	(1,114)	7,110	30,344	6,929
Cash and cash equivalents at beginning of year	1,608	494	7,604	1,736

Cash and cash equivalents at end of year	494	7,604	37,948	8,666

*)          Reclassified.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2003

		Year ended			Convenience translation (Note 2c)

		December 31,			Year ended
					December 31,
		2001	2002	2003	2003

		Adjusted NIS			U.S. dollars

		(In thousands)

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Equity in losses (earnings) of affiliates, net	78,822	(10,910)	(40,907)	(9,342)
	Depreciation and amortization	144,202	165,745	171,820	39,237
	Deferred income (expenses) taxes, net	1,538	-	(15,630)	(3,569)
	Accrued severance pay, net	(374)	(424)	1,685	385
	Loss (gain) from:
	Changes in shareholding in affiliate (including from sale of shares of affiliates)	(5,145)	*) (295,933)	(96,662)	(22,074)
	Write-off of investment in other company	-	8,962	-	-
	Sale of fixed assets	2,704	44	1,428	326
	Linkage differences on principal of debentures	375	692	355	81
	Linkage differences on principal of long-term loans from banks and other, net	1,364	(390)	(3,647)	(833)
	Erosion of deposit in trust	-	(1,838)	-	-

		223,486	(134,052)	18,442	4,211

	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables	(1,866)	3,642	9,718	2,219
	Decrease (increase) in affiliate - current accounts	14,046	(5,194)	15,008	3,427
	Decrease (increase) in other accounts receivable	2,873	(743)	(29)	(7)
	Increase (decrease) in trade payables	19,822	(24,382)	(1,832)	(418)
	Increase in other accounts payable	7,882	31,903	59,330	13,549
	Increase in customers’ deposits for converters, net	9,770	5,577	866	198

		52,527	10,803	83,061	18,968

		276,013	(123,249)	101,503	23,179

(b)	Jointly controlled company, proportionally consolidated for the first time:

	Net working capital (except for cash and cash equivalents	-	-	38,745	8,848
	Fixed assets, net	-	-	(1,142)	(261)
	Investment in limited partnerships	-	-	(2,057)	(470)
	Rights to broadcast movies and programs	-	-	(34,927)	(7,976)
	Long-term liabilities	-	-	737	168
	Investment in affiliate	-	-	624	142

		-	-	1,980	452

*)          Reclassified.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2003

		Year ended			Convenience translation (Note 2c)

		December 31,			Year ended
					December 31,
		2001	2002	2003	2003

		Adjusted NIS			U.S. dollars

		(In thousands)

(c)	Supplementary cash flows information:

	Cash paid during the year for:

	Interest	53,677	50,894	56,239	12,843

	Taxes on income	(986)	70,612	80	18

(d)	Supplementary information on investing activity not involving cash flows:

	Purchase of fixed assets against credit from suppliers	57,353	57,656	35,512	8,110

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF CASH FLOWS - THE COMPANY

Adjusted to the NIS of December 2003

				Convenience translation (Note 2c)
	Year ended
	December 31,			Year ended
				December 31,
	2001	2002	2003	2003

	Adjusted NIS			U.S. dollars

	(In thousands)

Cash flows from operating activities:

Net income (loss) for the year	(257,274)	33,824	(5,450)	(1,244)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)	230,362	*) (121,495)	42,870	9,789

Net cash provided by (used in) operating activities	(26,912)	(87,671)	37,420	8,545

Cash flows from investing activities:

Purchase of fixed assets	(172,468)	(32,324)	(12,311)	(2,811)
Investment in subsidiaries and affiliate (long-term accounts and capital notes), net	(3,518)	(67,287)	-	-
Repayment of long-term accounts to subsidiaries, net	-	-	54,396	12,422
Investment in other assets	(1,066)	(186)	-	-
Proceeds from sale of investment in affiliate, net	20,656	*) 302,418	113,709	25,967
Proceeds from sale of fixed assets	1,842	1,036	1,077	246
Grant of long-term loan for purchase of fixed assets	-	-	(1,394)	(318)

Net cash provided by (used in) investing activities	(154,554)	203,657	155,477	35,505

Cash flows from financing activities:

Exercise of stock options by employees and exercise of series 1 warrants, net of issuance costs	2,089	-	-	-
Acquisition and exercise of Company’s series 1 warrants by a subsidiary	(261)	-	-	-
Receipt of long-term loans from banks and others	25,261	6,508	31,676	7,234
Repayment of long-term loans to banks and others	(424)	(120,974)	(73,522)	(16,790)
Redemption of debentures	(33,675)	(33,637)	(33,701)	(7,696)
Short-term bank credit, net	187,955	36,718	(89,646)	(20,472)
Receipt of long-term loans from subsidiary	-	2,669	731	167

Net cash provided by (used in) financing activities	180,945	(108,716)	(164,462)	(37,557)

Increase (decrease) in cash and cash equivalents	(521)	7,270	28,435	6,493
Cash and cash equivalents at beginning of year	695	174	7,444	1,700

Cash and cash equivalents at end of year	174	7,444	35,879	8,193

*)          Reclassified.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF CASH FLOWS - THE COMPANY

Adjusted to the NIS of December 2003

		Year ended December 31,			Convenience translation (Note 2c) Year ended
					December 31,
		2001	2002	2003	2003

		Adjusted NIS			U.S. dollars

		(In thousands)

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Equity in losses (earnings) of affiliates and subsidiaries, net	129,878	42,573	(36,415)	(8,316)
	Depreciation and amortization	103,515	118,480	126,350	28,853
	Deferred income taxes, net	1,042	-	(15,630)	(3,569)
	Accrued severance pay, net	(490)	(126)	1,109	253
	Loss (gain) from:
	Changes in shareholding in subsidiary affiliates (including proceeds from realization of affiliate shares)	(5,145)	*) (302,418)	(97,876)	(22,351)
	Write-off of investment in other company	-	8,830	-	-
	Sale of fixed assets	2,637	92	938	214
	Linkage differences on principal of debentures	-	220	(116)	(26)
	Linkage differences on principal of long-term loans to banks and other, net	1,306	(225)	(3,386)	(773)
	Erosion of long-term accounts and capital note	-	294	82	18

		232,743	(132,280)	(24,944)	(5,697)

	Changes in operating asset and liability items:

	Decrease in trade receivables	3,182	3,541	2,235	510
	Decrease (increase) in affiliate - current accounts	(32,600)	(950)	13,973	3,191
	Decrease (increase) in other accounts receivable	(2,272)	1,917	(5,781)	(1,320)
	Increase (decrease) in trade payables	15,354	(23,115)	(4,268)	(975)
	Increase in other accounts payable	6,366	25,436	61,120	13,958
	Increase in customers’ deposits for converters, net	7,589	3,956	535	122

		(2,381)	10,785	67,814	15,486

		230,362	(121,495)	42,870	9,789

(b)	Supplementary cash flows information:

	Cash paid during the year for:

	Interest	53,677	50,894	56,239	12,843

	Taxes on income	(986)	70,612	-	-

(c)	Supplementary information on investing activity not involving cash flows:

	Purchase of fixed assets against credit from suppliers	54,941	40,316	28,602	6,532

*)          Reclassified.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

	a.	Operations:

		1.	Broadcasting licenses:

Matav - Cable Systems Media Ltd. (the “Company”) and its wholly-owned subsidiary, Cable Systems Media Haifa-Hadera Ltd. (“Matav Haifa”), operate in the field of cable television (“CATV”) broadcasting. In the past until amendment 25, as elaborated below, and the transfer to the policy of granting long-term non-exclusive licenses. Prior to the grant of the current licenses in 2002, the Company and Matav Haifa operated pursuant to five exclusive franchises granted to them by the Ministry of Communications for the providence of cable television services in franchise areas, in Israel as follows: Bat-Yam, Holon, Haifa, Netanya, Hadera, Kiryat Shemona, Safed, the Golan Heights and the Sea of Galilee area. The Company commenced commercial broadcasts in March 1990.

The franchises were granted to the Company and Matav Haifa under the Israeli Telecommunications Law, 1982, and the rules and regulations promulgated hereunder (the “Telecommunications Law”), which determine the framework in which the Company operates and the obligations of which the Company is required to fulfill. The Telecommunications Law determines, among other things, maximum subscription fees, milestones and restrictions on transfer and allotment of shares among the license holders.

On July 25, 2001, the Knesset (the Israeli Parliament) approved an amendment (No. 25) to the Telecommunications Law. Amendment 25 settled the licensing of CATV broadcasting by establishing a policy of general, long-term, non-exclusive licenses, as opposed to the exclusive regional CATV broadcasting franchises granted to the Company and Matav Haifa, for limited periods, prior to said amendment. As a result of the approval of Amendment 25, licenses conferring exclusive rights in certain areas cannot be granted. Pursuant to Amendment 25, the CATV operators are entitled to apply for a license to provide telecommunications services, a non-exclusive broadcasting license for CATV broadcasting and a non-exclusive license for a broadcasting center. Under the amendment, all the CATV operators can also apply to operate jointly once they have received their CATV licenses. In the beginning of 2002, the Company and Matav Haifa were granted with a general, long-term non-exclusive Broadcasting licenses for the same areas that were mentioned above, which replaced the franchises based on which, the Company operated until that date. The broadcasting licenses and the license to operate (Headend license) are for a period of 15 years, however, they may be extended for additional periods at the end of the tenth year.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

Under the Telecommunications Law and in accordance with the council of Cable and Satellite Broadcastings (the “Council”) resolution of June 2002 as amended in September 2002 and in May 2003, each Cable Broadcast Licensee is required to allocate to production or purchase of locally produced broadcasts, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of the grant of the Cable Broadcast License) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to local productions by the Cable Broadcast Licensee as of 2006 and thereafter. For this latter purpose, the Council shall consider, among other things, the financial condition of the Licensees in connection with their broadcast activities and the contribution of the said merger to the improvement of the financial condition of the Licensees. According to the valuation of the Company’s management, the investment amount made by the Company for local production in initial broadcasting in 2001, 2002 and 2003 is higher than 8% of its annual revenues from the subscription fees for the same years.

Telecommunications Infrastructure License and structural separation of broadcasts and infrastructure:

As a result of Amendment 25, as aforesaid, in October 2001 the Company presented (except for the request to receive a general broadcasting license for multi channel TV and a license to operate Headend, as aforesaid) a request to receive Telecommunications Infrastructure license in connection with access to fast internet services and related services. During 2002, when the Telecommunications infrastructure license was granted to the Company, it was set that the license owner will be authorized to provide infrastructure services for the distribution of CATV broadcasts and access services to fast internet providers.

In August 2002, the Ministry of Communications granted the Company special licenses to provide additional Bezeq services on the cable network infrastructure to its subscribers in digital format (including SMS services and T-mail services over the cable network among TV subscribers).

In November 2002, the Minister of the Communication modified the Telecommunications Infrastructure license granted to Matav Infrastructures by adding data communication services, digital transmission services and optical transmission services.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

In November 2003, the Ministry of Communications granted AMAT Telcom Limited Partnership (“AMAT Telecom”) (as for further details, see 8 below) a license to provide fixed internal Bezeq services over the cable network including inter alia - basic telephony services, access to fast internet services, infrastructure services, data and optical communication services and other services. Said license canceled and terminated the Telecommunications Infrastructure License which was granted to Matav infrastructures in March 2002.

The new license that was granted to AMAT Telecom is for a period of 20 years and it may be extended for additional periods of 10 years.

According to the Telecommunications Law, a Telecommunications infrastructure license was granted to the Company on the condition that the owners of the broadcasting licenses in the Group will transfer to another entity in the Group that will receive the Telecommunications Infrastructure License, all the rights in the cable network which they use for their broadcasts. Nonetheless, at per the Company’ request, it was determined in the broadcasting licenses and in the Telecommunications Infrastructure license that an owner of a broadcasting license may continue to be the owner of the cable network during an interim period which will end at the earlier of either after two years from the receipt of the license or, if there was a merger between the cable companies at the completion of the merger. Accordingly, in March 2002, the Company and Matav Infrastructures entered into an agreement whereby Matav conferred Matav infrastructure an exclusive right to lease its cable network until the earlier of December 31, 2003 or sixty (60) days from the date in which an authorized court issues a final merger order. In October 2002, the Group’s Broadcast Licensees and the Telecommunications Infrastructure Licensee entered into an agreement, whereby the Telecommunications Infrastructure Licensee shall provide the Cable Broadcast Licensees Infrastructure services for the broadcast of cable broadcasts in the areas covered by their respective license, including installment, maintenance and disconnection of terminal equipment.

In the Telecommunications Infrastructure license which was granted to Amat Telcom it was determined that during the period which will end at the earlier of either after two years from the receipt of the license or, if there was a merger between the owners of completion of the general Broadcasting licenses, then at the date of the completion of the merger, AMAT Telcom shall have the exclusive right, inter alia, to use, operate, maintain and to develop the network and, at the end of said interim period, the full ownership in the cable network will be transferred to Amat Telcom. As of the date of the financial statements, an agreement between the Company and Amat Telcom in connection with the grant of lease rights and the transfer of ownership to the network, as above, was not yet signed.

The Broadcastings licenses and the Telecommunications Infrastructure includes provisions as to the issue of a structural separation between the owner of Broadcastings license and the owner of the Telecommunications Infrastructure license.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

In was further set in the Telecommunications Infrastructure license granted to AMAT Telecom that if a general license to operate an additional CATV system over the cable network is granted or if the number of access to fast internet subscribers of the owner of a Telecommunications Infrastructure license reaches 350,000 or if the number of telephone lines operated by the owner of the license reaches 250,000 a much broader structural separation (as detailed in the said license) will be carried out between the owners of Broadcastings licenses and the owner of the Telecommunications Infrastructure license.

The licenses of the Group include certain provisions relating to approvals required for change of means of control in the owners of such licenses.

2.

On April 5, 2001, the Council published its decision regarding joint channel broadcasting (“tiering”). This technique enables the Company to provide to its digital services subscribers a basic broadcasting package in consideration of fixed subscription fees and to provide additional channels that will expand the basic package, in consideration of additional fees.

Based on the terms of broadcasting licenses, the Company must provide to all of its subscribers a basic package in an analogue and/or digital broadcasting method. In accordance with the general license provisions for cable broadcasting, the Company may request the council to reduce the basic broadcasting. In the event that broadcasts were removed from the basic broadcasts, in respect of which, a maximum tariff was determined in the license, the council may, subject to the minister’s approval, direct the reduction of the maximum tariff at a rate to be determined by the council, provided that the license owner was given the opportunity to assert his claims. As of today, the broadcast package, for which a maximum tariff was set in the licenses is the basic analogical package, however, in the merger resolution of the council, it was determined that the council is authorized to direct the cable companies to reduce the basic analogical package.

The Company began to market tiering broadcasting packages to its subscribers in August 2001.

The Company informed the minister of communications that according to the actual demand of its subscribers, it shall provide its subscribers with digital converters (for a main extension), as follows: during 2001, up to 100,000 digital converters shall be provided; in 2002, 70,000 digital converters shall be provided; and during 2003, 60,000 digital converters shall be provided. The remainder is to be provided during 2004.

The company makes the necessary arrangements to meet the above requirements (according to the actual demand of the company’s customers).

3.

On January 5, 1999, the Knesset approved an amendment to the Telecommunications Law, according to which the Ministry of Communications may grant a license for direct broadcasting via satellite. On January 21, 1999, the Ministry of Communications granted D.B.S. Satellite Services (1998) Ltd. (known as:”Yes”) a license for providing television broadcasts to subscribers in Israel via satellite. YES began to operate and market its broadcasts in July 2000.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

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

	4.	Merger of the cable companies:

In March 2002, the approval of the Council for the proposed merger of the operations of the cable companies was received and it was amended in February 2003 . The approval of the Council to the merger is subject to a number of conditions, including, inter alia: (i) an obligation upon the cable television operators to allow direct broadcasting by YES, to broadcast channels 3, 4, 5 & 6, for consideration.  This obligation expires upon the earlier of either: December 31, 2003 (regarding channels 3 ,4 and 5); or the date on which Yes has at least 500,000 subscribers, after which YES may request an extension; (ii) an obligation of ‘unbundling’, obliging the merged entity to grant special broadcast license holders which broadcast on a digital platform a non-exclusive permit, for consideration, to use its network in order to transfer their broadcasts; (iii) a limitation upon the number of channels which the cable television operators shall be allowed to produce. In addition, in accordance with the approval of the Council, in the event that the Council is convinced that there is a material regression in competition in the multi channel television market, the Council is entitled to instruct the cable television operators to allow each special and general cable broadcast license holder, that broadcasts in a digital format, use the Company’s infrastructure in order to access all potential subscribers, even if they are not the Company’s subscribers, so long as the Company’s cable network infrastructure reaches their premises. According to the Council’s decision, a material regression will be deemed to occur, among other things, in the event that YES shall cease its operation or the merged entity shall provide services to more than 80% of multi-channel television subscribers in Israel.

In April 2002, the approval for the proposed merger was received from the Controller of Restrictive Business Practices (“the Controller”) for the merger. On April, June, November and December 2003, the Controller extended the validity of his approval to the merger until the earlier of December 15, 2004 or the completion of the merger.

The Controller’s conditions to the merger includes, inter alia, conditions concerning: (1) separation between the cable infrastructure and the broadcasting activity of the merged companies; (2) giving access to and use of cable broadcasting infrastructure to owners of licenses to operate CATV systems; (3) the ownership structures of the merged companies; (4) restrictions as to the purchase of content and interest in the channels; (5) the commitment to transmit broadcasts; (6) provisions concerning non prevention of competitive infrastructures development; (7) restrictions on parties that are related to the merged companies, including in connection with acting as officers in the merged company and the transfer of business information; (8) the commitment to supply fixed telephone services to the public in Israel over the cable infrastructure on time and scope not below that was determined in the approval of the Controller to the merger.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

According to the Controller’s conditions to the merger as extended, it was determined, inter alia, that the merged infrastructure company of the cable companies has to commercially supply telephone services over cable infrastructure to the public in Israel no later than by November 20, 2004. Similarly, it was determined that the merged infrastructure company will provide telephone services that compete with those of Bezeq in scope and time as mentioned in the Controller conditions.

The investment in telephone will be in an amount not below NIS 350 thousand and made as follows: until June 31, 2004 - the infrastructure company will invest an amount not below NIS 105 million; until June 31, 2005 - the infrastructure company will make an additional investment of not below NIS 140 million; until June 30, 2006 - the infrastructure company will invest an amount not below NIS 105 million and any other amount as far as it will be required in order to implement the business plan for the provision of telephone services that fully compete with Bezeq telephone services) and (9) the provision of a bank guarantee (by all the Cable companies) in the amount of 15 million dollars in an unqualified wording that will satisfy the Controller as collateral for the fulfillment of the Controller’s conditions.

On November 19, 2003, the cable companies, including the Company, filed a request to be exempt from an approval of a “Binding Arrangement” as such term is defined under Section 14 of the Anti Trust Law, commencing November 16, 2003 and until the merger procedures of the cable companies are completed, or November 15, 2004, whichever is earlier, in order to enable the completion of the merger procedure of the cable companies

The above request to be exempt was filed in connection with the on going cooperation of the cable companies, inter alia, in the field of multi-channel cable broadcasting, national fixed communication services, including access services to Internet over the cables and telephony services including in the field of marketing, production and purchase of content and channels.

On December 17, 2003, the Controller granted the cable companies, including the Company, an exemption for a period of one year from approving of a “Binding Arrangement” in connection with said cooperation. The grant of the exemption is subject to the conditions as stated in the Controller’s approval to the merger from April 2002, and subject to other conditions, inter alia, that the cable companies will not take any irreversible step which prevents independent and separate action from any of them if the merger is not consummated and that, until December 15, 2004, the cable companies will not perform any cooperation that is irreversible.

According to the position of the Supervisor of the Banks at the Bank of Israel, the merger of the cable companies and the formation of a merged cable entity constitutes a deviation from the directives of the Bank of Israel and of “Proper Bank Management Instructions” of the Supervisor of the banks, inter alia, regarding the restriction on “Group of Borrowers”, as such term is defined in the “Proper Bank Management Instructions. The above position of the Supervisor has an impact as to the issue of giving loans by banking corporations and as to the issue of allocation of the merged company debts, inter alia, to an indirect controlling shareholder of  the Company.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

The merger is still conditional on additional approvals, among which the approval of the tax authorities, the signing of a detailed merger agreement between the shareholders of the cable companies, an arrangement with the banks and the approvals of the meetings of the creditors and shareholders of the cable companies.

In November 2002 and, subsequently, in March 2003, the Company’s Board of Directors approved the signing of the agreements concerning the merger of the Cable companies, including the merger agreement, the shareholders agreement and the financing arrangements with the banks, etc. but these agreements whether the merger will be actually completed and if it will be computed when it will occur and what will be.

Based on the aforesaid, and due to the difficulties arising from the position of the Supervisor of the Banks, there is no certainty whether the merger will be actually completed and if it will be completed when it will actually occur and what will be its structure. The Company’s management is examining any and all alternatives in order to continue to preserve the existing cooperation between the cable companies, including the exanimation of possible acquisition of Tevel’s subscribers in the multi channel television and fast Internet access. (See Note 24).

In the framework of the approval of the Controller, there is an on going cooperation between the cable companies in marketing, sales, content purchase and other fields under the brand name “Hot”. With respect to the on going merger, the cable companies decided to execute the operational merger.

Appeals against the merger of the cable companies:

a)

On May 26, 2002, two appeals were filed on the decision of the Controller with respect to the approval of the terms of the merger between the cable companies (“the Controller’s decision”). The appeals were filed separately by Yes and Bezeq. Yes is requesting the cancellation of the approval of the merger since, as it alleges, the merger between the cable companies impairs the competition in the multi-channel television filed. Alternatively, Yes is requesting the change in the terms of the approval, among others, such that a structural separation will be required between the merged companies, the prohibition of the exclusive purchase of content (also with respect to original productions), the cancellation of the mutual requirement of obligation to sell.

Bezeq requested to strike the appeal filed on its behalf, the cable companies and the Controller requested to order Bezeq to pay court costs. A decision has not yet been rendered.

Summaries were made, and a ruling has not yet been rendered. According to the Company’s management opinion, based on the opinion of its legal counsels, it is not possible to estimate the success chances of the appeal of Yes.

See Note 24d(5).

b)

On January 20, 2004, Eshkolot - the Israeli Artists Society for Performers’ Rights Limited (“Eshkolot”) filed an appeal with the Restrictive Trade Practices Court on the decision of the Controller dated December 15, 2003, to extend his approval to the proposed merger of the cable companies.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

Eshkolot, is requesting the cancellation of the decision to extend the approval of the merger. Alternatively, it is requesting that the court will make the merger contingent on further conditions as detailed in the appeal and/or any other condition that the court shall deem necessary. It is also requesting that the court will grant any other directive at its discretion.

The Controller and the cable companies are the respondents to the appeal.

On February 23, 2003, the Controller filed his response to the appeal. The cable companies have not yet filed a response to the appeal on their behalf.

According to the Company’s management opinion, based on the opinion of its legal counsels, it is not possible at this preliminary stage to estimate the chances of the appeal. Nonetheless, the cable companies have good claims that refute those of Eshkolot (see also Note 24d(4)).

5.

On March 27, 2002, Matav Infrastructures 2001 L.P. (“Matav Infrastructures”), a subsidiary of the Company, received its Telecommunications Infrastructure License from the Ministry of Communications, for the providence of fixed domestic telecommunication services and for operation of its Cable network as a telecommunication network (the “Telecommunications Infrastructure License”). Services to customers commenced in April 2002.

Access to fast Internet services is provided by Matav Infrastructures 2001 Limited Partnership (“Matav Infrastructure”) and is transferred over the cable infrastructures of the Group (see 8 below).

In addition, the Group has invested in ventures relating to the Internet and interactive communications through the associated company Nonstop Ventures Ltd. (“Nonstop Ventures”) (see Note 5b(3)).

6.

As for the operations of Hot Vision Ltd. (Formerly: I.C.P. - Israel Cable Programming Company Ltd.) (“Hot Vision”), a jointly controlled company owned by the Company and the other CATV operators in Israel, see also Note 3 and Note 5b(4).

7.

To date the Company through its wholly-owned subsidiary - Matav Investments Ltd. (“Matav Investments”), holds approximately 5.29% (in December 31, 2002 – 7.44%) of the shares of the affiliate, Partner Communications Company Ltd. (“Partner”). Partner operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel, see also Notes 5b(2) and 24a.

Matav Group can gain significant influence, as defined in Statement 68, by virtue of an agreement, entered into by and among the shareholders of Partner, according to which, Matav has the right to appoint two directors to serve on its behalf on Partner’s board of directors.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

In April 2002, the Group sold approximately 7.7% of Ordinary shares of Partner, in consideration of approximately adjusted NIS 306 million. The capital gain, net of taxes, from the above transaction amounted to adjusted NIS 197 million. As a result of this sale, the holdings in Partner shares were 7.43%.

In November 2003, the Group sold approximately 2.1% Ordinary shares of Partner in consideration of approximately adjusted NIS 114.4 million. The capital gain from the above sale net of the taxes totaled approximately adjusted NIS 62 million. After that sale, the holdings in Partner shares are approximately 5.29%. See also Note 24.

8.

In October 2003, the Company’s Board of Directors approved an agreement entered into with the other cable companies for the formation of a limited partnership, (“the Partnership”) Amat Telcom Limited partnership (hereafter “Amat Telecom”), whose aim was to be granted with a license from the Ministry of Communication for the providence of fixed telephone services in Israel.

In November 2003, the Partnership received a license to provide the above services. This license replaced the license to provide fixed domestic telecommunication services and to operate its Cable network as a telecommunication network for the provision of telecommunication services, which was received by Matav Infrustructures on March 2002.

In the context of the agreement, the Company (through its subsidiary), based on its proportionate share in overall subscribers of the cable companies (the subscribers of multi channel TV broadcast and the subscribers of access to fast Internet services) as of October 31, 2003, owns, directly and indirectly, approximately 26.5% of the Partnership rights as well as approximately 26.5% of the general partner rights in the Partnership.

According to the approval of the Controller, in connection with the proposed merger of the cable companies (see also 4 above), the Partnership is required to make a comprehensive investment in an amount estimated at approximately NIS 350 million over three years from the date the license was received.

The Company’s portion of the investment, as aforesaid, is pro rata to its proportionate share in the Partnership and is estimated to be approximately NIS 93 million. (see also Note 15c(3).

Following to the decision, taken by the cable companies, the access to fast internet services activity will be transferred to the Partnership as of January 1, 2004.

	9.	As for the memorandum of agreement between Partner and the Company’s shareholders, see Note 24a.

10.

The Company has financed its operations using, inter alia, short-term bank borrowings due to the present credit market conditions and other circumstances. Consequently, the Company had a working capital deficit at December 31, 2003 of approximately NIS 599 million. The Company believes that it would be able to renew the obligations as they become due with similar arrangements or through long-term borrowings as the market conditions permits. Alternatively, the Company might liquidate its investment in Partner’s shares, if necessary, in order to repay the short-term obligations.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

	b.	Definitions:

In these financial statements:

		Wholly owned and controlled companies	-

companies or limited partnerships in which more than 50% of the voting equity is owned or controlled by the Company (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company

		Jointly controlled company	-

- a company owned by various entities that have a contractual consent for joint control, which is not of a temporary nature and whose accounts are consolidated with those of the Company using the proportionate consolidation method.

		Affiliates	-	companies that are not subsidiaries, and over which the Company has significant influence. The Company’s investment therein is included using the equity method of accounting

		Subsidiaries	-	Jointly controlled company and wholly owned and controlled companies.

		The Group	-	the Company and its subsidiaries.

		Interested Parties	-	as defined in the Securities Regulations (Preparation of Annual Financial Statements) – 1993.

		Related parties	-	as defined in the opinions of the Institute of Certified Public Accountants in Israel.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel, which differ in certain respects from those followed in the United States, as described in Note 26.

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b.	Financial statements in adjusted New Israeli Shekels:

1.

The Group maintains its accounting records in nominal New Israeli Shekels (NIS). In accordance with the Statements of the Israeli Institute, all the amounts in the financial statements (including comparative figures) are presented in adjusted NIS, which have a constant purchasing power. The purchasing power of adjusted NIS reflects the average price level in December 2003, according to the Israeli Consumer Price Index (“Israeli CPI”) published on January 15, 2004 (178.6 points on the average basis of 1993 = 100).

		2.	The adjusted amounts of non-monetary assets do not necessarily represent realizable value or current economic value, but only the original historical cost of those assets in terms of adjusted NIS.

		3.	The term “cost” in these consolidated financial statements signifies cost in adjusted NIS.

		4.	A summary of the Company’s nominal data is presented in Note 25.

	c.	Principles of adjustments:

		1.	Balance sheet:

a)

Non-monetary items (items whose amounts in the balance sheet reflect their nominal amounts upon acquisition or incurrence, see below)have been adjusted on the basis of the changes in the Israeli CPI since their acquisition or incurrence.

Items which were treated as non-monetary include: other assets and deferred charges, property and equipment and the related accumulated depreciation, share capital and additional paid-in capital derived from cash received from shareholders.

b)

Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet as of December 31, 2003 in their nominal amounts (comparative figures have been adjusted to the December 2003 Israeli CPI).

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

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The adjusted financial statements as of December 31, 2003 and for the year then ended, have been translated into U.S. dollars using the representative exchange rate of the U.S. dollars as of such date (U.S.$ 1 = NIS 4.379). The translation was made solely for the convenience of the readers. It should be noted that the adjusted New Israeli Shekel figures do not necessarily represent the current costs of the various elements presented, and that the translated U.S. dollar figures should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

	4.	Data regarding Israeli CPI and exchange rates of foreign currency:

		1.	Assets and liabilities in or linked to foreign currency are included in the financial statements according to the representative exchange rates as published by the Bank of Israel on December 31, 2003.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2.	Assets and liabilities linked to the Israeli CPI are included in the financial statements according to the relevant index for each asset or liability.

The following are details of the Israeli CPI and the exchange rate of the U.S. dollar:

	Israeli CPI	Exchange rate of U.S. dollar

At December 31,:	points *)	NIS

2003	178.6	4.379
2002	182.0	4.737
2001	170.9	4.416
2000	168.5	4.041

Changes during the year:	%	%

2003	(1.9)	(7.6)
2002	6.5	7.3
2001	1.4	9.3

*)	According to the Israeli CPI for the month ending on the balance sheet date on an average basis of 1993 = 100.

d.	Principles of consolidation:

	1.	These financial statements include the accounts of the Company and its subsidiaries.

	2.	The significant consolidated subsidiaries are as follows:

Wholly-owned:

		•	Matav Haifa;
		•	Matav Investments;
		•	Matav Infrastructure Ltd.

Wholly-owned subsidiaries of Matav Investments:
		•	Matav Properties Ltd;
		•	Nonstop Internet 1999 Ltd. (ceased its operations in 2001)

Wholly-owned subsidiaries of Matav Infrastructure Ltd.:
		•	Matav Infrastructure 2001 - limited partnership

Jointly controlled entity:
		•	Hot Vision Ltd.

3.

Excess of cost of investment - attributed to the exclusive franchise granted to Matav Haifa - is presented in the consolidated balance sheets under “Other assets and deferred charges” and is amortized by the straight-line method over the basic franchise period (12 years commencing in the year of acquisition), under general and administrative expenses.

	4.	Intercompany balances and transactions have been eliminated in consolidation.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	e.	Investments:

		1.	Affiliates and subsidiaries:

The investment in these companies is accounted for by the equity method.

		2.	Other companies:

The investment in these companies is stated at cost, net of write-down for decrease in value which is not of a temporary nature.

	f.	Investments in limited partnerships:

The investment in limited partnerships producing films, in which the Company is a limited partner, is presented at cost. The investment in the partnerships is amortized when actual broadcast takes place.

	g.	Rights to broadcast films and programs:

The cost includes the amount of the commitments with sellers of rights to broadcast films and TV programs with the addition of direct costs in order to adjust said films and programs for broadcasting in Israel.

The rights to use content by the jointly controlled entity which made available by its shareholders, are included in this section.

Cost of rights are amortized when actual broadcasting takes place, while giving a relatively greater weight to primary broadcasting.

	h.	Fixed assets:

		1.	These assets are stated at cost.

2.

The assets (other than capitalized lease fees and leasehold improvements, see below) are depreciated by the straight-line method on basis of their estimated useful life.The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see k below). The annual depreciation rates are as follows:

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

%

Buildings	2 - 4 (mainly 2)
Cable network	8.33;10
Equipment in the broadcasting center and studio (primarily electronic equipment)	15 - 20 (mainly 15)
Converters	10
Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 10
Internet site development	33
Vehicles	15

Capitalized lease fees are amortized by the straight-line method over the term of the lease.

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

i.	Other assets, long-term receivables and deferred charges:

	1.	Other assets - excess of cost of investment in consolidated subsidiary is attributed to exclusive franchise- see d(3) above.

2.

Deferred charges in respect of issuance of debentures are amortized, using the interest method, over the life of the debentures, in proportion to the balance of debentures outstanding. The amortization is recorded under the financial expenses, net.

3.

Other assets include payment made in respect of a non-exclusive license to provide stationary communications services within Israel. The license charges will be amortized by the straight-line method over the period of the license (15 years).

4.

The embedded interest component in the present value of the lease fees in respect of assets that were leased in a capital leas is presented in the item of long-term other receivables and is amortized over the lease term, 5 years.

j.	Revenue recognition:

	1.	Revenue from subscription fees is recognized on a monthly basis as the service is provided.

	2.	See also l below (amortization of customers’ deposits for converters).

3.

Installations revenues obtained from connecting subscribers to the company’s cables infrastructure are less than related direct selling cost as defined under SFAS 51 (Financial reporting by cable television companies). Therefore, such revenues are recognized as connections are completed.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Impairment of assets:

		1.	Impairment of fixed assets:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. This Standard prescribes the accounting treatment and disclosures required in the event of impairment of assets. The Standard applies to all assets recognized in the balance sheet other than inventories, assets generated by construction contracts, assets generated by employee benefits, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to the new Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

The adoption of this Standard did not have a material effect on the Company’s financial position and results of operations.

		2.	Impairment of investments in other companies:

The Company generally evaluates the fair value of its investments in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

The evaluation of the fair value takes into consideration, among others, the market value of the investments (in respect of investments in marketable securities), estimates of analysts and valuations of the investments, the conditions of the industry in which the portfolio company is operating, the portfolio company’s business condition, off-market transactions in the portfolio company’s securities, prices of equity transactions in the portfolio company and additional information that the portfolio company presents to its board of directors (if the Company is represented on the board) or to its shareholders.

Based on the results of the above evaluation, the Company, if necessary, recognizes an impairment loss that is other than temporary in the statement of operations.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Customers’ deposits for converters:

The Company and Matav Haifa collect deposits from their subscribers in respect of converters, in an amount not exceeding their cost. The Company and Matav Haifa partially refund the deposit when the converter is returned. The refund amount (which is linked to the Israeli CPI) is reduced to reflect 10% amortization for each year or portion of a year in which the subscriber used the converter.

In July 2003, the financial committee of the Knesset approved amendment No. 5 of the Bezeq regulations (Licenses) that enables the Company to amortize deposits that were collected from the date of approval at a rate of 10% of their cost to the Company.

The amortization of the deposits is included in revenue.

	m.	Income taxes:

1.

Deferred taxes are computed in respect of differences between the amounts presented in these financials statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see Note 17b.

Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the reported years.

2.

Taxes which would apply in the event of disposal of the investments in the subsidiaries and the affiliates (except for Partner) have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments.

As to Partner: During the year, the Company’s management revised its plans as to the nature of the investment in the shares of Partner from an investment whose realization in the foreseeable future is unlikely to an investment whose realization may be in the foreseeable future. In view of the change in Company’s management plans as to the nature of the investment in the shares of Partner, as aforesaid, and in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, in the year ended December 31, 2003, the Company recorded a deferred tax liability. See also Note 5b.

3.

Due to the uncertainty whether or not the company shall incur taxable income in the foreseeable future and since the Company accumulated tax loss carryforwards, the Company did not provide for deferred taxes in respect of tax loss carryforwards and in respect of temporary differences for certain income and expenses between the financial reporting purposes and reporting for tax purposes.

	n.	Allowance for doubtful accounts:

The allowance is principally determined for specific debts that are doubtful of collection, based on the age of the customers’ debt.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	o.	Cash equivalents:

The Group considers all highly liquid investments, which include unrestricted short-term bank deposits (up to three months from date of deposit), to be cash equivalents.

	p.	Earnings (loss) per Ordinary share and per American Depositary shares (“ADS”):

Earnings (loss) per Ordinary share and per ADS are computed based on the weighted average number of shares outstanding during each year (including shares issuable under the option plan for senior employees, see Note 16b, and exercise of series 1 warrants, see Note 16c).

	q.	Linkage basis:

Balances whose contractual linkage terms stipulate linkage to the latest index published prior to the date of payment are stated on basis of the latest index published prior to balance sheet date.

	r.	Advertising expenses:

Advertising expenses are charged to income as incurred, see also Note 19b.

	s.	Derivatives:

The Company enters into forward exchange contracts to offset possible fluctuation in the NIS/dollar exchange rate. The Company does not hold or issue derivative financial instruments for trading purposes.

The forward exchange contracts are stated at fair value. Gains and losses on the forward exchange contracts are included in the financial expenses.

	t.	Implementation of new accounting standards and their impact on the financial statements:

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standard No. 12 to January 1, 2004.

According to Accounting Standards No. 12 and No. 17, which deal with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for inflation in Israel beginning January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

The effect of the adoption of Accounting Standard No. 12 is dependent on the inflation rate in Israel, on the composition of the Company’s assets and its sources of financing at that time.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3:-	JOINTLY CONTROLLED COMPANY

a.

On December 31, 2003, the accounts of Hot Vision were consolidated for the first time by the proportionate consolidation method on the basis of the Company’s proportionate share in the issued share capital of Hot Vision (26.6%). Until that date, the investment in Hot Vision was presented by the equity method of accounting.

	b.	Below are condensed data from the financial statements of the aforesaid company as they were included in the adjusted consolidated financial statements.

December 31, 2003

Adjusted NIS in thousands

Current assets	20,520

Noncurrent assets	38,125

Current liabilities	61,913

Long-term liabilities	737

NOTE 4:-	ACCOUNTS RECEIVABLE

	a.	Trade receivables:

		Consolidated		The Company

		December 31,		December 31,

		2002	2003	2002	2003

		Adjusted NIS in thousands

Open accounts (1) (2)		68,350	82,772	47,303	45,054
Notes and checks		347	379	332	346

		68,697	83,151	47,635	45,400

(1)	Net of allowance for doubtful accounts	3,887	3,250	2,898	2,495

(2)	Includes credit cards balance in the amount of	20,471	21,551	14,356	13,442

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 4:-	ACCOUNTS RECEIVABLE (Cont.)

	b.	Other accounts receivable:

	Consolidated		The Company

	December 31,		December 31,

	2002	2003	2002	2003

	Adjusted NIS in thousands

Prepaid expenses	12,063	10,851	9,858	12,422
Accrued income	1,699	3,953	1,199	3,238
Other	4,075	4,961	1,620	3,771

	17,837	19,765	12,677	19,431

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY

	a.	Investments in subsidiaries (losses over the investments in subsidiaries):

		1.	The investment is composed as follows:

	The Company

	December 31,

	2003			2002

	Included in investments and long- term receivables	Included in long-term liabilities	Total	Total

	Adjusted NIS in thousands

Cost of shares	8,362	-	8,362	8,290
Excess of investment cost, net	-	-	-	894

Equity in accumulated losses (1)	(120,578)	(7,177)	(127,755)	(96,654)

Equity value	(112,216)	(7,177)	(119,393)	(87,470)

Long-term loan (2)	36,903	-	36,903	36,903
Long-term accounts (3)	322,661	-	322,661	376,175
Capital notes (4)	-	(3,601)	(3,601)	(2,669)

	247,348	(10,778)	236,570	322,939
Cost of Company shares held by subsidiary	-	-	-	(64,917)

	247,348	(10,778)	236,570	258,022

Excess of investment cost, net
Original amount	17,099	-	17,099	17,099
Net of accumulated amortization	17,099	-	17,099	16,205

	-	-	-	894

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY (Cont.)

		(1)	Net of amortization of excess of investment cost, net

		(2)	The CPI linked loan does not bear interest and its repayment date had not yet been determined.

		(3)	Long term accounts are linked to the CPI, and its repayment date had not yet been determined.

		(4)	Capital notes are unlinked to CPI and bear no interest, and its repayment date had not yet been determined.

	2.	The changes in the investments during 2003 and 2002 are as follows:

	The Company

	December 31,

	2002	2003

	Adjusted NIS in thousands

Balance at the beginning of the year	246,804	258,022
Changes during the year:
Equity in earnings (losses)	(57,357)	(31,485)
Impairment of investment in subsidiary (MIS)	-	(1,062)
Sale of company shares by subsidiary	1,288	64,917
Firstly proportionate consolidation of jointly consolidated company	-	624
Long term accounts granted	67,287	-
Repayment of long term accounts	-	(54,396)
Erosion of capital note	-	(50)

Balance at the end of the year	258,022	236,570

b.	Investments in affiliates:

	1.	The investment is composed as follows:

	Consolidated		The Company

	December 31,		December 31,

	2002	2003	2002	2003

	Adjusted NIS in thousands

Partner, see (2) below	18,400	65,373	14,180	62,369
Nonstop Ventures, see (3) below	2,664	1,434	13,654	13,623
Hot Vision, see (4) below	1,336	-	1,336	-

	22,400	66,807	29,170	75,992

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY (Cont.)

The changes in the investments during 2003 and 2002 are as follows:

	Consolidated		The Company

	December 31,		December 31,

	2002	2003	2002	2003

	Adjusted NIS in thousands

Balance at the beginning of the year	20,939	22,400	15,005	29,170
Changes during the year:
Company that consolidated for the first time by proportionate consolidation	-	(624)	-	(624)
Erosion of capital note (see Note 5(3))	(294)	(31)	(294)	(31)
Sale of investments	(9,155)	(17,508)	-	(16,293)
Equity in earnings	10,910	62,840	14,459	64,042
Provision for expected dilution	-	(270)	-	(270)

Balance at the end of the year	22,400	66,807	29,170	75,992

2.	Partner:

	a)	The investment in Partner is composed as follows:

	Consolidated		The Company

	December 31,		December 31,

	2002	2003	2002	2003

	Adjusted NIS in thousands

Shares:
Cost of shares	3,474	2,437	-	-
Equity in accumulated earnings	14,926	63,206	14,180	62,639
Provision for expected dilution	-	(270)	-	(270)

	18,400	65,373	14,180	62,369

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY (Cont.)

	b)	Partner operates a mobile telecommunications networks based upon the Global System for mobile Communications (“GSM”) Standard in Israel.

On November 1, 1999, Partner - in which the Group held by the Company and Matav Investments 20.326% of its issued capital - offered to the public abroad in an initial public offering (“IPO”) 38,888,999 ADS, each ADS representing one Ordinary share of NIS 0.01 par value of Partner, at a price of $ 13.50 per ADS.

Since the IPO, Partner’s ADS are listed on the NASDAQ National Market in the United States (“NASDAQ”) and on the London Stock Exchange. Since July 2001, Partner’s shares are also listed for trading on the Tel-Aviv Stock Exchange (“TASE”).

On October 17, 2000, the Group purchased an additional 0.42% of Partner’s share capital (760,000) for adjusted NIS 20.4 million. During August and November 2001, the Company sold those shares in consideration of adjusted NIS 20.7 million. As a result of these sales, the Company recorded a capital gain of adjusted NIS 5.1 million.

The Group owns as of December 31, 2003 and 2002, 5.29% and 7.44%, respectively, in Partner.

The market value of Partner’s shares owned by the Group is NIS 332 million and adjusted NIS 223 million at December 31, 2003 and 2002, respectively.

The market value of the shares on or about the date of publishing the financial statements is NIS 341.2 million.

As to collateral on Partner’s shares, see Note 15c(2).

c)

In April 2002, the Group entered into agreements according to which it sold to a subsidiary of Hutchison Whampoa Ltd. 13,778,668 shares of Partner, which constitute 7.7% of Partner’s issued and outstanding share capital. The proceeds from the sale amounted to adjusted NIS 306 million. The capital gain (net of taxes) recorded by the Group from the above transaction amounts to adjusted  NIS 197 million.

On November 3, 2003, a subsidiary sold 3,826,169 Ordinary shares of Partner in consideration for approximately adjusted NIS 114.4 million. The capital gain from the above sale net of the tax effect totals approximately adjusted NIS 62 million. After said sale, the shareholdings in Partner is 5.29%.

d)

During the year, the Company’s management revised its plans as to the nature of the investment in the shares of Partner Communication Ltd. (“Partner”) from an investment whose realization in the foreseeable future is unlikely to an investment whose realization may be in the foreseeable future. The revision of the plans of Company’s management, as aforesaid, included sale of holdings in Partner’s unrestricted shares, as described above.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY (Cont.)

In view of the change in Company’s management plans as to the nature of the investment in the shares of Partner, as aforesaid, and in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, in the year ended December 31, 2003, the Company recorded a deferred tax liability of approximately adjusted NIS 22 million for the difference between the cost of the investment in shares for tax purposes and their book value as presented in the financial statements as of December 31, 2003. This expense was presented at the profit and loss accounts as an offset from the Company’s share in earnings of affiliates.

	e)	Partner’s contingent liabilities:

		1)	On October 28, 1999, an Israeli consumer organization lodged a claim against Partner, alleging a variety of consumer complaints and requested that this claim be approved as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations, to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously requested to join the above class action, has been brought again before the court. The court had previously stayed the proceedings of the private consumer’s claim, until a decision was made in the case that was filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim.  The motion to amend was granted and on January 21, 2004, Partner has submitted its response to the motion.

While the amount of the claim is substantial, the ultimate liability cannot be determined because of the considerable uncertainties that exist. At this stage, unless and until the claim is approved as class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, Partner and its legal advisers are of the opinion that in light of the facts known at this early stage, the prospects that a material amount would be ordered in favor of the plaintiffs are low.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY (Cont.)

2)

On July 8, 2001, a claim was filed against Partner for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, Partner and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

3)

On April 8, 2002, a claim was filed against Partner, together with a motion to approve this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against Partner is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only a preliminary hearing has taken place and another preliminary hearing is set for March 28, 2004.

At this stage, and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition, Partner and its legal counsel are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

4)

On April 13, 2003 a claim was filed against Partner and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. Partner has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)

Partner does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby Partner has paid fines of insignificant amounts.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY (Cont.)

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to Partner. The accounts do not include a provision in respect thereof.

6)

Partner is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of Partner. The accounts do not include a provision in respect thereof.

7)

On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using Partner’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq has filed an appeal with the Jerusalem District Court on the Minister’s decision.

On January 6, 2004, the Supreme Court – within the framework of Partner’s appeal on the District Court’s ruling in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using Partner’s network for calls from fixed lines to mobile lines - ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal filed by Bezeq on the aforesaid decision of the Minister.

At this stage, since preliminary proceedings are yet to take place, Partner and its legal counsel are unable to evaluate the probability of success of the appeal, therefore the effect of the Ministry of Communication’s decision on Partner’s results (income of approximately NIS 19.5 million), was not recognized.

	8)	See Note 24a.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY (Cont.)

	3.	Nonstop Ventures:

		a)	The Group owns, December 31, 2003 and 2002, 50% of Nonstop Ventures (see b) below). The Group’s investment in Nonstop ventures is composed as follows:

	Consolidated		The Company

	December 31,		December 31,

	2002	2003	2002	2003

	Adjusted NIS in thousands

Shares:
Cost of shares	5	5	-	-
Equity in accumulated losses	(10,995)	(12,194)	-	-
Long-term loans and capital notes *)	13,654	13,623	13,654	13,623

	2,664	1,434	13,654	13,623

*)

Include long-term loans (bearing interest at the rate of Prime) and capital notes that bear no interest and are unlinked, effective from January 2002. The date of repayment of the above capital notes and long-term loans, has not yet been determined.

b)	Nonstop ventures is 50% owned by the Group and 50% by shareholders of the Company.

Nonstop Ventures is engaged in the investments in companies and entrepreneurs whose main activities are in the area of Internet, cable and data Communications.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY (Cont.)

	4.	Hot Vision:

a)

The Company owns, at December 31, 2003 and 2002, 26.6% and 25.65% respectively of Hot Vision Ordinary shares (see b. below). In addition, the Company owns 28.6% of Hot vision preferred shares. Since December 31, 2003, the Company consolidated the accounts of Hot Vision by the proportionate consolidation method (see Note 3). The Company’s investment in Hot Vision is composed as follows:

Consolidated and Company

December 2002*)

Adjusted NIS in thousands

Shares:
Cost of shares	72
Equity in undistributed profits	1,264

1,336

	*)	As of December 31, 2003 the Investment in Hot Vision is included in the Investments in subsidiaries. See Note 3 and 5(a) above.

b)

Hot Vision is owned by the CATV companies in Israel (including the Company). It was formed in order to jointly acquire sole and exclusive rights to broadcast movies and television programs and to grant those rights to its shareholders for the purpose of television broadcast.

As of December 31, 2003, the Company holds, directly and indirectly, approximately 26.6% of the issued Ordinary shares capital of Hot Vision and this is according to an agreement between the cable companies, the owners of interests in Hot Vision, according to which, each of them shall retain holding in Ordinary shares capital and in voting rights according to the relative share of the shareholders in the weighted number of active subscribers in each year. Similarly, the Preferred shares confer upon their holders an exclusive right in the distribution of earnings upon liquidation up to the amount of approximately NIS 12 million. Other earnings will be distributed to the ordinary shareholders pro rata to their holdings. Similarly, Hot Vision is jointly controlled by the cable companies.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY (Cont.)

1)

According to the opinion of the Company’s management, based on the opinion of its legal counsel, that in light of the decision of the Controller dated April 22, 2002, with respect to the merger of the cable companies, as extended, and in light of the exemption from approving of a “Binding Agreement” granted by Controller on December 17, 2003, there is no longer a need for the approval of the Restrictive Trade Practices Court for the continued existence of the ICP arrangement; that is, to continued joint broadcasting of channels 3 and 4 through Hot Vision.

2)

In the past, Hot Vision signed agreements with certain shareholders in connection with the provision of contents purchased by them from the rights’ suppliers. The agreements are until December 31, 2000, where shareholders are entitled to extend them for additional periods of 12 months each, on terms to be determined by the parties. The shareholders have not yet exercised the extension option for an additional year in 2004.

The scope of investments in 2003 and 2002 is NIS 66 million and NIS 115 million, respectively.

c)

Bank Hapoalim Ltd. considers Hot Vision as “Related Party” as such term is defined in the “Proper Bank Management Instructions” of the Supervisor of the Banks of the Bank of Israel. Accordingly, the bank demands that Hot Vision repays its outstanding borrowings amounting to NIS 71 million. The Company’s portion in these borrowings is approximately NIS 18.9 million. The cable companies, including the Company, are operating in order to settle the issue.

	c.	Other company:

	Consolidated		The Company

	December 31,		December 31,

	2002	2003	2002	2003

	Adjusted NIS in thousands

Cost of shares of Barak I.T.C. (1995) - International Telecommunications Services Corp. Ltd. (“Barak”) *)	16,241	16,241	16,227	16,227

*)

Barak, 10% of which is held by the Group, won a tender of the Israeli Ministry of Communications for the provision of international telephony services. The operating license was granted to Barak in February 1997 for a period of ten years and the provision of services commenced in July 1997.

During 2002, the Company wrote-off a part of its investment in Barak, which amounted to NIS 8.8 million, inter-alia, by valuation of Barak. This amount was presented in other income, net.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:-	INVESTMENT IN LIMITED PARTNERSHIPS

The jointly controlled entity invests in limited partnerships that are engaged in the production of films in Israel. The limited partnerships received an approval from a committee at the Ministry of Industry and Trade which deals with withholding tax of films under the Income Tax Regulations (Withholding of Investors Income from Israeli Films), 1990.

The jointly controlled entity is a limited partner in these partnerships.

NOTE 7:-	RIGHTS TO BROADCAST MOVIES AND PROGRAMS

December 31, 2003

Adjusted NIS in thousands

Balance at the end of the year *)	34,927

*)	See also Note 5b(4).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 8:-	FIXED ASSETS

Composition of assets and accumulated depreciation and amortization, grouped by major classifications, and changes during 2003, are as follows:

	Consolidated

	Cost					Accumulated depreciation					Depreciated balance

		Changes during the year					Changes during the year				December 31,

	Balance at beginning of year *)	Additions	Disposals	Jointly controlled company, proportionally consolidated for the first time	Balance at end of year	Balance at beginning of year *)	Additions	Disposals	Jointly controlled company, proportionally consolidated for the first time	Balance at end of year	2002 *)	2003

	Adjusted NIS in thousands

Leasehold land (including construction plans) (1)	4,319	-	-	-	4,319	-	-	-	-	-	4,319	4,319
Buildings (including land) (2)	53,435	264	-	-	53,699	10,572	1,088	-	-	11,660	42,863	42,039
Cable network	1,314,716	27,897	-	-	1,342,613	714,380	106,160	-	-	820,540	600,336	522,073
Broadcasting center (primarily electronic equipment)	132,211	2,175	-	2,554	136,940	94,109	5,396	-	1,973	101,478	38,102	35,462
Studio equipment	18,269	43	6,018	-	12,294	14,816	904	3,426	-	12,294	3,453	-
Converters and modems	380,368	22,763	12,889	-	390,242	105,604	34,626	4,125	-	136,105	274,764	254,137
Computers and peripheral equipment	59,819	2,230	-	-	62,049	40,962	10,185	-	-	51,147	18,857	10,902
Office furniture and equipment	11,876	31	-	2,600	14,507	7,210	541	-	2,183	9,934	4,666	4,573
Leasehold improvements	5,887	36	-	441	6,364	3,962	305	-	353	4,620	1,925	1,744
Internet site development	1,395	177	473	-	1,099	989	421	438	-	972	406	127
Vehicle	4,924	-	761	119	4,282	2,617	689	496	62	2,872	2,307	1,410
Telephone equipment	-	39	-	-	39	-	-	-	-	-	-	39

	1,987,219	55,655	20,141	5,714	2,028,447	995,221	160,315	8,485	4,571	1,151,622	991,998	876,825

(1)	The land is leased for a 49 year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.
(2)

The cost of the buildings, includes an amount of adjusted NIS 21,907 thousand at December 31, 2003 and 2002, representing cost of buildings on leased land. The lease in respect of most of the land is for 49 year period ending in 2040, with an option to renew the lease for an 49 additional years. The lease fees have been capitalized. Registration of the leases with the Land Registry has not yet been completed.

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 8:-	FIXED ASSETS (Cont.)

	The Company

	Cost				Accumulated depreciation				Depreciated balance

	Balance at	Changes during the year		Balance at	Balance at	Changes during the year		Balance at	December 31,
	beginning			end	beginning			end
	of year (*)	Additions	Disposals	of year	of year(*)	Additions	Disposals	of year	2002 (*)	2003

	Adjusted NIS in thousands

Leasehold land (including construction plans) (1)	4,319	-	-	4,319	-	-	-	-	4,319	4,319
Buildings (including land) (2)	18,672	203	-	18,875	5,103	429	-	5,532	13,569	13,343
Cable network	990,209	189	-	990,398	517,859	78,363	-	596,222	472,350	394,176
Broadcasting center (primarily electronic equipment)	64,551	534	-	65,085	53,012	2,688	-	55,700	11,539	9,385
Studio equipment	7,194	22	3,655	3,561	4,907	547	1,893	3,561	2,287	-
Converters and modems	272,081	10,558	9,877	272,762	75,303	25,168	3,212	97,259	196,778	175,503
Computers and peripheral equipment	52,942	2,218	-	55,160	35,927	9,603	-	45,530	17,015	9,630
Office furniture and equipment	8,699	5	-	8,704	5,327	379	-	5,706	3,372	2,998
Leasehold improvements	5,887	34	-	5,921	3,962	305	-	4,267	1,925	1,654
Internet site development	1,568	-	473	1,095	998	434	438	994	570	101
Vehicle	3,986	-	683	3,303	2,040	567	430	2,177	1,946	1,126

	1,430,108	13,763	14,688	1,429,183	704,438	118,483	5,973	816,948	725,670	612,235

(1)	The land is leased for a 49-year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(2)

The cost of the buildings, includes an amount of adjusted NIS 21,907 thousand at December 31, 2003 and 2002, representing cost of buildings on leased land. The lease in respect of most of the land is for 49 year period ending in 2040, with an option to renew the lease for an 49 additional years. The lease fees have been capitalized. Registration of the leases with the Land Registry has not yet been completed.

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9:-	OTHER ASSETS AND DEFERED CHARGES

	Consolidated				The Company

	Original amount		Unamortized balance		Unamortized balance

	December 31,				December 31

	2002	2003	2002	2003	2002	2003

	Adjusted NIS in thousands

Excess of cost of investment in Matav Haifa, see Note 2d	17,099	17,099	894	-	-	-
Deferred charges in respect of issuance of debentures, see Note 14	11,393	11,393	2,497	1,330	2,497	1,330
Payment in respect of non- exclusive license, see Note 2(i)	3,972	3,972	3,531	2,616	-	-

	32,464	32,464	6,922	3,946	2,497	1,330

NOTE 10:-	BANK CREDIT

	Weighted
	average	Consolidated		The Company
	interest
	rate	December 31,		December 31,

	2003	2002	2003	2002	2003

	%	Adjusted NIS in thousands

Short-term credit, see Note 18	7	438,888	389,730	438,869	349,223
Current maturities of long-term loans, see Note 13		75,235	45,673	75,235	45,673

		514,123	435,403	514,104	394,896

As to financial covenant see Note 15a(5).

NOTE 11:-	ACCOUNTS PAYABLE AND ACCRUALS

		Consolidated		The Company

		December 31,		December 31,

		2002	2003	2002	2003

		Adjusted NIS in thousands

a.	Trade payables:

	Open accounts	60,002	63,499	46,448	43,983
	Notes and checks	24,054	31,200	20,973	19,634

		84,056	94,699	67,421	63,617

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 11:-	ACCOUNTS PAYABLE AND ACCRUALS (Cont.)

		Consolidated		The Company

		December 31,		December 31,

		2002	2003	2002	2003

		Adjusted NIS in thousands

b.	Other accounts payable:

	Payroll and related expenses	7,726	6,912	6,174	4,757
	Provision for vacation pay	4,917	4,473	3,875	3,438
	Government authorities (1)	52,178	96,416	43,942	89,391
	Advances from trade receivables	-	5,004	-	-
	Franchise fees to the Government of Israel	5,428	11,225	5,428	11,225
	Accrued interest	4,306	1,846	4,306	1,846
	Accrued expenses (2)	10,052	16,623	9,376	13,844
	Deferred taxes	-	15,630	-	15,630
	Others	-	853	84	477

		84,607	158,982	73,185	140,608

(1)	Mainly includes a provision for taxes in respect of the realization of Partner shares during 2002 and 2003 (see Note 5b(2)(c)).

The Company paid an amount of NIS 71 million as an advance on account of capital gains tax in respect of the realization of Partner shares in 2002. As of December 31, 2003, the accumulated tax balance in respect of the above realization in the amount of NIS 83 million, was not yet paid due to a dispute with the tax authorities.

The financial statements contain a provision for the full tax liability relating to exercising Partner shares in 2003 and 2002.

(2)	Consolidated and the Company includes balance with interested party in amount of adjusted NIS 128 thousand and adjusted NIS 76 thousand at December 31, 2003 and 2002, respectively.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 12:-	SEVERANCE PAY LIABILITY (FUND)

Labor laws and agreements require the Group companies to pay severance pay to employees dismissed or leaving their employment under certain other circumstances.

The companies’ severance pay liability to their employees, is computed based on the number of years of employment multiplied by the most recent salary and, is covered primarily by purchase of insurance policies and by an accrual. The companies record the obligation as if it was payable at each balance sheet date on an undiscounted basis. The balance of the severance pay liability and the amount funded as above are as follows:

	Consolidated		The Company

	December 31,		December 31,

	2002	2003	2002	2003

	Adjusted NIS in thousands

Amount of severance pay liability	16,323	17,272	13,059	12,878
Amount funded	(16,639)	(15,166)	(13,464)	(12,174)

Unfunded (funded) balance, net	(316)	2,106	(405)	704

The companies may make withdrawals from the funds only for the purpose of disbursement of severance pay.

The amounts accumulated in insurance companies in connection with deposits made by a jointly controlled entity in order to cover its liabilities for severance pay are not under its control and management and, therefore, said amounts and the related liabilities in respect of which they were provided are not included.

Severance pay expense totaled adjusted NIS 5,748 thousand, adjusted NIS 4,470 thousand and adjusted NIS 3,566 thousand in 2003, 2002 and 2001, respectively.

NOTE 13:-	LONG-TERM LOANS FROM BANKS AND OTHERS

	a.	Composed as follows:

	Consolidated and The Company

	Interest rate	December 31,

	31.12.2003	2002	2003

	%	Adjusted NIS in thousands

From banks – linked to the dollar	Libor+1.5	6,508	3,678
From banks - linked to the Israeli CPI	5.5-6.2	163,541	147,862
From others - linked to the dollar	Libor+1.75	47,271	21,536

		217,320	173,076
Less – current maturities		75,235	45,673

		142,085	127,403

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 13:-	LOANS FROM BANKS AND OTHERS (Cont.)

	b.	The loans (net of current maturities) are repayable in the following years subsequent to the balance sheet dates:

	Consolidated and The Company

	December 31,

	2002	2003

	Adjusted NIS in thousands

Second year	45,917	28,317
Third year	27,597	26,698
Forth year	26,181	57,832
Fifth year	27,826	14,556
Sixth year and thereafter (through 2008)	14,564	-

	142,085	127,403

As to collateral to secure the loans see Note 15c.
As to financial covenant see Note 15a(5).

NOTE 14:-	DEBENTURES

a.

According to a prospectus dated August 28,1997, the Company issued NIS 200 million par value of registered debentures (series A), for redemption in seven equal annual installments on August 20 in each of the years 2000 to 2006, and 2,850,000 warrants (series 1), see Note 16c. The debentures (principal and interest) are linked to the Israeli CPI as published in August 1997 in respect of July 1997 and bear annual interest at the rate of 3.7% (as determined in the tender). Debentures with a par value of NIS 30,700 thousand were purchased by a wholly-owned subsidiary, within the framework of the issuance. The net proceeds from the public (not including from the subsidiary) to the Company from the issuance of debentures amounted to adjusted NIS 185 million. The debentures are traded on the TASE. Expenses in respect of the issuance of debentures, totaled adjusted NIS 11,393 thousand are presented in the balance sheets as deferred charges. See Notes 2j and 9.

On August 8, 2001, the subsidiary sold to the public its holding of the debentures in consideration of adjusted NIS 23,268 thousand.

	b.	The debentures are presented in the balance sheets as follows:

	Consolidated		The Company

	December 31,		December 31,

	2002	2003	2002	2003

	Adjusted NIS in thousands

Debentures outstanding	134,920	101,103	134,920	101,103
Less - discount in respect of sale of debentures by subsidiary	1,728	1,257	-	-

	133,192	99,846	134,920	101,103
Less - current maturities	33,730	33,701	33,730	33,701

	99,462	66,145	101,190	67,402

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS

	a.	Commitments:

		1.	Royalties and other payments to the Government:

			a)	The Company and Matav Haifa were required to pay royalties at the rate of 5% to the Government of Israel, based on the gross income from operating CATV broadcasts.

On June 16, 2003, the finance committee of the Knesset approved amendment No. 2 of the Bezeq Regulations (Franchises - 1987) which retroactively reduces the royalties payable by the holder of a license to operate CATV systems from 5% of gross annual revenues from providing broadcasting services to 4% in 2002 and 2003 and to 3.5% in 2004 and thereafter.

The financial statements for the year ended December 31, 2003 include income from differences due to the retroactive reduction of the royalties for 2002 in the amount of approximately NIS 4 million, which was presented as other income.

As to the revenues from the Internet activities, the Company is obligated to a payment at a rate of 4% in 2002 and 2003 and a rate of 3.5% in 2004 and thereafter to the Government of Israel.

b)

In July 2001, the cable companies, including the Company, entered into an agreement with the State of Israel (“the State”) regarding the right of each of the cable companies to operate its cable infrastructure after the end of the license period. In the agreement it is determined that the cable companies will waive on any claim, demand, right and plea against the State in any issue relating to the grant of DBS license and besides the fulfillment of each of the cable companies liability to pay to the State the amounts set in the agreement, the State has undertaken to drop all its claims and interests in connection with the cable infrastructure so that each cable company will be the owner of all of the rights, including property rights, to the cable infrastructure which it owns in its franchise areas for all intent and purposes and it will have the right to operate, subject to any law, also after the end of its license period.

According to the agreement each cable television operator is obliged to make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum of accumulative certain income of all the cable operators, including income derived from the use of cable infrastructure, multiplied by a percentage of the income, which is between 0% and 4% increasing gradually according the amount of certain income. (In the July 2001 agreement, it was agreed that the Company’s pro rata portion would be 24.1% until agreed differently by all of the cable operators). Further, each cable operator must pay the State of Israel up to 12% of its income from sales of certain services (regarding infrastructure) and assets in the 12 year period. These provisions shall continue to be in effect if the cable television operators effect the proposed merger. (See Note 1.a(4)).

As to Royalties and other payments to the Government, see Note 19a.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

	2.	Royalties:

The Company and Matav Haifa have undertaken to pay royalties to various entities in respect of copyrights on programs transmitted or broadcasted on cable television, as stipulated in the agreements with the said entities. The annual amounts of royalties in 2003, 2002 and 2001 were approximately adjusted NIS 2.7 million, NIS 2.9 million and adjusted NIS 2.7 million, respectively.

	3.	As to commitments to purchase rights, liabilities and licenses relating to the productions of certain channels, see Note 5b(4).

	4.	As to commitment to purchase local production, see Note 1a(1).

	5.	Financial covenants:

		a)	The total unused credit lines out of the authorized credit lines as of December 31, 2003, amounts to NIS 182 millions.

b)

According to a credit arrangement from September 2003, the Company received credit line from a bank in the amount of approximately NIS 87 million (of which approximately NIS 40 millions have been used as of December 31 2003). The use of credit, which is collateralized by a floating charge, proportionately with other banks, is conditional upon the Company’s fulfillment of certain financial and non-financial covenants determined under the aforesaid agreement.

In the opinion of the Company’s management, the Company complies with the covenants determined under the aforesaid agreement.

	6.	Lease commitments:

The Company and its subsidiaries rent their motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2006.

Future minimum lease payments under non-cancelable lease agreements as of December 31, are as follows:

NIS (in thousands)

2004	3,910
2005	2,715
2006	2,128

8,753

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

	b.	Contingent liabilities:

		1.	Claims and petitions for approval of class actions:

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

If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of adjusted NIS 1,337 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to adjusted NIS 360 million. The subscriber is also claiming compensation in respect of the damages caused to all of the members included in the class action, if approved, from the date of filing the lawsuit to the date the judgment is rendered.

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

At the beginning of the hearing of the request, it was stated that the clarification of the request will be made in combination with similar requests that were filed against the cable companies Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, see below). After the Joinder of files and pursuant to the arrangement reached by the parties and which was validated as a court decision, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other cable companies). The main elements of these claims are as follows:

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

1)

The cable companies acted pursuant to the legislation that allowed them to collect subscriber fees, and even determined the rates for this matter, according to the discretion that was applied by the sub legislator in the regulations for that purpose. According to the claim, the reasonability of the rates of the cable companies should not be attacked as if they are unfair, as long as it was not determined that there was a flaw in the legislation pursuant to which the franchisees operated. Therefore, the Company is entitled to benefit from the article 6 to Torts Ordinance, which grants a type of immunity to someone acting according to legislation. The court will be requested to determine, among others, if a prior law of the Supreme Court in this respect is valid for our case.

2)

In the past, the Restrictive Trade Practices Court approved that the cable companies could raise the subscriber fees rates, in the context of the request to approve the restrictive arrangement presented to it. The Company claims that this ruling constitutes an estoppel by res judicata and a good defense against this claim.

On August 21, 2003, the Court rendered its decision and rejected the  arguments of the Company (and of the other cable companies) are rejected with a determination that the expenses involved in the proceedings will be taken into account at the end of the proceedings.

In that decision the Court has determined, among other things, that the immunity stated in article 6 to Torts Ordinance is not granted to the cable companies and that the decision of the Trade Restrictions Court in the case of Idan does not constitute a binding precedent or Court’s ruling toward the plaintiffs in said procedure. Nevertheless, according to a deliberative settlement reached by the parties, the Court will have to rule on other issues and parties arguments which were detailed in the request to approve the claim as a class action and the responses of the cable companies in that issue.

In a pre-trial hearing held on November 26, 2003, it was determined that the deliberation of the proceedings against the various cable companies will be separated and that the first to be heard is the request to approve a class action which was filed against the Company. In that hearing the Court has determined that the Company is permitted to present complementary opinion and declarations, that the plaintiff may present counter opinion and declarations, that the parties disclose the identity of their witnesses and that all witnesses be present in the hearing scheduled in 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, since the claim and the motion to approve it as a class action, and Matav’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in The Company’s financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

b)

On August 28, 2002, a motion was filed to approve the filing of a class action against the cable companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks with the elapse of six years from the date on which the licenses were granted. The relief requested from the Company amounts to about NIS 139 million.

In view of a rejection of substantially similar claim by Court, the Company and Golden Channels have presented a request to strike ab limine the claim. The plaintiffs presented a reply to the request to strike ab limine and the Company and Golden Channels presented their reply to the plaintiffs reply. Similarly, the Company and Golden Channels presented a reply to the request to approve.

The Court ruled that the request to strike ab limine will be heard together with the request to approve. The hearing in the request to approve was postponed in view of Tevel announcement that it is introducing stay of proceedings. The plaintiffs presented a request to remove the postponement of the hearing in relation to the Company and Golden Lines. A decision in the request to revoke the halt in the case due to Tevel stay of proceedings was yet not given.

In the opinion of Company management, based on the opinion of its legal counsels, the chances of the request are not good and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

c)

On December 3, 2002, a lawsuit and motion to approve the lawsuit as a class action were filed by seven claimants against cable companies, Ministry of Communications and the council in respect to the conditions of the Council not being fulfilled with respect to the companies’ cable broadcasts and the satellite broadcasts of channel 5. The requested relief amounts to about NIS 302 million as well as an additional monthly cumulative installment of NIS 25.2 million from the date of filing the lawsuit to the date a judgment is rendered. The cable companies argue, inter alia, that the claim does not qualify to be a class action due to the differences between the claimants that exist on the level of the content of the broadcasts (program preference), as well as on the level of the damages being claimed, and that the cable companies fulfilled most of the conditions that were determined by the Council.

On October 26, 2003, the Court ruled that in order to determine whether article 29 or the Consumer’s Protection Law may be applied and to present a class action by virtue of their operation, first the relevant facts should be examined and, therefore the request to approve cannot be dismissed before it is being heard. On October 26, 2003 the Court held a hearing meeting in this class action and later the parties submitted their summaries to the Court.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15 :-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsels, believe that, at present, it is not possible to estimate the chances of the request and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements (see also Note 24d(1)).

d)

On June 29, 2003, a request to approve a class action was filed against the Company. The amount of the claim, as estimated by the petitioners, is placed at approximately NIS 100 million, as of the date of the request. The claim consists of two causes of action. The first cause of action is not granting penetration discount as opposed to the directives of the franchise. The petitioners argue that the discount requested is by virtue of the terms of the franchise which determines that it is mandatory to grant a penetration discount at the rate of 10% of the price determined in ICP arrangement whereas, in practice, the Company granted to its customers a penetration discount of 10% of the price set in the franchise.

The cause of action of the second claim is in respect of a limitation, which the Restrictive Trade Practices Court imposed on the increase of subscriber fees, where it prohibited the cable companies, including the Company, to increase, in real terms, the subscriber fees in excess of 1.9% per year (“the Ruling”).

The petitioners contend that the cable companies increased the subscriber fees a day after the Ruling was rendered and calculated the annual increase rate – 1.9% from a starting price that was higher than the price that was determined as a starting price by the Restrictive Trade Practices Court.

On February 23, 2004, the Company submitted its response to this petition, whereby with respect to the first allegation of the petitioners, the Company clarified in its response that the clear and defined objective of the increase of the subscriber fees that was determined by the Restrictive Trade Practices Court was not a determination of new subscriber fees, as defined in the franchise.

The Company claimed that the Restrictive Trade Practices Court determined a ceiling for the increase only to prevent the cable companies from rolling over to the public the arrangement fee they were required to pay, by an immediate increase of the subscriber fees up to the ceiling. In addition, whereas the Company already granted a penetration discount of 10% in regions, which are the object of the claim prior to rendering the Ruling, the petitioners allegation implies that it was to grant a double discount than the one intended by the Minister of Communications, and such a conclusion is unreasonable and is not consistent with the provisions of the Ruling.

As to the second allegation of the petitioners, the Company responded that an increase of the subscriber fees a day after the Ruling was rendered, was only a result of linking the subscriber fees to the CPI, pursuant to the provisions of the franchise and Bezeq Regulations (Franchises) – 1987, and such an increase was permitted in ICP arrangement and pursuant to the Ruling.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (cont.)

The petitioners’ response to the Company’s answer was not yet submitted

According to the opinion of the Company’s management, based on the opinion of its legal counsel, the prospects of the request to approve are remote and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements (see also Note 24d(2)).

	2.	Other claims:

		a)	On November 8, 1999, the Controller declared the Company to be a monopoly in the field of providing multi channel TV broadcasts for payment in the franchise regions in which it operates.

On December 28, 1999, the Company filed an appeal with the Restrictive Trade Practices Court in respect of the Controller’s declaration. This appeal has been consolidated with a similar appeal lodged by the other CATV franchisees.

In its appeal, the Company claimed that the Controller’s declaration should be dismissed in limine, for two main reasons: firstly, since the declaration lacks any appropriate factual basis, particularly since it shows quite clearly that the Controller did not bother to examine, prior to making the declaration, what is the relevant market segment, and what products and services serve as reasonable alternatives for the services provided by the Company to its subscribers. Secondly, the Company claimed that regarding its matter, the burden for a more intensive examination lies with the Controller (which the Director General did not fulfill), which is due to previous decisions he issued, in the context of which he determined that Matav is competing with Channels 1 and 2 in the television broadcasting sector. In addition, Matav claims that the proceedings held before the Director were flawed since the Controller did not fulfill his obligation for a hearing, and since the Controller’s considerations were not objective in view of the pressures exerted on him by the Company for Television Broadcasts by Satellite (Yes).

The Company also claimed that the Controller’s declaration should be revoked based on its substance inter alia, since it is a fact that, in the relevant market (namely, the entertainment and leisure market in its entirety, or at most, the TV services market) the Company does not provide more than 50% of the services in the franchise regions in which it operates, and therefore, it cannot be deemed to be a monopoly in this market. In addition, the Company’s claim in relation to the fact that all of the customary criteria for examining a market segment indicate the fact that the Controller erred in the definition of the market, pursuant to which he examined the Company’s operations and that is competing with numerous and varied service providers, among which: the terrestrial television channels, such as channels 1 and 2, television channels that are received via domestic satellite dishes, video suppliers, etc.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (cont.)

In his response to the appeal, the Controller claimed that the appeal filed by the Company on his declaration should be dismissed, as should the appeals filed by the other CATV companies on the declaration. In his response, the Controller gave, inter alia, the following reasons: firstly, since some of the CATV companies had previously expressly admitted, that they were monopolies; secondly, that the true criteria for the definition of the market, in this matter, shows that the relevant market is the multi channel TV market, and not as claimed by the Company, and thirdly, regarding the Company’s claim relating to the procedure undertaken, the Controller explained that he had conducted sufficient examinations prior to the declaration, and was not required to give detailed reasoning for his declaration.

On October 30, 2001, the evidentiary stage ended in the context of the appeal where the parties filed their summations and the parties are currently awaiting the judgment to be rendered.

According to the opinion of Company’s management, based on the opinion of its legal counsel, the prospects of the appeal due to the complex factual and legal questions raised in that case cannot be estimated at this stage.

b)

On March 28, 2000, a claim was filed with the Tel-Aviv-Jaffa District Court against the CATV franchisees, including the Company, by the Association for the International Collective Management of Audiovisual Works - AGICOA, an international association of producers of cinema and TV works (the “Producers”).

The aggregate sum of the claim (against all the companies) is not less than $171 million (the claim was limited for the purpose of court fees to an initial sum of $20 million, while the plaintiffs’ right was reserved to increase the sum of the claim).

The claim is for copyright allegedly infringed upon, by the CATV franchisees, in the broadcasting of programs whose copyright is owned by the Producers, without permission and without payment of consideration to the Producers. The Producers are also claiming unjust enrichment by the CATV franchisees, and are seeking the remedy of submission of accounts.

The Company’s management believes, as expressed in the answer filed with the Court on July 9, 2000, that the Producers have no right to file this claim in light of the Restrictive Business Practices Law in Israel. In addition, the period of time in which the claim is raised deviates, at least in part, from that time set by law and since the Producers have not properly proved the validity of their claimed rights in the programs; and since the sum of the claim appears to be grossly unrealistic and exaggerated.

The claim was referred to mediation that was unsuccessful and, therefore, the case was returned to be heard by the Court.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

On June 18, 2002, an initial preliminary hearing was held in the Tel-Aviv District Court, in the context of which, the Court determined that it is necessary to wait for the decision of the Supreme Court on the additional hearing regarding a similar case, in which matter the Court was persuaded that the Supreme Court’s decision will have actual implications on the dispute in this case, or at least on part of it. Nevertheless, the Court determined that it is necessary to begin completing the preliminary proceedings in the claim, including disclosure of documents, questionnaires and providing additional information.

The above preliminary proceedings have not been completed in view of several extensions of postponements as agreed between the parties and under the Court’s approval. On November 26, 2003, a pre-trial meeting was held in the context of which it was agreed that the date for completing the preliminary proceedings will be postponed until the decision of the Supreme Court in the additional hearing is rendered.

According to the opinion of Company’s management, based on the opinion of its legal counsel, since, at this time, the legal proceeding is in its initial stages it is difficult to estimate the prospects of the claim. Nevertheless, the Company has good and substantial defense arguments, and therefore, no provision has been included in the Company’s financial statements in respect thereof (see also Note 24d(3)).

c)

On December 31, 2003, Eshkolot - the Israeli Artists Society for Performers’ Rights Limited (“Eshkolot”) filed a claim with the Tel Aviv Jaffa Court against the cable companies, including the Company, alleging non-payment of cash and issuing a permanent injunction as well as requests to issue a preliminary injunction and to give instructions to Tevel trustee, as follows:

Eshkolot argues that since January 1, 2003, the cable companies broadcast programs which use the performers rights of the Israeli artists which are held by Eshkolot and this without Eshkolot permission or consent to that and without making any royalties whatsoever for broadcasting the performances.

In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to the payment of NIS 8,500 thousand as compensation for 2003 royalties (net of payments already transferred to Eshkolot) and that, from now on, in each year the cable companies will have to pay this amount including linkage differences and to update such royalties relative to the number of broadcasting minutes of protected performances increase. Additionally, Eshkolot requests to obligate the cable companies to pay the maximum statutory compensation, as set in the Copy Rights Law, in the total amount of NIS 24,320 thousand. Eshkolot also requests a permanent injunction order against the cable companies that will disallow to broadcast protected performances employing performers rights held by Eshkolot, if an explicit authorization from Eshkolot does not exist.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

Further, the Court was requested by Eshkolot to give a preliminary injunction which prohibits the cable companies to broadcast performances, employing performers rights held by Eshkolot, if an advance explicit and written authorization from Eshkolot does not exist, until the hearing and the decision in Eshkolot primary claim for compensation due to breach of performers rights and in the request of the permanent order against the cable companies.

As of the date of the approval of the financial statements, neither an answer on behalf of the cable companies nor a reply to the requests outlined above were filed.

As of March 30, 2004, the parties are negotiating a settlement according to which, the disputes will be forwarded to arbitration.

According to the opinion of Company’s management, based on the opinion of its legal counsel, at this time, the prospects of the claim cannot be estimated.

Therefore, no provision was recorded in respect to the aforesaid claim in The Company’s financial statements (see also Note 24d(4)).

d)

On January 8, 2004, Eshkolot filed with the Restrictive Trade Practices Court an appeal on the decision of the Controller of the Anti-Trust Authority (“the Controller”) dated December 17, 2003 to exempt the cable companies (including Matav and Golden Channels) from receiving the approval of the Court to the restrictive arrangement between them. Eshkolot requests to revoke the Controller’s decision. Alternatively, it requests that the Court gives any other provision at its discretion.

The Controller and the cable companies are the respondents to the appeal.

Eshkolot principal arguments are as follows:

1)

Ultra vires - the restrictive arrangement, which is the issue of the appeal is inappropriate to the administrative channel of granting an exemption by the Controller in view of the wide-ranging implications that the restrictive arrangement has on the communication market, in general, and on many populations, including the community of the Israeli performer artists in particular.

2)

A mistaken decision - the restrictive arrangement does not comply with the conditions set in the Anti Trust Law for granting an exemption. The Controller’s mistakes are factual and legal. The Controller has disregarded the damage to the consumers, the public, in general and the community of artists and performers, in particular, as a result of intensifying the bargaining power of the cable companies versus the producers, artists and performers.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

In his reply, the Controller rejects Eshkolot arguments one by one. His principal arguments are as follows:

1)

The exemption was granted until the earlier of one year or the completion of the merger procedures between the cable companies. It was granted on the basis of the Controller decision to extend the validity of the approval of the merger between the cable companies and, practically, it was granted only out of precaution.

	2)	Eshkolot did not object to the Controller’s decisions to approve the merger of the cable companies (a decision dated April 22, 2002) or to extend its validity (except the recent decision).

3)

The basis for the appeal is a business dispute which merits are the amount of compensation that the cable companies have to pay Eshkolot. It is inappropriate that the appeal will serve as a tool to leverage and compel a person to pay its debt.

	4)	The appeal does not have a minimal factual economic ground.

	5)	The damage to competition as an outcome of the arrangement is irrelevant.

	6)	The arrangement has an underlying competitive benefit.

	7)	Arguments that the arrangement impairs local production have been rejected in the past by Court.

	8)	The exemption was granted with powers.

	9)	The Controller gave reasonable consideration when granting the exemption.

The cable companies have not yet presented an answer.

On February 26, 2004, the Court has granted the request of the cable companies to extend the date for replying to the appeal until March 23, 2004.

A preliminary hearing was scheduled for April 20, 2004.

According to the opinion of the Company’s management, based on the opinion of its legal counsel, at this early stage of proceedings it is difficult to estimate the prospects of the appeal. Therefore, no provision was recorded in respect to the aforesaid claim in The Company’s financial statements. Nonetheless, the cable companies maintain valid arguments to refute Eshkolot claims (see also Note 24d(4)).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

e)

The Company is involved in several additional claims that are not included in this section and which do not exceed the aggregate of NIS 5 million.  The Company’s management estimation, based on the opinion of its legal counsel, is that no provision should be included in the financial statements in respect of such claims.

f)

In 2002 and 2004, the Company and its subsidiary, Matav Haifa, received assessments for tax years 1997 - 2001. Under these assessments, the additional taxes that the Company and Matav Haifa are required to pay the amount of NIS 52 million (not including interest and CPI linkage) and to decrease their carry forward loss for the years 2000-2001 by NIS 96 million. The Company and Matav Haifa disagree with Tax Authorities assessments and appealed on these tax assessments. The assessments discussions are in preliminary stages and it is impossible to evaluate its results. Management’s opinion, based on the evaluation of its external advisers, has well founded arguments against all the claims included these tax assessments, and therefore no provision has been made in the Company’s accounts for the tax amount claimed.

g)

Since a subsidiary did not file on time its tax return for the year ended December 31, 2002 with the Tax Authorities, it received an assessment for 2002 during December 2003. Lately, the subsidiary filed the said tax returns. As to the dispute with the tax authorities, see Note 11b(1) and Note 24b.

	3.	Hot Vision’s contingent liabilities:

a)

On June 27, 2002, Yes filed a lawsuit, by way of opening motion with the district court in Tel Aviv, against Hot Vision, which is engaged in providing broadcasting of channels 3 and 4 to Yes. In its lawsuit, Yes argues that it is not obliged to pay Hot Vision the amounts demanded for the broadcasting rights of channel 4 and therefore Hot Vision is not entitled to cease the provision of channel 3 broadcasting to Yes, because of its refusal to pay Hot Vision the amounts demanded for channel 4 broadcasting.

In the context of the lawsuit, on June 24, 2002, following Yes’s motion, the court rendered an interim injunction, prohibiting Hot Vision from ceasing the ordinary provision of channel 3 to Yes, until a ruling is rendered in the motion.

The temporary order was conditioned on an autonomous bank guarantee in the amount of NIS 1 million, which was deposited by Yes.

On July 2, 2002, a reply was filed on behalf of Hot Vision to the request to grant an interim injunction, and on July 3, 2002, a hearing was held regarding the request to grant an interim injunction. An agreement was reached between the parties, pursuant to which Yes shall pay Hot Vision NIS 4 million in cash (for the broadcast rights of channel 4) without admitting to any charge.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

In addition, an arbitration meeting was agreed by that the parties concerning the payment in respect to channel 4.
It was further agreed by the parties, that the interim injunction given by the court on June 24, 2002, will remain in force until 14 days following the arbitration proceedings.

According to the opinion of Hot Vision’s legal counsel, at this stage it is not possible to estimate the prospects of the Company’s claims.

b)

In July – September 1999, Tevel Israel International Communications Ltd. (Tevel) and Golden Channels and Co. (“Golden Channels”) entered into license agreements with the major studios (Columbia, Fox and Warner Bros. Television Distribution (Warner) to purchase contents (The agreements). The contents were placed, among others, in channels 3 and 4 and are produced by Hot Vision for all cable companies, and for channels for pay - Cinema 1, 2, 3 and cinema prime, that are produced by Avdar Silver Industries Ltd. (“Avdar”) for all of the cable companies.

Agreements were entered into by and between Tevel, Golden Channels and Hot Vision, according to which, broadcasting rights for the above contents, were provided to Hot Vision. In addition, agreements were entered into by Avdar and all of the cable companies, pursuant to which the broadcast rights for the above pay channels were placed with Avdar.

(a)

On November 27, 2002, Warner Entertainment Company (Warner) filed a lawsuit against Tevel in a court in California seeking, inter alia, a monetary compensation of $17 million (Warner lawsuit in California), on the grounds that the agreement from July 13, 1999, pursuant to which, Tevel (through which all the cable companies) acquired from Warner the rights to broadcast films, was breached and consequently was rescinded by Warner.

Following Warner lawsuit in California and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv a motion to instruct, among others, that Warner should take any measure necessary to discontinue the lawsuit in California and this in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the District Court in Tel Aviv) and based on the proof of debt submitted by Warner to the trustee under the same cause of action.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

On February 10, 2003, the court rendered its ruling on the trustee’s motion. Pursuant to the ruling, the court dismissed Warner’s position and accepted the motion. The court, inter alia, ruled that Warner instituted unlawful proceeding in the United States and under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered it decision of Warner’s proof of debt, in which the majority of the proof was rejected. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on June 24, 2003, Warner filed an amended appeal on the trustee’s decision in the matter of the proof of debt.

On October 21, 2003, the Supreme Court rejected Warner’s appeal on the court’s ruling of February 10, 2003, subject to the rights of Warner and the trustee to argue on the issue of the applicable law on the debt and this is in the context of Warner’s appeal on the trustee’s decision on the proof of debt and instructed Warner to file an amended appeal in order to include the argument that Warner’s lawsuit should be litigated under California law.

The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which approved the debt for Warner in the amount of $182 thousand) and approve Warner a debt in the aggregate of $17 million and alternatively $12 million. The trustee filed its response to the appeal. The company estimates, based on the opinion of Tevel’s legal counsel, that the chances of the appeal to prevail, are remote, therefore, no provision has been included in the Company’s financial statements in respect thereof.

(b)

On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, a monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as contained in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least $16 million in addition to expenses. In addition, among others, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held on March 31, 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the claim and the counterclaim was held during January 2004 and on February 2004 the parties filed their post trial briefs. In Warner’s post trial brief it requested compensation in the amount of approximately US$25 million. In addition to expenses Golden channels requested compensation in the amount of approximately $3.8 million. At this time, the Company’s management and Golden channel’s U.S. legal counsel can not assess the chances of the claim, its monetary implications and the financial risks caused therefrom and, accordingly, no provision (except of a provision for estimated cost of the legal handling (see also below)) has been made in the financial statements in respect thereof.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

	(c)	On or about the filing date of the above lawsuits, Warner forfeited bank guarantees it was granted by Golden Channels and Tevel in the amount of $5 million each.

Further to the above lawsuits and the demand of Tevel and Golden Channels, Hot Vision board of directors resolved that, in principle, Hot Vision shall bear the amounts born or to be born by Tevel and Golden Channels in respect of the forfeiture of guarantees, as above, and in respect of the aforesaid agreements with the major studios, including their rescission and related expenses and/or in respect of legal proceedings taken as above, subject to indemnification by its shareholders to cover these amounts.

On June 30, 2003, Hot Vision and the cable companies signed an agreement for the indemnification of Hot Vision relating to all of the amounts that it shall bear in connection with the debt to major studios and expenses associated with the management of the above legal procedures (“the indemnification agreement”). According to the indemnification agreement, the cable companies are committed, one towards the other, to jointly finance through Hot Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented until the date of the financial statements against certain of the cable companies as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or nullified with the major studios - this regarding content which was provided to channels 3 and 4. As for the pay channels (Cinema 1, 2, 3 and cinema prime), it was agreed that the amounts will be paid directly to Tevel. According to the indemnification agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements.

As well as amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the proceedings. The indemnification does not refer to amounts that are payable by the cable companies to Tevel and/or Golden Channels through Hot Vision and Avdar Silver Infrastructures Ltd. for purchase of content to channels 3 and 4 and to the pay channels (Cinema channel 1, 2, 3 and Cinema Prime).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

The indemnification agreement further stipulates that the commitments of the cable companies be revoked in the following cases: (1) if the cable companies release, in writing, Hot Vision from its obligations under this agreement (2) if Tevel, Golden Channel and Matav merge into another cable company (“the merged company”) and the merged company assumes, in writing and without any condition, the commitments of all of the cable companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the merged cable company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision obligations under the indemnification agreement.

In light of the abovementioned, Hot Vision recorded in its financial statements a provision of approximately NIS 8.7 million  connection with the legal handling of the case of Warner against Golden Channels, as mentioned in section b above. The Company’s portion is approximately NIS 2.3 million.

	c.	Guarantees and charges:

1.

The Company placed a first ranking charge in favor of banks and a trustee in respect of the debentures on its assets and rights for securing its liabilities to banks and holders of the debentures. The total secured liabilities at the balance sheet date amounted to approximately NIS 636 millions.

2.

Under some credit facility agreements of Partner, its principal shareholders were required to pledge, in favor of the participating banks in the aforesaid agreements, a part of their shares in Partner. Under the amended Credit Facility agreement, in the event that Partner meets the following financial conditions, a permitted dividend distribution will be allowed and the shares pledged by the principal shareholders may be released:

			•	Meeting, during the years 2003-2007, each of the financial covenants as included in the agreement at minimum certain ratios, as described in the agreement.

			•	Partner should have repaid to the participating banks as amount equal to half the amount of the total commitments under the Credit Facility agreement.

Matav, as one of Partner principal shareholders, registered a pledge, unlimited in amount, on its shares in Partner (5.29%) and all the rights attached thereto as security for the balance of Partner’s bank loans.

The Company undertook not to register any pledges or floating charges on any assets in favor of any third party, without obtaining the prior written consent of the trustee for the banks.

The balance of Partner’s debt, secured by the above pledges, totaled, as of December 31, 2003, at approximately adjusted NIS 1,807 million (in December 31, 2002 - adjusted NIS 2,422 million).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

As of December 31, 2003, Partner is not complying with any of the above financial conditions and the Company’s pledged shares in Partner (5.29% of Ordinary shares of Partner) have not been released, yet from their pledges.

3.

The Company provided a bank guarantee of NIS 9.2 million to the Government of Israel, which is valid through April 2005, for the purpose of assuring its compliance with the terms of the general Broadcasting license.

In addition, the Company provided a bank guarantee of $3.722 million to the Government of Israel, which is valid through March 2025, for the purpose of assuring compliance with the terms of the Telecommunication Infrastructure license granted to Amat Telecom. (see also Note 1(a)8).

4.

The Company guarantees in an unlimited amount, to Hot Vision, for all amounts due to a bank at a rate of 24.6% of the total liabilities. In accordance with the resolution of Hot Vision’s board of directors, it was determined that the total credit to be extended to Hot Vision by the bank shall not exceed the amount of $35 million. Any excess amount shall be approved in writing by the Company’s board of directors. This resolution was forwarded to the bank that provides the credit. As of December 31, 2003 the Company’s share in those guarantees amounted to $4.6 million.

In addition, the Company is a guarantor to another bank to secure Hot Vision’s liabilities in the amount, which is varied between $4.3- $7 million (the Company share).

	5.	The Company recorded a charge on equipment purchased from a supplier to secure its liabilities toward such supplier in a total amount of NIS 0.6 million.

In addition, the Company provides a bank guarantee of NIS 8.7 million to another supplier to secure its liabilities toward such supplier in a total amount of NIS 19.9 million.

	6.	The Company guarantees in an amount of $200 thousand to Barak (other company).

7.

The Company provided a bank guarantee of $3.75 million to the Controller, which is valid through April 2006, for the purpose of meeting the conditions for the merger of the cable activities as was determined by the Controller (see Note 1.a.4).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

d.

In 2000, the Company was granted a call option for the purchase of 50% of the shares in the channel company, Hop Ltd. (“Hop”) from its shareholders. Due to regulatory provisions and by virtue of the directives of the Controller in connection with the merger of the cable companies, the Company was required to transfer the option to the full and exclusive ownership of a third party so that the Company does not have any interest in Hop. In the context of the agreement with the third party, it was determined that, in return for the transfer of the rights in the option to a third party, the third party shall pay the Company an amount equivalent to 95% of the proceeds actually received upon the exercise of the option and the actual purchase of ownership in 50% of the shares in Hop. In August 2003, the third party entered into an agreement with another company for the sale of the option in consideration for the total amount of approximately $1.8 million. The Company’s share amounts to approximately $1.7 million.

As of December 31, 2003, the Company did not recognize as income the expected gain, which amounts to $1.1 million, net of tax effect, from the sale of the option, since a material condition, the actual ownership in the abovementioned shares was transferred to the third party upon the exercise of the option as stipulated in the selling agreement, was not fulfilled.

NOTE 16:-	SHAREHOLDERS’ EQUITY

	a.	Share capital:

		1.	Composition of share capital

	December 31, 2003 and 2002

	Authorized	Issued and paid-up

	Number of shares

Ordinary shares 1 NIS par value each	100,000,000	30,203,918

	2.	The Company’s shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

The Company’s ADS are listed on the NASDAQ under the symbol “MATV”. Each ADS represents two of the Company’s Ordinary shares of NIS 1 par value.

b.	Option plan for senior employees:

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

These options are exercisable from the following dates: 1/3 of the options - 12 months after the allotment; 1/3 of the options - 24 months after the allotment; and 1/3 of the options - 36 months after the allotment. These options are exercisable for a period of 24 months from the end of each of the above periods (the “exercise period”).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

Options not exercised will expire after the exercise period. The exercise price of the options is $8 per share (on the basis of the ADS price on the date of the decision of the Board of Directors).

The Ordinary shares under the options were issued in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance which stipulate, inter-alia, that the Company shall be able to claim as a tax deduction the amounts credited to senior employees as benefit in respect of sale of the shares so issued at a price in excess of the exercise price, when such benefit is considered as taxable income in their hands.

As of December 31, 2002, 1997 Plan ended, in which some senior employees exercised 275,000 options for purchasing 185,153 Ordinary shares of NIS 1 par value, 149,000 options were forfeited and 76,000 options were expired.

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

Options not exercised will expire after the exercise period. The exercise price of the options is NIS 49 per share, linked to the Israeli CPI for December 2000 (based on 85% of the price of the Company’s Ordinary shares on the date of the decision of the Board of Directors) (NIS 52 in December 31, 2003 terms).

The Ordinary shares under the 2001 plan were issued in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance which stipulate, inter-alia, that the Company shall be able to claim as a tax deduction the amounts credited to senior employees as benefit in respect of sale of the shares so issued at a price in excess of the exercise price, when such benefit is considered as taxable income.

On August 28, 2001, the Company’s Board of Directors approved to reprice the exercise price of the first allotted portion to NIS 39.60 (based on 90% of the price of the Company’s Ordinary shares on August 15, 2001) (NIS 41 in December 31, 2003 terms) and the earliest date on which the first portion of the options may be exercised was postponed for three months from the original date.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2003, under the 2001 Plan, 770,500 options were issued to 45 employees. 608,300 options were cancelled and 90,732 options were forfeited. See Also 3 below.

3.

In November and December 2003, the Company’s Board approved a stock option plan for 50 of the Company’s employees without consideration (“the 2003 Plan”). The plan includes a total of 770,500 options that are exercisable into 770,500 Ordinary shares of NIS 1 of the Company.

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but only in the amount which reflects the element of the benefit embodied in the options as calculated at the time of exercises.

These options are exercisable from the following dates: 1/3 of the options - January 31, 2004; 1/3 of the options - January 31, 2005; and 1/3 of the options - January 31, 2006 (the “vesting period”). These options are exercisable for a period of 36 months from the end of each of the above periods (the “exercise period”).

Any option that is not exercised during the exercise period expires. In the first tranche, the exercise price of the options is NIS 26.816 per share (on the basis of 85% of the average price for Company share during 30 trading days on the Tel Aviv Stock Exchange before the date of the Board’s decision- November 17, 2003). In the second and third tranches, the exercise price of the options will be the basis of 90% of the average price for Company share during 30 trading days on the Tel Aviv Stock Exchange before the end of vesting period of each of the following tranches per share.

According to the 2003 plan, options may be issued provided that the employee waives their rights to options, which matured in the first and second tranches of the 2001 plan and that the Company’s Board of Directors approve the cancellation of the third tranche of the 2001 Plan, subject to the employees’ agreement (see 2 above).

The issuance of options is managed under the principles which were determined for that purpose in section 102 of the Income Tax Ordinance which stipulate, inter-alia, that the Company shall not be able to claim as a tax deduction the amounts credited to senior employees as benefit (in respect of sale of the issued shares at a price in excess of the exercise price), if that benefit is subject to capital gains tax in a reduced tax rate and will be able to claim as a tax deduction the amounts credited, as mentioned if that benefit is considered as regular taxable income.

On December 31, 2003, the General Meeting of the Company approved the abovementioned plan. As of that date 770,000 options were issued to the Company’s employees.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

	c.	Warrants (series I):

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

The net proceeds from the issuance received in cash, amounted to adjusted NIS 1,909 thousand.

383,750 warrants were purchased by Matav Haifa in the framework of the issuance. In August 2001, Matav Haifa purchased 986,398 warrants in consideration of adjusted NIS 261,246 and exercised them, together with another 383,750 warrants (that had been purchased at the original time of their issuance) at the date of their expiration (August 20, 2001) into 1,370,148 of the Company’s Ordinary shares in the amount of approximately adjusted NIS 66.2 million.

The aforementioned shares conferred in Matav Haifa constitute 4.54% of ownership and control in the Company.

On August 20, 2001, the remaining warrants that had not been exercised into shares, expired.

In 2002, Matav Haifa sold 26,651 shares of the Company in consideration for approximately NIS 1 million.

In 2003 Matav Haifa sold the remaining 1,343,497 shares of the Company in consideration for approximately NIS 39.1 million.

NOTE 17:-	TAXES ON INCOME

	a.	Tax laws applicable to the companies:

The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and certain of its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI. In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the “Knesset” (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

The tax liability for 2003 is computed according to the law, while taking into account the decrease in the Israeli CPI in that year. The Company and its subsidiaries are taxed under this law.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	TAXES ON INCOME (Cont.)

	b.	Deferred income taxes:

The composition of the deferred taxes, and the changes therein during the reported years and the related valuation allowance as of December 31, 2003 and 2002, are as follows:

	Consolidated

	For temporary differences of investment in affiliate company	For provisions for employees rights (severance pay and vacation pay) and for allowance for doubtful accounts	In respect of carryforward tax losses	Total

	Adjusted NIS in thousands

Balance at January 1, 2001	-	-	-	-

Deferred tax asset	-	1,656	53,586	55,242
Less - valuation allowance	-	(1,656)	(53,586)	(55,242)

Balance at December 31, 2002	-	-	-	-

Deferred tax asset (liability)	(15,630)	2,368	35,029	21,767
Less - valuation allowance	-	(2,368)	(35,029)	(37,397)

Balance at December 31, 2003	(15,630)	-	-	(15,630)

	The Company

	For temporary differences of investment in affiliate company	For provisions for employees rights (severance pay and vacation pay) and for allowance for doubtful accounts	In respect of carryforward tax losses	Total

	Adjusted NIS in thousands

Balance at January 1, 2001	-	-	-	-

Deferred tax asset	-	1,249	37,274	38,523
Less - valuation allowance	-	(1,249)	(37,274)	(38,523)

Balance at December 31, 2002	-	-	-	-

Deferred tax asset (liability)	(15,630)	1,491	34,926	20,787
Less - valuation allowance	-	(1,491)	(34,926)	(36,417)

Balance at December 31, 2003	(15,630)	-	-	(15,630)

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	TAXES ON INCOME (Cont.)

	c.	Taxes on income included in the statements of operations:

		1.	These taxes - for the reported years - are composed as follows:

	Consolidated

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Current	(84)	108,851	41,799
Deferred taxes	1,538	-	(6,303)
For previous years - current	(1,888)	-	80

	(434)	108,851	35,576

	The Company

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Current	(4,668)	108,851	41,799
Deferred taxes	1,042	-	(6,303)
For previous years - current	1,321	-	-

	(2,305)	108,851	35,496

Current taxes are computed at the tax rate of 36%.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	TAXES ON INCOME (Cont.)

2.

Below is a reconciliation between the theoretical tax expense (benefit), assuming all of the Group’s income is taxed at the regular tax rates applicable to companies in Israel (see (1) above), and the actual tax expense as reported in the statements of operations.

	Consolidated

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Income (loss) before taxes on income, as reported in the statement of operations	(178,886)	131,765	(10,781)

Theoretical tax expenses (benefit)	(64,400)	47,435	(3,881)

Increase (decrease) in taxes resulting from:

Disallowable deductions	912	4,115	1,980
Increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created	62,798	53,586	35,029
Increase in taxes in respect of temporary differences which deferred taxes were not provided	2,144	1,656	2,368
Difference in definition of capital and assets for tax purposes	-	2,059	-
Taxes in respect of previous years	(1,888)	-	80

	(434)	108,851	35,576

	The Company

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Income (loss) before taxes on income, as reported in the statement of operations	(129,701)	185,248	(6,369)

Theoretical tax expenses (benefit)	(46,713)	66,689	(2,293)

Increase (decrease) in taxes resulting from:

Disallowable deductions	683	3,639	1,372
Increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created	39,856	37,274	34,926
Increase in taxes in respect of temporary differences which deferred taxes were not provided	-	1,249	1,491
Difference in definition of capital and assets for tax purposes	2,548	-	-
Taxes in respect of previous years	1,321	-	-

	(2,305)	108,851	35,496

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	TAXES ON INCOME (Cont.)

	d.	Carryforward tax losses:

At December 31, 2003 and 2002, the Group had carryforward tax losses of adjusted NIS 523 million and NIS 426 million, respectively. The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.  The carryforward tax losses amounts are dependent on the results of the dispute with the tax authorities (Note 11b(1)) and the tax assessments (Note 15b(f) and 15b(g)).

	e.	Tax assessments:

The Company has received final assessments through tax year 1996, and the other Group companies have received final assessments through tax year 1997.

Regarding tax assessments which were received by the Company and its subsidiaries for tax years 1997 - 2002 (see Note 15b(f) and 15b(g)).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:-	LINKAGE TERMS OF MONETARY BALANCES

	Consolidated

	December 31, 2002				December 31, 2003

	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total

	Adjusted NIS in thousands

Assets:

Cash and cash equivalents	6,681	-	923	7,604	80	-	37,868	37,948
Trade receivables	-	-	68,697	68,697	-	-	83,151	83,151
Other accounts receivable	-	1,699	4,075	5,774	-	-	8,592	8,592
Loan and capital note to affiliates	-	-	13,654	13,654	-	-	13,623	13,623
Long-term loans granted to employees	-	611	-	611	-	-	-	-
Other receivables	-	-	-	-	-	-	885	885

	6,681	2,310	87,349	96,340	80	-	144,119	144,199

Liabilities:

Short-term credit	-	25,672	413,216	438,888	19,005	163	370,562	389,730
Trade payables	16,887	-	67,169	84,056	7,331	-	87,368	94,699
Affiliate - current accounts	-	-	2,682	2,682	-	-	17,690	17,690
Other accounts payable	-	40,024	44,583	84,607	-	83,418	54,930	138,348
Loans from banks and other (including current maturities)	53,779	163,541	-	217,320	25,214	147,862	-	173,076
Debentures (including current maturities)	-	133,192	-	133,192	-	99,846	-	99,846
Customers’ deposits for converters, net of accumulated amortization	-	24,809	-	24,809	-	25,675	-	25,675

	70,666	387,238	527,650	985,554	51,550	356,964	530,550	939,064

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:-	LINKAGE TERMS OF MONETARY BALANCES (Cont.)

	The Company

	December 31, 2002				December 31, 2003

	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total

	Adjusted NIS in thousands

Assets:

Cash and cash equivalents	6,591	-	853	7,444	80	-	35,799	35,879
Trade receivables	-	-	47,635	47,635	-	-	45,400	45,400
Other accounts receivable	-	1,651	1,168	2,819	-	-	7,009	7,009
Loan and capital note to affiliates	-	-	13,654	13,654	-	-	13,623	13,623
Long-term loans granted to employees	-	464	-	464	-	-	-	-

	6,591	2,115	63,310	72,016	80	-	101,831	101,911

Liabilities:

Short-term credit	-	25,672	413,197	438,869	-	-	349,223	349,223
Trade payables	16,887	-	50,534	67,421	7,331	-	56,286	63,617
Affiliate - current accounts	-	-	3,077	3,077	-	-	15,988	15,988
Other accounts payable	-	-	73,185	73,185	-	43,418	81,560	124,978
Loans from banks and other (including current maturities)	53,779	163,541	-	217,320	25,214	147,862	-	173,076
Debentures (including current maturities)	-	134,920	-	134,920	-	101,103	-	101,103
Customers’ deposits for converters, net of accumulated amortization	-	18,347	-	18,347	-	18,882	-	18,882

	70,666	342,480	539,993	953,139	32,545	311,265	503,057	846,867

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19:-	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS

	a.	Other operating expenses:

	Consolidated			The Company

	Year ended December 31,			Year ended December 31,

	2001	2002	2003	2001	2002	2003

	Adjusted NIS in thousands

Payroll and related expenses	41,136	31,763	32,131	29,225	19,203	18,840
Royalties and other payments to the Government	21,945	20,631	24,242	15,686	14,450	15,925
Royalties in respect of films and programs - paid to Hot Vision	69,718	61,763	53,994	49,669	44,981	38,129
Programs and other Broadcasts	157,213	181,172	140,414	112,491	121,885	98,957
Subscribers’ maintenance	18,841	17,619	22,845	13,786	11,590	14,380
Other	33,074	32,493	32,539	27,823	17,808	20,974

	341,927	345,441	306,165	248,680	229,917	207,205

b.	Selling, marketing, general and administrative expenses:

Selling and marketing:

Payroll and related expenses	17,817	15,832	15,539	13,082	11,191	10,446
Advertising	28,650	10,218	14,698	20,245	8,952	8,457
Sales promotion	11,507	14,593	13,717	8,586	8,981	7,975

	57,974	40,643	43,954	41,913	29,124	26,878

General and administrative:

Payroll and related expenses	22,144	20,777	16,596	16,207	10,735	12,718
Office rent and maintenance	11,344	9,687	7,894	8,308	7,687	4,692
Professional fees	4,362	4,600	1,199	3,158	3,100	3,011
Legal fees	5,690	2,383	1,547	4,081	2,383	1,182
Amortization of excess of cost of investment in Matav Haifa	1,420	1,420	894	-	-	-
Allowance for doubtful accounts and write-off of bad debts *)	2,823	2,065	5,300	2,124	1,452	3,590
Other	9,269	5,205	9,229	6,082	4,542	3,095

	57,052	46,137	42,659	39,960	29,899	28,288

	115,026	86,780	86,613	81,873	59,023	55,166

*) The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	2,951	4,575	3,887	2,392	3,633	2,898
Write-off of bad debt	(1,199)	(2,753)	(5,937)	(883)	(2,187)	(3,993)
Increase during the year	2,823	2,065	5,300	2,124	1,452	3,590

Balance at end of year	4,575	3,887	3,250	3,633	2,898	2,495

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19:-	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS (Cont.)

	c.	Financial expenses (income), net:

	Consolidated			The Company

	Year ended December 31,			Year ended December 31,

	2001	2002	2003	2001	2002	2003

	Adjusted NIS in thousands

Expenses:

In respect of debentures and long-term loans	23,771	25,032	11,214	23,421	24,092	11,214
In respect of short-term credit *)	21,124	10,328	51,637	21,072	10,771	49,272
Bank commissions	6,052	6,595	7,473	4,237	4,732	5,296
Other	2,681	7,254	13,778	2,002	4,530	13,605

	53,628	49,209	84,102	50,732	44,125	79,387

Income:

Interest on a bank deposit	-	(1,120)	(144)	-	-	-
Interest on loan to an affiliate	(1,540)	-	-	(13,906)	-	-

	(1,540)	(1,120)	(144)	(13,906)	-	-

	52,088	48,089	83,958	36,826	44,125	79,387

*) Net of erosion of monetary items, net.

d.	Other income (expenses), net:

Gain (losses) from:
Changes in shareholding in affiliate (including from sale of shares of affiliate)	5,145	295,933	96,662	5,145	302,418	97,876
Write-off of investment in other companies	-	(8,962)	-	-	(8,830)	-
Sale of fixed assets	(2,704)	(44)	(1,428)	(2,636)	(92)	(1,209)
Settlement of a claim	(973)	(235)	-	(973)	(235)	-
Gain from transfer of Company Internet subscribes to another Internet services provider, net	1,585	-	-	1,585	-	-
Merger expenses related to the cable companies	-	(2,801)	(4,487)	-	(2,801)	(4,487)
Adjustments of amortization for deposits converters liabilities and other	-	(5,356)	(4,001)	-	(3,434)	(2,803)
Retroactive refund of royalties	-	-	4,151	-	-	4,151
Write-off of fixed assets	-	-	(8,528)	-	-	(6,429)
Other	-	-	(1,373)	-	(452)	(2,158)

	3,053	278,535	80,996	3,121	286,574	84,941

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20:	NET EARNING (LOSS) PER SHARE

Number of shares and income (loss) used in the calculation of income (loss) per ordinary share:

	Year ended December 31,

	2001		2002		2003

	Loss	Weighted average amount of shares	Net income	Weighted average amount of shares	Loss	Weighted average amount of shares

	Adjusted NIS in thousands

Number of shares and the net income (loss) according to statements of operations.	(257,274)	(* 28,834	33,824	(* 28,860	(5,450)	(* 29,347

*) Net of the shares held by a subsidiary.

NOTE 21:-	BUSINESS SEGMENTS

	a.	The group companies operate in two principal business segments: cable television and Internet.

	b.	All income and expenses are attributed directly to business segments. No material transactions among the segments were carried out.

c.

Segment’s assets include all operating assets used in the segment and mainly consist of cash and cash equivalents, checks collectible, trade receivables and fixed assets. Most of the assets can be attributed to a certain segment. The amounts of certain assets that are jointly used by 2 segments or more, are allocated to segments on a reasonable basis.

The liabilities of a segment include all operating liabilities deriving from operating activities of the segment and mainly of trade payables and other accounts payable. Assets and liabilities of the segment do not include income tax assets and liabilities.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21:-	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2003

	Internet	Cable Television	Total consolidated

	Adjusted NIS in thousands

Sales to external customers	34,403	511,077	545,480

Total revenues	34,403	511,077	545,480

Result of segments (operating (loss) income)	10,436	(18,255)	(7,819)

Unallocated financial expenses, net			(83,958)
Other income, net			80,996
Taxes on income			(35,576)

Income (loss) after taxes on income			(46,357)
Equity in earnings (losses) of affiliates			40,907

Loss			(5,450)

Other information

The segments assets	78,090	978,611	1,055,701
Unallocated common assets			85,851

Total consolidated assets			1,142,552

The segments liabilities	15,963	184,141	200,104
Unallocated common liabilities			761,700

Total consolidated liabilities			961,804

Capital investments	38,131	17,524	55,655

Depreciation and amortization	6,792	153,729	160,521

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21:-	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2002

	Internet	Cable Television	Total consolidated

	Adjusted NIS in thousands

Sales to external customers	9,124	486,412	495,536

Total revenues	9,124	486,412	495,536

Result of segments (operating (loss) income)	(7,724)	(90,957)	(98,681)

Unallocated financial expenses, net			(48,089)
Other income, net			278,536
Taxes on income			(108,851)

Income after taxes on income			22,914
Equity in earnings of affiliates			10,910

Net income			33,824

Other information

The segments assets	39,297	1,049,964	1,089,261
Unallocated common assets			43,365

Total consolidated assets			1,132,626

The segments liabilities	10,369	145,761	156,130
Unallocated common liabilities			829,424

Total consolidated liabilities			985,554

Capital investments	36,073	80,768	116,841

Depreciation and amortization	5,893	156,103	161,996

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22:-	TRANSACTIONS WITH INTERESTED PARTIES

		Consolidated and the Company

		Year ended December 31,

		2001	2002	2003

		Adjusted NIS in thousands

a.	Salaries and profit sharing grant:

	1. To unemployed directors:

	Payments	148	194	142

	Number of recipients	2	3	3

	2. Employed interested parties:

	Cost of salaries (1)	2,122	1,251	1,116

	Number of recipients	2	1	1

b.	Expenses:

	Rental and services to shareholders affiliate	293	286	244

	Payment to supplier	13,725	15,127	13,936

	Operating commissions	2,508	2,902	-

	Costs related to set up of infrastructure, included in fixed assets	498	-	-

	Professional services	-	295	2,728

(1) See also Note 16b(3).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	a.	Foreign exchange risk management:

The Company enters into foreign exchange contracts to protect itself against the risk of the possible fluctuation of change in the exchange rate, relating to agreements with suppliers.

The amounts relating to foreign currency derivatives - forward contracts - for exchange of NIS into U.S. dollars currency, are as follows:

As of December 31, 2003, the Company has call options to buy $ 24 million and put options to sell $ 24 million. The options are presented in the financial statements at market value (see c below). As of December 31, 2002, there were no forward contracts.

Those hedges were not designated as accounting hedge transactions; hence all changes in fair value were recorded in 2003, 2002 and 2001 as financial expenses (income) in the amount of NIS 11,218, NIS 365 and NIS (1,470) thousand, respectively.

	b.	Concentrations of credit risks:

At December 31, 2003 and 2002, the Group held cash and cash equivalents which were deposited mainly with Israeli banks. The Group is of the opinion that the credit risk in respect of these balances is remote.

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

The fair value of debentures as of December 31, 2003 and 2002 amounted to adjusted NIS 99 million and adjusted NIS 122 million, respectively, which represents the market value of the debentures on the TASE.

The fair value of the derivatives mentioned in a. above as of December 31, 2003 is a net liability of adjusted NIS 1,588 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 24:- SUBSEQUENT EVENTS

a.	In Februay, 2004 Delek Investments and Assets Ltd. acquired approximately 17.99% of the Company’s outstanding shares from Danker Investments Ltd. . In addition, Dankner granted Delek an option for two years to purchase additional shares of the Company constituting, as of the date of the agreement, 2% of the issued and outstanding share capital of the Company.

On May 31, 2004, the members of the Dankner and Gineo families the controlling shareholders of Dankner Investments Ltd. (“Dankner”) the Company’s major shareholder, signed an agreement with Delek Real Estate Ltd. (a subsidiary of Delek) for the purchase of such shares, constituting 87.5% of the outstanding ordinary shares of Dankner. The transaction is subject to a number of approvals, including the approval of the Controller of Restrictive Business Practices and the Cable and Satellite Broadcasting Council. The agreement also provides that in the event the conditions to the aforesaid sale are not met by a specified date, subject to certain other conditions, Delek Real Estate Ltd. will purchase shares of Dankner from the other parties to the agreement representing 20-25% of Dankner’s outstanding ordinary shares. On June 15, 2004, Delek Real Estate Ltd. purchased 25% of the issued share capital of Dankner. With respect to the purchase of the remaining shares to arrive at the total 87.5% referred to above, so far the approval of the Council and the Ministry of Communications have been obtained.

During February 2004 the Company announced that it engaged in preliminary negotiations with Tevel Israel International Communications Ltd. (“Tevel”) and with Tevel’s shareholders to purchase all of Tevel’s cable assets, including Tevel’s holdings in Golden Channels and Co. and in Tevel’s subsidiaries that have cable broadcasting and access to fast-internet licenses (“Tevel’s Communications Assets”)

The Company was evaluating a few alternatives for the execution of the transaction, including the possibility of the Company to purchase Tevel’s Communications Assets in exchange for assuming certain of Tevel’s liabilities to banks and simultaneously issuance of shares to Tevel.

Following the signing of the Memorandum of Agreement with Partner, (see below), these negotiations with Tevel and its shareholders, shall be conducted at this stage in the context of Matav-Partner transaction.

On March 14, 2004 the Company and its shareholders, Dankner and Delek entered into a memorandum of agreement with a leading Israeli mobile communications operator, Partner pursuant to which Partner shall invest up to $ 137 million in the Company for up to 40% share of the Company equity, and control of the Company. The memorandum will become binding only upon approval of the Board of Directors of each company. The transaction is subject to significant prerequisites which include, inter alia:

-	Execution of a definitive agreement and completion of due diligence by Partner;

-	Distribution to the shareholders of Partner shares currently held by the Company ("the Distribution");

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 24:- SUBSEQUENT EVENTS (Cont.)

-	Receipt of significant additional subscriber base by the Company from existing providers;

-	An agreement for commercial cooperation between Partner and the Company;

-	Satisfactory agreements with the lenders of each of the companies;

-	Approval of the Company shareholders of an amendment of the Articles of Association of the Company, and Confirmation that Dankner, Delek and Partner will not be deemed a “group of borrowers” of the Company, for purposes of Israeli banking regulations, as a result of the transaction.

Upon closing of the proposed Partner investment in the Company, the holdings of Delek and Dankner will each be diluted to approximately 12%. Each of Delek and Dankner will have an option during the two years following the closing to purchase up to an additional 6% of the Company shares from Partner at a price to be determined on the basis of the price of Matav shares and the price of the Partner shares received by Matav shareholders as a distribution from the Company, during the option period. In addition, Partner will have the option at the end of the two year option period to repurchase Matav shares from Delek and Dankner at a material premium over the Delek and Dankner option price, so that Partner’s holding in the Company will be at least 2% greater than that of Delek and Dankner together, should they exercise their options.

During the two years following the closing for as long as Delek and Dankner hold the Company shares, and subject to certain conditions, Partner will receive from Delek and Dankner limited proxies that will grant Partner voting power in the aggregate of 50.01% of the voting shares of the Company, and has agreed to vote in favor of two directors designated on behalf of each of Delek and Dankner for as long as each of them holds at least 5% of the Company.

The Company reviews the tax implications of the Distribution on the Company and its shareholders and estimates that the total tax liability to the Company, based on the value of Partner shares as of today, will amount to approximately $ 27 million.

The Company also estimates that if the transaction will be completed, the equity of the Company will increase by approximately $ 100 million.

The parties undertook to negotiate with the intent of entering into a definitive agreement until May 15, 2004. However, there was no assurance that a definitive agreement will be concluded, or that all the prerequisites for closing will be fulfilled.

On May 15, 2004, the Company announced that the time framework set for the execution of a definitive agreement to acquire holdings of the Company by Partner Communications Company Ltd., has expired and the memorandum of agreement signed on March 15, 2004 has no legal effect. However, the parties announced that they intend to continue discussions in an effort to reach an agreement. There is no assurance that such an agreement shall be concluded. Simultaneously, the Company conducts negotiations concerning the possibility of acquiring the cable operations and assets of Tevel, as stated above.

NOTE 24:- SUBSEQUENT EVENTS

b.	On June 16, 2004, the Company issued an immediate report to the Israel securities Authority and the Tel-Aviv Stock Exchange stating that the three Israeli cable television operators decided to strengthen their cooperation by performing an operational merger. The operational merger contemplates the merging of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable companies. The board of directors of the Company will be convened shortly to discuss and approve the operational changes.

c.	In February 2004, a subsidiary of the Company received tax assessments for the years 1999 — 2001 (see Note 15(2)f). In addition, subsequent to the dispute with the tax authorities as described in Notes 11b(1) and 15g, a subsidiary of the Company received in May 2004 assessments for tax years 1998-2002, under which it is required to pay additional amount of NIS 6.6 million (not including interest and CPI linkage) with respect of the assessments for the tax years 1998 — 2001. The tax assessment for 2002 included a requirement to pay a tax amount of NIS 114 million (due to a dispute with the tax authorities — see also Note 11b(1)) which was fully provided in the financial statement as of December 31, 2003 and 2002. In addition, with respect to 2002 tax assessment a deficiency penalty was imposed on the Company in the amount of NIS 18 million including linkage and interest. Management’s opinion, based on the evaluation of its external advisers, has well founded arguments against the penalty and therefore no provision has been made in the Company’s accounts for the above-mentioned deficit penalty claim.

d.	During March till June 2004, 36,483 options of the 2003 plan were exercised to 13,750 shares of NIS 1 par value each. In April 2004, 37,235 options of the 2001 plan were exercised to 2,809 shares of NIS 1 par value each (see also Note16 (b)).

e.	Updating contingent liabilities:

1)	The class action concerning content of Sport Channels (see also Note 15b(1)(c)):

On May 27, 2004, the Tel-Aviv District Court denied a motion for this class action.

2)	The class action deals with the issue of not granting penetration discount as opposed to the directives of the franchise and in respect of the limitation, which the Restrictive Trade Practices Court imposed on the increase of subscriber fees (see also Note 15b(1)(d)):

On February 23, 2004, the Company submitted its response to this petition, whereby with respect to the first allegation of the petitioners, the Company clarified that the clear and defined objective of the increase of the subscriber fees that was determined by the Restrictive Trade Practices Court was not a determination of new subscriber fees, as defined in the franchise.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 24:- SUBSEQUENT EVENTS (Cont.)

The Company claimed that the Restrictive Trade Practices Court determined a ceiling for the increase only to prevent the cable companies from rolling over to the public the arrangement fee they the Company required to pay, by an immediate increase of the subscriber fees up to the ceiling. In addition, whereas the Company already granted a penetration discount of 10% in regions, which are the object of the claim prior to rendering the Ruling, the petitioners allegation implies that it was to grant a double discount than the one intended by the Minister of Communications, and such a conclusion is unreasonable and is not consistent with the provisions of the Ruling.

As to the second allegation of the petitioners, the Company responded that an increase of the subscriber fees a day after the Ruling was rendered, was only a result of linking the subscriber fees to the CPI, pursuant to the provisions of the franchise and the Bezeq Regulations (Franchises) – 1987, and such an increase was permitted in the ICP arrangement and pursuant to the Ruling.

The Company and the petitioner have reached an agreement according to which the lawsuit will be stricken in consideration for the payment by us of the petitioners’ legal expenses in an immaterial amount.

3)	Claim filed by AGICOA (see also note 15b(2)(b)):

The further hearing referred to by the Court was filed with respect to the ruling of the Supreme Court (presiding as an appellate court), which determined that the re-transmission of broadcasts as secondary broadcasts may also constitute an infringement of copyrights, if such broadcasts include copyrights owned by third parties who have not consented to their broadcast in Israel. AGICOA’s motion to be included as a party to the proceedings was denied by the Supreme Court. On November 4, 2003, a hearing before the Supreme Court was held to complete oral arguments. On June 16, 2004, the Supreme Court presiding over the further hearing confirmed the earlier determination of the Supreme Court.

On January 19, 2004, Tevel’s trustee notified the Court of the cessation of this proceeding with respect to Tevel and Gvanim Cable Television Company Ltd., or Gvanim, in light of the entrance into effect of the arrangement of creditors of these companies. The plaintiff has objected to the notice of the trustee to cease these proceedings, and claimed that it has the right to continue its proceedings against Tevel and Gvanim. The plaintiff applied to the court overseeing Tevel’s insolvency proceedings to request permission to continue in the proceeding against Tevel and Gvanim, despite the stay of proceedings and arrangement of creditors that has since entered into effect, to instruct the trustee to reserve a sum out of the trust fund of Tevel and Gvanim to cover the cost of the proceedings until their resolution, and to change the trustee’s decision to postpone the proof of the debt that is the subject of the action as part of the stay of proceedings.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 24:- SUBSEQUENT EVENTS (Cont.)

The plaintiff and the trustee subsequently reached an agreement that the trustee’s decision to cease the proceedings referred to above would be delayed until the court overseeing Tevel’s insolvency proceedings would render its decision in the interim proceedings before it. On March 29, 2004, the court overseeing Tevel’s insolvency proceedings rendered its decision in the interim proceedings. The court overseeing Tevel’s insolvency proceedings denied the plaintiff’s request to allow it to continue its action against Tevel and Gvanim because, even if a debt was adjudicated against them for matters occurring prior to the stay of proceedings, such remedy would be meaningless because there is not monetary source from which the plaintiff could recover the debt, and the court overseeing Tevel’s insolvency proceedings denied the plaintiff’s request that funds be reserved out of the trust account because this would delay or frustrate the arrangement of creditors, and the court overseeing Tevel’s insolvency proceedings determined to allow the plaintiff to submit another proof of debt to the trustee which would be based upon the statutory compensation to which it is entitled for the matters which preceded the stay of proceedings. The court overseeing Tevel’s insolvency proceedings gave the plaintiff 14 days to submit the aforementioned proof of debt. On April 28, 2004, the plaintiff submitted a request for a re-review to the court overseeing Tevel’s insolvency proceedings with respect to the aforesaid decision, and requested an extension for the submission of the proof of debt until the determination in the request for a re-review, and the court agreed. On May 27, 2004, Tevel’s trustee submitted its response to the request for the re-review and on June 7, 2004, the plaintiff submitted its response. The parties are now awaiting the decision of the court overseeing Tevel’s insolvency proceedings on the request for the re-review.

4)	Claim filed by Eshkolot (see also Note 15b(2)(c)):

On or about the date of filing the principal lawsuit, the parties commenced negotiations in order to forward the case to arbitration. On May 2, 2004, the parties entered into an agreement to arbitrate the disputes pending before the District Court, and the parties agreed to resolve the antitrust claims in the framework of the arbitration. Accordingly, on May 11, 2004, Eshkolot submitted an application, with the agreement of the parties and in light of the arbitration agreement referred to above, to have the petitions to the Restrictive Business Practices Court, as detailed in Notes 1(4)(b) and 15(b)(2)(d), cancelled in order to transfer the petition to the arbitration. The application for the temporary injunction that was pending before the court was dismissed and is not to be considered in the arbitration. On May 13, the court approved the parties notice of arbitration and the case was forwarded to arbitration with instructions to strike the suit with no order for expenses. On June 2, 2004, the first arbitration hearing was held, and at such hearing dates were set for the submission of statements of claims and defenses.

According to the opinion of Company’s management, based on the opinion of its legal counsel in view of the early stages of the proceeding, at this time, the prospects of the arbitration proceedings cannot be estimated.

The Company’s management included in the financial statements as of March 31, 2004 a provision, which in its opinion, reflects adequately the Company’s exposure in respect of this claim.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 24:- SUBSEQUENT EVENTS (Cont.)

5)	Appeal against the decision of the controller for approval of the merger of the cable companies (see also Note 1 (4)(a)):

On June 9, 2004, the Court dismissed the appeal submitted by YES, subject to the cancellation of a provision in the approval of the Controller to the merger of the Israeli cable television operators which provided that a presumption existed that the purchase of exclusive local broadcasting rights for a period of up to two years was appropriate for receipt of an exemption from the requirement to receive the approval of the Controller or the Restrictive Trade Practices Court.

NOTE 25:-	A SUMMARY OF THE FINANCIAL STATEMENTS IN NOMINAL VALUE

	a.	Balance sheets - the Company:

	December 31,

	2002	2003

	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7,586	35,879
Trade receivables	48,546	45,400
Other accounts receivable	12,919	19,431

	69,051	100,710

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	14,453	72,365
Investment in other company	16,536	16,536
Investments in subsidiaries and long-term accounts	238,661	227,483
Long-term loans granted to employees	473	-
Severance pay fund, net	413	-
Other receivables	-	815

	270,536	317,269

FIXED ASSETS:
Cost	1,089,664	1,090,654
Less - accumulated depreciation	446,330	536,694

	643,334	553,960

OTHER ASSETS AND DEFERRED CHARGES, NET	2,148	1,134

	985,069	973,073

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25:-	A SUMMARY OF THE FINANCIAL STATEMENTS IN NOMINAL VALUE (Cont.)

	December 31,

	2002	2003

	NIS in thousands

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	523,931	394,896
Current maturities of debentures	34,375	33,701
Trade payables	68,710	63,617
Jointly controlled entity - current account	1,940	15,988
Other accounts payable	74,513	139,027

	703,469	647,229

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	144,801	127,403
Debentures	103,124	67,402
Losses over investments in subsidiaries	10,568	12,393
Customers’ deposits for converters, net of accumulated amortization	18,698	18,882
Severance pay liability	-	704

	277,191	226,784

SHAREHOLDERS’ EQUITY:
Share capital:	30,204	30,204
Additional paid-in capital	318,350	295,439
Accumulated deficit	(281,851)	(226,583)

	66,703	99,060
Less - cost of Company shares held by subsidiary	62,294	-

	4,409	99,060

	985,069	973,073

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25:-	A SUMMARY OF THE FINANCIAL STATEMENTS IN NOMINAL VALUE

	b.	Statements of operations - the Company:

	Year ended December 31,

	2001	2002	2003

	NIS in thousands

Revenues	321,877	346,094	372,202

Operating expenses	315,077	323,537	304,573

Gross profit	6,800	22,557	67,629

Selling, marketing, general and administrative expenses:
Selling and marketing	39,899	29,159	27,236
General and administrative	38,042	29,934	28,664

	77,941	59,093	55,900

Operating profit (loss)	(71,141)	(36,536)	11,729
Financial expenses, net	(42,251)	(70,832)	(71,181)
Other income, net	3,539	285,130	88,516

Income (loss) before taxes on income	(109,853)	177,762	29,064
Taxes on income	(2,220)	110,720	36,530

Income (loss) from operations of the Company	(107,633)	67,042	(7,466)
Equity in earnings (losses) of affiliates and subsidiaries, net	(117,224)	(61,228)	62,734

Net income (loss) for the year	(224,857)	5,814	55,268

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25:-	A SUMMARY OF THE FINANCIAL STATEMENTS IN NOMINAL VALUE (Cont.)

	c.	Statements of changes in shareholders’ equity

	Share capital	Additional paid-in capital	Retained earnings (accumulated deficit)	Cost of Company shares held by subsidiary	Total

	NIS in thousands

Balance at January 1, 2001	28,785	254,833	(62,808)	-	220,810
Loss for the year	-	-	(224,857)	-	(224,857)
Exercise of stock options by employees and exercise of series 1 warrants	49	1,909	-	-	1,958
Acquisition and exercise of Company Series 1 warrants by subsidiary	1,370	61,985	-	(63,603)	(248)

Balance at December 31, 2001	30,204	318,727	(287,665)	(63,603)	(2,337)
Net income for the year	-	-	5,814	-	5,814
Sale of Company shares held by subsidiary	-	(377)	-	1,309	932

Balance at December 31, 2002	30,204	318,350	(281,851)	(62,294)	4,409

Net income for the year	-	-	55,268	-	55,268
Sale of Company shares held by subsidiary	-	(22,911)	-	62,294	39,383

Balance at December 31, 2003	30,204	295,439	(226,583)	-	99,060

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements are prepared in accordance with Israeli GAAP. Israeli GAAP vary in certain respects from U.S. GAAP, as described below:

	a.	Effect of inflation:

The company, in accordance with the Israeli GAAP, comprehensively includes the effects of price level changes in the accompanying financial statement as described in Note 2b. Such Israeli accounting principles measure the effects of the price level changes in the inflationary Israeli economy and, as such, this is considered a more meaningful presentation than financial reporting based on historical cost for Israeli and U.S. accounting purposes. As permitted by the Untied States Securities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the accompanying reconciliation of Israeli accounting principles to U.S. accounting principles.

	b.	Proportionate consolidation:

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to disclose the differences in classification that result from using proportionate consolidation. For the Company’s share in assets and liabilities of jointly controlled companies consolidated by the proportionate consolidation method, see Note 3.

	c.	Investments in affiliates:

Pursuant to U.S. GAAP, till April 2002, the investment in Partner’s shares was presented based on Partner’s financial statements that were prepared in accordance with U.S. GAAP, and adjusted for inflationary effects (as explained in Note 26a, the adjustments to reflect the changes in the general purchasing power of Israeli currency have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP). In addition, Partner’s financial statements included adjustments of differences between Israeli GAAP and U.S. GAAP with respect to the subscriber acquisition costs and Partner’s share options plans that are granted to its employees.

As of December 31, 2001, the Company’s share in Partner’s losses (after adjusting for the inflationary effect as stated above) under U.S. GAAP exceeded the cost of the investment. Since the Company had no obligation or guarantee to further support Partner’s operation, it recorded its share in the losses of Partner only until the investment in Partner was zero.  Under Israeli GAAP, the company’s share in Partner’s losses did not exceed the cost of the investment. These differences in respect to the amount of the investment, as presented, based on equity pursuant to U.S. GAAP, effected the amount of the capital gain from the realization of Partner’s shares during April 2002, as described below, which exceeded the amount that was recorded according to Israeli GAAP by adjusted NIS 9,155 in thousands.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

In April 2002, the Group sold shares of Partner, which constitute 7.7% of Partner’s issued and outstanding share capital. As a result of this sale, the holdings in Partner shares were decreased from 15.2% to 7.5%.

Previously, the Company accounted, under US GAAP similarly to Israeli GAAP, its share in respect of its investment in Partner under the equity method. During the reported period, the Company examined its accounting treatment in respect of its investment in Partner and concluded that as a result of the above mentioned transaction and the decrease in its holdings in Partner’s shares, the investment in Partner’s shares should be accounted under US GAAP differently from Israeli GAAP, as an investment in marketable securities available-for-sale pursuant to SFAS 115 (see also note d below). In accordance with the above conclusion, the Company restated its financial statements under US GAAP for the prior period, beginning as of April 2002 (the date of which the above-mentioned transaction has been carried out), in respect of the investment in Partner’s shares.

Following are the effects of the restatement:

Balance sheet

	December 31, 2002

	As reported	Change	As presented in these financial statements

	Adjusted NIS in thousands

Investment in affiliate	12,005	(8,005)	4,000

Investment in marketable securities available-for-sale	-	222,612	222,612

Deferred taxes	-	(72,236)	(72,236)

Accumulated deficit	318,971	8,005	326,976

Comprehensive income	-	(150,376)	(150,376)

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

Statement of operations

	December 31, 2002

	As reported	Change	As presented in these financial statements

	Adjusted NIS in thousands

Net income (loss) under U.S. GAAP	35,456	(8,005)	27,451

Basic earnings (loss) per Ordinary shares	1.23	(0.28)	0.95

Basic earnings (loss) per ADS	2.46	(0.56)	1.90

Diluted earnings per Ordinary shares	1.23	(0.28)	0.95

Diluted earnings per ADS	2.46	(0.56)	1.90

d.	Investment in marketable securities available for sale:

Marketable securities (the investment in Partner) covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”) were classified as available-for-sale. Accordingly, the securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sales of investment and decline in value judged to be other than temporary are included in the consolidated statement of operations. When computing realized gain or loss, cost, determined on an average basis, is based upon the cost of the investment in Partner’s shares, under the equity method, which was zeroed in accordance with US GAAP at the date on which the company realized a significant part of its investment in Partner’s shares (April 2002) and changed its accounting treatment under US GAAP in respect of that investment pursuant to SFAS 115, as investment in marketable securities, available-for-sale.

Pursuant to SFAS 115, the investment in Partner’s shares is classified as investment in marketable securities available-for-sale.
According to Israeli GAAP, the investment in Partner’s shares is presented in accordance with the equity method.

On November 3, 2003, the Company realized additional 2.15% of Partner’s issued and outstanding share capital in consideration of adjusted NIS 114.4 million. As a result of that realization, the Company recognized a gain under US GAAP of approximately adjusted NIS 73.2 million, net of taxes on income, which exceeded the capital gain recognized under Israeli GAAP by adjusted NIS 10,927 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

During the years 2003 and 2002, the Company reported under US GAAP unrealized gains, net-of-tax of approximately adjusted NIS 143.1 million and adjusted NIS 150.4 million, respectively, which were recorded as Comprehensive income. As of December 31, 2003 and December 31, 2002 the accumulated Comprehensive income totaled approximately adjusted NIS 220.3 million and adjusted NIS 150.4 million respectively net of realized gain from the realization of Partner’s shares, as described above.

The above-mention difference, in respect of the accounting treatment in accordance with US GAAP compared with Israeli GAAP, resulted in decreasing the company’s reported income under US GAAP for 2003 and 2002, compared with Israeli GAAP, by adjusted NIS 31,343 thousand and adjusted NIS 9,646 thousand, respectively.

	e.	Employee stock options (see also Note 16b):

Under Israeli GAAP, no compensation expenses are recorded in respect of employee stock options.

Under U.S. GAAP as permitted by Statement of Financial Accounting Standards (“FAS”) No. 123 of the Financial Accounting Standards Board of the United States (“FASB”), “Accounting for Stock-Based Compensation”, the Company accounts for its employee stock option plan using the treatment prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting. The data for each employee stock option plan as of the measurement date, in accordance with APB 25, is as follows:

		1.	The 1997 plan:

The difference between the fair value of the outstanding shares and the exercise price of such options (adjusted NIS 36.92 $ 8.00) should be charged to income in consideration with the vesting period (November 11, 1997 to November 10, 2000) and the exercise period. The amount of the difference should be correspondingly presented as capital surplus.

The theoretical fair value of each option at the date of grant, computed by the Black-Scholes formula, was adjusted NIS 13 ($ 2.79). The assumptions used in this calculation are: dividend yield of 0%, expected volatility of 37.9%, risk-free U.S. dollar interest rate of 6.1% and expected average life of 4 years.

		2.	The 2001 plan:

The difference between the fair value of the shares as of December 31, 2003 (NIS 35, $ 8.27) and the exercise price of such options (adjusted NIS 41.3) should be charged to income in consideration with the vesting period (January 30, 2001 to January 29, 2004) and the exercise period. The amount of the difference should be correspondingly presented as capital surplus.

Since the exercise price of the options is higher than the fair value of the shares as of December 31, 2003 and 2002 no compensation expenses should be charged to income under U.S. GAAP.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

The theoretical fair value of each option at the date of grant and at the date of the repricing, computed by the Black-Scholes formula, was adjusted NIS 6.6 and adjusted NIS 7.5, respectively. The assumptions used in this calculation are: dividend yield of 0%, expected volatility at the date of grant and at the date of the repricing of 46.11% and 49.83%, respectively, risk-free U.S. dollar interest rate of 6.5% and expected average life of 1 year.

	3.	The 2003 plan:

The difference between the fair value of the shares as of December 31, 2003 (NIS 35; $ 8.27) and the exercise price of such options (adjusted NIS 26.816; $ 6.12 for the first allotted portion and adjusted NIS 31.734; $ 7.25 for the second and the third allotted portions*) should be charged to income in consideration with the vesting period (December 29, 2003 to January 30, 2006) and the exercise period. The amount of the difference should be correspondingly presented as capital surplus.

The theoretical fair value of each option at the date of grant, computed by the Black-Scholes formula, was adjusted NIS 13.096-14.474. The assumptions used in this calculation are: dividend yield of 0%, risk-free U.S. dollar interest rate of 4%, expected average life of 3.08-5.08 years and volatility at date of grant of 33.89%.

*) The exercise prices for the second and the third allotted portions were calculated based on the assumption of 90% of the share price as of December 31, 2003. See also Note 16b(3).

A summary of the Company’s share option activity under the plans is as follows:

	Year ended December 31,

	2001		2002		2003

	Amount of options	Weighted average exercise price (NIS)	Amount of options	Weighted average exercise price (NIS)	Amount of options	Weighted average exercise price (NIS)

Outstanding - beginning of the year	232,000	34.67	812,000	47.46	711,000	48.87
Granted	770,500	1) 48.40	-	-	770,000	2) 30.09
Exercised	(12,000)	34.67	-	-	-	-
Canceled	-	-	-	-	(608,300)	49.26
Forfeited	(178,500)	36.94	(101,000)	37.57	(31,232)	52.00

Outstanding - end of the year	812,000	47.46	711,000	48.87	841,468	31.28

Options exercisable at the end of the year	71,000	34.67	206,333	41.20	71,468	44.11

1)	Considering the reprising (in August 2001) in respect of the first allotted portion of the 2001 plan.
2)

Average exercise prices of the first, second and third allotted portions of the 2003 plan were calculated based on the assumption that the exercise prices of the second and third allotted portions are 90% of the share price, as of December 31, 2003.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

The options as of December 31, 2003 have been separated into ranges of exercise price, as follows:

Exercise price (NIS)	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (Years)	Weighted average exercise price (NIS)	Options exercisable at December 31, 2003	Weighted average exercise price of exercisable options (NIS)

41.2-52	71,468	0.54	44.11	71,468	44.11
26.816-31.734	770,000	4.08	30.09	-	-

	841,468	3.78	31.28	71,468	44.11

The weighted average values of options granted during the years ended December 31, 2001, 2002 and 2003 were:

	For exercise price on the grant date that:

	Less than market price

	Year ended December 31,

	2001	2002	2003

Weighted average exercise prices	48.40	-	30.09

Weighted average fair value on grant date	6.90	-	13.88

Had compensation cost for the Company’s plan been determined based on the fair value at the measurement date for the above awards consistent with the method of FAS 123, the Company’s net income (loss) and earnings per ordinary share and per ADS would have been reduced to the pro forma amounts indicated below:

	2001		2002 **)		2003

	As reported under U.S. GAAP *)	Pro forma	As reported under U.S. GAAP *)	Pro forma	As reported under U.S. GAAP *)	Pro forma

	Adjusted NIS in thousands (except share amounts)

Net income (loss)	(215,639)	(216,762)	27,451	24,620	(38,093)	(38,878)

EPS under U.S. GAAP:

Basic earnings (loss) per Ordinary share	(7.36)	(7.40)	0.95	0.85	(1.3)	(1.32)

Basic earnings (loss) per ADS	(14.72)	(14.80)	1.9	1.7	(2.6)	(2.64)

Diluted earnings (loss) per Ordinary share	(7.36)	(7.40)	0.95	0.85	(1.3)	(1.32)

Diluted earnings (loss) per ADS	(14.72)	(14.80)	1.9	1.7	(2.6)	(2.64)

*)	See k(2) and l below.

**)	Restated - see Note 26(c).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	f.	Warrants issued to the public without consideration as part of the public offering on the TASE:

Under U.S. GAAP, a proportionate part of the proceeds from the public offering should be attributed to the warrants issued free of charge. The amount to be attributed to the warrants derived from the fair value of the warrants. The debentures issued in the public offering are discounted accordingly.

Under the Israeli GAAP, all the proceeds were attributed to the debentures.

The discount is amortized over the period of the debentures, in proportion to the balance of debentures outstanding.

	g.	Accrued severance pay:

Under Israeli GAAP, amounts funded by purchase of insurance policies and by deposits with recognized severance pay funds, are deducted from the related severance pay liability. Under U.S. GAAP, the amounts funded should be presented among assets and the amount of the liability among liabilities, see also Note 12.

	h.	Company shares held by subsidiary:

Under Israeli GAAP, the losses incurred during 2003 from sale of Company shares held by subsidiary in the amount of adjusted NIS 25,791 thousand were charged to additional paid in capital.

Under U.S. GAAP, such losses may be charged to additional paid in capital to the extent that previous net gains from sales of company shares held by subsidiary were included therein, otherwise it should be charged to retained earnings. Since there were no gains from previous sales of such shares those losses should be charged to retained earnings.

	i.	Comprehensive income

Comprehensive income consists of net income and other gains affecting shareholders equity that under generally accepted accounting principles are excluded from the net income. For the Company, such items consist of unrealized gains on available for sale securities (see also Paragraphs c and d above).

	j.	Revenues, operating expenses and General and administrative expenses:

1.

Under Israeli GAAP amortization of the excess of cost of investment in CSM Haifa in the amount of adjusted NIS 894 thousand in 2003 and adjusted NIS 1,420 thousand in 2002 and 2001are included among general and administrative expenses. Under U.S. GAAP such expenses should be included among operating expenses.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

2.

Under Israeli GAAP settlement of claims in the amount of adjusted NIS 235 thousand and adjusted NIS 973 thousand incurred in 2002 and 2001, respectively are included as other expenses. Under U.S. GAAP, such expenses should be included among general and administrative expenses.

3.

Under Israeli GAAP adjustments of amortization for deposits converters liabilities in the amount of adjusted NIS 4,001 thousand in 2003 and adjusted NIS 4,906 thousand in 2002 are included as other expenses. Under U.S. GAAP such expenses should be deducted of revenues.

4.

Under Israeli GAAP retroactive refund of royalties in the amount of adjusted NIS 4,151 thousand incurred in 2003 is included as other income. Under U.S. GAAP, such an income should be included among other operating expenses.

5.

Under Israeli GAAP the results of sales and Write-off of fixed assets in the amount of adjusted NIS 9,956 thousand, adjusted NIS 44 thousand and adjusted NIS 2,704 thousand incurred in 2003, 2002 and 2001, respectively are included as other expenses. Under U.S. GAAP, such expenses should be included as depreciation expenses among operating expenses.

6.

Under Israeli GAAP merger expenses related to the cable companies and other expenses in the amount of adjusted NIS 4,576 thousand and adjusted NIS 3,251 incurred in 2003 and 2002, respectively are included as other expenses. Under U.S. GAAP, such expenses should be included among general and administrative expenses

7.

Under Israeli GAAP write-off of payments on account for previous years to the government authority (net of other related returns) in the amount of adjusted NIS 1,284 thousand incurred in 2003 is included as other income. Under U.S. GAAP, such an expense should be included among general and administrative expenses.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	k.	The effect of applying U.S. GAAP on the financial statements at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 is as follows:

		1.	Consolidated balance sheets:

	December 31,

	2002				2003

	As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP *)		As reported under Israeli GAAP	Effect of U.S. GAAP	Under U.S. GAAP

	Adjusted NIS in thousands

Investment in affiliates	22,400	(18,400)	*)	4,000	66,807	(65,373)	1,434

Investment in marketable securities available-for-sale	-	222,612	*)	222,612	-	331,928	331,928

Severance pay fund	316	16,323		16,639	-	16,126	16,126

Deferred taxes	-	(72,236)	*)	(72,236)	(15,630)	(95,960)	(111,590)

Accrued severance pay	-	(16,323)		(16,323)	(2,106)	(16,126)	(18,232)

Debentures (including current maturities)	(133,192)	2,361		(130,831)	(99,846)	1,258	(98,588)

Shareholders’ equity:

Additional paid-in capital	(401,329)	(72,715)		(474,044)	(375,538)	(98,703)	(474,241)

Accumulated deficit	238,222	88,754	*)	326,976	243,672	147,188	390,860

Comprehensive income	-	(150,376)	*)	(150,376)	-	(220,338)	(220,338)

2.	Consolidated statements of operations:

	Year ended December 31,

	2001	2002 *)		2003

	Adjusted NIS in thousands

Net income (loss), as reported in consolidated statements of operations under Israeli GAAP	(257,274)		33,824	(5,450)
Impact of applying U.S. GAAP:
Applying APB 25 in respect of employee stock options	(16,802)		(65)	(197)
Gain from sale of shares of an affiliate, net of taxes on income	-		9,155	-
Amortization of discount relating to debentures, net of taxes on income	220		(1,282)	(1,103)
Gain from sale of investment in marketable securities available for sale, net of income taxes	-		-	10,927
Income (losses) of affiliate net of taxes on income	58,217	*)	(14,181)	(42,270)

Net income (loss) under U.S. GAAP	(215,639)	*)	27,451	(38,093)

*)	Restated - see Note 26(c).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	l.	Earnings (loss) per Ordinary share and per ADS (“EPS”):

Israeli GAAP relating to computation of EPS are described in Note 2p.

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

In the diluted EPS computation in accordance with FAS 128, warrants (series 1) were not included since their effect is antidilutive. During 2001, the remaining outstanding warrants expired

The effect of applying these pronouncements on the consolidated financial statements is as follows:

	Year ended December 31,

	2001	2002 *)	2003

	Adjusted NIS in thousands (except per Ordinary share and per ADS data)

Net income (loss) under U.S. GAAP (see k(2) above)	(215,639)	27,451	(38,093)

EPS under U.S. GAAP:

Basic earnings (loss) per Ordinary share	(7.36)	0.95	(1.3)

Earnings (loss) per ADS	(14.72)	1.9	(2.6)

Diluted earnings (loss) per Ordinary share	(7.36)	0.95	(1.3)

Earnings (loss) per ADS	(14.72)	1.9	(2.6)

*) Restated - see Note 26(c).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (Cont.)

Following are data relating to the weighted average number of shares and ADSs for the purpose of computing basic and diluted earnings per share and earnings per ADS under U.S. GAAP:

	Year ended December 31

	2001	2002	2003

	In thousands

Weighted average number of Ordinary shares outstanding, used in computation of basic EPS	29,286	28,860	29,347
Add - incremental shares from assumed exercise of options	-	-	-

Weighted average number of Ordinary shares used in computation of diluted earnings (loss) per share	29,286	28,860	29,347

Weighted average number of ADSs outstanding- used in computation of basic earnings (loss) per ADS	14,643	14,430	14,674
Add - incremental ADSs from assumed exercise of options	-	-	-

Weighted average number of ADSs used in computation of diluted earnings (loss) per ADS	14,643	14,430	14,674

m.	Impairment of long-lived assets:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. According to this Standard, if the carrying amount of an asset exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

According to U.S. GAAP (SFAS 144 - “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

Under Israeli GAAP an impairment loss previously recognized should be reversed when there has been a change in the estimates used to determine the asset’s recoverable amount since the impairment was recognized.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (Cont.)

Under U.S. GAAP restoration of a previously recognized impairment loss is prohibited. The adjusted carrying amount of the asset impaired is its new cost basis.

The adoption of this Standard did not have any material effect on the Company’s financial position and results of operations as reported under Israeli GAAP. Moreover, there is no material effective difference between Israeli GAAP and US GAAP with respect of the above-mentioned issue.

	n.	Impact of recently issued accounting pronouncements:

In January 2003, the FASB issued Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN No. 46R”). The objective of FIN No. 46R is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46R also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46R apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after December 15, 2003.

The Company is still considering the effect of FIN 46R with respect of its investment in Nonstop Ventures, which is engaged in the investments in companies and entrepreneurs whose main activities are in the area of Internet, cable and data communications.

The Company’s maximum exposure to lose as a result of its involvement with Nonstop Ventures is NIS 1,434 thousands.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective beginning in our first quarter of fiscal year 2004. The adoption of SFAS No. 150 is not expected to have a significant impact on the Company’s results of operations or financial position.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:-	EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND THE UNITED STATES (Cont.)

In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 had no material impact upon the Company’s financial position, cash flows or results of operations.

MATAV - CABLE SYSTEMS MEDIA LTD.

APPENDIX TO FINANCIAL STATEMENTS

SCHEDULE OF PRINCIPAL INVESTEE COMPANIES

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2003

Matav Cable Systems Ltd.	Cable System Media Haifa-Hadera Ltd.	100%	Subsidiary

Matav Cable Systems Ltd.	Matav Investments Ltd.	100%	Subsidiary

Matav Cable Systems Ltd.	Matav Infrastructures 2001 - Limited Partnership	100%	Subsidiary

Matav Investments Ltd.	Matav Properties Ltd.	100%	Subsidiary

	Partner Communication Company Ltd.	5.29%	Affiliate

	Hot Vision Ltd.	26.6%	Proportionately consolidated

	Nonstop Ventures Ltd.	50%	Affiliate

- - - - - - - - - - - - - - - -

108

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

HOT VISION LTD.

(Previously: I.C.P. – Israel Cable Programming Company Ltd.)

We have audited the accompanying balance sheets of “Hot Vision Ltd.” (the “Company”) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including those prescribed by Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a fair basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, the changes in its shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in Israel, which differ in certain respects to those followed in the United States to the extent summarized in the Appendix attached hereto.

As explained in Note 1B, the aforementioned financial statements are presented in values adjusted to reflect the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Fahn Kanne & Co. Certified Public Accountants (Isr.)

Tel-Aviv, February 22, 2004

MATAV – CABLE SYSTEMS MEDIA LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2003

EXHIBITS

EXHIBITS

               The exhibits filed with or incorporated by reference into this annual report are listed on the index of exhibits below.

Exhibit Number	Description

***1.1	Matav’s Articles of Association, as adopted on December 31, 2000 and amended on October 31, 2002

*1.2	English translation of Matav’s Memorandum of Association

*2(a)	Specimen Certificate for American Depository Shares

***3.1	English translation of Shareholders Agreement dated October 18, 1993

***3.2	English translation of Amendment to Shareholders Agreement dated October 18, 1993, dated July 8, 2002

**4(a)(i)-A	English summary of Merger Arrangement dated December 31, 2001

***4(a)(i)-B	English summary of final version of Merger Agreement dated February 2003

4(a)(i)-C	English summary of Limited Partnership Agreement for HOT Telecom L.P., dated October 2003, as amended in November 2003.

4(a)(i)-D	English summary of Agreement relating to the establishment of HOT Telecom Ltd., dated October 2003.

†4 (b)(ii)(b)-A

English translation of Cable Broadcast License dated April 30, 2002, as amended, granted to Matav- Cable Systems Media Ltd., and Cable Broadcast License dated April 30 2002, as amended, granted to Cable Systems Media Haifa - Hadera Ltd.

***4(b)(ii)(b)-B	English translation of Telecommunications Infrastructure License dated March 27, 2002 granted to Matav Infrastructure 2001 L.P.

**4(b)(ii)(b)-C	English summary of Broadcasting HeadEnd License dated May 2, 2002 granted to Cable Systems Media Haifa - Hadera Ltd.

4(b)(ii)(b)-D	English translation of Telecommunications Infrastructure Licensed dated November 25, 2003 granted to HOT Telecom L.P.

***4(c)(1)	English translation of 2001 Senior Employee Option Plan

4(c)(2)	English summary of principal terms of 2003 Option Plan

6	See Note 2(p) to our financial statements for information explaining how net loss per share information was calculated

8	List of Subsidiaries

10.1	Consent of Independent Auditors

12.1	Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-4822).
**	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2001.
***	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2002.
†

The terms of the Cable Broadcast License granted to Cable Systems Media Haifa - Hadera Ltd. are substantially identical to the terms of the Cable Broadcast License granted to Cable Systems Media Ltd.  In accordance with Rule 12b-31, only the latter is exhibited hereto (Exhibit 4 (b)(ii)(b)-A).  The only substantial differences between the two licenses are in relation to fees and license areas.  An English translation of the annexes of the licenses relating to these issues is exhibited hereto separately for each license.

 EXHIBIT 8

LIST OF SUBSIDIARIES

We have eight significant subsidiaries, all of which are Israeli entities.

•	Matav Investments Ltd.

•	Cable Systems Media Haifa-Hadera Ltd.

•	Matav Infrastructure 2001 L.P.

•	Matav Assets Ltd.

•	Matav Infrastructure Ltd.

•	Nonstop Ventures Ltd.

•	HOT Telecom L.P.

•	HOT Telecom Ltd.

EXHIBIT 10.1

Consent of Independent Auditors

EXHIBIT 12.1

Certification of Principal Executive Officer pursuant to 17CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

I, Amit Levin, Chief Executive Officer of Matav – Cable Systems Media Ltd., certify that:

               1. I have reviewed this annual report on Form 20-F of Matav-Cable Systems Media Ltd.;

               2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

               3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

               4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 29, 2004

/s/ Amit Levin

Amit Levin
Chief Executive Officer

EXHIBIT 12.2

Certification of Principal Executive Officer pursuant to 17CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

I, Shalom Bronstein, Chief Financial Officer of Matav – Cable Systems Media Ltd., certify that:

               1. I have reviewed this annual report on Form 20-F of Matav-Cable Systems Media Ltd.;

               2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

               3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

               4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 29, 2004

/s/ Shalom Bronstein

Shalom Bronstein Chief Financial Officer

EXHIBIT 13.1

Certification of Principal Executive Officer pursuant to 18 USC §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

               In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2003 of Matav-Cable Systems Media Ltd. (the “Company”) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof (the “Report”), and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Amit Levin, Chief Executive Officer, certify that:

             1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

             2.  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 29, 2004

/s/ Amit Levin

Amit Levin
Chief Executive Officer

EXHIBIT 13.2

Certification of Principal Financial Officer pursuant to 18 USC §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

               In connection with the annual report on Form 20-F for the fiscal year ended December 31, 2003 of Matav-Cable Systems Media Ltd. (the “Company”) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof (the “Report”), and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Shalom Bronstein, Chief Financial Officer, certify that:

             1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

             2.  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 29, 2004

/s/ Shalom Bronstein

Shalom Bronstein Chief Financial Officer