Form 20-F
period 2004-12-31
MATAV CABLE SYSTEMS MEDIA LTD
filed 2005-06-30
CIK 1014925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
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

Ordinary Shares of NIS 1.00 each     30,220,476

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

Item 17 ☐   Item 18 ☒

INTRODUCTION

          As used herein, references to “we,” “our,” “us,” “Matav” or the “Company” are references to Matav-Cable Systems Media Ltd., Matav Investments Ltd., Cable Systems Media Haifa-Hadera Ltd., Nonstop Internet (1999) Ltd., Matav Assets Ltd., Matav Infrastructure Ltd. and Matav Infrastructure 2001, L.P., all of which are wholly owned subsidiaries, and Nonstop Ventures, Ltd., except as the context otherwise requires

          In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2004 of NIS 4.308= US$ 1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data.”

          We maintain our financial books and records in shekels and present our financial statements in conformity with generally accepted accounting principles in Israel, or Israeli GAAP. As applicable to our financial statements, Israeli GAAP and U.S. GAAP vary in certain respects, as described in Note 26 to the financial statements. We present our historical statements in shekels that have been adjusted to reflect changes in purchasing power due to changes in the Israeli consumer price index. Unless otherwise specified in this annual report, all financial data relating to us are presented in shekels adjusted to December 31, 2004 purchasing power (“adjusted NIS”). See “Item 5B. Liquidity and Capital Resources - Impact of Inflation and Exchange Rate Fluctuations” and Note 23 to the financial statements.

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

          Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and located elsewhere in the annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

          We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

          The following table sets forth our selected consolidated financial data as at and for each of the years in the five-year period ended December 31, 2004. The selected consolidated financial data for the years ended December 31,  2000, 2001, 2002, 2003 and 2004 are based on consolidated financial statements that have been prepared in accordance with Israeli generally accepted accounting principles, or GAAP. As applied to our consolidated financial statements, Israeli GAAP and U.S. GAAP vary in certain respects, as described in Note 26 to the financial statements.

          We were incorporated on June 28, 1987. The selected consolidated financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and the financial statements and notes thereto included elsewhere in this report on Form 20-F. The financial data for the year ended at December 31, 2004 have been translated into US dollars using the representative rate of exchange of the US dollar to the New Israeli Shekel, as published by the Bank of Israel, at December 31, 2004 (NIS4.308 = US$ 1.00). The translation is solely for convenience and should not be construed as a representation that Israeli currency amounts actually represent, or could be converted into US dollars.

Significant changes in accounting

          The financial statements as of December 31, 2003 and for reported periods through that date were presented on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”). The Company and its subsidiaries maintain their accounts in nominal NIS. The nominal figures were adjusted to NIS of equivalent purchasing power (NIS of December 2003) in conformity with principles prescribed by Statements of the Institute of Certified Public Accountants in Israel, on the basis of changes in the Consumer Price Index (“CPI”).

          During the reported period, we recorded equity in losses of HOT Telecom L.P., which commenced its operations during 2004.

	2000	2001	2002	2003	2004	2004

(adjusted NIS)	NIS (in thousands)*	NIS (in thousands)*	NIS (in thousands)*	NIS (in thousands)*	NIS (in thousands)*	$ (in thousands)*

Revenues	474,670	469,389	495,536	545,480	584,564	135,693
Operating income (loss)	(61,612)	(129,851)	(98,681)	(7,819)	3,009	698
Financial expenses, net	34,324	52,088	48,089	83,958	50,333	11,684
Other income (expenses), net	1,007	3,053	278,535	80,996	(42,680)	(9,907)
Income (loss) before taxes on income	(94,930)	(178,886)	131,765	(10,781)	(90,004)	(20,893)
Equity in earnings (losses) of affiliated companies, net	(128,554)	(78,822)	10,910	40,907	14,301	3,320

Net income (loss), under Israeli GAAP	(223,654)	(257,274)	33,824	(5,450)	(82,984)	(19,263)
Net income (loss) per ordinary share, under Israeli GAAP	(7.7)	(8.9)	1.2	(0.2)	(2.74)	(0.64)
Net income (loss) per ADS, under Israeli GAAP	(15.4)	(17.8)	2.4	(0.4)	(5.48)	(1.28)
Weighted average number of shares outstanding in thousands, basic, under Israeli GAAP	28,914	28,834	28,860	29,347	30,217	30,217
ADS shares outstanding in thousands, basic – under Israeli GAAP	14,457	14,417	14,430	14,674	15,108	15,108
Net income (loss), under US GAAP	(219,400)	(215,639)	27,451	(38,093)	(98,434)	(22,849)
Net income (loss) per ordinary share, under US GAAP	(7.7)	(7.4)	1.0	(1.3)	(3.26)	(0.76)
Net income (loss) per ADS, under US GAAP	(15.4)	(14.8)	2.0	(2.6)	(6.52)	(1.52)
Weighted average number of shares outstanding in thousands, basic, under US GAAP	28,604	29,286	28,860	29,347	30,217	30,217
ADS shares outstanding in thousands, basic, under US GAAP	14,302	14,643	14,430	14,674	15,108	15,108
Capital expenditures	394,206	272,817	116,841	55,655	95,428	22,151
Balance Sheet Data:
Fixed assets, net	912,346	1,038,087	991,998	876,825	825,511	191,623
Total assets, net	1,163,059	1,183,732	1,132,626	1,142,552	1,078,882	250,437
Short-term credit (including current maturities of bank loans and debentures)	249,657	561,365	547,853	469,104	499,344	115,911
Long-term bank loans	233,300	186,154	142,085	127,403	101,457	23,551
Debentures	142,479	132,457	99,462	66,145	33,201	7,707
Shareholders equity under Israeli GAAP	367,694	112,273	147,072	180,748	97,781	22,698
Shareholders equity under US GAAP	299,831	102,552	281,409	352,601	273,549	63,498
Accumulated other comprehensive income under US GAAP	–	–	150,376	220,338	237,212	55,063
Total assets, net under US GAAP	1,103,642	1,186,468	1,353,161	1,425,233	1,363,356	316,471
EBITDA**	44,504	256	56,735	146,992	139,644 ***	32,415

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
***    Since the results for the year 2003 do not include proportional consolidation with HOT Vision Ltd., for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision Ltd. For information regarding HOT Vision Ltd., see also “Item 4B. Business Overview.”

Exchange Rate Data

          The following table sets forth, for the years indicated, exchange rates between the shekel and the US dollar, expressed as shekels per US dollar and based upon the daily representative rate of exchange on the last day of each year as published by the Bank of Israel.

	2000	2001	2002	2003	2004	2005(2)

Average(1)	4.077	4.214	4.736	4.512	4.483	4.364
High	4.198	4.416	4.994	4.924	4.634	4.416
Low	3.967	4.041	4.437	4.283	4.308	4.299
End of period	4.041	4.416	4.737	4.379	4.308	4.416

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.
(2)	Through May 31, 2005.

	December	January	February	March	April	May

	2004	2005	2005	2005	2005	2005

High	4.374	4.414	4.392	4.379	4.395	4.416
Low	4.308	4.352	4.357	4.299	4.360	4.348

          At May 31, 2005, the representative rate of exchange was NIS 4.416 per US dollar, as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could affect our financial results.

Payment of Dividends to Shareholders

          Our board of directors decided, on December 27, 1999, to distribute an interim cash dividend to our shareholders who held shares on January 11, 2000, in the nominal amount of NIS 7.576 (approximately US$ 1.82) per ordinary share, for a total nominal amount of approximately NIS 222.0 million paid to the shareholders on January 26, 2000. Distribution of this dividend was approved as a final dividend for the year 1999 at our annual general meeting of shareholders held on December 31, 2000. No dividends were declared in 2000, 2001, 2002, 2003 or 2004.

3B.	CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

3D.	RISK FACTORS

Risks relating to our business and our industry

In order to operate our business, we must have and maintain valid licenses.

        We conduct our operations pursuant to two general non-exclusive cable broadcast licenses, referred to as the Cable Broadcasting Licenses, granted by the Council of Cable and Satellite Broadcasting, or the Council, on April 30, 2002, and a special broadcasting HeadEnd license, referred to as the Broadcasting HeadEnd License, granted by the Israeli Minister of Communications on May 2, 2002. In addition, we received a non-exclusive telecommunications infrastructure license, referred to as the Telecommunications Infrastructure License, from the Minister of Communications in March 27, 2002. On November 2003, the Minister of Communications granted to HOT Telecom L.P., or HOT Telecom, a limited partnership owned approximately 26.6% by us, with the remainder owned by the other two Israeli cable television operators, Tevel Israel International Ltd. Group, or Tevel, and Golden Channels & Co. Group, or Golden Channels, an infrastructure license, referred to as the HOT Telecom Infrastructure License, covering the same services covered by the Telecommunications Infrastructure License and also including the provision of domestic fixed communications services over cable networks including basic telephony services, to subscribers. The HOT Telecom Infrastructure License replaced and cancelled the Telecommunications Infrastructure License granted to us in 2002.

        The Cable Broadcast Licenses are effective for a period of fifteen years, and the HOT Telecom Infrastructure License is effective for a period of twenty years, and each can be extended by additional ten-year periods if the Council, in respect of the Cable Broadcast Licenses, or the Minister of Communications, or the Minister, in respect of the HOT Telecom Infrastructure License, determine that we, or HOT Telecom, as applicable, have:

—	complied with the terms and conditions of the licenses and the applicable law and regulations;

—	complied with the instructions of the Council and the Minister;

—	continuously acted in a manner to improve our broadcasts, the technology of the broadcasts and the scope, availability and quality of our telecommunications services and our network technology;

—	the ability to continue to provide the broadcasts and to invest in improvements of the broadcasts in the future, and the ability to continue to provide the telecommunications services and make necessary investments in order to update our technology and the scope, availability and quality of our telecommunications services; and

—	continued to comply with the conditions upon which our licenses were granted.

        Our Broadcasting HeadEnd License is valid for so long as our Cable Broadcast Licenses remain in force, but in any event no later than May 30, 2017, although we may apply for an extension of the Broadcasting HeadEnd License beyond this date.

        In order to ensure compliance with our obligations pursuant to our Cable Broadcast Licenses, applicable law and regulatory bodies, we have provided a bank guarantee in the amount of NIS 9.3 million to the Council. In order to ensure compliance with the HOT Telecom Infrastructure License, we and the other two Israeli cable television operators provided bank guarantees in the aggregate amount of US$ 14 million to the Minister. The bank guarantee provided by us was in the total amount of US$ 3.72 million.

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

        On November 8, 1999, the Controller of Restrictive Business Practices, or the Controller, declared that we, and all the other cable television operators in Israel, constitute a monopoly in the provision of multi-channel cable television services in our then respective franchise areas (which are the same areas in which we operate pursuant to our current licenses). On December 28, 1999, we filed an appeal of this declaration in the Restrictive Business Practices Court, which was dismissed in October 2004. As a result, we are and will continue to be subject to the supervision of the Restrictive Business Practices Authority, in addition to the existing supervision of the Minister and the Council, including in the areas of pricing, quality of broadcasting services, agreements with our subscribers, agreements with content providers and the use of our cable television network.

There can be no assurance that the operational merger will result in a successful integration of the operations of us, Tevel and Golden Channels, or whether the operational merger will enhance our profits and competitiveness.

        As of 2001, the cable television operators are acting in order to merge their activities. The purpose of the merger, among other things, is to enable us to provide additional telecommunications services, to increase our ability to compete successfully with Bezeq in the field of domestic fixed line services, including telephony, and, to cooperate in various areas, including purchase of content, marketing, sales and unified networks and effect substantial cost savings. In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels agreed to perform an operational merger in June 2004. To this effect, a joint management was appointed to oversee the joint operation of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable television operators. The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Material decisions applicable to the operational merger require our approval as well as the approval of Tevel and Golden Channels. Our approval is subject to the decision of our board of directors and other corporate bodies, as required by law. Since the appointment of the joint management and the commencement of the operational merger, we, Tevel and Golden Channels have operated jointly on a regular basis. The three cable television operators have agreed in principle that the allocation of the expenses deriving from the joint activity among themselves shall be proportional to the number of subscribers of each party. The operational merger does not include transfer of assets from any of the three cable television operators to a merged entity or from any of the three cable television operators to another cable operator. Each of the three cable television operators remains the sole owner of its assets and is entitled to the revenue generated from its own subscribers. Furthermore, the joint activity does not include transfer of liabilities owed to third parties, including, inter alia, banks or other creditors. There can be no assurance that the operational merger will result in a successful integration of the operations of us, Tevel and Golden Channels, or whether the operational merger will enhance our profits and competitiveness or whether it will result in a legal merger among the parties, as described in the annual report. In addition, should the operational merger not be successful, our overall expenses may increase, since we may no longer benefit from reduced costs, which result from our joint activities with the other two cable television operators, and we may need to incur additional capital expenditures in order to operate our business as a separate entity, independent from the other two cable television operators.

We and the other cable television operators have agreed on the terms of a merger. The legal merger might not be consummated, and if it is, we might not be able to realize any anticipated benefits from the merger.

        In February 2003, we and the other Israeli cable television operators agreed on a final version of an agreement outlining the structure and conditions of a merger among us. To date, the final merger agreement has not been signed, and we cannot predict when and if it will be signed.

        Prior to the merger we will need to reach an agreement with the major Israeli banks, which are creditors of the parties to the merger, addressing among other things, the assignment of certain of the current debts and securities to the merged entity, and its future financing. The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, the Controller, and by an Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties. To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required. The Supervisor of Banks of the Bank of Israel, or the Supervisor of Banks, has yet to agree that the proposed merger is not in breach of certain limitations under Israeli banking laws applicable to the Israeli banks, which are creditors of the merged entity.

        According to the position of the Supervisor of Banks, the merger of the cable television operators and the formation of a merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of Banks regarding, among other things, restriction on debt amounts to a “Group of Borrowers” as such term is defined in the “Proper Bank Management Directives”. The relevant directives deal with certain limits applicable to loan amounts given by banking corporations to “Sole Borrower” and/or “Group of Borrowers” and as a result, attribution of the merged company’s debts, among other things, to an indirect controlling shareholder of us and the other cable television operators.

        In November 2004, we concluded preliminary discussions with Tevel and its shareholders regarding the purchase by us of all of Tevel’s assets, including Tevel’s holdings in Golden Channels. If we were to acquire Tevel’s assets, we would have over 560,000 cable subscribers, representing approximately 60% of the Israeli cable television market, and we would hold 35% of Golden Channels, subject to certain terms. We have not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price. If this transaction were to take place, we would likely incur or assume substantial additional indebtedness. If we were to acquire all of Tevel’s assets as aforesaid, there is no assurance that the proposed merger of the three Israeli cable television operators will be completed in its current proposed form.

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

        If the merger is consummated, we face the following risks:

❑	As a result of the merger, we may be characterized as a passive foreign investment company, and as a result our U.S. shareholders may suffer adverse tax consequences. Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders, including having gain realized on the sale of our shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

❑	As a result of the merger, we may be deemed to be an ‘investment company’ under the Investment Companies Act of 1940. A significant part of our assets may constitute ‘investment securities’ as defined in the Investment Company Act. If we were deemed to be an ‘investment company,’ then we would be required to be registered as such. In that case there would be a substantial risk that we would be in violation of the Investment Company Act because of the practical inability of a non-U.S. company to register under the Investment Company Act. If we were deemed to be an unregistered ‘investment company’ under the Investment Company Act, our contracts may be voidable, we might not be allowed to offer securities in the United States, and we may also be subject to other materially adverse consequences.

❑	The sums that will be deemed to have been borrowed by the merged entity may exceed the maximum borrowing limit of a single borrower under Israeli banking laws, which might materially restrict the ability of the merged entity to receive loans from Israeli banks. In addition, we, the merged entity and the other parties to the merger may be subject to additional limitations in connection with the receipt of loans from Israeli banks due to restrictions under Israeli Banking laws pertaining to the maximum borrowing by a group of borrowers.

❑	The goodwill contributed to the merged entity by the merging entities could result in accounting expenses under Israeli GAAP in the years following the consummation of the merger that would reduce our shareholders’ equity and would have an adverse effect on the public market for our shares and ADS’s, and may negatively affect our ability to pay dividends to our shareholders. A material reduction in our shareholders’ equity could cause our shares to be delisted from the Tel Aviv Stock Exchange and Nasdaq National Market.

❑	For the merger, including certain ancillary actions performed in the framework of the merger, to qualify, pursuant to the approval of the Israeli Income Tax Commission, as a tax-free transaction under Sections 103, 104 and 105 of the Israeli Income Tax Ordinance, the merging entities and their respective shareholders (including us) are required to comply with certain restrictions, including restrictions on certain issuances of shares of the merged entity and restrictions on the number of shares that may be sold by the shareholders of the merged entity. In addition, the merged entity may not sell a majority of the assets (as defined in the Income Tax Ordinance) transferred to it by the merging entities during this restricted period, and no actions, transfers, provision of guarantees or any other activities may be performed between the merged entity and the other entities that participated in the merger, including their respective shareholders. In the event that any of these conditions or restrictions are not complied with, the tax exemption may be retroactively cancelled and the merger may be subject to tax, plus a consumer price index linkage adjustment and interest. These restrictions may deter an acquisition of the merged entity, and prevent us from selling or disposing of our shares in the merged entity. Additionally, subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required and additional conditions or restrictions may be imposed on the merged entity, the merging entities and their respective shareholders.

❑	The terms and conditions of the approvals that we have received to date to the merger affect the ability of the merged entity to manage its business, and restrict the ability of the merged entity to utilize some of the potential competitive advantage it may otherwise have.

❑	In the event that the Controller considers there to be a material decline in the multi-channel television market as a result of the consummation of the merger, he has the power to oblige the merged entity to allow other broadcast license holders (including D.B.S. Satellite Services (1998) Ltd., commonly known as YES, the Israeli satellite multi-channel television operator) usage of the network infrastructure to access all potential subscribers, and not only to the subscribersof the merged entity.

❑	A condition of the approval of the Controller to the merger is an obligation upon the merged entity to begin to supply fixed line telephony services over cable infrastructure to the Israeli public not later than November 20, 2004. As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services. The merged infrastructure entity is obligated to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS 350 million, that shall be invested as follows: not less than NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with those of Bezeq. The Company’s portion of the infrastructure investment commitments (NIS 350 million), pro rata to its proportionate share in HOT Telecom is estimated to be approximately NIS 93 million. In addition, according to the amendment to the Controller’s approval, the Controller increased the minimum number of subscribers to whom the merged entity is obliged to provide telephony services by the end of the consecutive years 2005, 2006 and 2007. The approval of the Controller to the merger is conditional upon the provision of a bank guarantee in the amount of US$ 15 million to ensure compliance with the terms of the approval. In the event that the Controller decides, in his discretion, that there has been a material breach of the terms of the approval, he may fully or partially exercise the guarantee. We have provided our pro rata portion of this amount, by giving a guarantee in the amount of US$ 3.75 million.

        Our joint activities with the other two Israeli cable television operators is subject to regulation and antitrust review, which limits the joint activities, causes us significant expenses and makes the future of these joint activities uncertain.

        On April 22, 2002, the Controller granted an approval to the merger the cable television operators. The Controller’s approval to the merger is subject to terms and conditions. The Controller’s approval to the merger was extended and amended from time to time.

        On December 15, 2004, the Controller granted us and the other cable television operators an additional extension of the merger approval from April 2002 until January 29, 2005, which was further amended on January 30, 2005 until the earlier of January 29, 2006 or the consummation of the merger. There can be no assurance that the Controller will agree to further extend the approval. If the approval will not be further extended upon its expiration, we may be required to cease our joint activities with the other two cable television operators. The approval of the Council to the merger was granted on March 7, 2002 and amended on February 13, 2003. For more information on the terms and conditions of the approvals of the Council and Controller, see “Item 4B. Business Overview”.

        On January 30, 2005, the Controller granted us and the other cable television operators an exemption from the requirement to receive an approval of a restrictive arrangement in relation to the ongoing cooperation between the cable television operators. The exemption was granted for a period of one year, until January 30, 2006. Pursuant to the exemption, the cable television operators may continue their cooperation in the multi-channel TV broadcasting operations, including marketing, content acquisition and content production, and in building infrastructure and providing fixed line telecommunication services, including access to High Speed Internet and telephony. This exemption is conditional upon, among other things, the cable television operators’ compliance with the terms of the Controller’s approval to the merger and all of the cable television operators refraining from taking any irreversible actions which would prevent them from being able to undertake separate and independent activities in the event that the merger will not be completed. If the merger is not consummated, it will be necessary for us to receive an extension of this exemption. There can be no assurance that the Controller will continue to grant us this exemption. If this exemption will not be extended, we may be required to cease our joint activities with the other two cable television operators.

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

        Our business is subject to regulation under the Israeli Telecommunications Law as amended, or the Telecommunications Law, regarding, among other things:

❑	licenses;

❑	royalties and other payments to be paid by licensees to the government;

❑	content and scope of programming;

❑	the subscriber charges set by cable television operators for their cable television services;

❑	our cable infrastructure that will become a public telecommunications network; and

❑	the nature of telecommunications services.

        Changes in laws, regulations or government policy affecting our business activities could adversely affect our business and operations. We cannot make any assurance that the Minister will not intervene in relation to the amounts we charge our subscribers.

As a result of the changing regulatory environment we have lost the competitive advantage we previously enjoyed as a holder of exclusive franchises, and we face competition from a variety of sources. This has lowered the entry barriers for potential new competitors and may affect our ability to compete in the market.

        The Israeli telecommunications market has been transformed, moving to a more liberalized environment in which various markets are being gradually opened to competition. Amendments to the Telecommunications Law, which replaced the previous system of exclusive franchises by general non-exclusive licenses, have significantly reduced the barriers to entry into our market and imposed conditions upon us, thereby increasing competition.

        In January 1999, the Ministry of Communications granted a license for the provision of television broadcasts to subscribers in Israel via satellite to YES. YES began to operate and market its broadcasts in July 2000. Bezeq – Israel Telecommunications Corporation Ltd., or Bezeq, is a principal shareholder of YES. Bezeq was declared as a monopoly by the Controller over the provision of basic telephony services, telecommunications infrastructure services, data transmission services and ancillary services and access to High Speed Internet. Bezeq has great financial resources, which it may place at the disposal of YES, thereby allowing YES to offer its services at low prices and use aggressive marketing strategies, including providing set-top boxes free of charge. For these reasons, we may not be able to successfully compete with YES. We also have an obligation to lease our inside wiring to YES, and YES is under a reciprocal obligation to us, pursuant to directives issued by the Minister of Communications. Such competition from YES has affected our income, reduced the number of our subscribers and caused us increased expenses, mainly in marketing and programming. In particular, the purchasing power of YES has raised the cost of content purchasing from the major production companies.

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

        In April 2002, we commenced to provide access to High Speed Internet over cable services. In November 2003, HOT Telecom was granted a license to supply these services instead of us and the other cable television operators. As of June 2004, HOT Telecom provides such services to the business sector, itself, and to the residential sector through the former infrastructure licensees of the cable television operators. We have incurred considerable capital expenditure preparing for the provision of this service and in various telecommunication services, and anticipate that we and HOT Telecom shall continue to invest in the improvement and maintenance of these services in the future. However, we and HOT Telecom face significant competition in the access to High Speed Internet market from Bezeq and may face competition in the future from other well placed competitors. Furthermore, we face competition in the domestic telecommunication transmission services market and may face additional competition in this market from new competitors in the future. We can make no assurance that we will be able to compete effectively with such competitors, or that we will be successful in realizing a significant return on our investments with respect to such service.

         The provision of domestic fixed communications services in Israel is characterized by significant competition.

        As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services. Pursuant to the approval of the Controller to the proposed merger of the cable operations, as amended, the merged infrastructure entity is to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS 350 million, that shall be invested as follows: not less than NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with those of Bezeq. The Company’s portion of the infrastructure investment commitments (NIS 350 million), pro rata to its proportionate share in HOT Telecom of 26.6% is estimated to be approximately NIS 93 million.

        On September 17, 2002, the Minister of Communications adopted, with certain changes, the recommendations of a committee formed by the Ministry of Communications for the establishment of policies and rules for the opening of competition in the field of domestic fixed communications services, as the guiding principles in this field. In order to implement the committee’s recommendations, the Israeli parliament approved an amendment to the Telecommunications Law at the end of May 2003. Under this amendment, as of September 1, 2004, the Minister may grant a special general license for domestic fixed telecommunications services without imposing on the holders of such licenses the obligation to provide their services to the entire public throughout the entire country or in any specifically defined area in Israel. The Ministry of Communications published the language of the special general license. In June 2004, the Ministry published new regulations setting forth the conditions and procedures for obtaining a special general license for domestic fixed telecommunications services. Under the said regulations, any applicant may be granted with such a license, provided it is able to comply with several basic conditions which are listed in the said regulations.

        On November 30, 2004, the Ministry of Communications issued policy principles to license the provision of telephony services by broadband access, known as Voice-Over Broadband access, or VoB. The VoB services that new competitors shall be entitled to provide may compete with the telephony services already provided by HOT Telecom. HOT Telecom filed a detailed status paper in which it demanded to revoke the policy principles. As a result of these new competitors , HOT Telecom may not be able to compete effectively, and it may not recover its significant investments in telephony services.

        Pursuant to the abovementioned regulations and policy principles, the Ministry has granted several special marketing licenses for experimental provision of fixed line telephony services by broadband access (VoB), inter alia, to ISP, cellular and international communications licensees.

        In addition, new technologies are being developed, such as VoIP, voice-on-data lines, wireless technologies and broadband infrastructure, which will enable current telecommunication providers and/or new competitors to implement rapid deployment of relatively low-cost technologies. This could place HOT Telecom in an inferior status in competing with them.

        In March 2004, the Minister announced its new policy with respect to Bezeq’s general license. Specifically, the policy provides that Bezeq may offer discounts for size at a rate of up to 10% and may request to amend its license in a manner that it will be able to market bundled services when its market share of the fixed domestic telephony industry (residential or business customers) decreases below 85% or if the competitive status of Bezeq’s subsidiary, YES, has significantly deteriorated. With regard to YES, the Minister determined that a significant deterioration in the competitive status shall be a situation in which its market segment in the industry of multi channel-broadcast to subscribers decreased below 25% of all subscribers in that market. On January 9, 2005, the Minister resolved to raise the deterioration threshold in the competitive status of YES from 25% to 29%. This policy enables Bezeq to provide services jointly with its affiliates, which it was not allowed to do in the past, including among other things, telephony services (local and international), multi-channel television services, cellular services and access to High Speed Internet services. As a result of this policy, HOT Telecom may not be able to compete effectively with Bezeq and others, and it may not recover its significant investments in telephony services. In addition, the offering by Bezeq of bundled services, including multi-channel television services through YES, may have a material effect on our ability to supply telephony services to our subscribers and could cause us to lose multi-channel television subscribers. Accordingly, we may suffer losses as the result of our holdings in HOT Telecom, which would affect our results of operations.

Due to the prospective investment in Bezeq, Bezeq may no longer be regarded as a government company and therefore, shall cease to be subject to the limitations imposed on a government company. As a result, our ability to compete in the access to High Speed Internet, telephony services and multi-channel services markets could suffer.

        On May 2005, the State of Israel selected the offer made by F.SB.R Holdings Ltd. (“FSBR”) as the winning bid for the purchase of approximately 30% of the shares of Bezeq, which are currently held by the State of Israel. In addition FSBR will have an option to purchase an additional 10.66% of the shares of Bezeq. The consummation of such transactions is subject to the receipt of certain approvals, including the approval of the Prime Minister and the Minister of Communications and the consent of the Controller. If these transactions are consummated, Bezeq will no longer be a government company and will, therefore, no longer be subject to government involvement and certain obligations as a government company. Bezeq will continue to be subject to other limitations imposed on it, including, inter alia, obligations imposed on it according to its license and its declaration as a monopoly. Further, Bezeq has great financial resources, which it may place at the disposal of YES, without the restrictions that have in the past been imposed on it as a government company, thereby allowing YES to offer its services at lower prices and use more aggressive marketing strategies. If this occurs, our ability to compete in the multi-channel services market could be harmed. The business activities of the controlling shareholder of FSBR are focused on media and television productions. This controlling shareholder also has significant holdings in broadcasting and communication entities both within and outside of Israel. As a result, this could provide Bezeq and YES with a great competitive advantage to our detriment. This could have a negative effect on our ability to compete in the access to High Speed Internet, telephony services and multi-channel television markets.

We have recently been the victim of industrial espionage in Israel, which could have an adverse effect on our operations, on our financial condition and on our ability to compete in the market.

        We were notified in May 2005 that the Israeli police were conducting an investigation of industrial espionage against certain companies in Israel, including against our competitor YES. On June 2, 2005, we along with other cable television operators filed a statement of claim in the District Court of Tel Aviv asking for certain relief against YES’s alleged actions, inter alia, requesting to appoint a receiver in order to seize all documents taken from us by YES. YES has responded to our claims stating that it did, in fact, receive documents of the cable television operators through civil intelligence but also indicated that these documents have since been confiscated by the police. We have filed our response to YES’s response. We are examining what additional procedures we may pursue. As the entire scope of our confidential information that was improperly disclosed to YES is still unknown, it is difficult for us to assess the risk involved and the exact implications it will have on our business, including the scope of damages to our business. The disclosure of our confidential information could have an adverse effect on our operations, our financial condition and on our ability to compete in the multi-channel television, access to High Speed Internet and telephony services markets.

We could lose our competitive advantage of being the exclusive provider of Video on Demand services if YES were to receive an approval from the Ministry of Communications to provide alternative services.

        We, along with the other cable television operators, gradually commenced in January 2005 providing Video on Demand, or VOD, services in our operating areas on a commercial basis. We, along with the other cable television operators, are currently the only companies to offer VOD services. VOD is a service that allows television viewers to instantaneously select and view various contents (such as library movies, current movies, series, contents for children, contents for adults, sports content, entertainment and leisure contents) at any time they choose. VOD services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder. We have incurred considerable capital expenditure preparing for the provision of this service. According to publication, YES requested permission from the Ministry of Communications to provide VOD services deployed over DSL. If YES were to receive such an approval from the Ministry, we would lose our competitive advantage of being the exclusive provider of such services in Israel. This could have a material adverse effect on our financial condition.

We may face competition from other existing technologies in broadcasting and infrastructure that may be implemented in Israel, or new technologies that could reduce the appeal of our services.

        While we believe that our existing technologies allow us to effectively compete with other existing technologies implemented in Israel, we may face competition from new technologies that may be implemented in Israel. We cannot anticipate whether, and to what extent if at all, future changes in technology will materially affect the continued use of fiber optic and coaxial cabling technologies that we employ. We may also face competition from technologies in development or that may be implemented in the future, such as LMDS and other wireless technologies in the fields of data over cable and telephony, video on demand or VOD, services that may be deployed over DSL, and satellite platforms. We cannot predict the effect of existing, emerging and future technological changes on the viability or competitiveness of our system. Accordingly, we cannot make any assurance that the technologies we currently employ, or shall employ in the future, will not become obsolete or subject to competition from new technologies in the future.

One party controls a large block of our shares.

        As of December 2004, Delek Investments and Properties Ltd., or Delek, holds approximately 40% of our outstanding shares. Delek is a wholly-owned subsidiary of Delek Group Ltd., a public company whose shares are listed on the Tel Aviv Stock Exchange. As of May 2005, Delek Group Ltd. is controlled by Mr. Yitzchak Sharon (“Tshuva”). Mr. Tshuva holds indirectly approximately 78.64% of the shares of Delek Group Ltd. Accordingly, Delek Group Ltd. and Tshuva, as the single largest beneficial shareholder, may have the ability to determine the election of a majority of our directors, and to direct our policies, including the payment of dividends, and may control the outcome of substantially all matters that may be brought before our shareholders.

We may not be able to obtain additional capital in order to implement our business plans on favorable terms.

        Although our management currently believes that our existing capital resources, including our credit lines, are adequate to satisfy our financial needs in order to implement our business plans for the next 12 months, as of December 31, 2004, we may in fact require additional capital. Our financial needs in that period will be subject to, among other things: our ability to successfully provide our services; the need to upgrade our network to provide added value services; the need to acquire additional equipment; the need to implement the buildout of our infrastructure in peripheral areas; and the needs of companies in which we have significant investments, such as Barak and, if the proposed merger shall be consummated, the merged entity.

        Any future equity or debt financing, if available, may be on terms that are not favorable to us, and in the event of equity financing, could result in dilution of our shareholders’ interests. Our principal shareholders are not contractually obligated to make loans or contribute equity to us.

        We commenced negotiations with the banks regarding an increase of our credit lines. These negotiations were ceased due to the proceedings in connection with the proposed merger of the Israeli cable television operators. In the event that we are granted increased credit lines to meet our financial needs, there can be no assurance that we would be able to obtain terms which are favorable to us, or which are not significantly expensive, in light of current market conditions. Further, one of our main credit lines is based on an unwritten agreement with the bank. Due to its oral nature, the terms and conditions of this credit line are at risk and we could be required to accelerate payment of all amounts owing to this bank. In addition, our agreement with another bank supplying one of our credit lines contains a number of covenants relating to, among other things, our debt to equity ratio and the maintenance of a minimum number of subscribers. In the event we breach any of these covenants, we could be required to accelerate payment of all amounts owing to this bank. For further details regarding this credit arrangement, please see “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

We have been notified by one of our banks that we did not comply with two of our covenants under our credit agreement, which if not remedied, could result in an event of default under the agreement, which may have an effect on our liquidity in the future.

        As of December 31, 2004, we did not comply with two covenants to maintain the financial ratios, as defined in the agreement, as follows: (i) the number of broadcast subscribers and (ii) Operating surplus.

        In March 2005, we received a letter from our bank according to which the bank does not deem the non-compliance, described above, to be a violation by the company to maintain such financial ratios for a period of one year, commencing on March 24, 2005 (the “Waiver Period”). We anticipate that additional negotiations will take place with the bank at the end of the Waiver Period. If we fail to comply with the covenants at that time or fail to reach an agreement with the bank, it could result in an event of default under the credit agreement, in which case amounts under the agreement would become due. For further details regarding this credit arrangement, please see “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

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

        Since we may be unable, or not permitted to raise our rates and fees pursuant to our licenses in a manner that would fully compensate for any increase in the Israeli consumer price index, inflation in Israel, which may impact our borrowing costs with respect to shekel amounts linked to the Israeli consumer price index and may cause an interest increase in Israel, may have a material adverse effect on us.

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

        Due to the fact that we cooperate closely with the other two Israeli cable television operators, Tevel and Golden Channels, and during 2004 have decided to merge our operations with those of Tevel and Golden Channels, the financial situation of these companies has an impact on our business.

        Any future deterioration of Tevel or Golden Channels, which result in a delay or omission of such party to provide its relative portion of the joint activity’s costs, could have an impact upon our business and our day to day operations, including causing an increase in our respective pro rata portion of joint costs, including, among others, content costs which may have a material adverse affect upon our financial statements. Furthermore, it may affect the possibility of the consummation of the proposed merger between the Israeli cable television operators, and the conditions that the creditors of the companies that are parties to the merger may impose.

        We have concluded preliminary discussions with Tevel and its shareholders for the purchase by us of all of Tevel’s assets Please see the discussion of this proposed transaction in “Item 4B. Business Overview – Agreement for a Merger of the Cable Television Operators”.

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

        We are subject to a lawsuit and have been subject to other lawsuits in the past, and may be exposed to additional lawsuits in the future, by residents of communities that are not, or were not, connected to our cable television network, seeking to force us to implement the build-out of our network in their communities, or compensation for being prevented from receiving cable television services. See “Item 8A. Consolidated Statements and Other Financial Information – Legal and Arbitration Proceedings”.

We may be required to pay royalties to, and could be subject to lawsuits by, owners of copyrights in connection with particular programs.

        We re-transmit certain foreign channels which are broadcast by third parties. These foreign channels may purchase rights from third parties to broadcast particular programs. According to a recent final ruling of the Israeli Supreme Court in a further hearing, the re-transmission by us of programs broadcast by the foreign channels may constitute an infringement of the rights of the copyright owners of such programs if they did not consent to the re-transmission of their programs into Israel. As a result of this ruling, we may be required to reach royalty arrangements with the owners of the copyrights of such programs prior to their re-transmission, in addition to the arrangements we reach with the foreign channels. This could increase our programming costs. In addition, we could be subject to lawsuits by the owners of copyrights in programs broadcast by the foreign channels. If we are found to have violated the copyrights of third parties, we could also be subject to regulatory sanctions. In the ruling, the Supreme Court called upon the Israeli legislators to amend the Copyrights Law to address this issue. We have been informed that the legislature has published a draft amendment to the Copyrights Law to address certain aspects of the foregoing issues; however, we cannot predict if and when the legislators will complete this process and what shall be the final version of such amendment, nor can we currently predict the magnitude of our exposure to increased royalty obligations and lawsuits relating to programs broadcast by the foreign channels we offer.

The proposed reduction in royalties by the Ministry of Communications and the Ministry of Finance could have an adverse effect on our ability and HOT Telecom’s ability to compete in the market.

        According to a letter dated April 20, 2005, which was sent by the Ministry of Finance and the Ministry of Communications to the Manager of the Government Companies Authority in Israel, the Ministries intend to reduce the percentage of royalties paid to the State of Israel by the holders of the international communication licenses and the holders of domestic fixed communication services licenses. The amount of the reduction is 0.5% per year commencing on January 1, 2006 up to a percentage of royalties of 1% in the year 2010. The execution of this reduction is conditioned on the amendment of the Communication Regulations (Royalties), the approval of the Minister of Communications and the Minister of Finance, and the approval of the Finance Committee of the Knesset. This intended reduction will supplement an additional reduction already made with regard to holders of cellular telecommunication licenses.

        The said position does not include the field of multi-channel broadcasting. Therefore, in the event the reduction will be implemented as detailed above, we will not be able to benefit from it. In addition, although HOT Telecom may benefit from the intended reduction in its activity as a provider of infrastructure services, this reduction will not be significant due to the fact that HOT Telecom is a new operator with relatively low revenues. Furthermore, such a reduction in the percentage of royalties may be of more significance to HOT Telecom’s competitor.As such, the reduction in royalties, as proposed, could have an adverse effect on our ability as well as HOT Telecom’s ability to compete in the market.

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

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003, which would increase our taxes.

        The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could adversely affect our results of operations.

        In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008.

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

If our ADSs are delisted from Nasdaq, the liquidity and price of our securities and our ability to issue additional securities may be significantly reduced.

        We intend to delist voluntarily from the Nasdaq National Market and to terminate our American Depositary Receipt (ADR) program in the future. Our board of directors will examine the timing of such termination in the next few months. We intend to file a Form 15 with the SEC to terminate the registration of the ADRs and ordinary shares, thereby suspending our obligation to file annual and other reports with the SEC. After the delisting, our shares will continue to trade in the TASE and we will continue to make public reports in accordance with the Israeli securities laws and regulations. Although we only have a limited number of record holders of our ADSs, delisting could diminish investors’ interest in our securities as well as significantly reduce the liquidity and price of our securities. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

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

        Certain of our male employees are obligated to perform annual military reserve duty in Israel. In addition, in the event of a military conflict or other attack on Israel, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.

Provisions of our licenses and Israeli law could delay, prevent or make difficult a merger or acquisition or a change of control of us and therefore depress the market price of our shares.

        Our Cable Broadcast Licenses and HeadEnd License, and the HOT Telecom Infrastructure License, include restrictions regarding changes of means of control of the licensees.

        In addition, provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of us. The Israeli Companies Law generally requires that a merger be approved by a company’s board of directors and by a majority of the shares present and voting on the proposed merger at a meeting called on at least 21 days’ notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the voting rights held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. In addition, a merger may not be completed unless 30 days have passed from the time in which each of the merged companies’ shareholders have resolved to merge, and at least 50 days have passed since the filing of the merger proposal signed by both parties with the Israeli Registrar of Companies.

        The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, a person would become a holder of 25% or more of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Act provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 45% or more of the company, unless there is already another 45% shareholder of the company. This requirement does not apply if the acquisition is made in a private placement provided that the company’s shareholders approve such private placement as a private placement which is intended to grant the placee a holding of either (a) 25% or more of the company, if there is not already another 25% shareholder of the company, or (b) 45% or more of the company, if there is not already another 45% shareholder of the company. In addition, this requirement will not apply upon the purchase of shares from either (i) a holder of 25% or more of the company which results in a person becoming a holder of 25% or more of the company or (ii) a holder of 45% or more of the company which results in the purchaser holding more than 45% of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. Shares that are acquired in violation of this requirement to make a tender offer will be deemed ‘treasury shares’ and will have no rights whatsoever for so long as they are held by the acquirer. If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the Israeli Companies Law requires that the acquisition be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire the shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

        There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided, inter alia, that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

—	the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

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

4A.    HISTORY AND DEVELOPMENT OF THE COMPANY

          We were incorporated as Matav-Cable Systems Media Ltd. under the laws of the State of Israel on June 28, 1987. Our principal executive offices are located at 42 Pinkas Street, North Industrial Area, Netanya 42134, Israel (telephone: +972-9-860-2160). Our website address is www.hot.net.il. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

          We are one of three operators and providers of broadband cable television services in Israel. The other two cable television operators are Tevel Israel International Communications Ltd. Group, or Tevel, and Golden Channels & Co. Group, or Golden Channels. We market our cable television services and engage in content-related activities and other telecommunication activities together with Tevel and Golden Channels under the brand name “HOT”.

          In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels agreed to perform an operational merger in June 2004. To this effect, a joint management was appointed to oversee the joint operation of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable television operators. The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Material decisions applicable to the operational merger require our approval as well as the approval of Tevel and Golden Channels. Our approval is subject to the decision of our board of directors and other corporate bodies, as required by law. Since the appointment of the joint management and the commencement of the operational merger, we, Tevel and Golden Channels have operated jointly on a regular basis. The three cable television operators have agreed in principle that the allocation of the expenses deriving from the joint activity among themselves shall be proportional to the number of subscribers of each party. The operational merger does not include transfer of assets from any of the three cable television operators to a merged entity or from any of the three cable television operators to another cable operator. Each of the three cable television operators remains the sole owner of its assets and is entitled to the revenue generated from its own subscribers. Furthermore, the joint activity does not include transfer of liabilities owed to third parties, including, inter alia, banks or other creditors.

          Prior to the grant of our licenses in 2002, we operated pursuant to five exclusive franchises granted to us by the Israeli Ministry of Communications to provide cable television services in franchise areas, which covered approximately 25% of Israel’s households. As of December 31, 2004, we provided cable television services to approximately 26.7% of all cable television subscribers in Israel. We own substantially all of our cable television network infrastructure. Our exclusive franchises covered four operating areas, three of which included the major metropolitan areas of Bat-Yam – Holon, Haifa, and Netanya – Hadera, and one of which served the less densely populated area of the Galilee. Our exclusive franchises were subsequently cancelled and replaced by general non-exclusive long term broadcast licenses covering the same geographical areas. Our subscriber penetration is highest in the metropolitan operating areas.

          We operate both directly and through subsidiaries in various fields of communications. We began serving cable television subscribers in 1990. We have adopted a growth strategy that combines core activities in the multi-channel television market, based on state-of-the-art technology, with the use of cable television infrastructure. The total number of our cable television subscribers was approximately 257,344 as of December 31, 2004, compared to approximately 266,700 as of December 31, 2003 and approximately 275,000 as of December 31, 2002. Cable television subscriber penetration has decreased by approximately 4% during the same period. In April 2002, we started to offer a commercial service of access to High Speed Internet over cable.

          Our aggregate revenues (including revenues from cable television and access to High Speed Internet residential subscribers) have increased from approximately NIS 495.5 million as of December 31, 2002 to approximately NIS 545.5 million as of December 31, 2003 and approximately NIS 584.6 million as of December 31, 2004. During the same period, our operating loss and net income was approximately NIS 98.7 million and approximately NIS 33.8 million, respectively, for the year ended December 31, 2002, and an operating loss and net loss of approximately NIS 7.8 million and approximately NIS 5.5 million, respectively, for the year ended December 31, 2003, and an operating income and net loss of approximately NIS 3 million and approximately NIS 83 million, respectively, for the year ended December 31, 2004. EBITDA has increased from approximately NIS 56.7 million for the year ended December 31, 2002 to approximately NIS 147.0 million for the year ended December 31, 2003 and decreased to approximately NIS 139.6 million for the year ended December 31, 2004. (Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision.)

          Through December 31, 2004, we have invested approximately NIS 2,119 million (approximately US$ 491.9 million) in the build-out of our cable television network within our license areas and in other fixed assets. In July 2002, we and the other two Israeli cable television operators, Tevel and Golden Channels, submitted a request to receive a license to provide domestic fixed communications services. In October 2003, we and the other two Israeli cable television operators, acting through affiliates, entered into an agreement, as amended in November 2003, for the establishment of AMAT Telecom L.P., now known as HOT Telecom L.P., which would engage in the establishment and operation of a public telecommunications network based on the cable network of the cable television operators by which it will supply domestic-fixed telecommunications services.

          In November 2003, the Ministry of Communications granted HOT Telecom the HOT Telecom Infrastructure License covering the same services covered by our Telecommunications Infrastructure License (to be supplied within the time frames set forth in the Telecommunications Infrastructure License), and also including the requirement to start to provide other services over cable networks including basic telephony services to subscribers by no later than November 25, 2004. The HOT Telecom Infrastructure License replaced and cancelled our Telecommunications Infrastructure License. HOT Telecom provides the following services: access to High Speed Internet over cable services, various data telecommunications services and various data transmission services and Infrastructure services. As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services.

          In November 2004, we concluded preliminary discussions to acquire the cable and communications assets of Tevel. If this transaction is completed, we would have over 560,000 cable subscribers, representing approximately 60% of the Israeli cable market, and we would hold 35% of Golden Channels, subject to certain terms. We have not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price. If this transaction were to take place, we would likely incur or assume substantial additional indebtedness.

          We have expanded our telecommunications activities by investing in Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., or Barak, an international telephony service provider in Israel, and in Partner Communications Company Ltd., or Partner, one of four licensed providers of mobile cellular telephone services in Israel, and one of the two providers using the global system for mobile telecommunications, a comprehensive digital standard for the operation of all elements of a cellular telephone system, known as GSM. For more information on Barak and the recent settlement with Barak’s creditors, see “Item 4B. Business Overview – International Telecommunication Services.”

          As of April 2002, we beneficially held, through Matav Investments Ltd., approximately 15.2% of Partner’s issued and outstanding shares. Following the sale of shares in Partner in April 2002, November 2003 and April 2005, we beneficially own approximately 1.2% of Partner’s issued and outstanding shares.

           We intend to delist voluntarily from the Nasdaq National Market and to terminate our American Depositary Receipt (ADR) program in the future. Our board of directors will examine the timing of such termination in the next few months. We intend to file a Form 15 with the SEC to terminate the registration of the ADRs and ordinary shares, thereby suspending our obligation to file annual and other reports with the SEC. After the delisting, our shares will continue to trade in the TASE and we will continue to make public reports in accordance with the Israeli securities laws and regulations.

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

          In 1989, we, together with the other cable television operators, formed I.C.P. Israel Cable Programming Company Ltd., or ICP, for the purpose of jointly purchasing and producing our local cable channels, which then consisted of four channels: family, now known as HOT 3, movies, now known as HOT Movies, sport, and children’s. The culture & science channel was later added. In January 2004, ICP changed its legal name to HOT Vision Ltd. Today, HOT Vision Ltd., or HOT Vision, creates, produces and acquires content for only two channels (HOT 3 and HOT Movies), and independent producers produce the other three channels. For a discussion regarding HOT Vision, please see “Item 4B. Business Overview – HOT Vision and Cooperation of Cable Television Operators in Production of Broadcasting”.

          In 1990, the Ministry of Communications began issuing exclusive franchises to operate cable television systems in various geographical areas in Israel. Pursuant to amendments to the Telecommunications Law in 2001 the exclusive franchises were replaced by a system of general non-exclusive long term broadcast licenses, broadcasting HeadEnd licenses, and general non-exclusive telecommunications infrastructure licenses, all of which we have been granted. In November 2003, our Telecommunications Infrastructure License was replaced and cancelled by the HOT Telecom Infrastructure License. Please see the discussion regarding the HOT Telecom Infrastructure License in “Item 4B. Business Overview – Domestic Fixed Communications”.

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

          On September 13, 2000, we, together with the other Israeli cable television operators, entered into an agreement with YES, under which we and the other cable television operators granted YES a non-exclusive permit to use our Inside Wiring for the transfer of satellite broadcasts (multi-channel television and interactive channels only); and YES granted the cable television operators a non-exclusive permit to use its Inside Wiring for the transfer of cable television broadcasts (including any other service provided by the cable television operators). This agreement has since been terminated by YES, and in place of that agreement, in September 2001 the Minister of Communications issued administration directives, which were amended effective as of February 3, 2002, governing the reciprocal use of Inside Wiring between the cable television operators and YES. The directives establish instructions regarding the procedures of transition for cable television subscribers to become subscribers to YES and vice versa. These directives also provide that YES shall pay fees to the relevant cable television operators for the use of their Inside Wiring, and that the cable television operators shall pay fees to YES for the use of its Inside Wiring. The directives stipulate what such amounts should be. In addition, the Minister of Communications has the authority to issue directives regarding the common use of the Inside Wiring by both YES and by the cable television operators, with regard to the provision of different services by each party. The Ministry of Communications conducted a hearing regarding the common use of Inside Wiring. To date, the Ministry has not issued directives regarding this matter. In January 2004, we and the other cable television operators reached an agreement with YES according to which YES will pay the aggregate amount of NIS 7.3 million (not including VAT) in consideration for the use of Inside Wiring for the period from January 2002 through December 2004. We are entitled to 26.6% of that amount. We, the other cable television operators and YES attempted to reach an understanding regarding the terms for YES’s use of our Inside Wiring during 2005 and thereafter; however, this attempt was unsuccessful. On May 30, 2005, the cable television operators sent a letter to YES requesting that YES pay for the months of January to May 2005 in an amount equal to NIS 1.5 million, including interest and linkage differentials. On June 7, 2005, YES responded to the request, refusing to pay such amount and instead, suggesting to continue in negotiations in order to resolve the dispute. We are examining what additional procedures we may pursue.

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

          We informed the Ministry of Communications that we would provide digital set-top boxes to our subscribers’ principal connection according to actual demand as follows: up to 100,000 set-top boxes will be provided in 2001; 70,000 in 2002, and 60,000 in 2003. The remainder is to be provided during the year 2004. As of May 31, 2005, we have provided approximately 258,000 set-top boxes to our subscribers. We have already purchased approximately 280,000set-top boxes. We have entered into various agreements to purchase additional set-top boxes.

Additional Packages and Services

          As of March 1, 2005, we market to our digital subscribers, a new marketing method based on various combinations we offer our customers. According to the new marketing method, our digital subscribers, in addition to the basic package offered to them, may receive, at their choice, for additional consideration, content-products that include a variety of additional channels, channel packages and additional content products and services. In addition, as of March 1, 2005, we offer all of our subscribers a bundled package of our cable television offerings, access to High Speed Internet and telephony services (available only to subscribers in the areas where HOT Telecom has commenced providing telephony services) into a “Triple Play” offer. For more information about these services, see “Item 4B Business Overview – Additional Packages and Services.”

Pay-Per-View, Video On Demand and Personal Video Recorder

          We began offering Pay-Per-View services in October 2000. Pay-Per-View services are governed by our Cable Broadcast Licenses. As of January 2005, we have gradually provided Video on Demand, or VOD, services on a commercial basis. We intend to commence providing Personal Video Recorder, or PVR, services in July 2005. For more information about these services, see “Item 4B Business Overview – Products and Services.”

High Definition Services

          We recently commenced offering our subscribers an additional unique channel based upon high definition technology. For more information about these services, see “Item 4B Business Overview – Products and Services.”

Internet Services

          We received a license to provide ordinary dial-up Internet services in February 2000, and we commenced such services in April 2000. In parallel, we began to offer our subscribers access to High Speed Internet over cable on a trial basis, pursuant to a trial license.

          According to the HOT Telecom Infrastructure License granted in November 2003 and amended on March 16, 2005, access to High Speed Internet services shall be provided through HOT Telecom. Specifically, pursuant to the March 2005 amendment, from the date of the grant of the HOT Telecom Infrastructure License and until the consummation of the merger amongst the cable television operators, HOT Telecom shall be entitled to contact with subscribers, including subscribers of the former infrastructure licensees of the cable television operators for the provision of access to High Speed Internet services through the former infrastructure licenses of the cable television operators, including our subsidiary Matav Infrastructure 2001 L.P., and the provision of the said service shall be deemed as a service rendered by HOT Telecom and the HOT Telecom Infrastructure License provisions shall apply. Please see the discussion regarding the HOT Telecom Infrastructure License in “Item 4B. Business Overview – Domestic Fixed Communications Services”. As of December 31, 2004, we provide access to High Speed Internet over cable services to 88,324 residential subscribers.

Ownership of Cable Infrastructure and Payments to the State of Israel

          In light of the contention of the Ministry of Finance according to which, following the expiration of the cable television operators’ franchises, the cable television operators should pay the State of Israel appropriate consideration for the grant of a right to continue to provide multi-channel television services to subscribers, as well as other telecommunications services over the cable network, the cable television operators, including ourselves, came to an agreement with the State of Israel dated July 2001, in which we undertook, among other things, to make certain payments to the government over a 12-year period, and in consideration, each cable television operator received recognition by the government of its ownership of its respective cable television network infrastructure. Subsequent amendments to the Telecommunications Law adopted that agreement. The material terms of the agreement provide that:

❑

Each cable television operator shall make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum determined by multiplying certain accumulated income of all the cable television operators, including certain income derived from the use of cable infrastructure, by a percentage which is between 0% and 4%, increasing gradually according to the amount of such income. In the July 2001 agreement, it was agreed that our pro rata portion would be 24.1%, until agreed differently by all of the cable television operators.

❑

Each cable television operator shall pay the State of Israel in the 12-year period up to 12% of its income from the sale of any activity related to the cable infrastructure or a right related to such activity, and the sale of certain assets as set forth in the agreement.

❑	The Israeli government (subject to payment of payments by the cable television operators) undertook to waive any of its rights or claims regarding the ownership of the cable infrastructure.

          As a result, each cable television operator is deemed to own all the rights to the cable network infrastructure in its license areas, and the right to operate it is subject to applicable law, following the expiration of the previous franchises.

          In March 2003, the cable television operators approached the Israeli Ministry of Finance with a request to defer for one year the commencement of payments due under the July 2001 agreement. In April 2004, this request was rejected by the Accountant General of the State of Israel, and the Accountant General of the Ministry of Communications demanded that we pay all amounts outstanding in respect of 2003 and the first quarter of 2004 by May 31, 2004. On June 6, 2004, we reached an agreement with the Accountant General of the State of Israel regarding the terms of payment of our obligations in respect of 2003. We agreed to pay the amount owed in seven equal quarterly installments, beginning on July 21, 2004, and ending on January 21, 2006. The amounts outstanding with respect to 2003 are linked to the Israeli Consumer Price Index, and will bear annual interest at the rate of 5.9%. As of the date of this annual report, we have already paid 4 installments.

          The July 2001 agreement, and its codification into law by way of amendments made to the Telecommunications Law, will continue to be in effect if the cable television operators consummate their proposed merger. Please see the discussion of the proposed merger below.

Proposed Merger of the Israeli Cable Television Operators

          As of 2001, the cable television operators are acting in order to merge their activities. The purpose of the merger, among other things, is to enable us to provide additional telecommunications services, to increase our ability to compete successfully with Bezeq in the field of domestic fixed line services, including telephony, and, to cooperate in various areas, including purchase of content, marketing, sales and unified networks and effect substantial cost savings. The consummation of the merger is subject to reaching an agreement with the major Israeli banks and the other creditors of the merging entities addressing among other things, the assignment of certain of the current debts and securities to the merged entity, and its future financing, and receipt of approvals required under applicable law, including the approvals of the Income Tax Commission, the Council, the Controller of Restrictive Business Practices, or the Controller, and the Israeli court. To date, we have received approvals, subject to certain terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required. See “Item 4B. Business Overview – Arrangement for a Merger of the Cable Television Operators”.

          In February 2003, we and the other Israeli cable television operators agreed on a final version of an agreement outlining the structure and conditions of a merger between us, including, inter alia, the terms of the agreement between the shareholders. The merger agreement, if, and when, it will be signed, will add to and broaden the terms of the previous arrangement between the parties executed on December 31, 2001, which cancelled and replaced previous arrangements between the parties. The parties have agreed that if the final version of the merger agreement has not been signed by July 31, 2003, or a later date agreed upon by the parties, the provisions of the agreement will not apply, the parties shall not have any claim or suit towards another party with respect to the proposed merger agreement and/or the shareholders agreement, and shall be free to act independently or together with others, without any limitation. To date, the agreement has not been signed.

          According to the position of the Supervisor of Banks, the merger of the cable television operators and the formation of a merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of Banks regarding, among other things, restriction on debt amounts to a “Group of Borrowers” as such term is defined in the “Proper Bank Management Directives”. The relevant directives deal with certain limits applicable to loan amounts given by banking corporations to “Sole Borrower” and/or “Group of Borrowers” and as a result, attribution of the merged company’s debts, among other things, to an indirect controlling shareholder of us and the other cable television operators.

          Since the date of the approval of the Controller to the merger on April 22, 2002, we, Tevel and Golden Channels cooperate in most of our areas of activities, including but not limited to marketing and content related activities, and since the end of 2003 we carry out these activities under the brand name “HOT”.

          In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels agreed to perform an operational merger in June 2004. To this effect, a joint management was appointed to oversee the joint operation of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable television operators. The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Material decisions applicable to the operational merger require our approval as well as the approval of Tevel and Golden Channels. Our approval is subject to the decision of our board of directors and other corporate bodies, as required by law. Since the appointment of the joint management and the commencement of the operational merger, we, Tevel and Golden Channels have operated jointly on a regular basis. The three cable television operators have agreed in principle that the allocation of the expenses deriving from the joint activity among themselves shall be proportional to the number of subscribers of each party. The operational merger does not include transfer of assets from any of the three cable television operators to a merged entity or from any of the three cable television operators to another cable operator. Each of the three cable television operators remains the sole owner of its assets and is entitled to the revenue generated from its own subscribers. Furthermore, the joint activity does not include transfer of liabilities owed to third parties, including, inter alia, banks or other creditors.

Domestic Fixed Communications Services

          We beneficially own approximately 26.6% of the rights in HOT Telecom. We and the other two cable television operators committed to provide access to our cable networks to HOT Telecom on terms and conditions to be determined. Furthermore, we agreed that if, during the 36 months following the date of signature of the partnership agreement our cable broadcasting and communications operations would be merged, the holdings of the parties in HOT Telecom, including the operations of HOT Telecom would be transferred to the merged entity for no consideration. HOT Telecom is obligated to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS 350 million, that shall be invested as follows: not less than NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with those of Bezeq. The Company’s portion of the said investment (NIS 350 million), pro rata to its proportionate share in HOT Telecom, is estimated to be approximately NIS 93 million.

          In October 2003, the limited partners of HOT Telecom also entered into an agreement to establish AMAT Telecom Ltd. to serve as general partner of HOT Telecom (with a 1% interest). On April 14, 2004, AMAT Telecom Ltd.’s name was changed to HOT Telecom Ltd. We beneficially own approximately 26.6% of HOT Telecom Ltd., and have the right to appoint two out of six directors to HOT Telecom Ltd.’s board of directors. This agreement includes provisions relating to the taking of decisions, distribution of profits and income, limitations on the transfer of rights in HOT Telecom Ltd. and the obligations of the three cable television operators to afford access to their cable networks to HOT Telecom and HOT Telecom Ltd.

          The abovementioned two agreements were made conditional upon the Israeli court overseeing Tevel’s insolvency proceedings approving the entrance into such agreements by Tevel. On November 24, 2003, Tevel’s trustee notified the court of, among other things, these agreements. To date, no decision, response or instruction has been received from the Court with respect to the approval of Tevel’s entrance into these agreements. As of January 8, 2004, all of the approvals that were required in order for the arrangement of creditors of Tevel to become effective had been obtained, and accordingly the arrangement of creditors entered into effect. According to this arrangement, Tevel has reached agreement with its unsecured creditors, which has resulted in the settlement of all of the debts. According to the agreement reached with the secured creditors, Tevel’s shares and remaining assets are subject to the right of Tevel’s secured creditors which are banks to realize these shares and assets to cover Tevel’s debts to these secured creditors.

          On September 17, 2002, the Minister of Communications adopted, with certain changes, the recommendations of a committee formed by the Ministry of Communications for the establishment of policies and rules for the opening of competition in the field of domestic fixed communications services, as the guiding principles in this field. In order to implement the committee’s recommendations, the Israeli parliament approved an amendment to the Telecommunications Law at the end of May 2003. Under this amendment, as of September 1, 2004, the Minister may grant a special general license for domestic fixed telecommunications services without imposing on the holders of such licenses the obligation to provide their services to the entire public throughout the entire country or in any specifically defined area in Israel. The Ministry of Communications published the language of the special general license. In June 2004, the Ministry published new regulations setting forth the conditions and procedures for obtaining a special general license for domestic fixed telecommunications services. Under the said regulations, any applicant may be granted with such a license, provided it is able to comply with several basic conditions which are listed in the said regulations.

          On November 30, 2004, the Ministry of Communications issued policy principles to license the provision of telephony services by Voice-Over Broadband access (VoB) (the “policy principles”). Pursuant to the policy principles, the provision of fixed-domestic VoB services shall be organized in the context of a unique domestic operator license, according to which the provision of telephony services is to be performed by VoP technology while using the broadband access of a domestic operator (currently Bezeq or HOT Telecom). According to the policy principles, licenses to provide VoB services shall be granted in 2005 in a manner that the commencement of operations by virtue of the licenses shall be feasible on May 1, 2005. It was further determined that for the time being, an owner of VoB license shall not be charged to pay the domestic operator for using the domestic operator’s network. The Ministry, in its policy principles, noted that it intends to complete soon the policy on the provision of VoB services by broadband access network of cellular operators. In addition, the policy principles indicated that Bezeq shall be entitled to provide VoB services at the earlier of May 1, 2007 or after its customer segment in the area of the fixed-domestic telephony (business or private segments) shall decrease below 85%, and a subsidiary of Bezeq shall be able to provide VoB services subject to restrictions stipulated in the unique domestic operator’s regulations.

          Following the policy principles and as a result of applications by Bezeq and HOT Telecom, the Ministry of Communications, on December 29, 2004, sent a letter to various parties including Bezeq and HOT Telecom thereby enabling them to present their position with respect to the ramifications of the policy principles on them and with respect to the manner and the timing of Bezeq’s participation in the provision of VoB services, directly or through a subsidiary. In a reply to the Ministry of Communications, HOT Telecom filed a detailed status paper in which it demanded to revoke the policy principles alleging that they constitute a deviation from the policy to organize the communications market in Israel on a facilities based competition and that the resolution of the Ministry of Communications to enable the provision of VoB services while using the domestic operator infrastructures constitutes an illegal impairment of the proprietary right of the infrastructure’s owner. In addition, it was alleged that the resolution pursuant to which the VoB operator shall not be charged with a payment for using the domestic operator’s infrastructure lacks authority and is devoid of reasonableness and results in economic distortions and the ministry is required to enable the payment of access fees to the domestic operator for using its infrastructures for providing the VoB service. Alternatively, HOT Telecom requested to adjourn the date for granting the VoB licenses until after HOT Telecom shall reach a market segment of 5% of the fixed-domestic telephony industry. In addition, HOT Telecom claims that the resolution of the Ministry of Communications to enable the use in the domestic operator’s infrastructures to provide cellular VoB service without, at the same time, enabling HOT Telecom to provide VoB service over the cellular infrastructures, is unreasonable and discriminatory amongst the operators.

          Following a hearing held by the Ministry of Communications regarding its policy principles, on April 20, 2005, the Ministry of Communications notified HOT Telecom, in writing, that it is considering to amend its policy principles, thus, enabling Bezeq or a subsidiary on its behalf to provide VoB services in the event that Bezeq’s share of the fixed domestic telephony market, in the business or private segments, shall decrease below 85%. In addition, the Ministry of Communications notified HOT Telecom of its intention to establish two testing points, the first to be established in November 2006 and the second to be established in November 2007, in which, the possibility to allow Bezeq or a subsidiary on its behalf to provide VOB services shall be examined, even if Bezeq’s share market has not decreased below 85%. In its response to the letter, HOT Telecom, has repeated its previous position, according to which, Bezeq or a subsidiary on its behalf should not be allowed to provide VOB services, as long as Bezeq constitutes a monopoly in the fixed domestic telephony market, that is, so long as Bezeq holds 50% of the fixed domestic telephony market. In addition, HOT Telecom expressed its rejection to the establishment of the testing stations.

          Pursuant to the abovementioned regulations and policy principles, the Ministry has granted several special marketing licenses for experimental provision of fixed line telephony services by broadband access (VoB), inter alia, to ISP, cellular and international communications licensees.

          In March 2004, the Minister announced its new policy with respect to Bezeq’s general license. Specifically, the policy provides that Bezeq may offer discounts for size at a rate of up to 10% and may request to amend its license in a manner that it will be able to market bundled services when its market share of the fixed domestic telephony industry (residential or business customers) decreases below 85% or if the competitive status of Bezeq’s subsidiary, YES, has significantly deteriorated. With regard to YES, the Minister determined that a significant deterioration in the competitive status shall be a situation in which its market segment in the industry of multi channel-broadcast to subscribers decreased below 25% of all subscribers in that market. On January 9, 2005, the Minister resolved to raise the deterioration threshold in the competitive status of YES from 25% to 29%. This policy enables Bezeq to provide services jointly with its affiliates, which it was not allowed to do in the past, including among other things, telephony services (local and international), multi-channel television services, cellular services and access to High Speed Internet services. As a result of this policy,HOT Telecom may not be able to compete effectively with Bezeq and others, and it may not recover its significant investments in telephony services. In addition, the offering by Bezeq of bundled services, including multi-channel television services through YES, may have a material effect on our ability to supply telephony services to our subscribers and could cause us to lose multi-channel television subscribers. Accordingly, we may suffer losses as the result of our holdings in HOT Telecom, which would affect our results of operations.

          According to a recent amendment to the Communications Regulations (Bezeq and Broadcasting) (Payments for Interconnection), which, inter alia, set the “Bill and Keep” arrangement, which applies between Bezeq and HOT Telecom, as follows: Bezeq and the domestic operator (except for a unique domestic operator and Bezeq) will not make payments to each other for interconnection as stated in the aforesaid regulation, and each of them will bear their costs in this respect, subject to the fulfillment of the following cumulative conditions: (i) two years have not yet elapsed form the date on which the domestic operator commenced providing telephony services on a commercial basis, as the Minister of Communications informed the concerned license holders (according to the Minister of Communications the date applicable with respect to HOT Telecom is November 25, 2004); and (ii) the difference between the total minutes of traffic originating in the domestic operator’s aforesaid network and their destination being the domestic operator network of Bezeq and the total minutes of traffic originating in the domestic operator’s network of Bezeq and their destination being domestic operator’s aforesaid network does not exceed 1,050,000,000 minutes of traffic.

          Bezeq has withdrawn a petition it submitted to the Supreme Court with respect to the recent amendment at the recommendation of the court.

4B.    BUSINESS OVERVIEW

          We operate digital and analog cable television systems and provide a variety of channels and programs as one of three cable television operators in Israel. We believe that Israel is and will continue to be an attractive environment in which to provide cable television services for the following reasons:

               Multi-Channel Cable Television Market. As of December 31, 2004, there were approximately 1.84 million homes covered by cable networks in Israel, with a penetration rate of approximately 52.5%. The high penetration rate for multi-channel cable television services in Israel is attributable to the high penetration of televisions, multiple televisions in homes, and the fact that we provide various programs and services.

               Subscriber Base. Between 2001 and 2004, the population of Israel grew at an average rate of approximately 1.8% per year. In 2004, our number of cable television subscribers decreased. Of our cable television subscribers, our number of digital subscribers increased, and our number of subscribers for other services provided over cable increased. During the same period, our number of access to High Speed Internet subscribers increased.

               Diverse Population. The cultural and linguistic diversity of Israel’s population has created a large pool of potential cable television subscribers with different viewing needs. From 1991 through the end of 2004, approximately 938,000 new immigrants arrived in Israel, representing approximately 52% of the increase in Isreal’s population during that period. In addition, a substantial portion of Israel’s population consists of first or second-generation immigrants, many of which we believe continue to speak the language of their country of origin and maintain strong cultural ties to that country.

          Digital Broadcasting Services. In July 2001, we began to provide digital broadcasting services, in addition to the analog broadcasting services which we provided all along. We offer our digital subscribers the digital Basic Package. In addition, digital subscribers may receive, at their choice, for additional consideration, content-products that include a variety of additional channels, channel packages and additional content products and services. For additional information on the Basic Package, please see “Item 4B. Products and Services”.

          Growth in the Number of Channels and Diversity of Content. We provide our subscribers with the most widely viewed cable television broadcasts in Israel. We continually aim to increase the number of channels we provide and improve the diversity of content, including channels in various languages for a large spectrum of viewers, in accordance with the perceived requirements of our subscriber base. The following are the new channels that we provide since January 1, 2001, most of which are subtitled or dubbed in Hebrew or Russian, which we believe promote viewer interest in cable television in Israel. The list is up to date as of May 31, 2005 .

❑

Added during 2001: the children’s’ channel (“Fox Kids”); the Indian entertainment channel (“Zee TV”); the Romanian entertainment channel (“Pro TV”); the youth channel (“BIP”); the 40 audio music channels; the European culture channel, (“ARTE”); the action channel (“Reality”); the Arabic family, sport, children movie and music channels (“ART” 1, 2, 3, 4 and 5); the entertainment channel (“E!”); the History Channel; the movie channels (“HOT Drama”, “HOT Action”, and “HOT Fun”); the movie channel (“MGM”); the Adventure channel (“Adventure 1”); the lifestyle channel, (“The Good Life”); the telenovella channel (“Viva Platina”); the sports channels (“Sport 5+”); and (“NBA”).

❑

Added during 2002: the life style channel (“The Mens Channel”); the movie channel (“HOT Prime”), and four music channels (“MTV Base”, “MTV 2”, “MTV Hits”, and “VH1 Classic”); the Russian movie channel (“MF”); the news channel (“Fox News”); the sports channel (“Eurosport”); the economics channel (“CNBC”); the sports channel (“Fox Sport”); and 4 regional radio channels.

❑

Added during 2003: the Russian channel (“NTV Mir”); the sports channel (the “Teams channel”); the Russian History channel (“History Russian”); the Judaism channel (“Techelet”); the Playboy channel (reinstated); the children’s knowledge channel (“Logi”); and the Russian Telenovela channel (“Romantica”).

❑

Added during 2004 : the Academic channel; the General Russian channel (“Moscow Open World”); the Extreme sports channel; Home+ channel; Karma channel; the Parents channel; the Campus channel;; Nickelodeon channel; the TVR channel; Inter Plus channel; the Baby channel (“Luli”); and the Private Blue channel.

❑	Added through May 2005: the premium series channel (“X-tra HOT”) and the High Definition channel.

          For more information on the channels, see “Item 4B. Business Overview – Programming.”

          High Definition. We have recently commenced offering our subscribers a channel transmitted in High Definition technology. For more information about this channel, see “Item 4B. Business Overview–Products and Services.”

          Additional Services. We began offering Pay-Per-View services in October 2000, which are commenced by digital and analog HeadEnd equipment and received at the subscribers premises by analog and digital set-top boxes. As of January 2005, we have gradually provided Video on Demand services on a commercial basis to our subscribers. We also intend to commence providing Personal Video Recorder services to our subscribers in July 2005. For more information about these services, see “Item 4B. Business Overview–Products and Services.”

          Interactive Services. Since the end of 2001, we have provided interactive services to our digital subscribers. For more information about these services, see “Item 4B. Business Overview–Products and Services.”

          Access to High Speed Internet Over Cable Services. On April 8, 2002, as part of our competitive activity in the telecommunications market, we began to provide access to High Speed Internet over cable services through our infrastructure.

          Services to the Business Sector. HOT Telecom has commenced the marketing of additional communication services designed for businesses, such as Internet for businesses, various data transmission services and network services at different bit rates, including Internet Protocol Virtual Private Network, or IP VPN, Synchronous Digital Hierarchy, or SDH, services, and IP services . Please see the tables relating to our services to the business sector under “Item 4B. Business Overview – Services for the Business Sector”.

          Domestic Fixed Line Telephony Services. As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services. For more information on HOT Telecom’s domestic fixed line telephony services, see “Item 4B. Business Overview – Domestic Fixed Line Telephony Services.”

          Technologically Advanced Infrastructure. Due to the relatively recent buildout of the cable television industry in Israel, operators utilize advanced technologies, such as broadband, hybrid fiber optic/coaxial, or HFC, cable networks and digital video broadcasting, or DVB, platforms. The main benefits of using such technologies are the potential for greater capacity, increased functionality, improved broadcasting quality, and development of two-way communication based services. We installed and utilize a DVB platform, and previously upgraded our HFC network into a full two-way expanded bandwidth plant. We successfully employ access to High Speed Internet over our cable platform. We have upgraded our infrastructure to allow us to provide data over cable services. The technology upgrade is compliant with the technologies of the other parties to the proposed merger of the Israeli cable television operators. Based on our infrastructure, we plan to gradually implement more service layers, such as enhanced television interactive applications and other services, which utilize the cable television platform advantages over other alternative platforms.

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

Strategy

          Our mission is to leverage our cable television infrastructure and market share to be a leader in the Israeli telecommunications and entertainment industry. In order to achieve our mission, we are implementing strategies designed to:

❑	increase our range of video on demand and interactive value-added services offerings to our subscribers;

❑	enhance our broadband internet services, complete the rollout of our new domestic fixed line telephony services and gain significant market share in this area;

❑

combine our cable television offerings, access to High Speed Internet and telephony into a “triple play” offer, with a view to increase revenues, reduce costs by lowering churn while increasing customer loyalty, and increase profitability of our operations; and

❑	focus on our customer relations, inter alia, by improving the efficiency and responsiveness of our customer service.

Competitive Strengths

          We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

❑

state-of-the-art technology and an advanced network and infrastructure which we own entirely, including two-way broadband transmission, HFC cables, a fully developed IP network for the supply of broadband internet access and near completion of a brand new state-of-the-art telephony over cable IP network, and a fully digitalized broadcasting system;

❑	a diversified and rich selection of programming content, including the supply of unique VOD services;

❑	high quality of broadcasting service and support for subscribers;

❑	bundle packages of our cable television offerings, access to High Speed Internet and telephony into a “triple play” offer;

❑	as of December 31, 2004, a large subscriber base which contains approximately 257,344 subscribers, constituting a penetration rate of approximately 52% in our license areas ;

❑	a highly experienced and dedicated management team and staff;

❑

technological unique advantages comprised of wide bandwidth, 2-way communication, one pipe for various multiple services (“triple play” i.e., voice, data, TV, VOD, PVR, access to High Speed Internet, etc.), and segmented network (which allows reuse of bandwidth and implementation of narrowcast and Unicast service).;

❑	reasonable fees for our cable television broadcast offerings and access to High Speed Internet over cable services, telephony services, and for other services; and

❑	offering various value-added services to our subscribers, including services targeted to the business sector.

Availability and Sources of Programming

          The increasing availability of cable television in Israel has provided an attractive alternative to the limited off-air television programming and the use of video cassette recorders and DVDs. We offer cable television analog and digital subscribers a single tier of basic service within the framework of the analog and digital Basic Packages. We offer our digital subscribers the possibility for additional channels and packages within the framework of our Premium Broadcastings and services and various marketing combinations that include the Basic Package and additional products, according to the subscriber’s choosing. Two of the most popular channels available to cable television operators in Israel are provided by HOT Vision. The three cable television operators in Israel currently provide the same program scheduling on all of the channels in each of their license areas, enabling subscribers throughout Israel to watch the same program at the same time under the brand name “HOT.” For information regarding the channels and packages included in the Basic Packages and the Premium Broadcastings, see “Item 4B. Products and Services - Basic Packages” and “Item 4B: Products and Services Additional Packages and Services”.

           We aim to diversify and improve the content quality we provide to our subscribers. We do so by adding new broadcasting channels and enriching the existing ones, including the VOD services, which offer a wide range of programming, and new interactive channels and applications. See the discussion in “Item 4B. Business Overview – Growth in the Number of Channels and Diversity of Content”.

Products and Services

Overview of our Cable Television Services

          We offer cable television analog and digital Basic Packages, and we offer our digital subscribers Premium Broadcastings and a variety of channel packages and combinations.

          Subscribers are offered access to a variety of Hebrew language programming (including original, subtitled and dubbed), a home shopping channel, off-air channels originating in Israel and other selected countries, and satellite television channels. We charge subscribers an initial installation fee of NIS 99 including VAT, and a monthly subscription fee for the analog and the digital Basic Packages of approximately NIS 170.9-176.5 including VAT and 186.5 including VAT, respectively. We also require a deposit of approximately NIS 99 including VAT, for the regular analog set-top box (for those subscribers without cable-ready televisions), or NIS 198 including VAT, for the addressable analog set-top box, and a deposit of approximately NIS 399 including VAT, for the digital set–top box. We partially refund the deposit when the set-top box is returned. The refund amount (which is linked to the Israeli consumer price index) is reduced by 10% of the value of the set-top box for depreciation each year or each partial year commencing from the date of installation of the set-top box and until the date we cease to provide services to such subscriber. Alternatively, our subscribers may elect to lease the set-top box for a monthly fee that ranges between NIS 9 and NIS 11 including VAT. We are allowed to sell the set-top box to a subscriber, at the subscriber’s option, in consideration for an amount not exceeding the value of the set-top box. In certain marketing campaigns, we fully refund the first set-top box given to our new customers in return for certain obligations to the company. We also charge subscribers fees for reconnection, installation of additional outlets in subscribers’ households, and provision of cable television services on the additional outlets. The fees set forth above include value added tax at a rate of 17%.

Programming

          We currently transmit programming on varying numbers of channels in our operating areas, which consists of off-air channels, local channels, satellite channels, dedicated channels, and other channels. The tables set forth below present our analog and digital Basic Packages and those additional channels and packages that are included within the Premium Broadcastings, which we provide to digital subscribersin the tiering system. For a discussion of the risks related to programming, see “Item 3. Risk Factors”, and for a discussion of certain of our costs associated with programming, see “Item 5. Operating Results – Results of Operations – Operating Expenses”.

          We and the other cable television operators have agreed, to pay royalties to certain organizations representing Israeli performing artists with respect to copyrighted materials broadcasted by the cable television operators. For the years ended December 31, 2002, 2003 and 2004, we recorded royalties expenses with respect to such organizations of approximately NIS 2.9 million, NIS 2.8 million and NIS 3.6 million, respectively.

          Off-Air Channels. The off-air channels we transmit to our subscribers are the Israel Broadcast Authority channels (Channel 1, Channel 33) and Channel 2. Although subscribers can receive transmission of these off-air channels through a household antenna or a satellite dish, the antennae located on our HeadEnds enable subscribers to obtain superior picture and sound quality.

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

          Special Cable Television Licenses. Under the Telecommunications Law, we are required to provide up to one-sixth of our network capacity for broadcasting to holders of special cable television licenses for specific channels. In addition, we have allocated programming time to broadcasting by local community organizations and the public educational channel, which we are obliged to broadcast according to the Telecommunications Law. With the exception of the broadcasts by local community organizations and the public educational channel, all such special cable television licensees are required to pay for the use of our network capacity. We are under an obligation to allow other broadcast license holders to have access to our network infrastructure, within three months from the date requested by the other licensee or producer. According to the approval of the Controller to the proposed merger, if we are unable to reach a commercial agreement with such broadcast licensee or producer within 60 days, the matter must be referred to arbitration and the arbitrator must act in accordance with the instructions of the Controller.

          Shopping Channel. In late 1995, we began transmitting a home-shopping channel, which offers products directly to cable television subscribers, known as the Shopping Channel. The Shopping Channel is broadcast pursuant to a special broadcast license and is provided to our subscribers as part of the digital and analog Basic Packages.

          Commercial Advertising and Dedicated Channels. According to the Telecommunications Law, the Council may grant special licenses to independent producers of specific dedicated cable television channels, and such channels may be entitled to offer commercial advertising. The Economic Committee of the Israeli Parliament, or Knesset, decided on January 27, 1998, that such dedicated channels will be: an Arabic channel, a Jewish traditional channel, two news channels, an Israeli music channel and one channel or more in foreign languages for new immigrants arriving to Israel. In 2001 and 2002, the Council selected winning bids for the tender for a News Channel, a general Russian Channel and an Israeli music channel, all of which are permitted to broadcast commercials. The general Russian Channel commenced broadcasts as of November 2002. The Israeli music channel commenced broadcasts as of June 2003. The Council decided to cancel the license granted by it to the News Channel as a result of the News Channel’s failure to timely commence broadcasting. To date, the Arabic channel has not commenced broadcasts. A bid for the Jewish traditional channel was published by the Council. As of the date of this annual report, a bidder has not been selected.

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

          Locally Produced Programming. In 1989, together with the other Israeli cable television operators, we established a company named ICP – Israel Cable Television Programming Company Ltd., which is now known as HOT Vision Ltd., for the purpose of jointly purchasing and producing content for our local channels. Today, HOT Vision creates, produces and acquires content for two channels (HOT 3 and HOT Movies). We own approximately 26% of HOT Vision and make payments to it based on the number of our subscribers. For the years ended December 31, 2002, 2003 and 2004, we paid HOT Vision approximately NIS 62.0 million, NIS 54.0 million and NIS 50 million, respectively.

          Local News Broadcasts. Our licenses also require that we provide periodic local news broadcasts in our license area. The content of our local news and local community programs varies in our operating areas. In accordance with the Council’s decisions of December 2002, February 2003 and June 2005, a Cable Broadcasting Licensees are required to produce local news broadcast for five license areas through an external producer, subject to the Council’s approval. We and the other two Israeli cable television operators entered into an agreement dated January 5, 2003, as amended on March 5, 2003, with Today’s Cable News – the Local News Company Ltd., commonly referred to as JCS, whereby JCS shall produce local news for the cable television operators for their respective areas.

Basic Packages

          In accordance with Israeli law and our Broadcasting License, we must provide each of our subscribers (analog and digital) basic broadcasts that include:

❑	Channels 1 and 33 of the Israeli Broadcasting Authority;

❑	the commercial channels (Channels 2 and 10);

❑	the Knesset channel;

❑	the Israeli educational channel;

❑	channels of special cable licensees according to the Council’s instructions, on the digital service only - we currently broadcast Tourism, Health and Leisure from the Teva Hadvarim Group;

❑	dedicated channels pursuant to the Telecommunications Law (which currently only include the Shopping Channel, Russian Channel and Music Channel,);

❑	regional news and community broadcastings; and

❑	the EPG service, on the digital service only.

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

          Our Cable Broadcast Licenses stipulate that we may not charge our analog subscribers for the basic broadcasts more than approximately NIS 148 plus VAT in the Holon/Bat Yam and Haifa/Hadera regions, approximately NIS 140 plus VAT, in the Sea of Galilee/Netanya region, and approximately NIS 141 plus VAT, in the Golan/Safed and Kiryat Shemoneh region. Additionally, we may not charge our analog subscribers for a movie provided on Pay-Per-View basis more than approximately NIS 15 plus VAT, per broadcast. We may link our fees to the Israeli consumer price index from February 2002 (subject to regulations and the provisions of our licenses). Our Cable Broadcast Licenses do not stipulate fees for digital subscribers. Under regulations promulgated pursuant to the Telecommunications Law, we may determine our subscriber fees for digital subscribers (including the basic broadcasts package). The fees that we set for our digital subscribers must be reasonable, and the Minister may direct us to adjust such fees if he finds, among other things, that they are harmful to competition, discriminatory or misleading. The Council’s approval to the proposed merger of the Israeli cable television operators (as amended) stipulates, as a condition to the merger, that we, or the merged entity, will be subject to a maximum subscriber fee for both the digital and analog basic broadcasts packages of NIS 156 including VAT once the merger will be consummated. The subscriber fee will be linked to an index which includes the Israeli consumer price index of December 2001 (published January 15, 2002) and the US dollar exchange rate as published by the Bank of Israel, or any other index as shall be determined in regulations. The effectiveness of the Council’s condition regarding the linkage to the combined index is subject to the amendment of the applicable regulations promulgated under the Telecommunications Law. To date, the Ministry has not adopted such an amendment. For more information on fees we charge our subscribers, see Item 4B “Business Overview – Overview of our Cable Television Services.”

          The Council has determined that all channels in the Basic Package on our digital platform must be included in the Basic Package on our analog platform, unless otherwise authorized by the Council.

Digital Basic Package

          The following table lists information regarding the Basic Package that we offer to our digital subscribers as of April 30, 2005.

Channel	Description	Language (1)

HOT 3	Entertainment	Hebrew
HOT Movies	Cinema Movies	Hebrew
Sport	Local and intentional games & Competition	Hebrew
Children	Cartoons, movies & other children entertainment	Hebrew
MTV	Europe video music	English
Channel 8	Culture, Science & Education	Hebrew and Russian
Local Channel	Local news & others-general	Hebrew
Channel 9	Russian channel	Russian
Channel 10	Third national channel	Hebrew
Israel 1	First national channel	Hebrew
Israel 33	General Channel of the Israel Broadcasting Authority	Arabic/Hebrew/English

Channel	Description	Language (1)
CNN	World news	English
Sky news	World news	English
BBC World	Collection of BBC best programs	English
Fox News	World News	English
Channel One-Russia	Russian channel	Russian
RTR Planeta	Russian channel	Russian
NASHA KINO	Russian Channel	Russian
RTV Int	Russian Channel	Russian
NTV MIR	Russian Channel	Russian
Moscow Open World	Russian Channel	Russian
National Geographic	Localized channel of NGC	Hebrew
Academic Channel	Academic Lectures	Hebrew
Star World	Entertainment	English
Shopping	Israeli shopping channel	Hebrew
Israel 2	Second national channel	Hebrew
Education	Israeli educational channel	Hebrew
Music 24	Israeli Music	Hebrew
Knesset	Israeli parliament channel	Hebrew
Nickelodeon	Children’s channel	Hebrew/English
SAT 3	German channel	German
RTL	German channel	German
TV5	French channel	French
France 2	French channel	French
Arte	Culture	French
Euro sport	European sport broadcasting	English
VH-1	Video Music	English
TVE	Spanish channel	Spanish
RETE 4	Italian channel	Italian
TRT 1	Turkey 1	Turkish
TRT 2	Turkey 2	Turkish
INTERSTAR	Turkish channel	Turkish
DUNA TV	Hungarian channel	Hungarian
Emergency (2)	Emergency communications	Hebrew
SAT 1	German channel	German
LBC	Arabic channel	Arabic
Viva	Teledrama Channel	Hebrew
Fashion TV	Fashion TV	French
MEZZO	Classic Music Channel	French
Hop	Children Channel	Hebrew
Hallmark	Series and Movies	Hebrew/Russian
HOT Time	Pay-Per-View Portal	English/Hebrew
BBC Prime	English channel	English/ Hebrew
AXN	Action	Hebrew
TCM	Movies	English/Hebrew
ESPN	Sport	English
CARTOON	Cartoons, movies & other Children entertainment	English
TV 7-TUNIS	Tunisian channel	Arabic
Jordan	Jordanian channel	Arabic
Jordan	Jordanian channel	English
Morocco	Moroccan national channel	Arabic
Egypt	Egyptian national channel	Arabic
METV	Free Lebanon television	Arabic/English
MBC	Arabic channel	Arabic
Almustakbal	Entertainment	Arabic
Saudia	National	Arabic
Syria	National	Arabic
Aljazeera	News	Arabic
Dubai	National	Arabic
EPG	User Guide	Hebrew/English /Russian
User Guidance Channel	User Guidance Channel	Hebrew /Russian
Radio Channels	Music, News General	Hebrew /Russian

(1)	Originated, subtitled or dubbed, as indicated.
(2)	Operates only during emergencies.

Analog Basic Package

          The following table lists information regarding the Basic Package that we offer to our analog subscribers as of April 30, 2005.

Channel	Description	Language (1)	Bat-Yam/ Holon	Haifa	Netanya/ Hadera	Golan	Arab section	Galilee

HOT 3	Entertainment	Hebrew	✓	✓	✓	✓	✓	✓
HOT Movies	Cinema Movies	Hebrew	✓	✓	✓	✓	✓	✓
Sport	Local and intentional games & Competition	Hebrew	✓	✓	✓	✓	✓	✓
Children	Cartoons, movies & other Children entertainment	Hebrew	✓	✓	✓	✓	✓	✓
MTV	Europe video music	English	✓	✓	✓	✓	✓	✓
Channel 8	Culture, Science & Education	Hebrew/Russian	✓	✓	✓	✓	✓	✓
Channel 9	Russian channel	Russian	✓	✓	✓	✓	✓	✓
Local channel	Local news & others	Hebrew	✓	✓	✓	✓	✓	✓
TVE	Spanish channel	Spanish	✓	✓	✓	✓		✓
Channel 10	Third national channel	Hebrew	✓	✓	✓	✓	✓	✓
Israel 1	First national channel	Hebrew	✓	✓	✓	✓	✓	✓
CNN	World news	English	✓	✓	✓	✓	✓	✓
Sky news	World news	English	✓	✓	✓	✓	✓	✓
ORT Russia	Russian channel	Russian	✓	✓	✓	✓	✓	✓
RTR Planeta	Russian channel	Russian	✓	✓	✓	✓		✓
National Geographic	Localized channel of NGC	Hebrew	✓	✓	✓	✓	✓	✓
Star World	Entertainment	English	✓	✓	✓	✓		✓
RETE 4	Italian channel	Italian	✓	✓	✓	✓	✓	✓
Shopping	Israeli shopping channel	Hebrew	✓	✓	✓	✓	✓	✓
Israel 2	Second national channel	Hebrew	✓	✓	✓	✓	✓	✓
Education	Israeli educational channel	Hebrew	✓	✓	✓	✓	✓	✓
SAT 3	German channel	German		✓		✓	✓	✓
RTL	German channel	German	✓	✓	✓			✓
Jordan	Jordanian channel	Arabic				✓	✓
TV Guide	TV broadcasting programs	Hebrew	✓	✓	✓	✓		✓
Morocco	Moroccan national channel	Arabic	✓	✓	✓	✓		✓

Channel	Description	Language (1)	Bat-Yam/ Holon	Haifa	Netanya/ Hadera	Golan	Arab section	Galilee

Egypt	Egyptian national channel	Arabic	✓	✓	✓	✓	✓	✓
METV	Free Lebanon television	Arabic/English	✓	✓	✓	✓	✓	✓
MBC	Arabic channel	Arabic	✓	✓	✓	✓	✓	✓
Israel 33	General channel of the Israeli Broadcasting Authority	Hebrew	✓	✓	✓	✓	✓	✓
Knesset	Israeli Parliament channel	Hebrew	✓	✓	✓	✓	✓	✓
TV5	French channel	French	✓	✓	✓			✓
France 2	French channel	French	✓	✓	✓	✓		✓
Euro sport	European sport broadcasting	English	✓	✓	✓		✓	✓
VH-1	Video Music	English	✓	✓	✓	✓	✓	✓
TRT1	Turkey 1	Turkish	✓		✓
TRT2	Turkey 2	Turkish	✓
DUNA TV	Hungarian channel	Hungarian	✓	✓	✓	✓		✓

Emergency (2)	Emergency communications	Hebrew				✓		✓
TV 7 -TUNIS	Tunisian channel	Arabic			✓	✓		✓
LBC	Arabic channel	Arabic		✓		✓	✓
Viva	Teledrama Channel	English / Hebrew	✓	✓	✓	✓	✓	✓
Fashion TV	Fashion TV	French	✓	✓	✓	✓		✓
MEZZO	Classic Music Channel	French	✓	✓	✓	✓	✓	✓
Hop	Children Channel	Hebrew	✓	✓	✓	✓	✓	✓
RTV Int.	Russian Channel	Russian	✓	✓	✓	✓		✓
Hallmark	Series and Movies	English/ Hebrew	✓	✓	✓	✓	✓	✓
BBC Prime	English channel	English/ Hebrew	✓	✓	✓	✓	✓	✓
AXN	Action	English/ Hebrew	✓	✓	✓	✓	✓	✓
TCM	Movies	English/ Hebrew	✓	✓	✓	✓	✓	✓
ESPN	Action	English	✓	✓	✓	✓	✓	✓
CARTOON	Cartoons, movies & other Children entertainment	English	✓	✓	✓	✓	✓	✓
NASHA KINO	Russian Channel	Russian	✓	✓	✓	✓	✓	✓
Almustakbal	Entertainment	Arabic					✓
Saudia	National	Arabic					✓
ART 1	Family	Arabic					✓
ART 2	Sport	Arabic					✓
ART 3	Children	Arabic					✓
ART 4	Movies	Arabic					✓
ART 5	Music	Arabic					✓
Syria	National	Arabic					✓
Aljazeera	News	Arabic					✓
Dubai	National	Arabic					✓
Music Channel	Israeli Music	Hebrew	✓	✓	✓	✓	✓	✓

(1)	Originated, subtitled or dubbed as indicated.
(2)	Operates only during emergencies.

Additional Packages and Services

          As of March 1, 2005, we market to our digital subscribers, a new marketing method based on various combinations we offer our customers. According to the new method, our digital subscribers, in addition to the basic package offered to them, may receive, at their choice, for additional consideration, products that include a variety of Premium channels, channel packages, and a la carte channels.

          In addition, as of March 1, 2005, we offer all of our subscribers a bundled package of our cable television offerings, access to High Speed Internet and telephony services (available only to subscribers in the areas where HOT Telecom has commenced providing telephony services) into a “Triple Play” offer. Under the Triple Play offer, analog subscribers may receive, in addition to the basic analog cable television package, access to High Speed Internet and telephony services. Digital subscribers may receive under the Triple Play offering, the digital basic package, additional channel packages and a la carte channels, plus access to High Speed Internet and telephony services. The fees associated with the content are fixed. Further, the subscriber is permitted to change channel packages once a month without incurring an additional fee.

Product Choices

One Package Choice.

          Below please find the list of packages available to our digital subscribers.

Name of Package	Channels Included

Movies	HOT Drama
HOT Fun
HOT Action
HOT Prime Games and Content about Movies MGM

Children	HOT Fun
Parents Channel
Logi
Jetix
Games Channel

Parents and Babies	Parents Channel
HOT Luli

Enrichment for Children	HOP Lomdim Gordy's Friends

Music	VH-1 Classic
MTV Hits
MTV 2
MTV Base

24 Music Choice	Variety of Music Channels

Entertainment and Leisure	Bip- the laughter channel Xtra Hot - the series channel The Good Life E! Leisure and Entertainment History channel Adventure 1

Men and Sport	Reality TV

Ego
Sport 5+
Eurosport News Fox Sports Extreme Sports CNBC
Russian	Reality TV
HOT DJ
History Channel
Romantica
E!
Karma and Home+	Home+
Karma

A Product of Two Channels.

          Below please find the list of channels available to our subscribers under our Product of Two Channels.

Channels Included

Bip- the laughter channel
Xtra Hot - the series channel
The Good Life
E!
Home+
Reality TV
Ego
Karaoke
Parents Channel
History Channel
Adventure 1
Eurosport News
Fox Sports
Extreme Sports
CNBC
HOT Luli
Logi
Jetix
VH-1 Classic
MTV Hits
MTV 2
MTV Base
Mega Film
Romantica
Ukranian Channel Inter+
MGM

A La Carte Channels.

          Below please find a list of our channels that are offered a la carte.

Channels Included

Viva Platina
The Nature and Things
Tchelet Channel
Pro-TV
Romanian Channel TVR
HOT Time
Playboy Channel
Private Blue
Campus
Viva Espanola
Entertainment and Leisure
Vegas (Games for adults)
Double Click
Gogo Club
The Green Point (in the Children’s Channel)
Jetix Channel
Karaoke Channel
Gogo
Klick
The Hot Game
Weather- Daily and Weekly forecast in Israel and Abroad
Horoscope, Forecast and Matches
Personal Horoscope
HOT Talk

We intend to provide an additional package in the future called VOD For Choice.

Pay-Per-View

          Pay-Per-View services are covered by our Cable Broadcast Licenses. We are subject to maximum price restrictions for analog Pay-Per-View services, of approximately NIS 15 plus VAT, per broadcast. We are also subject to restrictions regarding payment for specific broadcasts, the time duration of a single broadcast and certain restrictions regarding the cancellation of a Pay-Per-View order by a subscriber. We are authorized to offer live broadcasting by Pay-Per-View. We began providing Pay-Per-View services to our subscribers in October 2000. We currently broadcast 10 Pay-Per-View channels on the digital platform. Pursuant to our request, on June 24, 2004, the Council resolved to allow us to cease to provide Pay-Per-View services on our analog platform, subject to our commitment, with respect to subscribers that received such service commencing from January 1, 2003, to provide to such subscribers who approach us, the option to use such service upon their request, on terms determined in the Council’s decision. Beginning in March 2005 and ending in April 2005, we gradually ceased to provide Pay-Per-View services on our analog platform in all of our operating areas.

Video On Demand

          In January 2005, we gradually commenced providing Video on Demand services on a commercial basis. Currently, VoD services are provided in the majority of our operating areas. Video on Demand, or VOD, is a service that allows television viewers to instantaneously select and view various contents (such as library movies, current movies, series, contents for children, contents for adults, sports content, entertainment and leisure contents) at any time they choose. VOD services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder, thereby allowing the viewer to determine and control exclusively the timing and the speed in which he would like to watch the selected content. The VOD service gives the subscriber direct and instant access to a variety of content-libraries via a friendly access portal for the user. We provide VOD services to our digital subscribers in accordance with the approval rendered to us by the Council. We currently charge a fixed subscription fee for our VOD services. In addition, while various contents are not subject to additional payment, certain contents are subject to additional fees on a pay-per-use basis or a subscription VOD basis. On June 9, 2005, the Council published a hearing regarding the limitation on ownership with respect to the provision of VOD services.

Personal Video Recorder

          We intend to begin providing Personal Video Recorder, or PVR, services in July 2005 under the brand name HOT Magic. PVR is a device, based on large storage (hard-drive) and an easy-to-use user interface. PVR services allow the viewer to decide what content to record along with providing them with the convenience of being able to watch them whenever they want. PVR services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder.

High Definition

          In May 2005, we gradually commenced providing a high definition channel. As of June 2005, this channel is available to all of our subscribers. The high definition channel broadcasts contents using a high definition system. The high definition technology enables the subscriber to enjoy a sharp quality picture and peripheral sound in the dolby digital system. The high definition channel’s contents are diversified, and include sports, music, lifestyle and travel.

Interactive Services.

          Since the end of 2001, we have provided interactive services such as Horoscopes and Weather to our digital subscribers. In June 2002, we added to our interactive services to include Games Channels. Since February 2002, we provide an entertainment programming guide service. Various interactive applications have been integrated into different channels since July 2002. Since August 2002 we provide an interactive invoice service. In December 2002, we began to implement an interactive voting application, which allows our subscribers to participate in television votes conducted on certain programs through the use of the subscriber set-top box. In January 2003, we began to implement an interactive commercial application. Since the end of the fiscal year 2003 and through to June 2005, we have commenced providing the following interactive services to our digital subscribers: two children’s channels (HOP Lomdim and Gordy’s friends); Vegas Channel; Karoake Channel (in Hebrew and Russian); Net Action; and TV Mall Channel. We currently offer our digital subscribers Games Channels also on a pay-per-play basis (pay per game) or pay-per-use basis (pay per defined duration of time played), the use of which may be limited by the subscriber (for the purpose of parental control), on the basis of a predetermined maximum monthly fee. Subject to the receipt of the relevant regulatory approvals, we intend to provide additional interactive services in the future, including interactive channels, games channels and integration of interactive applications into additional channels.

Internet Services

          On April 8, 2002, we launched a service of access to High Speed Internet over cable. Initially we offered promotional packages to the subscribers to the trial services and other initial subscribers to the service. We currently offer access to High Speed Internet over cable services in all of our license areas, and at December 31 2004, we had 88,324 access to High Speed Internet over cable subscribers. As of May 31, 2005, we had approximately 96,000 access to High Speed Internet subscribers. The table below sets forth the products we offer to our residential subscribers of access to High Speed Internet over cable services.

Upload Speed	Download Speed

64Kbps	0.256Mbps
96Kbps	0.75Mbps
128Kbps	1.5Mbps
150 Kbps	3.0Mbps

          In addition, we offer our Internet subscribers the option to upgrade the Upload Speed of our access to High Speed Internet over cable products, by 64Kbps (‘Extra’) and 128Kbps (‘Extra Plus’).

HOT Telecom’s access to High Speed Internet over cable service, which is provided to the residential subscribers in the former Infrastructure License areas by us, allows the user to directly access the Internet over cable broadband infrastructure, through the use of a cable modem and personal computer, and there is no need for dial-up activity

Services for the Business Sector

          In March 2004, HOT Telecom commenced the marketing of additional communication services designed for businesses, including access to High Speed Internet for businesses, Internet Protocol Virtual Private Network, or IP VPN, and data transmission services and network services at different bit rates.

          HOT Telecom markets packages with the following various broadband widths:

Broadband Cable Internet for Businesses

Name of Package	Upload Speed	Download speed

HOT Business 750K	150 Kbps	750 Kbps
HOT Business 1.5M	150 Kbps	1.5 Mbps
HOT Business 3M	150 Kbps	3 Mbps

          In addition, HOT Telecom offers its subscribers the option to upgrade the upload speed of these products by 64Kbps and 128 Kbps.

Access to High Speed Cable Internet for Businesses

Name of Package	Upload Speed	Download speed

HOT Business 2M/512K	512 Kbps	2 Mbps
HOT Business 3M/512K	512 Kbps	3 Mbps
HOT Business 3M/1M	1 Mbps	3 Mbps
HOT Business 4M/1M	1 Mbps	4 Mbps

Data Transmission Services and Network Services at Different Bit Rates

          HOT Telecom provides broadband connections which allows for the transmission of data at different speeds over a fiber optic and coax cable in a variety of technologies.

SDH Services

The following diverse services are provided on the (SDH) transmission backbone:

Transmission rate
E1	2Mbps
E3	34Mbps
DS3	45Mbps
STM-1	155Mbps
STM-4	622Mbps
STM-16	2.5Gbps
F.C Escon Fecon	1.06Gbps
200Mbps
1.06Gbps
G.E	1Gbps

IP Services

The following diverse services are provided on the IP backbone:

Type of infrastructure	Interface
Optic/copper	10BaseT
100BaseT
1000BaseT
1000BaseFX
Coax	10BaseT

Domestic Fixed Line Telephony Services.

          In November 2004, HOT Telecom commenced providing domestic fixed line telephony services to residential and business subscribers. A subscriber may subscribe only to the telephony services without having to subscribe to our broadcasting or access to High Speed Internet services. HOT Telecom also provides ancillary services, such as: voicemail services, caller ID, last-call service, and call blocking options. As of June 2005, HOT Telecom provides such services gradually throughout its license areas, including provision of the ancillary services in stages. By using HOT Telecom’s telephony services, a subscriber can call and receive phone calls from the Bezeq network, from all of the cellular networks, and from abroad through the Israeli international telephony operators. The payment for HOT Telecom’s telephony services is based on a fixed monthly fee for the basic package, which includes up to 2,000 minutes per month (to the Bezeq network and to the HOT Telecom network) plus caller ID, last-call service, and call blocking services, without additional fees. HOT Telecom offers its subscribers 24-hour customer service and maintenance. HOT Telecom commenced supplying telephony services to small offices and big businesses via PRI channels. HOT Telecom has an interconnection agreement with all of the cellular suppliers and with the major international telecommunication companies, including Barak, Golden Lines and Bezeq International.

          On July 9, 2004, Hot Telecom, signed an agreement with an Israeli entity in the global Lucent Int. Group for the establishment of a telephony network based on the cable infrastructure. The agreement is a framework agreement for 100,000 subscribers and, in the first stage, orders have been issued for the establishment of a network for approximately 60,000 telephony subscribers in consideration for an estimated amount of US$ 19 million. As of May 31, 2005, to secure the payments to Lucent, we provided a bank guarantee in the amount of approximately NIS 7.7 million. In addition, Tevel and we, guarantee, jointly and severally, in a total aggregate amount of US$ 4.5 million to secure the payments of HOT Telecom to Cisco. The cable television operators signed an indemnification agreement with respect to this guarantee.

Sales, Marketing and Customer Service

          Sales and Marketing. Our marketing strategy is to increase the subscriber penetration within our license areas and maintain subscriber satisfaction in order to preserve low subscriber churn rate and to increase the average revenues per user, or ARPU. We market and sell our services through the combined efforts of integrated sales, marketing, technical and customer service groups. We train our personnel to provide information concerning technological advances and to address the specific requirements of existing and potential subscribers. We monitor the performance of these personnel through a variety of supervising methods. In addition, HOT Vision participates in rating surveys conducted by independent organizations, and we also use training programs and surveys prepared by independent professional marketing consultants to help increase the effectiveness and efficiency of its sales and marketing groups.

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

          As part of our effort to attract and maintain subscribers, we market our services, inter alia, by advertising on television and through print media, direct mail, and telemarketing. In addition, as part of our effort to maintain subscribers, we broadcast channels and programs that we broadcast for promotion and cross promotions. We also invest in promotions specifically aimed at the Russian sector in Israel due to the potential of this market.

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

          Although we seek to limit disconnections initiated by subscribers, a certain amount of such disconnections is inevitable, either because a subscriber has moved outside of our license areas or has decided that it no longer wishes to receive our services. We make marketing efforts towards such homes that have disconnected cable services in order to get cable television subscriptions reinstalled by new subscribers who have moved into such locations or by subscribers who made a decision to no longer receive cable television services. We believe that satisfaction with our services is essential to reaching and maintaining high levels of penetration. We have combined our cable television offerings, internet access and telephony into a “Triple Play” offer, with a view to increase revenues, reduce costs by lowering churn while increasing customer loyalty, and increase profitability of our operations. An integral part of our efforts has been to create for ourselves a positive image among our potential and existing subscriber base. To foster such image, we have been involved, and intend to continue to be involved, with various communities within our license areas by participating in public campaigns with local authorities.

          Customer Service. We believe that highly efficient, responsive and prompt customer service is a significant factor in our marketing efforts to build and retain subscriber satisfaction. Since 1999, we operated a service number for the convenience of our subscribers. We currently operate a toll free number for our cable television subscribers. As of December 31, 2004, we had a staff of 246 customer service personnel on a full-time or full-time equivalent basis. Our subscriber service personnel provide information regarding, among other things, subscriber bills, special offers, channels, packages and available services. Our customer service personnel also provide technical support via telephone so that, to the extent possible, subscribers will not have to wait for on-site service. However, if a problem cannot be resolved over the telephone, a service technician is dispatched to the location, usually at no cost to the subscriber, depending on the circumstances and pursuant to the terms of the license. The customer support staff routinely provides feedback to the marketing and research and development groups. Our customer service personnel also engage in sales activities.

          Operating Areas.

          During 2003, we unified the 4 operational areas into 2 operational areas- Netanya and Haifa. Since the last quarter of 2004, the activity of the cable television operators, within the framework of the operational merger, is conducted in four operating areas, which include the Northern area (includes Haifa and Galilee); the Sharon area (includes Netanya and Hadera), the Shfela area (includes Bat-Yam and Hulon) and the Southern part of Israel. We do not operate in the Southern part of Israel.

A Description of the Geographical Areas according to our Broadcast Licenses Areas.

In the fiscal year 2004, we conducted our operations in the following geographical areas.

—

Haifa: The Haifa operating area includes the city of Haifa and the surrounding communities. We substantially completed the installation of a regional cable transmission network in this operating area in 1995. As of December 31, 2004, the area included approximately 138,650 households, and our network in the Haifa area passed 136,238 homes and had approximately 74,609 cable television subscribers.

—

Galilee: The Galilee operating area includes the city of Tiberias, along the Sea of Galilee, Safed and Kiryat Shemona, in Israel’s north, as well as the surrounding small towns and agricultural communities, and the Golan Heights. As of December 31, 2004, the area included approximately 58,002 households, and our network in the Galilee operating area passed 54,986 homes and had approximately 26,878 cable television subscribers. We have not completed the buildout of the cable network in this operating area.

—

Bat-Yam/Holon: The Bat-Yam/Holon operating area includes the cities of Bat-Yam and Holon (which border Tel Aviv to the south) and neighboring areas. We completed installation of most of the cable transmission network in this operating area by the end of 1991. As of December 31, 2004, the area included approximately 118,806 households, and our network in the Bat-Yam/Holon area passed 118,806 homes and had approximately 68,742 cable television subscribers.

—

Netanya/Hadera: The Netanya/Hadera operating area includes the coastal cities of Netanya, approximately 30 kilometers north of Tel Aviv, and Hadera, located between Haifa and Tel Aviv, and adjacent communities to these cities. We substantially completed the installation of a regional cable transmission network in this operating area in 1995. As of December 31, 2004, the area included approximately 210,036 households, and our network in the Netanya/Hadera area passed 188,722 homes and had approximately 87,115 cable television subscribers.

Description of our Subscriber Penetration on a Geographical Basis According to our Broadcast Licenses

          The table below contains information on subscriber penetration on a geographical basis as of December 31, 2004 according to our broadcast licenses.

Area	Date Commenced Cable Television Operations	Approx No. of Households	Plant Length (km)	Homes Covered	Cable Television Subscribers	Penetration Rate of Homes Passed(1)	Penetration Rate of Households (2)	Internet Subscribers

Bat-Yam – Holon	March 1990	118,806	596	118,806	68,742	57.9%	57.9%	20,731
Haifa	September 1991	138,650	1,160	136,238	74,609	54.8%	53.8%	25,956
Netanya – Hadera	January 1993	210,036	3,344	188,722	87,115	46.2%	41.5%	32,838
Galilee	December 1990	58,002	1,225	54,986	26,878	48.9%	46.3%	8,799
Total		525,494	6,325	498,752	257,344	51.6%	49.0%	88,324

(1)	Cable television penetration of homes covered is calculated by dividing the total number of cable television subscribers at applicable date by the total number of homes covered.
(2)	Cable television penetration of households is calculated by dividing the total number of cable television subscribers at the applicable date by the total number of households.

          For information on our HeadEnd Agreements, see “Item 4B. Business Overview – Technological Preparations for Competition in the Telecommunications Market.”

Technological Preparations for Competition in the Telecommunications Market

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

          Our original network bandwidth was 50-550MHz, and fully occupied 45-48 analog television channels. Full utilization of our network capacity is not possible due to regulatory restrictions. We have upgraded our network in order to expand the network capacity to 860MHz. The upgrade project included bandwidth expansion of both the downstream and the upstream paths. The network’s old equipment has been replaced, in all of our operational areas, by a new uniform type of equipment. The bandwidth expansion increased the network capacity by approximately 25 analog channels, which is equivalent to more than 400 digital channels, and enabled bandwidth allocation for new added value services.

          The network Segmentation and bandwidth expansion projects are part of our technological enhancement plan, which enables us to offer subscribers a new variety of interactive services, access to High Speed Internet over cable using, alternatively, the television screen or a personal computer, Pay-Per-View services, VOD, and may enable us in the future to offer other bandwidth consumer services.

          We have completed a substantial portion of the construction of our cable television broadcast and transmission system, including technologically advanced HeadEnds and a broadband, hybrid optical fiber/coaxial cable television network. Our cable network consists almost entirely of underground plants. Our cable transmission network is capable of supporting both broadcast transmission and two-way data transmissions for various telecommunications applications.

          As part of our technological preparations toward becoming a multi-service operator for multi-channel television broadcasting and interactive television, access to High Speed Internet over cable, telephony and data over cable services, we have completed the installation of an addressable analog broadcast system; a digital broadcast system and a data-over-cable platform. During the first quarter of 2005, we phased out the addressable analog system and introduced a new state of the art VOD (Video On Demand) Platform, as well as a VoIP landline telephony service. The VOD platform will enhance our ability to launch new services, which are not possible, as of today, by YES, our main competitor in the television services.

          The digital system enables us to provide our subscribers with dozens of broadcasting channels, channel packages according to choice, Telephony, access to High Speed Internet and data services, interactive services, and added value services, including Pay-Per-View, Video on Demand and High Definition. During the last year we also introduced an array of Interactive applications and services including e-commerce, chat and messaging services, multi-user games etc. Overall, we provide more then 100 Interactive applications to our subscribers.

          We are currently in the final stages of introducing our PVR platform (an XTV Set-Top-Box), which will complement our VOD Platform and will enable us to offer our subscribers the most comprehensive user experience available today.

HeadEnds

          A cable television system begins with a HeadEnd, which transmits signals obtained from the following three main sources: satellite broadcasts received by dish antennae; local broadcasts received off-air or via optical transmission; and programs played back from videocassette recorders and/or video servers. A fiber optic cable network transmits signals carrying all the system’s channels from the main HeadEnd to secondary HeadEnds and distribution hubs, which cover the different areas of the licenses and service zones. From the secondary HeadEnds/hubs, the services are distributed to subscriber homes via an HFC network. The drop cable terminates at a wall outlet installed in the subscriber household; a cable from the wall outlet passes through a channel converter or a Digital Set-Top-Box to the subscriber’s television set. A wireless remote unit enables the viewer to select a channel from among the broadcasted channels. Subscribers who own cable-ready television sets and prefer the analog services only, may connect their sets directly to the wall outlet and select the viewing channel via the television set’s control panel/remote control.

          In November 1989, pursuant to a special permit issued by the Ministry of Communications prior to our receiving a franchise, we became the first cable television operator in Israel to supply cable television services when we commenced operation of our HeadEnd in Bat-Yam. This HeadEnd is operated as a secondary Headend serving the Bat-Yam/Holon operating area. Currently, this HeadEnd is in the process of shut down and unification with Tevel’s Rishon Lezion HeadEnd.

          The subscribers in the Galilee license area are served by a HeadEnd located at Ramot Naftali (completed in December 1990), which includes, among other things, a back-up play-back system and satellite dish antennas, cable-television programming is transmitted by microwave from the HeadEnd to two unattended sites, located in the Galilee license area, which in turn is transmitted by underground cable to subscribers. As of the second quarter of 2005, those microwave links have been replaced by modern two-way fiber optics links to enable the full range of digital services to all the subscriber population.

          In September 1991, we completed construction of a HeadEnd located in Haifa. This HeadEnd operates as a master HeadEnd and includes, among other things, a playback system, satellite dish antennas and a production studio that generates original programming. A fiber-optic network carries the services from the Haifa HeadEnd to the Netanya operating area and the secondary Headends at Bat-Yam and Ramot Naftali.

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

          The network installation for a given geographic area is deemed to have been completed when the infrastructure necessary to connect a building to the network has been installed adjacent to each of the buildings in the area. After completion of the network installation, network equipment is installed in the buildings in the relevant area and subscribers are connected to the system. As of March 31, 2005, we completed the installation of approximately 3,931 miles of underground Coax and Fiber Optic cables.

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

           In April 2005, we and the other two Israeli cable television operators entered into an agreement (the “HeadEnd Agreement”) in order to cooperate for the purpose of improving the efficiency of the transmissions of the multi-channel television broadcasts for subscribers, by way of a joint use of the cable television operators HeadEnds including the unification of the operational systems which are connected to the HeadEnds, according to the following terms: (1) the distribution of the multi-channel television broadcasts for subscribers of the cable television operators shall be carried out jointly by the HeadEnds of the cable television operators as one system; (2) the cable television operators shall bear the cost of the HeadEnds system, including depreciation, according to the proportional number of subscribers of each cable operator as shall be updated each quarter; (3) each cable operator, if required, shall enable the use of its HeadEnd system for the purpose of the exercise of the joint cooperation under the HeadEnd Agreement. The HeadEnd Agreement pertains only to the right of use of the HeadEnds, and does not address any transfer of assets. In addition, the cable television operators shall consider the need to unify HeadEnds or the need to partially shut down part of the HeadEnds or the need for a cessation of certain HeadEnds activities. As of the date of the signing of the agreement, the cable television operators resolved to take the following actions effective on April 1, 2005: (i) the shut down of part of Tevel’s broadcasting HeadEnd activities in Tel Aviv, which will be performed instead at our broadcasting HeadEnd in Haifa, and as a result, Tevel’s broadcasting HeadEnd in Tel Aviv will become an unmanned broadcasting HeadEnd; and (ii) the shut down of part of our broadcasting HeadEnd activities in Bat-Yam, which shall be unified with Tevel’s broadcasting HeadEnd in Rishon-lezion. The finance of the HeadEnds’ activities, including future investments, shall be performed pursuant to a budget as shall be agreed upon and approved by the cable television operators, according to the proportional number of subscribers of each cable television operator.

Cellular Telecommunication Services

          We became a shareholder in Partner Communications Company Ltd., or Partner, one of four providers of mobile cellular telephone services in Israel, and one of the two operators which use the GSM technology on a fully commercial basis in Israel.

          In April 1998, Partner received its license to establish and operate a mobile telephone network in Israel. In October 1999, Partner completed an offering of its shares to the public, raising a gross sum of US$ 525 million. Partner’s shares are traded on the Tel Aviv Stock Exchange, and its American Depositary Shares, or ADSs, each representing one of Partner’s ordinary shares, are quoted on the Nasdaq National Market and are traded on the London Stock Exchange. As a result of Partner’s initial public offering we recorded capital gains in the amount of approximately NIS 447 million. In addition, Partner repaid its shareholder loans which it owed to us. In April 2002, we sold approximately 50% of our holdings in Partner to a subsidiary of Hutchison Whampoa Ltd., in consideration for approximately NIS 305 million. In November 2003, we sold shares of Partner representing approximately 2.1% of Partner’s issued and outstanding share capital in market transactions. In April 2005, we sold to Partner 7,783,444 ordinary shares, or approximately 4%, of its issued and outstanding shares, for total consideration of approximately NIS 250 million. Currently, through Matav Investments Ltd., we beneficially own approximately 1.2% of Partner’s issued and outstanding share capital.

International Telecommunication Services

          Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd. (“Barak”), an Israeli company, provides international telecommunications services, which include voice, data, Internet to the business and residential markets in Israel. Barak was one of the three companies originally licensed by the Ministry of Communications of the State of Israel to provide international telecommunications services. Barak commenced providing international voice services on July 4, 1997.

          We indirectly hold a 10% share ownership interest in Barak. The other major beneficial shareholders in Barak are Clalcom Ltd. (“Clalcom”), and indirectly, Sprint International, Inc., Deutsche Telekom AG and France Cables et Radio SA. We have the right to appoint one director to the board of directors of Barak (which is comprised of 10 directors), pursuant to a shareholders’ agreement.

          Since we have a 10% interest in Barak, our holdings in Barak are reflected in our financial statements on a “cost” basis. Barak’s financial results do not affect our financial statements.

          In December 2001, the Minister of Communications published its policy to work towards opening the international telecommunications market in Israel to additional competition. In April 2004, the Minister published regulations in order to achieve this. The regulations provide that companies that meet the required preconditions to serve as an international telecommunications operator may receive licenses, except for domestic operators, cellular operators or material operators in the field of international transmission services. Accordingly, during the second half of 2004, the Ministry of Communications has granted three additional licenses for the establishment and operation of international telecommunications systems in Israel, of which two were given to large providers of access to High Speed Internet.

          On November 28, 1997, Barak issued notes in an aggregate principal amount of US$ 183 million, due 2007. The notes were issued at a discount on their aggregate principal amount at maturity and generated gross proceeds of US$ 100.2 million.

          As at December 31, 2004 the principal amount of the notes outstanding totaled US$ 122.4 million. The notes bear interest payable semi-annually, commencing May 15, 2003. Until the payment was due on November 15, 2004, Barak had met its interest payment obligations. However, Barak has decided to defer payments of interest to the noteholders in the amount of US$ 7.6 million each, which were due in installments on November 15, 2004 and May 15, 2005.

          Since Barak did not pay the interest payment within the 30-day period, the noteholders may have the right to request for the immediate acceleration of the bonds, subject to certain limitations. Barak does not currently have the financial ability to repay these notes in full. As of December 31, 2004, Barak had a capital deficiency in the amount of NIS 527 million and a working capital deficit in the amount of NIS 704 million. During 2002, we wrote-off approximately NIS 8.8 million of our investment in Barak. During 2004, we wrote off the remaining portion of our investment in Barak in the amount of approximately NIS 16 million. These decisions were based on a company valuation of Barak, the deterioration in Barak’s financial position, the opening of the international communications segment to new competitors and the granting of licenses to three additional operators, as described above.

          During 2004, Barak increased the total volume of voice traffic by approximately 14%. Barak reported revenues of NIS 704.4 million in 2004 as compared to NIS 711.4 million and NIS 694.7 million in 2003 and 2002, respectively, and net loss of NIS 53.4 million in 2004 as compared to net income of NIS 55.9 million in 2003 and NIS 62.6 million in 2002.

          On June 15, 2005, Barak, Clalcom and Clal Industries and Investments Ltd. (together: “Clal”), Dial-the Israeli Company for International Communications Ltd. and we, entered into a Non-Binding Term Sheet in order to set out the terms for a proposed reconstruction (the “Reconstruction”) of Barak’s capital and debt (the “Term-Sheet”), subject, inter alia, to the entry by Barak, certain holders of Senior Subordinated Discount Notes due 2007 of Barak (the “Existing Notes”) (the “Note Holders” or the “Ad Hoc Committee”), Clalcom and Clal Industries and the current (pre-restructuring) shareholders of Barak, into a definitive Restructuring Agreement. The Restructuring Agreement shall be effected through, amongst other things, a plan under Section 350 of the Companies Law (the “Plan”).

          Pursuant to the terms agreed in the Term Sheet, upon the Plan becoming effective in accordance with Israeli law and, unless otherwise agreed between Barak, the Ad Hoc Committee and Clal, in the U.S. (the “Closing”), Barak shall pay the Note Holders, a cash sum (the “Cash Payment”) of US$ 32.35 million in exchange for the full and final compromise of: (a) US$ 57.4 million of the principal face value of the Existing Notes; (b) default interest on the interest coupon due on the outstanding Existing Notes on November 15, 2004 (the “November Coupon”), but excluding the November Coupon itself, the amount of which is US$7.65 million; and (c) all interest accrued on the outstanding Existing Notes, including the interest coupon due on the outstanding Existing Notes on May 15, 2005 and all default interest thereon, but excluding (i) the November Coupon, and (ii) the interest due on the Residual Notes, as defined below, accruing from March 1, 2005 (The “Debt Compromise”).

          The Term Sheet provides that the Cash Payment shall be funded by Clal in exchange for ordinary shares that will be issued to Clal by Barak, on terms to be agreed between Clal, Barak and the other current shareholders of Barak, subject to the prior approval by the Ad Hoc Committee with regard to the pro forma post-Restructuring balance sheet. Following Closing, Clal will own at least 95% of the share capital of the Barak, subject to any participation by the current shareholders of Barak in the funding of the Cash Payment.

          On June 28, 2005, our board of directors resolved to participate in the funding of the Cash Payment in the amount of approximately US$ 6 million, in accordance with our proportional holdings in Barak. As required by a letter agreement that we entered into with Clal, we notified Clal on June 29, 2005 of such decision by our board of directors. As a result of such participation, our holdings in Barak will be increased upon the Cash Payment to approximately 18.5% (on a non-diluted basis). As long as we hold at least 12.5% of Barak, we will be entitled to appoint one director to the board of directors of Barak (which then, will be comprised of five directors).

          Following the Debt Compromise, the principal amount of the Existing Notes shall be reduced to US$ 65 million (the “Residual Notes”). The Residual Notes shall bear interest at the rate of 10% per annum (compared to 12.5% according to the current terms of the notes), accruing from March 1, 2005. Payments of interest on the Residual Notes shall be made on May 15 and November 15 each year. The maturity date of the Residual Notes will be extended to November 15, 2010 (compared to 2007 according to the current terms of the notes) at which time the entire principal amount of the Residual Notes shall be repaid in one payment. The first interest payment on the Residual Notes will be paid when due on November 15, 2005.

          In addition, within 3 business days of the date of the Restructuring Agreement, Barak shall pay to the Note holders, US$ 7.65 million (being the November Coupon) out of its cash funds. The payment of the November Coupon shall be in addition to the payment of the Cash Payment.

          Referring to our participation right, as described above, we reached a written understanding with Clal according to which we, together with Clal, will be granted, among others, preemptive rights, a put option to sell all of our shares in Barak to Clal, subject to certain conditions, and a call option for Clal to purchase all of our shares in Barak, all subject to certain conditions.

Investments in Technological Companies

          In May 2000, we and some of our shareholders at that time decided to invest in start-up companies which engage in fields of Internet, cable television, data telecommunications, applications, content, infrastructure and Internet Protocol telephony. To this end, Nonstop Ventures Ltd. was formed by several of our former shareholders, in which we hold, since November 2002, 50% of the issued share capital. As of December 31, 2004, we and the other shareholders have invested through Nonstop Ventures Ltd. in seven start-up companies an aggregate amount of approximately US$ 5.8 million. Of the aggregate investment, we invested approximately US$ 2.9 million. Due to, among other things, market factors, the financial situation of these companies and our accounting policies, these investment amounts were reduced in our financial records, and were recorded in our financial statements for the year ended December 31, 2004 at a value of approximately US$ 0.3 million.

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

          The Council is established pursuant to the Telecommunications Law and is comprised of 13 members (including 6 representatives of the government and 7 representatives of the public) appointed by the Israeli Government upon the recommendation of the Ministry of Communications. The Council is authorized, among other things, to:

❑	grant cable broadcast licenses;

❑	establish policies and adopt rules concerning the type, subject and content of cable television programming;

❑	supervise the provision of broadcasting services by cable television and satellite operators; and

❑	advise the Ministry of Communications.

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

          We now operate under non-exclusive long-term licenses pursuant to the provisions of the amended law. On March 27, 2002, we were granted a Telecommunications Infrastructure License by the Minister of Communications for the provision of infrastructure services for the distribution of cable broadcasts and access to High Speed Internet providers. On April 30, 2002, we were granted two Cable Broadcast Licenses by the Council. On May 2, 2002, we were granted a special license to hold a Broadcasting HeadEnd by the Minister of Communications. These licenses cover the same geographical areas as our previous five exclusive franchises. In November 2002, our Telecommunications Infrastructure License was amended by the Minster of Communications, pursuant to which we were allowed to provide additional infrastructure services of data communications, digital transmission and optic transmission services. In November 2003, the Ministry of Communications granted to HOT Telecom, a limited partnership owned by the three Israeli cable television operators (of which we beneficially own approximately 26.6%), a license covering the same services covered by our Telecommunications Infrastructure License (to be supplied within the time frames set forth in the Telecommunications Infrastructure License), and also including the requirement to start to provide other services over cable networks including basic telephony services to subscribers by no later than November 25, 2004. As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services. HOT Telecom Infrastructure License replaced and cancelled the Telecommunications Infrastructure License granted to us in 2002. According to a recent amendment to the HOT Telecom Infrastructure License, dated March 16, 2005, from the date of the grant of the HOT Telecom Infrastructure License and until the consummation of the merger amongst the cable television operators, HOT Telecom shall be entitled to contact with subscribers, including subscribers of the former infrastructure licensees of the cable television operators for the provision of access to High Speed Internet services through the former infrastructure licenses of the cable television operators, including our subsidiary Matav Infrastructure 2001 L.P., and the provision of the said service shall be deemed as a service rendered by HOT Telecom and the HOT Telecom Infrastructure License provisions shall apply. The terms and conditions of the various regulatory approvals we have received to the proposed merger between the Israeli cable television operators also affect the regulation of our current business in certain respects. See “Item 4B. Business Overview – Arrangement for a Merger of the Cable Television Operators”.

          Pursuant to the terms of the Telecommunications Law, as amended, and the terms of our licenses and HOT Telecom’s license, we are now subject, among other things, to the terms, conditions and restrictions set forth below.

Our Licenses

—	Corporate Separation of Cable Broadcast and Telecommunications Infrastructure Licensees and Ownership of Network

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

          According to our Broadcasting Licenses, as amended January 6, 2005, in the earlier event of the following, that either another entity is granted a general license to broadcast through the cable network, or in the event that HOT Telecom reaches a number of subscribers to access to High Speed Internet over cable services equal to 450,000, or the number of the telephony lines operated by HOT Telecom pursuant to the HOT Telecom Infrastructure License reaches 250,000 or on January 5, 2006, the separation rules set forth below shall apply.

          According to the HOT Telecom Infrastructure license, in the event that either another entity is granted a general license to broadcast through the cable network, or in the event that HOT Telecom reaches a number of subscribers to access to High Speed Internet over cable services equal to 450,000, or if the number of the telephony lines operated by HOT Telecom pursuant to the HOT Telecom Infrastructure License reaches 250,000, the separation rules set forth below shall apply.

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

 ❑   Term of our Licenses

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

 ❑   Guarantees

          In order to ensure compliance with our obligations pursuant to the licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry of Communications, the following guarantees have been provided:

❑

bank guarantees by the three cable television operators in the aggregate amount of US$ 14 million to the Ministry of Communications pursuant to the HOT Telecom Infrastructure License, of which we provided a bank guarantee in the amount of US$ 3.72 million; and

 ❑   a guarantee of NIS 9.3 million to the Council pursuant to the Cable Broadcast Licenses provided by us.

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

—        Subscriber Services

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

          Under our Cable Broadcast Licenses and under the HOT Telecom Infrastructure License, we or HOT Telecom, as the case may be, do not have the right to disconnect or discontinue the broadcast and infrastructure services except: upon the subscribers request, for a material breach of the subscriber agreement, for the purpose of maintenance, or due to risk, or as further set forth in our Cable Broadcast Licenses and the HOT Telecom Infrastructure License.

—        Restrictions upon Transfer of Assets

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

—        Restrictions upon Ownership and a Change of Means of Control.

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

  ❑  Subscription fees

          The subscription fees that we charge our analog subscribers for cable television services are regulated under the terms of our Cable Broadcast Licenses and by regulations promulgated under the Telecommunications Law. Pursuant to such regulations, the fees are linked to the Israeli consumer price index. If the consumer price index increases between 4% and 10% after the date of a previous increase of the fees and rates we charge, then we can increase fees and rates once every 3 months. However, if the consumer price index increases in excess of 10% after the previous increase of our fees and rate charges, then we may increase fees and rates regardless of whether three months have passed since the previous increase of such fees and rates. We are authorized to charge subscribers a monthly subscription fee, fees for the Premium Broadcastings, fees for Pay-Per-View services, an installation fee, lease payments or a deposit for the set-top boxes, an additional outlet fee and fees for certain ancillary services.

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

—	Broadcasts and Programming

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

          On December 31, 2003, the Council resolved that prior to determining the final version of new broadcast rules, it will conduct a procedure according to which individuals and companies which have interests in the subject matter will be able to present their positions to the Council regarding the proposed version of the new rules. On April 25, 2004, the cable television operators presented their position regarding the proposed new rules. To date, such rules have not yet been adopted. Nevertheless, the Council amends the regulations relating to specific issues from time to time.

          On October 14, 2004, the Council resolved to allow the cable television operators, including us, to broadcast, under certain conditions, local original programming, that we purchased exclusively, for infants or for children and youth.

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

          We are entitled to broadcast notices regarding sponsorships during certain sports and culture broadcasts, subject to certain conditions, in accordance with and as set forth in the Council’s decisions of September 3, 2002 and November 23, 2004. Under the Telecommunications Law and in accordance with the resolution of the Council of June 2002 as amended in September 2002 and in May 2003, each Cable Broadcast Licensee is required to allocate to local production or purchase of locally produced programs in initially broadcasting in Israel, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of grant of the Cable Broadcast License) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to local productions by the Cable Broadcast Licensees as of 2006 and thereafter. For this latter purpose, the Council shall consider, among other things, the financial condition of the licensees in connection with their broadcast activities and the contribution of the proposed merger of the cable television operators to the improvement of the financial condition of the licensees. According to the valuation of our management, the investment amount made by us for local production in initial broadcasting in 2002, 2003 and 2004 is higher than 8% of our annual revenues from the subscription fees for the same years.

—	Obligation to Broadcast Specific Channels of Special Broadcast License Holders

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

          In any advertisement of the broadcast schedule of the independent channels, a special broadcast license holder may not be discriminated against by the Cable Broadcast Licensee. The fee that we are permitted to charge for such broadcasts may include costs in addition to reasonable profit for such inclusion of information in such advertisement. We must include broadcasts of a special broadcast license holder on the electronic programming guide, and we must air trailers for such broadcasts for a period of six months following the date the channel started its broadcasts. We shall also be responsible for taking any specific actions necessary to enable broadcasts of the special broadcast license holder, including the provision of technical services upon terms equal to those provided to independent channels. The price for such services must be included in the general fee for the broadcast. We are obliged to connect subscriber(s) to channels of a special broadcast license holder within 3 working days of notification by the special broadcast license holder and the special broadcast license holder is entitled to elect whether to offer its broadcasts to subscribers as part of a package of channels of such special broadcast license holder or of other special broadcast license holders, in addition to the offer of its broadcasts to subscribers as a single channel. We are prohibited from preventing such choice from being effected.

—	Outstanding Obligations from the Previous Franchises

          Our Cable Broadcast Licenses, as amended by the Council’s decisions dated April 10, 2003, list all of the following unfulfilled obligations on behalf of all of the previous franchise holders in Israel, which are still outstanding under the terms of the previous exclusive franchises. Based upon the number of subscribers, our pro rata portion of the cost of such common obligations would be approximately 25%. During a period of 8 years commencing two years from the date of our Cable Broadcast Licenses, we and the other cable television operators are obliged to fulfill these obligations. According to the Council’s decision, the total outstanding obligations include:

i.	398 total hours of original locally produced broadcasts;

ii.	US$ 6,466,178 worth of total investments in original locally produced broadcasts;

iii.	3,890 total hours in total of original programming on HOT 3, the Children’s channel and Channel 8;

iv.	342 total movies on HOT Movies;

v.	5,483 total regional news broadcasts of at least 15 minutes each; and

vi.	1,350 total hours of translated programs with subtitles and 118 total new broadcasts with translation into sign language for the hearing impaired.

          The cable television operators have addressed the Council asking for relief with respect to their outstanding obligations and the Council has responded by granting the cable television operators extensions with regard to certain of the individual obligations mentioned above, although not extending further the original 8-year period. The parties are still in correspondence with regard to this matter.

—	The status of our Cable Broadcast Licenses in the event that the merger between the Israeli cable television operators is consummated

          The terms of the approval of the Council to the merger (dated March 7, 2002, as amended on February 13, 2003) shall be incorporated into any new broadcast license that will be granted to the merged entity and that will replace our current Cable Broadcast License. Pursuant to the Council’s amended approval, an application for a general broadcast license was filed with the Council on behalf of the merged entity on March 5, 2003.

Specific terms and conditions of the HOT Telecom Infrastructure License

          In addition to the above, the HOT Telecom Infrastructure License also includes, among other things, the following terms and conditions.

❑	Services

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

❑	Fees

          The fees that are permitted to be charged to subscribers by HOT Telecom and by us (with respect to the services provided by us), include, among other things: payment of installation fee for connection; payment for terminal equipment and installation thereof; payment for installation of extensions; relocation fees; payment for the sale, loan or lease of terminal equipment; regular periodic payments; varying payments for use of the service according to time or traffic volume; and payment for conversion of services and any other payment approved by the Minister or the General Manager of the Ministry of Communications. In addition, with respect to cable modems, we may not charge subscribers for a deposit in excess of the cost of the cable modem, for cable modem leased to the subscriber, and we may reduce the amount by 10% of the value of the cable modems each year or partial year.

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

          When collecting payment from a subscriber for another service provider, no additional amount may be charged to the other entity’s fee.

❑	Frequencies

          Certain frequency bands are forbidden, including between 806MHz and 862 MHz. We are prohibited from causing interference to other systems and shall cooperate in preventing interference.

❑	Termination

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

          In April 2005, we and the other two Israeli cable television operators entered into the HeadEnd Agreement in order to cooperate for the purpose of improving the efficiency of the transmissions of the multi-channel television broadcasts for subscribers, by way of a joint use of the cable television operators HeadEnds including the unification of the operational systems which are connected to the HeadEnds. For additional information on the HeadEnd Agreement, see “Item 4B. Business Overview--Technological Preparations for Competition in the Telecommunications Market.”

Special Licenses

          In July 2002, the Ministry of Communications granted us special licenses to provide messaging services, which were subsequently extended to July 2008. Under these special licenses, as subsequently amended in October 2002, March 2004 and May 2004 , we may provide the following services:

—	SMS services (between our subscribers and subscribers of mobile cellular telephone service providers);

—	T-Mail services (from television to television, between our subscribers and between our subscribers and subscribers of Internet service providers);

—	chat services (between our subscribers of this service, and between our subscribers and subscribers of chat services of other cable television operators);

—	instant messaging (between our subscribers of this service, and between our subscribers and subscribers of instant messaging services of other cable television operators); and

—

interactive games (between our subscribers of this service or between our subscribers of other cable television operators), including multi-player messaging between these subscribers, and personal data information services (allows a subscriber to connect to databases through the cable network, which includes information on the subscriber, and for the purpose of receiving and inputting personal information and data, and connection of the licensee’s network to databases).

Agreements with Subscribers.

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

          When we started to provide our subscribers with access to High Speed Internet over cable services we began signing such subscribers on an access to High Speed Internet over cable agreement. This agreement was submitted to the General Manager of the Ministry of Communications for its approval. This agreement was submitted to the Standard Contract Court for its approval as required by our Telecommunications Infrastructure License in effect at such time. The review of our application was later joined with similar applications submitted by the other cable television operators. To date, comments or amendments to this agreement by the General Manager have not been received. We are currently working towards receiving the Court’s approval.

          HOT Telecom has entered into an agreement with its subscribers for the provision of telephony services. According to the HOT Telecom License, HOT Telecom is not required to receive the approval of the Standard Contract Court with regard to this agreement.

Royalties and Payments to the State of Israel

          Under our Cable Broadcast Licenses, we are required to pay the Ministry of Communications an annual license fee and variable royalties. The variable royalties are payable annually in an amount equal to a certain percentage of our annual gross revenues (not including VAT) from the provision of certain broadcast services, which include, among other things, certain installation and subscribers fees. For purposes of payment of these royalties, revenues derived from subscriber fees for tiering and pay-per-view broadcasts are to be calculated net of payments that the licensee is contractually obligated to pay to the holder of the rights to such broadcasts. Under amendments to regulations promulgated under the Telecommunications Law proposed by the Minister of Communications and approved by the Economic Committee of the Israeli parliament on June 16, 2003, royalties payable by Cable Broadcast Licensees have been reduced, effective retroactively, from 5% of annual gross revenues (not including VAT), to 4% of such revenues in 2002 and 2003, and 3.5% of such revenues in 2004 and 2005. Payments are made on a quarterly basis.

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

          In December 2003, the Minister of Communications announced his intention to amend the regulations in several aspects, and among them, in a way that will exclude from the royalties payment obligation, income from certain data communication and transmission services that are supplied by special licensees, which are not obliged to pay royalties.

          HOT Telecom asked for certain amendments to the Minister of Communications proposal. The proposed amendment to the regulation has not been executed yet.

          According to a letter dated April 20, 2005, which was sent by the Ministry of Finance and the Ministry of Communications to the Manager of the Government Companies Authority in Israel, the Ministries intend to reduce the percentage of royalties paid to the State of Israel by the holders of the international communication licenses and the holders of domestic fixed communication services licenses. The amount of the reduction is 0.5% per year commencing on January 1, 2006 up to a percentage of royalties of 1% in the year 2010. The execution of this reduction is conditioned on the amendment of the Communication Regulations (Royalties), the approval of the Minister of Communications and the Minister of Finance, and the approval of the Finance Committee of the Knesset. This intended reduction will supplement an additional reduction already made with regard to holders of cellular telecommunication licenses.

          The said position does not include the field of multi-channel broadcasting. Therefore, in the event the reduction will be implemented as detailed above, we will not be able to benefit from it.

          In addition, although HOT Telecom may benefit from the intended reduction in its activity as a provider of infrastructure services, this reduction will not be significant due to the fact that HOT Telecom is a new operator with relatively low revenues. Furthermore, such a reduction in the percentage of royalties may be of more significance to HOT Telecom’s competitor.

HOT Vision and Cooperation of Cable Television Operators in Production of Broadcasting

          In 1989, we, together with the other Israeli cable television operators, formed I.C.P. Israel Cable Programming Company Ltd., or ICP, for the purpose of jointly purchasing and producing our local cable channels, which then consisted of four channels: family, movies, sport and children. The culture and science channel was later added. In January 2004, ICP changed its legal name to HOT Vision Ltd. We currently hold approximately 26.2% of Hot Vision ordinary shares and 28.6% of Hot Vision preferred shares. In January 1995, the cable television operators and ICP (as it was known at such time) reached an agreement for the approval of unified channels with the Controller of Restrictive Business Practices, or the Controller, regarding its operations, according to which, among other things, it would produce, create or acquire at least 15% of its programming from local agents and suppliers. This agreement was extended from time to time by the Restrictive Business Practices Court.

          HOT Vision executed agreements with certain shareholders in connection with the provision of contents purchased by it from the owners of the said contents. The initial term of the agreements was until December 31, 2000, and the shareholders are entitled to extend them for additional periods of 12 months each, on terms to be determined by the parties. The shareholders have exercised the extension option for an additional year in 2005.

          For information regarding certain guarantees we have provided to two banks in order to secure certain liabilities of HOT Vision, see “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

          For information regarding two lawsuits filed in the District Court of Los Angeles, California, United States, by Warner Bros. International Television Distribution, a provider of movie and series content broadcasted on HOT 3 and HOT Movies of the Israeli cable television operators, including ours, against the two other Israeli cable television operators, Tevel and Golden Channels, alleging that they are in breach of their respective license agreements with Warner Bros., see “Item 8A. Consolidated Statements and Other Financial Information – Legal and Arbitration Proceedings”. As a result of these lawsuits, we now provide content purchased from alternative studios and content providers in place of the programs we previously purchased from Warner Bros.

          On June 30, 2003, HOT Vision and the cable television operators signed an agreement for the indemnification of HOT Vision relating to all of the amounts that it shall bear in connection with the debt to major studios and expenses associated with the management of the above legal procedures. According to the indemnification agreement, the cable television operators are committed, one towards the other, to jointly finance through HOT Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented against certain of the cable television operators as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or terminated with the major studios - regarding content which was provided to HOT 3 and HOT Movies. As for the pay channels (HOT Drama, HOT Action, HOT Fun and HOT Prime), it was agreed that the amounts will be paid directly to Tevel. According to the indemnification agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements, including the amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the proceedings. The indemnification agreement stipulates, inter alia, that each of the cable television operators shall pay HOT Vision sums, according to its relative share in the market, of the amounts that shall be actually paid by Tevel or Golden Channels with respect to the debt to the major studios and expenses associated with the management of the legal procedures in connection with HOT Movies and/or HOT 3. The indemnification does not include amounts that are payable by the cable television operators to Tevel and/or Golden Channels through HOT Vision and Avdar for purchase of content to channels 3 and 4 and to the pay channels (HOT Drama, HOT Action, HOT Fun and HOT Prime).

          The indemnification agreement further stipulates that the commitments of the cable television operators shall be revoked in the following cases: (1) if the cable television operators release HOT Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channels and we were to merge into another cable company and the merged entity assumes, in writing and without any condition, the commitments of all of the cable television operators towards Hot Vision under this agreement even if HOT Vision is not released from all of its said obligations given that the merged cable company holds all of the issued share capital of HOT Vision and that its commitments cover all of HOT Vision’s obligations under the indemnification agreement.

Cooperation Among the Cable television operators

Agreement for a Merger of the Cable Television Operators

          As of 2001, the cable television operators are acting in order to merge their activities. The purpose of the merger, among other things, is to enable us to provide additional telecommunications services, to increase our ability to compete successfully with Bezeq in the field of domestic fixed line services, including telephony, and, to cooperate in various areas, including purchase of content, marketing, sales and unified networks and effect substantial cost savings. Prior to the merger we will need to reach an agreement with the major Israeli banks, which are creditors of the parties to the merger, addressing among other things, the assignment of certain of the current debts and securities to the merged entity, and its future financing. The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, the Controller, and by an Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties.

          To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required. The Supervisor of Banks of the Bank of Israel, or the Supervisor of Banks, has yet to agree that the proposed merger is not in breach of certain limitations under Israeli banking laws applicable to the Israeli banks, which are creditors of the merged entity.

          In February 2003, we and the other Israeli cable television operators and us agreed on a final version of an agreement, which sets forth the structure and conditions of a merger among us, including, inter alia, the terms of the agreement between the shareholders. The parties have agreed that this merger agreement, if, and when, it is signed, will add to and broaden the terms of the previous arrangement between these parties executed on December 31, 2001, which cancelled and replaced previous arrangements between the parties dated December 29, 1999 and April 30, 2001. In the event any terms of these agreements shall conflict, the terms of the latter agreement of February 2003 shall prevail. Under the terms of this merger agreement, on the date of the consummation of the merger, all of our cable broadcast operations will be transferred to our subsidiary, Cable Systems Media Haifa-Hadera Ltd., immediately following which all of the cable broadcast operations of the cable television operators shall be merged into and together with Gvanim Cable TV Ltd., such that Gvanim Cable TV Ltd. shall become the merged broadcasting entity. Likewise, all of the infrastructure operations of the subsidiaries of the cable television operators shall be merged into and together with a wholly owned subsidiary of Gvanim Cable TV Ltd., such that this subsidiary shall become the merged infrastructure entity. The parties have agreed that if the final version of the merger agreement has not been signed by July 31, 2003, or a later date agreed upon by the parties, the provisions of the agreement will not apply, the parties shall not have any claim or suit towards another party with respect to the proposed merger agreement and/or the shareholders agreement, and shall be free to act independently or together with others, without any limitation.

          According to the position of the Supervisor of Banks, the merger of the cable television operators and the formation of a merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of Banks regarding, among other things, restriction on debt amounts to a “Group of Borrowers” as such term is defined in the “Proper Bank Management Directives”. The relevant directives deal with certain limits applicable to loan amounts given by banking corporations to “Sole Borrower” and/or “Group of Borrowers” and as a result, attribution of the merged company’s debts, among other things, to an indirect controlling shareholder of us and the other cable television operators.

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

          On January 30, 2005, the Controller granted us and the other cable television operators an exemption from the requirement to receive an approval of a restrictive arrangement for a period of one year, until January 30, 2006. On December 15, 2004, the Controller granted us and the other cable television operators an additional extension of the merger approval from April 2002 until January 29, 2005, which was further amended on January 30, 2005 until the earlier of January 29, 2006 or the consummation of the merger.

          Tevel filed a motion for stay of proceedings on April 22, 2002. The stay of proceedings was granted by the Court on April 22, 2002. In September 2003, the meeting of creditors of the shareholders of Tevel approved the creditors arrangement proposed by Tevel’s trustee. Following the approval of the creditors arrangement by the meetings of creditors, the Court approved the arrangement. As of January 8, 2004, all of the approvals that were required in order for the arrangement of creditors to become effective had been obtained, and accordingly the arrangement of creditors entered into effect. According to this arrangement, Tevel has reached agreement with its unsecured creditors, which has resulted in the settlement of all of the debts. According to the agreement reached with the secured creditors, Tevel’s shares and remaining assets are subject to the right of Tevel’s secured creditors which are banks to realize these shares and assets to cover Tevel’s debts to these secured creditors.

          We have concluded preliminary discussions with Tevel and its shareholders regarding the purchase by us of all Tevel’s assets including Tevel’s holdings in Golden Channels. If we were to acquire Tevel’s assets, we would have over 560,000 cable subscribers, representing approximately 60% of the Israeli cable television market, and we would hold 35% of Golden Channels, subject to certain terms. We have not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price. If this transaction were to take place, we would likely incur or assume substantial additional indebtedness.

          However, we believe that an acquisition by us of Tevel’s assets, might facilitate the consummation of a merger among the cable television operators.

          In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels agreed to perform an operational merger in June 2004. To this effect, a joint management was appointed to oversee the joint operation of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable television operators. The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Material decisions applicable to the operational merger require our approval as well as the approval of Tevel and Golden Channels. Our approval is subject to the decision of our board of directors and other corporate bodies, as required by law. Since the appointment of the joint management and the commencement of the operational merger, we, Tevel and Golden Channels have operated jointly on a regular basis. The three cable television operators have agreed in principle that the allocation of the expenses deriving from the joint activity among themselves shall be proportional to the number of subscribers of each party. The operational merger does not include transfer of assets from any of the three cable television operators to a merged entity or from any of the three cable television operators to another cable operator. Each of the three cable television operators remains the sole owner of its assets and is entitled to the revenue generated from its own subscribers. Furthermore, the joint activity does not include transfer of liabilities owed to third parties, including, inter alia, banks or other creditors. .

          The Approval of The Council for Cable and Satellite Broadcasting

          The approval of the Council to the merger of March 7, 2002, as amended on February 13, 2003, and that shall be effective only upon the consummation of the merger, is subject to a number of conditions, including:

❑	an obligation upon the cable television operators, which has since expired, to allow direct broadcasting by YES, to broadcast the HOT 3, HOT Movies, sports and childrens channels, for consideration;

❑

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

❑

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

❑

an obligation to sell 20% of the entity that shall control broadcasting content (as opposed to infrastructure) to third parties, within four years from the date of the decision (in relation to which a public offering will be considered such a sale) unless certain conditions stipulated in the decision shall occur;

❑

a limitation upon the number of channels which the cable television operators shall be allowed to produce (not including up to 16 optional channels on a pay-per-view and Near Video on Demand basis); and

❑

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

          The Approval of the Controller of Restrictive Business Practices to the Merger and Exemption from the Requirement to Receive an Approval of a Restrictive Arrangement

          The approval of the Controller to the merger, granted in April 2002, is also subject to a number of terms and conditions, set forth below. On April 14, 2003, the Controller extended the validity of his approval to the merger until the earlier of June 6, 2003 or the consummation of the merger. In June, November and December 2003, the Controller further extended the validity of his approval to the merger until the earlier of December 15, 2004 or the consummation of the merger. On December 15, 2004, the Controller granted us and the other cable television operators an additional extension of the merger approval from April 2002 until January 29, 2005, which was further amended on January 30, 2005 until the earlier of January 29, 2006 or the consummation of the merger. The eventual application of the terms and conditions of the Controller’s approval to the merger, as amended from time to time, and the way in which they will be implemented together with the terms of the Council’s approval may be subject to interpretation and further clarification.

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

          Restrictions upon the ownership and purchase of broadcasting material:

          (i) The merged broadcasting entity and the merged infrastructure entity shall be prohibited from holding means of control of a producer of a channel, except HOT 3 and (HOT Movies in the basic packages, and shall be prohibited from owning or having any interest in any other producer of a channel, unless it has received authorization to the contrary from the Controller by way of amendment of the terms of the Controller’s approval to the merger. Subsequent to the approval and pursuant to the said restriction, we sold and transferred an option that we held to purchase certain interests in the “Hop” channel, we and the other cable television operators sold and transferred options we held to purchase certain interests in the sports channels (Channel 5 and the Sport 5+ channel), and we and the other cable television operators relinquished our interests in the children’s channel and the culture and science channel. Pursuant to the recent amendment to the merger approval granted to us by the Controller in January 2005, the merged broadcasting entity is permitted to hold means of control in four additional channels (channels that were not broadcasted on the cable infrastructure as of January 1, 2005 and which will not substitute a channel that is being broadcasted by a producer of a channel that was broadcasted on the cable infrastructure on January 1, 2005).

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

          (iii) The merged broadcasting entity shall only be allowed to purchase content for HOT 3 and HOT Movies and for Pay-Per-View and Near Video On Demand, and the additional channels purchased shall be in accordance with restrictions concerning, among other things, the purchase of exclusive content. In addition, the merged broadcasting entity shall have a must sell requirement to YES or any other general license holder regarding certain material content broadcast on HOT 3 and the HOT Movies channel stipulated in the Controller’s approval. Further, all content purchased, by any party to the merger or any person related to such parties, from the major production companies within 24 months following the Controller’s approval to the merger (April 2002), shall be subject to the must sell requirement to YES or any other general license holder, provided that any person who receives content pursuant to this must sell requirement shall also be subject to the must sell requirement with respect to contents purchased or that may be purchased from the major production companies during such period.

          Obligation to supply multi-channel television broadcasts to the entire population of Israel: subject to price restrictions, and existence of appropriate infrastructure.

          Infrastructure:

—

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

—

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

—

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

—

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

—

prohibition upon such officers having activities in businesses that compete, directly or indirectly, with the business of the merged broadcasting entity and/or the merged infrastructure entity, without the written approval of the Controller;

—	prohibition upon such owners from sharing information related to the business of the merged broadcasting entity and/or the merged infrastructure entity;

—

an enforced total separation between specific named Israeli corporate entities such as cellular telecommunications companies and newspapers, on the one hand, and the merged broadcasting entity and the merged infrastructure entity, on the other hand; and

—

if the merged broadcasting entity shall be allowed to air commercials in multi channel television channels, then the Controller shall have the authority to impose further restrictions stemming from concerns arising from the cross interests of the controlling shareholders of the parties to the merger in other entities that sell commercial time to the public.

          Interests in telephony services: According to the terms of the approval to the merger, HOT Telecom is required to provide telephony services, which compete with those of Bezeq, to a minimum number of subscribers as follows: by November 20, 2005, 24,000 residential subscribers and 1,500 business subscribers; by November 20, 2006, 50,000 residential subscribers and 4,700 business subscribers; and by November 20, 2007, 98,500 residential subscribers and 10,000 business subscribers. As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services. The merged infrastructure entity is bound by minimal infrastructure investment commitments of not less than NIS 350 million, to be completed in stages as follows: not less than NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with the telephony services of Bezeq. The Company’s portion of the infrastructure investment commitments (NIS 350 million), pro rata to its proportionate share in HOT Telecom is estimated to be approximately NIS 93 million.

          In accordance with the terms of the approval of the Controller to the merger, in July 2002, the Israeli cable television operators filed an application for the merged infrastructure entity for an infrastructure license, which includes the provision of fixed line telephony services. This license was granted in November 2003 to HOT Telecom. HOT Telecom has undertaken actions to meet the conditions and timetable set in the HOT Telecom Infrastructure License and the approval of the Controller to the merger with respect to the provision of telephony services. For more information on HOT Telecom’s domestic fixed line telephony services, see “Item 4B. Business Overview – Domestic Fixed Line Telephony Services.”

          Bank Guarantee: The approval of the Controller to the merger is also conditional upon the provision of a bank guarantee in the amount of US$ 15 million to ensure compliance with the terms of the approval of the Controller. In the event that the Controller decides, in his discretion, that there has been a material breach of the terms of the approval, he may fully exercise the guarantee. We have provided our pro rata portion of this guarantee in the amount of US$ 3.75 million.

          In the event of a non-material breach, the Controller may exercise US$ 500,000 of the bank guarantee in relation to each breach, and an additional US$ 500,000 per month, until such breach is remedied. Such amounts are non-refundable and the guarantee must be maintained at US$ 15 million at all times, including in the event of breach. The provision and usage of the guarantee does not derogate from the Controller’s ability to take any other remedy according to the provisions of the Restrictive Business Practices Law against the merged entities in the event of breach.

          On January 30, 2005, the Controller granted us and the other cable television operators an exemption from the requirement to receive an approval of a restrictive arrangement in relation to the ongoing cooperation between the cable television operators. The exemption was granted for a period of one year, until January 30, 2006. Pursuant to the exemption, the cable television operators may continue their cooperation in the multi-channel TV broadcasting operations, including marketing, content acquisition and content production, and in building infrastructure and providing fixed line telecommunication services, including access to High Speed Internet and telephony. This exemption is conditional upon, among other things, the cable television operators’ compliance with the terms of the Controller’s approval to the merger and all of the cable television operators refraining from taking any irreversible actions which would prevent them from being able to undertake separate and independent activities in the event that the merger will not be completed. If the merger is not consummated, it will be necessary for us to receive an extension of this exemption.

4C.	ORGANIZATIONAL STRUCTURE

          We have three significant subsidiaries, all of which are Israeli entities, which we control directly or indirectly, as described below.

❑	Matav Investments Ltd. is a company wholly owned by us and it owns 100% of the share capital of Matav Assets Ltd. Through Matav Investments Ltd. we are the beneficial owners of:

❑	10% of the share capital of Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., an international telephony service provider in Israel;

❑

approximately 1.2% of the share capital of Partner Communications Company Ltd., the third of four licensed providers of mobile cellular telephone services in Israel, and one of the two operators which use GSM; and

❑	approximately 26.6% of HOT Telecom L.P., Limited Partnership owned by the three cable television operators.

❑	Cable Systems Media Haifa-Hadera Ltd. is a company wholly owned by us, and holds the Cable Broadcast License for the Haifa-Hadera area.

❑

Matav Infrastructure 2001 L.P., is a limited partnership, of which we own approximately 72% of the rights, with the remainder being held by our wholly owned subsidiary Cable Systems Media Haifa-Hadera Ltd. Matav Infrastrucutre 2001 L.P. was the holder of the previous infrastructure license.

          We were formerly part of the Dankner Group. As of June 20, 2003, Dankner Investments Ltd., or Dankner Investments, held approximately 47.74% of our outstanding ordinary shares and 49.70% of the voting rights. In November and December of 2003, and in January of 2004, Dankner Investments sold approximately 7.7% of our outstanding shares in private transactions. In February 2004, Dankner Investments sold approximately 18% of our outstanding shares to Delek Investments and Properties Ltd., or Delek, and granted to Delek an option exercisable for two years to purchase an additional 2% of our outstanding shares. The option was exercised by Delek in September 2004. In May 2004, the controlling shareholders of Dankner Investments signed an agreement with Delek Real Estate Ltd., an affiliate of Delek, for the purchase of 87.5% of the issued share capital of Dankner Investments. This transaction was completed in August 2004. In November 2004, Delek Real Estate Ltd. commenced a tender offer in Israel to purchase all of the shares not already owned by it. As a result of this transaction, which was completed on November 25, 2004, Dankner Investments is a private company, wholly owned by Delek Real Estate Ltd. In December 2004, Dankner Investments sold approximately 20% of our outstanding shares to Delek. As a result of this transaction, Dankner Investments does not own any shares in Matav. The Delek group holds directly approximately 40% of our outstanding shares.

          Delek is a wholly-owned subsidiary of Delek Group Ltd., a public company whose shares are traded on the Tel Aviv Stock Exchange. The Council approved the change of means of control resulting from the sale of Matav shares to Delek by Dankner Investments. Delek Group Ltd. is currently controlled by Mr. Yitzhak Sharon (“Tshuva”). Mr. Tshuva holds indirectly approximately 78.64% of the shares of Delek Group Ltd.

4D.	PROPERTY, PLANTS AND EQUIPMENT

          We own our telecommunications network infrastructure and related equipment. Our network infrastructure covers covers 498,752 homes and is approximately 3,931 miles of underground cable.

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

          Our HeadEnd in Bat-Yam is situated on a 200 square meter property, which we lease under a lease agreement providing for a monthly rent of NIS 12,000. The lease is scheduled to expire in August 31, 2005. We are currently in the process of relocating the HeadEnd in Bat-Yam to the HeadEnd in Rishon-lezion.

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

          We also hold real property in Bat-Yam of 2,500 square meters, under a lease from the Israel Lands Authority which is scheduled to expire in 2038. In 1989, we paid approximately NIS 1.8 million for this lease, constituting the entire amount due under the lease, in advance, and approximately an additional NIS 1.28 million in order to extend the deadline under the lease for completion of a building on the property to January 1, 1997. In March 2004, the Israel Lands Authority notified us that its management agreed to extend our lease agreement for this property, subject to the payment of property value differentials amounting to approximately NIS 1.3 million, plus VAT. This amount was based on the valuation of a land appraiser. In April 2004, we paid approximately NIS 1 million. We have submitted an appeal on the valuation of the land appraiser, and we provided a bank guarantee in the amount of approximately NIS 320,000. In April 2004, we received a supplement to the lease agreement from the Israel Lands Authority, according to which, the lease agreement shall be extended to August 1, 2006. This supplement has not yet been signed. In our appeal of the valuation, the property was re-appraised for less than the prior valuation. The amount of such re-appraisal was equivalent to the amount that had already been paid to the Israel Lands Authority by us up until June 8, 2003. As a result, we addressed the Israel Land Authority on March 30, 2005, with a request to repay the sums that were overpaid by us, cancel the bank guarantee provided by us to the Israel Land Authority and amend the supplement to the lease agreement according to the new valuation.

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

          In addition to the foregoing, we lease several other small properties totaling approximately 2,200 square meters throughout our operating areas, which we use for office space, storage, and microwave reception towers. Altogether with the leased properties described above, the aggregate monthly rental payments made by us are approximately NIS 75,000.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following operating and financial review and prospects are based upon and should be read in conjunction with our financial statements and selected financial data, which appear elsewhere in this annual report. You should also read the risk factors appearing elsewhere in this annual report for a discussion of a number of factors that affect or could affect our financial condition and results of operations.

          The financial statements have been prepared in conformity with accounting principles generally accepted in Israel, which differ in certain respects from the U.S. generally accepted accounting principles (as restated, see Note 26 to the financial statements) followed in the United States. The financial information in this section is presented in adjusted NIS, unless stated otherwise.

          We reported certain amounts in adjusted NIS, which have been translated for convenience into US dollars using the representative exchange rate of the US dollar as published by the Bank of Israel on December 31, 2004 (US$ 1.00 = NIS 4.308). Except where otherwise stated, amounts appearing in dollars have been translated from NIS at this exchange rate.

Critical Accounting Policies

          In order to improve understanding of the discussions below, it is important to obtain some degree of familiarity with our principal or significant accounting policies. These policies are described in Note 2 to the Consolidated Financial Statements listed in Item 18. We review our financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2004.

          In preparing our financial statements in accordance with generally accepted accounting policies, our management must often make estimates and assumptions which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reporting period. These estimates and judgments are reviewed by management on an ongoing basis, and by our Audit Committee at the end of each quarter prior to the public release of our financial results. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates. For any given individual estimate or assumption made by our management, there may be alternative estimates or assumptions which are also reasonable. We consider our most significant accounting policies to be those relating to depreciation of fixed assets, allowance for doubtful accounts, income taxes and contingent liabilities, which are discussed below.

Depreciation of fixed assets:

          Our fixed assets are depreciated by the straight-line method over their estimated useful life. A significant portion of our operating expenses results from depreciation of fixed assets. The vast majority of our fixed assets are composed of cable network, equipment in the broadcasting centers, studios, converters and modems. If rapid technological changes are to occur in our industry, the estimated useful life of some of our fixed assets could be shortened and consequently lead to an increase in annual depreciation costs and operating expenses.

Allowance for doubtful accounts:

          The allowance is principally determined with respect to specific debts that are doubtful of collection based on the age of the customer’s debt. Our revenues are derived from a large number of subscribers in the license areas. We perform ongoing credit evaluations of our subscribers for the purpose of determining the appropriate allowance for doubtful accounts, by taking into account variables such as disconnection, past experience, age of the receivable balance and current economic conditions that may affect a subscriber’s ability to pay. The use of different estimates or assumptions could produce different allowance balances. If the financial condition in Israel were to deteriorate, resulting in an impairment of our subscribers’ ability to make monthly payments, additional allowance for doubtful accounts may be required. If we were to face stronger competition, we might experience a higher rate of disconnections and hence additional allowance for doubtful accounts may be required.

Contingent liabilities:

          We are party to certain legal actions as described in “Item 8A. Consolidated Statements and Other Financial Information – Legal and Arbitration Proceedings” and described in Note 15 in the financial statements.

          With regard to claims and petitions for certification of some of these actions as class actions, we believe, based on the opinion of our legal counsel, that since the claims and petitions for certification of them as class actions, and our response to the claims and petitions raise complex legal and factual questions, which have not yet been resolved in Israeli case law and for which there are no precedents based on similar facts, we cannot currently evaluate the likelihood of success of such claims, and therefore, no provision has been included in our financial statements with respect to such claims. With regard to other claims in which the proceedings are in early stages, the prospects of the claims cannot be estimated and no provision has been included in our financial statements with respect to such other claims. As to the remaining claims, we believe, based on the opinion of our legal counsel, that we have good defensive arguments against these claims, and therefore, no provision has been included in our financial statements with respect to such claims. However, as detailed in our financial statements, we recorded provisions in the financial statements with respect to certain claims.

          As additional information becomes available, we will assess our potential liability related to our pending litigation and revise our estimates if needed. Such revisions of our estimates of our potential liability under legal claims could materially impact our results of operation and financial position.

Impairments of assets:

          The vast majority of our fixed assets are composed of cable network, equipment in the broadcasting centers, studios, converters and modems. If rapid technological changes or other changes which may cause a rapid churn of our subscribers were to occur in our industry, the estimated fair value of some of our fixed assets could consequently be subjected to impairment.

Accounting for income taxes:

          At the end of each reported period, we are required to estimate our provision for income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of the amount of our tax operating carry forward losses. We must then assess the likelihood that our deferred tax assets resulting from the carry forward losses will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon our estimate of future taxable income. Since we do not believe it is more likely than not that our deferred tax assets will be realized, we recorded a valuation allowance for the full amount of the deferred tax asset. Our estimates of our tax provision is based on our assessment as to the outcome of our dispute with the tax authorities. Actual outcome might differ from our current estimates and require us to record an additional loss.

New accounting standards in the United States:

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R)also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The Company expects to adopt SFAS 123(R) on January 1, 2006.

          SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

1.

The “modified prospective” method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

2.

The “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures, all prior periods presented.

          The adoption of the SFAS 123(R) fair value method will have significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123.

          In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123(R), which the Company considers implementing.

New accounting standards in Israel:

          In July 2004, Accounting Standard No. 19 – Taxes on Income (“the Standard”) was approved by the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income in the financial statements.

          The principal change pursuant to the Standard in relation to the principles presently applied are the recognition of deferred taxes in respect of temporary differences arising when there is recognition of deferred taxes in respect of temporary differences relating to land.

          The Standard is effective in respect of financial statements relating to periods beginning on or after January 1, 2005. Changes resulting from adoption of the Standard should be recorded by including the cumulative effect in the statement of operations as of the beginning of the period in which the Standard is adopted.

          The Company estimates that the effect of the new Standard on the financial position, operating results and cash flows of the Company is not expected to be material.

5A.	OPERATING RESULTS

          We were formed in June 1987. We began building out our cable television network and offering cable television services on a trial basis in November 1989. In March 1990, we began providing full cable television services. Between 1990 and 2002, we operated pursuant to five exclusive franchises granted to us by the Ministry of Communications covering the following areas: Bat-Yam and Kiryat Shemona, Holon, Safed and the Golan Heights, Haifa, Hadera, and Netanya and the Sea of Galilee. During 2002, these franchises were replaced by two general non-exclusive Cable Broadcast Licenses, a Telecommunications Infrastructure License and a Broadcasting HeadEnd License. The Telecommunications Infrastructure License was subsequently replaced and cancelled by the HOT Telecom Infrastructure License. Under the terms of our previous franchises and current licenses, we pay the Ministry of Communications variable and fixed franchise/license royalties. For the years ended December 31, 2002, 2003 and 2004, we recorded aggregate expenses for royalties to the Ministry of Communications of NIS 20.6 million, NIS 17.6 million and NIS 15.9 million, respectively.

          As of December 31, 2004, we provided cable television services to 257,344 subscribers, representing approximately 26.7% of all cable television subscribers in Israel, and have achieved an average subscriber penetration rate of approximately 52% for all of our license areas. (The number of subscribers is calculated based on the number of connected customers indicated in our billing system records.)  For the years ended December 31, 2002, 2003 and 2004, we generated revenues of NIS 495.5 million, NIS 545.5 million and NIS 584.6 million, respectively. Our operating loss for the years ending December 31, 2002 and 2003, was NIS 98.7 million, NIS 7.8 million, respectively, and an operating income for the year ended December 31, 2004 was NIS 3 million.

          Our net income for the year ended December 31, 2002 was NIS 33.8 million. Our net loss for the years ended December 31, 2003 and 2004 was NIS 5.5 million and NIS 83 million, respectively. During the years 2002, 2003 and 2004, we achieved EBITDA (Earnings Before Interest Taxation Depreciation and Amortization) of NIS 56.7 million, NIS 147.0 million and NIS 139.6 million, respectively. The EBITDA excludes “other income or expenses” and “equity in earnings of affiliates, net”. Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision.

          Through December 31, 2004, we invested approximately NIS 2,119 million (US$ 491.9 million) in building out our cable television network and in other fixed assets within our license areas. As of December 31, 2004, our cable television network extended 3,931 miles and covered approximately 500,000 homes, or approximately 95% of the households in the areas in which we operate.

          With our transition to digital cable television services, we increased our revenues, while, at the same time, we also increased our expenses by investments in digital set–top boxes, program content purchasing and providing other services to our subscribers. Each digital set-top box costs us between approximately US$ 130 to US$ 200. Due to marketing considerations, we do not charge the customer the full cost of the digital set-top box, and we subsidize this cost. As of May 31, 2005, we have already purchased approximately 258,000 digital set top boxes, and approximately 68% of our subscribers were equipped with digital set-top boxes. In April 2002, we commenced providing access to High Speed Internet over cable services. As of December 31, 2004, we had 88,324 subscribers with access to High Speed Internet.

Revenues

          We derive a substantial amount of our revenues from the cable television services monthly subscription fee for the analog and the digital Basic Packages of approximately NIS 170.9 – 176.5 including VAT and 186.5 including VAT, respectively. We also collect a one-time deposit of NIS 99 (including VAT), for the regular analog set-top box (for those subscribers without cable-ready televisions), or NIS 198 (including VAT), for the addressable analog set-top box. With respect to digital set-top boxes, we collect a one-time deposit of NIS 399 (including VAT). We partially refund these deposits when the set-top boxes are returned. The refund amount, linked to the Israeli consumer price index, is reduced to reflect depreciation of 10% of the value of the set-top box to us for each year or each partial year (until September 2003 the refund amount was reduced to reflect a depreciation of 10% of the deposits for each year or each partial year), commencing from the date of installation of the set-top box and until the earlier of the date we cease to provide services to such subscriber, or until the removal of a set-top box. Such depreciation is included in our revenues, exclusive of VAT. Instead of paying the deposits referred to above, our subscribers may elect to lease the set-top box for a monthly fee that ranges between NIS 9 and NIS 11 including VAT, but in any event, not more than the value of the set-top box. We are allowed to sell the set-top box to a subscriber, at the subscriber’s option, in consideration for an amount not exceeding the value of the set-top box. We also charge subscribers fees for reconnection, installation of additional outlets in subscribers’ households, and provision of cable television services on the additional outlets. The fees set forth above include value added tax at a rate of 17%. In certain marketing campaigns, we fully refund the first set-top box given to our new customers, in return for certain obligations to the company. Additional revenues are derived from our tiering services, Pay-Per-View services, interactive services, access to High Speed Internet over cable services and other services.

          Our revenues per subscriber, penetration rate and churn rate may vary in the future from historical levels depending upon numerous factors, which are mostly beyond our control. These factors include amongst others, the nature of our future cable television and telecommunications services, the development of competition for revenues per subscriber and the success of our marketing strategies as well as market acceptance of our services by subscribers.

Cost of Revenues and Other Operating Expenses

          Our principal operating expenditures are:

❑	programming costs;
❑	depreciation and amortization of fixed assets;
❑	payroll and related expenses;
❑	license (previously franchise) royalties and payments to the government of Israel; and
❑	maintenance.

Churn

          Churn refers to subscriber disconnection from network services, either involuntary, due to non-payment of bills or suspected fraudulent use, or voluntary, due to subscribers terminating their use of our services.

          We recognize that managing subscriber churn is an important factor in maximizing revenues and cash flow. In order to control churn caused by subscribers voluntarily terminating our services, we attempt to ensure that our services are of high quality and are competitive. We use our advanced information technology systems as a tool to understand, monitor and control voluntary churn. We have a retention team within our customer services group that makes follow-up phone calls to subscribers who call us with complaints or problems in order to resolve any problems and to retain the subscribers. We also host exclusive subscriber events, such as shows and parties for subscribers, in order to encourage subscriber loyalty. Following the launch of our high-speed Internet access services, we offered our subscribers a television and Internet bundled package on attractive terms so as to reduce churn and increase loyalty. Our competitors have introduced similar approaches. In March 2005, we launched our brand new telephony over cable service using the IP technology, and started to offer our subscribers with a bundled package of television, Internet access and voice services (“Triple Play”). Our competitors cannot offer such triple play offer until certain milestones in the progress of our voice services are met. We expect that the “Triple-Play” offering will reduce churn and increase customer loyalty. For the year ended December 31, 2004, our churn rate for our operating areas averaged approximately 24%.

Results of Operations

The following table sets forth certain items from our results of operations for the periods indicated:

	Years ended December 31,

In adjusted NIS (in millions)	2002	2003	2004

Revenues	495.5	545.5	584.6
Operating expenses	507.4	466.7	472.5

Gross profit (loss)	(11.9)	78.8	112.1
Selling and marketing expenses	40.7	44.0	63.7
General and administrative expenses	46.1	42.6	45.4

Operating income (loss)	(98.7)	(7.8)	3

Financial expenses, net	48.1	84.0	50.3

Loss after financial expenses	(146.8)	(91.8)	(47.3)
Other income (expenses), net	278.6	81.0	(42.7)

Income (loss) before taxes on income	131.8	(10.8)	(90)

Taxes on income	108.9	35.6	7.3

Income (loss) after taxes on income	22.9	(46.4)	(97.3)
Equity in earnings of affiliated companies, net	10.9	40.9	14.3

Net income (loss)	33.8	(5.5)	(83)

EBITDA *	56.7	147.0	139.6

Comparison of Years Ended December 31, 2002, 2003 and 2004

Operating results according to business segments

          The following table sets forth our consolidated statement of operation according to our various business segments:

	2002		2003		2004

In adjusted NIS (in millions)	Cable TV	Internet	Cable TV	Internet	Cable TV	Internet

Revenues	486.4	9.1	511.1	34.4	518.9	65.7
Operating expenses	494.7	12.7	449.3	17.4	446.4	26.1

Gross profit (loss)	(8.3)	(3.6)	61.8	17.0	72.5	39.6
Selling and marketing expenses	37.5	3.2	38.3	5.7	53.7	10
General and administrative expenses	45.1	1.0	41.7	0.9	44.3	1.1

Operating income (loss)	(90.9)	(7.8)	(18.2)	10.4	(25.5)	28.5

Financial expenses, net	48.1	–	84.0	–	50.3	–

Income (loss) after financial expenses	(139.0)	(7.8)	(102.2)	10.4	(75.8)	28.5
Other income (expenses), net	278.6	–	81.0	–	(42.5)	(0.2)

Income (loss) before taxes on income	139.6	(7.8)	(21.2)	10.4	(118.3)	28.3

Taxes on income	108.9	–	35.6	–	7.3	–

Income (loss) after taxes on income	30.7	(7.8)	(56.8)	10.4	(125.6)	28.3
Equity in earnings (losses) of affiliated companies, net	10.9	–	40.9	–	17.5	(3.2)

Net income (loss)	41.6	(7.8)	(15.9)	10.4	(108.1)	25.1

EBITDA*	58.5	(1.8)	129.8	17.2	104.3	35.3

*Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision.

Revenues

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Cable TV	486.4	511.1	518.9	5.1	1.5
Internet	9.1	34.4	65.7	278.0	91.0

Total revenues	495.5	545.5	584.6	10.1	7.2

          Of our total revenues, approximately 88.8% can be attributed to cable TV activities in 2004, in comparison to 93.7% in 2003 and 98.2% in 2002. Our revenues from cable TV activities increased by NIS 7.8 million in 2004 and NIS 24.7 million in 2003. Our revenues from cable TV activities are derived from monthly subscription fees, Pay-Per-View services, interactive services, depreciation of subscribers’ deposits for set-top boxes, installation fees, payments from the Shopping Channel and other minor sources.

          The following table sets forth the distribution of our subscribers for the periods covered:

	2002	2003	2004	% Change 2002 vs. 2003	% Change 2003 vs. 2004

Average of total number of subscribers for cable TV services*	281,241	270,570	262,462	(3.8)	(3.0)
Average of total digital subscribers*	137,811	151,059	158,753	9.6	5.1
Average of total number of subscribers with access to High Speed Internet services*	10,395	37,954	75,622	265.1	99.2
Average monthly revenue per subscriber (ARPU) in NIS	147.1	166.3	177.5	13.1	6.7

*The average number of subscribers is calculated based on the number of connected customers indicated in our billing system records.

          The increase in revenues from cable TV services is mainly attributed to the fact that in 2004, our financial results are proportionally consolidated with HOT Vision Ltd. for the first time. Furthermore, despite a decline in the number of subscribers, there is an increase in the rate of digital subscribers out of total subscribers from 55.8% in 2003 up to 60.5% in 2004. Our revenues from High Speed Internet services are derived mainly from monthly subscription fees, and increased by NIS 31.3 million in 2004, compared to an increase of NIS 25.3 million in 2003, and NIS 3.5 million in 2002. The sharp increase in revenues from High Speed Internet services in 2004 is due to an increase in the number of subscribers. We anticipate that in spite of our continuing marketing efforts to increase our subscriber’s base for High Speed Internet services, subscription fees might be eroded as a result of the intensive competition in this field.

          Average monthly revenue per subscriber (ARPU) for 2004 was NIS 177.5 compared to NIS 166.3 in 2003 and 147.1 in 2002. The increase in ARPU is derived from a sharp increase in revenues from access to high speed internet (NIS 65.7 million in 2004 compared to NIS 34.4 million in 2003) and an increase in the number of digital subscribers as described above.

Operating expenses

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Cable TV	494.7	449.3	446.4	(9.2)	*
Access to High Speed Internet	12.7	17.4	26.1	37.0	50

Total operating expenses	507.4	466.7	472.5	(8.0)	1.2

*Percentages not provided where negative number became a positive number, or where resulting calculation is in thousands of percentage points due to inability to provide a meaningful mathematical number.

          Of our total operating expenses, approximately 94.5% can be attributed to cable TV only activities in 2004, in comparison to 96.3% in 2003 and 97.5% in 2002. As a percentage of revenues from cable TV only activities, operating expenses from cable TV only activities decreased from 101.7% in 2002 to 87.9% in 2003, and to 86% in 2004.

          The decrease in operating expenses in cable TV only activities in 2004 is derived mainly from a decrease in depreciation of fixed assets which was partially offset by an increase in the cable TV programming expenses. The decrease in operating expenses (excluding depreciation and amortization) in 2003 is derived mainly from a decrease in programming expenses.

          The access to high speed internet operating expenses include direct expenses only and do not include expenses for the usage, services and the depreciation of the cable infrastructure (which are fully recorded as part of the cable television operating expenses)

          Cable TV operating expenses are comprised of:

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Cable TV programming expenses	242.8	194.4	198.0	(19.9)	1.8
Depreciation and amortization of fixed assets	156.0	153.7	138.4	(1.5)	(10)
Other operating expenses from Cable TV activities	95.9	101.2	110	5.5	8.7
Total	494.7	449.3	446.4	(9.2)	*

*Percentages not provided where negative number became a positive number, or where resulting calculation is in thousands of percentage points due to inability to provide a meaningful mathematical number.

          As a percentage of total revenues from cable TV activities, our programming expenses remained at the same level in 2003 and 2004 (38.0% compared to 38.2%) and decreased from 49.9% in 2002. The decrease in programming expenses in 2003 reflects lower costs for most of the channels in spite of an increase in tiering services, which generates additional expenses as a result of additional purchases of content.

          Since all of our programming expenses are either paid in US dollars or linked to US dollars, any substantial devaluation of the shekel against the US dollar will increase the shekel cost of our US dollar denominated expenses. The gradual decrease in depreciation of fixed assets and amortization in 2004 and 2003 is mainly due to the fact that some of our fixed assets are terminating their accounting life.

          The increase in other operating expenses in 2004 and 2003 is primarily due to an increase in maintenance costs, mainly those which related to digital set-top-boxes.

Selling and marketing expenses

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Cable TV	37.5	38.3	53.7	2.1	40.2
Access to High Speed Internet	3.2	5.7	10	78.1	75.4

Total selling and marketing expenses	40.7	44.0	63.7	8.1	44.8

          Of our total selling and marketing expenses, approximately 84.3% can be attributed to cable TV only activities in 2004, in comparison to 87% in 2003, and 92.1% in 2002.

          As a percentage of total revenues from cable TV only activities, our selling and marketing expenses decreased from 7.7% in 2002 to 7.5% in 2003, and increased to 10.3% in 2004. The increase in selling and marketing expenses in 2004 compared to 2003 is mainly due to an increase in our advertising expenditures in connection with the launch of the “HOT” brand name, which occurred in the fourth quarter of 2003, and campaigns for the launches of new channels.

          As a percentage of total revenues from access to high speed internet only activities, our selling and marketing expenses decreased from 35.16% in 2002 to 16.6% in 2003 and to 15.2% in 2004. The high level of selling and marketing expenses in 2002 is attributed to the launch of the internet activity.

General and administrative expenses

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Cable TV	45.1	41.7	44.3	(7.5)	6.2
Access to High Speed Internet	1.0	0.9	1.1	(10.0)	22.2

Total general and administrative expenses	46.1	42.6	45.4	(7.6)	6.6

          Of our total general and administrative expenses, approximately 97.6% can be attributed to cable TV activities in 2004, in comparison to 97.9% in 2003 and 97.8% in 2002.

          As a percentage of total revenues from cable TV activities, our general and administrative expenses from cable activities decreased from 9.3 % in 2002 to 8.2% in 2003, and increased to 8.5% in 2004. Our payroll and related expenses increased in 2004 compared to 2003 due to  non-recurring expenses provided with respect to senior employees as part of their retirement benefits, which were offset by a decrease in the provision for doubtful accounts and bad debts. Our payroll and related expenses decreased significantly in 2003 compared to 2002 due to a one-time reduction.

Operating income (loss) and total EBITDA (**)

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	In adjusted NIS in millions

Cable TV	(90.9)	(18.2)	(25.5)	(79.9)	40.1
Access to High Speed Internet	(7.8)	10.4	28.5	*	174
Total operating income (loss)	(98.7)	(7.8)	3	(92.1)	*
EBITDA from Cable TV	58.5	129.8	104.3	121.9	(19.6)
Total EBITDA	56.7	147.0	139.6	159.3	(5)

*Percentages not provided where negative number became a positive number, or where resulting calculation is in thousands of percentage points due to inability to provide a meaningful mathematical number.

** Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes the EBITDA is presented assuming no consolidation with HOT Vision.

          As a percentage of total revenues from cable TV activities, EBITDA represented 20.1% in 2004 as compared to 25.4% in 2003, and 12.0% in 2002.

          Total EBITDA is comprised of the following:

	Years ended December 31,
In adjusted NIS in millions	2002	2003	2004

Net income (loss)	33.8	(5.5)	(83)
Financial expenses, net	48.1	84	48.5	*
Taxes on income	108.9	35.6	7.3
Depreciation and amortization, including deduction of income from amortization of set-top boxes deposits	155.4	154.8	138.9	*
Other income (expenses), net	278.6	81	(42.2	)*
Equity in earnings of affiliates, net	10.9	40.9	14.3
Total EBITDA	56.7	147.0	139.6

*	Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision.

Net financial expenses

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Total net financial expenses	48.1	84.0	50.3	74.6	(40.1)

          Net financial expenses include interest on our borrowings in Israel and linkage payments related to the fluctuations in the Israeli inflation rate (with respect to our borrowings in shekels) and the US dollar exchange rate (with respect to our borrowings in US dollars). Accordingly, our net financial expenses are affected by the level of our borrowings, from time to time, by changes in the interest rates announced by the Governor of the Bank of Israel and as determined by our creditors, and by changes in the Israeli inflation rate and the exchange rate of the US dollar against the shekel. The decrease in our net financial expenses in 2004 compared to 2003 is principally attributable to a lower debt level and the decrease in interest rates during 2004. The increase in our net financial expenses in 2003 compared to 2002, despite a reduction in our bank credit, is principally attributable to fluctuations in the rate of inflation from +6.5% in 2002 to – 1.9% in 2003. The reduction in the rate of inflation in 2003 caused an increase in the real interest on unlinked NIS credit, which is a principal component of our credit portfolio. In addition, our net financial expenses increased in 2003 as a result of losses derived from exchange rate hedging transactions we performed.

Other income (expenses). This item includes non-recurring sources of income (expenses) or other income (expenses) not derived from our ordinary operations.

          In 2004, other expenses in the amount of NIS 42.7 million were mainly composed as follows:

A.

During 2004, we wrote off the remaining portion of our investment in Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd. (“Barak”) in the amount of approximately NIS 16 million, based on a valuation implemented by an independent appraiser. See “Item 4B. – Information on the Company – Business Overview – International Telecommunication Services” and Note 5c in our financial statements.

B.

During 2004, we recorded a provision of NIS 23.4 million with respect to our indemnification to Golden Channels (through HOT Vision) for approximately 26.5% of the damages awarded to Columbia, Fox and Warner Bros. International Television Distribution (“Warner”). See also Note 15b3 in our financial statements.

          In 2003 and 2002, other income is primarily derived from the sale of 3,826,169 shares in Partner in November 2003 (in the amount of approximately NIS 97 million) and 13,778,668 shares in Partner in April 2002 (in the amount of approximately NIS 296 million, approximately 50% of our holdings at such time), respectively. See “Item 4B Information on the Company – Business Overview – Cellular Telecommunication Services” and Note 19d in our financial statements.

Taxes on income. Costs related to taxes on income decreased by NIS 28.3 million, or 79.5%, from NIS 35.6 million in 2003 to NIS 7.3 million in 2004. Costs related to taxes on income decreased by NIS 73.3 million, or 67.3%, from NIS 108.9 million in 2002 to NIS 35.6 million in 2003. In 2003 and 2002, we recorded costs related to taxes on income with respect to capital gains derived from our sales of shares in Partner. See the discussion regarding our sales of shares in Partner in “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources”. For more information regarding our taxes on income, see Note 17 in our financial statements.

Equity in earnings of affiliated companies, net. Our share in the earnings of affiliated companies decreased by NIS 26.6 million, from NIS 40.9 million in 2003 to NIS 14.3 million in 2004, mainly due to the decrease in our share in Partner’s profits (totaling NIS 17.5 million in 2004 compared to NIS 40.9 million in 2003) which was offset by our share in HOT Telecom’s losses (totaling NIS 3.2 million in 2004). Our share in the earnings of affiliated companies increased by NIS 30.0 million, from NIS 10.9 million in 2002 to NIS 40.9 million in 2003. The increase is attributed to our share in Partner’s profits.

5B.	LIQUIDITY AND CAPITAL RESOURCES

          We have financed our operations through cash we generated from our operations, equity contributions and loans from our former principal shareholders, loans and credit lines from banks and others, sale of financial assets (including 4.45% of our shares that were held by Cable Systems Media Haifa-Hadera Ltd., a wholly owned subsidiary of ours, for aggregate consideration of approximately NIS 40.1 million), and from the public offerings, in Israel of our ordinary shares on the Tel Aviv Stock Exchange in October 1993 and of debentures and warrants in August 1997, and in the United States of our American Depository Shares in June 1996. For details regarding the terms of the debentures, including outstanding amounts, please see Note 14 of our financial statements.

          In April 2002, we sold 13,778,668 shares of Partner Communications Company Ltd., or Partner, to a subsidiary of Hutchison Whampoa Ltd., representing approximately 50% of our holdings in Partner at that time. The gross consideration we received was approximately US$ 62.4 million. In November 2003 we sold 3,826,169 shares of Partner. The gross consideration we received was approximately US$ 25.5 million. In April 2005, we exercised our option to participate in the share buyback of Partner together with Elbit Ltd., Eurocom Communications Limited and Polar Communications Limited. At the closing of the transaction, we sold to Partner 7,783,444 ordinary shares of Partner for total consideration of approximately US$ 57 million. We currently hold 1,884,926 ordinary shares of Partner, almost all of which are subject to transfer restrictions under Partner’s communications license. The gain received from the sales of our shares in Partner is subject to income tax (the taxation of these sales is under dispute with the tax authorities). We have paid approximately NIS 70 million as an advance payment on account of this income tax. See Note 17 of our financial statements. We currently own indirectly, approximately 1.2% of the outstanding share capital of Partner.

          During the past several years, we made use of external funds to finance our operating activities, capital expenditures associated with building-out our network and investments in associated companies. We have relied on internal cash flows, equity investments and loans from our principal shareholders, together with loans from banks and the proceeds from the issuance of our ordinary shares, American Depository Shares, debentures and warrants, and credit arrangements with suppliers to provide us with the necessary funding for building-out of our cable television network operating and investing activities. Our net capital expenditures, as determined on a cash basis, were NIS 77.3 million for the year ended December 31, 2002, NIS 56.6 million for the year ended December 31, 2003, and NIS 107.4 million (including an investment in HOT Telecom in the amount of approximately NIS 12 million) for the year ended December 31, 2004. In 2002 and 2003, there is a decrease in capital expenditures compared to the years 2000 and 2001 due to the fact that large projects relating to infrastructure (such as upgrading the network and the digital infrastructure), which required intensive capital expenditures, were completed in 2001. The increase in our capital expenditures in 2004, is due to large investments in converters and modems as a result of our market share strategy, our efforts to reduce churn and the investment in HOT Telecom. We did not invest in affiliated or other companies in 2002 and 2003. See Note 5 in our financial statements.

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

          In 2002, we wrote-off approximately NIS 8.8 million of our investment in Barak. During 2004, we wrote off the remaining portion of our investment in Barak in the amount of approximately NIS 16 million, based on a valuation implemented by an independent appraiser. We may be required to make additional capital contributions in proportion to our relative holdings in Barak in the foreseeable future because Barak may not have readily available financing resources, including from its shareholders. We provided a guarantee on behalf of Barak to a bank in the amount of US$ 200,000. See “Item 4B. Information on the Company – Business Overview – International Telecommunication Services” and Note 5c in our financial statements.

          As of December 31, 2004, the principal amount of the bonds outstanding in Barak’s financial statements totaled US$ 122.4 million. The bonds bear interest payable semi-annually, commencing May 15, 2003. Until the payment which was due on November 15, 2004, Barak had met its interest payment obligations. Barak has decided to defer payment of interest to bondholders in the amount of US$ 7.6 million due on November 15, 2004.

          Since Barak did not pay the interest payment within the 30-day period, the bondholders may have the right to request for the immediate acceleration of the bonds, subject to certain limitations. Barak does not have the financial ability to repay currently these bonds in full. As of December 31, 2004, Barak had a capital deficiency in the amount of NIS 527 million and a working capital deficit in the amount of NIS 704 million. For information regarding a non-binding term sheet entered into on June 15, 2005, by Barak, Clalcom, Clal Industries and Investments Ltd, Dial-the Israeli Company for International Communications Ltd. and we, which sets out the terms of a proposed reconstructing of Barak’s capital and debt, see “Item 4B. Business Overview – International Telecommunication Services.”

          We hold approximately 26.6% of the outstanding shares of HOT Vision Ltd. The results of HOT Vision were recorded based on the equity method until December 31, 2003. On December 31, 2003, the accounts of HOT Vision were consolidated for the first time by the proportionate consolidation method on the basis of our proportionate share in the issued share capital of HOT Vision. We provided an unlimited guarantee to Bank Leumi L’Israel B.M., or Bank Leumi, for purposes of securing up to 24.6% of the credit the Bank Leumi will provide to HOT Vision. The board of directors of HOT Vision determined that the line of credit of HOT Vision from Bank Leumi would be limited to approximately US$ 35 million, unless otherwise determined. As of December 31, 2004, we guaranteed to Bank Leumi US$ 4.6 million on this line of credit. In addition, we provided a guarantee in an amount of up to US$ 16 million to Bank Hapoalim B.M., or Bank Hapoalim, to secure approximately 25% of the credit provided by Bank Hapoalim to HOT Vision, and upon the fulfillment of certain conditions, up to 44% of the total credit. As of December 31, 2004, we guaranteed to Bank Hapoalim between US$ 4.4 million to US$ 7 million. In January 2005, Bank Hapoalim demanded from HOT Vision to repay all of its outstanding borrowings in the amount of approximately US $16 million. HOT Vision had some discussions with the bank to extend the credit period See Note 15c to the financial statements.

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

          As of December 31, 2004, our borrowings consist of short and long-term loans from Israeli banks and other sources and debentures issued to the public, part of which are linked to the Israeli consumer price index or the US dollar. Below is a tabular summary of our outstanding indebtedness:

In adjusted NIS in millions	Total	Up to one year	Two to three years	Four to five years

Short-term bank credit (1)	437	437	–	–
Debentures (Series A) (2)	67.2	34	33.2	–
Long-term bank loans and other (3)	129.8	28.3	27.9	73.6
Total	634	499.3	61.1	73.6

          (1) In NIS (not linked to the Israeli consumer price index), and as of December 31, 2004, bears average annual interest of approximately 5.4%.

          (2) Linked to the Israeli consumer price index, and bears annual interest of 3.7%. See Note 14 of our financial statements for the terms of these debentures.

          (3) In NIS (linked to the Israeli consumer price index and to the US dollar), and bears annual interest at rates ranging from 5.5% to 6.2%, or in US dollars and bearing average annual interest of LIBOR + 1.5-1.75%.

          We commenced negotiations regarding an increase of our present credit lines with our banks, in order to have, together with our internal cash flow, sufficient funds to finance the investment in the continued network build-out and development, acquisition of additional digital set-top boxes, extension of our cable television and IP networks, and loans granted to HOT Telecom to finance its telephony project. In the framework of our negotiations with the banks regarding the extension of our credit lines, we agreed to enhance the security granted to the banks as collateral for our credit lines by granting a floating charge in their favor, subject to the terms of our licenses. These negotiations were ceased due to the proceedings in connection with the proposed merger of the Israeli cable television operators. Thereafter, as the merger was not consummated, these negotiations were recommenced. There is no assurance that we shall reach an agreement with the banks and receive such increased credit lines.

          In the event that we shall increase our present credit lines, we expect that the amount and cost of the additional bank credit as well as the security we will be obligated to make available to the banks will be influenced by many factors, including: the volatility of private and public markets in debt and equity, our financial results, the effect of competition and regulatory uncertainty. Therefore, we cannot assure you that the additional financing, if any, will be on the same terms as our current financing from the banks, or on terms which are favorable to us or which are not significantly expensive.

          Under our credit agreements with the banks that finance our operations, we are subject to conditions and limitations on our business activities, including limitations on our ability to obtain additional credit, sell or purchase assets and distribute dividends. One of our credit agreements with a bank in Israel includes certain covenants according to which, until the date of consummation of the merger of the three Israeli cable television operators, we are required to maintain certain financial ratios, such as, with respect to our level of equity, total financial credit, operational costs and financing expenses. We are also required to maintain a certain number of subscribers. If we fail to fulfill any of our covenants we could be deemed to be in breach of our loan agreements with the bank. In such event, the bank will be entitled to demand immediate payment of all amounts owing to it under the line of credit, loans, banking services and any other obligation we have to such bank. The balance of credit taken from this bank as of December 31, 2004 was approximately NIS 60 million. As of December 31, 2004, we did not comply with two covenants to maintain the financial ratios, as defined in the agreement, as follows:

1.	The number of broadcast subscribers.

2.	Operating surplus.

          During March 2005, we received a letter from this bank according to which the bank does not deem the non-compliance, described above, to be a violation by the company to maintain the financial ratios for a period of one year, commencing from the date of the letter (the waiver period).

          Further to the non-compliance of the financial covenants in 2004 and with regard to the dictated increase in the required operating surplus, as defined in the covenants, in 2005, the company’s management anticipates that additional negotiations shall take place with the bank, at the end of the waiver period (March 2006).

          Cash Flow (Cable TV and Internet activities together)

          Below is a condensed presentation of certain aspects of our cash flow during 2003 and 2004. For our full cash flow statements, please see the financial statements attached at “Item 18. Financial Statements”.

	Years ended December 31,
	2003	2004

	in adjusted NIS in millions

Net cash provided by (used in) operating activities	96.0	121.3
Net cash provided by (used in) investing activities	60.4	(106)
Net cash used in finance activities	(126.1)	(29)
Increase (decrease) in cash and cash equivalents	30.3	(13.7)
Cash and cash equivalents at beginning of year	7.6	37.9
Cash and cash equivalents at end of year	37.9	24.2

          The increase in net cash provided by our operating activities in 2004 compared to 2003 derives from an increase in our revenues and a decrease in our financing costs, which is partly offset by an increase in operating expenses.

          Net cash used in investment activities in 2004 in the amount of approximately NIS 106 million is primarily used for purchasing of property, plant and equipment and investment in HOT Telecom. In 2003 net cash provided by investment activities in the amount of approximately NIS 60.4 million, is primarily derived from the proceeds of the sale of a portion of our shares in Partner in the amount of NIS 114.4 million, which was offset by investments in fixed assets in the amount of NIS 56.6 million.

          Net cash used in financing activities in 2004 in the amount of approximately NIS 29 million mainly represent redemption of debentures. Net cash used in financing activities in 2003 is comprised of NIS 131.5 million used for repayment of bank loans, NIS 33.7 million used for redemption of debentures, and NIS 39.1 million provided by sales of our shares held by a subsidiary.

          We paid a dividend on January 26, 2000 of approximately NIS 222.0 million. We did not pay a dividend in 2001, 2002, 2003 and 2004. We have not adopted any dividend distribution policy, and we cannot assure you that we would pay additional dividends in the future.

          Our management believes that our cash and cash equivalents reserve, as well as cash flow from our operations and available credit lines, will be sufficient to meet our anticipated cash needs for a period of at least twelve months commencing on December 31, 2004.

Impact of Inflation and Exchange Rate Fluctuations

          Since we may be unable or not permitted to raise our rates and fees pursuant to our licenses in a manner that would fully compensate for any increase in the Israeli consumer price index, inflation in Israel, which may impact our borrowing costs with respect to Shekel amounts linked to the Israeli consumer price index and may cause an interest increase in Israel, may have a material adverse effect on us.

          Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2004, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to programming where the price paid by us is based on the US dollar. Some of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars. Thus, any devaluation of the shekel against the US dollar, will also increase the shekel cost of our non-shekel denominated or linked expenses. Such increase may have an adverse impact upon our operating results, which may be material. Our borrowings are mostly in Israeli shekels with the remainder in US dollars.

Differences Between Israeli GAAP and U.S. GAAP

          Israeli GAAP varies in certain respects from U.S. GAAP. The application of U.S. GAAP to our financial statements would have affected the determination of net loss, determination of capital deficiency, comprehensive income, investment in affiliates and marketable securities available for sale, debentures and deferred taxes as of December 31, 2004 to the extent summarized in Note 26 to the financial statements.

5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

5D.	TREND INFORMATION

          1.          During 2004, our number of cable television subscribers declined, mainly due to increased competition from YES, the Israeli satellite television broadcaster. However, during the same period, our number of access to High Speed Internet subscribers increased. This trend has continued in 2005 so far.

          2.          In the second half of 2004, we experienced a decrease in our total revenues and our monthly average revenues per subscriber. The decrease in our revenues and our monthly average revenues per subscriber has continued in the first quarter of 2005, but at a more moderate pace. We believe that the decrease in our revenues and our monthly average revenues per subscriber was a result of the intensified market share strategy undertaken by the three cable television operators in Israel. Such strategy has been replaced in the second quarter of 2005 with a “retention strategy,” as the three cable television operators are moving into the era of marketing bundled television, high speed access internet and telephony in one package known as the “Triple Play”.

          3.          In recent years our results, such as gross profits, profit from operations and EBITDA, have improved. There is a deterioration in the parameters mentioned above as a result of the ongoing intensified competition over the market share strategy in the Israeli multi-channel television market .

          4.          In 2000 and 2001, we made significant capital expenditures to upgrade our network. In 2002 and 2003, we significantly reduced our capital expenditures. In 2004, our capital expenditures increased due to large investments in converters and modems as a result of our market share strategy, and our efforts to reduce churn. We also made capital investment in the telephony project through the investment in HOT Telecom. For more information about other factors that may affect our results of operations, see “Item 3D. Key Information — Risk Factors.”

5E.	OFF-BALANCE SHEET ARRANGEMENTS

          We hold approximately 26.6% of the outstanding shares of HOT Vision Ltd. The results of HOT Vision were recorded based on the equity method until December 31, 2003. On December 31, 2003, the accounts of HOT Vision were consolidated for the first time by the proportionate consolidation method on the basis of our proportionate share in the issued share capital of HOT Vision. We provided an unlimited guarantee to Bank Leumi L’Israel B.M., or Bank Leumi, for purposes of securing up to 24.6% of the credit the Bank Leumi will provide to HOT Vision. The board of directors of HOT Vision determined that the line of credit of HOT Vision from Bank Leumi would be limited to approximately US$ 35 million, unless otherwise determined. As of December 31, 2004, we guaranteed to Bank Leumi US$ 4.6 million on this line of credit.

          We hold approximately 26.6% of the outstanding shares of HOT Telecom. The results of HOT Telecom are recorded based on the equity method. As of May 31, 2005, we provided a bank guarantee of approximately NIS 7.7 million to secure the payments of HOT Telecom to Lucent. In addition, we and Tevel guarantee, jointly and severally, in a total aggregate amount of US$ 4.5 million to secure the payments of HOT Telecom to Cisco. The cable television operators signed an indemnification agreement with respect to the Cisco guarantee.

          In addition, we provided a guarantee in an amount of up to US$ 16 million to Bank Hapoalim B.M., or Bank Hapoalim, to secure approximately 25% of the credit provided by Bank Hapoalim to HOT Vision, and upon the fulfillment of certain conditions, up to 44% of the total credit. As of December 31, 2004, we guaranteed to Bank Hapoalim between US$ 4.4 million to US$ 7 million. In January 2005, Bank Hapoalim requested to exercise the guarantee. HOT Vision has discussed with the bank to extend the credit period.

          In order to ensure compliance with our obligations pursuant to our licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry of Communications, we have provided a guarantee of US$ 3.72 million pursuant to the HOT Telecom Infrastructure License along with the other two cable television operators in an aggregate amount of US$ 14 million.  For more information on this guarantee, see “Item 4B. Information on the Company – Business Overview – Our Licenses.”

5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table sets forth, as of December 31, 2004, our known contractual obligations by type of obligation and for the periods indicated:

	Payment due by period

In thousands of NIS adjusted as of December 31, 2004	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (banks and others)	129,767	28,310	86,769	14,688	–
Operating lease obligations	15,221	6,736	7,851	634	–
Debentures	67,206	34,005	33,201	–	–
Accrued severance pay*	20,394	–	–	–	20,394
Total	232,588	69,051	127,821	15,322	20,394

*As of December 31, 2004, we had NIS 17,911 in a severance pay fund to cover such liability.

Contingent Obligations

          In order to ensure compliance with our obligations pursuant to our licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry of Communications, we have provided a guarantee of NIS 9.3 million to the Council pursuant to the Cable Broadcast Licenses.

          The approval of the Controller to the merger is also conditional upon the provision of a bank guarantee in the amount of US$ 15 million to ensure compliance with the terms of the approval of the Controller. In the event that the Controller decides, in his discretion, that there has been a material breach of the terms of the approval, he may fully exercise the guarantee. We have provided our pro rata portion of this guarantee in the amount of US$ 3.75 million.

          For more information on these guarantees, see “Item 4B. Information on the Company – Business Overview – Our Licenses.”

          Pursuant to the proposed reconstruction of Barak’s capital and debt, we are entitled to participate in the funding of a cash payment in the amount of US$ 6 million in accordance with our proportional holdings in Barak. Our board of directors has recently decided to participate in the funding. We will be required to provide additional guarantees in the future of unknown amounts pursuant to the proposed reconstruction. For more information on the cash payment, see “Item 4B. Information on the Company -- Business Overview – International Telecommunication Services.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

Set forth below is certain information about our officers and directors as of June 25, 2005.

Directors

Name	Age	Position

Meir Srebernik	46	Chairman of the Board of Directors
Asaf Bartfeld	53	Director
Shimon Cheifetz (1)	62	Director
Moshe Amit (1) (2)	70	Director
Gabriel Last	58	Director
Menashe Raz	58	Director
Hanania Gibstein	72	Director
Yair Keusch (1) (2) (3)	65	Director
Yeshayahu Drori (1) (2) (3)	67	Director
Yehoshua Gibstein (1)	45	Alternate Director

Officers

Name	Age	Position

Amit Levin	42	Chief Executive Officer
Ori Gur Arieh	48	Counsel and Company Secretary
Tal Peres	39	Chief Financial Officer
Shlomi Ashkenazi	39	Vice President, Sales, Marketing and Operational Areas

(1)	Member of the Finance Committee.
(2)	Member of the Audit Committee.
(3)	Independent Director.

Meir Srebernik has been a director of Matav since March 2002 and its Chairman since September 2004. Mr. Srebernik was the Chief Executive Officer of Dankner Investments Ltd., from February 2002 to August 2004. Mr. Srebernik served as a director of various other companies, including Matav Investments Ltd., Cable Systems Media Haifa-Hadera Ltd., Matav Assets Ltd., Matav Infrastructure Ltd., HOT Telecom Ltd., Nonstop Ventures Ltd, and HOT Vision. Between 1995 and 2000, he was the president and Chief Executive Officer of Netia Holding SA, a leading Polish alternative fixed line telecommunications company. He has also served as the head of the cable television division of the Israeli Ministry of Communications from 1987 to 1993, as Vice President of Telecommunications of Dankner Investments Ltd. from 1993 to 1994 and as a director of Pelephone Communications Ltd., one of the four mobile phone service providers in Israel, in 2001. Mr. Srebernik has a B.A. degree in economics and business administration from the Hebrew University, Jerusalem.

Asaf Bartfeld has been a director of Matav since June 2004. Mr. Bartfeld is currently the President and CEO of Delek Group Ltd., and the CEO of Delek Investments and Properties Ltd. Prior to holding his current positions in the Delek Group he was CFO of Delek Group Ltd. Mr. Bartfeld serves as the chairman of the board of directors of Delek Real Estate Ltd., Gadot Biochemical Industries Ltd., Delek Belron International Ltd., and is a member of the board of directors of several other entities within the Delek Group. Mr. Bartfeld has a B.A. degree in economics from Tel Aviv University.

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

Moshe Amit has been a director of Matav since August 2004. He serves as the Chairman of Continental Bank and as a director of several banks and companies, including Bank Hapoalim (Swiss), Signature Bank (New York), and the Delek Group. Mr. Amit served between 1980 to 2003 as member of the board of management of Bank Hapoalim and his latest position was deputy CEO of Bank Hapoalim. Mr. Amit has a B.A. degree in political science from Bar-Ilan University and has a diploma in bank management.

Gabriel Last has been a director of Matav since August 2004. Mr. Last served as the CEO of Delek Group Ltd. from2001 to 2003. In 2003 he was appointed as Chairman of the board of directors of Delek Group and is a director in many subsidiaries of the Delek Group. From 1998 to 2001 he served as CEO of the Israeli Society of Insurance Companies and of the Israeli Association of Life Insurance Companies Ltd. From 1985 to 1998, Mr. Last served in various command positions in the Israeli police force, including as the Vice Inspector General from 1996 to 1998. Mr. Last has a L.L.B. degree from Tel Aviv University and a M.A. degree in political science from Haifa University. He is a graduate of A.M.P Harvard Business School.

Menashe Raz has been a director of Matav since August 2004. For over 30 years, Mr. Raz has been engaged in the electronic media in various positions, including as editor, television and public radio reporter, T.V. show host and documentary films maker. He serves as a news reporter, anchor and show host in the News Company. Channel 10 since April 2002. From 1972 to 1999, Mr. Raz served in various positions in Channel 1, the Israeli public television channel, including as editor and anchor of ‘Mabat Lachadashot’, the main news edition of Channel 1. He was the CEO of the Schruver Fund, a non-profit organization engaged mainly in funding of development projects in Israel. Mr. Raz is a graduate of the Hebrew University in political science and international relations.

Hanania Gibstein has been a director of Matav since August 14, 1987. Mr. Gibstein also serves as a director of Cable Systems Media Haifa – Hadera Ltd. and Matav Investments Ltd. Mr. Gibstein was a member of the Municipal Council of the city of Rishon Le-Zion, and was the mayor of that city from 1969 to 1983. Mr. Gibstein is the chairman of the Society of Friends of The Beer Yaacob Mental Health Center. Since 1991 Mr. Gibstein has been the vice-chairman of the Association for Welfare of the Soldiers of Israel, and has managed private businesses, primarily in real estate.

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

Amit Levin has been our Chief Executive Officer since October 7, 1999. In addition, Mr. Levin currently serves as Vice President of Service and Logistics of the merged operations of the three cable television operators. Mr. Levin served as Vice President of Marketing and Programming of the merged operations of the three cable television operators from June 2004 to June 2005. Before that and since September 1998, he served as our interim Chief Executive Officer. Between October 1994 and September 1998, he was Matav’s Vice President of Israeli Operations. Mr. Levin is a director of Nonstop Internet (1999) Ltd., Matav Assets Ltd. and Matav Infrastructure Ltd. Between 1991 and 1994, Mr. Levin was Matav’s area manager for Netanya.

Ori Gur Arieh has been Matav’s Counsel and Company Secretary since November 2000. Mr. Gur Arieh also serves as General Counsel to HOT Telecom and General Counsel to the merged operations of the three cable television operators, referred to as HOT. Prior to his employment with Matav, Mr. Gur Arieh was a partner in the private law practice of Avital, Dromi & Co.

Tal Peres has been our Chief Financial Officer since May 2005. Prior to joining the Company and since 2003, Mr. Peres served as chief financial officer and a member of the executive committee of Hashmira Group. Mr. Peres has served as chief financial officer and a member of the executive committee of the DBM Group from 2001 to 2002 and of the Career Group, a subsidiary of Manpower International, from 1996 to 2001. Mr. Peres is a certified public accountant.

Shlomi Ashkenazi has been Matav’s Vice President of sales, marketing and operational areas since August 2002. Mr. Ashkenazi also serves as Vice President of Sales of the merged operations of the three cable television operators, referred to as HOT. Between February 2002 and August 2002 he served as Matav’s Vice President of Marketing and Sales. Before that and since 1998, he served as Matav’s Vice President and Chief Operating Officer. Between 1995 and 1998 he served as an operating area manager for our Bat-Yam, Holon and the Galilee franchise areas.

          Except as disclosed above, none of the above directors or members of senior management has any family relationship with any other director or senior manager of Matav.

6B.	COMPENSATION

          The aggregate net compensation paid, and benefits in kind granted to or accrued on behalf of all of our directors, officers and members of our extended management, as a group, for their services in all capacities during the year ended December 31, 2004 was approximately NIS 8.1 million. This amount includes pension, retirement and similar benefits in the aggregate amount of NIS 1.5 million. This amount excludes amounts we expended for vehicles we made available to our officers and members of extended management and expenses (including business travel, professional and business association dues and expenses) with which we reimbursed our officers and members of extended management.

          During 2001, we granted 770,500 options to purchase ordinary shares of the company to 45 employees under our 2001 Employee and Officers Option Plan, or the 2001 Plan. As of December 31, 2004, 608,300 options were cancelled, 90,732 options were forfeited, 37,235 options were exercised and 34,233 options expired.

          In addition, as of December 31, 2003, options were granted to approximately 46 members of our senior management under our 2003 Employee and Officers Option Plan, or the 2003 Plan, to purchase up to 770,000 of our ordinary shares. The options under the 2003 Plan vest in three equal portions. The first portion vested on January 31, 2004 and has an exercise price of 85% of the average 30 day trading price on the Tel Aviv Stock Exchange, or TASE prior to November 17, 2003. The second portion vested on January 31, 2005 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date. The third portion vests on January 31, 2006 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date. In addition, all of the employees that were entitled to receive options under the 2003 Plan that received options under the 2001 Plan were required to waive their vested options under the 2001 Plan as a condition to receiving options under the 2003 Plan.

          On November 29, 2004, a special meeting of the Company’s shareholders’ approved the grant of 302,205 stock options of the 2003 Plan at no consideration to a member of the Company’s board of directors. The exercise price of the options is NIS 38 per share.

          As of December 31, 2004, under the 2003 Plan, 1,072,205 options were issued to 46 employees, 36,483 options were exercised, and 11,000 options were forfeited.

          For more information see “Item 6E. Share Ownership.”

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

          The Companies Law requires public companies, including us, to appoint an audit committee. The responsibilities of the audit committee include reviewing our financial statements, identifying irregularities in the management of the company’s business (including in consultation with the internal auditor and the company’s independent accountants) and to suggest an appropriate course of action to amend such irregularities, and approving certain related party transactions as required by law. An audit committee must consist of at least 3 members, and include all of the company’s external directors. However, the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, any controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. The current members of our audit committee are: Mr. Moshe Amit, Mr. Yair Keusch and Mr. Yeshayahu Drori.

Internal Auditor

          The Companies Law requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. The accounting firm Elan Katz Nagor was appointed as our internal auditor in November 17, 2003.

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

          In November 2004, our shareholders approved and ratified our authority to indemnify our officers and directors to the fullest extent permitted by law and to provide each of them with an Indemnification Letter providing for the same. Our officers and directors are also exempted from any liability for damages caused as a result of a breach of duty of care to the Company, to the fullest extent permitted by law.

Insurance of Office Holders

          Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

(1)	a breach of an office holder’s duty of care to us or to another person; or

(2)	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

(3)	a financial liability imposed upon an office holder in favor of another person.

          We have obtained a directors and officers insurance policy, currently valid until August 31, 2005.

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

          As of December 31, 2004, we had 826 employees on a full-time or full-time equivalent basis. Of these employees, 128 were in engineering and technical support, 246 were in customer service and support, 166 were in marketing, 106 were in Internet activities, and the remainder in administration and management.

          As at December 31, 2004, all of our employees are located in Israel. Substantially all of our employees have entered into employment contracts with us, terminable at will by either party. The majority of our employees is managed by the joint management of the three cable television operators, which oversees the operational merger. The payroll expenses related to these employees are divided among the three cable television operators pursuant to the operational merger. For more information on the operational merger, see “Item 4. Information on the Company.”

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

          As of April 30, 2005, our directors and executive officers owned an aggregate of 2,737,653 or approximately 9% of our outstanding ordinary shares. Except for Shimon Cheifetz and Hanania Gibstein, no individual director or senior manager listed in “Item 6A – Directors and Senior Management”, owns directly (or through fully owned companies) 1% or more of our outstanding ordinary shares.

          As of April 30, 2005, our senior managers and directors, held, in the aggregate, options to purchase up to 1,072,205 of our ordinary shares under the 2003 Plan, out of which 302,205 stock options granted on November 2004 vest in 36 equal monthly installments at an exercise price of NIS 38 per share. The remaining portion of the options which were granted in 2003 (in the amount of 770,000) vest in three equal annual installments as follows: the first portion vested on January 31, 2004, and has an exercise price of NIS 26.82, which was determined based on the average 30 day trading price on the Tel Aviv Stock Exchange, or TASE, prior to November 17, 2003. The second portion vested on January 31, 2005 and has an exercise price of NIS 30.43, which was determined based on the average 30 day trading price on TASE prior to the vesting date. The third portion vests on January 31, 2006 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date.

          As of April 30, 2005, Mr. Hanania Gibstein owned 262,939 ordinary shares, or approximately 0.87% of our outstanding ordinary shares directly, and an additional 1,147,426 ordinary shares, or approximately 3.8% of our outstanding ordinary shares indirectly, through his holdings in Gibstein Holdings Ltd., Gibstein Financial Holdings (1998) Ltd. and Gibstein Investments (1997) Ltd.

          As of April 30, 2005, Messrs. Shimon Cheifetz and Eli Cheifetz owned 616,896 ordinary shares or 2.04% of our outstanding ordinary shares directly, and 710,392 ordinary shares or 2.35% of our outstanding ordinary shares, indirectly through their holdings in Cheifetz Holdings Ltd.

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

          As of April 30, 2005, under the 2001 Plan, 770,500 options were issued to 45 employees, 608,300 options were cancelled, 90,732 options were forfeited, 37,235 options were exercised and 34,233 options expired.

          The ordinary shares which were issuable upon exercise of the options covered by the 2001 Plan, are registered for sale on both Nasdaq and the Tel Aviv Stock Exchange.

2003 Employee and Officers Option Plan

          In November and December 2003, our board of directors adopted a new Employee and Officers Option Plan, or the 2003 Plan, which provides for the grant of up to 770,500 (of which, 770,000 were issued until that date) options to purchase our ordinary shares to 46 of our employees. In addition, on November 2004, our board of directors approved the grant of 302,205 stock options to a senior employee. The 2003 Plan was approved by our shareholders in December 2003. All of the employees that were entitled to receive options under the 2003 Plan and who received options under the 2001 Plan were required to waive their vested options under the 2001 Plan as a condition to receiving options under the 2003 Plan. The options that were granted under the 2001 Plan that were not yet vested were cancelled with the agreement of the grantees. As of December 31, 2004, under the 2003 Plan, 1,072,205 options were issued to 46 employees, 36,483 options were exercised and 11,000 options were forfeited.

          For an English summary of the principal terms of the 2003 Plan, please see Exhibit 4(c)(ii).

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	MAJOR SHAREHOLDERS

          The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 30, 2005 with respect to each person or entity that we believe to be the beneficial owner of 5% or more of our outstanding ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares.

Name	Number of Ordinary Shares Beneficial Owned	Percentage of Outstanding Ordinary Shares Beneficially Owned	Percentage of Voting Securities

Delek Investments and Properties Ltd.(1)	12,088,618	40%	40%
Bank Leumi L’Israel B.M. (2)	2,566,844	8.49%	8.49%

(1)   In February 2004, Dankner Investments sold approximately 18% of our outstanding shares to Delek Investments and Properties Ltd., or Delek, and granted to Delek an option exercisable for two years to purchase an additional 2% of our outstanding shares. The option was exercised by Delek in September 2004. In May 2004, the controlling shareholders of Dankner Investments signed an agreement with Delek Real Estate Ltd., an affiliate of Delek, for the purchase of 87.5% of the issued share capital of Dankner Investments. This transaction was completed in August 2004. In November 2004, Delek Real Estate Ltd. commenced a tender offer in Israel to purchase all of the shares of Dankner Investments not already owned by it. As a result of this transaction, which was completed on November 25, 2004, Dankner Investments is a private company, wholly owned by Delek Real Estate Ltd. In December 2004, Dankner Investments sold approximately 20% of our outstanding shares to Delek. As a result of this transaction, Dankner Investments does not own any shares in Matav. Delek holds approximately 40% of our outstanding shares. Delek is a wholly-owned subsidiary of Delek Group Ltd., a public company whose shares are traded on the Tel Aviv Stock Exchange. As of May 2005, Delek Group Ltd. is controlled by Mr. Yitzhak Sharon (“Tshuva”). Mr. Tshuva holds indirectly approximately 78.64% of the shares of Delek Group Ltd. ..

(2)   Bank Leumi L’Israel Ltd., or BLL, is one of the two largest commercial banks in Israel. The shares beneficially owned by BLL are held by various of its affiliated mutual funds and provident funds.

          Dankner Investments Ltd., Bank Hapoalim B.M. and Ma’ariv Modi’in Publishing House Ltd. ceased to own 5% or more of Matav during 2004.

Significant Changes in the Ownership of Major Shareholders

          Set forth below is a list of significant changes in the ownership of major shareholders for the years ended 2002, 2003 and 2004, as applicable.

Transactions by Dankner Investments Ltd., a former major shareholder, and Delek Investments and Properties Ltd.

1.	On November 23, 2003, Dankner Investments Ltd. sold 1,270,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 35.50 and at an aggregate price of NIS 45,085,000.

2.	On December 16, 2003, Dankner Investments Ltd. sold 460,300 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 34.50 NIS and at an aggregate price of NIS 15,880,350.

3.	On December 31, 2003, Dankner Investments Ltd. sold 400,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 34.50 NIS and at an aggregate price of NIS 13,800,000.

4.	On January 5, 2004, Dankner Investments Ltd. sold 200,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 35 and at an aggregate price of NIS 7,000,000.

5.

On February 22, 2004, Dankner Investments sold 5,433,685 ordinary shares to Delek Investments and Properties Ltd. at a price per share of US$8.00, and at an aggregate price of US$43,500,000, and granted to Delek Investments and Properties Ltd. an option, exercisable for a period of two years, to purchase an additional 604,078 ordinary shares, which constitutes approximately 2% of our outstanding ordinary shares. The option was exercised by Delek Investments and Properties Ltd. in September 2004.

6.

On December 30, 2004, Dankner Investments sold 6,050,855 ordinary shares, the remainder of its shares, to Delek Investments and Properties Ltd., at a price per share of NIS $35.28 (approximately US$8.10), and at an aggregate price of NIS 213.5 million (approximately US$49.1 million).

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

          For information on a proposed merger of the Israeli cable television operators, see “Item 4A. History and Development of the Company -- Proposed Merger of the Israeli Cable Television Operators.”

Number of Record Holders in the United States

          On April 30, 2005, 66,210 ADSs were held of record in the United States. These ADSs were held by 9 record holders. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ADSs were held of record by brokers or other nominees.

          We intend to delist voluntarily from the Nasdaq National Market and to terminate our American Depositary Receipt (ADR) program in the future. Our board of directors will examine the timing of such termination in the next few months. We intend to file a Form 15 with the SEC to terminate the registration of the ADRs and ordinary shares, thereby suspending our obligation to file annual and other reports with the SEC. After the delisting, our shares will continue to trade in the TASE and we will continue to make public reports in accordance with the Israeli securities laws and regulations.

7B.	RELATED PARTY TRANSACTIONS

Subcontractor Agreement

          Mr. Yehoshua Gibstein, an alternate director for Mr. Hanania Gibstein, indirectly owns 57% of Geyser Communication Services Ltd. Geyser Communication Services Ltd. owns 79% of the shares of Cabletek Ltd. In 1995, we entered into a subcontractor agreement with Cabletek Ltd. Under this agreement Cabletek Ltd. served as our subcontractor for building our network and operating our cable television services in certain communities within our franchises. As of the years ended December 31, 2002, 2003 and 2004, we paid Cabletek Ltd. a total of approximately NIS 2.9 million, NIS 2.4 million and NIS 1.5 million, respectively. As of the period beginning January 1, 2005 and ended May 31, 2005, we paid Cabletek Ltd. a total of approximately NIS 0.8 million.

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

Investments With Shareholders

          In May 2000, we decided that together with other of our former shareholders, we will invest in start-up companies which engage in the fields of Internet, cable television, data communications, applications, content, infrastructure and Internet Protocol telephony.

          To this end, Nonstop Ventures Ltd. was formed by several of our shareholders, in which we hold, as of November 2002, 50% of the issued share capital, following the exercise of an option granted to us under a memorandum of understanding dated December 31, 2000, as amended. Pursuant to the exercise of the said option, 50% of certain amounts we invested and loans we made on behalf of Nonstop Ventures Ltd. are deemed to be provided by us to Nonstop Ventures Ltd., in consideration of the issuance to us of a non-convertible promissory note by Nonstop Ventures Ltd., and the transfer and assignment to Nonstop Ventures Ltd. of our rights and obligations towards third parties in connection with such investments and loans. The shareholders of Nonstop Ventures Ltd. have agreed to finance its operations in proportion to their respective holdings in the share capital of Nonstop Ventures Ltd. up to a total sum of US$ 15 million. Investments made by the respective shareholders in Nonstop Ventures Ltd. prior to October 30, 2002, are in consideration of the issuance to such shareholders of non-convertible promissory notes by Nonstop Ventures Ltd.

          As of December 31, 2004, we and the other shareholders invested through Nonstop Ventures Ltd. in a few start-up companies an amount of approximately US$ 5.8 million. Of the aggregate investment, we invested approximately US$ 2.9_million. This amount does not include costs related to such investments such as wages, consultant fees, legal fees, etc. Due to, among other things, market factors, the financial situation of these companies and our accounting policies, these investment amounts were reduced in our financial records, and were set in our financial statements for the year ended December 31, 2004, at a value of approximately US$ 0.3 million.

B-Point Agreement

          On May 5, 1997 we entered into two agreements with B-Point Systems Ltd., a company owned by Mr. David Binmovitch, who is the son-in-law of Mr. Shmuel Dankner, the former Chairman of our board of directors. Under these agreements, B-Point Systems Ltd. provides us with cable television installation services, and sets up and maintains our cable television networks. For the years ended December 31, 2002, 2003 and 2004, we paid B-Point an amount of approximately NIS 12.5 million, approximately NIS 11.5 million and approximately NIS 11.7 million, respectively.

Delek Agreement

          On April 17, 2005, our board of directors approved an agreement, dated March 1, 2005, between us and Delek, our principal shareholder, according to which Delek shall provide us with automatic fueling services through computer systems, which is known as Dalkan Delek, for our vehicles at a discounted rate.

Negotiations with Cabletek Ltd.

          Mr. Yehoshua Gibstein, an alternate director for Mr. Hanania Gibstein, indirectly owns 57% of Geyser Communication Services Ltd. Geyser Communication Services Ltd. owns 79% of the shares of Cabletek Ltd. Cabletek Ltd. operates our cable television services in Judea and Samaria. We are in negotiations with Cabletek Ltd. for the purchase of assets (including equipment) and rights and obligations of Cabletek with respect to its activities in the field of providing cable broadcasting services.

          See also Note 22 to the financials statements attached in Item 18 for details of additional related party transactions.

7C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          Audited financial statements for the three fiscal years ended December 31, 2004 are included at “Item 18. Financial Statements”.

Legal and Arbitration Proceedings

          In addition to the legal proceedings discussed below, we are a party to a number of legal and administrative proceedings arising in the ordinary course of our business. We do not expect the outcome of such matters in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

          (a)          On April 22, 1999, a lawsuit and application to recognize the suit as a class action were filed in the Tel-Aviv-Jaffa District Court against us. The suit alleges that we constitute a monopoly, and that we adversely exploit our position in the market, in a manner which is, or may be, damaging to the general public, among other things, by setting and collecting an unreasonable and unfair price for the services we provide. The plaintiff is seeking, among other things, that we be required to reduce the subscriber fees we collect and to pay our subscribers compensation in connection with the subscriber fees we collected from May 10, 1996 through April 1, 1999. In this context, the plaintiff claims he has sustained damages in an amount of reported NIS 1,387 and the sum of compensation due to all of the members of the class in the action, if certified as a class action, amounts to reported NIS 360 million. The plaintiff is further claiming compensation for alleged damages caused to all of the members of the class in the action, if certified as a class action, from the date of filing the lawsuit up to the date judgment is rendered. In addition, the plaintiff is claming a mandatory injunction, according to which we will be obliged to reduce the service fees which we charge from our subscribers. We opposed the action being certified as a class action, claiming that the motion lacks any material substance, inter alia, on grounds that the plaintiff disregarded the high investments we made in infrastructure and equipment, that the franchise we were granted for cable television broadcasts is limited in time, the comparisons made by the plaintiff between our company and foreign companies dealing in cable television broadcasts in countries where the situation is very different are not relevant to our modus operandi, and finally because the subscriber fees we charge are subject to supervision and highly regulated.

          At the beginning of the hearing of the request, it was stated that the clarification of the request will be joint with similar requests that were filed against the cable television operators Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, see below). After the unification of proceedings and pursuant to the arrangement reached by the parties and which was validated as a court decision, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other cable television operators).

          On August 21, 2003, the Court dismissed our claims and determined that the expenses of the proceeding would be determined at the conclusion of the proceeding. The Court found, among other things, that the cable television operators are not entitled to benefit from the immunity provided under Section 6 of the Torts Ordinance and the decision of the Restrictive Business Practices Court in a similar matter that was granted in the past did not constitute binding precedent on us. According to the procedural settlement reached by the parties, the Court must still hear the remaining claims set forth in the application to recognize the suit as a class action, and the responses of the cable television operators to the action. In a pre-trial hearing held on November 26, 2003, the Court determined that the proceedings against the various cable television operators would be separated and first the application to recognize the suit as a class action against us would be heard.

          The parties reached a procedural arrangement concerning the hearing proceeding according to which no examinations shall be conducted and each party shall submit its summations. According to the said agreement, the summations on behalf of the petitioner were submitted on April 1, 2005 and the summations on our behalf were submitted on June 22, 2005. The petitioner is entitled to submit a response to our summations by August 14, 2005.

          (b)          On November 8, 1999, the Controller of Restrictive Business Practices, declared us to be a monopoly in the field of providing multi-channel television broadcasts for payment, in the regions in which we operate. On December 28, 1999, we filed an appeal against this determination with the Restrictive Business Practices Court. In our appeal, we claim, among other things, that the Controller’s declaration should be revoked (i) due to lack of due process, including, among other things, that the declaration lacks an appropriate factual foundation, and (ii) on merit, due to the fact that in the relevant market we do not provide over 50% of the services in our license areas in which we operate and therefore we are not a monopoly in this market. The Controller counter-claimed our appeal, requesting that it be dismissed, together with appeals filed by the other cable television operators on the same issues. The Restrictive Trade Practices Court concluded the deposition stage of the appeal on October 30, 2001, and the parties have submitted their summaries to the Court. In October 2004, the Restrictive Business Practices Court dismissed our appeal.

          (c)          On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the cable television operators, including our company, by the Association for the International Collective Management of Audiovisual Works – AGICOA, or AGICOA, an international association of producers of cinema and television works. The aggregate sum of the claim is not less than approximately US$ 171 million and for the purpose of court fees was limited to an initial sum of US$ 20 million. AGICOA is an organization that represents numerous producers in a suit against the cable television operators for the alleged breach of copyrights of the represented producers due to the re-transmission of programs by the cable television operators. AGICOA is also claiming unjust enrichment on the part of the cable television operators and that they be ordered to submit their accounts. In our statement of defense, filed on July 9, 2000, we claim, among other things, that AGICOA have no right to file this claim in light of the restrictive business practices laws in Israel. The dispute was transferred by the Court to mediation in the second quarter of 2001. The mediation was not successful and the matter was returned to the Court. At a preliminary hearing held on June 18, 2002, the Court ruled to delay its decision in this matter pending resolution of the Israeli Supreme Court in a further hearing in another matter, which the Court believes will have material implications on all or part of this dispute. However, the Court determined that the preliminary proceedings in this dispute may be commenced and completed. On November 26, 2003, another preliminary hearing was held in which it was agreed that the date for completion of preliminary proceedings would be postponed until after the delivery of the judgment of the Supreme Court in the further hearing mentioned above.

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

          In January 2005, the parties completed the discovery proceedings and therefore in the context of the preliminary proceedings, disclosing additional information and questionnaires remain to be completed.

          On July 27, 2004, Tevel’s trustee notified the Court (with the consent of the plaintiff) of the cessation of these proceedings with respect to Tevel and Gvanim Cable Television Company Ltd., or Gvanim, in light of the entrance into effect of the arrangement of creditors of these companies. On July 28, 2004, the Court approved this notification.

          (d)          In September 2000, a claim was filed in the Tel-Aviv-Jaffa Labor Court against our company by a plaintiff who claims that an employer-employee relationship existed between him and our company and that as a consequence, our company is required to pay him the amount of an adjusted NIS 2.6 million in respect of severance pay and other salary components. In parallel, in September 2000, our company and its subsidiary, Cable Systems Media Haifa-Hadera Ltd., filed a monetary claim with the Netanya Magistrates Court in an amount of at least NIS 786 thousand (subject to adjustment) contending that the plaintiff violated, in a basic and severe manner, undertakings to deliver an advanced telemarketing system to our company and its subsidiary. This claim was transferred to mediation by the Netanya Magistrates Court, which was not successful. On November 15, 2001, the Netanya Magistrates Court issued a resolution joining the above two claims to be heard in the Tel-Aviv Jaffa District Labor Court. The parties’ affidavits have been submitted to the Court and a preliminary hearing was held.

          (e)          On December 3, 2002, a lawsuit and application to recognize the suit as a class action were filed in the Tel Aviv-Jaffa District Court against us, the other Israeli cable television operators, the Council and the Ministry. The suit, filed by seven plaintiffs, alleges that we and the other cable television operators violated the terms of the approval of the Council for the transmission of the pay sport channel (offered to subscribers through the tiering services) since we and the other cable television operators did not maintain certain programs in the original sport channel which is part of the basic packages offered to subscribers. The plaintiff seeks to represent a group of 1,050,000 subscribers. The plaintiffs requested that we and the other cable television operators pay compensation to all of the members of the class in the action, if certified as a class action, in a total amount of approximately NIS 302 million as of the date of the motion, plus NIS 25.2 million for each additional month from the date the suit was filed up to the date judgment is rendered by the Court. Our proportionate share based on the ratio of number of subscribers as of May 31, 2005, is approximately NIS 80 million, in addition to a monthly amount of approximately NIS 6.7 million accumulating from the date the claim was filed until a ruling is rendered. A response to the application was submitted to the Court on behalf of all of the respondents. In our response, we opposed the action being certified as a class action on grounds that the class of persons of the claim fail to meet the legal requirements of such an action due to differences between the claimants that exist on the level of the content of the broadcasts (program preference), as well as on the level of the damages being claimed, and that the cable television operators and the original cable sport channel producer have complied with most of the terms of the Council’s approval. On May 27, 2004, the application to recognize the suit as a class action against us was denied. On July 5, 2004, the petitioners submitted an appeal to the Supreme Court seeking to overturn the ruling of the District Court. The parties submitted their summations. The date for a hearing of the appeal in the Supreme Court is set for January 9, 2006.

          (f)          On August 28, 2002, a lawsuit and application to recognize the suit as a class action were filed in the Tel Aviv-Jaffa District Court against us and the other Israeli cable television operators. The suit, filed by three plaintiffs, alleges that we and the other cable television operators did not connect residents of peripheral settlements who are the members of the class in the action. The claim is for indemnification of residents in settlements for not being connected to the cable networks within 6 years of the date on which the cable franchises were granted. The plaintiffs are seeking that we and the other cable television operators pay compensation to all of the members of the class in the action, if certified as a class action. In accordance with the suit, our portion of the claimed compensation is approximately NIS 139 million. We and one of the other cable television operators, Golden Channels & Co., or Golden Channels, filed a motion to dismiss the suit without prejudice, due to the dismissal of a lawsuit identical in substance to this suit. The Court determined that the motion for dismissal of the suit without prejudice will be heard together with the application to recognize the suit as a class action. We and Golden Channels filed a response to the application to recognize the suit as a class action. The plaintiffs submitted their reply regarding the request to dismiss the claim without prejudice, and we and Golden Channels filed a response to the plaintiff’s response. The plaintiffs’ request to join the hearing as creditors of Tevel was dismissed by the court. No date was scheduled for a hearing.

          (g)

          (1) On November 27, 2002, Warner Bros. International Television Distribution (“Warner”) filed a lawsuit against Tevel in a court in California seeking, inter alia, a monetary compensation of US$ 17 million (“Warner lawsuit in California”), on the grounds that the agreement from July 13, 1999, pursuant to which, Tevel (through which all the cable television operators) acquired from Warner the rights to broadcast films, was breached and consequently was rescinded by Warner.

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

          The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which approved the debt for Warner in the amount of US$ 182 thousand only) and approve Warner a debt in the aggregate of US$ 17 million and alternatively US$ 12 million.

          On September 1, 2004, the Court dismissed the amended appeal with respect to the proof of debt determining that the Warner’s appeal contradicts the law and its entire substance is nothing but an attempt to generate high profit in an unjust and extraordinary manner at the expense of the ordinary creditors of Tevel. In view of the extraordinary circumstances and the scope of litigation, the Court ruled that Warner shall pay Tevel expenses and legal fees.

          On October 5, 2004, Warner filed an appeal with the Supreme Court. Simultaneously, Warner filed, on that very day a motion for stay of performance with respect to the ruling dated September 1, 2004, with the Court and an urgent motion for hearing of the said motion. On October 5, 2004, the Court rendered a ruling according to which, the facts referred to in the motion for stay of performance were not supported by an affidavit and it was further determined that the motion is inappropriate to be heard ex parte and the case shall be scheduled for hearing. In addition, the court instructed the trustee to take into consideration the fact that a motion for the stay of performance proceeding was filed. On November 24, 2004, a reply to the motion for stay of performance was filed on behalf of the trustee and on January 17, 2005, a reply on behalf of the Official Receiver was filed.

          On February 9, 2005, the Court rendered its ruling in the matter of the motion for stay of performance. The court indicated that it is of the opinion that the prospects of Warner’s appeal to prevail are remote. However, due to the concern that if the stay of performance is not granted the factual situation shall be irreversible (in the event that a decision in the appeal shall be rendered in favor of Warner) and in order not to completely nullify the appeal, the court instructed that until a ruling in the appeal is rendered the trustee shall withhold an amount of US$ 4 million, which would be necessary for dividend distribution to Warner if the Court shall render a judgment in favor of Warner in the appeal. The stay of performance is contingent upon a deposit of a bank guarantee by Warner in the amount of NIS 2 million to secure the creditors’ damages. The said amount was imposed in addition to the guarantees that may be determined by the Supreme Court as a prerequisite for hearing the appeal. The hearing of the appeal in the Supreme Court is scheduled for September 19, 2005.

          (2) On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as detailed in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least US$ 16 million in addition to expenses. In addition, among other things, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held on March 31, 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the complaint and the counterclaim was held during January 2004 and on February 2004 the parties filed their summaries. In Warner’s post trial brief it requested compensation in the amount of approximately US$ 25 million. Golden Channels requested compensation in the amount of approximately US$ 3.8 million.

          On September 29, 2004, the district court in Los Angeles, California, ruled in favor of Warner. The district court awarded Warner damages in the amount of approximately US$ 19.3 million (excluding attorney fees) and rejected Golden Channels’ counterclaims in the matter. The Court originally entered judgment for Warner in the amount of US$ 19 million. The Court subsequently granted Golden’s motion to amend the judgment to deduct US$ 0.6 million in tax certificate damages, and Warner’s motion to add US$ 0.65 million in prejudgment interest. Following an amendment, the judgment awarded Warner damages of US$ 19.4 million, US$ 0.2 million in costs, and US$ 2.3 million in attorney’s fees and other costs, for a total judgment amount of US$ 21.7 million (the “Final Amended Judgment”).

          On March 7, 2005, Golden Channels filed a notice of appeal, pursuant to which, it appeals to the Unites States Court of Appeals for the Ninth Circuit from the Final Amended Judgment, including other prior orders and decisions granted by the Court.

          On March 21, 2005, Warner filed a notice of cross appeal pursuant to which it appeals to the United States Court of Appeals for the Ninth Circuit from the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest, as reflected in the Final Amended Judgment, including all orders and decisions pertaining thereto that are or may be merged into the Final Amended Judgment.

          Pursuant to an agreement among the Israeli cable television operators (including Golden Channels, Tevel and us) and Hot Vision, we are required to indemnify Golden Channels (through HOT Vision) for approximately 26.6% of the damages awarded to Warner, which will actually be paid by Golden Channels amounting to a maximum of approximately US$ 5.8 million.

          (3) On or about the filing date of the above lawsuits, Warner drew-down letters of credit it was granted by Golden Channels and Tevel in the amount of US$ 5 million each. Further to the above lawsuits and a demand made by Tevel and Golden Channels, Hot Vision board of directors resolved that, in principle, Hot Vision shall bear the amounts borne or to be borne by Tevel and Golden Channels with respect of the forfeiture of letters of credit, as detailed above, and in respect of the aforesaid agreements with the major studios, including their termination and related expenses and/or in respect of legal proceedings taken as above, subject to indemnification by its shareholders to cover these amounts.

          For information on an indemnification agreement entered into between the cable television operators and HOT Vision, see “Item 4B. Business Overview -- HOT Vision and Cooperation of Cable Television Operators in Production of Broadcasting.”

          (h) In December 31, 2003, Eshkolot – The Israeli Artists Society for Performers’ Rights Ltd., or Eshkolot, filed an action in the District Court of Tel Aviv-Jaffa against us and the other two cable television operators for certain payments, for temporary and permanent injunctions, and to give instructions to Tevel’s trustee. Eshkolot claims that, since January 1, 2003, the cable television operators broadcast programs in violation of the rights of Israeli performers held by Eshkolot in that such broadcasts were made without Eshkolot’s consent and without the payment of royalties. In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to receive a usage payment of NIS 8.5 million as compensation for 2003 royalties (net of payments already transferred to Eshkolot), and that, from now on in each year the cable television operators will have to pay this amount including linkage differentials and to update such royalties relative to increases in the number of broadcasting minutes of protected performances. Additionally, Eshkolot requested to obligate the cable television operators to pay the maximum statutory compensation, as set in the Copyrights Law, in the total amount of NIS 24.3 million. Eshkolot also requested a permanent injunction order against the cable television operators that will prohibit the broadcast of protected performances employing performers’ rights held by Eshkolot, unless expressly authorized by Eshkolot. Further, the Court was requested to give a temporary injunction to prohibit the cable television operators from broadcasting performances employing performers’ rights held by Eshkolot, if an advance express written authorization from Eshkolot does not exist, until the hearing and the decision in Eshkolot’s primary claim for compensation for violating performers’ rights and in the request for the permanent injunction against the cable television operators.

          On May 13, 2004, the court approved the parties notice of arbitration and the case was forwarded to arbitration with instructions to strike the suit with no order for expenses.The statement of complaint on behalf of Eshkolot, in the arbitration, was filed on June 25, 2004. The amount of the claim, which significantly exceeds the amounts that were paid previously to Eshkolot by the cable television operators pursuant to the agreement that was valid until 2002, is NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004-2006. Eshkolot argues that this is the “appropriate royalty” as implied in the Performers and Broadcasters Rights Law – 1984, which is to be paid each year.

          The statement of defense on behalf of the cable television operators was filed on August 3, 2004. In the statement of defense, the cable television operators refute Eshkolot’s arguments, inter alia, concerning the scope of the use of its repertoire and claim that in view of the various developments in the communications market in Israel, and particularly in view of entering of competitors to the market such as Yes, the amount of the royalties paid to Eshkolot should be decreased. It is further argued that Eshkolot is not the owner of rights in certain musical works, which it refers to within its claim, since the performing artists exclusively assigned their rights to production companies. The Company also claims that Eshkolot misused its monopolistic powers in the market in order to impose unreasonable prices on its consumers.

          On January 30, 2005, Eshkolot requested the arbitrator, due to the prolongation of the arbitration proceedings, to order the cable television operators to pay Eshkolot an intermediate payment in the amount of NIS 11.5 million for the years 2003-2005, in addition to the sum of NIS 3.5 million, which the cable television operators already paid to Eshkolot prior to the commencement of the arbitration proceedings.

          On February 15, 2005, the cables companies filed their response, claiming that: (i) the request has no legal grounds based on the arbitration agreement; (ii) the arbitrator has no authority to rule in this matter; (iii) the causes for this request have not occurred; and (iv) the request was filed in bad faith and abuses the court proceedings.

          On February 25, 2005, the parties filed a request to postpone all legal procedures (including the request for the intermediate payment) in order to try to enable them to conduct negotiations. The negotiations between the parties have not yet been concluded. cable television operators

          (i) On April 11, 2005, the Israeli Records and Cassettes Federation (the “Federation”) filed in the District Court of Haifa a claim against the Company and the other cable television operators as well as a request for payment of temporary royalties. The Federation seeks to represent the Israeli record companies as well as foreign record companies that impressed musical compositions on records and compact disks, which the cable television operators broadcast.

          The Federation seeks a permanent injunction that shall prohibit the cable television operators to use the compositions, which are included in the Federation’s repertoire. The Federation further notified the Court that it shall be willing to withdraw the claim for permanent injunction subject to payment by the cable television operators of the license fees in the amount demanded by the Federation or determined by the Court.

          The Federation contemplated that since March 15, 2004 the cable television operators broadcast programs in violation of the rights held by the Federation, due to the fact that the agreement between the cable television operators and the Federation terminated on December 31, 2002 as well as the temporary license rendered by the Federation to the cable television operators in order to negotiate and execute a new agreement. The Federation claims that although the cable television operators acknowledge its rights they continue to use the compositions included in the Federation’s repertoire and violate the law.

          The Federation noted that it reserves the right to request a preliminary injunction. The Federation further noted its consent that the Court shall render a judgment in way of granting the operative legal ruling without furnishing any reasoning. In addition the Federation informed the Court of its consent to arbitration proceedings. The Court is further requested to instruct the cable television operators to pay the Federation interim royalties until a judgment is rendered. The Federation presented two main models in respect of a calculation of the royalties as follows: (a) payment in the amount of 0.26% – 0.3% of the income of the cable television operators (plus VAT); (b) payment of yearly royalties in a fixed sum per subscriber (plus VAT).

          The Federation requested the Court to oblige the cable television operators to pay permanent royalties in the sum of US$ 2 per each subscriber that does not receive the audio channels or US$ 5 per each subscriber that receives the audio channels.

          The cable television operators submitted the response to the request for payment of temporary royalties and the statement of defense on June 6, 2005. In the response, the cable television operators claimed, inter alia, that the request made by the Federation for the payment of temporary royalties was not timely and was not submitted in good faith. In addition, the cable television operators claimed that the amount of the request was extremely unreasonable in that it exceeded 11 times the amount of the highest royalty amount paid to the Federation during the term of the agreement. In that matter, the cable television operators claimed that the request for payment of temporary royalties can be in an amount up to US$ 200,000, which is the contractual amount that was paid to the Federation during the term of the agreement. The date of the hearing was set for July 6, 2005.

          (j) We currently have the following tax matters pending:

(1)

In light of a disagreement with the Tax Authorities, the Company and Cable Systems Media Haifa-Hadera Ltd., a wholly owned subsidiary of ours, received in 2002 and 2004, tax orders for tax years 1997 – 2001. Under these orders, the Company and Matav Haifa are required to pay additional aggregate amount of NIS 52 million (not including interest and CPI linkage) and to decrease their carry forward loss for the years 2000-2001 by NIS 96 million. The Company and Matav Haifa disagree with those mentioned tax orders. Management’s opinion, based on the evaluation of its external advisers, has well founded arguments against all the claims included in these tax orders and therefore the Company intends to appeal against these tax orders. In light of previously non-concluded discussions and an unwritten understanding with the Tax Authorities, the Company recorded in the financial statements as of December 31, 2004, a provision of approximately NIS 6.5 million with respect to the aforementioned tax orders.

(2)

In May 2004, a subsidiary of ours, Matav Investments Ltd., received assessments for tax years 1998-2001 and a tax order for 2002. The tax order for 2002 included a requirement to pay a tax amount of NIS 114 million. In addition, with respect to 2002 tax order, a deficit penalty was imposed on the Company in the amount of NIS 18 million (including interest and CPI linkage). According to the opinion of the Company’s management, based on the evaluation of its external advisers, the Company has well founded arguments against these assessments and the mentioned penalty and therefore no provision has been made in the Company’s accounts for the above-mentioned deficit penalty claim and the assessments for tax years 1998-2001. During 2005, Matav Investments signed an agreement with the tax authorities regarding the tax assessment for the years 1998-2001. The agreement does not have an effect on the financial statements.

Dividend Distribution Policy

          We have not adopted any dividend distribution policy and we cannot assure that we would pay additional dividends in the future. In the past we have distributed cash dividends. See “Item 3A. Key Information – Selected Financial Data – Payment of Dividends to Shareholders”.

8B.	SIGNIFICANT CHANGES

          For information on Barak and the recent settlement with Barak’s creditors, see “Item 4B. Business Overview – International Telecommunication Services.”

          For information on our recent sale of shares in Partner, see “Item 4B. Business Overview -- Cellular Telecommunication Services.”

          Other than the matters mentioned above, no other significant change has occurred since the date of our financial statements.

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

					Tel Aviv Stock Exchange		Tel Aviv Stock Exchange
	Nasdaq ($ per ADS)		Nasdaq (NIS per ADS)		($ per ordinary share)		(NIS per ordinary share)
	High	Low	High	Low	High	Low	High	Low

Most recent five full financial years

2000	69.25	32.81	281.57	132.63	34.59	15.70	141.20	64.69
2001	34.25	9.74	140.70	38.45	17.02	5.22	69.90	22.75
2002	18.58	8.34	83.11	42.19	9.20	4.27	40.82	20.58
2003	16.59	9.91	74.26	48.43	8.13	4.96	36.31	24.22
2004	20.39	15.0	92.88	66.08	10.21	7.07	46.16	31.55

Most recent two full financial years

2003
First Quarter	12.0	9.91	56.24	48.43	5.87	4.96	28.51	24.22
Second Quarter	15.70	11.76	71.65	54.78	7.65	6.22	35.02	27.60
Third Quarter	13.50	11.44	58.68	50.69	6.95	5.85	29.87	25.92
Fourth Quarter	16.59	12.77	74.26	57.30	8.13	6.63	36.31	29.28

2004
First Quarter	20.25	15.0	90.78	66.08	10.0	7.68	44.98	33.82
Second Quarter	20.39	17.0	92.88	78.17	10.21	9.02	46.16	40.47
Third Quarter	19.39	15.01	87.02	67.64	9.63	7.59	43.21	34.45
Fourth Quarter	16.79	14.1	74.43	62.46	8.59	7.07	37.90	31.55

Most recent six months

December 2004	16.33	14.3	71.31	62.39	8.01	7.36	34.97	31.89
January 2005	16.69	15.18	72.7	66.32	8.12	7.32	35.49	32.29
February 2005	15.9	14.64	69.64	63.86	8.31	7.51	36.37	32.79
March 2005	16.75	15.21	72.33	65.92	8.94	7.69	38.56	33.44
April 2005	16.00	15.34	69.82	66.51	8.23	7.78	35.93	34.0
May 2005	18.45	15.39	80.45	67.96	9.36	7.87	40.82	34.74

9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

          Our ADSs are quoted on the Nasdaq National Market under the symbol “MATV” and our ordinary shares are traded on the Tel Aviv Stock Exchange.

          We intend to delist voluntarily from the Nasdaq National Market and to terminate our American Depositary Receipt (ADR) program in the future. Our board of directors will examine the timing of such termination in the next few months. We intend to file a Form 15 with the SEC to terminate the registration of the ADRs and ordinary shares, thereby suspending our obligation to file annual and other reports with the SEC. After the delisting, our shares will continue to trade in the TASE and we will continue to make public reports in accordance with the Israeli securities laws and regulations.

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

The Powers of the Directors

          The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote compensation to themselves or any members of their body requires the approval of the audit committee and the shareholders at a general meeting. For information regarding approval of related party transactions and fiduciary duties of directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions.”

          Subject to applicable laws, the powers of our directors to borrow are not limited, except in the same manner as any other transaction by the company.

          Our articles do not limit the age of retirement of our directors.

          Directors in our company are not required to hold shares for director qualification.

Rights Attached to Shares

          Our registered share capital consists of a single class of 100 million ordinary shares, par value NIS 1.00 per share, of which 30,220,476 ordinary shares were issued and outstanding as of December 31, 2004, and 30,222,774 ordinary shares were issued and outstanding as of May 31, 2005. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

          Seven years after a dividend has been declared and is still unclaimed, the person so entitled to it is deemed to have waived his or her right to receive such dividend and such amount is returned to the company. We are not obligated to pay interest or linkage on an unclaimed dividend.

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

          Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require approval by the holders, in a general meeting, of a majority of the voting rights represented at the meeting, in person or by proxy, and voting on the matter. Under our articles of association, a special majority is required to approve a change of rights attached to a certain class of shares or to cancel a class of shares. See “Item 10B. Additional Information – Memorandum and Articles of Association – Changing Rights Attached to Shares”.

          Under our articles of association, our directors are appointed by a simple majority of our shareholders at a general meeting, duly convened, and they serve until the next annual meeting or until earlier termination of their office pursuant to our articles of association, provided that, external directors shall be elected in accordance with applicable law and/or relevant stock exchange rules applicable to us. For information regarding the appointment of external directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices – Independent Directors and External Directors.”  In each annual general meeting the directors that were elected at the previous annual general meeting are deemed to have resigned from their office. A resigning director may be reelected.

          According to our articles of association each ordinary share represents one vote. The ordinary shares do not have cumulative voting rights in the election of directors.

          Currently, our articles of association provide that a majority of our board of directors, entitled to participate, may appoint additional directors, up to the maximum number permitted.

Rights in the Company’s profits

          Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. See “Item 10B. Additional Information – Rights Attached to Shares – Dividend Rights.”

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

Anti-Takeover Provisions; Mergers and Acquisitions

          Our Cable Broadcast Licenses and HeadEnd License, and the HOT Telecom Infrastructure Licenseinclude restrictions regarding changes of means of control of the Licensees. See “Item 4B. Information on the Company – Business Overview – Our Licenses – Restrictions Upon Changes of Means of Control”. In accordance with the Cable Broadcast Licenses, the restrictions set forth in these licenses regarding changes of means of control of the licensees have been entrenched in our articles of association, as approved by our shareholders at the annual general meeting of October 31, 2002.

          The Israeli Companies Law allows for mergers, provided that each party to the transaction obtains the approval of its board of directors and subject to certain exceptions, a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For the purpose of the shareholder vote, unless a court rules otherwise, a merger will not be deemed approved if a majority of the voting rights held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. Finally, a merger may not be completed unless 30 days have passed from the time in which each of the merged companies’ shareholders have resolved to merger, and, at least 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company.

          The Companies Law also provides, subject to several exceptions, that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would hold 25% or more of the voting rights of the company and there is no existing shareholder of the company who holds 25% or more of the voting rights of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold more than 45% of the voting rights of the company and there is no existing shareholder of the company who holds more than 45% of the voting rights of the company. In any event, if as a result of an acquisition of shares a purchaser would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all shares that the purchaser offered to acquire are transferred to such purchaser. However, the remaining minority shareholders may seek to alter the consideration by court order.

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

—

Arrangements in connection with the proposed merger of the Israeli cable television operators. For information, see “Item 4B. Information on the Company – Business Overview – Agreement for a Merger of the Cable Television Operators”.

—	Limited Partnership Agreement among the three cable television relating to HOT Telecom L.P., dated October 2003.

—	Agreement relating to the establishment of HOT Telecom Ltd., dated October 2003.

10D.	EXCHANGE CONTROLS

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

          Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAX

          The following is a summary of the current tax laws of the State of Israel as they relate to us. The following also includes a discussion of the material Israeli tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future of the appropriate tax authorities or the courts. This discussion is not intended and should not be construed as legal or professional tax advice, may not apply to all shareholders, and does not cover all possible tax considerations.

General Corporate Tax Structure

          Israeli companies are generally subject to income tax on their taxable income at the corporate tax rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

Recently, the Israeli Ministry of Finance has published a memorandum proposing an amendment  to the Israeli Tax Ordinance [New Version], 1961 (“ITO”) – under which the corporate tax rate will be reduced gradually to 25%, as follows: 31% for the 2006 tax year; 29% for the 2007 tax year; 27% for the 2008 tax year; 26% for the 209 tax year; and 25% for the 2010 tax year and thereafter. In order to enact such proposal as legislation, it must be approved by the Israeli parliament and published. Because we cannot predict whether, and to what extent, such proposal will eventually be enacted into law, we face uncertainties as to the potential consequences of such proposal.

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

Stamp Duty

          The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.

          Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could adversely affect our results of operations.

          In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

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

          The aforementioned memorandum proposing an amendment of the ITO, which is intended to come into effect on January 1, 2006, proposes to reduce the tax rate applicable to distributions of dividends to a rate of 20% for individuals, excluding a shareholder holding a controlling interest who shall continue to be subject to a 25% tax rate on such distributions. As aforesaid, such proposal has yet to be enacted as legislation, and we cannot predict whether, and to what extent, such proposal will eventually be enacted into law.

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

Capital Gains Tax

General

          Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder country of residence provides otherwise. The law distinguishes between Real Gain and Inflationary Surplus. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Real Gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003 are taxed at a rate of 25% for both individuals and corporations. According to the aforementioned memorandum proposing an amendment of the ITO, it is proposed to reduce the aforementioned tax rate for individuals to 20%, excluding with respect to a shareholder holding a controlling interest who shall continue to be subject to a 25% tax rate.

Taxation of Israeli Residents

          Generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, or (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock exchange or regulated market outside (such as us). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the capital gain will be taxed at a rate of 25%) and does not apply to: (i) the sale of shares to a relative (as defined in Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities (who will be taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals); (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (who will be taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to our initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          According to the memorandum proposing an amendment of the ITO, the tax rate applicable to capital gains from the sale of traded securities will be generally be increased to 20% for individuals (instead of 15%) and unified with the tax rate applicable to capital gains from the sale of non-traded assets. Israeli corporations will be subject to corporate tax rates on such gains and the applicable provisions of the the Inflationary Adjustments Law will be cancelled.

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

Taxation of Residents of the United States under the U.S. Treaty

          Residents of the United States generally will be subject to withholding tax in Israel deducted from dividends paid, if any, on our ordinary shares. Generally, under the Convention between the Government of the United States and the Government of the State of Israel with respect to Taxes on Income (referred to as the “US Treaty”), the maximum Israeli withholding tax on dividends paid to a holder of ordinary shares or ADSs who is a resident of the United States (as defined in the US Treaty) will be 25% (and if such shareholder is a U.S. corporation holding at least 10% of the issued voting power throughout the tax year in which the dividend is distributed as well as the previous tax year then, the maximum Israeli withholding tax on dividends is 12.5%).

          The US Treaty exempts from taxation in Israel any capital gain realized on the sale, exchange or other disposition of ordinary shares or ADSs by a holder that is a resident of the United States for purposes of the US Treaty, and that owns directly or indirectly, less than 10% of our voting power at all times during the 12-month period preceding such sale, exchange or other disposition, provided such capital gain cannot be allocated to a permanent establishment of the such holder in Israel.

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

Repatriation

          Non residents of Israel who acquire any of our ADSs using non Israeli currencies will be able to repatriate dividends, liquidation distributions and the proceeds from the sale of such ADSs, into non-Israeli currencies at the rate of exchange prevailing at the time of repatriation provided that any applicable Israeli income tax has been paid, or withheld, on such amounts if applicable.

U.S. TAX

United States Federal Income Tax Considerations

          Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a holder of ordinary shares, referred to for purposes of this discussion as a “U.S. holder,” that is:

—	a citizen or resident of the United States;

—	a corporation created or organized in the United States or under the laws of the United States or of any state;

—	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

—

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

—	In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. holder, referred to as a “Non-U.S. holder,” are discussed below.

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

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated there under and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-marketing accounting;

—	are tax-exempt organizations;

—	are financial institutions or “financial services entities”;

—	hold ADSs or ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

—	own directly, indirectly or by attribution at least 10% of the Company’s outstanding voting shares;

—	acquire their shares in a compensatory transaction; or

—	have a functional currency that is not the dollar.

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

Credit for Israeli Taxes Withheld

          Subject to certain conditions and limitations, U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must generally be determined on an individual basis by each shareholder. The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. However, a U.S. holder who is a natural person may elect not to be subject to the foreign tax credit limitation rules if all of that U.S. holder’s foreign source income is qualified passive income and his or her creditable foreign taxes do not exceed US$ 300, or US$ 600 for joint returns, in a taxable year. Qualified passive income includes dividends and other amounts, but only to the extent the U.S. holder receives a Form 1099 or similar payee statement with respect to that qualified passive income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Special rules apply in determining the foreign tax credit limitation with respect to qualified dividend income that is subject to the maximum 15% tax rate.

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

—

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

—

the entire amount of gain that was realized by a U.S. holder upon the sale or other disposition of ordinary shares will also be treated as an “excess distribution” and will be subject to tax as described above.

—

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

          The Company believes that it was not a PFIC in 2004. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that the Company will not become a PFIC.

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

—

such item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States;

—

the Non-U.S. holder is an individual who holds ADSs or the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the Non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

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

Risks Deriving from Exchange Rates

          As of December 31, 2004, we had liabilities denominated or linked to foreign currency in an aggregate amount of approximately NIS 58.6 million, and assets denominated or linked to foreign currency in an aggregate amount of approximately NIS 2.4 million. All of our programming expenses and a portion of our other expenses are denominated or linked to foreign currency (which, for the year ended December 31, 2004 was NIS 198.0 million). On the other hand, all of our revenues (which, for the year ended December 31, 2004, were NIS 584.6 million) are wholly denominated in shekels.

          During the years 2002, 2003 and 2004, in light of the fluctuation in the exchange rate of the U.S. dollar in relation to the NIS, we entered into derivative transactions to purchase U.S. dollars at predetermined exchange rates. As of December 2004, we had a call option to buy US$ 24 million. As a result of the above, we recorded a financial loss in our financial statements for the years ended December 31, 2002, 2003 and 2004, in the amount of about NIS 0.4 million, NIS 11.2 million and NIS 3.8 million, respectively.

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

          The financial statements as of the dates and for the reported periods subsequent to December 31, 2003 are presented in reported amounts, in conformity with accounting standards of the Israel Accounting Standards Board. The financial statements as of the dates and for the reported periods until the aforementioned date are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Public Accounting in Israel.

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

          In June 2003, we established a Disclosure Controls Procedure Committee and adopted Disclosure Controls and Procedures.

          We carried out an evaluation, under the supervision and with the participation of our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by the report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

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

Audit Fees

          For 2003 and 2004, we paid audit fees in the aggregate amount of approximately US$ 84,000 and US$ 120,000, respectively. Out of the total amounts paid for audit fees, we paid our principal accountant, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, aggregate amounts of approximately US$ 60,000 and US$ 120,000 for 2003 and 2004, respectively. Out of the total amounts paid for audit fees, we paid Kesselman & Kesselman, a member of PriceWaterhouse Coopers, aggregate amount of approximately US$ 24,000 for 2003. Audit fees consist of fees billed for the annual audit services engagements and other audit services which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audit; consents; and assistance with review of documents filed with the SEC.

Audit Related Fees

          We paid audit related fees in the aggregate amount of approximately US$ 75,000 to Kost Forer Gabbay & Kasierer in 2003 and US$ 115,700 in 2004. Audit related services fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting, reporting standards and internal control reviews.

Tax Fees

          For 2003 and 2004, we paid tax fees in the aggregate amounts of approximately US$ 119,000 and US$ 134,700, respectively. Out of the total amounts paid for tax fees, we paid approximately US$ 19,000 to Kesselman and Kesselman in 2003. Out of the total amounts paid for tax fees, we paid approximately US$ 100,000 and US$ 134,700 to Kost Forer Gabbay & Kasierer in 2003 and 2004, respectively.  Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refunds; tax consultations such as assistance and representation in connection with tax audits and appeals and tax planning services.

All Other Fees

          We did not pay any other fees in 2003 and 2004.

Pre-approval Policies and Procedures

          Our audit committee will approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          We have responded to “Item 18. Financial Statements” in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

          The following financial statements are filed as part of this annual report.

ITEM 19.	EXHIBITS

          The exhibits filed with or incorporated by reference into this annual report are listed on the index of exhibits below.

Exhibit Number	Description

***1.1	Matav’s Articles of Association, as adopted on December 31, 2000 and amended on October 31, 2002

*1.2	English translation of Matav’s Memorandum of Association

*2(a)	Specimen Certificate for American Depository Shares

**4(a)(i)-A	English summary of Merger Arrangement dated December 31, 2001

***4(a)(i)-B	English summary of final version of Merger Agreement dated February 2003

****4(a)(i)-C	English summary of Limited Partnership Agreement for HOT Telecom L.P., dated October 2003, as amended in November 2003.

****4(a)(i)-D	English summary of Agreement relating to the establishment of HOT Telecom Ltd., dated October 2003.

†4 (b)(ii)(b)-A

English translation of Cable Broadcast License dated April 30, 2002, as amended, granted to Matav- Cable Systems Media Ltd., and Cable Broadcast License dated April 30 2002, as amended, granted to Cable Systems Media Haifa – Hadera Ltd.

**4(b)(ii)(b)-C	English summary of Broadcasting HeadEnd License dated May 2, 2002 granted to Cable Systems Media Haifa – Hadera Ltd.

****4(b)(ii)(b)-D	English translation of Telecommunications Infrastructure License dated November 25, 2003 granted to HOT Telecom L.P.

***4(c)(1)	English translation of 2001 Senior Employee Option Plan

****4(c)(2)	English summary of principal terms of 2003 Option Plan

6	See Note 2(q) to our financial statements for information explaining how net loss per share information was calculated

8	List of Subsidiaries

10.1	Consent of Independent Auditors

12.1	Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-4822).

**	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2001.
***	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2002.
****	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2003.
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

HeadEnd:  refers to a collection of hardware, typically including, satellite dishes, satellite receivers, modulators, amplifiers and videocassette playback machines. After being processed, signals are then combined for distribution within the cable television network.

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

PVR: refers to personal video recorder. Refers to a device, based on large storage (hard-drive) and an easy-to-use user interface. PVR services allow the viewer to decide what content to record along with providing them with the convenience of being able to watch them whenever they want. PVR services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder.

SDH: refers to Synchronous Digital Hierarchy. SDH is the international standard for transmitting digital information over optical networks. It is a synchronous digital transport system with a built-in management channel for remote management of complex topologies.

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

VOD: refers to video on demand, a service that allows television viewers to instantaneously select and view a wide range of contents at any time they choose. VOD services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder.

SIGNATURES

          The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATAV – CABLE SYSTEMS MEDIA LTD.
/s/ Tal Peres

Name:	Tal Peres
Title:	Chief Financial Officer

Date:	June 30, 2005

/s/ Amit Levin

Name:	Amit Levin
Title:	Chief Executive Officer

Date:	June 30, 2005

MATAV - CABLE SYSTEMS MEDIA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

¾	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	¾	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

MATAV - CABLE SYSTEMS MEDIA LTD.

          We have audited the accompanying balance sheets of Matav – Cable Systems Media Ltd. (“the Company”) as of December 31, 2004 and 2003 and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders equity and cash flows – Company and consolidated – for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We did not audit the financial statements of a jointly controlled (proportionately consolidated) company whose assets included in consolidation constitute approximately 4.9% and 5.7% of total consolidated assets as of December 31, 2004 and 2003, respectively, and whose revenues constitute approximately 1% of total consolidated revenues for the year ended December 31, 2004. Also, we did not audit the financial statements of an affiliate (an available for–sale investment under US GAAP), the investment in which, at equity, amounted to NIS 91,334 thousand and NIS 65,373 thousand as of December 31, 2004 and 2003, respectively, and the Company’s equity in its earnings amounted to NIS 25,961 thousand, NIS 64,038 thousand and NIS 11,119 thousand for the years ended December 31, 2004, 2003 and 2002, respectively, in financial statements prepared under Israeli GAAP. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

          We conducted our audits in accordance with the Standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position – of the Company and consolidated – as of December 31, 2004 and 2003 and the results of operations and cash flows – of the Company and consolidated – for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from U.S. generally accepted accounting principles (see Note 26 to the consolidated financial statements).

          Without qualifying our opinion, we draw attention to the matters described in Note 15 to the financial statements regarding contingent liabilities and claims filed against the Company and its subsidiaries.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
March 20, 2005, except as to notes 24 and 26 which are dated June 30, 2005.	A Member of Ernst & Young Global

- F–2 -

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,		Convenience translation (Note 2(b)3)

		2003	2004	December 31, 2004 U.S. dollars

		NIS

	Note	Adjusted (2)	Reported (1)

	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	37,948	24,250	5,629
Short-term deposit		–	50	12
Trade receivables	4a	83,151	75,458	17,515
Other accounts receivable	4b	19,765	20,010	4,645

		140,864	119,768	27,801

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	5b	66,807	101,736	23,616
Investment in non-marketable equity securities	5c	16,241	–	–
Investment in limited partnerships	6	2,057	1,656	384
Rights to broadcast films and programs	7	34,927	26,509	6,153
Other receivables		885	601	140

		120,917	130,502	30,293

PROPERTY, PLANT AND EQUIPMENT:	8
Cost		2,028,447	2,119,060	491,890
Less – accumulated depreciation		1,151,622	1,293,549	300,267

		876,825	825,511	191,623

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9	3,946	3,101	720

		1,142,552	1,078,882	250,437

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–3 -

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 2(b)3)
		December 31,
				December 31,
		2003	2004	2004

		NIS		U.S. dollars

	Note	Adjusted (2)	Reported (1)

	(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	10	435,403	465,339	108,018
Current maturities of debentures	14	33,701	34,005	7,893
Trade payables	11a	94,699	104,282	24,207
Jointly controlled entity – current account		17,690	18,112	4,204
Other accounts payable	11b	158,982	201,943	46,876

		740,475	823,681	191,198

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	13	127,403	101,457	23,551
Debentures	14	66,145	33,201	7,707
Customers’ deposits for converters, net of accumulated amortization	2l	25,675	20,279	4,707
Accrued severance pay, net	12	2,106	2,483	576

		221,329	157,420	36,541

COMMITMENTS, CONTINGENT LIABILITIES AND LIENS	15

SHAREHOLDERS’ EQUITY:
Share capital:	16
Ordinary shares of NIS 1.00 par value – authorized: 100,000,000 shares as of December 31, 2004 and 2003; issued and outstanding: 30,220,477 shares and 30,203,918 shares as of December 31, 2004 and 2003, respectively		48,882	48,899	11,351
Additional paid-in capital		375,538	375,538	87,172
Accumulated deficit		(243,672)	(326,656)	(75,825)

		180,748	97,781	22,698

		1,142,552	1,078,882	250,437

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–4 -

MATAV - CABLE SYSTEMS MEDIA LTD.

BALANCE SHEETS - THE COMPANY

				Convenience translation (Note 2(b)3)
		December 31,
				December 31,
		2003	2004	2004

		NIS		U.S. dollars

	Note	Adjusted (2)	Reported (1)

	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	35,879	21,602	5,014
Trade receivables	4a	45,400	37,398	8,682
Other accounts receivable	4b	19,431	15,321	3,556

		100,710	74,321	17,252

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in subsidiaries and long-term accounts	5a	247,348	254,100	58,983
Investments in affiliates	5b	75,992	114,230	26,516
Investment in non-marketable equity securities	5c	16,227	–	–
Other receivables		885	601	140

		340,452	368,931	85,639

PROPERTY, PLANT AND EQUIPMENT:	8
Cost		1,429,183	1,473,217	341,972
Less – accumulated depreciation		816,948	915,730	212,565

		612,235	557,487	129,407

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9	1,330	616	143

		1,054,727	1,001,355	232,441

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–5 -

MATAV - CABLE SYSTEMS MEDIA LTD.

BALANCE SHEETS – THE COMPANY

				Convenience translation (Note 2(b)3)
		December 31,
				December 31,
		2003	2004	2004

		NIS		U.S. dollars

	Note	Adjusted (2)	Reported (1)

	(In thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	10	394,896	424,992	98,652
Current maturities of debentures	14	33,701	34,005	7,893
Trade payables	11a	63,617	74,917	17,390
Subsidiaries – current account		15,988	18,619	4,322
Other accounts payable	11b	140,608	184,498	42,827

		648,810	737,031	171,084

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	13	127,403	101,457	23,552
Debentures	14	67,402	34,005	7,893
Losses over investment in subsidiaries	5a	10,778	15,157	3,518
Customers’ deposits for converters, net of accumulated amortization	2l	18,882	14,901	3,459
Accrued severance pay liability, net	12	704	1,023	237

		225,169	166,543	38,659

COMMITMENTS, CONTINGENT LIABILITIES AND LIENS	15

SHAREHOLDERS’ EQUITY:
Share capital:	16
Ordinary shares of NIS 1.00 par value – authorized: 100,000,000 shares as of December 31, 2004 and 2003; issued and outstanding: 30,220,477 shares and 30,203,918 shares as of December 31, 2004 and 2003, respectively		48,882	48,899	11,351
Additional paid-in capital		375,538	375,538	87,172
Accumulated deficit		(243,672)	(326,656)	(75,825)

		180,748	97,781	22,698

		1,054,727	1,001,355	232,441

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–6 -

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience translation (Note 2(b)3)

		Year ended December 31,			Year ended December 31, 2004

		2002	2003	2004

		NIS			U.S. dollars

	Note	Adjusted (2)		Reported (1)

	(In thousands, except per share amounts)

Revenues	2j	495,536	545,480	584,564	135,693

Operating expenses:
Depreciation		161,996	160,521	144,902	33,636
Other operating expenses	19a	345,441	306,165	327,586	76,041

Total operating expenses		507,437	466,686	472,488	109,677

Gross profit (loss)		(11,901)	78,794	112,076	26,016

Selling, marketing, general and administrative expenses:	19b
Selling and marketing		40,643	43,954	63,676	14,782
General and administrative		46,137	42,659	45,391	10,536

		86,780	86,613	109,067	25,318

Operating income (loss)		(98,681)	(7,819)	3,009	698
Financial expenses, net	19c	(48,089)	(83,958)	(50,333)	(11,684)
Other income (expenses), net	19d	278,535	80,996	(42,680)	(9,907)

Income (loss) before taxes on income		131,765	(10,781)	(90,004)	(20,893)
Taxes on income	17	108,851	35,576	7,281	1,690

Income (loss) after taxes on income		22,914	(46,357)	(97,285)	(22,583)
Equity in earnings of affiliates, net	5	10,910	40,907	14,301	3,320

Net income (loss)		33,824	(5,450)	(82,984)	(19,263)

Basic and diluted net earnings (loss) per Ordinary share – NIS	2q	1.17	(0.19)	(2.74)	(0.64)

Basic and diluted net earnings (loss) per ADS – NIS	2q	2.34	(0.38)	(5.48)	(1.28)

Weighted average number of shares outstanding during the year (in thousands)	2q	28,860	29,347	30,217	30,217

Weighted average number of ADS outstanding during the year (in thousands)	2q	14,430	14,674	15,108	15,108

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.
The accompanying notes are an integral part of the financial statements.

- F–7 -

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF OPERATIONS - THE COMPANY

					Convenience translation (Note 2(b)3)

		Year ended December 31,			Year ended December 31,

		2002	2003	2004	2004

		NIS			U.S. dollars

	Note	Adjusted (2)		Reported (1)

		(In thousands, except per share amounts)

Revenues	2j	347,890	367,326	370,275	85,951

Operating expenses:
Depreciation		116,151	116,878	103,715	24,075
Other operating expenses	19a	229,917	207,205	223,632	51,911

Total operating expenses		346,068	324,083	327,347	75,986

Gross profit		1,822	43,243	42,928	9,965

Selling, marketing, general and administrative expenses:	19b
Selling and marketing		29,124	26,878	34,988	8,122
General and administrative		29,899	28,288	30,340	7,043

		59,023	55,166	65,328	15,165

Operating loss		(57,201)	(11,923)	(22,400)	(5,200)

Financial expenses, net	19c	(44,125)	(79,387)	(45,961)	(10,669)
Other income (expenses), net	19d	286,574	84,941	(41,976)	(9,744)

Income (loss) before taxes on income		185,248	(6,369)	(110,337)	(25,613)
Taxes on income	17	108,851	35,496	4,516	1,048

Income (loss) after taxes on income		76,397	(41,865)	(114,853)	(26,661)
Equity in earnings (losses) of affiliates and subsidiaries, net	5	(42,573)	36,415	31,869	7,398

Net income (loss)		33,824	(5,450)	(82,984)	(19,263)

Basic and diluted net earnings (loss) per Ordinary share – NIS	2q	1.17	(0.19)	(2.74)	(0.64)

Basic and diluted net earnings (loss) per ADS – NIS	2q	2.34	(0.38)	(5.48)	(1.28)

Weighted average number of shares outstanding during the year (in thousands)	2q	28,860	29,347	30,217	30,217

Weighted average number of ADS outstanding during the year (in thousands)	2q	14,430	14,674	15,108	15,108

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.
The accompanying notes are an integral part of the financial statements.

- F–8 -

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Accumulated deficit	Cost of Company shares held by subsidiary

	Number of shares	Amount				Total

	Adjusted NIS in thousands (2)

Balance at January 1, 2002	30,204	48,882	401,654	(272,046)	(66,205)	112,285
Sale of Company shares held by subsidiary	–	–	(325)	–	1,288	963
Net income for the year	–	–	–	33,824	–	33,824

Balance at December 31, 2002	30,204	48,882	401,329	(238,222)	(64,917)	147,072
Sale of Company shares held by subsidiary	–	–	(25,791)	–	64,917	39,126
Loss for the year	–	–	–	(5,450)	–	(5,450)

Balance at December 31, 2003	30,204	48,882	375,538	(243,672)	–	180,748

	Reported NIS in thousands (1)

Balance at January 1, 2004	30,204	48,882	375,538	(243,672)	–	180,748

Exercise of stock options by employees	17	17	–	–	–	17
Loss for the year	–	–	–	(82,984)	–	(82,984)

Balance at December 31, 2004	30,221	48,899	375,538	(326,656)	–	97,781

	Convenience translation (Note 2(b)3)

	U.S. dollars in thousands

Balance at January 1, 2004	30,204	11,347	87,172	(56,562)	–	41,957

Exercise of stock options by employees	17	4	–	–	–	4
Loss for the year	–	–	–	(19,263)	–	(19,263)

Balance at December 31, 2004	30,221	11,351	87,172	(75,825)	–	22,698

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–9 -

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2(b)3)

	Year ended December 31,			Year ended December 31,

	2002	2003	2004	2004

	NIS			U.S. dollars

	Adjusted (2)		Reported (1)

	(In thousands)
Cash flows from operating activities:
Net income (loss) for the year	33,824	(5,450)	(82,984)	(19,263)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)	(123,249)	101,503	204,244	47,410

Net cash provided by (used in) operating activities	(89,425)	96,053	121,260	28,147

Cash flows from investing activities:
Short-term deposit	–	–	(50)	(12)
Investment in Hot Telecom	–	–	(12,209)	(2,834)
Investment in limited partnerships	–	–	(88)	(20)
Newly consolidated jointly controlled company (proportionate consolidation) (b)	–	1,980	–	–
Purchase of property, plant and equipment	(77,296)	(56,642)	(95,217)	(22,102)
Repayment of long-term loans to affiliate	461	292	–	–
Deposit in trust, net	1,838	–	–	–
Investment in intangible assets	(2,924)	–	–	–
Proceeds from sale of investment in affiliate	305,088	114,440	–	–
Proceeds from sale of property, plant and equipment	1,243	1,700	1,393	323
Grant of long-term loan for the purchase of fixed assets	–	(1,394)	–	–
Collection of long-term loans granted for the purchase of property, plant and equipment	–	–	278	65
Grant of capital note to affiliate	–	–	(68)	(16)

Net cash provided by (used in) investing activities	228,410	60,376	(105,961)	(24,596)

Cash flows from financing activities:
Exercise of stock options by employees	–	–	17	4
Sale of Company shares held by subsidiary	963	39,126	–	–
Receipt of long-term loans from banks and others	6,508	31,676	3,759	873
Repayment of long-term loans from banks and others	(129,430)	(73,522)	(45,965)	(10,670)
Redemption of debentures	(33,637)	(33,701)	(34,107)	(7,917)
Short-term bank credit, net	23,721	(89,664)	47,299	10,979

Net cash used in financing activities	(131,875)	(126,085)	(28,997)	(6,731)

Increase (decrease) in cash and cash equivalents	7,110	30,344	(13,698)	(3,180)
Cash and cash equivalents at beginning of year	494	7,604	37,948	8,809

Cash and cash equivalents at end of year	7,604	37,948	24,250	5,629

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–10 -

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2(b)3)

		Year ended December 31,				Year ended December 31, 2004

		2002	2003		2004

		NIS				U.S. dollars

		Adjusted (2)			Reported (1)

		(In thousands)

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Equity in earnings of affiliates, net	(10,910)	(62,840	)*)	(22,652)	(5,258)
	Depreciation and amortization	165,745	171,820		146,488	34,004
	Deferred income taxes, net	–	15,630	*)	8,351	1,938
	Severance pay, net	(424)	1,685		377	88
	Loss (gain) from:
	Changes in shareholding in affiliate (including from sale of shares of affiliates)	(295,933)	(96,662)		–	–
	Write-off of investment in non-marketable equity securities	8,962	–		16,241	3,770
	Sale of property, plant and equipment	44	1,428		197	46
	Linkage differences on principal of debentures	692	355		1,467	340
	Linkage and exchange differences in respect of long-term loans from banks and loans granted to others	(390)	(3,647)		(1,097)	(255)
	Purchasing power loss on deposit in trust	(1,838)	–		–	–

		(134,052)	27,769	*)	149,372	34,673

	Changes in operating assets and liabilities:

	Decrease in rights to broadcast movies and programs	–	–		8,418	1,954
	Decrease in trade receivables	3,642	9,718		7,693	1,786
	Decrease (increase) in affiliate – current accounts	(5,194)	15,008		422	98
	Increase in other accounts receivable	(743)	(29)		(245)	(57)
	Increase (decrease) in trade payables	(24,382)	(1,832)		9,717	2,256
	Increase in other accounts payable	31,903	50,003	*)	34,263	7,953
	Increase (decrease) in customers’ deposits for converters, net	5,577	866		(5,396)	(1,253)

		10,803	73,734	*)	54,872	12,737

		(123,249)	101,503		204,244	47,410

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–11 -

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience translation (Note 2(b)3)

		Year ended December 31,			Year ended December 31, 2004

		2002	2003	2004

		NIS			U.S. dollars

		Adjusted (2)		Reported (1)

		(In thousands)

(b)	Newly consolidated jointly controlled company:

	Net working capital (except for cash and cash equivalents	–	38,745	–	–
	Property, plant and equipment, net	–	(1,142)	–	–
	Investment in limited partnerships	–	(2,057)	–	–
	Rights to broadcast movies and programs	–	(34,927)	–	–
	Long-term liabilities	–	737	–	–
	Investment in affiliate (prior to consolidation)	–	624	–	–

		–	1,980	–	–

(c)	Supplementary cash flow information:

	Cash paid during the year for:
	Interest	50,894	56,239	29,877	6,935

	Taxes on income	70,612	80	–	–

(d)	Non-cash activities:

	Purchase of property, plant and equipment on credit	57,656	35,512	16,833	3,907

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–12 -

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF CASH FLOWS - THE COMPANY

				Convenience translation (Note 2(b)3)

	Year ended December 31,			Year ended December 31, 2004

	2002	2003	2004

	NIS			U.S. dollars

	Adjusted (2)		Reported(1)

	(In thousands)

Cash flows from operating activities:
Net income (loss) for the year	33,824	(5,450)	(82,984)	(19,263)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)	(121,495)	42,870	147,052	34,135

Net cash provided by (used in) operating activities	(87,671)	37,420	64,068	14,872

Cash flows from investing activities:
Investment in Hot Telecom	–	–	(12,209)	(2,834)
Purchase of property, plant and equipment	(32,324)	(12,311)	(50,511)	(11,725)
Investment in subsidiaries and affiliate (long-term accounts and capital notes), net	(67,287)	–	–	–
Collection of long-term loans granted to subsidiaries, net	–	54,396	11,817	2,743
Investment in intangible assets	(186)	–	–	–
Proceeds from sale of investment in affiliate, net	302,418	113,709	–	–
Proceeds from sale of fixed assets	1,036	1,077	1,117	259
Grant of long-term loan for the purchase of property, plant and equipment	–	(1,394)	–	–
Collection of long-term loans granted for the purchase of property, plant and equipment	–	–	278	65

Net cash provided by (used in) investing activities	203,657	155,477	(49,508)	(11,492)

Cash flows from financing activities:
Exercise of stock options by employees	–	–	17	4
Receipt of long-term loans from banks and others	6,508	31,676	3,759	873
Repayment of long-term loans from banks and others	(120,974)	(73,522)	(45,965)	(10,670)
Redemption of debentures	(33,637)	(33,701)	(34,107)	(7,917)
Short-term bank credit, net	36,718	(89,646)	47,459	11,016
Receipt of long-term loans from subsidiary	2,669	731	–	–

Net cash used in financing activities	(108,716)	(164,462)	(28,837)	(6,694)

Increase (decrease) in cash and cash equivalents	7,270	28,435	(14,277)	(3,314)
Cash and cash equivalents at beginning of year	174	7,444	35,879	8,328

Cash and cash equivalents at end of year	7,444	35,879	21,602	5,014

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–13 -

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CASH FLOWS - THE COMPANY

						Convenience translation (Note 2(b)3)

		Year ended December 31,				Year ended December 31, 2004

		2002	2003		2004

		NIS				U.S. dollars

		Adjusted (2)			Reported (1)

		(In thousands)

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:
	Equity in losses (earnings) of affiliates and subsidiaries, net	42,573	(58,348	)*)	(40,219)	(9,336)
	Depreciation and amortization	118,480	126,350		102,098	23,700
	Deferred income taxes, net	–	15,630	*)	8,351	1,938
	Severance pay, net	(126)	1,109		319	74
	Loss (gain) from:
	Changes in shareholding in subsidiary affiliates (including proceeds from realization of affiliate shares)	(302,418)	(97,876)		–	–
	Write-off of investment in non-marketable equity securities	8,830	–		16,227	3,767
	Sale of property, plant and equipment	92	938		81	19
	Linkage differences on principal of debentures	220	(116)		1,014	236
	Linkage and exchange differences in respect of long-term loans from banks and loans granted to others	(225)	(3,386)		(1,097)	(255)
	Purchasing power loss on long-term accounts and capital note	294	82		–	–

		(132,280)	(15,617	)*)	86,774	20,143

	Changes in operating assets and liabilities:

	Decrease in trade receivables	3,541	2,235		8,002	1,857
	Decrease (increase) in affiliate – current accounts	(950)	13,973		2,631	611
	Decrease (increase) in other accounts receivable	1,917	(5,781)		4,110	954
	Increase (decrease) in trade payables	(23,115)	(4,268)		14,160	3,287
	Increase in other accounts payable	25,436	51,793	*)	35,356	8,207
	Increase (decrease) in customers’ deposits for converters, net	3,956	535		(3,981)	(924)

		10,785	58,487	*)	60,278	13,992

		(121,495)	42,870		147,052	34,135

(b)	Supplementary cash flow information:

	Cash paid during the year for:
	Interest	50,894	56,239		29,769	6,446

	Taxes on income	70,612	–		–	–

(c)	Non-cash activities:

	Purchase of property, plant and equipment against credit from suppliers	40,316	28,602		6,798	1,578

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–14 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL

	a.	Operations:

		1.	The Licenses

Matav - Cable Systems Media Ltd. (the “Company”) and its wholly owned subsidiary, Cable Systems Media Haifa-Hadera Ltd. (“Matav Haifa”), operate in the field of cable television (“CATV”) broadcasting. As detailed below, in the past the Company and Matav Haifa operated pursuant to five exclusive franchises granted to them by the Ministry of Communications to provide cable television services in the franchises areas. The franchises covered the following operational areas as follows: Bat-Yam – Holon, Haifa, Netanya Hadera, and the Galilee. The Company commenced commercial broadcasts in March 1990.

The franchises were granted to the Company and Matav Haifa under the Israeli Telecommunications Law, 1982, and the rules and regulations promulgated hereunder (the “Telecommunications Law”), which determine the regulatory framework in which the Company operates and the obligations imposed upon it. The Telecommunications Law determines, among other things, maximum subscription fees, milestones and restrictions on transfer and allotment of shares among the license holders.

On July 25, 2001, the Knesset (the “Israeli Parliament”) approved an amendment (No. 25) to the Telecommunications Law (“Amendment 25”). Amendment 25 settled the licensing of CATV broadcasting by establishing a policy of general, long-term, non-exclusive licenses, as opposed to the exclusive regional CATV broadcasting franchises granted to the Company and Matav Haifa, for limited periods, prior to the said amendment. As a result of the approval of Amendment 25, licenses conferring exclusive rights in certain areas cannot be granted. Pursuant to Amendment 25, the CATV operators are entitled to apply for a license to provide non-exclusive cable broadcast licenses for CATV broadcasting (the “Broadcast Licenses”) and a non-exclusive special license to hold a broadcasting headend (the “Headend License”). Under the said amendment, all the CATV operators can also apply for an approval to operate jointly once they have received their licenses. On April 30, 2002, the Council for Cable and Broadcasting (the “Council”) granted the Company and Matav Haifa general, long-term non-exclusive Broadcast Licenses for the same areas that are mentioned above. In addition, on May 2, 2002, the Ministry of Communications granted the Company a Headend License. These licenses replaced the franchises pursuant to which, the Company operated prior to the above mentioned dates. The Broadcast Licenses are effective for a period of 15 years, however, they may be extended for additional periods of ten years each. The Headend License is valid for so long as the Broadcast Licenses remain in force, but in no event, no later than May 30, 2017, although it may be extended upon request to the Ministry of Communications.

- F–15 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

	2.	The Broadcasts

On May 10, 2001, the Company received from the Council the approval to provide digital broadcasting services in a tiering system. The tiering technique enables the Company to provide to its digital services subscribers a basic broadcasting package in consideration of fixed subscription fees and additional single channels as well as packages of channels for additional payment. The Company began to market tiering broadcasting packages to its subscribers in July 2001.

According to the terms of the Broadcast Licenses, the Company shall air only the broadcasts that have been authorized by the Council, according to the terms of such approvals. Such broadcasts shall be both analog and digital or any other system authorized in advance by the Council. The Company may request permission to reduce the scope of the analog broadcasts and in such event, the Company may be instructed to charge lower subscription fees. As of today, the broadcast package, for which a maximum tariff was set in the licenses is the basic analog package. According to the Telecommunications Law, the Company has the right to determine the tariffs for the digital broadcasts. The Company is obliged to notify the Ministry of Communications in advance, of any intended change in fees. The Minister has the right to alter the fees, including inter alia, in the following cases: if he finds that such fees are discriminatory, misleading or harm the competition. In the approval of the Council to the merger of the Israeli cable companies, which will come into effect only after the consummation of the merger, it was determined that the Council is authorized to direct the Cable Companies a maximum subscription fee for the analog and digital basic packages.

	3.	The Infrastructure License and Hot telecom

In addition to the aforesaid, on March 27, 2002 Matav Infrastructures 2001 LP (“Matav Infrastructures”) a subsidiary of the Company was granted a Telecommunications Infrastructure License by the Minister of Communications for the provision of infrastructure services for the distribution of cable broadcasts and access to High Speed Internet providers (the “Infrastructure License”). Matav Infrastructures commenced providing services pursuant to the said license in April 2002.

In August 2002, the Ministry of Communications granted the Company special licenses to provide additional Bezeq services on the cable network infrastructure to its subscribers in digital format including, inter alia, SMS services and T-mail services over the cable network among TV subscribers.

In November 2002, the Minister of the Communication amended the Telecommunications Infrastructure License thereby allowing Matav Infrastructure to provide additional infrastructure services of data communication, digital transmission and optical transmission services.

- F–16 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

In July 2002, the Company together with certain other Cable Companies (the “Cable companies”) submitted a request to receive a license to provide domestic fixed communications services. In October 2003, the Cable Companies entered into an agreement, as amended from time to time, for the establishment of a limited partnership -HOT Telecom L.P. (“HOT Telecom”) which would engage in the establishment and operation of a public telecommunications network by which it will supply domestic-fixed telecommunications services, including, fixed telephony services, access to High Speed Internet over cable, infrastructure services, messaging and data telecommunications services.. The partnership agreement includes, among other things, provisions relating to the management of HOT Telecom and its general partner, HOT Telecom Ltd., the distribution of its profits and income and limitations on the transfer of rights by the partners of HOT Telecom.

In the context of the said agreement, the Company (through its subsidiary), based on its proportionate share in the total number of subscribers of the Cable Companies (the subscribers of multi channel TV broadcast and the subscribers of access to High Speed internet services) as of October 31, 2003, owns, directly and indirectly, approximately 26.5% of the Partnership rights as well as approximately 26.5% of the general partner rights in the Hot Telecom.

In November 2003, the Ministry of Communications granted HOT Telecom a license covering the same services covered by the Infrastructure Licensees of the Cable Companies (to be supplied within the time frame set forth in the Infrastructure License) and also including the requirement to start to provide other domestic fixed communication services over cable network including basic telephony services to subscribers (“Hot Telecom Infrastructure License”). The said license canceled and terminated the Infrastructure License, which was granted to Matav Infrastructures in March 2002.

On March 16, 2005, the Minister of the Communications amended Hot Telecom Infrastructure License thereby allowing Hot Telecom to provide access to High Speed Internet services, by the former infrastructure licensees of the Cable Companies, including inter alia, Matav Infrastructures, (whilst the said services shall be deemed to have been provided by Hot Telecom) during an interim period commencing on November 2003 until the consummation of the merger of the Cable Companies.

Hot Telecom Infrastructure License is effective for a period of 20 years and it may be extended by the Minister of Communications for additional periods of 10 years each.

Hot Telecom is obliged to offer its services to all applicants without discrimination, regardless of whether or not they may be a subscriber of another licensee (including a broadcast licensee).

According to the approval of the Controller of Restrictive Business Practices (the “Controller”), in connection with the proposed merger of the Cable Companies (see section 7 below), Hot Telecom is required to make a comprehensive investment in telephony services in an amount of not less than NIS 350 million.

The Company’s portion of the said investment, pro rata to its proportionate share in Hot Telecom is estimated to be approximately NIS 93 million.

- F–17 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

As of the date of the balance sheet, domestic-fixed telecommunications services to the business sector are provided by Hot Telecom and access to High Speed Internet services to the private sector are provided by the consolidated partnership Matav Infrastructure.

In view of the above, the consolidated financial statements of the Company as of December 31, 2004, include part of the access to High Speed Internet activity that is provided by Matav inftrastructure.

As of the end of November 2004, Hot Telecom has gradually commenced to provide commercial telephony services, where in the first stage, the service is rendered in the Tel Aviv, Hasharon and Beer Sheva Regions.

	4.	Ownership of the cable network

The Group must operate through separate entities, namely the broadcast entities, on the one hand, and an infrastructure entity, on the other hand, which must each hold a Cable Broadcast License or Telecommunications Infrastructure License, as appropriate. Pursuant to the Telecommunications Law, the licensee under the Telecommunications Infrastructure License, or the Telecommunications Infrastructure Licensee, must own the cable network infrastructure as a condition to the receipt of the license. However, according to the terms of the Telecommunications Infrastructure License, and subsequently, in the HOT Telecom Infrastructure License, the Cable Broadcast Licensees are allowed to continue to own the cable network infrastructure and to provide infrastructure services for an additional interim period of the earlier of two years following the date of the grant of the HOT Telecom Infrastructure License, which was November 25, 2003, or the date of the consummation of the merger of the Israeli cable television operators.

During such interim period, the necessary arrangements must be made regarding the transfer of the ownership of the cable network infrastructure to the Telecommunications Infrastructure Licensee. Accordingly, and as a condition for the receipt of the original Telecommunications Infrastructure License, the Group’s Cable Broadcast Licensees and Matav Infrastructure Telecommunications Infrastructure Licensee entered into an agreement dated March 5, 2002, whereby the Group’s Cable Broadcast Licensees granted an exclusive lease to the Telecommunications Infrastructure Licensee to operate the cable network infrastructure. In October 2002, the Group’s Cable Broadcast Licensees and the Group’s Telecommunications Infrastructure Licensee entered into an agreement, whereby Matav Infrastructure shall provide the Cable Broadcast Licensees infrastructure services for the broadcast of cable broadcasts in the areas covered by their respective license, including installment, maintenance and disconnection of terminal equipment. Since November 2003, HOT Telecom is the Group’s Telecommunications Infrastructure Licensee and the prior agreements are no longer in effect. Agreements in this regard will be signed between HOT Telecom and the Company in the near future.

- F–18 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

The Cable Companies have not yet established a mechanism to charge Hot Telecom for usage and maintenance fees of the network. Therefore, Hot Telecom’s management cannot assess at this stage the scope and date of the said charge. Hot Telecom’s financial statements do not include usage fees costs and network maintenance fees. Since Hot Telecom will be charged with usage fees by the cable companies, the aforementioned will not affect the Company’s net results of operations.

	5.	Structural Separation between broadcasts and infrastructure

The Broadcast Licenses, and HOT Telecom Infrastructure License all contain restrictions limiting the number and identity of directors that are permitted to serve in both the infrastructure entity (and its general partner), and the Cable Broadcast companies.

In the event that either another entity is granted a general license to broadcast through the cable network, or in the event that HOT Telecom reaches a number of subscribers to the service of access to High Speed Internet over cable equals to 450,000, or if the number of the telephony lines operated by HOT Telecom pursuant to the HOT Telecom Infrastructure License reaches 250,000, a much broader structural separation (as detailed in the said licenses) shall apply. Subject to the aforesaid, the Council with respect to the Broadcast Licensee, and the Minister with respect to HOT Telecom, also have the authority to impose additional conditions, regarding the relationship between the Broadcast Licensees or the Infrastructure Licensee and their connected companies, including the identity of the officers of each company, the transfer of information, the separation of entities between broadcast and infrastructure, the accounting systems, and technological, geographical or commercial restrictions regarding the laying down of infrastructure or regarding the provision of services or broadcasts. In the event that the Minister finds that special circumstances exist, after he is convinced that competition in the field of the Telecommunication broadcasting will not be harmed, he is entitled, upon a written request by Hot Telecom to amend the license to include exceptions to the separation obligation, subject to conditions that the Minister may impose.

The licenses of the Group also include certain provisions relating to approvals required for change of means of control in the owners of such licenses.

	6.	D.B.S. Satellite Services (1998) Ltd.

On January 5, 1999, the Knesset approved an amendment to the Telecommunications Law, according to which the Ministry of Communications may grant a license for direct broadcasting via satellite. On January 21, 1999, the Ministry of Communications granted D.B.S. Satellite Services (1998) Ltd. (known as: “Yes”) a license for providing television broadcasts to subscribers in Israel via satellite. YES commenced DBS broadcasting in July 2000.

- F–19 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

In September 2001, the Minister of Communications issued administrative directives which were amended effective as of February 3, 2002, governing the reciprocal use of inside wiring between the Cable Companies and Yes (the “Administrative Directives”). The Administrative Directives stipulate, inter alia, that the Company would be obligated to allow Yes to utilize the inside wiring, which is a part of the public telecommunications network that is located in the premises of the subscribers and is designed to serve the premises of such subscribers (the “Inside Wiring”) of the subscribers of the Company, and that Yes would be obligated to allow the Company to utilize the Inside Wiring of the subscribers of Yes.

The Administrative Directives establish instructions regarding the procedures of transition for cable television subscribers to become subscribers to Yes and vice versa. These directives also provide that Yes shall pay fees to the relevant cable television operators for the use of their Inside Wiring, and that the cable television operators shall pay fees to YES for the use of its Inside Wiring. The Administrative Directives stipulate what such amount should be. In addition, the Minister of Communications has the authority to issue directives regarding the common use of the Inside Wiring by both Yes and by the cable television operators, with regard to the provision of different services by each party. The Ministry of Communications conducted a hearing regarding the common use of Inside Wiring. To date, the Ministry has not issued directives regarding this matter.

	7.	The proposed Merger between the Israeli Cable Companies

In February 2003 the company and the other Cable Companies agreed on a final version of an agreement outlining the structure and conditions of the merger of the Cable Companies. To date, the final merger agreement has not yet been signed.

Prior to the merger, the Cable Companies shall need to reach an understanding with the major Israeli banks which are creditors of the parties to the merger. The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, the Controller and by an Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties. To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.

In March 2002, the Council granted an approval for the merger of the Cable Companies. The said approval was amended in February 2003.

The approval of the Controller to the merger was granted in April 2002. The said approval is subject to a number of terms and conditions.

- F–20 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

The Controller’s conditions to the merger (most of which already apply in light of the cooperation between the Cable Companies as described below and defined as the Operational Merger), include, inter alia, conditions concerning: (1) separation between the cable infrastructure and the broadcasting activity of the merged companies; (2) allowing access to and use of cable broadcasting infrastructure to owners of licenses to operate CATV systems; (3) the ownership structures of the merged companies; (4) restrictions as to the purchase of content and interest in the channels; (5) provisions concerning non prevention of competitive infrastructures development; (6) restrictions on parties that are related to the merged companies, including in connection with acting as officers in the merged company and the transfer of business information; (7) the commitment to supply fixed telephony services to the public in Israel over the cable infrastructure that compete with those of Bezeq as detailed in the approval; (8) the provision of a bank guarantee (by all the Cable Companies) in the amount of 15 million dollars for the fulfillment of the Controller’s conditions.

On January 30, 2005, the Controller has issued an amendment to its previous approval to the merger of the Cable Companies from April 2002, as amended from time to time. According to the amendment, the Controller extended the validity of the approval to the merger until the earlier of January 29, 2006 or the date of the consummation of the merger. As part of the amendment, the controller revised some of the conditions to the approval, including, allowing the merged entity to hold means of control in four additional channels and amending the schedule set for the investment of NIS 350 million required by the merged entity as follows: not less then NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount that shall be required for the fulfillment of the business plan for the provision of telephony services, which fully compete with the telephony services of Bezeq. In addition, according to the amendment, the Controller enlarged the minimum number of subscribers to whom the merged entity is obliged to provide telephony services by the end of the consecutive years 2005, 2006 and 2007.

On January 30, 2005, the Controller also granted the three Israeli Cable Companies an exemption from the requirement to receive an approval of a “Restrictive Arrangement” as such term is defined under section 14 of the Restrictive Business Practice Law, in relation to the ongoing cooperation between the Cable Companies. Pursuant to the exemption, the Cable Companies may continue their cooperation in the multi-channel TV broadcasting operations, including marketing, content acquisition and content production, and in building infrastructure and providing fix line telecommunication services including access to High Speed Internet and telephony. The exemption is granted for a period of one year, until January 30, 2006.

The Supervisor of the Banks at the Bank of Israel (the “Supervisor”) has not yet approved the merger and has expressed reservations due to certain limitations under Israeli Banking Laws. According to the position of the Supervisor, the merger of the Cable Companies and the formation of a merged cable entity constitutes a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of the Banks, regarding inter alia, the restriction on “Group of Borrowers”, as such term is defined in the “Proper Bank Management Directives”.

- F–21 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

The above position of the Supervisor has an impact as to the issue of giving loans by banking corporations and as to the issue of allocation of the merged company debts, inter alia, to the major shareholder (directly and indirectly) of the Company.

Based on the aforesaid, and due to the difficulties arising from the position of the Supervisor of the Banks and the provisions of “Proper Bank Management Directives” there is no certainty whether the merger will be actually consummated and, if consummated, when it will actually occur and what will be its structure. The Company’s management is examining any and all alternatives in order to continue to preserve the existing cooperation between the Cable Companies, including the exanimation of possible acquisition of Tevel’s subscribers and assets in the multi channel television and access to High Speed Internet as detailed below.

The Operational Merger

Since April 2002, and in accordance with the approval of the Controller to the proposed merger, the Cable Companies have strengthened cooperation between themselves and have gradually cooperated in most areas of their activities. Since October, 2003 the joint activity is carried out under the brand name HOT.

In order to strengthen the cooperation of the Cable Companies, the Group, Tevel group and Golden Channels group agreed in June 2004 to perform an operational merger (the “Operational Merger”). To this effect, a joint management was appointed to oversee the Operational Merger of the marketing, sales, engineering, customer service, operations and information systems activities of the three Cable Companies (including those of Hot Telecom). The Company’s activity in the ordinary course of business in areas of the joint activities is being held by the joint management of the Operational Merger although material decisions are subject to the approval of the Board of Directors of the Company. The Cable Companies have agreed upon the allocation of the expenses deriving from the joint activity.

The joint activity of the Operational Merger as detailed above, does not include transfer of assets from any of the Cable Companies to a merged entity or from any of the Cable Companies to another cable company and each of the Cable Companies, including the Company, remains the sole owner of its assets. Furthermore, the joint activity does not include transfer of liabilities towards third parties including, inter alia, banks and creditors.

Negotiations for the acquisition of the cable operations and assets of Tevel

In light of the above, the Company’s management examined the options available in order to continue and maintain the existing cooperation among the Cable Companies, including the possibility of purchasing the cable operations and assets of Tevel Israel International Communications Ltd. (“Tevel”). On November 11, 2004 and on November 23, 2004 the Company announced that it has concluded preliminary discussions regarding the acquisition by the Company of the assets of Tevel.

- F–22 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

As of the date of the approval of the financial statements the Company has not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price.

	8.	Hot Vision Ltd. (Formerly: I.C.P - Israel Cable Programming Company Ltd. (“Hot Vision”))

a)

The Company owns, as of December 31, 2004 and December 31, 2003, 26.6% of Hot Vision ordinary shares (see section b. below). In addition, the Company owns 28.6% of Hot vision preferred shares. Since December 31, 2003, the Company consolidated the accounts of Hot Vision by the proportionate consolidation method.

b)

Hot Vision is owned by the three Cable Companies (including the Company). It was formed in order to jointly acquire rights to broadcast movies and television programs and to grant those rights to its shareholders for the purpose of television broadcast.

As of December 31, 2004, the Company holds, directly and indirectly, approximately 26.6% of the issued ordinary share capital of Hot Vision and this is according to an agreement between the Cable Companies, the owners of interests in Hot Vision, according to which, each of them shall retain holding in ordinary share capital and in voting rights according to the relative share of the shareholders in the weighted number of active subscribers in each year. In addition, the Preferred shares confer upon their holders an exclusive right in the distribution of earnings upon liquidation up to the amount of approximately NIS 12 million. Other earnings will be distributed to the ordinary shareholders pro rata to their holdings. In addition, Hot Vision is jointly controlled by the Cable Companies.

According to the opinion of the Company’s management, which is based on the opinion of its legal counsel, in light of the Controller’s approval to the proposed merger of the Israeli cable television operators, and the exemption provided by the Controller from the requirement to receive approval of a restrictive arrangement in connection with joint activities of the cable television operators, there is no longer a need for the separate approval of the Restrictive Trade Practices Court for the said cooperation through Hot Vision.

In the past, Hot Vision executed agreements with certain shareholders in connection with the provision of contents purchased by it from the owners of the said contents. The initial term of the agreements was until December 31, 2000, and the shareholders are entitled to extend them for additional periods of 12 months each, on terms to be determined by the parties. The shareholders have not yet exercised the extension option for an additional year in 2005.

- F–23 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

The scope of investments made by the Company and Haifa Hadera with respect to purchase of contents for channels “HOT 3” and “HOT Movies” during 2004 and 2003 was NIS 68 million and NIS 66 million, respectively.

9.

As of December 31, 2004 and 2003, the Company through its wholly owned subsidiary – Matav Investments, holds approximately 5.25% (5.01% on a fully diluted basis) of the shares of the affiliate, Partner Communications Company Ltd. (“Partner”). Partner operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel, see also Notes 5b(2).

Matav Group has significant influence over the financial and operating policies of Partner, as defined in Statement 68, by virtue of an agreement, entered into by and among the shareholders of Partner, according to which, Matav has the right to appoint two directors to serve on its behalf on Partner’s board of directors.

In April 2002, the Group sold approximately 7.7% of the Ordinary shares of Partner, in consideration for approximately adjusted NIS 306 million. The capital gain, net of taxes, from the above transaction amounted to adjusted NIS 197 million. As a result of this sale, the interest held in Partner was reduced to 7.4%.

In November 2003, the Group sold approximately 2.1% Ordinary shares of Partner in consideration for approximately adjusted NIS 114 million. The capital gain from the above sale, net of the taxes, totaled approximately adjusted NIS 62 million. Subsequent to the above sale, the Company held approximately 5.25% of Partner shares.

As for the sale of Partner shares held by the company during May 2005, see Note 24a.

	10.	In addition, the Group invested in ventures relating to the Internet and interactive communications through the associated company Nonstop Ventures Ltd. (“Nonstop Ventures”) (see Note 5b(3)).

11.

The Company intended to delist voluntarily from the Nasdaq National Market and to terminate its American Depositary Recipt (ADR) program, both expected to take effect in a few months. Concurrently with delisting from Nasdaq, The Company intends to file a Form 15 with the U.S. Securities and Exchange Commission (SEC) to terminate the registration of its ADRs and Ordinary Shares, thereby suspending its obligation to file annual and other reports with the SEC.

In such case, the Company’s shares will continue to trade in the TASE and the Company shall continue to make public reports in accordance with the Israeli securities laws and regulations.

See Note 24c for the delay in implementation of the aforementioned delisting.

- F–24 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

12.

The Company has financed its operations using, inter alia, short-term bank borrowings due to the present credit market conditions and other circumstances. Consequently, the Company had a working capital deficit at December 31, 2004 of approximately NIS 703 million. The Company believes that it will be able to repay or renew its obligations as they become due, including through receipt of long-term borrowings as the market conditions permit. Alternatively, the Company can liquidate its investment in Partner shares, if necessary, in order to repay the short-term obligations. See Note 24(a).

	b.	Definitions:

In these financial statements:

Wholly owned and controlled companies	–

companies or limited partnerships in which more than 50% of the voting equity is owned or controlled by the Company (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company

Jointly controlled company	–

a company owned by various entities that have a contractual consent for joint control, which is not of a temporary nature and whose accounts are consolidated with those of the Company using the proportionate consolidation method.

Subsidiaries	–	Jointly controlled company and wholly owned and controlled companies.

Affiliates	–	companies and partnership that are not subsidiaries, and over which the Company has significant influence. The Company’s investment therein is included using the equity method of accounting

The Group	–	the Company and its subsidiaries.

Interested Parties	–	as defined in the Securities Regulations (Preparation of Annual Financial Statements) – 1993.

Related parties	–	as defined in the opinions of the Institute of Certified Public Accountants in Israel.

Cable Companies	–	Tevel International Communications Ltd. Group, Golden Channels and Co. and the Group.

- F–25 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel, which differ in certain respects from those followed in the United States, as described in Note 26.

The significant accounting policies applied in the preparation of the financial statements are as follows:

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Discontinuance of the adjustment of financial statements and financial reporting in “Reported amounts” as of December 31, 2004 and for the year then ended:

In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements. According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard and, accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

		1.	Basis of presentation:

a)

In the past, the Company prepared its financial statements based on the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a basis for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

			b)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the Reported amounts (see 2. below) for those assets.

			c)	In the financial statements “cost” represents cost in the Reported amount (see 2 below).

			d)	All comparative data for previous periods are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

- F–26 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2.	Financial statements in reported amounts:

		a)	Definitions:

Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date (December 31, 2003), plus additions in nominal values after the transition date and less amounts deducted after the transition date.

		b)	Balance sheet:

			1)	Non-monetary items are presented in reported amounts.

			2)	Monetary items are presented in nominal values as of the balance sheet date.

			3)	The carrying value of investments accounted for under the equity method is determined based on the financial statements of these companies in reported amounts.

		c)	Statement of operations:

			1)	Income and expenses relating to non-monetary items are derived from the change in the reported amounts between the opening balance and the closing balance.

			2)	Other items in the statement of operations are presented in nominal values.

			3)	The equity in the results of operations of investees accounted for under the equity method is determined based on the financial statements of these companies in reported amounts.

	3.	Convenience translation into U.S. dollars:

The financial statements as of December 31, 2004 and for the year then ended, have been translated into U.S. dollars using the representative exchange rate of the U.S. dollars as of such date (U.S.$ 1 = NIS 4.308). The translation was made solely for the convenience of the readers. The U.S. dollar amounts presented in the financial statements should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

- F–27 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	c.	Adjusted financial statements:

General:

The financial statements as of December 31, 2003 and for reported periods through that date were presented on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”). The Company and its subsidiaries maintain their accounts in nominal NIS. The nominal figures were adjusted to NIS of equivalent purchasing power (NIS of December 2003) in conformity with principles prescribed by Statements of the Institute of Certified Public Accountants in Israel, on the basis of changes in the Consumer Price Index (“Israeli CPI”).

Balance sheet:

Nonmonetary items were adjusted in accordance with the changes in the Israeli CPI from the date of acquisition (transaction) to December 31, 2003 (as published on January 15, 2004).

Monetary items are presented in the adjusted balance sheet at their nominal value.

Investments accounted for by the equity method are based on the adjusted financial statements of the investees.

The adjusted values of nonmonetary items should not be construed as a presentation of realizable values or real economic values, but merely as the original values adjusted for the changes in the general purchasing power of the currency.

Statement of income:

Revenues were adjusted in accordance with the change in the Israeli CPI from transaction date to December 31, 2003.

Expenses, other than financing expenses and those deriving from nonmonetary items, were adjusted for the changes in the index from transaction date to December 31, 2003. Expenses deriving from nonmonetary items were adjusted in correspondence with the adjusted balance sheet item.

Group equity in the results of investees accounted for under the equity method is based on their adjusted financial statements.

The balance of the inflationary adjustment, not attributed to revenues or expenses as referred to above, was included in net financing income or expenses.

		4.	Data regarding Israeli CPI and exchange rates of foreign currency:

			1.	Assets and liabilities in or linked to foreign currency are included in the financial statements according to the representative exchange rate as published by the Bank of Israel on December 31, 2003.

- F–28 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2.	Assets and liabilities linked to the Israeli CPI are included in the financial statements according to the relevant index for each asset or liability.

The following are details of the Israeli CPI and the exchange rate of the U.S. dollar:

	Israeli CPI	Exchange rate of U.S. dollar

At December 31,:	points *)	NIS

2004	180.7	4.308
2003	178.6	4.379
2002	182.0	4.737

Changes during the year:	%	%

2004	1.2	(1.6)
2003	(1.9)	(7.6)
2002	6.5	7.3

		*)	According to the Israeli CPI for the month ending on the balance sheet date on an average basis of 1993 = 100.

d.	Principles of consolidation:

	1.	The consolidated financial statements include the accounts of the Company and its subsidiaries.

	2.	The significant consolidated subsidiaries are as follows:

Wholly-owned:
		–	Matav Haifa;
		–	Matav Investments;
		–	Matav Infrastructure Ltd. (the general partner in Matav Infrastructure partnership)
		–	Matav Infrastructure 2001 – limited partnership (28% held by Matav Haifa)

Wholly-owned subsidiaries of Matav Investments:
		–	Matav Properties Ltd;
		–	Nonstop Internet 1999 Ltd. (ceased its operations in 2001)

Jointly controlled entity:
		–	Hot Vision Ltd.

	3.	Intercompany balances and transactions have been eliminated in consolidation.

e.	Investments:

	1.	Affiliates and subsidiaries:

The investment in affiliates and subsidiaries, as it relates to the Company’s financial statements, is accounted for under the equity method.

	2.	Non-marketable equity securities:

The investment in non-marketable equity securities is stated at cost, net of impairment losses for decline in value that is other than temporary.

- F–29 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Investments in limited partnerships:

The investment in limited partnerships producing films, in which the Company is a limited partner, is presented at cost. The investment in the partnerships is written down when actual broadcast takes place.

	g.	Rights to broadcast films and programs:

The cost includes the cost to purchase rights to broadcast films and TV programs with the addition of direct costs in order to adjust the films and programs for broadcasting in Israel.

The rights to use content by the jointly controlled entity which was made available by its shareholders, is also included as part of this asset.

Cost of rights are amortized when actual broadcasting takes place, while giving a relatively greater weight to primary broadcasting.

	h.	Property, plan and equipment:

		1.	Property, plan and equipment is stated at cost.

2.

The assets are depreciated by the straight-line method over their estimated useful lives (other than leasehold improvements, see below). The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see k below). The annual depreciation rates are as follows:

%

Buildings	2 – 4 (mainly 2)
Cable network	8.33;10
Equipment in the broadcasting center and studio (primarily electronic equipment)	15 – 20 (mainly 15)
Converters and modems	10
Computers and peripheral equipment	20 – 33
Office furniture and equipment	6 – 10
Development costs of internet site	33
Vehicles	15

3.

Assets leased under a capital lease are presented in fixed assets based on the present value of the future lease payments. Lease payments due in the future, net of the implicit interest component, are included in long-term liabilities.

4.	Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

- F–30 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Intangible assets, long-term receivables and deferred charges:

1.

Deferred charges in respect of issuance of debentures are amortized, using the interest method, over the life of the debentures, in proportion to the balance of debentures outstanding. The amortization is recorded under the financial expenses, net.

2.

Intangible assets include payment made in respect of a non-exclusive license to provide stationary communications services within Israel. The license charges are amortized by the straight-line method over the period of the license (15 years).

		3.	Assets leased by the Company in capital lease arrangements were derecognized and a long term receivable was recorded in respect of the lease arrangement.

	j.	Revenue recognition:

		1.	Revenue from subscription fees is recognized on a monthly basis as the service is provided.

		2.	See also l below (amortization of customers’ deposits for converters).

3.

Initial hook up revenues, obtained from connecting subscribers to the Company’s cables infrastructure, are less than related direct selling costs as defined under SFAS 51 (“Financial Reporting by Cable Television Companies”). Therefore, such revenues, together with the selling costs, are recognized as the hook up is completed.

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

- F–31 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

		2.	Impairment of investment in non-marketable equity securities:

The Company generally evaluates the fair value of its investments in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

The evaluation of the fair value takes into consideration, among others, valuations of the investments, the conditions of the industry in which the investee company is operating, the investee company’s business condition, prices of equity transactions in the investee company and additional information that the investee company presents to its board of directors (if the Company is represented on the board) or to its shareholders.

Based on the results of the above evaluation, the Company, if necessary, recognizes an impairment loss that is other than temporary in the statement of operations.

	l.	Customers’ deposits for converters:

The Company and Matav Haifa collect deposits from their subscribers in respect of converters installed by them, in an amount not exceeding their cost. The Company and Matav Haifa partially refund the deposit when the converter is returned. The refund amount (which is linked to the Israeli CPI) is reduced to reflect 10% amortization for each year or portion of a year in which the subscriber used the converter.

In July 2003, the financial committee of the Knesset approved amendment No. 5 of the Bezeq regulations (Licenses) that enables the Company to amortize deposits that were collected from the date of approval at an annual rate of 10% of their cost to the Company, rather than 10% of the deposit amount.

The amortization of the deposits is included in revenue.

	m.	Income taxes:

1.

Deferred taxes are computed in respect of temporary differences between the amounts included in the financials statements and the tax basis of assets and liabilities and in respect of carryforward tax losses. As to the main factors in respect of which deferred taxes have been included – see Note 17c.

Deferred tax balances are measured using the enacted tax rate expected to be in effect at time when the differences are expected to reverse, based on the applicable tax laws at balance sheet date. The amounts of deferred taxes presented in the statements of operations reflect changes in the above balances during the reported years.

2.

Taxes which would apply in the event of disposal of the investments in the subsidiaries and the affiliates (except for Partner) have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investment is not expected in the foreseeable future.

- F–32 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As to Partner: During 2003, the Company’s management revised its plans as to the investment in the shares of Partner such that the realization of Partner shares in the foreseeable future is no more unlikely. In view of the change in Company’s management’s plans as to the realization of the investment in the shares of Partner, in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, the Company recorded a deferred tax liability (see also Note 5b(2)(d)).

3.

Due to the uncertainty whether or not the Company shall incur taxable income in the future and since the Company accumulated tax loss carryforwards, no deferred tax assets have been recorded in the financial statements.

		4.	As to the effect of the adoption of Accounting Standard No. 19 with respect to taxes on income, see Note t. below.

	n.	Allowance for doubtful accounts:

The allowance is principally determined in respect of specific debts that are doubtful of collection, based on the age of the customers’ debt.

	o.	Cash equivalents:

The Group considers all highly liquid investments, which include unrestricted short-term bank deposits with original maturities of three months or less), to be cash equivalents.

	p.	Long term liabilities to banks in respect of borrowed debt securities

Debt to banks that represents borrowing of debt securities (i.e. short sale of debt securities), for which the Company has an intent and it is probable that the Company will repay only at maturity of these debt securities, is accreted to the redemption value based on the effective interest method.

	q.	Net earnings (loss) per Ordinary share and per American Depository Shares (“ADS”):

Basic earnings (loss) per share and per ADS are computed based on the weighted average number of shares outstanding during the year, assuming the conversion of convertible securities at the later of either the beginning of the year or the date of their issuance, if conversion is likely.

Diluted earnings (loss) per share and per ADS are computed as above, with the addition of the effect of shares deriving from the conversion of convertible securities which were not included in the computation of basic earnings per share. If the effect of the conversion of convertible securities is antidilutive, it is not included in the computation.

- F–33 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	r.	Linkage basis:

Balances whose contractual linkage terms stipulate linkage to the latest index published prior to the date of payment are stated on basis of the latest index published prior to balance sheet date.

	s.	Advertising expenses:

Advertising expenses are charged to income as incurred, see also Note 19b.

	t.	Derivatives:

The Company purchased options (call options combined in certain cases with put options) to offset the effect of possible fluctuation in the NIS/dollar exchange rate on the NIS amount of certain dollar cash outflows. The Company does not hold or issue derivative financial instruments for trading purposes.

The options are stated at fair value. Gains and losses on the options are included in financial expenses.

	u.	Implementation of new accounting standards and their impact on the financial statements:

In July 2004, Accounting Standard No. 19 - Taxes on Income (“the Standard”) was approved by the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income in the financial statements.

The principal change pursuant to the Standard in relation to the principles presently applied is the recognition of deferred taxes in respect of temporary differences relating to land.

The Standard is effective in respect of financial statements relating to periods beginning on or after January 1, 2005. Changes resulting from adoption of the Standard should be recorded by including the cumulative effect in the statement of operations as of the beginning of the period in which the Standard is adopted.

The Company estimates that, the effect of the new Standard on its financial statements is not expected to be material.

- F–34 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 3: –	CASH AND CASH EQUIVALENTS

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Cash	2,724	4,155	655	1,507
Short-term bank deposits	35,224	20,095	35,224	20,095

	37,948	24,250	35,879	21,602

NOTE 4: –	ACCOUNTS RECEIVABLE

	a.	Trade receivables:

		Consolidated		The Company

		December 31,		December 31,

		2003	2004	2003	2004

		NIS in thousands

		Adjusted	Reported	Adjusted	Reported

Open accounts (1) (2)		82,772	75,030	45,054	37,074
Notes and checks		379	428	346	324

		83,151	75,458	45,400	37,398

(1)	Net of allowance for doubtful accounts *)	3,250	3,238	2,495	2,546

(2)	Includes credit card receivables in the amount of	21,551	19,576	13,442	13,084

(*) For changes in the allowance for doubtful accounts – See Note 19b.

b.	Other accounts receivable:

Cable Companies	1,203	*)	4,180	1,151	*)	2,999
Prepaid expenses	10,851		6,424	12,422		7,010
Income receivable	3,953		3,136	3,238		2,267
Advances to suppliers	692	*)	5,236	370	*)	2,473
Other	3,066	*)	1,034	2,250	*)	572

	19,765		20,010	19,431		15,321

*)	Reclassified.

- F–35 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY

	a.	Investments in subsidiaries (losses over the investments in subsidiaries):

		1.	The investment is comprised as follows:

	The Company

	December 31,

	2003	2004

	Total	Included in investments and long- term receivables	Included in long-term liabilities	Total

	NIS in thousands

	Adjusted	Reported

Cost of shares	8,362	8,362	–	8,362
Equity in post acquisition losses	(127,755)	(106,862)	(11,806)	(118,668)

Equity value	(119,393)	(98,500)	(11,806)	(110,306)

Long-term loan (1)	36,903	37,346	–	37,346
Long-term accounts (2)	322,661	315,254	–	315,254
Capital notes (3)	(3,601)	–	(3,351)	(3,351)

	236,570	254,100	(15,157)	238,943

(1)	The CPI linked loan does not bear interest and its repayment date had not yet been determined.

(2)	Long term accounts are linked to the CPI and their repayment date had not yet been determined.

(3)	Capital notes are unlinked to the CPI and bear no interest and their repayment date had not yet been determined.

- F–36 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

	2.	The changes in the investments during 2004 and 2003 are as follows:

	The Company

	December 31,

	2003	2004

	NIS in thousands

	Adjusted	Reported

Balance at the beginning of the year	258,022	236,570
Changes during the year:
Equity in earnings (losses)	(31,485)	14,258
Liquidation of an investment in a subsidiary (MIS)	(1,062)	–
Sale of the Company’s shares held by a subsidiary	64,917	–
Newly consolidated jointly controlled company (by proportionate consolidation)	624	–
Repayment of long term accounts	(54,396)	(11,885)
Purchasing power loss of capital note	(50)	–

Balance at the end of the year	236,570	238,943

b.	Investments in affiliates:

	1.	The investment is comprised as follows:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Partner, see (2) below	65,373	91,334	62,369	88,330
Nonstop Ventures, see (3) below	1,434	1,402	13,623	13,691
Hot Telecom, see (4) below	–	9,000	–	12,209

	66,807	101,736	75,992	114,230

- F–37 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

The changes in the investments during 2004 and 2003 are as follows:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Balance at the beginning of the year	22,400	66,807	29,168	75,992
Changes during the year:
Investment in Hot Telecom	–	12,209	–	12,209
Newly proportionately consolidated Company	(624)	–	(624)	–
Purchasing power loss on capital note (see Note 5(3))	(31)	–	(31)	–
Sale of investments	(17,508)	–	(16,293)	–
Equity in earnings	62,840	22,616	64,042	25,925
Grant of capital note	–	68	–	68
Provision for expected loss upon exercise of options	(270)	36	(270)	36

Balance at the end of the year	66,807	101,736	75,992	114,230

2.	Partner:

	a)	The investment in Partner is composed as follows:

Shares:
Cost of shares	2,437	2,437	–	–
Equity in accumulated earnings	63,206	89,131	62,639	88,564
Provision for expected loss upon exercise of options	(270)	(234)	(270)	(234)

	65,373	91,334	62,369	88,330

b)	Partner operates a mobile telecommunications networks based upon the Global System for mobile Communications (“GSM”) Standard in Israel.

On November 1, 1999, Partner – in which the Group held by the Company and Matav Investments 20.326% of its issued capital – offered to the public abroad in an initial public offering (“IPO”) 38,888,999 ADS, each ADS representing one Ordinary share of NIS 0.01 par value of Partner, at a price of $13.50 per ADS.

Since the IPO, Partner’s ADS are listed on the NASDAQ National Market in the United States (“NASDAQ”) and on the London Stock Exchange. Since July 2001, Partner’s shares are also listed for trading on the Tel-Aviv Stock Exchange (“TASE”).

- F–38 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

The Group owns as of December 31, 2004 and 2003, 5.25% in Partner.

The market value of Partner’s shares owned by the Group is NIS 358 million and NIS 332 million as of December 31, 2004 and 2003, respectively.

The market value of the shares at the date of approximating the issuances of the financial statements is NIS 393 million.

Under the terms of Partner’s License, certain shareholders of Partner, among them the Company, are subjected to certain obligations such as compliance with the Required Israeli Percentage (minimum percentage of shares to be held by Israeli persons or entities as determined in the License) and the Required Founders Percentage (minimum holding of means of control by Founders’ Group as determined in the License) (see also Note 24a.).

As to collateral on Partner’s shares, see Note 15c(2).

	c)	Realizations of Partner’s shares:

In April 2002, the Group entered into agreements according to which it sold to a subsidiary of Hutchison Whampoa Ltd. (“Hutchiston”) 13,778,668 shares of Partner, which constituted 7.7% of Partner’s issued and outstanding share capital. The proceeds from the sale amounted to adjusted NIS 306 million. The gain (net of taxes) resulting to the Group from the above transaction amounted to NIS 197 million.

On November 3, 2003, the Group sold 3,826,169 Ordinary shares of Partner in consideration for approximately adjusted NIS 114.4 million. The gain resulting from the above sale, net of tax effect, amounted to approximately NIS 62 million. Subsequent to the sale, the interest held in Partner is 5.25%.

As for the sale of the shares of Partner held by the Company during May 2005, see Note 24a.

d)

During 2003, the Company’s management revised its plans as to the realization of the investment in Partner such that the realization of the Partner’s share in the foreseeable future is no more unlikely. The revision of the plans of Company’s management, as aforesaid, included the sale of Partner’s unrestricted shares, as described above.

- F–39 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

Consequently, in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, the financial statements as of December 31, 2004 include a deferred tax liability of approximately NIS 24 million for the difference between the tax base of the investment in Partner and the carrying value of the investment as of December 31, 2004. The tax expense in respect of the Partner investment amounted to NIS 8.3 million and NIS 15.6 million in 2004 and 2003, respectively. Such tax expense was included as an offset to equity in earnings of affiliates.

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

On November 24, 2004, the court decided to strike the motion to recognize the claim as a class action.

2)

On April 8, 2002, a claim was filed against Partner, together with a motion to approve this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against Partner is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regard to a preliminary motion to dismiss the claim, which was submitted by partner.

At this stage, and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made in Partner’s accounts.

- F–40 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

In addition, Partner and its legal counsel are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

3)

On April 13, 2003 a claim was filed against Partner and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. Partner has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made in Partner’s accounts.

4)

On September 14, 2004, a claim was filed against Partner, together with a motion to recognize this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS 173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. Partner has not yet filed a response. At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made in Partner’s accounts.

5)

Partner does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby Partner has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to Partner. The accounts of Partner do not include a provision in respect thereof.

6)

Partner is a party to various claims arising in the ordinary course of its operations. Management of Partner, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of Partner. The accounts do not include a provision in respect thereof in Partner’s accounts.

- F–41 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

	3.	Nonstop Ventures:

		a)	The Group owns, as of December 31, 2004 and 2003, 50% of Nonstop Ventures (see b) below). The Group’s investment in Nonstop ventures is comprised as follows:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Shares:
Cost of shares	5	5	–	–
Equity in accumulated losses	(12,194)	(12,294)	–	–
Long-term loans and capital note *)	13,623	13,691	13,623	13,691

	1,434	1,402	13,623	13,691

*)

Includes long-term loans bearing interest at the Prime rate and capital notes that bear no interest and are unlinked, effective from January 2002. The date of repayment of the above capital notes and long-term loans, has not yet been determined.

	b)	Nonstop ventures is 50% owned by the Group and 50% by shareholders of the Company.

Nonstop Ventures is engaged in the investments in companies and entrepreneurs whose main activities are in the area of Internet, cable and data Communications.

4.	Hot Telecom:

	a)	The Group owns, at December 31, 2004, 26.5% of Hot Telecom.

The Company’s investment in Hot Telecom is comprised as follows:

	Consolidated	The Company

	December 31, 2004 *)

	Reported NIS in thousands

Equity in accumulated losses	(3,209)	–
Long-term debt (1)	12,209	12,209

	9,000	12,209

*)	Hot Telecom was established by the Cable Companies in November 2003. See Note 1a(4,5,6).

(1)	Long-term debt is unlinked to CPI and bears no interest. Its repayment date had not yet been determined.

- F–42 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

b)

According to the license, which was granted to Hot Telecom, the Partnership has to pay royalties at a rate of 3.5% to the Government of Israel, based on the gross income from telecommunication services according to the license conditions.

	c)	Hot Telecom, together with the Cable Companies are obliged to make payments to the government, see Note 15(a)(1)(b).

d)

On July 9, 2004, Hot Telecom, signed an agreement with an Israeli entity in the global Lucent Int. Group for the establishment of a telephony network based on the cable infrastructure. The agreement is a framework agreement for 100,000 subscribers and, in the first stage, orders will be issued for the establishment of a network for 24,000 telephony subscribers in consideration for an estimated amount of $16 million. To secure the payments to Lucent, the partnership provided a guarantee in amount of $4 million through its partners including the company (see also Note 15c(9)).

e)

On July 29, 2004, Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”) submitted a petition for the granting of orders nisi and for the granting of an interim order, against the Government of Israel, the Minister of Communications and the Minister of Finance (“the Respondents”) and against Hot Telecom as a formal respondent.

The petition was based on an amendment to the Communications Regulations (Bezeq and Broadcasting) (Payments for Interconnection), 2000 (the “Interconnection Regulations”), specifically on interim Regulation No. 10. This regulation sets a “Bill and Keep” arrangement which applies between Bezeq and Hot Telecom as follows:

In regulation 10 to the interconnection regulations, Bezeq and the internal operator (except for a unique internal operator and Bezeq) will not make payments to each other for reciprocal communication links as stated in the aforesaid regulation, and each of them will bear their costs in this respect, all of which is if the following cumulative conditions are met:

1.

Two years have not yet elapsed from the date on which the internal operator commenced providing telephony services on a commercial basis, as the Minister of Communications informed the concerned license holders (November 25, 2004).

2.

The difference between the total minutes of traffic originating in the internal operator’s aforesaid network and their destination being the internal operator network of Bezeq and the total minutes of traffic originating in the internal operator’s network of Bezeq and their destination being internal operator’s aforesaid network does not exceed 1,050,000,000 minutes of traffic.

- F–43 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

The petitioner requested interim orders to delay the effective date of the arrangement until compensation to the petitioner is ensured in respect of loss of income, through amendment of the Bezeq (Royalties) Regulations, 2001, to enable the petitioner to set off the loss of income incurred and to cancel Regulation 10 that was enacted without authority and with discrimination against the petitioner.

In addition, an interim order was requested to maintain the current status until a decision is rendered with respect to the petition or until the petitioner’s right to receive compensation for loss of income is determined fully and completely.

On August 11, 2004, the request for an interim order was rejected.

Subsequent to a preliminary hearing of the petition, and after the Bezeq (Royalties) Regulations, 2001 was amended in a way that ensured that Bezeq may set off the loss of income, the petitioner filed an amended petition. A hearing for the amended petition was scheduled on April 14, 2005. The date set for submission of a response on behalf of Hot Telecom to the amended petition is no later than 5 days before the date set for the hearing (see also Note 24e in respect of the withdrawal of the petition).

f)

On November 30, 2004, the Ministry of Communications issued policy principles to license the provision of telephony services by broadband access (VoB) (“The policy principles”). Pursuant to the policy principles, the provision of stationary domestic VoB services shall be organized in the context of a unique domestic operator license, according to which the provision of telephony services is to be performed by VoIP technology while using the broadband access of a domestic operator (currently Bezeq or Hot Telecom). The policy principles determine that licenses to provide VoB services shall be granted in 2005 in a manner that the commencement of operations by virtue of the licenses shall be feasible on May 1, 2005. It was further determined that for the time being, an owner of VoB license shall not be charged to pay the domestic operator for using the domestic operator’s network. The ministry, in its policy principles, noted that it intends to complete soon the policy on the provision of VoB services by broadband access network of cellular operator. In addition, pursuant to the policy principles, Bezeq shall be entitled to provide VoB services at the earlier of May 1, 2007 or after its customer segment in the area of the stationary telephony (business or private segments) shall decrease below 85%, and a subsidiary of Bezeq shall be able to provide VoB services subject to restrictions stipulated in the unique domestic operator’s regulations. The ministry indicated that a hearing proceeding regarding the same matter with the relevant parties shall be conducted in the coming weeks.

Concurrently with promulgating the policy principles, the ministry commenced to grant licenses for marketing experiment for a payment to provide VoB services to several internet suppliers, among which are 012 Golden Lines, Barak, Bezeq International and Gold internet.

- F–44 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

As a result of applications by Bezeq and Hot Telecom the Ministry of Communications, on December 29, 2004, sent a letter to various parties including Bezeq and Hot Telecom thereby enabling them to present their position with respect to the ramifications of the policy principles on them. In a reply to the Ministry of Communications, Hot Telecom filed a detailed status paper in which it demanded to revoke the policy principles alleging that they constitute a deviation from the policy having a basis to organize the communications market in Israel on a facilities based competition and that the resolution of the Ministry of Communications to enable the provision of VoB services while using the domestic operator infrastructures constitutes an illegal impairment of the proprietary right of the infrastructures owner. In addition, it was alleged that the resolution pursuant to which the VoB operator shall not be charged with a payment for using the internal operator’s infrastructure lacks authority and is devoid of reasonableness and results in economic distortions and the ministry is required to enable the payment of access fees to the internal operator for using its infrastructures for proving the VoB service. Alternatively, Hot Telecom requested to adjourn the date for granting the VoB licenses until after Hot Telecom shall reach a market segment of 5% of the stationary telephony industry. In addition, Hot Telecom claims that the resolution of the Ministry of Communications to enable the use in the domestic operator’s infrastructures to provide cellular VoB service without, at the same time, enabling Hot telecom to provide VoB service over the cellular infrastructures, is unreasonable and creates discrimination between the operators.

As to the matter of providing VoB services by Bezeq, Hot Telecom demands that Bezeq shall not be entitled to provide directly and/or by its subsidiary, VoB services as long as it is a monopoly in the stationary telephony industry, to wit, as long as it holds in 50% of stationary telephony market.

As of the date of filing the report, a new resolution of the ministry of communications has not yet been issued.

g)

On March 31, 2004, the Ministry of Communications issued policy principles on Bezeq license-discounts for size and marketing bundled services according to which: (a) Bezeq may offer discounts for size at a rate of up to 10%, effective with the commencement date of providing commercial telephony services by a domestic operator, and (b) Bezeq may request to amend its license in a manner that it will be able to market bundled services including telephony services and multi-channel TV that are provided by a subsidiary when its market segment of the stationary telephony industry (private or business sectors) shall decrease below 85% and this is in relation to the same customers segment. In addition, it was determined that if it is found that even before the market segment of Bezeq decreased below 85%, as above, that the competitive status of Bezeq’s subsidiary deteriorated significantly resulting, among others, from marketing service bundles that include telephony by a competitor, the minister shall consider to amend Bezeq’s license according to the above.

- F–45 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

As to this matter, the ministry determined that in relation to Yes – a determination of a significant deterioration in the competitive status shall be a situation in which its market segment in the industry of multi channel-broadcast to subscribers decreased below 25% of all subscribers.

Following additional hearing procedures held by the Ministry of Communications in this matter, the ministry resolved on January 9, 2005, to raise the significant deterioration threshold in the competitive status of Yes from 25% to 29%.

	c.	Non-marketable equity securities:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Cost of shares of Barak I.T.C. (1995) – International Telecommunications Services Corp. Ltd. (“Barak”) *)	16,241	–	16,227	–

*)

Barak, 10% held by the Group, won a tender of the Israeli Ministry of Communications for the provision of international telephony services. The operating license was granted to Barak in February 1997 for a period of ten years and the provision of services commenced in July 1997.

1.	During 2002, the Company wrote-off a part of its investment in Barak, which amounted to NIS 8.8 million, based on a valuation of Barak. This amount was presented in other expenses, net.

2.

As of December 31, 2004 Barak had shareholders’ deficiency of NIS 527 million and a working capital deficiency of NIS 704 million, derived mainly from classification of long-term bank liabilities as current liabilities as a result of Barak’s noncompliance with part of its financial covenants.

In the opinion of Barak’s management, in light of its positive cash flows from operating activities and the advanced negotiations with banks in connection with refinancing of Barak’s debt, Barak will continue to operate as a going concern in the foreseeable future. Nonetheless, management of Barak is in the opinion that absent a financing arrangement with the banks, Barak will encounter difficulties in paying interest to debentures holders and the principal of the loan to banks that are repayable in November and December 2005.

- F–46 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

In light of the deterioration in Barak’s financial position, as stated above, and in light of the opening of the international communications segment to new competitors, and the granting of licenses to three additional operators, the Company’s management decided to reexamine the value of its investment in shares of Barak.

The value of the investment in Barak was determined by the work of a valuation expert, based on the discounted cash flows method, discounted at a capitalization rate of 12.5% per annum. The valuation was performed under the assumption that Barak will arrange the abovementioned refinancing for purposes of repayment of the debentures issued and, accordingly, will continue to operate as a going concern. According to the valuation implemented by the appraiser, the estimated fair value of the interest in Barak is between zero and $1 million only. Management of the Company chose to present the investment according to the low range of the valuation and, therefore wrote down the entire amount of the investment in Barak, in the amount of approximately NIS 16 million (see also Note 24d). The loss amounting from the aforementioned write-down was included as part of other expenses.

	d.	Company’s share of assets, liabilities, revenues and expenses and cash flows of a jointly controlled company that is consolidated by the proportionate consolidation method (26.6%):

	December 31

	2003	2004

	NIS in thousands

	Adjusted	Reported

Current assets	20,520	24,044

Non-current assets	38,125	29,202

Current liabilities	61,913	57,594

Non-current liabilities	737	605

Year ended December 31, 2004

NIS in thousands

Reported

Net revenues	5,852

Expenses	1,291

Gross profit	4,119

Loss from continuing operations and net loss	–

Cash flows from operating activities	1,104

Cash flows from investing activities	(493)

Cash flows from financing activities	(195)

- F–47 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6: –	INVESTMENT IN LIMITED PARTNERSHIPS

The jointly controlled entity invests in limited partnerships that are engaged in the production of films in Israel. The limited partnerships received an approval from a committee at the Ministry of Industry and Trade which deals with withholding tax of films under the Income Tax Regulations (Withholding of Investors Income from Israeli Films), 1990.

The jointly controlled entity is a limited partner in these partnerships.

As of December 31, 2004 Hot Vision has an obligation to perform additional investments in these partnerships of NIS 190 thousand.

NOTE 7: –	RIGHTS TO BROADCAST MOVIES AND PROGRAMS FILM COSTS

December 31, 2004

NIS in thousands

Reported

Balance at the beginning of the year *)	34,927

Additions during the year	26,936
Amortization during the year	(35,354)

Balance at the end of the year	26,509

*)	The accounts of Hot Vision were consolidated for the first time on December 31, 2003.

- F–48 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 8: –	PROPERTY, PLANT AND EQUIPMENT

Composition of assets and accumulated depreciation and amortization, grouped by major classifications, and changes during 2004, are as follows:

	Consolidated

	Cost				Accumulated depreciation				Depreciated balance

		Changes during the year				Changes during the year			December 31,

	Balance at beginning of year	Additions	Disposals	Balance at end of year	Balance at beginning of year	Additions	Disposals	Balance at end of year	2003	2004

	NIS in thousands

	Adjusted	Reported			Adjusted	Reported			Adjusted	Reported

Leasehold land (including construction plans) (1)	4,319	–	–	4,319	–	–	–	–	4,319	4,319
Buildings (including land) (2)	53,699	1,163		54,862	11,660	1,046	–	12,706	42,039	42,156
Cable network	1,342,613	24,138	–	1,366,751	820,540	89,941	–	910,481	522,073	456,270
Broadcasting center (primarily electronic equipment)	136,940	18,488	–	155,428	101,478	12,314	–	113,792	35,462	41,636
Studio equipment	12,294	3,037	–	15,331	12,294	653	–	12,947	–	2,384
Converters and modems	390,242	45,245	1,326	434,161	136,105	34,113	530	169,688	254,137	264,473
Computers and peripheral equipment	62,049	2,885	–	64,934	51,147	5,704	–	56,851	10,902	8,083
Office furniture and equipment	14,507	308	–	14,815	9,934	656	–	10,590	4,573	4,225
Leasehold improvements	6,364	30	–	6,394	4,620	287	–	4,907	1,744	1,487
Development costs of internet site	1,099		–	1,099	972	31	–	1,003	127	96
Vehicle	4,282	–	3,489	793	2,872	406	2,695	583	1,410	210
Telephone equipment	39	134	–	173	–	1	–	1	39	172

	2,028,447	95,428	4,815	2,119,060	1,151,622	145,152	3,225	1,293,549	876,825	825,511

(1)	The land is leased for a 49 year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(2)

The cost of the buildings includes an amount of NIS 21,907 thousand at December 31, 2004 and 2003 representing cost of buildings on leased land. The lease in respect of most of the land is for a 49 year period ending in 2040, with an option to renew the lease for an additional 49 years. Registration of the leases with the Land Registry has not yet been completed.

- F–49 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 8: –	PROPERTY, PLANT AND EQUIPMENT (Cont.)

	The Company

	Cost				Accumulated depreciation				Depreciated balance

		Changes during the year				Changes during the year			December 31,

	Balance at beginning of year	Additions	Disposals	Balance at end of year	Balance at beginning of year	Additions	Disposals	Balance at end of year	2003	2004

	NIS in thousands

	Adjusted	Reported			Adjusted	Reported			Adjusted	Reported

Leasehold land (including construction plans) (1)	4,319	–	–	4,319	–				4,319	4,319
Buildings (including land) (2)	18,875	1,141	–	20,016	5,532	389	–	5,921	13,343	14,095
Cable network	990,398	65	–	990,463	596,222	67,894	–	664,116	394,176	326,347
Broadcasting center (primarily electronic equipment)	65,085	8,632	–	73,717	55,700	3,387		59,087	9,385	14,630
Studio equipment	3,561	–	–	3,561	3,561	–	–	3,561	–	–
Converters and modems	272,762	35,122	915	306,969	97,259	23,915	389	120,785	175,503	186,184
Computers and peripheral equipment	55,160	2,784	–	57,944	45,530	4,852		50,382	9,630	7,562
Office furniture and equipment	8,704	80	–	8,784	5,706	342	–	6,048	2,998	2,736
Leasehold improvements	5,921	8	–	5,929	4,267	271	–	4,538	1,654	1,391
Development costs of internet site	1,095	–	–	1,095	994	31	–	1,025	101	70
Vehicle	3,303	–	2,883	420	2,177	301	2,211	267	1,126	153

	1,429,183	47,832	3,798	1,473,217	816,948	101,382	2,600	915,730	612,235	557,487

(1)	The land is leased for a 49 year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(2)

The cost of the buildings, includes mostly an amount which represents cost of buildings on leased land. The lease in respect of most of the land is for a 49 year period ending in 2040, with an option to renew the lease for an additional 49 years. Registration of the leases with the Land Registry has not yet been completed.

As to the pledges on property, plant and equipment – see Note 15c(1).

- F–50 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9: –	INTANGIBLE ASSETS AND DEFERED CHARGES, NET

	Consolidated				The Company

	Original amount		Unamortized balance		Unamortized balance

	December 31,				December 31,

	2003	2004	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported	Adjusted	Reported

Debentures issuance expenses, see Note 14	11,393	11,393	1,330	616	1,330	616
Non-exclusive license, see Note 2(i)	3,972	3,972	2,616	2,485	–	–

	15,365	15,365	3,946	3,101	1,330	616

NOTE 10: –	BANK CREDIT

	Weighted average interest rate	Consolidated December 31,		The Company December 31,

	December 31, 2004	2003	2004	2003	2004

	%	NIS in thousands

		Adjusted	Reported	Adjusted	Reported

Short-term credit, see Note 19	5.3	389,730	437,029	349,223	396,682
Current maturities of long-term loans, see Note 13		45,673	28,310	45,673	28,310

		435,403	465,339	394,896	424,992

The total unused credit lines out of the authorized credit lines as of December 31, 2004, amounted to approximately NIS 157 million.

Financial covenants and arrangements:

a.

According to a credit arrangement from September 2003, the Company received a credit line from a bank in the amount of approximately NIS 87 million (of which approximately NIS 47 millions have been used as of December 31, 2004). The use of credit, which is collateralized by a floating charge, proportionately with other banks, is conditional upon the Company’s fulfillment of certain financial and non-financial covenants determined under the aforesaid agreement.

As of December 31, 2004, the company did not comply with two covenants to maintain the financial ratios, as defined in the agreement, as follows:

	1.	The number of broadcast subscribers.

	2.	Operating surplus.

During March 2005, the company received a letter from the bank according to which the bank does not deem the non-compliance, as above, a violation of the company to maintain the financial ratios for a period of one year from the date of the letter (the waiver period).

- F–51 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 10: –	BANK CREDIT (Cont.)

In view of the dictated increase in the required operating surplus, as defined in the covenants agreement, in 2005, the Company’s management anticipates that additional negotiations shall take place with the bank at the end of the waiver period.

b.

An amount of approximately NIS 31 million was classified as long-term liabilities since the bank committed to renew such debt at its repayment date (which is less than 12 months from balance sheet date) for a period longer than a year.

	c.	Bank Hapoalim Ltd. demands that Hot Vision repays its outstanding borrowings amounting to NIS 71 million. Hot Vision had some discussions with the bank to extend the credit period.

NOTE 11: –	ACCOUNTS PAYABLE

		Consolidated		The Company

		December 31,		December 31,

		2003	2004	2003	2004

		NIS in thousands

		Adjusted	Reported	Adjusted	Reported

a.	Trade payables:

	Open accounts	63,499	66,255	43,983	45,681
	Checks payable	31,200	38,027	19,634	29,236

		94,699	104,282	63,617	74,917

b.	Other accounts payable:

	Payroll and related expenses	6,912	6,754	4,757	4,710
	Provision for vacation pay	4,473	5,114	3,438	3,761
	Government authorities (1)	96,416	103,779	89,391	97,448
	Advances from Cable Companies	5,004	2,738	–	–
	Royalties to the Government of Israel	11,225	11,069	11,225	11,069
	Accrued interest	1,846	1,381	1,846	1,381
	Accrued expenses (2)(3)	16,623	22,695	13,844	18,153
	Provision due to lawsuit (see Note 15(b)(3))	–	23,400	–	23,400
	Deferred taxes	15,630	23,981	15,630	23,981
	Others	853	1,032	477	595

		158,982	201,943	140,608	184,498

(1)	Mainly includes a provision for taxes in respect of the sale of Partner shares during 2002 and 2003 (see Note 5b(2)(c)).

The Company paid an amount of NIS 71 million as an advance on account of capital gains tax in respect of the sale of Partner shares in 2002. As of December 31, 2004 and 2003, the accumulated tax accrual in respect of the above sale and the sale in 2003 amounted to a total consideration of NIS 83 million (not including interest and CPI linkage). This amount was not yet paid due to a continuing dispute with the tax authorities.

- F–52 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 11: –	ACCOUNTS PAYABLE (Cont.)

The financial statements contain a provision for the full tax liability (including interest and CPI linkage) relating to the sale of Partner shares in 2003 and 2002.

(2) Consolidated and the Company includes balance with former related party in an amount of adjusted NIS 128 thousand as of December 31, 2003.

(3) Includes, as of December 31, 2004, a provision relating to expenses to be paid to an interested party in the amount of NIS 1,300 thousand.

NOTE 12: –	ACCRUED SEVERANCE PAY (SEVERANCE PAY FUND)

Labor laws and agreements require the Group companies to pay severance pay to employees dismissed or leaving their employment under certain other circumstances.

The companies’ severance pay liability to their employees, is computed based on the number of years of employment multiplied by the most recent salary and, is covered primarily by purchase of insurance policies and by an accrual. The companies records the obligation as if it was payable at each balance sheet date on an undiscounted basis. The balance of the severance pay liability and the amounts funded for such liability as above are as follows:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Amount of severance pay liability	17,272	19,477	12,878	14,368
Amount funded	(15,166)	(16,994)	(12,174)	(13,345)

Unfunded balance, net	2,106	2,483	704	1,023

The companies may make withdrawals from the funds only for the purpose of disbursement of severance pay.

The amounts accumulated in insurance companies in connection with deposits made by a jointly controlled entity in order to cover its liabilities for severance pay are not under its control and management and, therefore, neither these amounts nor the corresponding accrual for severance pay are included in the balance sheet.

Severance pay expense totaled NIS 5,278 thousand, adjusted NIS 5,748 thousand and adjusted NIS 4,470 thousand in 2004, 2003 and 2003, respectively.

- F–53 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 13: –	LONG-TERM LOANS FROM BANKS AND OTHERS

	a.	Comprised as follows:

	Consolidated and The Company

	Weighted average interest rate	December 31,

	31.12.2004	2003	2004

	%	NIS in thousands

		Adjusted	Reported

From banks – linked to the dollar	Libor+1.5	3,678	1,206
From banks – linked to the Israeli CPI	5.65	147,862	125,937
From others – linked to the dollar	Libor+1.75	21,536	1,140
From others – unlinked (*)		–	1,484

		173,076	129,767
Less – current maturities		45,673	28,310

		127,403	101,457

(*) Amounts received from sale of credit card receivables with recourse.

The Libor rate as of December 31, 2004 was 3.10%.

b.	The loans (net of current maturities) are repayable in the following years subsequent to the balance sheet dates:

	Consolidated and The Company

	December 31,

	2003		2004

	NIS in thousands

	Adjusted		Reported

Second year	28,310	*)	27,922
Third year	26,698		58,847
Forth year	57,832	*)	14,688
Fifth year	14,563		–

	127,403		101,457

As to collateral to secure the loans see Note 15c.

*)	Reclassified.

- F–54 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 14: –	DEBENTURES

a.

According to a prospectus dated August 28, 1997, the Company issued NIS 200 million par value of registered debentures (series A), for redemption in seven equal annual installments on August 20 in each of the years 2000 to 2006, and 2,850,000 warrants (series 1), see Note 16c. The debentures (principal and interest) are linked to the Israeli CPI and bear annual interest at the rate of 3.7% (as determined in the tender). Debentures with a par value of NIS 30,700 thousand were purchased by a wholly-owned subsidiary, upon issuance. In August 2001, the subsidiary sold the remaining debentures held by it at that date for NIS 23,268 thousand. The debentures are traded on the TASE. Debenture issuance expenses are presented in the balance sheets as deferred charges. See Notes 2i and 9.

	b.	The debentures are presented in the balance sheets as follows:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Debentures outstanding	101,103	68,010	101,103	68,010
Less – discount in respect of sale of debentures by subsidiary	1,257	804	–	–

	99,846	67,206	101,103	68,010
Less – current maturities	33,701	34,005	33,701	34,005

	66,145	33,201	67,402	34,005

- F–55 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS

	a.	Commitments:

		1.	Royalties and other payments to the Government:

			a)	The Company and Matav Haifa were required to pay royalties at the rate of 5% to the Government of Israel, based on the gross income from operating CATV broadcasts.

On June 16, 2003, the finance committee of the Knesset approved amendment No. 2 of the Bezeq Regulations (Franchises – 1987) which retroactively reduces the royalties payable by the holder of a license to operate CATV systems from 5% of gross annual revenues from providing broadcasting services to 4% in 2002 and 2003 and to 3.5% in 2004 and thereafter.

As to the revenues from the Internet activities, the Company is obligated to a payment at a rate of 4% in 2002 and 2003 and at a rate of 3.5% in 2004 and thereafter to the Government of Israel.

b)

In light of the contention of the Ministry of Finance according to which, following the expiration of the cable television operators’ franchises, the cable television operators should pay the State of Israel appropriate consideration for the grant of a right to continue to provide multi-channel television services to subscribers, as well as other telecommunications services over the cable network, the cable television operators, including the Company, came to an agreement with the State of Israel dated July 2001 according to which the Company undertook, among other things, to make certain payments to the government over a 12 year period, and in consideration, each cable television operator received recognition by the government of its ownership of its respective cable television network infrastructure. Subsequent amendments to the Telecommunications Law adopted that agreement. The material terms of the agreement provide that:

—

Each cable television operator shall make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum determined by multiplying certain accumulated income of all the cable television operators, including certain income derived from the use of cable infrastructure, by a percentage which is between 0% and 4%, increasing gradually according to the amount of such income. In the July 2001 agreement, it was agreed that the Company’s pro rata portion would be 24.1%, until agreed differently by all of the cable television operators; and

—

Each cable television operator shall pay the State of Israel in the 12-year period up to 12% of its income from the sale of any activity related to the cable infrastructure or a right related to such activity, and the sale of certain assets as set forth in the agreement.

- F–56 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

		—	The Israeli government (subject to payment of payments by the cable television operators) undertook not to assert any rights or claims regarding the ownership of the cable infrastructure.

As a result, each cable television operator is deemed to own all the rights to the cable network infrastructure in its license areas, and the right to operate it is subject to applicable law, following the expiration of the previous franchises. The July 2001 agreement, and its codification into law by way of amendments made to the Telecommunications Law, will continue to be in effect if the cable television operators consummate their proposed merger. As to Royalties and other payments to the Government, see Note 19a.

	2.	Royalties:

The Company and Matav Haifa have undertaken to pay royalties to various entities in respect of copyrights on programs transmitted or broadcasted on cable television, as stipulated in the agreements with the said entities. The annual amounts of royalties in 2004, 2003 and 2002 were approximately adjusted NIS 3.6 million, NIS 2.7 million and adjusted NIS 2.9 million, respectively.

	3.	As to commitments to purchase rights, liabilities and licenses relating to the productions of certain channels, see Note 1a(8).

4.

Under the Telecommunications Law and in accordance with the Council’s resolution of June 2002 as amended in September 2002 and in May 2003, each Cable Broadcast Licensee is required to invest or allocate in production or purchase of locally produced programs, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of the grant of the Broadcast License) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to locally produced programs by the Broadcast Licensee as of 2006 and thereafter. For this latter purpose, the Council shall consider, among other things, the financial condition of the Licensees in connection with their broadcast activities and the contribution of the said merger to the improvement of the financial condition of the Licensees.

According to the evaluation of the Company’s management, the amounts that were invested by the Company in respect of locally produced programs in 2002, 2003 and 2004 is higher than 8% of its annual revenues from the subscription fees for these years.

- F–57 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

	5.	Lease commitments:

The Company and its subsidiaries lease offices and motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2008.

Future minimum lease payments under non-cancelable lease agreements as of December 31, are as follows:

NIS in thousands

2005	6,736
2006	5,478
2007	2,372
2008	634

15,220

b.	Contingent liabilities:

	1.	Claims and petitions for approval of class actions:

a)

On April 22, 1999, a lawsuit and motion to approve the claim as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the Company who seeks approval as class action, thereby representing all of the members of the class allegedly included in such action.

In the claim, it is alleged that the Company constitutes a monopoly, and that it adversely exploits its position in the market, in a manner which is, or may be, damaging to the general public, inter alia, by setting and collecting unreasonable and unfair prices for the services it provides.

If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of reported NIS 1,387 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to reported NIS 360 million. In addition, the subscriber is also claiming compensation with respect to the damages caused to all of the members included in the class action, if approved, from the date of filing the lawsuit to the date judgment is rendered. In addition, the petitioner is claiming for a mandatory injunction according to which the Company will be obliged to reduce the service fee, which it charges from its subscribers.

- F–58 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

The Company filed an objection to the motion to approve the claim as a class action inter alia, on the grounds that the claim and the motion lack any merits, because of the fact that the petitioner has disregarded the high investments made in infrastructure and equipment, because of the fact that the franchise granted to the Company for CATV broadcasts, is limited in time, because of the fact that the comparisons made by the petitioner between the Company and foreign companies dealing in CATV broadcasts in countries where the situation is very different, are not relevant to the Company’s modus operandi, and because of the fact that the subscriber fees are subject to supervision and are highly regulated.

At the beginning of the hearing on the request, it was stated that the hearing of the request will be joined with similar requests that were filed against the Cable Companies Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, as detailed below).

After the unification of proceedings and pursuant to the arrangement reached by the parties and which was validated by the court, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other Cable Companies).

On August 21, 2003, the Court rendered its decision thereby rejecting the arguments of the Company (and of the other Cable Companies) and determined that the expenses with respect to the proceedings will be taken into account at the end of the proceedings.

In that decision the Court has determined, among other things, that the immunity stated in article 6 to Torts Ordinance is not granted to the Cable Companies and that the decision of the Restrictive Trade Practices Court that was granted in the past does not constitute a binding precedent or Court’s ruling toward the petitioners in the said procedure. Nevertheless, according to a procedural settlement reached by the parties, the Court will have to rule on other issues and parties arguments which were detailed in the request to approve the claim as a class action and the responses of the Cable Companies in that issue.

In a pre-trial hearing held on November 26, 2003, it was determined that the hearing of the proceedings against the various Cable Companies will be separated and that the first to be heard is the request to approve a class action which was filed against the Company. The parties reached a procedural arrangement concerning the hearing according to which no examinations shall be conducted and each party shall submit its summations. According to the said agreement, the summations on behalf of the petitioner were submitted on April 1, 2005 and the summations on behalf of the Company shall be submitted by June 22, 2005. The petitioner is entitled to submit a response to the Company’s summations by August 14, 2005.

- F–59 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsels, since the claim and the motion to approve it as a class action, and the Company’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the outcome of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

b)

On August 28, 2002, a lawsuit and motion to approve the claim as a class action were filed against the Cable Companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks with the elapse of six years from the date on which the franchises were granted. The compensation requested from the Company amounts to about NIS 139 million, as of the date the claim was filed.

In view of a rejection of a claim identical in substance to this claim, the Company and Golden Channels have presented a request to dismiss the claim without prejudice. The petitioners presented a reply to the request to dismiss the claim without prejudice and the Company and Golden Channels presented their reply to the petitioners’ reply. In addition, the Company and Golden Channels presented a reply to the request to approve the Claim as a Class Action. The petitioner’s request to join the hearing as creditors of Tevel was dismissed by the court. No date was scheduled for a hearing.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

c)

On December 3, 2002 a lawsuit and motion to approve the claim as a class action were filed by seven Israeli residents, who requested recognition of their action as representing 1,050,000 subscribers of the Cable Companies. According to the claim, the Cable Companies violated the terms of the approval given to them by the Council for the transmission of the pay sport channel, since they did not maintain certain programs in the original sport channel, which is part of the basic package, offered to subscribers. The petitioners requested the Court to instruct all three Cable Companies to compensate the subscribers by a total sum of NIS 302 million as of the date of the motion and by an additional sum of NIS 25 million for each month from the date the claim was filed up to the date judgment is rendered by the Court. The Company’s proportionate share based on the subscribers ratio as of the balance sheet date, is NIS 80 million, in addition to a monthly amount of NIS 6.7 million accumulating from the date the claim was filed until a ruling is rendered (the “Original Lawsuit”).

- F–60 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On May 27, 2004, the Court denied the motion to approve the claim as a class action. On July 5, 2004, the petitioners submitted an appeal to the Supreme Court. The parties submitted their summations. The date for a hearing of the appeal in the Supreme Court of the appeal in the Supreme Court is set to January 9, 2006.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements. The amount of the Original Lawsuit was calculated by the petitioners based on the number of subscribers of each of the Cable Companies at the date the claim was filed.

d)

On February 8, 2005, the Company received notice of a lawsuit and motion to approve the claim as a class action (the “lawsuit and the “motion” accordingly). The lawsuit and the motion were filed against the Company by an Israeli resident in the Tel Aviv-Jaffa District Court. The motion alleges, among other things, that the Company has misled consumers within the framework of a certain sales promotion campaign in 2001, thereby violating the Israeli Consumers Protection Law. According to the motion, the damages owed to the petitioner are in the amount of NIS 1,574 (equates to approximately $357) and the aggregate damages to the class are indeterminable at this stage, because the number of other potential petitioners is not known to the petitioner.

The Company noted that the motion relates to the same subject matter of an indictment that was filed in March 2003 in the Netanya Magistrate Court against the Company and certain of its officers for violation of the Israeli Consumers Protection Law. The officers were dropped from the indictment and in November 2003, the court approved a plea bargain, pursuant to which the Company admitted the facts in an amended indictment and paid an insignificant fine.

The Company has to submit its response until April 22, 2005. According to the opinion of the Company’s management, based on the opinion of its legal counsels and in view of the preliminary stage of the motion, it is not possible, at this stage, to estimate the chances of the claim and therefore no provision was recorded in respect of the aforesaid claim in the Company’s financial statements. See also Note 24(e).

	2.	Other claims:

a)

On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the Cable Companies, including the Company, by the Association for the International Collective Management of Audiovisual Works AGICOA, an international association of producers of cinema and television works.

The aggregate sum of the claim is not less than approximately $170.2 million and for the purpose of court fees was limited to a sum of $20 million.

- F–61 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

AGICOA is an organization that represents numerous producers in a claim against the Cable Companies for the alleged breach of copyrights of the represented producers due to the re-transmission of programs by the cable television operators. AGICOA is also claiming unjust enrichment on the part of the cable television operators and that they be ordered to submit their accounts.

In the opinion of the Companies’ management, as was expressed in the statement of defense filed with the court on July 9, 2000, the claimant has no right to file a claim in Israel, which is in light of the Anti-Trust Laws in Israel. In addition, the period of time on which the claim relies exceeds, at least partially, what is prescribed by law, due to the fact that the claimant did not properly prove the legitimacy of its rights claimed in the works and that the amount of the claim appears to be apparently groundless and exaggerated.

At a preliminary hearing held on June 18, 2002, the Court ruled to delay its decision in this matter pending resolution of the Israeli Supreme Court in a further hearing in another matter, the Tele Event case, which the Court believes will have material implication on all or part of this dispute. The further hearing referred to by the Court was filed with respect to the ruling of the Supreme Court (presiding as an appellate court), which determined that the re-transmission of broadcasts as secondary broadcasts may also constitute an infringement of copyrights, if such broadcasts include copyrights owned by third parties who have not consented to their broadcast in Israel.

In January 2005, the parties completed the discovery proceedings and therefore in the context of the preliminary proceedings, disclosing additional information and questionnaires remain to be completed.

According to the opinion of the Company’s management, based on the opinion of its legal counsels it is impossible, at this stage, to estimate the chances of the claim. Therefore no provision was recorded in respect of the aforesaid claim in the Company’s financial statements. In addition, in the opinion of the Company’s management based on the opinion of its legal counsel and despite the ruling in the matter of Tele Event, the Company has additional solid and well founded defense arguments.

- F–62 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

b)

In December 31, 2003, Eshkolot – The Israeli Artists Society for Performers’ Rights Ltd., or Eshkolot, filed a lawsuit in the District Court of Tel Aviv-Jaffa against the Company and the other Cable Companies for certain payments, for temporary and permanent injunctions, and to give instructions to Tevel’s trustee. Eshkolot claims that, since January 1, 2003, the cable television operators broadcast programs in violation of the rights of Israeli performers held by Eshkolot since such broadcasts were made without Eshkolot’s consent and without payment of royalties. In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to receive a usage payment of NIS 8.5 million as compensation for 2003 royalties (net of payments already transferred to Eshkolot), and that, from now on in each year the cable companies will have to pay this amount including linkage differentials and to update such royalties relative to increases in the number of broadcasting minutes of protected performances. Additionally, Eshkolot requested to oblige the Cable Companies to pay the maximum statutory compensation, as set in the Copyrights Law, in the total amount of NIS 24.3 million. Eshkolot also requested a permanent injunction order against the cable companies that will prohibit the broadcast of protected performances employing performers’ rights held by Eshkolot, unless expressly authorized by Eshkolot.

Further, the Court was requested to give a temporary injunction to prohibit the Cable Companies from broadcasting performances employing performers’ rights held by Eshkolot, unless an advance express written authorization from Eshkolot is received, until the hearing and the decision in Eshkolot’s primary claim for compensation for violating performers’ rights and in the request for the permanent injunction against the Cable Companies.

On May 13, 2004, the court approved the parties’ notice of arbitration and the case was forwarded to arbitration with instructions to strike the lawsuit with no order for expenses.

The statement of complaint on behalf of Eshkolot, in the arbitration, was filed on June 25, 2004. The amount of the claim, which significantly exceeds the amounts that were paid previously to Eshkolot by the Cable Companies pursuant to the agreement that was valid until 2002, is NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004-2006. Eshkolot argues that this is the “appropriate royalty” as implied in the Performers and Broadcasters Rights Law – 1984, which is to be paid each year.

- F–63 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

The statement of defense on behalf of the Cable Companies was filed on August 3, 2004. In the statement of defense, the Cable Companies refute Eshkolot’s arguments, inter alia, concerning the scope of the use of its repertoire and claim that in view of the various developments in the communications market in Israel, and particularly in view of entering of competitors to the market such as Yes – the amount of the royalties paid to Eshkolot should be decreased. It is further argued that Eshkolot is not the owner of rights in certain musical works, which it refers to within its claim, since the performing artists exclusively assigned their rights to production companies. The Company also claims that Eshkolot misused its monopolistic powers in the market, in order to impose unreasonable prices on its consumers.

On January 30, 2005 Eshkolot requested the Cable Companies to pay an interim payment in the amount of NIS 11.5 million for the years 2003 – 2005 (in addition to the payment in the amount of NIS 3.5 million). On February 15, 2005 the Cable companies replied Eshkolot and declined the said request. On February 25, 2005 the parties submitted a request to delay the arbitration proceedings including, inter alia, the decision regarding the said request, in order to enable them to conduct negotiations. The negotiations between the parties have not yet been concluded.

According to the opinion of the Company’s management, based on the opinion of its legal counsels and in view of the preliminary stage of the proceedings, it is impossible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

c)

The license agreement between the Cable Companies and the Israel Records and Cassette Federation (the “Record Federation”) (the “Agreement”) terminated in the end of 2002. Upon the termination of the Agreement, the parties negotiated in order to renew or extend the Agreement for an additional period. Under these negotiations, the parties agreed, inter alia, that as an interim arrangement, the Cable Companies shall pay the Records Federation for the year 2003 75% of the amount which was paid to the Federation in the year 2002. This amount was to be paid until the execution of a new agreement between the parties. It was further agreed that the Cable Companies shall be granted a license to broadcast the repertoire of the Record Federation until the execution of a new agreement.

In 2004, the parties conducted mediation proceedings in an effort to reach a new agreement, hence such agreement was not reached.

- F–64 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On December 13, 2004, the Records Federation informed the Cable Companies that since an agreement was not yet executed, it regards the usage of its repertoire as a violation of its rights and hence announced that it contemplates to pursue legal actions in order to avoid such alleged violation and receive a monetary compensation.

On December 27, 2004, the Records Federation sent a letter demanding from the Cable Companies a payment of NIS 24 million (plus VAT) (for the years 2003–2005). The relative part of the company is NIS 6.2 million (plus VAT).

On January 23, 2005, the Cable Companies sent a response to the abovementioned demand. The Cable Companies stated that the demand is unreasonable. Without derogating from any allegation or right, the Cable Companies proposed to pay the Record Federation the entire amount that was paid in 2002 until a ruling is rendered in respect of the amount of the royalties to be paid. On January 30, 2005, the Records Federation dismissed the above payment proposal.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is very likely that the Records Federation shall take legal or quasi legal proceeding against the Cable Companies in the coming few months. However, since a lawsuit has not yet been filed, it is impossible, at this stage, to estimate the prospects of the abovementioned payment demand (see also Note 24(e)).

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

d)

The Company is involved in several additional claims that are not included in this section and which do not exceed the aggregate of NIS 5 million. The Company’s management estimation, based on the opinion of its legal counsel, is that no provision should be included in the financial statements in respect of such claims.

e)

In light of disagreement with the Tax Authorities, the Company and its subsidiary, Matav Haifa, received in 2002 and 2004, tax orders for tax years 1997 – 2001. Under these orders, the Company and Matav Haifa are required to pay an additional aggregate amount of NIS 52 million (not including interest and CPI linkage) and to decrease their carry forward losses for the years 2000–2001 by NIS 96 million. The Company and Matav Haifa disagree with the aforementioned Tax orders. Management’s opinion, based on the opinion of its tax advisers, is that the Company has well founded arguments against all the claims included in these tax orders and therefore the Company intends to appeal against these tax orders.

- F–65 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

In light of previously non-concluded discussions and unwritten understandings with the Tax Authorities, the Company recorded in the financial statements as of December 31, 2004, a provision of approximately NIS 6.5 million with respect to the aforementioned tax orders.

			f)	In May 2004, a subsidiary of the company, Matav Investments, received assessments for tax years 1998–2001 and a tax order for 2002.

The tax order for 2002 included a requirement to pay a tax amount of NIS 114 million (due to a dispute with the tax authorities – see also Note 11b(1)) which was fully provided for in the financial statement.

In addition, with respect to a 2002 tax order a deficit penalty was imposed on the Company in the amount of NIS 18 million (including interest and CPI linkage), which was delayed until the date of approval of the financial statements. See also Note 24e.

According to the opinion of the Company’s management, based on the opinion of its tax advisers, the Company has well founded arguments against the assessments and the mentioned penalty and therefore no provision has been made in the Company’s accounts for the above-mentioned deficit penalty claim and the assessments for tax years 1998–2001.

	3.	Hot Vision’s contingent liabilities:

In July – September 1999, Tevel and Golden Channels and Co. (“Golden Channels”) entered into license agreements with the major studios (Columbia, Fox and Warner Bros. International Television Distribution (“Warner”) to purchase contents (the “Agreements”). The contents were broadcast, inter alia, in channels “HOT 3” and “HOT Movies”, which are produced by Hot Vision for the Cable Companies, and for the for pay channels- “HOT Drama”, “Hot Action”, “Hot Fun” and “Cinema Prime”, which are produced by Avdar Silver Industries Ltd. (“Avdar”) for the Cable Companies.

Agreements were entered into by and between Tevel, Golden Channels and Hot Vision, according to which, broadcasting rights for the above contents, were provided to Hot Vision. In addition, agreements were entered between Avdar and the Cable Companies, pursuant to which the broadcast rights for the above pay channels were placed with Avdar.

1)

On November 27, 2002, Warner filed a lawsuit against Tevel in the District Court in California seeking, inter alia, a monetary compensation of $17 million (“Warner Lawsuit”). Warner contends that the agreement between Warner and Tevel dated July 13, 1999, pursuant to which Tevel acquired from Warner the rights to broadcast films, was breached and consequently terminated by Warner.

- F–66 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

Following the Warner Lawsuit and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv (the “Court”) a motion to instruct Warner, inter alia, to take any measure necessary to discontinue the Warner Lawsuit (in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the Court and based on the proof of debt submitted by Warner to the trustee under the same cause of action (“the Trustee’s Motion”)).

On February 10, 2003, the Court rendered its ruling in favor of the Trustee’s motion and dismissed Warner’s position (although a “Blocking Order” as this term is defined in the Civil Procedure Regulations 1984, was not granted). The Court determined, inter alia, that Warner instituted unlawful proceeding in the United States under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered its decision of Warner’s proof of debt, according to which, it rejected the majority of the said proof. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on June 24, 2003, Warner filed an amended appeal on the trustee’s decision relating to the matter of the proof of debt.

On October 21, 2003, the Supreme Court dismissed Warner’s appeal with respect to the Court’s ruling dated February 10, 2003, subject to the rights of Warner and the Trustee to raise arguments as to the issue of the applicable law with respect to the proceeding of the proof of debt within Warner’s appeal on the trustee’s decision. In addition, the Court instructed Warner to file an amended appeal in order to include the argument with respect to the applicable law.

The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which proved the debt for Warner in the amount of $182 thousand only) and proved Warner a debt in the aggregate of $17 million and alternatively $12 million.

On September 1, 2004, the Court dismissed the amended appeal with respect to the proof of debt determining that the Warner’s appeal contradicts the law and its entire substance is nothing but an attempt to generate high profit in an unjust and extraordinary manner at the expense of the ordinary creditors of Tevel. In view of the extraordinary circumstances and the scope of litigation, the Court ruled that Warner shall pay Tevel expenses and legal fees.

- F–67 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On October 5, 2004, Warner filed an appeal with the Supreme Court. Simultaneously, Warner filed, on that very day a motion for stay of performance with respect to the ruling dated September 1, 2004, with the Court and an urgent motion for hearing the said motion. On October 5, 2004, the Court rendered a ruling according to which, the facts referred to in the motion for stay of performance were not supported by an affidavit and it was further determined that the motion is inappropriate to be heard ex parte and the case shall be scheduled for hearing. In addition, the court, instructed that the trustee shall take into consideration the fact that a motion for the stay of performance proceeding was filed. On November 24, 2004, a reply to the motion for stay of performance was filed on behalf of the Trustee and on January 17, 2005 a reply on behalf of the Official Receiver was filed.

On February 9, 2005, the Court rendered its ruling in the matter of the motion for stay of performance. The court indicated that it is in the opinion that the prospects of Warner’s appeal to prevail are remote, however, due to the concern that if the stay of performance is not granted the factual situation shall be irreversible (in the event that a decision in the appeal shall be rendered in favor of Warner) and in order not to completely nullify the appeal, the court instructed that until a ruling in the appeal is rendered the trustee shall hold up an amount of $4 million, which is necessary for dividend distribution to Warner, if the Court shall render a judgment in favor of Warner in the appeal. The stay of performance is contingent upon a deposit of a bank guarantee by Warner in the amount of NIS 2 million to secure the creditors’ damages. The said amount was imposed in addition to the guarantees that may be determined by the Supreme Court as a prerequisite for hearing the appeal.

The hearing of the appeal in the Supreme Court is scheduled to September 19, 2005.

In the opinion of Tevel’s management, based on the opinion of its legal advisors, the prospects of Warner’s appeal on the ruling of the district court, are remote.

2)

On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, a monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as detailed in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least $16 million in addition to expenses. In addition, among others, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held in March 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the complaint and the counterclaim was held during January 2004 and in February 2004 the parties filed their summaries. In Warner’s post trial brief it requested compensation in the amount of approximately $25 million. Golden channels requested compensation in the amount of approximately $3.8 million.

- F–68 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On September 29, 2004, the district court in Los Angeles, California, ruled in favour of Warner. The district court awarded Warner damages in the amount of approximately $19.3 million (excluding attorney fees) and rejected Golden Channels’ counterclaims in the matter. The Court originally entered judgment for Warner in the amount of $19 million. It subsequently granted Golden’s motion to amend the judgment to deduct $0.6 million in tax certificate damages, and Warner’s motion to add $0.65 million in prejudgment interest. Following amendment, the judgment awarded Warner damages of $19.4 million, $0.2 million in costs, and $2.3 million in attorney’s fees and other costs, for a total judgment amount of $21.7 million (the “Final Amended Judgment”).

On March 7, 2005, Golden Channels filed a notice of appeal, pursuant to which, it appeals to the Unites States Court of Appeals for the Ninth Circuit from the Final Amended Judgment, including other prior orders and decisions granted by the Court.

On March 21, 2005 Warner filed a notice of cross appeal pursuant to which, it appeals to the United States Court of Appeals for the Ninth Circuit from the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest, as reflected in the Final Amended Judgment, including all orders and decisions pertaining thereto that are or may be merged into the Final Amended Judgment.

Pursuant to an agreement among the Israeli cable television operators (including Golden Channels, Tevel and the Company) and Hot Vision (see below), the Company is required to indemnify Golden Channels (through Hot Vision) for approximately 26.5% of the damages awarded to Warner, which will actually be paid by Golden Channels amounting at the maximum to approximately $5.755 million.

In light of the abovementioned and taking into consideration the additional interest and legal costs that may be incurred by Golden channels, the financial statements of Hot Vision as of December 31, 2004, include a provision of NIS 92.8 million (see below).

	3)	On or about the filing date of the lawsuits detailed in sections 1 and 2 above, Warner forfeited letters of credit it was granted by Golden Channels and Tevel in the amount of $5 million each.

Further to the above lawsuits and a demand made by Tevel and Golden Channels, Hot Vision’s board of directors resolved that, in principle, Hot Vision shall bear the amounts borne or to be borne by Tevel and Golden Channels with respect of the forfeiture of letters of credit, as detailed above, and in respect of the aforesaid agreements with the major studios, including their termination and related expenses and/or in respect of legal proceedings taken, subject to indemnification by its shareholders to cover these amounts.

- F–69 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On June 30, 2003, Hot Vision and the Cable Companies signed an agreement for the indemnification of Hot Vision relating to all of the amounts that it shall bear in connection with the debt to the major studios and expenses associated with the management of the above legal procedures (the “Indemnification Agreement”). According to the Indemnification Agreement, the Cable Companies are committed, one towards the other, to jointly finance through Hot Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented until the date of the financial statements against certain of the Cable Companies as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or terminated with the major studios - regarding content which was provided to channels “HOT 3” and “HOT Movies”. As for the pay channels (“Hot Drama”, “HOT Action”, “Hot Fun” and “Cinema Prime”), it was agreed that the amounts shall be paid directly to Tevel.

According to the Indemnification Agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements, including the amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the legal proceedings. The Indemnification Agreement stipulates, inter alia, that each of the Cable Companies shall pay Hot Vision sums, according to its relative share in the market, of the amounts that shall be actually paid by Tevel and/or Golden Channels with respect to their debt to the major studios and expenses associated with the management of the legal procedures in connection to “Hot Movies” and/or “HOT 3”.

The indemnification does not include amounts that are payable by the Cable Companies to Tevel and/or Golden Channels through Hot Vision and Avdar for purchase of content to channels “HOT 3” and “HOT Movies” and to the pay channels (“Hot Drama”, “HOT Action”, “Hot Fun” and “Cinema Prime”).

The indemnification Agreement further stipulates that the commitments of the Cable Companies shall be revoked in the following cases: (1) if the Cable Companies release Hot Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channel and the Company merge into another cable company (the “Merged Company”) and the Merged Company assumes, in writing and without any condition, the commitments of all of the Cable Companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the Merged Company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision’s obligations under the Indemnification Agreement.

- F–70 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

In light of the abovementioned, the Company included in the financial statements as of December 31, 2004 its relative share in the provision recorded by Hot Vision in the amount of NIS 24.7 million (including additional amounts as mentioned above).

		4.	There is no mechanism of the Cable Companies to charge the partnership for usage and maintenance fees of the network. See Note 1(a)(4).

	c.	Guarantees and charges:

1.

In order to secure its liabilities to banks and holders of debentures, the Company placed a first ranking floating charge on its assets and rights in favor of the banks and the debenture holders. The total secured liabilities at December 31, 2004 amounted to approximately NIS 634 million.

2.

Under some credit facility agreements of Partner, its principal shareholders were required to pledge, in favor of the participating banks in the aforesaid agreements, a part of their shares in Partner.

The Company, as one of Partner’s principal shareholders, registered a pledge, unlimited in amount, on its shares in Partner (5.25%) and all the rights attached thereto as security for the balance of Partner’s bank loans.

See Note 24(a) with respect to the removal of the pledge (as described above) as a result of the buy back transaction of Partner shares subsequent to the balance sheet.

3.

In order to ensure compliance with the obligations pursuant to the Licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry of Communications the following guarantees have been provided:

—

Bank guarantees by the three Cable Companies in the aggregate amount of $14 million to the Ministry of Communications pursuant to Hot Telecom Infrastructure License, of which the Company provided a bank guarantee in the amount of NIS 16.3 million (valid until December 2025 (see note 1(a)(8))).

			—	A guarantee of NIS 9.3 million to the Council pursuant to the Broadcast Licenses (valid until April 2005).

- F–71 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

Each of the Minister and the Council has the authority to exercise the applicable guarantees in the event that the Company or HOT Telecom, as the case may be, do not fulfill their obligations, and to cover any damage, loss or cost that the Council, the Minister, or the government may incur as a result of any breach of the Company’s obligations under the licenses, and to ensure all payments by the licensee, including royalty payments and payments of fines imposed by the Council or the Minister. The exercise of the guarantee does not derogate from the authority of the Council or the Minister to cancel the licenses, to amend the terms and conditions of the licenses or to impose other sanctions including fines for certain stipulated breaches or actions.

4.

The Company provided Hot Vision with unlimited guarantees on amounts due to a bank at a rate of approximately 25% of the total bank debt. In accordance with the resolution of Hot Vision’s board of directors, it was determined that the total credit to be extended to Hot Vision by the bank shall not exceed the amount of $35 million. Any excess amount shall be approved in writing by the Company’s board of directors. This resolution was forwarded to the bank that provides the credit. As of December 31, 2004, the Company’s share in those guarantees amounted to $4.6 million.

In addition, the Company is a guarantor to another bank to secure Hot Vision’s liabilities in the amount, which varies between $4.4 – $7 million (the Company’s share).

	5.	The Company recorded a charge on equipment purchased from a supplier to secure its liabilities toward the supplier in a total amount of NIS 0.6 million.

	6.	The Company guarantees an amount of $200 thousand to Barak (non-marketable equitable securities).

7.

The Company provided a bank guarantee of NIS 16.5 million to the Controller, which is valid through December 2007, to ensure compliance with the terms of the approval of the Controller to the merger. In the event that the Controller decides, in his discretion, that there has been a breach of the terms of the approval, he may fully exercise the guarantee. (see Note 1(a)(4)).

	8.	The Company provided a bank guarantee in the amount of NIS 4.7 million to secure the payments of the affiliate partnership Hot Telecom to Lucent (see Note 5(b)(4)(c)).

9.

The Company and Tevel guarantee jointly and severally in a total aggregate amount of $4.5 million to secure the payments of Hot Telecom to Cisco. The Cable Companies signed an indemnification agreement in respect of the mentioned guarantee.

- F–72 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

d.

In 2000, the Company was granted a call option for the purchase of 50% of the shares in the company which produces the Hop channel Hop Ltd. (“Hop”) from its shareholders in consideration for $50 thousand. Due to the terms of the Controller’s approval to the merger of the Cable Companies, the Company was required to transfer the option to the full and exclusive ownership of a third party so that the Company does not have any interest in Hop. In the context of the agreement with the third party, it was determined that, in consideration for the transfer of the rights in the option to a third party, the third party shall pay the Company an amount equivalent to 95% of the amount actually received upon the exercise of the option and the actual purchase of ownership in 50% of the shares in Hop. In August 2003, the third party entered into an agreement with United King (1999) Ltd. (“United King”) for the sale of the option in consideration for the total amount of approximately $1.8 million. The Company’s share amounts to approximately $1.7 million.

As of December 31, 2004, the Company did not recognize as income the expected gain, which amounts to $1.1 million, net of tax effect, from the sale of the option, since the material conditions, as stipulated in the sale agreement, were not fulfilled. The Company notes that a legal proceeding in this respect is currently pending in the Tel- Aviv - Jaffa District Court.

NOTE 16: –	SHAREHOLDERS’ EQUITY

	a.	Share capital:

		1.	Composition of share capital:

	December 31, 2003		December 31, 2004

	Authorized	Issued and outstanding	Authorized	Issued and outstanding

	Number of shares

Ordinary shares 1 NIS par value each	100,000,000	30,203,918	100,000,000	30,220,477

	2.	The Company’s shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

The Company’s ADS are listed on the NASDAQ under the symbol “MATV”. Each ADS represents two of the Company’s Ordinary shares of NIS 1 par value.

b.	Option plan for senior employees:

1.

On January 30, 2001, the Company’s Board of Directors approved an option plan for the Company’s senior employees (“the 2001 Plan”). Under the 2001 plan, senior employees are to be allotted, without consideration, up to 864,000 options to purchase 864,000 Ordinary shares of NIS 1 par value of the company.

- F–73 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16: –	SHAREHOLDERS’ EQUITY (Cont.)

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but instead the employees will be allotted shares in consideration for their par value only, in the amount which fair value reflects the element of the benefit embodied in the options as calculated at the time of exercise.

Under the plan, options become exercisable from the following dates: 1/3 of the options  – 12 months after the decision was taken to make the allotment; 1/3 of the options – 24 months after the allotment; and, 1/3 of the options – 36 months after the allotment. These options are exercisable (in whole or in part) for a period of 24 months from the end each of the above periods (the “exercise period”).

Options not exercised will expire after the exercise period. The exercise price of the options is NIS 49 per share, linked to the Israeli CPI for December 2000 (based on 85% of the price of the Company’s Ordinary shares on the date of the decision of the Board of Directors) (NIS 52 as of December 31, 2004).

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

On August 28, 2001, the Company’s Board of Directors approved to reprice the exercise price of the first allotted portion to NIS 39.60 (based on 90% of the price of the Company’s Ordinary shares on August 15, 2001) (NIS 41 as of December 31, 2004) and the earliest date on which the first portion of the options may be exercised was postponed for three months from the original date.

As of December 31, 2004, under the 2001 Plan, 770,500 options were issued to 45 employees, out of which 608,300 options were cancelled, 90,732 options were forfeited, 37,235 options were exercised and 34,233 options expired. See also 2 below.

2.

In November and December 2003, the Company’s Board approved a stock option plan for 50 of the Company’s employees (“the 2003 Plan”), according to which such employees will be granted a total of 770,500 options that are exercisable into 770,500 Ordinary shares of NIS 1 par value of the Company (including 85,000 options granted to an interested party).

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but instead the employees will be allotted shares in consideration for their par value only, in the amount which fair value reflects the element of the benefit embodied in the options as calculated at the time of exercise.

The options become exercisable from the following dates: 1/3 of the options –  January 31, 2004; 1/3 of the options – January 31, 2005; and 1/3 of the options – January 31, 2006 (the “vesting period”). The options are exercisable for a period of 36 months from the end of each of the above periods (the “exercise period”).

- F–74 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16: –	SHAREHOLDERS’ EQUITY (Cont.)

Any option that is not exercised during the exercise period expires. In the first tranche, the exercise price of the options is NIS 26.816 per share (on the basis of 85% of the average price of the Company’s share during 30 trading days on the Tel Aviv Stock Exchange before the date of the Board’s decision – November 17, 2003). In the second and third tranches, the exercise price of the options is determined as 90% of the average price of the Company’s share during 30 trading days on the Tel Aviv Stock Exchange before the end of vesting period of each of the tranches. Accordingly, the exercise price of the second tranche of the options is NIS 30.43 per share.

According to the 2003 plan, options may be issued provided that the employee waives his rights to options, which matured in the first and second tranches of the 2001 plan and that the Company’s Board of Directors approved the cancellation of the third tranche of the 2001 Plan, subject to the employees’ agreement (see 1 above).

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

On November 29, 2004, a special meeting of the Company’s shareholders approved the grant of 302,205 additional stock options under the 2003 plan at no consideration to the chairman of the Company’s board of directors. The exercise price of the options is NIS 38 per share.

As of December 31, 2004, under the 2003 plan, all 1,072,205 options were issued to 46 employees, out of which 36,483 options were exercised and 11,000 options were forfeited.

- F–75 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: –	TAXES ON INCOME

	a.	Tax laws applicable to the companies:

The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI.

	b.	Tax rates applicable to the income of the Group companies:

Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In July 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was approved by the “Knesset” (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 32% and 2007 and thereafter – 30%. The effect of the aforementioned change in tax rate on the results of operations in 2004 amounted to NIS 868 thousand.

	c.	Deferred income taxes:

The composition of the deferred tax assets and liabilities, related valuation allowance and the changes therein during the reported years and the related valuation allowance as of December 31, 2004 and 2003, are as follows:

	Consolidated

	Temporary differences related to investment in affiliate	Provisions for employees rights (severance pay and vacation pay) and for allowance for doubtful accounts	Carryforward tax losses	Valuation allowance	Total

	Adjusted NIS in thousands

Balance at January 1, 2003	–	1,656	153,360	(155,016)	–

Change during 2003 – recorded in net loss	(15,630)	712	36,685	(37,397)	(15,630)

Balance at December 31, 2003	(15,630)	2,368	190,045	(192,413)	(15,630)

	Reported NIS in thousands

Balance at January 1, 2004	(15,630)	2,368	190,045	(192,413)	(15,630)

Adjustment due to tax rate change	868	(171)	(34,935)	35,106	868

Change during 2004 – recorded in net loss	(9,219)	356	24,759	(25,115)	(9,219)

Balance at December 31, 2004	(23,981)	2,553	179,869	(182,422)	(23,981)

- F–76 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: –	TAXES ON INCOME (Cont.)

	The Company

	Temporary differences of investment in affiliate company	Provisions for employees rights (severance pay and vacation pay) and for allowance for doubtful accounts	Carryforward tax losses	Valuation allowance	Total

	Adjusted NIS in thousands

Balance at January 1, 2003	–	1,249	122,585	(123,834)	–

Change during 2003 – recorded in net loss	(15,630)	242	36,175	(36,417)	(15,630)

Balance at December 31, 2003	(15,630)	1,491	158,760	(160,251)	(15,630)

	Reported NIS in thousands

Balance at January 1, 2004	(15,630)	1,491	158,760	(160,251)	(15,630)

Adjustment due to tax rate change	868	(77)	(30,792)	30,869	868
Change during 2004 – recorded in net loss	(9,219)	209	30,326	(30,535)	(9,219)

Balance at December 31, 2004	(23,981)	1,623	158,294	(159,917)	(23,981)

Deferred taxes are calculated using a 34% tax rate.

d.	Taxes on income included in the statements of operations:

	1.	Composition:

	Consolidated

	Year ended December 31,

	2002	2003	2004

	NIS in thousands

	Adjusted		Reported

Current	108,851	41,799	–
Deferred taxes	–	(6,303)	–
For previous years	–	–	7,281

	108,851	35,576	7,281

	The Company

	Year ended December 31,

	2002	2003	2004

	NIS in thousands

	Adjusted		Reported

Current	108,851	41,799	–
Deferred taxes	–	(6,303)	–
For previous years	–	–	4,516

	108,851	35,496	4,516

Current taxes are computed at the tax rate of 35% (previous years – 36%).

- F–77 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: –	TAXES ON INCOME (Cont.)

2.

Below is a reconciliation between the theoretical tax expense (benefit), assuming all of the Group’s income is taxed at the regular tax rates applicable to companies in Israel (see (1) above), and the actual tax expense as reported in the statements of operations.

	Consolidated

	Year ended December 31,

	2002		2003	2004

	NIS in thousands

	Adjusted			Reported

Income (loss) before taxes on income, as reported in the statement of operations	131,765		(10,781)	(90,004)

Theoretical tax rate	36%		36%	35%

Theoretical tax expenses (benefit)	47,435		(3,881)	(31,501)

Increase (decrease) in taxes resulting from:

Non-deductible expenses	4,115		1,980	6,386
Tax losses for which deferred taxes were not provided	55,424	*)	36,685 *)	24,759
Temporary differences for which deferred taxes were not provided	(242	)*)	712 *)	356
Difference in definition of capital and assets for tax purposes	2,059		–	–
Taxes in respect of prior years	–		80	7,281

	108,851		35,576	7,281

	The Company

	Year ended December 31,

	2002		2003		2004

	NIS in thousands

	Adjusted				Reported

Income (loss) before taxes on income, as reported in the statement of operations	185,248		(6,369)		(105,163)

Theoretical tax rate	36%		36%		35%

Theoretical tax expenses (benefit)	66,689		(2,293)		(36,807)

Increase (decrease) in taxes resulting from:

Non-deductible expenses	3,639		1,372		6,272
Tax losses for which deferred taxes were not provided	38,723	*)	33,805	*)	23,407
Taxes in respect of equity earnings of partnership	–		2,370	*)	6,919
Temporary differences for which deferred taxes were not provided	(200	)*)	242	*)	209
Taxes in respect of prior years	–		–		4,516

	108,851		35,496		4,516

*) Reclassified.

- F–78 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: –	TAXES ON INCOME (Cont.)

	e.	Carryforward tax losses:

At December 31, 2004 and 2003, the Group had carryforward tax losses (include capital losses) of adjusted NIS 600 million and NIS 527 million, respectively. As of December 31, 2004 and 2003, the Company had carryforward of tax losses (including capital losses) of adjusted NIS 528 million and NIS 441 million, respectively. The amounts of carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely. The amounts of carryforward tax losses is subject to adjustments depending on the results of the dispute with the tax authorities (Note 11b(1)) and the tax assessments and orders received (Note 15b(e) and 15b(f)).

	f.	Tax assessments:

The Company has received final assessments through 1996, and the other Group companies have received final assessments and orders through 1997.

Regarding tax assessments which were received by the Company and its subsidiaries for years 1997 - 2002 (see Note 15b(e) and 15b(f)).

- F–79 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18: –	LINKAGE TERMS OF MONETARY ITEMS

	Consolidated

	December 31, 2003				December 31, 2004

	In or linked to foreign currency *)	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency *)	Linked to the Israeli CPI	Unlinked	Total

	NIS in thousands

	Adjusted				Reported

Assets:

Cash and cash equivalents	80	–	37,868	37,948	70	20,095	4,085	24,250
Short-term deposit	–	–	–	–	–	–	50	50
Trade receivables	–	–	83,151	83,151	2,060	–	73,398	75,458

Other accounts receivable	–	–	8,592	8,592	320	–	12,210	12,530
Loan, long-term debt and capital note to affiliates	–	–	13,623	13,623	–	–	25,900	25,900
Other receivables	–	–	885	885	–	–	601	601

	80	–	144,119	144,199	2,450	20,095	116,244	138,789

Liabilities:

Short-term credit	19,005	163	370,562	389,730	20,115	–	416,914	437,029
Trade payables	7,331	–	87,368	94,699	28,362	–	75,920	104,282
Affiliate – current accounts	–	–	17,690	17,690			18,112	18,112
Other accounts payable	–	83,418	54,930	138,348	27,936	94,758	52,531	175,225
Loans from banks and other (including current maturities)	25,214	147,862	–	173,076	2,346	125,937	1,484	129,767
Debentures (including current maturities)	–	99,846	–	99,846	–	67,206	–	67,206
Customers’ deposits for converters, net of accumulated amortization	–	25,675	–	25,675	–	20,279	–	20,279

	51,550	356,964	530,550	939,064	78,759	308,180	564,961	951,900

*) Mainly in U.S. dollar.

- F–80 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18: –	LINKAGE TERMS OF MONETARY ITEMS (Cont.)

	The Company

	December 31, 2003							December 31, 2004

	In or linked to foreign currency**)	Linked to the Israeli CPI		Unlinked		Total		In or linked to foreign currency**)	Linked to the Israeli CPI	Unlinked		Total

	NIS in thousands

	Adjusted							Reported

Assets:

Cash and cash equivalents	80	–		35,799		35,879		70	20,095	1,437		21,602
Trade receivables	–	–		45,400		45,400		–	–	37,398		37,398
Other accounts receivable	–	359,562	*)	7,009		366,571	*)	320	352,600	5,518		358,438
Loan, long-term debt and capital note to affiliates	–	–		13,623		13,623		–	–	25,900		25,900
Other receivables	–	–		885		885		–	–	601		601

	80	359,562	*)	102,716		462,358		390	372,695	70,854		443,939

Liabilities:

Short-term credit	–	–		349,223		349,223		1,245	–	395,437		396,682
Trade payables	7,331	–		56,286		63,617		22,490	–	52,427		74,917
Affiliate – current accounts	–	–		15,988		15,988		–	–	18,619		18,619
Other accounts payable	–	43,418		81,560		124,978		26,771	92,043	38,965		157,779
Loans from banks and other (including current maturities)	25,214	147,862		–		173,076		2,346	125,937	1,484		129,767
Debentures (including current maturities)	–	101,103		–		101,103		–	68,010	–		68,010
Customers’ deposits for converters, net of accumulated amortization	–	18,882		–		18,882		–	14,901	–		14,901
Capital notes to subsidiaries	–	–		3,601	*)	3,601	*)	–	–	3,351	*)	3,351	*)

	32,545	311,265		506,658		850,468		52,852	300,891	510,283		864,026

*)	Reclassified.

**)	Mainly in U.S. dollar.

- F–81 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19: –	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS

a.	Other operating expenses:

		Consolidated				The Company

		Year ended December 31,				Year ended December 31,

		2002	2003		2004	2002	2003		2004

		NIS in thousands

		Adjusted			Reported	Adjusted			Reported

	Payroll and related expenses	31,763	32,131		34,550	19,203	18,840		18,894
	Royalties and other payments to the Government	20,631	24,242		22,879	14,450	15,925		14,659
	Royalties in respect of films and programs – paid to Hot Vision	61,763	53,994		51,647	44,981	38,129		37,759
	Costs in respect of programs and other services provided	181,172	141,500	*)	157,104	121,885	98,957		107,987
	Subscribers’ maintenance	17,619	22,845		27,589	11,590	14,380		19,369

	Other	32,493	31,453	*)	33,817	17,808	20,974		24,964

		345,441	306,165		327,586	229,917	207,205		223,632

b.	Selling, marketing, general and administrative expenses:

	Selling and marketing:

	Payroll and related expenses	15,832	15,539		19,121	11,191	10,446		9,631
	Advertising	10,218	14,698		32,791	8,952	8,457		19,444
	Sales promotion	14,593	13,717		11,764	8,981	7,975		5,913

		40,643	43,954		63,676	29,124	26,878		34,988

	General and administrative:

	Payroll and related expenses	20,777	16,596		19,309	10,735	12,718		13,792
	Office rent and maintenance	9,687	7,894		9,635	7,687	4,692		5,318
	Professional fees	4,600	5,445	*)	6,418	3,100	5,445	*)	6,235
	Legal fees	2,383	1,547		2,144	2,383	1,182		1,539
	Amortization of intangible asset	1,420	894		–	–	–		–
	Doubtful accounts and bad debts*)	2,065	5,300		1,928	1,452	3,590		1,256
	Other	5,205	4,983	*)	5,957	4,542	661	*)	2,200

		46,137	42,659		45,391	29,899	28,288		30,340

		86,780	86,613		109,067	59,023	55,166		65,328

	*) The changes in allowance for doubtful accounts are composed as follows:
	Balance at beginning of year	4,575	3,887		3,250	3,633	2,898		2,495
	Write-off of bad debt	(2,753)	(5,937)		(1,940)	(2,187)	(3,993)		(1,205)
	Increase during the year	2,065	5,300		1,928	1,452	3,590		1,256

	Balance at end of year	3,887	3,250		3,238	2,898	2,495		2,546

*)	Reclassified.

- F–82 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19: –	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS (Cont.)

	c.	Financial expenses (income), net:

	Consolidated			The Company

	Year ended December 31,			Year ended December 31,

	(* 2002	(* 2003	2004	(* 2002	(* 2003	2004

	NIS in thousands

	Adjusted		Reported	Adjusted		Reported

In respect of debentures and long-term loans	25,032	11,214	15,068	24,092	11,214	15,068

In respect of short-term credit	10,328	51,637	22,251	10,771	49,272	20,062
Banks and credit card companies commissions	6,595	7,473	7,394	4,732	5,296	5,609
Other, net	6,134	13,634	5,620	4,530	13,605	5,222

	48,089	83,958	50,333	44,125	79,387	45,961

	*)	In 2002 and 2003, includes purchasing power gain or loss in respect of monetary items.

d.	Other income (expenses), net:

Gain (losses) from:
Gain from sale of shares of affiliate	295,933	96,662	–	302,418	97,876	–
Write-off of investment in other company	(8,962)	–	(16,241)	(8,830)	–	(16,241)
Gain (loss) from sale, net of write-off of property, plant and equipment	(44)	(9,956)*)	51	(92)	(7,638)	168
Provision for claims and settlement of claims (see Note 15(b)(3))	(235)	–	(24,292)	(235)	–	(24,751)
Merger expenses related to the Cable Companies	(2,801)	(4,487)	(812)	(2,801)	(4,487)	(812)
Adjustments of amortization of deposits for converters and other	(5,356)	(4,001)	–	(3,434)	(2,803)	–
Retroactive refund of royalties	–	4,151	–	–	4,151	–
Other	–	(1,373)	(1,386)	(452)	(2,158)	(340)

	278,535	80,996	(42,680)	286,574	84,941	(41,976)

*)	Reclassified.

- F–83 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20: –	NET EARNING (LOSS) PER SHARE

Number of shares and income (loss) used in the calculation of income (loss) per ordinary share:

Year ended December 31,

2002			2003			2004

Net income			Loss			Loss
	Weighted			Weighted			Weighted
Adjusted NIS in thousands	average amount of shares		Adjusted NIS in thousands	average amount of shares		Reported NIS in thousands	average amount of shares

33,824	28,860	*)	(5,450)	29,347	*)	(82,984)	29,360

	*)	Subsequent to deduction of the shares held by a subsidiary.

NOTE 21: –	BUSINESS SEGMENTS

	a.	The group companies operate in two principal business segments: cable television and Internet.

	b.	All income and expenses are attributed directly to business segments. No material transactions among the segments were carried out.

c.

Since a fee mechanism for the usage of the cable infrastructures and other services and facilities by the internet segment has not been determined yet, the Company does not charge Matav Infrastructure for these services. Accordingly, the results of the internet segment do not include any expenses for this usage and services and the depreciation of the cable infrastructure is fully recorded as part of the cable television segment results. The results of the internet segment include direct expenses only.

d.

Segment’s assets include all operating assets used in the segment and mainly consist of trade receivables and property, plant and equipment. Most of the assets can be attributed to a certain segment. The amounts of certain assets that are used by both segments, are allocated between the segments on a reasonable basis.

e.

The liabilities of a segment include all operating liabilities deriving from its operating activities and consist mainly of trade payables and other accounts payable. Assets and liabilities of the segment do not include income tax assets and liabilities.

- F–84 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21: –	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2004

	Internet	Cable Television	Total consolidated

	Reported NIS in thousands

Sales to external customers	65,659	518,905	584,564

Total revenues	65,659	518,905	584,564

Segments results (operating income (loss))	28,457	(25,448)	3,009

Financial expenses, net			(50,333)
Other income, net			(42,680)
Taxes on income			7,281

Income (loss) after taxes on income			(97,285)
Equity in earnings of affiliates			14,301

Loss			(82,984)

Other information

Segment assets	112,863	839,401	952,264
Unallocated assets			126,618

Total consolidated assets			1,078,882

Segment liabilities	17,445	210,916	228,361
Unallocated liabilities			752,740

Total consolidated liabilities			981,101

Capital expenditure	8,165	87,263	95,428

Depreciation and amortization	6,871	138,412	145,283

- F–85 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21: –	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2003

	Internet	Cable Television		Total consolidated

	Adjusted NIS in thousands

Sales to external customers	34,403	511,077		545,480

Total revenues	34,403	511,077		545,480

Segment results (operating (loss) income)	10,436	(18,255)		(7,819)

Financial expenses, net				(83,958)
Other income, net				80,996
Taxes on income				(35,576)

Income (loss) after taxes on income				(46,357)
Equity in earnings (losses) of affiliates				40,907

Loss				(5,450)

Other information

Segment assets	78,090	940,663	*)	1,018,753 *)
Unallocated assets				123,799 *)

Total consolidated assets				1,142,552

Segment liabilities	15,963	184,141		200,104
Unallocated liabilities				761,700

Total consolidated liabilities				961,804

Capital expenditure	38,131	17,524		55,655

Depreciation and amortization	6,792	153,729		160,521

*)	Reclassified

- F–86 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21: –	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2002

	Internet	Cable Television		Total consolidated

	Adjusted NIS in thousands

Sales to external customers	9,124	486,412		495,536

Total revenues	9,124	486,412		495,536

Segment results (operating (loss))	(7,724)	(90,957)		(98,681)

Financial expenses, net				(48,089)
Other income, net				278,535
Taxes on income				(108,851)

Income after taxes on income				22,914
Equity in earnings of affiliates				10,910

Net income				33,824

Other information

Segment assets	39,297	1,042,360	*)	1,081,657 *)
Unallocated assets				50,969 *)

Total consolidated assets				1,132,626

Segment liabilities	10,369	145,761		156,130
Unallocated liabilities				829,424

Total consolidated liabilities				985,554

Capital expenditure	36,073	80,768		116,841

Depreciation and amortization	5,893	156,103		161,996

*)	Reclassified

- F–87 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22: –	TRANSACTIONS WITH INTERESTED PARTIES

			Consolidated and the Company

			Year ended December 31,

			2002	2003	2004

			NIS in thousands

			Adjusted		Reported

a.	Salaries and profit sharing grant:

	1.	To unemployed directors:

		Payments	194	142	142
		Number of recipients	3	3	5

	2.	Employed interested parties:

		Cost of salaries (1)	1,251	1,116	2,481
		Number of recipients	1	1	2

b.	Expenses:

	Rental and services to shareholders affiliate		286	244	255
	Payment to supplier (infrastructure and maintenance)		15,127	13,936	10,095
	Operating commissions		2,902	–	–
	Professional services		295	2,728	87

(1)	For the year ended December 31, 2004, includes an amount of NIS 1,300 thousand in respect of a termination charge.

- F–88 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23: –	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	a.	Foreign exchange risk management:

The Company enters into foreign exchange contracts to hedge itself against the risk of the possible fluctuation of the change in the dollar/NIS exchange rate, attributable to future dollar cash outflows.

As of December 31, 2004, the Company had call options to buy $24 million in consideration for NIS 108 million. The options, which are due to expire on December 12, 2005, are presented in the financial statements at market value (see c below). As of December 31, 2003, the Company had call options to buy $24 million and put options to sell $24 million in consideration for NIS amounts.

Those hedges were not designated as hedge transactions for accounting purposes; hence all changes in fair value were recorded in 2004, 2003 and 2002 as financial expenses in the amount of NIS 3,800 thousand, NIS 11,218 thousand and NIS 365 thousand, respectively.

	b.	Concentrations of credit risks:

At December 31, 2004 and 2003, the Group held cash and cash equivalents which were deposited mainly with Israeli banks. The Group is of the opinion that the credit risk in respect of these balances is remote.

The Group’s revenues are derived from a large number of customers in the licensed areas. Consequently, the exposure to concentration of credit risk relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

	c.	Fair value of financial instruments:

The fair value of the financial instruments included in working capital of the Group and of loans from banks is usually equal to or approximates their carrying value.

The fair value of debentures as of December 31, 2004 and 2003 amounted to adjusted NIS 67 million and adjusted NIS 99 million, respectively, which represents the market value of the debentures on the TASE.

The fair value of the derivatives mentioned in a. above as of December 31, 2004 is a net asset of adjusted NIS 320 thousand.

As to the fair value of the investment in Partner – see Note 5(b)2.

- F–89 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24: –	SUBSEQUENT EVENTS

a.

On April 20, 2005, the Company exercised its option to participate in the share buyback of Partner Communications Company Ltd. (“Partner”), together with Elbit Ltd., Eurocom Communications Limited and Polar Communications Limited. At the closing of the transaction, the Company sold to Partner 7,783,444 ordinary shares of Partner for a total consideration of approximately NIS 250 million. The above mentioned transaction was subsequent to the removal of the pledge on Partner shares as described in Note 15(c)2. The Company expects to recognize on this sale in its financial statements prepared under Israeli GAAP a capital gain (net of tax effect) of approximately NIS 115 million. Subsequent to the above sale, the Company holds 1,884,926 Ordinary shares of Partner (constituting approximately 1.2% of the share capital of Partner), almost all of which are still subject to transfer restrictions under Partner’s communications license (see Note 5b(2)(b)).

As a result of a decrease in the interest held in Partner, effective as of April 2005, the investment in Partner shall be accounted for in the Company’s financial statements, in accordance with generally accepted accounting principles in Israel, under the cost method.

b.

The Controller approved the merger between Bezeq - Israeli Telecommunications Corporation Ltd. (“Bezeq”) and Yes subject to various conditions. Such merger shall increase Bezeq’s holdings in Yes in excess of 50%. The Cable Companies, including the Company, filed an appeal on the Controller’s decision on March 14, 2005.

c.

On May 26, 2005, the Company announced that it is delaying the implementation of its previously announced plan, as mentioned in Note 1(a)11, to terminate its SEC registration, NASDAQ listing and its American Depository Receipt (ADR) program.

The board of directors of the Company will re-examine the timing of such termination in the next few months.

d.

On June 15, 2005, Barak, Clalcom Ltd (which holds approximately 44% of the share capital of Barak and which is a subsidiary of Clal Industries and Investments Ltd.), Clal Industries and Investments Ltd. (together: “Clal”), Dial-the Israeli Company for International Communications Ltd. (“Dial”), and Matav entered into a Non-Binding Term Sheet in order to set out the terms for a proposed restructuring of Barak’s capital and debt (the “Term-Sheet”), subject, inter alia, to the entry of Barak, certain holders of Senior Subordinated Discount Notes due 2007 of Barak (the “Existing Notes”) (the “Note Holders”), Clal and the current shareholders of Barak, into a definitive Restructuring Agreement. The Restructuring Agreement shall be effected through, amongst other, a plan under Section 350 of the Companies Law (the “Plan”).

- F–90 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24: –	SUBSEQUENT EVENTS (Con.)

Pursuant to the Plan, Barak shall pay the Note Holders, upon the Plan becoming effective (the “Closing”) a cash sum (the “Cash Payment”) of US$32.35 million in exchange for the full and final compromise of: (a) US$57.4 million of the principal face value of the Existing Notes; (b) default interest on the interest coupon due on the outstanding Existing Notes on November 15, 2004 (the “November Coupon”), but excluding the November Coupon itself; and (c) all interest accrued on the outstanding Existing Notes including the interest coupon due on the outstanding Existing Notes on May 15, 2005 and all default interest thereon, but excluding (i) the November Coupon, and (ii) the interest due on the Residual Notes accruing from March 1, 2005 (The “Debt Compromise”).

Following the Debt Compromise, the principal amount of the Existing Notes shall be reduced to US$65 million (the “Residual Notes”). The Residual Notes shall bear interest at the rate of 10% per annum, accruing from March 1, 2005.

In addition, within 3 business days of the date of the Restructuring Agreement, Barak shall pay to the Note holders, US$7.65 million (being the November Coupon) out of its cash funds. The payment of the November Coupon shall be in addition to the payment of the Cash Payment.

The Cash Payment shall be funded by Clal in exchange for ordinary shares that will be issued to Clal by Barak, on terms to be agreed between Clal, Barak and the other current shareholders of Barak and subject to the prior approval by the Note Holders. Following Closing, Clal will own at least 95% of the share capital of Barak, subject to any participation by the current shareholders of Barak in the funding of the Cash Payment.

The Restructuring Agreement is subject to certain conditions and approvals which have not yet been met or received.

The company is entitled, no later than June 30, 2006, to participate in the funding of the Cash Payment, in the amount of US$6 million in accordance with its proportional holdings in Barak at that time. In the event that the company shall elect to participate in the funding of the Cash Payment, its holdings in Barak shall be increased to approximately 18.5%. If the Company shall elect not to participate in the funding of the Cash Payment, its holdings in Barak shall be reduced to approximately 1.39%.

In connection with the Company’s participation right, as described above, the company entered into an agreement with Clal according to which upon its decision to participate in the cash payment together with Clal, the company will be entitled to appoint one board member out of a total five board members in Barak and will be granted, among other preemptive rights, a Put option to sell all of its shares in Barak to Clal at certain conditions as detailed in the agreement. In addition, it has been agreed by the parties that Clal will be granted, among certain rights as defined in the agreement, a Call option at certain conditions as agreed upon, to purchase all of the company’s shares in Barak. According to the agreement the company had to inform Clal on its participation no later than June 30, 2005.

During June 28, 2005 the Company’s Board of Directors approved the Company’s participation in the funding of the Cash Payment, as described above..

- F–91 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24: –	SUBSEQUENT EVENTS (Con.)

	e.	Contingent liabilities:

1.

Further to Note 5b(4) above, during a preliminary hearing of the amended petition against Hot Telecom, submitted by Bezeq, which was held on April 14, 2005, and in accordance with the Court’s recommendation, Bezek withdrew the petition.

2.

Further to Note 15b(2)(c), in April 11, 2005 the Israeli Records and Cassettes Federation (the “Federation”) filed in the District Court of Haifa a claim against the Company and the other Cable Companies as well as a request for payment of temporary royalties. The Federation seeks to represent the Israeli record companies as well as foreign record companies that impressed musical compositions on records and compact disks, which the Cable Companies broadcast.

The Federation noted that it reserves the right to request a preliminary injunction. The Federation further noted its consent that the Court shall render a judgment in way of granting the operative legal ruling without furnishing any reasoning. In addition the Federation informed the Court of its consent to arbitration proceedings. The Court is further requested to instruct the Cable Companies to pay the Federation interim royalties until a judgment is rendered. The Federation presented two main models in respect of the calculation of the royalties as follows: (a) payment in the amount of 0.26% – 0.3% of the income of the Cable Companies (plus VAT); (b) payment of yearly royalties in a fixed sum per subscriber (plus VAT).

The Federation requested the Court to oblige the Cable Companies to pay permanent royalties in the sum of $2 per each subscriber that does not receive the audio channels or $5 per each subscriber that receives the audio channels.

The Cable Companies submitted the response to the request for payment of temporary royalties and the statements of defense on June 6, 2005.

In the response, the Cable Companies claimed, inter alia, that the request made by the Federation for the payment of temporary royalties was not timely and was not submitted in good faith. In addition the Cable Companies claimed that the amount of the request was extremely unreasonable and it should be an amount of up to US$200,000, which is the contractual amount that has already been paid to the Federation. The date of the hearing was set on July 6, 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

- F–92 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24: –	SUBSEQUENT EVENTS (Con.)

		3.	The class action described in Note 15b(1)(d):

On May 15, 2005, the Tel Aviv-Jaffa district court approved the request filed by the parties and rendered a judgment according to which the claim was stricken.

4.

Further to Note 15(b)2(f) above, during June 2005 Matav Investments signed an agreement with the tax authorities regarding the tax assessments for the years 1998-2001. The agreement does not have an effect on the financial statements.

NOTE 25: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES

	a.	The Company provides nominal historical data for income tax purposes only.

b.

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel, based on the historical cost convention, without taking into consideration the changes in the general purchasing power of the Israeli currency.

	c.	Balance sheets – the Company:

	December 31,

	2003	2004

	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	35,879	21,602
Trade receivables	45,400	37,398
Other accounts receivable	19,431	15,321

	100,710	73,321

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in subsidiaries and long-term accounts	227,483	239,974
Investments in affiliates	72,365	111,072
Investment in non-marketable equity securities	16,536	–
Other receivables	885	601

	317,269	351,647

PROPERTY, PLANT AND EQUIPMENT:
Cost	1,090,654	1,134,888
Less – accumulated depreciation	536,694	620,800

	553,960	514,088

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	1,134	525

	973,073	940,581

- F–93 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	December 31,

	2003	2004

	NIS in thousands

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	394,896	424,992
Current maturities of debentures	33,701	34,005
Trade payables	63,617	74,917
Jointly controlled entity – current account	15,988	18,619
Other accounts payable	139,027	183,167

	647,229	735,700

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	127,403	101,457
Debentures	67,402	34,005
Losses over investments in subsidiaries	12,393	16,759
Customers’ deposits for converters, net of accumulated amortization	18,882	14,901
Accrued severance pay, net	704	1,023

	226,784	168,145

SHAREHOLDERS’ EQUITY:
Share capital	30,204	30,220
Additional paid-in capital	295,439	295,439
Accumulated deficit	(226,583)	(288,923)

	99,060	36,736

	973,073	940,581

- F–94 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	d.	Statements of operations – the Company:

	Year ended December 31,

	2002	2003	2004

	NIS in thousands

Revenues	346,094	372,202	370,275

Operating expenses	323,537	304,573	312,627

Gross profit	22,557	67,629	57,648

Selling, marketing, general and administrative expenses:
Selling and marketing	29,159	27,236	34,988
General and administrative	29,934	28,664	30,340

	59,093	55,900	65,328

Operating income (loss)	(36,536)	11,729	(7,680)
Financial expenses, net	(70,832)	(71,181)	(40,787)
Other income (expenses), net	285,130	88,516	(42,201)

Income (loss) before taxes on income	177,762	29,064	(90,668)
Taxes on income	110,720	36,530	4,516

Income (loss) after taxes on income	67,042	(7,466)	(95,184)
Equity in earnings (losses) of affiliates and subsidiaries, net	(61,228)	62,734	32,844

Net income (loss) for the year	5,814	55,268	(62,340)

- F–95 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	e.	Statements of changes in shareholders’ equity

	Share capital	Additional paid-in capital	Retained earnings (accumulated deficit)	Cost of Company shares held by subsidiary	Total

	NIS in thousands

Balance at January 1, 2002	30,204	318,727	(287,665)	(63,603)	(2,337)
Net income for the year	–	–	5,814	–	5,814
Sale of Company shares held by subsidiary	–	(377)	–	1,309	932

Balance at December 31, 2002	30,204	318,350	(281,851)	(62,294)	4,409
Net income for the year	–	–	55,268	–	55,268
Sale of Company shares held by subsidiary	–	(22,911)	–	62,294	39,383

Balance at December 31, 2003	30,204	295,439	(226,583)	–	99,060
Net loss for the year	–	–	(62,340)	–	(62,340)
Exercise of stock options by employees	16	–	–	–	16

Balance at December 31, 2004	30,220	295,439	(288,923)	–	36,736

- F–96 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements are prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”). Israeli GAAP vary in certain respects from generally accepted accounting principles in the U.S. (“U.S. GAAP”), as described below:

	a.	Effect of inflation:

As described in Note 2b, the Company, in accordance with the Israeli GAAP, comprehensively included the effects of price level changes in the accompanying financial statement until December 31, 2003, when the adjustment of financial statements for the effects of inflation in Israel was discontinued. Such Israeli accounting principles measured the effects of the price level changes in the inflationary Israeli economy and, as such, this is considered a more meaningful presentation than financial reporting based on historical cost for Israeli and U.S. accounting purposes. As explained in Note 2b above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (thereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2004 for non-monetary items that originated before the transition date are based on their adjusted December 2003 shekel balance. U.S. GAAP does not generally provide for the adjustment of financial statements for the impact of inflation for entities which do not operate in an hyperinflationary economy. As permitted by the Untied States Securities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the accompanying reconciliation of Israeli GAAP to U.S. GAAP.

	b.	Proportionate consolidation:

Under Israeli GAAP, a jointly controlled entity is included in the Company’s consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to disclose the differences in classification that result from using proportionate consolidation provided all of equity holders contractually participate in the operations of the joint venture. For the Company’s share in assets, liabilities, revenues, expenses and cash flows of the jointly controlled entity consolidated by the proportionate consolidation method, see Note 5(d).

	c.	Investment in Partner:

Under US GAAP, the investment in Partner’s shares is accounted for as an investment in available-for-sale marketable securities pursuant to Statement of Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”).

- F–97 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

Accordingly, the securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains on the sale of Partner shares are included in the consolidated statement of operations. When computing realized gain or loss, cost, determined on an average basis, is based upon the carrying amount of the investment in Partner’s shares, at the date on which the company ceased to account for such investment under the equity method under U.S. GAAP (April 2002), due to realization of a significant part of the investment in Partner shares and as a result loss of the ability to exercise significant influence over Partner. At that date, the carrying amount of the investment in Partner was nil.

Under Israeli GAAP, the investment in Partner’s shares is accounted for under the equity method, since the Company is considered to have the ability to exercise significant influence over the financial and operating policies of Partner.

In 2002, the Company realized 7.7% of Partner’s outstanding shares. Due to the difference between the carrying amount of the investment in Partner under Israeli GAAP to such amount under U.S. GAAP, the gain realized under U.S. GAAP (net of taxes) amounted to NIS 305,860 thousand, and exceeded the realized gain under Israeli GAAP by NIS 9,155 thousand (net of taxes).

On November 3, 2003, the Company realized an additional 2.15% of Partner’s issued and outstanding share capital in consideration for adjusted NIS 114.4 million. As a result, the Company recognized a gain under U.S. GAAP of approximately adjusted NIS 73.2 million, net of taxes on income, which exceeded the gain, net of taxes, recognized under Israeli GAAP by adjusted NIS 10.9 million.

During the years 2004, 2003 and 2002, the Company recorded under US GAAP as other comprehensive income unrealized gains, net of tax of approximately NIS 16.9 million, adjusted NIS 143.2 million and adjusted NIS 150.4 million, respectively. As of December 31, 2004 and December 31, 2003, the accumulated other comprehensive income totaled approximately NIS 237.2 million and adjusted NIS 220.3 million, respectively.

The Company recorded under Israeli GAAP equity earnings, net of tax effect, in respect of the investment in Partner in the amount of NIS 17,610 thousand, NIS 42,270 thousand and NIS 14,181 thousand in 2004, 2003 and 2002, respectively. These equity earnings were cancelled under U.S. GAAP.

As described in Note 24a, subsequent to balance sheet date, the Company sold 7,783,444 of Partner shares. As a result, the Company expects to record in 2005 under U.S. GAAP in its statement of operations a realized gain of approximately NIS 164.3 million, net of taxes.

- F–98 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	d.	Effect of change in tax rate:

As described in Note 17(b) in June 2004, an amendment to the Income Tax Ordinance was approved by the Israeli parliament which determined, among others, that the corporate tax rate is to be gradually reduced to 30% in 2007, beginning in 2004. According to U.S. GAAP, the effect of tax rate changes is reflected as a component of tax expense from continuing operations. Thus, the effect of the tax rate change on the deferred taxes relating to Partner shares, which were initially charged to other comprehensive income, was recognized as an adjustment to income tax expense and amounted to a tax benefit of NIS 6.1 million.

	e.	Compensation expense in respect of employee stock options (see also Note 16b):

Under Israeli GAAP, no compensation expenses are recorded in respect of employee stock options.

Under U.S. GAAP as permitted by Statement of Financial Accounting Standards (“FAS”) No. 123 of the Financial Accounting Standards Board of the United States (“FASB”), “Accounting for Stock-Based Compensation”, the Company accounts for its employee stock option plans using the provisions prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable at a subsequent measurement date. Compensation cost is recorded over the vesting period. The Company’s plans are considered to be variable plans and accordingly compensation expense is measured as the intrinsic value of the options at the end of each reporting period. The data for each employee stock option plan is as follows:

		1.	The 2001 plan:

As of December 31, 2004, all options under this plan were cancelled, exercised or expired.

Since the exercise price of the options was higher than the fair value of the shares as of December 31, 2003 and 2002 no compensation expenses were charged to income under U.S. GAAP.

The fair value of each option at the date of grant and at the date of the repricing, computed by the Black-Scholes formula, was NIS 6.6 (as for the first tranch) and NIS 7.5 (as for the second and third tranches). The assumptions used in this calculation were: dividend yield of 0%, expected volatility at the date of grant and at the date of the repricing of 46.11% and 49.83%, respectively, risk-free U.S. dollar interest rate of 6.5% and expected average life of 1 year.

- F–99 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	2.	The 2003 plan:

a.

The difference between the fair value of the shares as of December 31, 2004 (NIS 33.2; $ 7.7) and the exercise price of such options (adjusted NIS 26.816; $ 6.12 for the first allotted portion, adjusted NIS 30.43; $ 7.25 for the second allotted portion and NIS 29.9; $ 6.9 for the third allotted portions*) is recognized as compensation expense over the vesting period (December 29, 2003 to January 30, 2006). Expenses are recorded against additional paid-in capital.

The fair value of each option at the date of grant, computed by the Black-Scholes formula, was adjusted NIS 13.096-14.474. The assumptions used in this calculation were: dividend yield of 0%, risk-free U.S. dollar interest rate of 4%, expected average life of 3.08-5.08 years and volatility at date of grant of 33.89%.

		b.	As for the options which were granted on November 29, 2004:

As of December 31, 2004, the fair value of the shares (NIS 33.2; $ 7.7) is below the exercise price of such options (NIS 38) and, therefore, no compensation expenses have yet been recorded.

The fair value of each option at the date of grant, computed by the Black-Scholes formula, was NIS 10.77. The assumptions used in this calculation were: dividend yield of 0%, risk-free U.S. dollar interest rate of 3.5%, expected average life of 3 years and volatility at date of grant of 43.12%.

		*)	The exercise prices for the third allotted portions were calculated based on 90% of the share price as of December 31, 2004. See also Note 16b(2).

- F–100 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

A summary of the Company’s share option activity under the plans is as follows:

	Year ended December 31,

	2002		2003		2004

	Amount of options	Weighted average exercise price (NIS)	Amount of options	Weighted average exercise price (NIS (1)	Amount of options	Weighted average exercise price (NIS (1)

Outstanding – beginning of the year	812,000	47.46	711,000	48.87	841,468	31.28
Granted	–	–	770,000	30.09	302,205	38.00
Exercised	–	–	–	–	(73,718)	39.54
Canceled or expired	–	–	(608,300)	49.26	(34,233)	52.00
Forfeited	(101,000)	37.57	(31,232)	52.00	(11,000)	30.17

Outstanding – end of the year	711,000	48.87	841,468	31.28	1,024,722	32.30

Options exercisable at the end of the year	206,333	41.20	71,468	44.11	228,578	27.23

1)

Average exercise price of the third allotted portion of the 2003 plan was calculated based on the assumption that the exercise price of the third allotted portion is 90% of the share price, as of December 31, 2004. As of December 31, 2003, the average exercise price for the second and third allotted portions of the 2003 plan were calculated based on the assumption that the exercise price of the second and third allotted portions are 90% of the share price as of December 31, 2003.

The options as of December 31, 2004 have been separated into ranges of exercise price, as follows:

Exercise price (NIS)	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (Years)		Weighted average exercise price (NIS)	Options exercisable at December 31, 2004	Weighted average exercise price of exercisable options (NIS)

26.82–30.43	722,517	3.08		30.22	220,184	26.82
38.00	302,205	unlimited	*)	38.00	8,394	38.00

	1,024,722	3.03		32.51	228,578	27.23

*)	As long as employment is not terminated. In case of employment termination, the options expire within the timeframe set forth in the option agreement.

- F–101 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

The weighted average values of options granted during the years ended December 31, 2002, 2003 and 2004 were:

	For exercise price on the grant date that:

	Exceeds market price			Less than market price

	Year ended December 31,			Year ended December 31,

	2002	2003	2004	2002	2003	2004

Weighted average exercise prices	–	–	38.00	–	30.09	–

Weighted average fair value on grant date	–	–	10.77	–	13.88	–

Had compensation cost for the Company’s plan been determined based on the fair value at the measurement date for the above awards consistent with the method of FAS 123, the Company’s net income (loss) and earnings (loss) per ordinary share and per ADS would have been reduced to the pro forma amounts indicated below:

	Year ended December 31,

	2002	2003	2004

	NIS in thousands

Net income (loss), as reported	27,451	(38,093)	(98,434)
Add: Stock-based employee compensation expense included in reported net income (loss)	65	197	2,491
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	2,896	982	7,254

Pro forma net income (loss)	24,620	(38,878)	(103,197)

Earnings (loss) per Ordinary share:
Basic and diluted – as reported	0.95	(1.30)	(3.26)

Basic and diluted – pro forma	0.85	(1.32)	(3.43)

Earnings (loss) per ADS:
Basic and diluted – as reported	1.90	(2.60)	(6.52)

Basic and diluted – pro forma	1.70	(2.64)	(6.86)

For pro forma purposes, options issued in the 2003 plan in exchange for options from the 2001 plan were accounted for as a modification of options whereby the additional value resulting from the modification on the date of exchange is recorded as compensation expense.

- F–102 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	f.	Debentures issued with detachable warrants:

Under U.S. GAAP, the proceeds derived from issuance of debentures and detachable warrants in a public offering, were allocated between the securities based on their relative fair value. The aforementioned allocation resulted in a discount on the debentures, which is amortized over the debenture’s contractual life under the effective interest method.

Under Israeli GAAP, all the proceeds were attributed to the debentures, as the warrants were issued in accordance with the prospectus for no consideration.

	g.	Accrued severance pay:

According to U.S. GAAP, accrued severance pay and related funded amounts are presented in the balance sheet separately as a liability and asset, respectively. Income from earnings on amounts funded is added to severance pay funds.

According to Israeli GAAP, accrued severance pay is included in the balance sheet net of any related funded amounts, including the income from earnings on amounts funded.

See Note 12 for the presentation in the Company’s balance sheet prepared under Israeli GAAP.

	h.	Company shares held by subsidiary (treasury stock):

Under Israeli GAAP, the losses incurred during 2003 from sale of treasury stock, in the amount of adjusted NIS 25,791 thousand, were charged to additional paid in capital.

Under U.S. GAAP, such losses should be charged to additional paid in capital to the extent that previous net gains from sales of treasury stock were included therein, otherwise it should be charged to retained earnings. Since there were no gains from previous sales of such stock the aforementioned losses were charged to accumulated deficit.

	i.	Comprehensive income:

Under U.S. GAAP, it is required to present a statement of comprehensive income. Comprehensive income consists of net income and other gains affecting shareholders equity that under generally accepted accounting principles are excluded from the net income. For the Company, such items consist of unrealized gains on available for sale securities (see also paragraph c. above).

Under Israeli GAAP, no such statement is recognized.

- F–103 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	j.	Classification of certain expenses and income:

1.

Under Israeli GAAP, losses in respect of legal claims in the amount of NIS 24,292 thousand and adjusted NIS 235 thousand incurred in 2004 and 2002, respectively, are included as other expenses. Under U.S. GAAP, such expenses should be included among operating expenses.

2.

Under Israeli GAAP adjustments of amortization of deposits for converters in the amount of adjusted NIS 4,001 thousand and adjusted NIS 5,356 thousand in 2003 and 2002, respectively, are included as other expenses. Under U.S. GAAP such expenses should be deducted from revenues.

3.

Under Israeli GAAP, income from retroactive refund of royalties in the amount of adjusted NIS 4,151 thousand, recorded in 2003, is included as other income. Under U.S. GAAP, such income should be included among operating expenses.

4.

Under Israeli GAAP, the gain (loss) on sales and write-off of property, plant and equipment in the amount of NIS 51 thousand, adjusted NIS (9,956) thousand and adjusted NIS (44) thousand, recorded in 2004, 2003 and 2002, respectively, are included as other expenses and income. Under U.S. GAAP, such expenses and income should be included within operating expenses.

5.

Under Israeli GAAP, merger expenses related to the cable companies and other expenses in the amount of NIS 2,198 thousand, adjusted NIS 4,576 thousand and adjusted NIS 2,801, recorded in 2004, 2003 and 2002, respectively are included as other expenses. Under U.S. GAAP, such expenses should be included within operating expenses

6.

Under Israeli GAAP, the write-off of receivables related to payments made to government authorities in previous years in the amount of adjusted NIS 1,284 thousand, recorded in 2003, is included within other expenses. Under U.S. GAAP, such write-off should be included within operating expenses.

	k.	Long term liabilities to banks in respect of borrowed debt securities

Under Israeli GAAP debt to banks that represents borrowing of debt securities (i.e. short sale of debt securities), for which the Company has an intent and it is probable that the Company will repay only at  maturity of these debt securities, is accreted to the redemption value based on the effective interest method.

Under U.S GAAP such liabilities are recorded at fair value with changes in fair value recorded in earnings.

- F–104 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	l.	Impairment of long-lived assets:

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

The abovementioned difference between Israeli GAAP and U.S. GAAP did not have an effect on the Company’s financial statements.

- F–105 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

m.	The effects on the financial statements of the abovementioned differences between U.S. GAAP and Israeli GAAP are as follows:

	1.	Consolidated balance sheets:

	December 31,

	2003			2004
							Convenience
	As reported	Effect of		As reported			translation
	under Israeli	U.S.	Under U.S.	under Israeli	Effect of U.S.	Under U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	December 31,
							2004
	Adjusted			Reported
							U.S. dollars
	NIS in thousands						in thousands

Investment in affiliates (1)	66,807	(65,373)	1,434	101,736	(91,334)	10,402	2,415

Investment in available-for-sale marketable securities (1)	–	331,928	331,928	–	357,897	357,897	83,077

Severance pay fund (2)	–	16,126	16,126	–	17,911	17,911	4,158

Deferred taxes (3)	(15,630)	(95,960)	(111,590)	(23,981)	(90,637)	(114,618)	(26,605)

Accrued severance pay (2)	(2,106)	(16,126)	(18,232)	(2,483)	(17,911)	(20,394)	(4,734)

Long – term loans from banks (4)	–	–	–	(101,457)	(741)	(102,198)	(23,723)

Debentures (including current maturities) (5)	(99,846)	1,258	(98,588)	(67,206)	583	(66,623)	(15,465)

Shareholders’ equity:

Additional paid-in capital (6)	(375,538)	(98,703)	(474,241)	(375,538)	(101,194)	(476,732)	(110,662)

Accumulated deficit (7)	243,672	147,188	390,860	326,656	162,638	489,294	113,578

Accumulated other comprehensive income (8)	–	(220,338)	(220,338)	–	(237,212)	(237,212)	(55,063)

(1)	Effect of differences described in c. above.
(2)	Effect of differences described in g. above.
(3)	Effect of differences described in c and d. above.
(4)	Effect of differences described in k. above.
(5)	Effect of differences described in f. above.
(6)	Effect of differences described in e, f and h. above.
(7)	Effect of differences described in c., d., e., f., h. and k. above.
(8)	Effect of differences described in c. and i. above.

- F–106 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

2.	Consolidated statements of operations:

				Convenience translation
	Year ended December 31,
				Year ended
	2002	2003	2004	December 31,
				2004
	Adjusted		Reported
				U.S. dollars
	NIS in thousands			in thousands

Net income (loss), as reported in consolidated statements of operations under Israeli GAAP	33,824	(5,450)	(82,984)	(19,263)
Impact of applying U.S. GAAP:
Compensation expense in respect of employee stock options (see e. above)	(65)	(197)	(2,491)	(578)
Gain from sale of shares of an affiliate, net of taxes on income (see c. above)	9,155	–	–	–
Amortization of discount relating to debentures (see f. above)	(1,282)	(1,103)	(675)	(157)
Effect of recording long term liability in respect of borrowed debt securities at fair value (see k. above)	–	–	(741)	(172)
Gain from sale of investment in available for sale marketable securities, net of income taxes (see c. above)	–	10,927	–	–
Cancellation of equity in earnings of affiliate, net of taxes on income (see c. above)	(14,181)	(42,270)	(17,610)	(4,088)
Effect of change in tax rate (on deferred taxes) (see d. above)	–	–	6,067	1,409

Net income (loss) under U.S. GAAP	27,451	(38,093)	(98,434)	(22,849)

3.	Total comprehensive income (loss):

				Convenience translation
	Year ended December 31,
				Year ended
	2002	2003	2004	December 31,
				2004
	Adjusted		Reported
				U.S. dollars
	NIS in thousands			in thousands

Other comprehensive income (loss):
Unrealized gains on available for sale securities	222,612	223,756	25,969	6,028
Tax effect on unrealized gain	(72,236)	(80,552)	(9,095)	(2,111)
Reclassification adjustment for gain realized included in net income	–	(114,440)	–	–
Tax effect of reclassification adjustments	–	41,198	–	–

Total other comprehensive income	150,376	69,962	16,874	3,917

Net income (loss)	27,451	(38,093)	(98,434)	(22,849)

Total comprehensive income (loss)	177,827	31,869	(81,560)	(18,932)

Accumulated other comprehensive income:
Balance at beginning of the year	–	150,376	220,338	51,146
Other comprehensive income, net of tax for the year	150,376	69,962	16,874	3,917

Balance at end of year	150,376	220,338	237,212	55,063

- F–107 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

n.	Earnings (loss) per Ordinary share and per ADS (“EPS”):

Israeli GAAP relating to computation of EPS are described in Note 2q.

The EPS computation according to U.S. GAAP presented below is in accordance with FAS 128, “Earnings per Share”.

According to Israeli GAAP, the dilutive effect of convertible securities is included in the computation of basic earnings (loss) per share if their exercise or conversion is considered to be probable, even if their effect is antidilutive. According to U.S. GAAP, basic earnings (loss) per share exclude all convertible securities. In addition, the calculation of the dilutive effect of stock options under U.S. GAAP differs from such calculation under Israeli GAAP.

The above differences did not have an effect on the computation of earnings (loss) per share for the periods presented.

The calculation of EPS under U.S. GAAP is as follows:

	Year ended December 31,

	2002	2003	2004

	Adjusted		Reported

	NIS in thousands (except per Ordinary share and per ADS data)

Net income (loss) under U.S. GAAP (see k(2) above)	27,451	(38,093)	(98,434)

EPS under U.S. GAAP (*):

Basic and diluted earnings (loss) per Ordinary share	0.95	(1.30)	(3.26)

Basic and diluted earnings (loss) per ADS	1.90	(2.60)	(6.52)

	(*)	Number of Ordinary shares and ADS used for computation of earnings (loss) per share under U.S. GAAP does not differ from such number used for the computation under Israeli GAAP.

o.	Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The Company expects to adopt SFAS 123(R) on January 1, 2006.

- F–108 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

1.

The “modified prospective” method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

2.

The “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures in all prior periods presented.

The Company is still evaluating the method of adoption of FAS 123(R).

The adoption of the SFAS 123(R) fair value method will have an impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma information above.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

- F–109 -

MATAV - CABLE SYSTEMS MEDIA LTD.

APPENDIX TO FINANCIAL STATEMENTS

SCHEDULE OF PRINCIPAL INVESTEE COMPANIES

Name of company	Ownership and control as of December 31, 2004

Cable System Media Haifa-Hadera Ltd.	100%	Subsidiary

Matav Investments Ltd.	100%	Subsidiary

Matav Infrastructures 2001 – Limited Partnership	100%	Subsidiary

Matav Properties Ltd.	100%	Subsidiary

Partner Communication Company Ltd.	5.25%*)	Affiliate

Hot Vision Ltd.	26.6%	Proportionately consolidated

Nonstop Ventures Ltd.	50%	Affiliate

Hot Telecom – Limited Partnership	26.5%	Affiliate

*)  See also Note 24a.

- F–110 -

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

HOT VISION LTD.

We have audited the balance sheets of “Hot Vision Ltd.” (the “Company”) as of December 31, 2004 and 2003 (including the Appendix), and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (including the Appendix) referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations, changes in its shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from accounting principles generally accepted in the United States to the extent summarized in the Appendix to the financial statements attached hereto.

As described in Note 2, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements as of the dates and for the reported periods until the aforementioned date are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

/s/ Fahn Kanne & Co. Fahn Kanne & Co. Certified Public Accountants (Isr.)

Tel-Aviv, March 2, 2005

MATAV – CABLE SYSTEMS MEDIA LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2004

EXHIBITS

EXHIBITS

          The exhibits filed with or incorporated by reference into this annual report are listed on the index of exhibits below.

Exhibit Number	Description

***1.1	Matav’s Articles of Association, as adopted on December 31, 2000 and amended on October 31, 2002

*1.2	English translation of Matav’s Memorandum of Association

*2(a)	Specimen Certificate for American Depository Shares

**4(a)(i)-A	English summary of Merger Arrangement dated December 31, 2001

***4(a)(i)-B	English summary of final version of Merger Agreement dated February 2003

****4(a)(i)-C	English summary of Limited Partnership Agreement for HOT Telecom L.P., dated October 2003, as amended in November 2003.

****4(a)(i)-D	English summary of Agreement relating to the establishment of HOT Telecom Ltd., dated October 2003.

†4 (b)(ii)(b)-A

English translation of Cable Broadcast License dated April 30, 2002, as amended, granted to Matav– Cable Systems Media Ltd., and Cable Broadcast License dated April 30 2002, as amended, granted to Cable Systems Media Haifa – Hadera Ltd.

**4(b)(ii)(b)-C	English summary of Broadcasting HeadEnd License dated May 2, 2002 granted to Cable Systems Media Haifa – Hadera Ltd.

****4(b)(ii)(b)-D	English translation of Telecommunications Infrastructure Licensed dated November 25, 2003 granted to HOT Telecom L.P.

***4(c)(1)	English translation of 2001 Senior Employee Option Plan

****4(c)(2)	English summary of principal terms of 2003 Option Plan

6	See Note 2(q) to our financial statements for information explaining how net loss per share information was calculated

8	List of Subsidiaries

10.1	Consent of Independent Auditors

12.1	Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-4822).

**	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2001.
***	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2002.
****	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2003.
†

The terms of the Cable Broadcast License granted to Cable Systems Media Haifa – Hadera Ltd. are substantially identical to the terms of the Cable Broadcast License granted to Cable Systems Media Ltd. In accordance with Rule 12b-31, only the latter is exhibited hereto (Exhibit 4 (b)(ii)(b)-A). The only substantial differences between the two licenses are in relation to fees and license areas. An English translation of the annexes of the licenses relating to these issues is exhibited hereto separately for each license.